Form 20-F
period 2007-12-31
ChinaEdu CORP
filed 2008-06-27
CIK 1411419

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . .

For the transition period from                       to

Commission file number  001-33858

ChinaEdu Corporation
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

ChinaEdu Corporation 4th Floor-A, GeHua Building No. 1 QinglongHutong, Dongcheng District Beijing, 100007 People’s Republic of China
(Address of principal executive offices)

Julia Huang

Chairman, Chief Executive Officer and Acting Chief Financial Officer

ChinaEdu Corporation

4th Floor-A, GeHua Building

No. 1 QinglongHutong, Dongcheng District

Beijing, 100007 People’s Republic of China

Telephone: 86-10-84186655

Email: julia@chinaedu.net

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American depositary shares, each representing three ordinary shares, par value US$0.01 per share	Nasdaq Global Market
Ordinary shares, par value US$0.01 par value per share	Nasdaq Global Market*

*      Application made for listing, not for trading, but only in connection with the registration of the American Depositary Shares pursuant to requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

(Title of Class)

SEC 1852 (02-08)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

58,434,407 Ordinary Shares, par value $0.01 per Ordinary Share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒

International Financial Reporting Standards as issued by the International Accounting Standards Board ☐

Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐Yes   ☐ No

i

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•                  “we,” “us,” “our company” or “our” refers to ChinaEdu Corporation., its predecessor entities and subsidiaries;

•                  “China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau;

•                  “shares” or “common shares” refers to our common shares;

•                  “ADSs” refers to our American depositary shares, each of which represents three common shares, and “ADRs” refers to the American depositary receipts that evidence our ADSs; and

•                  “RMB” or “Renminbi” refers to the legal currency of China and “$,” “dollars,” “US$” or “U.S. dollars” refers to the legal currency of the United States.

ii

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “is expected to,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:

•                  our anticipated growth strategies;

•                  our future business development, results of operations and financial condition;

•                  expected changes in our revenues and certain cost and expense items;

•                  our ability to increase student enrollments and course fees and expand program, service and product offerings;

•                  competition in the language training, test preparation, primary and secondary education, educational content, software and other technology development and online education markets;

•                  risks associated with our offering of new educational programs, services and products and the expansion of our geographic reach;

•                  the expected increase in expenditures on education in China; and

•                  PRC laws, regulations and policies relating to private education and providers of private educational services.

You should read thoroughly this annual report and the documents that we refer to herein with the understanding that our actual future results may be materially different from and/or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this annual report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

iii

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.  Selected Financial Data

Selected Condensed Consolidated Financial Data

The following selected condensed consolidated statement of operations data for the three years ended December 31, 2005, 2006 and 2007 and selected condensed consolidated balance sheet data as of December 31, 2006 and 2007 have been derived from our audited consolidated financial statements included in this annual report. These consolidated financial statements have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm. The report of Deloitte Touche Tohmatsu CPA Ltd. on our audited consolidated financial statements for the three years ended December 31, 2005, 2006 and 2007 and as of December 31, 2006 and 2007 is included in this annual report.  The selected condensed consolidated statement of operations data for the year ended December 31, 2004 and selected consolidated balance sheet data as of December 31, 2004 and 2005 have been derived from our audited consolidated financial statements, which are not included in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The historical results are not necessarily indicative of results to be expected in any future period.  The selected condensed consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects—A. Operating Results” included elsewhere in this annual report. Selected condensed consolidated financial data as of December 31, 2003 and for the year ended December 31, 2003 has been omitted because this information could not be provided without unreasonable effort or expense.

	Years ended December 31,
	2004	2005	2006	2007	2007
	RMB	RMB	RMB	RMB	$
	(In thousands)
Condensed Consolidated Statement of Operations Data:
Net revenue
Online degree program	100,896	98,527	156,845	202,185	27,718
International curriculum programs	—	4,854	28,428	31,434	4,309
Online tutoring programs	—	14,390	17,384	18,013	2,469
Private primary and secondary schools	—	8,591	10,874	13,356	1,831
Net revenue	100,896	126,362	213,531	264,988	36,327
Cost of revenue	(38,014)	(53,138)	(80,308)	(96,349)	(13,209)
Gross profit	62,882	73,224	133,223	168,639	23,118
Operating expenses
General and administrative	(26,924)	(44,089)	(48,846)	(76,893)	(10,541)
Selling and marketing	(751)	(6,116)	(12,893)	(14,277)	(1,957)
Research and development	(12,905)	(11,842)	(14,263)	(21,021)	(2,882)
Goodwill impairment	—	—	—	(16,192)	(2,220)
Total operating expenses	(40,580)	(62,047)	(76,002)	(128,383)	(17,600)
Income from operations	22,302	11,177	57,221	40,256	5,518
Other income	—	—	—	394	54
Interest income	266	1,078	1,172	4,118	565
Interest expense	—	(1,242)	(2,279)	(2,130)	(292)
Income before income tax (benefits) provisions and minority interest	22,568	11,013	56,114	42,638	5,845
Income tax (benefits) provisions
Current	1,248	4,849	9,475	16,286	2,233
Deferred	(2,094)	(855)	(2,481)	(1,283)	(176)
Total income tax (benefits) provisions	(846)	3,994	6,994	15,003	2,057
Income before minority interest	23,414	7,019	49,120	27,635	3,788
Minority interest, net of taxes	(11,465)	(9,869)	(23,581)	(25,148)	(3,447)
Net income (loss)	11,949	(2,850)	25,539	2,487	341
Deemed dividends on preferred share	(15,959)	—	—	—	—
Net (loss) income attributable to ordinary shareholders	(4,010)	(2,850)	25,539	2,487	341
Adjusted EBITDA(1)	26,962	19,588	74,190	74,129	10,162
Net (loss) income per ordinary share—basic	(0.34)	(0.18)	0.65	0.06	0.01
Net income per preferred A share—basic	—	—	0.65	0.06	0.01
Net income per preferred B share—basic	—	—	0.65	0.06	0.01
Net income per preferred C share—basic	—	—	0.65	0.06	0.01
Net income per preferred D share—basic	—	—	—	0.06	0.01
Net (loss) income per ordinary share—diluted	(0.34)	(0.18)	0.60	0.05	0.01
Net (loss) income per ADS
Basic—ordinary	(1.02)	(0.54)	1.95	0.18	0.03
Diluted—ordinary	(1.02)	(0.54)	1.80	0.15	0.03
Weighted average shares used in calculating basic net (loss) income per ordinary share	11,673,946	16,243,736	39,209,606	42,147,170	42,147,170
Weighted average shares used in calculating diluted net (loss) income per ordinary share	11,673,946	16,243,736	42,708,213	47,322,184	47,322,184

	Years ended December 31,
	2004	2005	2006	2007	2007
	RMB	RMB	RMB	RMB	$
	(In thousands)
Share-based compensation expense included in:
Cost of revenue	369	369	468	346	47
General and administrative	2,719	1,965	1,942	2,960	406
Selling and marketing	—	—	205	222	30
Research and development	44	44	96	115	16
Total	3,132	2,378	2,711	3,643	499

Amortization of intangible assets acquired through business combination included in:
Cost of revenue	—	2,097	4,182	3,954	542
Selling and marketing	—	1,125	3,279	3,279	450

Total	—	3,222	7,461	7,233	992

(1) Adjusted EBITDA represents net (loss) income attributable to ordinary shareholders before deductions for minority interest, deemed dividend, interest, income taxes, depreciation, amortization and goodwill impairment. We believe that adjusted EBITDA is useful to investors as a measure of comparative operating performance, as it is less susceptible to variances in actual performance resulting from depreciation, amortization and goodwill impairment, interest and tax expenses and other non-cash charges and is more reflective of changes in pricing decisions, cost controls and other factors that affect operating performance. We also present adjusted EBITDA because we believe it is useful to investors as a way to evaluate our ability to incur and service debt, make capital expenditures and meet working capital requirements. Adjusted EBITDA is not intended as a measure of our operating performance, as an alternative to net income or as an alternative to any other performance measure in conformity with U.S. GAAP, or as an alternative to cash flow provided by operating activities as a measure of liquidity. The following is a reconciliation of net (loss) income attributable to ordinary shareholders to adjusted EBITDA:

	Years ended December 31,
	2004	2005	2006	2007	2007
	RMB	RMB	RMB	RMB	$
	(In thousands)
Net (loss) income attributable to ordinary Shareholders	(4,010)	(2,850)	25,539	2,487	341
Deemed dividends on preferred shares	15,959	—	—	—	—
Minority interest, net of taxes	11,465	9,869	23,581	25,148	3,447
Income tax (benefits) provision	(846)	3,994	6,994	15,003	2,057
Interest expense	—	1,242	2,279	2,130	292
Interest income	(266)	(1,078)	(1,172)	(4,118)	(565)
Depreciation	4,297	5,023	8,157	8,206	1,125
Amortization	363	3,388	8,812	9,081	1,245
Goodwill impairment	—	—	—	16,192	2,220
Adjusted EBITDA	26,962	19,588	74,190	74,129	10,162

	Years ended December 31,
	2004	2005	2006	2007	2007
	RMB	RMB	RMB	RMB	$
	(In thousands)
Condensed Consolidated Balance Sheet Data:
Cash and cash equivalents	106,936	155,912	148,315	497,114	68,148
Total assets	199,182	428,408	497,210	980,068	134,355
Total current liabilities	41,051	141,706	132,746	186,122	25,515
Total liabilities	43,881	188,036	183,568	243,338	33,358
Convertible notes	—	29,324	30,654	—	—
Total shareholders’ equity	145,698	204,235	264,319	678,734	93,046

Exchange Rate Information

The following table sets forth the noon buying rates for U.S. dollars in effect in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York, for the periods indicated.

	Renminbi per U.S. Dollar Noon Buying Rate
	Average	High	Low	Period-End
2003	8.2772	8.2765	8.2800	8.2767
2004	8.2768	8.2764	8.2774	8.2765
2005	8.1940	8.0702	8.2765	8.0702
2006	7.9723	7.8041	8.0702	7.8041
2007	7.6072	7.2946	7.8127	7.2946
December	7.3682	7.2946	7.4120	7.2946
2008
January	7.2405	7.1818	7.2946	7.1818
February	7.1644	7.1100	7.1973	7.1115
March	7.0722	7.0105	7.1110	7.0120
April	6.9997	6.9840	7.0185	6.9870
May	6.9725	6.9377	7.0000	6.9400
June (through June 23, 2008)	6.9104	6.8740	6.9633	6.8740

Source: Federal Reserve Bank of New York

On June 23, 2008, the noon buying rate was RMB6.8740 to $1.00.

We publish our financial statements in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, as of December 31, 2007, which was RMB7.2946 to $1.00. No representation is made that the Renminbi amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all.

Since July 2005, the Renminbi is no longer pegged solely to the U.S. dollar. Instead, its value is measured against a basket of currencies, determined by the People’s Bank of China, against which it can rise or fall by as much as 0.3% each day. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the future. See “—D. Risk Factors—Risks Related to the People’s Republic of China—The fluctuation of the Renminbi may materially and adversely affect your investment.”

B.  Capitalization and Indebtedness

Not applicable.

C.  Reasons for the Offer and Use of Proceeds

Not applicable.

D.  Risk Factors

Investing in our securities involves a high degree of risk. You should carefully consider the risks described below, in conjunction with other information and our consolidated financial statements and related notes included elsewhere in this annual report, before making an investment decision. Our business, financial condition or results of operations could be affected materially and adversely by any or all of these risks. The trading price of our ADSs could decline due to any or all of these risks, and you may lose all or part of your investment.

Risks Related to Our Business

The education sector, in which all of our businesses are conducted, and the telecommunication sector, upon which we are heavily reliant, each are subject to extensive regulation in China, and our ability to conduct business is highly dependent on our compliance with these regulatory frameworks.

The Chinese government regulates all aspects of the education sector, including licensing of parties to perform various services, pricing of tuition and other fees, curriculum content, standards for the operations of schools and learning centers associated with online degree programs and foreign participation. The laws and regulations applicable to the education sector are in some aspects vague and uncertain, and often lack detailed implementing regulations. These laws and regulations are subject to change, and new laws and regulations may be adopted, some of which may have retroactive application or have a negative effect on our business. For example, in 2003, the Chinese government adopted a new regulatory framework for Chinese-foreign cooperation in education. This new framework may encourage institutions with more experience, better reputations, greater technological know-how and larger financial resources than we have to compete against us and limit our growth. In addition, because the Chinese government and the public view the conduct of educational institutions as a vital social service, there is considerable ongoing scrutiny of the education sector and its participants. For a discussion of the regulatory framework for the education system and the telecommunication sectors in China, see “Item 4. Information on the Company—B. Business Overview—Regulation.”

We must comply with China’s extensive regulations on private and foreign participation in the education and telecommunication sectors, which has caused us to adopt complex structural arrangements with our Chinese subsidiaries and Chinese affiliated entities. If the relevant Chinese authorities decide our structural arrangements do not comply with these restrictions, we would be precluded from conducting some or all of our current business.

Chinese regulators have broad powers to regulate the tuition and other fees charged by schools and, as a result, can adversely impact the fees we receive from the schools to which we provide services, as well as the returns from the private primary and secondary schools operated by our Chinese affiliated entities. While China’s regulatory framework provides that investors in private schools are entitled to receive a “reasonable return” on their investment, there is no clear guidance in law as to what this term means.

Although our corporate structure and business are designed to comply with the limitations on foreign investment and participation in the education and telecommunication sectors, we cannot assure you that we will not be found to be in violation of any current or future Chinese laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to China’s Regulation of the Education and Telecommunication Sectors and Our Corporate Structure.” There are substantial uncertainties regarding the interpretation and application of Chinese laws and regulations. If we or any of our Chinese subsidiaries or Chinese affiliated entities are found to be or to have been in violation of Chinese laws or regulations limiting foreign ownership or participation in the education or telecommunication sectors, the relevant regulatory authorities have broad discretion in dealing with such violation, including but not limited to:

•                  levying fines and confiscating illegal income;

•                  restricting or prohibiting our use of the proceeds from our initial public offering to finance our business and operations in China;

•                  requiring us to restructure the ownership structure or operations of our Chinese subsidiaries or Chinese affiliated entities;

•                  requiring us to discontinue all or a portion of our business; and/or

•                  revoking business licenses.

Any of these or similar actions could cause significant disruption to our business operations or render us unable to conduct all or a substantial portion of our business operations, and may materially and adversely affect our business, financial condition and results of operations.

We derive a majority of our revenue by providing services to online degree programs, and any adverse development in this business will materially and adversely affect our overall results of operations.

78.0% of our net revenue in 2005, 73.5% of our net revenue in 2006 and 76.3% of our net revenue in the year ended December 31, 2007 were generated by providing services to online degree programs of Chinese universities. The continued growth of this business line depends on our ability to attract new university customers and the ability of these universities to increase the student enrollment for their online degree programs. We face many challenges in our online degree program services business, including:

•                  our structure for this line of business, in which services are provided to our university customer’s online degree program by one of our Chinese subsidiaries, one of our Chinese affiliated entities or a collaborative alliance we have formed with one of our university partners, may be found by Chinese regulatory authorities to violate restrictions on entities other than universities being responsible for online degree programs;

•                  the demand for online degree programs depends on the social acceptance and perceived attractiveness of degrees offered by these programs, which may decline due to actual or perceived quality problems at online degree programs and the increased availability of alternatives such as traditional degree programs, on-the-job training and overseas programs;

•                  the universities with online degree programs have primary responsibility for these programs and they may have priorities and objectives for the programs that conflict with our objectives of growing our revenue and profits from servicing the programs; and

•                  each of the universities with online degree programs has been approved by China’s Ministry of Education, or the MOE, to operate these programs as part of the MOE’s pilot program for online education and there is no assurance that the MOE will not restrict, suspend or revoke this program in the future or that any of the currently approved universities, including our university partners, will continue to qualify for this program.

In 2005, our revenue from online degree programs declined as a result of declines in enrollment and increased compensation paid to learning centers by some of the online degree programs serviced by us. The decline in enrollment resulted from new regulations issued by the MOE in February 2004. The new regulations prohibited universities from recruiting existing full-time students of traditional on-campus degree programs and instructed the online degree programs to recruit working adults. The new MOE regulations also required online degree programs to tighten their admission criteria and improve the quality of the information included in their recruiting materials. In 2005, these restrictions adversely affected both new student recruitment and total enrollment for the online degree sector in China. In particular, three of the online degree programs serviced by us experienced declines in student enrollment in 2005 compared to 2004 due to these restrictions on recruitment of new students. Since our service fees for online degree programs are based on either tuition revenue or tuition revenue net of certain expenses of our university customers online degree programs, including compensation paid to learning centers, any decline in our university partners’ online program enrollment or any increase in learning center expenses and other expenses payable by them to third parties will adversely affect the revenue that we receive from these programs.

A significant factor affecting the results of our online degree program services business is the fees that our university partners are required to pay to independent learning centers. The share of tuition revenue that we receive, through the collaborative alliances with our university partners, is after the payment of fees to learning centers. As a result, an increase in the portion of tuition fees paid to the learning centers will result in a decrease in the portion of tuition fees that we receive as revenue. The portion of tuition fees payable to learning centers has been increasing. In 2007, our university partners paid fees to independent learning centers in amounts ranging from 23% to 56% of the gross tuition revenues received by their online degree programs. In 2004, 2005, 2006 and 2007, the portion of gross tuition fees that our university partners in aggregate paid to independent learning centers was approximately 30%, 39%, 39% and 40%, respectively. This increase was attributable mainly to increases in demand by universities for services provided by a limited number of learning centers. There can be no assurance, however, that the amounts payable to independent learning centers, as a portion of gross tuition fees, will not continue to increase.

To the extent any of the factors discussed above or other adverse developments occur in the online degree program sector, our revenue and results of operations from our online degree program services business could be adversely affected.

Most of our revenue comes from a limited number of customers, and we may not succeed in attracting additional university online degree programs as customers.

In 2005, 2006, and 2007, 71.4%, 67.3% and 68.2%, respectively, of our net revenue was derived from our services to our five largest online degree program customers. Our three largest customers, Renmin University of China, China Agricultural University and Dongbei University of Finance and Economics, accounted for 21.1%, 17.3 % and 14.0%, respectively, of our net revenue in 2007. We will likely continue to rely on a relatively small number of customers for a significant portion of our revenue for the foreseeable future. If for any reason our revenue from any of our significant customers or other online degree programs were to decline or if we were to lose any of our significant customers, our revenue and results of operations would be materially and adversely affected.

Although our strategy is to increase the number of online degree programs using our services, we may not be able to attract additional university customers. Developing and entering into a relationship with a university requires considerable effort on our part, and we may spend considerable time and still may not be successful in developing a new customer. Our ability to expand our services to online degree programs is dependent on our ability to identify potential university partners who can provide course offerings that will be attractive to the target market and to develop a mutually acceptable arrangement with the university for the development of a program. Some of the universities offering online degree programs that do not utilize our services have developed their own technology platforms, and others have entered into service agreements with other service providers. Some of the universities we would like to partner with may not have goals and objectives that are compatible with ours, may be subject to long-term contracts with other service providers, or may have cumbersome decision-making procedures that may delay or prohibit our entering into a service relationship with them. In addition, some of these universities are also being pursued by our competitors. As a result, we cannot predict whether we will be successful in attracting additional universities to which we can provide services. If we are unsuccessful in establishing new service relationships, our strategic growth objectives may not be achieved, thereby adversely impacting our prospects and results of operations.

The tuition charged by online degree programs, the secondary and vocational schools that we provide curriculum programs to and our private primary and secondary schools are all subject to price controls administered by the Chinese government, and our revenue is highly dependent on the level of these tuition charges.

In the year ended December 31, 2007, 76.3% of our net revenue was generated by providing services to online degree programs. Our revenue in this segment comes primarily from service fees that are paid by universities and calculated as a percentage of the tuition revenue of the online degree programs that we provide services to, and the tuition charges for these programs are subject to price controls administered by various price control offices under China’s National Development and Reform Commission, or NDRC. Similarly, our revenue from the curriculum programs that we offer to secondary and vocational schools are also directly dependent on the tuition revenue of those schools, and those tuition charges are subject to administrative price controls. The tuition charges of our private primary and secondary schools are also subject to price controls. In light of the substantial increase in tuitions and other education-related fees in China in recent years, China’s price control authorities may impose stricter price control on tuition charges in the future. If the tuition charges upon which our revenue depends, particularly the tuition charges for online degree programs, were to be decreased or if they were not to increase in line with increases in our costs because of the actions of China’s administrative price controls, our revenue and profitability would be adversely affected.

In the course of auditing our consolidated financial statements for the year ended December 31, 2007, we and our auditors identified certain material weaknesses, significant deficiencies and other control deficiencies in our internal control over financial reporting; if we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely affected.

Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Prior to our initial public offering in December 2007, we had been a private company and had limited accounting personnel and other resources with which to address our internal control over financial reporting. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.  In the course of auditing our consolidated financial statements for the year ended December 31, 2007, our independent registered public accounting firm identified and communicated to us two material weaknesses and two significant deficiencies, as well as certain other control deficiencies, in our internal control over financial reporting as of December 31, 2007 as defined in Auditing Standard No. 5 of the U.S. Public Company Accounting Oversight Board, or Auditing Standard No. 5. Our management agreed with these findings. If we had performed a thorough assessment of our internal control over financial reporting or if our independent registered public accounting firm had performed an audit of our internal control over financial reporting, additional material weaknesses, significant deficiencies or control deficiencies may have been identified. As defined in Auditing Standard No. 5, a “material weakness” is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected, and a “significant deficiency” is a control deficiency, or combination of control deficiencies, that adversely affects our ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of our annual or interim financial statements that is more than inconsequential will not be prevented or detected.

The material weaknesses identified by our independent registered public accounting firm were:

•                  Inadequate financial reporting and accounting resources with a good understanding of U.S. generally accepted accounting principles, or U.S. GAAP, and Securities and Exchange Commission, or SEC, reporting requirements. In particular, our independent registered public accounting firm determined that we had insufficient resources in the accounting department to properly analyze transactions and prepare financial statements in accordance with U.S. GAAP. We have experienced difficulties obtaining timely and consistent financial information from our subsidiaries, and we have limited resources to monitor the accounting policies and financial activities of each subsidiary. As a result, a significant number of audit adjustments have been made to our management financial statements. Our recent initial public offering added significant new demands on our accounting and finance department, including with respect to: external financial reporting in compliance with SEC reporting requirements and U.S. GAAP accounting and disclosure requirements; and treasury and risk management.

•                  The lack of a comprehensive set of accounting policies and procedures in accordance with U.S. GAAP, and our existing accounting personnel do not have adequate guidance as to how transactions should be accounted for under U.S. GAAP. This has resulted in a significant number of audit adjustments in the past, and can cause material accounting and reporting errors not being detected in a timely manner.

The significant deficiencies identified by our independent registered public accounting firm were that we do not have a qualified internal tax team who can address our income tax accounting and compliance matters from a U.S. GAAP perspective, and we have certain significant deficiencies with respect to our management information systems.

Following the identification of these material weaknesses and significant deficiencies and other control deficiencies, we have taken measures and plan to continue to take measures to remediate these weaknesses and deficiencies. However, the implementation of these measures may not fully address these material weaknesses and significant deficiencies and other control deficiencies in our internal control over financial reporting, and we cannot yet conclude that they have been fully remedied. In addition, in March 2008, our Chief Financial Officer resigned from his position with the Company and we have not yet found a suitable replacement.  Ms. Julia Huang, our Chairman and Chief Executive Officer, is serving as interim Chief Financial Officer until such replacement is found.  The lack of a permanent Chief Financial Officer may hinder our remediation efforts and/or may lead to additional weaknesses and deficiencies. Our failure to correct these material weaknesses and significant deficiencies and other control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, effective internal control over financial reporting is important to help prevent fraud. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. See “Item 15. Controls and Procedures—Internal Control over Financial Reporting” in this annual report.

We are a public company in the United States and are subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act will require that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2008. In addition, beginning at the same time, our auditors must report on the effectiveness of our internal control over financial reporting. Our management or our auditors may conclude that our efforts to remediate the problems identified above were not successful or that otherwise our internal control over financial reporting is not effective. This could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our reporting processes, which could adversely impact the market price of our ADSs. We will need to incur significant costs and use significant management and other resources in order to comply with Section 404 of the Sarbanes-Oxley Act.

Chinese-foreign cooperative education programs, such as our international curriculum programs, are heavily regulated, and our ability to conduct business in this area is highly dependent on regulatory policies and our compliance with these policies.

Our international post-secondary curriculum, or BCIT, program has recently been restricted in its ability to contract new schools. In April 2007, the MOE issued the Circular on Further Regulating Chinese-Foreign Cooperative Education Programs. The circular directs the local education authorities generally to suspend the approval of any new Chinese-foreign cooperative polytechnic education programs until the end of 2008. To ensure the quality of the Chinese-foreign cooperative education programs, the circular emphasizes the regulatory supervision of these programs and advises local education authorities to closely supervise and monitor the existing programs, especially in recruiting materials, advertisements, and issuance of degrees and diplomas, and directs them to report and remedy any non-compliance by existing programs of the applicable regulations. As a result of this circular, our BCIT program has not been able to contract new schools for the program and we do not expect it to until at least 2009. Although the circular only discusses the suspension of approvals through the end of 2008, we cannot assure you that our BCIT program will be able to contract new schools in 2009 or at any time after that. These developments have adversely affected our results of operations and the prospects for this business, and other regulatory actions could have similar adverse effects.

Similarly, the schools participating in our English language curriculum, or FEC, program have faced challenges obtaining certain regulatory approvals. In August 2004, the MOE promulgated the Announcement regarding Re-Approval of Chinese-foreign Cooperative Educational Institutions and Programs, or the Re-Approval Announcement, which requires Chinese-foreign cooperative educational institutions and programs that were established before July 1, 2004 (the effective date of the Re-Approval Announcement) to be re-approved by the MOE. Nineteen of our 21 contracted schools within the FEC program at that time were subject to re-approval. So far, seven of our contracted schools have obtained re-approval from the MOE and the other 12 have submitted their applications for re-approval. If the MOE’s re-approval is not obtained, these schools may have to terminate their FEC programs, which would adversely affect our business, financial condition and results of operations.

Our business is subject to seasonal fluctuations, which may cause our operating results to fluctuate from quarter to quarter. This may result in volatility and adversely affect the price of our ADSs.

We have experienced, and expect to continue to experience, seasonal fluctuations in our revenue and results of operations, primarily due to seasonal changes in the number of students who are enrolled in, or served by, our businesses. Historically, our largest revenue student enrollments occur in the fall, and we generally recognize revenue over the six-month period following these enrollments. As a result, our revenue in the fourth quarter and first quarter of each year, representing the fall semester, have been higher than the other two quarters, which represent the spring semester. Our expenses and costs, however, do not necessarily correspond with changes in our revenue or the number of students who are enrolled in, or served by, our businesses. We expect quarterly fluctuations in our revenue and results of operations to continue. These fluctuations could result in volatility and adversely affect the price of our ADSs. As our revenue grows, these seasonal fluctuations may become more pronounced.

Our limited operating history may not serve as an adequate basis to judge our future prospects and results of operations.

We began operations in 1999, and only initiated three of our four lines of business in 2005 or 2006 through acquisitions. Our limited operating history may not provide a meaningful basis on which to evaluate our business. We incurred net losses prior to 2004. We cannot assure you that we will maintain our profitability or that we will not incur net losses in the future. We expect that our operating expenses will increase as we expand. Any failure to realize anticipated revenue growth could result in operating losses. We will continue to encounter risks and difficulties frequently experienced by companies at a similar stage of development. Given our limited operating history and the limited period of time that our management team has worked together, our operating history may not provide you with a sufficient basis upon which to evaluate the ability of our management team to address these risks. If we are not successful in addressing any or all of these risks, our business may be materially and adversely affected.

We are dependent on third parties, particularly the learning centers serving online degree programs, over which we have no control to perform functions that are critical to the success of our business.

The success of our business in providing services to online degree programs depends in part on the actions of learning centers and universities over which we have limited or no control. The learning centers, principally operated by third parties, perform a number of essential functions for universities that operate the online degree programs (such as marketing, enrollment, administration, tuition collection and testing), but we have no ability to ensure that they adequately perform these functions or comply with the regulations and standards applicable to them. In addition, because a university must obtain regulatory approval, which is generally a time consuming process, to either change learning centers or establish its own learning centers, the learning centers maintain a strong negotiating position and are able to demand substantial compensation for their services.

We have experienced regulatory compliance problems resulting from the actions of third parties. For example, in 2004, a learning center that was associated with the online degree program of Jiangnan University failed its periodic inspection by the local education authority, and in 2005, a learning center associated with the online degree program of Chongqing University also failed a regulatory inspection. As a result of these inspection failures by the learning centers, the online degree programs for these two universities were not able to recruit new students for a one-year period, resulting in a significant decline in their tuition revenue and, consequently, our service revenue. In the case of Jiangnan University, new student enrollment was suspended for the spring and fall semester of 2004, and the number of registered students declined from 10,008 as of the 2003 calendar year-end to 7,389 as of the 2004 calendar year-end and 5,744 as of the 2005 calendar year-end. In the case of Chongqing University, new student enrollment was suspended for the spring and fall semesters of 2005, and the number of registered students declined from 9,807 as of the 2004 calendar year-end to 9,249 as of the 2005 calendar year-end. The inability to recruit students for a one-year period has an adverse impact beyond the year of the suspension due to the multi-year nature of most online degree programs. If other learning centers upon which the online degree programs are dependent encounter similar regulatory compliance issues, our results of operations and our ability to attract and retain university customers will be adversely affected.

Because we face significant competition in several of our lines of business, we may lose market share, we may need to lower our prices and our results of operations may be materially and adversely affected.

We currently serve nine out of the 67 universities that have been approved to offer online degree programs in China. Our revenue from these nine universities depends on the total cash tuition receipts for these programs. The online degree programs of these nine universities must compete with the online degree programs of the other 58 universities approved to offer online degree programs, as well as other education and training programs that are seeking to enroll students. While we are trying to enter into agreements with additional universities with respect to their online degree programs, we face competition from other service providers and may not succeed in our efforts.

Our online tutoring and test preparation business competes for students with traditional in-person tutoring services and after school programs, as well as with companies providing online services similar to ours. Our English language programs compete for students with other private schools with English language programs, sister schools, online programs, after school programs and self-study programs. Our international post-secondary education programs compete for students with other Chinese-foreign cooperative education programs, sister school programs, distance learning programs, self-study programs and other vocational and technical training programs. Our private primary and secondary schools compete for recruiting students with other schools in their respective areas as well as boarding schools that recruit students on a nationwide basis.

There are also many new entrants seeking to participate in the education sector in China, including for-profit and not-for-profit educational institutions from overseas that are attracted by the education market in China. Although restrictive regulation of the education sector in China may have limited our competition in the past, any deregulation of this industry, or easing of restrictions on foreign participants, could increase the competition we face in one or more lines of business.

Our online tutoring business and international curriculum program business are characterized by relatively low start-up and fixed costs, modest capital requirements, short start-up lead times and a limited need for significant proprietary technology. As a result, potential market entrants, both in China and from abroad, face relatively low entry barriers to these markets. The online tutoring business requires relatively small amounts of capital and technological capabilities to enter. Similarly, other international programs similar to our international curriculum programs could be initiated by one or more competitors in cooperation with international partners. In addition, as the existing penetration rates of these lines of business are relatively low in our markets, competitors could acquire significant numbers of clients and establish significant market share within a relatively short period. For example, as a result of increasing competition, we expect the future operating results of our FEC program to be adversely affected due to lower student numbers and lower per student amounts payable to us under our contractual arrangements with participating schools. Increased competition could result in loss of market share and revenue and lower profit margins, and have a material adverse effect on our business, financial condition and results of operations.

Our strategy to develop a nationwide network of learning centers will involve substantial costs and may not succeed.

In February 2007, we received provisional approval from the MOE to operate 10 learning centers in the provinces of Beijing, Shanghai, Jiangsu and Zhejiang for a trial period of up to 18 months. We will seek to extend this approval to allow us to operate learning centers throughout China on a permanent basis, as learning centers play a critical role in the online degree education business as a result of, for example, their leading role in student recruitment.

Our strategy to operate learning centers involves various risks and may not succeed. These risks include those related to operating a new business in which we do not have experience. To be successful in operating learning centers we will have to obtain new contracts on acceptable terms with the university online degree programs, all of which already have existing relationships with learning centers. We will also have to incur substantial capital expenditures and operating expenses and devote substantial time and other resources to establish and staff these new learning centers. In addition to the risks of entering a new line of business, we also face regulatory risks relating to our plan to expand the scope of our approval, which currently applies to only four provinces and permits us to operate only 10 learning centers, to a national scope with an unlimited number of learning centers and to convert it from a provisional license to a permanent approval. Moreover, even though we have obtained MOE approval for the initial 10 learning centers, we will still need to obtain approval from the relevant provincial level education authorities before we establish any learning center, and there are risks relating to our ability to obtain these provincial level approvals. As of the date of this annual report, we have only received this approval from the Beijing education authorities. Any one of these risks could cause our entry into the learning center business to be unsuccessful and adversely affect our business, financial condition and results of operations.

Our ability to attract and retain customers is heavily dependent on our reputation, which in turn relies on our maintaining a high level of service quality.

We need to continue to provide high quality services to our existing customers to maintain and enhance our reputation, and we also need to attract and retain customers for our various lines of business. All of our business lines are highly dependent on existing and potential students perceiving our programs as high quality and worth the investment of time and money that they require of students. If any of the programs we operate or support experience service quality problems, our reputation could be harmed and our results of operations and prospects could be materially and adversely affected.

We rely heavily on our senior management team and key personnel, and the loss of any of their services could severely disrupt our business.

Our future success is highly dependent on the ongoing efforts of our senior management and other key personnel. We rely heavily on their management skills, expertise in the education sector, strategy and marketing skills, as well as the relationships they have with many of the educational institutions with which we do business, and with local and national regulatory authorities. We do not maintain key person life insurance on any of our senior executives or other key personnel. The loss of the services of one or more of our senior executives or other key personnel may have a material adverse effect on our business, financial condition and results of operations. Competition for senior executives and other key personnel in China, such as personnel engaged in software and system development, is intense, and the pool of suitable candidates is very limited. As a result, we may not be able to retain the services of our senior executives or other key personnel, or attract and retain senior executives or other key personnel in the future. For example, in March 2008, Mr. Michael Xu, our Chief Financial Officer, resigned from his position with the Company, and we have not yet found a suitable replacement. Ms. Julia Huang, our Chairman and Chief Executive Officer, is serving as interim Chief Financial Officer until such replacement is found. We can provide no assurance that our interim Chief Financial Officer will be able to manage our business effectively or that we will be able to hire a new officer for this position within a reasonable period of time.

In addition, if any member of our senior management or any of our other key personnel joins a competitor or forms a competing company, we may lose customers, business partners, key professionals and staff members to them. Each of our senior executives and key personnel has entered into an employment agreement with us that contains confidentiality and non-competition provisions. In the event of a dispute between any of our senior executives or other key personnel and us, however, we cannot assure you as to the extent, if any, that these provisions may be enforceable in China due to uncertainties involving the Chinese legal system.

We may not be able to successfully execute future acquisitions or efficiently manage the businesses we have acquired or may acquire in the future.

Since 2005, we have entered several new lines of business through the acquisition of existing businesses or contractual rights. We may continue to expand, in part, by acquiring complementary businesses. The success of our past acquisitions and any future acquisitions will depend upon several factors, including:

•                  our ability to identify and acquire businesses on a cost-effective basis;

•                  our ability to integrate acquired personnel, operations, products and technologies into our organization effectively;

•                  our ability to retain and motivate key personnel and to retain the customers of the acquired businesses;

•                  unanticipated problems or legal liabilities of the acquired businesses; and

•                  tax or accounting issues relating to the acquired businesses.

Any acquisition may require a significant commitment of management time, capital investment and other resources. For example, our entry into the private primary and secondary school business has required us to invest significant amounts for the acquisition of the rights to operate these schools and for expanding facilities and upgrading the services offered by these schools. In the case of the Anqing Foreign Language School, or the Anqing School, we are building a new campus for the school to accommodate a larger student population, which we expect to require additional capital expenditures of approximately RMB65.0 million. In the case of the Jingzhou School (Southern Campus), our business plan depends on the completion of the construction of a new campus, which we expect to require additional capital expenditures of approximately RMB76.0 million. While we had initially planned to complete construction of the new campus by the Fall 2006 recruiting season, we have encountered delays in obtaining the land-use rights for the new campus site, as well as delays due to inclement weather in February 2008, and while we expect to begin to recruit for this school in the Fall 2009 season, we cannot assure you that we will begin then, or at all. Delays in completing the new campus will adversely affect the revenue from this investment.

If we are unable to effectively execute our acquisition strategy or integrate any acquired business, our business, financial condition and results of operations may be materially and adversely affected. In addition, if we use our equity securities as consideration for acquisitions, we may dilute the value of your ordinary shares or ADSs.

If we are unable to attract and locate qualified personnel for our various programs, in particular qualified educators, our business may be materially and adversely affected.

Each of our lines of business is highly dependent on the ability to attract qualified educators to provide services in connection with our programs and the programs we support. The success of our programs and the programs we support, and the differentiating factor between our programs and those of the traditional education sector in China, rely significantly on the quality of the educators we are able to attract to such programs. For example:

•                  the online degree programs that we serve rely to a significant degree on professors to prepare the online courseware;

•                  our international post-secondary programs rely on capable instructors within participating colleges to take part in the training by the overseas post-secondary institutions;

•                  our online tutoring program needs to attract tutors who are perceived to be successful in preparing students for examinations;

•                  our private primary and secondary schools need to attract qualified and experienced teachers and administrators; and

•                  we need to find well-qualified native English speakers to teach in the English language programs and the international post-secondary programs that we support and the private primary and secondary schools operated by our Chinese affiliated entities.

There are considerable challenges in locating and attracting the personnel we need. There is considerable competition in China to attract strong educators. To the extent we have focused our market for English language programs, international post-secondary education programs and our private primary and secondary schools in second tier cities, we also face challenges in attracting teachers from overseas who are willing to relocate to areas in which there are few, if any, expatriates and the living conditions are markedly different from their home countries. If we are unable to attract and locate well-qualified educators for the various programs, our results of operations could be adversely affected.

If we are not able to respond successfully to technological or industry developments, our business may be materially and adversely affected.

The market for providing services to educational institutions for their online degree programs and the market for online tutoring services are relatively new. These markets are characterized by rapid technological developments, the introduction of new business models, launches of new products and services and changes in customer needs and behavior. For example, the delivery of online degree programs in China is still relatively new and the evolution of these programs from relatively rudimentary systems for delivery of course content to more robust interactive models is taking place on an ongoing basis. As high speed Internet connections become available for more potential users, the expectations of students for online degree programs are likely to require continued devotion of our research and development efforts to maintain our position as a perceived market leader in providing technology services to online degree programs. Our online tutoring programs will likewise face expectations from students for a more stimulating and interactive environment commensurate with their other online experiences. Innovation by our competitors in China and overseas may make our existing services to online degree programs and our online tutoring programs obsolete or less competitive. To respond to these types of developments, we may be required to undertake substantial efforts and incur significant costs. If we do not successfully respond to these types of developments in a timely and cost-effective manner, our business may be materially and adversely affected.

If we are unable to achieve or maintain economies of scale with respect to our various lines of business, our results of operations from these businesses may be materially and adversely affected.

Each of our lines of business involves a degree of upfront investment in the development of programs or the acquisition of contract rights to provide services to programs, and our revenue and profitability depend on the number of students in these programs. The online degree programs to which we provide support and services, and from which we derive most of our revenue and profits, require considerable investment of time and resources to develop and, in many cases, require us to make substantial investments in collaborative alliances or to provide advance payments to the universities to attract university partners. The profitability of these programs for us depends on the ability of the programs to attract students. Similarly, our revenue from our online tutoring programs, international programs, and private primary and secondary schools depends on our attracting enough students on an ongoing basis. If the programs or schools are unable to recruit enough students to offset the development and operating costs, our results of operations will be adversely affected.

The demand for our online tutoring services may be adversely affected by parental concern of children spending too much time on online gaming and other non-educational online activities.

Parents and government officials in China have expressed concern that school age children are spending too much time on the Internet playing online games and engaging in other non-productive online activities. As a result, parents may not be supportive of buying computers and other computer resources or Internet access for their children, and this could adversely affect online education programs such as our online tutoring programs. This attitude could adversely affect our ability to expand enrollment in our online tutoring programs and thereby adversely affect our results of operations.

If we are unable to prevent others from using our intellectual property or if we are subject to intellectual property infringement claims by others, our business may be materially and adversely affected.

Our intellectual property has been and will continue to be subject to various forms of infringement, theft and misappropriation. We are also susceptible to others copying our business model and methods. Our courseware and course materials have significant value and could be copied. We devote substantial resources to the development of platform support and courseware for online degree programs, the course materials and systems support for our online tutoring program, and implementation of the international post-secondary education programs and the English language programs we support. The legal protection of intellectual property in China is significantly more limited than in the United States and many other countries and may afford us little or no effective protection.

In addition, we also could face potential claims that we have infringed the intellectual property rights of third parties. For example, with regard to the intellectual property rights to courseware used in online programs from which we derive service revenue, the professors who assisted in developing the courseware could claim that they have rights to such courseware. If such claims are brought against us or the universities conducting the online degree programs, or if we are required to bring litigation to protect our intellectual property, we could face expensive litigation that could divert management resources and materially and adversely affect our results of operations.

Our university customers may be liable for refunds to students, which could adversely affect our revenue.

Most university online degree programs require students to pre-pay for a set number of courses at the outset of their enrollment; however, these students may not enroll in all of these courses in the same period for which they have prepaid tuition. We receive service fees from each university for technology and support services that we render to our university customers during a given semester to support their online degree programs. Our contracts are typically structured so that our service fees are based upon the cash tuition receipts of the university during a given semester. To the extent students request that the universities refund any unused prepaid tuition, our revenue could be adversely affected because the universities are entitled to deduct these refunds from the cash receipts upon which our fees are based. In 2007, the average refund rate, which is refund expressed as a percentage of cash receipts, of the university online degree programs that we service was 1%. Increases in this rate could increase our revenue volatility and adversely affect the profitability of our services.

We rely heavily on our information systems, and if we fail to further develop our technology, or if our systems contain “bugs” or other undetected errors, our operations may be seriously disrupted.

To achieve our strategic objectives and to remain competitive, we must continue to develop and enhance our technology and our use of information that is available within our online systems. This may require us to acquire additional equipment and software and to develop new applications within our online systems. Our success in the development of new service offerings, such as community features and improved student management systems, depends in large part upon our ability to store, retrieve, process and manage substantial amounts of information. Our online systems and the technology platform upon which online degree programs operate, and our other databases, products and systems could contain undetected errors or “bugs” that could adversely affect their performance. In addition, our systems supporting online degree programs and online tutoring programs occasionally experience peak demands during which they are unable to provide the responsiveness expected by students enrolled in these programs. If we encounter errors or other service quality or reliability issues, or if we are unable to design, develop, implement and utilize information systems and the data derived from these systems, our ability to realize our strategic objectives and our profitability could be adversely affected, and this may cause us to lose market share, harm our reputation and brand names, and materially and adversely affect our business.

The successful operation of our business depends upon the performance and reliability of the Internet infrastructure and telecommunications networks in China.

Our services to online degree programs and our online tutoring program depends on the performance and reliability of China’s Internet infrastructure. In China, almost all access to the Internet is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of China’s Ministry of Information Industry, or the MII. In addition, the national networks in China are connected to the Internet through international gateways controlled by the Chinese government. These international gateways are the only channels through which a user in China can connect to the Internet. We cannot assure you that a more sophisticated Internet infrastructure will be developed in China. We may not have access to alternative networks in the event of disruptions, failures or other problems with China’s Internet infrastructure. In addition, China’s Internet infrastructure may not support the demands associated with continued growth in Internet usage.

We rely on China Telecommunications Corporation, or China Telecom, and China Network Communications Corporation, or China Netcom, to provide us with data communications capacity primarily through local telecommunications lines and their Internet data centers that host our servers. We do not have access to alternative services in the event of disruptions, failures or other problems with the fixed telecommunications networks of China Telecom and China Netcom, or if China Telecom or China Netcom otherwise fail to provide such services. Any unscheduled service interruption could damage our reputation and result in a decrease in our revenue. Furthermore, we have no control over the costs of the services provided by China Telecom and China Netcom. If the prices that we pay for telecommunications and Internet services increase significantly, our profitability could be adversely affected. In addition, if Internet access fees or other charges to Internet users increase, the users of our online tutoring services may find our services less affordable, which may in turn reduce our revenue.

Computer viruses and “hacking” may cause delays or interruptions on our systems and may reduce use of our services and damage our reputation and brand names.

Our online degree program platforms contain substantial information about students, their attendance and performance, and the administration of the entire student life cycle from enrollment to graduation. As such, these online systems and records may become attractive targets for either dissatisfied students, or hackers in general, who seek to access and modify records maintained on these systems, or to disrupt the online degree programs. “Hacking” involves efforts to gain unauthorized access to information or systems or to cause intentional malfunctions, loss or corruption of data, hardware or other computer equipment. Computer viruses and hacking may cause delays or other service interruptions on our systems. In addition, the inadvertent transmission of computer viruses could expose us to a material risk of loss or litigation. Hacking and computer viruses could result in significant damage to our systems and databases, disruptions to our business activities, including to our e-mail and other communications systems, breaches of security and the inadvertent disclosure of confidential or sensitive information, interruptions in access to our website and the websites for online degree programs and our online tutoring programs, and other material adverse effects on our operations. We may incur significant costs to protect our systems and equipment against the threat of, and to repair any damage caused by, computer viruses and hacking. Moreover, if a computer virus or hacking affects our systems and is highly publicized, our reputation could be materially damaged and usage of our services may decrease.

We incur increased costs as a result of being a public company.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company prior to our initial public offering in December 2007. Moreover, the Sarbanes-Oxley Act, as well as new rules subsequently implemented by the SEC and Nasdaq have imposed additional requirements on corporate governance practices of public companies, including Section 404 relating to internal controls over financial reporting. These new rules and regulations increase our legal and financial compliance costs and to make certain corporate activities more time-consuming and costly. For example, we incur additional costs associated with our public company reporting requirements. It may also be difficult for us to attract and retain qualified persons to serve on our board of directors due to increased risks of liability to our directors under the new rules and regulations.

Although our results of operations, cash flows and financial condition reflected in our consolidated financial statements include all expenses allocable to our business, because of the additional administrative and financial obligations associated with operating as a publicly traded company, they may not be indicative of the results of operations that we would have achieved had we operated as a public entity for all periods presented or of future results that we may achieve as a publicly traded company with our current holding company structure. Such variations may be material to our business.

Risks Related to China’s Regulation of the Education and Telecommunication Sectors and Our Corporate Structure

If the Chinese authorities determine that our organizational structure for operating our business does not comply with Chinese regulations, we could be subject to sanctions, including being required to discontinue all or a portion of our business.

We and our Chinese subsidiaries are considered foreign persons or foreign invested enterprises under Chinese laws, and, as a result, we are required to comply with Chinese laws and regulations applicable to foreign investment, including those restricting foreign participation in the education and telecommunications industries. For example, foreign entities that are not educational institutions, such as our company, cannot operate schools or education programs in China, and all foreign persons, including foreign educational institutions, are precluded from operating primary and middle schools in China, such as our private primary and secondary schools. Similarly, there are limitations on the ability of foreign parties such as our company and our Chinese subsidiaries with regard to owning Internet content provider, or ICP, licenses, which are necessary for the operation of our corporate website and the website for our online tutoring business. Because of these restrictions, we have developed a corporate structure in which we do not have an ownership interest in the entities involved in activities in which foreign entities’ and foreign invested enterprises’ participation is prohibited, and we function as a service provider to Chinese universities with respect to their online degree programs. For a discussion of the limitations on foreign ownership and participation governing our businesses, see “Item 4. Information on the Company—B. Business Overview—Regulation—Limitations on Foreign Ownership of Our Businesses.” For a description of our corporate structure, see “Item 4. Information on the Company—C. Organizational Structure.”

The Chinese laws and regulations applicable to online university degree programs require that the university offering such a program be responsible for the recruitment, operations, curriculum and management of the online program. Because of these restrictions, we provide services to Chinese universities’ online degree programs either through a contractual relationship between the university and us, or through a collaborative alliance established by the university and us specifically to provide services to that university’s online degree program. For some of our university partners, our services also include the licensing of certain of our domain names for their use to operate their online degree programs. If the relevant Chinese regulatory authorities were to find that the services we provide to our university partners, or that our service contract relationships, our collaborative alliance service provider structures or both of these structures, violate the regulations requiring that these online degree programs be controlled by the universities, our business model might require extensive revision or be unworkable and we could be subject to sanctions and be required to discontinue all or a portion of this business. These developments would adversely affect our business, financial condition and results of operations.

Our previous contractual arrangement with East China University of Science and Technology, one of our online degree program customers, may not have been compliant with relevant restrictions on foreign participation in the operation of an online degree program; we may face regulatory fines and other sanctions in respect of this arrangement.

Our relationship with East China University of Science and Technology’s online degree program was originally structured as a cooperative agreement between the university and our subsidiary, Hongcheng Technology, under which Hongcheng Technology and the university jointly established a management committee for the online degree program. However, the rights we had with regard to participation on the management committee of the program might be construed by the Chinese government as improper involvement by an FIE in running a school. Because of this concern, in 2006 we transferred the contractual rights related to this program to Hongcheng Education, one of our Chinese affiliated entities, which is not an FIE. Our service revenue from this program accounted for 8.3% of our net revenue in 2007. There can be no assurance that the Chinese government will not determine that our previous arrangement for the program violated the law. Any such determination could result in the Chinese government imposing fines and other sanctions on us, which could have an adverse effect on our results of operations.

If Gotop Electronic’s ICP license for the operation of the website for our online tutoring business is suspended or revoked by the MII due to non-compliance with its requirements, we may have to shut down our 101 Online School’s website, which would have a material adverse effect on our business, financial condition and results of operations.

In July 2006, the MII, issued the Notice on Strengthening Management of Foreign Investment in Operating Value-Added Telecom Services. The notice prohibits Chinese ICPs engaged in providing value-added telecom services from leasing, transferring or selling their ICP licenses or providing facilities or other resources to foreign investors operating in violation of restrictions on foreign investment. The notice requires that Chinese ICPs must directly own the trademarks and domain names for websites operated by them, as well as servers and other infrastructure used to support these websites. The notice also requires Chinese ICPs to evaluate their compliance with the notice by November 1, 2006 and correct any non-compliance. A Chinese ICP’s failure to complete the procedures by November 1, 2006 could be the basis for revocation of its ICP license. Due to a lack of interpretative materials from the MII, the impact of this circular on us is unclear. We currently operate www.chinaedu.com, the operating website for our 101 Online School, through Gotop Electronic, a subsidiary of Xiandai Technology, our Chinese affiliated entity. Gotop Electronic holds the ICP license for this website. We have not transferred the domain name and trademark for this website to Gotop Electronic. We may be required to make these transfers in the future and, if we are unable to do so, the ICP license held by Gotop Electronic may be suspended or revoked by MII. In 2007, Gotop Electronic, which operates our online tutoring business, accounted for 6.8% of our net revenue. If Gotop Electronic’s ICP license is suspended or revoked by MII, we would have to shut down our 101 Online School’s website, which would have a material adverse effect on our business, financial condition and results of operations.

Our universities partners for online degree programs may not have received all required approvals for their websites.

Currently, websites established by universities for their online degree programs approved by the MOE are generally considered by the MII to be not-for-profit operations, and therefore the MII only requires the universities to make an ICP filing, rather than the more burdensome process of obtaining an ICP license, for the operation of the websites related to their online degree programs. The MII could, however, require the universities to obtain ICP licenses in the future. Some of our university partners for online degree programs have not made the required filing with the MII. In addition, our university partners may be required in the future to make other filings or obtain other approvals to maintain their online degree programs. If our university partners fail to make these filings, or obtain these licenses or other approvals, their online degree programs may be sanctioned or suspended, which would have a material adverse effect on our results of operations.

Our online tutoring business was acquired through a transaction that did not comply with Chinese regulations; we may face regulatory challenges, including fines and other sanctions, in respect of this business.

Although after certain restructuring activities and our recent acquisition we now hold 100% of the equity interest in Gotop Electronic, the entity that provides our online tutoring services and the ICP services related to such online tutoring services, through one of our Chinese affiliated entities, Hongcheng Education, the initial 80% equity interest in Gotop Electronic was originally acquired through our subsidiary, Hongcheng Liye. That acquisition required approvals from the MII, the MOE and the Ministry of Commerce, and these approvals were not obtained. If the Chinese government challenges this acquisition or imposes any sanction on us for our activities before the restructuring, our results of operations could be adversely affected. In 2007, our online tutoring business accounted for 6.8% of our net revenue.

Certain of our Chinese subsidiaries, Chinese affiliated entities and customers may face regulatory challenges, including fines and other sanctions, as result of their failure to comply with certain licensing and regulatory approval requirements.

When Gotop Electronic, our Chinese affiliated entity that holds the ICP license for our online tutoring business, was approved by relevant Chinese authorities to engage in the ICP business, its registered capital did not meet the minimum requirement specified under Chinese law for ICP license holders. We have increased the registered capital of Gotop Electronic to satisfy this requirement. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Internet Information Services.” In addition, two of our Chinese subsidiaries, Gotop Hongcheng and Xuezhi Shidai, were previously engaged in the sale of products and services for our online tutoring program which exceeded the scope of their business licenses. We have subsequently transferred the sales activities to third party distributors and our sales centers which have the required business licenses. There is no assurance that we will not be sanctioned for our non-compliance before these corrective measures were taken. These sanctions can range from monetary fines and penalties to suspension of our licenses or services that we provide to our customers.

Our online tutoring business may be deemed to be engaged in “Internet publishing,” “Internet culture activities” and “broadcasting audio-video programs through the Internet,” which, under Chinese regulations, would require Gotop Electronic to obtain three additional licenses, the online publication license, the Internet culture business operation license and the license for broadcasting audio-video programs through the Internet. At present, there is no official or publicly-available definition of “Internet publishing” or “Internet culture activities.” Based on verbal confirmations from the relevant regulatory authorities, our online tutoring business currently does not fall into the scope of “Internet publishing,” “Internet culture activities” or “broadcasting audio-video programs through the Internet.” However, there is no assurance that Gotop Electronic would not be required to obtain these licenses in the future as a result of changes in interpretation of the relevant rules or changes in position of the relevant authorities. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Online Publications,” “—Regulations on Internet Culture Activities” and “—Regulations on Broadcasting Audio-Video Programs through the Internet or Other Information Network.” If Gotop is required to obtain these licenses in the future and is unable to do so, we may face regulatory challenges, including fines, suspensions of service and other sanctions, in respect of our online tutoring business.

Our contractual arrangements with our Chinese affiliated entities and their shareholders may not be as effective in providing operational control and economic benefits as direct ownership.

We rely on one of our Chinese affiliated entities, Hongcheng Education, to operate our private primary and secondary schools and to provide services to some of our university customers. We rely on another of our Chinese affiliated entities, Xiandai Technology, to hold and maintain certain ICP licenses for operating our websites. Hongcheng Education and Xiandai Technology are each owned by Chinese citizens with whom we have entered into contractual arrangements to provide us with control over and substantially all the economic benefits from these entities. These entities are our variable interest entities, but we have no direct ownership interest in either of them. Our contractual arrangements with these Chinese affiliated entities and the shareholders of these Chinese affiliated entities include technical consulting and services agreements, loan agreements, shareholder voting rights entrustment agreements, call option agreements, equity pledge agreements and powers of attorney. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Our Corporate Structure and Contractual Arrangements.” There are considerable uncertainties regarding the interpretation and application of Chinese laws and regulations governing these contractual arrangements. Accordingly, we cannot guarantee that these arrangements will not be challenged by Chinese regulatory authorities or found to violate existing Chinese laws or regulations or new laws and regulations that may be adopted in the future. In addition, under SAFE regulations, all foreign denominated loans are required to be registered with the State Administration of Foreign Exchange, or SAFE. Our U.S. dollar loans to the shareholders of Hongcheng Education to fund the registered capital requirements of Hongcheng Education were not registered with the SAFE at the time they were made. As a result, we could be subject to sanctions for these loans and these loans may not be enforceable under Chinese laws.

Our contractual arrangements with our Chinese affiliated entities may not be as effective in providing us with control over them as direct ownership of these entities would be. In addition, our Chinese affiliated entities or their shareholders may breach the contractual arrangements we have with them. For example, our Chinese affiliated entities may distribute dividends to their shareholders who may decide not to remit these dividends to us in accordance with our contractual arrangements. Moreover, our Chinese affiliated entities or their shareholders may refuse to renew these contractual arrangements. In addition, in the event of the death or disability of any of the shareholders of our Chinese affiliated entities, there is uncertainty under Chinese law whether the shareholder voting rights entrustment agreements that we have entered into with them would be enforceable against their legal heirs or assigns. Furthermore, although our loans to shareholders of our Chinese affiliated entities specify that they may only be repaid with the shares of those companies held by the shareholders, it is unclear whether this provision is enforceable under Chinese law. If disputes under these contractual arrangements were to arise, we would have to rely on legal remedies under Chinese law. These remedies may not always be effective, particularly in light of uncertainties in the Chinese legal system, and may be significantly more limited than the legal remedies available in the legal systems of the United States and many other countries. See “—Risks Related to the People’s Republic of China—China’s legal system has inherent uncertainties that could materially and adversely affect us.” If we are unable to enforce our rights, we may be unable to operate certain of our businesses through Xiandai Technology or Hongcheng Education, or we may be unable to receive all of the economic benefits to which we are entitled from these entities.

Our equity pledge agreements with the shareholders of our Chinese affiliated entities may not be enforceable until they are registered with the relevant administration for industry and commerce pursuant to the Chinese Property Rights Law.

Under the equity pledge agreements, the shareholders of the Chinese affiliated entities pledged their equity interests in these entities to Hongcheng Technology, our Chinese subsidiary. These pledges were created by recording the pledge on the shareholder registry of the relevant Chinese affiliated entity in accordance with the then effective Chinese laws. However, according to the Chinese Property Rights Law, which became effective as of October 1, 2007, these pledges may not be enforceable until they are registered with the relevant administration for industry and commerce. Hongcheng Technology applied for such registration, but the application was denied as no registration procedures were yet available. Hongcheng Technology will continue to endeavor to register these pledges when the administration for industry and commerce implements registration procedures in accordance with the Chinese Property Rights Law in the future. But we cannot assure you that Hongcheng Technology will be able to register the pledges, and if Hongcheng Technology is unable to do so, the effectiveness of the pledges may be affected.

The shareholders of our Chinese affiliated entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of Hongcheng Education are Mr. Changqing Xie, one of our officers, and Mr. Xueshan Yang, our former director. The shareholders of Xiandai Technology are Mr. Gongquan Wang and Mr. Xueshan Yang, both our former directors. In the case of Mr. Changqing Xie, conflicts of interests between his duties to our company and to Hongcheng

Education may arise. In addition, in the case of Mr. Gongquan Wang and Mr. Xueshan Yang, both former directors of our company, they do not owe any fiduciary duty to our company, they have not entered into any non-competition or employment agreements with our company and they do not have any relationship with us or our business except through these contractual arrangements and they are not our shareholders. These individuals may breach or cause our Chinese affiliated entities and their subsidiaries to breach or refuse to renew the existing contractual arrangements that allow us to effectively control our Chinese affiliated entities and their subsidiaries, and receive economic benefits from them. Currently, we do not have existing arrangements to address potential conflicts of interest between these individuals and our company. We cannot assure you that any or all of these individuals will act in the best interests of our company or that conflicts of interests will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and the owners of our Chinese affiliated entities, we would have to rely on legal proceedings, which could result in disruption of our business and substantial uncertainty as to the outcome of any such legal proceedings.

Our Chinese affiliated entities and their subsidiaries may be subject to significant limitations on their ability to operate private schools or make payments to related parties or otherwise be materially and adversely affected by changes in Chinese laws and regulations.

Under the Chinese laws and regulations applicable to private schools, a private school is one that does not require reasonable return unless it elects to be treated as a school that requires reasonable returns. At the end of each fiscal year, every private school is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. For a private school that requires reasonable returns, this amount must be at least 25% of the school’s annual net income, and for other private schools this amount must be at least 25% of the school’s annual increase in its net assets, if any. Private schools that require reasonable returns must publicly disclose their election of that status and provide additional information required under the regulations such as the school’s tuition and other fees and admission standards. A private school is required to consider factors such as the school’s tuition, ratio of the funds used for education-related activities to the course fees collected, admission standards and educational quality when determining the percentage of the school’s net income to be distributed to investors as reasonable returns. However, none of the current Chinese laws and regulations provides a formula or guidelines for determining “reasonable returns.” When the formula or the guidelines for determining “reasonable returns” are issued by the relevant authorities, they may not permit returns to us that will be commercially reasonable and may limit our expected return on investment in our schools.

Private schools that have not elected to require reasonable returns are entitled to the same preferential tax treatment as public schools, while preferential tax treatment policies applicable to private schools requiring reasonable returns are to be separately formulated by the relevant authorities. To date, however, no separate regulations or policies have been promulgated in this regard. As a result, our private primary and secondary schools are subject to the specific requirements of their respective local tax authorities, which vary from location to location. Our Anqing School was established as a school that requires reasonable returns. We are in the process of adopting articles of association for the Pingdingshan School to designate it as a school that requires reasonable returns. After the completion of the construction of the new campus for our Jingzhou School (Southern Campus), we plan to adopt articles of association to designate it as a school that requires reasonable returns.

Current laws and regulations governing private education may be amended or replaced by new laws and regulations that (i) impose significant limitations on the ability of our schools to operate their business, charge course fees or make payments to related parties for services received, (ii) specify the formula for calculating “reasonable returns” or (iii) change the preferential tax treatment policies applicable to private schools. We cannot predict the timing and effects of amendments or new laws and regulations. Changes in Chinese laws and regulations governing private education or otherwise affecting our Chinese affiliated entities’ and their subsidiaries’ operations could materially and adversely affect our business prospects and results of operations.

Contractual arrangements among our Chinese subsidiaries and Chinese affiliated entities and their subsidiaries may be subject to scrutiny by the Chinese tax authorities and we or our Chinese affiliated entities and their subsidiaries could be required to pay additional taxes, which could substantially reduce our consolidated net income and the value of your investment.

Arrangements and transactions among related parties may be subject to audit or challenge by the Chinese tax authorities. We could face material and adverse tax consequences if the Chinese tax authorities determine that the contractual arrangements among our Chinese subsidiaries and our Chinese affiliated entities and their subsidiaries do not represent arm’s-length terms. If this were to occur, the tax authorities could adjust our Chinese affiliated entities’ or any of their subsidiaries’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for Chinese tax purposes, of expense deductions recorded by our Chinese affiliated entities or any of their subsidiaries, which could in turn increase their tax liabilities. The Chinese tax authorities could also impose late payment fees and other penalties on our Chinese affiliated entities for under-paid taxes. In addition, any challenge by the Chinese tax authorities may limit the ability of our Chinese affiliated entities to maintain any preferential tax treatments and other financial incentives they currently enjoy. Our consolidated net income may be materially and adversely affected if our Chinese affiliated entities’ tax liabilities increase or if they are found to be subject to late payment fees or other penalties.

Regulatory agencies could commence investigations of the private primary and secondary schools directly owned and operated by a subsidiary of one of our Chinese affiliated entities, and if the results of the investigations were to be unfavorable to us, we could be subject to fines, penalties, injunctions or other censure that could have an adverse impact on our results of operations.

Chinese laws and regulations currently prohibit foreign ownership of primary and middle schools in China. Through Hongcheng Education and contractual arrangements with our Chinese affiliated entities, we own and/or operate private primary and secondary schools. As the provision of private primary and middle school services is heavily regulated in China, our private primary and secondary schools and any new primary schools that our Chinese affiliated entities and their subsidiaries may acquire or establish may be subject from time to time to investigations, claims of non-compliance or lawsuits by governmental agencies, which may allege statutory violations or regulatory infractions. If the results of these investigations were to be unfavorable to us, we could be subject to fines, penalties, injunctions or other censure that could have an adverse impact on our results of operations. Even if we were to adequately address any issues raised by a government investigation, we might have to devote significant financial and management resources to resolve these issues, which could harm our business.

We may rely on dividends and other distributions on equity paid by our Chinese subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our Chinese subsidiaries and Chinese affiliated entities to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends from our Chinese subsidiaries and service, license and other fees paid to our Chinese subsidiaries by our Chinese affiliated entities and their subsidiaries for our cash requirements, including servicing any debt we may incur. Current Chinese regulations permit our Chinese subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our Chinese subsidiaries and Chinese affiliated entities (other than our schools, which are subject to different regulations) in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Currently, all of our Chinese subsidiaries have to comply with this reserve requirement since none of their statutory reserves have reached 50% of their registered capital. Furthermore, if our Chinese subsidiaries and Chinese affiliated entities incur debt on their own behalf in the future, the terms of that debt may restrict their ability to pay dividends or make other payments to us. Moreover, at the end of each fiscal year, every private school in China is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. For private schools that require reasonable returns, this amount must be at least 25% of the annual net income of the school, if any. As a result, our return on investment in our private schools will be limited by this reserve requirement. See “—Our Chinese affiliated entities and their subsidiaries may be subject to significant limitations on their ability to operate private schools or make payments to related parties or otherwise be materially and adversely affected by changes in Chinese laws and regulations.” Any limitation on the ability of our Chinese subsidiaries and Chinese affiliated entities to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

Pursuant to the new Chinese enterprise income tax law, which became effective on January 1, 2008, dividends payable by an FIE to its foreign investors are subject to a 10% withholding tax, unless the foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where we are incorporated, does not have a tax treaty with China. Although the new tax law contemplates the possibility of exemptions from withholding taxes for China-sourced income of FIEs, the Chinese tax authorities have not promulgated any related implementation rules and it remains unclear whether we would be able to obtain exemptions from Chinese withholding taxes for dividends distributed to us by our Chinese subsidiaries.

Chinese regulation of loans and direct investment by offshore holding companies to Chinese entities may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our

Chinese subsidiaries and Chinese affiliated entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Since we are an offshore holding company for our Chinese subsidiaries and Chinese affiliated entities, we may make loans to our Chinese subsidiaries and Chinese affiliated entities, or we may make additional capital contributions to our Chinese subsidiaries. Any loans we make to our Chinese subsidiaries or our Chinese affiliated entities are subject to Chinese regulations and approvals. For example:

•                  loans by us to any of our Chinese subsidiaries, each of which is a FIE, to finance their activities cannot exceed the difference between the total investment amount and the registered capital of the Chinese subsidiary, each as set forth in its articles of association, and must be registered with the SAFE; and

•                  loans by us to our Chinese affiliated entities or their subsidiaries must be approved by the relevant government authorities including, the SAFE and the NDRC, and must also be registered with the SAFE.

We may also decide to finance our Chinese subsidiaries by means of capital contributions. These capital contributions would have to be approved by the Ministry of Commerce or its local counterpart. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our Chinese subsidiaries or our Chinese affiliated entities or any of their respective subsidiaries. If we fail to receive these registrations or approvals, our ability to finance our Chinese operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

If any of our Chinese affiliated entities or their subsidiaries becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy those assets, which could reduce the size of our operations and materially and adversely affect our business, ability to generate revenue and the market price of our ADSs.

To comply with Chinese laws and regulations relating to foreign ownership in the education and telecommunications sectors, we currently conduct our operations in China through contractual arrangements with our Chinese affiliated entities and their respective shareholders and subsidiaries. As part of these arrangements, our Chinese affiliated entities and their subsidiaries hold some of the assets that are important to the operation of our business. If any of these entities goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of our Chinese affiliated entities or their subsidiaries undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of these assets, which would hinder our ability to operate our business, which could materially and adversely affect our business, our ability to generate revenue and the market price of our ADSs.

Risks Related to the People’s Republic of China

Our business may be adversely affected by the economic, political and social conditions in China.

Substantially all of our assets are located in China and all of our revenue is derived from our operations in China. Accordingly, our business, financial condition, results of operations and prospects are subject, to a significant extent, to economic, political and social developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the Chinese economy has experienced significant growth over the past two decades, growth has been uneven, both geographically and among various sectors of the economy.

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although the Chinese government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the Chinese government. The Chinese government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Since late 2003, the Chinese government implemented a number of measures, such as raising bank reserves against deposit rates to place additional limitations on the ability of commercial banks to make loans and raise interest rates, in order to slow down specific segments of China’s economy that it believed to be overheating. Since the demand for our services is affected by a number of factors, including the spending power of Chinese students and their families on education, which in turn is affected by the condition of the

Chinese economy, the foregoing actions, as well as future actions and policies of the Chinese government, could materially affect the demand for our services, our prospects and results of operations.

If preferential tax treatments currently available to us are reduced or repealed, our business and results of operations could suffer.

Pursuant to the Chinese tax laws, Chinese companies are generally subject to central government imposed enterprise income tax, or EIT, at a statutory rate of 33%. However, companies that satisfy certain conditions enjoy certain preferential tax treatments. For example, a company qualified as a “high and new technology enterprise” located in a designated high-tech zone in China is entitled to a reduced EIT rate of 15% and is also entitled to an EIT exemption for the first two or three years (depending on the local rules) of its operations and a 50% reduction of its applicable EIT rate for the succeeding three years. Eight of our Chinese subsidiaries and one of our Chinese affiliated entities are qualified as “high and new technology enterprises” located in high-tech zones and enjoy preferential tax treatments as a result of this status. Each of these entities is entitled to EIT exemption for the first two or three years of its operations, is subject to a 7.5% EIT rate for the succeeding three years, and is subject to a 15% EIT rate thereafter. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation” for a detailed discussion of the preferential tax treatments available to these entities. However, the qualifications for “high and new technology enterprises” are subject to an annual or biennial assessment by the relevant government authority in China. There is no assurance that any of the entities currently enjoying preferential tax treatments will continue to meet the qualifications or that the relevant government authority will not revoke its “high and new technology enterprise” status. In addition, the expiration of the EIT exemption or the 7.5% reduced EIT rate for these entities will cause our effective tax rate to increase in the future.

On March 16, 2007, the National People’s Congress of China enacted a new enterprise income tax law, under which FIEs, such as our Chinese subsidiaries, and domestic companies are both subject to a uniform EIT rate of 25%. Preferential tax treatments will continue to be granted to entities that are classified as “high and new technology enterprises strongly supported by the State” or to entities that conduct business in encouraged sectors, whether FIEs or domestic companies. Pursuant to Circular 172, which was issued on April 14, 2008, in order for applicant enterprises to be classified as “high and new technology enterprises strongly supported by the State” certain requirements must be met, such as ownership of the core intellectual property, products or services within “State-Encouraged High Technology Areas”. Under the new income tax law and regulations thereunder, enterprises that were established before March 6, 2007 and were enjoying preferential tax rates according to previous tax laws, administrative regulations, and other circulars with equivalent effect, will have their preferential tax rates gradually transitioned to the new uniform tax rate over a five-year period starting from January 1, 2008. Enterprises that were also enjoying preferential tax exemption and/or reduction for a specified term, however, will continue to enjoy those exemptions and/or reductions at their current applicable rates until the expiration of the applicable term and in accordance with the implementation of transitional preferential tax policies for enterprise income tax. However, as the procedures for obtaining classification as “high and new technology enterprises strongly supported by the State” have not yet been finalized, we cannot assure you that any of our subsidiaries or affiliated companies currently enjoying preferential tax rates will be approved as “high and new technology enterprises strongly supported by the State” entitled to preferential tax treatments.

Under applicable accounting rules, until our Chinese subsidiaries and Chinese affiliated entities receive official approval as “high and new technology enterprises strongly supported by the State,” they must now use the uniform EIT rate of 25% in the calculation of their deferred tax liabilities. This resulted in an increase in our deferred tax expense for the year ended December 31, 2007 of RMB4.9 million ($0.7 million).

In addition to preferential treatment under national tax laws, some of our Chinese subsidiaries and Chinese affiliated entities have been exempted by the local tax authorities from business tax of up to 5.5% on the revenue generated from certain of our service contracts with our university partners, and this revenue amounted to approximately RMB77.6 million ($10.6 million) in 2007. These exemptions are determined annually on a case-by-case basis and at the sole discretion of the local tax authorities. Loss of these preferential tax treatments may have a material adverse effect on our operating results.

We may be treated as a resident enterprise for Chinese tax purposes due to the new enterprise income tax law that became  effective on January 1, 2008, which may subject us to Chinese income tax for any dividends we receive from our subsidiaries.

Under the new enterprise income tax law, enterprises organized under the laws of jurisdictions outside China with their de facto management bodies located within China may be considered Chinese resident enterprises and therefore subject to Chinese enterprise income tax at the rate of 25% on their worldwide income. The new tax law, however, does not define the term “de facto management bodies.” If the Chinese tax authorities determine that we are a Chinese resident enterprise after the effective date of the new tax law, we will be subject to the Chinese income tax at the rate of 25% on our worldwide income, which will include any dividend income we receive from our Chinese subsidiaries. If we are required under the new tax law to pay income tax for any dividends we receive from our Chinese subsidiaries, our results of operations and the amount of dividends we may pay to our shareholders and ADS holders would be materially and adversely affected.

In addition, under the previous Chinese tax law, dividend payments to foreign investors made by FIEs were exempt from Chinese withholding tax. Pursuant to the new Chinese enterprise income tax law that became effective on January 1, 2008, dividends payable by an FIE to its foreign investors became subject to a 20% withholding tax. However, pursuant to subsequently issued implementation rules and a related circular, the withholding tax rate was reduced to 10% and dividends declared from earnings through December 31, 2007 were exempted from Chinese withholding tax. With respect to dividends declared from earnings after January 1, 2008, the withholding tax will be levied at 10% unless the foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a lower withholding rate. The Cayman Islands, where we are incorporated, does not have a tax treaty with China. Although the new tax law contemplates the possibility of exemptions from withholding taxes for China-sourced income of FIEs, the Chinese tax authorities have not promulgated any related implementation rules and it remains unclear whether we would be able to obtain exemptions from Chinese withholding taxes for dividends distributed to us by our Chinese subsidiaries.

China’s legal system has inherent uncertainties that could materially and adversely affect us.

We are a holding company, and we conduct our business primarily through our subsidiaries and Chinese affiliated entities incorporated in China. We and our subsidiaries are generally subject to laws and regulations applicable to foreign investment in China. We depend on our Chinese affiliated entities to honor their agreements with us. Most of our contractual arrangements with our Chinese affiliated entities are governed by Chinese law and disputes arising out of these agreements are expected to be decided by arbitration in China.

China’s legal system is based upon written statutes. Prior court decisions may be cited for reference but are not binding on subsequent cases and have limited value as precedents. Since 1979, the Chinese legislative bodies have promulgated laws and regulations dealing with economic and other matters such as foreign investment, corporate organization and governance, commerce, taxation, trade and education. However, China has not developed a fully integrated legal system and the array of new laws and regulations may not be sufficient to cover all aspects of economic and other activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, published governmental policies and internal rules may have retroactive effect and, in some cases, the policies and rules are not published at all. As a result, we may be unaware of our violation of these policies and rules until some time later. See “—Risks Related to China’s Regulation of the Education and Telecommunication Sectors and Our Corporate Structure—If the Chinese authorities determine that our organizational structure for operating our business does not comply with Chinese regulations, we could be subject to sanctions, including being required to discontinue all or a portion of our business.”

Regulation and censorship of information disseminated over the Internet in China may adversely affect our business and subject us to liability for information linked to our websites.

The Chinese government has adopted regulations governing Internet access and the distribution of news and other information over the Internet. Under these regulations, ICPs and Internet publishers are prohibited from posting or displaying over the Internet content that, among other things, violates Chinese laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide Internet content and other licenses and the closure of the concerned websites. In the past, failure to comply with these requirements has resulted in the closure of websites found to be in violation of these regulations. The website operator may also be held liable for such censored information displayed on or linked to the website. There have been instances in which the Chinese government has blocked the access in China to the websites of foreign universities as a result of its concern with regard to the content on such sites, and the same actions could be taken against websites of the online degree programs for which we provide services and derive revenue, as well as our online tutoring program’s website and other websites that form part of our business. In addition, the MII has published regulations that subject website operators to potential liability for content displayed on their websites and the actions of users of their systems, including liability for violations of Chinese laws prohibiting the dissemination of socially destabilizing content. The Ministry of Public Security can order any local Internet service provider to block any Internet website at its sole discretion. From time to time, the Ministry of Public Security has stopped Internet dissemination of information that it believes to be socially destabilizing. The State Secrecy Bureau can also block any website leaking state secrets or failing to meet the relevant regulations relating to the protection of state secrets in the dissemination of online information.

If Chinese regulatory authorities determine that any of our websites or the websites of our university customers providing online degree programs is in violation of law or policy and takes action to close any such website or impose other sanctions, our business, financial condition and results of operations would be materially and adversely affected.

Our insurance coverage may be inadequate to protect us against losses.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products and do not, to our knowledge, offer business liability insurance or coverage for business interruption. As a result, we do not have any business liability, loss of data or business interruption insurance coverage for our operations in China. If any claims for injury are brought against us, or if we experience any business disruption, litigation or natural disaster, we might incur substantial costs and diversion of resources.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on United States or other foreign laws against us, our management or the experts named in this annual report.

We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, the majority of our directors and executive officers and some of the experts named in this annual report reside within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon us, our directors or executive officers or upon some of the experts named in the annual report. In addition, you may find it difficult or impossible to bring an original action against us or our directors or executive officers in a Chinese court if you believe your rights have been infringed under the U.S. federal securities law or otherwise. Moreover, our Chinese counsel has advised us that China does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts.

Governmental restrictions of currency conversion may limit our ability to receive and use our revenue or financing effectively.

The Chinese government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Substantially all of our revenue and expenses are denominated in Renminbi, which is currently not freely convertible to the extent of capital account items, such as direct equity investments, loans and repatriation of investment. Under our current structure, substantially all of our income will be derived from dividend payments from our Chinese subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our Chinese subsidiaries to remit sufficient foreign currency to pay dividends to us, or otherwise satisfy their foreign currency dominated obligations. Under existing Chinese foreign exchange regulations, payments of current account items, including profit distributions and interest payments, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, the Chinese government may in the future restrict access to foreign currencies for current account transactions. If we are unable to obtain sufficient foreign currency under the Chinese foreign exchange control system to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Foreign exchange transactions by our subsidiaries in China under the capital account continue to be subject to significant foreign exchange controls and require the approval of, or registration with, Chinese governmental authorities. In particular, if our subsidiaries in China borrow foreign currency loans from us or other foreign lenders, these loans must be registered with the SAFE, and if we finance them by means of additional capital contributions using, for instance, proceeds from our initial public offering these capital contributions must be approved or registered by certain government authorities including the appropriate offices of SAFE and the Ministry of Commerce. These limitations could affect the ability of these entities to obtain foreign exchange through debt or equity financing, and could adversely affect our business and financial condition.

The fluctuation of the Renminbi may materially and adversely affect your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. Since July 2005, the Renminbi is no longer pegged solely to the U.S. dollar. Instead, its value is measured against a basket of currencies, determined by the People’s Bank of China, against which it can rise or fall by as much as 0.3% each day. For example, on July 21, 2005 the Renminbi appreciated against the U.S. dollar to approximately RMB8.11 to the U.S. dollar, representing an upward revaluation of 2.1% of the Renminbi against the U.S. dollar, as compared to the exchange rate on the previous day. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the future. As of June 23, 2008, the Renminbi had continued to appreciate, reaching RMB6.8740 to the U.S. dollar. Fluctuations in the exchange rate will also affect the relative value of any dividend we may issue, which will be exchanged into U.S. dollars, and earnings from and the value of any U.S. dollar-denominated investments we make in the future.

Limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by Chinese exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

We face risks related to health epidemics and other outbreaks and we are vulnerable to terrorist attacks, natural disasters and other calamities.

Our business could be adversely affected by the effects of Severe Acute Respiratory Syndrome, or SARS, or an outbreak of a similarly contagious disease, such as the H5N1 strain of avian flu. During the spring of 2003, China experienced outbreaks of SARS that resulted in the closure of schools, Internet cafes, and many office buildings and caused a general slowdown of business activity and the economy. China also reported a number of cases of SARS in April 2004. In addition, there have been recently reported deaths in China from avian flu. There are continued concerns that a pandemic could develop rapidly if the avian flu spreads broadly within humans. A reoccurrence of SARS or another epidemic or outbreak could adversely affect the demand for our products and services or our ability to market and service our customers and could require the closure of our private primary and secondary schools. Our business operations could be disrupted if any of our employees is suspected of having SARS, the avian flu or other contagious diseases, which would require that a certain number of our employees be quarantined and/or our offices be disinfected. In addition, our results of operations could be adversely affected to the extent that an outbreak of SARS, the avian flu or other contagious diseases harms the Chinese economy in general.

All of the servers used to support our business operations are currently hosted in the same location in Beijing. We do not have a backup location, so we cannot assure you that we will be able to operate if our server location suffers from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, terrorist acts or similar events. Any of these events could give rise to server interruptions, breakdowns, system failures, technology platform failures and Internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware. These types of events could adversely affect our ability to provide our services to online degree programs and our online tutoring program and adversely affect our operations. See “Item 5. Operating and Financial Review and Prospects—C. Research and Development, Patents and Licenses, Etc.—Technology.”

Recent Chinese regulations relating to the establishment of offshore special purpose companies by Chinese residents may subject our Chinese resident shareholders to personal liability and limit our ability to acquire Chinese companies or inject capital into our Chinese subsidiaries, limit our Chinese subsidiaries’ ability to distribute profits to us, or otherwise materially and adversely affect us.

The SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies in October 2005, which became effective in November 2005, and an implementing rule in May 2007, collectively the SAFE Rules. According to the SAFE Rules, Chinese residents, including both legal persons and natural persons and Chinese citizens and foreign citizens who reside in China, are required to register with the SAFE or its local branch before establishing or controlling any company outside China, referred to in the SAFE rules as an “offshore special purpose company,” for the purpose of financing that offshore company with their ownership interests in the assets of or their interests in any Chinese enterprise. In addition, a Chinese resident that is a shareholder of an offshore special purpose company is required to amend its SAFE registration with the local SAFE branch with respect to that offshore special purpose company in connection with the injection of equity interests or assets of a Chinese enterprise in the offshore company or overseas fund raising by the offshore company, or any other material change in the capital of the offshore company, including any increase or decrease of capital, transfer or swap of share, merger, division, long-term equity or debt investment or creation of any security interest. The SAFE Rules apply retroactively. As a result, Chinese residents who have established or acquired control of offshore companies that have made onshore investments in China in the past were required to complete the relevant registration procedures with the competent local SAFE branch. If any resident of China failed to file its SAFE registration for an existing offshore entity, any dividends remitted by the onshore entity to its overseas parent since April 21, 2005 will be considered to be an evasion of foreign exchange purchase rules, and the payment of the dividend will be illegal. As a result of any illegal action of this type, both the onshore entity and its actual controlling person(s) can be fined. In addition, failure to comply with the registration procedures may result in restrictions on the relevant onshore entity, including prohibitions on the payment of dividends and other distributions to its offshore parent or affiliate and capital inflow from the offshore entity. Chinese resident shareholders of the offshore entity may also be subject to penalties under Chinese foreign exchange administration regulations.

We have asked our shareholders and beneficial owners who are Chinese residents to make the necessary applications and filings as required under Notice 75 and other related rules. However, due to uncertainty concerning the reconciliation of Notice 75 with other approval or registration requirements, it remains unclear how Notice 75, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We will attempt to comply, and attempt to ensure that our shareholders and beneficial owners who are subject to these rules comply, with the relevant requirements. However, we cannot provide any assurances that all of our shareholders and beneficial owners who are Chinese residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by Notice 75 or other related rules. In addition, certain of the holders of options to purchase our ordinary shares are Chinese residents. Our Chinese counsel, Jun He Law Offices, has advised us that it is unclear under the SAFE Rules whether these optionholders would be deemed to be beneficial owners of our company for purposes of these rules as a result of holding these options. The failure or inability of our Chinese resident shareholders or beneficial owners to register with the SAFE in a timely manner pursuant to the SAFE Rules, or the failure or inability of any future Chinese resident shareholders or beneficial owners to make any required SAFE registration or comply with other requirements under the SAFE Rules, may subject these shareholders or beneficial owners to fines or other sanctions and may also limit our ability to contribute additional capital into or provide loans to our Chinese, limit our Chinese subsidiaries’ ability to pay dividends to us, repay shareholder loans or otherwise distribute profits or proceeds from any reduction in capital, share transfer or liquidation to us, or otherwise adversely affect us.

We may be subject to fines and legal sanctions imposed by SAFE or other Chinese government authorities if we or our Chinese employees fail to comply with recent Chinese regulations relating to employee stock options granted by offshore listed companies to Chinese citizens.

On March 28, 2007, the SAFE issued the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company, or the Stock Option Rule. Under the Stock Option Rule, Chinese citizens who are granted stock options by an offshore listed company are required, through a Chinese agent or Chinese subsidiary of the offshore listed company, to register with the SAFE and complete certain other procedures. We and our Chinese employees who have been granted stock options will be subject to the Stock Option Rule when our company becomes an offshore listed company. If we or our Chinese employees fail to comply with these regulations, we or our Chinese employees may be subject to fines and legal sanctions imposed by the SAFE or other Chinese government authorities. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation of Foreign Currency Exchange and Dividend Distribution—SAFE regulations on overseas investment of Chinese residents and employee stock options.”

Risks Related to Our ADSs

The market price for our ADSs may be volatile.

The market price for our ADSs is highly volatile and may be subject to wide fluctuations in response to factors including the following:

•                  actual or anticipated fluctuations in our quarterly operating results;

•                  announcements of new services by us or our competitors;

•                  changes in financial estimates by securities analysts;

•                  changes in the business, regulatory and other conditions in the education services market in China;

•                  significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

•                  additions or departures of key personnel;

•                  termination or release of lock-up or other transfer restrictions on our outstanding ADSs or ordinary shares or sales of additional ordinary shares or ADSs;

•                  potential litigation or regulatory investigations;

•                  general economic or political conditions in China; and

•                  price fluctuations of publicly traded securities of other China-based companies engaging in similar businesses.

In addition, a number of Chinese companies and companies with substantial operations in China that offered and sold securities in the United States have recently experienced significant volatility in their share prices after their initial public offerings due to market fluctuations and other issues. Furthermore, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs. We cannot assure you that the market price of our ADSs will not decline below the initial public offering price. As a result, you may not be able to resell your shares above the initial public offering price and you may suffer a loss on your investment.

The future sales, or perceived future sales, by our existing shareholders of a substantial number of our ADSs in the public market could adversely affect the price of our ADSs.

If our shareholders sell, or are perceived as intending to sell, substantial amounts of our ordinary shares or ADSs, including those issued upon the exercise of outstanding options, the market price of our ADSs could fall. Such sales, or perceived potential sales, also might make it more difficult for us to sell equity or equity related securities in the future at a time and price that we deem appropriate. The 20,460,000 ordinary shares represented by 6,820,000 ADSs offered pursuant to our initial public offering in December 2007 (other than those held by our affiliates) were eligible for immediate resale in the public market without restrictions. Ordinary shares held by our existing shareholders and any ADSs held by our affiliates may also be sold in the public market in the future under, and subject to the restrictions contained in, Rule 144 and Rule 701 under the U.S. Securities Act of 1933, as amended, or the Securities Act, and applicable lock-up agreements.

In addition, certain holders of our ordinary have the right to cause us to register the sale of those shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of that registration. Sales of additional registered shares in the public market could cause the price of our ADSs to decline.

Your right to participate in any future rights offerings may be limited, which may cause dilution of your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement, the depositary bank will not offer you those rights unless the distribution to ADS holders of both the rights and any related securities is either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

We may need additional capital and may sell additional ADSs or other equity securities or incur indebtedness, which could result in additional dilution to our shareholders or increase our debt service obligations.

We believe that our current cash and cash equivalents, anticipated cash flow from operations and the proceeds from our initial public offering will be sufficient to meet our presently anticipated cash needs through the end of 2008. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

You may not be able to exercise your right to vote.

As a holder of ADSs, you may only exercise voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement between us and The Bank of New York, the depositary of our ADSs. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying ordinary shares in accordance with your instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw the shares from the depositary. Under our fifth amended and restated memorandum and articles of association, the minimum notice period required for convening general shareholders’ meetings is 10 days. When a general shareholders’ meeting is convened, you may not receive sufficient advance notice to withdraw the shares to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and the shares underlying your ADSs may not be voted as you requested.

You may not receive distributions on ordinary shares or any value for them if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive any distributions we make on our ordinary shares or any value for them if it is illegal or impractical to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.

You may be subject to limitations on transfer of your ADSs.

Your ADSs represented by the ADRs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary thinks it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law.

We are a company incorporated under the laws of the Cayman Islands, and our corporate affairs are governed by our memorandum and articles of association, the Cayman Islands Companies Law (2007 Revision) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands, as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

The Cayman Islands courts are also unlikely:

•                  to recognize or enforce against us judgments of courts of the United States based on the civil liability provisions of U.S. securities laws; and

•                  to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

As a result of all of the above, holders of our ADSs may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than they would as shareholders of a U.S. company.

Item 4.  Information on the Company

A.           History and Development of the Company

We were incorporated as an exempted company in the Cayman Islands with limited liability on September 6, 1999 and began our online degree services business in the same year, providing services to Renmin University of China. Since our inception, we have rapidly grown our online degree program services business and have added three new business lines through acquisitions in 2005 (online tutoring, private primary and secondary schools and curriculum services) and 2006 (vocational post-secondary education programs).

On December 14, 2007, we and certain selling shareholders of our company completed an initial public offering of 6,820,000 ADSs representing 20,460,000 of our ordinary shares.  Our ADSs are listed on the Nasdaq Global Market under the symbol “CEDU.”

Our principal executive offices are located at 4th Floor-A, GeHua Building, No. 1 QinglongHutong, Dongcheng District, Beijing, 100007, People’s Republic of China. Our telephone number at this address is 86-10-84186655. Our registered office in the Cayman Islands is located at the offices of Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is www.chinaedu.net. The information contained on our website and our other websites is not a part of this annual report. Our agent for service of process in the United States is CT Corporation System located at 111 Eighth Avenue, 13/F, New York, New York 10011.

For a description of our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.”

B.             Business Overview

We are a leading educational service provider in China. Our primary business is to provide comprehensive services to the online degree programs of leading Chinese universities. Our services for online degree programs include academic program development, technology services, enrollment marketing, student support services and finance operations. We also operate private primary and secondary schools, market and support international post-secondary and English language curriculum programs to established learning institutions, and offer online interactive tutoring services to primary and secondary school students. We believe we are the largest service provider to online degree programs in China in terms of the number of higher education institutions that we serve and the number of student enrollments that we support. In 2007, the largest online degree program that we service, Renmin University of China, was named the largest online degree program in China in terms of student enrollment numbers by Xuexigang.com and Chinaonlineedu.com, two online education and distance learning websites. In addition, in 2006, we were ranked among the top ten education brands in China by an independent survey conducted by Sina.com (a leading Chinese Internet portal) and 40 other media organizations, or the Sina.com Survey, based on online voting and evaluations by industry experts and media professionals. This survey also ranked the online degree programs of three of our university partners among the top ten online degree programs in China, based on online voting and evaluations by industry experts and media professionals.

We currently have strategic relationships with 12 universities, 10 of which are under long-term, exclusive contracts that vary from eight to 50 years in length. Nine of these universities currently operate online degree programs and the three additional universities are awaiting regulatory approval to start their programs. As of December 31, 2007, approximately 192,000 students were registered in the online degree programs that we service through these relationships. These online degree programs are marketed under the brand names of leading Chinese universities, which allows us to benefit from the significant brand equity that these higher education institutions have established.

Our business has experienced significant growth since its inception in 1999. This growth has been driven by the increased number of universities that we serve, the increased enrollment of the online degree programs of our university partners, and our expansion into other education-related lines of business. We generate our revenue from service fees and tuition payments derived from students who are enrolled in, or served by, our businesses. As of December 31, 2007, we were providing services to online degree programs that in aggregate had approximately 192,000 registered students and we were serving approximately 44,000 students in our other businesses. Our net revenue increased from RMB100.9 million in 2004 to RMB126.4 million in 2005, RMB213.5 million in 2006 and RMB265.0 million ($36.3 million) in 2007, representing a compound annual growth rate, or CAGR, of 38%. Our income from operations declined from RMB 22.3million in 2004 to RMB11.2 million in 2005, but increased to RMB57.2 million in 2006.  Our income from operations decreased by 29.6% from RMB57.2 million in the year ended December 31, 2006 to RMB40.3 million ($5.5 million) for the year ended December 31, 2007. Our net income attributable to ordinary shareholders improved from a net loss of RMB4.0 million in 2004 and a net loss of RMB2.9 million in 2005 to a net income of RMB25.5 million in 2006 and a net income of RMB2.5 million ($0.3 million) in 2007. Our net income attributable to ordinary shareholders declined from RMB25.5 million for the year ended December 31, 2006 to a net income of RMB2.5 million ($0.3 million) for the year ended December 31, 2007. This decline was primarily due to a goodwill impairment loss of RMB16.2 million for the year ended December 31, 2007, and a higher income tax provision booked for the year ended December 31, 2007 as compared with the year ended December 31, 2006, as a result of uncertainties regarding the future status of our Chinese subsidiaries and Chinese affiliated entities under the new tax law, which became effective on January 1, 2008. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation” in this annual report. Net revenue from our online degree programs contributed 100%, 78.0%, 73.5% and 76.3% of our net revenue for the years ended December 31, 2004, 2005, 2006 and 2007, respectively.

Our Strengths

We believe that the we possess the following competitive strengths:

•                  Market leadership and proven track record.    We are one of the market leaders in the education services market due to our early mover advantage, proven track record and delivery of innovative services that are in high demand. We believe we are the leading company in China providing comprehensive services, technology, and operating support to universities offering online degree programs, in terms of both number of institutions served and the number of enrollments that we support. Our experienced management team, established technology platform and capabilities, operational expertise and content portfolio allow us to effectively attract and retain customers as well as identify new opportunities in the private education market.

•                  Substantial knowledge of our customers and the Chinese education market.    Through our eight-year operating history, early efforts to develop an online technology platform and comprehensive service offering for Chinese universities, we have acquired substantial knowledge of the education market and the needs of its consumers. As we have expanded our service offerings, we have been able to take advantage of our market knowledge to address additional areas in which we believe we can leverage our experience, processes and technology to meet the needs of the market. As a result, we have expanded our business to include the distribution and support of international curriculum, private primary and secondary schools and an online tutoring platform.

•                  Provider of premier services for online degree programs.    We believe our superior products position us as an attractive choice for both academic institutions and students for online degree programs. We have provided comprehensive services and support to universities for their online degree programs since 1999. Our service model and technology platform have proven to be successful, as shown by our leading position in terms of number of institutions served. In addition, we have developed a wide array of proprietary courseware, from which we currently tailor over 770 courses for our university partners based on their different requirements. Many of these courses can be used as a basis to develop similar courses when we add new university customers, thus enabling us to benefit from economies of scale. We use this service model with our reliable technology platforms, comprehensive library of courseware and operational and marketing expertise to help universities achieve their academic and financial goals.

•                  Experienced management team with proven track record.    We have an experienced management team with an average of over 10 years of experience in either the education services industry or the online services industry. We have recruited strong leaders with proven skills to serve in key positions within our management team, and our team includes members with substantial experience in education, technology, marketing and finance.

Our Strategy

Our strategy consists of the following key elements:

•                  Expand the penetration of our online degree program services.    We plan to take advantage of our established leadership position and track record to expand the penetration of our services to online degree programs by increasing the number of universities that use our online degree program services and by helping our existing university customers to increase enrollment in their programs. We are actively targeting new universities to become our partners for their online education programs. In addition, we plan to help our existing university customers to increase enrollment in their online programs by helping them to expand their course offerings, to assist them in improving their marketing and recruitment initiatives and to assist them in reducing student attrition. We are also continually working to enhance our technology platform to improve the students’ online learning experience.

•                  Establish a network of learning centers for online degree programs.    To strengthen our ability to assist our customers’ online degree programs in recruiting students and improving student service quality, we are building a network of learning centers, initially in key cities, and, if regulatory approval is obtained, across China. In February 2007, we received a provisional approval from the MOE to operate learning centers in China for a trial period of up to 18 months. According to Distance Education in China, a magazine under the administration of the MOE, in May 2007, we were one of only three entities that have been given this approval by the MOE to operate learning centers in multiple provinces in China. Under our provisional approval, during the trial period, we can operate 10 learning centers in four provinces, Beijing, Shanghai, Jiangsu and Zhejiang, which learning centers were opened in 2007. We believe that the opening of these learning centers will allow us to significantly enhance our brand recognition, increase access to potential students for online degree programs and enhance profitability. We also plan to establish strategic relationships with universities that currently are not our online degree program customers, to provide learning center services to their online degree programs.

•                  Continue to strengthen our brand name and our reputation.    We will focus on continuing to build our brand name and our reputation among our existing customers, as well as among other Chinese and foreign education institutions. We believe that building our brand and reputation will allow us to attract new schools and students to our current business lines. We are also increasing awareness of our online tutoring program and learning centers by increasing advertising to continue to build brand recognition. We are taking part in a wide range of activities to promote our brand and reputation, such as participating in conferences, sponsoring industry events and publishing articles in education trade journals.

•                  Develop new products and services to further enhance the learning experience of existing students and attract new students.    We plan to increase our research and development efforts to develop new products and services with respect to our online tutoring and online degree programs to introduce more robust online learning programs, to enhance the students’ learning experience and to improve their sense of community. We further plan to enhance our online tutoring program by recruiting additional high quality teachers, expanding the type of programs offered and incorporating more interactive technology to increase student retention and student usage rates for our programs. In addition, we plan to develop new products for children from pre-school age to grade 3 and their parents.

•                  Pursue strategic acquisitions.    During the past two years, we have made strategic acquisitions to broaden our service offerings and to expand into additional segments of the Chinese educational market. We plan to continue to consider and seek acquisition opportunities that are complementary to our existing lines of business or that can further expand the services that we can provide to our customers.

Our Business

We are a leading educational service provider in China. Our primary business is to provide comprehensive services to the online degree programs of leading Chinese universities. We also operate primary and secondary schools, market international post-secondary and English language curriculum programs to established learning institutions, and offer online interactive tutoring services to primary and secondary school students.

Online Degree Programs

Our primary business is to assist universities in China to establish, operate and expand their online degree programs. We currently provide services to nine universities (with three additional universities awaiting regulatory approval) for their online degree programs, more than any other provider of comprehensive services in China. These online degree programs had approximately 192,000 registered students as of December 31, 2007. The online degree programs we currently service offer associate and bachelor degree programs in a wide range of subjects, including, but not limited to, accounting, marketing, finance, business administration, international business, law, civil engineering, education, computer science, literature, project management, marketing and administrative management. These online degree programs are aimed primarily at working adults who have sufficient economic means to support their studies and value the flexibility of a self-paced online educational process. Based on a survey that we conducted among students registered in these online degree programs in 2005, approximately 72% of registered students are between the ages of 21 to 30, and approximately 16% are between the ages of 31 to 35. For the years ended December 31, 2005, 2006 and 2007, we generated 78.0%, 73.5% and 76.3%, respectively, of our net revenue from online degree programs.

Online degree programs in China must be approved by the MOE. At present, 67 universities in China have received approvals from the MOE to operate online degree programs, as well as the China Central Radio and TV University, which functions primarily as a distance learning facility. The China Central Radio and TV University delivers its courses to students primarily over satellite and television and we believe it currently does not compete with the other 67 universities in the online degree program market. As of December 31, 2007, most of these 67 universities had registered students in their online degree programs and we currently provide services to nine out of 67 universities (with three additional universities that are awaiting regulatory approval to start their programs). Students registered in online degree programs can pursue either associate degrees or bachelors degrees at the university level. They must generally prepay tuition for a minimum number of credits upon admission and subsequent enrollment, which can be applied to credits sought after their initial semester. The total number of credits required to graduate from an online degree program offered by these universities generally ranges from 80 credits for associate degrees to 160 credits for bachelor degrees. The tuition per credit ranges from approximately RMB65 to RMB180. The tuition charged to students is subject to the review and approval of the pricing administration authority and the filing with the relevant education authority.

Learning centers assist the universities with a number of vital functions for their online degree programs, including marketing, enrollment administration, student services and tuition collection. The learning centers also provide academic review sessions and technical support for students. The physical presence of learning centers is complementary to online distance learning, since it facilitates face-to-face tutorial sessions, student consultations, and course material distribution. The learning centers also ensure the integrity of examinations, as entrance exams and final exams are conducted on site at the learning centers, allowing testing to occur under controlled environments. Learning centers are generally operated by third parties that have entered into agreements with universities. Many learning centers are owned by polytechnic, or vocational, schools, allowing these institutions to leverage their infrastructures to serve the higher education market. In February 2007, we received a provisional approval from the MOE to operate 10 learning centers in selected cities and provinces in China for a trial period of up to 18 months. According to Distance Education in China, a magazine under the administration of the MOE, in May 2007, we were one of only three entities that have been given this approval by the MOE to operate learning centers in multiple provinces in China. In August 2007, we opened one learning center in Beijing and entered into agreements with three universities to provide recruiting services for their online degree programs for the 2007-2008 academic year. We opened the other nine learning centers during the first quarter of 2008.

Our Services

Through collaborative alliances and other revenue-sharing arrangements, we offer a comprehensive service platform to our university customers, including academic program development, technology services, enrollment marketing, student support services and finance operations. We also provide the initial capital resources needed to establish their online degree programs. We believe we are the only service provider in China that offers a comprehensive set of services to online universities that supports virtually all aspects of a student’s progression through an online degree program. Through these services, we enable our customers to quickly establish an online degree program with a high level of student service quality and significantly expand or improve existing initiatives with minimal initial investment. Our strategic relationships with universities are based upon long term contracts that vary in length from eight to 50 years.

Academic Program Development.   Academic program development entails the design and development of instructional materials, multimedia learning materials and quality assurance processes. The overall development time for a single course can range from as little as three weeks to as long as four months, depending on the subject matter and complexity of the course materials. We have developed over 770 online courses for our university partners’ programs, all of which are proprietary to us or to our university collaborative alliances. As such, many of our previously developed courses can be used as the basis to develop similar courses when we add new university customers, thus enabling us to benefit from economies of scale.

Technology.   Our technology consists of a series of systems and tools, including our Learning Management System, or LMS, which enables the online degree programs to manage the entire student life cycle from application to graduation by providing system support to the student’s learning process and the university staff’s daily management process. We believe that our LMS is among the most advanced offerings in the market. This system manages courseware, including multimedia lectures, assignments and quizzes, and provides management information tools supporting the course offerings. We also provide certain customers a learning content creation and management system, which enables the team working on courseware development to bring the courseware from the concept and design stage to production and implementation. Our technology also supports an interactive, community-based learning environment through chat rooms, online forums and bulletin board systems. We also host and support all of the software and hardware and software requirements of our online degree university partners.

Enrollment Marketing.   Our support for universities’ student recruitment efforts includes the development and implementation of on-line and off-line marketing strategies and promotional events, as well as the creation of collateral material to support those efforts. We further assist universities in identifying, retaining and supervising learning centers, including training learning center staff on executing our marketing programs. We constantly revise our marketing programs to maximize demand for our university partners’ programs. Our marketing programs emphasize the unique characteristics of each of our university partners’ offerings.

Student Support Services.   We employ significant resources in developing student support services for our university partners’ programs to assist students in completing their course work and improving retention. Support services that we provide to students include online and offline tutorial resources, academic review sessions, student consultations and mock examinations. We also maintain a dedicated staff of student service counselors whom students may call upon to address any questions they may have regarding the student support services.

Until late 2004, we marketed and sold our proprietary courseware and technology solutions to universities and other education companies. However, to take advantage of the synergies created by the growing number of universities utilizing our services and technologies, in 2005, we decided to focus on building a comprehensive service model with these universities, and have significantly reduced, and in the future will continue to limit, the provision of one-time courseware and technology sales.

Structure and Revenue Model

Our relationships with our university partners are structured either as collaborative alliances or as long-term contractual service arrangements. Each of our university customers pays our collaborative alliances or, in the case of service contracts, us a share of the tuition collected by the universities, after deducting certain expenses, including learning center fees.

Collaborative Alliances.    Our relationships with seven of our university partners (including the two still seeking regulatory approval for their online degree programs) are structured as collaborative alliances. In our collaborative alliance structures, we establish a collaborative alliance with the university (or a commercial subsidiary of the university), which in turn provides services and support to the university’s online degree program. The collaborative alliances with our university partners have terms ranging from eight to 50 years and are exclusive in nature. We have the majority interest in each of these collaborative alliances. We are generally responsible for contributing the initial capital required for the establishment and startup of the collaborative alliances, which has historically ranged from approximately RMB5.0 million to approximately RMB20.0 million. Our university partner pays to the collaborative alliance a service fee equal to a portion of its tuition revenue from its online degree program, after deducting certain operating expenses, administrative fees paid to the university, fees paid to learning centers for services such as student recruitment and tuition collection and, in some cases, licensing or technical consulting fees paid to us.

Long-Term Contractual Service Agreements.    We also have entered into long-term contractual service arrangements with four of our university partners, two of which are exclusive arrangements. Pursuant to these agreements we provide services and technology to support each respective university’s online degree program for a fixed period of time. We receive service fees equal to an agreed portion of tuition collected by the university from students in their online degree programs. The amount of the payments is based on a negotiated formula, which may depend on the number of students in the program or students registered from certain geographic territories.

University Customers

The number of registered students in the online degree programs we service has grown rapidly, from approximately 30,000 registered students at 2002 calendar year-end, when enrollment commenced at our first university customer’s online degree program, to approximately 192,000 registered students at December 31, 2007 at our nine existing university customers as of December 31, 2007. We have entered into exclusive 20-year joint venture arrangements with three additional university partners (Central University of Finance and Economics, or CUFE, in December 2006, Shanghai University of Finance and Economics, or SUFE, in November 2007, and Beijing Forestry University, or BFU, in March 2008), but these online degree programs are not yet operational, and thus we are not currently providing online education services to these universities.  In 2004, 2005, 2006 and 2007, 87.7%, 71.4%, 67.3% and 68.2%, respectively, of our net revenue was derived from our services to our five largest online degree program customers. Our three largest customers, Renmin University of China, China Agricultural University and Dongbei University of Finance and Economics, accounted for 21.1%, 17.3% and 14.0%, respectively, of our net revenue in 2007.

The following map shows our existing university customers:

Sales and Marketing Strategy

The two key elements of our sales and marketing strategy are increasing the number of university online degree programs utilizing our services and helping our current customers recruit and retain more online degree students. We employ a business development team to establish new relationships with universities, both those with existing online programs and others that are interested in developing new programs. We are in discussions with additional universities regarding their online programs. Historically, we have been able to generate revenue from a new university partner or customer within nine to 17 months from the time we initiated formal discussions with the university regarding its program. Typically we have required six to 12 months to develop and consummate a contractual relationship with a new university and another three to five months to implement our service offerings and commence enrollment in the online degree program.

The university’s and our relationship with the learning centers is essential to the sales and marketing of online degree programs to new students. The learning centers assist the online programs with a number of vital functions, including recruitment, marketing and logistic services for such programs. To provide a nationwide physical presence and to strengthen our sales network, we have assisted our university partners in developing relationships with approximately 340 learning centers, which cover most major cities in China. We provide student support training to many learning centers and assist learning centers in advertising to solicit students. The relationships between the learning center operator and the university are typically governed by non-exclusive compensation arrangements that are subject to annual re-negotiation. The majority of the learning centers are owned and operated by independent third parties.

To further expand our access to potential students and enhance the sales and marketing of online degree programs, we are developing our own network of learning centers. In February 2007, we received a provisional approval from the MOE to operate 10 learning centers in four provinces, Beijing, Shanghai, Jiangsu and Zhejiang for a trial period of up to 18 months. Upon the receipt of the related approval from the educational authorities of these four provinces, we plan to establish and operate learning centers in those provinces. In August 2007, we received the related provincial-level approval from the Beijing education authorities to operate learning centers in Beijing and opened one learning center in Beijing. In addition, during the first quarter of 2008, after receiving the related provincial-level approval from the other provincial education authorities, we opened the other nine learning centers. After the trial period, the MOE will decide whether to issue us a permanent approval to operate learning centers on a nationwide basis in China based on the performance and operation of our learning centers during the trial period.

We also plan to establish strategic relationships with universities that are currently not our online degree program customers to provide learning center services to their online degree programs, and work to expand the network of learning centers serving our existing university partners.

Competition

There are two main components of competition within the online degree program market: competition among service providers to attract and retain additional university partners; and competition among online degree programs seeking to enroll students. We currently serve nine out of the 67 universities that have been approved to offer online degree programs in China and we have contracted with three additional universities that are awaiting regulatory approval to start their programs. There are 58 other universities currently offering online degree programs that either independently run their programs or outsource services for their programs to other service providers. While we are trying to establish relationships with additional universities with respect to their online programs, several companies offer services that compete with our service offerings either on a comprehensive basis or, more commonly, on a service-by-service basis. We compete with these companies primarily on the scope and quality of our service offerings to university partners, and to a lesser extent, price.

Our revenue from the online degree programs we service depends on these programs’ total tuition cash receipts. The online degree programs that we service must compete with other online programs, as well as with other education and training programs that are seeking to enroll students. Recruitment of students for online degree programs relies heavily on learning centers, most of which are owned and operated by third parties. Although we have assisted our university customers in developing relationships with approximately 340 learning centers, these learning centers can be subject to varying degrees of customer loyalty due to the strong competitive position they occupy. In addition, many learning centers assist with recruitment on behalf of other online degree programs, and, as a result, the online degree programs that we support face considerable competition for recruiting at the learning centers.

International Curriculum Programs

We distribute and support English language programs to secondary schools and international polytechnic programs to vocational schools in China. We provide all aspects of delivery and support for these programs, including program development and implementation, English teacher recruitment and administration, and other ancillary services. We generate revenue based on the enrollment fees students pay to the participating schools with whom we have entered into revenue sharing arrangements, based either on a fixed fee per student or a percentage of the enrollment fee per student. For the 2006-2007 academic year, approximately 4,700 students were enrolled in the international curriculum programs. In 2005, 2006 and 2007, we generated 3.8%, 13.3% and 11.9%, respectively, of our net revenue from international curriculum services.

Although there are many Chinese universities and colleges that have established relationships with foreign “sister” schools, we are not aware of any other company in China that has a dedicated business line focused on distributing and supporting curriculum from established foreign educational institutions. We therefore believe that we are uniquely positioned to be a leader in this new market. We do compete more generally in the market for K-12 students seeking to learn English with other providers of English language training programs. These providers include other private school operators that are offering English language programs, sister school programs, after school programs, distance learning programs and self-study materials.

We intend to expand the number of schools offering the BCIT and FEC programs by actively marketing the programs to polytechnic colleges and secondary schools in China. The market for English language instruction services is highly competitive in China, yet extremely fragmented and localized. We intend to concentrate on adding new schools in the coastal and relatively more affluent regions of China, which include approximately 150 cities. In addition to adding new Chinese polytechnic colleges offering the BCIT program, we plan to increase the number of majors and subjects covered by the international post-secondary education program in order to attract additional students. We also plan to explore strategic relationship opportunities with other polytechnic colleges in Canada, the United Kingdom and Australia. In the near term, however, our plans to add new polytechnic colleges to our BCIT program and explore strategic relationship with other polytechnic colleges, have been postponed due to the general suspension of the approval for new Chinese-foreign cooperative polytechnic education programs by the MOE until at least the end of 2008. See “—Regulation—Regulations on Operating Private Schools.”

The FEC Program.    We acquired our interest in, and began providing services with respect to, English language programs in September 2005. At that time, we acquired the right to serve as the exclusive service provider to all of Western Institute of Technology at Taranki’s English language programs, known as FEC, within China until September 2020. Western Institute of Technology at Taranki, or WITT, is a government-owned post-secondary education institution based in New Zealand that offers English language programs for overseas students. The FEC program provides secondary schools in China with high-quality English language instruction programs using native English speakers for their students. Students at schools that participate in the FEC program must choose to be enrolled in the FEC program when applying for admission to the school. The FEC program’s English curriculum typically consists of five hours of class time each week. Currently, approximately 70 native English-speaking teachers are deployed to work in the 18 schools offering the FEC program. Most of these English teachers were recruited from New Zealand, Australia, Canada and the United Kingdom.

We believe that the FEC program has been and will continue to be well-received by parents and students due to the high quality of the English language instruction. We also believe that there is a vast market of students throughout China whose needs for high quality English language instruction, such as the FEC program, are not currently being met by the Chinese public schools. We intend to target schools in the markets where the Chinese public schools do not meet the public need for English language instruction. In addition, a core element of our marketing strategy is highlighting the program’s role in enabling students to differentiate themselves for college entrance examinations and to better compete in a competitive education system and job market.

The BCIT Program.    We entered into an exclusive service provider relationship with the British Columbia Institute of Technology, or BCIT, a leading polytechnic institute in Canada, in February 2006. In this program, we provide services to BCIT in implementing international post-secondary education programs and market these programs to selected polytechnic colleges in China approved by BCIT from time to time, enabling these colleges to offer up-to-date courses across a wide variety of majors and subjects to their students. We are BCIT’s exclusive service provider in China for these selected polytechnic colleges until 2020. At present, we provide services to the BCIT programs of six polytechnic colleges approved by BCIT to offer these programs. The BCIT international post-secondary education program provides a three-year associate degree program to high school graduates seeking international vocational education within the environment of a Chinese polytechnic college. Through the participating colleges in China, the program offers a wide variety of majors and subjects such as business, computing and information technology, manufacturing, electronics, construction, environment, transportation and health science, all developed by BCIT. The program is unique in that entry-level courses and related course materials are in Chinese, but instruction and course materials for more advanced courses are transitioned to English.

We believe that the BCIT program is highly attractive to students as it offers them the opportunity to pursue a foreign degree and provides them with practical, job-oriented vocational training in English, which enables the students to improve their language skills in their respective professional areas. For participating Chinese polytechnic colleges, the BCIT program enables them to distinguish themselves from their peers by offering an international dual degree program with a world-class polytechnic curriculum and overseas-trained faculty. Such differentiation also enables these colleges to collect higher tuition fees from the students enrolling in the program.

Private Primary and Secondary Schools

The market for private primary and secondary schools in China is growing rapidly. We believe that private primary and secondary schools will play an increasingly important role in providing quality education in China, particularly to the children of the emerging middle class. Parents in China, as in the rest of the world, are continuously searching for the best educational solutions for their children. By acquiring or partnering with leading established institutions, we believe the private primary and secondary school business represents a compelling business opportunity for us. According to the World Bank Study, between 2002 and 2005, China accounted for approximately 70% of global primary and secondary enrollment growth. As a result of this market opportunity, we acquired three private schools in 2005. We believe this market opportunity is attractive, complements our existing sources of revenue and also provides us with opportunities to realize synergies with our other K-12 business lines, specifically our 101 Online School and our FEC program. English language training is a core element of our curriculum at each of our schools and is a central to our strategy of establishing schools with elite reputations. In each of our three schools, we have introduced, or plan to introduce, a performance-based incentive system for teachers and administrators, improved management systems, and enhanced academic offerings. We also provide technical services to enhance their operations. We have also improved, or plan to improve, the existing infrastructure of these schools or to build new facilities to accommodate larger student populations. Our school operations are currently located in: Anqing, Anhui province; Jingzhou, Hubei province; and Pingdingshan, Henan province. In 2005, 2006 and 2007, we generated 6.8%, 5.1% and 5.0%, respectively, of our net revenue from this line of business.

Anqing Foreign Language School

Through our Chinese affiliated entity, Hongcheng Education, we currently operate the Anqing Foreign Language School, or the Anqing School, a private primary school, grades 7 to 9, which has been operational since 2004. The Anqing School is regarded as one of the leading schools in the market that it serves. We are currently constructing a new campus for the school and expect to begin recruitment for the new campus in the third quarter of this year. During the 2006-2007 academic year, the Anqing School had an enrollment of approximately 1,400 students. In 2007, the Anqing School had the highest exam scores in Anqing for students enrolled in grades 7 and 9. The school is also well regarded for its English language program and foreign English language teachers. The Anqing School was established in 2004 and has seen its enrollment grow rapidly from 184 students in its first full year of operations.

Jingzhou School (Southern Campus)

Through our Chinese affiliated entity, Hongcheng Education, we are constructing a new private secondary school for students in grades 9-12 in Jingzhou, Hubei province. The school will be established as a partnership with Jingzhou High School whereby we will own 54.4% of the new school, our partner Jingzhou High School will own 25% and one minority shareholder will own the remaining 20.6%. Under the cooperation agreement between Hongcheng Education and Jingzhou High School, we will undertake construction of the new campus and Jingzhou High School will contribute its brand as well as management and teaching resources to the school. The school is expected to be come operational in 2009 and will have capacity to serve approximately 6,000 students.  However, we cannot assure you that the school will become operational at that time, or at all.

Pingdingshan Bilingual School

In 2005, we acquired all of the rights and interests in the Pingdingshan Bilingual School. The Pingdingshan Bilingual School is a private primary school, grades 1-9, in Pingdingshan, Henan province. The Pingdingshan Bilingual School is regarded as one of the leading schools in its market. During the 2006-2007 academic year, the Pingdingshan Bilingual School had an enrollment of approximately 1,250 students.

Online Tutoring and Test Preparation Programs

We provide online tutoring and test preparation services to primary and secondary school students in China through a separately branded program known as the “101 Distance Learning Center” or the “101 Online School,” which we acquired 80% of in January 2005 and the remaining 20% equity interest in May 2008. The 101 Online School was originally founded in 1996, and over the past decade has developed a strong reputation as a valuable learning tool with students and teachers alike. In 2006, the 101 Online School was ranked by Sina.com as one of the 10 best online education institutions in China based on Internet voting and the evaluations by industry experts and media professionals. The 101 Online School also received the Best Curriculum Design Award in Remote Elementary and Secondary Education from Beijing News in its 2005 education market survey. In the 2006-2007 academic year, the 101 Online School served more than 35,000 revenue students. In 2005, 2006 and 2007, we generated 11.4%, 8.1% and 6.8%, respectively, of our net revenue from the 101 Online School through subscription fees paid by students for the online tutoring service.

Using our proprietary e-learning platform, the 101 Online School provides interactive tutoring services to primary and secondary school students in virtually all academic subjects offered to these students in China. Our online tutoring and test preparation services also assist secondary school students in preparing for key examinations administered in China, including the national college entrance examination. All of the tutoring and test preparation materials used by our 101 Online School are developed by qualified teachers and subject to review by our quality control staff. By providing tutoring and test preparation services online, the 101 Online School makes the tutoring and test preparation process more convenient and accessible for students, especially those with limited access to traditional tutoring or test preparation services. In addition, we continue to innovate new services to attract and retain students for our 101 Online School. Recently, we introduced a new service, “Homework Help,” to assist students online on their homework assignments. We also plan to develop new products for children from pre-school age to grade 3 and their parents. The website address for our 101 Online School is www.chinaedu.com.

We currently market our 101 Online School through exclusive regional third-party distributors and our own sales centers in Beijing, Tianjin and other cities and provinces in China. More than 200 distributors located in major cities in China purchase bulk subscriptions to our 101 Online School and resell these subscriptions to students. Bulk subscription sales to distributors accounted for 48.0% and 62.3% of our 101 Online School revenue in 2006 and 2007, respectively.

In addition, we have entered into an arrangement with Lenovo Group Limited, a personal computer manufacturer in China, to distribute our online tutoring services in various lines of Lenovo personal computers.

Seasonality

We have experienced, and expect to continue to experience, seasonal fluctuations in our revenue and results of operations, primarily due to seasonal changes in the number of students who are enrolled in, or served by, our businesses. Historically, our largest revenue student enrollments occur in the fall, and we generally recognize revenue over the six-month period following these enrollments. As a result, our revenue in the fourth quarter and first quarter of each year, representing the fall semester, have been higher than the other two quarters, which represent the spring semester. Our expenses and costs, however, do not necessarily correspond with changes in our revenue or the number of students who are enrolled in, or served by, our businesses. We expect quarterly fluctuations in our revenue and results of operations to continue. As our revenue grows, these seasonal fluctuations may become more pronounced.

Regulation

The Chinese government regulates the education services industry and the provision of Internet content. This section summarizes the principal Chinese regulations relating to our businesses.

We operate our business in China under a legal framework that consists of the State Council, which is the highest executive authority of the Chinese central government, and several ministries and agencies under its authority, including the Ministry of Education, or MOE, the State Administration of Foreign Exchange, or SAFE, the General Administration of Press and Publication, or GAPP, the Ministry of Information Industry, or MII, the State Administration for Industry and Commerce, or SAIC, the Ministry of Civil Affairs, or MCA, and their respective authorized local counterparts.

Regulations on Online Education

Pursuant to the Administrative Regulations on Educational Websites and Online and Distance Education Schools, issued by the MOE in 2000, educational websites and online education schools may provide educational services in relation to higher education, elementary education, pre-school education, teacher education, occupational education, adult education, other education and public educational information services. “Educational websites” refers to organizations providing education or education-related information services to website visitors by means of a database or online education platform connected via the Internet or an educational television station. “Online education schools” refers to education websites that issue educational certificates in connection with their providing academic education services or training services.

On June 29, 2004, the State Council issued the Decision on Setting Down Administrative Licenses for the Administrative Examination and Approval Items Really Necessary to be Retained, which provides that an administrative license is required for “online education schools” that provide degree education to students, but not for “educational websites” that do not provide degree education to students.

The MOE issued Certain Opinions on the Pilot Program of Supporting Certain Higher Education Institutions to Establish Online Education Colleges to Develop Modern Long-Distance Education in 2000 and Certain Opinions regarding the Enhancement of the Administration of Higher Education Institution Online Education Colleges and the Improvement of Education Quality in 2002 to regulate online higher education. And, on February 27, 2004, the MOE issued a Circular on the Student Enrollment of Online Degree Education by the Pilot Universities which are Permitted to Operate Online Degree Education, or the 2004 circular, to regulate the recruitment of online degree students. The 2004 circular prohibits universities from recruiting existing full-time students and instructs schools offering online degrees to recruit only working adults for their programs. The 2004 circular also required universities to tighten their admission criteria for their online programs and to improve the quality of their recruiting materials. As of December 31, 2007, 67 universities and colleges had been approved by the MOE to operate online education programs as part of the MOE pilot program. Nine of the 12 universities to which we currently provide, or have entered into agreements to provide, online degree program services are included within the pilot program. Central University of Finance and Economics, one of the universities that we serve, is not in the pilot program and is currently in the process of applying for the MOE approval to offer online degrees.

To regulate the learning centers that provide services to online degree programs, the MOE issued the Principles on the Establishment and Administration of Modern Distance Education Off-campus Learning Center (Pilot), in January 2002, and, in March 2003, promulgated the Interim Provisions on Administration of Modern Distance Education Off-campus Learning Center. According to these two regulations, learning centers are not authorized to independently carry out activities such as recruiting students, teaching and issuing degrees for modern distance education—all activities that must be done in conjunction with the universities offering the degrees. These regulations also require learning centers not to pursue business that is irrelevant to online education services. Each learning center is required to be associated with at least one educational institution or other entity approved by the MOE to provide online education services, and can only provide logistics services for recruitment and examination administration to educational institution(s).

Each learning center and the educational institution with which it is associated must jointly apply to the education authorities for approval before the learning center can provide services to any online education program. Additional approvals are required for a learning center if it intends to provide support services to additional educational institutions. The education authorities have the authority to supervise, inspect and evaluate the learning centers from time to time. A learning center’s approvals may be withdrawn by the education authorities if during a periodic inspection they determine that the learning center is unqualified to continue operations.

On February 9, 2007, we received a provisional approval from the MOE to operate 10 learning centers in four provinces, Beijing, Shanghai, Jiangsu and Zhejiang, for a trial period of up to 18-months. Upon the receipt of the related approval from the educational authorities of these four provinces, we plan to establish and operate learning centers in those provinces. In August 2007, we received the related provincial-level approval from the Beijing education authorities to operate learning centers in Beijing and opened one learning center in Beijing. In addition, during the first quarter of 2008, after receiving the related provincial-level approval from the other provincial education authorities, we opened the other nine learning centers. After the trial period, the MOE will decide whether to issue us a final approval to operate learning centers on a nationwide basis in China based on the performance and operation of our learning centers during the trial period.

Regulations on Operating Private Schools

The principal regulations governing private education in China consist of the Education Law of China, The Law for Promoting Private Education (2003), The Implementation Rules for the Law for Promoting Private Education (2004) and the Regulations on Chinese-Foreign Cooperation in Operating Schools. These regulations are summarized below.

Education Law of China

The Education Law of China, or the Education Law, was enacted on March 18, 1995. The Education Law sets forth provisions relating to the fundamental education systems of China, including a system of pre-school education, primary education, secondary education and higher education, a system of nine-year compulsory education and a system of education certificates. The Education Law requires the government to formulate plans for the development of education and the establishment and operation of schools and other education institutions. In principle, enterprises, social organizations and individuals are encouraged to operate schools and other types of educational organizations in accordance with Chinese laws and regulations. Nevertheless, no school or any other educational institution may be established for profit-making purposes. However, private schools may be operated for “reasonable returns,” as described in more detail below.

The Law for Promoting Private Education (2003) and The Implementation Rules for the Law for Promoting Private Education (2004)

The Law for Promoting Private Education (2003) became effective on September 1, 2003, and its implementing regulations, The Implementation Rules for the Law for Promoting Private Education (2004), became effective on April 1, 2004. Under these regulations, “private schools” are defined as schools established by individuals or private social organizations using private funds. Private schools providing degree education, pre-school education, education for self-study aid and other academic education are subject to approval by the education authorities, while private schools engaging in occupational qualification training and occupational skill training are subject to approvals from the authorities in charge of labor and social welfare. An approved private school will be granted an operating permit, and it must be registered with the MCA or its local counterpart as a privately run non-enterprise legal person. Two of our private primary and secondary schools, the Anqing School and the Pingdingshan School, have obtained operating permits and have been registered with the relevant local office of the MCA. We will apply for the permit for operating a private school for the Jingzhou School (Southern Campus) when we complete construction of the new southern campus, which is expected to be completed in 2009.

The operation of private schools is highly regulated. For example, the types and amounts of fees charged by private schools offering certifications must be approved by the relevant governmental authority and be publicly disclosed, and the types and amounts of fees charged by private schools that do not offer certifications need only be filed with the relevant governmental authority and be publicly disclosed. Our Anqing School and Pingdingshan School currently offer certifications to students, and we expect our Jingzhou School (Southern Campus) to do so once it begins operations.

Private education is treated as a public welfare undertaking under the regulations. Nonetheless, investors in a private school may elect to require “reasonable returns” from the schools. Under the regulations, an election to establish a private school as one requiring reasonable returns must be made in the articles of association of the school. For schools that have made this election, the amount of reasonable return that can be distributed to investors each year is determined based on a percentage of the school’s “operating surplus,” which is equal to the school’s annual net income less the aggregate amount of donations received, government subsidies, if any, the amount required to be reserved for the school’s development fund and other expenses as required by the regulations. This percentage is determined by the school’s board of directors, taking into consideration the following factors: (i) the school’s tuition and other fees, (ii) the ratio of the school’s expenses used for educational activities and improving the educational conditions to the total fees collected; and (iii) the school’s admission standards and educational quality. Information relating to these factors must be publicly disclosed before the school’s board determines the percentage of the school’s annual net balance that can be distributed as reasonable returns. This disclosed information and the decision to distribute reasonable returns must also be filed with the approval authorities within 15 days from the decision made by the board. However, none of the current Chinese laws and regulations provides a formula or other guidelines for determining “reasonable returns.” In addition, none of the current Chinese laws and regulations sets forth different requirements or restrictions on a private school’s ability to operate its education business based on such school’s status as a school that requires reasonable returns or a school that has not made this election. The Anqing School was established as a school that requires reasonable returns. We are in the process of changing the status of the Pingdingshan School to a school that requires reasonable returns. After the completion of the construction of the new campus for the Jingzhou School (Southern Campus), we plan to elect to require reasonable returns.

At the end of each fiscal year, private schools are required to allocate a certain amount to their development fund for the construction and maintenance of the school and the procurement and upgrade of educational equipment. For private schools that require reasonable returns, this amount must be no less than 25% of the annual net income or the annual increase in the net assets of the school, while for other private schools, this amount must be no less than 25% of the annual increase in the net assets of the school, if any. Private schools that have not elected to require reasonable returns are entitled to the same preferential tax treatment as public schools. The regulations require that preferential tax treatment policies applicable to private schools requiring reasonable returns to be formulated by the finance authority, taxation authority and other authorities under the State Council, but to date no such regulations have been promulgated by the relevant authorities.

Regulations on Chinese-Foreign Cooperation in Operating Schools

Chinese-foreign cooperation in the operation of schools and training programs is governed by the Regulations on Operating Chinese-Foreign Schools, issued by the State Council in 2003 in accordance with the Education Law, the Occupational Education Law and the Law for Promoting Private Education.

The Regulations on Operating Chinese-foreign Schools and its implementing regulations, the Implementing Rules for the Regulations on Operating Chinese-foreign Schools, or the Implementing Rules, which were issued by the MOE in 2004, encourage substantive cooperation between overseas educational organizations, which are required to have relevant qualifications and experience in providing high-quality education, and Chinese educational organizations to jointly operate various types of schools in China.

Permits for Chinese-foreign cooperation in operating schools must be obtained from the relevant education authorities or the authorities that regulate labor and social welfare in China. Since all of our private primary and secondary schools are operated by our Chinese affiliated entities and not by us, we believe, based on the advice of our Chinese counsel, Jun He Law Offices, that we are not required to apply for these permits.

Additionally, the Regulations on Operating Chinese-Foreign Schools and its Implementing Rules require that the foreign party to Chinese-foreign cooperative educational institutions or programs be a “foreign educational institution,” and under those regulations, a for-profit company, such as us, cannot qualify as a foreign educational institution. As a result, we cannot directly operate the FEC or BCIT program, and instead we are a service provider to these programs.

In August 2004, the MOE promulgated the Announcement Regarding Re-Approval of Chinese-foreign Cooperative Educational Institutions and Programs, which requires Chinese-foreign cooperative educational institutions and programs that were established before July 1, 2004 (the effective date for the Implementing Rules) to obtain re-approval from the MOE. At that time, 19 of our 21 contracted schools with FEC programs were subject to re-approval. So far, seven of our contracted schools have obtained re-approval from the MOE and the other 12 have submitted their applications for re-approval. If these schools cannot obtain the MOE’s re-approval, they may have to terminate their FEC programs.

In April 2007, the MOE issued the Circular on Further Regulating Chinese-foreign Cooperative Education Programs. The circular directs the local education authorities generally to suspend the approval of any new Chinese-foreign cooperative polytechnic education programs until the end of 2008. To ensure the quality of the Chinese-foreign education programs, the circular emphasizes the regulatory supervision of these programs and advises local education authorities to closely supervise and monitor the existing programs, especially in recruiting materials, advertisement, and issuance of degrees and diplomas, and directs them to report and remedy any non-compliance by existing programs of the applicable regulations. As a result of this circular, our BCIT program has not been able to contract new schools for the program and we do not expect it to until at least 2009.  Although the circular only discusses the suspension of approvals through the end of 2008, we cannot assure you that our BCIT program would be able to contract new schools in 2009 or at any time after that.

Regulations on Internet Information Services

Following the State Council’s issuance of the Telecom Regulations and the Internet Information Services Administrative Measures, or the Internet Information Measures, on September 25, 2000, the MII and other regulatory authorities have issued a number of Internet-related regulations, including the Internet Electronic Bulletin Board Service Administrative Measures, or the BBS Measures.

The Internet Information Measures require that commercial Internet content providers, or ICPs, must either obtain a license for Internet information services, or an ICP license, from, or make an ICP filing with, the appropriate telecommunications authorities to carry on any commercial Internet information services in China. Generally, an ICP license is required to provide Internet information services for profit-making purposes, whereas only an ICP filing is required to provide Internet information services on a non-profit basis. The telecommunications authorities generally consider that the online degree programs established by universities are not for profit-making purposes, and the universities are only required to make an ICP filing, rather than obtain an ICP license, for their online degree programs. The telecommunications authorities could, however, require the universities to obtain ICP licenses in the future. In addition, some of our university partners for online degree programs have not made the required filing with the telecommunications authorities. If our university partners fail to make an ICP filing, or obtain an ICP license (if required), these online degree programs may be sanctioned or suspended.

The 101 Online School, a profit-making business, is required to obtain an ICP license. Gotop Electronic, a subsidiary of one of our Chinese affiliated entities, holds the ICP license for our 101 Online School. Before we acquired Gotop

Electronic, it had already obtained an ICP license. Following our initial acquisition of Gotop Electronic, our affiliate entity, Xiandai Xingye, directly held an 80% equity interest of Gotop Electronic. Although approvals of the MII, the MOE and the MOC were required for this transaction, we did not apply for or obtain these approvals. Subsequent to the acquisition, we have transferred our equity interests in Gotop Electronic to one of our Chinese affiliated entities. In addition, at the time when Gotop Electronic was approved by relevant Chinese authorities to engage in the ICP business, its registered capital did not meet the minimum requirement specified under Chinese law for ICP license holders. We have subsequently increased the registered capital of Gotop Electronic to satisfy this requirement. As a result, we believe that any regulatory issues relating to our interest in Gotop Electronic have been resolved.

Under the Internet Information Measures, Internet information service providers are prohibited from producing, copying, publishing or distributing information that insults or slanders a third party or that infringes the lawful rights and interests of others. Depending on the nature of a violation, ICPs that violate this provision may face criminal charges or be sanctioned by security authorities. In addition, they may be ordered to temporarily suspend their service, or their licenses may be revoked.

The BBS Measures provide that ICPs engaged in providing online bulletin board services, or BBS, must comply with a special approval process and make a specific filing with the relevant telecommunications industry authorities. ICPs that provide electronic messaging services must not disclose user personal information to any third party without the consent of the user, unless the law otherwise requires that the data be disclosed. The regulations authorize the relevant telecommunications authorities to require ICPs to rectify any unauthorized disclosure. ICPs could be liable if unauthorized disclosure causes damages or losses to users. The Chinese government can require ICPs to provide the government with Internet users’ personal information if the users post any prohibited content or engage in illegal activities on the Internet. Our 101 Online School provides BBS or similar services. Gotop Electronic, the ICP license holder and website operator of our 101 Online School, has obtained the BBS license, which is valid until September 24, 2011 and is subject to annual inspection.

In July 2006, the MII issued the Notice on Strengthening Management of Foreign Investment in Operating Value-Added Telecom Services. The notice prohibits Chinese ICPs engaged in providing value-added telecom services from leasing, transferring or selling their ICP licenses or providing facilities or other resources to illegal foreign investors. The notice requires Chinese ICPs to directly own the trademarks and domain names for the websites they operate, as well as servers and other infrastructure used to support these websites. The notice also requires Chinese ICPs to evaluate their compliance with the notice by November 1, 2006 and correct any non-compliance. A Chinese ICP’s failure to complete the procedures by November 1, 2006 could be the basis for revocation of its ICP license.

We operate www.chinaedu.com, the operating website for our 101 Online School, through Gotop Electronic, a subsidiary of Xiandai Technology, our Chinese affiliated entity. Gotop Electronic holds the ICP license for this website. The ICP license is valid until 2011 and is subject to annual inspection. Gotop Electronic passed the annual inspection in 2007. We operate our corporate websites, www.chinaedu.net and www.prcedu.com, through our Chinese affiliated entity, Xiandai Technology, which holds the ICP license for the website. The ICP license is valid for five years beginning in November 2004 and is subject to annual inspection. Xiandai Technology passed the annual inspection in 2006 and 2007.  We have not transferred the domain name and trademark for any of our websites to Gotop Electronic or Xiandai Technology. We may be required to make these transfers in the future and, if we are unable to do so, the ICP licenses held by Gotop Electronic or Xiandai Technology may be suspended or revoked by MII.

Regulations on Online Publications

The GAPP and the MII jointly promulgated the Tentative Internet Publishing Administrative Measures, or the Internet Publishing Measures, which took effect on August 1, 2002. The Internet Publishing Measures require Internet publishers to obtain approval from the GAPP. The term “Internet publishing” is defined in these regulations as online dissemination through which Internet information service providers select, edit and process works created by themselves or others (including content from books, newspapers, periodicals, audio and video products, electronic publications, and other sources that have already been formally published or works that have been made public in other media) and subsequently post this content on the Internet or transmit it to users over the Internet for browsing, use or downloading by the public.

Gotop Electronic, our Chinese affiliated entity that operates our 101 Online School, received verbal confirmation from the GAPP that the online content services that it provides do not fall within the scope of “Internet publishing” that would require approval or a license from GAPP. Obtaining an online publication license requires compliance with certain conditions, including having five or more qualified editors, which Gotop Electronic cannot satisfy. However, because there is no further official or publicly-available interpretation of “Internet publishing,” we cannot assure you that Gotop Electronic will not require an online publication license in the future.

Regulations on Internet Culture Activities

The Ministry of Culture of China promulgated the Internet Culture Administration Tentative Measures, or the Internet Culture Measures, on May 10, 2003. These measures became effective on July 1, 2003 and were amended on July 1, 2004. The Internet Culture Measures require ICPs engaging in Internet culture activities to obtain an Internet culture business operations license from the Ministry of Culture in accordance with the Internet Culture Measures. As defined under the Internet Culture Measures, the term “Internet culture activities” includes, among other things, acts of online dissemination of Internet cultural products, such as audio-visual products, games, performances of plays or programs, works of art and cartoons, and the production, reproduction, importation, sale (wholesale or retail), leasing and broadcasting of Internet cultural products.

Gotop Electronic, our Chinese affiliated entity that operates our 101 Online School, is engaged in the distribution of certain audio-visual products through the Internet. Gotop Electronic received verbal confirmation from the Ministry of Culture that its products do not fall within the definition of “Internet culture products” and its operations do not fall within the definition of “Internet culture activities” as defined under the Internet Culture Measures. Accordingly, Gotop Electronic is not required to obtain an Internet culture business operations license. However, because there is no further official or publicly-available interpretation of these definitions, we cannot assure you that Gotop Electronic will not need an Internet culture business operations license in the future.

Regulations relating to Information Security

On December 28, 2000, the National People’s Congress enacted the Decisions Regarding Maintaining Internet Security, which prohibits any use of the Internet that results in a breach of public security, dissemination of socially destabilizing content or divulgence of state secrets. The conduct prohibited is broadly defined under the decisions.

According to other relevant regulations, ICPs must complete mandatory security filing procedures with local public security authorities and must also report any public dissemination of prohibited content. According to the Interim Measures for the Administration of Filings for Commercial Web Sites promulgated by the Beijing Administration of Industry and Commerce, or the Beijing AIC, and other related regulations, we must file and register our websites with Beijing AIC and obtain electronic registration marks. We have filed and registered our websites, www.chinaedu.com, www.chinaedu.net and www.prcedu.com with Beijing AIC and obtained electronic registration marks.

Regulations on Broadcasting Audio-Video Programs through the Internet or Other Information Network

The State Administration of Radio, Film and Television, or SARFT, promulgated the Rules for Administration of Broadcasting of Audio-Video Programs through the Internet and Other Information Networks, or the Broadcasting Rules, which became effective on October 11, 2004. The Broadcasting Rules apply to the activities of broadcasting, integration, transmission, downloading of audio-video programs with computers, televisions or mobile phones as the main terminals and through various types of information networks. Pursuant to the Broadcasting Rules, a permit for broadcasting audio-video programs through an information network is required to engage in these Internet broadcasting activities. On April 13, 2005, the State Council announced a policy on private investments in businesses in China that relate to cultural matters, which prohibits private investments in businesses relating to the dissemination of audio-video programs through information networks. As these regulations are relatively new, there are significant uncertainties relating to their interpretation and implementation, including the definition of “audio-video programs” as specified in these regulations. Gotop Electronic, our Chinese affiliated entity engaging in online tutoring services, does not now possess a permit for broadcasting audio-video programs, and we cannot assure you that it will not be required to obtain one in the future.

Regulations on Protection of the Right of Dissemination through Information Networks

On May 18, 2006, the State Council issued the Regulations on Protection of the Right of Dissemination through Information Networks, and they became effective on July 1, 2006. These regulations require that every organization or individual who disseminates a third party’s work, performance, audio or visual recording products to the public through an information network must obtain permission from, and pay compensation to, the copyright owner of these products, unless otherwise provided under relevant laws and regulations. The copyright owner may take technical measures to protect his or her right of dissemination through information networks and any organization or individual may not intentionally evade, destroy or otherwise assist others in evading these protective measures unless permissible under law. These regulations also provide that permission from and compensation for the copyright owner are not required in the event of limited dissemination to teaching or research staff for the purpose of school teaching or scientific research.

We own the copyrights to all of the educational materials of our 101 Online School, and the copyrights to all of the online courses for our university partners’ online degree programs are either owned by us or by collaborative alliances with the university partners. However, users of our BBS for our 101 Online School may post copyrighted materials from time to time, without our prior knowledge. We actively monitor the contents posted on our BBS and will remove any materials that we believe may infringe the copyrights of third parties.

Regulations on Copyright and Trademark Protection

China has adopted legislation governing intellectual property rights, including copyrights and trademarks. China is a signatory to the main international conventions on intellectual property rights and became a member of the Agreement on Trade Related Aspects of Intellectual Property Rights, or TRIPS, upon its accession to the World Trade Organization in December 2001.

Copyright.    The National People’s Congress amended its Copyright Law in 2001 to widen the scope of works and rights that are eligible for copyright protection. The amended Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center.

To address the problem of copyright infringement related to content posted or transmitted over the Internet, the National Copyright Administration and the MII jointly issued the Administrative Measures for Copyright Protection Related to the Internet on April 30, 2005. These measures became effective on May 30, 2005.

We own the copyrights to all of the educational materials of our 101 Online School, and the copyrights to all of the online courses for our university partners’ programs are either owned by us or by our university collaborative alliances.

Trademark.    The Chinese Trademark Law, adopted in 1982 and revised in 2001, protects the proprietary rights to registered trademarks. The Trademark Office, which is under the SAIC, handles trademark registrations and grants a ten-year term to registered trademarks, subject to renewal for another ten years. Trademark license agreements must be filed with the Trademark Office for record. We have registered nine trademarks with the Trademark Office and are in the process of registering additional marks. In addition, if a registered trademark is recognized as a well-known trademark, the proprietary right of the trademark holder may be extended beyond the registered sphere of products and services of the trademark.

On November 5, 2004, the MII amended the Measures for Administration of Domain Names for the Chinese Internet, or the Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the first tier domain name “.cn.” In February 2006, China Internet Network Information Center, or CINIC, issued the Implementing Rules for Domain Name Registration and the Measures on Domain Name Disputes Resolution, pursuant to which CINIC can authorize a domain name dispute resolution institution to decide disputes. We have registered the domain names for our main websites, www.chinaedu.net, www.chinaedu.com and www.prcedu.com, with CINIC. We are also the registered owner of several other domain names such as www.prc-edu.com, www.ecustmde.com, www.edufe.com.cn, www.edufe.net.cn, www.cmjnu.com.cn, www.cmr.com.cn, www.ruc.com.cn, and www.cmr.net.cn. We license certain of our domain names to some of our university partners for them to operate their online degree programs, and some of our university partners are the registered owners of the domain names under which their programs operate.

Limitations on Foreign Ownership of Our Businesses

The Foreign Investment Industry Guidance Catalogue (amended in 2004), the Regulations on Chinese-Foreign Cooperation in Operating School, the Implementation Measures for the Regulations on Sino-Foreign Cooperation in Operating Schools and other applicable laws and regulations limit foreign ownership in entities, or foreign participation in entities, engaging in specified education activities by:

•                  requiring that the foreign party in any Chinese-foreign cooperation in operating schools be a qualified foreign educational institution;

•                  requiring regulatory approval for any Chinese-foreign cooperation in operating schools;

•                  prohibiting foreign investment in schools providing compulsory education (that is, the first grade through the ninth grade, or primary school and junior high school education); and

•                  restricting foreign investment in educational websites.

Moreover, from a practical perspective, the MOE will not approve any foreign investment or participation in online degree education.

Our corporate structure is designed to comply with current regulatory limitations on foreign ownership and participation while engaging in our core business activities. For details, see “—C. Organizational Structure.”

Compliance with Chinese Regulations on the Education Services Industry, Publishing, Internet Activities and Copyrights and Trademarks

In the opinion of our Chinese counsel, Jun He Law Offices, except for the online publication license, the Internet culture business operations license and the license for broadcasting audio-video programs through the Internet discussed above, no consent, approval or license other than those already obtained by our Chinese subsidiaries and affiliates is required under any of the existing laws and regulations of China for our main business and operations as disclosed in this annual report.

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign currency exchange

The principal regulations governing foreign currency exchange in China are the Foreign Currency Administration Regulations (1996), as amended. Under these regulations, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of the Renminbi for capital account items, such as direct investment, loans, repatriation of investment and investment in securities outside China, however, is still subject to SAFE approval.

Dividends paid by a subsidiary to its shareholder are deemed income of the shareholder and are taxable in China. Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), foreign-invested enterprises in China may purchase or remit foreign exchange, subject to a cap approved by the SAFE, for settlement of current account transactions without the approval of the SAFE. Foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, the SAFE and other relevant Chinese governmental authorities.

Dividend distribution

The principal regulations governing distribution of dividends of foreign holding companies include the Foreign Investment Enterprise Law (1986), as amended, and the Administrative Rules under the Foreign Investment Enterprise Law (2001). Under these regulations, foreign investment enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, foreign investment enterprises in China are required to allocate at least 10% of their accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends. Our Chinese subsidiaries, which are all foreign investment enterprises, are restricted from distributing any dividends to us until they have met the requirements set out in these regulations.

Under the current Chinese tax law, dividend payments to foreign investors made by FIEs are exempt from Chinese withholding tax. However, pursuant to the new Chinese enterprise income tax law, which became effective on January 1, 2008, and subsequently issued implementation rules and a related circular, dividends payable by an FIE to its foreign investors are subject to a 10% withholding tax, unless the foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where we are incorporated, does not have a tax treaty with China. Although the new tax law contemplates the possibility of exemptions from withholding taxes for China-sourced income of FIEs, the Chinese tax authorities have not promulgated any related implementation rules and it remains unclear whether we would be able to obtain exemptions from Chinese withholding taxes for dividends distributed to us by our Chinese subsidiaries.

SAFE regulations on overseas investment of Chinese residents and employee stock options

The SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies in October 2005, which became effective in November 2005, and an implementing rule in May 2007, collectively the SAFE Rules. According to the SAFE Rules, Chinese residents, including both legal persons and natural persons and Chinese citizens and foreign citizens who reside in China, are required to register with the SAFE or its local branch before establishing or controlling any company outside China, referred to in the SAFE rules as an “offshore special purpose company,” for the purpose of financing that offshore company with their ownership interests in the assets of or their interests in any Chinese enterprise. In addition, a Chinese resident that is a shareholder of an offshore special purpose company is required to amend its SAFE registration with the local SAFE branch with respect to that offshore special purpose company in connection with the injection of equity interests or assets of a Chinese enterprise in the offshore company or overseas fund raising by the offshore company, or any other material change in the capital of the offshore company, including any increase or decrease of capital, transfer or swap of share, merger, division, long-term equity or debt investment or creation of any security interest. The SAFE Rules apply retroactively. As a result, Chinese residents who have established or acquired control of offshore companies that have made onshore investments in China in the past were required to complete the relevant registration procedures with the competent local SAFE branch. If any resident of China failed to file its SAFE registration for an existing offshore entity, any dividends remitted by the onshore entity to its overseas parent since April 21, 2005 will be considered to be an evasion of foreign exchange purchase rules, and the payment of the dividend will be illegal. As a result of any illegal action of this type, both the onshore entity and its actual controlling person(s) can be fined. In addition, failure to comply with the registration procedures may result in restrictions on the relevant onshore entity, including prohibitions on the payment of dividends and other distributions to its offshore parent or affiliate and capital inflow from the offshore entity. Chinese resident shareholders of the offshore entity may also be subject to penalties under Chinese foreign exchange administration regulations.

We have asked our shareholders and beneficial owners who are Chinese residents to make the necessary applications and filings as required under Notice 75 and other related rules. However, due to uncertainty concerning the reconciliation of Notice 75 with other approval or registration requirements, it remains unclear how Notice 75, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We will attempt to comply, and attempt to ensure that our shareholders and beneficial owners who are subject to these rules comply, with the relevant requirements. However, we cannot provide any assurances that all of our shareholders and beneficial owners who are Chinese residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by Notice 75 or other related rules. In addition, certain of the holders of options to purchase our ordinary shares are Chinese residents. Our Chinese counsel, Jun He Law Offices, has advised us that it is unclear under the SAFE Rules whether these option holders would be deemed to be beneficial owners of our company for the purposes of these rules as a result of holding these options. We are currently in the process of confirming the beneficial ownership status of these option holders with the SAFE. The failure or inability of our Chinese resident shareholders or beneficial owners to register with the SAFE in a timely manner pursuant to the SAFE Rules, or the failure or inability of any future Chinese resident shareholders or beneficial owners to make any required SAFE registration or comply with other requirements under the SAFE Rules may subject these shareholders or beneficial owners to fines or other sanctions and may also limit our ability to contribute additional capital into or provide loans to our Chinese subsidiaries, limit our Chinese subsidiaries’ ability to pay dividends to us, repay shareholder loans or otherwise distribute profits or proceeds from any reduction in capital, share transfer or liquidation to us, or otherwise adversely affect us.

On March 28, 2007, SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Option Holding Plan or Stock Option Plan of Overseas Listed Company, or the Stock Option Rule. The purpose of the Stock Option Rule is to regulate foreign exchange administration of Chinese citizens who participate in employee stock holding plans and stock option plans of offshore listed companies. According to the Stock Option Rule, if a Chinese citizen participates in any employee stock holding plan or stock option plan of an offshore listed company, a Chinese domestic agent or the Chinese subsidiary of the offshore listed company is required to file, on behalf of the individual, an application with the SAFE to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with stock holding or stock option exercises. This restriction exists because a Chinese citizen may not directly use offshore funds to purchase stock or exercise stock options. Concurrent with the filing of the required application with the SAFE, the Chinese domestic agent or the Chinese subsidiary must obtain approval from the SAFE to open a special foreign exchange account at a Chinese domestic bank to hold the funds required in connection with the stock purchase or option exercise, any returned principal profits upon sales of stock, any dividends issued on the stock and any other income or expenditures approved by the SAFE. The Chinese domestic agent or the Chinese subsidiary also is required to obtain approval from the SAFE to open an offshore special foreign exchange account at an offshore trust bank to hold offshore funds used in connection with any employee stock holding plans.

All proceeds obtained by a Chinese citizen from dividends acquired from the offshore listed company through employee stock holding plans or stock option plans, or sales of the offshore listed company’s stock acquired through other methods, must be remitted back to China after relevant offshore expenses are deducted. The foreign exchange proceeds from these sales can be converted into Renminbi or transferred to the individuals’ foreign exchange savings account after the proceeds have been remitted back to the special foreign exchange account opened at a Chinese bank. If stock options are exercised in a cashless exercise, the Chinese individuals exercising them are required to remit the proceeds to the special foreign exchange account. Although the Stock Option Rule has been promulgated recently and many issues require further interpretation, we and our Chinese employees who have been granted stock options will be subject to the Stock Option Rule when our company becomes an offshore listed company. If we or our Chinese employees fail to comply with the Stock Option Rule, we and/or our Chinese employees may face sanctions imposed by foreign exchange authority or any other Chinese government authorities.

Regulation of Merger and Acquisitions of Domestic Enterprises by Foreign Investors

On August 8, 2006, six Chinese regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC, and the SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. Under the New M&A Rule, equity or asset purchases from, and mergers and acquisitions of, Chinese enterprises by foreign investors will be subject to the approval from the Ministry of Commerce. This regulation also includes provisions that require special purpose companies formed for purposes of offshore listing of equity interests in Chinese companies to obtain the approval of the CSRC prior to the listing and trading of their securities on any offshore stock exchange. As defined in the New M&A Rule, a special purpose vehicle is an offshore company that is, directly or indirectly, established or controlled by Chinese entities or individuals for the purposes of an overseas listing.

On September 21, 2006, the CSRC published on its website procedures regarding its approval of offshore listings by special purpose vehicles. These procedures require the filing of a number of documents with the CSRC and it would take several months to complete the approval process. The application of the New M&A Rule with respect to offshore listings of special purpose companies remains unclear with no consensus currently existing among leading Chinese law firms regarding the scope of the applicability of the CSRC approval requirement.

In connection with our initial public offering, our Chinese counsel, Jun He Law Offices advised us that, based on the their understanding of Chinese laws, regulations and rules, including the New M&A Rule and the CSRC procedures announced on September 21, 2006:

•                  Since we had not engaged in any merger or acquisition after the effectiveness of the New M&A Rule, this regulation did not require us to submit an application to the CSRC for its approval prior to the issuance and sale of our ADSs, or the listing and trading of our ADSs on the Nasdaq Global Market; and

•                  The issuance, sale, listing and trading of our ADSs in connection with our initial public offering did not conflict with or violate this new regulation.

C.  Organizational Structure

Overview

We were incorporated as an exempted company in the Cayman Islands with limited liability in 1999. We are a holding company, and we conduct our business primarily through our subsidiaries and Chinese affiliated entities incorporated in China. Chinese laws and regulations limit the ability of foreign-owned entities to participate in the education and telecommunication sectors in China. Our corporate structure is designed to comply with current Chinese limitations on foreign ownership of, and participation in, companies operating in the education and telecommunication sectors in China. For a discussion of these restrictions see “—B. Business Overview—Regulation—Limitations on Foreign Ownership of Our Businesses” and “Item 3. Key Information—D. Risk Factors—Risks Related to China’s Regulation of the Education and Telecommunication Sectors and Our Corporate Structure.”

Our Corporate Structure and Contractual Arrangements

Our primary business is to provide comprehensive services to the online degree programs of leading Chinese universities. We conduct this business and our international curriculum program business through our three Chinese subsidiaries, except for two online degree programs that are serviced through one of our Chinese affiliated entities. Due to restrictions on the foreign ownership and operation of our online tutoring business and our private primary and secondary school business, we conduct these businesses through arrangements with our Chinese affiliated entities. We do not have a direct ownership interest in, and are not obligated to absorb the losses of, our Chinese affiliated entities, but we direct these companies’ business affairs and receive substantially all of the economic benefits of their businesses through our contractual arrangements. In 2007, 89.0% of our net revenue was derived from businesses conducted by our three principal Chinese subsidiaries.

Our principal subsidiaries in China are:

•                  Beijing Hongcheng Liye Technology Co., Ltd, or Hongcheng Liye, our wholly owned subsidiary, which has established collaborative alliances with four Chinese universities to provide services to the universities for the establishment, operation, and expansion of their online degree programs. These collaborative alliances are majority owned subsidiaries of Hongcheng Liye. Hongcheng Liye’s collaborative alliance partners for online degree programs are Beijing Language and Culture University, China Agricultural University, Dongbei University of Finance and Economics and Central University of Finance and Economics. Our service revenue from these four universities in aggregate accounted for 34.7% of our net revenue in 2007. Hongcheng Liye also provides our learning-based products and services, which include our English language training, online tutoring programs and post-secondary vocational educational programs;

•                  Hongcheng Technology Development Co., Ltd., or Hongcheng Technology, our wholly owned subsidiary, which has established a collaborative alliance with Chongqing University to provide services to that university for the establishment, operation, and expansion of its online degree program. Hongcheng Technology also provides services to two other universities, Jiangnan University and Nanjing University, for their online degree programs. Our service revenue from these three universities in aggregate accounted for 14.1% of our net revenue in 2007. Hongcheng Technology also operates our learning center in Beijing, which was established in August 2007. Under the provisional approval granted to Hongcheng Technology by the MOE to operate learning centers, Hongcheng Technology may establish and operate nine other learning centers in Beijing, Shanghai, Jiangsu and Zhejiang for a trial period of up to 18-months; and

•                  CMR Web Learning Co., Ltd., or CMR Web, our 70 percent-owned subsidiary, which has established a collaborative alliance with Renmin University of China to provide services to Renmin University of China for the establishment, operation, and expansion of its online degree program. The remaining 30% of CMR Web is owned by Rendashiji Technology Development Co., Ltd., a wholly owned subsidiary of Renmin University of China. Our service revenue from Renmin University of China accounted for 21.1% of our net revenue in 2007.

Our Chinese affiliated entities are:

•                  Beijing Hongcheng Education Technology Co., Ltd., or Hongcheng Education, through which we own and operate three private primary and secondary schools and provide services to Lanzhou University and East China University of Science and Technology for their online degree programs. Our service revenue from these online degree programs in aggregate accounted for 11.8% of our net revenue in 2007; and

•                  Xiandai Xingye Network Technology Co., Ltd., or Xiandai Technology, and its subsidiary, Gotop Electronic, which hold the ICP licenses for the operation of our websites, www.chinaedu.net and www.prcedu.com, and www.chinaedu.com, respectively.

The following diagram illustrates our corporate structure as of December 31, 2007.

(1) Rendashiji Technology Development Co., Ltd., a wholly-owned subsidary of Renmin University, owns the remaining 30% of CMR Web.

We have been, and expect to continue to be, dependent on our Chinese subsidiaries and Chinese affiliated entities to conduct our core businesses in China. Through one of our subsidiaries, we have entered into a series of contractual arrangements with our Chinese affiliated entities and their shareholders that are intended to provide us with the control over, and the economic benefits enjoyed by, these Chinese affiliated entities. Pursuant to the terms of these contractual arrangements:

•                  we effectively control our Chinese affiliated entities and their respective subsidiaries;

•                  substantially all of the economic benefits of our Chinese affiliated entities are transferred to us; and

•                  our Chinese subsidiaries or their respective designees have an exclusive option to purchase all or substantially all of the equity interests in our Chinese affiliated entities, to the extent permitted by Chinese law.

Technical Consulting and Services Agreements.    Through our wholly-owned subsidiary Hongcheng Technology, we have entered into exclusive technical consulting and service agreements with each of Hongcheng Education and Xiandai Technology. Each of these consulting and service agreements has an initial term of ten years and will be automatically renewed for successive periods of ten years thereafter, unless Hongcheng Technology provides written notice to the other party prior to the expiration of the then current term of its election not to renew the agreement. Under the agreement with Hongcheng Education, Hongcheng Technology provides courseware and product development services, website design services, maintenance and security services, employee training services and any other services that may be agreed upon by the parties. Under the agreement with Xiandai Technology, Hongcheng Technology provides network technology development services, website design services, maintenance and security services and employee training services, as well as any other services that may be agreed upon by the parties. Under each of these agreements the fees payable to Hongcheng Technology are based on the gross revenue of the service recipient and are paid once annually within 30 days of the year-end.

We operate three private primary and secondary schools through Hongcheng Education, and have entered into a series of agreements with the shareholders of Hongcheng Education, Mr. Changqing Xie, one of our officers, and Mr. Xueshan Yang, one of our former directors, to maintain effective control over Hongcheng Education. Currently, Mr. Xie and Mr. Yang hold 72% and 28%, respectively, of the equity interest in Hongcheng Education.

We have also entered into a series of agreements with the shareholders of Xiandai Technology, our former directors Mr. Gongquan Wang and Mr. Xueshan Yang, to maintain effective control over Xiandai Technology. Currently, Mr. Wang and Mr. Yang each hold 50% of the equity interest of Xiandai Technology.

Loan Agreements.    In 2005, we loaned approximately $4.8 million to Mr. Xie and approximately $1.8 million to Mr. Yang to fund the registered capital requirements of Hongcheng Education. The terms of these loans are 20 years and may be extended with the consent of the parties. To the extent permitted by Chinese law, each loan may be repaid only by the transfer by Mr. Xie or Mr. Yang of his equity interests in Hongcheng Education to us or our designee. Mr. Xie and Mr. Yang each have granted us the right to appoint all directors to the board of Hongcheng Education, a right that they otherwise would be entitled to as shareholders.

Similarly, Hongcheng Technology entered into loan agreements with Mr. Wang and Mr. Yang under which Hongcheng Technology loaned them each RMB0.3 million to fund the registered capital requirements of Xiandai Technology. The terms of the loans are 20 years and may be extended with the consent of the parties. To the extent permitted by Chinese law, each loan may be repaid only by the transfer by Mr. Wang or Mr. Yang of his equity interests in Xiandai Technology to Hongcheng Technology or its designee. Mr. Wang and Mr. Yang each have granted Hongcheng Technology the right to appoint all directors to the board of Xiandai Technology, a right that they otherwise would be entitled to as shareholders.

Shareholder Voting Rights Entrustment Agreements.    In connection with the Hongcheng Education loan agreements described above, in 2005, Mr. Xie and Mr. Yang entered into shareholder voting rights entrustment agreements with Hongcheng Technology. Pursuant to these agreements, Mr. Xie and Mr. Yang each irrevocably entrusted Hongcheng Technology with the right to act as their proxy and vote all of their shares in Hongcheng Education. Each of these agreements will remain effective as long as Mr. Xie or Mr. Yang remains a shareholder in Hongcheng Education.

Similarly, in connection with the Xiandai Technology loans described above, in 2005, Mr. Wang and Mr. Yang entered into shareholder voting rights entrustment agreements with Hongcheng Technology. Pursuant to these agreements, Mr. Wang and Mr. Yang irrevocably entrusted Hongcheng Technology with the right to act as their proxy and vote all of their shares in Xiandai Technology. Each of these agreements will remain effective as long as Mr. Wang or Mr. Yang remains a shareholder in Xiandai Technology.

Call Option Agreements.    Mr. Xie and Mr. Yang each entered into call option agreements with Hongcheng Technology in 2005. Pursuant to these agreements, Mr. Xie and Mr. Yang each granted irrevocable options to purchase all of their respective equity interests in Hongcheng Education to Hongcheng Technology at the lowest price permitted under applicable Chinese laws.

Similarly, Mr. Wang and Mr. Yang each entered into call option agreements with Hongcheng Technology under which Mr. Wang and Mr. Yang each granted to Hongcheng Technology or its designee irrevocable options to purchase all of their respective equity interests in Xiandai Technology at the lowest price permitted under applicable Chinese laws.

Equity Pledge Agreements and Powers of Attorney.    As security for their obligations under their call option agreements and shareholder voting rights entrustment agreements with Hongcheng Technology and Hongcheng Education’s obligations under the technical consulting and services agreement with Hongcheng Technology, in 2005, Mr. Xie and Mr. Yang entered into equity pledge agreements with Hongcheng Education to pledge all of their equity interests in Hongcheng Education and all distributions arising from those interests to Hongcheng Technology.

Similarly, in 2005, Mr. Wang and Mr. Yang entered into equity pledge agreements with Xiandai Technology to pledge all of their equity interests in Xiandai Technology and all distributions arising from those interests to Hongcheng Technology, as security for their obligations under their call option agreements and shareholder voting rights entrustment agreements with Hongcheng Technology and Xiandai Technology’s obligations under the technical consulting and services agreement with Hongcheng Technology.

Our Significant Subsidiaries

A summary of our subsidiaries and variable interest entities as of December 31, 2007 is as follows:

Name of subsidiaries:	Date of incorporation or establishment	Percentage of ownership	Principal activities
CMR Web-learning Co., Ltd. (“CMR Web”)	July 29, 1999	70%	Online degree program
Beijing Hongcheng Liye Technology Co., Ltd. (“Hongcheng Liye”)	April 15, 2003	100%	Online degree program
Beijing Beiyuda Education Technology Co., Ltd. (“Beiyuda”)	September 26, 2006	51%	Online degree program
Dalian Dongcai Technology Co., Ltd. (“Dongcai”)	June 4, 2003	70%	Online degree program
Zhong Nongda Networks Development Co., Ltd. (“Zhongnongda Networks”)	October 30, 2001	55%	Online degree program

Name of subsidiaries:	Date of incorporation or establishment	Percentage of ownership	Principal activities
Beijing WITT Education Consultant Management Co., Ltd. (“WITT Education”)	July 4, 2003	100%	International curriculum program
Beijing WITT Science Co., Ltd. (“WITT Science”)	December 26, 2005	100%	International curriculum program
Beijing BCIT Science and Education Management Consulting Limited (“Beijing BCIT”) (PRC)	January 13, 2005	100%	International curriculum program
Beijing Xuezhi Times Education Science Co., Ltd. (“Beijing Xuezhi”)	October 18, 2001	80%*	Online tutoring
Beijing Gotop Education Co., Ltd. (“Gotop Hongcheng”)	December 26, 2005	80%*	Online tutoring
Tianjin Gaotuo Hongcheng Education Technology Co., Ltd. (“Tianjin Gaotuo Hongcheng”)	June 26, 2006	100%	Online tutoring
Beijing Distance Education Technology Co., Ltd. (“Yuancheng Education”)	March 31, 2006	61%	Online tutoring
Hongcheng Technology Development Co., Ltd. (“Hongcheng Technology”)	July 31, 2000	100%	Online degree program
Chongqing Chongda Yuanxing Co., Ltd. (“Chongda”)	December 24, 2003	51%	Online degree program
Beijing BCIT Science and Education Management Consulting Limited (BVI) (“BJ- BCIT”)	February 10, 2006	100%	International curriculum program
BJ—WITT EDU MAN. LTD. (BVI) (“BJ—WITT”)	July 4, 2003	100%	International curriculum program
Xiandai Xingye Network Technology Co., Ltd. (“Xiandai Technology”)	November 7, 2000	N/A (1)	Provision of internet content
Beijing Gotop Electronic Science Co., Ltd. (“Gotop Electronic”)	November 29, 1995	80%*	Provision of internet content
Tianjin Gotop Electric Science Co., Ltd. (“Tianjin 101”)	January 27, 2001	80%*	Online tutoring
Beijing Hongcheng Education Technology Co., Ltd. (“Hongcheng Education”)	March 7, 2005	N/A (1)	Private primary and secondary schools
Jingzhou Tianchang Investment Co., Ltd. (“Tianchang”)	September 6, 2005	72.5%	Private primary and secondary schools
Jingzhou Middle School South Campus (“South Campus”)	December 28, 2005	54%	Private primary and secondary schools
Pingdingshan Wellent Bilingual School (“Pingdingshan”)	September 3, 2002	100%	Private primary and secondary schools
Anqing Foreign Language Middle School (“Anqing Foreign Language”)	August 2, 2004	100%	Private primary and secondary schools
Beijing Mingdaoyuan Technology Co., Ltd (“Zhongcai”)	March 27, 2007	51%	Online degree program

* In March 2008, we entered into a definitive agreement to acquire the remaining 20% equity interest in Gotop Electronic, our Chinese affiliated entity that operates our 101 Online School, which acquisition was completed in May 2008.

(1) PRC regulations currently limit foreign ownership of entities that provide Internet content and engage in primary and junior high school education. To comply with PRC laws and regulations, the Company provides such services in China through its variable interest entities, Xiandai Technology, Hongcheng Education and their subsidiaries.

D. Property, Plants and Equipment

Our principal executive office is located at 4th Floor-A, GeHua Building, No. 1 QinglongHutong, Dongcheng District, Beijing, 100007, People’s Republic of China, where we own approximately 3,450 square meters. We also lease or own other operating space in Beijing, Shanghai, Wuxi, Chongqing and Dalian. Each of our three schools, Pingdingshan School, Anqing School and Jingzhou School (Southern Campus), have associated properties that we own or lease. The Anqing School plans to build additional space when it receives regulatory approval. Other than Anqing School, we believe that our existing facilities, together with the facilities under construction, are adequate for our current and foreseeable future operations.

We recently undertook a capital improvements program involving the Anqing School. The renovations and improvements include, or will include, a new campus to accommodate larger student populations and general facility upgrades. We are also in the process of building a new campus for the Jingzhou School (Southern Campus), which will be owned and operated by us. We spent a total of RMB9.3 million in 2005, RMB21.0 million in 2006 and RMB27.4 million ($3.8 million) in 2007 on these schools. As of December 31, 2007, we had capital commitments totaling RMB141.4 million ($19.4 million) for the expansion of the Anqing School and the Jingzhou School (Southern Campus), and our capital commitment for the ongoing construction in progress was RMB19.8 million ($2.7 million) at December 31, 2007.

The following table lists the properties that we owned or leased as of December 31, 2007:

Property Address	Use of Property	Owned/Leased	Approximate Size (m2)
Suite 501, Tower A, Jin Feng He Office Building,
No. 8 Xinjiekouwai Dajie, Beijing	Office	Leased	56
Suite 416-2, F4, Tower C, Hui Long Sem
International Enterprise Technology Park, Beijing
Economic and Technology Zone, 18 South West
Ring Road, Beijing	Office	Leased	50
R1201-1210, F12, Capital Time Square, Beijing	Office	Leased	1,952
R1202, F12, Capital Time Square, Beijing	Office	Subleased
R1205, 1209, F12, Capital Time Square, Beijing	Office	Subleased	421
Suite 205, F2, Tower B, Hui Long Sem
International Enterprise Hatch Park, Beijing
Economic and Technology Zone, No. 14 Zhong
He Jie, Beijing	Office	Leased	68
Suite 2, 17 F, Renda Technology and Education
Centre, No. 59, Zhongguancun Dajie, Haidian
District, Beijing	Office	Leased	177
Qingshanwan Rest House, Wuxi, Jiangsu	Office	Leased	45
F2, Gao’na Building, No. 107 Gao’an Road,
Shanghai	Office	Leased	30
R303, No. 1 Suite, No. 2 Building,
Shangdijiayuan, Beijing	Office	Leased	126
Suite 9, 16 F, Renda Technology and
Education Centre, No. 59, Zhongguancun Dajie,
Haidian District, Beijing	Office	Leased	100
R 809, Tower C, No. 9, Shangdi Sanjie,
Haidian District, Beijing	Office	Leased	90
RA-417, No. 10, Xinghuo Road, Science Town,
Fengtai District, Beijing	Office	Leased	11
F1, F2, Jingzhou Procuratorate Rest House, Jingzhou, Hubei	Office	Leased	500
F4, No. 83, Shabei Street, Technology Square, Chongqing	Office	Leased	630
Northeast corner, Cross of Qingyuan Road and Qianjiang Road, Anqing, Anhui	School	Owned	159,119
No. 22, Guanyuemiao Street, Anqing, Anhui(1)	School	Leased	8,864
Northwest corner, Cross of Nanhuan Road and Yingdu Road, Jingzhou, Hubei	School	Owned	191,865
C809, C810, C811, C812, Tower C, No. 9, Shangdi Sanjie, Haidian District, Beijing	Office	Owned	1,349

R3, F2, No.2-3, Qixianling Xuezijie, Gaoxinyuan District, Dalian, Liaoning	Office	Owned	413
Headquarters—4th Floor-A, GeHua Building, No. 1 QinglongHutong, Dongcheng District, Beijing	Office	Owned	3,450

(1) In addition to the owned property, Anqing school pays user fees to the Fourth Middle School of Anqing for certain state-owned campus facilities it uses.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

A.           Operating Results

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report on Form 20-F. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report on Form 20-F.

Overview

We are a leading educational service provider in China. Our primary business is to provide comprehensive services to the online degree programs of leading Chinese universities. Our services for online degree programs include academic program development, technology services, enrollment marketing, student support services and finance operations. We also operate private primary and secondary schools, market and support international post-secondary and English language curriculum programs to established learning institutions, and offer online interactive tutoring services to primary and secondary school students. We believe we are the largest service provider to online degree programs in China in terms of the number of higher education institutions that we serve and the number of student enrollments that we support. In 2007, the largest online degree program that we service, Renmin University of China, was named the largest online degree program in China in terms of student enrollment numbers by Xuexigang.com and Chinaonlineedu.com, two online education and distance learning websites. In addition, in 2006, we were ranked among the top ten education brands in China by the Sina.com Survey, based on online voting and evaluations by industry experts and media professionals. This survey also ranked the online degree programs of three of our university partners among the top ten online degree programs in China, based on online voting and evaluations by industry experts and media professionals.

We currently have strategic relationships with 12 universities, 10 of which are under long-term, exclusive contracts that vary from eight to 50 years in length. Nine of these universities currently operate online degree programs and the three additional universities are awaiting regulatory approval to start their programs. As of December 31, 2007, approximately 192,000 students were registered in the online degree programs that we service through these relationships. These online degree programs are marketed under the brand names of leading universities in China, which allows us to benefit from the significant brand equity that these higher education institutions have established. Ten of our university partners have been included in the Chinese government’s 211 Program, which is a program to promote and develop the leading 100 Chinese universities into world-class institutions.

Our business has experienced significant growth since its inception in 1999. This growth has been driven by the increased number of universities that we serve, the increased enrollment of the online degree programs of our university partners, and our expansion into other education-related lines of business. We generate our revenue from service fees and tuition payments derived from students who are enrolled in, or served by, our businesses. As of December 31, 2007, we were providing services to online degree programs that in aggregate had approximately 192,000 registered students and we were serving approximately 44,000 students in our other businesses. Our net revenue increased from RMB100.9 million in 2004 to RMB126.4 million in 2005, RMB213.5 million in 2006 and RMB265.0 million ($36.3 million) in 2007, representing a compound annual growth rate, or CAGR, of 38%. Our income from operations declined from RMB 22.3million in 2004 to RMB11.2 million in 2005, but increased to RMB57.2 million in 2006. Our income from operations decreased by 29.6% from RMB57.2 million in the year ended December 31, 2006 to RMB40.3 million ($5.5 million) for the year ended December 31, 2007. Our net income attributable to ordinary shareholders improved from a net loss of RMB4.0 million in 2004 and a net loss of RMB2.9 million in 2005 to a net income of RMB25.5 million in 2006 and a net income of RMB2.5 million ($0.3 million) in 2007. Our net income attributable to ordinary shareholders declined from RMB25.5 million for the year ended December 31, 2006 to a net income of RMB2.5 million ($0.3 million) for the year ended December 31, 2007. This decline was primarily due to a goodwill impairment loss of RMB16.2 million for the year ended December 31, 2007, and a higher income tax provision booked for the year ended December 31, 2007 as compared with the year ended December 31, 2006, as a result of uncertainties regarding the future status of our Chinese subsidiaries and Chinese affiliated entities under the new tax law, which became effective on January 1, 2008. See “—Taxation” in this annual report. Net revenue from our online degree programs contributed 100%, 78.0%, 73.5% and 76.3% of our net revenue for the years ended December 31, 2004, 2005, 2006 and 2007, respectively.

General Factors Affecting Our Results of Operations

We have benefited greatly from the rapid growth of the Chinese education market. This growth has been driven by several factors, including favorable demographic trends, overall economic growth and the increase in per capita income, the imbalance between supply and demand for traditional post-secondary education, the emphasis that Chinese culture places on higher education and the growing number of Internet users, especially those with broadband access. China’s accelerating integration into the global economy is providing increasing career opportunities for those with post-secondary qualifications, particularly those with English proficiency. These factors have led to significant increases in education spending in China and in the number of people interested in obtaining post-secondary education, including through online degree programs and other forms of private education services. We anticipate that the Chinese education market will continue to grow, including the demand for post-secondary degree programs that can be delivered online. However, any adverse changes in the economic conditions in China may adversely affect the demand for post-secondary degree programs, and regulatory changes could adversely affect the ability of companies such as ours to service this market.

Specific Factors Affecting Our Results of Operations

While the general factors affecting the Chinese education market influence us, we believe that company specific and regulatory factors more directly affect our business. Company specific factors include the number of online degree programs we service, the number of registered students and the number of revenue students in the programs that we service, the amount of tuition fees these programs can charge, the amount of fees that we can derive from tuition fees collected by these programs, the amount of expenses paid by our university partners for their online degree programs, particularly fees they pay to learning centers, and our cost of revenue and operating expenses. Because the online degree programs that we service, which constitute our largest business segment, are operated by our university partners to whom we provide services, the number of student enrollments, the number of revenue students and tuition fees, are largely driven by the demand for the course offerings and recruitment efforts of our partners. We do, however, provide a technology and service platform that helps drive enrollment through the quality of the course offerings and we assist in enrollment marketing for the university programs.

Regulatory factors include the number of additional universities that may be authorized by the MOE to offer online degree programs, the timing of any such approvals by the MOE, regulations related to student recruiting activities, whether our establishment of particular learning centers, which have been approved by the MOE, may be delayed or restricted by local authorities, and whether the MOE will approve and facilitate future cooperative arrangements between Chinese and foreign educational institutions. In addition, the tuition fees for all the programs we provide services to, as well as the tuition fees for our private schools, are subject to direct regulation by China’s price control authorities. Furthermore, any increase in the tax rates applicable to, or the loss of preferential tax treatments enjoyed by, our Chinese subsidiaries and Chinese affiliated entities as a result of changes in Chinese tax laws will adversely affect our results of operations. See “—Taxation.”

We expect to expand the penetration of our online degree program services by increasing the number of universities that use our online degree program services. We believe that our ability to attract additional partners will be driven principally by the continued strengthening of our brand name and reputation and our development of new services. We are actively targeting other universities to become our partners for their online education programs. The targeted universities include both those already offering online degree programs and those planning to offer online degree programs.

We also plan to increase total student enrollment and revenue student numbers in the online degree programs we service by assisting our partners in recruiting more students and expanding their course offerings.

A significant factor affecting the results of our online degree program segment is the fees that our university partners are required to pay to independent learning centers. The learning centers play an important role in the recruitment of students and provide other student guidance and testing services for online degree programs. The share of tuition revenue that we receive, through the collaborative alliances with our university partners, is after the payment of fees to learning center. As a result, an increase in the portion of tuition fees paid to the learning centers will result in a decrease in the portion of tuition fees that we receive as revenue. The portion of tuition fees payable to learning centers has been increasing. In 2007, our university partners paid fees to independent learning centers in amounts ranging from 23% to 56% of the gross tuition revenues received by their online degree programs. In 2004, 2005, 2006 and 2007, the portion of gross tuition fees that our university partners in aggregate paid to independent learning centers was approximately 30%, 39%, 39% and 40%, respectively. This increase was attributable mainly to increases in demand by universities for services provided by a limited number of learning centers. We believe, however, that the competitive pressure for universities to secure the services of learning centers may be relieved somewhat by the recent approvals by the MOE to permit three new operators, including us, to establish national networks of learning centers. There can be no assurance, however, that the amounts payable to independent learning centers, as a portion of gross tuition fees, will not continue to increase.

To strengthen our ability to assist our university partners to recruit students and improve student service quality, we are building a network of learning centers, initially in key cities and, if regulatory approval is obtained, across China. We anticipate that if we are successful in building a national network of learning centers, we will be able to significantly enhance our brand recognition and increase access to potential students for online degree programs. In February 2007, we received provisional approval from the MOE to operate 10 learning centers in selected cities and provinces in China for a trial period of up to 18-months. According to Distance Education in China, a magazine under the administration of the MOE, in May 2007, we were one of only three entities that have been given this approval by the MOE to operate learning centers in multiple provinces in China. In August 2007, we opened one learning center in Beijing and entered into agreements with three universities to provide recruiting services for their online degree programs for the 2007-2008 academic year. In addition, we opened our other nine learning centers during the first quarter of 2008.

The results of operations of our international curriculum programs will depend significantly on the number of schools and students enrolled in these programs and the amount per student that we receive. Due to recent developments, we expect the future results for our international curriculum programs to be adversely affected. Our net revenue from our FEC program has been below our previous expectations as a result of lower student numbers and lower per student amounts payable to us under our contractual arrangements with participating schools. These developments are the result of increased competition, increased bargaining power of the schools participating in the program and our expansion of the program into less affluent areas of China, where tuition fees tend to be lower. In addition to these developments, in April 2007, the MOE issued a circular directing provincial governments generally to suspend the approval of any new Chinese-foreign cooperative polytechnic educational programs until the end of 2008. As a result, our BCIT program has not been able to contract new schools for the program and we do not expect it to until at least 2009. Because of these factors, we expect the future financial results for our international curriculum programs to be adversely affected.

The results of operations of our private primary and secondary schools will depend significantly upon our ability to timely complete the construction of our Anqing School and Jingzhou School (Southern Campus). We plan to complete the construction of the new campus of Anqing School in 2008 and of Jingzhou School (Southern Campus) in 2009, with student recruitment commencing prior to completion of construction. We have experienced delays in completing the Anqing School (which is expected to be completed by the end of the third quarter of 2008), and the Jingzhou School (Southern Campus), which will adversely affect our results of operations in 2008. In addition our results of operations in 2009 may be adversely affected if we are delayed in completing construction of the Jingzhou School (Southern Campus). To ensure long term success of our three private primary and secondary schools, we must recruit and retain high quality teachers and school management personnel, and we must be able to successfully recruit students who are able to afford the relatively higher tuition fees charged by our schools.

The future results of operations of our online tutoring services will depend significantly upon our ability to increase awareness of our online tutoring program, to improve effectiveness and efficiency of our sales channel and to develop new products and services to further enhance the learning experience of existing students and attract new students.

Our cost of revenue and operating costs principally consist of the salaries, academic program development costs, rent, marketing expenses, administrative costs and, to a lesser extent, depreciation and amortization costs relating to our growing business. If we are successful in building a national network of learning centers, we expect that our salaries, rent, advertising and marketing costs will increase.

We have formed collaborative alliances with six of our university online degree partners to establish long-term relationships with these universities and to create economic incentives for our university partners. Under these arrangements, we receive a share of the tuition fees collected by our online degree program partners in the form of service fees derived from servicing these online degree programs. We believe that, in comparison with our partner relationships structured as contractual arrangements, our collaborative alliance structures can increase our profitability from these programs if they grow and perform well, although they also can cause us to be less profitable if the operating results of these programs decline.

Revenue

In the fiscal years ended December 31, 2004, 2005, 2006 and 2007, we generated net revenue of  RMB100.9 million, RMB126.4 million, RMB213.5 million and RMB265.0 million ($36.3 million), respectively, representing a CAGR of 38%. In the years ended December 31, 2006 and 2007, we generated net revenue of RMB213.5 million and RMB265.0 million ($36.3 million), respectively, representing an increase of 24.1% over such period. Our revenue is net of Chinese business taxes and related surcharges. Our net revenue from servicing the online degree programs is net of certain expenses paid by our university partners relating to their online degree programs, including fees they pay to learning centers, and any tuition refunds paid by our university partners to students. For the years ended December 31, 2004, 2005, 2006 and 2007, the percentage of gross tuition fees paid by our university partners to learning centers was 30%, 39%, 39% and 40%, respectively.

Until 2005, we derived all of our revenue from the provision of services to online degree programs of universities in China. In 2005, we added three new lines of business (online tutoring, private primary and secondary schools and our FEC program), and in 2006 we added our BCIT program. The revenue from these programs is driven by the number of participating universities or schools, the number of revenue students and the fees charged for each student.

A significant portion of our revenue is derived from a small number of our customers. For the years ended December 31, 2004, 2005, 2006, and 2007, 87.7%, 71.4%, 67.3% and 68.2%, respectively, of our net revenue was derived from services to our five largest customers. Our three largest customers, Renmin University of China, China Agricultural University and Dongbei University of Finance and Economics, accounted for 17.8%, 18.6% and 15.2%, respectively, of our net revenue for the year ended December 31, 2006 and 21.1%, 17.3% and 14.0%, respectively, of our net revenue for the year ended December 31, 2007.

Segment Information

We operate through four reporting segments that offer distinct educational services: online degree programs, international curriculum programs, online tutoring and private primary and secondary schools. The international curriculum program segment includes both English language programs and international polytechnic curriculum programs.

The following table sets forth the net revenue for each segment and as a percentage of net revenue for the periods indicated.

	Years ended December 31,
	2005		2006		2007
	RMB	% of net revenue	RMB	% of net revenue	RMB	$	% of net revenue
	(In thousands, except percentages)
Net revenue:
Online degree programs	98,527	78.0%	156,845	73.5%	202,185	27,718	76.3%
International curriculum program	4,854	3.8%	28,428	13.3%	31,434	4,309	11.9%
Online tutoring programs	14,390	11.4%	17,384	8.1%	18,013	2,469	6.8%
Private primary and secondary schools	8,591	6.8%	10,874	5.1%	13,356	1,831	5.0%
Total	126,362	100.0%	213,531	100.0%	264,988	36,327	100.0%

Online degree program revenue.    We generate our online degree program revenue through various collaborative alliances and contractual arrangements with universities in China. We expect that we will continue to earn the substantial majority of our revenue and profits from this segment. Through collaborative alliances and other revenue-sharing arrangements, we provide a comprehensive service platform to our university customers, including academic program development, technology services, enrollment marketing, student support services and finance operations. We first launched our services to the Renmin University of China online degree program with 400 students registered in 1999. We currently provide services to nine universities (with three additional universities awaiting regulatory approval), five of which are structured as collaborative alliances and four of which are structured as contractual service arrangements. Our collaborative alliances and service arrangements are based on long-term contracts that vary from eight years to 50 years.

As of December 31, 2007, our university partners had, in the aggregate, approximately 192,000 revenue students. Our service fees are determined by the agreements we have with each university, as well as the terms of the agreements that each university negotiates annually with the learning centers that provide certain essential services to students for their online degree programs. University online degree programs generally require students to prepay tuition fees for a set number of courses at the outset of their enrollment. The prepaid tuition fees may cover courses to be taken by the students beyond the particular six-month semester in which the fees are paid and may cover courses to be taken over a period of one year or longer. Under our service contracts with the universities, our service fees for each semester are calculated based upon on a share of actual cash tuition received by the university for such semester, including tuition pre-payments for courses to be taken in the future, after deducting certain expenses of the university for such semester, which consist of service fees paid to learning centers as well as any tuition refunds due to students and administrative expenses. We provide technology and support services to our university partners’ online degree programs rather than directly to students. We are not responsible for academic instructional support and its associated costs. As a result, we recognize these service fees as revenue over the course of the relevant six-month academic semester for which we provide services to our university customers rather than over the period the universities provide services and support to their students.

In addition to our exclusive service arrangements with these universities, prior to 2005, we provided technical services to other universities with respect to the design and installation of network platforms and courseware for their online degree programs.

International curriculum program revenue.    We combine our English language, or FEC, and international polytechnic education, or BCIT, business lines into our international curriculum segment. We generate our revenue in this segment through contractual arrangements with Western Institute of Technology at Taranki, New Zealand, or WITT, which provides the FEC program that we offer to secondary schools in China, and with the British Columbia Institute of Technology, or BCIT, which provides the post secondary education programs that we offer to polytechnic colleges in China. We acquired our interest in the FEC program in September 2005 and our interest in the BCIT program in February 2006. We are the exclusive supplier to all of WITT’s FEC programs within China until September 2020 and the exclusive supplier to BCIT for the BCIT programs of selected polytechnic colleges in China approved by BCIT from time to time until January 2020. Our revenue in this segment depends upon the number of schools participating in the programs, the fees charged for the programs and the number of students enrolled in the programs. During the 2006-2007 academic year, approximately 4,700 students were enrolled in the international curriculum programs. Our service fees from the FEC and BCIT programs are received from schools in the fall of each year on the basis of the number of students enrolled in the program at each school for the upcoming academic year and are recognized ratably over the twelve-month period as our services are delivered.

The results of operations of our international curriculum programs will depend significantly on the number of schools and students enrolled in these programs and the amount per student that we receive. Due to recent developments, we expect our future results for our international curriculum programs to be adversely affected. Our net revenue from our FEC program has been below our previous expectations, and our management has significantly adjusted downward our profitability forecast for this portion of our business, as a result of lower student numbers and lower per student amounts payable to us under our contractual arrangements with participating schools. These developments are the result of increased competition, increased bargaining power of the schools participating in the program and our expansion of the program into less affluent areas of China, where tuition fees tend to be lower. As a result of these developments, we incurred a goodwill impairment charge of RMB16.2 million during the year ended December 31, 2007. We also expect that these developments will adversely affect the future financial results of our FEC program. In addition to these developments with respect to our FEC program, in April 2007, the MOE issued a circular directing provincial governments generally to suspend the approval of any new Chinese-foreign cooperative polytechnic educational programs until the end of 2008. As a result, our BCIT program has not been able to contract new schools for the program and we do not expect it to until at least 2009. Because of these factors, we expect the future financial results for our international curriculum programs to be adversely affected.

Online tutoring revenue.    We generate our online tutoring and test preparation services revenue from the sale to students and their parents, most of which are made through distributors, of a tutoring and test preparation program known as the 101 Online School. After paying a subscription fee based on the desired use period, a student has direct access to online tutoring materials. Our service fees from this business line depend upon the number of students enrolled in the online tutoring and test preparation programs and the level of fees charged. Our service fees from the online tutoring and test preparation programs are collected in advance of the student receiving services and are typically paid for a minimum initial period of three months. We recognize this revenue ratably over the applicable period that we provide services.

Private primary and secondary schools revenue.    In 2005, we acquired three private primary and secondary schools in medium-sized cities in China: the Anqing Foreign Language School in Anqing, Anhui province, or Anqing School; the Jingzhou School (Southern Campus) in Jingzhou, Hubei province; and the Pingdingshan Bilingual School in Pingdingshan, Henan province, or Pingdingshan School. Two of our schools, Anqing School and Pingdingshan School, are operational. Our operation of the Jingzhou School (Southern Campus) will begin only after we complete the building of a new Southern campus (we do not own or operate the Northern campus), construction of which we expect to be completed in the Fall of 2009. Our revenue from these schools is based on the number of students enrolled and tuition fees charged. The Anqing School had approximately 1,400 students enrolled in the 2006-2007 academic year and the Pingdingshan School had an enrollment of approximately 1,250 students in the 2006-2007 academic year. Jingzhou School (Southern Campus) will have capacity to serve approximately 6,000 students when it becomes operational, which is expected to occur in the Fall of 2009. However, we cannot assure you that the school will become operational at that time, or at all. The tuition payments of each private primary and secondary school are received in advance on a semester basis, and revenue is recognized ratably over the applicable period as the education services are delivered. As is the case with most private schools in China, our tuition rates are subject to review and approval by the pricing authority and education authority and is set for a particular entering class of students and remain the same through completion of the students’ studies.

Net Revenue

Our revenue is reported net of business taxes and related surcharges that are levied on our total revenue. Most of our revenue, except those from primary and secondary schools, is subject to Chinese business tax at rates of up to 5.5%. Our primary and secondary schools are exempted from business tax. A small percentage of revenue from our online degree program services is subject to VAT, but we are eligible to receive rebates for a portion of the VAT we pay pursuant to applicable PRC tax regulations. All rebates received or receivable by us and not subject to future return or reimbursement are included in our net revenue. We incurred business taxes of RMB2.3 million, RMB4.4 million, RMB6.2 million and RMB7.4 million ($1.0 million) in the years ended December 31, 2004, 2005, 2006 and 2007, respectively.

Cost of Revenue

We record cost of revenue separately for each of our reportable segments. The following table sets forth our cost of revenue for each segment and as a percentage of our net revenue for the periods indicated.

	Years ended December 31,
	2005		2006		2007
	RMB	% of net revenue	RMB	% of net revenue	RMB	$	% of net revenue
	(In thousands, except percentages)
Cost of revenue:
Online degree programs	38,748	30.7%	51,215	24.0%	58,027	7,956	21.9%
International curriculum programs	3,627	2.9%	17,212	8.1%	23,503	3,222	8.9%
Online tutoring programs	2,902	2.3%	3,452	1.6%	3,875	531	1.5%
Private primary and secondary schools	7,861	6.2%	8,429	3.9%	10,944	1,500	4.1%
Total	53,138	42.1%	80,308	37.6%	96,349	13,209	36.4%

The share-based compensation cost for employees directly engaged in revenue generation is included in our cost of revenue. Those costs were RMB0.4 million in 2004, RMB0.4 million in 2005, RMB0.5 million in 2006, and RMB0.35 million ($0.05 million) in 2007, representing 1.0%, 0.7%, 0.6%, and 0.4% of our total cost of revenue in each of these periods, respectively.

The amortization of intangible assets acquired through business combinations directly used in revenue generation is included in our cost of revenue. Those costs were RMB2.1 million in 2005, RMB4.2 million in 2006 and RMB4.0 million ($0.54 million) in 2007, representing 3.9%, 5.2% and 4.1% of our total cost of revenue in each of these periods, respectively. There were no intangible assets acquired through business combination during 2004.

Online degree programs.    Cost of revenue for our online degree services consists primarily of employee compensation and benefits, including performance-based compensation, for our project management teams and technical personnel that directly support our university partners’ programs. The performance-based compensation is payable by the collaborative alliance to its management annually if certain annual performance targets set by the board of the collaborative alliance are met. Our cost of revenue also includes rent, academic program development and other direct costs associated with maintaining our service offerings. Depreciation of facilities and equipment and amortization of intangible assets acquired through business combination are also included in cost of revenue for this segment.

International curriculum programs.    Cost of revenue for international curriculum program services consists primarily of compensation and benefits for the native English-speaking teachers contracted for the program and licensing and registration fees payable to WITT and BCIT. The licensing fees payable to WITT are generally determined on the basis of a fixed fee for each participating student. The registration fees that we pay to BCIT are determined on the basis of the number of students enrolled in the program, and the licensing fees we pay to BCIT are based on the number and selection of subjects provided to the polytechnic schools. We also incur travel and lodging costs of students participating in the summer and winter programs abroad and travel and lodging related to training for senior employees in our BCIT program and our FEC program, as well as costs associated with the amortization of intangible assets acquired through business combination.

Online tutoring.    Cost of revenue for our online tutoring and test preparation services consists primarily of employee compensation and benefits for our employees working in this line of business (including these involved in courseware development and maintenance) and outsourcing fees we pay to non-employee contract teachers developing courseware and related materials, as well as costs associated with the amortization of intangible assets acquired through business combination.

Private primary and secondary schools.    Cost of revenue for our private primary and secondary schools consists primarily of employee compensation and benefits for the teachers and administrative staff employed at the schools, depreciation for the facilities and equipment and lease payments for premises and payments of user fees for the use by our Anqing School of certain facilities of the Fourth Middle School of Anqing.

Operating Expenses

Our operating expenses consist of general and administrative expenses, selling and marketing expenses, research and development expenses, and share-based compensation is allocated to each item based on the nature of the service rendered by the employees who received the benefit. The following table sets forth our operating expenses for each item and as a percentage of net revenue for the periods indicated.

	Years ended December 31,
	2005		2006		2007
	RMB	% of net revenue	RMB	% of net revenue	RMB	$	% of net revenue
			(In thousands, except percentages)
Operating expenses
General and administrative	44,089	34.9%	48,846	22.9%	76,893	10,541	29.0%
Selling and marketing	6,116	4.8%	12,893	6.0%	14,277	1,957	5.4%
Research and development	11,842	9.4%	14,263	6.7%	21,021	2,882	7.9%
Goodwill impairment	—	—	—	—	16,192	2,220	6.1%
Total	62,047	49.1%	76,002	35.6%	128,383	17,600	48.4%

General and administrative

Our general and administrative expenses consist primarily of employee compensation and benefits, rent, administrative office expenses and depreciation. Our general and administrative expenses also include the amortized portion of deferred share-based compensation for employees not directly engaged in revenue generation. Our share-based compensation included in general and administrative expenses was RMB2.7 million in 2004, RMB2.0 million in 2005, RMB1.9 million in 2006 and RMB3.0 million ($0.41 million) in 2007, representing 10.1%, 4.5%, 4.0% and 3.8% of our total general and administrative expenses in these periods, respectively.  We expect that our overall general and administrative expenses will increase due to the continued expansion of our business and the various additional legal, accounting and other requirements that are applicable to us as a public company listed in the United States.

Selling and marketing

Our selling and marketing expenses consist primarily of employee compensation and benefits, advertising, industry conferences and travel. Other significant components include marketing activities and research, consulting fees and costs of maintaining sales and distribution offices.

Our selling and marketing expenses include the share-based compensation for employees working in sales and marketing. Our share-based compensation included in selling and marketing expenses was RMB0.2 million ($0.03 million) in each of the years ended December 31, 2006 and 2007, representing 1.6% of our total selling and marketing expenses in these periods. We had no share-based compensation applicable to sales and marketing personnel in 2004 or 2005.

Our selling and marketing expenses also include the amortization of intangible assets acquired through business combination which benefited our sales and marketing efforts. Those costs were RMB1.1 million in 2005, RMB3.3 million in 2006 and RMB3.3 million ($0.45 million) in the year ended December 31, 2007, representing 18.4%, 25.4% and 23.0% of our total selling and marketing expenses in each of these periods, respectively.

Research and development

Our research and development expenses consist primarily of employee compensation and benefits and other personnel-related costs associated with development of new or enhanced technologies, products and services. Our research and development expenses also include share-based compensation for employees working in research and development. In

2006 and 2007, our research and development expenses largely have related to our online degree programs. We expense all research and development costs when incurred.

Our share-based compensation expenses included in research and development were RMB0.04 million, RMB0.1 million and RMB0.1 million ($0.02 million) in the years ended December 31, 2005, 2006 and 2007, respectively. These amounts represent less than 1% of our total research and development expenses in each of these periods.

Share-Based Compensation Expenses

We grant share options to our employees and directors. Prior to January 1, 2006, we accounted for employee share-based compensation in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or APB Opinion 25, and its related interpretations which required us to record a compensation charge for the excess of the fair value for the share at the grant date over the amount an employee must pay to acquire the share. The compensation expense is recognized on a straight-line basis over the applicable service period, which is usually the vesting period.

In December 2004, the Financial Accounting Standards Board, or FASB, issued Statements of Financial Accounting Standard No. 123R, or SFAS No. 123R, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25. Effective January 1, 2006, we adopted SFAS No. 123R and recognized compensation cost on a straight-line basis over the requisite service period which is the vesting period. We used the prospective method. Under this method, share-based compensation expense recognized includes: compensation expense for all share-based compensation awards granted prior to, but not yet vested as of January 1, 2006 based on the intrinsic value as of the grant date, and compensation expense for all share-based compensation awards granted on or subsequent to January 1, 2006, based on grant-date fair value.

For share-based compensation awards that were granted prior to January 1, 2006 that are not yet vested and continue to be reported under APB Opinion 25, the following is our pro forma net income that would have been reported if such awards were accounted for under SFAS No. 123R:

	Years ended December 31,
	2005	2006	2007
	RMB	RMB	RMB	$
	(In thousands)
Net income, as reported	(2,850)	25,539	2,487	341
Add: Share-based compensation as reported	2,378	2,711	3,643	499
Less: Share-based compensation determined using the fair value method	7,596	7,355	7,108	974
Pro forma net income (loss) attributable to ordinary shareholders	(8,068)	20,895	(978)	(134)

We had share-based compensation expenses of RMB3.1 million, RMB2.4 million, RMB2.7 million and RMB3.6 million ($0.5 million) for the years ended December 31, 2004, 2005, 2006, and 2007, respectively. At December 31, 2007, our unrecognized share-based compensation costs totaled RMB9.1 million ($1.25 million), which is expected to be recognized over a weighted average vesting period of 2.06 years.

Our share-based compensation charges have been allocated to cost of revenue, general and administrative, selling and marketing and research and development expenses in line with the nature of the service rendered by the employee who received the benefit.

The allocation of share-based compensation expenses is listed in the table below:

	Years ended December 31,
	2005		2006		2007
	RMB	% of net revenue	RMB	% of net revenue	RMB	$	% of net revenue
	(In thousands, except percentages)
Share-based compensation expenses:
Cost of revenue	369	0.3%	468	0.2%	346	47	0.1%
General and administrative	1,965	1.6%	1,942	0.9%	2,960	406	1.1%
Selling and marketing	—	—	205	0.2%	222	30	0.08%
Research and development	44	0.0%	96	—	115	16	0.04%
Total	2,378	1.9%	2,711	1.3%	3,643	499	1.3%

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gain. In addition, upon payments of dividends by us to our shareholders, no Cayman Islands withholding tax will be imposed.

PRC

Prior to January 1, 2008, Chinese domestic enterprises were subject to enterprise income tax at the rate of 33%, and foreign-invested enterprises, or FIEs, that are incorporated in China were subject to enterprise income tax at the rate of 30% and a local income tax at the rate of 3%. As discussed below, effective January 1, 2008, generally Chinese domestic enterprises are subject to enterprise income tax at the rate of 25%, and foreign-invested enterprises, or FIEs, that are incorporated in China are subject to enterprise income tax at the rate of 25%. However, Chinese law provides favorable tax treatments to enterprises that satisfy certain conditions. For example, enterprises that qualify as “high and new technology enterprises” and are registered and operate in specified high-tech zones in China are subject to a reduced enterprise income tax rate of 15%. Moreover, some local rules provide further favorable tax treatments to those “high and new technology enterprises,” including income tax exemptions of 50% or 100%. Eight of our Chinese subsidiaries and one of our Chinese affiliated entities have qualified as “high and new technology enterprises” and as a result have been granted income tax exemptions, or tax holidays, under local rules. As a result, each of these entities is or was entitled to a two- or three-year enterprise income tax exemption from the commencement of its tax holiday and a 7.5% enterprise income tax rate for the subsequent three years. These entities will also be subject to a reduced income tax rate of 15% for so long as they continue to qualify as a “high and new technology enterprise,” and the law authorizing these reduced tax rates remains in effect. Local income taxes (at the rate of 3%) apply only to one of our subsidiaries, Beijing BCIT Science and Education Management Consulting Limited, or BCIT Management. Our other subsidiaries have been exempted from local income taxes. The table below sets forth the national income tax benefits applicable to these entities.

Entity	Applicable Chinese united income tax rate %	Concession from Chinese unified income tax
CMR Web	15	Full exemption for the period from 1999 to 2001 and a 50% reduction for the period from 2002 to 2004

Hongcheng Technology	15	Full exemption for the period from 2001 to 2003 and a 50% reduction for the period from 2004 to 2006

Hongcheng Liye	15	Full exemption for the period from 2003 to 2005 and a 50% reduction for the period from 2006 to 2008

Hongcheng Education	15	Full exemption for the period from 2005 to 2007 and a 50% reduction for the period from 2008 to 2010
.
Dalian Dongcai Technology Co., Ltd	15	Full exemption for the period from 2003 to 2004 and a 50% reduction for the period from 2005 to 2007

Chongqing Chongda Yuanxing Technology Co., Ltd.	15	Full exemption for the period from 2006 to 2007 and a 50% reduction for the period from 2008 to 2010

Beijing Xuezhi Times Education Science Co., Ltd.	15	Full exemption for the period from 2002 to 2004 and a 50% reduction for the period from 2005 to 2007

Beijing WITT Education Consultant Management Co., Ltd.	15	Full exemption for the period from 2003 to 2005 and a 50% reduction for the period from 2006 to 2008

Zhong Nongda Networks Development Co., Ltd.	15	Full exemption for the period from 2002 to 2004 and a 50% reduction for the period from 2005 to 2007

Beijing Ming Dao Yuan Technology Co., Ltd.	15	Full exemption for the period from 2007 to 2009 and a 50% reduction for the period from 2010 to 2012

Beijing Beiyu Da Technology Co., Ltd.	15	Full exemption for the period from 2006 to 2008 and a 50% reduction for the period from 2009 to 2011

Preferential tax treatments granted to our Chinese entities by Chinese governmental authorities are subject to review and may be adjusted or revoked at any time. The expiration of our remaining tax exemptions will cause our effective tax rate to increase. In addition, so long as we continue to recognize share-based compensation expense in future periods, our effective tax rate will exceed the statutory tax rate, since share-based compensation is not deductible for Chinese tax purposes.

The amount of income tax payable by our Chinese subsidiaries in the future will depend on various factors, including, among other things, their results of operations and taxable income, and the statutory tax rate. Our effective tax rate depends in part on the extent of each of our subsidiaries’ relative contribution to our consolidated taxable income. As our business expands, we may establish new entities from time to time that, depending on applicable law, may be entitled to certain tax incentives, including reduced tax rates. We intend to continue to explore opportunities to take advantage of available tax incentives. In addition, some of our Chinese subsidiaries and Chinese affiliated entities have accumulated tax loss carryforwards that have not previously been recognized as deferred tax assets because there was significant uncertainty as to whether we would be able to realize the benefit from those tax loss carryforwards. To the extent permitted by Chinese tax rules, we will seek to undertake further reorganizations or transactions among our subsidiaries and Chinese affiliated entities or with third parties to utilize some or all of these tax loss carryforwards before they expire, or qualify for additional tax benefits, but there is no assurance we will be able to do so.

In March 2007, the National People’s Congress of China enacted a new Enterprise Income Tax Law, which became effective on January 1, 2008. The new tax law imposes a unified income tax rate of 25% on all domestic enterprises and foreign-invested enterprises, unless they qualify for lower rates under certain limited exceptions. The new tax law permits companies to continue to enjoy their existing preferential tax treatment until those treatments expire in accordance with their current terms. Under the new tax law, “high and new technology enterprises” specially supported by the Chinese government continue to enjoy a reduced national enterprise tax rate of 15%. Pursuant to Circular 172, which was issued on April 14, 2008, in order for applicant enterprises to be classified as “high and new technology enterprises strongly supported by the State” certain requirements must be met, such as ownership of the core intellectual property, products or services within “State-Encouraged High Technology Areas”. If our subsidiaries and affiliated companies fail to maintain their status as a “high and new technology enterprises” or fail to qualify for special support from the Chinese government, our Chinese subsidiaries will be subject to the 25% unified enterprise income tax rate beginning in 2008.

We expect that our applicable Chinese subsidiaries and Chinese affiliated entities will apply for the “new and high technology enterprises” status once the new implementation rules are issued. But under applicable accounting rules, until these subsidiaries and affiliated entities receive official approval as “high and new technology enterprises strongly encouraged by the State,” they must now use the uniform enterprise income taxed rate of 25% in the calculation of their deferred tax liabilities. This resulted in an increase in our deferred tax expense for the year ended December 31, 2007 of RMB4.9 million ($0.7 million).

Under the previous Chinese tax law, dividend payments to foreign investors made by FIEs, such as our Chinese subsidiaries, were exempt from PRC withholding tax. Pursuant to the new Chinese enterprise income tax law that became effective on January 1, 2008, the implementation rules and other recently issued regulations, dividends payable by an FIE to its foreign investors are subject to a 10% withholding tax (unless the foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement), and dividends declared from earnings through December 31, 2007 are exempted from Chinese withholding tax. The Cayman Islands, where we are incorporated, does not have a tax treaty with China. The Chinese tax authorities have also clarified that distributions made from pre-January 1, 2008 retained earnings will not be subject to the withholding tax. In addition, under the new tax law, enterprises organized under the law of jurisdictions outside China that have their “de facto management bodies” located within China may be considered to be Chinese resident enterprises and therefore subject to Chinese enterprise income tax at the rate of 25% on their worldwide income. The new tax law, however, does not define the term “de facto management bodies.” If a majority of the members of our management team continue to be located in China after the effective date of the new tax law, we may be considered to be a Chinese resident enterprise and therefore subject to Chinese enterprise income tax at the rate of 25% on our worldwide income. We do not plan to declare or pay any dividends on our ordinary shares or ADSs in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings for use in the operation and expansion of our business. As of December 31, 2007, we have not declared or paid any dividends on our ordinary shares or ADSs.

Critical Accounting Policies

We prepare financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenue and expenses during the financial reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Since we generate all of our revenue from customers in China, we do not account for our results of operations on a geographical basis.

Revenue Recognition

Our revenue is principally derived from four primary sources: (i) the provision of bundled online education technical and consulting services; (ii) the provision of traditional classroom education services; (iii) the provision of online tutoring services; and (iv) the licensing of online education technology platform and courseware for online education purposes. Revenue is recognized when earned and is reported net of business taxes which totaled RMB2.3 million, RMB4.4 million, RMB6.2 million and RMB7.4 million ($1.0 million) for the years ended December 31, 2004, 2005, 2006 and 2007, respectively.

Online education technical and consulting services

Our primary business is to provide online education technical and consulting services to the online degree programs of leading Chinese universities. These services include academic program development, technology services, enrollment marketing, student support services, and finance operations. Since each of the services does not have a stand-alone value to the universities, these services are accounted for as one unit of accounting and the related revenue is recognized ratably over the service period. We primarily host the online education technology on our system and provide access to the universities to whom we provide services and their students. Any universities that prefer hosting the online education platform or courseware on their own systems must enter into separate arrangements with us.

We receive service fees from the universities each semester covering services to be provided to the universities during that semester. The amount of service fees to be received by us is derived from tuition fees the universities collect from their students at the beginning of each semester adjusted for the universities’ costs and expenses such as refunds to students, fees to other service providers, and other operating costs and expenses.

Fees received are initially recorded as deferred revenue and are recognized as revenue ratably over the six-month school semester during which we provide the services. The semesters generally begin in April and October of each calendar year. We do not provide services directly to the students and do not have obligations to the students.

Traditional classroom education services

We operate a number of private primary and secondary schools, market and support international post-secondary and English language curriculum programs to established learning institutions. Fees from private and secondary schools operations are initially recorded as deferred revenue at the time the students register for their classes and we receive payments. Students must register and pay for their classes at the beginning of each semester. Revenue is recognized ratably over the service period, which is six months for each school semester, as the education services are delivered. If a student withdraws from a class, any collected but unearned portion of the fee is recognized at that time unless the student is entitled to a refund under limited circumstances.

For the international post-secondary and English language curriculum programs, students must register and pay for their classes at the beginning of each semester. Fees collected from the provision of teaching and other support services to the learning institutions are recognized when such services are provided, or recognized on a straight-line basis over the service period, which is typically the six-month school semester.

Online tutoring services

We offer online interactive tutoring services to primary and secondary students. These services allow the customers access to the online education services over a fixed period of time, generally ranging from one month to three years, through the use of prepaid cards. The prepaid cards are sold to distributors, from whom we collect payments when the prepaid cards are delivered to the distributors. The distributors then resell the cards to end users. All prepaid fees received from distributors are initially recognized as deferred revenue and revenue is recognized ratably over the applicable period that we provide services.

Licensing of online education technology platform and courseware

We license our online education technology platform and courseware to universities and other education companies and also provides post contract customer support, or PCS, which includes telephone support and unspecified upgrades on a when-and-if available basis. We recognize revenue from licensing of online education technology platform and courseware when persuasive evidence of an agreement exists, delivery of the services has occurred, the fee is fixed or determinable, and collectability is probable. As we do not have vendor-specific objective evidence to establish the fair values of the undelivered elements, we recognize revenue from the licensing of online education technology platform and courseware over the PCS period, which is typically 12 months.

Revenue from the licensing of online education technology network platform and courseware also includes the rebate of value added taxes. The value added taxes rebate program is part of the Chinese government’s strategy to encourage high technology development in China. Because we cannot estimate when or if a rebate will be provided by the Chinese tax authorities, rebates are recorded as a component of revenue when received and are not subject to future return or reimbursement. Rebates received by us during 2004, 2005, 2006 and the year ended December 31, 2007 were RMB1.0 million, RMB1.1 million, RMB1.7 million and RMB2.4 million ($0.3 million), respectively.

Net Revenue from Related Parties

A majority of our revenue is revenue from related parties. Our revenue from related parties is derived primarily from providing services to the online degree programs of universities in China. We currently have service contracts with four universities whereby we have formed a subsidiary with a minority interest held by the universities, which in turn provides services to the universities’ online degree programs. Because these universities are the minority shareholders of our subsidiaries, these universities are considered related parties to us, and we record the revenue received by the subsidiaries that provide services to such universities’ online degree programs as revenue from related parties.

Net Revenue from Third Parties

Until 2005, our net revenue from third parties consisted of the provision of online education technical and consulting services and the licensing of online education technology platform and courseware. Since 2005, our services to third parties have expanded to include the following components: online interactive tutoring services to primary and secondary students, and operating private primary and secondary schools, marketing and supporting international post-secondary and English language curriculum programs.

Income Taxes

We account for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes, with the required disclosures as described in Note 12 to our consolidated financial statements. Accordingly, our deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carryforwards, and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. As of December 31, 2005, 2006 and 2007, valuation allowances recognized were RMB0.6 million, RMB0.7 million and RMB0.4 million, respectively.  Valuation allowances were provided for because it was more likely than not that we would not be able to utilize certain tax loss carryforwards generated by our subsidiaries and consolidated variable interest entities before expiration. As of December 31, 2005, 2006, and 2007, we have recorded deferred tax assets, net of valuation allowances, of RMB8.0 million, RMB7.4 million and RMB10.9 million, respectively.  We do not believe any further valuation allowances to reduce our net deferred tax assets are necessary as we currently anticipate future taxable profits that will allow us to fully utilize our net deferred tax assets in the foreseeable future. If a future event not currently contemplated were to occur and prevent us from realizing all or part of our net deferred tax assets in the future, an adjustment to the valuation allowance will decrease our net income when those events occur.

As a result of the implementation of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (“FIN 48”), we recognized an increase in the liability for unrecognized tax benefits of RMB3.7 million ($0.5 million), which was accounted for as a reduction to our January 1, 2007 balance of accumulated deficits.

We have adopted the accounting policy that interest recognized in accordance with paragraph 15 of FIN 48 and penalties recognized in accordance with paragraph 16 of FIN 48 are classified as part of our income taxes. As a result, interest of RMB0.5 million ($0.07 million) and penalties of RMB0.09 million ($0.01 million) were recognized in our consolidated financial statements for the year ended December 31, 2007.

Share-Based Compensation

Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123R, using the prospective transition method. Under this method, share-based compensation expense recognized beginning January 1, 2006 includes: compensation expense for all share-based compensation awards granted prior to, but not yet vested as of, January 1, 2006 based on the intrinsic value as of the grant date under APB 25, and compensation expense for all share-based compensation awards granted on or subsequent to January 1, 2006 based on grant-date fair value under SFAS No. 123R. We recognize share-based compensation costs on a straight-line basis over the requisite service period which is generally the vesting period. For share-based compensation awards that were granted before we became a public company and are not yet vested, the fair value is measured using the minimum value method and we continue to report these options under APB 25. We accounted for share options granted and vested prior to January 1, 2006 in accordance with APB 25.

As of December 31, 2007, under our equity incentive plan there were options outstanding for the purchase of 9,435,000 shares, and options for the purchase of 161,621 shares available for future grants. The share-based compensation expenses arising from the granting of the options we have granted is being recognized over the applicable vesting period, which typically is three years.

Our share-based compensation charges have been allocated to cost of revenue, general and administrative, selling and marketing and research and development expenses in line with the nature of the service rendered by the employee who received the benefit.

With respect to all share-based compensation paid prior to our initial public offering, we engaged American Appraisal China Limited, or American Appraisal, an independent third party appraiser, to assist in our determination of the fair value of our ordinary shares and our share options as of each relevant grant date.

American Appraisal used a combination of (i) the discounted cash flow, or DCF, method, as the income approach and (ii) the market approach to assess the fair value of ordinary shares underlying the options we granted from 2004 to 2007. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of each grant.

The major assumptions used in calculating the fair value of our ordinary shares included:

•                  Weighted average cost of capital, or WACC.    WACCs of between 18% and 19% were used. The WACC used increased from 18% in 2004 to 19% in 2007.  This increase was the result of a rapid expansion of our business through acquisitions and collaborative alliances with new university partners.

•                  Comparable companies.    In deriving discount rates and market multiples, the following companies in the education industry publicly traded on securities markets in the United States were selected for reference as our guideline companies: Apollo Group, Inc., Career Education Corporation, Corinthian Colleges, Inc., DeVry, Inc., eCollege.com, Laureate Education Inc., Strayer Education, Inc. and ITT Educational Services, Inc.

•                  Capital market valuation multiples.    American Appraisal obtained and assessed updated capital market data of the selected comparable companies and used multiples of enterprise value to revenue, or EV/Revenue, enterprise value to EBITDA, or EV/EBITDA, and enterprise value to EBIT, or EV/EBIT, for its valuations.

•                  Discount for lack of marketability, or DLOM.    American Appraisal quantified DLOM using the Black-Scholes option-pricing model. This method treats the right to sell a company’s shares freely before a liquidity event as a put option. The further the valuation date is from an expected liquidation event, the higher the put option value and thus the higher the implied DLOM. DLOMs of between 10% and 31% were used in the valuations.

The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. Our revenue and earning growth rates, as well as major milestones that we have achieved, contributed significantly to the increase in the fair value of our ordinary shares. However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: no material changes in the existing political, legal and economic conditions in China; no major changes in the tax rates applicable to our subsidiaries and affiliated entities in China; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain. The risks associated with achieving our forecasts were assessed in selecting the appropriate discount rates, which ranged from 18% to 19%.

American Appraisal used the option-pricing method to allocate enterprise value to preferred and ordinary shares, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid. This method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. American Appraisal estimated the volatility of our shares based on historical volatility of comparable companies’ shares. Had we used different estimates of volatility, the allocations between preferred and ordinary shares would have been different.

In assessing the fair value of our ordinary shares, American Appraisal considered the following principal factors:

•                  Our financial and operating results;

•                  The economic outlook in general and the specific economic and competitive elements affecting our business, industry and market;

•                  The nature and prospects of the industry we operate in;

•                  The market-derived investment returns of entities engaged in a similar line of business and returns from other similar types of projects;

•                  The stage of development of our operation;

•                  Our business risks; and

•                  The assumptions and basis of the financial projections that we developed.

Because our option plan covers all of our employees, the change in the amount of share-based compensation expenses will primarily affect our reported net income, earnings per share and all line items of our operating costs and expenses, which include cost of revenue, general and administrative expenses, selling and marketing expenses and research and development expenses.

Since January 1, 2004, we have granted options to our employees and directors under our share option plan as set forth in the following table. All of these grants were subject to retrospective valuations made by American Appraisal.

	Shares Underlying Options Granted	Option Exercise Price	Fair value of Ordinary Shares
March 19, 2008	730,000	$2.13	$2.13
January 21, 2008	154,000	$2.07	$2.07
December 11, 2007	40,000	$2.66	$2.66
April 23, 2007	885,000	$2.86	$2.86
March 14, 2006	1,056,350	$1.85	$1.85
December 31, 2005	1,046,350	$1.58	$1.58
August 31, 2005	610,000	$1.26	$1.26
July 13, 2005	50,000	$1.26	$1.26
April 30, 2005	350,000	$1.26	$1.26
April 12, 2005	1,792,700	$1.26	$1.26
December 10, 2004	660,000	$1.48	$0.86
December 10, 2004	510,400	$0.86	$0.86
December 10, 2004	294,000	$0.86	$0.86
May 20, 2004	5,000	$1.09	$1.09
March 14, 2004	1,536,600	$1.09	$1.09

Since January 1, 2006, we have accounted for share-based compensation in accordance with SFAS No. 123R. Under the fair value recognition provision of SFAS 123R, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense on a straight-line basis, net of estimated forfeitures, over the requisite service period, which is generally the vesting period.

American Appraisal used the Black-Scholes option pricing model to determine the fair value of the employee share options at each option grant date since 2004 under assumptions outlined in the following table:

	Options Granted 2004	Options Granted 2005	Options Granted 2006	Options Granted 2007
Risk-free interest rate range	3.1% - 4.0%	4.0% - 4.4%	4.7%	4.5%
Expected life range (number of years)(1)	5.5 - 6.5	6.5	4.8	5.0
Expected dividends	0%	0%	0%	0%
Expected volatility(2)	0%	0%	47.6%	44.1%

(1)  Many of our options are granted at-the-money, with an averaged vesting term of two years and a contractual term of 10 years. Based on this and the “simple” method (i.e. expected term = (vesting term + original contractual term) / 2) as set out in the Staff Accounting Bulletin No. 107, Valuation of Share-Based Payment Arrangements for Public Companies, issued by the SEC, the expected term of our options would be around six years. Since we recently completed our initial public offering, we believe our employees would most likely exercise their outstanding options well before the expiry of the contractual term. Therefore, our estimate for the average expected term is shorter than six years.

(2)  According to paragraph A22 of SFAS No. 123(R), a nonpublic entity will need to exercise judgment in selecting a method to estimate expected volatility and might do so by basing its expected volatility on the average volatilities of otherwise similar public entities. In determining our expected share price volatility, American Appraisal considered the averaged share price volatility of public companies engaged in the educational business in the United States that are similar to our business.

The determination of the fair value of share-based compensation awards as of the date of the grant using an option-pricing model is affected by our share price as well as assumptions regarding a number of complex and subjective variables, including our expected share price volatility over the term of the awards, actual and projected employee share option exercise behavior, risk-free interest rates and expected dividends. When estimating the fair value of our ordinary shares, both internal and external sources of information are reviewed. While we were a private company, the sources utilized to determine the fair value of the underlying shares at the date of measurement were subjective in nature. Furthermore, we are required to estimate forfeitures at the time of grant and record share-based compensation expenses only for those awards that are expected to vest. If actual forfeitures differ from these estimates, we may need to revise those estimates used in subsequent periods.

American Appraisal appraised the value of our ordinary shares in respect of the following dates: March 14, 2004, December 10, 2004, July 14, 2005, November 18, 2005, March 14, 2006 and April 23, 2007.

The decrease in the fair value of our ordinary shares from $1.09 to $0.86 per share during the period of March 2004 to December 2004 is a combined result of increased equity value and dilutive effect of issuance of new preferred shares and ordinary shares. During the period the equity value (fair value of equity as a whole) of the Company increased from $21 million to $36 million due to the following factors:

•                  In December 2004, we increased our existing ownership of Hongcheng Liye from 60% to 100%, as a result of which our ownership interest in the service provider to the online degree program of Dongbei University of Finance and Electronics increased from 42% to 70%. The Dongbei University online degree program accounted for 18.6% of our net revenue in 2004.

•                  Our net revenue increased from RMB46.5 million in 2003 to RMB100.9 million in 2004.

•                  In December 2004, we completed a financing through the issuance of Series B preferred shares, resulting in net proceeds of RMB133 million.

                In the Series B preferred shares financing, we issued 12,140,495 Series B preferred shares. We also issued 4,432,000 ordinary shares in 2004. The combined result of these share issuances caused a decrease in the fair value of our ordinary shares, from $1.09 in March 2004 to $0.86 in December 2004.

The increase in the fair value of our ordinary shares from $0.86 in December 2004 to $1.26 in July 2005 primarily was attributable to the following developments during the period:

•                  In January 2005, we acquired an 80% equity interest in the 101 Online School, thereby entering the online tutoring programs segment. The 101 Online School, originally founded in 1996, already had an established reputation in its market when we acquired it.

•                  In May 2005, we acquired the Anqing School, thereby entering the private primary and secondary schools segment. The Anqing School is regarded as one of the leading schools in the market that it serves.

The increase in the fair value of our ordinary shares from $1.26 in July 2005 to $1.58 in November 2005 primarily was attributable to the following developments during the period:

•                  In November 2005, we acquired a 55% equity interest in the existing service provider to the online degree program of China Agricultural University. At the time of this acquisition, there were approximately 26,500 students registered in China Agricultural University’s online degree program.

•                  Total revenue students (not including students in China Agricultural University’s online degree program) recruited by the other university online degree programs serviced by us increased during this period, from 42,800 in the second quarter of 2005 to 48,700 in the fourth quarter of 2005.

•                  We acquired our FEC program in September 2005. At the time of this acquisition, the FEC program had 18 participating secondary schools and 3,800 enrolled students.

•                  We entered into a partnership with the Jingzhou High School to build and operate a new private secondary school, Jingzhou School (Southern Campus), in Hubei province.

The increase in the fair value of our ordinary shares from $1.58 in November 2005 to $1.85 in March 2006 primarily was attributable to the following developments during the period:

•                  Our net revenue increased 25.2% from RMB100.9 million in 2004 to RMB126.4 million in 2005, primarily due to our acquisition of our online tutoring programs, the FEC program and our private and primary secondary schools.

•                  In February 2006, we entered into a collaborative alliance with Beijing Language and Culture University, or BLCU, to provide services to BLCU’s online degree program. At this time, we expected BLCU to be able to quickly commence and expand its program. BLCU in fact was able to expand its program quickly, registering 4,700 online students in 2006.

The increase in fair value of our ordinary shares from $1.85 in March 2006 to $2.86 in April 2007 primarily was attributable to the following developments during the period:

•                  Our net revenue increased 69% from RMB126 million in 2005 to RMB213 million in 2006. Our net operating income also increased from RMB11 million in 2005 to RMB57 million in 2006.

•                  In February 2007, we received a provisional approval from the MOE to operate learning centers in China for a trial period of up to 18 months. We believe that opening learning centers will allow us to significantly enhance our brand recognition, increase access to potential students for online degree programs.

•                  In May 2007, we hired an experienced chief financial officer to lead our accounting and finance team, who resigned from his position with the Company effective March 31, 2008.

If factors change and we employ different assumptions for estimating share-based compensation expense in future periods or if we decide to use a different valuation model, our share-based compensation in future periods may differ significantly from what we have recorded in prior periods and could materially affect our operating income, net income and net income per share.

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable, which are characteristics not present in our option grants. Existing valuation models, including the Black-Scholes model, may not provide reliable measures of the fair value of our share-based compensation. Consequently, there is a risk that estimates of the fair values of our share-based compensation awards on the grant dates may be significantly different from the actual values realized upon the exercise, expiration, early termination or forfeiture of those share-based payments in the future. Certain share-based compensation awards, such as employee share options, may expire worthless or otherwise result in zero intrinsic value as compared to the fair value originally estimated on the grant date and reported in our financial statements. Alternatively, values that are significantly higher than fair values originally estimated on the grant date and reported in our financial statements may be realized from these instruments. There is currently no market-based mechanism or other practical application to verify the reliability and accuracy of the estimates stemming from these valuation models, nor is there a means to compare and adjust the estimates to actual values.

The application of the principles provided in SFAS 123R and Staff Accounting Bulletin No. 107 may be subject to further interpretation and refinement. There are significant differences among valuation models and there is a possibility that we will adopt different valuation models in the future. This may result in a lack of consistency in future periods and materially affect the fair value estimates of share-based compensation awards. It may also result in a lack of comparability with other companies that use different models, methods and assumptions.

Basis for Consolidation and Our Relationships with Our Chinese Affiliated Entities

Substantially all of our operations are conducted in China through our three principal Chinese subsidiaries and through contractual arrangements with our Chinese affiliated entities. Our corporate structure is designed to comply with current Chinese limitations on foreign ownership of, and participation in, companies engaging in the education and telecommunication sectors in China. We consolidate 100% of the interests of our subsidiaries and Chinese affiliated entities.

We conduct some of our operations through two Chinese affiliated entities, Xiandai Technology and Hongcheng Education, in which we do not directly hold any equity interest. We entered into contractual arrangements with these entities and their shareholders pursuant to which we maintain effective control over these entities, bear all of their economic risk and receive substantially all of their economic rewards. In our consolidated financial statements, we have consolidated all of the interests of Xiandai Technology and Hongcheng Education under FASB Interpretation No. 46 (Revised), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51, or FIN 46R.

FIN 46R requires a “variable interest entity” to be consolidated by the primary beneficiary of such entity. An entity is considered to be a variable interest entity if certain conditions are present, including where the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. As a result of our various agreements with Xiandai Technology and Hongcheng Education and their respective shareholders and our ability to assume substantially all of their net income through the technical service and consulting agreements and our ability to control the declaration and receive dividends, we are considered the primary beneficiary of these two entities and all of their interests, including their subsidiaries, have been consolidated in our financial statements. All significant transactions and balances between us, our subsidiaries, Xiandai Technology and Hongcheng Education have been eliminated upon consolidation.

For additional information with respect to our relationships with Xiandai Technology and Hongcheng Education, see “Item 4. Information on the Company—C. Organizational Structure.”

Allowance for Doubtful Accounts

Accounts receivable relate to the online education and consulting services provided to certain university customers. The minority shareholders of a number of our majority-owned subsidiaries are universities who also purchase exclusive online education technical and consulting services from us. These universities are considered our related parties and the services provided to them are recorded in the amounts due from related parties.

We conduct credit evaluations of our customers and generally do not require collateral or other security from them.  To date, we primarily collect fees for our services up front and has not experienced significant losses from uncollectible accounts.  Therefore, no allowance for doubtful accounts was established as of December 31, 2006 and 2007.  We will continue to evaluate the our collection experience and will provide for an allowance for doubtful accounts as appropriate.

Long-lived Assets

Our accounting for long-lived assets, including property and equipment, is described in Note 2 to our consolidated financial statements included in this annual report. The recorded value of long-lived assets is affected by a number of management estimates, including estimated useful lives, residual values and impairment charges. We assess impairment for long-lived assets whenever the net book value for these assets is more than the estimated future undiscounted cash flows attributable to them. For the years ended December 31, 2005, 2006 and 2007, we did not record any impairment charges.

Business Combinations, Goodwill and Intangible Assets

We account for business combinations in accordance with SFAS No. 141, Business Combinations, which requires that the purchase method of accounting be used for all business combinations. SFAS 141 requires intangible assets acquired in a business combination to be recognized and reported separately from goodwill.

Goodwill represents the cost of the acquired businesses in excess of the fair value of identifiable tangible and intangible net assets purchased. We generally seek the assistance of independent valuation experts in determining the fair value of the identifiable tangible and intangible net assets of the acquired business. We assign all the assets and liabilities of the acquired business, including goodwill, to reporting units in accordance with SFAS No. 142, Goodwill and Other Intangible Assets.

We test goodwill for impairment on an annual basis. In this process, we rely on a number of factors including operating results, business plans and future cash flows. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying amount of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Goodwill of a reporting unit will be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. During the year ended December 31, 2007, we incurred a goodwill impairment charge of RMB16.2 million ($2.2 million). This impairment charge relates to our FEC program, as our management has significantly adjusted downward our profitability forecast for this portion of our business. We now expect future net revenue from our FEC program to be lower than we had previously forecast as a result of lower student numbers and lower per student amounts payable to us under our contractual arrangements with participating schools. These developments are the result of increased competition, increased bargaining power of the schools participating in the program and our expansion of the program into less affluent areas of China, where tuition fees tend to be lower. In addition to these charges, we expect that these developments will adversely affect the future financial results for our FEC program.

We amortize intangible assets over their respective individual estimated useful lives in proportion to the economic benefits consumed in each period. Our estimates of the useful lives of identified intangible assets are based on a number of factors, including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future undiscounted cash flows from the asset.

We evaluate intangible assets for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If these assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets.

In evaluating goodwill and intangible assets for impairment, we may seek the assistance of independent valuation experts, perform internal valuation analyses and consider other information that is publicly available. The results of our evaluation may be dependent on a number of factors, including estimates of future market growth and trends, forecasted revenue and costs, discount rates and other variables. While we use assumptions that we believe are fair and reasonable, actual future results may differ from the estimates arrived at using the assumptions.

Royalty Fees

Royalty fees payable to a middle school increases each year from the 2005 calendar year to the 2024 calendar year. Royalty fees during this period were aggregated and recognized as royalty expense on a straight-line basis. The difference between royalty fees paid and the amount reported as expenses was included as a component of accrued expenses and other current liabilities in the consolidated financial statements.

Results of Operations

The following table sets forth selected data from our consolidated statements of operations for the periods indicated.

	Years ended December 31,
	2004	2005	2006		2007
	RMB	RMB	RMB	% of net revenue	RMB	$	% of net revenue
			(In thousands, except for percentages)
Net revenue:
Online degree programs	100,896	98,527	156,845	73.5%	202,185	27,718	76.3%
International curriculum programs		4,854	28,428	13.3%	31,434	4,309	11.9%
Online tutoring programs		14,390	17,384	8.1%	18,013	2,469	6.8%
Private primary and secondary schools		8,591	10,874	5.1%	13,356	1,831	5.0%
Total net revenue	100,896	126,362	213,531	100.0%	264,988	36,327	100.0%
Cost of revenue:
Online degree programs	38,014	38,748	51,215	24.0%	58,027	7,956	21.9%
International curriculum programs	—	3,627	17,212	8.1%	23,503	3,222	8.9%
Online tutoring programs	—	2,902	3,452	1.6%	3,875	531	1.5%
Private primary and secondary schools	—	7,861	8,429	3.9%	10,944	1,500	4.1%
Total cost of revenue	38,014	53,138	80,308	37.6%	96,349	13,209	36.4%
Gross profit:
Online degree programs	62,882	59,779	105,630	49.5%	144,158	19,762	54.4%
International curriculum programs	—	1,227	11,216	5.3%	7,931	1,087	3.0%
Online tutoring programs	—	11,488	13,932	6.5%	14,138	1,938	5.3%
Private primary and secondary schools	—	730	2,445	1.1%	2,412	331	0.9%
Total gross profit	62,882	73,224	133,223	62.4%	168,639	23,118	63.6%
Gross profit margin:
Online degree programs	62.3%	60.7%	67.3%	—	71.3%	71.3%	—
International curriculum programs	—	25.3%	39.5%	—	25.2%	25.2%	—
Online tutoring programs	—	79.8%	80.1%	—	78.5%	78.5%	—
Private primary and secondary schools	—	8.5%	22.5%	—	18.1%	18.1%	—
Total gross profit margin	62.3%	57.9%	62.4%	—	63.6%	63.6%	—
Operating expenses:
General and administrative	26,924	44,089	48,846	22.9%	76,893	10,541	29.0%
Selling and marketing	751	6,116	12,893	6.0%	14,277	1,957	5.4%
Research and development	12,905	11,842	14,263	6.7%	21,021	2,882	7.9%
Goodwill impairment	—	—	—	—	16,192	2,220	6.1%
Total operating expenses	40,580	62,047	76,002	35.6%	128,383	17,600	48.4%
Income from operations	22,302	11,177	57,221	26.8%	40,256	5,518	15.2%
Operating margin	22.1%	8.8%	26.8%	—	15.2%	15.2%	—
Other income	—	—	—	—	394	54	0.1%
Interest income	266	1,078	1,172	0.5%	4,118	565	1.6%
Interest expense	—	(1,242)	(2,279)	(1.1)%	(2,130)	(292)	(0.8)%
Income before income tax (benefits) provisions and minority interest	22,568	11,013	56,114	26.2%	42,638	5,845	16.1%
Income tax (benefits) provisions	(846)	3,994	6,994	3.3%	15,003	2,057	5.7%
Minority interest, net of taxes	(11,465)	(9,869)	(23,581)	(11.0)%	(25,148)	(3,447)	(9.5)%
Net income (loss)	11,949	(2,850)	25,539	12.0%	2,487	341	0.9%
Deemed dividends on preferred shares	(15,959)	—	—	—	—	—	—
Net (loss) income attributable to ordinary shareholders	(4,010)	(2,850)	25,539	12.0%	2,,487	341	0.9%

Year ended December 31, 2007 compared to the year ended December 31, 2006

Net Revenue.    Our net revenue increased 24.1% from RMB213.5 million for the year ended December 31, 2006 to RMB265.0 million ($36.3 million) for the year ended December 31, 2007.

Online degree programs.    Our net revenue from online degree programs increased 28.9% from RMB156.8 million for the year ended December 31, 2006 to RMB202.2 million ($27.7 million) for the year ended December 31, 2007. This increase was mainly attributable to following factors:

•                  Our university partners’ online degree programs experienced significant growth in revenue students in the year ended December 31, 2007 as compared to the year ended December 31, 2006. In aggregate, our university customers had approximately 51,000 more paying students during the year ended December 31, 2007 than during the same period in 2006, representing a 36% increase over such period. This growth was primarily attributable to more extensive marketing and recruiting efforts by our university partners to recruit new students and to encourage inactive students to renew their studies. This growth in revenue students was partially offset by increased payments to independent learning centers by our university partners. The aggregate payment to third-party learning centers by our university partners in 2007 increased to 40% of gross tuition receipts in 2007, from 39% in 2006. This increase was attributable mainly to increases in demand by universities for services provided by a limited number of learning centers.

•                  A non-recurring RMB8.4 million ($1.2 million) compensation by our university partners during the fourth quarter for the over spending by the online education colleges, which in turn reduced the tuition fees payable to the Company during the previous years.

International curriculum programs.    Net revenue from our international curriculum programs increased approximately 10.6% from RMB28.4 million for the year ended December 31, 2006 to RMB31.4 million ($4.3 million) for the same period in 2007. This increase was mainly attributable to the increase in student enrollment due to an expansion of our operations in this business line and an increase in the number of overseas student academic tours in fiscal year 2007 as compared to fiscal year 2006. Students participating in the BCIT program increased from 633 for the year ended December 31, 2006 to 1,026 for the year ended December 31, 2007, while students participating in our FEC program decreased slightly from 4,069 for the year ended December 31, 2006 to 4,014 for the same period in 2007.

Private primary and secondary schools.    Net revenue for this business line increased approximately 22.8% from RMB10.9 million for the year ended December 31, 2006 to RMB13.4 million ($1.8 million) for the same period in 2007. This was primarily due to an increase in enrollments at our Anqing school as a result of including an additional grade 9 to the school for the 2006-2007 academic year.

Online tutoring.    Net revenue from our online tutoring business increased approximately 3.6% from RMB17.4 million for the year ended December 31, 2006 to RMB18.0 million ($2.5 million) for the year ended December 31, 2007. The increase was mostly attributable to the development of a sales channel for our online tutoring services through Lenovo Group Limited, a personal computer manufacturer in China, whereby Lenovo will distribute these services through various lines of Lenovo personal computers.

Cost of Revenue.    Our total cost of revenue increased approximately 20% from RMB80.3 million for the year ended December 31, 2006 to RMB96.3 million ($13.2 million) for the year ended December 31, 2007. This increase was primarily due to increased costs associated with our international curriculum programs, private primary and secondary schools and online tutoring program.

Online degree programs.    The cost of revenue for our online degree programs increased approximately 13.3% from RMB51.2 million for the year ended December 31, 2006 to RMB58.0 million ($8 million) for the same period in December 31, 2007. The increase was attributable primarily to an increase in the number of students enrolled in our university partners’ online degree programs and increased student recruiting-related expenses.  Our cost of revenue, which primarily comprises personnel related expenses, did not increase to the same extent as our revenues did because our cost of revenue is more closely related to the number of online degree programs we service and the number of courses those online degree programs offer than the number of students who are enrolled in those online degree programs. In contrast to our cost of revenue, our service fees and revenue for online degree programs are directly associated with the number of students in our customers’ online degree programs.

International curriculum programs.    Our cost of revenue for our English curriculum programs increased approximately 36.6% from RMB17.2 million in the year ended December 31, 2006 to RMB23.5 million ($3.2 million) for the same period in 2007. This increase was primarily attributable to the following: (i) we organized overseas training tours for the teachers and the senior management of the participating schools in the year ended December 31, 2007, while no such tours were conducted in the year ended December 31, 2006; (ii) we paid higher registration fees to BCIT in response to the higher number of participating students; and (iii) in response to more students enrolled in the programs, we hired additional native English speaking teachers.

Online tutoring programs.    Our cost of revenue for our online tutoring program increased approximately 12.3% from RMB3.5 million in the year ended December 31, 2006 to RMB3.9 million ($.05 million) in the year ended December 31, 2007. This increase was the result of our hiring of additional personnel and the payment of higher employee benefits during the year ended December 31, 2007 than during the same period in 2006.

Private primary and secondary schools.    Our cost of revenue for our private primary and secondary schools increased approximately 29.8% from RMB8.4 million for the year ended December 31, 2006 to RMB10.9 million ($1.5 million) for the same period in 2007. This was mostly attributable to the growth in headcount of teachers in our Anqing School.

Operating Expenses.    Our operating expenses consist of general and administrative expenses, selling and marketing expenses, and research and development expenses. Our operating expenses increased approximately 68.9% from RMB76.0 million for the year ended December 31, 2006 to RMB128.4 million ($17.6 million) for the year ended December 31, 2007.

General and administrative expenses.    Our general and administrative expenses increased approximately 57.4% from RMB48.8 million for the year ended December 31, 2006 to RMB76.9 million ($10.5 million) for the year ended December 31, 2007. The increase was mainly attributable to our hiring of additional personnel due to expansion of our business and the demands imposed by the annual audit of our financial statements. To better manage and control our diversified and geographically dispersed business lines, we significantly increased the size of our accounting staff and hired more senior management in accounting.

Selling and marketing expenses.    Our selling and marketing expenses increased approximately 10.7% from RMB12.9 million for the year ended December 31, 2006 to RMB14.3 million ($2.0 million) for the year ended December 31, 2007. The increase was mainly attributable to an increase in the number of sales and marketing personnel in fiscal year 2007 in response to the continuous expansion of our business. The average headcount grew from 54 personnel in 2006 to 75 in 2007.

Research and Development.    Our research and development expenses increased approximately 47.4% from RMB 14.3 million for the year ended December 31, 2006 to RMB21.0 million ($2.9 million) for the year ended December 31, 2007. The growth was driven primarily by increased research and development activities in some of the Company’s collaborative alliances, and increased bonus and compensation paid to research and development personnel.

Interest income.    We recorded RMB4.1 million ($0.6 million) in interest income in the year ended December 31, 2007 as compared to RMB1.2 million for the year ended December 31, 2006.

Income tax provision.    Our income tax provision increased by approximately 114.5% from RMB7.0 million for the year ended December 31, 2006 to RMB15.0 million ($2.1 million) for the same period in 2007. This increase was mainly attributable to following:

•                  Change in permanent tax rate used to calculate long-term tax liabilities. On March 16, 2007, the National People’s Congress adopted a new income tax law, which became effective on January 1, 2008, pursuant to which the statutory tax rate for all enterprises in China is 25% except for “new and high technology enterprises strongly supported by the State,” which enjoy a favorable tax rate of 15%. Most of our subsidiaries and affiliate companies were qualified under prior tax laws and regulations as “new and high technology enterprises,” and therefore were subject to only a 15% rate. However, as the procedures for obtaining classification as “high and new technology enterprises strongly supported by the State” have not yet been finalized, we cannot assure you that any of our subsidiaries or affiliated companies currently enjoying preferential tax rates will be approved as “high and new technology enterprises strongly supported by the State” entitled to preferential tax treatments. We expect that our applicable subsidiaries and affiliated companies will re-apply for the “new and high technology enterprises strongly supported by the State” status once the approval procedure is promulgated. Under applicable accounting rules, however, until these subsidiaries and affiliated companies receive official approval for this status, they must use the statutory 25% tax rate in their calculation of their deferred tax balances. Had we been able to use a 15% rate to calculate our deferred tax, our tax provision would have been reduced by RMB4.9 million for the year ended December 31, 2007.

•                  The adoption of FIN48 resulted in a total tax provision of RMB0.6 million ($0.08) for the year ended December 31, 2007.

Decrease in income.   Our income from operations decreased by approximately 29.6%from RMB57.2 million in the year ended December 31, 2006 to RMB40.3 million ($5.5 million) in the year ended December 31, 2007. This decrease was primarily attributable to a goodwill impairment loss of RMB16.2 million ($2.2 million) and an accounts receivable write-off of RMB7.0 million ($0.97 million) in the year ended 2007.

Minority Interest.    Our minority interest increased by 6.6% from RMB23.6 million in the year ended December 31, 2006 to RMB25.1 million ($3.4 million) in the year ended December 31, 2007.  This increase was primarily due to improved performance of our majority-owned subsidiaries.

Year ended December 31, 2006 compared to Year ended December 31, 2005

Net revenue.    Our net revenue increased 69.0% from RMB126.4 million for the year ended December 31, 2005 to RMB213.5 million for the year ended December 31, 2006. This increase was primarily due to the increased revenue from both online degree programs and international curriculum programs.

•                  Online degree programs.    Net revenue from online degree programs increased 59.3% from RMB98.5 million for the year ended December 31, 2005 to RMB156.8 million for the year ended December 31, 2006. The increase was mainly attributable to the acquisition of our collaborative alliance with China Agricultural University in November 2005, forming a new collaborative alliance with Beijing Language and Culture University in April 2006 and organic growth of our other online degree programs. In the year ended December 31, 2006, we recorded net revenue of RMB40.4 million from our programs with China Agricultural University and Beijing Language and Culture University, while for the year ended December 31, 2005 we recorded net revenue of RMB2.75 million from our China Agricultural University program. We serviced significantly more revenue students (the students who have paid tuition in the applicable period) in 2006 than in 2005, with increases in both new revenue students (those students paying tuition for the first time in the relevant period) and paying existing students (those students paying tuition in the relevant period who also had paid tuition in prior period(s)). The increase in revenue students was mainly as a result of:

•                  The new collaborative alliances with China Agricultural University and Beijing Language and Culture University resulted in 15,300 new revenue students in 2006, and increases of 11,400 paying existing students for the first six months of 2006 and 15,800 paying existing students for the second six months of 2006. These additional revenue students contributed approximately RMB37.5 million out of the RMB57 million growth in our net revenue from 2005 to 2006.

•                  Our collaborative alliances formed before November 2005 also experienced significant growth in the number of new revenue students in 2006. Approximately 20,200 more new revenue students were enrolled in these programs in 2006 than in 2005. This growth was as a result of two of our university partners regaining rights to enroll new students after these schools were suspended by the MOE from enrolling new students in 2004 and 2005 for violating rules governing new student recruitment by online degree programs. The growth in new revenue students from these previously existing collaborative alliances contributed RMB20.0 million out of the RMB57.0 million growth in our net revenue from 2005 to 2006. The number of revenue students, either new or existing, in any of these periods does not necessarily correspond to the number of students who actually took classes that period, as students customarily prepay tuition for use in future periods. We recognize revenue, however, on the basis of our share of cash tuition that is paid in the relevant period and not on the classes that are actually taken in the period.

•                  International curriculum programs.    Net revenue from our international curriculum programs increased 485.6% from RMB4.9 million for the year ended December 31, 2005 to RMB28.4 million for the year ended December 31, 2006. The growth was primarily driven by the acquisition of our BCIT program in February 2006, the acquisition of our FEC program in September 2005 and organic growth of the FEC program in 2006. For the year ended December 31, 2005, we recorded net revenue of RMB4.9 million from the FEC program, which we acquired in September 2005, while for the year ended December 31, 2006, we recorded net revenue of RMB24.1 million for the FEC program. For the year ended December 31, 2005, we recorded no revenue from the BCIT program. Students enrolled in the FEC program increased to approximately 4,100 in 2006 from approximately 3,800 in 2005.

•                  Private primary and secondary schools.    Net revenue from our private schools increased 26.5% from RMB8.6 million in 2005 to RMB10.9 million in 2006. This growth was primarily due to the gradual increase in enrollments at our Anqing and Pingdingshan schools.

•                  Online tutoring programs.    Net revenue from our online tutoring programs increased 20.8% from RMB14.4 million for 2005 to RMB17.4 million for 2006 due to the enhanced sales efforts we made for this line of business in 2006.

Cost of revenue.    Our total cost of revenue increased 51.2% from RMB53.1 million for the year ended December 31, 2005 to RMB80.3 million for the year ended December 31, 2006. This increase was primarily due to the increased costs associated with our online degree programs and English curriculum programs.

•                  Online degree programs.    The cost of revenue for our online degree programs increased 32.3% from RMB38.7 million for the year ended December 31, 2005 to RMB51.2 million for the year ended December 31, 2006. This increase was mainly attributable to additional personnel we added to support our programs with China Agricultural University and Beijing Language and Culture University, which were added in 2005. For these two programs, we added 70 employees and incurred RMB8.1 million of additional costs in 2006. In 2006, we also incurred RMB2.6 million in additional salary and benefit costs for the project teams supporting our other online degree programs due primarily to the payment of performance bonuses and salary increases to keep our compensation level on par with prevailing labor market conditions. The balance of this increase is primarily related to the amortization of intangible assets acquired through business combination related to our acquisition of Zhong Nongda Networks Development Co., Ltd., or Zhong Nongda Networks, which provides online educational, technical and consulting services to China Agricultural University.

•                  International curriculum programs.    Our cost of revenue for our international curriculum programs increased 374.6% from RMB3.6 million in 2005 to RMB17.2 million in 2006. This increase was primarily due to the fact that we acquired the BCIT program in 2006 and the FEC program in September 2005. In 2006, the BCIT program incurred costs of RMB2.6 million. We recorded cost of revenue of RMB3.3 million in 2005 relating to our FEC program, whereas in 2006 we recorded a full year of costs of revenues of RMB12.7 million. The balance of this increase is primarily due to the amortization of intangible assets acquired through business combination related to the our acquisition of the BCIT and FEC programs.

Operating expenses.    Our operating expenses consist of general and administrative expenses, selling and marketing expenses and research and development expenses. Our operating expenses increased 22.6% from RMB62.0 million for the year ended December 31, 2005 to RMB76.0 million for the year ended December 31, 2006.

Our operating expenses consisted of:

•                  General and administrative expenses.    Our general and administrative expenses increased 10.7% from RMB44.1 million for the year ended December 31, 2005 to RMB48.8 million for the year ended December 31, 2006. The increase was mainly attributable to our acquisition of the FEC program, the BCIT program and Zhong Nongda Networks in September 2005, February 2006, and November 2005, respectively.

•                  Selling and marketing expenses.    Our selling and marketing expenses increased 111.5% from RMB6.1 million for the year ended December 31, 2005 to RMB12.9 million for the year ended December 31, 2006. This increase was mainly attributable to incremental selling and marketing expenses for our online tutoring programs, which incurred RMB2.3 million more in marketing expenses in 2006 than in 2005 as a result of our establishment of a dedicated sales company to market our online tutoring programs. We incurred RMB0.8 million of selling and marketing expenses in 2006 relating to our international curriculum programs, which was the first full year that we recorded expenses for these programs. Selling and marketing expenses for our online degree programs increased by RMB0.8 million due to our sponsorship of a distance learning summit. We also incurred RMB0.2 million of share-based compensation in 2006, while none was incurred in 2005. The balance of this increase resulted from the amortization of intangible assets acquired through business combination related to our acquisition of Zhong Nongda Networks.

•                  Research and development expenses.    Our research and development expenses increased 20.3% from RMB11.8 million for the year ended December 31, 2005 to RMB14.3 million for the year ended December 31, 2006. This increase was mostly attributable to our acquisition in September 2005 of our interest in the China Agricultural University online degree program. In 2006, this program incurred RMB4.3 million of research and development expenses primarily due to increased headcount, which partially were offset by the reduction of research and development expenses for our program with Dongbei University of Finance and Economies.

Income tax (benefits) provisions.    Our income tax provisions increased 75.1% from RMB4.0 million for the year ended December 31, 2005 to RMB7.0 million for the year ended December 31, 2006. This increase was mainly attributable to incremental profit derived from our China Agricultural University online program, which was acquired by us in November 2005, and the improved profitability of our other online degree programs, especially our program with Renmin University of China. In 2006, our programs with China Agricultural University and Renmin University of China together were responsible for an additional RMB4.5 million of income tax provisions.

Minority interest, net of taxes.    Our minority interests increased 139.0% from RMB9.9 million for the year ended December 31, 2005 to RMB23.6 million for the year ended December 31, 2006. This increase was primarily due to improved performance of our university partners’ online degree programs, the formation of a new collaborative alliance with Beijing Language and Culture University and the acquisition of certain entities which are included in our minority interests, including a collaborative alliance interest in the online degree program of China Agricultural University and companies providing services for our international curriculum programs.

Net income (loss).    As a result of the above factors, we had a net income of RMB25.5 million in 2006 compared to a net loss of RMB2.9 million in 2005.

B.             Liquidity and Capital Resources

To date, we have financed our operations primarily through cash flows from operations, convertible debt and equity contributions by our shareholders. As of December 31, 2007, we had RMB497.1 million ($68.1 million) in cash and cash equivalents, respectively, and no outstanding short-term borrowings. Our cash and cash equivalents primarily consist of cash on hand, demand deposits and term deposits with remaining maturities of three months or less at the time of purchase that are placed with banks and other financial institutions. Although we consolidate the results of our Chinese affiliated entities, Hongcheng Education and Xiandai Technology, and their subsidiaries, we do not have direct access to the cash and cash equivalents or future earnings of these entities. A portion of the cash balances of our two Chinese affiliated entities and their subsidiaries may be paid to us pursuant to our contractual arrangements with these two entities and their subsidiaries for our technical and teaching support, enrollment system and other services. We may fund the cash needs of our Chinese affiliated entities from time to time through loan arrangements with intermediary banks, which provide loans to the Chinese affiliated entities in amounts equal to corresponding cash deposits that we make with the banks.

We expect that our future capital expenditures primarily will be for the payment of rent for learning center facilities, the construction of new campuses at our Anqing School and Jingzhou School (Southern Campus). We opened one learning center in August 2007 and an additional nine learning centers during the first quarter of 2008. We also plan to complete the construction of new campuses at the Anqing and Jingzhou schools by 2009. We expect that approximately RMB259.0 million of cash resources will be required for these projects, the majority of which, approximately RMB141.4 million, will be incurred for the construction of the new campuses. We have not encountered any difficulties in meeting our cash obligations to date.  In addition, we expect that the Anqing School will significantly increase its student enrollment by the Fall of 2008 and the Jingzhou School will begin student enrollment in 2009 after the completion of the first phase of the construction.  Since we do not expect to make other significant capital expenditures during this period, we believe that our current cash and cash equivalents, anticipated cash flow from operations as well as the net proceeds we received from our initial public offering will be sufficient to meet our presently anticipated cash needs through the end of 2009.  We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities or debt securities or borrow from lending institutions.

The following table sets forth a summary of our cash flows for the periods indicated:

	Years ended December 31,
	2004	2005	2006	2007
	RMB	RMB	RMB	RMB	$
	(In thousands)
Net cash (used in) provided by operating activities	(5,246)	(22,318)	82,798	83,127	11,395
Net cash (used in) investing activities	(27,017)	(7,950)	(82,776)	(95,899)	(13,146)
Net cash (used in) provided by financing activities	103,559	81,090	(6,808)	366,501	50,241
Effect of exchange rate changes	(2)	(1,846)	(811)	(4,930)	(674)
Net changes in cash and cash equivalents	71,294	48,976	(7,597)	348,799	47,816
Cash and cash equivalents at beginning of period	35,642	106,936	155,912	148,315	20,332
Cash and cash equivalents at end of period	106,936	155,912	148,315	497,114	68,148

Operating Activities

In the year ended December 31, 2007, we generated positive cash flow from operating activities of RMB83.1 million ($11.4 million), which was primarily derived from our net income of RMB2.5 million, plus additional positive cash flow of RMB70.5 million from a number of factors, including minority interest of RMB25.1 million, share-based compensation expenses of RMB3.6 million, depreciation of RMB8.2 million, goodwill impairment of RMB16.2 million, and amortization of acquired intangible assets of RMB8.5 million. These positive cash flows were also derived from aggregate changes in our current assets and liabilities of RMB10.1 million, which included a RMB20.9 million increase in accrued expenses and other current liabilities, a RMB25.0 million increase in amounts due to related parties, a RMB 7.9 million increase in deferred revenue and a RMB11.3 decrease in accounts receivable. Those positive factors were partially offset by changes in growth in amounts due from related parties of RMB52.5 million.  The increase in amounts due from related parties reflected higher service fees payable to us by our university partners in the year ended December 31, 2007 than those paid to us in the same period in 2006.

Prior to 2006, we financed our operating activities and our growth primarily through the proceeds from private placements of equity securities. In the year ended December 31, 2006, we generated positive cash flow from operating activities of RMB82.8 million. This increase in net cash provided by operating activities was attributable to our net income of RMB25.5 million, adjusted positively by RMB43.0 million for a number of factors, including primarily share-based compensation of RMB2.7 million, depreciation of RMB8.2 million and amortization of RMB8.8 million. Cash provided by operating activities was further increased by aggregate changes in our current assets and liabilities of RMB14.3 million, including primarily increases in our deferred revenue due to higher service fees we received from our university partners in 2006 as compared to 2005 and increases in our income tax payables and accounts payables, which were offset in part by other factors including decreases in our accounts receivables and deferred tax liabilities. Our amortization and depreciation expenses were higher than in the previous year, primarily because of our increased amortizable and depreciable assets following the acquisition of our interest in the collaborative alliance with China Agricultural University online degree program in November 2005, our acquisitions of the FEC program in September 2006 and our acquisition of the BCIT program in February 2006.

In 2005, our cash used in operating activities was RMB22.3 million. This amount reflected our net loss of RMB2.9 million, plus adjustments of non-cash items totaling RMB19.4 million, primarily because of minority interest, depreciation and amortization, which were more than offset by aggregate negative changes in our current assets and liabilities of RMB41.0 million. The most important of these adjustments were a decrease in amounts due to related parties and an increase in amounts due from related parties, which were offset in part by other changes, including an increase in our deferred revenue which was primarily due to our acquisition of new businesses in 2005.

Net cash used in operating activities for the year ended December 31, 2004 was RMB5.2 million. This amount resulted from our net income of RMB11.9 million, plus positive adjustments of RMB17.2 million being more than offset by aggregate negative changes in our assets and liabilities of RMB34.4 million. The most important changes in our assets and liabilities were an increase in the amounts due from related parties and a decrease in the amount due to related parties, which were offset in part by other changes, including increases in our deferred revenue and prepaid expenses and other current assets.

Investing Activities

Historically our net cash provided by operating activities has been insufficient to finance our investing activities, and we have financed our investing activities through issuances of convertible preferred shares and convertible notes.

In the year ended December 31, 2007, net cash used in investing activities was RMB95.9 million ($13.1 million), which is primarily related to our purchase of office space for our new headquarters in the amount of RMB31 million, to our acquisition of additional equity interests in our subsidiaries in the amount of RMB22.5 million and to our investment in the construction of our Anqing School in the amount of RMB27.1 million. Net cash used in investing activities was RMB82.8 million for the year ended December 31, 2006, as compared to RMB8.0 million and RMB27.0 million for the years ended December 31, 2005 and December 31, 2004, respectively. Net cash used in investing activities in 2006 related primarily to our purchase of business, net of cash acquired of RMB30.7 million, which related to our acquisition of interests in the China Agricultural University online degree program and our FEC program as well as our purchase of land use rights and property and equipment of RMB37.6 million, primarily in connection with our private primary and secondary schools. Net cash used in investing activities for the year ended December 31, 2005 was RMB8.0 million, which was primarily related to our acquisition of property and equipment of RMB10.7 million and the acquisition of our interest in a collaborative alliance with a new university partner of RMB6.9 million, which was partially offset by the cash acquired of RMB9.6 million in the collaborative alliance.

Financing Activities

Net cash provided by financing activities was RMB366.5 million ($50.2 million) for the year ended December 31, 2007. This is primarily attributable to the net proceeds that we received from our initial public offering, which was completed in this period. Net cash used in financing activities was RMB6.8 million for the year ended December 31, 2006, as compared to net cash provided by financing activities of RMB81.1 million in 2005 and RMB103.6 million in 2004. Net cash used in financing activities in 2006 was primarily attributable to cash dividends of RMB12.9 million paid to some of our shareholders, which was partially offset by capital contributions of RMB6.0 million by other shareholders. Net cash received in financing activities in 2005 was RMB81.1 million and was primarily attributable to proceeds received by us from the issuance of Series C preferred shares and convertible loans issued in conjunction with those preferred shares. Net cash provided by financing activities in 2004 was RMB103.6 million and was primarily attributable to RMB132.8 million of proceeds received from the issuance of Series B preferred shares, which was partially offset by the amount of RMB31.3 million that we paid to repurchase certain Series A preferred shares and ordinary shares that we reissued to investors subscribing to Series B preferred shares.

Capital Expenditures

We made capital expenditures of RMB6.3 million, RMB10.7 million, RMB37.6 million and RMB71.9 million ($9.9 million) for the years ended December 31, 2004, 2005, 2006 and 2007, respectively. In the past, our capital expenditures were used primarily for acquisitions of land and buildings for our private primary and secondary schools and additional office space in Beijing, Shanghai, Wuxi, Chongqing and Dalian relating to our online degree programs. We also incurred additional capital expenditures of approximately RMB31 million in acquiring a new office building that we purchased in November of 2007 to house our corporate headquarters.  Each of our three private schools, Pingdingshan School, Anqing School and Jingzhou School (Southern Campus), have associated properties that we own or lease. We estimate that our capital expenditures in 2008 will be approximately RMB111.9 million, primarily relating to the construction of ten new learning centers and for new campuses at the Jingzhou School and Anqing School.

C.             Research and Development, Patents and Licenses, Etc.

Intellectual Property and Proprietary Rights

We regard our copyrights, trademarks, trade secrets and other intellectual property rights as critical to our business. We rely on trademark and copyright law, trade secret protection, non-competition and confidentiality and/or licensing agreements with our executive officers, clients, contractors and others to protect our intellectual property rights. We have registered our chinaedu.com, prcedu.com and chinaedu.net Internet domain names, some of which are held by our Chinese affiliated entities.

We have directly, or indirectly through our Chinese affiliated entities, registered for trademark protection for certain intellectual property relating to our brand and our websites with the Trademark Office of the Chinese State Administration for Industry and Commerce, and we are currently applying for similar protection in the United States with the U.S. Patent and Trademark Office. We have also registered some of the computer software that we have developed for copyright protection with the Chinese National Copyright Office.

We, together with our university customers, have developed courseware for our university partners’ online degree programs. All of this courseware is proprietary to us or the collaborative alliances we form with these universities.

Our intellectual property is subject to risks of theft and other unauthorized use, and our ability to protect our intellectual property from unauthorized use is limited. In addition, we may be subject to claims that we have infringed the intellectual property rights of others. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we are unable to prevent others from using our intellectual property, our business may be materially and adversely affected” and “—We may be exposed to infringement or misappropriation claims by third parties, which, if successful, could cause us to pay significant damage awards.”

Technology

We provide end-to-end technology solutions to our customers providing online degree programs. Our technology consists of a series of systems and tools, including our Learning Management System, which enables the online universities to manage the entire student lifecycle from student application to graduation by providing system support to the student’s learning process and the university staff’s daily management process. We also provide a learning content creation and management system, which enables the team working on courseware development to bring the courseware from the concept and design stage to production and implementation, as well as manage courseware content, and various delivery and management systems and tools. Our strategy is to develop, integrate and deliver the most suitable, stable, efficient and cost-effective systems to our customers in the online education market in China. Our in-depth understanding of the online education market and the operational model of online education programs helps us develop technology solutions suited to the needs of our current and future customers. Our accumulated experience and proprietary technology have further strengthened our leading position in the online education service market.

Our technology is based on a Microsoft platform. Microsoft technologies are utilized and deployed according to architecture and usage models. Application software and databases are further supported by storage and back-up technologies. In addition to providing software solutions, along with maintenance support and customized development, we provide centralized system and network management services to our online degree program customers. Our production servers are hosted at a data center operated by China Telecom. In addition to the services provided by the data center (such as uninterrupted power supply), the servers are supported by advanced technologies to ensure security, scalability, reliability and expandability. Additionally, our bandwidth is scalable to accommodate spikes in user activity.

Using advanced technologies, our system can identify errors and isolate failed servers automatically to minimize the interruption of our customers’ access to our services. Our websites are hosted at a third party facility in Beijing. This facility provides redundant utility systems, a back-up electric generator and 24-hour server support. All our servers have redundant power supplies to maximize system and date availability. We regularly back-up our database on a server hosted at an Internet data center to minimize the impact of data loss due to system failures and we maintain back-up files offsite to facilitate disaster recovery.

D.            Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.              Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. Other than the warrants, we have not entered into any other derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. In addition, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Furthermore, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

FIN 46R requires a variable interest entity to be consolidated by the primary beneficiary of such entity. An entity is considered to be a variable interest entity if certain conditions are present, including where the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. As a result of our various agreements with Xiandai Technology and Hongcheng Education and their respective shareholders, we are considered the primary beneficiary of Xiandai Technology and Hongcheng Education, and these companies and all their subsidiaries have been consolidated in our financial statements. All significant transactions and balances between us, our subsidiaries, Xiandai Technology and Hongcheng Education have been eliminated upon consolidation.

F.              Tabular Disclosure of Contractual Obligations

Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2007.

	Payment Due by December 31
	Total	2008	2009	2010	2011	2012	Thereafter
	(In RMB thousands)
Operating lease obligations	15,714	6,971	3,828	2,965	1,227	723	—
Funding obligations to university partners(1)	5,000	4,000	1,000	—	—	—	—
Facility fees to a middle school(2)	19,800	1,000	1,000	1,000	1,200	1,200	14,400
Capital obligations for private primary and secondary schools(3)	141,434	110,634	30,800	—	—	—	—
Long-term debt obligations(4)	25,724	4,404	4,847	5,322	5,845	5,306	—
Unrecognized tax benefits(5)	4,332	—	—	—	—	—	—

(1)  We estimate that this amount will be required to fund the operating cost for our collaborative alliances with university partners. We are not obligated to make any payments at specific times, so we are unable to estimate when we will be required to make these contributions.

(2)  These amounts represent the user fees that our Anqing School will pay to the Fourth Middle School of Anqing for the use of certain facilities of the Fourth Middle School of Anqing over the period set out in the related agreement.

(3)  These amounts represent the remaining portion of our committed capital expenditures to the Anqing government and the Jingzhou government for the expansion of the Anqing School and the Jingzhou School (Southern Campus), respectively, of which RMB19.8 million has been contracted for with third-party contractors in 2007.

(4)  This amount represents the aggregate outstanding balance of the loan incurred to fund the acquisition of a new office building for our corporate headquarters.

(5)   This amount represents unrecognized tax benefits pursuant to FIN 48. Since there is a high degree of uncertainty regarding the timing of future cash outflows, we are unable to make reasonable estimates regarding the timing of settlement with the respective tax authority.

Other than the contractual obligations set forth above, we do not have any other long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities.

G.             Safe Harbor

This annual report contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “is expected to,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:

•                  our anticipated growth strategies;

•                  our future business development, results of operations and financial condition;

•                  expected changes in our revenues and certain cost and expense items;

•                  our ability to increase student enrollments and course fees and expand program, service and product offerings;

•                  competition in the language training, test preparation, primary and secondary education, educational content, software and other technology development and online education markets;

•                  risks associated with our offering of new educational programs, services and products and the expansion of our geographic reach;

•                  the expected increase in expenditures on education in China; and

•                  PRC laws, regulations and policies relating to private education and providers of private educational services.

You should read thoroughly this annual report and the documents that we refer to herein with the understanding that our actual future results may be materially different from and/or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this annual report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

This annual report also contains third-party data relating to the education market in China that includes projections based on a number of assumptions. The education market may not grow at the rates projected by market data, or at all. The failure of this market to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. Furthermore, if any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 6.  Directors, Senior Management and Employees

A.  Directors and Senior Management

Directors and Executive Officers

Members of our board of directors are elected by our shareholders. Our executive officers are appointed by, and serve at the discretion of, our board of directors.

The following table sets forth information concerning our directors and executive officers. The business address of each of our directors and executive officers listed below is 4th Floor-A, GeHua Building, No. 1 QinglongHutong, Dongcheng District, Beijing, 100007, People’s Republic of China.

Name	Age	Positions
Julia Huang	39	Chairman, Chief Executive Officer and Acting Chief Financial Officer
Shawn Ding	43	Director, President and Chief Operating Officer
Zonglian Gu	52	Director
Samuel Yen	36	Director
Min Fan	42	Director
Shasha Chang	49	Director
Xiaohong Chen	37	Director
Changqing Xie	44	Vice President

Julia Huang has served as our chairman since September 2007, our chief executive officer since June 2000 and our acting chief financial officer since March 2008. Prior to joining us, she was a senior manager at Ernst & Young Management Consulting (New York) Group from 1996 to 1999. Ms. Huang also served as a project manager at Merck & Co. from 1993 to 1995. Ms. Huang holds an MBA from Columbia Business School with concentrations in finance and international business and a master’s degree in chemical engineering and microbiology from University of Tennessee, Knoxville.

Shawn Ding has served as our director, president and chief operating officer since December 2004. Mr. Ding joined us in July 2001 as our chief technology officer. From 2000 to 2001, Mr. Ding was the chief technology officer of Infostream Technologies Inc., a U.S. company specializing in the development and implementation of packaged and customized enterprise resource planning software. He also served as a director of Internet application development at Automatic Data Processing, Inc. from 1999 to 2000 and was a director of system architecture at Prudential Insurance Company of America from 1992 to 1998. Mr. Ding received a bachelor’s degree in environmental science from Peking University, a bachelor’s degree in computer science from Rutgers University, and a master’s degree in computer science from New Jersey Institute of Technology.

Zonglian Gu has served as one of our directors since March 2005. Mr. Gu joined CMR Web as general manager in November 2001. Mr. Gu also currently serves as the dean of Renmin University of China’s Online Education College, and was previously a professor at Renmin University of China and served as the vice dean of Renmin University of China Online Education College and vice dean of the Adult Education College Department of Renmin University of China. Mr. Gu holds a bachelor’s degree in international politics from Renmin University of China and has over 19 years of experience in the public education sector.

Shasha Chang has served as one of our directors since August 2006. Ms. Chang currently serves as the General Manager of the China division of The McGraw-Hill Companies, Inc. Ms. Chang joined The McGraw-Hill Companies in 2003 as the Director of Standard and Poor’s Beijing office. Prior to joining the McGraw-Hill Companies, Ms. Chang was a corporate banker with Bank One and First National Bank of Chicago. Ms. Chang holds a master’s degree in comparative literature from the State University of New York and a bachelor’s degree from Guangdong Foreign Languages University.

Xiaohong Chen has served as one of our directors since December 2004. Ms. Chen is currently a managing director of Tiger Global Investment Consulting (Beijing) Co., Ltd., or Tiger Consulting. Prior to joining Tiger Consulting, Ms. Chen served as a vice president of Joyo.com Limited from February 2004 to September 2004. From July 1994 to February 2004, Ms. Chen was at Veronis Suhler Stevenson, most recently as managing director. Ms. Chen received her bachelor’s degree in history from Peking University and a master’s degree from Rutgers University.

Min Fan was elected as a director of our company in October 2007. Mr. Fan is one of the co-founders and the current chief executive officer of Ctrip.com International Ltd., a leading travel services firm in China. From 2000 to 2004, Mr. Fan served as Ctrip’s chief operating officer and executive vice president. Prior to founding Ctrip in 1999, Mr. Fan was the chief executive officer of Shanghai Travel Service Company, a leading domestic travel agency in China, and from 1990 to 1997 served in a number of senior management positions at Shanghai New Asia Hotel Management Company. Mr. Fan holds a master’s and a bachelor’s degree from Shanghai Jiao Tong University and has studied at the Lausanne Hotel Management School of Switzerland.

Samuel Yen was elected as a director of our company in October 2007. Mr. Yen is the vice president of finance and reporting at Alibaba Group, a leading China based e-commerce company operating online marketplaces and services for businesses and consumers. From 2004 to 2005, Mr. Yen served as financial controller and company secretary of Dynasty Fine Wines Group Limited and prior to that Mr. Yen served in various positions at PricewaterhouseCoopers and Arthur Andersen & Co., lastly as a senior manager. Mr. Yen received a bachelor’s degree in commerce from the University of Toronto and is a member of the American Institute of Certified Public Accountants, the Hong Kong Institute of Certified Public Accountants, the Institute of Certified Management Accountants and the CFA Institute.

Changqing Xie has served as a vice president of our company since February 2005. Prior to joining us, Mr. Xie was the chief executive officer of Wellent Institute of Education International (Asia) Limited from January 2001 to January 2005. He served as a manager of Oriental Patron Financial Services Group from August 1997 to December 2000. From January 1988 to August 1993, Mr. Xie was a lecturer at Peking University. Mr. Xie received a master’s degree in geography from Peking University and an MBA degree from the University of Georgia.

Employment Agreements

We have entered into employment agreements with each of our executive officers. The terms of these agreements are substantially similar to each other. Under these agreements, we have agreed to employ each of our executive officers for a period of three years, provided that their respective employment relationship with our company may be terminated by us or the executive officer under certain circumstances. These agreements do not provide for any special termination or severance benefits beyond what is required under the relevant laws of China, nor do we have other arrangements with these executive officers regarding such matters. Under these agreements, each executive officer has agreed not to disclose our confidential information and to abide by certain non-competition restrictions during his or her tenure with our company and for a period of two years thereafter.

B.  Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2007, we paid aggregate cash compensation of approximately RMB1.8 million ($0.3 million) to our executive officers as a group, which includes all salary, cash bonuses, and housing allowances paid by us. Other than the grant of options to purchase an aggregate of 530,810 of our ordinary shares, we did not provide any other non-cash compensation to our executive officers as a group. See “—Share-Based Compensation Plans” for additional information with respect to these option grants. For the year ended December 31, 2007, we did not pay any cash compensation to our directors for serving as directors, and, although we occasionally compensate certain of our board members through the grant of stock options, other than the grant of options to our independent directors to purchase an aggregate of 40,000 of our ordinary shares provided on the date of closing of our initial public offering, we did not provide any other non-cash compensation to our directors (except in their capacity as executive officers).

Stock-Based Compensation Plans

We adopted our equity incentive plan in November 2007. Our equity incentive plan replaced our amended and restated stock option plans adopted by us in March 2007 and December 2004, which had amended and restated our original stock option plan adopted in 2000. Our equity incentive plan provides for the grant of options as well as restricted share and restricted stock units, referred to as “awards.” The purpose of the plan is to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants, and promote the success of our business.

Administration.    Our board of directors administers the plan. Upon completion of our December 14, 2007 offering and the establishment of our compensation committee, the board upon resolution delegated all of its powers with respect to the administration of the plan to the compensation committee. Subject to the provisions of the plan and subject to the approval of any relevant authorities, the compensation committee has the authority in its discretion, within certain parameters, to determine among other things, the provisions, terms and conditions of each award, including, but not limited to, the exercise price for the options, the purchase price for restricted stock and restricted stock units (if any), vesting schedule, forfeiture provisions, form of payment of exercise price or purchase price and other applicable terms. Unless specifically approved by the board of directors, the minimum vesting schedule for any option grant is three years and acceleration of vesting is not permitted.

Option Terms.    Share options granted under our equity incentive plan may be incentive share options, or ISOs, which are intended to qualify for favorable U.S. federal income tax treatment under the provisions of Section 422 of the U.S. Internal Revenue Code of 1986, as amended, or non-qualified share options, or NSOs, which do not so qualify. Under our equity incentive plan, the exercise price of ISOs cannot be less than the fair market value of our ordinary shares on the date of grant. However, in the case of an ISO granted to a grantee who at the time of grant owned shares possessing more than 10.0% of the combined voting power of all classes of our share capital (including any equity of any of our Chinese subsidiaries), the option price may not be less than 110.0% of the fair market value of our ordinary shares on the date of grant of such ISO and the option period may not be greater than five years from the date of grant. The exercise price for NSOs is determined by the board of directors but may not be less than the fair market value of ordinary shares on the date of grant.

Eligibility.    Under our equity incentive plan, awards may be issued to employees, non-employee directors or consultants of our company or our Chinese subsidiaries, although ISOs may only be issued to our employees or the employees of our Chinese subsidiaries.

Option Exercise and Termination of Awards.    Share options granted under the plan may be exercised within the option period specified by our board of directors or the compensation committee (after it is established), which shall not be more than ten years from the date of option grant. If an option holder’s service terminates due to the option holder’s death or disability, the unvested portion of a share option is forfeited and the vested portion is still exercisable for a period of one year following the option holder’s death or disability or until the expiration of the option period (if sooner). If an option holder’s service ends for reasons other than death or disability, the unvested portion of a share option will be forfeited and the vested portion will be exercisable for a period of ninety days following the option holder’s termination or until the expiration of the option period (if sooner). Awards of restricted stock or restricted stock units that are unvested will be forfeited at the time of termination of service.

Third Party Acquisition.    If a third party acquires us through a merger or consolidation transaction in which we are not the surviving corporation, all outstanding share options will be substituted by the surviving or resulting corporation. We are authorized to cancel any outstanding options upon the effective date of any such transaction, provided that we notify each option holder of our intention to do so at least 30 days prior to the effective date of the transaction and permit the optionees to exercise their options in full during this period. We are also authorized to cancel any outstanding awards and pay or deliver to the holder an amount in cash or securities having a value equal to the formula or fixed price per share paid to shareholders in the case of restricted stock or restricted stock units. In the case of options, the holder will receive an amount equal to the product of the number of shares subject to the option multiplied by the amount, if any, by which the formula or fixed price per share paid to shareholders in the transaction exceeds the option exercise price applicable to such award.

Amendment and Termination of Plan.    Our board of directors may at any time amend, suspend or terminate our equity incentive plan. Amendments to our equity incentive plan are subject to shareholder approval, to the extent required by law, or by stock exchange rules or regulations. Any amendment, suspension or termination of our equity incentive plan must not adversely affect awards already granted without consent of the recipient of such awards. Unless terminated earlier, our equity incentive plan shall continue in effect for a term of ten years from the date of adoption.

As of the date of this report, our board of directors has authorized the issuance of up to 14,015,310 ordinary shares upon exercise of awards granted under our equity incentive plan, with an increase each year equal to two percent of the outstanding number of shares as of the immediately preceding year ended December 31st. As of the date of this annual report options to purchase 9,976,667 ordinary shares were outstanding and options to purchase 788,643 ordinary shares remained available for future option grants. The following table summarizes, as of the date of this annual report, the option grants made to our directors and executive officers pursuant to our equity incentive plan:

Name	Ordinary Shares Underlying Option Grant		Exercise Price ($ /share)		Grant Date	Expiration Date
Julia Huang	600,000	(1)	0.20		November 28, 2001	November 28, 2011
	800,000	(1)	0.20		December 15, 2001	December 15, 2011
	300,000	(1)	0.20		December 31, 2003	December 31, 2013
	300,000	(1)	0.20		December 31, 2003	December 31, 2013
	768,300	(2)	1.09		March 14, 2004	March 14, 2014
	405,900	(2)	1.26		April 12, 2005	April 12, 2015
	275,175	(2)	1.58		December 31, 2005	December 31, 2015
	268,905	(2)	1.85		March 14, 2006	March 14, 2016
	250,000	(2)	2.86		April 23, 2007	April 23, 2017

Shawn Ding	200,000	(3)	0.20		November 28, 2001	November 28, 2011
	500,000	(3)	0.20		August 1, 2002	August 1, 2012
	500,000	(3)	0.20		August 1, 2003	August 1, 2013
	768,300	(4)	1.09		March 14, 2004	March 14, 2014
	100,000	(4)	0.86		December 10, 2004	December 10, 2014
	405,900	(4)	1.26		April 12, 2005	April 12, 2015
	275,175	(4)	1.58		December 31, 2005	December 31, 2015
	268,905	(4)	1.85		March 14, 2006	March 14, 2016
	250,000	(4)	2.86		April 23, 2007	April 23, 2017

Zonglian Gu	*		0.50		August 1, 2003	August 1, 2013
	*		2.86		April 23, 2007	April 23, 2017

Ge (Michael) Xu+	*		2.86		April 23, 2007	April 23, 2017

Changqing Xie	*		0.86		December 10, 2004	December 10, 2014

Samuel Yen	*		3.05	(5)	December 14, 2007	December 14, 2017

Min Fan	*		3.05	(6)	December 14, 2007	December 14, 2017

*  Director or officer beneficially owns less than 1% of our ordinary shares outstanding as of the date of this annual report, including ordinary shares convertible from our preferred shares, as well as the ordinary shares underlying options exercisable by such person within 60 days of the date of this annual report.

+  Mr. Xu resigned from his position with the Company effective March 31, 2008.

(1)  These options were transferred for no consideration by Ms. Huang to MLP Holdings Limited, a British Virgin Islands company, on December 5, 2004, and were exercised by MLP Holdings Limited on December 31, 2004. Qing Li is the sole shareholder of MLP Holdings Limited. See “—E.  Share Ownership.”

(2)  Ms. Huang is holding her stock options through her wholly-owned British Virgin Islands company, South Lead Technology Limited.

(3)  These options were transferred for no consideration by Mr. Ding to New Value Technology Limited, a British Virgin Islands company, on December 1, 2003, 700,000 of these options were exercised by New Value Technology Limited on December 31, 2004 and the remaining 500,000 were exercised by New Value Technology on February 23, 2006. Qing Li is the sole shareholder of New Value Technology Limited. See “—E.  Share Ownership.”

(4)  Mr. Ding holds his options through his wholly-owned British Virgin Islands company, Moral Known Industrial Limited.

(5)  Mr. Yen was granted options to purchase ordinary shares on the date of the closing of our initial public offering at an exercise price of US$3.05.  The exercise price represents the closing market price of an ADS as quoted on the Nasdaq Global Market on the date of grant (which was the date of closing of our initial public offering), divided by three (since each ADS represents three ordinary shares).

(6)  Mr. Fan was granted options to purchase ordinary shares on the date of the closing of our initial public offering at an exercise price of US$3.05.  The exercise price represents the closing market price of an ADS as quoted on the Nasdaq Global Market on the date of grant (which was the date of closing of our initial public offering), divided by three (since each ADS represents three ordinary shares).

Pension and Similar Benefits

Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total amount we have accrued under such employee benefits plans as of December 31, 2007 was approximately RMB14.7 million ($2.0 million).

C.  Board Practices

Board Composition

Our board of directors consists of seven directors, two of whom satisfy the “independent” requirements of the Nasdaq corporate governance rules and the SEC regulations. We will rely on a Nasdaq rule that permits a foreign private issuer to be exempted from the requirement that a majority of its board of directors must be “independent.” We intend to comply, however, with the other Nasdaq corporate governance rules, in particular, the independent requirements for the relevant board committees discussed below.  There are no family relationships between any of our directors and executive officers.

Committees of the Board of Directors

To enhance our corporate governance, we established, upon completion of our initial public offering, three committees under the board of directors: the audit committee, the compensation committee and the nominating committee. We adopted charters for each of these committees. The committees will have the following functions and members.

Audit Committee

Our audit committee charter will require that the members of the audit committee satisfy applicable Nasdaq corporate governance rules on independence. Our audit committee consists of Samuel Yen, Min Fan and Xiaohong Chen, with Samuel Yen serving as the chairman of the committee, and with Samuel Yen and Min Fan being independent directors. We expect that within one year of our initial public offering our audit committee will consist solely of independent directors.

Our audit committee is responsible for, among other things:

•

the appointment, evaluation, compensation, oversight and termination of the work of our independent registered public accounting firm (including the resolution of disagreements between our management and the independent registered public accounting firm regarding financial reporting);

•

ensuring that it receives from our independent registered public accounting firm a formal written statement attesting to the registered public accounting firm’s independence and describing all relationships between our independent registered public accounting firm and us;

•	pre-approving both audit and non-audit services, including tax services, to be provided by our independent registered public accounting firm in accordance with Nasdaq rules;

•	reviewing our annual audited financial statements and, if deemed appropriate by the audit committee, other publicly disclosed financial information;

•

reviewing with our independent registered public accounting firm all critical accounting policies and practices to be used by us in preparing our financial statements, all alternative treatments of financial information within U.S. GAAP, and other material communications between our independent registered public accounting firm and management;

•	reviewing our policies with respect to risk assessment and risk management;

•	reviewing, with management and counsel, any legal matters that may have a material impact on us and any material reports or inquiries from regulatory or governmental agencies; and

•

ensuring that we have established procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls, auditing matters or potential violations of law, and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters or potential violations of law.

 Compensation Committee

Our compensation committee charter will require that the members of the compensation committee satisfy applicable Nasdaq corporate governance rules on independence. Our compensation committee consists of Samuel Yen, Min Fan and Xiaohong Chen, with Xiaohong Chen serving as the chairman of the committee, and with Samuel Yen and Min Fan being independent directors. We expect that within one year of our initial public offering our compensation committee will consist solely of independent directors.  Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. In addition, the compensation committee reviews stock compensation arrangements for all of our other employees. Members of the compensation committee will not be prohibited from direct involvement in determining their own compensation. Our chief executive officer is not permitted to be present at any committee meeting during which his or her compensation is deliberated. Our compensation committee is responsible for, among other things:

•	approving and overseeing the total compensation package for our executives;

•	reviewing and making recommendations to the board with respect to the compensation of our directors;

•

reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation;

•	reviewing the results of, and procedures for, the evaluation of the performance of other executive officers;

•	reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, and administering these plans;

•	reviewing and making recommendations to the board regarding all new employment, consulting, retirement and severance agreements and arrangements proposed for our executives; and

•	selecting peer groups of companies to be used for purposes of determining competitive compensation packages.

Nominating Committee

Our nominating committee charter will require that the members of the nominating and corporate governance committee satisfy applicable Nasdaq corporate governance rules on independence. Our nominating and corporate governance committee consists of Samuel Yen, Min Fan and Xiaohong Chen, with Min Fan serving as the chairman of the committee, and with Samuel Yen and Min Fan being independent directors. We expect that within one year of our initial public offering our nominating and corporate governance committee will consist solely of independent directors. The nominating committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. Our nominating committee is responsible for, among other things:

•	selecting and recommending to the board nominees for election or re-election to the board; and

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, skills, experience, age and availability of service to us.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics, which will be applicable to all of our directors, officers and employees. We have made our code of business conduct and ethics publicly available on our website.

Duties of Directors

Under Cayman Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. We have the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	supervising and directing the business and affairs of our company in the interest, and for the benefit, of our shareholders in order to enhance shareholder value over the long term;

•	exercising its business judgment to act in a manner which it reasonably believes to be in the best interests of our company and shareholders consistent with its fiduciary duties;

•	reviewing and, where appropriate, approving our major strategic, financial and business objectives, plans and actions;

•	establishing policies and principles for the selection, and possible succession planning, of directors, the chief executive officer and other senior management officers;

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of the officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares in our company, including the registering of such shares in our share register.

Interested Transactions

A director may vote in respect of any contract or transaction in which he is interested, provided that the nature and extent of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to the consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee of directors that a director is a shareholder of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

Remuneration and Borrowing

The directors may determine remuneration to be paid to the directors. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Subject to certain restrictions, the directors may exercise all the powers of our company to borrow money and to mortgage or charge our undertaking, property and uncalled capital or any part thereof and to issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of our company or of any third party.

Qualification

A director is not required to hold any shares in our company in order to serve as a director.

Terms of Directors and Executive Officers

At each annual general meeting of the shareholders of our company, one-third of our directors at such time are required to retire from office and are eligible for re-election. All of these directors will retain office until the close of such general meeting.

Limitation on Liability and Other Indemnification Matters

Cayman Islands law allows us to indemnify our directors, officers, auditors and trustee acting in relation to any of our affairs against actions, costs, charges, losses, damages and expenses incurred by reason of any act done or omitted in the execution of their duties as our directors, officers, auditors and trustee.

Under our fifth amended and restated memorandum and articles of association adopted upon the closing of our initial public offering, we indemnified our directors, officers, auditors, trustees and their heirs, executors, administrators and personal representatives respectively to the maximum extent permitted by law out of our assets from and against all actions, proceedings, costs, charges, losses, damages and expenses which they or any of them shall or may incur or sustain by reason of any act done or omitted in or about the execution of their duty in their respective offices or trusts, except such (if any) as they shall incur or sustain by or through their own willful default.

D.  Employees

We had 393 employees, 816 employees, 813 employees and 1,078 employees as of December 31, 2004, 2005, 2006 and 2007.  The increase in the number of our employees from 2004 to 2007 was primarily due to our acquisition of new businesses, establishment of collaborative alliances with new university partners and the increase in general and administrative employees as a result of our initial public offering over the same period.  The following table sets forth the number of our employees categorized by function and the percentage of each category of our total employees as of December 31, 2007.

	Employees	Percentage
Operations and program support	614	56.96%
Management and administration	256	23.74%
Research and development	133	12.32%
Selling and marketing	75	6.98%
Total number of employees	1,078	100.0%

We believe that our relations with our employees are good, and we have not experienced any significant labor disputes. Our employees are not represented by any collective bargaining agreements or labor unions.

We are required by PRC law to participate in various government sponsored benefit and pension programs for our employees. We are required to accrue a portion of the salaries, bonuses and certain other payments to our employees for these benefits. The total amount we have accrued under our employee benefits plans as of December 31, 2007 was approximately RMB14.7 million ($2.0 million).

Under our equity incentive plan, we granted certain employees options to purchase our ordinary shares. For a description of our equity incentive plan, see “—B. Compensation—Share-Based Compensation Plans.”

E.  Share Ownership

The following table sets forth information, as of the date of this annual report, with respect to the beneficial ownership of our ordinary shares by:

•                  each person known to us to own beneficially more than 5% of our ordinary shares; and

•                  each of our directors and executive officers who beneficially own our ordinary shares.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table below have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. A shareholder is also deemed to be, as of any date, the beneficial owner of all securities that such shareholder has the right to acquire within 60 days after that date through (a) the exercise of any option, warrant or right, (b) the conversion of a security, (c) the power to revoke a trust, discretionary account or similar arrangement, or (d) the automatic termination of a trust, discretionary account or similar arrangement.

	Ordinary Shares Beneficially Owned
	Number(1)	%(2)
Directors and Executive Officers
Julia Huang(3)	1,620,253	2.7
Shawn Ding(4)	1,720,253	2.9
Shasha Chang(5)	3,377,336	5.8
Xiaohong Chen(6)	10,132,934	16.8
Zonglian Gu	*	*
Changqing Xie	*	*
Samuel Yen	*	*
Min Fan	*	*
All directors and executive officers As a group	17,257,443	27.0

*  Director or executive officer who beneficially owns less than 1% of our ordinary shares.

(1)  Beneficial ownership of each listed person includes the shares such person has the right to acquire within 60 days after the date of this annual report.

(2)  Percentage of beneficial ownership of each listed person is based on 58,434,407 ordinary shares outstanding as of June 23, 2008 and the ordinary shares underlying options and warrants exercisable by such person within 60 days of the date of this annual report.

(3)  Represents ordinary shares underlying stock options from us held by South Lead Technology Limited, a British Virgin Islands company, and exercisable by South Lead Technology Limited within 60 days of the date of this annual report. Ms. Huang is the beneficial owner of all the outstanding stock of South Lead Technology Limited.

(4)  Represents ordinary shares underlying stock options exercisable within 60 days of the date of this annual report held by Mr. Ding through his wholly-owned British Virgin Islands Company, Moral Known Industrial Limited.

(5)  Represents 3,377,336 ordinary shares held by The McGraw-Hill Companies, Inc. Ms. Chang is the general manager of the China division of The McGraw-Hill Companies, Inc. Ms. Chang disclaims beneficial ownership of all of our shares held by The McGraw-Hill Companies, Inc., except to the extent of her pecuniary interest therein.

(6)  Represents 8,357,884 ordinary shares and warrants to purchase 1,766,873 ordinary shares (which warrants are exercisable in full within 60 days of the date of this annual report), held by Tiger Global Private Investment Partners II, L.P., a Cayman Islands limited partnership, and 6,750 ordinary shares and warrants to purchase 1,427 ordinary shares (which warrants are exercisable in full within 60 days of the date of this annual report), held by Tiger Global II, L.P., a Delaware limited partnership. Ms. Chen is managing director at Tiger Global Private Investment Partners II, L.P. Ms. Chen disclaims beneficial ownership of all of our shares held by entities affiliated with Tiger Global Private Investment Partners II, L.P., except to the extent of her pecuniary interest therein.

As of the date of this annual report, warrants to purchase 2,254,786 of our ordinary shares that are exercisable within 60 days of the date of this annual report are held by record holders in the United States, which represents 3.3% of our total share capital. We have a total of 14 record holders in the United States.

None of our existing shareholders has voting rights that differ from the voting rights of other shareholders after the closing of our initial public offering.

Item 7.  Major Shareholders and Related Party Transactions

A.  Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B.  Related Party Transactions

Contractual Arrangements relating to Certain Affiliated Entities

Due to the Chinese regulatory restrictions on foreign investment in the Internet and K-12 education sectors, we entered into a series of agreements with Hongcheng Education and Xiandai Technology, our Chinese affiliated entities in which we do not have a direct ownership interest, for us to maintain effective control over and receive the economic benefits of those entities. For the regulatory restrictions, see “Item 4. Information on the Company—B. Business Overview—Regulation.”

Contractual Arrangements with respect to Hongcheng Education

Under the current Chinese legal framework, foreign invested companies are not permitted to invest in K-12 schools in China. We operate the three private primary and secondary schools through Hongcheng Education, and have entered into a series of agreements with Hongcheng Education and its shareholders, Mr. Changqing Xie, one of our officers, and Mr. Xueshan Yang, one of our directors, to maintain effective control over and receive the economic benefits of Hongcheng Education. Currently, Mr. Xie and Mr. Yang hold 72% and 28% of the equity interest in Hongcheng Education, respectively. The material agreements that currently govern the relationship and economic arrangements between Hongcheng Education and us are described in greater detail below.

ChinaEdu and Changqing Xie Loan Agreement.    We entered into a loan agreement with Mr. Xie on January 3, 2005 (and amended such agreement on July 12, 2005 and July 18, 2007), pursuant to which we loaned Mr. Xie approximately $4.8 million to fund the registered capital requirements of Hongcheng Education. The term of the loan is 20 years and may be extended with the consent of the parties. To the extent permitted by Chinese law, the loan may only be repaid by Mr. Xie transferring all of his equity interests in Hongcheng Education to us (or our designee). Mr. Xie has agreed that we have the right to appoint all directors to the board of directors of Hongcheng Education that Mr. Xie is entitled to appoint in his capacity as a shareholder of the entity.

ChinaEdu and Xueshan Yang Loan Agreement.    We entered into a loan agreement with Mr. Yang on January 3, 2005 (and amended such agreement in June 2005 and July 18, 2007), pursuant to which we loaned Mr. Yang approximately $1.8 million to fund the registered capital requirements of Hongcheng Education. The term of the loan is 20 years and may be extended with the consent of the parties. To the extent permitted by Chinese law, the loan may only be repaid by Mr. Yang transferring all of his equity interests in Hongcheng Education to us (or our designee). Mr. Yang has agreed that we have the right to appoint all directors to the board of directors of Hongcheng Education that Mr. Yang is entitled to appoint in his capacity as a shareholder of the entity.

Hongcheng Education, Changqing Xie, Xueshan Yang and Hongcheng Technology Shareholder’s Voting Rights Entrustment Agreement.    Hongcheng Education, Mr. Xie and Mr. Yang and Hongcheng Technology entered into a shareholder’s voting rights entrustment agreement dated on July 12, 2005, pursuant to which Mr. Xie and Mr. Yang irrevocably entrusted Hongcheng Technology with the right to act as their proxies and vote their shares in Hongcheng Education. Mr. Xie entered into a second similar agreement with Hongcheng Education and Hongcheng Technology on December 20, 2005. These agreements will remain effective as long as Mr. Xie or Mr. Yang, respectively, remains a shareholder in Hongcheng Education.

Changqing Xie, Xueshan Yang and Hongcheng Technology Call Option Agreement.    Mr. Xie and Mr. Yang entered into a call option agreement with Hongcheng Technology on July 12, 2005 pursuant to which Mr. Xie and Mr. Yang each granted irrevocable options to purchase all or, in the case of Mr. Xie, a portion, of their respective equity interests in Hongcheng Education to Hongcheng Technology at the lowest price permitted under applicable Chinese laws. Mr. Xie entered into a second similar call option agreement with Hongcheng Technology on December 20, 2005 granting similar rights to Hongcheng Technology with respect to shares in Hongcheng Education held by Mr. Xie that were not covered under the original call option agreement.

Changqing Xie, Xueshan Yang and Hongcheng Technology Equity Pledge Agreement.    As security for Mr. Xie and Mr. Yang’s obligations under their Call Option Agreements and Shareholder Voting Rights Entrustment Agreements with

Hongcheng Technology and Hongcheng Education’s obligations under the technical consulting and services agreement with Hongcheng Technology, Mr. Xie and Mr. Yang pledged all of their equity interests in Hongcheng Education and all distributions arising from those interests to Hongcheng Technology under equity pledge agreements dated July 12, 2005 and December 20, 2005, as amended on July 18, 2007.

Power of Attorney by Changqing Xie and Xueshan Yang.    For purposes of securing their performance under the various agreements that they have entered into with us and Hongcheng Technology, both Mr. Xie and Mr. Yang have irrevocably appointed Hongcheng Technology as their attorneys-in-fact and have authorized Hongcheng Technology to take all actions on their behalf (as shareholders of Hongcheng Education) that are deemed appropriate by Hongcheng Technology.

Hongcheng Technology and Hongcheng Education Exclusive Technical Consulting and Services Agreement.    In July 2007, we, through our wholly-owned subsidiary Hongcheng Technology, entered into an exclusive technical consulting and services agreement with Hongcheng Education. Under this agreement Hongcheng Technology provides courseware and product development services, website design services, maintenance and security services, employee training services and any other services that may be agreed upon by the parties to Hongcheng Education. As consideration for these services Hongcheng Education pays Hongcheng Technology a service fee equal to 80% of its annual gross revenue.

Contractual Arrangements with respect to Xiandai Technology

On July 12, 2005, we entered into a series of agreements with Xiandai Technology, the ICP license holder for operating our website www.chinaedu.net, and its shareholders, our former director Mr. Gongquan Wang and current director Mr. Xueshan Yang, to maintain effective control over and receive the economic benefits of Xiandai Technology and satisfy the Chinese regulatory restrictions on foreign investment in the ICP sector. Currently, Mr. Wang and Mr. Yang each hold 50% of the equity interest in Xiandai Technology. The material agreements that currently govern the relationship and economic arrangements between Hongcheng Technology and Xiandai Technology are described in greater detail below.

Hongcheng Technology and Gongquan Wang Loan Agreement.    Hongcheng Technology and Mr. Wang entered into a loan agreement on July 12, 2005 (and amended such agreement on August 30, 2006) under which Hongcheng Technology loaned Mr. Wang RMB0.3 million to fund the registered capital requirements of Xiandai Technology. The term of the loan is 20 years and may be extended with the consent of the parties. To the extent permitted by Chinese law, the loan may be repaid by Mr. Wang using the proceeds from the transfer all of his equity interests in Xiandai Technology to Hongcheng Technology or its designee. The parties have agreed that Hongcheng Technology has the right to appoint all directors to the board of directors of Xiandai Technology that Mr. Wang is entitled to appoint in his capacity as a shareholder of the entity.

Hongcheng Technology and Xueshan Yang Loan Agreement.    Hongcheng Technology and Mr. Yang entered into a loan agreement on July 12, 2005 (and amended such agreement on August 30, 2006) under which Hongcheng Technology loaned Mr. Yang RMB0.3 million to fund the registered capital requirements of Xiandai Technology. The term of the loan is 20 years and may be extended with the consent of the parties. To the extent permitted by Chinese law, the loan may be repaid by Mr. Yang using the proceeds from the transfer all of his equity interests in Xiandai Technology to Hongcheng Technology or its designee. The parties have agreed that Hongcheng Technology has the right to appoint all directors to the board of directors of Xiandai Technology that Mr. Yang is entitled to appoint in his capacity as a shareholder of the entity.

Xiandai Technology, Gongquan Wang, Xueshan Yang and Hongcheng Technology Shareholders’ Voting Rights Entrustment Agreement.    Xiandai Technology, Mr. Wang, Mr. Yang and Hongcheng Technology entered into a shareholder’s voting rights entrustment agreement pursuant to which Mr. Wang and Mr. Yang irrevocably entrusted Hongcheng Technology with the right to act as their proxies and vote all of their shares in Xiandai Technology. This agreement will remain effective as long as either of Messrs. Wang or Yang remains a shareholder in Xiandai Technology.

Gongquan Wang, Xueshan Yang and Hongcheng Technology Call Option Agreement.    Mr. Wang and Mr. Yang also entered into call option agreements with Hongcheng Technology under which each of them granted to Hongcheng Technology or its designee irrevocable options to purchase all of their respective equity interests in Xiandai Technology at the lowest price permitted under applicable Chinese laws.

Gongquan Wang, Xueshan Yang and Hongcheng Technology Equity Pledge Agreement.    Mr. Wang and Mr. Yang also pledged all of their equity interests in Xiandai Technology and all distributions arising from those interests to Hongcheng Technology under equity pledge agreements dated July 12, 2005, as amended on July 18, 2007, to secure their performance under their Call Option Agreements and Shareholder Voting Rights Entrustment Agreements with Hongcheng Technology and the performance of Xiandai Technology under the Technical Consulting and Services Agreement with Hongcheng Technology.

Power of Attorney by Gongquan Wang and Xueshan Yang.    Each of Mr. Wang and Mr. Yang has appointed Hongcheng Technology as his attorney-in-fact with and has authorized Hongcheng Technology to take all the actions on his behalf (as a shareholder of Xiandai Technology) that are deemed appropriate by Hongcheng Technology.

Hongcheng Technology and Xiandai Technology Exclusive Technical Consulting and Services Agreement.    We, through our wholly-owned subsidiary Hongcheng Technology, entered into an exclusive technical consulting and services agreement with Xiandai Technology. Under this agreement Hongcheng Technology provides network technology development services, website design services, maintenance and security services, employee training services and any other services that may be agreed upon by the parties to Xiandai Technology. As consideration for these services Xiandai Technology pays Hongcheng Technology a service fee equal to 80% of its annual gross revenue.

Stock Option Grants

We have granted options to purchase our ordinary shares to certain of our employees, directors and officers under our equity incentive plan. As of the date of this annual report, there were outstanding options to purchase an aggregate of  9,976,667 ordinary shares.  For a description of our equity incentive plan and these option grants, see “Item 6.  Directors, Senior Management and Employees Management—B. Compensation—Stock-Based Compensation Plans.”

Registration Rights

Pursuant to our fourth amended and restated registration rights agreement entered into in March 2007, we have granted certain registration rights to holders of our registrable securities, which include our preferred shares and ordinary shares converted from our preferred shares as well as ordinary shares owned by certain of our early shareholders, or founders, as of August 18, 2000. As of December 31, 2007, the holders of an aggregate of 29,536,862 ordinary shares will be entitled to the registration rights provided under this registration rights agreement. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Rights.    Holders of at least 25% of registrable securities (excluding for such purposes the shares held by the founders) have the right to demand that we file a registration statement covering the offer and sale of their securities as long as the securities to be registered have an aggregate offering price of at least $5.0 million. We, however, are not obligated to effect a demand registration (1) if we have already effected two demand registrations, (2) during the period beginning on the 60th day prior to our good faith estimate of the filing date of, and ending on the 180th day after the effective date of, a public offering of our securities initiated by us, or (3) if the securities to be registered can be immediately registered on Form S-3 or Form F-3, as applicable. We have the right to defer filing of a registration statement for up to 60 days if our board of directors determine in good faith that filing of a registration will be detrimental to us, but we cannot exercise the deferral right more than once in any 12 month period.

Form F-3 or S-3 Registration Rights.    When we are eligible to register our shares using Form F-3 or Form S-3, holders of registrable securities then outstanding have the right to request that we file a registration statement under Form F-3 or Form S-3 as long as the aggregate amount of securities to be sold under the registration statement exceeds $1.50 million. We may defer filing of a registration statement on Form F-3 or Form S-3 for up to 60 days if our board of directors determine in good faith that filing such a registration statement will be detrimental to us and our shareholders, provided that we cannot exercise the deferral right more than once in any 12 month period. We are not obligated to file a registration statement on Form F-3 or Form S-3 if we have already effected two registrations on Form F-3 or Form S-3 within the 18 month period preceding the date of such request.

Piggyback Registration Rights.    If we propose to file a registration statement for a public offering of our securities other than as required by the agreement granting holders of our registrable securities the registration rights or pursuant to a registration statement relating to the sale or issuance of securities under an employee benefit plan or in connection with a corporate reorganization, then we must offer holders of registrable securities an opportunity to include in such registration all or any part of their registrable securities. We must use our best effort to cause the underwriters in any underwritten offering to permit these shareholders who so requested to include their shares on the same terms and conditions as our securities to be registered.

Expenses of Registration.    We will pay all expenses relating to any demand, piggyback or F-3 or S-3 registration other than underwriting commissions and discounts, and fees and disbursements for counsel for selling shareholders, if applicable.

Indemnification.    We are required to indemnify any selling holders of our registrable securities and any underwriters engaged in connection with sales of our ordinary shares pursuant to these registration rights.

Shareholders Agreement

We entered into a shareholders agreement with certain holders of our ordinary shares and preferred shares, and this shareholders agreement has been amended and restated from time to time in connection with our issuance of additional ordinary or preferred shares. The shareholders agreement contains certain restrictions on transfers of our shares by these shareholders, including rights of first offer in favor of our company and the preferred holders on transfers by the ordinary holders, rights of co-sale in favor of the preferred holders with respect to transfers by the ordinary holders and restrictions on the transfer of equity interests of, and the incurring of indebtedness by, certain shareholders that are not natural persons. In addition, the shareholders agreement grants the shareholders certain rights to information with respect to our company and contains provisions requiring the shareholders to vote their shares so as to elect designees of certain of the shareholders to our board of directors. The shareholders agreement automatically terminated upon the consummation of our initial public offering.

Employment Agreements

See “Item 6. Directors, Senior Management and Employee—A. Directors and Senior Management” for a description of the employment agreements we have entered into with our senior executive officers.

Share Incentives

See “Item 6. Directors, Senior Management and Employee—B. Compensation—Compensation of Directors and Executive Officers” for a description of share options and stock purchase rights we have granted to our directors, officers and other individuals as a group.

C. Interests of Experts and Counsel

Not applicable.

Item 8.  Financial Information

A. Consolidated Statements and Other Financial Information

Please refer to Item 18 for a list of our annual consolidated financial statements filed as part of this annual report. The financial statements contained in this annual report begin on page F-1.

Dividend Policy

Since the incorporation of our company in 1999, we have not declared or paid any dividends on our ordinary shares or ADSs. We have no present plan to declare or pay any dividends on our ordinary shares or ADSs in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our subsidiaries in China. Current Chinese regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our subsidiaries in China are required to set aside a certain amount of their accumulated after-tax profits each year, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Further, if our subsidiaries in China incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

Under the previous Chinese tax law, dividend payments to foreign investors made by FIEs, such as our Chinese subsidiaries, were exempt from PRC withholding tax. Pursuant to the new Chinese enterprise income tax law that became effective on January 1, 2008, the implementation rules and other recently issued regulations, dividends payable by an FIE to its foreign investors are subject to a 10% withholding tax (unless the foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement), and dividends declared from earnings through December 31, 2007 are exempted from Chinese withholding tax.

Our board of directors has complete discretion as to whether to distribute dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, our general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ADSs and ordinary shares, if any, will be paid in U.S. dollars.

Legal Proceedings

There are no material legal proceedings, regulatory inquiries or investigations pending, or to our knowledge, threatened against us.

One of our former employees has recently threatened to take legal action against us in respect of options for the purchase of our ordinary shares that he claims to own. This former employee, from whom we acquired the FEC and the BCIT programs in 2005 and 2006, respectively, worked in the business unit responsible for those programs until his departure from our company in May of 2007. He claims to own options to purchase 140,000 of our shares, 60,000 exercisable at $1.26 per share and 80,000 exercisable at $1.58 per share. Although 140,000 share options were granted to him under our share option plan, at the time of his departure from our company only 46,667 of these options had vested. Under the agreements governing our share option plan, he was required to exercise those vested options within 30 days of leaving our company, which he did not do. Consequently, we do not believe that his claim in respect of these options has any merit. We cannot, however, assure you that the resolution of this matter will not have a material adverse effect on our results of operations or financial condition.

Item 9.  The Offer and Listing

A. Offering and Listing Details

Not applicable.

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs, each representing three of our ordinary shares, have been listed on the Nasdaq Global Market since December 14, 2007.  Our ADSs trade under the symbol “CEDU.”  For the period from December 14, 2007 to June 23, 2008 the trading price of our ADSs on the Nasdaq Global Market has ranged from US$4.51 to US$9.20 per ADS. The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Market for each of the months since our initial public offering:

	Trading Price
	High	Low
	US$	US$
Monthly Highs and Lows
2007
December 2007 (from December 14)	9.20	7.75
2008
January 2008	8.58	6.32
February 2008	8.00	6.20
March 2008	7.90	6.04
April 2008	8.05	6.23
May 2008	7.40	5.46
June 2008 (through June 23)	5.75	4.51

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10.  Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report our fifth amended and restated memorandum of association and our fifth amended and restated articles of association, both of which became effective upon the closing of our initial public offering, filed as Exhibits 3.1 and 3.2, respectively, to our F-1 registration statement (File No. 333-147620), as amended, initially filed with the Securities and Exchange Commission on November 26, 2007.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” and “Item 7.  Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report on Form 20-F.

D. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation of Foreign Currency Exchange and Dividend Distribution.”

E. Taxation

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our company levied by the Government of the Cayman Islands except for stamp duties that may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. The Cayman Islands are not party to any double taxation treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

United States Federal Income Taxation

The following is a discussion of material U.S. federal income tax consequences of purchasing, owning and disposing of shares and ADSs. This discussion does not purport to be a comprehensive description of all of the U.S. tax considerations that may be relevant to a particular person’s decision to acquire the shares or ADSs (including any state, local or non-U.S. tax consequences of the ownership of the shares or ADSs).

INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF SHARES AND ADSs IN THEIR PARTICULAR SITUATION.

This discussion applies to only to those investors that hold shares or ADSs as capital assets for U.S. tax purposes (generally, for investment). This section does not apply to holders that may be subject to special tax rules, including but not limited to:

•                  a dealer in securities or currencies;

•                  a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•                  a bank, insurance company or other financial institution;

•                  a tax-exempt organization;

•                  a holder liable for alternative minimum tax;

•                  a holder that actually or constructively owns 10% or more by voting power or value of our stock;

•                  a holder that holds equity shares or ADSs as part of a straddle, hedging or conversion transaction; or

•                  a U.S. holder whose functional currency is not the U.S. Dollar.

This section is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed U.S. Treasury regulations, published rulings and other administrative guidance of the U.S. Internal

Revenue Service and court decisions, all as in effect on the date hereof. These laws are subject to change or different interpretation by the U.S. Internal Revenue Service or a court, possibly on a retroactive basis.

You are a “U.S. holder” if you are a beneficial owner of shares or ADSs and you are:

•                  a citizen or resident individual of the United States;

•                  a U.S. domestic corporation, or other entity treated as a domestic corporation for U.S. federal income tax purposes;

•                  an estate whose income is subject to U.S. federal income tax regardless of its source; or

•                  a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or if the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership (including for this purpose any entity treated as a partnership for U.S. tax purposes) is a beneficial owner of the shares or ADSs, the U.S. tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A holder of the shares or ADSs that is a partnership and partners in such a partnership should consult their own tax advisors about the U.S. federal income tax consequences of holding and disposing of the shares or ADSs.

A “non-U.S. holder” is a beneficial owner of shares or ADSs that is not a U.S. person for U.S. federal income tax purposes.

For U.S. federal income tax purposes, holders of ADSs will be treated as the owners of shares represented by such ADSs.

Taxation of Dividends

U.S. Holders.    Subject to the passive foreign investment company (“PFIC”) rules referred to below, under the U.S. federal income tax laws, if you are a U.S. holder, you must include in your gross income the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for U.S. Federal income tax purposes). The dividend is ordinary income that you must include in income when you receive the dividend, actually or constructively. Dividends received by a non-corporate taxpayer during taxable years beginning before January 1, 2011 will be taxed at a maximum rate of 15%, where certain holding period and other requirements are satisfied, if such dividends constitute qualified dividend income. Qualified dividend income includes dividends paid by a “qualified foreign corporation” (as defined in the Code), and we believe that we are, and will continue to be, a Qualified Foreign Corporation.

Dividends will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. If we distribute non-cash property as a dividend (other than pro rata distributions of our shares), you generally will include in income an amount equal to the fair market value of the property, in U.S. Dollars, on the date that it is distributed.

Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the equity shares and ADSs and thereafter as capital gain. However, we do not plan on calculating our earnings and profits for U.S. federal income tax purposes, and U.S. holders therefore should generally assume that any distributions paid by us are paid out of our earnings and profits for this purpose.

Non-U.S. Holders.    Dividends paid to non-U.S. holders generally will not be subject to U.S. income tax unless the dividends are “effectively connected” with your conduct of a trade or business within the United States, and the dividends are attributable to a permanent establishment (or in the case of an individual, a fixed place of business) that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to U.S. taxation on a net income basis. In such cases, you generally will be taxed in the same manner as a U.S. holder, and will not be subject to U.S. Federal withholding tax. If you are a corporate non-U.S. holder, “effectively connected” dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Taxation of Capital Gains

U.S. Holders.    Subject to the PFIC rules referred to below, if you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for U.S. Federal income tax purposes equal to the difference between the U.S. Dollar value of the amount that you realize and your tax basis, determined in U.S. Dollars, in your shares or ADSs. For taxable years beginning before January 1, 2011, capital gains of a non-corporate U.S. holder are generally taxed at a maximum rate of 15% where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes, unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met. Your ability to deduct capital losses is subject to limitations.

Non-U.S. Holders.    If you are a non-U.S. holder, you will not be subject to U.S. federal income tax on gain recognized on the sale or other disposition of your shares or ADSs unless:

•                  the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment (or in the case of an individual, a fixed place of business) that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to U.S. taxation on a net income basis; or

•                  you are an individual, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions are met.

In the first case, the non-U.S. holder will be taxed in the same manner as a U.S. holder. In the second case, the non-U.S. holder will be subject to U.S. Federal income tax at a rate of 30% on the amount by which the non-U.S. holder’s U.S.-source capital gains exceed such non-U.S. holder’s U.S.-source capital losses.

If you are a corporate non-U.S. holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

PFIC Rules

We believe that our shares and ADSs will not be treated as stock of a PFIC for U.S. federal income tax purposes for the current tax year, and we do not expect to become a PFIC in the foreseeable future, although we can provide no assurances in this regard for the reasons discussed below. The determination of whether or not we are a PFIC in respect of any of our taxable years is a factual determination that cannot be made until the close of the applicable tax year and that is based on the types of income we earn and the value of our assets (including goodwill), both of which are subject to change. In calculating goodwill for this purpose, we will determine the total value of our assets by reference to the then-current market price of the equity and ADSs, and will make determinations regarding the amount of this total value allocable to goodwill. The value of our goodwill, and the total value of our assets, therefore will change as the market prices of our shares and ADSs change. Therefore, we can make no assurances that we will not be a PFIC in respect of our current taxable year or in the future.

In general, if you are a U.S. holder, we will be a PFIC with respect to you if for any taxable year in which you held the equity shares or ADSs:

•                  at least 75% of our gross income for the taxable year is passive income; or

•                  at least 50% of the value, determined on the basis of a quarterly average, of our assets, is attributable to assets that produce or are held for the production of passive income.

Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), the excess of gains over losses from certain types of transactions in commodities, annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

If we are treated as a PFIC, and you are a U.S. holder that did not make a mark-to-market election, as described below, you will be subject to special rules with respect to:

•                  any gain you realize on the sale or other disposition of your shares or ADSs; and

•                  any excess distribution that we make to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the shares or ADSs during the three preceding taxable years or, if shorter, your holding period for the shares or ADSs).

Under these rules:

•                  the gain or excess distribution will be allocated ratably over your holding period for the shares and ADSs;

•                  the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income;

•                  the amount allocated to each prior year in respect of which we were, or were treated as, a PFIC generally will be taxed at the highest tax rate in effect for that year; and

•                  the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

If you own shares in a PFIC that are treated as marketable stock, you may make a mark-to-market election. If you make this election in a timely fashion, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your equity shares and ADSs at the end of the taxable year over your adjusted basis in your shares and ADSs. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your shares and ADSs over the fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the shares and ADSs will be adjusted to reflect any such income or loss amounts.

We do not intend to furnish you with the information that you would need in order to make a “qualified electing fund” election to include your share of its income on a current basis.

If you own shares or ADSs during any year that we are a PFIC, you must file U.S. Internal Revenue Service Form 8621 that describes the distribution received on the equity shares or ADSs and the gain realized on the disposition of the shares or ADSs. The reduced tax rate for dividend income, discussed in “Taxation of Dividends,” is not applicable to dividends paid by a PFIC.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends in respect of shares or ADSs or the proceeds received on the sale, exchange or redemption of shares or ADSs paid within the United States (and, in certain cases, outside the United States) to U.S. holders other than certain exempt recipients, such as corporations, and backup withholding tax at the rate of 28% may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number (or to otherwise establish, in the manner provided by law, an exemption from backup withholding) or to report dividends required to be shown on the U.S. holder’s U.S. federal income tax returns.

Backup withholding is not an additional income tax, and the amount of any backup withholding from a payment to a U.S. holder will be allowed as credit against the U.S. holder’s U.S. Federal income tax liability provided that the appropriate returns are filed.

A Non-U.S. holder generally may eliminate any requirement for information reporting and backup withholding by providing certification of its foreign status to the payer, under penalties of perjury, on IRS Form W-8BEN.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have filed with the SEC our registration statement on Form F-1, including relevant exhibits, under the Securities Act with respect to underlying ordinary shares represented by the ADSs.

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish The Bank of New York, the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”

Item 11.  Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our exposure to interest rate risk for changes in interest rates relates primarily to the interest receipts of excess cash deposited in banks. As of December 31, 2007, we had cash and cash equivalents of RMB497.1 million ($68.1 million).  Cash and cash equivalents consist of cash on hand and in banks.

We have not been exposed to nor do we anticipate being exposed to material risks due to changes in interest rates, although our future interest income may fluctuate in line with changes in interest rates. The risk associated with fluctuating interest rates is principally confined to our cash deposits in banks, and, therefore, our exposure to interest rate risk is minimal. We currently do not use any derivative financial instruments to hedge interest rate risk.

Credit Risk

The carrying amounts of cash and cash equivalents, accounts receivable and other receivables represent our principal exposure to credit risk in relation to our financial assets. As of December 31, 2007, substantially all of our cash and cash equivalents were held in uninsured accounts at major financial institutions located in China and Hong Kong that we believe are of acceptable credit quality. We have not used any derivative financial instruments to hedge interest rate risk.

Foreign Exchange Risk

Substantially all of our revenue generating operations are transacted in Renminbi, which is not fully convertible into foreign currencies and substantially all of our assets and liabilities, other than our U.S. dollar denominated convertible note, are denominated in Renminbi. As a result, the conversion of our revenue into foreign currencies is subject to PRC regulatory restrictions on currency conversion and we are exposed to risks posed by fluctuations in the foreign exchange market. The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. Any revaluation of the Renminbi may materially and adversely affect our cash flows, revenue and financial condition, and the value of, and any dividends payable on, our ADSs in foreign currency terms. To the extent we hold assets denominated in U.S. dollars, any appreciation of the Renminbi against the U.S. dollar could result in a charge to our income statement and a reduction in the RMB value of our U.S. dollar denominated assets.

We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. See “Item 3. Key Information—D. Risk Factors—Risks Related to the People’s Republic of China—The fluctuation of the Renminbi may materially and adversely affect your investment.”

Inflation and Monetary Risk

Inflation in China has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, the change in Consumer Price Index in China was 3.9%, 1.8%, 1.5% and 4.8% in 2004, 2005, 2006 and 2007, respectively.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS No. 157 also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. SFAS No. 157 does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We are currently evaluating whether the adoption of SFAS No. 157 will have a significant effect on our consolidated financial position, results of operations, or cash flows.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115.” SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. The standard requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of a company’s choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which a company has chosen to use fair value on the face of the balance sheet. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating whether the adoption of SFAS No. 159 will have a significant effect on our consolidated results of operations and financial position.

In December 2007, the FASB issued SFAS No. 160, “Non-Controlling  Interests in Consolidated Financial Statements, an amendment of ARB No. 51” to improve the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report non-controlling  (minority) interests in subsidiaries in the same way as required in the consolidated financial statements. Moreover, SFAS No. 160 eliminates the diversity that currently exists in accounting for transactions between an entity and non-controlling  interests by requiring they be treated as equity transactions. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. We have not yet begun the process of assessing the potential impact the adoption of SFAS No. 160 may have on our consolidated financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations”, to improve reporting by creating greater consistency in the accounting and financial reporting of business combinations. The standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, except for certain tax adjustments for prior business combinations. Early adoption is prohibited. We have not yet begun the process of assessing the potential impact the adoption of SFAS No. 141R may have on our consolidated financial position or results of operations.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. The standard requires disclosure of fair values of derivative instruments and their gains and losses in a tabular format as well as cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments. SFAS No. 161 also provides more information about an entity’s liquidity by requiring disclosure of derivative features that are credit risk-related. SFAS No.161 is effective for financial statements issued for fiscal years and interim periods within those fiscal years beginning after November 15, 2008, with early application encouraged. We do not expect the adoption of SFAS No. 161 to have a material impact on our financial statements.

Item 12.  Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333-147620) (the “Registration Statement”) for our initial public offering of 6,820,000 ADSs (including 1,364,000 ADSs being sold by certain selling shareholders), for an aggregate offering price of $68,200,000, which Registration Statement was declared effective by the SEC on December 10, 2007 and was terminated after all of the registered securities were sold.

We received net proceeds of approximately $47.8 million from our initial public offering, after deducting underwriting discounts and commissions and estimated offering expenses. We did not receive any of the proceeds from the sale of ADSs by the selling shareholders. None of the transaction expenses for the offering included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates.

We have used or intend to use the net proceeds received from our initial public offering for the following purposes:

•                  approximately $10 million to expand our existing lines of business, including the funding of new collaborative alliances with university partners, none of which had been used as of June 23, 2008;

•                  approximately $10 million to develop our own initial network of learning centers, of which approximately $0.1 million has been used as of June 23, 2008 in connection with the opening of nine learning centers;

•                  approximately $15 million to complete the construction of the new campuses at our Jingzhou School (Southern Campus) and Anqing School, of which approximately $1 million has been used as of June 23, 2008;

•                  approximately $735,000 to fund our acquisition of the remaining 20% minority interest in 101 online school, all of which was used as of June 23, 2008;

•                  approximately $3.7 million to repay the loan incurred in connection with the acquisition of the new office building for our headquarters, which amounts are expected to be paid in July 2008; and

•                  the balance of approximately $8.4 million for general corporate purposes, including:

•                  expanding our sales efforts;

•                  opening new offices; and

•                  developing new or enhanced technologies, products and services.

As of June 23, 2008, approximately $1.7 million of the net offering proceeds from our initial public offering had been applied.

Bear, Stearns & Co. Inc., Piper Jaffray & Co. and CIBC World Markets were the underwriters for our initial public offering.

Item 15.  Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our CEO (in her capacity as principal executive officer and interim principal financial officer), has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act as of the end of the period covered by this annual report. Based on such evaluation, our management has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective.

Internal Control over Financial Reporting

Prior to our initial public offering in December 2007, we were a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements for the year ended December 31, 2007, our independent registered public accounting firm identified and communicated to us two material weaknesses, two significant deficiencies and certain other control deficiencies, each as defined in Auditing Standard No. 5, in our internal control over financial reporting as of December 31, 2007. Our management agreed with these findings.

The material weaknesses identified by our independent registered public accounting firm were:

•                  Inadequate financial reporting and accounting resources with a good understanding of U.S. generally accepted accounting principles, or U.S. GAAP, and Securities and Exchange Commission, or SEC, reporting requirements. In particular, our independent registered public accounting firm determined that we had insufficient resources in the accounting department to properly analyze transactions and prepare financial statements in accordance with U.S. GAAP. We have experienced difficulties obtaining timely and consistent financial information from our subsidiaries, and we have limited resources to monitor the accounting policies and financial activities of each subsidiary. As a result, a significant number of audit adjustments have been made to our management financial statements.

•                  The lack of a comprehensive set of accounting policies and procedures in accordance with U.S. GAAP, and inadequate guidance as to how transactions should be accounted for under U.S. GAAP. This has resulted in a significant number of audit adjustments in the past, and can cause material accounting and reporting errors not being detected in a timely manner.

The significant deficiencies identified by our independent registered public accounting firm were that we did not have a qualified internal tax team to address our income tax accounting and compliance matters from a U.S. GAAP perspective, and we had certain significant deficiencies with respect to our management information systems.

Following the identification of these material weaknesses and significant deficiencies and other control deficiencies, we have taken certain measures to begin to remediate these weaknesses and deficiencies. To begin addressing these weaknesses, we have (i) outsourced, for the time until we are able to perform these functions using our own accounting staff, some of our accounting functions to a third party consultant that employs personnel experienced in U.S. GAAP reporting; (ii) hired two qualified accounting personnel with U.S. GAAP experience; (iii) trained our new and existing accounting staff in U.S. GAAP reporting; (iv) purchased a U.S. GAAP database to ensure that we have timely knowledge of any new update to U.S. GAAP and SEC regulations and that we have a complete database to conduct research for the emerging accounting matters; and (v) hired an internal control director. In addition, we plan to continue to take measures to remediate these weaknesses and deficiencies. However, the implementation of these measures may not fully address these material weaknesses and significant deficiencies and other control deficiencies in our internal control over financial reporting, and we cannot yet conclude that they have been fully remedied. Our failure to correct these material weaknesses and significant deficiencies and other control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. If we fail to timely achieve and maintain the adequacy of our internal control, we may not be able to conclude that we have effective internal control over financial reporting.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies. Section 404 of the Sarbanes-Oxley Act will require that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2008.

Changes in Internal Control

Except as set forth above under “—Internal Control over Financial Reporting,” there were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. However, we completed our initial public offering in December 2007 and, in connection with being a newly public company, we continue the process of reviewing our polices and procedures on internal control over financial reporting in anticipation of the requirement to comply with Section 404 of the Sarbanes-Oxley Act beginning with our annual report for the year ending December 31, 2008.

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Samuel Yen, a member of our audit committee, is an audit committee financial expert as defined by the rules and regulations of the SEC. Samuel Yen is an independent director as defined by Nasdaq Marketplace Rule 4200(a)(15) and under Rule 10A-3 of the Exchange Act.

Item 16B. Code of Ethics

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us.  Our code of business conduct and ethics is publicly available on our internet website at http://ir.chinaedu.net and refer to “Corporate Governance – Governance Policies”.

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu CPA Ltd., our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	Years ended December 31,
	2006	2007
	(In thousands, in RMB)
Audit fees(1)	2,321	12,184
Audit-related fees(2)	—	—
Tax fees(3)	—	639
All other fees(4)	—	—

(1)  “Audit fees” means the aggregate fees billed for professional services rendered by Deloitte Touche Tohmatsu CPA Ltd. for the audit of our annual financial statements and the review of our comparative interim financial statements, which also included the issuance of the audit and review of financial statements and other assurance services rendered in connection with our initial public offering in 2007.

(2)  “Audit-related fees” represents aggregate fees billed for professional services rendered by Deloitte Touche Tohmatsu CPA Ltd. for the assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”

(3)  “Tax fees” represents the aggregated fees billed for professional services rendered by Deloitte Touche Tohmatsu CPA Ltd. for tax compliance, tax advice, and tax planning.

(4) “All other fees” comprise fees for all other services provided by Deloitte Touche Tohmatsu CPA Ltd., other than those services covered in footnotes (1) to (3) above.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu CPA Ltd., including audit services, audit-related services, tax services and other services as described above.  All audit and non-audit services disclosed in the table above were pre-approved by the audit committee, or the full board of directors in the event such services were pre-approved prior to the formation of the audit committee.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

In accordance with Rule 10A-3(b)(1)(iv)(A)(2) under the Exchange Act, one member of our audit committee, Xiaohong Chen, representing a minority of our audit committee, does not comply with the independence standards contained in Rule 10A-3(b)(1)(ii) under the Exchange Act. As required by Rule 10A-3(b)(1)(iv)(A)(2) under the Exchange Act, within one year from December 10, 2007, the date of the effectiveness of our Registration Statement on Form F-1 (No. 333-147620), all members of are audit committee will comply with the independence standards contained in Rule 10A-3(b)(1)(ii) under the Exchange Act.

We do not believe that our reliance on the temporary exemption materially adversely affect the ability of our audit committee to act independently to act independently or to satisfy the requirement of Rule 10A-3 under the Exchange Act.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

PART III

Item 17.  Financial Statements

We have elected to provide the financial statements and related information specified in Item 18.

Item 18. Financial Statements

The consolidated financial statements of ChinaEdu Corporation are included in this annual report beginning on page F-1.

Item 19. Exhibits

Exhibit Number	Description of Document

1.1

Form of Fifth Amended and Restated Memorandum of Association (incorporated by reference to Exhibit 3.1 from our registration statement on Form F-1 (File No. 333-147620), which became effective upon the closing of our initial public offering)

1.2

Form of Fifth Amended and Restated Articles of Association (incorporated by reference to Exhibit 3.2 from our registration statement on Form F-1 (File No. 333-147620), which became effective upon the closing of our initial public offering)

2.1

Form of Deposit Agreement among Registrant, depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.1 from our registration statement on Form F-1 (File No. 333-147620), which became effective upon the closing of our initial public offering)

2.2

Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our registration statement on Form F-1 (File No. 333-147620), which became effective upon the closing of our initial public offering)

2.3

Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.3 from our registration statement on Form F-1 (File No. 333-147620), which became effective upon the closing of our initial public offering)

3.1

English Translation of Shareholder’s Voting Rights Entrustment Agreement among Hongcheng Technology, Yang Xueshan, Wang Gongquan and Xiandai Technology dated July 12, 2005 (incorporated by reference to Exhibit 10.21 from our registration statement on Form F-1 (File No. 333-147620), which became effective upon the closing of our initial public offering)

3.2

English Translation of Shareholder’s Voting Rights Entrustment Agreement among Hongcheng Technology, Yang Xueshan, Xie Changqing and Hongcheng Education dated July 12, 2005 (incorporated by reference to Exhibit 10.22 from our registration statement on Form F-1 (File No. 333-147620), which became effective upon the closing of our initial public offering)

3. 3

English Translation of Shareholder’s Voting Rights Entrustment Agreement among Hongcheng Technology, Xie Changqing and Hongcheng Education dated December 20, 2005 (incorporated by reference to Exhibit 10.23 from our registration statement on Form F-1 (File No. 333-147620), which became effective upon the closing of our initial public offering)

4.1

Equity Incentive Plan and forms of Incentive Stock Option Agreement and Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 10.1 from our registration statement on Form F-1 (File No. 333-147620), which became effective upon the closing of our initial public offering)

4.2

Form of Indemnification Agreement between the Registrant and its officers and directors (incorporated by reference to Exhibit 10.2 from our registration statement on Form F-1 (File No. 333-147620), which became effective upon the closing of our initial public offering)

4.3

Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-147620),

Exhibit Number	Description of Document
which became effective upon the closing of our initial public offering)

4.4

Fourth Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.4 from our registration statement on Form F-1 (File No. 333-147620), which became effective upon the closing of our initial public offering)

4.5

English Translation of Loan Agreement between Registrant and Xie Changqing dated July 15, 2005 (incorporated by reference to Exhibit 10.5 from our registration statement on Form F-1 (File No. 333-147620), which became effective upon the closing of our initial public offering)

4.6

English Translation of Supplementary Agreement to Loan Agreement between Registrant and Xie Changqing dated July 18, 2007 (incorporated by reference to Exhibit 10.6 from our registration statement on Form F-1 (File No. 333-147620), which became effective upon the closing of our initial public offering)

4.7

English Translation of Amended and Renewed Loan Agreement between Registrant and Xie Changqing dated July 12, 2005 (incorporated by reference to Exhibit 10.7 from our registration statement on Form F-1 (File No. 333-147620), which became effective upon the closing of our initial public offering)

4.8

English Translation of Supplementary Agreement to Amended and Renewed Loan Agreement between Registrant and Xie Changqing dated July 18, 2007 (incorporated by reference to Exhibit 10.8 from our registration statement on Form F-1 (File No. 333-147620), which became effective upon the closing of our initial public offering)

4.9

English Translation of Amended and Renewed Loan Agreement between Registrant and Yang Xueshan dated June 2005 (incorporated by reference to Exhibit 10.9 from our registration statement on Form F-1 (File No. 333-147620), which became effective upon the closing of our initial public offering)

4.10

English Translation of Supplementary Agreement to Amended and Renewed Loan Agreement between Registrant and Yang Xueshan dated July 18, 2007 (incorporated by reference to Exhibit 10.10 from our registration statement on Form F-1 (File No. 333-147620), which became effective upon the closing of our initial public offering)

4.11

English Translation of Loan Agreement between Hongcheng Technology and Wang Gongquan dated July 12, 2005 (incorporated by reference to Exhibit 10.11 from our registration statement on Form F-1 (File No. 333-147620), which became effective upon the closing of our initial public offering)

4.12

English Translation of Supplementary Agreement to Loan Agreement between Hongcheng Technology and Wang Gongquan dated August 30, 2006 (incorporated by reference to Exhibit 10.12 from our registration statement on Form F-1 (File No. 333-147620), which became effective upon the closing of our initial public offering)

4.13

English Translation of Loan Agreement between Hongcheng Technology and Yang Xueshan dated July 12, 2005 (incorporated by reference to Exhibit 10.13 from our registration statement on Form F-1 (File No. 333-147620), which became effective upon the closing of our initial public offering)

4.14

English Translation of Supplementary Agreement to Loan Agreement between Hongcheng Technology and Yang Xueshan dated August 30, 2006 (incorporated by reference to Exhibit 10.14 from our registration statement on Form F-1 (File No. 333-147620), which became effective upon the closing of our initial public offering)

4.15

English Translation of Equity Pledge Agreement among Hongcheng Technology, Xie Changqing and Yang Xueshan dated July 12, 2005 (incorporated by reference to Exhibit 10.15 from our registration statement on Form F-1 (File No. 333-147620), which became effective upon the closing of our initial public offering)

4.16

English Translation of Supplementary Agreement to Equity Pledge Agreement among Hongcheng Technology, Xie Changqing and Yang Xueshan dated July 18, 2007 (incorporated by reference to Exhibit 10.16 from our registration statement on Form F-1 (File No. 333-147620), which became effective upon the closing of our initial public offering)

4.17

English Translation of Equity Pledge Agreement among Hongcheng Technology, Wang Gongquan and Yang Xueshan dated July 12, 2005 (incorporated by reference to Exhibit 10.17 from our registration statement on Form F-1 (File No. 333-147620), which became effective upon the closing of our initial public offering)

Exhibit Number	Description of Document

4.18

English Translation of Supplementary Agreement to Equity Pledge Agreement among Hongcheng Technology, Wang Gongquan and Yang Xueshan dated July 18, 2007 (incorporated by reference to Exhibit 10.18 from our registration statement on Form F-1 (File No. 333-147620), which became effective upon the closing of our initial public offering)

4.19

English Translation of Equity Pledge Agreement between Hongcheng Technology and Xie Changqing dated December 20, 2005 (incorporated by reference to Exhibit 10.19 from our registration statement on Form F-1 (File No. 333-147620), which became effective upon the closing of our initial public offering)

4.20

English Translation of Supplementary Agreement to Equity Pledge Agreement between Hongcheng Technology and Xie Changqing dated July 18, 2007 (incorporated by reference to Exhibit 10.20 from our registration statement on Form F-1 (File No. 333-147620), which became effective upon the closing of our initial public offering)

4.21

English Translation of Call Option Agreement among Hongcheng Technology, Yang Xueshan and Xie Changqing dated July 12, 2005 (incorporated by reference to Exhibit 10.24 from our registration statement on Form F-1 (File No. 333-147620), which became effective upon the closing of our initial public offering)

4.22

English Translation of Call Option Agreement among Hongcheng Technology, Yang Xueshan and Wang Gongquan dated July 12, 2005 (incorporated by reference to Exhibit 10.25 from our registration statement on Form F-1 (File No. 333-147620), which became effective upon the closing of our initial public offering)

4.23

English Translation of Call Option Agreement between Hongcheng Technology and Xie Changqing dated December 20, 2005 (incorporated by reference to Exhibit 10.26 from our registration statement on Form F-1 (File No. 333-147620), which became effective upon the closing of our initial public offering)

4.24

English Translation of Power of Attorney executed by Yang Xueshan dated July 12, 2005 (incorporated by reference to Exhibit 10.27 from our registration statement on Form F-1 (File No. 333-147620), which became effective upon the closing of our initial public offering)

4.25

English Translation of Power of Attorney executed by Wang Gongquan dated July 12, 2005 (incorporated by reference to Exhibit 10.28 from our registration statement on Form F-1 (File No. 333-147620), which became effective upon the closing of our initial public offering)

4.26

English Translation of Power of Attorney executed by Yang Xueshan dated July 12, 2005 (incorporated by reference to Exhibit 10.29 from our registration statement on Form F-1 (File No. 333-147620), which became effective upon the closing of our initial public offering)

4.27

English Translation of Power of Attorney executed by Xie Changqing dated July 12, 2005 (incorporated by reference to Exhibit 10.30 from our registration statement on Form F-1 (File No. 333-147620), which became effective upon the closing of our initial public offering)

4.28

English Translation of Power of Attorney executed by Xie Changqing dated December 20, 2005 (incorporated by reference to Exhibit 10.31 from our registration statement on Form F-1 (File No. 333-147620), which became effective upon the closing of our initial public offering)

4.29

English Translation of Technical Consulting and Services Agreement between Hongcheng Technology and Xiandai Technology dated July 18, 2007 (incorporated by reference to Exhibit 10.32 from our registration statement on Form F-1 (File No. 333-147620), which became effective upon the closing of our initial public offering)

4.30

English Translation of Technical Consulting and Services Agreement between Hongcheng Technology and Hongcheng Education dated July 18, 2007 (incorporated by reference to Exhibit 10.33 from our registration statement on Form F-1 (File No. 333-147620), which became effective upon the closing of our initial public offering)

4.31

English Translation of Collaborative Alliance Contract between the Company and Renda Century dated October 22, 2002 (incorporated by reference to Exhibit 10.34 from our registration statement on Form F-1 (File No. 333-147620), which became effective upon the closing of our initial public offering)

4.32	English Translation of Technology Development Agreement between Renda Online School and CMR dated

Exhibit Number	Description of Document
July 15, 2003 (incorporated by reference to Exhibit 10.35 from our registration statement on Form F-1 (File No. 333-147620), which became effective upon the closing of our initial public offering)

4.33

English Translation of Service Agreement between Renda Online School and CMR dated March 31, 2003 (incorporated by reference to Exhibit 10.36 from our registration statement on Form F-1 (File No. 333-147620), which became effective upon the closing of our initial public offering)

4.34

English Translation of Memorandum of Understanding (Regarding Service Fee Payment) between Renda Online School and CMR dated May 16, 2003 (incorporated by reference to Exhibit 10.37 from our registration statement on Form F-1 (File No. 333-147620), which became effective upon the closing of our initial public offering)

4.35

English Translation of Memorandum of Understanding between Renda Online School, CMR, Renda Century and the Company dated March 31, 2003 (incorporated by reference to Exhibit 10.38 from our registration statement on Form F-1 (File No. 333-147620), which became effective upon the closing of our initial public offering)

4.36

English Translation of Memorandum of Understanding (Regarding Service Fee Alteration) between Renda Online School and CMR dated May 16, 2003 (incorporated by reference to Exhibit 10.39 from our registration statement on Form F-1 (File No. 333-147620), which became effective upon the closing of our initial public offering)

4.37

English Translation of Collaborative Alliance Contract among China Agriculture University, Hongcheng Liye, Shanghai SVA Communication Co., Ltd. and Beijing CAU Technological Enterprise Incubator Co., Ltd. dated April 28, 2005 (incorporated by reference to Exhibit 10.40 from our registration statement on Form F-1 (File No. 333-147620), which became effective upon the closing of our initial public offering)

4.38

English Translation of Cooperation Agreement between Zhong Nongda Networks Development Co., Ltd. and China Agriculture University dated December 12, 2005 (incorporated by reference to Exhibit 10.41 from our registration statement on Form F-1 (File No. 333-147620), which became effective upon the closing of our initial public offering)

4.39

English Translation of Service Agreement between China Agriculture University and Zhong Nongda Networks Development Co., Ltd dated April 28, 2005 (incorporated by reference to Exhibit 10.42 from our registration statement on Form F-1 (File No. 333-147620), which became effective upon the closing of our initial public offering)

4.40

English Translation of Memorandum of Service Agreement between China Agriculture University and Zhong Nongda Networks Development Co., Ltd. dated April 28, 2005 (incorporated by reference to Exhibit 10.43 from our registration statement on Form F-1 (File No. 333-147620), which became effective upon the closing of our initial public offering)

4.41

English Translation of Collaborative Alliance Contract between Hongcheng Liye and Dongbei University of Finance and Economics dated May, 2003 (incorporated by reference to Exhibit 10.44 from our registration statement on Form F-1 (File No. 333-147620), which became effective upon the closing of our initial public offering)

4.42

English Translation of Supplementary Agreement to Collaborative Alliance Contract between Hongcheng Liye and Dongbei University of Finance and Economics dated May, 2003 (incorporated by reference to Exhibit 10.45 from our registration statement on Form F-1 (File No. 333-147620), which became effective upon the closing of our initial public offering)

4.43

English Translation of Service Agreement between Dongbei University of Finance and Economics and Dalian Dongcai Technology Development Co., Ltd. dated June 26, 2003 (incorporated by reference to Exhibit 10.46 from our registration statement on Form F-1 (File No. 333-147620), which became effective upon the closing of our initial public offering)

4.44

English Translation of Licensing Agreement between Dalian Dongcai Technology Development Co., Ltd, and Hongcheng Technology Development Co., Ltd. dated September 18, 2003 (incorporated by reference to Exhibit 10.47 from our registration statement on Form F-1 (File No. 333-147620), which became effective upon the closing of our initial public offering)

Exhibit Number	Description of Document

8.1

List of subsidiaries of ChinaEdu Corporation (incorporated by reference to Exhibit 10.47 from our registration statement on Form F-1 (File No. 333-147620), which became effective upon the closing of our initial public offering)

12.1*	Certification of Chief Executive Officer required by Rule 13a-14(a)/15d-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of Chief Financial Officer required by Rule 13a-14(a)/15d-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification of Chief Executive Officer and Chief Financial Officer required by Rule 13a-14(b)/15d-14(b) under the Exchange Act, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Jun He Law Offices

15.2*	Consent of Deloitte Touche Tohmatsu CPA Ltd.

*       Filed with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINAEDU CORPORATION

By	/s/ Julia Huang
Name:	Julia Huang
Title:	Chairman, Chief Executive Officer and Acting Chief Financial Officer

Date: June 27, 2008

CHINAEDU CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS

AND SHAREHOLDERS OF CHINAEDU CORPORATION

We have audited the accompanying consolidated balance sheets of ChinaEdu Corporation, its subsidiaries, and its variable interest entities (collectively, the “Group”) as of December 31, 2006 and 2007 and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2007, and the related financial statement schedule included in Schedule 1.  These financial statements and the related financial statement schedule are the responsibility of the Group’s management.  Our responsibility is to express an opinion on these consolidated financial statements and the related financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2006 and 2007 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.  Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

As described in Note 2 to the consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004) “Share-Based Payment”.  In addition, effective January 1, 2007, the Company adopted the recognition and measurement methods under Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No.109”.

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2.  Such United States dollar amounts are presented solely for the convenience of the readers.

Deloitte Touche Tohmatsu CPA Ltd.

Beijing, the People’s Republic of China

June 25, 2008

CHINAEDU CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands, except share-related data)

	December 31,
	2006	2007	2007
	RMB	RMB	US$
Assets

Current assets:
Cash and cash equivalents	148,315	497,114	68,148
Accounts receivable	12,578	1,238	170
Term deposits	10,000	6,042	828
Prepaid expenses and other current assets	8,999	17,492	2,398
Amounts due from related parties	59,979	105,522	14,466
Deferred tax assets	5,347	9,521	1,305
Total current assets	245,218	636,929	87,315
Cost method investment	1,210	1,210	166
Land use rights, net	25,287	26,949	3,694
Property and equipment, net	43,657	130,745	17,924
Deposits paid for acquisition of property and equipment	—	2,025	278
Intangible assets, net	102,836	105,852	14,511
Deferred tax assets	2,057	1,416	194
Rental deposits	436	1,623	222
Goodwill	76,509	73,319	10,051
Total assets	497,210	980,068	134,355

Liabilities, minority interest and shareholders’ equity

Current liabilities:
Accounts payable	8,413	2,773	380
Deferred revenues (including deferred revenue from related parties of RMB33,432 and RMB47,407 in 2006 and 2007, respectively)	78,746	83,816	11,490
Accrued expenses and other current liabilities	21,754	42,096	5,771
Amounts due to related parties	7,121	28,316	3,882
Income taxes payable	12,960	22,455	3,078
Other taxes payable	3,752	6,666	914
Total current liabilities	132,746	186,122	25,515
Long-term debt	—	25,724	3,526
Deferred revenue	289	3,124	428
Convertible notes	30,654	—	—
Deferred tax liabilities	19,879	24,036	3,295
Unrecognized tax benefit	—	4,332	594
Total liabilities	183,568	243,338	33,358

	December 31,
	2006	2007	2007
	RMB	RMB	US$
Commitments and contingencies (Note 19)

Minority interest	49,323	57,996	7,951

Shareholders’ equity
Series A convertible preferred shares RMB0.08 (US$0.01) par value; 5,150,000 shares authorized; 5,150,000 and nil shares issued and outstanding in 2006 and 2007, respectively (liquidation value of RMB49,669 (US$6,000))	426	—	—
Series B convertible preferred shares RMB0.08 (US$0.01) par value; 12,140,495 shares authorized; 12,140,495 and nil shares issued and outstanding in 2006 and 2007, respectively (liquidation value of RMB137,310 (US$16,590))	1,005	—	—
Series C convertible preferred shares RMB0.08 (US$0.01) par value; 8,614,054 shares authorized; 3,378,379 and nil shares issued and outstanding in 2006 and 2007, respectively (liquidation value of RMB50,312 (US$6,250))	272	—	—
Series D convertible preferred shares RMB0.074 (US$0.01) par value; 2,598,503 shares authorized and issued; nil shares outstanding in 2007 (liquidation value of RMB77,120 (US$10,004))	—	—	—
Ordinary shares RMB0.08 (US$0.01) par value; 60,000,000 shares authorized; 19,007,408 and 58,434,407 shares issued and outstanding in 2006 and 2007, respectively	1,710	4,805	658
Additional paid-in capital	343,167	760,858	104,304
Subscription receivable	(1,117)	—	—
Warrants	8,076	6,370	873
Statutory reserves	4,621	12,161	1,667
Accumulated deficits	(94,457)	(103,254)	(14,154)
Accumulated other comprehensive (loss) income	616	(2,206)	(302)
Total shareholders’ equity	264,319	678,734	93,046
Total liabilities, minority interest, and shareholders’ equity	497,210	980,068	134,355

See notes to consolidated financial statements.

CHINAEDU CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share-related data)

	Years ended December 31,
	2005	2006	2007	2007
	RMB	RMB	RMB	US$
Net revenue
Sales to customers	49,454	88,286	103,604	14,203
Sales to related parties	76,908	125,245	161,384	22,124
Net revenue	126,362	213,531	264,988	36,327
Cost of revenue - customers (including share-based compensation of RMB81, RMB300 and RMB55 for 2005, 2006 and 2007, respectively)	29,375	48,305	65,759	9,015
Cost of revenue - related parties (including share-based compensation of RMB288, RMB168 and RMB291 for 2005, 2006 and 2007, respectively)	23,763	32,003	30,590	4,194
Total cost of revenue	53,138	80,308	96,349	13,209
Gross profit	73,224	133,223	168,639	23,118
Operating expenses:
General and administrative (including share-based compensation of RMB1,965, RMB1,942 and RMB2,960 for 2005, 2006 and 2007, respectively)	44,089	48,846	76,893	10,541
Selling and marketing (including share-based compensation of RMB nil, RMB205 and RMB222 for 2005, 2006 and 2007, respectively)	6,116	12,893	14,277	1,957
Research and development (including share-based compensation of RMB44, RMB96 and RMB115 for 2005, 2006 and 2007, respectively)	11,842	14,263	21,021	2,882
Goodwill impairment	—	—	16,192	2,220
Total operating expenses	62,047	76,002	128,383	17,600
Income from operations	11,177	57,221	40,256	5,518
Other income	—	—	394	54
Interest income	1,078	1,172	4,118	565
Interest expense	(1,242)	(2,279)	(2,130)	(292)
Income before income tax (benefits) provisions and minority interest	11,013	56,114	42,638	5,845
Income tax (benefits) provisions:
- Current	4,849	9,475	16,286	2,233
- Deferred	(855)	(2,481)	(1,283)	(176)
Total income tax provisions	3,994	6,994	15,003	2,057
Income before minority interest	7,019	49,120	27,635	3,788
Minority interest, net of taxes	9,869	23,581	25,148	3,447
Net (loss) income	(2,850)	25,539	2,487	341
Net (loss) income attributable to ordinary shareholders	(2,850)	25,539	2,487	341
Net (loss) income per ordinary share-basic	(0.18)	0.65	0.06	0.01
Net (loss) income per preferred A share-basic	—	0.65	0.06	0.01
Net (loss) income per preferred B share-basic	—	0.65	0.06	0.01
Net (loss) income per preferred C share-basic	—	0.65	0.06	0.01
Net (loss) income per preferred D share-basic	—	—	0.06	0.01
Net (loss) income per ordinary share-diluted	(0.18)	0.60	0.05	0.01
Weighted average shares used in calculating ordinary basic net (loss) income per share	16,243,736	18,540,732	20,585,074	20,585,074
Weighted average shares used in calculating preferred A basic net (loss) income per share	—	5,150,000	4,991,507	4,991,507
Weighted average shares used in calculating preferred B basic net (loss) income per share	—	12,140,495	11,561,814	11,561,814
Weighted average shares used in calculating preferred C basic net (loss) income per share	—	3,378,379	3,221,030	3,221,030
Weighted average shares used in calculating preferred D basic net (loss) income per share	—	—	1,787,745	1,787,745
Weighted average shares used in calculating ordinary diluted net (loss) income per share	16,243,736	42,708,213	47,322,184	47,322,184

See notes to consolidated financial statements.

CHINAEDU CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)

(In thousands, except share-related data)

																					Accumulated
	Series A convertible		Series B convertible		Series C convertible		Series D convertible					Additional									other
	preferred shares		preferred shares		preferred shares		preferred shares		Ordinary shares			paid-in		Subscription			Statutory		Accumulated		comprehensive				Comprehensive
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount		capital		receivable	Warrants		reserve		deficits		income (loss)		Total		income
		RMB		RMB		RMB		RMB		RMB		RMB		RMB	RMB		RMB		RMB		RMB		RMB		RMB

Balance at January 1, 2005	5,150,000	426	12,140,495	1,005	—	—	—	—	14,137,347	1,315		254,524		(4,470)	5,723		1,845		(114,370)		(300)		145,698
Issuance of ordinary shares for purchase of a subsidiary	—	—	—	—	—	—	—	—	550,000	44		3,870		—	—		—		—		—		3,914
Issuance of ordinary shares	—	—	—	—	—	—	—	—	1,745,000	144		(144)		—	—		—		—		—		—
Amortization of share-based compensation	—	—	—	—	—	—	—	—	—	—		2,378		—	—		—		—		—		2,378
Collection of subscriptions receivable	—	—	—	—	—	—	—	—	—	—		—		4,470	—		—		—		—		4,470
Issuance of Series C convertible preferred shares and warrants	—	—	—	—	3,378,379	272	—	—	—	—		48,760		—	2,353		—		—		—		51,385
Provision for statutory reserves	—	—	—	—	—	—	—	—	—	—		—		—	—		2,776		(2,776)		—		—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—		—		—	—		—		—		(760)		(760)		(760)
Net loss	—	—	—	—	—	—	—	—	—	—		—		—	—		—		(2,850)		—		(2,850)		(2,850)

Balance at December 31, 2005	5,150,000	426	12,140,495	1,005	3,378,379	272	—	—	16,432,347	1,503		309,388		—	8,076		4,621		(119,996)		(1,060)		204,235		(3,610)

Issuance of ordinary shares for purchase of a subsidiary	—	—	—	—	—	—	—	—	2,025,061	163		29,995		—	—		—		—		—		30,158
Exercise of share options	—	—	—	—	—		—	—	550,000	44		1,073		(1,117)	—		—		—		—		—
Amortization of share-based compensation	—	—	—	—	—	—	—	—	—	—		2,711		—	—		—		—		—		2,711
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—		—		—	—		—		—		1,676		1,676		1,676
Net income	—	—	—	—	—	—	—	—	—	—		—		—	—		—		25,539		—		25,539		25,539

Balance at December 31, 2006	5,150,000	426	12,140,495	1,005	3,378,379	272	—		19,007,408	1,710		343,167		(1,117)	8,076		4,621		(94,457)		616		264,319		27,215

Issuance of Series D convertible preferred shares	—	—	—	—	—	—	2,598,503	200	—	—		74,322		—	—		—		—		—		74,522
Repurchase of ordinary share as treasury stock	—	—	—	—	—	—	—	—	(2,300,000)	(178)		(49,869)		—	—		—		—		—		(50,047)
Issuance of treasury share to new shareholders	—	—	—	—	—	—	—	—	2,300,000	178		49,869		—	—		—		—		—		50,047
Collection of subscriptions receivable	—	—	—	—	—	—	—	—	—	—		—		1,117	—		—		—		—		1,117
Amortization of share-based compensation	—	—	—	—	—	—	—	—	—	—		3,643		—	—		—		—		—		3,643
Accumulated adjustment of unrecognized tax benefit	—	—	—	—	—	—	—	—	—	—		—		—	—		—		(3,744)		—		(3,744)
Repurchase and cancellation of ordinary shares	—	—	—	—	—	—	—	—	(600,000)	(46)		(12,767)		—	—		—		—		—		(12,813)
Repurchase and cancellation of Series B convertible preferred shares	—	—	(30,000)	(2)	—	—	—	—	—	—		(638)		—	—		—		—		—		(640)
Exercise of warrants for Series A convertible preferred shares	300,000	23	—	—	—	—	—	—	—	—		3,386		—	(1,235)		—		—		—		2,174
Exercise of warrants for ordinary shares	—	—	—	—	—	—	—	—	121,622	9		2,126		—	(471)		—		—		—		1,664
Conversion of series A,B,C,D preferred shares	(5,450,000)	(449)	(12,110,495)	(1,003)	(3,378,379)	(272)	(2,598,503)	(200)	23,537,377	1,924		—		—	—		—		—		—		—
Issuance of ordinary shares on IPO (net of issuance cost of RMB25,665)	—	—	—	—	—	—	—	—	16,368,000	1,208		347,619		—	—		—		—		—		348,827
Provision for statutory reserves	—	—	—	—	—	—	—	—	—	—		—		—	—		7,540		(7,540)		—		—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—		—		—	—		—		—		(2,822)		(2,822)		(2,822)
Net income	—	—	—	—	—	—	—	—	—	—		—		—	—		—		2,487		—		2,487		2,487

Balance at December 31, 2007	—	—	—	—	—	—	—	—	58,434,407	4,805		760,858		—	6,370		12,161		(103,254)		(2,206)		678,734		(335)
										US$	658	US$	104,304		US$	873	US$	1,667	US$	(14,154)	US$	(302)	US$	93,046

See notes to consolidated financial statements.

CHINAEDU CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands, except share-related data)

	Years ended December 31,
	2005	2006	2007	2007
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net (loss) income	(2,850)	25,539	2,487	341
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Minority interest	9,869	23,581	25,148	3,447
Share-based compensation	2,378	2,711	3,643	499
Depreciation and amortization of property and equipment	5,023	8,157	8,206	1,125
Amortization of land use rights	137	518	533	73
Amortization of intangible assets	3,251	8,294	8,548	1,172
Goodwill impairment	—	—	16,192	2,220
Amounts due from related parties write off	—	—	7,049	966
Fixed assets write down	—	—	688	94
Gain on conversion of warrants of series D convertible preferred shares	—	—	(394)	(54)
Interest expenses	1,242	2,279	2,130	292
Loss (gain) from disposal of property and equipment	463	(51)	89	12
Deferred income taxes	(855)	(2,481)	(1,283)	(176)
Changes in assets and liabilities:
Accounts receivable	(2,435)	(7,679)	11,340	1,555
Prepaid expenses and other current assets	2,332	2,729	(8,737)	(1,198)
Amounts due from related parties	(21,029)	(2,609)	(52,492)	(7,196)
Accounts payable	(7,350)	3,685	(5,640)	(773)
Deferred revenue	10,037	9,705	7,905	1,084
Accrued expenses and other current liabilities	5,500	1,128	20,860	2,860
Amounts due to related parties	(30,308)	763	25,045	3,433
Unrecognized tax benefit	—	—	588	81
Income taxes payable	3,180	6,144	9,495	1,302
Rental deposits	569	458	(1,187)	(163)
Other taxes payable	(1,472)	(73)	2,914	399

Net cash (used in) provided by operating activities	(22,318)	82,798	83,127	11,395

Cash flows from investing activities:
Purchase of businesses, net of cash acquired of RMB84,089, RMB1,330 and RMB625 in 2005, 2006 and 2007, respectively	9,649	(30,795)	(22,520)	(3,087)
Purchase of land use rights	—	(19,092)	(2,195)	(301)
Purchase of property and equipment	(10,749)	(18,470)	(69,687)	(9,553)
Deposits paid for acquisition of property and equipment	—	—	(2,025)	(278)
Purchase of term deposits	—	(10,000)	3,958	543
Purchase of contractual exclusive rights	(6,850)	(3,450)	(3,430)	(470)
Purchase of cost method investment	—	(1,110)	—	—
Proceeds from disposal of property and equipment	—	141	—	—

Net cash used in investing activities	(7,950)	(82,776)	(95,899)	(13,146)

Cash flows from financing activities:
Proceeds from IPO (net of issuance cost of RMB25,665)	—	—	348,827	47,820
Cash dividends paid to minority shareholders	(3,152)	(12,898)	(19,028)	(2,609)
Capital contribution by minority shareholders	200	6,090	2,030	278
Proceeds from issuance of Series D convertible preferred shares (net of issuance costs of RMB2,598)	—	—	72,033	9,875
Proceeds from issuance of Series C convertible preferred shares (net of issuance costs of RMB928)	51,385	—	—	—
Proceeds from exercise of warrants	—	—	3,838	526
Repurchase of Series B convertible preferred shares	—	—	(640)	(88)
Repurchase and cancellation of ordinary shares	—	—	(12,813)	(1,757)
Issuance of convertible notes	28,187	—	—	—
Repayment of convertible notes	—	—	(27,783)	(3,809)
Repayment of long-term loan interest and principal	—	—	(1,080)	(148)
Collection of subscription receivable	4,470	—	1,117	153

Net cash provided by (used in) financing activities	81,090	(6,808)	366,501	50,241

Effect of exchange rate changes	(1,846)	(811)	(4,930)	(674)
Net increase in cash and cash equivalents	48,976	(7,597)	348,799	47,816
Cash and cash equivalents, beginning of year	106,936	155,912	148,315	20,332

Cash and cash equivalents, end of year	155,912	148,315	497,114	68,148

Supplemental disclosure of cash flow information
Income taxes paid	1,669	3,331	6,791	931
Interest paid	104	—	4,743	650

Supplemental disclosure of non-cash financing activities:
Conversion of convertible note into Series B preferred shares	32,909	—	—	—

Receivable for the issuance of ordinary shares upon exercise of share options by employees	—	1,117	—	—

Issuance of ordinary shares for purchases of subsidiaries	3,914	30,158	—	—

Conversion of convertible note into Series D preferred shares	—	—	2,489	341
Building purchased by mortgage loan	—	—	26,430	3,623
Conversion of Series A, B, C, D preferred shares into ordinary shares	—	—	1,924	264

See notes to consolidated financial statements.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In thousands, except share-related data)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES

ChinaEdu Corporation (the “Company”) was incorporated in the Cayman Islands on September 6, 1999.  The Company, its subsidiaries, and its variable interest entities are collectively referred to hereinafter as the “Group”.  The Group principally provides online educational technical and consulting services to schools and universities that provide online education services, and traditional classroom and online education services in the People’s Republic of China (the “PRC”).

A summary of the Company’s subsidiaries and variable interest entities as of December 31, 2007 are as follows:

	Date of incorporation	Percentage of
Name of subsidiaries	or establishment	ownership	Principal activities

CMR Web-learning Co., Ltd. (“CMR Web”)	July 29, 1999	70%	Online degree program

Beijing Hongcheng Liye Technology Co., Ltd. (“Hongcheng Liye”)	April 15, 2003	100%	Online degree program

Beijing Beiyuda Education Technology Co., Ltd. (“Beiyuda”)	September 26, 2006	51%	Online degree program

Dalian Dongcai Technology Co., Ltd. (“Dongcai”)	June 4, 2003	70%	Online degree program

Zhong Nongda Networks Development Co., Ltd. (“Zhongnongda Networks”)	October 30, 2001	55%	Online degree program

Beijing WITT Education Consultant Management Co., Ltd. (“WITT Education”)	July 4, 2003	100%	International curriculum program

Beijing WITT Science Co., Ltd. (“WITT Science”)	December 26, 2005	100%	International curriculum program

Beijing BCIT Science and Education Management Consulting Limited (“Beijing BCIT”) (PRC)	January 13, 2005	100%	International curriculum program

Beijing Xuezhi Times Education Science Co., Ltd. (“Beijing Xuezhi”)	October 18, 2001	80%	Online tutoring

Beijing Gotop Education Co., Ltd. (“Gotop Hongcheng”)	December 26, 2005	80%	Online tutoring

Tianjin Gaotuo Hongcheng Education Technology Co., Ltd. (“Tianjin Gaotuo Hongcheng”)	June 26, 2006	100%	Online tutoring

Beijing Distance Education Technology Co., Ltd. (“Yuancheng Education”)	March 31, 2006	61%	Online tutoring

Hongcheng Technology Development Co., Ltd. (“Hongcheng Technology”)	July 31, 2000	100%	Online degree program

Chongqing Chongda Yuanxing Co., Ltd. (“Chongda”)	December 24, 2003	51%	Online degree program

Beijing BCIT Science and Education Management Consulting Limited (BVI) (“BJ-BCIT”)	February 10, 2006	100%	International curriculum program

BJ-WITT EDU MAN. LTD. (BVI) (“BJ-WITT”)	July 4, 2003	100%	International curriculum program

Xiandai Xingye Network Technology Co., Ltd. (“Xiandai Technology”)	November 7, 2000	N/A	Provision of internet content

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In thousands, except share-related data)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

	Date of incorporation	Percentage of
Name of subsidiaries	or establishment	ownership	Principal activities

Beijing Gotop Electronic Science Co., Ltd. (“Gotop Electronic”)	November 29, 1995	80%	Provision of internet content

Tianjin Gotop Electric Science Co., Ltd. (“Tianjin 101”)	January 27, 2001	80%	Online tutoring

Beijing Hongcheng Education Technology Co., Ltd. (“Hongcheng Education”)	March 7, 2005	N/A	Private primary and secondary schools

Jingzhou Tianchang Investment Co., Ltd. (“Tianchang”)	September 6, 2005	72.5%	Private primary and secondary schools

Jingzhou Middle School South Campus (“South Campus”)	December 28, 2005	54%	Private primary and secondary schools

Pingdingshan Wellent Bilingual School (“Pingdingshan”)	September 3, 2002	100%	Private primary and secondary schools

Anqing Foreign Language Middle School (“Anqing Foreign Language”)	August 2, 2004	100%	Private primary and secondary schools

Beijing Mingdaoyuan Technology Co., Ltd (“Beijing Mingdao”)	March 27, 2007	51%	Online degree program

PRC regulations currently limit foreign ownership of entities providing Internet content and engaging in primary and junior high school education.  To comply with PRC laws and regulations, the Company provides such services in China through its variable interest entities, Xiandai Technology, Hongcheng Education and their subsidiaries.

Xiandai Technology was established by two of the Company’s former directors on November 7, 2000, and it holds certain Internet content provider licenses and operates the website www.chinaedu.net on behalf of the Group.  The initial capital contributions from the two former directors were obtained from Hongcheng Technology in the form of non-interest bearing loans totaling RMB600.  The loans were eliminated upon consolidation.  A summary of the key terms in the loan agreements and the related pledge agreements is as follows:

(i)	Proceeds from the loans are to be used solely for the investments in Xiandai Technology;
(ii)	The loans can only be repaid by a transfer of the equity ownership interest in Xiandai Technology to Hongcheng Technology;
(iii)	Ownership interest in Xiandai Technology cannot be transferred to other parties without the approval of Hongcheng Technology;
(iv)	Hongcheng Technology has the right to appoint all directors and senior management personnel of Xiandai Technology;
(v)	All ownership rights, including voting rights and rights to declare and pay dividends, are assigned to Hongcheng Technology for an indefinite term; and
(vi)	Hongcheng Technology has the right to acquire all of the ownership interests in Xiandai Technology at any time, when permitted by the PRC law.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In thousands, except share-related data)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Hongcheng Education was established on March 7, 2005 by one of the Company’s management personnel and a former director of the Company, and it holds certain education licenses on behalf of the Group.  The initial capital contributions from the two equity owners were obtained from the Company in the form of non-interest bearing loans totaling RMB54,200.  The loans were eliminated upon consolidation.  A summary of the key terms in the loan agreements and the related pledge agreements is as follows:

(i)	Proceeds from the loans are to be used solely for the investments in Hongcheng Education;
(ii)	The loans can only be repaid by a transfer of the equity ownership interest in Hongcheng Education to the Company;
(iii)	Ownership interest in Hongcheng Education cannot be transferred to other parties without the approval of the Company;
(iv)	The Company has the right to appoint all directors and senior management personnel of Hongcheng Education;
(v)	All ownership rights, including voting rights and rights to declare and pay dividends, are assigned to the Group for an indefinite term; and
(vi)	The Company has the right to acquire all of the ownership interests in Hongcheng Education at any time, when permitted by the PRC law.

The Group had elected to adopt Financial Accounting Standard Board (“FASB”) Interpretation No. 46 (revised) “Consolidation of Variable Interest Entities-an Interpretation of ARB No. 51” (“FIN 46R”) from its inception.  Through the contractual agreements described above, both Xiandai Technology and Hongcheng Education are considered to be variable interest entities in accordance with FIN 46R because the equity owners lack the ability to make decisions about Xiandai Technology and Hongcheng Education’s activities that have a significant effect on their success and substantially all of Xiandai Technology and Hongcheng Education’s businesses are conducted on behalf of Hongcheng Technology and the Company, respectively.  Under the Technical Consulting and Services Agreements, Hongcheng Technology has the sole discretion to charge Xiandai Technology and Hongcheng Education fees that represent substantially all of the variable interest entities’ net income.  In addition, the Company has assumed all of the voting rights of both the board of directors and shareholders of Hongcheng Education, and Hongcheng Technology has assumed all of the voting rights of both the board of directors and shareholders of Xiandai Technology.  The assumption of these rights gives the Company and Hongcheng Technology the rights to declare and pay dividends or other forms of distribution.  Since the Company is the sole variable interest holder of Hongcheng Education, and Hongcheng Technology is the sole variable interest holder of Xiandai Technology, the Company and Hongcheng Technology are the primary beneficiaries of such variable interest entities.  Furthermore, because Hongcheng Technology and the Company are the primary beneficiaries of Xiandai Technology and Hongcheng Education, respectively, the accounts and operations of Xiandai Technology and Hongcheng Education are included in the accompanying consolidated financial statements effective as of the date of the above agreements.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In thousands, except share-related data)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The following financial information of Xiandai Technology and Hongcheng Education was included in the accompanying consolidated financial statements:

	December 31,
	2006	2007
	RMB	RMB

Total assets	94,185	154,070
Total liabilities	30,925	92,627

	Years ended December 31,
	2005	2006	2007
	RMB	RMB	RMB

Net revenue	8,538	13,798	31,608
Net (loss) income	(1,615)	2,436	3,592

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).  The accompanying consolidated financial statements of the Group are stated in Renminbi (“RMB”).  The presentation of the amounts in United States dollar (“US$”) is included solely for the convenience of the readers and were converted at a rate of RMB7.2946 to US$1, the approximate rate of exchange at December 31, 2007.  Such translation should not be construed to be the amounts that would have been reported under US GAAP.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, and its variable interest entities.  All inter-company transactions and balances have been eliminated upon consolidation.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits which are unrestricted as to withdrawal or use, and have remaining maturities of three months or less when purchased.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In thousands, except share-related data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Term deposits

Term deposits consist of deposits placed with financial institutions with original maturity terms of greater than three months but less than one year.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and the accompanying notes.  Significant accounting estimates reflected in the Group’s financial statements include the allowance of doubtful debts, the useful lives and impairment of property and equipment, land use rights, and intangible assets with definite lives; valuation allowance for deferred tax assets; impairment of goodwill and indefinite life intangible assets; purchase price allocation relating to the businesses acquired; share-based compensation; valuation of convertible notes; and the related detachable warrants.  Actual results could differ materially from those estimates.

Land use rights, net

Land use rights are recorded at cost less accumulated amortization.  Amortization is provided on a straight-line basis over the estimated useful lives, which is generally 50 years and represents the shorter of the estimated usage periods or the terms of the agreements.

Property and equipment, net

Property and equipment are carried at cost less accumulated depreciation and amortization.  Assets under construction are not depreciated until they are ready for their intended use.  Depreciation and amortization is calculated on a straight-line basis over the following estimated useful lives:

Buildings	20 years
Furniture, fixtures and equipment	3-5 years
Motor vehicles	5 years
Leasehold improvements	Shorter of the lease term or the
estimated useful lives

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In thousands, except share-related data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Intangible assets, net

Intangible assets consist of copyrights, customer base, software platform, contractual rights and prepaid operating contracts, and are carried at cost, less accumulated amortization.  Amortization is calculated on a straight-line basis over the shorter of the contractual terms or the expected useful lives of the acquired assets.  The weighted average amortization periods by major intangible assets class is as follows:

Service agreements with universities and high schools	35 years
Operating platform	6 years
Customer base	4 years
Online courseware	2 years
Agency agreements	5 years
Contractual rights	10 years
Prepaid operating contracts	22 years

Management has determined that the Group’s trade names do not have determinable useful lives.  Consequently, the carrying amounts of trade names are not amortized but are tested for impairment annually or more frequently if events or circumstances indicate that the asset may be impaired.  Such impairment test consists of a comparison of the fair values of the trade names with their carrying amounts and an impairment loss is recognized if and when the carrying amounts of the trade names exceed their fair values.  The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies.  Significant assumptions are inherent in this process, including estimates of discount rates.  Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets.  No impairment of indefinite life intangible assets was recorded during the years ended December 31, 2005, 2006 and 2007.

Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable.  When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition.  If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets.  The Company did not record any impairment loss during the years ended December 31, 2005, 2006 and 2007.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In thousands, except share-related data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Goodwill

Goodwill is not amortized but is evaluated at least annually for impairment following a two-step process.  The first step compares the fair values of each reporting unit to its carrying amount, including goodwill.  If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required.  If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill.  The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit.  The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill.  An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

Management performed the annual goodwill test as of December 31, 2005, 2006, and 2007 and no impairment losses were recorded in 2005 and 2006.  In 2007, based on the impairment assessment performed by management, the Company incurred a goodwill impairment charge of RMB16,192.  This impairment charge relates to the Friendly Experimental Class program (the “FEC program”), as management has significantly adjusted downward the profitability forecast for this portion of the Company’s business.  The Company expects future net revenue from the FEC program to be lower than the Company had previously forecast as a result of lower student numbers and lower per student amounts payable to the Company under its contractual arrangements with participating schools.  These developments are the result of increased competition, increased bargaining power of the schools participating in the program and the Company’s expansion of the program into less affluent areas of China, where tuition fees tend to be lower.  In addition to these charges, the Company expects that these developments will adversely affect the future financial results for the FEC program.  The fair values of the reporting units were established using a combination of expected present value of future cash flow and income approach valuation methodology.

The changes in the carrying amount of goodwill by reportable segments for the years ended December 31, 2006 and 2007 were as follows:

	Online	Primary private	Online	International
	degree	and secondary	tutoring	curriculum
	program	schools	program	program	Total
	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2006	12,860	1,250	14,926	32,171	61,207
Goodwill acquired during the year	—	—	—	15,302	15,302
Balance as of December 31, 2006	12,860	1,250	14,926	47,473	76,509
Goodwill acquired during the year	—	674	—	12,328	13,002
Goodwill impairment during the year	—	—	—	(16,192)	(16,192)
Balance as of December 31, 2007	12,860	1,924	14,926	43,609	73,319

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In thousands, except share-related data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition

The Group’s revenue is principally derived from four primary sources: (i) the provision of bundled online education technical and consulting services; (ii) the provision of traditional classroom education services; (iii) the provision of online tutoring services; and (iv) the licensing of online education technology platform and courseware for online education purposes.  Revenue is recognized when earned and is reported net of business taxes, which totaled RMB4,350, RMB6,247 and RMB7,354 for the years ended December 31, 2005, 2006, and 2007, respectively.

(i)                                  Online education technical and consulting services

The Group’s primary business is to provide online education technical and consulting services to the online degree programs of leading Chinese universities.  These services include academic program development, technology services, enrollment marketing, student support services, and finance operations.  Since each of the services does not have a stand-alone value to the universities, these services are accounted for as one unit of accounting and the related revenue is recognized ratably over the service period.  The Group primarily hosts the online education technology on its system and provides access to the universities to whom the Group provides services and their students.  Any universities that prefer hosting the online education platform or courseware on their own systems must enter into separate arrangements with the Group (see revenue recognition note (iv) below).

The Group receives service fees from the universities each semester covering services to be provided to the universities during that semester.  The amount of service fees to be received by the Group is derived from tuition fees collected by the universities from their students at the beginning of each semester, as adjusted for the universities’ costs and expenses, such as refunds to students, fees to other service providers, and other operating costs and expenses.

Fees received are initially recorded as deferred revenue and are recognized as revenue ratably over the six-month school semester during which the Group provides the services.  The semesters generally begin in April and October of each calendar year.  The Group does not provide services directly to the students and does not have obligations to the students.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In thousands, except share-related data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

(ii)                              Traditional classroom education services

The Group operates a number of private primary and secondary schools, and markets and supports international post-secondary and English language curriculum programs to established learning institutions.  Fees from private and secondary schools operations are initially recorded as deferred revenue at the time the students register for their classes and the Group receives payments.  Students must register and pay for their classes at the beginning of each semester.  Revenue is recognized ratably over the service period, which is six months for each school semester, as the education services are delivered.  If a student withdraws from a class, any collected but unearned portion of the fee is recognized at that time unless the student is entitled to a refund under limited circumstances.

For the international post-secondary and English language curriculum programs, students must register and pay for their classes at the beginning of each semester.  Fees collected from the provision of teaching and other support services to the learning institutions are recognized either when such services are provided, or on a straight-line basis over the service period, which is typically the six-month school semester.

(iii)                          Online tutoring services

The Group offers online interactive tutoring services to primary and secondary students.  These services allow the customers access to the online education services over a fixed period of time, generally ranging from one month to three years, through the use of prepaid cards.  The prepaid cards are sold to distributors, from whom the Group collects payments when the prepaid cards are delivered to the distributors.  The distributors then resell the cards to end users.  All prepaid fees received from distributors are initially recognized as deferred revenue and revenue is recognized ratably over the applicable period that the Group provides services.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In thousands, except share-related data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

(iv)                            Licensing of online education technology platform and courseware

The Group licenses its online education technology platform and courseware to universities and other education companies and also provides post contract customer support (“PCS”), which includes telephone support and unspecified upgrades on a when-and-if available basis.  The Group recognizes revenue from licensing of online education technology platform and courseware when persuasive evidence of an agreement exists, delivery of the services has occurred, the fee is fixed or determinable, and collectibility is probable.  As the Group does not have vendor-specific objective evidence to establish the fair values of the undelivered elements, the Group recognizes revenue from the licensing of online education technology platform and courseware over the PCS period, which is typically 12 months.

Revenue from the licensing of the online education technology network platform and courseware also includes the rebate of value-added taxes.  The value-added taxes rebate program is part of the PRC government’s strategy to encourage high technology development in the PRC.  Since the Group cannot estimate when or if a rebate will be provided by the PRC taxing authorities, rebates are recorded as a component of revenue when received and are not subject to future return or reimbursement.  Rebates received by the Group during 2005, 2006, and 2007 were RMB1,094, RMB1,669, and RMB2,405, respectively.

Accounts receivable

Accounts receivable relate to the online education technical and consulting services provided to certain university customers.  Accounts receivable are recorded at amounts that are presently due based on the service agreement, which are net of allowance for doubtful accounts.

The Company writes off accounts receivable when it becomes apparent based upon age or customer circumstances that such amounts will not be collected.

Cost method investment

For investment in an investee over which the Group does not have significant influence, the Group carries the investment at cost and recognizes income as any dividends received from the distribution of the investee’s earnings.  The Group reviews the cost investment for impairment whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable.  An impairment loss is recognized in earnings equal to the difference between the investment’s cost and its fair value at the balance sheet date of the reporting period for which the assessment is made.  The fair value of the investment would then become the new cost basis of the investment.  No impairment charges were recorded during the years ended December 31, 2005, 2006 and 2007.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In thousands, except share-related data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, term deposits, and accounts receivable.  The Group places its cash and cash equivalents and term deposits with financial institutions with high-credit ratings and quality.

The Group conducts credit evaluations of its customers and generally does not require collateral or other security from them.  To date, the Group primarily collects fees for its services up front and has not experienced significant losses from uncollectible accounts.  Therefore, no allowance for doubtful accounts was established as of December 31, 2006 and 2007.  Management of the Group will continue to evaluate the Group’s collection experience and will provide for an allowance for doubtful accounts as appropriate.

A summary of the customers who accounted for 10% or more of the Group’s consolidated net revenues was as follows:

	Years ended December 31,
Customers	2005	2006	2007
	RMB	RMB	RMB

A	33,332	39,947	55,965
B	25,715	32,522	37,075
C	*	*	*
D	*	39,643	45,926
E	14,056	*	*

A summary of the customers who accounted for 10% or more of the Group’s consolidated accounts receivable was as follows:

	December 31,
Customers	2006	2007
	%	%

A	17	32
B	21	21
C	29	32
D	*	*
E	14	*
F	*	11

*                                         Represented less than 10% of consolidated revenue or accounts receivable balances.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In thousands, except share-related data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Research and development

Research and development expenses include payroll, employee benefits, and other headcount-related costs associated with the development of online education technology platform and courseware.  The Group expenses all research and development costs when incurred.

Advertising costs

Advertising costs are expensed as incurred.  The Group incurred advertising costs totaling RMB1,552, RMB4,704 and RMB5,575 for the years ended December 31, 2005, 2006, and 2007, respectively, which were recorded as a component of selling and marketing expenses in the  accompanying consolidated statements of operations.

Royalty fees

Royalty fees payable to a middle school increase each year from the 2005 calendar year to the 2024 calendar year.  Royalty fees during this period were aggregated and recognized as royalty expense on a straight-line basis.  The difference between royalty fees paid and the amount reported as expenses was included as a component of accrued expenses and other current liabilities in the accompanying consolidated balance sheets.

Foreign currency translation

The functional currency of the Company, BJ-BCIT and BJ-WITT is the US$.  The functional currency of the Group, excluding the Company, BJ-BCIT and BJ-WITT, is the RMB.  Transactions in other currencies are recorded in each relevant entity’s functional currency at the rates of exchange prevailing when the transactions occur.  Monetary assets and liabilities denominated in other currencies are translated into the applicable functional currencies at rates of exchange in effect at the balance sheet dates.  Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates and transactions dominated in other currencies are converted at the applicable rates of exchange prevailing when the transactions occur.  Exchange gains and losses are recorded in the consolidated statements of operations.

The Group’s reporting currency is the RMB.  Currency translation involves translating from the functional currency of PRC entities of RMB into the Company’s functional currency of US$ followed by a translation from US$ to the reporting currency of RMB.  Assets and liabilities are translated at the exchange rates at the balance sheet date, equity amounts are translated at historical exchange rates and revenues, expenses, gains, and losses are translated using the average rate for the year.  Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive loss in the consolidated statements of shareholders’ equity.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In thousands, except share-related data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency risk

The RMB is not a freely convertible currency.  The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies.  The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.  Cash and cash equivalents and term deposits of the Group included aggregate amounts of RMB158,315 and RMB171,831 at December 31, 2006 and 2007, respectively, which were denominated in RMB.

Income taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net of operating loss carry forwards and credits, by applying enacted statutory tax rates applicable to future years.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.  Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

On January 1, 2007, the Group adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (“FIN 48”).  As a result of the implementation of FIN 48, the total amount of unrecognized tax benefits was RMB4,332 as of December 31, 2007.  The Group recognized RMB3,744 accumulated impact to accumulated deficits as of January 1, 2007.  The Group recognizes interest and penalties related to uncertain tax positions in income tax expense, and the Group recognized RMB499 and RMB89 of accrued interest and penalties, respectively, related to uncertain tax positions as of December 31, 2007.  The Company is subject to taxation in China and other foreign jurisdictions.

Comprehensive income (loss)

Comprehensive income (loss) includes net income and foreign currency translation adjustments.  Comprehensive income (loss) is reported as a component of the consolidated statements of shareholders’ equity.

Fair value of financial instruments

Financial instruments include cash and cash equivalents, term deposits, accounts receivable, accounts payable, long term debt, convertible notes, and amounts due from and due to related parties.  The carrying values of cash and cash equivalents, term deposits, accounts receivable, and amounts due from and to related parties approximate their fair values due to their short-term maturities.

The fair values of the convertible notes as of December 31, 2006 and 2007 were RMB31,112 (US$4,027) and RMB nil, respectively, determined based on the incremental borrowing rate discounted by using the effective interest method.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In thousands, except share-related data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Net income (loss) per share

The Group had determined that its convertible preferred shares were participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis.  The holders of the preferred shares were entitled to receive dividends on a pro rata basis, as if their shares had been converted into ordinary shares.  Accordingly, the Group used the two-class method of computing net income (loss) per share, for ordinary and preferred shares according to participation rights in undistributed earnings.  Under this method, net income applicable to holders of ordinary shares was allocated on a pro rata basis to the ordinary and preferred shares to the extent that each class may share income for the period; whereas undistributed net loss was allocated to ordinary shares because preferred shares were not contractually obligated to share the loss.

To calculate the number of shares for diluted net income (loss) per share, convertible preferred shares were computed using the if-converted method.  The convertible preferred shares, convertible notes, options and warrants, which could potentially dilute basic net income per share in the future, were excluded from the computation of diluted net income (loss) per share for the year ended December 31, 2005 as their effects would have been antidilutive.

Share-based compensation

The Group grants stock options to its employees and directors.  Prior to January 1, 2006, the Group accounted for employee share-based compensation in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB Opinion 25”), and its related interpretations, which required the Group to record a compensation charge for the excess of the fair value for the ordinary shares at the grant date over the amount an employee must pay to acquire the ordinary shares.  The compensation expense is recognized on a straight-line basis over the applicable service period, which is usually the vesting period.

In December 2004, the FASB issued Statements of Financial Accounting Standard (“SFAS”) No. 123R, which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25.  Effective January 1, 2006, the Group adopted SFAS No. 123R and recognized compensation cost on a straight-line basis over the requisite service period which is the vesting period.  The Group used the prospective method.  Under this method, share-based compensation expense recognized includes: (a) compensation expense for all share-based compensation awards granted prior to, but not yet vested as of, January 1, 2006, based on the intrinsic value as of the grant date; and (b) compensation expense for all share-based compensation awards granted on or subsequent to January 1, 2006, based on grant-date fair value.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In thousands, except share-related data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Share-based compensation - continued

For share-based compensation awards that were granted to employees prior to January 1, 2006 that are not yet vested and continue to be reported under APB Opinion 25, the following is the Group’s pro forma net (loss) income that would have been reported if such awards were accounted for under SFAS No. 123R:

	2005	2006	2007
	RMB	RMB	RMB

Net (loss) income, as reported	(2,850)	25,539	2,487
Add: Share-based compensation as reported	2,378	2,711	3,643
Less: Share-based compensation determined using the fair value method	7,596	7,355	7,108
Pro forma net (loss) income attributable to ordinary shareholders	(8,068)	20,895	(978)

Basic (loss) income per share:
As reported	(0.18)	0.65	0.06
Pro forma	(0.50)	0.53	(0.02)
Diluted (loss) income per share:
As reported	(0.18)	0.60	0.05
Pro forma	(0.50)	0.49	(0.02)

The fair value of each option granted to employees is estimated on the date of grant using the following assumptions for grants during the years ended December 31, 2005, 2006 and 2007.  The minimum value method was used for grants in 2005 as permitted for non-public companies.

	2005	2006	2007

Option granted to employees:
Weighted average risk-free rate of return	4.11%	4.68%	4.45%
Weighted average expected option life (years)	6.5	4.8	5.0
Weighted average volatility rate	—	47.6%	44.1%
Weighted average dividend yield	—	—	—

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In thousands, except share-related data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting standards

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which provides enhanced guidance for using fair value to measure assets and liabilities.  SFAS No. 157 also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings.  SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value.  SFAS No. 157 does not expand the use of fair value in any new circumstances.  SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  FASB Staff Position No. FAS 157-2, “Effective Date of FASB Statement No. 157” delays the effective date of Statement 157 for all nonrecurring fair value measurements of non-financial assets and non-financial liabilities until fiscal years beginning after November 15, 2008.  The Group is currently evaluating whether the adoption of SFAS No. 157 will have a significant effect on its consolidated financial position, results of operations, or cash flows.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115”.  SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value.  The standard requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of a company’s choice to use fair value on its earnings.  It also requires entities to display the fair value of those assets and liabilities for which a company has chosen to use fair value on the face of the balance sheet.  SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007.  The Group is currently evaluating whether the adoption of SFAS No. 159 will have a significant effect on its consolidated results of operations and financial position.

In December 2007, the FASB issued SFAS No.160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51” to improve the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report noncontrolling (minority) interests in subsidiaries in the same way as required in the consolidated financial statements.  Moreover, SFAS No. 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions.  SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years.  Earlier adoption is prohibited.  The Group has not yet begun the process of assessing the potential impact the adoption of SFAS No. 160 may have on its consolidated financial position or results of operations.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In thousands, except share-related data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting standards - continued

In December 2007, the FASB issued SFAS No.141(R), “Business Combinations,” to improve reporting by creating greater consistency in the accounting and financial reporting of business combinations.  The standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination.  SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, except for certain tax adjustments for prior business combinations.  Early adoption is prohibited.  The Group has not yet begun the process of assessing the potential impact the adoption of SFAS No. 141R may have on its consolidated financial position or results of operations.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows.  The standard requires disclosure of fair values of derivative instruments and their gains and losses in a tabular format as well as cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments.  SFAS No. 161 also provides more information about an entity’s liquidity by requiring disclosure of derivative features that are credit risk-related.  SFAS No.161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged.  The Group does not expect the adoption of SFAS No. 161 to have a material impact on its financial statements.

3.                                      ACQUISITIONS

During the periods from 2005 to 2007, in order to enhance its leading online degree education service offerings, and to diversify its service offerings under the private primary and secondary schools, online tutoring, and international curriculum programs, the Group consummated the acquisitions set forth below.  These transactions were recorded using the purchase method of accounting, and accordingly, the acquired assets and liabilities were recorded at their estimated fair values on the acquisition date.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In thousands, except share-related data)

3.                                      ACQUISITIONS - continued

(a)                                  In January 2005, Hongcheng Liye acquired an 80% equity interest in Gotop Electronic and Beijing Xuezhi from Tianjin Tianxingjian Education Co., Ltd. (“Tianxingjian”), which were engaged in providing online tutoring services, for an aggregate purchase price of RMB12,914, consisting of cash consideration of RMB9,000 and the issuance of 550,000 ordinary shares with an aggregate fair value of US$473 (an equivalent of RMB3,914) on the acquisition date.  The minority interest was a debit balance and therefore recorded as zero.

The purchase price was allocated based on the fair values of the acquired assets and liabilities as follows:

		Weighted average
	RMB	amortization period

Cash and cash equivalents	17,486
Prepaid expenses and other current assets	962
Amount due from related parties	1,211
Deferred tax assets	1,800
Property and equipment	1,286
Accounts payable	(2,241)
Amount due to related parties	(10,941)
Accrued expenses	(6,866)
Income taxes payable	(500)
Deferred revenue	(8,588)
Net liabilities assumed	(6,391)
Intangible assets:
Trade name	3,462	Indefinite life
Online courseware	1,429	2 years
Agency agreements	295	5 years
Operating platform	393	5 years
Total intangible assets	5,579	3.5 years
Deferred tax liabilities related to intangible assets acquired	(1,200)
Goodwill (allocated to the online tutoring program segment)	14,926
Total	12,914

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In thousands, except share-related data)

3.                                      ACQUISITIONS - continued

(b)                                 In September 2005, the Company acquired a 100% equity interest in BJ-WITT, a BVI company engaged in providing foreign language education and other overseas education services, with cash consideration of RMB34,300, of which RMB28,300 was paid as of December 31, 2005 and the remaining RMB6,000 was paid in 2006.

Under the same transaction, the Company, through its wholly owned subsidiary Hongcheng Liye, also acquired an 80% equity interest in WITT Education, an entity that was owned by the original shareholder of BJ-WITT, for cash consideration of RMB3,627.  WITT Education, a company established in the PRC, is mainly engaged in educational management consulting and provides traditional classroom education services through its language program-the FEC program.

Total purchase price for the acquisition of BJ-WITT and WITT Education was allocated as follows:

		Weighted average
	RMB	amortization period

Cash and cash equivalents	11,126
Prepaid expenses and other current assets	1,399
Amount due from related parties	6,276
Property and equipment	1,082
Accounts payable	(9,503)
Amount due to related parties	(8,833)
Accrued expenses	(455)
Deferred income tax	(204)
Deferred revenue	(11,425)
Net liabilities assumed	(10,537)
Intangible assets:
Service agreement with a high school	18,722	20 years
Service agreements with other high schools	5,436	15 years
Total intangible assets	24,158	18.9 years
Deferred tax liabilities relating to intangible assets acquired	(7,865)
Goodwill (allocated to the international curriculum program segment)	32,171
Total	37,927

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In thousands, except share-related data)

3.                                      ACQUISITIONS - continued

In May 2007, the Group acquired the remaining 20% equity interest in WITT Education for cash consideration of RMB12,800 (US$1,654), and WITT Education became a wholly-owned subsidiary of the Group.  In addition, the Group paid an additional RMB6,000 to the original shareholder in 2007 since WITT Education met the operating performance target set forth in the purchase agreement.

The purchase price for this 20% minority interest was allocated based on the fair values of the acquired assets and liabilities on the date of the acquisition.  The fair values were determined by American Appraisal China Limited, an independent third party valuation firm.

The purchase price was allocated based on the fair value of the acquired assets and liabilities as follows:

		Weighted average
	RMB	amortization period

Intangible assets:
Service agreement with a high school	3,154	19 years
Service agreements with other high schools	4,980	14 years
Total intangible assets	8,134	16 years
Deferred tax liabilities relating to intangible assets acquired	(1,907)
Goodwill (allocated to the international curriculum program segment)	6,573
Total	12,800

(c)                                  In an effort to continue expanding its online education services business, on November 30, 2005, Hongcheng Liye acquired a 55% equity interest in Zhong Nongda Networks, with a cash consideration of RMB39,638, of which RMB13,513 was paid as of December 31, 2005 and the remaining RMB26,125 was paid in 2006.  Zhong Nongda Networks, incorporated in October 30, 2001, provides online educational technical and consulting services to China Agricultural University.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In thousands, except share-related data)

3.                                      ACQUISITIONS - continued

The purchase price was allocated based on the fair values of the acquired assets and liabilities as follows:

		Weighted average
	RMB	amortization period

Cash and cash equivalents	25,477
Amount due from related parties	3,301
Prepaid expenses and other current assets	2,155
Deferred tax assets	2,051
Property and equipment	13,229
Intangible assets	2,129
Amount due to related parties	(10,770)
Accrued expenses	(5,364)
Income taxes payable	(1,892)
Deferred revenue	(11,706)
Net tangible assets acquired	18,610
Minority interest	(8,374)
Intangible assets:
Service agreement with university	19,195	50 years
Customer base	7,992	3.4 years
Operation platform	241	7 years
Online courseware	347	3 years
Total intangible assets	27,775	35.6 years
Deferred tax liabilities relating to intangible assets acquired	(3,716)
Goodwill (allocated to the online degree program segment)	5,343
Total	39,638

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In thousands, except share-related data)

3.                                      ACQUISITIONS - continued

(d)                                 On December 30, 2005, Hongcheng Education acquired a 62.5% equity interest in Tianchang, an entity that invests in education institutions, for cash consideration of RMB20,000.  The primary asset being acquired was Tianchang’s assembled workforce, which is an intangible asset not recognized apart from goodwill.

The purchase price was allocated based on the fair values of the acquired assets and liabilities as follows:

RMB

Cash and cash equivalents	30,000
Minority interest	(11,250)
Net tangible asset	18,750
Goodwill (related to private primary and secondary schools segment)	1,250
Total	20,000

On February 13, 2007, Hongcheng Education acquired an additional 10% equity interest in Tianchang, for cash consideration of RMB3,520.

The purchase price was allocated based on the fair values of the acquired assets and liabilities on the date of the acquisition.

Cash and cash equivalents	625
Accounts receivable	13
Amounts due from related parties	75
Property and equipment	355
Land use right	1,852
Amounts due to related parties	(74)
Net assets acquired	2,846
Goodwill (allocated to private primary and secondary schools segment)	674
Total	3,520

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In thousands, except share-related data)

3.                                      ACQUISITIONS - continued

(e)                                  On February 23, 2006, Hongcheng Liye acquired an 80% equity interest in Beijing BCIT by issuing 2,025,061 ordinary shares with a fair value of US$3,746 (an equivalent of RMB30,158) on the acquisition date.  Beijing BCIT provides international polytechnic education services (“BCIT program”).

The purchase price was allocated based on the fair values of the acquired assets and liabilities as follows:

		Weighted average
	RMB	amortization period

Cash and cash equivalents	1,330
Accounts receivable	86
Prepaid expenses	1,326
Property and equipment	168
Accounts payable	(335)
Accrued expenses	(136)
Deferred revenue	(1,184)
Net tangible assets acquired	1,255
Minority interest	(251)
Intangible assets:
Service agreement with a university	17,600	30 years
Service agreements with other universities	2,400	15 years
Total intangible assets	20,000	28.2 years
Deferred tax liabilities relating to intangible assets acquired	(6,148)
Goodwill (allocated to the international curriculum program segment)	15,302
Total	30,158

The fair values of the ordinary shares issued in connection with these acquisitions were determined by a retrospective valuation performed by American Appraisal China Limited.  The valuation analysis utilizes and considers generally accepted valuation methodologies such as the income, market, cost and actual transaction of the Group.  The Group has incorporated certain assumptions, which include projected cash flows and replacement costs.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In thousands, except share-related data)

3.                                      ACQUISITIONS - continued

As part of the purchase agreement, the Group exercised its option to assume the remaining   20% of the minority interest in Beijing BCIT for no additional consideration because Beijing BCIT did not meet the operating performance targets as stated in the original purchase agreement.  This transaction was completed in May 2007 and Beijing BCIT became wholly owned by the Group thereafter.  The Group incurred RMB200 transaction costs in connection with the acquisition of Beijing BCIT.

The following summary of unaudited pro forma results of operations for the years ended December 31, 2005, 2006 and 2007 were presented with the assumption that all significant acquisitions during these periods occurred as of January 1, 2005.  These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations that would have resulted had the significant acquisitions occurred as of January 1, 2005, nor are they indicative of future operating results.

	Years ended December 31
	2005	2006	2007
	(Unaudited)	(Unaudited)	(Unaudited)

Pro forma net revenues	169,896	213,862	264,988
Pro forma net income (loss)	(3,117)	25,145	2,353
Pro forma net Income (loss) per ordinary shares-basic	(0.19)	0.64	0.06
Pro forma net Income (loss) per preferred A share shares-basic	—	0.64	0.06
Pro forma net Income (loss) per preferred B share shares-basic	—	0.64	0.06
Pro forma net Income (loss) per preferred C share shares-basic	—	0.64	0.06
Pro forma net Income (loss) per preferred D share shares-basic	—	—	0.06
Income (loss) per share diluted	(0.19)	0.59	0.05

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In thousands, except share-related data)

4.                                      PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of:

	December 31,
	2006	2007
	RMB	RMB

Staff advances	5,180	1,911
Advance to an online school	1,832	5,009
Prepaid expenses	1,777	4,360
Advances to suppliers	210	6,212
	8,999	17,492

Staff advances represented travel and the related expenses to be charged to expenses when expense reports are submitted.  Advance to an online school represented amount loaned to an online education alliance program to fund its operations.  Advance to an online school is non-interest bearing and is payable on demand.  Prepaid expenses represented operational expenses prepaid and amortized within one year.  Advances to suppliers represented the advances the Group paid to the course material suppliers for online degree programs.

5.                                      COST METHOD INVESTMENT

In June 2004, the Group obtained a 10% equity interest in Hongcheng Xueyuan Technology Development Co., Ltd. (“Hongcheng Xueyuan”), a company established in the PRC that is engaged in the provision of education services in the PRC, for consideration of RMB100.  The Group settled this consideration by providing education consulting services to Hongcheng Xueyuan.  In December 2006, the Group increased its equity interest in Hongcheng Xueyuan to 19% by acquiring an additional 9% equity interest for cash consideration of RMB1,110.

6.                                      LAND USE RIGHTS, NET

Land use rights, net consisted of the following:

	December 31,
	2006	2007
	RMB	RMB

Land use rights	25,942	28,137
Less: accumulated amortization	(655)	(1,188)
Land use rights, net	25,287	26,949

Amortization expenses for land use rights totaled RMB137, RMB518 and RMB533 for the years ended December 31, 2005, 2006, and 2007, respectively.  Future amortization expenses are RMB564 per year for each of the next five years through December 31, 2012.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In thousands, except share-related data)

7.                                      PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	December 31,
	2006	2007
	RMB	RMB

Buildings	16,380	72,248
Furniture, fixtures and equipment	31,604	34,983
Motor vehicles	7,490	8,983
Leasehold improvements	8,471	9,458
	63,945	125,672
Less: accumulated depreciation and amortization	(24,154)	(29,624)
	39,791	96,048
Construction in progress	3,866	34,697
	43,657	130,745

Depreciation expenses for the years ended December 31, 2005, 2006 and 2007 were RMB5,023, RMB8,157, and RMB8,206, respectively.

8.                                      INTANGIBLE ASSETS, NET

Intangible assets, net including those acquired as part of business combination consisted of the following:

	December 31,
	2006	2007
	RMB	RMB
Intangible assets with definite lives:
Service agreements with universities and high schools	81,101	89,235
Operating platform	690	690
Customer base	11,708	11,708
Online courseware	3,504	3,504
Agency agreements	295	295
Contractual rights	11,800	15,230
Prepaid operating contracts	4,464	4,464
	113,562	125,126
Less: accumulated amortization	(14,188)	(22,736)
	99,374	102,390
Intangible assets with indefinite lives-trade name	3,462	3,462
	102,836	105,852

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In thousands, except share-related data)

8.                                      INTANGIBLE ASSETS, NET - continued

The carrying amount of intangible assets by reportable segment was as follows:

	December 31,
	2006	2007
	RMB	RMB

Online degree programs	53,001	50,636
Private primary and secondary schools	4,048	3,840
Online tutoring program	3,875	3,737
International curriculum program	41,912	47,639
	102,836	105,852

Amortization expenses of intangible assets with definite lives were RMB3,251, RMB8,294 and RMB8,548 for the years ended December 31, 2005, 2006 and 2007, respectively.  Amortization expenses for intangible assets with definite lives for the next five years are follows:

Years ending December 31	RMB

2008	8,582
2009	5,553
2010	4,671
2011	4,642
2012	4,318

9.                                      ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2006	2007
	RMB	RMB

Advances from students	7,247	8,541
Accrued expenses	334	1,913
Accrued professional fees	6,067	13,247
Dividend payable to a subsidiary’s minority shareholders	3,850	—
Accrued employee bonus and welfare benefits	3,027	14,375
Other payables	1,229	4,020
	21,754	42,096

Advances from students represented amounts received for books and materials, which the Group collected from students on behalf of third party vendors.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In thousands, except share-related data)

10.                              OTHER TAXES PAYABLE

Other taxes payable consisted of the following:

	December 31,
	2006	2007
	RMB	RMB

Value-added taxes payable	2,246	3,057
Business taxes payable	1,324	3,064
Individual income taxes payable	182	465
Real estate tax	—	80
	3,752	6,666

The Group is subject to business taxes at a rate of 5% to 5.5%, which are applied to service revenue generated from online education programs. The Group is also required to withhold PRC individual income taxes on employees’ payroll for remittance to the tax authorities.

11.                              SHARE OPTION PLAN

The Group’s original employee share option plan (the “Original Plan”) was effective on August 10, 2000 and allowed the Group to offer a variety of incentive awards to employees and non-employee directors of the Group and any consultant who performs services for the Group. Pursuant to the Original Plan, an incentive option could only be granted to employees and a non-qualified option could be granted to employees, non-employee directors and consultants. The number of option shares granted under the Original Plan was not permitted to exceed 15% of the aggregate number of the issued and outstanding shares of the Company, calculated on a fully-diluted basis. Under the terms of the Original Plan, the exercise price for an incentive option shall not be less than 100% of the fair market value of the ordinary share on the date of grant. Option vesting schedule shall be more than three years and no acceleration for option vesting schedule shall be permitted, unless approved by Board of Directors. On December 13, 2004, an Amended and Restated Stock Option Plan (the “Amended Plan”) was effective, options to purchase were revised and up to 12,846,621 ordinary shares were authorized for issuance under the Amended Plan.

In March 2007, the Company adopted the Second Amended and Restated Stock Option Plan (“Second Amended Plan”), which replaced the Amended Plan provided for the grant of options as well as restricted shares. Under the Second Amended Plan, the Company was permitted to grant options to purchase up to 12,846,621 ordinary shares of the Company, to the Group’s employees, directors and consultants. The minimum option vesting period for any option grant is three years and acceleration of option vesting is not permitted, unless approved by the Board of Directors. Under the terms of the Second Amended Plan, no incentive stock option was permitted to be granted to any greater than 10% shareholder unless the exercise price equal at least 110% of the fair market value.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In thousands, except share-related data)

11.                              SHARE OPTION PLAN - continued

The Group’s equity incentive plan (the “Equity Incentive Plan”) was adopted in November 2007. This Equity Incentive Plan replaced the amended and restated stock option plans adopted by the Group in March 2007 and December 2004, which had amended and restated the Original Plan adopted in August 2000. The Equity Incentive Plan allows the Group to offer a variety of incentive awards to employees and non-employee directors of the Group and any consultant who performs services for the Group. Pursuant to the Equity Incentive, an incentive option (“ISO”) may only be granted to employees and a non-qualified option may be granted to employees, non-employee directors and consultants. Not more than 12,846,621 shares may be issued under this Equity Incentive Plan; provided however, that there shall be an annual increase to be added on January 1st each year in an amount equal to two percent (2%) of the total number of shares of the Company outstanding on December 31st of the preceding calendar year. Under the terms of this Equity Incentive Plan, the exercise price for an ISO shall not be less than 100% of the fair market value per share on the grant date. However, in the case of an incentive option granted to a grantee who at the time of grant owned shares possessing more than 10% of the combined voting power of all classes of the Company’s share capital (including any equity of any of the Company’s Chinese subsidiaries), the option price may not be less than 110% of the fair market value of the ordinary shares on the date of grant of such ISO and the option period may not be greater than five years from the date of grant. The minimum option vesting period for any option grant is three years and acceleration of option vesting is not permitted, unless approved by the Board of Directors.

All options granted will vest over periods ranging from immediately to four years and any unexercised options will expire ten years from the date of grant. As of December 31, 2006 and 2007, options to purchase 8,682,600 and 9,435,000 ordinary shares were outstanding, and options to purchase 914,021 and 161,621 ordinary shares were available for future grants.

Options to employees

Through December 31, 2007, the Group had granted an accumulated total of 13,058,400 share options to purchase ordinary shares to employees, officers, and directors and were exercisable in US$.

For the shares granted after January 1, 2006, the Group recorded the compensation expenses under the fair value method according to SFAS No. 123R. The Group recorded a total compensation expense of RMB2,677 and RMB3,643 for the year ended December 31, 2006 and 2007.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In thousands, except share-related data)

11.                              SHARE OPTION PLAN - continued

Options to non-employees

On May 20, 2004, the Group granted 5,000 share options with an exercise price of US$1.09 (RMB9.02) per share to a legal advisor for the settlement of prior services provided to the Group, which options were fully vested in 2006. The Group recorded compensation expenses of RMB51, RMB34 and zero for the years ended December 31, 2005, 2006 and 2007, respectively, estimated using the Black-Scholes option pricing model as such method provides a more accurate estimate of the fair value of services received by the Group.

The following assumptions were used in the non-employee option pricing model:

	2005	2006

Weighted average risk-free rate of return	4.34%	4.66%
Weighted average expected option life	7.5	6.5
Weighted average volatility rate	57%	53%
Weighted average dividend yield	—	—

Summary of share options to employees and non-employee

A summary of the share option activities including both employee and non-employee grants was as follows. All of the fair value of ordinary shares, intrinsic value and exercise price are denominated in US$ because the shares are exercisable in US$.

	Outstanding options
		Weighted
	Number of	average exercise
	options	price per share
		US$

Outstanding at January 1, 2005	5,177,000	0.89
Granted	3,849,050	1.35
Outstanding at December 31, 2005	9,026,050	1.08
Granted	1,056,350	1.85
Exercised	(550,000)	0.26
Cancelled	(849,800)	1.20
Outstanding at December 31, 2006	8,682,600	1.22
Granted	925,000	2.85
Exercised	—	—
Cancelled	(172,600)	1.43
Outstanding at December 31, 2007	9,435,000	1.38

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In thousands, except share-related data)

11.                              SHARE OPTION PLAN - continued

Summary of share options to employees and non-employee - continued

The weighted average per share fair values of options as of their respective grant dates were as follows:

	December 31,
	2005	2006	2007
	US$	US$	US$

Options	0.316	0.86	1.28

The following table summarizes information regarding options issued within the 12-month period prior to December 31, 2007:

				Fair Value of			Intrinsic value
Grant date	No. of shares	Exercise price		ordinary shares			at grant date

April 23, 2007	885,000	US$	2.86	US$	2.86	(1)	—
December 14, 2007	40,000	3.05		3.05		(2)	—

(1)	Determined based on a retrospective valuation by American Appraisal China Limited, an independent third party valuation firm.

(2)	Determined by the closing market price of an ADS as quoted on the Nasdaq Global Market on the date of grant divided by three.

The following table summarizes information with respect to employee and non-employee share options outstanding at December 31, 2007:

	Options outstanding				Options exercisable
		Weighted		Weighted			Weighted
		average	Weighted	average		Weighted	average
	Number	remaining	average	intrinsic	Number	average	intrinsic
	outstanding	contractual life	exercise price	value	exercisable	exercise price	value
			US$	US$		US$	US$

Average exercise price:
US$
0.50	1,026,000	4.65 years	0.50	2.33	1,026,000	0.50	2.33
0.86	534,400	6.82 years	0.86	1.97	534,400	0.86	1.97
1.00	645,000	3.32 years	1.00	1.83	645,000	1.00	1.83
1.09-1.85	6,304,600	7.25 years	1.39	1.45	4,588,855	1.32	1.51
2.86-3.05	925,000	9.35 years	2.87	—	—	—	—
	9,435,000	6.88 years	1.38	1.46	6,794,255	1.13	1.70

The weighted average intrinsic value in the table above represents the difference between the Company’s estimated fair value during 2007 and the weighted average exercise price.

Total intrinsic value of options exercised for the years ended December 31, 2005, 2006, and 2007 was RMB nil, RMB365 and RMB nil, respectively.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In thousands, except share-related data)

11.                              SHARE OPTION PLAN - continued

Summary of share options to employees and non-employees - continued

As of December 31, 2007, there was RMB9,086 unrecognized share-based compensation cost related to share options. That deferred cost is expected to be recognized over a weighted-average vesting period of 2.06 years. To the extent the actual forfeiture rate is different from Company’s original estimate, actual share-based compensation related to these awards may be different from the expectation.

12.                              INCOME TAXES

The Company is a tax-exempted company incorporated in the Cayman Islands. As of December 31, 2007, the Company’s subsidiaries and variable interest entities incorporated in the PRC were governed by the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (collectively, the “PRC Income Tax Laws”). Pursuant to the PRC Income Tax Laws, the PRC enterprises are subject to income tax at a statutory rate of 33% (30% of state unified income tax plus 3% local income tax) on PRC taxable income. A summary of the tax concessions available to the PRC entities for the year ended December 31, 2007 is as follows:

	PRC state		Concession from	Concession	Year of
	unified income	PRC local	PRC State Unified	from PRC	commencement
PRC Entities	tax rate	income tax rate	income tax	local income tax	of tax holiday
		(%)		(%)

ChinaEdu	N/A	N/A	N/A	N/A	N/A

CMR WEB	15	—	Full exemption for	N/A	1999
			3 years starting from the
			commencement of tax
			holiday followed by a 50%
			reduction for the next
			3 years thereafter

Hongcheng	15	—	Full exemption for	N/A	2001
Technology			3 years starting from the
			commencement of tax
			holiday followed by
			a 50% reduction for the next
			3 years thereafter

Hongcheng Liye	15	—	Full exemption for
			3 years starting from the	N/A	2003
			commencement of tax holiday
			followed by a 50% reduction
			for the next 3 years thereafter

Hongcheng	15	—	Full exemption for 3 years	N/A	2005
Education			starting from the commencement
			of tax holiday followed by
			a 50% reduction for the next
			3 years thereafter

Xiandai Technology	30	3	N/A	N/A	N/A

Dongcai	15	—	Full exemption for 2 years	N/A	2003
			starting from the commencement
			of tax holiday followed by
			a 50% reduction for
			the next 3 years thereafter

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In thousands, except share-related data)

12.                              INCOME TAXES - continued

	PRC state		Concession from	Concession	Year of
	unified income	PRC local	PRC State Unified	from PRC	commencement
PRC Entities	tax rate	income tax rate	income tax	local income tax	of tax holiday
		(%)		(%)

Chongda	15	—	Full exemption for 2 years	N/A	2006
			starting from the commencement
			of tax holiday followed by
			a 50% reduction for
			the next 3 years thereafter

Gotop Electronic	30	3	N/A	N/A	N/A

Beijing Xuezhi	15	—	Full exemption for 3 years	N/A	2002
			starting from the commencement
			of tax holiday followed by
			a 50% reduction for the next
			3 years thereafter

Tianjin 101	30	3	N/A	N/A	N/A

WITT Education	15	—	Full exemption for 3 years	Full	2003
			starting from the commencement	exemption
			of tax holiday followed by	from
			a 50% reduction for the next	September 3,
			3 years thereafter	2003to December 31, 2005

WITT Science	30	3	N/A	N/A	N/A

ZhongNongda	15	—	Full exemption for 3 years	N/A	2002
Network			starting from the commencement
			of tax holiday followed by
			a 50% reduction for the next
			3 years thereafter

Beijing Ming Dao	15	—	Full exemption for 3 years	N/A	2007
			starting from the commencement
			of tax holiday followed by
			a 50% reduction for the next
			3 years thereafter

Gotop Hongcheng	30	3	N/A	N/A	N/A

Tianjin Gotop Hongcheng	30	3	N/A	N/A	N/A

Beijing BCIT	30	3	Full exemption from	Full	2005
			September 3, 2005 to	exemption
			December 31, 2007	from September 3, 2005 to December 31, 2007

Yuancheng Edu	30	3	N/A	N/A	N/A

Beiyuda	15	—	Full exemption for 3 years	N/A	2006
			starting from the commencement
			of tax holiday followed by a
			50% reduction for the next 3 years thereafter

Tianchang	30	3	N/A	N/A	N/A

South Campus	—	—	N/A	N/A	N/A

Anqing Foreign Language	30	3	N/A	N/A	N/A

Pingdingshan	30	3	N/A	N/A	N/A

BJ-WITT	N/A	N/A	Incorporated in BVI	N/A	N/A

BJ-BCIT	N/A	N/A	Incorporated in BVI	N/A	N/A

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In thousands, except share-related data)

12.                              INCOME TAXES - continued

During the years ended December 31, 2005, 2006 and 2007, if the Company’s subsidiaries and variable interest entities in the PRC had not been awarded tax holidays or received special tax concessions, provision for income taxes, net (loss) income, and net (loss) income per share would have been as follows:

	Years ended December 31,
	2005	2006	2007

Increase in provision for income taxes	5,684	25,251	18,006
Net (loss) income	(8,534)	288	(15,519)
Net (loss) income per ordinary share-basic	(0.53)	0.00	(0.37)
Net (loss) income per preferred A share-basic	—	0.00	—
Net (loss) income per preferred B share-basic	—	0.00	—
Net (loss) income per preferred C share-basic	—	0.00	—
Net (loss) income per preferred D share-basic	—	0.00	—
Net (loss) income per ordinary share-diluted	(0.53)	0.00	(0.37)

The principal components of the Group’s deferred income tax assets were as follows:

	December 31,
	2006	2007
	RMB	RMB

Current deferred tax assets
Deferred revenue	5,347	9,521
Net current deferred tax assets	5,347	9,521
Non-current deferred tax assets
Intangible assets	1,961	1,273
Deferred revenue	96	143
Net operating loss carryforwards	672	399
Total non-current deferred taxes	2,729	1,815
Less: valuation allowance on deferred tax assets	(672)	(399)
Total non-current deferred taxes	2,057	1,416
Non-current deferred tax liabilities
Property and equipment	1,168	774
Intangible assets	18,711	23,262
Total deferred tax liabilities	19,879	24,036

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In thousands, except share-related data)

12.                              INCOME TAXES - continued

The Group has net operating loss carryforwards of RMB1,596 from the PRC subsidiaries for the year ended December 31, 2007, which will expire on various dates from December 31, 2008 to December 31, 2012.

As of December 31, 2007, a valuation allowance of RMB399 was provided against deferred tax assets arising from net operating loss carryforwards of certain PRC subsidiaries and variable interest entities due to the uncertainty of realization. Adjustments will be made to the valuation allowance if events occur in the future that indicate changes in the amount of deferred tax assets that may be realized.

The Group operates through multiple subsidiaries and variable interest entities and the valuation allowances are considered separately for each subsidiary and variable interest entity. The Group does not file consolidated tax returns, therefore, losses and deferred taxes from one subsidiary or a variable interest entity may not be used to offset another subsidiary or variable interest entity’s earnings or deferred taxes.

In June 2006, the FASB issued FIN 48, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 became effective for fiscal years beginning after December 15, 2006, with early adoption permitted. As a result of the Group’s adoption of FIN 48 on January 1, 2007, the total amount of unrecognized tax benefits was RMB4,332 as of December 31, 2007. The Group recognized RMB3,744 accumulated impact to accumulated deficits as of January 1, 2007.

The Group has adopted the accounting policy that interest recognized in accordance with paragraph 15 of FIN48 and penalties recognized in accordance with paragraph 16 of FIN 48 are classified as part of its income taxes. RMB499 interest and RMB89 penalties were recognized in the condensed consolidated financial statements for the year ended December 31, 2007.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2007	3,744
Additions based on tax positions related to the current year	—
Additions for tax positions of prior years	—
Reductions for tax positions of current year	—
Audit Settlement paid in current year	—
Other - interest and penalty	588
Balance at December 31, 2007	4,332

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In thousands, except share-related data)

12.                              INCOME TAXES - continued

The Company is subject to taxation in China and other foreign jurisdictions. There are no ongoing examinations by taxing authorities at this time. The Company’s various tax years from 2002 to 2007 are remaining open in various taxing jurisdictions.

The Group does not anticipate any significant change within 12 months of this reporting date of its uncertain tax positions.

On March 16, 2007, the National People’s Congress adopted the Enterprise Income Tax Law (the “New Income Tax Law”), which became effective January 1, 2008 and replaced the existing separate income tax laws for domestic enterprises and foreign-invested enterprises, which are PRC subsidiaries of the Group, by adopting unified income tax rate of 25% for most enterprises. In accordance with New Income Tax Law, the existing preferential tax treatments granted to certain subsidiaries of the Company, because it is qualified as a “high and new technology enterprise” may continue to be entitled as long as they continue to qualify as a “high and new technology enterprise strongly supported by the State”. Pursuant to the issuance of “Circular 172,” which was issued on April 14, 2008 (GuoKeFaHuo 2008 No. 172), in order for applicant enterprises to be classified as “high and new technology enterprises strongly supported by the State” certain requirements must be met, such as ownership of the core intellectual property, products or services within “State-Encouraged High Technology Areas”. However, as the procedures for obtaining classification as “high and new technology enterprises strongly supported by the State” have not yet been finalized, they cannot assure you that any of their subsidiaries or affiliated companies currently enjoying preferential tax rates will be approved as “high and new technology enterprises strongly supported by the State” entitled to preferential tax treatments. Furthermore, under the New Income Tax Law, a “resident enterprise,” which includes an enterprise established outside of the PRC with management located in the PRC, will be subject to the PRC income tax. If the PRC tax authorities subsequently determine that the company and its subsidiaries registered outside PRC should be deemed a resident enterprise, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25%.

The Company expects that the applicable subsidiaries will apply for the “New and High Technology Enterprise” status that will allow them to apply a 15% tax rate under China’s Unified Enterprise Income Tax Law. Under applicable accounting rules, until these subsidiaries receive official approval for this status, they must use the statutory 25% tax rate in their calculation of their deferred tax balances. If these subsidiaries receive approval, then their present net deferred tax balances of RMB13,099 would change to RMB8,231. The change in the tax rate would have resulted in a RMB4,868 decrease in income tax expense for the year ended December 31, 2007. The difference would be an increase to these subsidiaries’ profit and loss accounts in the period in which approval is received.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In thousands, except share-related data)

12.                              INCOME TAXES - continued

Reconciliation between total income tax expense and the amount computed by applying the statutory income tax rate to income before income taxes is as follows:

	Years ended December 31,
	2005	2006	2007
	%	%	%

Statutory rate	33	33	33
Tax holiday	(52)	(45)	(42)
Effect on tax rates in different tax jurisdiction	36	3	7
Permanent book-tax differences	17	20	27
Changes in valuation allowance	2	1	—
Increased in unrecognized tax benefit	—	—	1
Effect of new tax law	—	—	9
Effective tax rates	36	12	35

Under the New Income Tax Law that became effective January 1, 2008, the rules for determining whether an entity is resident in the PRC for tax purposes have changed and the determination of residence depends on, among other things, the “place of actual management”. If the Group, or any of its non-PRC subsidiaries, were to be determined to be a PRC resident for tax purposes, it, or they, would be liable to tax in the PRC on worldwide income, including the income arising in jurisdictions outside the PRC. The Group is still evaluating its resident status under the New Income Tax Law and related guidance.

If the Group were to be non-resident for PRC tax purposes, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax. In the case of dividends paid by PRC subsidiaries to their foreign investors, the withholding tax would be 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement.

Aggregate undistributed earnings of the Group’s subsidiaries and VIEs located in the PRC that are available for distribution to the Group of approximately RMB3,334 at December 31, 2007 are considered to be indefinitely reinvested under APB opinion No. 23, and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Group. The Chinese tax authorities have also clarified that distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

The Group does not have any present plan to declare or pay any cash dividends on its ordinary shares or ADSs in the foreseeable future. The Group currently intends to retain most, if not all, of its available funds and any future earnings for use in the operation and expansion of its business. As of December 31, 2007, the Group had not declared or paid any dividends on its ordinary shares or ADSs.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In thousands, except share-related data)

13.                              NET (LOSS) INCOME PER SHARE

The following table sets forth the computation of basic and diluted net (loss) income per share for the periods indicated:

	Years ended December 31,
	2005	2006	2007

Net (loss) income-basic (numerator):
Net (loss) income attributable to ordinary shareholders	(2,850)	12,077	1,215
Net income allocated to Series A preferred shares	—	3,355	295
Net income allocated to Series B preferred shares	—	7,907	682
Net income allocated to Series C preferred shares	—	2,200	190
Net income allocated to Series D preferred shares	—	—	105
Net (loss) income attributable to ordinary shareholders-diluted (numerator)	(2,850)	25,539	2,487
Shares (denominator):
Weighted average ordinary shares outstanding used in computing basic net (loss) income per share	16,243,736	18,540,732	20,585,074
Weighted average preferred A shares using if-converted method	—	5,150,000	4,991,507
Weighted average preferred B shares using if-converted method	—	12,140,495	11,561,814
Weighted average preferred C shares using if-converted method	—	3,378,379	3,221,030
Weighted average preferred D shares using if-converted method	—	—	1,787,745
Incremental weighted average ordinary shares from assumed conversions of stock option and warrants using treasury stock method: Employee options (treasury share effect)	—	2,668,170	3,714,016
Non-employee options (treasury share effect)	—	335,260	436,936
Warrants (treasury share effect)	—	495,177	1,024,062
Weighted average ordinary shares outstanding used in computing diluted net (loss) income per share	16,243,736	42,708,213	47,322,184
Net (loss) income per ordinary share-basic	(0.18)	0.65	0.06
Net (loss) income per preferred A share-basic	—	0.65	0.06
Net (loss) income per preferred B share-basic	—	0.65	0.06
Net (loss) income per preferred C share-basic	—	0.65	0.06
Net (loss) income per preferred D share-basic	—	—	0.06
Net (loss) income per ordinary share-diluted	(0.18)	0.60	0.05

Ordinary share equivalents of options and warrants are calculated using the treasury stock method. Under the treasury stock method, the proceeds from the assumed conversion of options and warrants are used to repurchase outstanding ordinary shares using the average fair value for the period. The Group has determined that its convertible preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis. The holders of the preferred shares are entitled to receive dividends on a pro rata basis, as if their shares had been converted into ordinary shares. Accordingly, the Group uses the two-class method of computing net income per share, for ordinary and preferred shares according to participation rights in undistributed earnings.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In thousands, except share-related data)

13.                              NET (LOSS) INCOME PER SHARE - continued

For 2005, 2006, and 2007, the Group had the following securities outstanding, which could potentially dilute basic net income per share in the future, but were excluded from the computation of diluted net income (loss) per share in 2005, 2006 and 2007 as their effects would have been antidilutive:

	Years ended December 31,
	2005	2006	2007
Preferred A shares	5,150,000	—	—
Preferred B shares	12,140,495	—	—
Preferred C shares	3,378,379	—	—
Outstanding employee options to purchase ordinary shares	9,026,050	—	—
Outstanding warrants to purchase ordinary shares	2,376,408	—	—

14.                              LONG-TERM DEBT

During 2007, the Group purchased office space for RMB55,773, including RMB26,430 pursuant to a mortgage loan from a commercial bank. In December 2007, the Group committed to pay the remaining RMB25,724 of amounts outstanding under the loan in the next five years.

15.                              CONVERTIBLE NOTES

In July and August 2005, in conjunction with the issuance of Series C convertible preferred shares (“Series C preferred shares”), the Company issued two convertible notes (“Convertible Notes”) of RMB30,188 (US$3,750) to the Series C preferred shareholders. The Convertible Notes bear an interest rate of 8% per annum commencing on the anniversary date of issuance payable annually in arrears. The Convertible Notes are due and payable in full in July and August 2008, respectively. All of the outstanding principal and accrued interests are due and payable immediately upon the occurrence of an event of default. Fifty percent of the principal amount and all accrued interest are due and payable automatically upon the closing of a qualified initial public offering (“IPO”) and the remaining 50% are due and payable automatically on the one year anniversary date of the closing of an IPO. The unpaid principal and accrued interest are convertible into Series C preferred shares only in the event of the Company’s default under the terms of the Convertible Notes. The default events include insolvency, bankruptcy, liquidation and other material adverse changes to the Company. In the event of a conversion, the conversion price would be $1.85 per share.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In thousands, except share-related data)

15.                              CONVERTIBLE NOTES - continued

In conjunction with the issuance of the Series C convertible preferred shares and the Convertible Notes, the Company also issued to the Series C preferred shareholders a stock purchase warrant providing for the rights to purchase 608,108 ordinary shares of the Company at the purchase price of US$1.85 per share. The stock purchase warrant expires five years from the date of grant. The proceeds received in the Series C convertible preferred shares and convertible notes offerings were allocated between the convertible instruments and the warrants on a relative fair value basis. The difference between the allocated value of the Convertible Notes and the face value was recorded as a debt discount, which was amortized over the note term using the effective interest rate method. The amount of interest expense recorded resulting from the amortization of the beneficial conversion feature totaled RMB667 and RMB693 for the periods ended December 31, 2006 and 2007, respectively.

In March 2007, the Group repaid part of the Convertible Notes of RMB5,808 (US$750) in principal and RMB393 in accrued interest by the issuance of 83,488 Series D preferred shares and the cash payment of RMB3,151. A gain of RMB394 arising from the extinguishment of the Convertible Note was recorded as part of other income. In addition, as a result of the early conversion of this portion of the Convertible Notes, the related beneficial conversion feature associated with the converted portion of the Convertible Notes totaling RMB133 was immediately recognized as an interest expense during the six months ended June 30, 2007.

In December 2007, the Group repaid the remaining part of Convertible Notes of RMB22,650 (US$3,099) in principal and accrued interest by cash payment.

16.                              CONVERTIBLE PREFERRED SHARES

In August 2000 and 2001, the Company issued 6,000,000 shares of Series A convertible preferred shares for RMB49,669 (US$6,000) before issuance costs of RMB547 (US$66). In December 2004, the Company Repurchased 2,000,000 Series A convertible preferred shares from one of the shareholders for a total price of US$2,160 (RMB17,881). The Company issued 300,000 Series A preferred shares in September 2007 at $1.00 per share upon the exercise of a warrant.

In December 2004, the Company issued 12,140,495 Series B convertible preferred shares to certain investors for total proceeds of RMB137,310 (US$16,590), before issuance costs of RMB4,467 (US$573). In conjunction with the issuance of Series B convertible preferred shares, the Company also issued detachable warrants to certain investors for no additional consideration. As per the warrant agreement, these investors could purchase an aggregate of 1,768,300 ordinary shares at a per share exercise price of RMB12.2 (US$1.48). The proceeds received in the Series B convertible preferred share offerings were allocated between the convertible instrument and the warrants on a relative fair value basis. For certain investors, the issuance price was US$1.31 (an equivalent of RMB10.88). When the detachable warrants are taken into consideration and after a portion of the issuance price was allocated to the warrants, the issuance price of Series B preferred shares decreased to US$1.25 (an equivalent of RMB10.51), which was lower than the issuance price for other investors by US$1.48 (an equivalent of RMB12.25). Such difference was recorded as a deemed dividend in the amount of RMB15,959. In July 2007, the Company repurchased 30,000 Series B preferred shares in July 2007, in each case, at $2.81 per share.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In thousands, except share-related data)

16.                              CONVERTIBLE PREFERRED SHARES - continued

The Group has determined that there was no embedded beneficial conversion feature attributable to the Series B convertible preferred shares because the initial effective conversion price of Series B preferred shares equaled to the issuance price and was higher than the fair value of the Company’s ordinary shares determined based on an independent valuation.

In July 2005, the Company issued 3,378,379 shares of Series C convertible preferred shares to certain investors for total proceeds of RMB50,312 (US$6,250), before issuance costs of RMB928 (US$115). In addition, the Company issued two convertible notes in the amount of RMB30,188 (US$3,750) (Note 15). In conjunction with the issuance of convertible notes, the Company also issued detachable warrants to the investors for no additional consideration. As per the warrant agreements, these investors could purchase up to 608,108 ordinary shares at a per share exercise price of RMB14.89 (US$1.85). The proceeds received in the Series C convertible preferred shares and convertible notes offerings were allocated between the convertible instruments and the warrants on a relative fair value basis.

The Company has determined that there was no embedded beneficial conversion feature attributable to the Series C convertible preferred shares because the initial effective conversion price of Series C preferred shares equaled to the issuance price and was higher than the fair value of the Company’s ordinary shares determined based on an independent valuation.

In March 2007, the Company issued 1,968,503 Series D preferred shares at a price of US$3.85 per share in a private placement to a group of investors. In July 2007, the Company issued 630,000 Series D preferred shares at a price of US$3.85 per share to additional investors. Each Series D preferred share is convertible at the option of the holder at any time after the issuance of such shares, or is automatically converted at the consummation of a qualified IPO. Each Series D preferred share is convertible into one ordinary share of the Company. Each Series D preferred share is entitled to the same voting rights as each ordinary share. From January 1, 2009 to December 31, 2022, the Series D preferred shareholders are entitled to receive cumulative dividends at 12.5% of the original issue price. In the event of liquidation, Series D preferred shareholders will receive a liquidation distribution in preference to any distribution to the holders of Series A, B, and C preferred shares and ordinary shareholders at an amount that equals the original issuance price plus any accrued but unpaid dividends.

Each Series A, Series B, Series C and Series D convertible preferred share has been automatically converted into one ordinary share upon the qualified IPO on December 14, 2007.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In thousands, except share-related data)

16.                              CONVERTIBLE PREFERRED SHARES - continued

The significant terms of the above Series A, Series B, Series C and Series D convertible preferred shares were as follows:

Conversion

Each Series A, Series B, Series C and D convertible preferred share was convertible into one ordinary share of the Company at the option of the holder at any time after the issuance of such shares, or is automatically converted in a qualified IPO. The conversion ratio was subject to standard anti-dilutive adjustments such as stock splits, stock dividends and recapitalization.

Voting rights

The Series A, Series B, Series C and Series D shareholders had the voting rights determined based on the equivalent number of the Company’s ordinary shares into which their preferred shares were convertible.

Dividends

The holders of the preferred shares were entitled to receive dividends on a pro rata basis, as if their shares had been converted into ordinary shares. From January 1, 2008 to December 31, 2022, the Series B convertible preferred shareholders would be entitled (if not previously converted) to receive cumulative dividends at a rate of 12.5% of the original issuance price per share per annum. From January 1, 2009 to December 31, 2022, both the Series C and D convertible preferred shareholders would be entitled (if not previously converted) to receive cumulative dividends at a rate of 12.5% of the original issuance price per share per annum. No dividend will be paid to the Company’s ordinary shareholders and Series A preferred shareholders until all Series B, C, and D preferred share dividends have been paid in full. Once the Series B, C and D preferred shareholders have been fully satisfied, all preferred shareholders were entitled to any additional dividends declared and are payable to the ordinary shareholders on an as-if-converted basis.

Liquidation preference

In the event of liquidation, Series D preferred shareholders would have received a liquidation distribution in preference to any distribution to the holders of Series A, B, and C preferred shares and ordinary shareholders at an amount that equals to the original issuance price plus any accrued but unpaid dividends. Any remaining funds after satisfying the Series D preferred shareholders were first to be paid to the Series C preferred shareholders, then the Series B preferred shareholders, and finally, the Series A preferred shareholders, in that order. The amounts to be paid would have been equal to the aggregate original purchase price plus any declared but unpaid dividends adjusted for any stock split, stock dividends and recapitalizations.

Redemption rights

The preferred shares were not redeemable at the option of the holders.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In thousands, except share-related data)

17.                              WARRANTS

In conjunction with the issuance of the convertible notes in 2002, the Company also issued to the convertible notes holder a stock purchase warrant providing for the rights to purchase 300,000 shares of Series A preferred shares of the Company at US$1 per share.  The stock purchase warrant will expire five years from the date of grant.  The fair value and the allocated value of the warrants were approximately RMB1,452 (US$175) and RMB1,235 (US$149) at the grant date, respectively.  The Company issued 300,000 Series A preferred shares in September 2007 at $1.00 per share upon the exercise of a warrant.  Its fair value was estimated using the Black-Scholes option pricing model with the following assumptions:

Expected volatility	64%
Risk-free interest rate	5.12%
Expected dividend	—
Contractual life of the warrant	5

Pursuant to the terms of the Series B preferred share agreement dated December 13, 2004, the Company granted warrants to the Series B preferred shareholders to purchase up to 1,768,300 ordinary shares.  The warrants have an exercise price of US$1.48 per share and are exercisable commencing on December 13, 2004 and ending on December 13, 2009.  The fair value and the allocated value of the warrants were approximately RMB4,719 (US$570) and RMB4,487 (US$542) at the grant date, respectively.  Its fair value was estimated using the Black-Scholes option pricing model with the following assumptions:

Expected volatility	57%
Risk-free interest rate	3.65%
Expected dividend	—
Contractual life of the warrant	5

Pursuant to the terms of the Series C preferred share agreement dated July 14, 2005, the Company granted warrants to the Series C preferred shareholders to purchase up to 608,108 ordinary shares.  The warrants have an exercise price of US$1.85 per share and are exercisable commencing on July 14, 2005 and ending on August 12, 2010.  The fair value and the allocated value of the warrants were approximately RMB2,459 (US$305) and RMB2,353 (US$292) at the grant date, respectively.  By the end of 2007, 121,622 warrants were exercised at US$1.85 to purchase the same number of ordinary shares, the fair value of the exercised warrants was approximately RMB471 (US$65).  The fair value was estimated using the Black-Scholes option pricing model with the following assumptions:

Expected volatility	53%
Risk-free interest rate	3.99%
Expected dividend	—
Contractual life of the warrant	5

As of December 31, 2007, the total number of outstanding shares underlying these warrants was 2,254,786.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In thousands, except share-related data)

18.                              MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees.  Chinese labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries.  Total provisions for such employee benefits were RMB8,070, RMB8,267 and RMB14,659for the years ended December 31, 2005, 2006 and 2007, respectively.

19.                              COMMITMENTS AND CONTINGENCIES

(a)                                 Pursuant to the contract signed between Hongcheng Technology and another university, Hongcheng Technology has committed to contribute RMB35,000 for the use of the university’s education resources.  As of December 31, 2007, the remaining commitment is approximately RMB5,000, which is expected to be paid within the next two years.

(b)                                Pursuant to the contract signed between Hongcheng Education and a middle school for the use of the school’s education resources, Hongcheng Education has committed to pay a royalty fee of RMB1,000 per annum from 2008 to 2010, and RMB1,200 per annum from 2011 to 2024.  The aggregate of the fees committed through 2024 were recognized as expenses on a straight-line basis with the difference between the amount paid and the amount recognized reported as deferred commitment fees, a component of RMB1,313.  For the years ended December 31, 2006 and 2007, the amounts reported as expenses were RMB1,088 during both periods.  The amounts recorded as deferred commitment fees as of December 31, 2006 and 2007 were RMB874 and RMB1,313, respectively.

(c)                                 The Group leases certain office premises under non-cancelable operating leases through 2011.  Rent expenses under operating leases for 2005, 2006, and 2007 were RMB6,406, RMB7,264, and RMB9,088, respectively.

Future minimum lease payments under non-cancelable operating leases agreements are as follows:

Years ending December 31,	RMB
2008	6,971
2009	3,828
2010	2,965
2011	1,227
2012	723
15,714

(d)                                As of December 31, 2007, the Group had commitments totaling RMB141,434 for the expansion of the schools in Anqing and Jingzhou, which included capital commitment for the on-going construction in progress was RMB19,827 as of December 31, 2007.  All the capital commitments are expected to be paid within the next two years.

(e)                                 In November 2007, one of the Group’s former employees threatened to take legal action against the Group in respect of options for the purchase of the ordinary shares that he claims to own. This former employee, who sold the FEC and the BCIT programs to the Group in 2005 and 2006, respectively, worked in the business unit responsible for those programs until his departure from the Group in May of 2007. He claims to own options to purchase 140,000 of the Company’s shares, 60,000 exercisable at $1.26 per share and 80,000 exercisable at $1.58 per share. Although 140,000 share options were granted to him under the Company’s share option plan, at the time of his departure from the Company, only 46,667 of these options had vested. Under the agreements governing the share option plan, he was required to exercise those vested options within 30 days of leaving the Group, which he did not do. Consequently, the Group does not believe that his claim in respect of these options has any merit and its impact on the results of operations cannot be estimated.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In thousands, except share-related data)

20.                               SEGMENT AND GEOGRAPHIC INFORMATION

Since the acquisitions in 2005 and 2006, the Group has been organized as four business units:

(i)                                   Online degree program, which enables leading higher education institutions in the PRC to operate and grow their online degree-granting programs.  The Group provides online education technical and consulting services to these institutions.  In addition, the Group also licenses online education technology platform and courseware to them.

(ii)                                Private primary and secondary schools, which provide educational services to the students through traditional classroom education.

(iii)                             Online tutoring program, which provides online tutoring services for students to obtain review course help through the online program.

(iv)                            International curriculum program, which includes an integrated English language learning service for high schools in the PRC and international polytechnic curriculum programs through traditional classroom education.

The Group’s chief operating decision maker is its chief executive officer.  Segment information provided to the chief operating decision maker is prepared using US GAAP.

The following sets forth the condensed statements of operations for the Group’s reportable segments:

	Years ended December 31,
	2005	2006	2007
	RMB	RMB	RMB
Revenue
Online degree program	98,527	156,845	202,185
Private primary and secondary schools	8,591	10,874	13,356
Online tutoring program	14,390	17,384	18,013
International curriculum program	4,854	28,428	31,434
Total revenue	126,362	213,531	264,988
Cost of revenue
Online degree program	38,748	51,215	58,027
Private primary and secondary schools	7,861	8,429	10,944
Online tutoring program	2,902	3,452	3,875
International curriculum program	3,627	17,212	23,503
Total cost of revenue	53,138	80,308	96,349
Gross profit
Online degree program	59,779	105,630	144,158
Private primary and secondary schools	730	2,445	2,412
Online tutoring program	11,488	13,932	14,138
International curriculum program	1,227	11,216	7,931
Total gross profit	73,224	133,223	168,639

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In thousands, except share-related data)

20.                              SEGMENT AND GEOGRAPHIC INFORMATION - continued

The Company does not allocate operating expenses or assets and liabilities to individual segments when making decisions about allocating resources to the segments and assessing their performance.  The Group primarily operates in the PRC.  All the long-lived assets of the Group are located in the PRC and the Group does not allocate such assets to individual segments.

Revenue from each type of services the Group provides was as follows:

	Years ended December 31,
	2005	2006	2007
	RMB	RMB	RMB
Customers:
Online education technical and consulting services	20,628	29,549	40,801
Traditional classroom education services	13,445	39,301	44,790
Online tutoring services	14,390	17,384	18,013
Licensing of online education technology platform and courseware	991	2,052	—
	49,454	88,286	103,604
Related parties:
Online education technical and consulting services	75,597	125,245	161,384
Traditional classroom education services	—	—	—
Online tutoring services	—	—	—
Licensing of online education technology platform and courseware	1,311	—	—
	76,908	125,245	161,384
	126,362	213,531	264,988

The carrying amounts of goodwill and intangible assets by reportable segments were as follows:

	December 31,	December 31,
	2006	2007
Intangible assets, net:
Online degree program	53,001	50,636
Private primary and secondary schools	4,048	3,840
Online tutoring program	3,875	3,737
International curriculum program	41,912	47,639
	102,836	105,852
Goodwill:
Online degree program	12,860	12,860
Private primary and secondary schools	1,250	1,924
Online tutoring program	14,926	14,926
International curriculum program	47,473	43,609
	76,509	73,319

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In thousands, except share-related data)

21.                              RELATED PARTY TRANSACTIONS

The minority shareholders of a number of the Group’s majority-owned subsidiaries are universities who also purchase exclusive online education technical and consulting services from the Group.  These universities are considered related parties of the Group.  Revenue generated from services provided to these universities were as follows:

	Years ended December 31,
	2005	2006	2007
	RMB	RMB	RMB

Online education technical and consulting services:
Online Education School of Dongbei University of Finance and Economics	25,719	32,529	34,132
Online Education School of Renmin University of China	35,059	38,124	54,743
Online Education School of Chongqing University	12,066	14,887	19,391
Online Education School of China Agricultural University	2,753	39,705	43,995
Online Education School of Beijing Language and Culture University	—	—	9,123
	75,597	125,245	161,384
Licensing of online education technology platform and courseware:
Online Education School of Chongqing University	1,311	—	—
	1,311	—	—
Total	76,908	125,245	161,384

Deferred revenue associated with services provided to related parties were as follows:

	December 31,
	2006	2007
	RMB	RMB

Online Education School of Dongbei University of Finance and Economics	6,505	6,345
Online Education School of Renmin University of China	11,132	13,897
Online Education School of Chongqing University	2,728	7,527
Online Education School of China Agricultural University	10,453	13,732
Online Education School of Beijing Language and Culture University	2,614	5,906
	33,432	47,407

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In thousands, except share-related data)

21.                              RELATED PARTY TRANSACTIONS - continued

As of December 31, 2006 and 2007, the following balances were due from related parties:

	December 31,
	2006	2007
	RMB	RMB
Schools owned by the minority shareholders of the Company’s subsidiaries:
Online Education School of Renmin University of China (ii)	12,547	33,782
Online Education School of Dongbei University of Finance and Economics (ii)	15,097	22,290
Online Education School of Chongqing University (ii)	20,691	34,340
Online Education School of Beijing Language and Culture University (ii)(iii)	5,761	12,258
Online Education School of China Agriculture University of China (ii)	—	39
Minority shareholders of the Company’s majority-owned subsidiaries:
Tianxingjian (i)	55	—
Beijing Guojiao Investment Co., Ltd. (iv)	4,195	—
Shanghai Guangdian Communication Network Co., Ltd. (i)	—	1,100
Company owned by shareholder or management:
Beijing Hongji Xingye Technology Development Co., Ltd. (i)	200	—
Wellent Institute of Education International (Asia) Limited (i)	1,000	1,000
Director of the Company:
Xie Changqing (i)	433	—
Liu Xin (i)	—	713
	59,979	105,522

(i)                                   The amounts represent cash advances that are expected to be collected in 2008.

(ii)                                The fees for services provided to the online schools are collected on a periodic basis.  The excess amount of revenue recognized over the cash collection is recorded as amounts due from related parties.

(iii)                             In 2007, the Group wrote off RMB2,918 in uncollectible amounts due to a dispute with Online Education School of Beijing Language and Culture University.

(iv)                             In 2006, the amount represents receivables of unpaid tuition fees by international curriculum program participants and an unpaid loan made by the international curriculum program to its related entity prior to the Company’s acquisition of the program. In 2007, the Group wrote off RMB4,131 since the Group did not expect to collect such unpaid amounts.

All of the amounts due from related parties are unsecured and non-interest bearing.  The Group expects the amounts to be received within the next 12 months.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In thousands, except share-related data)

21.                              RELATED PARTY TRANSACTIONS - continued

As of December 31, 2006 and 2007, the following balances were due to related parties:

	December 31,
	2006	2007
	RMB	RMB

Former owner of an entity consolidated by the Company:
Fourth Middle School of Anqing (ii)	1,747	2,442
Schools owned by the minority shareholders of the Company’s subsidiaries:
Online Education School of Chongqing University (i)	48	48
Online Education School of Dongbei University of Finance and Economics (i)	35	25,826
Online Education School of China Agricultural University (i)	1,155
Minority shareholders of the Company’s subsidiaries:
Tianxingjian (i)	—	—
Beijing Guojiao Investment Co., Ltd. (iii)	4,133	—
Company owned by shareholder or management:
Beijing Hongji Xingye Technology Development Co., Ltd. (i)	3	—
	7,121	28,316

(i)                                  The amounts represented cash collected on behalf of the related parties.

(ii)                               The amount primarily represents service fees to be paid for utilizing the school’s teaching resources.

(iii)                            The amount primarily represents dividends payable to a subsidiary’s minority shareholder, which have been fully paid in 2007

All the amounts due to related parties are non-interest bearing and unsecured.  The Group expects the amounts to be repaid within a year.

22.                               STATUTORY RESERVES

PRC legal restrictions permit payments of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations.  Prior to payment of dividends, pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises, the Company’s subsidiaries and variable interest entities in the PRC must make appropriations from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of each company.  These reserves include a (i) general reserve, and (ii) enterprise expansion reserve.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In thousands, except share-related data)

22.                               STATUTORY RESERVES - continued

Subject to certain cumulative limits, the general reserve requires annual appropriations of 10% of after-tax profits (as determined under generally accepted accounting principles in the PRC (“PRC GAAP”) at each year-end); the other reserve appropriations are at the Company’s discretion.  These reserves can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends.  For the years ended December 31, 2005, 2006 and 2007, the Company’s PRC subsidiaries and variable interest entities made appropriations to the general reserve of RMB2,776, RMB nil and RMB7,540 respectively.

The PRC subsidiaries and variable interest entities elected not to make any appropriations to the enterprise expansion reserve in any of the years presented.  As a result of these PRC laws and regulations, the PRC subsidiaries are restricted from transferring a portion of their net assets to the Company.

23.                               RESTRICTED NET ASSETS

Relevant PRC statutory laws and regulations restrict the payments of dividends by the Company’s PRC subsidiaries and variable interest entities from their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.  In addition, general reserve (see Note 22) requires annual appropriations of 10% of after-tax profit should be set aside prior to the payment of dividends.  As a result of these PRC laws and regulations, the Company’s PRC subsidiary and variable interest entities are restricted in their abilities to transfer a portion of their net assets to the Company.  As of December 31, 2006 and 2007, the amounts of restricted net assets were approximately RMB176,650 and RMB227,995, respectively.

24.                               SUBSEQUENT EVENTS

(a)                                  Acquisition of Minority Interests in 101 Online School

In March 2008, the Company, through Hongcheng Liye, entered into definitive agreements to acquire, through the acquisition of three subsidiaries, the remaining 20% equity interests in 101 Online School for cash consideration of RMB5,200 (US$713).The acquisitions were completed in May 2008 and the 101 Online School became wholly-owned, indirectly through such subsidiaries, by the Company.  These transactions will be accounted for under the purchase method accounting.

(b)                                 Formation of Subsidiary with Beijing Forestry University

To further expand its online education services, in March 2008, the Company, through Hongcheng Liye, entered into an exclusive 20-year collaborative alliance with Beijing Forestry University (“BFU”) to provide online education services to BFU.  Under the agreement, the Company holds a 51% equity interest and will provide the development and delivery of online education services to BFU’s students.

CHINAEDU CORPORATION

Additional Information-Financial Statement Schedule I

Condensed Financial Information of Parent Company

BALANCE SHEETS

	December 31,
	2006	2007	2007
	RMB	RMB	US$
Assets

Current assets:
Cash and cash equivalents	11,292	331,325	45,421
Prepaid expenses and other current assets	5,749	435	60
Amounts due from related parties	54,200	63,279	8,675
Total current assets	71,241	395,039	54,156
Investments in subsidiaries and variable interest entities	233,568	302,042	41,406
Total assets	304,809	697,081	95,562
Liabilities and shareholders’ equity

Current liabilities:
Accrued expenses and other current liabilities	6,086	13,118	1,799
Amount due to a related party	3,750	5,229	717
Total current liabilities	9,836	18,347	2,516
Convertible notes	30,654	—	—
Total liabilities	40,490	18,347	2,516
Shareholders’ equity:
Series A convertible preferred shares RMB0.08 (US$0.01) par value; 5,150,000 shares authorized, 5,150,000 and nil shares issued and outstanding in 2006 and 2007, respectively (liquidation value of RMB49,669 (US$6,000))	426	—	—
Series B convertible preferred shares RMB0.08 (US$0.01) par value; 12,140,495 shares authorized, 12,140,495 and nil shares issued and outstanding in 2006 and 2007, respectively (liquidation value of RMB137,310 (US$16,590))	1,005	—	—
Series C convertible preferred shares RMB0.08 (US$0.01) par value; 8,614,054 shares authorized, 3,378,379 and nil shares issued and outstanding in 2006 and 2007, respectively (liquidation value of RMB50,312 (US$6,250))	272	—	—
Series D convertible preferred shares RMB0.074 (US$0.01) par value; 2,598,503 shares authorized and issued; nil shares outstanding in 2007 (liquidation value of RMB77,120 (US$10,004))	—	—	—
Ordinary shares RMB0.08 (US$0.01) par value; 60,000,000 shares authorized, 19,007,408 and 58,434,407 shares issued and outstanding in 2006 and 2007, respectively)	1,710	4,805	658
Additional paid-in capital	343,167	760,858	104,304
Subscription receivable	(1,117)	—	—
Warrants	8,076	6,370	873
Accumulated deficits	(89,836)	(91,093)	(12,487)
Accumulated other comprehensive (loss) income	616	(2,206)	(302)
Total shareholders’ equity	264,319	678,734	93,046
Total liabilities and shareholders’ equity	304,809	697,081	95,562

CHINAEDU CORPORATION

Additional Information-Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENTS OF OPERATIONS

	Years ended December 31,
	2005	2006	2007	2007
	RMB	RMB	RMB	US$
Operating expenses:
General and administrative (including share-based compensation of RMB2,291, RMB2,586, and RMB1,225 for 2005, 2006 and 2007, respectively)	(14,441)	(6,570)	(8,176)	(1,121)
Loss from operations	(14,441)	(6,570)	(8,176)	(1,121)
Other income	—	—	394	54
Interest income	514	161	1,179	162
Interest expenses	(1,139)	(2,279)	(1,715)	(235)
Equity in earnings of subsidiaries and variable interest entities (including share-based compensation of RMB87, RMB125 and RMB2,418 for 2005, 2006 and 2007, respectively)	12,216	34,227	10,805	1,481
Net (loss) income	(2,850)	25,539	2,487	341
Net (loss) income attributable to ordinary shareholders	(2,850)	25,539	2,487	341

CHINAEDU CORPORATION

Additional Information-Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENTS OF SHAREHOLDERS’ DEFICIENCY AND COMPREHENSIVE INCOME (LOSS)

																			Accumulated
	Series A convertible		Series B convertible		Series C convertible		Series D convertible					Additional							other
	preferred shares		preferred shares		preferred shares		preferred shares		Ordinary shares			paid-in		Subscription			Accumulated		comprehensive				Comprehensive
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount		capital		receivable	Warrants		deficits		income (loss)		Total		income
		RMB		RMB		RMB		RMB		RMB		RMB		RMB	RMB		RMB		RMB		RMB		RMB

Balance at January 1, 2005	5,150,000	426	12,140,495	1,005	—	—	—	—	14,137,347	1,315		254,524		(4,470)	5,723		(112,525)		(300)		145,698
Issuance of ordinary shares for purchase of a subsidiary	—	—	—	—	—	—	—	—	550,000	44		3,870		—	—		—		—		3,914
Issuance of ordinary shares	—	—	—	—	—	—	—	—	1,745,000	144		(144)		—	—		—		—		—
Amortization of share-based compensation	—	—	—	—	—	—	—	—	—	—		2,378		—	—		—		—		2,378
Collection of subscriptions receivable	—	—	—	—	—	—	—	—	—	—		—		4,470	—		—		—		4,470
Issuance of Series C convertible preferred shares and warrants	—	—	—	—	3,378,379	272	—	—	—	—		48,760		—	2,353		—		—		51,385
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—		—		—	—		—		(760)		(760)		(760)
Net loss	—	—	—	—	—	—	—	—	—	—		—		—	—		(2,850)		—		(2,850)		(2,850)

Balance at December 31, 2005	5,150,000	426	12,140,495	1,005	3,378,379	272	—	—	16,432,347	1,503		309,388		—	8,076		(115,375)		(1,060)		204,235		(3,610)

Issuance of ordinary shares for purchase of a subsidiary	—	—	—	—	—	—	—	—	2,025,061	163		29,995		—	—		—		—		30,158
Exercise of share options	—	—	—	—	—		—	—	550,000	44		1,073		(1,117)	—		—		—		—
Amortization of share-based compensation	—	—	—	—	—	—	—	—	—	—		2,711		—	—		—		—		2,711
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—		—		—	—		—		1,676		1,676		1,676
Net income	—	—	—	—	—	—	—	—	—	—		—		—	—		25,539		—		25,539		25,539

Balance at December 31, 2006	5,150,000	426	12,140,495	1,005	3,378,379	272	—		19,007,408	1,710		343,167		(1,117)	8,076		(89,836)		616		264,319		27,215

Issuance of Series D convertible preferred shares	—	—	—	—	—	—	2,598,503	200	—	—		74,322		—	—		—		—		74,522
Repurchase of ordinary share as treasury stock	—	—	—	—	—	—	—	—	(2,300,000)	(178)		(49,869)		—	—		—		—		(50,047)
Issuance of treasury shares to new shareholders	—	—	—	—	—	—	—	—	2,300,000	178		49,869		—	—		—		—		50,047
Collection of subscriptions receivable	—	—	—	—	—	—	—	—	—	—		—		1,117	—		—		—		1,117
Amortization of share-based compensation	—	—	—	—	—	—	—	—	—	—		3,643		—	—		—		—		3,643
Accumulated adjustment of unrecognized tax benefit	—	—	—	—	—	—	—	—	—	—		—		—	—		(3,744)		—		(3,744)
Repurchase and cancellation of ordinary shares	—	—	—	—	—	—	—	—	(600,000)	(46)		(12,767)		—	—		—		—		(12,813)
Repurchase and cancellation of Series B convertible preferred shares	—	—	(30,000)	(2)	—	—	—	—	—	—		(638)		—	—		—		—		(640)
Exercise of warrants for Series A convertible preferred shares	300,000	23	—	—	—	—	—	—	—	—		3,386		—	(1,235)		—		—		2,174
Exercise warrants for ordinary shares	—	—	—	—	—	—	—	—	121,622	9		2,126		—	(471)		—		—		1,664
Conversion of series A,B,C,D preferred shares	(5,450,000)	(449)	(12,110,495)	(1,003)	(3,378,379)	(272)	(2,598,503)	(200)	23,537,377	1,924		—		—	—		—		—		—
Issuance of ordinary shares on IPO (net of insurance cost of RMB25,665)	—	—	—	—	—	—	—	—	16,368,000	1,208		347,619		—	—		—		—		348,827
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—		—		—	—		—		(2,822)		(2,822)		(2,822)
Net income	—	—	—	—	—	—	—	—	—	—		—		—	—		2,487		—		2,487		2,487

Balance at December 31, 2007	—	—	—	—	—	—	—	—	58,434,407	4,805		760,858		—	6,370		(91,093)		(2,206)		678,734		(335)
										US$	658	US$	104,304		US$	873	US$	(12,487)	US$	(302)	US$	93,046

CHINAEDU CORPORATION

Additional Information-Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2005	2006	2007	2007
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income (loss)	(2,850)	25,539	2,487	341
Adjustments to reconcile net income (loss) to net cash used in operating activities:	—	—	—	—
Share based compensation	2,291	2,586	1,225	168
Other income	—	—	(394)	(54)
Interest expenses	1,139	2,279	1,715	235
Equity in earnings of subsidiaries and variable interest entities	(12,216)	(34,227)	(10,805)	(1,481)
Changes in assets and liabilities:
Prepaid expenses and other current assets	4,104	(5,301)	717	98
Amounts due from related parties	(54,200)	—	(1,302)	(178)
Accrued expense and other liabilities	8,592	(3,796)	7,767	1,065
Amount due to a related party	3,750	—	1,479	203

Net cash used in operating activities	(49,390)	(12,920)	2,889	397

Cash flows from investing activities:
Investments in subsidiaries and variable interest entities	(81,870)	—	(62,505)	(8,569)

Net cash used in investing activities	(81,870)	—	(62,505)	(8,569)

Cash flows from financing activities:
Proceeds from IPO (net of issuance cost of RMB25,665)	—	—	348,827	47,820
Proceeds from issuance of Series D convertible preferred shares (net of issuance costs of RMB2,598)	—	—	72,033	9,875
Proceeds from issuance of Series C convertible preferred shares (net of issuance costs of RMB1,802)	51,385	—	—	—
Proceeds from exercise of warrants	—	—	3,838	526
Repurchase of Series B convertible preferred shares	—	—	(640)	(88)
Repurchase of ordinary shares	—	—	(12,813)	(1,757)
Issuance of convertible notes	28,187	—	—	—
Repayment of convertible notes	—	—	(27,783)	(3,809)
Collection of subscription receivable	4,470	—	1,117	153

Net cash used in financing activities	84,042	—	384,579	52,720

Effect of exchange rate changes	(1,846)	(811)	(4,930)	(674)

Net (decrease) increase in cash and cash equivalents	(49,064)	(13,731)	320,033	43,874
Cash and cash equivalents, beginning of year	74,087	25,023	11,292	1,547

Cash and cash equivalents, end of year	25,023	11,292	331,325	45,421

Supplemental disclosure of non-cash financing activities:
Conversion of convertible notes into Series B preferred shares	32,909	—	—	—
Receivable for the issuance of ordinary shares upon exercise of share options by employees	—	1,117	—	—
Issuance of ordinary shares for purchases of subsidiaries	3,914	30,158
Conversion of convertible notes into Series D preferred shares	—	—	2,489	341
Conversion of Series A, B, C, D preferred shares into ordinary shares	—	—	1,924	264

CHINAEDU CORPORATION

NOTES TO CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

1.                                       BASIS FOR PREPARATION

The condensed financial information of the Company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements, except that the Company used the equity method to account for investments in its subsidiaries and variable interest entities.

2.                                       INVESTMENTS IN SUBSIDIARIES AND VARIABLE INTEREST ENTITIES

The Company and its subsidiaries and variable interest entities are included in the consolidated financial statements where the inter-company balances and transactions are eliminated upon consolidation.  For the purpose of the Company’s stand-alone financial statements, its investments in subsidiaries and variable interest entities are reported using the equity method of accounting.  The Company’s share of income and losses from its subsidiaries and variable interest entities is reported as earnings from subsidiaries and variable interest entities in the accompanying condensed financial information of the parent company.

3.                                       INCOME TAXES

The Company is a Cayman Islands company, and therefore is not subject to income taxes for all the years presented.

4.                                       RELATED PARTY TRANSACTIONS

The following represents related party balances as of December 31, 2006 and 2007:

	December 31,
	2006	2007
	RMB	RMB

Amounts due from related parties:
Former director-Yan Xueshan (i)	14,840	14,840
Director-Xie Changqing (i)	39,360	39,360
BCIT (iv)	—	3
WITT (iv)	—	1,289
BJ-BCIT (iv)	—	5
BJ-WITT (iv)	—	5
CMR (v)	—	7,777
	54,200	63,279

Amount due to a related party:
Hongcheng Technology (ii)	3,750	3,750
WOFE (iii)	—	1,279
CMR (iii)	—	200
	3,750	5,229

CHINAEDU CORPORATION

NOTES TO CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

4.                                       RELATED PARTY TRANSACTIONS - continued

(i)                                   The amounts represent loans to the two equity owners of Hongcheng Education.

(ii)                                The amount represents an intercompany payable to Hongcheng Technology for an acquisition consideration payment.

(iii)                             The amounts represent the collection of account receivables on behalf of a subsidiary company.

(iv)                            The amounts represent the payment of insurance for foreign employees on behalf of a subsidiary company.

(v)                               The amount represents the receivable of profit distribution from a subsidiary company.