Form 20-F
period 2008-12-31
ChinaEdu CORP
filed 2009-06-30
CIK 1411419

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . .. .

For the transition period from                       to

Commission file number: 001-33858

ChinaEdu Corporation
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

ChinaEdu Corporation 4th Floor-A, GeHua Building No. 1 QinglongHutong, Dongcheng District Beijing, 100007 People’s Republic of China
(Address of principal executive offices)

Julia Huang

Chairman and Chief Executive Officer

ChinaEdu Corporation

4th Floor-A, GeHua Building

No. 1 QinglongHutong, Dongcheng District

Beijing, 100007 People’s Republic of China

Telephone: 86-10-84186655

Email: julia@chinaedu.net

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

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

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

63,076,129 Ordinary Shares, par value $0.01 per Ordinary Share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.:

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

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•                  “we,” “us,” “our company” or “our” refers to ChinaEdu Corporation, its predecessor entities and subsidiaries;

•                  “China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau;

•                  “shares,” “ordinary shares,” or “common shares” refers to our common shares;

•                  “ADSs” refers to our American Depositary Shares, each of which represents three common shares, and “ADRs” refers to the American Depositary Receipts that evidence our ADSs;

•                  “RMB” or “Renminbi” refers to the legal currency of China; and

•                  “$,” “dollars,” “US$” or “U.S. dollars” refers to the legal currency of the United States.

i

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

•                  risks associated with our existing development projects, including construction delays or cost overruns with respect to our pending campus construction projects and the build out of our learning center network, which may increase project costs, and the failure of the newly developed schools or learning centers to perform as expected;

•                  the expected increase in expenditures on education in China;

•                  PRC laws, regulations and policies relating to private education and providers of private educational services, including recent changes in the government regulatory environment related to our international curriculum program; and

•                  general economic, business and other market conditions in the PRC and worldwide, including the ability of the general global economy to recover timely from the current economic downturn.

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

ii

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.  Selected Financial Data

Selected Condensed Consolidated Financial Data

The following selected condensed consolidated statement of operations data for the three years ended December 31, 2006, 2007 and 2008 and selected condensed consolidated balance sheet data as of December 31, 2007 and 2008 have been derived from our audited consolidated financial statements included in this annual report. These consolidated financial statements have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm. The report of Deloitte Touche Tohmatsu CPA Ltd. on our audited consolidated financial statements for the three years ended December 31, 2006, 2007 and 2008 and as of December 31, 2007 and 2008 is included in this annual report.  The selected condensed consolidated statement of operations data for the years ended December 31, 2004 and 2005 and selected consolidated balance sheet data as of December 31, 2004, 2005 and 2006 have been derived from our audited consolidated financial statements, which are not included in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The historical results are not necessarily indicative of results to be expected in any future period.  The selected condensed consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects—A. Operating Results” included elsewhere in this annual report.

	Years ended December 31,
	2004	2005	2006(1)	2007(1)	2008(1)	2008(1)
	RMB	RMB	RMB	RMB	RMB	$
	(In thousands, except per share data)
Condensed Consolidated Statement of Operations Data:
Net revenue
Online degree program	100,896	98,527	156,845	202,185	255,388	37,433
International curriculum programs	—	4,854	28,428	31,434	27,607	4,046
Online tutoring programs	—	14,390	17,384	18,013	15,436	2,263
Private primary and secondary schools	—	8,591	10,874	13,356	19,289	2,827
Net revenue	100,896	126,362	213,531	264,988	317,720	46,569
Cost of revenue	(38,014)	(53,138)	(80,308)	(96,349)	(117,733)	(17,257)
Gross profit	62,882	73,224	133,223	168,639	199,987	29,312
Operating expenses
General and administrative	(26,924)	(44,089)	(48,846)	(76,893)	(86,908)	(12,738)
Selling and marketing	(751)	(6,116)	(12,893)	(14,277)	(29,851)	(4,375)
Research and development	(12,905)	(11,842)	(14,263)	(21,021)	(26,185)	(3,838)
Goodwill impairment	—	—	—	(16,192)	(41,036)	(6,015)
Intangible assets impairment	—	—	—	—	(29,057)	(4,259)
Total operating expenses	(40,580)	(62,047)	(76,002)	(128,383)	(213,037)	(31,225)
Income (loss) from operations	22,302	11,177	57,221	40,256	(13,050)	(1,913)
Other income	—	—	—	394	562	82
Interest income	266	1,078	1,172	4,118	10,652	1,561
Interest expense	—	(1,242)	(2,279)	(2,130)	(1,298)	(190)
Income (loss) before income tax (benefits) provisions and minority interest	22,568	11,013	56,114	42,638	(3,134)	(460)
Income tax (benefits) provisions
Current	1,248	4,849	9,475	16,286	11,860	1,738
Deferred	(2,094)	(855)	(2,481)	(1,283)	(8,387)	(1,229)
Total income tax (benefits) provisions	(846)	3,994	6,994	15,003	3,473	509
Income (loss) before minority interest	23,414	7,019	49,120	27,635	(6,607)	(969)
Minority interest, net of taxes	(11,465)	(9,869)	(23,581)	(25,148)	(36,412)	(5,337)
Net income (loss)	11,949	(2,850)	25,539	2,487	(43,019)	(6,306)
Deemed dividends on preferred share	(15,959)	—	—	—	—	—
Net income (loss) attributable to ordinary shareholders	(4,010)	(2,850)	25,539	2,487	(43,019)	(6,306)
Adjusted EBITDA(2)	30,094	21,966	76,901	81,409	85,271	12,499
Net income (loss) per ordinary share—basic	(0.34)	(0.18)	0.65	0.06	(0.75)	(0.11)
Net income (loss) per preferred A share—basic	—	—	0.65	0.06	—	—
Net income (loss) per preferred B share—basic	—	—	0.65	0.06	—	—
Net income (loss) per preferred C share—basic	—	—	0.65	0.06	—	—
Net income (loss) per preferred D share—basic	—	—	—	0.06	—	—
Net income (loss) per ordinary share—diluted	(0.34)	(0.18)	0.60	0.05	(0.75)	(0.11)
Net income (loss) per ADS
Basic—ordinary	(1.02)	(0.54)	1.95	0.18	(2.25)	(0.33)
Diluted—ordinary	(1.02)	(0.54)	1.80	0.15	(2.25)	(0.33)
Weighted average shares used in calculating basic net income (loss) per ordinary share	11,673,946	16,243,736	39,209,606	42,147,170	57,679,504	57,679,504
Weighted average shares used in calculating diluted net income (loss) per ordinary share	11,673,946	16,243,736	42,708,213	47,322,184	57,679,504	57,679,504

	Years ended December 31,
	2004	2005	2006	2007	2008	2008
	RMB	RMB	RMB	RMB	RMB	$
	(In thousands)
Share-based compensation expense included in:
Cost of revenue	369	369	468	346	474	70
General and administrative	2,719	1,965	1,942	2,960	4,073	597
Selling and marketing	—	—	205	222	506	74
Research and development	44	44	96	115	178	26
Total	3,132	2,378	2,711	3,643	5,231	767

Amortization of intangible assets acquired through business combination included in:
Cost of revenue	—	2,097	4,182	3,954	3,956	580
Selling and marketing	—	1,125	3,279	3,279	3,250	476

Total	—	3,222	7,461	7,233	7,206	1,056

(1) The amounts of share-based compensation included in operating expenses for 2006, 2007 and 2008 reflect the adoption of Statement of Financial Accounting Standard No. 123 (revised 2004), or SFAS 123(R), “Share-Based Payment,” effective on January 1, 2006. If we had applied the fair value recognition provisions of SFAS 123(R) to prior periods, we would have reported net loss of RMB6.7 million and RMB8.1 million for 2004 and 2005, respectively, and net loss per share (diluted) of 0.57 and 0.50 for 2004 and 2005, respectively.

(2) Adjusted EBITDA represents net (loss) income attributable to ordinary shareholders before deductions for minority interest, deemed dividend, interest income, income taxes, depreciation, amortization, share-based compensation, write-off for  receivables acquired through business acquisition, goodwill and intangibles impairment charges and currency exchange losses. We believe that adjusted EBITDA is useful to investors as a measure of comparative operating performance, as it is less susceptible to variances in actual performance resulting from depreciation, amortization and goodwill and intangible assets impairment, and is more reflective of changes in pricing decisions, cost controls and other factors that affect operating performance. We also present adjusted EBITDA because we believe it is useful to investors as a way to evaluate our ability to incur and service debt, make capital expenditures and meet working capital requirements. Adjusted EBITDA is not intended as a measure of our operating performance, as an alternative to net income or as an alternative to any other performance measure in conformity with U.S. GAAP, or as an alternative to cash flow provided by operating activities as a measure of liquidity. The following is a reconciliation of net (loss) income attributable to ordinary shareholders to adjusted EBITDA:

	Years ended December 31,
	2004	2005	2006	2007	2008	2008
	RMB	RMB	RMB	RMB	RMB	$
	(In thousands)
Net (loss) income attributable to ordinary shareholders	(4,010)	(2,850)	25,539	2,487	(43,019)	(6,306)
Deemed dividends on preferred shares	15,959	—	—	—	—	—
Minority interest, net of taxes	11,465	9,869	23,581	25,148	36,412	5,337
Income tax (benefits) provision	(846)	3,994	6,994	15,003	3,473	509
Interest income and other, net	(266)	164	1,107	(2,382)	(9,916)	(1,453)
Depreciation	4,297	5,023	8,157	8,206	12,212	1,790
Amortization	363	3,388	8,812	9,081	9,352	1,371
Goodwill impairment	—	—	—	16,192	41,036	6,015
Intangible assets impairment	—	—	—	—	29,057	4,259
Exchange loss	—	—	—	—	1,433	210
Accounts receivable write-off	—	—	—	4,031	1,042	153
Share-based compensation	3,132	2,378	2,711	3,643	5,231	767
Adjusted EBITDA	30,094	21,966	76,901	81,409	86,313	12,652

	Years ended December 31,
	2004	2005	2006	2007	2008	2008
	RMB	RMB	RMB	RMB	RMB	$
	(In thousands)
Condensed Consolidated Balance Sheet Data:
Cash and cash equivalents	106,936	155,912	148,315	497,114	353,933	51,877
Total assets	199,182	428,408	497,210	980,068	918,680	134,651
Total current liabilities	41,051	141,706	132,746	186,122	221,921	32,527
Total liabilities	43,881	188,036	183,568	243,338	244,536	35,841
Convertible notes	—	29,324	30,654	—	—	—
Total shareholders’ equity	145,698	204,235	264,319	678,734	589,829	86,452

Exchange Rate Information

The following table sets forth the noon buying rates for U.S. dollars in effect in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Board, for the periods indicated.

	Renminbi per U.S. Dollar Noon Buying Rate
Period	Average	High	Low	Period-End
2004	8.2768	8.2764	8.2774	8.2765
2005	8.1940	8.0702	8.2765	8.0702
2006	7.9723	7.8041	8.0702	7.8041
2007	7.6072	7.2946	7.8127	7.2946
2008	6.9477	6.7800	7.2946	6.8225

Previous Six Months
December 2008	6.8539	6.8225	6.8842	6.8225
January, 2009	6.8360	6.8225	6.8403	6.8392
February, 2009	6.8363	6.8241	6.8470	6.8395
March, 2009	6.8360	6.8240	6.8438	6.8329
April, 2009	6.8304	6.8180	6.8361	6.8180
May, 2009	6.8235	6.8176	6.8326	6.8278
June, 2009 (through June 25)	6.8336	6.8264	6.8371	6.8344

Source: Federal Reserve Board

On June 25, 2009, the noon buying rate was RMB6.8344 to $1.00.

We publish our financial statements in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, as of December 31, 2008, which was RMB6.8225 to $1.00. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated above, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

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

The Chinese government regulates all aspects of the education sector, including licensing of parties to perform various services, pricing of tuition and other fees, curriculum content, standards for the operations of schools and learning centers associated with online degree programs and foreign participation. The Chinese laws and regulations applicable to the education and telecommunication sectors are in some aspects vague and uncertain, and often lack detailed implementing regulations. These laws and regulations also are subject to change, and new laws and regulations may be adopted, some of which may have retroactive application or have a negative effect on our business. Moreover, there is considerable ongoing scrutiny of the education sector and its participants.  For a discussion of the regulatory framework for the education system and the telecommunication sectors in China, see “Item 4. Information on the Company—B. Business Overview—Regulation.”

We must comply with China’s extensive regulations on private and foreign participation in the education and telecommunication sectors, and compliance with such restrictions has caused us to adopt complex structural arrangements with our Chinese subsidiaries and Chinese affiliated entities. If the relevant Chinese authorities decide that our structural arrangements do not comply with these restrictions, we would be precluded from conducting some or all of our current business and our financial condition, results of operations and business strategy may be materially and adversely affected.

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

Although our corporate structure and business are designed to comply with the limitations on foreign investment and participation in the education and telecommunication sectors, we cannot assure you that we will not be found to be in violation of any current or future Chinese laws and regulations. See also the risk factors below under “Risks Related to China’s Regulation of the Education and Telecommunication Sectors and Our Corporate Structure.” There are substantial uncertainties regarding the interpretation and application of Chinese laws and regulations. If we or any of our Chinese subsidiaries or Chinese affiliated entities are found to be or to have been in violation of Chinese laws or regulations limiting foreign ownership or participation in the education or telecommunication sectors, the relevant regulatory authorities have broad discretion in dealing with such violation, including but not limited to:

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

•                  revoking our business licenses.

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

For fiscal years ended December 31, 2006, 2007 and 2008, approximately 73.5%, 76.3%, and 80.4%, respectively,  of our net revenue was generated from services provided to online degree programs of Chinese universities. The continued growth of this business line depends on our ability to attract new university customers and the ability of these universities to increase student enrollment for their online degree programs. We face many challenges in our online degree program services business, including:

•                  our structure for this line of business, in which services are provided to our university customers’ online degree programs by one of our Chinese subsidiaries and affiliated entities, may be found by Chinese regulatory authorities to violate restrictions on entities other than universities being responsible for online degree programs;

•                  the demand for online degree programs depends on the social acceptance and perceived attractiveness of degrees offered by these programs, which may decline due to actual or perceived quality problems at online degree programs and the increased availability of alternatives such as traditional degree programs, on-the-job training and overseas programs;

•                  the universities with online degree programs have primary responsibility for these programs and their priorities and objectives may conflict with our own objectives of growing our revenue and profits from servicing these programs; and

•                  each of the universities with online degree programs has been approved by China’s Ministry of Education, or the MOE, to operate these programs as part of the MOE’s pilot program for online education and there is no assurance that the MOE will not restrict, suspend or revoke this program in the future or that any of the currently approved universities, including our university partners, will continue to qualify for this program.

A significant factor affecting the results of our online degree program business is the fees that our university partners are required to pay to independent learning centers. The share of tuition revenue that we receive is after the payment of fees to learning centers. As a result, an increase in the portion of tuition fees paid to the learning centers will result in a decrease in the portion of tuition fees that we receive as revenue. In 2007, our university partners paid fees to independent learning centers in amounts ranging from 23% to 56% of the gross tuition revenues received by their online degree programs. In 2008, these same fees ranged in amounts from 23% to 54% of the gross tuition revenues received by their online degree programs. For fiscal years ended December 31, 2006, 2007 and 2008, the portion of gross tuition fees that our university partners paid in aggregate to independent learning centers was approximately 39%, 40% and 39%, respectively. There can be no assurance that the amounts payable to independent learning centers, as a portion of gross tuition fees, will not increase.

To the extent any of the factors discussed above or other adverse developments occur in the online degree program sector, our revenue and results of operations from our online degree program services business could be adversely affected.

Most of our revenue comes from a limited number of customers, the loss of which could significantly impact our revenue and results of operations.

For fiscal years ended December 31, 2006, 2007, and 2008, 67.3%, 68.2% and 67.3%, respectively, of our net revenue was derived from our services to our five largest online degree program customers. Our three largest customers, Renmin University of China, China Agricultural University and Dongbei University of Finance and Economics, accounted for 22.1%, 15.2 % and 13.3%, respectively, of our net revenue in 2008.  These same customers accounted for 21.1%, 17.3% and 14.0%, respectively, of our net revenue in 2007.  We will likely continue to rely on a relatively small number of customers for a significant portion of our revenue for the foreseeable future. If for any reason our revenue from any of our significant customers or other online degree programs were to decline or if we were to lose any of our significant customers, our revenue and results of operations would be materially and adversely affected.

We may not succeed in attracting additional university online degree programs as customers and our growth prospects could suffer.

Although our strategy is to increase the number of online degree programs using our services, we may not be able to attract additional university customers. Developing and entering into a relationship with a university requires considerable effort on our part, and we may spend considerable time and still may not be successful in developing a new customer. Our ability to expand our services to additional online degree programs is dependent on our ability to identify potential university partners who can provide course offerings that will be attractive to the target market and to develop a mutually acceptable arrangement with the university for the development of a program. Some of the universities offering online degree programs that do not utilize our services have developed their own technology platforms, and others have entered into service agreements with other service providers. Some of the universities we would like to partner with may not have goals and objectives that are compatible with ours, may be subject to long-term contracts with other service providers, or may have cumbersome decision-making procedures that may delay or prohibit our entering into a service relationship with them. In addition, some of these universities are also being pursued by our competitors. As a result, we cannot predict whether we will be successful in attracting additional universities to which we can provide services. If we are unsuccessful in establishing new service relationships, our strategic growth objectives may not be achieved, thereby adversely impacting our prospects and results of operations.

The tuition charged by online degree programs, the secondary and vocational schools that we provide curriculum programs to and our private primary and secondary schools are all subject to price controls administered by the Chinese government, and our revenue is highly dependent on the level of these tuition charges.

In the year ended December 31, 2008, 80.4% of our net revenue was generated by providing services to online degree programs. Our revenue in this segment comes primarily from service fees that are paid by universities and calculated as a percentage of the tuition revenue of the online degree programs that we provide services to, and the tuition charges for these programs are subject to price controls administered by various price control offices under China’s National Development and Reform Commission, or NDRC. Similarly, our revenue from the curriculum programs that we offer to secondary and vocational schools is also directly dependent on the tuition revenue of those schools, and those tuition charges are subject to administrative price controls. The tuition charges of our private primary and secondary schools are also subject to price controls. In light of the substantial increase in tuitions and other education-related fees in China in recent years, China’s price control authorities may impose stricter price control on tuition charges in the future. If the tuition charges upon which our revenue depends, particularly the tuition charges for online degree programs, were to be decreased or if they were not to increase in line with increases in our costs because of the actions of China’s administrative price controls, our revenue and profitability would be adversely affected.

Our international curriculum programs, which include our Ploytechnic and English language programs, are heavily regulated, and our ability to conduct business in this area is highly dependent on regulatory policies and our compliance with these policies.

Our international post-secondary Polytechnic curriculum program, or BCIT program, has recently been restricted in its ability to contract new schools. In April 2007, the MOE issued the Circular on Further Regulating Chinese-Foreign Cooperative Education Programs. The circular directs the local education authorities generally to suspend the approval of any new Chinese-foreign cooperative polytechnic education programs until the end of 2008, and there is no new policy currently being promulgated to revoke the suspension.  To ensure the quality of the Chinese-foreign cooperative education programs, the circular emphasizes the regulatory supervision of these programs and advises local education authorities to closely supervise and monitor the existing programs, especially in recruiting materials, advertisements, and issuance of degrees and diplomas, and directs them to report and remedy any non-compliance by existing programs of the applicable regulations. As a result of this circular, our BCIT program has not been able to contract new schools for the program and we do not expect it will in the near future. Although the circular only discusses the suspension of approvals through the end of 2008, we cannot assure you that our BCIT program will be able to contract new schools in 2009 or at any time after that.

In addition, in recent years our English language curriculum program, or FEC program, has faced challenges obtaining certain regulatory approvals. In August 2004, the MOE promulgated the Announcement regarding Re-Approval of Chinese-foreign Cooperative Educational Institutions and Programs, or the Re-Approval Announcement, which requires Chinese-foreign cooperative educational institutions and programs that were established before July 1, 2004 (the effective date of the Re-Approval Announcement) to be re-approved by the MOE. Only four of our 19 contracted schools obtained re-approval from the MOE, and if MOE re-approval is not obtained, the remaining contracted schools may terminate their FEC programs. As a result, in December 2008 we mutually terminated our agreement with Western Institute of Technology at Taranki (“WITT”), a post-secondary education institution based in New Zealand that offers English language programs for overseas students, to serve as the exclusive service provider for all of WITT’s English language programs within China until September 2020. The schools that have been receiving support from us under the FEC program, however, can continue to recruit students under the FEC name even after termination of our agreement with WITT if they desire, since all education related support is provided by us.  However, we cannot assure you that any, or all, of the FEC contracted schools will continue to work with us in the future, and our partner schools may face challenges obtaining re-approvals for replacing WITT with other overseas education institutions with whom we may partner.

Failure to obtain re-approval for a majority of our contracted schools has adversely affected our results of operations and the prospects for our English language programs, and other regulatory actions could have similar adverse effects on our Polytechnic programs. As a result of these developments, we incurred an impairment charge of RMB68.2 million ($10.0 million) related to the international curriculum program segment during the year ended December 31, 2008, of which RMB39.1 million was related to goodwill impairment and RMB29.1 million was related to intangible assets impairment.

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

During prior reporting periods, we identified material weaknesses and  significant deficiencies in our internal control over financial reporting. Although we have since remedied these material weaknesses and  significant deficiencies, if we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

We are subject to the reporting obligations under the U.S. federal securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules that now require every public reporting company to include in its annual report management’s report on internal control over financial reporting, which contains management’s assessment of the effectiveness of such company’s internal control over financial reporting. In addition, certain registrants are required to include an attestation report from an independent registered public accounting firm on the effectiveness of such registrant’s internal control over financial reporting.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008 using the criteria set forth in the “Internal Control — Integrated Framework” report published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO) and has concluded that our internal control over financial reporting was effective as of December 31, 2008. Pursuant to temporary rules implemented by the SEC, this annual report on Form 20-F for the year ended December 31, 2008 does not include an attestation report of Deloitte Touche Tohmatsu CPA Ltd., our independent registered public accounting firm, regarding our internal control over financial reporting.

We previously disclosed in our annual report on Form 20-F for the year ended December 31, 2007 that we had identified two material weakness and two significant deficiencies. “Material weakness” is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.  A “significant deficiency” is a control deficiency, or combination of control deficiencies, that adversely affects our ability to initiate, authorize, record, process, or report external financial data reliably in accordance with U.S. GAAP such that there is more than a remote likelihood that a misstatement of our annual or interim financial statements that is more than inconsequential will not be prevented or detected.

During our 2008 fiscal year, we implemented measures to resolve and remediate these material weaknesses and significant deficiencies and to improve our internal and disclosure controls, and we do not believe that the material weaknesses that we previously identified had a pervasive impact on our internal control over financial reporting. See “Item 15. Controls and Procedures — Management’s Report on Internal Control over Financial Reporting.” Nevertheless, we cannot assure you that these measures will continue to be effective and that any significant deficiencies and material weakness in our internal control over financial reporting will not be identified in the future.   Moreover, if we fail to maintain the adequacy of our internal control, we may not be able to conclude that we have effective internal control over financial reporting. Even if we do conclude that our internal control over financial reporting is effective, our independent registered public accounting firm may still issue a report that is qualified if it is not satisfied with our internal control or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Furthermore, effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important to help us to manage the company effectively and prevent fraud. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in a loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs.

Our limited operating history may not serve as an adequate basis to judge our future prospects and results of operations.

We began operations in 1999 and only initiated three of our four lines of business in 2005 and 2006 through acquisitions. Our limited operating history may not provide a meaningful basis on which to evaluate our business. For the year ended December 31, 2008, we incurred a net loss of RMB43.0 million ($6.3 million), primarily due to goodwill and intangible assets impairment losses related to our international curriculum program. We cannot assure you that we will not recognize future impairment charges or incur future losses. We also expect that our operating expenses will increase as we expand. Given our limited operating history and the limited period of time that our management team has worked together, our operating history may not provide you with a sufficient basis upon which to evaluate the ability of our management team to address these risks. If we are not successful in addressing any or all of these risks, our business may be materially and adversely affected.

We are dependent on third parties, particularly the learning centers serving online degree programs, over which we have no control, to perform functions that are critical to the success of our business.

The success of our business in providing services to online degree programs depends in part on the actions of learning centers and universities over which we have limited or no control. The learning centers, principally operated by third parties, perform a number of essential functions for universities that operate the online degree programs (such as marketing, enrollment, administration, tuition collection and testing), but we have no ability to ensure that they adequately perform these functions or comply with the regulations and standards applicable to them. If the learning centers upon which our online degree programs are dependent experience regulatory compliance issues, our results of operations and our ability to attract and retain university customers will be adversely affected. In addition, because a university must obtain regulatory approval, which is generally a time consuming process, to either change learning centers or establish its own learning centers, the learning centers maintain a strong negotiating position and are able to demand substantial compensation for their services.

Because we face significant competition in several of our lines of business, we could lose market share and may need to respond by lowering our prices, which could materially and adversely affect our results of operations.

In addition to our recent collaborative alliance agreement with Guangxi Radio and TV University (discussed elsewhere), we currently serve 18 out of the 67 universities that have been approved to offer online degree programs in China as well as the China Central Radio and TV University, which functions primarily as a distance learning facility. Our revenue from these 18 universities depends on the total cash tuition receipts for these programs. The online degree programs of these 18 universities must compete with the online degree programs of the other 49 universities approved to offer online degree programs, as well as other education and training programs that are seeking to enroll students. While we are trying to enter into agreements with additional universities with respect to their online degree programs, we face competition from other service providers and may not succeed in our efforts.

Our online tutoring and test preparation business competes for students with traditional in-person tutoring services and after school programs, as well as with companies providing online services similar to ours. Our English language programs compete for students with other private schools with English language programs, sister schools, online programs, after school programs and self-study programs. Our Polytechnic programs compete for students with other Chinese-foreign cooperative education programs, sister school programs, distance learning programs, self-study programs and other vocational and technical training programs. Our private primary and secondary schools compete for recruiting students with other schools in their respective areas as well as boarding schools that recruit students on a nationwide basis.

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

Certain of our businesses face relatively low barriers to entry, which could result in even greater competitive pressure and potential loss of market share in the future.

Our online tutoring business and international curriculum program business are characterized by relatively low start-up and fixed costs, modest capital requirements, short start-up lead times and a limited need for significant proprietary technology. As a result, potential market entrants, both in China and from abroad, face relatively low entry barriers to these markets. The online tutoring business requires relatively small amounts of capital and technological capabilities to enter. Similarly, other international programs similar to our international curriculum programs could be initiated by one or more competitors in cooperation with international partners. In addition, as the existing penetration rates of these lines of business are relatively low in our markets, competitors could acquire significant numbers of customers and establish significant market share within a relatively short period. For example, we incurred an impairment charge during the year ended December 31, 2008 of RMB68.2 million ($10.0 million) related to our international curriculum program, and we expect the future operating results of our FEC program and our recent partnership with Howe Sound Secondary School to provide English language instruction, which we refer to as our SCC program, to be adversely affected as a result of increasing competition, government regulation, lower student enrollments and lower per student amounts payable to us under our contractual arrangements with participating schools. Increased competition could result in loss of market share and revenue and lower profit margins, which would in turn have a material adverse effect on our business, financial condition and results of operations.

We have not received permanent approval to operate our learning centers and our strategy to develop a nationwide network of learning centers will involve substantial costs and may not succeed.

In February 2007, we received provisional approval from the MOE to operate 10 learning centers in the provinces of Beijing, Shanghai, and Jiangsu and Zhejiang for a trial period of up to 18 months.  Although this provisional approval has since expired, the MOE has not ordered us to terminate operations at these 10 learning centers, although no assurance can be given that the MOE will not.

We have also obtained provincial licenses from the Beijing, Shanghai, and Jiangsu provinces, as well informal approval from the Zhejiang province, to operate a total of 17 learning centers, including the 10 that received provisional approval from the MOE in February 2007. We have also entered into agreements to establish three cooperative learning centers in the provinces of Jilin, Hainan, and Guangdong.  Although these learning centers are not branded under the ChinaEdu name, we derive revenue from them by contributing significantly to their operations.

In addition to the 20 learning centers discussed above, we have also entered into agreements with 32 third party learning centers pursuant to which we provide assistance applying for approval from provincial level education authorities as well as securing additional university online degree programs.  In return, we receive a percentage of the tuition earned by these third party learning centers.

Our strategy to operate learning centers involves various risks and may not succeed. These risks include those related to operating a new business in which we do not have significant experience. To be successful in operating learning centers we will have to obtain new contracts on acceptable terms with the university online degree programs, all of which already have existing relationships with learning centers. We will also have to incur substantial capital expenditures and operating expenses and devote substantial time and other resources to establish and staff these new learning centers. In addition to the risks of entering a new line of business, we also face regulatory risks relating to our plan to expand the scope of our approval to a national scope with an unlimited number of learning centers and to convert our provisional licenses to permanent approvals. Moreover, even in the event we are able to successfully obtain MOE approval to operate learning centers in additional provinces, we will still need to obtain approval from the relevant provincial level education authorities before we are able to establish any new learning center, and there are risks relating to our ability to obtain such provincial level approvals.  Any one of these risks could cause our expansion into the learning center business to be delayed or  unsuccessful and our business, financial condition and results of operations could be adversely affected.

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

We may not be able to successfully execute future acquisitions or efficiently manage the businesses we have acquired to date  or may acquire in the future.

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

Any acquisition may require a significant commitment of management time, capital investment and other resources. For example, our entry into the private primary and secondary school business, which includes our Anqing Foreign Language School (the “Anqing School”), Pingdingshan Wellent Bilingual School (the “Pingdingshan School”) and Jingzhou School (Southern Campus), has required us to invest significant amounts for the acquisition of the rights to operate these schools and for expanding facilities and upgrading the services offered by these schools.

In the case of the Anqing School, we had outstanding capital commitments of approximately RMB38.2 million as of December 31, 2008 associated with acquisition of the Anqing School.  In addition, during the fiscal year ended 2008, we completed Phase I construction of a new campus at the Anqing School and commenced Phase II construction, which we expect to be completed by the fall of 2009.  We anticipate that the additional capital expenditures associated with the construction at the Anqing School will be approximately RMB83.0 million.

In the case of the Pingdingshan School, we acquired all of the rights and interests in the school in 2005.  As of December 31, 2008, we have no outstanding capital commitments associated its acquisition, although we are currently in the process of constructing a new building and making related facility improvements.  We anticipate that the remaining capital expenditures associated with such construction and facility improvements will be approximately RMB4.4 million.

In the case of the Jingzhou School (Southern Campus), we initially planned to complete construction of a new campus by the fall 2006 recruiting season, although we have encountered delays obtaining land-use rights for the new campus site as well as delays due to inclement weather experienced in early 2008.  Because of these ongoing delays and the uncertainty as to when they will be resolved, we had outstanding capital commitments of approximately RMB64.8 million as of December 31, 2008 associated with acquisition of the Jingzhou School (Southern Campus).  In addition, we anticipate that our remaining capital expenditures associated with construction of the new campus will be approximately RMB4.0 million.  Delays completing construction of the new campus at Jingzhou School (Southern Campus) have adversely affected revenue from this investment, and we cannot assure you that we will be able to begin construction in time for the fall 2009 recruiting season, or at all.

If we are unable to effectively execute our acquisition strategy or integrate any acquired business, our business, financial condition and results of operations may be materially and adversely affected. In addition, if we use our equity securities as consideration for acquisitions, the value of your ordinary shares or ADSs may be diluted.

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

Each of our lines of business involves a degree of upfront investment in the development of programs or the acquisition of contract rights to provide services to programs, and our revenue and profitability depend on the number of students in these programs. The online degree programs to which we provide support and services, and from which we derive most of our revenue and profits, require considerable investments of time and resources to develop.  In many cases, these online degree programs also require that we make substantial investments in collaborative alliances, which are the majority owned entities that we form with certain of our university partners to provide services to their online degree programs, as well as provide advance payments to the universities to attract university partners. The profitability of these programs for us depends on the ability of the programs to attract students. Similarly, our revenue from our online tutoring programs, international programs, and private primary and secondary schools depends on our attracting enough students on an ongoing basis. If the programs or schools are unable to recruit enough students to offset the development and operating costs, our results of operations will be adversely affected.

The demand for our online tutoring services may be impacted by parental concern of children spending too much time on online gaming and other non-educational online activities.

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

Our intellectual property has been and will continue to be subject to various forms of infringement, theft and misappropriation. We are also susceptible to others copying our business model and methods. Our courseware and course materials have significant value and could be copied. We devote substantial resources to the development of platform support and courseware for online degree programs, the course materials and systems support for our online tutoring program, and implementation of the Polytechnic programs and the English language programs we support. The legal protection of intellectual property in China is significantly more limited than in the United States and many other countries and may afford us little or no effective protection.

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

Most university online degree programs require students to pre-pay for a set number of courses at the outset of their enrollment; however, these students may not enroll in all of these courses in the same period for which they have prepaid tuition. We receive service fees from each university for technology and support services that we render to our university customers during a given semester to support their online degree programs. Our contracts are typically structured so that our service fees are based upon the cash tuition receipts of the university during a given semester. To the extent students request that the universities refund any unused prepaid tuition, our revenue could be adversely affected because the universities are entitled to deduct these refunds from the cash receipts upon which our fees are based. In 2008, the average refund rate, which is refund expressed as a percentage of cash receipts, of the university online degree programs that we service was 1%. Increases in this rate could increase our revenue volatility and adversely affect the profitability of our services.

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

Our services to online degree programs and our online tutoring program depend on the performance and reliability of China’s Internet infrastructure. In China, almost all access to the Internet is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of China’s Ministry of Information Industry, or the MII. In addition, the national networks in China are connected to the Internet through international gateways controlled by the Chinese government. These international gateways are the only channels through which a user in China can connect to the Internet. We cannot assure you that a more sophisticated Internet infrastructure will be developed in China. We may not have access to alternative networks in the event of disruptions, failures or other problems with China’s Internet infrastructure. In addition, China’s Internet infrastructure may not support the demands associated with continued growth in Internet usage.

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

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company prior to our initial public offering in December 2007. Moreover, the Sarbanes-Oxley Act, as well as new rules subsequently implemented by the SEC and NASDAQ have imposed additional requirements on corporate governance practices of public companies, including Section 404 relating to internal control over financial reporting. These rules and regulations increase our legal and financial compliance costs and make certain corporate activities more time-consuming and costly. It may also be difficult for us to attract and retain qualified persons to serve on our board of directors due to increased risks of liability to our directors under the new rules and regulations.

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

If the ICP license for the operation of our business website is suspended or revoked by the MII due to non-compliance with its requirements, we may have to shut the website down, which could have an effect on our business and market perception.

In July 2006, the MII issued the Notice on Strengthening Management of Foreign Investment in Operating Value-Added Telecom Services. The notice prohibits Chinese ICPs engaged in providing value-added telecom services from leasing, transferring or selling their ICP licenses or providing facilities or other resources to foreign investors operating in violation of restrictions on foreign investment. The notice requires that Chinese ICPs must directly own the trademarks and domain names for websites operated by them, as well as servers and other infrastructure used to support these websites. The notice also requires Chinese ICPs to evaluate their compliance with the notice by November 1, 2006 and correct any non-compliance. A Chinese ICP’s failure to complete the procedures by November 1, 2006 could be the basis for revocation of its ICP license. Due to a lack of interpretative materials from the MII, the impact of this circular on us is unclear.  Xiandai Technology holds the ICP license for our business website, www.chinaedu.net. We have not transferred the domain name and trademark for www.chinaedu.net to Xiandai Technology, and we may be required to make such transfer in the future.  If we are unable to do so, the ICP license held by Xiandai Technology could be suspended or revoked by MII. If Xiandai Technology’s ICP license is suspended or revoked, we would have to shut down our business website, which may have an adverse effect on our business and market perception.

Some of our university partners for online degree programs have not received all of the required approvals for their websites.

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

Our online tutoring business was acquired through a transaction that did not comply with applicable Chinese regulations; we may therefore face regulatory challenges, including fines and other sanctions, with respect to this business.

Notwithstanding certain restructuring activities and the acquisition of 100% of the equity interest in Gotop Electronic, the entity that provides our online tutoring services and the ICP services related to such online tutoring services through one of our Chinese affiliated entities, Hongcheng Education, our initial 80% equity interest in Gotop Electronic was originally acquired in 2005 through a separate subsidiary, Hongcheng Liye. That acquisition required approvals from the MII, the MOE and the Ministry of Commerce, and these approvals were not obtained.  Although we acquired the remaining 20% equity interest in Gotop Electronic in 2008, any challenge by the Chinese government to our initial acquisition or the imposition of sanctions against us for our activities before the restructuring could adversely affect our results of operations. In 2008, our online tutoring business accounted for 4.9% of our net revenue.

Certain of our Chinese subsidiaries, Chinese affiliated entities and customers may face regulatory challenges, including fines and other sanctions, as result of their failure to comply with certain licensing and regulatory approval requirements.

When Gotop Electronic, our Chinese affiliated entity that holds the ICP license for our online tutoring business, was approved by relevant Chinese authorities to engage in the ICP business, its registered capital did not meet the minimum requirement specified under Chinese law for ICP license holders. We have since increased the registered capital of Gotop Electronic to satisfy this requirement. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Internet Information Services.” In addition, two of our Chinese subsidiaries, Gotop Hongcheng and Xuezhi Shidai, were previously engaged in the sale of products and services for our online tutoring program which exceeded the scope of their business licenses. We have subsequently transferred the sales activities to third party distributors and our sales centers which have the required business licenses. There is no assurance that we will not be sanctioned for our non-compliance before these corrective measures were taken. These sanctions can range from monetary fines and penalties to suspension of our licenses or services that we provide to our customers.

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

We rely on one of our Chinese affiliated entities, Hongcheng Education, to operate our private primary and secondary schools and to provide services to some of our university customers. We rely on another of our Chinese affiliated entities, Xiandai Technology, to hold and maintain certain ICP licenses for operating our websites. Hongcheng Education and Xiandai Technology are each owned by Chinese citizens with whom we have entered into contractual arrangements to provide us with control over and substantially all the economic benefits from these entities. These entities are our variable interest entities, but we have no direct ownership interest in either of them. Our contractual arrangements with these Chinese affiliated entities and the shareholders of these Chinese affiliated entities include technical consulting and services agreements, loan agreements, shareholder voting rights entrustment agreements, call option agreements, equity pledge agreements and powers of attorney. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Our Corporate Structure and Contractual Arrangements.” There are considerable uncertainties regarding the interpretation and application of Chinese laws and regulations governing these contractual arrangements. Accordingly, we cannot guarantee that these arrangements will not be challenged by Chinese regulatory authorities or found to violate existing Chinese laws or regulations or new laws and regulations that may be adopted in the future. In addition, under the State Administration of Foreign Exchange, or SAFE, regulations, all foreign denominated loans are required to be registered with SAFE. Our U.S. dollar loans to the shareholders of Hongcheng Education to fund the registered capital requirements of Hongcheng Education were not registered with the SAFE at the time they were made. As a result, we could be subject to sanctions for these loans and these loans may not be enforceable under Chinese laws.

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

Private schools that have not elected to require reasonable returns are entitled to the same preferential tax treatment as public schools, while preferential tax treatment policies applicable to private schools requiring reasonable returns are to be separately formulated by the relevant authorities. To date, however, no separate regulations or policies have been promulgated in this regard. As a result, our private primary and secondary schools are subject to the specific requirements of their respective local tax authorities, which vary from location to location. Our Anqing School was established as a school that requires reasonable returns. We anticipate adopting articles of association for the Pingdingshan School in 2009 in order to designate it as a school that requires reasonable returns. After the completion of the construction of the new campus for our Jingzhou School (Southern Campus), we also plan to adopt articles of association to designate it as a school that requires reasonable returns.

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

We may in the future rely on dividends and other distributions on equity paid by our Chinese subsidiaries to fund any cash and financing requirements we have, and any limitation on the ability of our Chinese subsidiaries and Chinese affiliated entities to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we may rely in the future on dividends from our Chinese subsidiaries and service, license and other fees paid to our Chinese subsidiaries by our Chinese affiliated entities and their subsidiaries for our cash requirements, including servicing any debt we may incur. Current Chinese regulations permit our Chinese subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our Chinese subsidiaries and Chinese affiliated entities (other than our schools, which are subject to different regulations) in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Currently, all of our Chinese subsidiaries have to comply with this reserve requirement since none of their statutory reserves have reached 50% of their registered capital. Furthermore, if our Chinese subsidiaries and Chinese affiliated entities incur debt on their own behalf in the future, the terms of that debt may restrict their ability to pay dividends or make other payments to us. Moreover, at the end of each fiscal year, every private school in China is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. For private schools that require reasonable returns, this amount must be at least 25% of the annual net income of the school, if any. As a result, our return on investment in our private schools will be limited by this reserve requirement. See “—Our Chinese affiliated entities and their subsidiaries may be subject to significant limitations on their ability to operate private schools or make payments to related parties or otherwise be materially and adversely affected by changes in Chinese laws and regulations.” Any limitation on the ability of our Chinese subsidiaries and Chinese affiliated entities to distribute dividends or other payments to us in the future could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

We may be treated as a “resident enterprise” for PRC tax purposes under the Enterprise Income Tax Law, which may subject us to PRC income tax for our income originated both within and outside the PRC.

Under the Enterprise Income Tax Law (the “EIT Law”) that went into effect on January 1, 2008, enterprises established under the laws of non-PRC jurisdictions but whose “de facto management” body is located in the PRC, may be treated as “resident enterprises” for PRC tax purposes. The EIT Law’s implementing rules define “de facto management” as having substantial and overall management and control over the production and operations, personnel, accounting, and properties of the enterprise. Based on our analysis of the current facts, we believe that we and our overseas subsidiaries should not be treated as “resident enterprises” for PRC tax purposes. It remains unclear, however, as to how tax authorities will determine tax residency based on the facts of each case. For the year ended December 31, 2008, our calculation of income taxes generally reflects our status as a non-China tax resident company. If the PRC governmental authorities hold that we and our overseas subsidiaries should be treated as a resident enterprise for PRC tax purposes after January 1, 2008, the effective date of the EIT Law, our worldwide income will be subject to PRC income tax at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations, although dividends distributed from our PRC subsidiaries to us could be exempt from Chinese dividend withholding tax, since such income is exempted under the new EIT Law to a PRC resident recipient.

If we are treated as a “resident enterprise” under the EIT Law, dividends payable by us to our foreign investors and gain on the sale of our ADSs or ordinary shares may become subject to taxes under PRC tax laws.

Under the EIT Law and implementation regulations issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. If we are required under the EIT Law to withhold PRC income tax on dividends payable to our non-PRC investors that are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, the value of your investment in our ordinary shares or ADSs may be materially and adversely affected.

If we are treated as a “non-resident enterprise” under the EIT Law, dividends that  we receive from our operating subsidiaries located in the PRC may be subject to PRC withholding tax.

Under the EIT Law and its implementation rules, dividends declared on earnings generated after January 1, 2008 and payable by a foreign invested entity (“FIE”) in China to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where we are incorporated, does not have a tax treaty with China.  In the future, our income may be derived from dividends we receive from our operating subsidiaries located in the PRC. Thus, dividends paid to us by our subsidiaries in China may be subject to the 10% income tax if we are considered a “non-resident enterprise” under the EIT Law. If we are required to pay a 10% withholding tax for dividends we may receive from our subsidiaries in the future, it would materially and adversely affect our financial condition and results of operations.

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

If any of our Chinese affiliated entities or their subsidiaries become the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy those assets, which could reduce the size of our operations and materially and adversely affect our business, ability to generate revenue and the market price of our ADSs.

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

On January 1, 2008, the EIT Law became effective pursuant to which FIEs, such as our Chinese subsidiaries, and domestic companies are both subject to a uniform statutory tax rate of 25%. Preferential tax treatments will continue to be granted to entities that are classified as “high and new technology enterprises strongly supported by the State” or to entities that conduct business in encouraged sectors, whether FIEs or domestic companies. Pursuant to Circular 172, which was issued on April 14, 2008, in order for applicant enterprises to be classified as “high and new technology enterprises strongly supported by the State” certain requirements must be met, such as ownership of the core intellectual property, products or services within “State-Encouraged High Technology Areas.”  Pursuant to the EIT Law and regulations thereunder, enterprises that were established before March 6, 2007, and were enjoying preferential tax rates according to previous tax laws, administrative regulations, and other circulars with equivalent effect, will have their preferential tax rates gradually transitioned to the new uniform tax rate over a five-year period starting from January 1, 2008. Enterprises that were also enjoying preferential tax exemptions and/or reductions for a specified term, however, will continue to enjoy those exemptions and/or reductions at their current applicable rates until the expiration of the applicable term and in accordance with the implementation of transitional preferential tax policies for enterprise income tax.

On April 14, 2008, Measures on the Classification of High and New Technology Enterprises, a discussion and interpretation of the detailed standards applicable to the classification of “high and new technology enterprises” status, was promulgated.  Currently seven of our subsidiaries and affiliated entities have been approved and classified as “high new technology enterprises.”  Each approval is valid for three years, meaning that each classified entity will enjoy the preferential income tax rate of 15% through 2010.  However, as the procedures for obtaining classification as “high and new technology enterprises” are very complicated and time consuming, and the standards for classification as a “high and new technology enterprise” are not easy to achieve, we cannot assure you that any more of our other subsidiaries or affiliated entities that previously enjoyed preferential tax rates will be approved as “high and new technology enterprises” entitled to preferential tax treatment. We also cannot assure you that our entities currently classified as “high and new technology enterprises” will continue to be classified as such after the expiration of the initial three year period.

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

We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, the majority of our directors and executive officers and some of the experts named in this annual report reside within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon us, our directors or executive officers or upon some of the experts named in the annual report. In addition, you may find it difficult or impossible to bring an original action against us or our directors or executive officers in a Chinese court if you believe your rights have been infringed under the U.S. federal securities law or otherwise. Moreover, we have been advised that China does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. Since July 2005, the Renminbi is no longer pegged solely to the U.S. dollar. Instead, its value is measured against a basket of currencies, determined by the People’s Bank of China. For example, on August 26, 2008, the Renminbi appreciated against the U.S. dollar to approximately RMB6.78 to US$1.00, representing an upward revaluation of 0.99% of the Renminbi against the U.S. dollar, as compared to the exchange rate on the previous day.  The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the future.  As of June 25, 2009, the Renminbi had continued to appreciate, reaching RMB6.8344 to U.S.$1.00. Fluctuations in the exchange rate will also affect the relative value of any dividend we may issue, which will be exchanged into U.S. dollars, and earnings from and the value of any U.S. dollar-denominated investments we make in the future.

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

We face risks related to health epidemics and other outbreaks that could result in school closures or other similar disruptions, which could adversely impact our revenue and results of operations.

Our business could be adversely affected by an outbreak of a contagious disease, such as the H5N1 strain of avian flu, the recent H1N1 strain of swine flu or Severe Acute Respiratory Syndrome, or SARS.  During the spring of 2003, China experienced an outbreak of SARS that resulted in the closure of schools, Internet cafes, and many office buildings and caused a general slowdown of business activity and the economy. China also reported a number of cases of SARS in April 2004. There have also been recently reported cases of swine flu in China and there are concerns that a pandemic could develop rapidly if the swine flu spreads broadly in China.  A reoccurrence of the SARs epidemic or the occurrence of another epidemic or outbreak could adversely affect the demand for our products and services or our ability to market and service our customers and could require the closure of our private primary and secondary schools. Our business operations could be disrupted if any of our employees is suspected of having SARS, the avian flu, the swine flu or other contagious diseases, which would require that a certain number of our employees be quarantined and/or our offices be disinfected. In addition, our results of operations could be adversely affected to the extent that an outbreak of SARS, the avian flu or other contagious diseases harms the Chinese economy in general.

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

On March 28, 2007, the SAFE issued the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company, or the Stock Option Rule. Under the Stock Option Rule, Chinese citizens who are granted stock options by an offshore listed company are required, through a Chinese agent or Chinese subsidiary of the offshore listed company, to register with the SAFE and complete certain other procedures. As an offshore listed company, we and our Chinese employees may be subject to fines and legal sanctions imposed by the SAFE or other Chinese government authorities. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation of Foreign Currency Exchange and Dividend Distribution—SAFE regulations on overseas investment of Chinese residents and employee stock options.”

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

•                  significant acquisitions, strategic partnerships, collaborative alliances or capital commitments by us or our competitors;

•                  additions or departures of key personnel;

•                  termination or release of lock-up or other transfer restrictions on our outstanding ADSs or ordinary shares or sales of additional ordinary shares or ADSs;

•                  potential litigation or regulatory investigations;

•                  general economic or political conditions in China;

•                  price fluctuations of publicly traded securities of other China-based companies engaging in similar businesses; and

•                  general economic, business and other market conditions in the global economy.

In addition, a number of Chinese companies and companies with substantial operations in China that offered and sold securities in the United States have experienced significant volatility in their share prices after their initial public offerings due to market fluctuations and other issues. Furthermore, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

The future sales, or perceived future sales, by our existing shareholders of a substantial number of our ADSs in the public market could adversely affect the price of our ADSs.

If our shareholders sell, or are perceived as intending to sell, substantial amounts of our ordinary shares or ADSs, including those issued upon the exercise of outstanding options, the market price of our ADSs could fall. Such sales, or perceived potential sales, also might make it more difficult for us to sell equity or equity related securities in the future at a time and price that we deem appropriate. The 20,460,000 ordinary shares represented by 6,820,000 ADSs offered pursuant to our initial public offering in December 2007 (other than those held by our affiliates) were eligible for immediate resale in the public market without restrictions. Ordinary shares held by our existing shareholders and any ADSs held by our affiliates may also be sold in the public market in the future under, and subject to the restrictions contained in, Rule 144 and Rule 701 under the Securities Act of 1933, as amended, or the Securities Act, and applicable lock-up agreements.

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

We may need additional capital and may sell additional ADSs or other equity securities and/or incur indebtedness, which could result in additional dilution to our shareholders or increase our debt service obligations.

We believe that our current cash and cash equivalents, anticipated cash flows from operations will be sufficient to meet our presently anticipated cash needs through the end of fiscal year 2009. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We have no current plans to undertake or secure any such equity or debt financing, and we can provide no assurance that any such financing would be available in amounts or on terms acceptable to us, if at all.

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

Item 4.  Information on the Company

A.           History and Development of the Company

We were incorporated as an exempted company in the Cayman Islands with limited liability on September 6, 1999 and began our online degree services business in the same year, providing services to Renmin University of China. Since our inception, we have rapidly grown our online degree program services business and have added three new business lines through a series of acquisitions in 2005 (online tutoring, private primary and secondary schools and curriculum services) and in 2006 (vocational post-secondary education programs).

On December 14, 2007, we and certain selling shareholders of our company completed an initial public offering of 6,820,000 ADSs representing 20,460,000 of our ordinary shares.  Our ADSs are listed on the NASDAQ Global Market under the symbol “CEDU.”

Our principal executive offices are located at 4th Floor-A, GeHua Building, No. 1 QinglongHutong, Dongcheng District, Beijing, 100007, People’s Republic of China. Our telephone number at this address is 86-10-84186655. Our registered office in the Cayman Islands is located at the offices of Codan Trust Company (Cayman) Limited at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.

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

B.             Business Overview

We are a leading educational services provider in China, incorporated as an exempted limited liability company in the Cayman Islands. Established in 1999, our primary business is to provide comprehensive services to the online degree programs of leading Chinese universities. These services include academic program development, technology services, enrollment marketing, student support services and finance operations.  Our other lines of businesses include the operation of private primary and secondary schools, online interactive tutoring services, and marketing and support for international curriculum programs. We believe we are the largest service provider to online degree programs in China in terms of the number of higher education institutions that are served and the number of student enrollments supported.  We currently have 13 long-term, exclusive contracts that generally vary from 15 to 50 years in length.  We also perform recruiting services for 15 universities through our nationwide learning center network.

We currently have strategic relationships with 22 universities, 13 of which are under long-term, exclusive contracts that generally vary from 15 to 50 years in length. Ten of our university partners currently operate their own online degree programs and three universities are awaiting regulatory approval to begin their online degree programs. As of December 31, 2008, approximately 243,000 students were registered in the online degree programs that we service through these relationships. These online degree programs are marketed under the brand names of leading Chinese universities, which allows us to benefit from the significant brand equity that these higher education institutions have established.

Our business has experienced significant growth since its inception in 1999. This growth has been driven by the increased number of universities that we serve, the increased enrollment of the online degree programs of our university partners, and our expansion into other education-related lines of business. We generate our revenue from service fees and tuition payments derived from students who are enrolled in, or served by, our businesses. As of December 31, 2008, we provided services to online degree programs that had an aggregate of approximately 243,000 registered students, and we served approximately 44,410 students in our other businesses. Our net revenue increased from RMB213.5 million in 2006 to RMB265.0 million in 2007, and RMB317.7 million ($46.6 million) in 2008, representing a compound annual growth rate, or CAGR, of 22.0%. Net revenue from our online degree programs contributed 73.5%, 76.3% and 80.4% of our total net revenue for the years ended December 31, 2006, 2007 and 2008, respectively.

Our income from operations decreased by 29.6% from RMB57.2 million in the year ended December 31, 2006 to RMB40.3 million for the year ended December 31, 2007. Our income from operations decreased from RMB40.3 million in the year ended December 31, 2007 to a loss from operations of RMB13.1 million ($1.9 million) for the year ended December 31, 2008. Our net income attributable to ordinary shareholders declined from RMB25.5 million for the year ended December 31, 2006 to RMB2.5 million for the year ended December 31, 2007. Our net income attributable to ordinary shareholders also declined from RMB2.5 million for the year ended December 31, 2007 to a net loss attributable to ordinary shareholders of RMB43.0 million ($6.3 million) for the year ended December 31, 2008.

The decline in both income from operations and net income attributable to ordinary shareholders from 2006 to 2007 and from 2007 to 2008 was primarily due to goodwill impairment losses of RMB16.2 million for the year ended December 31, 2007 and to goodwill impairment and intangible assets impairment losses of RMB70.1 million ($10.3 million) for the year ended December 31, 2008.

Our Strengths

We believe that we possess the following competitive strengths:

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

•                  Substantial knowledge of our customers and the Chinese education market.    Through our nine-year operating history, early efforts to develop an online technology platform and comprehensive service offering for Chinese universities, we have acquired substantial knowledge of the Chinese education market and the needs of its consumers. As we have expanded our service offerings, we have been able to take advantage of our market knowledge to address additional areas in which we believe we can leverage our experience, processes and technology to meet the needs of the market. As a result, we have expanded our business to include the distribution and support of international curriculum, private primary and secondary schools and an online tutoring platform.

•                  Provider of premier services for online degree programs.    We believe our products position us as an attractive choice for both academic institutions and students for online degree programs. We have provided comprehensive services and support to universities for their online degree programs since 1999. Our service model and technology platform have proven to be successful, as shown by our leading position in terms of number of institutions served. In addition, we have developed a wide array of proprietary courseware, from which we currently tailor over 1,608 courses for our university partners based on their different requirements. Many of these courses can be used as a basis to develop similar courses when we add new university customers, thus enabling us to benefit from economies of scale. We use this service model with our reliable technology platforms, comprehensive library of courseware and operational and marketing expertise to help universities achieve their academic and financial goals.

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

•                  Expand our network of learning centers for online degree programs.    To strengthen our ability to assist our customers’ online degree programs in recruiting students and improving student service quality, we are building a network of learning centers, initially in key cities, and, if regulatory approval is obtained, across China. In February 2007, we received provisional approval from the MOE to operate 10 learning centers in the provinces of Beijing, Shanghai, Jiangsu and Zhejiang for a trial period of up to 18 months.  Although this provisional approval has since expired, the MOE has not ordered us to terminate operations at these 10 learning centers.  We have also obtained provincial licenses from the Beijing, Shanghai and Jiangsu education authorities (as well as informal approval from the Zhejiang authorities) to operate a total of 17 learning centers, including the 10 that received provisional approval from the MOE in February 2007. We have also entered into agreements to establish three cooperative learning centers in the provinces of Jilin, Hainan, and Guangdong.  Although these learning centers are not branded under the ChinaEdu name, we derive revenue from them by contributing significantly to their operations. We believe that the opening of these learning centers will allow us to significantly enhance our brand recognition, increase access to potential students for online degree programs and enhance profitability. We also are actively seeking to establish strategic relationships with universities that currently are not our online degree program customers to provide our learning center services to their online degree programs.

In addition to the 20 learning centers discussed above, we have also entered into agreements with 32 third party learning centers pursuant to which we provide assistance applying for approval from provincial level education authorities as well as securing additional university online degree programs.  In return, we receive a percentage of the tuition earned by these third party learning centers.

•                  Continue to strengthen our brand name and our reputation.    We are focused on continuing to build our brand name and our reputation among our existing customers, as well as among other Chinese and foreign education institutions. We believe that building our brand and reputation will allow us to attract new schools and students to our current business lines. We are also increasing awareness of our online tutoring program and learning centers by increasing advertising to continue to build brand recognition. We are taking part in a wide range of activities to promote our brand and reputation, such as participating in conferences, sponsoring industry events and publishing articles in education trade journals.

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

•                  Pursue strategic acquisitions.    During the past several years, we have made strategic acquisitions to broaden our service offerings and to expand into additional segments of the Chinese educational market. We will continue to consider and seek acquisition opportunities that are complementary to our existing lines of business or that can further expand the services that we can provide to our customers.

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

Online Degree Programs

Our primary business is to assist universities in China to establish, operate and expand their online degree programs. We currently provide services to 18 universities with their online degree programs and to three additional universities awaiting regulatory approval to begin their programs. These online degree programs had approximately 243,000 registered students as of December 31, 2008. The online degree programs we currently service offer associate and bachelor degree programs in a wide range of subjects, including, but not limited to, accounting, marketing, finance, business administration, international business, law, civil engineering, education, computer science, literature, project management, marketing and administrative management. These online degree programs are aimed primarily at working adults who have sufficient economic means to support their studies and who value the flexibility of a self-paced online educational process. For the years ended December 31, 2006, 2007 and 2008, we generated 73.5%, 76.3% and 80.4%, respectively, of our net revenue from online degree programs.

In addition to the 18 universities referenced above, we also entered into an exclusive 10-year collaborative alliance agreement with Guangxi Radio and TV University (“GRTU”) in February 2009.  Pursuant to this arrangement, we will provide online education services to GRTU’s students beginning in the spring of 2009.

Online degree programs in China must be approved by the MOE. At present, 67 universities in China have received approvals from the MOE to operate online degree programs, as well as the China Central Radio and TV University, which functions primarily as a distance learning facility. The China Central Radio and TV University delivers its courses to students primarily over satellite and television, and we believe it currently does not compete with the other 67 universities in the online degree program market. As of December 31, 2008, most of these 67 universities had registered students in their online degree programs, and we provided services to 18 out of the 67 universities that have been approved to offer online degree programs in China. Students registered in online degree programs can pursue either associate degrees or bachelors degrees at the university level. They must generally prepay tuition for a minimum number of credits upon admission and subsequent enrollment, which can be applied to credits sought after their initial semester. The total number of credits required to graduate from an online degree program offered by these universities generally ranges from 80 credits for associate degrees to 160 credits for bachelor degrees. The tuition per credit ranges from approximately RMB65 to RMB180. The tuition charged to students is subject to the review and approval of the pricing administration authority and the filing with the relevant education authority.

Learning centers assist universities with a number of vital functions for their online degree programs, including marketing, enrollment administration, student services and tuition collection. Learning centers also provide academic review sessions and technical support for students. The physical presence of learning centers is complementary to online distance learning, since it facilitates face-to-face tutorial sessions, student consultations, and course material distribution. Learning centers also ensure the integrity of examinations, as entrance exams and final exams are conducted on site at the learning centers, allowing testing to occur under controlled environments. Learning centers are generally operated by third parties that have entered into agreements with universities. Many learning centers are owned by polytechnic, or vocational, schools, allowing these institutions to leverage their infrastructures to serve the higher education market.

In February 2007, we received provisional approval from the MOE to operate 10 learning centers in the provinces of Beijing, Shanghai, Jiangsu and Zhejiang for a trial period of up to 18 months.  Although this provisional approval has since expired, the MOE has not ordered us to terminate operations at these 10 learning centers.  We have also obtained provincial licenses from the Beijing, Shanghai and Jiangsu education authorities (and informal approval from the Zhejiang authorities)  to operate a total of 17 learning centers, including the 10 that received provisional approval from the MOE in February 2007. We have also entered into agreements to establish three cooperative learning centers in the provinces of Jilin, Hainan, and Guangdong.  Although these learning centers are not branded under the ChinaEdu name, we derive revenue from them by contributing significantly to their operations. We believe that the opening of these learning centers will allow us to significantly enhance our brand recognition, increase access to potential students for online degree programs and enhance profitability. We also are actively seeking to establish strategic relationships with universities that currently are not our online degree program customers to provide our learning center services to their online degree programs.

Our Services

Through collaborative alliances and other revenue-sharing arrangements, we offer a comprehensive service platform to our university customers, including academic program development, technology services, enrollment marketing, student support services and finance operations. We also provide the initial capital resources needed to establish their online degree programs. We believe we are the only service provider in China that offers a comprehensive set of services to online universities that supports virtually all aspects of a student’s progression through an online degree program. Through these services, we enable our customers to quickly establish an online degree program with a high level of student service quality and to significantly expand or improve existing initiatives with minimal initial investment. Our strategic relationships with universities are based upon long-term contracts that generally vary in length from 15 to 50 years.

Academic Program Development.   Academic program development entails the design and development of instructional materials, multimedia learning materials and quality assurance processes. The overall development time for a single course can range from as little as three weeks to as long as four months, depending on the subject matter and complexity of the course materials. To date, we have developed over 1,608 online courses for our university partners’ programs, all of which are proprietary to us or to our university collaborative alliances. As such, many of our previously developed courses can be used as the basis to develop similar courses when we add new university customers, thus enabling us to benefit from economies of scale.

Technology.   Our technological capabilities consist of a series of proprietary systems and tools, including our Learning Management System, or LMS, which enables the online degree programs to manage the entire student life cycle from application to graduation by providing system support to the student’s learning process and the university staff’s daily management process. We believe that our LMS is one of the most advanced offering systems in the market. This system manages courseware, including multimedia lectures, assignments and quizzes, and provides management information tools supporting the course offerings. We also provide certain customers a learning content creation and management system, which enables the team working on courseware development to bring the courseware from the concept and design stage to production and implementation. Our technology also supports an interactive, community-based learning environment through chat rooms, online forums and bulletin board systems. We also host and support all of the software and hardware and software requirements of our online degree university partners.

Enrollment Marketing.   Our support for universities’ student recruitment efforts includes the development and implementation of online and offline marketing strategies and promotional events, as well as the creation of collateral material to support those efforts. We further assist universities in identifying, retaining and supervising learning centers, including training learning center staff on executing our marketing programs. We constantly revise our marketing programs to maximize demand for our university partners’ programs. Our marketing programs emphasize the unique characteristics of each of our university partners’ offerings.

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

Structure and Revenue Model

Our relationships with our university partners are structured either as collaborative alliances or as long-term contractual service arrangements. Each of our university customers pays our collaborative alliances or, in the case of service contracts, pays us, a share of the tuition collected such university, after deducting certain expenses, including learning center fees.

Collaborative Alliances.    Our relationships with 8 of our university partners, including the three universities still seeking regulatory approval to operate their online degree programs, are structured as collaborative alliances. In our collaborative alliance structures, we establish a collaborative alliance with the university (or a commercial subsidiary of the university), which in turn provides services and support to the university’s online degree program. The collaborative alliances with our university partners have terms ranging from 15 to 50 years and are exclusive in nature. We have a majority interest in each of these collaborative alliances and treat them as our consolidated subsidiaries. We are generally responsible for contributing the initial capital required for the establishment and startup of the collaborative alliances, which has historically ranged from approximately RMB0.5 million to approximately RMB20.0 million. Our university partner pays to the collaborative alliance a service fee equal to a portion of its tuition revenue from its online degree program, after deducting certain operating expenses, administrative fees paid to the university, fees paid to learning centers for services such as student recruitment and tuition collection and, in some cases, licensing or technical consulting fees paid to us.

In addition to above referenced collaborative alliances, we also entered into an exclusive 10-year arrangement with GRTU in February 2009.  Pursuant to this arrangement, which is also structured as a collaborative alliance, we will provide online education services to GRTU beginning in the spring of 2009.

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

Recruiting and Technology Agreements.  We have also entered into non-exclusive contractual service arrangements with 15 university partners. Pursuant to these agreements, we provide recruiting services and technology support for a fixed period of time, ranging from 2 to 8 years, through our network of learning centers. We receive service fees equal to an agreed portion of the tuition collected from the students by the learning centers, which are subject to annual re-negotiation.

University Customers

The number of registered students in the online degree programs we service has grown rapidly, from approximately 30,000 registered students at 2002 calendar year-end, when enrollment commenced at our first university customer’s online degree program, to approximately 243,000 registered students at our 18 existing university customers as of December 31, 2008. In February 2009, we continued this growth by entering into an exclusive 10-year collaborative alliance arrangement with GRTU, pursuant to which we will provide online education services to GRTU’s students beginning in the spring of 2009.

We have entered into exclusive 20-year collaborative alliance arrangements with three additional university partners (Central University of Finance and Economics (December 2006); Shanghai University of Finance and Economics (November 2007); and Beijing Forestry University (March 2008)), but these online degree programs are not yet operational, and therefore we are not currently providing online education services to these universities.  In 2006, 2007 and 2008, 67.3%, 68.2% and 67.3%, respectively, of our net revenue was derived from our services to our five largest online degree program customers. Our three largest customers, Renmin University of China, China Agricultural University and Dongbei University of Finance and Economics, accounted for 22.1%, 15.2%, 13.3%, respectively, of our net revenue in 2008.

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

The university’s relationship, as well as our relationship, with the learning centers is essential to the sales and marketing of online degree programs to new students. The learning centers assist the online programs with a number of vital functions, including recruitment, marketing and logistic services for such programs. To provide a nationwide physical presence and to strengthen our sales network, we have assisted our university partners in developing relationships with approximately 497 learning centers, which cover most major cities in China. We provide student support training to many learning centers and assist learning centers in advertising to solicit students. The relationships between the learning center operator and the university are typically governed by non-exclusive compensation arrangements that are subject to annual re-negotiation. The majority of the learning centers are owned and operated by independent third parties.

To further expand our access to potential students and enhance the sales and marketing of online degree programs, we are developing our own network of learning centers. In February 2007, we received provisional approval from the MOE to operate 10 learning centers in the provinces of Beijing, Shanghai, Jiangsu and Zhejiang for a trial period of up to 18 months.  Although this provisional approval has since expired, the MOE has not ordered us to terminate operations at these 10 learning centers. We have also obtained provincial licenses from the Beijing, Shanghai and Jiangsu education authorities (and informal approval from the Zhejiang authorities)  to operate a total of 17 learning centers, including the 10 that received provisional approval from the MOE in February 2007. We have also entered into agreements to establish three cooperative learning centers in the provinces of Jilin, Hainan, and Guangdong.  Although these learning centers are not branded under the ChinaEdu name, we derive revenue from them by contributing significantly to their operations. We believe that the opening of these learning centers will allow us to significantly enhance our brand recognition, increase access to potential students for online degree programs and enhance profitability. We also are actively seeking to establish strategic relationships with universities that currently are not our online degree program customers to provide our learning center services to their online degree programs.

Competition

There are two main components of competition within the online degree program market: (i) competition among service providers to attract and retain additional university partners; and (ii) competition among online degree programs seeking to enroll students. In addition to GRTU, we currently serve 18 out of the 67 universities that have been approved to offer online degree programs in China and we have contracted with three additional universities that are awaiting regulatory approval to start their programs. There are 49 other universities currently offering online degree programs that either independently run their programs or outsource services for their programs to other service providers. While we are trying to establish relationships with additional universities with respect to their online programs, several companies offer services that compete with our service offerings either on a comprehensive basis or, more commonly, on a service-by-service basis. We compete with these companies primarily on the scope and quality of our service offerings to university partners, and to a lesser extent, price.

Our revenue from the online degree programs we service depends on these programs’ total tuition cash receipts. The online degree programs that we service must compete with other online programs, as well as with other education and training programs that are seeking to enroll students. Recruitment of students for online degree programs relies heavily on learning centers, most of which are owned and operated by third parties. Although we have assisted our university customers in developing relationships with approximately 497 learning centers, these learning centers can be subject to varying degrees of customer loyalty due to the strong competitive position they occupy. In addition, many learning centers assist with recruitment on behalf of other online degree programs, and, as a result, the online degree programs that we support face considerable competition for recruiting at the learning centers.

International Curriculum Programs

We distribute and support English language programs to secondary schools and international polytechnic programs to vocational schools in China. We provide all aspects of delivery and support for these programs, including program development and implementation, English teacher recruitment and administration, and other ancillary services. We generate revenue based on the enrollment fees students pay to the participating schools with whom we have entered into revenue sharing arrangements, based either on a fixed fee per student or a percentage of the enrollment fee per student. For the 2006-2007, 2007-2008 and 2008-2009 academic years, respectively, approximately 4,700, 5,000, and 4,000 students were enrolled in the international curriculum programs. In 2006, 2007 and 2008, we generated 13.3%, 11.9% and 8.7%, respectively, of our net revenue from international curriculum services.

Although there are many Chinese universities and colleges that have established relationships with foreign schools, we are not aware of any other similarly positioned company in China that has a dedicated business line such as ours focused on distributing and supporting curriculum from established foreign educational institutions.  We compete generally in the market for K-12 students seeking to learn English with other providers of English language training programs. These providers include other private school operators that are offering English language programs, affiliate school programs, after school programs, distance learning programs and self-study materials.

The SCC Program.  We have provided services with respect to English language programs since September 2005.  In February 2009, we entered into a partnership agreement with Howe Sound Secondary School, located in School District No. 48 in British Columbia, Canada, which we refer to as the SCC program.  The SCC program, for which we are currently in the process of signing local high school partners, provides secondary schools in China with high-quality English language instruction programs using native English speakers. Students at schools that participate in the SCC program must choose to be enrolled in the SCC program when applying for admission to the school. The SCC program’s English curriculum typically consists of five hours of class time each week.

The FEC Program.  In 2005, we acquired the right to serve as the exclusive service provider to all of Western Institute of Technology at Taranki’s English language programs within China until September 2020.  We refer to this program as the FEC program.  Western Institute of Technology at Taranki, or WITT, is a government-owned post-secondary education institution based in New Zealand that offers English language programs for overseas students. In December 2008, we mutually terminated our agreement with WITT due to ongoing regulatory challenges.  Schools that have been receiving support from us under the FEC program, however, can continue to recruit students under the FEC name even after termination of our agreement with WITT if they choose, since all education related support is provided by us.  However, we cannot assure you that any or all of the FEC contracted schools will continue to work with us in the future, and our partner schools may face additional challenges obtaining re-approvals for replacing WITT with other overseas education institutions with whom we may partner.  While we believe that some of our existing contracted schools participating in the FEC program may switch to either our newly established SCC program or to other programs that we may provide, there can be no assurance they will.

Despite a reduction in student enrollment and the ongoing regulatory challenges that resulted in the mutual termination of our agreement with WITT, we believe that our English language program has been and, in the case of our SCC program, will continue to be well-received by parents and students due to the high quality of the English language instruction.  We also believe that there is a vast market of students throughout China whose needs for high quality English language instruction are not currently being met by the Chinese public schools. We intend to target schools in the markets where the Chinese public schools do not meet the public need for English language instruction. In addition, a core element of our marketing strategy is highlighting our English language program’s role in enabling students to differentiate themselves for college entrance examinations and to better compete in a competitive education system and job market.

The BCIT Program.    We entered into an exclusive service provider relationship with the British Columbia Institute of Technology, or BCIT, a leading polytechnic institute in Canada, in February 2006. Through this program, we provide services to BCIT in implementing international post-secondary education programs and market these programs to selected polytechnic colleges in China approved by BCIT from time to time, enabling these colleges to offer up-to-date courses across a wide variety of majors and subjects to their students. We are BCIT’s exclusive service provider in China for these selected polytechnic colleges until 2020. At present, we provide services to the BCIT programs of six polytechnic colleges approved by BCIT to offer these programs. The BCIT program provides a three-year associate degree program to high school graduates seeking international vocational education within the environment of a Chinese polytechnic college. Through the participating colleges in China, the program offers a wide variety of majors and subjects such as business, computing and information technology, manufacturing, electronics, construction, environment, transportation and health science, all developed by BCIT. The program is unique in that entry-level courses and related course materials are in Chinese, but instruction and course materials for more advanced courses are transitioned to English.

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

We intend to expand the number of schools offering the BCIT program by actively marketing the programs to polytechnic colleges and secondary schools in China. The market for English language instruction services is highly competitive in China, yet extremely fragmented and localized. We intend to concentrate on adding new schools in the coastal and relatively more affluent regions of China, which include approximately 150 cities. In addition to adding new Chinese polytechnic colleges offering the BCIT program, we plan to increase the number of majors and subjects covered by the international post-secondary education program in order to attract additional students. We also plan to explore strategic relationship opportunities with other polytechnic colleges in the U.S., Canada, the United Kingdom and Australia. In the near term, however, our plans to add new polytechnic colleges to our BCIT program and explore strategic relationship with other polytechnic colleges have been postponed until at least the end of 2009 due to the general suspension of approvals for new Chinese-foreign cooperative polytechnic education programs by the MOE. See “—Regulation—Regulations on Operating Private Schools.” See also the risk factor titled “Chinese-foreign cooperative education programs, such as our international curriculum programs, are heavily regulated, and our ability to conduct business in this area is highly dependent on regulatory policies and our compliance with these policies.”

Private Primary and Secondary Schools

The market for private primary and secondary schools in China is growing rapidly. We believe that private primary and secondary schools will play an increasingly important role in providing quality education in China, particularly to the children of the emerging middle class. Parents in China, as in the rest of the world, are continuously searching for the best educational solutions for their children. By acquiring or partnering with leading established institutions, we believe the private primary and secondary school business represents a compelling business opportunity for us. According to the World Bank Study, between 2002 and 2005, China accounted for approximately 70% of global primary and secondary enrollment growth. As a result of this market opportunity, we acquired three private schools in 2005. We believe this market opportunity is attractive, complements our existing sources of revenue and also provides us with opportunities to realize synergies with our other K-12 business lines, specifically our 101 Online School and our newly established SCC program. English language training is a core element of our curriculum at each of our schools and is a central to our strategy of establishing schools with elite reputations. In each of our three schools, we have introduced, or plan to introduce, a performance-based incentive system for teachers and administrators, improved management systems, and enhanced academic offerings. We also provide technical services to enhance their operations. We have also improved, or plan to improve, the existing infrastructure of these schools or to build new facilities to accommodate larger student populations. Our school operations are currently located in: Anqing, Anhui province; Jingzhou, Hubei province; and Pingdingshan, Henan province. In 2006, 2007 and 2008, we generated 5.1%, 5.0% and 6.1%, respectively, of our net revenue from this line of business.

Anqing Foreign Language School

Through our Chinese affiliated entity, Hongcheng Education, we currently operate the Anqing Foreign Language School, or the Anqing School, a private primary school, grades 7 to 9, which has been operational since 2004. The Anqing School is regarded as one of the leading schools in the market that it serves. We completed Phase I construction of the new campus during 2008, and we are in the process of completing Phase II construction to accommodate a larger student population, which we expect to be completed by the fall of 2009. During the 2006-2007 academic year, the Anqing School had an enrollment of approximately 1,400 students, which grew to approximately 1,600 during the 2007-2008 academic year and increased to approximately 2,500 students during the 2008-2009 academic year. In 2007, the Anqing School had the highest exam scores in Anqing for students enrolled in grades 7 and 9. The school is also well regarded for its English language program and foreign English language teachers.

Jingzhou School (Southern Campus)

Through our Chinese affiliated entity, Hongcheng Education, we had plans to construct a new private secondary school, Jingzhou School (Southern Campus), for students in grades 9-12 in Jingzhou, Hubei province. The Jingzhou School (Southern Campus) will be established as a partnership with Jingzhou High School, whereby we will own 54.4% of the new school, our partner, Jingzhou High School, will own 25%, and one minority shareholder will own the remaining 20.6%. Under the cooperation agreement between Hongcheng Education and Jingzhou High School, we will undertake construction of the new campus and Jingzhou High School will contribute its brand as well as management and teaching resources to the school.  We initially planned to complete construction of the new campus by the fall 2006 recruiting season, however, we have encountered delays in obtaining the land-use rights for the new campus site, as well as delays due to inclement weather in early 2008, which lead to an increase in construction costs.  As a result, we cannot assure you that we will begin construction in time for enrollment in the fall of 2009, or at all.

Pingdingshan Bilingual School

In 2005, we acquired all of the rights and interests in the Pingdingshan Bilingual School, or Pingdingshan School. The Pingdingshan School is a private primary school, grades 1-9, in Pingdingshan, Henan province. The Pingdingshan School is regarded as one of the leading schools in its market. During each of the 2006-2007, 2007-2008 and 2008-2009 academic years, the Pingdingshan School had an enrollment of approximately 1,200 students.

Online Tutoring and Test Preparation Programs

We provide online tutoring and test preparation services to primary and secondary school students in China through a separately branded program known as the “101 Distance Learning Center” or the “101 Online School,” which we acquired 80% of in January 2005 and the remaining 20% equity interest in May 2008. The 101 Online School was originally founded in 1996, and over the past decade has developed a strong reputation as a valuable learning tool with students and teachers alike. The 101 Online School, which currently has over 1 million users, concentrates on the online tutoring and education of pre-kindergarten through high school students in China and is the leading educational website for elementary and middle school students.   The website address for our 101 Online School is www.chinaedu.com.

As of December 31, 2008, the 101 Online School served more than 36,800 revenue students.  In 2006, 2007 and 2008, we generated 8.1%, 6.8% and 4.8%, respectively, of our net revenue from the 101 Online School through subscription fees paid by students for the online tutoring service.

Using our proprietary e-learning platform, the 101 Online School provides interactive tutoring services to primary and secondary school students in virtually all academic subjects offered to these students in China. Our online tutoring and test preparation services also assist secondary school students in preparing for key examinations administered in China, including the national college entrance examination. All of the tutoring and test preparation materials used by our 101 Online School are developed by qualified teachers and subject to review by our quality control staff. By providing tutoring and test preparation services online, the 101 Online School makes the tutoring and test preparation process more convenient and accessible for students, especially those with limited access to traditional tutoring or test preparation services. In addition, we continue to innovate new services designed to attract and retain students for our 101 Online School. Recently, we introduced a new service, “Homework Help,” to assist students online on their homework assignments. In 2008, we also launched a new product series called “Yo-Yo Bear” for children, from pre-school age to grade 3, and their parents.

We currently market our 101 Online School through exclusive regional third-party distributors and our own sales centers in Beijing, Tianjin and other cities and provinces in China. More than 200 distributors located in major cities in China purchase bulk subscriptions to our 101 Online School and resell these subscriptions to students. Bulk subscription sales to distributors accounted for 48.0%, 62.3% and 68.2% of our 101 Online School revenue in 2006, 2007 and 2008, respectively.

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

The MOE issued Certain Opinions on the Pilot Program of Supporting Certain Higher Education Institutions to Establish Online Education Colleges to Develop Modern Long-Distance Education in 2000 and Certain Opinions regarding the Enhancement of the Administration of Higher Education Institution Online Education Colleges and the Improvement of Education Quality in 2002 to regulate online higher education. And, on March 18, 2009, the MOE issued a Circular on the Student Enrollment of Online Degree Education by the Pilot Universities which are Permitted to Operate Online Degree Education, or the 2009 circular, to regulate the recruitment of online degree students. The 2009 circular prohibits universities from recruiting existing full-time students and instructs schools offering online degrees to recruit only working adults for their programs. The 2009 circular also required universities to tighten their admission criteria for their online programs and to improve the quality of their recruiting materials. As of December 31, 2008, 67 universities and colleges had been approved by the MOE to operate online education programs as part of the MOE pilot program.  Eighteen of the 22 universities to which we currently provide, or have entered into agreements to provide, online degree program services are included within the pilot program. Central University of Finance and Economics, Beijing Forestry University and Shanghai University of Finance and Economics, three other universities that we serve, are not in the pilot program and are currently in the process of applying for the MOE approval to offer online degrees.

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

On February 9, 2007, we received a provisional approval from the MOE to operate 10 learning centers in four provinces (Beijing, Shanghai, Jiangsu and Zhejiang) for a trial period of up to 18 months. Upon the receipt of the related approval from the educational authorities of these four provinces, we plan to establish and operate learning centers in those provinces. In August 2007, we received the related provincial-level approval from the Beijing education authorities to operate learning centers in Beijing and opened one learning center in Beijing. In addition, during the first quarter of 2008, after receiving the related provincial-level approval from the Shanghai and Jiangsu education authorities, as well as informal approval from the Zhejiang education authorities, we opened the other nine learning centers.  The MOE has not yet issued to us a final approval to operate learning centers on a nationwide basis in China based on the performance and operation of our learning centers during the trial period.

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

The Law for Promoting Private Education (2003) and The Implementation Rules for the Law for Promoting Private Education (2004)

The Law for Promoting Private Education (2003) became effective on September 1, 2003, and its implementing regulations, The Implementation Rules for the Law for Promoting Private Education (2004), became effective on April 1, 2004. Under these regulations, “private schools” are defined as schools established by individuals or private social organizations using private funds. Private schools providing degree education, pre-school education, education for self-study aid and other academic education are subject to approval by the education authorities, while private schools engaging in occupational qualification training and occupational skill training are subject to approvals from the authorities in charge of labor and social welfare. An approved private school will be granted an operating permit, and it must be registered with the MCA or its local counterpart as a privately run non-enterprise legal person. Two of our private primary and secondary schools, the Anqing School and the Pingdingshan School, have obtained operating permits and have been registered with the relevant local office of the MCA. We will apply for the permit for operating a private school for the Jingzhou School (Southern Campus) when we complete construction of the new southern campus.

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

Permits for Chinese-foreign cooperation in operating schools must be obtained from the relevant education authorities or the authorities that regulate labor and social welfare in China. Since all of our private primary and secondary schools are operated by our Chinese affiliated entities and not by us, we believe, based on the advice of our Chinese counsel, that we are not required to apply for these permits.

Additionally, the Regulations on Operating Chinese-Foreign Schools and its Implementing Rules require that the foreign party to Chinese-foreign cooperative educational institutions or programs be a “foreign educational institution,” and under those regulations, a for-profit company, such as us, cannot qualify as a foreign educational institution. As a result, we cannot directly operate the SCC, FEC or BCIT programs, and instead we are a service provider to these programs.

In August 2004, the MOE promulgated the Announcement Regarding Re-Approval of Chinese-foreign Cooperative Educational Institutions and Programs, which requires Chinese-foreign cooperative educational institutions and programs that were established before July 1, 2004 (the effective date for the Implementing Rules) to obtain re-approval from the MOE. Only four of our 19 contracted schools have obtained re-approval from the MOE.  If the other 15 schools cannot obtain the MOE’s re-approval, they may have to terminate their FEC programs.

In April 2007, the MOE issued the Circular on Further Regulating Chinese-foreign Cooperative Education Programs. The circular directs the local education authorities generally to suspend the approval of any new Chinese-foreign cooperative polytechnic education programs until the end of 2008. To ensure the quality of the Chinese-foreign education programs, the circular emphasizes the regulatory supervision of these programs and advises local education authorities to closely supervise and monitor the existing programs, especially in recruiting materials, advertisement, and issuance of degrees and diplomas, and directs them to report and remedy any non-compliance by existing programs of the applicable regulations. As a result of this circular, our BCIT program has not been able to contract new schools for the program, and we do not expect it to until at least 2009.  Although the circular only discusses the suspension of approvals through the end of 2008, we cannot assure you that our BCIT program will be able to contract new schools during 2009, or at any time after that.

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

We operate www.chinaedu.com, the operating website for our 101 Online School, through Gotop Electronic, a subsidiary of Xiandai Technology, our Chinese affiliated entity. Gotop Electronic holds the ICP license for this website. The ICP license is valid until 2011 and is subject to annual inspection. Gotop Electronic passed the annual inspection in 2008. We operate our corporate websites, www.chinaedu.net and www.prcedu.com, through Xiandai Technology, which holds the ICP license for these websites. The ICP license is valid for five years beginning in November 2004 and is subject to annual inspection.  Xiandai Technology passed the annual inspection in 2008.  We intend to renew the ICP license for our www.chinaedu.net and www.prcedu.com websites in 2009. We have not transferred the domain name and trademark for our www.chinaedu.net and www.prcedu.com websites to  Xiandai Technology. We may be required to make such transfer in the future and, if we are unable to do so, the ICP license held by Xiandai Technology may be suspended or revoked by MII.

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

Limitations on Foreign Ownership of Our Businesses

The Foreign Investment Industry Guidance Catalogue (amended in 2007), the Regulations on Chinese-Foreign Cooperation in Operating School, the Implementation Measures for the Regulations on Sino-Foreign Cooperation in Operating Schools and other applicable laws and regulations limit foreign ownership in entities, or foreign participation in entities, engaging in specified education activities by:

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

Compliance with Chinese Regulations on the Education Services Industry, Publishing, Internet Activities and Copyrights and Trademarks

We believe that, except for the online publication license, the Internet culture business operations license and the license for broadcasting audio-video programs through the Internet discussed above, no consent, approval or license other than those already obtained by our Chinese subsidiaries and affiliates is required under any of the existing laws and regulations of China for our business and operations.

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

Dividend distribution

The principal regulations governing distribution of dividends of foreign holding companies include the Foreign Investment Enterprise Law (1986), as amended, and the Administrative Rules under the Foreign Investment Enterprise Law (2001). Under these regulations, foreign investment enterprises, or FIEs, in China may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, FIEs in China are required to allocate at least 10% of their accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends. Our Chinese subsidiaries, which are all FIEs, are restricted from distributing any dividends to us until they have met the requirements set out in these regulations.

Pursuant to the EIT Law, which became effective on January 1, 2008, and subsequently issued implementation rules and a related circular, dividends payable by a FIE to its foreign investors are subject to a 10% withholding tax, unless the foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where we are incorporated, does not have a tax treaty with China. Although the new tax law contemplates the possibility of exemptions from withholding taxes for China-sourced income of FIEs, the Chinese tax authorities have not promulgated any related implementation rules and it remains unclear whether we would be able to obtain exemptions from Chinese withholding taxes for future dividends distributed to us by our Chinese subsidiaries.

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

We have asked our shareholders and beneficial owners who are Chinese residents to make the necessary applications and filings as required under Notice 75 and other related rules. However, due to uncertainty concerning the reconciliation of Notice 75 with other approval or registration requirements, it remains unclear how Notice 75, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We will attempt to comply, and attempt to ensure that our shareholders and beneficial owners who are subject to these rules comply, with the relevant requirements. However, we cannot provide any assurances that all of our shareholders and beneficial owners who are Chinese residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by Notice 75 or other related rules. In addition, certain of the holders of options to purchase our ordinary shares are Chinese residents. We have been advised that it is unclear under the SAFE Rules whether these option holders would be deemed to be beneficial owners of our company for the purposes of these rules as a result of holding these options. We are currently in the process of confirming the beneficial ownership status of these option holders with the SAFE. The failure or inability of our Chinese resident shareholders or beneficial owners to register with the SAFE in a timely manner pursuant to the SAFE Rules, or the failure or inability of any future Chinese resident shareholders or beneficial owners to make any required SAFE registration or comply with other requirements under the SAFE Rules may subject these shareholders or beneficial owners to fines or other sanctions and may also limit our ability to contribute additional capital into or provide loans to our Chinese subsidiaries, limit our Chinese subsidiaries’ ability to pay dividends to us, repay shareholder loans or otherwise distribute profits or proceeds from any reduction in capital, share transfer or liquidation to us, or otherwise adversely affect us.

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

Our Corporate Structure and Contractual Arrangements

Our primary business is to provide comprehensive services to the online degree programs of leading Chinese universities. We conduct this business and our international curriculum program business through our three Chinese subsidiaries, except for two online degree programs that are serviced through one of our Chinese affiliated entities. Due to restrictions on the foreign ownership and operation of our online tutoring business and our private primary and secondary school business, we conduct these businesses through arrangements with our Chinese affiliated entities. We direct these companies’ business affairs and receive substantially all of their net income through our contractual arrangements. In 2008, 71.3% of our net revenue was derived from businesses conducted by our three principal Chinese subsidiaries.

Our principal subsidiaries in China currently are:

•                  Beijing Hongcheng Liye Technology Co., Ltd, or Hongcheng Liye, our wholly owned subsidiary, which has established collaborative alliances with five Chinese universities to provide services to the universities for the establishment, operation, and expansion of their online degree programs. These collaborative alliances are majority owned subsidiaries of Hongcheng Liye. Hongcheng Liye’s collaborative alliance partners for online degree programs are Beijing Language and Culture University, China Agricultural University, Dongbei University of Finance and Economics, Central University of Finance and Economics and Beijing Forestry University. Our service revenue from these five universities in aggregate accounted for 34.2% of our net revenue in 2008. Hongcheng Liye also provides our learning-based products and services, which include our English language training, online tutoring programs and post-secondary vocational educational programs;

•                  Hongcheng Technology Development Co., Ltd., or Hongcheng Technology, our wholly owned subsidiary, which has established three collaborative alliances with Chongqing University, Shanghai University of Finance & Economics and Guangxi Radio and TV University (GRTU) to provide services for the establishment, operation, and expansion of these universities’ online degree programs. Hongcheng Technology also provides services to two other universities, Jiangnan University and Nanjing University, for their online degree programs. Our service revenue from these five universities in aggregate accounted for 14.6% of our net revenue in 2008. Hongcheng Technology also operates our 17 learning centers in Beijing, Shanghai, Jiangsu and Zhejiang and three cooperative learning centers in the provinces of Jilin, Hainan, and Guangdong.  In February 2007, we received provisional approval from the MOE to operate 10 learning centers in the provinces of Beijing, Shanghai, Jiangsu and Zhejiang for a trial period of up to 18 months. Notwithstanding that this trial period has lapsed, there has been no revocation of the provisional authority granted by the MOE, and we continue to operate these learning centers; and

•                  CMR Web Learning Co., Ltd., or CMR Web, our 70% owned subsidiary, which has established a collaborative alliance with Renmin University of China to provide services to Renmin University of China for the establishment, operation, and expansion of its online degree program. The remaining 30% of CMR Web is owned by Rendashiji Technology Development Co., Ltd., a wholly owned subsidiary of Renmin University of China. Our service revenue from Renmin University of China accounted for 22.5% of our net revenue in 2008.

Our Chinese affiliated entities are:

•                  Beijing Hongcheng Education Technology Co., Ltd., or Hongcheng Education, through which we own and operate three private primary and secondary schools and provide services to Lanzhou University and East China University of Science and Technology for their online degree programs. Our service revenue from these online degree programs in aggregate accounted for 14.6% of our net revenue in 2008; and

•                  Xiandai Xingye Network Technology Co., Ltd., or Xiandai Technology, and its subsidiary, Gotop Electronic, which holds the ICP licenses for the operation of our websites, www.chinaedu.net and www.prcedu.com, and www.chinaedu.com, respectively.

The following diagram illustrates our corporate structure as of December 31, 2008.

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

Technical Consulting and Services Agreements.    Through our wholly owned subsidiary, Hongcheng Technology, we have entered into exclusive technical consulting and service agreements with each of Hongcheng Education and Xiandai Technology. Each of these consulting and service agreements has an initial term of ten years and will be automatically renewed for successive periods of ten years thereafter, unless Hongcheng Technology provides written notice to the other party prior to the expiration of the then current term of its election not to renew the agreement. Under the agreement with

Hongcheng Education, Hongcheng Technology provides courseware and product development services, website design services, maintenance and security services, employee training services and any other services that may be agreed upon by the parties. Under the agreement with Xiandai Technology, Hongcheng Technology provides network technology development services, website design services, maintenance and security services and employee training services, as well as any other services that may be agreed upon by the parties. Under each of these agreements the fees payable to Hongcheng Technology are based on the gross revenue of the service recipient and are paid once annually within 30 days of the year-end.

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

Our Significant Subsidiaries

A summary of our subsidiaries and variable interest entities as of December 31, 2008 is as follows:

Name of subsidiaries and/or variable interest entities	Date of incorporation or establishment	Percentage of ownership	Principal activity

CMR Web-learning Co., Ltd. (“CMR Web”)	July 29, 1999	70%	Online degree program
Beijing Hongcheng Liye Technology Co., Ltd. (“Hongcheng Liye”)	April 15, 2003	100%	Online degree program
Beijing Beiyuda Education Technology Co., Ltd. (“Beiyuda”)	September 26, 2006	51%	Online degree program
Dalian Dongcai Technology Co., Ltd. (“Dongcai”)	June 4, 2003	70%	Online degree program
Zhong Nongda Networks Development Co., Ltd. (“Zhongnongda Networks”)	October 30, 2001	55%	Online degree program
Beijing WITT Education Consultant Management Co., Ltd. (“WITT Education”)	July 4, 2003	100%	International curriculum program
Beijing WITT Science Co., Ltd. (“WITT Science”)	December 26, 2005	100%	International curriculum program
Beijing BCIT Science and Education Management Consulting Limited (“Beijing BCIT”) (PRC)	January 13, 2005	100%	International curriculum program
Beijing Xuezhi Times Education Science Co., Ltd. (“Beijing Xuezhi”)	October 18, 2001	100%	Online tutoring
Beijing Gotop Education Co., Ltd. (“Gotop Hongcheng”)	December 26, 2005	100%	Online tutoring
Tianjin Gaotuo Hongcheng Education Technology Co., Ltd. (“Tianjin Gaotuo Hongcheng”)	June 26, 2006	100%	Online tutoring
Beijing Distance Education Technology Co., Ltd. (“Yuancheng Education”)	March 31, 2006	61%	Online tutoring
Hongcheng Technology Development Co., Ltd. (“Hongcheng Technology”)	July 31, 2000	100%	Online degree program
Chongqing Chongda Yuanxing Co., Ltd. (“Chongda”)	December 24, 2003	51%	Online degree program
Beijing BCIT Science and Education Management Consulting Limited (BVI) (“BJ- BCIT”)	February 10, 2006	100%	International curriculum program
BJ—WITT EDU MAN. LTD. (BVI) (“BJ—WITT”)	July 4, 2003	100%	International curriculum program
Xiandai Xingye Network Technology Co., Ltd. (“Xiandai Technology”)	November 7, 2000	N/A (1)	Provision of internet content
Beijing Gotop Electronic Science Co., Ltd. (“Gotop Electronic”)	November 29, 1995	100%	Provision of internet content
Beijing Hongcheng Education Technology Co., Ltd. (“Hongcheng Education”)	March 7, 2005	N/A (1)	Private primary and secondary schools
Jingzhou Tianchang Investment Co., Ltd. (“Tianchang”)	September 6, 2005	72.5%	Private primary and secondary schools
Jingzhou Middle School South Campus (“South Campus”)	December 28, 2005	54%	Private primary and secondary schools
Pingdingshan Wellent Bilingual School (“Pingdingshan”)	September 3, 2002	100%	Private primary and secondary schools
Anqing Foreign Language Middle School (“Anqing Foreign Language”)	August 2, 2004	100%	Private primary and secondary schools

Name of subsidiaries and/or variable interest entities	Date of incorporation or establishment	Percentage of ownership	Principal activity

Beijing Mingdaoyuan Technology Co., Ltd (“Zhongcai”)	March 27, 2007	51%	Online degree program
Shanghai Shangcai Education Technology Co., Ltd (“Shangcai”)	April 18, 2008	51%	Online degree program
Dongcai Online Training Center (“Dongcai Online”)	July 10, 2008	70%	Online degree program
Beijing Zhonglin Education Technology Co., Ltd (“Zhonglin”)	November 3, 2008	100%	Online degree program

(1) PRC regulations currently limit foreign ownership of entities that provide Internet content and engage in primary and junior high school education.  To comply with PRC laws and regulations, we provide such services in China through our variable interest entities, Xiandai Technology and Hongcheng Education, and their respective subsidiaries.

D.  Property, Plants and Equipment

Our principal executive office is located at 4th Floor-A, GeHua Building, No. 1 QinglongHutong, Dongcheng District, Beijing, 100007, People’s Republic of China, where we own approximately 3,450 square meters.  We also lease or own other operating space in Beijing, Shanghai, Wuxi, Chongqing and Dalian. Each of our three schools (Pingdingshan School, Anqing School and Jingzhou School (Southern Campus)) has associated properties that we own or lease. Other than Anqing School and Pingdingshan School, we believe that our existing facilities, together with the facilities under construction, are adequate for our current and foreseeable future operations.

We recently undertook a capital improvements program at our Anqing School and Pingdingshan School. The renovations and improvements include, or will include, a new campus for Anqing School to accommodate larger student populations and general facility upgrades and a new building for Pingdingshan School to improve the level of education. We spent a total of RMB26.0 million ($3.8 million) in 2008 on the renovation of these schools, and we anticipate incurring additional capital expenditures related to such improvements of approximately RMB87.4 million.

In addition, although we initially planned to complete construction of a new campus at the Jingzhou School (Southern Campus) by the fall 2006 recruiting season, we have encountered delays obtaining the land-use rights for the new campus site, as well as delays due to inclement weather in early 2008. Although there is RMB4.0 million that remains payable with third-party contractors for the construction of the new campus at the Jingzhou School (Southern Campus), there is no assurance we will begin construction in time for the fall 2009 recruiting season, or at all.

In addition to the above capital expenditures, we also had capital commitments related to the acquisition and further expansion of the Anqing School and Jinzhou School (Southern Campus) of RMB38.2 million and RMB65.0 million, respectively, as of December 31, 2008.  For further discussion of these capital expenditures and commitments, please refer to “Item 5.  Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.”

The following table lists the properties that we owned or leased as of December 31, 2008:

Property Address	Use of Property	Owned/Leased	Approximate Size (m2)
Suite 501 and503, Tower A, Jin Feng He Office Building,
No. 8 Xinjiekouwai Road, Beijing	Office	Leased	99
Suite 416-2, F4, Tower C, Hui Long Sem
International Enterprise Technology Park, Beijing
Economic and Technology Zone, 18 South West
Ring Road, Beijing	Office	Leased	50
Suite 205, F2, Tower B, Hui Long Sem
International Enterprise Hatch Park, Beijing
Economic and Technology Zone, No. 14 Zhong
He Jie, Beijing	Office	Leased	68
17 F, 19F Renda Technology and Education
Centre, No. 59, Zhongguancun Road, Haidian
District, Beijing	Office	Leased	225
Qingshanwan Rest House, Wuxi, Jiangsu	Office	Leased	45
F2, Gao’na Building, No. 107 Gao’an Road,
Shanghai	Office	Leased	30
R303, No. 1 Suite, No. 2 Building,
Shangdijiayuan, Beijing	Office	Leased	126
R0107, Tower 2, Songzhuang Town, Songjiazhuang, Fengtai District, Beijing	Office	Owned	136
R 809, Tower C, No. 9, Shangdi Sanjie,
Haidian District, Beijing	Office	Leased	90
R201, No. 10, Xinghuo Road, Science Town,
Fengtai District, Beijing	Office	Leased	11

No.5, Jinnan Road, Jinzhou District,,Jingzhou, Hubei	Office	Leased	400
F2, F4, No. 83, Shabei Street, Technology Square, Chongqing	Office	Leased	630
Northeast corner, Cross of Qingyuan Road and Qianjiang Road, Anqing, Anhui	School	Owned	159,119
No. 22, Guanyuemiao Street, Anqing, Anhui(1)	School	Leased	8,864
Northwest corner, Cross of Nanhuan Road and Yingdu Road, Jingzhou, Hubei	School	Owned	191,865
C809, C810, C811, C812, Tower C, No. 9, Shangdi Sanjie, Haidian District, Beijing	Office	Owned	1,349
R3, F2, No.2-3, Qixianling Xuezijie, Gaoxinyuan District, Dalian, Liaoning	Office	Owned	413
Headquarters—4th Floor-A, GeHua Building, No. 1 QinglongHutong, Dongcheng District, Beijing	Office	Owned	3,450
R630, Tower 1, No.1, Furong South Road, Tianxin District, Changsha, Hunan	Office	Owned	167
R307, F3, Tower A, No.1, Zhuzhai North Road, Jinshui District, Zhengzhou, Henan	Office	Owned	73
R402, Tower 10, Guanting Square, Huilongguan Town, Changping District, Beijing	Office	Owned	122
No.2000, Huashan Road, Xuhui District, Shanghai	Office	Leased	328
F1, F7, Ximatai building, No.193, Jiefang Road, Xuzhou, Jiangsu	Office	Leased	430
F6, Jinluan Building, No.101, Zhongshan South Road, Nanjing, Jiangsu	Office	Leased	470
F3, Tower D, Lantian Building, No.18, Mogan Road, Hangzhou, Zhejiang	Office	Leased	413
R601, 602, 603, No.66, Gongyuan Road, Changzhou, Jiangsu	Office	Leased	300
F11, Longshi Center, No.2, Guangzhou Road, Nanjing, Jiangsu	Office	Leased	433
R609, R610, No.151, Yangyu Alley, Suzhou, Jiangsu	Office	Leased	170
R1303, No.6, Dasha East Road, Huangpu District, Guangzhou, Guangdong	Office	Leased	45
R310, Tower A, Zhongao Business Building, No.124, Hongzehu Road, Suqian, Jiangsu	Office	Leased	90
R2, F1, Greatwall Building, No.62, Zhongguancun East Road, Haidian District, Beijing	Office	Leased	333
No.7, South Business Room, Cangwu Community, Jinpu District, Lianyungang, Jiangsu	Office	Leased	85
F4, No.285, Qiannan Middle Road, Nantong, Jiangsu	Office	Leased	600
No.150, Renmin Road, Jiangbei District, Ningbo, Zhejiang	Office	Leased	110
G8, G9, F1, Xinfuxiong Building, Yuexiu District, Guangzhou, Guangdong	Office	Leased	51
No.1596, Ziyou Road, Changchun, Jilin	Office	Leased	40
No653, Suofeiya Warehouse, Wanziying, Heizhuanghu Village, Chaoyang District, Beijing	Warehouse	Leased	104
R1608, No.11, Maliandao Road, Xuanwu District, Beijing	Office	Leased	35
R6088, Tower 1, No.2, Hengfu Middle Road, Science City, Fengtai District, Beijing	Office	Leased	34
Zhanhe South Road, Pingdingshan, Henan	School	Owned	7848
Zhanhe South Road, Pingdingshan, Henan	School	Leased	1129
7F, Lawyer Building, No.392, Nanmenwai Road, Nankai District, Tianjin	Office	Leased	528

(1) In addition to the owned property, the Anqing School pays user fees to the Fourth Middle School of Anqing for certain state-owned campus facilities it uses.

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

Overview

We are a leading educational services provider in China, incorporated as an exempted limited liability company in the Cayman Islands. Established in 1999, our primary business is to provide comprehensive services to the online degree programs of leading Chinese universities. These services include academic program development, technology services, enrollment marketing, student support services and finance operations.  Our other lines of businesses include the operation of private primary and secondary schools, online interactive tutoring services, and marketing and support for international curriculum programs. We believe we are the largest service provider to online degree programs in China in terms of the number of higher education institutions that are served and the number of student enrollments supported.  We currently have 13 long-term, exclusive contracts that generally vary from 15 to 50 years in length.  We also perform recruiting services for 15 universities through our nationwide learning center network.

We currently have strategic relationships with 22 universities, 13 of which are under long-term, exclusive contracts that generally vary from 15 to 50 years in length. Ten of our university partners currently operate their own online degree programs and three universities are awaiting regulatory approval to begin their online degree programs. As of December 31, 2008, approximately 243,000 students were registered in the online degree programs that we service through these relationships. These online degree programs are marketed under the brand names of leading Chinese universities, which allow us to benefit from the significant brand equity that these higher education institutions have established.

Our business has experienced significant growth since its inception in 1999. This growth has been driven by the increased number of universities that we serve, the increased enrollment of the online degree programs of our university partners, and our expansion into other education-related lines of business. We generate our revenue from service fees and tuition payments derived from students who are enrolled in, or served by, our businesses. As of December 31, 2008, we provided services to online degree programs that had an aggregate of approximately 243,000 registered students, and we served approximately 44,410 students in our other businesses. Our net revenue increased from RMB213.5 million in 2006 to RMB265.0 million in 2007, and RMB317.7 million ($46.6 million) in 2008, representing a compound annual growth rate, or CAGR, of 22.0%. Net revenue from our online degree programs contributed 73.5%, 76.3% and 80.4% of our total net revenue for the years ended December 31, 2006, 2007 and 2008, respectively.

Our income from operations decreased by 29.6% from RMB57.2 million in the year ended December 31, 2006 to RMB40.3 million for the year ended December 31, 2007. Our income from operations decreased from RMB40.3 million in the year ended December 31, 2007 to a loss from operations of RMB13.1 million ($1.9 million) for the year ended December 31, 2008. Our net income attributable to ordinary shareholders declined from RMB25.5 million for the year ended December 31, 2006 to RMB2.5 million for the year ended December 31, 2007. Our net income attributable to ordinary shareholders also declined from RMB2.5 million for the year ended December 31, 2007 to a net loss attributable to ordinary shareholders of RMB43.0 million ($6.3 million) for the year ended December 31, 2008.

The decline in both income from operations and net income attributable to ordinary shareholders from 2006 to 2007 and from 2007 to 2008 was primarily due to goodwill impairment losses of RMB16.2 million for the year ended December 31, 2007 compared to RMB41.0 million ($6 million) for the year ended December 31, 2008 and intangible assets impairment losses of RMB nil for the year ended December 31, 2007 compared to RMB29.1million ($4.3 million) for the year ended December 31, 2008.

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

We also plan to increase total student enrollment and revenue student numbers in the online degree programs we service by assisting our partners in recruiting more students and expanding their course offerings, as well as through expansion of our learning center network, which is currently comprised of 52 learning centers.

A significant factor affecting the results of our online degree program segment is the fees that our university partners are required to pay to independent learning centers. The learning centers play an important role in the recruitment of students and provide other student guidance and testing services for online degree programs. The share of tuition revenue that we receive, through the collaborative alliances with our university partners, is after the payment of fees to learning center. As a result, an increase in the portion of tuition fees paid to the learning centers will result in a decrease in the portion of tuition fees that we receive as revenue.  In 2007, our university partners paid fees to independent learning centers in amounts ranging from 23% to 56% of the gross tuition revenues received by their online degree programs. In 2008, these same fees ranged in amounts from 23% to 54% of the gross tuition revenues received by their online degree programs.  For fiscal years ended December 31, 2006, 2007 and 2008, the portion of gross tuition fees that our university partners in aggregate paid to independent learning centers was approximately 39%, 40% and 39%, respectively. There can be no assurance that the amounts payable to independent learning centers, as a portion of gross tuition fees, will not increase.

To strengthen our ability to assist our university partners to recruit students and improve student service quality, we are building a network of learning centers, initially in key cities and, if regulatory approval is obtained, across China. We believe building a national network of learning centers will enable us to significantly enhance our brand recognition and increase access to potential students for online degree programs. In February 2007, we received provisional approval from the MOE to operate 10 learning centers in the provinces of Beijing, Shanghai, Jiangsu and Zhejiang for a trial period of up to 18 months.  Although this provisional approval has since expired, the MOE has not ordered us to terminate operations at these 10 learning centers, although no assurance can be given that the MOE will not.

We have also obtained provincial licenses from the Beijing, Shanghai and Jiangsu provinces, as well as informal approval from the Zhejiang province, to operate a total of 17 learning centers, including the 10 that received provisional approval from the MOE in February 2007. We have also entered into agreements to establish three cooperative learning centers in the provinces of Jilin, Hainan, and Guangdong.  Although these learning centers are not branded under the ChinaEdu name, we derive revenue from them by contributing significantly to their operations.

In addition to the 20 learning centers discussed above, we have also entered into agreements with 32 third party learning centers pursuant to which we provide assistance applying for approval from provincial level education authorities as well as securing additional university online degree programs.  In return, we receive a percentage of the tuition earned by these third party learning centers.

The results of operations of our international curriculum programs will depend significantly on the number of schools and students enrolled in these programs and the amount per student that we receive. Due to recent developments, discussed below, we expect the future results for our international curriculum programs to be adversely affected. Our net revenue from our FEC program has been below our previous expectations as a result of lower student numbers and lower per student amounts payable to us under our contractual arrangements with participating schools. In addition, the MOE issued a circular in April 2007 directing provincial governments generally to suspend the approval of any new Chinese-foreign cooperative polytechnic educational programs until the end of 2008. As a result, our BCIT program has not been able to contract new schools for the program, and we cannot assure you that our BCIT program will be able to contract new schools in 2009 or at any time after that. Because of these factors, we expect the future financial results for our international curriculum programs to be adversely affected.

The results of operations of our private primary and secondary schools will depend significantly upon our ability to timely complete the construction of our Anqing School and Jingzhou School (Southern Campus). We completed Phase I construction of the new campus at Anqing School in 2008 and are in the process of completing Phase II construction, which we expect will occur by the fall of 2009. We had initially planned to complete construction of a new campus for Jingzhou School, however, we have encountered delays in obtaining the land-use rights for the new campus site, as well as delays due to inclement weather in early 2008, thereby causing an increase in construction costs.  As a result, we cannot assure you that we will begin construction in time for enrollment in the fall of 2009, or at all.

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

Revenue

In the fiscal years ended December 31, 2006, 2007 and 2008, we generated net revenue of  RMB213.5 million, RMB265.0 million and RMB317.7.0 million ($46.6 million), respectively, representing a CAGR of 22.0%. Our revenue is net of Chinese business taxes and related surcharges. Our net revenue from servicing the online degree programs is net of certain expenses paid by our university partners relating to their online degree programs, including fees they pay to learning centers, and any tuition refunds paid by our university partners to students. For the years ended December 31, 2006, 2007 and 2008, the percentage of gross tuition fees paid by our university partners to learning centers was 39%, 40% and 39%, respectively.

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

A significant portion of our revenue is derived from a small number of customers. For the years ended December 31, 2006, 2007 and 2008, 67.3%, 68.2% and 67.3%, respectively, of our net revenue was derived from services to our five largest customers. Our three largest customers, Renmin University of China, China Agricultural University and Dongbei University of Finance and Economics, accounted for 21.1%, 17.3% and 14.0%, respectively, of our net revenue for the year ended December 31, 2007 and 22.1%, 15.2% and 13.3%, respectively, of our net revenue for the year ended December 31, 2008.

Segment Information

We operate through four reporting segments that offer distinct educational services: online degree programs, international curriculum programs, online tutoring and private primary and secondary schools. The international curriculum program segment includes both English language programs and international polytechnic curriculum programs.

The following table sets forth the net revenue for each segment and as a percentage of net revenue for the periods indicated.

	Years ended December 31,
	2006		2007		2008
	RMB	% of net revenue	RMB	% of net revenue	RMB	$	% of net revenue
	(In thousands, except percentages)
Net revenue:
Online degree programs	156,845	73.5%	202,185	76.3%	255,388	37,433	80.4%
International curriculum program	28,428	13.3%	31,434	11.9%	27,607	4,046	8.7%
Online tutoring programs	17,384	8.1%	18,013	6.8%	15,436	2,263	4.8%
Private primary and secondary schools	10,874	5.1%	13,356	5.0%	19,289	2,827	6.1%
Total	213,531	100.0%	264,988	100.0%	317,720	46,569	100.0%

Online degree program revenue.    We generate our online degree program revenue through various collaborative alliances and contractual arrangements with universities in China. We expect that we will continue to earn the substantial majority of our revenue and profits from this segment. Through collaborative alliances and other revenue-sharing arrangements, we provide a comprehensive service platform to our university customers, including academic program development, technology services, enrollment marketing, student support services and finance operations. We currently provide services to 22 universities, nine of which are structured as collaborative alliances (including three additional universities awaiting regulatory approval) and four of which are structured as contractual service arrangements. Our collaborative alliances and service arrangements are based on long-term contracts that generally vary from 15 years to 50 years.

As of December 31, 2008, our university partners had, in the aggregate, approximately 243,000 revenue students.  Our service fees are determined by the agreements we have with each university, as well as the terms of the agreements that each university negotiates annually with the learning centers that provide certain essential services to students for their online degree programs. University online degree programs generally require students to prepay tuition fees for a set number of courses at the outset of their enrollment. The prepaid tuition fees may cover courses to be taken by the students beyond the particular six-month semester in which the fees are paid and may cover courses to be taken over a period of one year or longer. Under our service contracts with the universities, our service fees for each semester are calculated based upon on a share of actual cash tuition received by the university for such semester, including tuition pre-payments for courses to be taken in the future, after deducting certain expenses of the university for such semester, which consist of service fees paid to learning centers as well as any tuition refunds due to students and administrative expenses. We provide technology and support services to our university partners’ online degree programs rather than directly to students. We are not responsible for academic instructional support and its associated costs. As a result, we recognize these service fees as revenue over the course of the relevant six-month academic semester for which we provide services to our university customers rather than over the period the universities provide services and support to their students.

International curriculum programs revenue.    We combine our English language, or FEC program, and our international polytechnic education, or BCIT program, business lines into our international curriculum segment.  Historically, we generated our revenue in this segment through a contractual arrangement with WITT, to provide the FEC program that we offer to secondary schools in China, and a contractual arrangement with BCIT, to provide the BCIT program that we offer to polytechnic colleges in China. We acquired our interest in the FEC program in September 2005 and our interest in the BCIT program in February 2006. We are the exclusive supplier to BCIT for the BCIT programs of selected polytechnic colleges in China approved by BCIT from time to time until January 2020. Our revenue in this segment depends upon the number of schools participating in the international curriculum programs, the fees charged for the programs and the number of students enrolled in the programs During the 2007-2008 academic year, approximately 5,000 students were enrolled, and for the 2008-2009 academic year, approximately 4,000 students were enrolled in the international curriculum programs. Our service fees from the FEC and BCIT programs are received from schools in the fall of each year on the basis of the number of students enrolled in the program at each school for the upcoming academic year and are recognized ratably over the twelve-month period as our services are delivered.

We have significantly reduced our profitability forecast with respect to the international curriculum program due to adverse changes in the government regulatory environment and the resulting early mutual termination of our agreement with WITT.  As a result of these developments, we incurred an impairment charge during the year ended December 31, 2008 of RMB68.2 million ($10.0 million) related to the international curriculum program, of which RMB39.1 million was related to goodwill impairment and RMB29.1 million was related to intangible assets impairment. However, in February 2009 we entered into a partnership agreement with Howe Sound Secondary School, located in School District No. 48 in British Columbia, Canada, which we refer to as the SCC program and, notwithstanding the goodwill and intangible assets impairment charges incurred during the year ended December 31, 2008, management continues to believe in the long-term prospect of the international curriculum program given our belief that we are well positioned to continue distributing and supporting curriculum from established foreign educational institutions and that our English language program has historically been well-received by parents and students due to the high quality of the English language instruction.  We also believe that there is a vast market of students throughout China whose needs for high quality English language instruction are not currently being met by the Chinese public schools.

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

Private primary and secondary schools revenue.    In 2005, we acquired three private primary and secondary schools in medium-sized cities in China: the Anqing Foreign Language School in Anqing, Anhui province, or Anqing School; the Jingzhou School (Southern Campus) in Jingzhou, Hubei province; and the Pingdingshan Bilingual School in Pingdingshan, Henan province, or Pingdingshan School. Two of our schools, Anqing School and Pingdingshan School, are operational. Our revenue from these schools is based on the number of students enrolled and tuition fees charged. The Anqing School had approximately 1,600 students enrolled in the 2007-2008 academic year and approximately 2,500 students for 2008-2009 academic year. The Pingdingshan School had an enrollment of approximately 1,250 students in the 2007-2008 academic year and approximately 1,150 students in the 2008-2009 academic year.

Our operation of the Jingzhou School (Southern Campus) will begin only after we complete the building of a new Southern Campus (we do not own or operate the Northern campus).  As disclosed above, construction of Jingzhou School’s Southern Campus has been delayed, and as a result there is no definite expected enrollment period.  Because of these delays, the total goodwill amount of RMB1.9 million ($0.3 million) for the private primary and secondary school program was impaired in 2008.

The tuition payments for each of our private primary and secondary schools are received in advance on a semester basis, and revenue is recognized ratably over the applicable period as education services are delivered. As is the case with most private schools in China, our tuition rates are subject to review and approval by the pricing authority and education authority is set for a particular entering class of students and remain the same through completion of the students’ studies.

Net Revenue

Our revenue is reported net of business taxes and related surcharges that are levied on our total revenue. Most of our revenue, except from primary and secondary schools, is subject to Chinese business tax at rates of up to 5.5%. Our primary and secondary schools are exempted from business tax. A small percentage of revenue from our online degree program services is subject to value-added taxes. Such value-added tax rebates are granted to us as part of the PRC government’s strategy to encourage high technology development in the PRC and are recorded as a component of revenue when the relevant compliance requirements are met and there are no further obligations or future refunds or reimbursements. We incurred business taxes of RMB6.2 million, RMB7.4 million and RMB11.0 million ($1.6 million) in the years ended December 31, 2006, 2007 and 2008, respectively.

Cost of Revenue

We record cost of revenue separately for each of our operating segments. The following table sets forth our cost of revenue for each segment and as a percentage of our net revenue for the periods indicated.

	Years ended December 31,
	2006		2007		2008
	RMB	% of net revenue	RMB	% of net revenue	RMB	$	% of net revenue
	(In thousands, except percentages)
Cost of revenue:
Online degree programs	51,215	24.0%	58,027	21.9%	76,224	11,172	24.0%
International curriculum programs	17,212	8.1%	23,503	8.9%	19,920	2,920	6.3%
Online tutoring programs	3,452	1.6%	3,875	1.5%	4,017	589	1.3%
Private primary and secondary schools	8,429	3.9%	10,944	4.1%	17,572	2,576	5.5%
Total	80,308	37.6%	96,349	36.4%	117,733	17,257	37.1%

The share-based compensation cost for employees directly engaged in revenue generation is included in our cost of revenue. Those costs were RMB0.5 million in 2006, RMB0.35 million in 2007 and RMB0.5 million ($0.07 million) in 2008, representing 0.6%, 0.4% and 0.4% of our total cost of revenue in each of these periods, respectively.

The amortization of intangible assets acquired through business combinations directly used in revenue generation is included in our cost of revenue. Those costs from the amortization of intangible assets were RMB4.2 million in 2006, RMB4.0 million in 2007, and RMB4.0 million ($0.58 million) in 2008, representing 5.2%, 4.1% and 3.4% of our total cost of revenue in each of these periods, respectively.

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

	Years ended December 31,
	2006		2007		2008
	RMB	% of net revenue	RMB	% of net revenue	RMB	$	% of net revenue
	(In thousands, except percentages)
Operating expenses
General and administrative	48,846	22.9%	76,893	29.0%	86,908	12,738	27.4%
Selling and marketing	12,893	6.0%	14,277	5.4%	29,851	4,375	9.4%
Research and development	14,263	6.7%	21,021	7.9%	26,185	3,838	8.2%
Goodwill impairment	—	—	16,192	6.1%	41,036	6,015	12.9%
Intangible assets impairment	—	—	—	—	29,057	4,259	9.2%
Total	76,002	35.6%	128,383	48.4%	213,037	31,225	67.1%

General and administrative

Our general and administrative expenses consist primarily of employee compensation and benefits, rent, administrative office expenses and depreciation. Our general and administrative expenses also include deferred share-based compensation expense for employees not directly engaged in revenue generation. Our share-based compensation expense included in general and administrative expenses was RMB1.9 million in 2006, RMB3.0 million in 2007 and RMB4.1 million ($0.60 million) in 2008, representing 4.0%, 3.8% and 4.7% of our total general and administrative expenses in these periods, respectively.  We expect that our overall general and administrative expenses will increase due to the continued expansion of our business and the various additional legal, accounting and other requirements that are applicable to us as a public company listed in the United States.

Selling and marketing

Our selling and marketing expenses consist primarily of employee compensation and benefits, advertising, industry conferences and travel. Other significant components include marketing activities and research, consulting fees and costs of maintaining sales and distribution offices.

Our selling and marketing expenses include the share-based compensation expense for employees working in sales and marketing. Our share-based compensation expense included in selling and marketing expenses was RMB0.2 million, RMB0.2 million and RMB0.5 million ($0.07 million) in each of the years ended December 31, 2006, 2007 and 2008, respectively, representing 1.6%, 1.6% and 1.7% of our total selling and marketing expenses in these periods, respectively.

Our selling and marketing expenses also include the amortization of intangible assets acquired through business combinations, which benefited our sales and marketing efforts. Those costs were RMB3.3 million in 2006, RMB3.3 million in 2007, and RMB3.3 million ($0.48 million) in 2008, representing 25.4%, 23.0% and 10.9% of our total selling and marketing expenses in each of these periods, respectively.

Research and development

Our research and development expenses consist primarily of employee compensation and benefits and other personnel-related costs associated with development of new or enhanced technologies, products and services. Our research and development expenses also include share-based compensation expense for employees working in research and development. In 2006, 2007 and 2008, our research and development expenses largely have related to our online degree programs. We expense all research and development costs when incurred.

Our share-based compensation expenses included in research and development were RMB0.1 million, RMB0.1 million, and RMB0.2 million ($0.03 million) in the years ended December 31, 2006, 2007 and 2008, respectively. These amounts represent less than 1% of our total research and development expenses in each of these periods.

Goodwill impairment and intangible assets impairment

In fiscal year 2008, we recorded total goodwill and intangible assets impairment charges of RMB70.1 million ($10.3 million) compared to RMB nil in 2006 and RMB16.2 million related to goodwill impairment in 2007.  Of the RMB70.1 million ($10.3 million) impairment recorded in 2008, RMB41.0 million ($6.0 million) related to goodwill impairment and RMB29.1 million ($4.3 million) related to intangible assets impairment.

Goodwill impairment.    We did not record any goodwill impairment losses in the year ended December 31, 2006.  Based on annual goodwill impairment assessments performed by management as of December 31, 2007 and 2008, we recorded goodwill impairment losses of RMB16.2 million and RMB41.0 million for the years ended December 31, 2007 and 2008, respectively. The goodwill impairment charge for the year ended December 31, 2007 was due to management’s significantly reduced profit forecast for our FEC program, which is a component of our international curriculum program.  Of the RMB41.0 goodwill impairment loss for the year ended December 31, 2008, RMB39.1 was related to our international curriculum program, for which management significantly reduced its profitability forecast due to adverse changes in the PRC government regulatory environment and the resulting early mutual termination of our agreement with WITT. The remaining goodwill impairment charge of RMB1.9 million  ($0.3 million) for the year ended December 31, 2008, which was taken in the fourth quarter, related to a goodwill impairment charge for our private primary and secondary school program, primarily due to management’s assessment that construction of Jingzhou School’s South campus would be further delayed, and as a result there is no definite expected enrollment period.

Intangible assets impairment.   No impairment of intangible assets was recorded in fiscal years 2006 or 2007. For fiscal year 2008, we recorded an impairment loss of intangible assets of RMB29.1 ($4.3 million).  The intangible assets impairment loss for the year ended December 31, 2008 was also related to our international curriculum program, for which we have significantly reduced our profitability forecast due to the adverse changes in the PRC government regulatory environment and the resulting mutual termination of our agreement with WITT.

Despite the goodwill and intangible assets impairment charges related to our international curriculum program, management continues to believe in the long-term prospects of the program, given our belief that we are well positioned to continue distributing and supporting curriculum from established foreign educational institutions and that our English language program has historically been well-received by parents and students due to the high quality of the English language instruction.  We also believe that there is a vast market of students throughout China whose needs for high quality English language instruction are not currently being met by the Chinese public schools.

Share-Based Compensation Expenses

We grant share options to our employees, officers and directors. Prior to January 1, 2006, we accounted for employee share-based compensation in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or APB Opinion 25, and its related interpretations which required us to record a compensation charge for the excess of the fair value for the share at the grant date over the amount an employee must pay to acquire the share. The compensation expense is recognized on a straight-line basis over the applicable service period, which is usually the vesting period.

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

For share-based compensation awards that were granted prior to January 1, 2006 that are not yet vested and continue to be reported under APB Opinion 25, the following is our pro forma net income that would have been reported if such awards were accounted for under SFAS No. 123R:

	Years ended December 31,
	2006	2007	2008
	RMB	RMB	RMB	$
	(In thousands)
Net income (loss), as reported	25,539	2,487	(43,019)	(6,306)
Add: Share-based compensation as reported	2,711	3,643	5,231	767
Less: Share-based compensation determined using the fair value method	7,355	7,108	5,686	833
Pro forma net income (loss) attributable to ordinary shareholders	20,895	(978)	(43,474)	(6,372)

We had share-based compensation expenses of RMB2.7 million, RMB3.6 million and RMB5.2 million ($0.8 million) for the years ended December 31, 2006, 2007 and 2008, respectively. At December 31, 2008, our unrecognized share-based compensation costs totaled RMB9.1 million ($1.33 million), which is expected to be recognized over a weighted average vesting period of 1.87 years.

Our share-based compensation charges have been allocated to cost of revenue, general and administrative, selling and marketing and research and development expenses in line with the nature of the service rendered by the employee who received the benefit.

The allocation of share-based compensation expenses is listed in the table below:

	Years ended December 31,
	2006		2007		2008
	RMB	% of net revenue	RMB	% of net revenue	RMB	$	% of net revenue
	(In thousands, except percentages)
Share-based compensation expenses:
Cost of revenue	468	0.2%	346	0.1%	474	70	0.15%
General and administrative	1,942	0.9%	2,960	1.1%	4,073	597	1.28%
Selling and marketing	205	0.2%	222	0.08%	506	74	0.16%
Research and development	96	—	115	0.04%	178	26	0.06%
Total	2,711	1.3%	3,643	1.3%	5,231	767	1.65%

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gain. In addition, upon payments of dividends by us to our shareholders, no Cayman Islands withholding tax will be imposed.

PRC

Our subsidiaries and variable interest entities incorporated in the PRC are governed by the EIT Law, which went into effect on January 1, 2008.  Prior to January 1, 2008, the statutory income tax rate was 33%. Effective January 1, 2008, the EIT Law now imposes a unified income tax rate of 25% on all domestic enterprises and FIEs, except for entities that enjoy a tax holiday or preferential tax treatment.

The EIT Law permits companies to continue to enjoy their existing preferential tax treatment until those treatments expire in accordance with their current terms. Under the EIT Law, “high and new technology enterprises” specially supported by the Chinese government continue to enjoy a reduced national enterprise tax rate of 15%.  Pursuant to Circular 172, which was issued on April 14, 2008, in order for applicant enterprises to be classified as “high and new technology enterprises strongly supported by the State” certain requirements must be met, such as ownership of the core intellectual property, products or services within “State-Encouraged High Technology Areas.”

From January 1, 2008, seven of our Chinese subsidiaries and variable interest entities have been re-approved and classified as “high and new technology enterprises” and, therefore, enjoy a preferential income tax rate of 15%. Each approval is valid for three years, meaning that each classified entity will enjoy the preferential income tax rate of 15% through 2010. As described in the table below, four of these subsidiaries, Hongcheng Liye, Hongcheng Education, Gotop Hongcheng and Beiyuda, will continue to enjoy full exemptions for 3 years starting from the commencement of their respective tax holidays, followed by a 50% reduction for the next 3 years, according to the previous treatment and transition rules.  The remaining three subsidiaries, CMR WEB, Zhongcai and ZhongNongda Network, are also subject to a preferential income tax rate of 15%.

	PRC	Concession from	Year of
	statutory income	Chinese statutory	commencement
PRC entity	tax rate (%)	income tax	of tax holiday

Hongcheng Liye	15	Full exemption for 3 years	2003
		starting from the commencement
		of tax holiday followed by a 50%
		reduction for the next 3 years thereafter

Hongcheng Education	15	Full exemption for 3 years	2005
		starting from the commencement
		of tax holiday followed by a 50%
		reduction for the next 3 years thereafter

Gotop Hongcheng	15	Full exemption for 3 years	2006
		starting from the commencement
		of tax holiday followed by a 50%
		reduction for the next 3 years thereafter

Beiyuda	15	Full exemption for 3 years	2006
		starting from the commencement
		of tax holiday followed by a 50%
		reduction for the next 3 years thereafter

These seven subsidiaries have used the reduced applicable tax rate in calculations of deferred tax balances related to the acquired intangible assets for the foreseeable future. While the certificates granted to these entities are valid for three years, we believe we will be able to successfully reapply for renewal of them as we believe these entities continue to meet the published criteria.

In addition, one of the company’s majority owned subsidiaries, Chongda, qualified as a “software enterprise” and was granted a two-year income tax exemption by the relevant tax authorities for 2006 and 2007, followed by a 50% reduction in tax rates for 2008, 2009 and 2010.

The procedures for obtaining classification as “high and new technology enterprises” are very complicated and time consuming, and the standards for classification as a “high and new technology enterprise” are not easy to achieve.  We cannot assure you that any more of our other subsidiaries or affiliated entities that previously enjoyed preferential tax rates will be approved as “high and new technology enterprises” entitled to preferential tax treatment. We also cannot assure you that our entities currently classified as “high and new technology enterprises” will continue to be classified as such after the expiration of the initial three year period. Preferential tax treatments granted to our Chinese entities by Chinese governmental authorities are subject to review and may be adjusted or revoked at any time. If our subsidiaries and affiliated entities fail to maintain their preferential tax treatments, they will be subject to the 25% unified enterprise income tax rate.

The amount of income tax payable by our Chinese subsidiaries in the future will depend on various factors, including, among other things, their results of operations and taxable income, and the statutory tax rate. Our effective tax rate depends in part on the extent of each of our subsidiaries’ relative contribution to our consolidated taxable income. As our business expands, we may establish new entities from time to time that, depending on applicable law, may be entitled to certain tax incentives, including reduced tax rates. We intend to continue to explore opportunities to take advantage of available tax incentives. In addition, the expiration of our remaining tax exemptions and recognition of more share-based compensation expense in the future will cause our effective tax rate to increase, since share-based compensation is not deductible for Chinese tax purposes.

We have net operating loss carryforwards of RMB12.5 million from our PRC subsidiaries for the year ended December 31, 2008 that will expire on various dates between December 31, 2009 and December 31, 2013. As of December 31, 2008, a valuation allowance of RMB2.5 million was provided against deferred tax assets arising from net operating loss carryforwards of certain of our PRC subsidiaries and variable interest entities due to our determination that it is more likely than not that these deferred tax assets related to the respective entities will not be realized.  Adjustments will be made to the valuation allowance if events occur in the future that indicate changes in the amount of deferred tax assets that may be realized. We operate through multiple subsidiaries and variable interest entities and the valuation allowances are considered separately for each subsidiary and variable interest entity.  We do not file consolidated tax returns, and, therefore, losses and deferred taxes from one subsidiary or variable interest entity may not be used to offset another subsidiary’s or variable interest entity’s earnings or deferred taxes. To the extent permitted by Chinese tax rules, we will seek to undertake further reorganizations or transactions among our subsidiaries and Chinese affiliated entities or with third parties to utilize some or all of these tax loss carryforwards before they expire, or qualify for additional tax benefits, but there is no assurance we will be able to do so.

In addition, under PRC tax laws in effect prior to January 1, 2008, dividends paid to foreign investors by FIEs, such as dividends paid to overseas holding companies by PRC subsidiaries, were exempt from PRC withholding tax.  Under the EIT Law, which became effective on January 1, 2008, and its implementation rules, dividends declared on earnings generated after January 1, 2008 and payable by a FIE in China to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where we are incorporated, does not have a tax treaty with China.  Pursuant to additional guidance released by the Chinese government on April 22, 2009, we do not believe that our legal entities organized outside China should be characterized as China tax residents for EIT Law purposes. If we are required to pay a 10% withholding tax for dividends we receive from our subsidiaries, it will materially and adversely affect our financial condition and results of operations.

Furthermore, the EIT Law includes a provision specifying that legal entities organized outside of China will be considered residents for Chinese income tax purposes if their place of effective management or control is within China.  If legal entities organized outside of China were considered residents for Chinese income tax purpose, they would become subject to the EIT Law on their worldwide income.  This would cause income earned by such legal entities organized outside of China to be subject to China’s 25% EIT.  The EIT Law’s implementation rules provide that non-resident legal entities will be considered China residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. reside within China.  Pursuant to additional guidance released by the Chinese government on April 22, 2009, management does not believe that the legal entities organized outside of China should be characterized as China tax residents for EIT Law purposes. It remains unclear, however, how tax authorities will determine tax residency based on the facts of each case. For the year ended December 31, 2008, our calculation of income taxes generally reflects our status as a non-China tax resident company. If the Chinese tax authorities determine that we are a Chinese “resident enterprise” after the effective date of the new tax law, we will be subject to Chinese income tax at the rate of 25% on our worldwide income, and our results of operations would be adversely affected.

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

Revenue Recognition

Our revenue is principally derived from four primary sources: (i) the provision of bundled online education technical and consulting services; (ii) the provision of traditional classroom education services; (iii) the provision of online tutoring services; and (iv) the licensing of online education technology platform and courseware for online education purposes. Revenue is recognized when earned and is reported net of business taxes which totaled RMB6.2 million, RMB7.4 million and RMB11.0 million ($1.6 million) for the years ended December 31, 2006, 2007 and 2008, respectively.

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

Traditional classroom education services

We operate a number of private primary and secondary schools, market and support international post-secondary and English language curriculum programs to established learning institutions. Fees from private primary and secondary schools operations are initially recorded as deferred revenue at the time the students register for their classes and we receive payments. Students must register and pay for their classes at the beginning of each semester. Revenue is recognized ratably over the service period, which is six months for each school semester, as the education services are delivered. If a student withdraws from a class, any collected but unearned portion of the fee is recognized at that time unless the student is entitled to a refund under limited circumstances.

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

Licensing of online education technology platform and courseware

We license our online education technology platform and courseware to universities and other education companies and also provide post contract customer support, or PCS, which includes telephone support and unspecified upgrades on a when-

and-if available basis. We recognize revenue from licensing of online education technology platform and courseware when persuasive evidence of an agreement exists, delivery of the services has occurred, the fee is fixed or determinable, and collectability is probable. As we do not have vendor-specific objective evidence to establish the fair values of the undelivered elements, we recognize revenue from the licensing of online education technology platform and courseware over the PCS period, which is typically 12 months.

Revenue from the online education technical and consulting services and the licensing of online education technology network platform and courseware also includes the rebate of value-added taxes.  Such value-added tax rebates are granted to us as part of the PRC government’s strategy to encourage high technology development in the PRC and are recorded as a component of revenue when the relevant compliance requirements are met, and there are no further obligations or future refunds or reimbursements. Rebates granted to us during 2006, 2007 and 2008 were RMB1.7 million, RMB2.4 million and RMB9.9 million, respectively.

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

Income Taxes

We account for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes, with the required disclosures as described in Note 14 to our consolidated financial statements. Accordingly, our deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carryforwards, and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. As of December 31, 2006, 2007 and 2008, valuation allowances recognized were RMB0.7 million, RMB0.4 million and RMB2.5 million, respectively. Valuation allowances were provided for because it was more likely than not that we would not be able to utilize certain tax loss carryforwards generated by our subsidiaries and consolidated variable interest entities before expiration. As of December 31, 2006, 2007 and 2008, we have recorded deferred tax assets, net of valuation allowances, of RMB7.4 million, RMB10.9 million and RMB6.1 million, respectively.  We do not believe any further valuation allowances to reduce our net deferred tax assets are necessary as we currently anticipate future taxable profits that will allow us to fully utilize our net deferred tax assets in the foreseeable future. If a future event not currently contemplated were to occur and prevent us from realizing all or part of our net deferred tax assets in the future, an adjustment to the valuation allowance will decrease our net income when those events occur.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (“FIN 48”), which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  As a result of our adoption of FIN 48 on January 1, 2007, the accumulated unrecognized tax benefits were RMB4.3 million and RMB5.5 million as of December 31, 2007 and 2008, respectively.  We recognized RMB3.7 million accumulated impact of unrecognized tax benefit to accumulated deficits as of January 1, 2007. We has adopted the accounting policy that interest recognized in accordance with paragraph 15 of FIN48 and penalties recognized in accordance with paragraph 16 of FIN 48 are classified as part of its income taxes.  RMB269 interest and RMB nil penalties were recognized in the consolidated financial statements for the year the ended December 31, 2008.

Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of carrying amount over tax basis, including those differences attributable to a more than 50% interest in a domestic subsidiary.  However, recognition is not required in situations where the tax law provides a means by which reported amounts of such interest investment can be recovered tax-free and the enterprise expects that it will ultimately use that means.  We have not recorded any such deferred tax liability attributable to the financial interest in its variable interest entities because the variable interest entities were in an accumulated loss position as of December 31, 2008.

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

The fair value of the option award was estimated on the date of grant or the date of modification using the Black-Scholes option pricing model that uses assumptions, including fair value of the ordinary shares underlying to the options, risk free interest rate, expected life, expected dividend yield and expected volatility. The Black-Scholes model is one of the most commonly used models that meet the criteria required by SFAS No. 123R in estimating fair value of employee share options.

We have historically used the following assumptions:

	2006	2007	2008

Option granted to employees:
Weighted average risk-free interest rate	4.68%	4.45%	2.62%
Weighted average expected option life (years)	4.8	5.0	6
Weighted average volatility rate	47.6%	44.1%	46.6%
Weighted average dividend yield	—	—	—

(a)  Volatility

The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of our ordinary shares and listed shares of comparable companies over a period similar to the expected term of the options. Most of the options were granted prior to our IPO or during the year ended December 31, 2007 when we had limited historical data on the price of our publicly traded shares. Therefore we did not have sufficient company specific information regarding the volatility of our share price on which to base an estimate of expected volatility. As such, we based our estimate of expected volatility on the historical volatility of comparable entities whose share prices are publicly available.

Since our IPO in December 2007, we have had slightly less than one and a half years of historical market price data for our ADSs, the historical share price data of our ADSs was limited. The average historical volatility of the market price of our ADSs over the period from December 2007 to May 31, 2009 was 58.5%. For future grants, we will consider all relevant information in determining an appropriate volatility assumption.

(b) Risk-free interest rate

Risk-free interest rate was estimated based on the yield, as of the grant date, to maturity of treasury bonds of the United States with a maturity period close to the expected term of the options.

(c) Expected term

As we did not have sufficient historical data on the exercise of share options, we estimated the expected term with reference to the average between the weighted average vesting period of the options and the contractual term. Of the 9,892,800 options outstanding as of December 31, 2008, 8,660,500 options were granted prior to the IPO, representing 87.5% of the total. We did not believe we had sufficient historical information as at grant date of the options to make a refined estimate of expected term. Therefore, we used the simplified method explained in Staff Accounting Bulletin No.107 to estimate the expected life as the simple average of the vesting term and the contractual term. In the future, should more detailed information be available to us, we would consider adoption a different method of estimating expected term.

(d) Dividend yield

We assumed a zero dividend yield based on our expected dividend policy over the expected term of the options.  We anticipate growing our business with internally generated cash and do not expect to pay dividends in the foreseeable future, nor have we paid any dividends to date.

(e) Exercise price

The exercise price of the options was determined by our board of directors.

(f) Fair value of underlying ordinary shares

When estimating the fair value of the ordinary shares on the grant dates before the IPO, we considered a number of factors, including the results of our equity transactions, while taking into account standard valuation methods and the achievement of certain events.  After the IPO, we used the closing market price of our ADSs as of the grant date as the fair value of the underlying ordinary shares on that date.

As of December 31, 2008, there were options outstanding for the purchase of 9,892,800 ordinary shares and options for the purchase of 565,685 ordinary shares available for future grant under our equity incentive plan. The share-based compensation expenses arising from the options we have granted is being recognized over the applicable vesting period, which typically is three years.

Our share-based compensation expenses have been allocated to cost of revenue, general and administrative, selling and marketing and research and development expenses in line with the nature of the services rendered by the employee who received the benefit.

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

The fair values of the reporting units were established using a combination of market approach and income approach valuation methodologies.  The discounted cash flows for each reporting unit were based on discrete five year financial forecasts developed by management for planning purposes.  Cash flows beyond the discrete five year forecast were estimated using a terminal value calculation, which incorporated historical and forecasted financial trends for each reporting unit and considered long-term earnings growth rates for publicly traded peer companies.  Specifically, the income approach valuations included reporting unit cash flow discount rate at approximately 24%, 20% and 23.5%, and a terminal value growth rate at 3% for the international curriculum program, online degree and online tutoring, respectively.  Publicly available information regarding the our market capitalization was also considered in assessing the reasonableness of the cumulative fair values of the reporting units estimated using the discounted cash flow methodology.

We amortize intangible assets (other than trade names, which are discussed below) over their respective individual estimated useful lives in proportion to the economic benefits consumed in each period. Our estimates of the useful lives of identified intangible assets are based on a number of factors, including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future undiscounted cash flows from the asset. We determined that our trade names do not have determinable useful lives. Consequently, the carrying amounts of trade names are not amortized but are tested for impairment annually or more frequently if events or circumstances indicate that the asset may be impaired.

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

In the fiscal year 2008, we recognized total goodwill and intangible assets impairment charges of RMB70.1 million ($10.3 million).  Of this amount, RMB68.2 million ($10.0 million) of impairment loss was related to the international curriculum program, which management has significantly reduced profitability forecast due to adverse change in government regulatory environment.  Despite the goodwill and intangible assets impairment charges, management continues to believe in the long-term prospects of the program.  The total goodwill impairment charge of RMB1.9 million ($0.3 million) for the private primary and secondary school program was taken in the fourth quarter of 2008, and is primarily due to management’s assessment that construction of Jingzhou School’s South campus will be further delayed, and as a result there is no definite expected enrollment period.

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

Results of Operations

The following table sets forth selected data from our consolidated statements of operations for the periods indicated.

	Years ended December 31,
	2006		2007		2008
	RMB	% of net revenue	RMB	% of net revenue	RMB	$	% of net revenue
	(In thousands, except for percentages)
Net revenue:
Online degree programs	156,845	73.5%	202,185	76.3%	255,388	37,433	80.4%
International curriculum programs	28,428	13.3%	31,434	11.9%	27,607	4,046	8.7%
Online tutoring programs	17,384	8.1%	18,013	6.8%	15,436	2,263	4.8%
Private primary and secondary schools	10,874	5.1%	13,356	5.0%	19,289	2,827	6.1%
Total net revenue	213,531	100.0%	264,988	100.0%	317,720	46,569	100%
Cost of revenue:
Online degree programs	51,215	24.0%	58,027	21.9%	76,224	11,172	24.0%
International curriculum programs	17,212	8.1%	23,503	8.9%	19,920	2,920	6.3%
Online tutoring programs	3,452	1.6%	3,875	1.5%	4,017	589	1.3%
Private primary and secondary schools	8,429	3.9%	10,944	4.1%	17,572	2,576	5.5%
Total cost of revenue	80,308	37.6%	96,349	36.4%	117,733	17,257	37.1%
Gross profit:
Online degree programs	105,630	49.5%	144,158	54.4%	179,164	26,261	56.4%
International curriculum programs	11,216	5.3%	7,931	3.0%	7,687	1,126	2.4%
Online tutoring programs	13,932	6.5%	14,138	5.3%	11,419	1,674	3.6%
Private primary and secondary schools	2,445	1.1%	2,412	0.9%	1,717	251	0.5%
Total gross profit	133,223	62.4%	168,639	63.6%	199,987	29,312	62.9%
Gross profit margin:
Online degree programs	67.3%	—	71.3%	—	70.2%	70.2%	—
International curriculum programs	39.5%	—	25.2%	—	27.8%	27.8%	—
Online tutoring programs	80.1%	—	78.5%	—	74%	74%	—
Private primary and secondary schools	22.5%	—	18.1%	—	8.9%	8.9%	—
Total gross profit margin	62.4%	—	63.6%	—	62.9%	62.9%	—
Operating expenses:
General and administrative	48,846	22.9%	76,893	29.0%	86,908	12,738	27.4%
Selling and marketing	12,893	6.0%	14,277	5.4%	29,851	4,375	9.4%
Research and development	14,263	6.7%	21,021	7.9%	26,185	3,838	8.2%
Goodwill impairment	—	—	16,192	6.1%	41,036	6,015	12.9%
Intangible assets impairment	—	—	—	—	29,057	4,259	9.2%
Total operating expenses	76,002	35.6%	128,383	48.4%	213,037	31,225	67.1%
Income (loss) from operations	57,221	26.8%	40,256	15.2%	(13,050)	(1,913)	(4.2)%
Operating margin	26.8%	—	15.2%	—	(4.1)%	(4.1)%
Other income	—	—	394	0.1%	562	82	0.2%
Interest income	1,172	0.5%	4,118	1.6%	10,652	1,561	3.4%
Interest expense	(2,279)	(1.1)%	(2,130)	(0.8)%	(1,298)	(190)	(0.4)%
Income (loss) before income tax provisions and minority interest	56,114	26.2%	42,638	16.1%	(3,134)	(460)	(1.0)%
Income tax provisions	6,994	3.3%	15,003	5.7%	3,473	509	1.1%
Minority interest, net of taxes	(23,581)	(11.0)%	(25,148)	(9.5)%	(36,412)	(5,337)	(11.5)%
Net income (loss)	25,539	12.0%	2,487	0.9%	(43,019)	(6,306)	(13.4)%

Year ended December 31, 2008 compared to the year ended December 31, 2007

Net Revenue. Our total net revenue for the fiscal year ended December 31, 2008 was RMB317.7 million ($46.6 million), representing a 19.9% increase, compared to RMB265.0 million for the fiscal year ended December 31, 2007.

Online degree programs. Net revenue from online degree programs for the fiscal year 2008 was RMB255.4 million ($37.4 million), representing a 26.3% increase from RMB202.2 million for the fiscal year 2007.  This increase was attributable primarily to the solid enrollment growth at our university partners’ online degree programs in fiscal year 2008 as compared to fiscal year 2007.  In the aggregate, our university partners had approximately 243,000 revenue students during fiscal year 2008, representing a 27% increase from approximately 192,000 revenue students in fiscal year 2007.

International curriculum programs.    Net revenue from our international curriculum programs decreased approximately 12.2% from RMB31.4 million for the year ended December 31, 2007 to RMB27.6 million ($4.0 million) for the same period in 2008. This decrease was mainly attributable to the decrease in student enrollment resulting from the shrinkage of our operations in this business line in fiscal year 2008 as compared to fiscal year 2007 due to adverse changes in the governmental regulatory environment and the related termination of our agreement with WITT. Students participating in the BCIT program decreased slightly from 1,026 for the year ended December 31, 2007 to 1,022 for the year ended December 31, 2008, while students participating in our FEC program decreased from 4,014 for the year ended December 31, 2007 to 2,941 for the same period in 2008.

Private primary and secondary schools.    Net revenue for this business line increased approximately 44.4% from RMB13.4 million for the year ended December 31, 2007 to RMB19.3 million ($2.8 million) for the same period in 2008.  This was primarily due to a 14.3% increase in enrollments at our Anqing School for the 2007-2008 academic year and a 56.2% increase in enrollments at our Anqing School for the 2008-2009 academic year.

Online tutoring.    Net revenue from our online tutoring business decreased approximately 14.3% from RMB18.0 million for the year ended December 31, 2007 to RMB15.4 million ($2.3 million) for the year ended December 31, 2008. The decrease was mostly attributable to a change in distribution channels, which resulted in short-term negative impact on net revenue.

Cost of Revenue. Total cost of revenue for fiscal year 2008 was RMB117.7 million ($17.3 million), representing a 22.2% increase from RMB96.3 million for fiscal year 2007. Cost of revenue as a percentage of net revenue increased to 37.1% in 2008 from 36.4% in 2007, primarily due to an increase in cost of revenue for the expansion of our learning centers, new courseware development and hardware upgrades in 2008 as compared to 2007. The increase in cost of revenue is discussed below.

Online degree programs. The cost of revenue from our online degree programs for fiscal year 2008 was RMB76.2 million ($11.2 million), representing a 31.4% increase from RMB58.0 million in fiscal year 2007.  The increase was attributable primarily to the following factors:

•                      Enrollment growth: In fiscal year 2008, the number of revenue students enrolled in our university partners’ online degree programs increased by 27% to approximately 243,000 from approximately 192,000 revenue students in fiscal year 2007, which resulted in an increase in recruiting-related expenses.

•                      Learning center operation: In 2008, we significantly expanded our learning center network, increasing the number of learning centers from one operational learning center at the end of 2007 to 37 as of fiscal year end 2008.  As a result of this significant expansion, cost of revenue related to learning centers operations was approximately RMB3.5 million for fiscal year 2008, while cost of revenue related to our learning centers operations was insignificant in 2007.

•                      Courseware development and technology upgrade: We invested in new courseware development and hardware upgrades at our collaborative alliances in the fourth quarter of 2008 and in connection therewith recorded approximately RMB3.2 million in increased cost of revenue.

•                      Non-degree online education: In the second half of 2008, one of our university collaborative alliances incurred approximately RMB1.0 million in cost of revenue related to developing post secondary online education opportunities in the non-degree education market.

International curriculum programs.    Our cost of revenue for our international curriculum programs decreased approximately 15.2% from RMB23.5 million in the year ended December 31, 2007 to RMB19.9 million ($2.9 million) for the same period in 2008. This decrease was primarily attributable to the decrease in the related operational costs associated with the decrease in student enrollment.

Online tutoring programs.    Our cost of revenue for our online tutoring program increased approximately 3.7% from RMB3.9 million in the year ended December 31, 2007 to RMB4.0 million ($0.6 million) in the year ended December 31, 2008. This slight increase was the result of new product development costs incurred during the year ended December 31, 2008.

Private primary and secondary schools.    Our cost of revenue for our private primary and secondary schools increased approximately 60.6% from RMB10.9 million for the year ended December 31, 2007 to RMB17.6 million ($2.6 million) for the same period in 2008. This was mostly attributable to the completion Phase I construction at the Anqing School’s new campus, which resulted in increased faculty and facility costs, and depreciation of property and equipment as we commenced enrollment at the Anqing School’s new campus.

Gross Profit and Gross Margin. Gross profit increased by 18.6% to RMB200.0 million ($29.3 million) in 2008 from RMB168.6 million in 2007. Our gross margin decreased slightly to 62.9% in 2008 from 63.6% in 2007.

Operating Expenses. Total operating expenses for the fiscal year 2008 were RMB213.0 million ($31.2 million), representing a 65.9% increase from RMB128.4 million for fiscal year 2007. Operating expenses, as a percentage of net revenue, increased to 67.1% in 2008 from 48.4% in 2007. This increase was attributable primarily to the factors discussed below:

General and administrative expenses. General and administrative expenses for the fiscal year 2008 were RMB86.9 million ($12.7 million), representing a 13.0% increase from RMB76.9 million for fiscal year 2007.  Our general and administrative expenses, as a percentage of net revenue, decreased to 27.4% in 2008 from 29.0% in 2007. The overall increase was primarily due to expenses associated with being a new U.S. publicly listed company.  In particular, in 2008 we incurred an increase of approximately RMB6.0 million in professional fees paid to auditors, lawyers, consultants assisting in compliance with the Sarbanes-Oxley Act, and other third-party service providers that provide advice and guidance regarding compliance with the regulatory requirements of a publicly listed company.

Selling and marketing expenses. Selling and marketing expenses for the fiscal year 2008 were RMB29.9 million ($4.4 million) as compared to RMB14.3 million for the fiscal year 2007.  Our selling and marketing expenses, as a percentage of net revenue, increased to 9.4% in 2008 from 5.4% in 2007.  The increase is attributable primarily to the following factors:

•                  Learning center network expansion: We recorded approximately RMB8.4 million in selling and marketing expenses in connection with the expansion of, and related marketing expenses related to, our learning center network in fiscal year 2008.  Selling and marketing expenses related to our learning centers were insignificant in 2007.

•                  Online tutoring program: We incurred an additional RMB3.6 million in selling and marketing expenses for our online tutoring program during fiscal year 2008.

•                  Non-degree online education: One of our university collaborative alliances incurred approximately RMB1.1 million in selling and marketing related expenses during fiscal year 2008 due to promoting post secondary online education opportunities in the non-degree education market.

Research and development. Research and development expenses for the fiscal year 2008 were RMB26.2 million ($3.8 million), representing a 24.6% increase from RMB21.0 million for the fiscal year 2007. Our research and development expenses, as a percentage of net revenue, increased to 8.2% in 2008 from 7.9% in 2007. This increase was attributable primarily to technology platform upgrade and reconfiguration activities in some of our collaborative alliances in order to further enhance and support our online degree programs.

Goodwill impairment and intangible assets impairment. In fiscal year 2008, we recorded total goodwill and intangible assets impairment charges of RMB70.1 million ($10.3 million) compared to RMB16.2 million related solely to goodwill impairment in 2007.  Of the RMB70.1 million ($10.3 million) impairment recorded in 2008, RMB41.0 million ($6.0 million) related to goodwill impairment and RMB29.1 million ($4.3 million) related to intangible assets impairment. Goodwill and intangible assets impairment, as a percentage of net revenue, increased to 22.1% in 2008 from 6.1% in 2007.

Goodwill impairment.    Based on management’s annual goodwill impairment assessments performed as of December 31, 2007 and 2008, we recorded goodwill impairment losses of RMB16.2 million and RMB41.0 million for the years ended December 31, 2007 and 2008, respectively. The goodwill impairment charge for the year ended December 31, 2007 was due to management’s significantly reduced profit forecast for our FEC program, which is a component of our international curriculum program.  Of the RMB41.0 goodwill impairment loss for the year ended December 31, 2008, RMB39.1 was related to our international curriculum program, for which management significantly reduced its profitability forecast due to adverse changes in the PRC government regulatory environment and the resulting early mutual termination of our agreement with WITT. The remaining goodwill impairment charge of RMB1.9 million ($0.3 million) for the year ended December 31, 2008, which was taken in the fourth quarter, related to a total goodwill impairment charge for our private primary and secondary school program, primarily due to management’s assessment that construction of Jingzhou School’s South campus would be further delayed, and as a result there is no definite expected enrollment period.

Intangible assets impairment.   No impairment of intangible assets was recorded in fiscal years 2006 or 2007. For fiscal year 2008, we recorded an impairment loss of intangible assets of RMB29.1 ($4.3 million).  The intangible assets impairment loss for the year ended December 31, 2008 was also related to our international curriculum program, for which we have significantly reduced our profitability forecast due to the adverse changes in the PRC government regulatory environment and the resulting mutual termination of our agreement with WITT.

Despite the goodwill and intangible assets impairment charges related to our international curriculum program, management continues to believe in the long-term prospects of the program.

Income (loss) from operations. Loss from operations for fiscal year 2008 was RMB13.1 million ($1.9 million) as compared to income from operations of RMB40.3 million for the fiscal year 2007. The resulting loss from operations during fiscal the year ended 2008 versus 2007 is attributable to the factors discussed above regarding the overall increases in our cost of revenue and operating expenses, in particular the impairment losses recorded.

Interest income.   Interest income increased by 158.7% to RMB10.7 million ($1.6 million) in the fiscal year 2008, as compared to RMB4.1 million in the fiscal year 2007. This increase was attributable primarily to the interest income earned on the net proceeds from our IPO completed in December 2007.

Income tax provision  Income tax expense for the fiscal year 2008 was RMB3.5 million ($0.5 million), representing a significant decrease from RMB15.0 million for the fiscal year 2007. This was attributable primarily to the fact that, in the fourth quarter of 2008, seven of our subsidiaries and affiliate companies applied and qualified for the “high and new technology enterprise” status under the EIT Law, which came into effect on January 1, 2008.  Under the new tax regulation, the statutory tax rate for all enterprises in China is 25%, except for enterprises who have obtained the newly implemented “new and high technology enterprise” status. As a result of their qualification as “high and new technology enterprises”, these seven subsidiaries received certain tax exemptions and a preferential statutory tax rate of 15%, which resulted in a decrease in our deferred tax liabilities. In addition, as a result of the intangible assets impairment loss from our international curriculum programs, the related deferred tax liabilities recorded were reversed, which reduced our income tax expense for the fiscal year ended 2008.

Minority interest, net of taxes.  Minority interest was RMB36.4 million ($5.3 million) in the fiscal year 2008, representing a 44.8% increase, as compared to RMB25.1 million in the corresponding period in 2007, which was primarily attributable to the increased profitability of our collaborative alliances.

Net income (loss).    As a result of the above factors, most notably the goodwill and intangible assets impairment charges, we had a net loss of RMB43.0 million ($6.3 million) in 2008 compared to net income of RMB2.5 million in 2007.

Year ended December 31, 2007 compared to the year ended December 31, 2006

Net Revenue.    Our net revenue increased 24.1% from RMB213.5 million for the year ended December 31, 2006 to RMB265.0 million for the year ended December 31, 2007.

Online degree programs.    Our net revenue from online degree programs increased 28.9% from RMB156.8 million for the year ended December 31, 2006 to RMB202.2 million for the year ended December 31, 2007. This increase was mainly attributable to following factors:

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

•                  A non-recurring RMB8.4 million compensation by our university partners during the fourth quarter for the over spending by the online education colleges, which in turn reduced the tuition fees payable to us during the previous years.

International curriculum programs.    Net revenue from our international curriculum programs increased approximately 10.6% from RMB28.4 million for the year ended December 31, 2006 to RMB31.4 million for the same period in 2007. This increase was mainly attributable to the increase in student enrollment due to an expansion of our operations in this business line and an increase in the number of overseas student academic tours in fiscal year 2007 as compared to fiscal year 2006. Students participating in the BCIT program increased from 633 for the year ended December 31, 2006 to 1,026 for the year ended December 31, 2007, while students participating in our FEC program decreased slightly from 4,069 for the year ended December 31, 2006 to 4,014 for the same period in 2007.

Private primary and secondary schools.    Net revenue for this business line increased approximately 22.8% from RMB10.9 million for the year ended December 31, 2006 to RMB13.4 million for the same period in 2007. This was primarily due to an increase in enrollments at our Anqing School as a result of including an additional grade 9 to the school for the 2006-2007 academic year.

Online tutoring.    Net revenue from our online tutoring business increased approximately 3.6% from RMB17.4 million for the year ended December 31, 2006 to RMB18.0 million for the year ended December 31, 2007. The increase was mostly attributable to the development of a sales channel for our online tutoring services through Lenovo Group Limited, a personal computer manufacturer in China, whereby Lenovo will distribute these services through various lines of Lenovo personal computers.

Cost of Revenue.    Our total cost of revenue increased approximately 20% from RMB80.3 million for the year ended December 31, 2006 to RMB96.3 million for the year ended December 31, 2007. This increase was primarily due to increased costs associated with our international curriculum programs, private primary and secondary schools and online tutoring program.

Online degree programs.    The cost of revenue for our online degree programs increased approximately 13.3% from RMB51.2 million for the year ended December 31, 2006 to RMB58.0 million for the same period in December 31, 2007. The increase was attributable primarily to an increase in the number of students enrolled in our university partners’ online degree programs and increased student recruiting-related expenses.  Our cost of revenue, which primarily comprises personnel related expenses, did not increase to the same extent as our revenues did because our cost of revenue is more closely related to the number of online degree programs we service and the number of courses those online degree programs offer than the number of students who are enrolled in those online degree programs. In contrast to our cost of revenue, our service fees and revenue for online degree programs are directly associated with the number of students in our customers’ online degree programs.

International curriculum programs.    Our cost of revenue for our English curriculum programs increased approximately 36.6% from RMB17.2 million in the year ended December 31, 2006 to RMB23.5 million for the same period in 2007. This increase was primarily attributable to the following: (i) we organized overseas training tours for the teachers and the senior management of the participating schools in the year ended December 31, 2007, while no such tours were conducted in the year ended December 31, 2006; (ii) we paid higher registration fees to BCIT in response to the higher number of participating students; and (iii) in response to more students enrolled in the programs, we hired additional native English speaking teachers.

Online tutoring programs.    Our cost of revenue for our online tutoring program increased approximately 12.3% from RMB3.5 million in the year ended December 31, 2006 to RMB3.9 million in the year ended December 31, 2007. This increase was the result of our hiring of additional personnel and the payment of higher employee benefits during the year ended December 31, 2007 than during the same period in 2006.

Private primary and secondary schools.    Our cost of revenue for our private primary and secondary schools increased approximately 29.8% from RMB8.4 million for the year ended December 31, 2006 to RMB10.9 million for the same period in 2007. This was mostly attributable to the growth in headcount of teachers in our Anqing School.

Operating Expenses.    Our operating expenses consist of general and administrative expenses, selling and marketing expenses, and research and development expenses. Our operating expenses increased approximately 68.9% from RMB76.0 million for the year ended December 31, 2006 to RMB128.4 million for the year ended December 31, 2007.

General and administrative expenses.    Our general and administrative expenses increased approximately 57.4% from RMB48.8 million for the year ended December 31, 2006 to RMB76.9 million for the year ended December 31, 2007. The increase was mainly attributable to our hiring of additional personnel due to expansion of our business and the demands imposed by the annual audit of our financial statements. To better manage and control our diversified and geographically dispersed business lines, we significantly increased the size of our accounting staff and hired more senior management in accounting.

Selling and marketing expenses.    Our selling and marketing expenses increased approximately 10.7% from RMB12.9 million for the year ended December 31, 2006 to RMB14.3 million for the year ended December 31, 2007. The increase was mainly attributable to an increase in the number of sales and marketing personnel in fiscal year 2007 in response to the continuous expansion of our business. The average headcount grew from 54 personnel in 2006 to 75 in 2007.

Research and development.    Our research and development expenses increased approximately 47.4% from RMB14.3 million for the year ended December 31, 2006 to RMB21.0 million for the year ended December 31, 2007. The growth was driven primarily by increased research and development activities in some of the Company’s collaborative alliances, and increased bonus and compensation paid to research and development personnel.

Goodwill impairment.  During the year ended December 31, 2007, we incurred a goodwill impairment charge of RMB16.2 million. This impairment charge related to our FEC program, as our management significantly adjusted downward our profitability forecast for this portion of our business. We expect future net revenue from our FEC program to be lower than previously forecast as a result of lower student enrollment and lower per student amounts payable to us under our contractual arrangements with participating schools. These developments are the result of increased competition, increased bargaining power of the schools participating in the program and our expansion of the program into less affluent areas of China, where tuition fees tend to be lower. In addition to these charges, we expect that these developments will adversely affect the future financial results for our FEC program.

Interest income.    We recorded RMB4.1 million in interest income in the year ended December 31, 2007 as compared to RMB1.2 million for the year ended December 31, 2006.

Income tax provision.    Our income tax provision increased by approximately 114.5% from RMB7.0 million for the year ended December 31, 2006 to RMB15.0 million for the same period in 2007. This increase was mainly attributable to following:

•                  Change in permanent tax rate used to calculate long-term tax liabilities. On March 16, 2007, China adopted the EIT Law, which became effective on January 1, 2008, pursuant to which the statutory tax rate for all enterprises in China is 25% except for “high and new technology enterprises strongly supported by the State,” which enjoy a favorable tax rate of 15%. Most of our subsidiaries and affiliate companies were qualified under prior tax laws and regulations as “high and new technology enterprises,” and therefore were subject to only a 15% rate. However, as the procedures for obtaining classification as “high and new technology enterprises strongly supported by the State” have not yet been finalized, we cannot assure you that any of our subsidiaries or affiliated companies currently enjoying preferential tax rates will be approved as “high and new technology enterprises strongly supported by the State” entitled to preferential tax treatments. We expect that our applicable subsidiaries and affiliated companies will re-apply for the “high and new technology enterprises strongly supported by the State” status once the approval procedure is promulgated. Under applicable accounting rules, however, until these subsidiaries and affiliated companies receive official approval for this status, they must use the statutory 25% tax rate in their calculation of their deferred tax balances.

•                  The adoption of FIN48 resulted in a total tax provision of RMB0.6 million for the year ended December 31, 2007.

Decrease in income.   Our income from operations decreased by approximately 29.6%from RMB57.2 million in the year ended December 31, 2006 to RMB40.3 million in the year ended December 31, 2007. This decrease was primarily attributable to a goodwill impairment loss of RMB16.2 million and an accounts receivable write-off of RMB7.0 million in the year ended 2007.

Minority interest.    Our minority interest increased by 6.6% from RMB23.6 million in the year ended December 31, 2006 to RMB25.1 million in the year ended December 31, 2007.  This increase was primarily due to improved performance of our majority owned subsidiaries.

B.             Liquidity and Capital Resources

To date, we have financed our operations primarily through cash flows from operations, convertible debt and equity contributions by our shareholders. As of December 31, 2008, we had RMB353.9 million ($51.9 million) in cash and cash equivalents, respectively, and no borrowings. Our cash and cash equivalents primarily consist of cash on hand, demand deposits and term deposits with remaining maturities of three months or less at the time of purchase that are placed with banks and other financial institutions. A portion of the cash balances of our two Chinese affiliated entities and their subsidiaries may be paid to us pursuant to our contractual arrangements with these two entities and their subsidiaries for our technical and teaching support, enrollment system and other services. We may fund the cash needs of our Chinese affiliated entities from time to time through loan arrangements with intermediary banks, which provide loans to the Chinese affiliated entities in amounts equal to corresponding cash deposits that we make with the banks.

We anticipate that our future capital expenditures will be approximately RMB91.4 million and will be primarily for the construction of new campuses and related improvements at our Anqing School, Pingdingshan School and Jinzhou School (Southern Campus).  We have not encountered any difficulties meeting our cash obligations to date.  Since we do not expect making additional significant capital expenditures through the end of 2010, we believe that our current cash and cash equivalents and anticipated future cash flows from operations, including revenue from increased student enrollment at our Anqing School beginning in the fall of 2009, will be sufficient to meet our presently anticipated cash needs.  We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities or debt securities or borrow from lending institutions.

We had capital commitments related to the acquisition and further expansion at our Anqing School (approximately RMB38.2 million) and Jinzhou School (Southern Campus) (approximately RMB64.8 million) as of December 31, 2008.   We anticipate funding the outstanding capital commitment related to our Anqing School over the next 36 months.  However, due to the ongoing delays that have prevented construction at our Jinzhou School (Southern Campus), we are currently unable to estimate when the outstanding RMB64.8 million capital commitment will be paid.

The following table sets forth a summary of our cash flows for the periods indicated:

	Years ended December 31,
	2006	2007	2008
	RMB	RMB	RMB	$
	(In thousands)
Net cash (used in) provided by operating activities	82,798	83,127	54,707	8,020
Net cash (used in) investing activities	(82,776)	(95,899)	(110,485)	(16,194)
Net cash (used in) provided by financing activities	(6,808)	366,501	(68,221)	(9,998)
Effect of exchange rate changes	(811)	(4,930)	(19,182)	(2,815)
Net changes in cash and cash equivalents	(7,597)	348,799	(143,181)	(20,987)
Cash and cash equivalents at beginning of period	155,912	148,315	497,114	72,864
Cash and cash equivalents at end of period	148,315	497,114	353,933	51,877

Operating Activities

In the year ended December 31, 2008, we generated positive cash flow from operating activities of RMB54.7 million ($8.0 million), which was primarily due to our net loss of RMB43.0 million, adjusted by the add-back of non-cash items RMB127.8 million from a number of factors, including minority interest of RMB36.4 million, share-based compensation expenses of RMB5.2 million, depreciation of RMB12.2 million, goodwill and intangible assets impairment of RMB70.1 million, and amortization of acquired intangible assets of RMB8.7 million. These positive cash flows were also offset by aggregate changes in our current assets and liabilities of RMB30.1 million, which included a RMB10.0 million increase in accrued expenses and other current liabilities due to the growth of our business and increased accrued employee payroll and welfare benefits, a RMB10.8 million increase in income tax and other taxes payable due to increased profitability of several of our subsidiaries, such as CMR Web and Dongcai, and a RMB15.2 million increase in deferred revenue due to an increase in revenue. Those positive factors were partially offset by changes in growth in amounts due from related parties of RMB45.0 million and a RMB14.7 increase in accounts receivable.  The increase in amounts due from related parties reflected higher service fees payable to us by our university partners in the year ended December 31, 2008 than those paid to us in the same period in 2007.

In the year ended December 31, 2007, we generated positive cash flow from operating activities of RMB83.1 million, which was primarily derived from our net income of RMB2.5 million, plus additional positive cash flow of RMB70.5 million from a number of factors, including minority interest of RMB25.1 million, share-based compensation expenses of RMB3.6 million, depreciation of RMB8.2 million, goodwill impairment of RMB16.2 million, and amortization of acquired intangible assets of RMB8.5 million. These positive cash flows were also derived from aggregate changes in our current assets and liabilities of RMB10.1 million, which included a RMB20.9 million increase in accrued expenses and other current liabilities, a RMB25.0 million increase in amounts due to related parties, a RMB7.9 million increase in deferred revenue and a RMB11.3 decrease in accounts receivable. Those positive factors were partially offset by changes in growth in amounts due from related parties of RMB52.5 million.  The increase in amounts due from related parties reflected higher service fees payable to us by our university partners in the year ended December 31, 2007 than those paid to us in the same period in 2006.

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

Investing Activities

In the year ended December 31, 2008, net cash used in investing activities was RMB110.5 million ($16.2 million), which is primarily related to our purchase of additional term deposit products in the total amount of RMB57.5 million, our acquisition of additional equity interests in our subsidiaries in the amount of RMB6.7 million, our deposits paid for acquisition of property and equipment in amount of RMB8.7 million, and our investment in purchase of property and equipment in the amount of RMB36.3 million.

In the year ended December 31, 2007, net cash used in investing activities was RMB95.9 million, which is primarily related to our purchase of office space for our new headquarters in the amount of RMB31 million, to our acquisition of additional equity interests in our subsidiaries in the amount of RMB22.5 million and to our investment in the construction of our Anqing School in the amount of RMB27.1 million.

Net cash used in investing activities was RMB82.8 million for the year ended December 31, 2006.  Net cash used in investing activities in 2006 related primarily to our purchase of business, net of cash acquired of RMB30.7 million, which related to our acquisition of interests in the China Agricultural University online degree program and our FEC program as well as our purchase of land use rights and property and equipment of RMB37.6 million, primarily in connection with our private primary and secondary schools.

Financing Activities

Net cash used by financing activities was RMB68.2 million ($10.0 million) for the year ended December 31, 2008. This is attributable primarily to the repurchase of ordinary shares in the amount of RMB34.2 million and repayment of a long term loan in the amount of RMB25.7 million and cash dividends paid to minority shareholders RMB11.3 million during this period. Net cash provided by financing activities was RMB366.5 million for the year ended December 31, 2007. This is attributable primarily to the RMB348.8 million in net proceeds that we received from our initial public offering, which was completed in this period. Net cash used in financing activities was RMB6.8 million for the year ended December 31, 2006.  Net cash used in financing activities in 2006 was primarily attributable to cash dividends of RMB12.9 million paid to some of our shareholders, which was partially offset by capital contributions of RMB6.0 million by other shareholders.

Capital Expenditures

We made capital expenditures of RMB37.6 million, RMB71.9million and RMB36.5 million ($5.3 million) for the years ended December 31, 2006, 2007 and 2008, respectively. These capital expenditures were primarily for the acquisition of land and buildings at our Pingdingshan School, Anqing School and Jingzhou School (Southern Campus), for additional office space relating to our online degree programs and for a new office building to house our corporate headquarters. Each of our three private schools (Pingdingshan School, Anqing School and Jingzhou School (Southern Campus)) has associated properties that we either own or lease. We estimate that capital expenditures for the remainder of fiscal year 2009 will be approximately RMB41.0 million for new campuses and improvements at our Anqing School (RMB37.3million) and Pingdingshan School (RMB3.7million).  As discussed above, because of the ongoing delays that have prevented construction at our Jinzhou School (Southern Campus), we do not currently anticipate incurring any capital expenditures during the remainder of fiscal year 2009 at the Jinzhou School (Southern Campus).

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

We have directly, or indirectly through our Chinese affiliated entities, registered for trademark protection for certain intellectual property relating to our brand and our websites with the Trademark Office of the Chinese State Administration for Industry and Commerce. We have also registered some of the computer software that we have developed for copyright protection with the Chinese National Copyright Office.

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

F.              Tabular Disclosure of Contractual Obligations

Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2008.

	Payment Due by December 31
	Total	2009	2010	2011	2012	2013	Thereafter
	(In RMB thousands)
Operating lease obligations	12,295	6,408	3,719	1,422	746	—	—
Funding obligations to university partners(1)	5,000	5,000	—	—	—	—	—
Facility fees to a middle school(2)	18,800	1,000	1,000	1,200	1,200	1,200	13,200
Capital obligations for private primary and secondary schools(3)	102,926	37,252	923	—	—	—	—
Unrecognized tax benefits(4)	5,473	—	—	—	—	—	—

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

(3)  These amounts represent the remaining portion of our capital commitments to the Anqing government and the Jingzhou government for the expansion of the Anqing School (approximately RMB38.2 million) and the Jingzhou School (Southern Campus) (approximately RMB64.8 million), respectively, of which RMB7.7 million has been contracted for with third-party contractors in 2008. Since we do not know when construction will begin at the Jingzhou School, we are unable to reasonably estimate the timing of the capital commitment for the Jingzhou School.

(4)  This amount represents unrecognized tax benefits pursuant to FIN 48. Since there is a high degree of uncertainty regarding the timing of future cash outflows, we are unable to make reasonable estimates regarding the timing of settlement with the respective tax authority.

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

•                  the expected increase in expenditures on education in China; and

•                  PRC laws, regulations and policies relating to private education and providers of private educational services, including recent changes in the government regulatory environment related to our international curriculum program; and

•                  general economic, business and other market conditions in the PRC and worldwide, including the ability of the general global economy to recover timely from the current economic downturn..

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

Name	Age	Positions
Julia Huang	40	Chairman, Chief Executive Officer
Shawn Ding	44	Director, President and Chief Operating Officer
Zonglian Gu	53	Director
Samuel Yen	37	Director
Min Fan	43	Director
Amol Shah	34	Director
Tianwen Liu	46	Director
Lily Liu	33	Chief Financial Officer
Changqing Xie	45	Vice President

Julia Huang has served as our chairman since September 2007 and as our chief executive officer since June 2000. Prior to joining us, she was a senior manager at Ernst & Young Management Consulting (New York) Group from 1996 to 1999. Ms. Huang also served as a project manager at Merck & Co. from 1993 to 1995. Ms. Huang holds an MBA from Columbia Business School with concentrations in finance and international business and a master’s degree in chemical engineering and microbiology from University of Tennessee, Knoxville.

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

Samuel Yen was elected as a director of our company in October 2007. Mr. Yen is the vice president of finance at Alibaba Group, a leading e-commerce company operating online marketplaces for businesses and consumers. From 2004 to 2005, Mr. Yen served as financial controller and company secretary of Dynasty Fine Wines Group Limited and prior to that Mr. Yen served in various positions at PricewaterhouseCoopers and Arthur Andersen & Co., lastly as a senior manager. Mr. Yen received a bachelor’s degree in commerce from the University of Toronto and is a member of the American Institute of Certified Public Accountants, the Hong Kong Institute of Certified Public Accountants, the Institute of Certified Management Accountants and the CFA Institute.

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

Amol Shah is Senior Vice President of Global Strategy for the McGraw-Hill Companies. He oversees strategy development for the McGraw-Hill Companies and its business units. Mr. Shah also serves as Vice President of McGraw-Hill Ventures, which makes equity investments in innovative, high growth companies that are complementary to McGraw-Hill’s traditional business lines. Prior to joining the McGraw-Hill Companies, he served as a Managing Director at Novantas LLC, a strategy consulting firm, where he served as a leading advisor on growth strategies. Earlier in his career, Mr. Shah worked as a consultant specializing in financial services strategy for First Manhattan Consulting Group. Mr. Shah earned his bachelor’s degree from the University of Pennsylvania and The Wharton School with a dual degree in engineering and economics through the Jerome Fisher Program in Management & Technology. Mr. Shah also earned a MBA in finance from the Columbia Business School.

Tianwen Liu was elected as a director of our company in September 2008. Mr. Liu is the Chairman and Chief Executive Officer of iSoftStone Information Service Corporation. Mr. Liu founded iSoftStone, one of the fastest growing IT outsourcing companies in China. He has over 20 years of experience in the IT sector. Prior to iSoftStone, Mr. Liu co-founded AsiaEC.com in 1999, and led the effort to build the company from the ground up and grow it to become China’s largest on-line office supply and services provider. Prior to AsiaEC.com, Mr. Liu served as the General Manager of Siemens Business Services and Siemens Nixdorf Information Technologies from 1996-1999, where he was responsible for IT consulting, system integration, and outsourcing businesses in China. Before that, Mr. Liu worked for several consulting and IT companies in the U.S., including Bechtel and DEC. Mr. Liu holds a MBA from Massachusetts Institute of Technology, as well as a Masters degree in Electrical Engineering from the University of Massachusetts.

Lily Liu joined our company as Chief Financial Officer in October 2008. Prior to joining, she served as the Chief Financial Officer of MainOne Inc., a Vice President at Lehman Brothers in Hong Kong, and an Associate at Lehman Brothers in New York and Hong Kong. From 2000 to 2001, Ms. Liu was Vice President and Founder of Trulycustom Construction Inc. in Boston, Massachusetts. Ms. Liu received a bachelor’s degree in Mathematics and Economics from Dartmouth College, and a MBA from Sloan School of Management at the Massachusetts Institute of Technology.

Changqing Xie has served as a vice president of our company since February 2005. Prior to joining us, Mr. Xie was the chief executive officer of Wellent Institute of Education International (Asia) Limited from January 2001 to January 2005. He served as a manager of Oriental Patron Financial Services Group from August 1997 to December 2000. From January 1988 to August 1993, Mr. Xie was a lecturer at Peking University. Mr. Xie received a master’s degree in geography from Peking University and a MBA degree from the University of Georgia.

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

B.  Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2008, we paid aggregate cash compensation of approximately RMB3.2 million ($0.46 million) to our executive officers as a group, which includes all salary, cash bonuses, and housing allowances paid by us. Other than the grant of options to purchase an aggregate of 8,922,560 of our ordinary shares, we did not provide any other non-cash compensation to our executive officers as a group. See “—Share-Based Compensation Plans” for additional information with respect to these option grants. For the year ended December 31, 2008, we paid aggregate cash compensation of approximately RMB0.2 million to our three independent directors for serving as directors.  Other than the grant of options to purchase an aggregate of 60,000 of our ordinary shares, we did not provide any other non-cash compensation to our non-executive or independent directors.

Stock-Based Compensation Plans

We amended our Equity Incentive Plan (as amended, the “Amended Equity Incentive Plan”) by holding an Extraordinary General Meeting on March 6, 2009. Our Amended Equity Incentive Plan  replaced the equity incentive plan adopted by us in November 2007, which had amended and restated our original stock option plan adopted in March 2007. The Amended Equity Incentive Plan provides for the grant of options as well as restricted shares and restricted stock units, referred to as “awards.” The purpose of the plan is to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants, and promote the success of our business.

Administration.    According to the amendments to our Amended Equity Incentive Plan, which were approved by our shareholders at the Extraordinary General Meeting on March 6, 2009, the compensation committee of our board of directors will administer the plan.  Subject to the provisions of the Amended Equity Incentive Plan, the compensation committee has the authority, in its sole discretion to, among other things, amend or modify outstanding awards under the plan, only in ways that will not be adverse to the award/option holder, including, without limitation, the repricing of “underwater” options (i.e., options with an exercise price that is higher than the current trading price of our common shares) or the replacement of an option with cash or other award type that would be treated as a repricing under the rules of the stock exchange on which the shares are listed.  In addition, our shareholders also approved an amendment to the plan that eliminated the requirement that subsequent amendments to the Amended Equity Incentive Plan be submitted for shareholder approval (to the extent such shareholder approval would have been required under the stock exchange on which our securities are listed).

Option Terms.    Share options granted under our Amended Equity Incentive Plan may be incentive share options, or ISOs, which are intended to qualify for favorable U.S. federal income tax treatment under the provisions of Section 422 of the U.S. Internal Revenue Code of 1986, as amended, or non-qualified share options, or NSOs, which do not so qualify. Under our Amended Equity Incentive Plan, the exercise price of ISOs cannot be less than the fair market value of our ordinary shares on the date of grant. However, in the case of an ISO granted to a grantee who at the time of grant owned shares possessing more than 10.0% of the combined voting power of all classes of our share capital (including any equity of any of our Chinese subsidiaries), the option price may not be less than 110.0% of the fair market value of our ordinary shares on the date of grant of such ISO and the option period may not be greater than five years from the date of grant. The exercise price for NSOs is determined by the board of directors but may not be less than the fair market value of ordinary shares on the date of grant.

Eligibility.    Under our Amended Equity Incentive Plan, awards may be issued to employees, non-employee directors or consultants of our company or our Chinese subsidiaries, although ISOs may only be issued to our employees or the employees of our Chinese subsidiaries.

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

Amendment and Termination of Plan.    Our board of directors may at any time amend, suspend or terminate the Amended Equity Incentive Plan without shareholder approval. However, any amendment, suspension or termination of the plan may not adversely affect awards already granted without consent of the recipient of such awards. Unless terminated earlier, the Amended Equity Incentive Plan shall continue in effect for a term of ten years from the date of adoption.

As of the date of this annual report, our board of directors has authorized the issuance of up to 15,116,083 ordinary shares upon exercise of awards granted under our equity incentive plan, with an increase each year equal to two percent of the outstanding number of shares as of the immediately preceding year ended December 31. As of the date of this annual report, options to purchase 10,142,537 ordinary shares were outstanding and options to purchase 1,283,698 ordinary shares remained available for future option grants. The following table summarizes, as of the date of this annual report, the option grants made to our directors and executive officers pursuant to our March 2007, November 2007 and March 2009 option plans:

Name	Ordinary Shares Underlying Option Grant	Exercise Price ($/share)		Grant Date	Expiration Date
Julia Huang	250,000(1)	1.80	(4)	April 23, 2007	April 23, 2017
	180,000(1)	1.80	(4)	March 19, 2008	March 19, 2018
	60,000(1)	1.80		May 18, 2009	May 18, 2019
Shawn Ding	250,000(2)	1.80	(4)	April 23, 2007	April 23, 2017
	180,000(2)	1.80	(4)	March 19, 2008	March 19, 2018
	60,000(2)	1.80		May 18, 2009	May 18, 2019
Zonglian Gu	*	1.80	(4)	April 23, 2007	April 23, 2017
Changqing Xie	*	1.80	(4)	March 19, 2008	March 19, 2018
Samuel Yen	*	1.80	(4)	December 14, 2007	December 14, 2017
Min Fan	*	1.80	(4)	December 14, 2007	December 14, 2017
Lily Liu	*	1.27		August 15, 2008	August 15, 2018
	*(3)	1.80		May 18, 2009	May 18, 2019
Tianwen Liu	*	1.56		September 9 2008	September 9, 2018

*  Director or officer beneficially owns less than 1% of our ordinary shares outstanding as of the date of this annual report, including ordinary shares convertible from our preferred shares, as well as the ordinary shares underlying options exercisable by such person within 60 days.

(1)  Ms. Huang designated the stock options that she beneficially owns to South Lead Technology Limited, a British Virgin Islands company.

(2)  Mr. Ding designated the stock options that he beneficially owns to Moral Known Industrial Limited, a British Virgin Islands company.

(3)  Ms. Liu designated the stock options that she beneficially owns to Meritlink Group Limited, a British Virgin Islands company.

(4)  Exercise price was re-priced to $1.8 per share at the fair market value on May 18, 2009.

Pension and Similar Benefits

Full time employees of our company in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total amount we have accrued under such employee benefits plans as of December 31, 2008 was approximately RMB20.2 million ($3.0 million).

C.  Board Practices

Board Composition

Our board of directors consists of seven directors, three of whom satisfy the “independence” requirements of the NASDAQ corporate governance rules and the SEC regulations. We will rely on a NASDAQ rule that permits a foreign private issuer to be exempted from the requirement that a majority of its board of directors must be “independent.” We intend to comply, however, with the other NASDAQ corporate governance rules, in particular, the independence requirements for the relevant board committees discussed below.  There are no family relationships between any of our directors and executive officers.

Committees of the Board of Directors

To enhance our corporate governance, we have established three committees under the board of directors: the audit committee, the compensation committee and the nominating committee. We adopted charters for each of these committees. The committees have the following functions and members:

Audit Committee

Our audit committee charter requires that the members of the audit committee satisfy applicable NASDAQ corporate governance rules on independence. Our audit committee consists of Samuel Yen, Min Fan and Tianwen Liu, each of whom is considered independent.  Mr. Yen serves as chairman of the committee.

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

Compensation Committee

Our compensation committee charter requires that the members of the compensation committee satisfy applicable NASDAQ corporate governance rules on independence. Our compensation committee consists of Samuel Yen, Min Fan and Tianwen Liu, each of whom is considered independent.  Tianwen Liu serves as chairman of the committee.  Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. In addition, the compensation committee reviews stock compensation arrangements for all of our other employees. Members of the compensation committee will not be prohibited from direct involvement in determining their own compensation. Our chief executive officer is not permitted to be present at any committee meeting during which his or her compensation is deliberated. Our compensation committee is responsible for, among other things:

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

Nominating Committee

Our nominating committee charter requires that the members of the nominating and corporate governance committee satisfy applicable NASDAQ corporate governance rules on independence. Our nominating and corporate governance committee consists of Samuel Yen, Min Fan and Tianwen Liu, each of whom is considered independent.  Min Fan serves as chairman of the committee. The nominating committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. Our nominating committee is responsible for, among other things:

•                  selecting and recommending to the board nominees for election or re-election to the board; and

•                  reviewing annually with the board the current composition of the board with regards to characteristics such as independence, skills, experience, age and availability of service to us.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics, which will be applicable to all of our directors, officers and employees. We have made our code of business conduct and ethics publicly available on our website at www.chinaedu.net.

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

D.  Employees

We had 813 employees, 1,078 employees and 1,434 employees as of December 31, 2006, 2007 and 2008, respectively.  The increase in the number of our employees from 2006 to 2008 was primarily due to our acquisition of new businesses, establishment of collaborative alliances with new university partners, the increase in learning centers and the increase in general and administrative employees as a result of becoming a public reporting company.  The following table sets forth the number of our employees categorized by function and the percentage of each category of our total employees as of December 31, 2008.

	Employees	Percentage
Operations and program support	853	59.48%
Management and administration	322	22.45%
Research and development	168	11.72%
Selling and marketing	91	6.35%
Total number of employees	1,434	100.0%

We believe that our relations with our employees are good, and we have not experienced any significant labor disputes. Our employees are not represented by any collective bargaining agreements or labor unions.

We are required by PRC law to participate in various government sponsored benefit and pension programs for our employees. We are required to accrue a portion of the salaries, bonuses and certain other payments to our employees for these benefits. The total amount we have accrued under our employee benefits plans for the twelve months ended December 31, 2008 was approximately RMB20.2 million ($3.0 million).

Under our equity incentive plan, we granted certain employees options to purchase our ordinary shares. For a description of our equity incentive plan, see “—B. Compensation—Share-Based Compensation Plans.”

E.  Share Ownership

The following table sets forth information, as of June 25, 2009, with respect to the beneficial ownership of our ordinary shares held by:

•                  each person known to us to own beneficially more than 5% of our ordinary shares; and

•                  each of our directors and executive officers.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table below have sole voting and investment power with respect to all ordinary shares beneficially owned by them. A shareholder is also deemed to be, as of any date, the beneficial owner of all securities that such shareholder has the right to acquire within 60 days after that date through (a) the exercise of any option, warrant or right, (b) the conversion of a security, (c) the power to revoke a trust, discretionary account or similar arrangement, or (d) the automatic termination of a trust, discretionary account or similar arrangement.

	Ordinary Shares Beneficially Owned
	Number(1)	%(2)
Directors and Executive Officers
Julia Huang(3)	1,944,947	3.9
Shawn Ding(4)	2,044,947	4.1
Zonglian Gu(5)	1,958,333	4.0
Amol Shah(6)	3,377,336	7.0
Tianwen Liu	*	*
Samuel Yen	*	*
Min Fan	*	*
Lily Liu	*	*
Changqing Xie	*	*
All directors and executive officers as a group (9 persons)	9,760,896	18.4

*  Director or executive officer who beneficially owns less than 1% of our ordinary shares.

(1)  Beneficial ownership of each listed person includes the shares such person has the right to acquire within 60 days.

(2)  Percentage of beneficial ownership of each listed person is based on 48,325,987 ordinary shares outstanding as of June 25, 2009 and the ordinary shares underlying options and warrants exercisable by such person within 60 days.

(3)  Represents ordinary shares underlying stock options exercisable within 60 days beneficially owned by Ms. Huang that have been designated to South Lead Technology Limited, a British Virgin Islands Company.

(4)  Represents ordinary shares underlying stock options exercisable within 60 days beneficially owned by Mr. Ding that have been designated to Moral Known Industrial Limited, a British Virgin Islands Company.

(5)  Represents 1,745,000 ordinary shares held by Rendashiji Technology Development Co., Ltd. Mr. Gu disclaims beneficial ownership of all of the shares held by Rendashiji Technology Development Co., Ltd., except to the extent of his pecuniary interest therein.

(6)  Represents 3,377,336 ordinary shares held by The McGraw-Hill Companies, Inc. Mr. Shah is senior vice president of the China division of The McGraw-Hill Companies, Inc. Mr. Shah disclaims beneficial ownership of all of our shares held by The McGraw-Hill Companies, Inc., except to the extent of his pecuniary interest therein.

As of June 25, 2009, warrants to purchase 486,486 of our ordinary shares that are exercisable within 60 days are held by record holders in the United States, which represents 0.85% of our total share capital. We have a total of 14 record holders in the United States.

None of our existing shareholders has voting rights that differ from the voting rights of other shareholders after the closing of our initial public offering.

Item 7.  Major Shareholders and Related Party Transactions

A.  Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B.  Related Party Transactions

Share Repurchase Agreement

Pursuant to the November 2008 share repurchase agreement with Tiger Global, we agreed to purchase from Tiger Global an aggregate of 8,364,634 ordinary shares (2,788,211 ADSs) at US$1.3167 per ordinary share (US$3.95 per ADS) for an aggregate purchase price of RMB75.3 million ($11.0 million).  The agreement also stipulated that all warrants held by Tiger Global, which represented the right to purchase an aggregate of 1,768,300 ordinary shares, would be cancelled.  As of December 31, 2008, we repurchased and cancelled 1,518,949 ordinary shares and 321,109 warrants for an aggregate consideration of RMB13.7 million ($2.0 million).  Subsequent to December 31, 2008, we repurchased and cancelled 6,845,685 ordinary shares and 1,447,191warrants for an aggregate consideration of RMB61.6 million ($9.0 million) in January 2009.

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

Hongcheng Technology and Hongcheng Education Exclusive Technical Consulting and Services Agreement.    In July 2007, we, through our wholly owned subsidiary Hongcheng Technology, entered into an exclusive technical consulting and services agreement with Hongcheng Education. Under this agreement Hongcheng Technology provides courseware and product development services, website design services, maintenance and security services, employee training services and any other services that may be agreed upon by the parties to Hongcheng Education. As consideration for these services Hongcheng Education pays Hongcheng Technology a service fee equal to 80% of its annual gross revenue.

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

Hongcheng Technology and Xiandai Technology Exclusive Technical Consulting and Services Agreement.    We, through our wholly owned subsidiary Hongcheng Technology, entered into an exclusive technical consulting and services agreement with Xiandai Technology. Under this agreement Hongcheng Technology provides network technology development services, website design services, maintenance and security services, employee training services and any other services that may be agreed upon by the parties to Xiandai Technology. Under the Technical Consulting and Services Agreement, Hongcheng Technology has the sole discretion to charge Xiandai Technology and Hongcheng Education fees that represent substantially all of the variable interest entities’ net income.

Stock Option Grants

We have granted options to purchase our ordinary shares to certain of our employees, directors and officers under our equity incentive plan. As of the date of this annual report, there were outstanding options to purchase an aggregate of  10,142,537 ordinary shares.  For a description of our equity incentive plan and these option grants, see “Item 6.  Directors, Senior Management and Employees Management—B. Compensation—Stock-Based Compensation Plans.”

Registration Rights

Pursuant to our fourth amended and restated registration rights agreement entered into in March 2007, we have granted certain registration rights to holders of our registrable securities, which include our preferred shares and ordinary shares converted from our preferred shares as well as ordinary shares owned by certain of our early shareholders, or founders, as of August 18, 2000. Since December 31, 2007, the holders of an aggregate of 29,536,862 ordinary shares are entitled to the registration rights provided under this registration rights agreement. Set forth below is a description of the registration rights granted under the agreement.

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

We are a holding company incorporated in the Cayman Islands. Although we have not received any to date, we may in the future rely on dividends from our subsidiaries in China. Current Chinese regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our subsidiaries in China are required to set aside a certain amount of their accumulated after-tax profits each year, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Further, if our subsidiaries in China incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

Under the previous Chinese tax law, dividend payments to foreign investors made by FIEs, such as our Chinese subsidiaries, were exempt from PRC withholding tax. Pursuant to the EIT Law that became effective on January 1, 2008, as well as the related implementation rules and other recently issued regulations, dividends payable by an FIE to its foreign investors are subject to a 10% withholding tax (unless the foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement).  Distributions made from pre-January 1, 2008 retained earnings will not be subject to the withholding tax.

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

Item 9.  The Offer and Listing

A. Offering and Listing Details

Not applicable.

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs, each representing three of our ordinary shares, have been listed on the NASDAQ Global Market since December 14, 2007.  Our ADSs trade under the symbol “CEDU.”  For the period from December 14, 2007, the date of our initial public offering, to June 25, 2009, the trading price of our ADSs on the NASDAQ Global Market has ranged from US$2.97 to US$9.20 per ADS. The following table provides the high and low trading prices for our ADSs on the NASDAQ Global Market for each of the months since our initial public offering:

	Trading Price
	High	Low
	US$	US$
Monthly Highs and Lows
2007
December (from December 14)	9.20	7.75
2008
January	8.58	6.32
February	8.00	6.20
March	7.90	6.04
April	8.05	6.23
May	7.40	5.46
June	5.75	4.51
July	4.80	3.60
August	4.79	3.50
September	5.00	3.89
October	4.39	2.97
November	4.40	3.40
December	5.00	3.71
2009
January	5.40	4.45
February	6.90	4.95
March	6.05	4.15
April	6.25	4.49
May	5.84	4.94
June (through June 25)	7.84	5.41

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10.  Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We have incorporated by reference into this annual report our fifth amended and restated memorandum of association and our fifth amended and restated articles of association, both of which became effective upon the closing of our initial public offering, filed as Exhibits 3.1 and 3.2, respectively, to our F-1 registration statement (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have filed with the SEC our registration statement on Form F-1(File No. 333-147620), including relevant exhibits, under the Securities Act, with respect to our underlying ordinary shares represented by the ADSs.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

I.  Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure” and Exhibit 8.1, filed herewith.

Item 11.  Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our exposure to interest rate risk for changes in interest rates relates primarily to the interest receipts of excess cash deposited in banks. As of December 31, 2008, we had cash and cash equivalents of RMB353.9 million ($51.9 million).  Cash and cash equivalents consist of cash on hand and in banks.

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

Credit Risk

The carrying amounts of cash and cash equivalents, term deposits, accounts receivable and amount due from related parties represent our principal exposure to credit risk in relation to our financial assets. As of December 31, 2008, substantially all of our cash and cash equivalents were held in uninsured accounts at major financial institutions located in China and Hong Kong that we believe are of acceptable credit quality. We have not used any derivative financial instruments to hedge interest rate risk.

Foreign Exchange Risk

Substantially all of our revenue generating operations are transacted in Renminbi, which is not fully convertible into foreign currencies and substantially all of our assets and liabilities are denominated in Renminbi. As a result, the conversion of our revenue into foreign currencies is subject to PRC regulatory restrictions on currency conversion and we are exposed to risks posed by fluctuations in the foreign exchange market. The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 21% appreciation of the RMB against the U.S. dollar as of December 31, 2008. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. To the extent we hold assets denominated in U.S. dollars through our PRC entities, any further appreciation of the Renminbi against the U.S. dollar could result in a charge to our income statement and a reduction in the RMB value of our U.S. dollar denominated assets.

We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. See “Item 3. Key Information—D. Risk Factors—Risks Related to the People’s Republic of China—The fluctuation of the Renminbi may materially and adversely affect your investment.”

Inflation and Monetary Risk

Inflation in China has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, the change in Consumer Price Index in China was 1.5%, 4.8% and 5.9% in 2006, 2007 and 2008, respectively.

Recent Accounting Pronouncements

In September 2006, FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements” (“SFAS 157”).  Effective January 1, 2008, we adopted the measurement and disclosure other than those requirements related to nonfinancial assets and liabilities in accordance with guidance from FASB Staff Position 157-2, “Effective Date of FASB Statement No. 157,” which delayed the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of fiscal year 2009.  We do not expect the adoption of SFAS 157 for nonfinancial assets and liabilities will have a significant effect on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141, Business Combinations: (Revised 2007) (“SFAS 141R”).  SFAS 141R is relevant to all transactions or events in which one entity obtains control over one or more other businesses.  SFAS 141R requires an acquirer to recognize any assets and noncontrolling interest acquired and liabilities assumed to be measured at fair value as of the acquisition date.  Liabilities related to contingent consideration are recognized and measured at fair value on the date of acquisition rather than at a later date when the amount of the consideration may be resolved beyond a reasonable doubt.  This revised approach replaces SFAS 141’s cost allocation process in which the cost of an acquisition was allocated to the individual assets acquired and liabilities assumed based on their respective fair value.  SFAS 141R requires any acquisition-related costs and restructuring costs to be expensed as incurred as opposed to allocating such costs to the assets acquired and liabilities assumed as previously required by SFAS 141.  Under SFAS 141R, an acquirer recognizes liabilities for a restructuring plan in purchase accounting only if the requirements of SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities, are met.  SFAS 141R allows for the recognition of pre-acquisition contingencies at fair value only if these contingencies are likely to materialize.  If this criterion is not met at the acquisition date, then the acquirer accounts for the non-contractual contingency in accordance with recognition criteria set forth under SFAS 5, Accounting for Contingencies, in which case no amount should be recognized in purchase accounting.  SFAS 141R is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008.  The adoption of SFAS 141R is not expected to have a material effect on our consolidated financial position or results of operations.

On April 1, 2009, the FASB issued FSP FAS 141(R)-1, which amends the guidance in FASB Statement No. 141(R), Business Combinations, to establish a model for pre-acquisition contingencies that is similar to the entities used under Statement 141.  The FSP is effective for business combinations whose acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.  The adoption of FSP FAS 141(R)-1 is not expected to have a material effect on our consolidated financial position or results of operations.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements - An Amendment of ARB No. 51 (“SFAS 160”).  This Statement amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary.  It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity and should be reported as equity on the financial statements.  SFAS 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest.  Furthermore, disclosure of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest is required on the face of the financial statements.  SFAS 160 is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008.  The adoption of SFAS 160 did not have a material effect on our consolidated financial position or results of operations, other than the reclassification of minority interests to shareholder’s equity on January 1, 2009.

In April 2008, the FASB issued FASB Staff Position FAS142-3, Determination of the Useful Life of Intangible Assets.  This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets.  This FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years.  Early adoption is prohibited.  The guidance for determining the useful life of a recognized intangible asset in this FSP shall be applied prospectively to intangible assets acquired after the effective date.  The adoption of FAS 142-3 is not expected to have a material effect on our consolidated financial position or results of operations.

In June 2008, the FASB issued FASB Staff Position EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities.  This FSP gives guidance on the computation of earnings per share and the impact of share-based instruments that contain certain nonforfeitable rights to dividends or dividend equivalents.  The FSP is effective for fiscal years beginning after December 31, 2008 and early application is prohibited.  The adoption of FSP 03-6-1 is not expected to have a material effect on our consolidated financial position or results of operations.

At a November 24, 2008 meeting, the FASB ratified the consensus reached by the Task Force in Issue No. 08-6: Equity Method Investment Accounting Considerations (“EITF 08-6”).  Because of the significant changes to the guidance on subsidiary acquisitions and subsidiary equity transactions and the increased use of fair value measurements as a result of SFAS141R and 160, questions have arisen regarding the application of that accounting guidance to equity method investments.  EITF 08-6 provides guidance for entities that acquire or hold investments accounted for under the equity method.  This issue is effective for transactions occurring in fiscal years and interim periods beginning on or after December 15, 2008.  Early adoption is not permitted.  The adoption of EITF 08-6 is not expected to have a material effect on our consolidated financial position or results of operations.

On April 9, 2009, the FASB issued the FASB Staff Position FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significant Decreased and Identifying Transactions That Are Not Orderly.  This statement provides additional guidance for estimating fair value measurement in accordance with FAS 157 when the volume and level of activity for the asset or liability have significantly decreased and provides guidance on identifying circumstances that indicate a transaction is not orderly.  It emphasizes that despite significant decreases in volume and level of activity and regardless of the valuation technique(s) used for the asset or liability, the fair value measurement stay the same.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions.  This issue is effective prospectively for interim and annual periods ending after June 15, 2009.  Early adoption is permitted for periods ending after March 15, 2009.  The adoption of FSP FAS 157-4 is not expected to have a material effect on our consolidated financial position or results of operations.

On April 9, 2009, the FASB issued the FASB Staff Position FSP FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments.  This Statement amends FAS 107 to require entities to disclose, among other things, the methods and significant assumptions used to estimate the fair value of financial instruments in both interim and annual financial statements and amends APB Opinion No. 28 to require those disclosures in summarized financial information at interim reporting periods.  This FSP applies to all financial instruments within the scope of FAS 107 held by publicly traded companies, as defined in Opinion 28.  This issue is effective for interim and annual periods ending after June 15, 2009.  Early adoption is permitted for periods ending after March 15, 2009 only if a reporting entity also early adopts FAS 157-4, FAS115-2 and FAS 124-2.  The adoption of FSP FAS 107-1 and APB 28-1 is not expected to have a material effect on our consolidated financial position or results of operations.

On April 9, 2009, the FASB issued the FASB Staff Position FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (“OTTI”).  This Statement amends the OTTI guidance for debt securities to make the guidance more operational and to improve the presentation and disclosure of OTTI on debt and equity securities in the financial statements.  This FSP does not amend existing recognition and measurement guidance related to OTTI of equity securities.  It gives guidance on the evaluation whether an impairment of a debt security is other-than-temporary and the determination of amount of an OTTI recognized in earnings and other comprehensive income.  The adoption of FSP FAS 115-2 and FAS 124-2 is not expected to have a material effect on our consolidated financial position or results of operations.

On June 12, 2009, the FASB issued SFAS 166, Accounting for Transfers of Financial Assets (“SFAS 166”). SFAS 166 amends the derecognition guidance in Statement 140 and eliminates the exemption from consolidation for qualifying special-purpose entities (QSPEs). As a result, a transferor will need to evaluate all existing QSPEs to determine whether they must now be consolidated in accordance with Statement 167. Statement 166 is effective is for financial asset transfers occurring after the beginning of an entity’s first fiscal year that begins after November 15, 2009. We are in the process of assessing the potential impact the adoption of SFAS 166 may have on our consolidated financial position or results of operations.

On June 12, 2009, the FASB issued SFAS 167, Amendments to FASB Interpretation No. 46(R) (“SFAS 167”). SFAS 167 amends the consolidation guidance applicable to variable interest entities. The amendments will significantly affect the overall consolidation analysis under Interpretation 46(R). While the Board’s discussion leading up to the issuance of Statement 167 focused extensively on structured finance entities, the amendments to the consolidation guidance affect all entities and enterprises currently within the scope of Interpretations 46(R), as well as QSPEs that are currently excluded from the scope of Interpretation 46(R). The Statement is effective as of the beginning of the first fiscal year that begins after November 15, 2009. We are in the process of assessing the potential impact the adoption of SFAS 167 may have on our consolidated financial position or results of operations.

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

We have used or intend to use the net proceeds received from our initial public offering for the following purposes:

•                  approximately $5 million to expand our existing lines of business, including the funding of new collaborative alliances with university partners, approximately $0.7 million of which had been used as of June 25, 2009;

•                  approximately $5 million to develop our own initial network of learning centers, of which approximately $2.2 million has been used as of June 25, 2009 in connection with the opening of 53  learning centers;

•                  approximately $15 million to complete the construction of the new campuses at our Jingzhou School (Southern Campus) and Anqing School, of which approximately $8.2 million has been used as of June 25, 2009;

•                  approximately $1.0 million to fund our acquisition of the remaining 20% minority interest in 101 online school, all of which was used in May 2008;

•                  approximately $3.7 million to repay the loan incurred in connection with the acquisition of the new office building for our headquarters, which amounts were paid in July 2008;

•                  approximately $11.0 million to repurchase ordinary shares from Tiger Global, a former majority shareholder, and approximately $3.0 million to repurchase ordinary shares according to our share repurchase plan from July 2008 to December 2008; and

•                  the balance of approximately $4.1 million for general corporate purposes, including:

•                  expanding our sales efforts;

•                  opening new offices; and

•                  developing new or enhanced technologies, products and services.

The allocation of approximately $14.0 million in net proceeds for the repurchase of ordinary shares was not specifically described in the use of proceeds section to the Registration Statement.  Nevertheless, we determined to use a portion of the IPO proceeds for this purpose given our belief that the trading price of our ADSs has not reflected the company’s potential value, especially in light of the recent economic downturn. Our management team and board of directors believe the share repurchase transactions are in the best interests of the company and its shareholders.  The repurchase decisions also demonstrate management’s confidence in our long-term growth and profitability.

As of June 25, 2009, approximately $29.8 million of the net offering proceeds from our initial public offering had been applied.

Item 15.  Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act as of the end of the period covered by this annual report. They have concluded that, as of the end of the fiscal year covered by this annual report, our disclosure controls and procedures were designed, and were effective, to give reasonable assurance that the information required to be disclosed by us in reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and were also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles, and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation, and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2008 using criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, our management has concluded that the internal control over financial reporting was effective as of December 31, 2008 based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

This Form 20-F annual report does not include an attestation report of our registered public accounting firm, Deloitte Touche Tohmatsu CPA Ltd., regarding our internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

We previously disclosed in our annual report on Form 20-F for the year ended December 31, 2007 that we had identified material weaknesses and significant deficiencies in internal control over financial reporting.  The following summarizes the material weaknesses and significant deficiencies reported as of December 31, 2007:

•                      Inadequate financial reporting and accounting resources with a good understanding of U.S. GAAP and SEC reporting requirements. In particular, our independent registered public accounting firm determined that we had insufficient resources in the accounting department to properly analyze transactions and prepare financial statements in accordance with U.S. GAAP. We have experienced difficulties obtaining timely and consistent financial information from our subsidiaries, and we have limited resources to monitor the accounting policies and financial activities of each subsidiary. As a result, a significant number of audit adjustments have been made to our management financial statements.

•                      The lack of a comprehensive set of accounting policies and procedures in accordance with U.S. GAAP, and inadequate guidance as to how transactions should be accounted for under U.S. GAAP. This has resulted in a significant number of audit adjustments in the past, and can cause material accounting and reporting errors not being detected in a timely manner.

The significant deficiencies that we identified were that we did not have a qualified internal tax team to address our income tax accounting and compliance matters from a U.S. GAAP perspective, and we had certain significant deficiencies with respect to our management information systems.

In response to the above outlined material weaknesses and significant deficiencies identified in our 2007 filing, in cooperation with our Board and under the supervision of our Audit Committee, we have been actively engaged in a number of actions to remediate the material weaknesses and significant deficiencies described above, including:

•                      Acquired additional resources in the financial reporting function with appropriate knowledge and experience in the application of U.S. GAAP to enhance controls over monitoring accounting policies and preparing financial statements in accordance with U.S. GAAP. A U.S. GAAP reporting team consisted of 3 personnel with rich U.S. GAAP working experiences and practices, under the leadership of our Chief Financial Officer, has been formed.

•                      Standardized the month-end closing checklist as well as the reporting package across all subsidiaries with specific timing and content requirements. Key accounting functions such as U.S. GAAP reporting for a number of key subsidiaries have been centralized in Company headquarter.

•                      Established a comprehensive accounting policies and accounting manual in accordance with U.S. GAAP as well as PRC GAAP to provide guidance on the day-to-day operations of accounting and finance personnel across all subsidiaries.

•                      Arranged training for financial and accounting personnel on a periodic basis to furnish them with adequate knowledge of U.S. GAAP and SEC rules and disclosure requirements.

•                      Hired a professional consulting firm to work with our internal audit and IT resources in evaluating,  implementing and testing of internal control over financial reporting on a full scale. This contributed a great deal in helping the Company in remediating control deficiencies identified in all areas, especially deficiencies with respect to our management information systems.

As of December 31, 2008, management determined that the applicable controls were effectively designed and operating so as to enable management to conclude that the aforementioned material weaknesses and significant deficiencies have been remediated.

Except for the remedial measures described above, there have been no significant changes in our internal control over financial reporting during the year ended December 31, 2008 that have materially affected, or a reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Tianwen Liu, a member of our audit committee, is an audit committee financial expert as defined by the rules and regulations of the SEC. Tianwen Liu is an independent director as defined by NASDAQ Marketplace Rule 4200(a)(15) and under Rule 10A-3 of the Exchange Act.

Item 16B. Code of Ethics

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us.  Our code of business conduct and ethics is publicly available on our internet website at  http://ir.chinaedu.net and refer to “Corporate Governance — Governance Policies”.

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

	Years ended December 31,
	2007	2008
	(In thousands, in RMB)
Audit fees(1)	12,184	5,302
Audit-related fees(2)	—	—
Tax fees(3)	639	—
All other fees(4)	—	—

(1)  “Audit fees” means the aggregate fees billed for professional services rendered by Deloitte Touche Tohmatsu CPA Ltd. for the audit of our annual financial statements and the review of our comparative interim financial statements, which also included the issuance of the audit and review of financial statements and other assurance services rendered in connection with our initial public offering in 2008.

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

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	Total Number of Shares Purchased	Average Price Paid per Share (US$)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(2)	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs(2)
January 1, 2008 — January 31, 2008	—	—	—	—
February 1, 2008 — February 28, 2008	—	—	—	—
March 1, 2008 — March 31, 2008	—	—	—	—
April 1, 2008 — April 30, 2008	—	—	—	—
May 1, 2008 — May 31, 2008	—	—	—	—
June 1, 2008 — June 30, 2008	—	—	—	—
July 1, 2008 — July 31, 2008	210,834	1.31	210,834	3,605,960
August 1, 2008 — August 31, 2008	575,010	1.30	575,010	3,030,950
September 1, 2008 — September 30, 2008	733,401	1.54	733,401	2,297,549
October 1, 2008 — October 31, 2008	518,793	1.27	518,793	1,778,756
November 1, 2008 — November 30, 2008(1)	1,626,058	1.34	107,109	1,671,165
December 1, 2008 — December 31, 2008	38,487	1.43	38,487	1,633,160
Total	3,702,583	1.35	2,183,634	1,520,070

(1)          Pursuant to a share repurchase agreement entered into with Tiger Global in November 2008, we agreed to purchase from Tiger Global an aggregate of 8,364,634 ordinary shares (2,788,211 ADSs) at US$1.3167 per ordinary share (US$3.95 per ADS), for an aggregate purchase price of RMB75.3 million  ($11.0 million).  The agreement also stipulated that all warrants held by Tiger Global, which represented the right to purchase an aggregate of 1,768,300 ordinary shares, would be cancelled.  As of December 31, 2008, we had repurchased and cancelled 1,518,949 ordinary shares and 321,109 warrants for an aggregate consideration of RMB13.7 million ($2.0 million).  Subsequent to December 31, 2008, we repurchased and cancelled 6,845,685 ordinary shares and 1,447,191warrants for an aggregate consideration of RMB61.6 million ($9.0 million) in January 2009.

(2)          In June 2008, our board of directors approved a share repurchase program over a period of 12 months for the repurchase up to $5 million of our outstanding ADSs.  The share repurchase program terminated in June 2009.

Item 16F.  Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.  Corporate Governance

We are incorporated under the laws of the Cayman Islands. Our ADSs are registered with the SEC and listed on the NASDAQ Global Market. However, certain of the corporate governance rules of the NASDAQ Marketplace Rules do not apply to us as a “foreign private issuer,” and we are permitted to follow the corporate governance practices in the Cayman Islands in lieu of most corporate governance standards contained in the NASDAQ Marketplace Rules.  Rule 5615(a)(3) of the NASDAQ Marketplace Rules requires foreign private issuers listed on the NASDAQ to disclose each requirement that it does not follow and include a brief statement of the home country practice that the company follows in lieu of such corporate governance requirement(s).  Set forth below a brief summary of such significant differences.

Board and Committee Independence

While the NASDAQ Marketplace Rules require U.S. domestic issuers to have a majority of independent directors, we are not subject to this requirement. Three of our seven directors are independent non-executive directors.

The NASDAQ Marketplace Rules require U.S. domestic issuers to regularly schedule executive sessions to be attended by only independent directors. We are not subject to such requirement and our independent directors are entitled to attend all of our board meetings.

Shareholder Approval

The NASDAQ Marketplace Rules require shareholder approval prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants.  Our stockholders have approved an amendment to our existing equity incentive plan to permit our board of directors at any time to amend, suspend or terminate our equity incentive plan. Any amendment, suspension or termination of our equity incentive plan must not adversely affect awards already granted without consent of the recipient of such awards.

PART III

Item 17.  Financial Statements

We have elected to provide the financial statements and related information specified in Item 18.

Item 18. Financial Statements

The consolidated financial statements of ChinaEdu Corporation are included in this annual report beginning on page F-1.

Item 19. Exhibits

Exhibit Number	Description of Document

1.1

Form of Fifth Amended and Restated Memorandum of Association (incorporated by reference to Exhibit 3.1 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

1.2

Form of Fifth Amended and Restated Articles of Association (incorporated by reference to Exhibit 3.2 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

2.1

Form of Deposit Agreement among Registrant, depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.1 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

2.2

Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

2.3

Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.3 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

3.1

English Translation of Shareholder’s Voting Rights Entrustment Agreement among Hongcheng Technology, Yang Xueshan, Wang Gongquan and Xiandai Technology dated July 12, 2005 (incorporated by reference to Exhibit 10.21 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

3.2

English Translation of Shareholder’s Voting Rights Entrustment Agreement among Hongcheng Technology, Yang Xueshan, Xie Changqing and Hongcheng Education dated July 12, 2005 (incorporated by reference to Exhibit 10.22 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

3. 3

English Translation of Shareholder’s Voting Rights Entrustment Agreement among Hongcheng Technology, Xie Changqing and Hongcheng Education dated December 20, 2005 (incorporated by reference to Exhibit 10.23 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.1*	Form of Amended Equity Incentive Plan, dated March 2009, approved by shareholders at the Extraordinary General Meeting on March 6, 2009

4.2

Form of Indemnification Agreement between the Registrant and its officers and directors (incorporated by reference to Exhibit 10.2 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.3

Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

Exhibit Number	Description of Document

4.4

Fourth Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.4 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.5

English Translation of Loan Agreement between Registrant and Xie Changqing dated July 15, 2005 (incorporated by reference to Exhibit 10.5 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.6

English Translation of Supplementary Agreement to Loan Agreement between Registrant and Xie Changqing dated July 18, 2007 (incorporated by reference to Exhibit 10.6 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.7

English Translation of Amended and Renewed Loan Agreement between Registrant and Xie Changqing dated July 12, 2005 (incorporated by reference to Exhibit 10.7 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.8

English Translation of Supplementary Agreement to Amended and Renewed Loan Agreement between Registrant and Xie Changqing dated July 18, 2007 (incorporated by reference to Exhibit 10.8 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.9

English Translation of Amended and Renewed Loan Agreement between Registrant and Yang Xueshan dated June 2005 (incorporated by reference to Exhibit 10.9 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.10

English Translation of Supplementary Agreement to Amended and Renewed Loan Agreement between Registrant and Yang Xueshan dated July 18, 2007 (incorporated by reference to Exhibit 10.10 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.11

English Translation of Loan Agreement between Hongcheng Technology and Wang Gongquan dated July 12, 2005 (incorporated by reference to Exhibit 10.11 from our registration statement on Form F-1 (File No. 333-147620), w as amended, initially filed with the SEC on November 26, 2007)

4.12

English Translation of Supplementary Agreement to Loan Agreement between Hongcheng Technology and Wang Gongquan dated August 30, 2006 (incorporated by reference to Exhibit 10.12 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.13

English Translation of Loan Agreement between Hongcheng Technology and Yang Xueshan dated July 12, 2005 (incorporated by reference to Exhibit 10.13 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.14

English Translation of Supplementary Agreement to Loan Agreement between Hongcheng Technology and Yang Xueshan dated August 30, 2006 (incorporated by reference to Exhibit 10.14 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.15

English Translation of Equity Pledge Agreement among Hongcheng Technology, Xie Changqing and Yang Xueshan dated July 12, 2005 (incorporated by reference to Exhibit 10.15 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.16

English Translation of Supplementary Agreement to Equity Pledge Agreement among Hongcheng Technology, Xie Changqing and Yang Xueshan dated July 18, 2007 (incorporated by reference to Exhibit 10.16 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.17

English Translation of Equity Pledge Agreement among Hongcheng Technology, Wang Gongquan and Yang Xueshan dated July 12, 2005 (incorporated by reference to Exhibit 10.17 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.18

English Translation of Supplementary Agreement to Equity Pledge Agreement among Hongcheng Technology, Wang Gongquan and Yang Xueshan dated July 18, 2007 (incorporated by reference to Exhibit 10.18 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.19

English Translation of Equity Pledge Agreement between Hongcheng Technology and Xie Changqing dated December 20, 2005 (incorporated by reference to Exhibit 10.19 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

Exhibit Number	Description of Document
4.20

English Translation of Supplementary Agreement to Equity Pledge Agreement between Hongcheng Technology and Xie Changqing dated July 18, 2007 (incorporated by reference to Exhibit 10.20 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.21

English Translation of Call Option Agreement among Hongcheng Technology, Yang Xueshan and Xie Changqing dated July 12, 2005 (incorporated by reference to Exhibit 10.24 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.22

English Translation of Call Option Agreement among Hongcheng Technology, Yang Xueshan and Wang Gongquan dated July 12, 2005 (incorporated by reference to Exhibit 10.25 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.23

English Translation of Call Option Agreement between Hongcheng Technology and Xie Changqing dated December 20, 2005 (incorporated by reference to Exhibit 10.26 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.24

English Translation of Power of Attorney executed by Yang Xueshan dated July 12, 2005 (incorporated by reference to Exhibit 10.27 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.25

English Translation of Power of Attorney executed by Wang Gongquan dated July 12, 2005 (incorporated by reference to Exhibit 10.28 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.26

English Translation of Power of Attorney executed by Yang Xueshan dated July 12, 2005 (incorporated by reference to Exhibit 10.29 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.27

English Translation of Power of Attorney executed by Xie Changqing dated July 12, 2005 (incorporated by reference to Exhibit 10.30 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.28

English Translation of Power of Attorney executed by Xie Changqing dated December 20, 2005 (incorporated by reference to Exhibit 10.31 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.29

English Translation of Technical Consulting and Services Agreement between Hongcheng Technology and Xiandai Technology dated July 18, 2007 (incorporated by reference to Exhibit 10.32 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.30

English Translation of Technical Consulting and Services Agreement between Hongcheng Technology and Hongcheng Education dated July 18, 2007 (incorporated by reference to Exhibit 10.33 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.31

English Translation of Collaborative Alliance Contract between the Company and Renda Century dated October 22, 2002 (incorporated by reference to Exhibit 10.34 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.32

English Translation of Technology Development Agreement between Renda Online School and CMR dated July 15, 2003 (incorporated by reference to Exhibit 10.35 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.33

English Translation of Service Agreement between Renda Online School and CMR dated March 31, 2003 (incorporated by reference to Exhibit 10.36 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.34

English Translation of Memorandum of Understanding (Regarding Service Fee Payment) between Renda Online School and CMR dated May 16, 2003 (incorporated by reference to Exhibit 10.37 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.35

English Translation of Memorandum of Understanding between Renda Online School, CMR, Renda Century and the Company dated March 31, 2003 (incorporated by reference to Exhibit 10.38 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.36	English Translation of Memorandum of Understanding (Regarding Service Fee Alteration) between Renda Online School and CMR dated May 16, 2003 (incorporated by reference to Exhibit 10.39 from our

Exhibit Number	Description of Document
registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.37

English Translation of Collaborative Alliance Contract among China Agriculture University, Hongcheng Liye, Shanghai SVA Communication Co., Ltd. and Beijing CAU Technological Enterprise Incubator Co., Ltd. dated April 28, 2005 (incorporated by reference to Exhibit 10.40 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.38

English Translation of Cooperation Agreement between Zhong Nongda Networks Development Co., Ltd. and China Agriculture University dated December 12, 2005 (incorporated by reference to Exhibit 10.41 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.39

English Translation of Service Agreement between China Agriculture University and Zhong Nongda Networks Development Co., Ltd dated April 28, 2005 (incorporated by reference to Exhibit 10.42 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.40

English Translation of Memorandum of Service Agreement between China Agriculture University and Zhong Nongda Networks Development Co., Ltd. dated April 28, 2005 (incorporated by reference to Exhibit 10.43 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.41

English Translation of Collaborative Alliance Contract between Hongcheng Liye and Dongbei University of Finance and Economics dated May, 2003 (incorporated by reference to Exhibit 10.44 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.42

English Translation of Supplementary Agreement to Collaborative Alliance Contract between Hongcheng Liye and Dongbei University of Finance and Economics dated May, 2003 (incorporated by reference to Exhibit 10.45 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.43

English Translation of Service Agreement between Dongbei University of Finance and Economics and Dalian Dongcai Technology Development Co., Ltd. dated June 26, 2003 (incorporated by reference to Exhibit 10.46 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.44

English Translation of Licensing Agreement between Dalian Dongcai Technology Development Co., Ltd, and Hongcheng Technology Development Co., Ltd. dated September 18, 2003 (incorporated by reference to Exhibit 10.47 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

8.1*	List of subsidiaries of ChinaEdu Corporation

12.1*	Certification of Chief Executive Officer required by Rule 13a-14(a)/15d-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of Chief Financial Officer required by Rule 13a-14(a)/15d-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification of Chief Executive Officer required by Rule 13a-14(b)/15d-14(b) under the Exchange Act, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification of Chief Financial Officer required by Rule 13a-14(b)/15d-14(b) under the Exchange Act, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu CPA Ltd.

*   Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINAEDU CORPORATION

By	/s/ Julia Huang
Name:	Julia Huang
Title:	Chairman and Chief Executive Officer

Date: June 30, 2009

CHINAEDU CORPORATION

Report of Independent Registered

Public Accounting Firm and

Consolidated Financial Statements

For the years ended December 31, 2006, 2007 and 2008

CHINAEDU CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS

AND SHAREHOLDERS OF CHINAEDU CORPORATION

We have audited the accompanying consolidated balance sheets of ChinaEdu Corporation (the “Company”), its subsidiaries, and its variable interest entities (collectively, the “Group”) as of December 31, 2007 and 2008 and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2008, and the related financial statement schedule included in Schedule 1.  These financial statements and the related financial statement schedule are the responsibility of the Group’s management.  Our responsibility is to express an opinion on these consolidated financial statements and the related financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2007 and 2008 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.  Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

As described in Note 2 to the consolidated financial statements, effective January 1, 2007, the Company adopted the recognition and measurement methods under Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No.109”.

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2.  Such United States dollar amounts are presented solely for the convenience of the readers.

Deloitte Touche Tohmatsu CPA Ltd.

Beijing, the People’s Republic of China

June 26, 2009

CHINAEDU CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands, except share-related data)

	December 31,
	2007	2008	2008
	RMB	RMB	US$
Assets

Current assets:
Cash and cash equivalents	497,114	353,933	51,877
Accounts receivable, net	1,238	14,854	2,177
Term deposits	6,042	63,500	9,307
Prepaid expenses and other current assets	17,492	20,251	2,968
Amounts due from related parties	105,522	150,472	22,055
Deferred tax assets	9,521	3,986	584
Total current assets	636,929	606,996	88,968

Cost method investment	1,210	1,210	177
Land use rights, net	26,949	28,344	4,154
Property and equipment, net	130,745	161,925	23,734
Deposits paid for acquisition of property and equipment	2,025	8,619	1,263
Intangible assets, net	105,852	70,377	10,315
Deferred tax assets	1,416	2,096	307
Rental deposits	1,623	958	140
Goodwill	73,319	38,155	5,593
Total assets	980,068	918,680	134,651

Liabilities, minority interest and shareholders’ equity

Current liabilities:
Accounts payable	2,773	8,530	1,250
Deferred revenues (including deferred revenue from related parties of RMB47,407 and RMB55,615 in 2007 and 2008, respectively)	83,816	96,068	14,081
Accrued expenses and other current liabilities	42,096	51,629	7,567
Amounts due to related parties	28,316	25,769	3,777
Income taxes payable	22,455	27,917	4,092
Other taxes payable	6,666	12,008	1,760
Total current liabilities	186,122	221,921	32,527
Long-term debt	25,724	—	—
Deferred revenue	3,124	6,073	890
Deferred tax liabilities	24,036	11,069	1,622
Unrecognized tax benefit	4,332	5,473	802
Total liabilities	243,338	244,536	35,841

CHINAEDU CORPORATION

CONSOLIDATED BALANCE SHEETS - continued

(In thousands, except share-related data)

	December 31,
	2007	2008	2008
	RMB	RMB	US$
Commitments (Note 20)

Minority interest	57,996	84,315	12,358
Shareholders’ equity
Ordinary shares (RMB0.08 (US$0.01) par value; 100,000,000 shares authorized; 58,434,407 shares issued and outstanding in 2007; 63,076,129 shares issued and outstanding in 2008)	4,805	4,573	670
Additional paid-in capital	760,858	734,733	107,693
Warrants	6,370	5,555	814
Statutory reserves	12,161	9,597	1,407
Accumulated deficits	(103,254)	(143,709)	(21,064)
Accumulated other comprehensive loss	(2,206)	(20,920)	(3,068)
Total shareholders’ equity	678,734	589,829	86,452
Total liabilities, minority interest, and shareholders’ equity	980,068	918,680	134,651

The accompanying notes are an integral part of these consolidated financial statements.

CHINAEDU CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share-related data)

	Years ended December 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
Net revenue
Sales to third parties	88,286	103,604	107,950	15,823
Sales to related parties	125,245	161,384	209,770	30,746
Net revenue	213,531	264,988	317,720	46,569
Cost of revenue - third parties (including share-based compensation of RMB300, RMB55 and RMB133 for 2006, 2007 and 2008, respectively)	48,305	65,759	70,628	10,353
Cost of revenue - related parties (including share-based compensation of RMB168, RMB291 and RMB341 for 2006, 2007 and 2008, respectively)	32,003	30,590	47,105	6,904
Total cost of revenue	80,308	96,349	117,733	17,257
Gross profit	133,223	168,639	199,987	29,312
Operating expenses:
General and administrative (including share-based compensation of RMB1,942, RMB2,960 and RMB4,073 for 2006, 2007 and 2008, respectively)	48,846	76,893	86,908	12,738
Selling and marketing (including share-based compensation of RMB205, RMB222 and RMB506 for 2006, 2007 and 2008, respectively)	12,893	14,277	29,851	4,375
Research and development (including share-based compensation of RMB96, RMB115 and RMB178 for 2006, 2007 and 2008, respectively)	14,263	21,021	26,185	3,838
Goodwill impairment	—	16,192	41,036	6,015
Intangible assets impairment	—	—	29,057	4,259
Total operating expenses	76,002	128,383	213,037	31,225
Income (loss) from operations	57,221	40,256	(13,050)	(1,913)
Other income	—	394	562	82
Interest income	1,172	4,118	10,652	1,561
Interest expense	(2,279)	(2,130)	(1,298)	(190)
Income (loss) before income tax provisions and minority interest	56,114	42,638	(3,134)	(460)
Income tax provisions:
- Current	9,475	16,286	11,860	1,738
- Deferred	(2,481)	(1,283)	(8,387)	(1,229)
Total income tax provisions	6,994	15,003	3,473	509
Income (loss) before minority interest	49,120	27,635	(6,607)	(969)
Minority interest, net of taxes	23,581	25,148	36,412	5,337
Net income (loss)	25,539	2,487	(43,019)	(6,306)
Net income (loss) per ordinary share-basic	0.65	0.06	(0.75)	(0.11)
Net income (loss) per preferred A share-basic	0.65	0.06	—	—
Net income (loss) per preferred B share-basic	0.65	0.06	—	—
Net income (loss) per preferred C share-basic	0.65	0.06	—	—
Net income (loss) per preferred D share-basic	—	0.06	—	—
Net income (loss) per ordinary share-diluted	0.60	0.05	(0.75)	(0.11)
Weighted average shares used in calculating ordinary basic net income per share	18,540,732	20,585,074	57,679,504	57,679,504
Weighted average shares used in calculating preferred A basic net income per share	5,150,000	4,991,507	—	—
Weighted average shares used in calculating preferred B basic net income per share	12,140,495	11,561,814	—	—
Weighted average shares used in calculating preferred C basic net income per share	3,378,379	3,221,030	—	—
Weighted average shares used in calculating preferred D basic net income per share	—	1,787,745	—	—
Weighted average shares used in calculating ordinary diluted net income per share	42,708,213	47,322,184	57,679,504	57,679,504

The accompanying notes are an integral part of these consolidated financial statements.

CHINAEDU CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)

(In thousands, except share-related data)

																					Accumulated
	Series A convertible		Series B convertible		Series C convertible		Series D convertible					Additional									other
	preferred shares		preferred shares		preferred shares		preferred shares		Ordinary shares			paid-in		Subscription			Statutory		Accumulated		comprehensive				Comprehensive
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount		capital		receivable	Warrants		reserve		deficits		income (loss)		Total		income (loss)
		RMB		RMB		RMB		RMB		RMB		RMB		RMB	RMB		RMB		RMB		RMB		RMB		RMB
Balance at January 1, 2006	5,150,000	426	12,140,495	1,005	3,378,379	272	—	—	16,432,347	1,503		309,388		—	8,076		4,621		(119,996)		(1,060)		204,235		(3,610)
Issuance of ordinary shares for purchase of a subsidiary	—	—	—	—	—	—	—	—	2,025,061	163		29,995		—	—		—		—		—		30,158
Exercise of share options	—	—	—	—	—	—	—	—	550,000	44		1,073		(1,117)	—		—		—		—		—
Amortization of share-based compensation	—	—	—	—	—	—	—	—	—	—		2,711		—	—		—		—		—		2,711
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—		—		—	—		—		—		1,676		1,676		1,676
Net income	—	—	—	—	—	—	—	—	—	—		—		—	—		—		25,539		—		25,539		25,539
Balance at December 31, 2006	5,150,000	426	12,140,495	1,005	3,378,379	272	—		19,007,408	1,710		343,167		(1,117)	8,076		4,621		(94,457)		616		264,319		27,215

Issuance of Series D convertible preferred shares	—	—	—	—	—	—	2,598,503	200	—	—		74,322		—	—		—		—		—		74,522
Repurchase of ordinary share as treasury stock	—	—	—	—	—	—	—	—	(2,300,000)	(178)		(49,869)		—	—		—		—		—		(50,047)
Issuance of treasury share to new shareholders	—	—	—	—	—	—	—	—	2,300,000	178		49,869		—	—		—		—		—		50,047
Collection of subscriptions receivable	—	—	—	—	—	—	—	—	—	—		—		1,117	—		—		—		—		1,117
Amortization of share-based compensation	—	—	—	—	—	—	—	—	—	—		3,643		—	—		—		—		—		3,643
Accumulated adjustment of unrecognized tax benefit	—	—	—	—	—	—	—	—	—	—		—		—	—		—		(3,744)		—		(3,744)
Repurchase and cancellation of ordinary share	—	—	—	—	—	—	—	—	(600,000)	(46)		(12,767)		—	—		—		—		—		(12,813)
Repurchase and cancellation of Series B convertible preferred share	—	—	(30,000)	(2)	—	—	—	—	—	—		(638)		—	—		—		—		—		(640)
Exercise of warrants for Series A convertible preferred shares	300,000	23	—	—	—	—	—	—	—	—		3,386		—	(1,235)		—		—		—		2,174
Exercise warrants for ordinary shares	—	—	—	—	—	—	—	—	121,622	9		2,126		—	(471)		—		—		—		1,664
Conversion of series A, B, C, D preferred shares	(5,450,000)	(449)	(12,110,495)	(1,003)	(3,378,379)	(272)	(2,598,503)	(200)	23,537,377	1,924		—		—	—		—		—		—		—
Issuance of ordinary shares on IPO (net of issuance cost of RMB25,665)	—	—	—	—	—	—	—	—	16,368,000	1,208		347,619		—	—		—		—		—		348,827
Provision for statutory reserves	—	—	—	—	—	—	—	—	—	—		—		—	—		7,540		(7,540)		—		—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—		—		—	—		—		—		(2,822)		(2,822)		(2,822)
Net income	—	—	—	—	—	—	—	—	—	—		—		—	—		—		2,487		—		2,487		2,487
Balance at December 31, 2007	—	—	—	—	—	—	—	—	58,434,407	4,805		760,858		—	6,370		12,161		(103,254)		(2,206)		678,734		(335)

Common shares converted to ADS shares for future exercise of share options (note 1)	—	—	—	—	—	—	—	—	8,344,305	—		—		—	—		—		—		—		—
Repurchase of ordinary shares and forfeiture of warrants	—	—	—	—	—	—	—	—	(3,702,583)	(253)		(33,122)		—	(815)		—		—		—		(34,190)
Exercise of stock options (note 1)	—	—	—	—	—	—	—	—	—	21		1,766		—	—		—		—		—		1,787
Amortization of share-based compensation	—	—	—	—	—	—	—	—	—	—		5,231		—	—		—		—		—		5,231
Transfer statutory reserve	—	—	—	—	—	—	—	—	—	—		—		—	—		(5,264)		5,264		—		—
Provision for statutory reserves	—	—	—	—	—	—	—	—	—	—		—		—	—		2,700		(2,700)		—		—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—		—		—	—		—		—		(18,714)		(18,714)		(18,714)
Net loss	—	—	—	—	—	—	—	—	—	—		—		—	—		—		(43,019)		—		(43,019)		(43,019)
Balance at December 31, 2008	—	—	—	—	—	—	—	—	63,076,129	4,573		734,733		—	5,555		9,597		(143,709)		(20,920)		589,829		(61,733)
										US$	670	US$	107,693		US$	814	US$	1,407	US$	(21,064)	US$	(3,068)	US$	86,452

The accompanying notes are an integral part of these consolidated financial statements.

CHINAEDU CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands, except share-related data)

	Years ended December 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income (loss)	25,539	2,487	(43,019)	(6,306)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Minority interest	23,581	25,148	36,412	5,337
Share-based compensation	2,711	3,643	5,231	767
Depreciation and amortization of property and equipment	8,157	8,206	12,212	1,790
Amortization of land use rights	518	533	606	89
Amortization of intangible assets	8,294	8,548	8,746	1,282
Goodwill and intangible assets impairment	—	16,192	70,093	10,274
Provision for amounts due from related parties	—	7,049	1,215	178
Property and equipment write down	—	688	—	—
Gain on conversion of warrants of series D convertible preferred shares	—	(394)	—	—
Interest expenses	2,279	2,130	—	—
Loss (gain) from disposal of property and equipment	(51)	89	1,663	244
Deferred income taxes	(2,481)	(1,283)	(8,387)	(1,229)
Changes in assets and liabilities:
Accounts receivable	(7,679)	11,340	(14,658)	(2,148)
Prepaid expenses and other current assets	2,729	(8,737)	(2,970)	(435)
Amounts due from related parties	(2,609)	(52,492)	(44,950)	(6,588)
Accounts payable	3,685	(5,640)	(950)	(139)
Deferred revenue	9,705	7,905	15,210	2,229
Accrued expenses and other current liabilities	1,128	20,860	10,011	1,467
Amounts due to related parties	763	25,045	(4,368)	(640)
Unrecognized tax benefit	—	588	1,141	167
Income taxes payable	6,144	9,495	5,462	801
Rental deposits	458	(1,187)	665	97
Other taxes payable	(73)	2,914	5,342	783
Net cash provided by operating activities	82,798	83,127	54,707	8,020

Cash flows from investing activities:
Purchase of businesses, net of cash acquired of RMB1,330, RMB625 and RMB nil in 2006, 2007 and 2008, respectively	(30,795)	(16,520)	(6,700)	(982)
Payment of contingent consideration	—	(6,000)	—	—
Purchase of land use rights	(19,092)	(2,195)	(160)	(23)
Purchase of property and equipment	(18,470)	(69,687)	(36,323)	(5,324)
Deposits paid for acquisition of property and equipment	—	(2,025)	(8,650)	(1,268)
Purchase of term deposits	(10,000)	3,958	(57,458)	(8,422)
Purchase of contractual rights	(3,450)	(3,430)	(1,225)	(180)
Purchase of cost method investment	(1,110)	—	—	—
Proceeds from disposal of property and equipment	141	—	31	5
Net cash used in investing activities	(82,776)	(95,899)	(110,485)	(16,194)

CHINAEDU CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands, except share-related data)

	Years ended December 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Proceeds from Initial Public Offering (“IPO”) (net of issuance cost of RMB25,665)	—	348,827	—	—
Cash dividends paid to minority shareholders	(12,898)	(19,028)	(11,319)	(1,659)
Capital contribution by minority shareholders	6,090	2,030	1,225	180
Proceeds from issuance of Series D convertible preferred shares (net of issuance costs of RMB2,598)	—	72,033	—	—
Proceeds from exercise of warrants	—	3,838	—	—
Repurchase of Series B convertible preferred shares	—	(640)	—	—
Repurchase and cancellation of ordinary shares	—	(12,813)	(34,190)	(5,011)
Issuance of convertible notes	—	—	—	—
Repayment of convertible notes	—	(27,783)	—	—
Repayment of long-term debts	—	(1,080)	(25,724)	(3,770)
Collection of subscription receivable	—	1,117	—	—
Proceeds from exercise of share options	—	—	1,787	262
Net cash (used in) provided by financing activities	(6,808)	366,501	(68,221)	(9,998)
Effect of exchange rate changes	(811)	(4,930)	(19,182)	(2,815)
Net increase in cash and cash equivalents	(7,597)	348,799	(143,181)	(20,987)
Cash and cash equivalents, beginning of year	155,912	148,315	497,114	72,864
Cash and cash equivalents, end of year	148,315	497,114	353,933	51,877
Supplemental disclosure of cash flow information
Income taxes paid	3,331	6,791	4,987	731
Interest paid	—	4,743	1,294	190
Supplemental disclosure of non-cash financing activities:
Receivable for the issuance of ordinary shares upon exercise of share options by employees	1,117	—	—	—
Issuance of ordinary shares for purchases of subsidiaries	30,158	—	—	—
Conversion of convertible note into Series D preferred shares	—	2,489	—	—
Purchase of building financed by mortgage loan	—	26,430	—	—
Conversion of Series A, B, C, D preferred shares into ordinary shares	—	1,924	—	—

The accompanying notes are an integral part of these consolidated financial statements.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

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

In June 2008, the Company transferred 8,344,305 ordinary shares to its depositary bank representing 2,781,435 ADSs, to be issued to employees and non-employees upon the exercise of their vested share options. As of December 31, 2008, 306,825 common shares out of these 8,344,305 common shares had been issued to employees and non-employees upon the exercise of their share options. 8,037,480 common shares remain for future issuance.

A summary of the Company’s subsidiaries and variable interest entities as of December 31, 2008 is as follows:

	Date of incorporation	Percentage of
Name of subsidiaries and variable interest entities	or establishment	ownership	Principal activities

CMR Web-learning Co., Ltd. (“CMR Web”)	July 29, 1999	70%	Online degree program

Beijing Hongcheng Liye Technology Co., Ltd. (“Hongcheng Liye”)	April 15, 2003	100%	Online degree program

Beijing Beiyuda Education Technology Co., Ltd. (“Beiyuda”)	September 26, 2006	51%	Online degree program

Dalian Dongcai Technology Co., Ltd. (“Dongcai”)	June 4, 2003	70%	Online degree program

Zhong Nongda Networks Development Co., Ltd. (“Zhongnongda Networks”)	October 30, 2001	55%	Online degree program

Beijing WITT Education Consultant Management Co., Ltd. (“WITT Education”)	July 4, 2003	100%	International curriculum program

Beijing WITT Science Co., Ltd. (“WITT Science”)	December 26, 2005	100%	International curriculum program

Beijing BCIT Science and Education Management Consulting Limited (“Beijing BCIT”) (PRC)	January 13, 2005	100%	International curriculum program

Beijing Xuezhi Times Education Science Co., Ltd. (“Beijing Xuezhi”)	October 18, 2001	100%	Online tutoring

Beijing Gotop Education Co., Ltd. (“Gotop Hongcheng”)	December 26, 2005	100%	Online tutoring

Tianjin Gaotuo Hongcheng Education Technology Co., Ltd. (“Tianjin Gaotuo Hongcheng”)	June 26, 2006	100%	Online tutoring

Beijing Distance Education Technology Co., Ltd. (“Yuancheng Education”)	March 31, 2006	61%	Online tutoring

Hongcheng Technology Development Co., Ltd. (“Hongcheng Technology”)	July 31, 2000	100%	Online degree program

Chongqing Chongda Yuanxing Co., Ltd. (“Chongda”)	December 24, 2003	51%	Online degree program

Beijing BCIT Science and Education Management Consulting Limited (BVI) (“BJ-BCIT”)	February 10, 2006	100%	International curriculum program

BJ-WITT EDU MAN. LTD. (BVI) (“BJ-WITT”)	July 4, 2003	100%	International curriculum program

Xiandai Xingye Network Technology Co., Ltd. (“Xiandai Technology”)	November 7, 2000	N/A *	Provision of internet content

Beijing Gotop Electronic Science Co., Ltd. (“Gotop Electronic”)	November 29, 1995	100%	Provision of internet content

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In thousands, except share-related data)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

	Date of incorporation	Percentage of
Name of subsidiaries and variable interest entities	or establishment	ownership	Principal activities

Beijing Hongcheng Education Technology Co., Ltd. (“Hongcheng Education”)	March 7, 2005	N/A *	Private primary and secondary schools

Jingzhou Tianchang Investment Co., Ltd. (“Tianchang”)	September 6, 2005	72.5%	Private primary and secondary schools

Jingzhou Middle School South Campus (“South Campus”)	December 28, 2005	54%	Private primary and secondary schools

Pingdingshan Wellent Bilingual School (“Pingdingshan”)	September 3, 2002	100%	Private primary and secondary schools

Anqing Foreign Language Middle School (“Anqing Foreign Language”)	August 2, 2004	100%	Private primary and secondary schools

Beijing Mingdaoyuan Technology Co., Ltd (“Beijing Mingdao”)	March 27, 2007	51%	Online degree program
Shanghai Shangcai Education Technology Co., Ltd (“Shanghai Shangcai”)	April 18, 2008	51%	Online degree program

Dongcai Online Training Center (“Dongcai Online”)	July 10, 2008	70%	Online degree program

Beijing Zhonglin Technology Co., Ltd (“Zhonglin”)	November 3, 2008	100%	Online degree program

*                                         PRC regulations currently limit foreign ownership of entities that provide Internet content and engage in primary and junior high school education.  To comply with PRC laws and regulations, the Company provides such services in China through its variable interest entities, Xiandai Technology and Hongcheng Education, and their respective subsidiaries.

PRC regulations currently limit foreign ownership of entities providing Internet content and engaging in primary and junior high school education.  To comply with PRC laws and regulations, the Company provides such services in China through its variable interest entities, Xiandai Technology and Hongcheng Education, and their related subsidiaries.

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
(v)	All ownership rights, including voting rights and rights to declare and rights to pay dividends, are assigned to Hongcheng Technology for an indefinite term; and
(vi)	Hongcheng Technology has the right to acquire all of the ownership interests in Xiandai Technology at any time, when permitted by the PRC law.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In thousands, except share-related data)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

In addition, the Company, through its wholly owned subsidiary, Hongcheng Technology, entered into an exclusive technical consulting and services agreement with Xiandai Technology.  Under this agreement Hongcheng Technology provides network technology development services, website design services, maintenance and security services, employee training services and any other services that may be agreed upon by the parties to Xiandai Technology.  As consideration for these services Xiandai Technology pays Hongcheng Technology a service fee, which represents substantially all of its net income.

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
(v)	All ownership rights, including voting rights and rights to declare and rights to pay dividends, are assigned to the Group for an indefinite term; and
(vi)	The Company has the right to acquire all of the ownership interests in Hongcheng Education at any time, when permitted by the PRC law.

The Company, through its wholly owned subsidiary, Hongcheng Technology, also entered into an exclusive technical consulting and services agreement with Hongcheng Education.  Under this agreement Hongcheng Technology provides courseware and product development services, website design services, maintenance and security services, employee training services and any other services that may be agreed upon by the parties to Hongcheng Education.  As consideration for these services Hongcheng Education pays Hongcheng Technology a service fee, which represents substantially all of its net income.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In thousands, except share-related data)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The Group had elected to adopt Financial Accounting Standard Board (“FASB”) Interpretation No. 46 (revised) “Consolidation of Variable Interest Entities-an Interpretation of ARB No. 51” (“FIN 46R”) from its inception.  Through the contractual agreements described above, both Xiandai Technology and Hongcheng Education are considered to be variable interest entities in accordance with FIN 46R because the equity owners lack the ability to make operating and financial decisions about Xiandai Technology and Hongcheng Education’s activities that have a significant effect on their success and substantially all of Xiandai Technology and Hongcheng Education’s businesses are conducted on behalf of Hongcheng Technology and the Company, respectively.  Under the Technical Consulting and Services Agreements, Hongcheng Technology has the sole discretion to charge Xiandai Technology and Hongcheng Education fees that represent substantially all of the variable interest entities’ net income.  In addition, the Company has assumed all of the voting rights of both the board of directors and shareholders of Hongcheng Education, and Hongcheng Technology has assumed all of the voting rights of both the board of directors and shareholders of Xiandai Technology.  The assumption of these rights gives the Company and Hongcheng Technology the rights to declare and pay dividends or other forms of distribution.  Since the Company is the sole variable interest holder of Hongcheng Education, and Hongcheng Technology is the sole variable interest holder of Xiandai Technology, the Company and Hongcheng Technology are the primary beneficiaries of such variable interest entities.  Furthermore, because Hongcheng Technology and the Company are the primary beneficiaries of Xiandai Technology and Hongcheng Education, respectively, the accounts of Xiandai Technology and Hongcheng Education are included in the accompanying consolidated financial statements effective as of the date of the above agreements.

The following total assets, total liabilities, net revenue and income (loss) of Xiandai Technology and Hongcheng Education were included in the accompanying consolidated financial statements:

	December 31,
	2007	2008
	RMB	RMB

Total assets	154,070	191,898

Total liabilities	92,627	140,652

	Years ended December 31,
	2006	2007	2008
	RMB	RMB	RMB

Net revenue	13,798	31,608	49,517
Income (loss)	2,436	3,592	(7,566)

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In thousands, except share-related data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).  The accompanying consolidated financial statements of the Group are stated in Renminbi (“RMB”).  The presentation of the amounts in United States dollar (“US$”) is included solely for the convenience of the reader and were converted at a rate of RMB6.8225 to US$1.00, the approximate rate of exchange at December 31, 2008.  Such translation should not be construed to be the amounts that would have been reported under US GAAP.

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

Fair value

The Group adopted SFAS No. 157 “Fair Value Measurements” on January 1, 2008 for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).  SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

SFAS 157 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In thousands, except share-related data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Fair value - continued

SFAS 157 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.  SFAS 157 establishes three levels of inputs that may be used to measure fair value:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

As of December 31, 2008, the Group did not have any financial assets and liabilities or nonfinancial assets and liabilities that were measured or recognized at fair value on a recurring basis.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and the accompanying notes.  Significant accounting estimates reflected in the Group’s financial statements include the allowance of doubtful debts, the useful lives and impairment of property and equipment, and intangible assets with definite lives; valuation allowance for deferred tax assets; impairment of goodwill and indefinite life intangible assets; purchase price allocation relating to the businesses acquired; and share-based compensation.  Actual results could differ from those estimates.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

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

Acquired intangible assets, net

Acquired intangible assets other than goodwill consist of trade names, copyrights, customer base, software platform, contractual rights and prepaid operating contracts, and are carried at cost, less accumulated amortization and impairment.  Amortization of acquired intangible assets (other than trade names, which are discussed below) is calculated on a straight-line basis over the shorter of the contractual terms or the expected useful lives of the acquired assets.  The weighted average amortization periods by major intangible assets class are as follows:

Service agreements with universities and high schools	26 years
Operating platforms	6 years
Customer base	4 years
Online coursewares	3 years
Agency agreements	5 years
Contractual rights	16 years
Prepaid operating contracts	22 years

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

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

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

Revenue recognition

The Group’s revenue is principally derived from four primary sources: (i) the provision of bundled online education technical and consulting services; (ii) the provision of traditional classroom education services; (iii) the provision of online tutoring services; and (iv) the licensing of online education technology platform and courseware for online education purposes.  Revenue is recognized when earned and is reported net of business taxes, which totaled RMB6,247, RMB7,354 and RMB10,974 for the years ended December 31, 2006, 2007 and 2008, respectively.

(i)                                  Online education technical and consulting services

The Group’s primary business is to provide online education technical and consulting services to the online degree programs of leading Chinese universities.  These services include academic program development, technology services, enrollment marketing, student support services, and finance operations.  Since each of the services does not have a stand-alone value to the universities, these services are accounted for as one unit of accounting and the related revenue is recognized ratably over the service period.  The Group primarily hosts the online education technology on its system and provides access to the universities to whom the Group provides services and their students.  Any universities that prefer hosting the online education platform or courseware on their own systems must enter into separate arrangements with the Group (see Revenue recognition, “(iv) Licensing of online education technology platform and courseware” below).

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

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In thousands, except share-related data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

(ii)                              Traditional classroom education services

The Group operates a number of private primary and secondary schools, and markets and supports international post-secondary and English language curriculum programs to established learning institutions.  Students must register and pay for their classes at the beginning of each semester.  Fees collected from private primary and secondary schools operations upfront are initially recorded as deferred revenue at the time the students register for their classes and the Group receives payments.  Revenue is recognized ratably over the service period, which is six months for each school semester, as the education services are delivered.  If a student withdraws from a class, any collected but unearned portion of the fee is recognized at that time unless the student is entitled to a refund under limited circumstances.

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

(iii)                          Online tutoring services

The Group offers online interactive tutoring services to primary and secondary students.  These services allow the customers access to the online education services over a fixed period of time, generally ranging from one month to three years, through the use of prepaid cards.  The prepaid cards are sold to distributors, from whom the Group collects payments when the prepaid cards are delivered to the distributors.  The distributors then resell the cards to end users.  All prepaid fees received from distributors are initially recognized as deferred revenue and revenue is recognized ratably over the applicable period that the Group provides services to the end users.

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

Revenue from the online education technical and consulting services and the licensing of online education technology network platform and courseware also includes the rebate of value-added taxes.  Such value-added taxes rebates are granted to the Group as part of the PRC government’s strategy to encourage high technology development in the PRC, and are recorded as a component of revenue when the relevant compliance requirements are met and that, there are no further obligations, nor subject to future refunds or reimbursements.  Rebates granted to the Group during 2006, 2007 and 2008 were RMB1,669, RMB2,405 and RMB9,870, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In thousands, except share-related data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Cost method investment

For investment in an investee over which the Group does not have significant influence, the Group carries the investment at cost and recognizes income as any dividends received from the distribution of the investee’s earnings.  The Group reviews the cost investment for impairment whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable.  An impairment loss is recognized in earnings equal to the difference between the investment’s cost and its fair value at the balance sheet date of the reporting period for which the assessment is made.  The fair value of the investment would then become the new cost basis of the investment.  No impairment charges were recorded during the years ended December 31, 2006, 2007 and 2008.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, term deposits, accounts receivable and amount due from related parties.  The Group places its cash and cash equivalents and term deposits with financial institutions with high-credit ratings and quality.

The Group conducts credit evaluations of its customers and generally does not require collateral or other security from them.  To date, the Group has not experienced significant losses from uncollectible accounts.  An allowance for doubtful accounts amounting to RMB7,049 and RMB1,215 was recorded in 2007 and 2008, respectively, These amounts were written-off in the same year. Management will continue to evaluate the Group’s collection experience and will provide for an allowance for doubtful accounts as appropriate.

A summary of the customers who accounted for 10% or more of the Group’s consolidated net revenues was as follows:

	Years ended December 31,
Customers	2006	2007	2008
	RMB	RMB	RMB

A	39,947	55,965	70,197
B	32,522	37,075	42,377
C	*	*	*
D	39,643	45,926	48,178

A summary of the customers who accounted for 10% or more of the Group’s consolidated accounts receivable was as follows:

	December 31,
Customers	2007	2008
	%	%

A	32	40
B	21	17
C	32	18
D	*	*
E	11	13

*                                         Represented less than 10% of consolidated revenue or accounts receivable balances.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

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

Advertising costs

Advertising costs are expensed as incurred.  The Group incurred advertising costs totaling RMB4,704, RMB5,575 and RMB8,216 for the years ended December 31, 2006, 2007 and 2008, respectively, which were recorded as a component of selling and marketing expenses in the  accompanying consolidated statements of operations.

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

Foreign currency translation

The functional currency of the Company, BJ-BCIT and BJ-WITT is the US$.  The functional currency of all entities within the Group, excluding the Company, BJ-BCIT and BJ-WITT, is the RMB.  Transactions in other currencies are recorded in each relevant entity’s functional currency at the rates of exchange prevailing when the transactions occur.  Monetary assets and liabilities denominated in other currencies are translated into the applicable functional currencies at rates of exchange in effect at the balance sheet dates.  Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates and transactions denominated in other currencies are converted at the applicable rates of exchange prevailing when the transactions occur.  Exchange gains and losses are recorded in the consolidated statements of operations.

The Company’s reporting currency is the RMB.  Currency translation involves translating from the functional currency of PRC entities of RMB into the Company’s functional currency of US$ followed by a translation from US$ to the reporting currency of RMB.  Assets and liabilities are translated at the exchange rates at the balance sheet date, equity amounts are translated at historical exchange rates and revenues, expenses, gains, and losses are translated using the average rate for the year.  Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive loss in the consolidated statements of shareholders’ equity.

Foreign currency risk

The RMB is not a freely convertible currency.  The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies.  The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.  Cash and cash equivalents and term deposits of the Group included aggregate amounts of RMB171,831 and RMB266,760 at December 31, 2007 and 2008, respectively, which were denominated in RMB.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In thousands, except share-related data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Income taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits, by applying enacted statutory tax rates applicable to future years.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.  Current income taxes are provided in accordance with the laws of the relevant taxing authorities.

On January 1, 2007, the Group adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (“FIN 48”).  As a result of the implementation of FIN 48, the accumulated unrecognized tax benefits were RMB4,332 and RMB5,473 as of December 31, 2007 and 2008, respectively.  The Group recognized RMB3,744 accumulated impacts to accumulated deficits as of January 1, 2007.  The Group recognizes interest and penalties related to uncertain tax positions in income tax expense, and the Group recognized RMB269 and RMB nil of accrued interest and penalties, respectively, related to uncertain tax positions as of December 31, 2008.  The Group is primarily subject to taxation in China.

Comprehensive income (loss)

Comprehensive income (loss) includes net income and foreign currency translation adjustments.  Comprehensive income (loss) is reported as a component of the consolidated statements of shareholders’ equity.

Fair value of financial instruments

Financial instruments include cash and cash equivalents, term deposits, accounts receivable, accounts payable, long-term debt, long-term investment, and amounts due from and due to related parties.  The carrying values of cash and cash equivalents, term deposits, accounts receivable, accounts payable and amounts due from and to related parties approximate their fair values due to their short-term maturities.

The fair value of the long-term investment is not disclosed because it is not readily determinable.

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

To calculate the number of shares for diluted net income (loss) per share, convertible preferred shares were computed using the if-converted method.  The effect of the warrants and stock options were computed using the treasury stock method.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

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

In December 2004, the FASB issued Statements of Financial Accounting Standard (“SFAS”) No. 123R, which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25.  Effective January 1, 2006, the Group adopted SFAS No. 123R and recognized compensation cost on a straight-line basis over the requisite service period which is the vesting period.  The Group used the prospective method.  Under this method, share-based compensation expense recognized includes: (a) compensation expense for all share-based compensation awards granted prior to, but not yet vested as of, January 1, 2006, based on the intrinsic value as of the grant date; and (b) compensation expense for all share-based compensation awards granted on or subsequent to January 1, 2006, based on the grant-date fair value, estimated using the Black-Scholes option pricing model.

SFAS 123R requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model.  The value of the portion of the award that is ultimately expected to vest is recognized as expense ratably over the requisite service periods.  The Company has estimated the fair value of share options as of the date of grant or assumption using the Black-Scholes option pricing model, which was developed for use in estimating the value of traded options that have no vesting restrictions and that are freely transferable.  The Black-Scholes model considers, among other factors, the expected life of the award and the expected volatility of stock price.

Recently issued accounting standards

In September 2006, FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements” (“SFAS 157”).  Effective January 1, 2008, the Company adopted the measurement and disclosure other than those requirements related to nonfinancial assets and liabilities in accordance with guidance from FASB Staff Position 157-2, “Effective Date of FASB Statement No. 157,” which delayed the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of fiscal year 2009.  The Group does not expect the adoption of SFAS 157 for nonfinancial assets and liabilities will have a significant effect on the Group’s consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141, Business Combinations: (Revised 2007) (“SFAS 141R”).  SFAS 141R is relevant to all transactions or events in which one entity obtains control over one or more other businesses.  SFAS 141R requires an acquirer to recognize any assets and noncontrolling interest acquired and liabilities assumed to be measured at fair value as of the acquisition date.  Liabilities related to contingent consideration are recognized and measured at fair value on the date of acquisition rather than at a later date when the amount of the consideration may be resolved beyond a reasonable doubt.  This revised approach replaces SFAS 141’s cost allocation process in which the cost of an acquisition was allocated to the individual assets acquired and liabilities assumed based on their respective fair value.  SFAS 141R requires any acquisition-related costs and restructuring costs to be expensed as incurred as opposed to allocating such costs to the assets acquired and liabilities assumed as previously required by SFAS 141.  Under SFAS 141R, an acquirer recognizes liabilities for a restructuring plan in purchase accounting only if the requirements of SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities, are met.  SFAS 141R allows for the recognition of pre-acquisition contingencies at fair value only if these contingencies are likely to materialize.  If this criterion is not met at the acquisition date, then the acquirer accounts for the non-contractual contingency in accordance with recognition criteria set forth under SFAS 5, Accounting for Contingencies, in which case no amount should be recognized in purchase accounting.  SFAS 141R is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008.  The adoption of SFAS 141R is not expected to have a material effect on the Group’s consolidated financial position or results of operations.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In thousands, except share-related data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting standards - continued

On April 1, 2009, the FASB issued FSP FAS 141(R)-1, which amends the guidance in FASB Statement No. 141(R), Business Combinations, to establish a model for pre-acquisition contingencies that is similar to the one entity used under Statement 141.  The FSP is effective for business combinations whose acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.  The adoption of FSP FAS 141(R)-1 is not expected to have a material effect on the Group’s consolidated financial position or results of operations.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements - An Amendment of ARB No. 51 (“SFAS 160”).  This Statement amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary.  It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity and should be reported as equity on the financial statements.  SFAS 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest.  Furthermore, disclosure of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest is required on the face of the financial statements.  SFAS 160 is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008.  The Group’s adoption of SFAS 160 did not have a material effect on its consolidated financial position or results of operations, other than the reclassification of minority interests to shareholder’s equity on January 1, 2009.

In April 2008, the FASB issued FASB Staff Position FAS142-3, Determination of the Useful Life of Intangible Assets.  This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets.  This FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years.  Early adoption is prohibited.  The guidance for determining the useful life of a recognized intangible asset in this FSP shall be applied prospectively to intangible assets acquired after the effective date.  The adoption of FAS 142-3 is not expected to have a material effect on the Group’s consolidated financial position or results of operations.

In June 2008, the FASB issued FASB Staff Position EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities.  This FSP gives guidance on the computation of earnings per share and the impact of share-based instruments that contain certain nonforfeitable rights to dividends or dividend equivalents.  The FSP is effective for fiscal years beginning after December 31, 2008 and early application is prohibited.  The adoption of FSP 03-6-1 is not expected to have a material effect on the Group’s consolidated financial position or results of operations.

At a November 24, 2008 meeting, the FASB ratified the consensus reached by the Task Force in Issue No. 08-6: Equity Method Investment Accounting Considerations (“EITF 08-6”).  Because of the significant changes to the guidance on subsidiary acquisitions and subsidiary equity transactions and the increased use of fair value measurements as a result of SFAS141R and 160, questions have arisen regarding the application of that accounting guidance to equity method investments.  EITF 08-6 provides guidance for entities that acquire or hold investments accounted for under the equity method.  This issue is effective for transactions occurring in fiscal years and interim periods beginning on or after December 15, 2008.  Early adoption is not permitted.  The adoption of EITF 08-6 is not expected to have a material effect on the Group’s consolidated financial position or results of operations.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In thousands, except share-related data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting standards - continued

On April 9, 2009, the FASB issued the FASB Staff Position FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significant Decreased and Identifying Transactions That Are Not Orderly.  This statement provides additional guidance for estimating fair value measurement in accordance with FAS 157 when the volume and level of activity for the asset or liability have significantly decreased and provides guidance on identifying circumstances that indicate a transaction is not orderly.  It emphasizes that despite significant decreases in volume and level of activity and regardless of the valuation technique(s) used for the asset or liability, the fair value measurement stay the same.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions.  This issue is effective prospectively for interim and annual periods ending after June 15, 2009.  Early adoption is permitted for periods ending after March 15, 2009.  The adoption of FSP FAS 157-4 is not expected to have a material effect on the Group’s consolidated financial position or results of operations.

On April 9, 2009, the FASB issued the FASB Staff Position FSP FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments.  This Statement amends FAS 107 to require entities to disclose, among other things, the methods and significant assumptions used to estimate the fair value of financial instruments in both interim and annual financial statements and amends APB Opinion No. 28 to require those disclosures in summarized financial information at interim reporting periods.  This FSP applies to all financial instruments within the scope of FAS 107 held by publicly traded companies, as defined in Opinion 28.  This issue is effective for interim and annual periods ending after June 15, 2009.  Early adoption is permitted for periods ending after March 15, 2009 only if a reporting entity also early adopts FAS 157-4, FAS115-2 and FAS 124-2.  The adoption of FSP FAS 107-1 and APB 28-1 is not expected to have a material effect on the Group’s consolidated financial position or results of operations.

On April 9, 2009, the FASB issued the FASB Staff Position FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (“OTTI”).  This Statement amends the OTTI guidance for debt securities to make the guidance more operational and to improve the presentation and disclosure of OTTI on debt and equity securities in the financial statements.  This FSP does not amend existing recognition and measurement guidance related to OTTI of equity securities.  It gives guidance on the evaluation whether an impairment of a debt security is other-than-temporary and the determination of amount of an OTTI recognized in earnings and other comprehensive income.  The adoption of FSP FAS 115-2 and FAS 124-2 is not expected to have a material effect on the Group’s consolidated financial position or results of operations.

On June 12, 2009, the FASB issued SFAS 166, Accounting for Transfers of Financial Assets (“SFAS 166”). SFAS 166 amends the derecognition guidance in Statement 140 and eliminates the exemption from consolidation for qualifying special-purpose entities (QSPEs). As a result, a transfer will need to evaluate all existing QSPEs to determine whether they must now be consolidated in accordance with Statement 167. Statement 166 is effective is for financial asset transfers occurring after the beginning of an entity’s first fiscal year that begins after November 15, 2009. The Group is in the process of assessing the potential impact the adoption of SFAS 166 may have on its consolidated financial position or results of operations.

On June 12, 2009, the FASB issued SFAS 167, Amendments to FASB Interpretation No. 46(R) (“SFAS 167”). SFAS 167 amends the consolidation guidance applicable to variable interest entities. The amendments will significantly affect the overall consolidation analysis under Interpretation 46(R). While the Board’s discussion leading up to the issuance of Statement 167 focused extensively on structured finance entities, the amendments to the consolidation guidance affect all entities and enterprises currently within the scope of Interpretations 46(R), as well as QSPEs that are currently excluded from the scope of Interpretation 46(R). The Statement is effective as of the beginning of the first fiscal year that begins after November 15, 2009. The Group is in the process of assessing the potential impact the adoption of SFAS 167 may have on its consolidated financial position or results of operations.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In thousands, except share-related data)

3.                                      ACQUISITIONS

During the periods from 2006 to 2008, in order to enhance its leading online degree education service offerings, and to diversify its service offerings under the private primary and secondary schools, online tutoring, and international curriculum programs, the Group consummated the acquisitions set forth below.  Because the acquirees’ business models are similar to that of the Group, the combination of their operations with the Group is expected to strengthen the Group’s position in the respective service offerings.  These transactions were recorded using the purchase method of accounting, and accordingly, the acquired assets and liabilities were recorded at their estimated fair values on the acquisition date.

(a)                                  In May 2007, the Group acquired the remaining 20% equity interest in WITT Education for cash consideration of RMB12,800 (US$1,654), and WITT Education became a wholly-owned subsidiary of the Group.  In addition, the Group paid an additional RMB6,000 to the original shareholder in 2007 since WITT Education met the operating performance target set forth in the purchase agreement, consequently increasing the goodwill by RMB6,000.

The purchase price for this 20% minority interest was allocated based on the fair values of the acquired assets and liabilities on the date of the acquisition.

The purchase price was allocated based on the fair value of the acquired assets and liabilities as follows:

		Weighted
		average remaining
	RMB	amortization period
Intangible assets:
Service agreement with a high school	3,154	18.7 years
Service agreements with other high schools	4,980	13.7 years
Total intangible assets	8,134	15.6 years
Deferred tax liabilities relating to intangible assets acquired	(1,907)
Goodwill (allocated to the international curriculum program segment)	6,573
Total	12,800

(b)                                 On February 13, 2007, Hongcheng Education acquired an additional 10% equity interest in Tianchang for cash consideration of RMB3,520.  After the acquisition, the equity interest in Tianchang increased to 72.5%.

The purchase price for the extra 10% equity interest was allocated based on the fair values of the acquired assets and liabilities on the date of the acquisition.  The following allocation of purchase price is preliminary and may be revised as further information becomes available to management.

RMB

Cash and cash equivalents	625
Accounts receivable	13
Amounts due from related parties	75
Property and equipment	355
Land use right	1,852
Amounts due to related parties	(74)
Net assets acquired	2,846
Goodwill (allocated to private primary and secondary schools segment)	674
Total	3,520

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In thousands, except share-related data)

3.             ACQUISITIONS - continued

(c)                                  On February 23, 2006, Hongcheng Liye acquired an 80% equity interest in Beijing BCIT by issuing 2,025,061 ordinary shares with a fair value of US$3,746 (an equivalent of RMB30,158) on the acquisition date.  Beijing BCIT provides international polytechnic education services (“BCIT program”).

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

The fair values of the ordinary shares issued in connection with these acquisitions were determined by a retrospective valuation.  The valuation analysis utilizes and considers generally accepted valuation methodologies such as the income, market, cost and actual transaction of the Group.  The Group has incorporated certain assumptions, which include projected cash flows and replacement costs.

The Group purchased the remaining 20% of the minority interest in Beijing BCIT for no additional consideration because Beijing BCIT did not meet the operating performance targets as stated in the original purchase agreement.  This transaction was completed in May 2007 and Beijing BCIT became wholly owned by the Group thereafter.  The Group incurred RMB200 transaction costs in connection with the acquisition of Beijing BCIT.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In thousands, except share-related data)

3.             ACQUISITIONS - continued

(d)                                 In May 2008, the Group acquired the remaining 20% equity interest in Gotop Electronic and Beijing Xuezhi from Tianjin Tianxingjian Co Lts., (“Tianxingjian”), which were engaged in providing online tutoring service, for an aggregate purchase price a cash consideration of RMB6,700 (US$982) and Gotop Electronic and Beijing Xuezhi became wholly owned by the Group.

The purchase price for this 20% minority interest was allocated based on the fair value of the acquired assets and liabilities on the date of acquisition.

		Weighted
		average remaining
	RMB	amortization period
Intangible assets:
Trade name	854	indefinite life
Online courseware	119	2 years
Agency agreements	61	5 years
Operation platform	69	5 years
Total intangible assets	1,103
Deferred tax liabilities relating to intangible assets acquired	(275)
Goodwill (allocated to the online tutoring segment)	5,872
Total	6,700

The following unaudited pro forma information summarizes the results of operations for the Group for the years ended December 31, 2006, 2007, and 2008  assuming that all significant acquisitions during the year ended December 31, 2006 occurred as of January 1, 2006; assuming that the significant acquisitions during the year ended December 31, 2007 occurred as of January 1, 2006 and 2007, respectively; and assuming that the significant acquisitions during the year ended December 31, 2008 occurred as of January 1, 2007 and 2008, respectively.  The pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations that would have resulted had the significant acquisitions occurred as of January 1, 2006, nor are they indicative of future operating results.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In thousands, except share-related data)

3.             ACQUISITIONS - continued

	Years ended December 31,
	2006	2007	2008
	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)

Pro forma net revenues	213,862	264,988	317,720
Pro forma net income (loss)	25,163	2,000	(43,046)
Pro forma net income (loss) per ordinary shares-basic	0.64	0.05	(0.75)
Pro forma net income (loss) per preferred A share shares-basic	0.64	0.05	—
Pro forma net income (loss) per preferred B share shares-basic	0.64	0.05	—
Pro forma net income (loss) per preferred C share shares-basic	0.64	0.05	—
Pro forma net income (loss) per preferred D share shares-basic	—	0.05	—
Income (loss) per share-diluted	0.59	0.04	(0.75)

4.                                      ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	December 31,
	2007	2008
	RMB	RMB

Accounts receivable	1,238	14,854
Less: allowance for doubtful accounts	—	—
Accounts receivable, net	1,238	14,854

Movement of allowance for doubtful accounts was as follow:

	December 31,
	2007	2008
	RMB	RMB

Balance as of January 1	—	—
Charged to expenses	4,031	1,042
Written off	(4,031)	(1,042)
Balances as of December 31	—	—

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In thousands, except share-related data)

5.                                      PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of:

	December 31,
	2007	2008
	RMB	RMB

Staff advances	1,911	1,877
Advance to an online school	5,009	2,457
Prepaid expenses	4,360	4,052
Advances to suppliers	6,212	3,782
Interest receivables	—	2,078
Value-added tax rebate receivable	—	6,005
	17,492	20,251

Advance to an online school represented amount loaned to an online education alliance program to fund its operations.  Advance to an online school is non-interest bearing and is payable on demand.  Value-added tax rebate receivable represented the accrued value added tax rebate from online degree programs which will be received in 2009.

6.                                      COST METHOD INVESTMENT

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

7.                                      LAND USE RIGHTS, NET

Land use rights, net consisted of the following:

	December 31,
	2007	2008
	RMB	RMB

Land use rights	28,137	30,138
Less: accumulated amortization	(1,188)	(1,794)
Land use rights, net	26,949	28,344

Amortization expenses for land use rights totaled RMB518, RMB533 and RMB606 for the years ended December 31, 2006, 2007, and 2008, respectively.  Future amortization expenses are RMB604 per year for each of the next five years through December 31, 2013.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In thousands, except share-related data)

8.                                      PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	December 31,
	2007	2008
	RMB	RMB

Buildings	72,248	123,428
Furniture, fixtures and equipment	34,983	47,179
Motor vehicles	8,983	9,630
Leasehold improvements	9,458	13,770
	125,672	194,007
Less: accumulated depreciation and amortization	(29,624)	(37,917)
	96,048	156,090
Construction in progress	34,697	5,835
	130,745	161,925

Depreciation and amortization expenses for the years ended December 31, 2006, 2007 and 2008 were RMB8,157, RMB8,206 and RMB12,212, respectively.

9.                                      INTANGIBLE ASSETS, NET

Intangible assets, net including those acquired as part of business combination consisted of the following:

	Years Ended December 31,
	2007			2008
	Gross		Net	Gross			Net
	carrying	Accumulated	carrying	carrying	Accumulated	Accumulated	carrying
	amount	amortization	amount	amount	amortization	Impairment	amount
	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Intangible assets with definite lives
Service agreements with universities and high schools	89,235	(6,550)	82,685	89,235	(9,916)	(29,057)	50,262
Operating platforms	690	(356)	334	759	(487)	—	272
Customer base	11,708	(7,684)	4,024	11,708	(10,934)	—	774
Online coursewares	3,504	(3,150)	354	3,623	(3,543)	—	80
Agency agreements	295	(177)	118	356	(244)	—	112
Contract rights	15,230	(4,194)	11,036	16,455	(5,347)	—	11,108
Prepaid operating contracts	4,464	(625)	3,839	4,464	(1,011)	—	3,453
Total intangible assets definite lives	125,126	(22,736)	102,390	126,600	(31,482)	(29,057)	66,061
Intangible assets with indefinite lives Trade name	3,462	—	3,462	4,316	—	—	4,316
Total	128,588	(22,736)	105,852	130,916	(31,482)	(29,057)	70,377

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In thousands, except share-related data)

9.                                      INTANGIBLE ASSETS, NET - continued

The carrying amount of intangible assets, net by operating segment was as follows:

	December 31,
	2007	2008
	RMB	RMB

Online degree programs	50,636	46,313
Private primary and secondary schools	3,840	3,453
Online tutoring program	3,737	4,645
International curriculum program	47,639	15,966
	105,852	70,377

Amortization expenses of intangible assets with definite lives were RMB8,294, RMB8,548 and RMB8,746 for the years ended December 31, 2006, 2007 and 2008, respectively.  Amortization expenses for intangible assets with definite lives for the next five years are follows:

Years ending December 31,	RMB

2009	5,132
2010	4,211
2011	3,436
2012	3,436
2013	3,436

10.          IMPAIRMENT

(a)                                  Intangible assets impairment

No impairment of intangible assets with definite lives was recorded in 2006 or 2007. The Group recorded impairment loss of intangible assets with definite lives of RMB29,057 for the year ended December 31, 2008.  The impairment loss is related to the international curriculum program, for which management has significantly reduced its profitability forecast due to adverse changes in the government regulatory environment and the resulting early termination of an agreement with a previous overseas partner of the Group.

(b)                                 Goodwill impairment

Management performed the annual goodwill test as of December 31, 2006, 2007 and 2008.  No impairment losses were recorded in 2006.  Based on the impairment assessment performed by management, the Company incurred a goodwill impairment charge of RMB16,192 and RMB41,036 for the years ended December 31, 2007 and 2008, respectively.

The impairment for the year ended December 31, 2007 charge relates to the Friendly Experimental Class program reporting unit (the “FEC program”) which is a component of the international curriculum program operating segment, as management has significantly adjusted downward the profitability forecast for this portion of the Company’s business.

Of the RMB41,036 impairment charge for the year ended December 31, 2008, RMB39,112 is related to the international curriculum program operating segment, for which management has significantly reduced its profitability forecast due to adverse change in government regulatory environment and the resulting early termination of its agreement with an overseas partner. The remaining impairment charge of RMB1,924 is related to the impairment charge taken for the private primary and secondary school program operating segment in 2008 and is primarily due to management’s assessment that construction of Jingzhou School’s South campus will be further delayed, and as a result there is no definite expected enrollment period.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In thousands, except share-related data)

10.          IMPAIRMENT - continued

(b)                                 Goodwill impairment - continued

The fair values of the reporting units were established using a combination of market approach and income approach valuation methodology.  The discounted cash flows for each reporting unit were based on discrete five year financial forecasts developed by management for planning purposes.  Cash flows beyond the five year discrete forecast were estimated using a terminal value calculation, which incorporated historical and forecasted financial trends for each reporting unit and considered long-term earnings growth rates for publicly traded peer companies.  Specifically, the income approach valuations included reporting unit cash flow discount rate at approximately 24%, 20% and 23.5%, and a terminal value growth rate at 3% for the international curriculum program, online degree and online tutoring respectively.  Publicly available information regarding the market capitalization of the Company was also considered in assessing the reasonableness of the cumulative fair values of the reporting units estimated using the discounted cash flow methodology.

The changes in the carrying amount of goodwill by operating segments for the years ended December 31, 2007 and 2008 were as follows:

	Online	Private primary	Online	International
	degree	and secondary	tutoring	curriculum
	program	schools	program	program	Total
	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2007	12,860	1,250	14,926	47,473	76,509
Goodwill acquired during the year	—	674	—	12,328	13,002
Goodwill impairment during the year	—	—	—	(16,192)	(16,192)
Balance as of December 31, 2007	12,860	1,924	14,926	43,609	73,319
Goodwill acquired during the year	—	—	5,872	—	5,872
Goodwill impairment during the year	—	(1,924)	—	(39,112)	(41,036)
Balance as of December 31, 2008	12,860	—	20,798	4,497	38,155

11.                               ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2007	2008
	RMB	RMB

Advances from students	8,541	10,774
Accrued expenses	1,913	1,918
Accrued professional fees	13,247	5,571
Accrued employee payroll and welfare benefits	14,375	28,294
Other payables	4,020	5,072
	42,096	51,629

Advances from students represented amounts received for books and materials, which the Group collected from students on behalf of third party vendors.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In thousands, except share-related data)

12.                               OTHER TAXES PAYABLE

Other taxes payable consisted of the following:

	December 31,
	2007	2008
	RMB	RMB

Value-added taxes payable	3,057	5,272
Business taxes payable	3,064	6,156
Individual income taxes payable	465	488
Real estate tax	80	92
	6,666	12,008

The Group is subject to business taxes at a rate of 5% to 5.5%, which are applied to service revenue generated from online education programs.  The Group is also required to withhold PRC individual income taxes on employees’ payroll for remittance to the tax authorities.

13.                               SHARE OPTION PLAN

The Group’s original employee share option plan (the “Original Plan”) was effective on August 10, 2000 and allowed the Group to offer a variety of incentive awards to employees and non-employee directors of the Group and any consultant who performs services for the Group.  Pursuant to the Original Plan, an incentive option could only be granted to employees and a non-qualified option could be granted to employees, non-employee directors and consultants.  The number of option shares granted under the Original Plan was not permitted to exceed 15% of the aggregate number of the issued and outstanding shares of the Company, calculated on a fully-diluted basis.  Under the terms of the Original Plan, the exercise price for an incentive option shall not be less than 100% of the fair market value of the ordinary share on the date of grant.  Option vesting schedule shall be more than three years and no acceleration for option vesting schedule shall be permitted, unless approved by Board of Directors.  On December 13, 2004, an Amended and Restated Stock Option Plan (the “Amended Plan”) became effective, and replaced the Original Plan.  Under the Amended Plan, options to purchase ordinary shares increased to 12,846,621.

In March 2007, the Company adopted the Second Amended and Restated Stock Option Plan (the “Second Amended Plan”), which replaced the Amended Plan and provided for the grant of restricted shares as well as options.  Under the Second Amended Plan, the Company was permitted to grant options to purchase up to 12,846,621 ordinary shares to the Group’s employees, directors and consultants.  The minimum option vesting period for any option grants under the Second Amended Plan was three years and acceleration of option vesting was not permitted, unless approved by the Board of Directors.

The terms of the Second Amended Plan did not permit incentive stock options to be granted to greater than 10% shareholders unless the exercise price equaled at least 110% of the fair market value.

The Group adopted the equity incentive plan (the “Equity Incentive Plan”) in November 2007.  The Equity Incentive Plan replaced the Second Amended Plan adopted in March 2007.  The Equity Incentive Plan allows the Group to offer a variety of incentive awards to employees and non-employee directors of the Group and any consultant who performs services for the Group.  Pursuant to the Equity Incentive Plan, an incentive share option (“ISO”) may only be granted to employees and a non-qualified option may be granted to employees, non-employee directors and consultants.  Not more than 12,846,621 shares may be issued under the Equity Incentive Plan; provided, however, that there shall be an annual increase on January 1 of each year in an amount equal to two percent (2%) of the total number of the Company’s outstanding shares at December 31 of the preceding calendar year.  Under the terms of the Equity Incentive Plan, the exercise price for an ISO shall not be less than 100% of the fair market value per share on the grant date.  However, in the case of an ISO awarded to a grantee who at the time of grant owned shares representing more than 10% of the combined voting power of all classes of the Company’s share capital (including any equity of any of the Company’s Chinese subsidiaries), the exercise price of option may not be less than 110% of the fair market value of the ordinary shares on the date of grant of such ISO and the option period may not be greater than five years from the date of grant.  The minimum option vesting period for any option grant is three years and acceleration of vesting is not permitted, unless approved by the Board of Directors.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In thousands, except share-related data)

13.                               SHARE OPTION PLAN - continued

All options granted will vest over periods ranging from immediately to four years and any unexercised options will expire ten years from the date of grant.  As of December 31, 2007 and 2008, respectively, options to purchase 9,435,000 and 9,892,800 ordinary shares were outstanding, and options to purchase 161,621 and 565,685 ordinary shares remained available for future grants.

Options to employees

Through December 31, 2008, the Group had granted to its employees, officers, and directors an accumulated total of 14,354,400 share options to purchase ordinary shares, all of which were exercisable in US$.

For the share options granted after January 1, 2006, the Group recorded compensation expense under the fair value method according to SFAS No. 123R, estimated using the Black-Scholes option pricing model.  The Group recorded a total compensation expense of RMB2,677, RMB3,643 and RMB5,226 for the years ended December 31, 2006, 2007 and 2008, respectively.

The following assumptions were used in the employee option pricing model:

	2006	2007	2008

Weighted average risk-free interest rate	4.68%	4.45%	2.62%
Weighted average expected option life (years)	4.8	5.0	6.0
Weighted average volatility rate	47.6%	44.1%	46.6%
Weighted average dividend yield	—	—	—

Options to non-employees

On May 20, 2004, the Group granted 5,000 share options with an exercise price of US$1.09 (RMB9.02) per share to a legal advisor for the settlement of prior services rendered to the Group, which options were fully vested in 2006.  On January 21, 2008, the Group granted 4,000 share options with an exercise price of US$2.07 (RMB14.12) per share to two consultants.  The Group recorded compensation expense of RMB34, RMBnil and RMB5 for the years ended December 31, 2006, 2007 and 2008, respectively, estimated using the Black-Scholes option pricing model.

The following assumptions were used in the non-employee option pricing model:

	2006	2008

Weighted average risk-free interest rate	4.66%	2.64%
Weighted average expected option life (years)	6.5	6.0
Weighted average volatility rate	53%	44%
Weighted average dividend yield	—	—

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In thousands, except share-related data)

13.                               SHARE OPTION PLAN - continued

The following assumptions were used in the employee and non-employee option pricing model:

(1)                                  Volatility

The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of the Company’s ordinary shares and listed shares of comparable companies over a period comparable to the expected term of the options.

(2)                                  Risk-free interest rate

Risk-free interest rate was estimated based on the yield to maturity of treasury bonds of the United States with a maturity period close to the expected term of the options.

(3)                                  Expected term

As the Company did not have sufficient historical data on the exercise of share options, it estimated the expected term as the average between the weighted average vesting period of the options and the contractual term.

(4)                                  Dividend yield

The Company assumed a zero dividend yield based on its expected dividend policy over the expected term of the options.  The Company anticipates growing its business with internally generated cash and does not expect to pay dividends in the foreseeable future, nor has it paid any dividends to date.

(5)                                  Exercise price

The exercise price of the options was determined by the Board of Directors.

(6)                                  Fair value of underlying ordinary shares

When estimating the fair value of the ordinary shares on the grant dates before the Company’s initial public offering (“IPO”), management considered a number of factors, including the result of equity transactions of the Company, while taking into account standard valuation methods and the achievement of certain events.  After the IPO, the closing market price of the Company’s ordinary shares as of the grant date was used as the fair value of the underlying ordinary shares on that date.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In thousands, except share-related data)

13.                               SHARE OPTION PLAN - continued

Summary of share options to employees and non-employee

A summary of the share option activity, including grants to both employees and non-employees, was as follows.  Each of the fair value of the ordinary shares, intrinsic value and exercise prices set forth in the tables below are denominated in US$ because the share options are exercisable in US$.

	Outstanding options
		Weighted	Weighted average
	Number of	average exercise	grant-date
	options	price per share	fair value
		US$	US$

Outstanding at January 1, 2006	9,026,050	1.08	1.01
Granted	1,056,350	1.85	1.85
Exercised	(550,000)	0.26	0.92
Cancelled	(849,800)	1.20	1.19
Outstanding at December 31, 2006	8,682,600	1.22	1.10
Granted	925,000	2.85	3.05
Exercised	—	—	—
Cancelled	(172,600)	1.43	1.43
Outstanding at December 31, 2007	9,435,000	1.38	1.29
Granted	1,279,000	1.86	1.86
Exercised	(306,825)	0.85	0.72
Cancelled	(413,306)	2.77	3.00
Expired	(101,069)	1.60	1.60
Outstanding at December 31, 2008	9,892,800	1.40	1.30

The weighted average per share fair values of options as of their respective grant dates were as follows:

	December 31,
	2006	2007	2008

US$

US$

US$

Options	0.86	1.28	0.89

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In thousands, except share-related data)

13.                               SHARE OPTION PLAN - continued

Summary of share options to employees and non-employee - continued

The following table summarizes information regarding options issued within the 12-month period prior to December 31, 2008:

				Fair value of			Intrinsic value
Grant date	No. of shares	Exercise price		ordinary shares			at grant date

January 21, 2008	154,000	US$	2.07	US$	2.07	*	—
March 18, 2008	730,000	2.13		2.13		*	—
August 15, 2008	375,000	1.27		1.27		*	—
September 9, 2008	20,000	1.56		1.56		*	—

*                                         Determined based on the closing market price of the ADS, as quoted on the NASDAQ Global Market on the grant date, divided by three.

The following table summarizes information with respect to employee and non-employee share options outstanding at December 31, 2008:

	Options outstanding				Options exercisable
		Weighted		Weighted		Weighted		Weighted
		average	Weighted	average		average	Weighted	average
	Number	remaining	average	intrinsic	Number	remaining	average	intrinsic
	outstanding	contractual life	exercise price	value	exercisable	contractual life	exercise price	value
			US$	US$			US$	US$

Average exercise price:
US$
0.50	926,000	3.72 years	0.50	1.13	926,000	3.72 years	0.50	1.13
0.86	438,000	5.90 years	0.86	0.77	438,000	5.90 years	0.86	0.77
1.00	645,000	2.32 years	1.00	0.63	645,000	2.32 years	1.00	0.63
1.09-1.85	6,466,500	6.45 years	1.31	0.36	5,747,583	6.18 years	1.28	0.38
1.86-2.85	837,300	9.20 years	2.12	—	—	—	—	—
2.86-3.05	580,000	8.36 years	2.87	—	193,333	8.36 years	2.87	—
	9,892,800	6.24 years	1.35	0.41	7,949,916	5.62 years	1.18	0.50

The weighted average intrinsic value in the table above represents the difference between the Company’s estimated fair value as of December 31, 2008 and the weighted average exercise price.

Total intrinsic value of options exercised for the years ended December 31, 2006, 2007 and 2008 was RMB365, RMB nil and RMB1,629, respectively.

As of December 31, 2008, there was RMB9,095 unrecognized share-based compensation cost related to share options.  That deferred cost is expected to be recognized over a weighted-average vesting period of 1.87 years.  To the extent the actual forfeiture rate is different from the Company’s original estimate, the actual share-based compensation cost related to these awards may differ from such estimate.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In thousands, except share-related data)

13.                               SHARE OPTION PLAN - continued

Summary of share options to employees and non-employees - continued

For share-based compensation awards that were granted to employees prior to January 1, 2006 that are not yet vested and continue to be reported under APB Opinion 25, the following is the Group’s pro forma net income (loss) that would have been reported if such awards were accounted for under SFAS No. 123R:

	2006	2007	2008
	RMB	RMB	RMB

Net income (loss), as reported	25,539	2,487	(43,019)
Add: Share-based compensation as reported	2,711	3,643	5,231
Less: Share-based compensation determined using the fair value method	7,355	7,108	5,686
Pro forma net income (loss) attributable to ordinary shareholders	20,895	(978)	(43,474)
Basic income (loss) per share:
As reported	0.65	0.06	(0.75)
Pro forma	0.53	(0.02)	(0.75)
Diluted income (loss) per share:
As reported	0.60	0.05	(0.75)
Pro forma	0.49	(0.02)	(0.75)

14.                               INCOME TAXES

The Company is a tax-exempt entity incorporated in the Cayman Islands.

BJ-BCIT and BJ-WITT are tax exempt entities incorporated in the British Virgin Islands.

The Company’s subsidiaries and variable interest entities incorporated in the PRC are governed by the Enterprise Income Tax Law (the “EIT Law”) of the PRC that went into effect January 1, 2008.  Prior to January 1, 2008, the statutory income tax rate was 33%. Pursuant to the EIT Law, the PRC enterprises are now subject to income tax at a statutory rate of 25% on PRC taxable income, except for entities that enjoy a tax holiday or preferential tax treatment.

From January 1, 2008, seven of the Company’s subsidiaries and variable interest entities have been reapproved and classified as “high and new technology enterprises” and, therefore, enjoy a preferential income tax rate of 15%. Four of these subsidiaries (Hongcheng Liye, Hongcheng Education, Gotop Hongcheng and Beiyuda) will continue to enjoy full exemptions for 3 years starting from the commencement of their respective tax holidays, followed by a 50% reduction for the next 3 years, according to the previous treatment and transitional rules (see table below).  The remaining three subsidiaries (CMR WEB, Zhongcai and ZhongNongda Network) are also subject to a preferential income tax rate of 15%. While the certificates granted to these entities are valid for three years, the Company believes it will be able to successfully reapply for their renewal as the Company believes these entities will continue to meet the published criteria. These seven subsidiaries have used the reduced applicable tax rate in calculations of deferred tax balances related to the acquired intangible assets for the foreseeable future.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In thousands, except share-related data)

14.                               INCOME TAXES - continued

PRC Entity	PRC Statutory income tax rate	Concession from Chinese Statutory income tax	Year of commencement of tax holiday
	(%)

Hongcheng Liye	15	Full exemption for 3 years starting from the commencement of tax holiday followed by a 50% reduction for the next 3 years thereafter	2003

Hongcheng Education	15	Full exemption for 3 years starting from the commencement of tax holiday followed by a 50% reduction for the next 3 years thereafter	2005

Gotop Hongcheng	15	Full exemption for 3 years starting from the commencement of tax holiday followed by a 50% reduction for the next 3 years thereafter	2006

Beiyuda	15	Full exemption for 3 years starting from the commencement of tax holiday followed by a 50% reduction for the next 3 years thereafter	2006

One of the Company’s majority owned subsidiaries, Chongda, qualified as a “software enterprise” and was granted a two-year income tax exemption by the relevant tax authorities for 2006 and 2007, followed by a 50% reduction in tax rates for 2008, 2009 and 2010.

The current and deferred components of the income tax expense appearing in the consolidated statements of operation are as follows:

	Year ended December 31,
	2006	2007	2008
	RMB	RMB	RMB

Current tax	9,475	16,286	11,860
Deferred tax	(2,481)	(1,283)	(8,387)
	6,994	15,003	3,473

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In thousands, except share-related data)

14.                               INCOME TAXES - continued

The principal components of the Group’s deferred income tax assets and liabilities are as follows:

	December 31,
	2007	2008
	RMB	RMB

Current deferred tax assets
Deferred revenue	9,521	3,986
Net current deferred tax assets	9,521	3,986
Non-current deferred tax assets
Intangible assets	1,273	1,204
Deferred revenue	143	219
Net operating loss carryforwards	399	3,129
Total non-current deferred taxes	1,815	4,552
Less: valuation allowance on deferred tax assets	(399)	(2,456)
Total non-current deferred taxes	1,416	2,096
Non-current deferred tax liabilities
Property and equipment	774	249
Intangible assets	23,262	10,820
Total deferred tax liabilities	24,036	11,069

The Group has net operating loss carryforwards of RMB12,515 from its PRC subsidiaries for the year ended December 31, 2008 that will expire on various dates between December 31, 2009 and December 31, 2013.

As of December 31, 2008, a valuation allowance of RMB2,456 was provided against deferred tax assets arising from net operating loss carryforwards of certain of the Group’s PRC subsidiaries and variable interest entities due to the Group’s determination that it is more likely than not that these deferred tax assets related to the respective entities will not be realized.  Adjustments will be made to the valuation allowance if events occur in the future that indicate changes in the amount of deferred tax assets that may be realized.

The Group operates through multiple subsidiaries and variable interest entities and the valuation allowances are considered separately for each subsidiary and variable interest entity.  The Group does not file consolidated tax returns, and, therefore, losses and deferred taxes from one subsidiary or variable interest entity may not be used to offset another subsidiary’s or variable interest entity’s earnings or deferred taxes.

Reconciliation between total income tax expense and the amount computed by applying the statutory income tax rate to income before income taxes is as follows:

	Years ended December 31,
	2006	2007	2008
	%	%	%

Statutory rate	33	33	25
Tax holiday	(45)	(42)	406
Effect on tax rates in different tax jurisdiction	3	7	(116)
Permanent book-tax differences	20	27	(356)
Changes in valuation allowance	1	—	(34)
Increased in unrecognized tax benefit	—	1	(36)
Effect of new tax law	—	9	—
Effective tax rates	12	35	(111)

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In thousands, except share-related data)

14.                               INCOME TAXES - continued

For the years ended December 31, 2006, 2007 and 2008, if the Company’s subsidiaries and variable interest entities in the PRC had not been awarded tax holidays or received special tax concessions, provision for income taxes, net income (loss), and net income (loss) per share would have been as follows:

	Years ended December 31,
	2006	2007	2008
	RMB	RMB	RMB

Net income (loss), as reported	25,539	2,487	(43,019)
Less: Increase in provision for income taxes	25,251	18,006	10,862
Pro forma net income (loss)	288	(15,519)	(53,881)
Pro forma net income (loss) per ordinary share-basic	—	(0.37)	(0.93)
Pro forma net income (loss) per preferred A share-basic	—	—	—
Pro forma net income (loss) per preferred B share-basic	—	—	—
Pro forma net income (loss) per preferred C share-basic	—	—	—
Pro forma net income (loss) per preferred D share-basic	—	—	—
Pro forma net income (loss) per ordinary share-diluted	—	(0.37)	(0.93)

In June 2006, the FASB issued FIN 48, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  As a result of the Group’s adoption of FIN 48 on January 1, 2007, the accumulated unrecognized tax benefits was RMB4,332 and RMB5,473 as of December 31, 2007 and 2008, respectively.  The Group recognized RMB3,744 accumulated impact of unrecognized tax benefit to accumulated deficits as of January 1, 2007.

The Group has adopted the accounting policy that interest recognized in accordance with paragraph 15 of FIN 48 and penalties recognized in accordance with paragraph 16 of FIN 48 are classified as part of its income taxes.  RMB269 interest and RMB nil penalties were recognized in the consolidated financial statements for the year the ended December 31, 2008.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

RMB
Balance at January 1, 2007	3,744
Additions based on tax positions related to the current year	—
Additions for tax positions of prior years	—
Reductions for tax positions of current year	—
Audit settlement paid in current year	—
Other - interest and penalty	588
Balance at January 1, 2008	4,332
Additions based on tax positions related to the current year	872
Additions for tax positions of prior years	—
Reductions for tax positions of current year	—
Audit settlement paid in current year	—
Other - interest and penalty	269
Balance at December 31, 2008	5,473

The Group’s subsidiaries and variable interest entities are subject to taxation in China.  There are no ongoing examinations by taxing authorities at this time.  Tax years of each of the Company’s subsidiaries and variable interest entities from 2003 through 2008 remain subject to review and potential recourse by the PRC.

The Group does not anticipate any significant change within 12 months of this reporting date of its uncertain tax positions.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In thousands, except share-related data)

14.          INCOME TAXES - continued

Under PRC tax laws in effect prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises, such as dividends paid to overseas holding companies by PRC subsidiaries, were exempt from PRC withholding tax.  Under the EIT Law and its implementation rules which became effective on January 1, 2008, dividends declared on earnings generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement.  The Cayman Islands, where the Company is incorporated, does not have a tax treaty with China.

Since the Group’s subsidiaries located in the PRC had aggregate accumulated losses of approximately RMB4,351 as of December 31, 2008, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company under APB opinion No.23, Accounting for Income Taxes-Special Areas.  Accordingly, no deferred tax liability has been accrued for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company as of December 31, 2008.

Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of carrying amount over tax basis, including those differences attributable to a more than 50% interest in a domestic subsidiary.  However, recognition is not required in situations where the tax law provides a means by which reported amounts of such interest investment can be recovered tax-free and the enterprise expects that it will ultimately use that means.  The Group has not recorded any such deferred tax liability attributable to the financial interest in its variable interest entities because the variable interest entities were in an accumulated loss position as of December 31, 2008.

Furthermore, the EIT Law includes a provision specifying that legal entities organized outside China will be considered residents for Chinese income tax purposes if their place of effective management or control is within China.  If legal entities organized outside China were considered residents for Chinese income tax purpose, they would become subject to the EIT Law on their worldwide income.  This would cause income any legal entities organized outside China earned to be subject to China’s 25% EIT.  The Implementation Rules to EIT Law provide that non-resident legal entities will be considered China residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. resides within China.  Pursuant to the additional guidance released by the Chinese government on April 22, 2009, management does not believe that the legal entities organized outside China should be characterized as China tax residents for EIT Law purposes.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In thousands, except share-related data)

15.                               NET INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net income (loss) per share for the periods indicated:

	Years ended December 31,
	2006	2007	2008
	RMB	RMB	RMB

Net income (loss)-basic (numerator):
Net income (loss) attributable to ordinary shareholders	12,077	1,215	(43,019)
Net income allocated to Series A preferred shares	3,355	295	—
Net income allocated to Series B preferred shares	7,907	682	—
Net income allocated to Series C preferred shares	2,200	190	—
Net income allocated to Series D preferred shares	—	105	—
Net income (loss) attributable to ordinary shareholders-diluted (numerator)	25,539	2,487	(43,019)
Shares (denominator):
Weighted average ordinary shares outstanding used in computing basic net income (loss) per share	18,540,732	20,585,074	57,679,504
Weighted average preferred A shares using if-converted method	5,150,000	4,991,507	—
Weighted average preferred B shares using if-converted method	12,140,495	11,561,814	—
Weighted average preferred C shares using if-converted method	3,378,379	3,221,030	—
Weighted average preferred D shares using if-converted method	—	1,787,745	—
Incremental weighted average ordinary shares from assumed conversions of stock option and warrants using treasury stock method:
Employee options (treasury share effect)	2,668,170	3,714,016	—
Non-employee options (treasury share effect)	335,260	436,936	—
Warrants (treasury share effect)	495,177	1,024,062	—
Weighted average ordinary shares outstanding used in computing diluted net income (loss) per share	42,708,213	47,322,184	57,679,504
Net income (loss) per ordinary share-basic	0.65	0.06	(0.75)
Net income (loss) per preferred A share-basic	0.65	0.06	—
Net income (loss) per preferred B share-basic	0.65	0.06	—
Net income (loss) per preferred C share-basic	0.65	0.06	—
Net income (loss) per preferred D share-basic	—	0.06	—
Net income (loss) per ordinary share-diluted	0.60	0.05	(0.75)

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

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In thousands, except share-related data)

15.                               NET INCOME (LOSS) PER SHARE - continued

For the years ended December 31, 2006, 2007, and 2008, the Company had the following securities outstanding, which could potentially dilute basic net income per share in the future, but were excluded from the computation of diluted net income (loss) per share in 2006, 2007 and 2008 because their effect would be anti-dilutive:

	Years ended December 31,
	2006	2007	2008

Preferred A shares	—	—	—
Preferred B shares	—	—	—
Preferred C shares	—	—	—
Outstanding employee options to purchase ordinary shares	—	—	9,892,800
Outstanding warrants to purchase ordinary shares	—	—	1,933,677

16.          LONG-TERM DEBT

During the year ended December 31, 2007, the Group purchased office space for RMB55,773, including RMB26,430 pursuant to a mortgage loan from a commercial bank, which loan had a repayment term of 5 years and bore interest at a rate of 13% per annum.  This mortgage loan was fully repaid during the year ended December 31, 2008.

17.          WARRANTS

In conjunction with the issuance of convertible notes in 2002, the Company also issued to the convertible note holder a stock purchase warrant providing for the right to purchase 300,000 shares of Series A preferred shares of the Company at US$1.00 per share.  The stock purchase warrants expired five years from the date of grant.  The fair value and the allocated value of the warrants were approximately RMB1,452 (US$175) and RMB1,235 (US$149), respectively, at the grant date.  The Company issued 300,000 shares of Series A preferred shares upon exercise of the stock purchase warrant in September 2007.

Pursuant to the terms of a Series B preferred share agreement dated December 13, 2004, the Company granted warrants to one of its Series B preferred shareholder, Tiger Global Private Investment Partners II, L.P. and Tiger Global II, L.P. (collectively, “Tiger Global”), to purchase up to 1,768,300 ordinary shares.  These warrants have an exercise price of US$1.48 per share and are exercisable at any time prior to December 13, 2009.  The fair value and the allocated value of the warrants were approximately RMB4,719 (US$570) and RMB4,487 (US$542) at the grant date, respectively.

In November 2008, the Company entered into a share repurchase agreement with Tiger Global.  The share repurchase agreement stipulated that the 1,768,300 warrants held by Tiger Global, which represented the right to purchase an aggregate of 1,768,300 ordinary shares, would be cancelled.  The Company recorded the first batch of cancelled warrants in November 2008, representing 321,109 underlying ordinary shares, and has recorded the second batch of cancelled warrants in January 2009, representing an additional 1,447,191 underlying ordinary shares.

Pursuant to the terms of a Series C preferred share agreement dated July 14, 2005, the Company granted warrants to Series C preferred shareholders to purchase up to 608,108 ordinary shares.  The warrants have an exercise price of US$1.85 per share and are exercisable commencing on July 14, 2005 and ending on August 12, 2010.  The fair value and the allocated value of the warrants were approximately RMB2,459 (US$305) and RMB2,353 (US$292), respectively, at the grant date.

Up to the end of 2008, 121,622 warrants were exercised at US$1.85 to purchase the same number of ordinary shares, the fair value of the exercised warrants was approximately RMB471 (US$65).

As of December 31, 2008, the total number of shares underlying the above referenced warrants was 1,933,677.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In thousands, except share-related data)

18.          SHARE REPURCHASES

Pursuant to the November 2008 share repurchase agreement with Tiger Global (discussed in Note 17), the Company agreed to purchase from Tiger Global an aggregate of 8,364,634 ordinary shares (2,788,211 ADSs) at US$1.3167 per ordinary share (US$3.95 per ADS), for an aggregate purchase price of RMB75,315 (US$11,014).  The agreement also stipulated that all warrants held by Tiger Global, which represented the right to purchase an aggregate of 1,768,300 ordinary shares, would be cancelled.  Up to December 31, 2008, the Company has repurchased and cancelled 1,518,949 ordinary shares and 321,109 warrants for an aggregate consideration of RMB13,668 (US$2,000).  Subsequent to December 31, 2008, the Company has repurchased and cancelled 6,845,685 ordinary shares and 1,447,191 warrants for an aggregate consideration of RMB61,647 (US$9,014) in January 2009.

In addition, the Company has in place a share repurchase plan.  Pursuant to this plan, the Company repurchased an aggregate of 2,183,634 ordinary shares in open market transactions conducted between July 2008 and December 2008 for cash consideration of RMB20,522 (US$3,002).  The repurchases were made at an average price of US$1.37 per ordinary share (US$4.11 per ADS).

19.          MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees.  Chinese labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries.  Total provisions for such employee benefits were RMB8,267, RMB14,659 and RMB20,225 for the years ended December 31, 2006, 2007 and 2008, respectively.

20.          COMMITMENTS

(a)           Pursuant to a contract signed between Hongcheng Technology and another university, Hongcheng Technology has committed to contribute RMB35,000 for the use of the university’s education resources.  As of December 31, 2008, the remaining commitment is approximately RMB5,000, which is expected to be paid within the next two years.

(b)                                 Pursuant to a contract signed between Hongcheng Education and a middle school for the use of the school’s education resources, Hongcheng Education has committed to pay a royalty fee of RMB650 per annum from 2005 to 2007, RMB1,000 per annum from 2008 to 2010, and RMB1,200 per annum from 2011 to 2024.  The aggregate of the fees committed through 2024 were recognized as expenses on a straight-line basis with the difference between the amount paid and the amount recognized reported as deferred commitment fees.  For the years ended December 31, 2007 and 2008, the amounts reported as expenses were RMB1,088 during both periods.  The amounts recorded as deferred commitment fees as of December 31, 2007 and 2008 were RMB1,313 and RMB1,400, respectively.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In thousands, except share-related data)

20.                               COMMITMENTS - continued

(c)                                  The Group leases certain office premises under non-cancelable operating leases through 2012.  Rent expenses under operating leases for 2006, 2007, and 2008 were RMB7,264, RMB9,088, and RMB10,814, respectively.

Future minimum lease payments under non-cancelable operating leases agreements are as follows:

Years ending December 31,	RMB

2009	6,408
2010	3,719
2011	1,422
2012	746
12,295

(d)                                 As of December 31, 2008, the Group had commitments totaling RMB102,926 for the expansion of the schools in Anqing and Jingzhou, which included capital commitments for on-going construction in progress of RMB7,704.  Since the construction of Jinzhou School is delayed, the Company is unable to make reasonable estimates regarding the timing of capital commitments for Jingzhou School.  The capital commitments of Anqing are expected to be paid within the next two years.

21.          SEGMENT AND GEOGRAPHIC INFORMATION

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

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In thousands, except share-related data)

21.                               SEGMENT AND GEOGRAPHIC INFORMATION - continued

The following sets forth the relevant information for the Group’s operating segments:

	December 31,
	2007	2008
	RMB	RMB
Assets
Online degree program	366,200	516,318
Private primary and secondary schools	74,400	94,920
Online tutoring program	35,390	44,118
International curriculum program	109,039	40,949
Reconciling amounts	395,039	222,555
Total assets	980,068	918,680

Significant reconciling item:
Corporate assets	395,039	222,555

Liabilities
Online degree program	119,426	101,215
Private primary and secondary schools	45,311	71,596
Online tutoring program	23,237	30,332
International curriculum program	37,017	26,992
Reconciling amounts	18,347	14,401
Total liabilities	243,338	244,536

Significant reconciling item:
Corporate liabilities	18,347	14,401

	Years ended December 31,
	2006	2007	2008
	RMB	RMB	RMB

Revenue
Online degree program	156,845	202,185	255,388
Private primary and secondary schools	10,874	13,356	19,289
Online tutoring program	17,384	18,013	15,436
International curriculum program	28,428	31,434	27,607
Total revenue	213,531	264,988	317,720

Cost of revenue
Online degree program	51,215	58,027	76,224
Private primary and secondary schools	8,429	10,944	17,572
Online tutoring program	3,452	3,875	4,017
International curriculum program	17,212	23,503	19,920
Total cost of revenue	80,308	96,349	117,733

Gross profit
Online degree program	105,630	144,158	179,164
Private primary and secondary schools	2,445	2,412	1,717
Online tutoring program	13,932	14,138	11,419
International curriculum program	11,216	7,931	7,687
Total gross profit	133,223	168,639	199,987

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In thousands, except share-related data)

21.                               SEGMENT AND GEOGRAPHIC INFORMATION - continued

The Company does not allocate operating expenses to individual segments when making decisions about allocating resources to such segments and assessing their performance.  The Group primarily operates in the PRC.  All of the Group’s long-lived assets are located in the PRC.

Revenue from each type of services the Group provides was as follows:

	Years ended December 31,
	2006	2007	2008
	RMB	RMB	RMB

Third parties:
Online education technical and consulting services	29,549	40,801	45,618
Traditional classroom education services	39,301	44,790	46,896
Online tutoring services	17,384	18,013	15,436
Licensing of online education technology platform and courseware	2,052	—	—
	88,286	103,604	107,950
Related parties:
Online education technical and consulting services	125,245	161,384	209,770
Traditional classroom education services	—	—	—
Online tutoring services	—	—	—
Licensing of online education technology platform and courseware	—	—	—
	125,245	161,384	209,770
	213,531	264,988	317,720

The carrying amounts of goodwill and intangible assets by operating segment were as follows:

	December 31,
	2007	2008
	RMB	RMB
Intangible assets, net:
Online degree program	50,636	46,313
Private primary and secondary schools	3,840	3,453
Online tutoring program	3,737	4,645
International curriculum program	47,639	15,966
	105,852	70,377
Goodwill:
Online degree program	12,860	12,860
Private primary and secondary schools	1,924	—
Online tutoring program	14,926	20,798
International curriculum program	43,609	4,497
	73,319	38,155

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In thousands, except share-related data)

22.          RELATED PARTY TRANSACTIONS

The minority shareholders of a number of the Group’s majority owned subsidiaries are universities that also purchase exclusive online education technical and consulting services from the Group.  These universities are considered related parties of the Group.  Revenue generated from services provided to these universities was as follows:

	Years ended December 31,
	2006	2007	2008
	RMB	RMB	RMB

Online education technical and consulting services:
Online Education School of Dongbei University of Finance and Economics	32,529	34,132	42,403
Online Education School of Renmin University of China	38,124	54,743	70,197
Online Education School of Chongqing University	14,887	19,391	28,719
Online Education School of China Agricultural University	39,705	43,995	48,315
Online Education School of Beijing Language and Culture University	—	9,123	19,153
Online Education School of Central University of Finance and Economics	—	—	983
Total	125,245	161,384	209,770

Deferred revenue associated with services provided to related parties was as follows:

	December 31,
	2007	2008
	RMB	RMB

Online Education School of Dongbei University of Finance and Economics	6,345	7,657
Online Education School of Renmin University of China	13,897	17,395
Online Education School of Chongqing University	7,527	8,668
Online Education School of China Agricultural University	13,732	11,815
Online Education School of Beijing Language and Culture University	5,906	10,080
	47,407	55,615

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In thousands, except share-related data)

22.                               RELATED PARTY TRANSACTIONS - continued

As of December 31, 2007 and 2008, the following balances were due from related parties:

	December 31,
	2007	2008
	RMB	RMB

Schools owned by the minority shareholders of the Company’s subsidiaries:
Online Education School of Dongbei University of Finance and Economics (ii)	22,290	28,275
Online Education School of Renmin University of China (ii)	33,782	65,792
Online Education School of Chongqing University (ii)	34,340	30,312
Online Education School of China Agricultural University of China (ii)	39	3,617
Online Education School of Beijing Language and Culture University (ii)(iii)	12,258	20,397
Online Education School of Central University of Finance and Economics (ii)	—	49
Minority shareholders of the Company’s majority-owned subsidiaries:
Shanghai Guangdian Communication Network Co., Ltd. (i)	1,100	1,000
Company owned by shareholder or management:
Wellent Institute of Education International (Asia) Limited (i)	1,000	1,000
Equity owners of the Company’s subsidiaries:
Wu Jiayong (i)	—	30
Liu Xin	713	—
	105,522	150,472

(i)                                     The amounts represent cash advances that are expected to be collected in 2009.

(ii)                                  The fees for services provided to the online schools are collected on a periodic basis.  The excess amount of revenue recognized over the cash collection is recorded as amounts due from related parties.

(iii)                               In 2007, the Group wrote off RMB2,918 in uncollectible amounts due to a dispute with Beijing Language and Culture University.

All of the amounts due from related parties are unsecured and non-interest bearing.  The Group expects the amounts to be received within the next 12 months.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In thousands, except share-related data)

22.          RELATED PARTY TRANSACTIONS - continued

As of December 31, 2007 and 2008, the following balances were due to related parties:

	December 31,
	2007	2008
	RMB	RMB
Former owner of an entity consolidated by the Company:
Fourth Middle School of Anqing (ii)	2,442	3,632
Schools owned by the minority shareholders of the Company’s subsidiaries:
Online Education School of Dongbei University of Finance and Economics (i)	25,826	22,018
Online Education School of Chongqing University (i)	48	79
Online Education School of Central University of Finance and Economics (i)	—	40
	28,316	25,769

(i)                                     The amounts represented cash collected on behalf of the related parties.

(ii)                                  The amount primarily represents service fees to be paid for utilizing the school’s teaching resources.

All the amounts due to related parties are non-interest bearing and unsecured.  The Group expects the amounts to be repaid within one year.

23.          STATUTORY RESERVES

PRC legal restrictions permit payments of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations.  Prior to payment of dividends, pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises, the Company’s subsidiaries and variable interest entities in the PRC must make appropriations from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of each company.  These reserves include (i) general reserve, (ii) enterprise expansion reserve, and (iii) a staff bonus and welfare reserve.

Subject to certain cumulative limits, the general reserve requires annual appropriations of 10% of after-tax profits (as determined under generally accepted accounting principles in the PRC (“PRC GAAP”) at each year-end); the other reserve appropriations are at the Company’s discretion.  These reserves can only be used for specific purposes of enterprise expansion and are not distributable as cash dividends.  For the years ended December 31, 2006, 2007 and 2008, the Company’s PRC subsidiaries and variable interest entities made appropriations to the general reserve of RMB nil, RMB7,540 and RMB2,700 respectively. For the year ended December 31, 2008, general reserve of RMB5,264 was used as additional capital injection into one of the Group’s subsidiaries, as permitted by PRC law.

The PRC subsidiaries and variable interest entities elected not to make any appropriations to the enterprise expansion reserve in any of the years presented.  As a result of these PRC laws and regulations, the PRC subsidiaries are restricted from transferring a portion of their net assets to the Company.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In thousands, except share-related data)

24.          RESTRICTED NET ASSETS

Relevant PRC statutory laws and regulations restrict the payments of dividends by the Company’s PRC subsidiaries and variable interest entities from their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.  In addition, general reserve (see Note 23) requires annual appropriations of 10% of after-tax profit should be set aside prior to the payment of dividends.  As a result of these PRC laws and regulations, the Company’s PRC subsidiaries and variable interest entities are restricted in their ability to transfer a portion of their net assets to the Company.  As of December 31, 2007 and 2008, the amounts of restricted net assets were approximately RMB227,995 and RMB341,505, respectively.

25.          SUBSEQUENT EVENTS

a.                                       Formation of Subsidiary with Guangxi Radio and TV University

To further expand its online education services, in February 2009, the Company, through Hongcheng Technology, entered into an exclusive 10-year joint venture agreement with Guangxi Radio and TV University (“GRTU”) to provide online education services to GRTU.  Under the agreement, the Company holds a 51% equity interest and will provide the development and delivery of online education services to GRTU’s students beginning in the spring semester of 2009.

b.                                      Equity Incentive Plan amendment

The Company’s shareholders approved certain amendments to its Equity Incentive Plan (as amended, the “Amended Equity Incentive Plan”) at the Extraordinary General Meeting held on March 6, 2009.  The amendments (i) provide for the administration of the Amended Equity Incentive Plan by the Compensation Committee of the Company’s Board of Directors; (ii) delegate to the Compensation Committee authority to, among other things, amend or modify outstanding awards under the Amended Equity Incentive Plan, including the repricing of “underwater” options; and (iii) eliminate the requirement that subsequent amendments to the Amended Equity Incentive Plan be submitted for shareholder approval.

c.                                       Option Re-pricing

On May 18, 2009, the Compensation Committee authorized the Company to reprice 1,255,500 “underwater” options at the fair market value on the approval date.  The Compensation Committee authorized this in order to enhance the Company’s ability to retain and incentivize its employees, directors and consultants.

CHINAEDU CORPORATION

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(In thousands, except share-related data)

	December 31,
	2007	2008	2008
	RMB	RMB	US$
Assets

Current assets:
Cash and cash equivalents	331,325	150,578	22,071
Prepaid expenses and other current assets	435	1,258	184
Amounts due from related parties	63,279	70,720	10,366
Total current assets	395,039	222,556	32,621
Investments in subsidiaries and variable interest entities	302,042	381,674	55,942
Total assets	697,081	604,230	88,563

Liabilities and shareholders’ equity

Current liabilities:
Accrued expenses and other current liabilities	13,118	5,654	829
Amount due to related parties	5,229	5,321	780
Total current liabilities	18,347	10,975	1,609
Deferred other income	—	3,426	502
Total liabilities	18,347	14,401	2,111

Shareholders’ equity:
Ordinary shares (RMB0.08 (US$0.01) par value; 100,000,000 shares authorized; 58,434,407 shares issued and outstanding in 2007; 63,076,129 shares issued and outstanding in 2008)	4,805	4,573	670
Additional paid-in capital	760,858	734,733	107,693
Warrants	6,370	5,555	814
Accumulated deficits	(91,093)	(134,112)	(19,657)
Accumulated other comprehensive loss	(2,206)	(20,920)	(3,068)
Total shareholders’ equity	678,734	589,829	86,452
Total liabilities and shareholders’ equity	697,081	604,230	88,563

CHINAEDU CORPORATION

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF OPERATIONS

(In thousands, except share-related data)

	Years ended December 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
Operating expenses:
General and administrative (including share-based compensation of RMB2,586, RMB1,225, and RMB2,603 for 2006, 2007 and 2008, respectively)	(6,570)	(8,176)	(15,016)	(2,201)
Loss from operations	(6,570)	(8,176)	(15,016)	(2,201)
Other income	—	394	562	82
Interest income	161	1,179	6,879	1,008
Interest expense	(2,279)	(1,715)	—	—
Equity in earnings of subsidiaries and variable interest entities (including share-based compensation of RMB125, RMB2,418 and RMB2,628 for 2006, 2007 and 2008, respectively)	34,227	10,805	(35,444)	(5,195)
Net income (loss)	25,539	2,487	(43,019)	(6,306)

CHINAEDU CORPORATION

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF SHAREHOLDERS’ DEFICIENCY AND COMPREHENSIVE INCOME (LOSS)

(In thousands, except share-related data)

																			Accumulated
	Series A convertible		Series B convertible		Series C convertible		Series D convertible					Additional							other
	preferred shares		preferred shares		preferred shares		preferred shares		Ordinary shares			paid-in		Subscription			Accumulated		comprehensive				Comprehensive
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount		capital		receivable	Warrants		deficits		income (loss)		Total		income (loss)
		RMB		RMB		RMB		RMB		RMB		RMB		RMB	RMB		RMB		RMB		RMB		RMB

Balance at January 1, 2006	5,150,000	426	12,140,495	1,005	3,378,379	272	—	—	16,432,347	1,503		309,388		—	8,076		(115,375)		(1,060)		204,235		(3,610)
Issuance of ordinary shares for purchase of a subsidiary	—	—	—	—	—	—	—	—	2,025,061	163		29,995		—	—		—		—		30,158
Exercise of share options	—	—	—	—	—		—	—	550,000	44		1,073		(1,117)	—		—		—		—
Amortization of share-based compensation	—	—	—	—	—	—	—	—	—	—		2,711		—	—		—		—		2,711
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—		—		—	—		—		1,676		1,676		1,676
Net income	—	—	—	—	—	—	—	—	—	—		—		—	—		25,539		—		25,539		25,539

Balance at December 31, 2006	5,150,000	426	12,140,495	1,005	3,378,379	272	—		19,007,408	1,710		343,167		(1,117)	8,076		(89,836)		616		264,319		27,215

Issuance of Series D convertible preferred shares	—	—	—	—	—	—	2,598,503	200	—	—		74,322		—	—		—		—		74,522
Repurchase of ordinary share as treasury stock	—	—	—	—	—	—	—	—	(2,300,000)	(178)		(49,869)		—	—		—		—		(50,047)
Issuance of treasury shares to new shareholders	—	—	—	—	—	—	—	—	2,300,000	178		49,869		—	—		—		—		50,047
Collection of subscriptions receivable	—	—	—	—	—	—	—	—	—	—		—		1,117	—		—		—		1,117
Amortization of share-based compensation	—	—	—	—	—	—	—	—	—	—		3,643		—	—		—		—		3,643
Accumulated adjustment of unrecognized tax benefit	—	—	—	—	—	—	—	—	—	—		—		—	—		(3,744)		—		(3,744)
Repurchase and cancellation of ordinary shares	—	—	—	—	—	—	—	—	(600,000)	(46)		(12,767)		—	—		—		—		(12,813)
Repurchase and cancellation of Series B convertible preferred shares	—	—	(30,000)	(2)	—	—	—	—	—	—		(638)		—	—		—		—		(640)
Exercise of warrants for Series A convertible preferred shares	300,000	23	—	—	—	—	—	—	—	—		3,386		—	(1,235)		—		—		2,174
Exercise warrants for ordinary shares	—	—	—	—	—	—	—	—	121,622	9		2,126		—	(471)		—		—		1,664
Conversion of series A, B, C, D preferred shares	(5,450,000)	(449)	(12,110,495)	(1,003)	(3,378,379)	(272)	(2,598,503)	(200)	23,537,377	1,924		—		—	—		—		—		—
Issuance of ordinary shares on IPO (net of insurance cost of RMB25,665)	—	—	—	—	—	—	—	—	16,368,000	1,208		347,619		—	—		—		—		348,827
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—		—		—	—		—		(2,822)		(2,822)		(2,822)
Net income	—	—	—	—	—	—	—	—	—	—		—		—	—		2,487		—		2,487		2,487

Balance at December 31, 2007	—	—	—	—	—	—	—	—	58,434,407	4,805		760,858		—	6,370		(91,093)		(2,206)		678,734		(335)

Common shares converted to ADS shares for future exercise of share options	—	—	—	—	—	—	—	—	8,344,305	—		—		—	—		—		—		—
Amortization of share-based compensation	—	—	—	—	—	—	—	—	—	—		5,231		—	—		—		—		5,231
Repurchase of ordinary shares and forfeiture of warrants	—	—	—	—	—	—	—	—	(3,702,583)	(253)		(33,122)		—	(815)		—		—		(34,190)
Excise of share options	—	—	—	—	—	—	—	—		21		1,766		—	—		—		—		1,787
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—		—		—	—		—		(18,714)		(18,714)		(18,714)
Net loss	—	—	—	—	—	—	—	—	—	—		—		—	—		(43,019)		—		(43,019)		(43,019)

Balance at December 31, 2008	—	—	—	—	—	—	—	—	63,076,129	4,573		734,733		—	5,555		(134,112)		(20,920)		589,829		(61,733)
										US$	670	US$	107,693		US$	814	US$	(19,657)	US$	(3,068)	US$	86,452

CHINAEDU CORPORATION

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FLOWS

(In thousands, except share-related data)

	Years ended December 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income (loss)	25,539	2,487	(43,019)	(6,305)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Share based compensation	2,586	1,225	2,603	382
Gain on conversion of warrants of series D convertible preferred shares	—	(394)	—	—
Interest expense	2,279	1,715	—	—
Equity in earnings of subsidiaries and variable interest entities	(34,227)	(10,805)	35,444	5,195
Changes in assets and liabilities:
Prepaid expenses and other current assets	(5,301)	717	(861)	(126)
Amounts due from related parties	—	(1,302)	(3,929)	(576)
Accrued expense and other liabilities	(3,796)	7,767	(6,985)	(1,024)
Amount due to a related party	—	1,479	821	120
Deferred revenue	—	—	3,435	503

Net cash used in operating activities	(12,920)	2,889	(12,491)	(1,831)

Cash flows from investing activities:
Investments in subsidiaries and variable interest entities	—	(62,505)	(116,671)	(17,098)

Net cash used in investing activities	—	(62,505)	(116,671)	(17,098)

Cash flows from financing activities:
Proceeds from IPO (net of issuance cost of RMB25,665)	—	348,827	—	—
Proceeds from issuance of Series D convertible preferred shares (net of issuance costs of RMB2,598)	—	72,033	—	—
Proceeds from exercise of warrants	—	3,838	—	—
Repurchase of Series B convertible preferred shares	—	(640)	—	—
Repurchase of ordinary shares	—	(12,813)	(34,190)	(5,011)
Repayment of convertible notes	—	(27,783)	—	—
Collection of subscription receivable	—	1,117	—	—
Exercise of share options	—	—	1,787	262

Net cash used in financing activities	—	384,579	(32,403)	(4,749)

Effect of exchange rate changes	(811)	(4,930)	(19,182)	(2,815)

Net (decrease) increase in cash and cash equivalents	(13,731)	320,033	(180,747)	(26,493)
Cash and cash equivalents, beginning of year	25,023	11,292	331,325	48,564

Cash and cash equivalents, end of year	11,292	331,325	150,578	22,071

Supplemental disclosure of non-cash financing activities:
Conversion of convertible notes into Series B preferred shares	—	—	—	—
Receivable for the issuance of ordinary shares upon exercise of share options by employees	1,117	—	—	—
Issuance of ordinary shares for purchases of subsidiaries	30,158	—	—	—
Conversion of convertible notes into Series D preferred shares	—	2,489	—	—
Conversion of Series A,B,C,D preferred shares into ordinary shares	—	1,924	—	—

CHINAEDU CORPORATION

NOTES TO ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

(In thousands, except share-related data)

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

4.                                      RELATED PARTY TRANSACTIONS

The following represents related party balances as of December 31, 2007 and 2008:

	December 31,
	2007	2008
	RMB	RMB
Amounts due from related parties:
Former director-Yan Xueshan (i)	14,840	14,840
Vice President-Xie Changqing (i)	39,360	39,360
CMR (ii)	7,777	12,026
Hongcheng Liye	—	2,754
Others	1,302	1,740

	63,279	70,720

Amount due to related parties:
Hongcheng Technology	5,029	5,121
Others	200	200

	5,229	5,321

(i)                                     The amounts represent loans to the two equity owners of Hongcheng Education.

(ii)                                  The amount represents the receivable of profit distribution from a subsidiary company.