Form 20-F
period 2009-12-31
ChinaEdu CORP
filed 2010-06-30
CIK 1411419

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from__________ to ____________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report_______________

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

Lily Liu
Chief Financial Officer
ChinaEdu Corporation
4th Floor-A, GeHua Building
No. 1 QinglongHutong, Dongcheng District
Beijing, 100007 People’s Republic of China
Telephone: 86-10-84186655
Email: ir@chinaedu.net

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
American Depositary Shares, each representing three Ordinary Shares, par value US$0.01 per share	The NASDAQ Stock Market LLC (NASDAQ Global Market)
Ordinary Shares, par value US$0.01 par value per share	The NASDAQ Stock Market LLC (NASDAQ Global Market)*
*	Application made for listing, not for trading, but only in connection with the registration of the American Depositary Shares pursuant to requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

55,247,329 Ordinary Shares, par value $0.01 per Ordinary Share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes           ☐              No                 ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes           ☐              No                 ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes           ☑              No                 ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes           ☐              No                 ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐    Accelerated filer ☑    Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards	Other ☐
as issued by the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17      ☐              Item 18         ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes           ☐              No                 ☑

TABLE OF CONTENTS

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

•
risks associated with our existing development projects, including construction delays or cost overruns with respect to our pending campus construction projects and the build out of our learning centers network, which may increase project costs, and the failure of the newly developed schools or learning centers to perform as expected;

•	the expected increase in expenditures on education in China;

•
PRC laws, regulations and policies relating to private education and providers of private educational services, including recent changes in the government regulatory environment related to our international curriculum programs; and

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

Item 3.  Key Information

A.  Selected Financial Data

Selected Condensed Consolidated Financial Data

The following selected condensed consolidated statement of operations data for the three years ended December 31, 2007, 2008 and 2009 and selected condensed consolidated balance sheet data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements included in this annual report. These consolidated financial statements have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm. The report of Deloitte Touche Tohmatsu CPA Ltd. on our audited consolidated financial statements for the three years ended December 31, 2007, 2008 and 2009 and as of December 31, 2008 and 2009 is included in this annual report.  The selected condensed consolidated statement of operations data for the years ended December 31, 2005 and 2006 and selected consolidated balance sheet data as of December 31, 2005, 2006 and 2007 have been derived from our audited consolidated financial statements, which are not included in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The historical results are not necessarily indicative of results to be expected in any future period.  The selected condensed consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects—A. Operating Results” included elsewhere in this annual report.

	Years ended December 31,
	2005	2006(1)	2007(1)	2008(1)	2009(1)	2009(1)
	RMB	RMB	RMB	RMB	RMB	US$
	(As adjusted)	(As adjusted)	(As adjusted)	(As adjusted)
	(In thousands, except per share data)
Condensed Consolidated Statement of Operations Data:
Net revenue
Online degree programs	98,527	156,845	202,185	255,388	285,178	41,779
Online tutoring programs	14,390	17,384	18,013	15,436	19,584	2,869
Private primary and secondary schools	8,591	10,874	13,356	19,289	30,627	4,487
International curriculum programs	4,854	28,428	31,434	27,607	19,317	2,830
Net revenue	126,362	213,531	264,988	317,720	354,706	51,965
Cost of revenue	(53,138)	(80,308)	(96,349)	(117,733)	(138,362)	(20,270)
Gross profit	73,224	133,223	168,639	199,987	216,344	31,695
Operating expenses
General and administrative	(44,089)	(48,846)	(76,893)	(86,908)	(82,858)	(12,139)
Selling and marketing	(6,116)	(12,893)	(14,277)	(29,851)	(23,688)	(3,470)
Research and development	(11,842)	(14,263)	(21,021)	(26,185)	(30,385)	(4,451)
Goodwill impairment	—	—	(16,192)	(41,036)	—	—
Intangible assets impairment	—	—	—	(29,057)	—	—
Total operating expenses	(62,047)	(76,002)	(128,383)	(213,037)	(136,931)	(20,060)
Income (loss) from operations	11,177	57,221	40,256	(13,050)	79,413	11,635
Other income	—	—	394	562	1,748	256
Interest income	1,078	1,172	4,118	10,652	4,980	730
Interest expense	(1,242)	(2,279)	(2,130)	(1,298)	(2)	—
Income (loss) before income tax provisions and noncontrolling interest	11,013	56,114	42,638	(3,134)	86,139	12,621
Income tax provisions
Current	4,849	9,475	16,286	11,860	18,981	2,781
Deferred	(855)	(2,481)	(1,283)	(8,387)	306	45
Total income tax provisions	3,994	6,994	15,003	3,473	19,287	2,826
Net income (loss)	7,019	49,120	27,635	(6,607)	66,852	9,795
Less: net income contributable to the noncontrolling interests(2)	9,869	23,581	25,148	36,412	32,073	4,699
Net income (loss) attributable to ChinaEdu Corporation shareholders	(2,850)	25,539	2,487	(43,019)	34,779	5,096
Net income (loss) per share attributable to ChinaEdu Corporation shareholders—basic	(0.18)	0.65	0.06	(0.75)	0.71	0.104
Net income per preferred A share—basic	—	0.65	0.06	—	—	—
Net income per preferred B share—basic	—	0.65	0.06	—	—	—
Net income per preferred C share—basic	—	0.65	0.06	—	—	—
Net income per preferred D share—basic	—	—	0.06	—	—	—
Net income per share attributable to ChinaEdu Corporation shareholders—diluted	(0.18)	0.60	0.05	(0.75)	0.66	0.097
Net income (loss) per ADS attributable to ChinaEdu Corporation shareholders
Basic—ordinary	(0.54)	1.95	0.18	(2.25)	2.14	0.313
Diluted—ordinary	(0.54)	1.80	0.15	(2.25)	1.99	0.291
Weighted average shares used in calculating ordinary basic net income (loss) per share	16,243,736	39,209,606	42,147,170	57,679,504	48,844,606	48,844,606
Weighted average shares used in calculating ordinary diluted net income (loss) per share	16,243,736	42,708,213	47,322,184	57,679,504	52,519,683	52,519,683
Adjusted EBITDA(3)	21,966	76,901	81,409	85,271	109,288	16,011

	Years ended December 31,
	2005	2006	2007	2008	2009	2009
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Share-based compensation expense included in:
Cost of revenue	369	468	346	474	489	72
General and administrative	1,965	1,942	2,960	4,073	5,982	876
Selling and marketing	—	205	222	506	676	99
Research and development	44	96	115	178	269	39
Total	2,378	2,711	3,643	5,231	7,416	1,086

Amortization of intangible assets acquired through business combination included in:
Cost of revenue	2,097	4,182	3,954	3,956	2,977	436
Selling and marketing	1,125	3,279	3,279	3,250	774	113
Total	3,222	7,461	7,233	7,206	3,751	549

The following is a reconciliation of net (loss) income attributable to ChinaEdu Corporation shareholders to adjusted EBITDA:

	Years ended December 31,
	2005	2006	2007	2008	2009	2009
	RMB	RMB	RMB	RMB	RMB	US$
	(As adjusted)	(As adjusted)	(As adjusted)	(As adjusted)
	(In thousands)
Net income (loss)	7,019	49,120	27,635	(6,607)	66,852	9,795
Income tax provision	3,994	6,994	15,003	3,473	19,287	2,826
Share-based compensation	2,378	2,711	3,643	5,231	7,416	1,086
Exchange loss	—	—	—	1,433	—	—
Amortization	3,388	8,812	9,081	9,352	5,856	858
Depreciation	5,023	8,157	8,206	12,212	16,603	2,432
Interest income and other, net	164	1,107	(2,382)	(9,916)	(6,726)	(986)
Goodwill impairment	—	—	16,192	41,036	—	—
Intangible assets impairment	—	—	—	29,057	—	—
Write-off for receivables from prior shareholder	—	—	4,031	—	—	—
Adjusted EBITDA(3)	21,966	76,901	81,409	85,271	109,288	16,011

	Years ended December 31,
	2005	2006	2007	2008	2009	2009
	RMB	RMB	RMB	RMB	RMB	US$
	(As adjusted)	(As adjusted)	(As adjusted)	(As adjusted)
	(In thousands)
Condensed Consolidated Balance Sheet Data:
Cash and cash equivalents	155,912	148,315	497,114	353,933	203,145	29,761
Term deposits	—	10,000	6,042	63,500	122,304	17,918
Accounts receivable, net	4,813	12,578	1,238	14,854	28,334	4,151
Amounts due from related parties	57,370	59,979	105,522	150,472	176,802	25,902
Other current assets	19,168	14,346	27,013	24,237	48,545	7,112
Total current assets	237,263	245,218	636,929	606,996	579,130	84,844
Property and equipment, net	32,492	43,657	132,770	170,544	217,893	31,921
Acquired intangible assets, net	87,889	102,836	105,852	70,377	66,621	9,760
Goodwill	61,207	76,509	73,319	38,155	38,155	5,590
Other long term assets	9,557	28,990	31,198	32,608	34,493	5,054
Total assets	428,408	497,210	980,068	918,680	936,292	137,169
Deferred revenues	67,913	78,746	83,816	96,068	97,853	14,336
Accounts payable	4,393	8,413	2,773	8,530	6,467	947
Accrued expense and other current liabilities	20,276	21,754	42,096	51,629	68,917	10,096
Amounts due to related parties	6,358	7,121	28,316	25,769	25,668	3,760
Income taxes payable and other taxes payable	10,641	16,712	29,121	39,925	49,289	7,221
Acquisition payable	32,125	—	—	—	—	—
Total current liabilities	141,706	132,746	186,122	221,921	248,194	36,360
Long term debt	—	—	25,724	—	—	—
Deferred revenues	233	289	3,124	6,073	8,075	1,183
Deferred tax liabilities	16,773	19,879	24,036	11,069	10,143	1,486
Unrecognized tax benefit	—	—	4,332	5,473	7,727	1,132
Convertible notes	29,324	30,654	—	—	—	—
Total liabilities	188,036	183,568	243,338	244,536	274,139	40,161
Total ChinaEdu Corporation shareholders’ equity	204,235	264,319	678,734	589,829	559,973	82,039
Noncontrolling interests (2)	36,137	49,323	57,996	84,315	102,180	14,969
Total equity	240,372	313,642	736,730	674,144	662,153	97,008
Total liabilities and equity	428,408	497,210	980,068	918,680	936,292	137,169

(1)  The amounts of share-based compensation included in operating expenses for 2006, 2007, 2008 and 2009, reflects the adoption of authoritative pronouncement regarding share-based payment effective on January 1, 2006. If we had applied the fair value recognition provisions of this pronouncement to prior periods, we would have reported net loss of RMB8.1 million for 2005, and net loss per share (diluted) of 0.50 for 2005.

(2) We adopted authoritative pronouncement on noncontrolling interests in consolidated financial statements on January 1, 2009, retrospectively.

(3) Adjusted EBITDA represents net income (loss) before interest income, income taxes, depreciation, amortization of intangible assets and land use rights, share-based compensation, write-off for receivables from prior shareholder, goodwill and intangible assets impairment charges and exchange losses. We believe that adjusted EBITDA is useful to investors as a measure of comparative operating performance, as it is less susceptible to variances in actual performance resulting from depreciation, amortization and goodwill and intangible assets impairment, and is more reflective of changes in pricing decisions, cost controls and other factors that affect operating performance. We also present adjusted EBITDA because we believe it is useful to investors as a way to evaluate our ability to incur and service debt, make capital expenditures and meet working capital requirements. Adjusted EBITDA is not intended as a measure of our operating performance, as an alternative to net income or as an alternative to any other performance measure in conformity with U.S. GAAP, or as an alternative to cash flow provided by operating activities as a measure of liquidity.

Exchange Rate Information

The following table sets forth the noon buying rates for U.S. dollars in effect in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Board, for the periods indicated.

	Renminbi per U.S. Dollar Noon Buying Rate
Period	Average[1]	High	Low	Period-End
2005	8.1826	8.0702	8.2765	8.0702
2006	7.9579	7.8041	8.0702	7.8041
2007	7.5806	7.2946	7.8127	7.2946
2008	6.9193	6.7800	7.2946	6.8225
2009	6.8295	6.8176	6.8470	6.8259

1 Annual averages are calculated by averaging the noon buying rates on the last business day of each month.  Monthly averages are calculated using the average of the daily rates during the relevant period.

Previous Six Months
December 2009	6.8275	6.8244	6.8299	6.8259
January, 2010	6.8269	6.8258	6.8295	6.8268
February, 2010	6.8285	6.8258	6.8330	6.8258
March, 2010	6.8262	6.8254	6.8270	6.8258
April, 2010	6.8256	6.8229	6.8275	6.8247
May, 2010	6.8275	6.8245	6.8310	6.8305
June, 2010 (through June 22)	6.8298	6.8267	6.8323	6.8267

Source: Federal Reserve Board

On June 22, 2010, the noon buying rate was RMB6.8267 to $1.00.

We publish our financial statements in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, as of December 31, 2009, which was RMB6.8259 to $1.00. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated above, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

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

The Chinese government regulates all aspects of the education sector, including licensing of parties to perform various services, pricing of tuition and other fees, curriculum content, standards for the operations of schools and learning centers associated with online degree programs and foreign participation. The Chinese laws and regulations applicable to the education and telecommunication sectors may be in some aspects vague and uncertain, and often lack detailed implementing regulations. These laws and regulations also are subject to change, and new laws and regulations may be adopted, some of which may have retroactive application or have a negative effect on our business. Moreover, there is considerable ongoing scrutiny of the education sector and its participants.  For a discussion of the regulatory framework for the education system and the telecommunication sectors in China, see “Item 4. Information on the Company—B. Business Overview—Regulation.”

We must comply with China’s extensive regulations on private and foreign participation in the education and telecommunication sectors, and compliance with such restrictions has caused us to adopt complex structural arrangements with our Chinese subsidiaries and Chinese affiliated entity or variable interest entity. If the relevant Chinese authorities decide that our structural arrangements do not comply with these restrictions, we would be precluded from conducting some or all of our current business and our financial condition, results of operations and business strategy may be materially and adversely affected.

Chinese regulators have broad powers to regulate the tuition and other fees charged by schools and, as a result, can adversely impact the fees we receive from the schools to which we provide services, as well as the returns from the private primary and secondary schools operated by our Chinese affiliated entity. While China’s regulatory framework provides that investors in private schools are entitled to receive a “reasonable return” on their investment, there is no clear guidance in law as to what this term means.

Although our corporate structure and business are designed to comply with the limitations on foreign investment and participation in the education and telecommunication sectors, we cannot assure you that we will not be found to be in violation of any current or future Chinese laws and regulations. See also the risk factors below under “Risks Related to China’s Regulation of the Education and Telecommunication Sectors and Our Corporate Structure.” There are substantial uncertainties regarding the interpretation and application of Chinese laws and regulations. If we or any of our Chinese subsidiaries or Chinese affiliated entity are found to be or to have been in violation of Chinese laws or regulations limiting foreign ownership or participation in the education or telecommunication sectors, the relevant regulatory authorities have broad discretion in dealing with such violation, including but not limited to:

•	levying fines and confiscating illegal income;

•	restricting or prohibiting our use of the proceeds from our initial public offering to finance our business and operations in China;

•	requiring us to restructure the ownership structure or operations of our Chinese subsidiaries or Chinese affiliated entity;

•	requiring us to discontinue all or a portion of our business; and/or

•	revoking our business licenses.

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

For fiscal years ended December 31, 2007, 2008 and 2009, approximately 76.3%, 80.4%, and 80.4%, respectively, of our net revenue was generated from services provided to online degree programs of Chinese universities. The continued growth of this business line depends on our ability to attract new university customers and the ability of these universities to increase student enrollment for their online degree programs. We face many challenges in our online degree program services business, including:

•
our structure for this line of business, in which services are provided to our university customers’ online degree programs by one of our Chinese subsidiaries and affiliated entity, may be found by Chinese regulatory authorities to violate restrictions on entities other than universities being responsible for online degree programs;

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

A significant factor affecting the results of our online degree program business is the fees that our university partners are required to pay to independent learning centers. The share of tuition revenue that we receive is after the payment of fees to learning centers. As a result, an increase in the portion of tuition fees paid to the learning centers will result in a decrease in the portion of tuition fees that we receive as revenue. In 2009, majority of our university partners paid fees to independent learning centers in amounts ranging from 20% to 54% of the gross tuition revenues received by their online degree programs. For fiscal years ended December 31, 2007, 2008 and 2009, the portion of gross tuition fees that our university partners paid in aggregate to independent learning centers was approximately 40%, 39% and 40%, respectively. There can be no assurance that the amounts payable to independent learning centers, as a portion of gross tuition fees, will not increase.

To the extent any of the factors discussed above or other adverse developments occur in the online degree program sector, our revenue and results of operations from our online degree program services business could be adversely affected.

Most of our revenue comes from a limited number of customers, the loss of which could significantly impact our revenue and results of operations.

For fiscal years ended December 31, 2007, 2008 and 2009, 68.2%, 67.3% and 63.6%, respectively, of our net revenue was derived from our services to our five largest online degree program customers. Our three largest customers, Renmin University of China, China Agricultural University and Dongbei University of Finance and Economics, accounted for 20.2%, 13.3 % and 12.0%, respectively, of our net revenue in 2009. These same customers accounted for 22.1%, 15.2 % and 13.3%, respectively, of our net revenue in 2008, and 21.1%, 17.3% and 14.0%, respectively of our revenue in 2007. We will likely continue to rely on a relatively small number of customers for a significant portion of our revenue for the foreseeable future. If for any reason our revenue from any of our significant customers or other online degree programs were to decline or if we were to lose any of our significant customers, our revenue and results of operations would be materially and adversely affected.

We may not succeed in attracting additional university online degree programs as customers and our growth prospects could suffer.

Although our strategy is to increase the number of online degree programs using our services, we may not be able to attract additional university customers. Developing and entering into a relationship with a university requires considerable effort on our part, and we may spend considerable time and still may not be successful in developing a new customer. Our ability to expand our services to additional online degree programs is dependent on our ability to identify potential university partners who can provide course offerings that will be attractive to the target market and to develop a mutually acceptable arrangement with the universities for the development of a program. Some of the universities offering online degree programs that do not utilize our services have developed their own technology platforms, and others have entered into service agreements with other service providers. Some of the universities we would like to partner with may not have goals and objectives that are compatible with ours, may be subject to long-term contracts with other service providers, or may have cumbersome decision-making procedures that may delay or prohibit our entering into a service relationship with them. In addition, some of these universities are also being pursued by our competitors. As a result, we cannot predict whether we will be successful in attracting additional universities to which we can provide services. If we are unsuccessful in establishing new service relationships, our strategic growth objectives may not be achieved, thereby adversely impacting our prospects and results of operations.

The tuition charged by online degree programs, the secondary and vocational schools that we provide curriculum programs to and our private primary and secondary schools are all subject to price controls administered by the Chinese government, and our revenue is highly dependent on the level of these tuition charges.

In the year ended December 31, 2009, 80.4% of our net revenue was generated by providing services to online degree programs. Our revenue in this segment comes primarily from service fees that are paid by universities and calculated as a percentage of the tuition revenue of the online degree programs that we provide services to, and the tuition charges for these programs are subject to price controls administered by various price control offices under China’s National Development and Reform Commission, or NDRC. Similarly, our revenue from the curriculum programs that we offer to secondary and vocational schools is also directly dependent on the tuition revenue of those schools, and those tuition charges are subject to administrative price controls. The tuition charges of our private primary and secondary schools are also subject to price controls. In light of the substantial increase in tuitions and other education-related fees in China in recent years, China’s price control authorities may impose stricter price control on tuition charges in the future. If the tuition charges upon which our revenue depends, particularly the tuition charges for online degree programs, were to be decreased or if they were not to increase in line with increases in our costs because of the actions of China’s administrative price controls, our revenue and profitability could be adversely affected.

Our international curriculum programs, which include our Polytechnic and English language programs, are heavily regulated, and our ability to conduct business in this area is highly dependent on regulatory policies and our compliance with these policies.

In April 2007, the MOE issued the Circular on Further Regulating Chinese-Foreign Cooperative Education Programs. The circular directs the local education authorities generally to suspend the approval of any new Chinese-foreign cooperative polytechnic education programs until the end of 2008, and there is no new policy currently promulgated to revoke the suspension.  To ensure the quality of the Chinese-foreign cooperative education programs, the circular emphasizes the regulatory supervision of these programs and advises local education authorities to closely supervise and monitor the existing programs, especially in recruiting materials, advertisements, and issuance of degrees and diplomas, and directs them to report and remedy any non-compliance by existing programs of the applicable regulations. As a result of this circular, our BCIT program has not been able to contract new schools for the program and we do not expect it will in the near future. Although the circular only discusses the suspension of approvals through the end of 2008, we cannot assure you that our BCIT program will be able to contract new schools in 2010 or at any time after that.

In addition, in recent years our English language curriculum program, or FEC program, has faced challenges obtaining certain regulatory approvals. In August 2004, the MOE promulgated the Announcement regarding Re-Approval of Chinese-foreign Cooperative Educational Institutions and Programs, or the Re-Approval Announcement, which requires Chinese-foreign cooperative educational institutions and programs that were established before July 1, 2004 (the effective date of the Re-Approval Announcement) to be re-approved by the MOE. Since not all of our contracted schools obtained re-approval from the MOE, as a result, in 2008 we mutually terminated our agreement with Western Institute of Technology at Taranki (“WITT”), a post-secondary education institution based in New Zealand that offers English language programs for overseas students, to serve as the exclusive service provider for all of WITT’s English language programs within China until September 2020. We cannot assure you that any, or all, of the FEC contracted schools will continue to work with us in the future, and our partner schools may face challenges obtaining re-approvals for replacing WITT with other overseas education institutions with whom we may partner.

As a result of these developments, we incurred a goodwill impairment charge of RMB16.2 million related to the international curriculum programs segment during the year ended December 31, 2007 and an impairment charge of RMB68.2 million related to the international curriculum programs segment during the year ended December 31, 2008, of which RMB39.1 million was related to goodwill impairment and RMB29.1 million was related to intangible assets impairment. In 2009, we did not incur any impairment charges.

Our business is subject to seasonal fluctuations, which may cause our operating results to fluctuate from quarter to quarter. This may result in volatility and adversely affect the price of our ADSs.

We have experienced, and expect to continue to experience fluctuations in our revenue and results of operations, due to a number of reasons including seasonal changes in the number of students who are enrolled in, or served by, our businesses. Generally, more new revenue student enrollments occur in the fall, and more existing student enrollments occur in the spring upon selection of additional course credits. We generally recognize revenue over the six-month period following these enrollments. Our expenses and costs, however, do not necessarily correspond with changes in our revenue or the number of students who are enrolled in, or served by, our businesses. We expect quarterly fluctuations in our revenue and results of operations to continue. These fluctuations could result in volatility and adversely affect the price of our ADSs. As our revenue grows, these seasonal fluctuations may become more pronounced.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

We are subject to the reporting obligations under the U.S. federal securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules that now require every public reporting company to include in its annual report management’s report on internal control over financial reporting, which contains management’s assessment of the effectiveness of such company’s internal control over financial reporting. In addition, certain registrants are required to include an attestation report from an independent registered public accounting firm on the effectiveness of such registrant’s internal control over financial reporting.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009 and has concluded that our internal control over financial reporting was effective as of December 31, 2009. See “Item 15. Controls and Procedures”. Nevertheless, we cannot assure you that these measures will continue to be effective and that any significant deficiencies and material weakness in our internal control over financial reporting will not be identified in the future.   Moreover, if we fail to maintain the adequacy of our internal control, we may not be able to conclude that we have effective internal control over financial reporting. Even if we do conclude that our internal control over financial reporting is effective, our independent registered public accounting firm may still issue a report that is qualified if it is not satisfied with our internal control. Furthermore, effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important to help us to manage the company effectively and prevent fraud. As a result, our failure to maintain effective internal control over financial reporting could result in a loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs.

Our limited operating history may not serve as an adequate basis to judge our future prospects and results of operations.

We began operations in 1999 and initiated three of our four lines of business in 2005 and 2006 through acquisitions. Our limited operating history may not provide a meaningful basis on which to evaluate our business. For the year ended December 31, 2008, we incurred a net loss of RMB43.0 million, primarily due to goodwill and intangible assets impairment losses related to our international curriculum programs. We cannot assure you that we will not recognize future impairment charges or incur future losses. We also expect that our operating expenses will increase as we expand. Given our limited operating history and the limited period of time that our management team has worked together, our operating history may not provide you with a sufficient basis upon which to evaluate the ability of our management team to address these risks. If we are not successful in addressing any or all of these risks, our business may be materially and adversely affected.

We are dependent on third parties, particularly the learning centers serving online degree programs, over which we have limited control, to perform functions that are critical to the success of our business.

The success of our business in providing services to online degree programs depends in part on the actions of learning centers and universities over which we have limited control. The learning centers, principally operated by third parties, perform a number of essential functions for universities that operate the online degree programs (such as marketing, enrollment, administration, tuition collection and testing), but we have limited ability to ensure that they adequately perform these functions or comply with the regulations and standards applicable to them. If the learning centers upon which our online degree programs are dependent experience regulatory compliance issues, our results of operations and our ability to attract and retain university customers will be adversely affected. In addition, because a university must obtain regulatory approval, which is generally a time consuming process, to either change learning centers or establish its own learning centers, the learning centers may demand substantial compensation for their services.

Because we face significant competition in several of our lines of business, we could lose market share and may need to respond by lowering our prices, which could materially and adversely affect our results of operations.

Along with Guangxi Radio and TV University (“GRTU”) and Fujian Radio and TV University (“FRTU”), we currently serve 10 university partners which are under long-term contracts out of the 67 universities, as well as the China Central Radio and TV University, which functions primarily as a distance learning facility, that have been approved to offer online degree programs in China. Our revenue from these 12 universities depends on the total cash tuition receipts for these programs. The online degree programs of these 12 universities must compete with the online degree programs of the other 57 universities approved to offer online degree programs, as well as other education and training programs that are seeking to enroll students. Our learning centers network also faces competition from other third party learning centers in their efforts to attract student enrollments. While we are trying to enter into agreements with additional universities with respect to their online degree programs, we face competition from other service providers and may not succeed in our efforts.

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

In February 2007, we received provisional approval from the MOE to operate 10 learning centers in the provinces of Beijing, Shanghai, and Jiangsu and Zhejiang for a trial period of up to 18 months.  Although this provisional approval has since expired, the MOE has not ordered us to terminate operations at our learning centers, although no assurance can be given that the MOE will not do so.

To date, we have also obtained provincial level approval from the Beijing, Shanghai, Jiangsu, Zhejiang and Jiangxi provinces to operate a total of 23 learning centers, which include the 10 that received provisional approval from the MOE in February 2007. We have also entered into agreements to establish four cooperative learning centers in the provinces of Jilin, Hainan, Guangdong and Henan. Although these learning centers are not branded under the ChinaEdu name, we derive revenue from them by contributing significantly to their operations.

In addition to the 27 learning centers discussed above, we have also entered into agreements with 38 third party learning centers pursuant to which we provide assistance applying for approval from provincial level education authorities as well as securing additional university online degree programs.  In return, we receive a percentage of the tuition earned by these third party learning centers.

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

•
we need to find well-qualified native English speakers to teach in the English language programs and the international post-secondary programs that we support and the private primary and secondary schools operated by our Chinese affiliated entity.

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

In the case of the Anqing School, we had capital commitments of RMB0.7 million outstanding associated with our acquisition as of December 31, 2009. In 2009, we completed construction of new campus at the Anqing School and our capital expenditures in Anqing School totaled RMB37.5 million for the year ended December 31, 2009.  We anticipated that the additional capital expenditures associated with the contracted commitment at the Anqing School will be approximately RMB10.0 million in 2010.

In the case of the Pingdingshan School, we had no outstanding capital commitments associated with our acquisition as of December 31, 2009. In 2009, we constructed a new building and made related facility improvements. Our capital expenditures in connection with such construction and facility improvements totaled RMB4.0 million for the year ended December 31, 2009. We anticipated that the additional capital expenditures associated with the contracted commitment at the Pingdingshan School will be approximately RMB1.1 million in 2010.

In the case of the Jingzhou School (Southern Campus), we initially planned to complete construction of a new campus by the fall 2006 recruiting season, but we have encountered delays obtaining land-use rights for the new campus site.  Because of the ongoing delays and the uncertainty as to when they will be resolved, we had outstanding capital commitments of approximately RMB64.8 million as of December 31, 2009 associated with the acquisition of Jingzhou School (Southern Campus). Delays in  completing construction of the new campus at Jingzhou School (Southern Campus) have adversely affected revenue from this investment, and we cannot assure you that we will be able to begin construction in the near future, or at all. If we do not fulfill these commitments by the end of the contract term, our partner Jingzhou High School has the right to seek compensation from us.

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

All of the servers used to support our business operations are currently hosted in the same location in Beijing. We do not have a backup location, so we cannot assure you that we will be able to operate if our server location suffers from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, terrorist acts or similar events. Any of these events could give rise to server interruptions, breakdowns, system failures, technology platform failures and Internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware. These types of events could adversely affect our ability to provide our services to online degree programs and our online tutoring programs and adversely affect our operations. See “Item 5. Operating and Financial Review and Prospects—C. Research and Development, Patents and Licenses, etc.—Technology.”

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

Our intellectual property has been and will continue to be subject to various forms of infringement, theft and misappropriation. We are also susceptible to others copying our business model and methods. Our courseware and course materials have significant value and could be copied. We devote substantial resources to the development of platform support and courseware for online degree programs, the course materials and systems support for our online tutoring programs, and implementation of the Polytechnic programs and the English language programs we support. The legal protection of intellectual property in China is significantly more limited than in the United States and many other countries and may afford us little or no effective protection.

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

Most university online degree programs require students to pre-pay for a set number of courses at the outset of their enrollment; however, these students may not enroll in all of these courses in the same period for which they have prepaid tuition. We receive service fees from each university for technology and support services that we render to our university customers during a given semester to support their online degree programs. Our contracts are typically structured so that our service fees are based upon the cash tuition receipts of the university during a given semester. To the extent students request that the universities refund any unused prepaid tuition, our revenue could be adversely affected because the universities are entitled to deduct these refunds from the cash receipts upon which our fees are based. In 2009, the average refund rate, which was refund expressed as a percentage of cash receipts, of the majority of the university online degree programs that we service was approximately 1%. Increases in this rate could increase our revenue volatility and adversely affect the profitability of our services.

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

Our services to online degree programs and our online tutoring programs depend on the performance and reliability of China’s Internet infrastructure. In China, almost all access to the Internet is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of China’s Ministry of Information Industry, or the MII. In addition, the national networks in China are connected to the Internet through international gateways controlled by the Chinese government. These international gateways are the only channels through which a user in China can connect to the Internet. We cannot assure you that a more sophisticated Internet infrastructure will be developed in China. We may not have access to alternative networks in the event of disruptions, failures or other problems with China’s Internet infrastructure. In addition, China’s Internet infrastructure may not support the demands associated with continued growth in Internet usage.

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

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company prior to our initial public offering in December 2007. Moreover, under the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the SEC, public companies are required to follow certain corporate governance rules, including requirements for internal control over financial reporting. In addition, NASDAQ has imposed additional requirements on corporate governance practices of public companies. These rules and regulations increase our legal and financial compliance costs and make certain corporate activities more time-consuming and costly. It may also be difficult for us to attract and retain qualified persons to serve on our board of directors due to increased risks of liability to our directors under the new rules and regulations.

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

In July 2006, the MII issued the Notice on Strengthening Management of Foreign Investment in Operating Value-Added Telecom Services. The notice prohibits Chinese ICPs engaged in providing value-added telecom services from leasing, transferring or selling their ICP licenses or providing facilities or other resources to foreign investors operating in violation of restrictions on foreign investment. The notice requires that Chinese ICPs must directly own the trademarks and domain names for websites operated by them, as well as servers and other infrastructure used to support these websites. The notice also requires Chinese ICPs to evaluate their compliance with the notice by November 1, 2006 and correct any non-compliance. A Chinese ICP’s failure to complete the procedures by November 1, 2006 could be the basis for revocation of its ICP license. Due to a lack of interpretative materials from the MII, the impact of this circular on us is unclear.  Xiandai Xingye Network Technology Co., Ltd., or Xiandai Technology, holds the ICP license for our business website, www.chinaedu.net. We have not transferred the domain name and trademark for www.chinaedu.net to Xiandai Technology, and we may be required to make such transfer in the future.  If we are unable to do so, the ICP license held by Xiandai Technology could be suspended or revoked by MII. If Xiandai Technology’s ICP license is suspended or revoked, we would have to shut down our business website, which may have an adverse effect on our business and market perception.

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

Notwithstanding certain restructuring activities and the acquisition of 100% of the equity interest in Gotop Electronic, the entity that provides our online tutoring services and the ICP services related to such online tutoring services  our initial 80% equity interest in Gotop Electronic was originally acquired in 2005 through a separate subsidiary, Hongcheng Liye. That acquisition required approvals from the MII, the MOE and the Ministry of Commerce, and these approvals were not obtained.  Although in 2007, the 80% equity interest held by Hongcheng Liye was transferred to Xiandai Technology, and we acquired the remaining 20% equity interest in Gotop Electronic in 2008 through our affiliated entity, Hongcheng Education, any challenge by the Chinese government to our initial acquisition or the imposition of sanctions against us for our activities before the restructuring could adversely affect our results of operations. In 2009, our online tutoring business accounted for 5.5% of our net revenue. There is no assurance that we will not be sanctioned for our non-compliance before these corrective measures were taken. These sanctions can range from monetary fines and penalties to suspension of our licenses or services that we provide to our customers.

Certain of our Chinese subsidiaries, Chinese affiliated entity and customers may face regulatory challenges, including fines and other sanctions, as a result of their failure to comply with certain licensing and regulatory approval requirements.

When Gotop Electronic, a subsidiary of Xiandai Technology, that holds the ICP license for our online tutoring business, was approved by relevant Chinese authorities to engage in the ICP business, its registered capital did not meet the minimum requirement specified under Chinese law for ICP license holders. We have since increased the registered capital of Gotop Electronic to satisfy this requirement. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Internet Information Services.” In addition, two of our Chinese subsidiaries, Gotop Hongcheng and Xuezhi Shidai, were previously engaged in the sale of products and services for our online tutoring programs which exceeded the scope of their business licenses. We have subsequently transferred the sales activities to third party distributors and our sales centers which have the required business licenses. There is no assurance that we will not be sanctioned for our non-compliance before these corrective measures were taken. These sanctions can range from monetary fines and penalties to suspension of our licenses or services that we provide to our customers.

Our online tutoring business may be deemed to be engaged in “Internet publishing,” “Internet culture activities” and “broadcasting audio-video programs through the Internet,” which, under Chinese regulations, would require Gotop Electronic to obtain three additional licenses, the online publication license, the Internet culture business operation license and the license for broadcasting audio-video programs through the Internet. At present, there is no official or publicly-available definition of “Internet publishing” or “Internet culture activities.” Based on verbal confirmations from the relevant regulatory authorities, our online tutoring business currently does not fall into the scope of “Internet publishing,” “Internet culture activities” or “broadcasting audio-video programs through the Internet.” However, there is no assurance that Gotop Electronic will not be required to obtain these licenses in the future as a result of changes in interpretation of the relevant rules or changes in position of the relevant authorities. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Online Publications” “—Regulations on Internet Culture Activities” and “—Regulations on Broadcasting Audio-Video Programs through the Internet or Other Information Network.” If Gotop is required to obtain these licenses in the future and is unable to do so, we may face regulatory challenges, including fines, suspensions of service and other sanctions, in respect of our online tutoring business.

Our contractual arrangements with our Chinese affiliated entity and its shareholders may not be as effective in providing operational control and economic benefits as direct ownership.

We rely on our Chinese affiliated entity, Hongcheng Education, to operate our private primary and secondary schools and to provide services to some of our university customers. And through Xiandai Technology, which is a wholly owned subsidiary of Hongcheng Education, we hold and maintain certain ICP licenses for operating our websites. Hongcheng Education is owned by Chinese citizens with whom we have entered into contractual arrangements to provide us with control over and substantially all the economic benefits from the entity. Hongcheng Education is our variable interest entity, but we have no direct ownership interest in it. Our contractual arrangements with the Chinese affiliated entity and the shareholders of the Chinese affiliated entity include technical consulting and services agreements, loan agreements, shareholder voting rights entrustment agreements, call option agreements, equity pledge agreements and powers of attorney. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Our Corporate Structure and Contractual Arrangements.” There are considerable uncertainties regarding the interpretation and application of Chinese laws and regulations governing these contractual arrangements. Accordingly, we cannot guarantee that these arrangements will not be challenged by Chinese regulatory authorities or found to violate existing Chinese laws or regulations or new laws and regulations that may be adopted in the future. In addition, under the State Administration of Foreign Exchange, or SAFE, regulations, all foreign denominated loans are required to be registered with SAFE. Our U.S. dollar loans to the shareholders of Hongcheng Education to fund the registered capital requirements of Hongcheng Education were not registered with the SAFE at the time they were made. As a result, we could be subject to sanctions for these loans and these loans may not be enforceable under Chinese laws.

Our contractual arrangements with our Chinese affiliated entity may not be as effective in providing us with control over them as direct ownership of the entity would be. In addition, our Chinese affiliated entity or its shareholders may breach the contractual arrangements we have with them. For example, our Chinese affiliated entity may distribute dividends to its shareholders who may decide not to remit these dividends to us in accordance with our contractual arrangements. Moreover, our Chinese affiliated entity or its shareholders may refuse to renew these contractual arrangements. In addition, in the event of the death or disability of any of the shareholders of our Chinese affiliated entity, there is uncertainty under Chinese law whether the shareholder voting rights entrustment agreements that we have entered into with them would be enforceable against their legal heirs or assigns. Furthermore, although our loans to shareholders of our Chinese affiliated entity specify that they may only be repaid with the shares of those companies held by the shareholders, it is unclear whether this provision is enforceable under Chinese law. If disputes under these contractual arrangements were to arise, we would have to rely on legal remedies under Chinese law. These remedies may not always be effective, particularly in light of uncertainties in the Chinese legal system, and may be significantly more limited than the legal remedies available in the legal systems of the United States and many other countries. See “—Risks Related to the People’s Republic of China—China’s legal system has inherent uncertainties that could materially and adversely affect us.” If we are unable to enforce our rights, we may be unable to operate certain of our businesses through Hongcheng Education, or we may be unable to receive all of the economic benefits to which we are entitled from the entity.

Our equity pledge agreements with the shareholders of our Chinese affiliated entity may not be enforceable until they are registered with the relevant administration for industry and commerce pursuant to the Chinese Property Rights Law.

Under the equity pledge agreements, the shareholders of the Chinese affiliated entity pledged their equity interests in the entity to Hongcheng Technology, our Chinese subsidiary. These pledges were created by recording the pledge on the shareholder registry of the Chinese affiliated entity in accordance with the then effective Chinese laws. However, according to the Chinese Property Rights Law, which became effective as of October 1, 2007, these pledges may not be enforceable until they are registered with the relevant administration for industry and commerce. Hongcheng Technology applied for such registration, but the application was denied as no registration procedures were yet available. Hongcheng Technology will continue to endeavor to register these pledges when the administration for industry and commerce implements registration procedures in accordance with the Chinese Property Rights Law in the future. But we cannot assure you that Hongcheng Technology will be able to register the pledges, and if Hongcheng Technology is unable to do so, the effectiveness of the pledges may be affected.

The shareholders of our Chinese affiliated entity may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of Hongcheng Education are Mr. Changqing Xie, one of our officers, and Mr. Xueshan Yang, our former director. In the case of Mr. Changqing Xie, conflicts of interests between his duties to our company and to Hongcheng Education may arise. In the case of Mr. Xueshan Yang, a former director of our company, he does not owe any fiduciary duty to our company, he has not entered into any non-competition or employment agreements with our company and he does not have any relationship with us or our business except through these contractual arrangements and he is not our shareholders. These individuals may breach or cause our Chinese affiliated entity and its subsidiaries to breach or refuse to renew the existing contractual arrangements that allow us to effectively control our Chinese affiliated entity and its subsidiaries, and receive economic benefits from them. Currently, we do not have existing arrangements to address potential conflicts of interest between these individuals and our company. We cannot assure you that any or all of these individuals will act in the best interests of our company or that conflicts of interests will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and the owners of our Chinese affiliated entity, we would have to rely on legal proceedings, which could result in disruption of our business and substantial uncertainty as to the outcome of any such legal proceedings.

Our Chinese affiliated entity and its subsidiaries may be subject to significant limitations on its ability to operate private schools or make payments to related parties or otherwise be materially and adversely affected by changes in Chinese laws and regulations.

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

Our Anqing School was established as a school that requires reasonable returns. We anticipate adopting articles of association for the Pingdingshan School in 2010 in order to designate it as a school that requires reasonable returns. After the completion of the construction of the new campus for our Jingzhou School (Southern Campus), we also plan to adopt articles of association to designate it as a school that requires reasonable returns.

Current laws and regulations governing private education may be amended or replaced by new laws and regulations that (i) impose significant limitations on the ability of our schools to operate their business, charge course fees or make payments to related parties for services received, (ii) specify the formula for calculating “reasonable returns” or (iii) change the preferential tax treatment policies applicable to private schools. We cannot predict the timing and effects of amendments or new laws and regulations. Changes in Chinese laws and regulations governing private education or otherwise affecting our Chinese affiliated entity’s and its subsidiaries’ operations could materially and adversely affect our business prospects and results of operations.

Contractual arrangements among our subsidiaries and Chinese affiliated entity and its subsidiaries may be subject to scrutiny by the Chinese tax authorities and we or our Chinese affiliated entity and its subsidiaries could be required to pay additional taxes, which could substantially reduce our consolidated net income and the value of your investment.

Arrangements and transactions among related parties may be subject to audit or challenge by the Chinese tax authorities. We could face material and adverse tax consequences if the Chinese tax authorities determine that the contractual arrangements among our subsidiaries and our Chinese affiliated entity and its subsidiaries do not represent arm’s-length terms. If this were to occur, the tax authorities could adjust our Chinese affiliated entity’s or any of its subsidiaries’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for Chinese tax purposes, of expense deductions recorded by our Chinese affiliated entity or any of its subsidiaries, which could in turn increase their tax liabilities. The Chinese tax authorities could also impose late payment fees and other penalties on our Chinese affiliated entity for under-paid taxes. In addition, any challenge by the Chinese tax authorities may limit the ability of our Chinese affiliated entity to maintain any preferential tax treatments and other financial incentives it currently enjoy. Our consolidated net income may be materially and adversely affected if our Chinese affiliated entity’s tax liabilities increase or if it is found to be subject to late payment fees or other penalties.

Regulatory agencies could commence investigations of the private primary and secondary schools directly owned and operated by a subsidiary of our Chinese affiliated entity, and if the results of the investigations were to be unfavorable to us, we could be subject to fines, penalties, injunctions or other censure that could have an adverse impact on our results of operations.

Chinese laws and regulations currently prohibit foreign ownership of primary and middle schools in China. Through Hongcheng Education and contractual arrangements with our Chinese affiliated entity, we own and/or operate private primary and secondary schools. As the provision of private primary and middle school services is heavily regulated in China, our private primary and secondary schools and any new primary schools that our Chinese affiliated entity and its subsidiaries may acquire or establish may be subject from time to time to investigations, claims of non-compliance or lawsuits by governmental agencies, which may allege statutory violations or regulatory infractions. If the results of these investigations were to be unfavorable to us, we could be subject to fines, penalties, injunctions or other censure that could have an adverse impact on our results of operations. Even if we were to adequately address any issues raised by a government investigation, we might have to devote significant financial and management resources to resolve these issues, which could harm our business.

We may in the future rely on dividends and other distributions on equity paid by our Chinese subsidiaries to fund any cash and financing requirements we have, and any limitation on the ability of our Chinese subsidiaries and Chinese affiliated entity to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we may rely in the future on dividends from our Chinese subsidiaries and service, license and other fees paid to our Chinese subsidiaries by our Chinese affiliated entity and its subsidiaries for our cash requirements, including servicing any debt we may incur. Current Chinese regulations permit our Chinese subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our Chinese subsidiaries and Chinese affiliated entity (other than our schools, which are subject to different regulations) in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Currently, all of our Chinese subsidiaries comply with this reserve requirement except four of our Chinese subsidiaries because their statutory reserves have reached 50% of their registered capital. Furthermore, if our Chinese subsidiaries and Chinese affiliated entity incur debt on their own behalf in the future, the terms of that debt may restrict their ability to pay dividends or make other payments to us. Moreover, at the end of each fiscal year, every private school in China is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. For private schools that require reasonable returns, this amount must be at least 25% of the annual net income of the school, if any. As a result, our return on investment in our private schools will be limited by this reserve requirement. See “—Our Chinese affiliated entity and its subsidiaries may be subject to significant limitations on its ability to operate private schools or make payments to related parties or otherwise be materially and adversely affected by changes in Chinese laws and regulations.” Any limitation on the ability of our Chinese subsidiaries and Chinese affiliated entity to distribute dividends or other payments to us in the future could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

We may be treated as a “resident enterprise” for PRC tax purposes under the Enterprise Income Tax Law, which may subject us to PRC income tax for our income originated both within and outside the PRC.

Under the Enterprise Income Tax Law (the “EIT Law”) that went into effect on January 1, 2008, enterprises established under the laws of non-PRC jurisdictions but whose “de facto management” body is located in the PRC, may be treated as “resident enterprises” for PRC tax purposes. The EIT Law’s implementing rules define “de facto management” as having substantial and overall management and control over the production and operations, personnel, accounting, and properties of the enterprise. Based on our analysis of the current facts, we believe that we and our overseas subsidiaries should not be treated as “resident enterprises” for PRC tax purposes. It remains unclear, however, as to how tax authorities will determine tax residency based on the facts of each case. For the year ended December 31, 2009, our calculation of income taxes generally reflects our status as a non-China tax resident company. If the PRC governmental authorities hold that we and our overseas subsidiaries should be treated as a resident enterprise for PRC tax purposes after January 1, 2008, the effective date of the EIT Law, our worldwide income will be subject to PRC income tax at the 25% uniform tax rate,  which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations, although dividends distributed from our PRC subsidiaries to us could be exempt from Chinese dividend withholding tax, since such income is exempted under the new EIT Law to a PRC resident recipient.

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

Under the EIT Law and its implementation rules, dividends declared on earnings generated after January 1, 2008 and payable by a foreign invested entity (“FIE”) in China to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor's jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where we are incorporated, does not have a tax treaty with China.  In the future, our income may be derived from dividends we receive from our operating subsidiaries located in the PRC. Thus, dividends paid to us by our subsidiaries in China may be subject to the 10% income tax if we are considered a “non-resident enterprise” under the EIT Law. If we are required to pay a 10% withholding tax for dividends we may receive from our subsidiaries in the future, it would materially and adversely affect our financial condition and results of operations.

Chinese regulation of loans and direct investment by offshore holding companies to Chinese entities may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our Chinese subsidiaries and Chinese affiliated entity, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Since we are an offshore holding company for our Chinese subsidiaries and Chinese affiliated entity, we may make loans to our Chinese subsidiaries and Chinese affiliated entity, or we may make additional capital contributions to our Chinese subsidiaries. Any loans we make to our Chinese subsidiaries or our Chinese affiliated entity are subject to Chinese regulations and approvals. For example:

•
loans by us to any of our Chinese subsidiaries, each of which is a FIE, to finance their activities cannot exceed the difference between the total investment amount and the registered capital of the Chinese subsidiary, each as set forth in its articles of association, and must be registered with the SAFE; and

•	loans by us to our Chinese affiliated entity or its subsidiaries must be approved by the relevant government authorities including, the SAFE and the NDRC, and must also be registered with the SAFE.

We may also decide to finance our Chinese subsidiaries by means of capital contributions. These capital contributions would have to be approved by the Ministry of Commerce or its local counterpart. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our Chinese subsidiaries or our Chinese affiliated entity or any of their respective subsidiaries. If we fail to receive these registrations or approvals, our ability to finance our Chinese operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

If  our Chinese affiliated entity or its subsidiaries become the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy those assets, which could reduce the size of our operations and materially and adversely affect our business, ability to generate revenue and the market price of our ADSs.

To comply with Chinese laws and regulations relating to foreign ownership in the education and telecommunications sectors, we currently conduct our operations in China through contractual arrangements with our Chinese affiliated entity and its shareholders and subsidiaries. As part of these arrangements, our Chinese affiliated entity and its subsidiaries hold some of the assets that are important to the operation of our business. If any of these entities goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of our Chinese affiliated entity or its subsidiaries undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of these assets, which would hinder our ability to operate our business, which could materially and adversely affect our business, our ability to generate revenue and the market price of our ADSs.

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

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although the Chinese government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the Chinese government. The Chinese government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. The Chinese government implements a number of measures to slow down specific segments of China’s economy that it believes to be overheating. Since the demand for our services is affected by a number of factors, including the spending power of Chinese students and their families on education, which in turn is affected by the condition of the Chinese economy, the foregoing actions, as well as future actions and policies of the Chinese government, could materially affect the demand for our services, our prospects and results of operations.

If preferential tax treatments currently available to us are reduced or repealed, our business and results of operations could suffer.

On January 1, 2008, the EIT Law became effective, pursuant to which FIEs, such as our Chinese subsidiaries, and domestic companies are both subject to a uniform statutory tax rate of 25%. Preferential tax treatments will continue to be granted to entities that are classified as “high and new technology enterprises strongly supported by the State” or to entities that conduct business in encouraged sectors, whether FIEs or domestic companies. Pursuant to Circular 172, which was issued on April 14, 2008, in order for applicant enterprises to be classified as “high and new technology enterprises strongly supported by the State”, certain requirements must be met, such as ownership of the core intellectual property, products or services within “State-Encouraged High Technology Areas.”  Pursuant to the EIT Law and regulations thereunder, enterprises that were established before March 6, 2007, and were enjoying preferential tax rates according to previous tax laws, administrative regulations, and other circulars with equivalent effect, will have their preferential tax rates gradually transitioned to the new uniform tax rate over a five-year period starting from January 1, 2008. Enterprises that were also enjoying preferential tax exemptions and/or reductions for a specified term, however, may continue to enjoy those exemptions and/or reductions in accordance with the implementation of transitional preferential tax policies for enterprise income tax.

On April 14, 2008, Measures on the Classification of High and New Technology Enterprises, a discussion and interpretation of the detailed standards applicable to the classification of “high and new technology enterprises” status, was promulgated.  Currently eight of our subsidiaries and affiliated entity have been approved and classified as “high and new technology enterprises.”  Each approval is valid for three years conditional upon successfully meeting criteria and filing requirements on an annual basis, and each classified entity can then apply to renew for an additional three years provided their business operations continue to qualify for the new HNTE status. However, as the procedures for obtaining classification as “high and new technology enterprises” are very complicated and time consuming, and the standards for classification as a “high and new technology enterprise” are not easy to achieve, we cannot assure you that our entities currently classified as “high and new technology enterprises” will continue to be classified as such.

China’s legal system has inherent uncertainties that could materially and adversely affect us.

We are a holding company, and we conduct our business primarily through our subsidiaries and Chinese affiliated entity incorporated in China. We and our subsidiaries are generally subject to laws and regulations applicable to foreign investment in China. We depend on our Chinese affiliated entity to honor its agreements with us. Most of our contractual arrangements with our Chinese affiliated entity are governed by Chinese law and disputes arising out of these agreements are expected to be decided by arbitration in China.

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

We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, the majority of our directors and executive officers and some of the experts named in this annual report reside within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon us, our directors or executive officers or upon some of the experts named in the annual report. In addition, it may be difficult or impossible to bring an original action against us or our directors or executive officers in a Chinese court if rights have been infringed under the U.S. federal securities law or otherwise. Moreover, we have been advised that China does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. Since July 2005, the Renminbi is no longer pegged solely to the U.S. dollar. Instead, its value is measured against a basket of currencies, determined by the People’s Bank of China. For example, on August 26, 2008, the Renminbi appreciated against the U.S. dollar to approximately RMB6.78 to US$1.00, representing an upward revaluation of 0.99% of the Renminbi against the U.S. dollar, as compared to the exchange rate on the previous day.  The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the future.  As of June 22, 2010, the Renminbi per U.S. dollar exchange rate was RMB6.8267 to U.S.$1.00. Fluctuations in the exchange rate will also affect the relative value of any dividend we may issue, which will be exchanged into U.S. dollars, and earnings from and the value of any U.S. dollar-denominated investments we make in the future.

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

We may be subject to fines and legal sanctions imposed by SAFE, State Administration of Taxation or other Chinese government authorities if we or our Chinese employees fail to comply with recent Chinese regulations relating to employee stock options granted by offshore listed companies to Chinese citizens.

On March 28, 2007, the SAFE issued the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company, or the Stock Option Rule. Under the Stock Option Rule, Chinese citizens who are granted stock options by an offshore listed company are required, through a Chinese agent or Chinese subsidiary of the offshore listed company, to register with the SAFE and complete certain other procedures. In addition, the Ministry of Finance and State Administration of Taxation issued the Issues Relevant to the Levy of Individual Income Tax on the Income from Stock Option of Individuals Circular or Caishui [2005] No. 35, which was effective as of July 1, 2005. Under this rule, enterprises in China that operate stock option schemes as the withholding agent for individual income tax should submit certain information to the competent tax authority and fulfill the obligations for withholding and making payment of individual income. As an offshore listed company, we and our Chinese employees may be subject to fines and legal sanctions imposed by the SAFE, State Administration of Taxation or other Chinese government authorities, if they determine that we fail to comply with the relevant requirements. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation of Foreign Currency Exchange and Dividend Distribution—SAFE regulations on overseas investment of Chinese residents and employee stock options.”

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

If our shareholders sell, or are perceived as intending to sell, substantial amounts of our ordinary shares or ADSs, including those issued upon the exercise of outstanding options, the market price of our ADSs could fall. Such sales, or perceived potential sales, also might make it more difficult for us to sell equity or equity related securities in the future at a time and price that we deem appropriate. Ordinary shares held by our existing shareholders and any ADSs held by our affiliates may be sold in the public market under, and subject to the restrictions contained in, Rule 144 and Rule 701 under the Securities Act of 1933, as amended, or the Securities Act, and applicable lock-up agreements.

In addition, certain holders of our ordinary shares have the right to cause us to register the sale of those shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of that registration. Sales of additional registered shares in the public market could cause the price of our ADSs to decline.

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

We believe that our current cash and cash equivalents, term deposits and anticipated cash flows from operations will be sufficient to meet our presently anticipated cash needs through the end of fiscal year 2010. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We have no current plans to undertake or secure any such equity or debt financing, and we can provide no assurance that any such financing would be available in amounts or on terms acceptable to us, if at all.

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

We are a company incorporated under the laws of the Cayman Islands, and our corporate affairs are governed by our memorandum and articles of association, the Cayman Islands Companies Law (2007 Revision) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by noncontrolling shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands, as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

We were incorporated as an exempted company in the Cayman Islands with limited liability on September 6, 1999 and began our online degree services business in the same year, providing services to Renmin University of China. Since our inception, we have rapidly grown our online degree program services business and have added three new business lines through a series of acquisitions in 2005 (online tutoring, private primary and secondary schools and international curriculum services) and in 2006 (vocational post-secondary international curriculum programs).

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

We are a leading educational services provider in China, incorporated as an exempted limited liability company in the Cayman Islands. Established in 1999, our primary business is to provide comprehensive services to the online degree programs of leading Chinese universities. These services include academic program development, technology services, enrollment marketing, recruiting, student support services and finance operations.  Our other lines of businesses include online tutoring services, the operation of private primary and secondary schools, and marketing and support for international curriculum programs. We believe we are the largest service provider to online degree programs in China in terms of the number of higher education institutions that are served and the number of student enrollments supported.

We currently have strategic relationships with 29 universities, 17 of which are under long-term contracts that generally vary from 10 to 50 years in length. Twelve of our university partners, including GRTU and FRTU, currently operate their own online degree programs and five universities are awaiting regulatory approval to begin their online degree programs. We also perform recruiting service for 18 universities through our nationwide learning centers network. As of December 31, 2009, there were approximately 287,000 revenue students in the online degree programs that we service through these relationships. A revenue student is counted when a student makes a payment in the semester. These online degree programs are marketed under the brand names of these leading Chinese universities, which allow us to benefit from the significant brand equity that these higher education institutions have established.

Our business has experienced significant growth since its inception in 1999. This growth has been driven by the increased number of universities that we serve, the increased enrollment of the online degree programs of our university partners, and our expansion into other education-related lines of business. We generate our revenue from service fees and tuition payments derived from students who are enrolled in, or served by, our businesses. As of December 31, 2009, we provided services to online degree programs that had an aggregate of approximately 287,000 revenue students, and we served approximately 47,570 revenue students in our other businesses. Our net revenue increased from RMB265.0 million in 2007 to RMB317.7 million in 2008, and RMB354.7 million ($52.0 million) in 2009, representing a compound annual growth rate, or CAGR, of  15.7%. Net revenue from our online degree programs contributed 76.3%, 80.4% and 80.4% of our total net revenue for the years ended December 31, 2007, 2008 and 2009, respectively.

Our income from operations decreased from RMB40.3 million in the year ended December 31, 2007 to a loss of RMB13.1 million for the year ended December 31, 2008. Our income from operations increased from a loss of RMB13.1 million in the year ended December 31, 2008 to RMB79.4 million ($11.6 million) for the year ended December 31, 2009. Our net income attributable to ChinaEdu Corporation shareholders declined from RMB2.5 million for the year ended December 31, 2007 to a net loss attributable to ChinaEdu Corporation shareholders of RMB43.0 million for the year ended December 31, 2008. Our net income attributable to ChinaEdu Corporation shareholders increased from a loss of RMB43.0 million for the year ended December 31, 2008 to RMB34.8 million  ($5.1 million) for the year ended December 31, 2009.

The decline in both income from operations and net income attributable to ChinaEdu Corporation shareholders from 2007 to 2008, was primarily due to an increase in impairment losses. Our goodwill impairment and intangible assets impairment losses were RMB70.1 million for the year ended December 31, 2008, compared to goodwill impairment losses of RMB16.2 million for the year ended December 31, 2007. There was no goodwill and intangible assets impairment in 2009.

Our Strengths

We believe that we possess the following competitive strengths:

•
Market leadership and proven track record.    We are one of the market leaders in the education services market due to our early mover advantage, proven track record and delivery of innovative services that are in high demand. We believe we are the leading company in China providing comprehensive services, technology and operating support to universities offering online degree programs, in terms of both number of institutions served and the number of enrollments that we support. Our experienced management team, established technology platform and capabilities, operational expertise and content portfolio allow us to effectively attract and retain customers as well as identify new opportunities in the private education market.

•
Substantial knowledge of our customers and the Chinese education market.    Through our ten-year operating history, early efforts to develop an online technology platform and comprehensive service offering for Chinese universities, we have acquired substantial knowledge of the Chinese education market and the needs of its consumers. As we have expanded our service offerings, we have been able to take advantage of our market knowledge to address additional areas in which we believe we can leverage our experience, processes and technology to meet the needs of the market. As a result, we have expanded our business to include the distribution and support of international curriculum, private primary and secondary schools and an online tutoring platform.

•
Provider of premier services for online degree programs.    We believe our products position us as an attractive choice for both academic institutions and students for online degree programs. We have provided comprehensive services and support to universities for their online degree programs since 1999. Our service model and technology platform have proven to be successful, as shown by our leading position in terms of number of institutions served. In addition, we have developed a wide array of proprietary courseware, from which we currently tailor over 1,550 courses for our university partners based on their different requirements. Many of these courses can be used as a basis to develop similar courses when we add new university customers, thus enabling us to benefit from economies of scale. We use this service model with our reliable technology platforms, comprehensive library of courseware and operational and marketing expertise to help universities achieve their academic and financial goals.

•
Experienced management team with proven track record.    We have an experienced management team with an average of over 11 years of experience in either the education services industry or the online services industry. We have recruited strong leaders with proven skills to serve in key positions within our management team, and our team includes members with substantial experience in education, technology, marketing and finance.

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

•
Expand our network of learning centers.    To strengthen our ability to assist our customers’ online degree programs in recruiting students and improving student service quality, we established our learning centers network in 2008. Currently we have 65 learning centers. We believe that the opening of these learning centers will allow us to significantly enhance our brand recognition, increase access to potential students for online degree programs and enhance profitability. We also are actively seeking to establish strategic relationships with universities that currently are not our online degree program customers to provide our learning center services to their online degree programs.

•
Improve our online tutoring business.    We continue to focus our growth in the development and improvement of our online tutoring business.  Leveraging on our strength in sales channels, development of products and offerings and improvements in customer service, we believe we will be able to expand our customer base and gain additional traction and market share in the fragmented online tutoring business.

•
Develop our interactive learning community.    In an effort to provide an integrated platform for all of our services and offerings we started to develop our interactive learning community in 2009.  Our learning community will combine both educational content management system and social networking services in creating an interactive vertical learning platform for students, teachers and educational institutions.

•
Continue to strengthen our brand name and our reputation.    We are focused on continuing to build our brand name and our reputation among our existing customers, as well as among other Chinese and foreign education institutions. We believe that building our brand and reputation will allow us to attract new schools and students to our current business lines. We are also increasing awareness of our online tutoring programs and learning centers by increasing advertising to continue to build brand recognition. We are taking part in a wide range of activities to promote our brand and reputation, such as participating in conferences, sponsoring industry events and publishing articles in education trade journals.

•
Develop new products and services to further enhance the learning experience of existing students and attract new students.    We plan to increase our research and development efforts to develop new products and services with respect to our online tutoring and online degree programs to introduce more robust online learning programs, to enhance the students’ learning experience and to improve their sense of community. We further plan to enhance our online tutoring programs by recruiting additional high quality teachers, expanding the type of programs offered and incorporating more interactive technology to increase student retention and student usage rates for our programs.

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

Our Business

We are a leading educational service provider in China. Our primary business is to provide comprehensive services to the online degree programs of leading Chinese universities. We also offer online tutoring services to primary and secondary school students, operate primary and secondary schools, market international post-secondary and English language curriculum programs to established learning institutions.

Online Degree Programs

Our primary business is to assist universities in China to establish, operate and expand their online degree programs. We currently provide services to 24 universities with their online degree programs and to five additional universities awaiting regulatory approval to begin their programs. These online degree programs had approximately 287,000 revenue students as of December 31, 2009. The online degree programs we currently service offer associate and bachelor degree programs in a wide range of subjects, including, but not limited to, accounting, marketing, finance, business administration, international business, law, civil engineering, education, computer science, literature, project management, marketing and administrative management. These online degree programs are aimed primarily at working adults who have sufficient economic means to support their studies and who value the flexibility of a self-paced online educational process. For the years ended December 31, 2007, 2008 and 2009, we generated 76.3%, 80.4% and 80.4%, respectively, of our net revenue from online degree programs.

Online degree programs in China must be approved by the MOE. At present, 67 universities in China have received approvals from the MOE to operate online degree programs, as well as the China Central Radio and TV University, which functions primarily as a distance learning facility. The China Central Radio and TV University delivers its courses to students primarily over satellite and television, and we believe it currently does not compete with the other 67 universities in the online degree program market. As of December 31, 2009, most of these 67 universities had registered students in their online degree programs, and we provided services to 22 out of the 67 universities that have been approved to offer online degree programs in China. In addition we also entered into exclusive collaborative alliance agreements with GRTU in February 2009 and FRTU in June 2009. Students registered in online degree programs can pursue either associate degrees or bachelors degrees. They must generally prepay tuition for a minimum number of credits upon admission and subsequent enrollment, which can be applied to credits sought after their initial semester. The total number of credits required to graduate from an online degree program offered by these universities generally ranges from 80 credits for associate degrees to 160 credits for bachelor degrees. The tuition per credit ranges from approximately RMB60 to RMB180. The tuition charged to students is subject to the review and approval of the pricing administration authority and the filing with the relevant education authority.

Learning centers assist universities with a number of vital functions for their online degree programs, including marketing, enrollment administration, student services and tuition collection. Learning centers also provide academic review sessions and technical support for students. The physical presence of learning centers is complementary to online distance learning, since it facilitates face-to-face tutorial sessions, student consultations and course material distribution. Learning centers also ensure the integrity of examinations, as entrance exams and final exams are conducted on site at the learning centers, allowing testing to occur under controlled environments. Learning centers are generally operated by third parties that have entered into agreements with universities. Many learning centers are owned by polytechnic, or vocational, schools, allowing these institutions to leverage their infrastructures to serve the higher education market.

In February 2007, we received provisional approval from the MOE to operate 10 learning centers in the provinces of Beijing, Shanghai, and Jiangsu and Zhejiang for a trial period of up to 18 months.  Although this provisional approval has since expired, the MOE has not ordered us to terminate operations at our learning centers, although no assurance can be given that the MOE will not do so.  To date, we have also obtained provincial level approval from the Beijing, Shanghai, Jiangsu, Zhejiang and Jiangxi provinces to operate a total of 23 learning centers, which include the 10 that received provisional approval from the MOE in February 2007. We have also entered into agreements to establish four cooperative learning centers in the provinces of Jilin, Hainan, Guangdong and Henan. Although these learning centers are not branded under the ChinaEdu name, we derive revenue from them by contributing significantly to their operations. In addition to the 27 learning centers discussed above, we have also entered into agreements with 38 third party learning centers pursuant to which we provide assistance applying for approval from provincial level education authorities as well as securing additional university online degree programs.  In return, we receive a percentage of the tuition earned by these third party learning centers. We believe that the opening of these learning centers will allow us to significantly enhance our brand recognition, increase access to potential students for online degree programs and enhance profitability. We also are actively seeking to establish strategic relationships with universities that currently are not our online degree program customers to provide our learning center services to their online degree programs.

Our Services

Through collaborative alliances and other revenue-sharing arrangements, we offer a comprehensive service platform to our university customers, including academic program development, technology services, enrollment marketing, recruiting, student support services and finance operations. We also provide the initial capital resources needed to establish their online degree programs. We believe we are the only service provider in China that offers a comprehensive set of services to online universities that supports virtually all aspects of a student’s progression through an online degree program. Through these services, we enable our customers to quickly establish an online degree program with a high level of student service quality and to significantly expand or improve existing initiatives with minimal initial investment. Our strategic relationships with universities are based upon long-term contracts that generally vary in length from 10 to 50 years.

Academic Program Development.   Academic program development entails the design and development of instructional materials, multimedia learning materials and quality assurance processes. The overall development time for a single course can range from as little as three weeks to as long as four months, depending on the subject matter and complexity of the course materials. To date, we have developed over 1,550 online courses for our university partners’ programs, all of which are proprietary to us or to our university collaborative alliances. As such, many of our previously developed courses can be used as the basis to develop similar courses when we add new university customers, thus enabling us to benefit from economies of scale.

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

Recruiting Services.  We currently offer recruiting services to 18 university partners through our learning centers network. We have a total of 65 learning centers in operation. The learning centers perform a number of essential functions such as marketing, enrollment administration, student services and tuition collection.

Structure and Revenue Model

Our relationships with our university partners are structured as collaborative alliances, long-term contractual service arrangements, licensing of online education technology platform agreements and recruiting and technology agreements.

Collaborative Alliances.    Our relationships with 10 of our university partners, including GRTU, FRTU and three universities seeking regulatory approval to operate their online degree programs, are structured as collaborative alliances. In our collaborative alliance structures, we establish a collaborative alliance with the university (or a commercial subsidiary of the university), which in turn provides services and support to the university’s online degree program. The collaborative alliances with our university partners have terms ranging from 10 to 50 years and are exclusive in nature. We have a majority interest in each of these collaborative alliances and treat them as our consolidated subsidiaries. We are generally responsible for contributing the initial capital required for the establishment and startup of the collaborative alliances, which has historically ranged from approximately RMB0.5 million to approximately RMB20.0 million. Our university partner pays to the collaborative alliance a service fee equal to a portion of its tuition receipts from its online degree program, after deducting certain operating expenses, administrative fees paid by our university partners, including fees paid to learning centers, refunds paid to students and, in some cases, licensing or technical consulting fees paid to us.

Long-Term Contractual Service Agreements.    We also have entered into long-term contractual service arrangements with four of our university partners. Pursuant to these agreements we provide services and technology to support each respective university’s online degree program for a fixed period of time. We receive service fees equal to an agreed portion of tuition collected by the university from students in their online degree programs. The amount of the payments is based on a negotiated formula, which may depend on the number of students in the program or students registered from certain geographic territories.

Licensing of Online Education Technology Platform Agreements.  We have licensed our online education technology platform and also provided post contract customer support ("PCS") to three of our university partners, including two universities which are still seeking regulatory approval to operate their online degree programs.  Upon their receiving approvals to operate the online degree programs, we will establish a collaborative alliance with one of the two universities to serve the online degree program and enter into a long-term contractual service agreement with the other to serve the online degree program. We recognize revenue from licensing of online education technology platform when persuasive evidence of an agreement exists, delivery of the services has occurred, the fee is fixed or determinable, and collectability is probable.

Recruiting and Technology Agreements.  We have also entered into non-exclusive contractual service arrangements with 18 university partners. Pursuant to these agreements, we provide recruiting services and technology support for a period of time, generally ranging from 2 to 3 years, through our network of learning centers. We receive service fees equal to an agreed portion of the tuition collected from the students by the learning centers, which are subject to annual re-negotiation.

University Partners

The number of revenue students in the online degree programs we service has grown rapidly, from approximately 192,000 revenue students at 2007 calendar year-end to approximately 287,000 revenue students at our 27 existing university customers at 2009 calendar year-end. In 2007, 2008 and 2009, 68.2%, 67.3% and 63.6%, respectively, of our net revenue was derived from our services to our five largest online degree program customers. Our three largest customers, Renmin University of China, China Agricultural University and Dongbei University of Finance and Economics, accounted for 20.2%, 13.3%, 12.0%, respectively, of our net revenue in 2009.

Type of Structure	Number of University Partners
Collaborative Alliances	8	(including 3 waiting for approval)
Radio and TV Collaborative Alliances	2
Long-Term Contractual Service Agreements	4
Licensing of Online Education Technology Platform Agreements	3	(including 2 waiting for approval)
Recruiting and Technology Agreements	18	(including 6 which we have established collaborative alliances or entered into long-term contractual service agreements)
Total	29

The following map shows our 29 university partners:

Sales and Marketing Strategy

The two main aspects of our sales and marketing strategy are increasing the number of university online degree programs utilizing our services and helping our customers recruit and retain more online degree students.

We employ a business development team to establish new relationships with universities, both those with existing online programs and others that are interested in developing new programs. We are in continuous discussions with additional universities regarding their online programs.

The university’s relationship, as well as our relationship, with the learning centers is essential to the sales and marketing of online degree programs to new students. The learning centers assist the online programs with a number of vital functions, including recruitment, marketing and student services for such programs. To provide a nationwide physical presence and to strengthen our sales network, we have assisted our university partners in developing relationships with approximately 464 learning centers, which cover most major cities in China. We provide student support training to many learning centers and assist learning centers in advertising to solicit students. The relationships between the learning center operator and the university are typically governed by non-exclusive compensation arrangements that are subject to annual re-negotiation. The majority of the learning centers are owned and operated by independent third parties.

In 2008, we established our learning centers network, currently we have 65 learning centers. We believe that the opening of these learning centers will allow us to significantly enhance our brand recognition, increase access to potential students for online degree programs and enhance profitability. We also actively seek to establish strategic relationships with universities that currently are not our online degree program customers to provide our learning center services to their online degree programs.

Competition

There are three main components of competition within the online degree program market: (i) competition among service providers to attract and retain additional university partners; (ii) competition among online degree programs seeking to enroll students; and (iii) competition between our learning centers network and other national learning centers network. In addition to GRTU and FRTU, we currently serve 22 out of the 67 universities that have been approved to offer online degree programs in China and we have contracted with five additional universities that are awaiting regulatory approval to start their programs. There are 45 other universities currently offering online degree programs that either independently run their programs or outsource services for their programs to other service providers. While we are trying to establish relationships with additional universities with respect to their online programs, several companies offer services that compete with our service offerings generally on a service-by-service basis. We compete with these companies primarily on the scope and quality of our service offerings to university partners, and to a lesser extent, price.

The online degree programs that we service must compete with other online programs, as well as with other education and training programs that are seeking to enroll students. Recruitment of students for online degree programs relies heavily on learning centers, most of which are owned and operated by third parties. We have assisted our university customers in developing relationships with approximately 464 learning centers, which can be subject to varying degrees of customer loyalty. Many learning centers assist with recruitment on behalf of multiple online degree programs, and, as a result, the online degree programs that we support face considerable competition for recruiting at the learning centers.

Our nationwide learning centers network faces competition with Open Online and China Cyber Learning which have the nationwide learning center operator licenses.  Open Online is the largest learning centers operator in China, having signed recruiting contracts with 41 out of the 67 online degree programs, with approximately 1,600 third party learning centers and 23 proprietary learning centers.  Currently our learning centers network has signed recruiting contracts with 18 out of the 67 online degree program and operates 65 learning centers. China Cyber Learning has signed recruiting contracts with eight of the 67 online universities and operates 12 proprietary learning centers.

Online Tutoring Programs

We provide online tutoring and test preparation services to primary and secondary school students in China through a separately branded program known as the “101 Distance Learning Center” or the “101 Online School”. The 101 Online School was originally founded in 1996, and over the past thirteen years has developed a strong reputation as a valuable learning tool with students and teachers alike. The 101 Online School is a leading online tutoring education website in China, for elementary school, middle school and high school students in China, for which we currently have over 1.1 million users. The website address for our 101 Online School is www.chinaedu.com.

As of December 31, 2009, the 101 Online School served more than 39,890 revenue students.  In 2007, 2008 and 2009, we generated 6.8%, 4.8% and 5.5%, respectively, of our net revenue from the 101 Online School through subscription fees paid by students for the online tutoring service.

Using our proprietary e-learning platform, the 101 Online School provides interactive tutoring services to primary and secondary school students in virtually all academic subjects offered to these students in China. Our online tutoring and test preparation services also assist secondary school students in preparing for key examinations administered in China, including the national college entrance examination. All of the tutoring and test preparation materials used by our 101 Online School are developed by qualified teachers and subject to review by our quality control staff. By providing tutoring and test preparation services online, the 101 Online School makes the tutoring and test preparation process more convenient and accessible for students, especially those with limited access to traditional tutoring or test preparation services. In addition, we continue to innovate new services designed to attract and retain students for our 101 Online School. In 2009, we began hiring an entire staff for the development of our 101tutor question and answer product for students.

We currently market our 101 Online School through regional third-party distributors and our own sales centers in Beijing, Tianjin and other cities and provinces in China. Approximately 237 distributors located in major cities in China purchase bulk subscriptions to our 101 Online School and resell these subscriptions to students. Bulk subscription sales to distributors accounted for 62.3%, 68.2% and 50.4% of our 101 Online School revenue in 2007, 2008 and 2009, respectively.

In addition, we have entered into an arrangement with Lenovo Group Limited, a personal computer manufacturer in China, to distribute our online tutoring services in various lines of Lenovo personal computers.

Private Primary and Secondary Schools

The market for private primary and secondary schools in China is growing rapidly. We believe that private primary and secondary schools will play an increasingly important role in providing quality education in China, particularly to the children of the emerging middle class. Parents in China, as in the rest of the world, are continuously searching for the best educational solutions for their children. We believe the private primary and secondary school business represents a compelling business opportunity for us. We owned three private primary and secondary schools and generated 5.0%, 6.1% and 8.6% of our net revenue from the private primary and secondary school business in 2007, 2008 and 2009, respectively.

Anqing Foreign Language School

Through our Chinese affiliated entity, Hongcheng Education, we have been operating the Anqing Foreign Language School, or the Anqing School, a private primary school, grades 1 to 12 since 2005. The Anqing School is regarded as one of the leading schools in the market that it serves, especially well known for its English language program and foreign English language teachers. We completed construction of the new campus by the fall of 2009, which approximately doubled the capacity of the school and expanded the grades offered in elementary school, middle school (equivalent of grades 7 to 9), as well as high school, covering grades 1 through 12. During the 2007-2008 academic year, the Anqing School had an enrollment of approximately 1,600 which increased to approximately 2,500 students during the 2008-2009 academic year. During the 2009-2010 academic year, the Anqing School had an enrollment of approximately 3,500 students.

Pingdingshan Bilingual School

Through our Chinese affiliated entity, Hongcheng Education, we acquired all of the rights and interests in the Pingdingshan Bilingual School, or Pingdingshan School in 2005. The Pingdingshan School is a private primary school, grades 1-9, in Pingdingshan, Henan province. The Pingdingshan School is regarded as one of the leading schools in its market. In 2009, we completed the construction of a new building and other facility improvements. During each of the 2007-2008 and 2008-2009 academic years, the Pingdingshan School had an enrollment of approximately 1,200 students. During the 2009-2010 academic year, the Pingdingshan School had an enrollment of approximately 1,400 students.

Jingzhou School (Southern Campus)

Through our Chinese affiliated entity, Hongcheng Education, we acquired rights to construct a new private secondary school, Jingzhou School (Southern Campus), for students in grades 9-12 in Jingzhou, Hubei province in 2005. The Jingzhou School (Southern Campus) will be established as a partnership with Jingzhou High School. We, our partner, Jingzhou High School, and a noncontrolling shareholder will own 54.4%, 25% and 20.6% of the new school, respectively. Under the cooperation agreement between Hongcheng Education and Jingzhou High School, we will undertake construction of the new campus and Jingzhou High School will contribute its brand as well as management and teaching resources to the school.  We initially planned to complete construction of the new campus by the fall 2006 recruiting season, however, we have encountered delays in obtaining the land-use rights for the new campus site, resulting in an increase in construction costs, and we cannot assure you that we will be able to begin construction in the near future, or at all.  See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business – We may not be able to successfully execute future acquisitions or efficiently manage the businesses we have acquired to date or may acquire in the future.”

International Curriculum Programs

We distribute and support English language programs to secondary schools and international polytechnic programs to vocational schools in China. We provide all aspects of delivery and support for these programs, including program development and implementation, English teacher recruitment and administration, and other ancillary services. We generate revenue based on the enrollment fees students pay to the participating schools with whom we have entered into revenue sharing arrangements, based either on a fixed fee per student or a percentage of the enrollment fee per student. For the 2007-2008, 2008-2009 and 2009-2010 academic years, respectively, approximately 5,000, 4,000 and 2,800 students were enrolled in the international curriculum programs. In 2007, 2008 and 2009, we generated 11.9%, 8.7% and 5.5%, respectively, of our net revenue from international curriculum services.

The BCIT Program.    We entered into an exclusive agreement with the British Columbia Institute of Technology, or BCIT, a leading polytechnic institute in Canada, in February 2006. Through this program, we provide services to BCIT in implementing international post-secondary education programs and market these programs to selected polytechnic colleges in China approved by BCIT from time to time, enabling these colleges to offer up-to-date courses across a wide variety of majors and subjects to their students. We are BCIT’s exclusive service provider in China for these selected polytechnic colleges until 2020. At present, we provide services to the BCIT programs of six polytechnic colleges approved by BCIT to offer these programs. The BCIT program provides a three-year associate degree program to high school graduates seeking international vocational education within the environment of a Chinese polytechnic college. Through the participating colleges in China, the program offers a wide variety of majors and subjects such as business, computing and information technology, manufacturing, electronics, construction, environment, transportation and health science, all developed by BCIT. The program is unique in that entry-level courses and related course materials are in Chinese, but instruction and course materials for more advanced courses are transitioned to English.

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

The FEC Program.  In 2005, we acquired the right to serve as the exclusive service provider to the English language programs of Western Institute of Technology at Taranki or “WITT” within China until September 2020.  We refer to this program as the FEC program.  In 2008, we mutually terminated our agreement with WITT due to ongoing regulatory challenges that have prevented many of our contracted schools from obtaining necessary regulatory re-approvals. Schools that have been receiving support from us under the FEC program, however, can continue to recruit students even after termination of our agreement with WITT if they choose, since all education related support is provided by us.  However, we cannot assure you that any or all of the FEC contracted schools will continue to work with us in the future, and our partner schools may face additional challenges obtaining re-approvals for replacing WITT with other overseas education institutions with whom we may partner.  While we believe that some of our existing contracted schools participating in the FEC program may switch to either our newly established SCC program or to other programs that we may provide, there can be no assurance they will. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our international curriculum programs, which include our Polytechnic and English language programs, are heavily regulated, and our ability to conduct business in this area is highly dependent on regulatory policies and our compliance with these policies.”

Seasonality

We have experienced, and expect to continue to experience fluctuations in our revenue and results of operations, due to a number of reasons including seasonal changes in the number of students who are enrolled in, or served by, our businesses. Generally, more new revenue student enrollments occur in the fall, and more existing student enrollments occur in the spring upon selection of additional course credits. We generally recognize revenue over the six-month period following these enrollments. Our expenses and costs, however, do not necessarily correspond with changes in our revenue or the number of students who are enrolled in, or served by, our businesses. We expect quarterly fluctuations in our revenue and results of operations to continue. As our revenue grows, these seasonal fluctuations may become more pronounced.

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

The MOE issued Certain Opinions on the Pilot Program of Supporting Certain Higher Education Institutions to Establish Online Education Colleges to Develop Modern Long-Distance Education in 2000 and Certain Opinions regarding the Enhancement of the Administration of Higher Education Institution Online Education Colleges and the Improvement of Education Quality in 2002 to regulate online higher education. And, on February 1, 2010, the MOE issued a Circular on the Student Enrollment of Online Degree Education by the Pilot Universities which are Permitted to Operate Online Degree Education, or the 2009 circular, to regulate the recruitment of online degree students. The 2009 circular prohibits universities from recruiting existing full-time students and instructs schools offering online degrees to recruit only working adults for their programs. The 2009 circular also required universities to tighten their admission criteria for their online programs and to improve the quality of their recruiting materials. As of December 31, 2009, 67 universities and colleges had been approved by the MOE to operate online education programs as part of the MOE pilot program. Twenty two of the universities to which we currently provide, or have entered into agreements to provide, online degree program services are included within the pilot program. Central University of Finance and Economics, Beijing Forestry University, Shanghai University of Finance and Economics, Jiangxi Normal University and Jiangsu University, five other universities that we serve, are not in the pilot program and are currently in the process of applying for the MOE approval to offer online degrees.

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

In February 2007, we received provisional approval from the MOE to operate 10 learning centers in the provinces of Beijing, Shanghai, and Jiangsu and Zhejiang for a trial period of up to 18 months. To date, we have also obtained provincial level approval from the Beijing, Shanghai, Jiangsu, Zhejiang and Jiangxi provinces to operate a total of 23 learning centers, which include the 10 that received provisional approval from the MOE in February 2007. We have also entered into agreements to establish four cooperative learning centers in the provinces of Jilin, Hainan, Guangdong and Henan. In addition to the 27 learning centers discussed above, we have also entered into agreements with 38 third party learning centers pursuant to which we provide assistance applying for approval from provincial level education authorities as well as securing additional university online degree programs. The MOE has not yet issued to us a final approval to operate learning centers on a nationwide basis in China based on the performance and operation of our learning centers during the trial period.

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

The Law for Promoting Private Education (2003) and The Implementation Rules for the Law for Promoting Private Education (2004)

The Law for Promoting Private Education (2003) became effective on September 1, 2003, and its implementing regulations, The Implementation Rules for the Law for Promoting Private Education (2004), became effective on April 1, 2004. Under these regulations, “private schools” are defined as schools established by individuals or private social organizations using private funds. Private schools providing degree education, pre-school education, education for self-study aid and other academic education are subject to approval by the education authorities, while private schools engaging in occupational qualification training and occupational skill training are subject to approvals from the authorities in charge of labor and social welfare. An approved private school will be granted an operating permit, and it must be registered with the MCA or its local counterpart as a privately run non-enterprise legal person. Two of our private primary and secondary schools, the Anqing School and the Pingdingshan School, have obtained operating permits and have been registered with the relevant local office of the MCA. Since construction for Jingzhou School southern campus has been delayed indefinitely, it has not applied for registration with the MCA yet.

The operation of private schools is highly regulated. For example, the types and amounts of fees charged by private schools offering certifications must be approved by the relevant governmental authority and be publicly disclosed, and the types and amounts of fees charged by private schools that do not offer certifications need only be filed with the relevant governmental authority and be publicly disclosed. Our Anqing School and Pingdingshan School currently offer certifications to students.

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

Permits for Chinese-foreign cooperation in operating schools must be obtained from the relevant education authorities or the authorities that regulate labor and social welfare in China. Since all of our private primary and secondary schools are operated by our Chinese affiliated entity and not by us, we believe, based on the advice of our Chinese counsel, that we are not required to apply for these permits.

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

In August 2004, the MOE promulgated the Announcement Regarding Re-Approval of Chinese-foreign Cooperative Educational Institutions and Programs, which requires Chinese-foreign cooperative educational institutions and programs that were established before July 1, 2004 (the effective date for the Implementing Rules) to obtain re-approval from the MOE. Since not all of our contracted schools have obtained re-approval from the MOE, as a result, in 2008 we mutually terminated our agreement with WITT.

In April 2007, the MOE issued the Circular on Further Regulating Chinese-foreign Cooperative Education Programs. The circular directs the local education authorities generally to suspend the approval of any new Chinese-foreign cooperative polytechnic education programs until the end of 2008. To ensure the quality of the Chinese-foreign education programs, the circular emphasizes the regulatory supervision of these programs and advises local education authorities to closely supervise and monitor the existing programs, especially in recruiting materials, advertisement, and issuance of degrees and diplomas, and directs them to report and remedy any non-compliance by existing programs of the applicable regulations. As a result of this circular, our BCIT program has not been able to contract new schools for the program, and we do not expect it to until at least 2010. Although the circular only discusses the suspension of approvals through the end of 2008, we cannot assure you that our BCIT program will be able to contract new schools during 2010, or at any time after that.

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

The 101 Online School, a profit-making business, is required to obtain an ICP license. Gotop Electronic, a subsidiary of Xiandai Technology, holds the ICP license for our 101 Online School. Before we acquired Gotop Electronic, it had already obtained an ICP license. Following our initial acquisition of Gotop Electronic, a subsidiary of our affiliate entity, Xiandai Technology, directly held an 80% equity interest of Gotop Electronic. Although approvals of the MII, the MOE and the MOC were required for this transaction, we did not apply for or obtain these approvals. Subsequent to the acquisition, we have transferred our equity interests in Gotop Electronic to our Chinese affiliated entity. In addition, at the time when Gotop Electronic was approved by relevant Chinese authorities to engage in the ICP business, its registered capital did not meet the minimum requirement specified under Chinese law for ICP license holders. We have subsequently increased the registered capital of Gotop Electronic to satisfy this requirement. As a result, we believe that any regulatory issues relating to our interest in Gotop Electronic have been resolved.

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

We operate www.chinaedu.com, the operating website for our 101 Online School, through Gotop Electronic, a subsidiary of Xiandai Technology, a subsidiary of our Chinese affiliated entity. Gotop Electronic holds the ICP license for this website. The ICP license is valid until 2011 and is subject to annual inspection. Gotop Electronic passed the annual inspection in 2009. We operate our corporate websites, www.chinaedu.net and www.prcedu.com, through Xiandai Technology, which holds the ICP license for these websites. The ICP was renewed in 2010 and will be valid for five years beginning in February, 2010 and is subject to annual inspection.  Xiandai Technology passed the annual inspection in 2009.  We have not transferred the domain name and trademark for our www.chinaedu.net and www.prcedu.com websites to Xiandai Technology. We may be required to make such transfer in the future and, if we are unable to do so, the ICP license held by Xiandai Technology may be suspended or revoked by MII.

Regulations on Online Publications

The General Administration of Press and Publication of People’s Republic of China, or GAPP and the MII jointly promulgated the Tentative Internet Publishing Administrative Measures, or the Internet Publishing Measures, which took effect on August 1, 2002. The Internet Publishing Measures require Internet publishers to obtain approval from the GAPP. The term “Internet publishing” is defined in these regulations as online dissemination through which Internet information service providers select, edit and process works created by themselves or others (including content from books, newspapers, periodicals, audio and video products, electronic publications, and other sources that have already been formally published or works that have been made public in other media) and subsequently post this content on the Internet or transmit it to users over the Internet for browsing, use or downloading by the public.

Gotop Electronic, a subsidiary of Xiandai Technology, that operates our 101 Online School, received verbal confirmation from the GAPP that the online content services that it provides do not fall within the scope of “Internet publishing” that would require approval or a license from GAPP. Obtaining an online publication license requires compliance with certain conditions, including having five or more qualified editors, which Gotop Electronic cannot satisfy. However, because there is no further official or publicly-available interpretation of “Internet publishing,” we cannot assure you that Gotop Electronic will not require an online publication license in the future.

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

Gotop Electronic, a subsidiary of our Chinese affiliated entity that operates our 101 Online School, is engaged in the distribution of certain audio-visual products through the Internet. Gotop Electronic received verbal confirmation from the Ministry of Culture that its products do not fall within the definition of “Internet culture products” and its operations do not fall within the definition of “Internet culture activities” as defined under the Internet Culture Measures. Accordingly, Gotop Electronic is not required to obtain an Internet culture business operations license. However, because there is no further official or publicly-available interpretation of these definitions, we cannot assure you that Gotop Electronic will not need an Internet culture business operations license in the future.

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

Regulations on Broadcasting Audio-Video Programs through the Internet or Other Information Network

The State Administration of Radio, Film and Television, or SARFT, and MII promulgated the Rules for Administration of Internet Video-Audio Programs Service, or the Video-Audio Programs Rules, which became effective on January 31, 2008. The Video-Audio Programs Rules apply to the activities of broadcasting, integration, transmission, downloading of audio-video programs with computers, televisions or mobile phones as the main terminals and through various types of information networks. Pursuant to the Video-Audio Programs Rules, a permit for broadcasting audio-video programs through an information network is required to engage in these Internet broadcasting activities. On April 13, 2005, the State Council announced a policy on private investments in businesses in China that relate to cultural matters, which prohibits private investments in businesses relating to the dissemination of audio-video programs through information networks. As these regulations are relatively new, there are significant uncertainties relating to their interpretation and implementation, including the definition of “audio-video programs” as specified in these regulations. Gotop Electronic, a subsidiary of our Chinese affiliated entity engaging in online tutoring services, does not now possess a permit for broadcasting audio-video programs, and we cannot assure you that it will not be required to obtain one in the future.

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

Compliance with Chinese Regulations on the Education Services Industry, Publishing, Internet Activities and Copyrights and Trademarks

We believe that, except for the online publication license, the Internet culture business operations license and the license for broadcasting audio-video programs through the Internet discussed above, no consent, approval or license other than those already obtained by our Chinese subsidiaries and affiliate is required under any of the existing laws and regulations of China for our business and operations.

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

Under PRC tax laws in effect prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises, such as dividends paid to overseas holding companies by PRC subsidiaries, were exempt from PRC withholding tax.  Under the EIT Law and its implementation rules which became effective on January 1, 2008, dividends declared on earnings generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor's jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement.  The Cayman Islands, where the Company is incorporated, does not have a tax treaty with China.

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

All proceeds obtained by a Chinese citizen from dividends acquired from the offshore listed company through employee stock holding plans or stock option plans, or sales of the offshore listed company’s stock acquired through other methods, must be remitted back to China after relevant offshore expenses are deducted. The foreign exchange proceeds from these sales can be converted into Renminbi or transferred to the individuals’ foreign exchange savings account after the proceeds have been remitted back to the special foreign exchange account opened at a Chinese bank. If stock options are exercised in a cashless exercise, the Chinese individuals exercising them are required to remit the proceeds to the special foreign exchange account. Although the Stock Option Rule was promulgated recently and many issues require further interpretation, we and our Chinese employees who have been granted stock options have been subject to the Stock Option Rule when our company became an offshore listed company. If we or our Chinese employees fail to comply with the Stock Option Rule, we and/or our Chinese employees may face sanctions imposed by foreign exchange authority or any other Chinese government authorities.

C.  Organizational Structure

Overview

We were incorporated as an exempted company in the Cayman Islands with limited liability in 1999. We are a holding company, and we conduct our business primarily through our subsidiaries and Chinese affiliated entity incorporated in China. Chinese laws and regulations limit the ability of foreign-owned entities to participate in the education and telecommunication sectors in China. Our corporate structure is designed to comply with current Chinese limitations on foreign ownership of, and participation in, companies operating in the education and telecommunication sectors in China. For a discussion of these restrictions see “—B. Business Overview—Regulation—Limitations on Foreign Ownership of Our Businesses” and “Item 3. Key Information—D. Risk Factors—Risks Related to China’s Regulation of the Education and Telecommunication Sectors and Our Corporate Structure.”

Our Corporate Structure and Contractual Arrangements

Our primary business is to provide services to the online degree programs of leading Chinese universities. We conduct this business through our three Chinese subsidiaries, except for three online degree programs that are serviced through our Chinese affiliated entity. Due to restrictions on the foreign ownership and operation of our online tutoring business and our private primary and secondary school business, we conduct these businesses through arrangements with our Chinese affiliated entity or variable interest entity. We direct these companies’ business affairs and receive substantially all of their net income through our contractual arrangements. We also conduct our international curriculum program business through one of our three Chinese subsidiaries. In 2009, 82.5% of our net revenue was derived from businesses conducted by our three principal Chinese subsidiaries.

Our principal subsidiaries in China currently are:

•
Beijing Hongcheng Liye Technology Co., Ltd., or Hongcheng Liye, our wholly owned subsidiary, which has established collaborative alliances with five Chinese universities to provide services to the universities for the establishment, operation, and expansion of their online degree programs. These collaborative alliances are majority owned subsidiaries of Hongcheng Liye. Hongcheng Liye’s collaborative alliance partners for online degree programs are Beijing Language and Culture University, China Agricultural University, Dongbei University of Finance and Economics, Central University of Finance and Economics and Beijing Forestry University. Hongcheng Liye also provides our learning-based products and services, which include our English language training, online tutoring services and post-secondary vocational educational programs. Our service revenue from Hongcheng Liye in aggregate accounted for 43.3% of our net revenue in 2009;

•
Hongcheng Technology Development Co., Ltd., or Hongcheng Technology, our wholly owned subsidiary, which has established four collaborative alliances with Chongqing University, Shanghai University of Finance & Economics,  GRTU and FRTU to provide services for the establishment, operation, and expansion of these universities’ online degree programs. Hongcheng Technology also provides services to four other universities, Jiangnan University,  Nanjing University, Jiangxi Normal University and Huazhong Normal University for their online degree programs; and Hongcheng Technology also operates 23 learning centers providing recruiting service to 16 universities. Our service revenue from Hongcheng Technology in aggregate accounted for 18.7% of our net revenue in 2009.

•
CMR Web Learning Co., Ltd., or CMR Web, our 70% owned subsidiary, which established a collaborative alliance with Renmin University of China to provide services to Renmin University of China for the operation of its online degree program. The remaining 30% of CMR Web is owned by Rendashiji Technology Development Co., Ltd., a wholly owned subsidiary of Renmin University of China. Our service revenue from Renmin University of China accounted for 20.5% of our net revenue in 2009.

Our current Chinese affiliated entity or variable interest entity is:

Beijing Hongcheng Education Technology Co., Ltd., or Hongcheng Education, through which we own and operate three private primary and secondary schools and provide services to Lanzhou University, East China University of Science and Technology and Jiangsu University for their online degree programs, and Hongcheng Education also operates  42 learning centers providing recruiting service to 8 universities. Our service revenue from Hongcheng Education in aggregate accounted for 17.5% of our net revenue in 2009.

Xiandai Xingye Network Technology Co., Ltd., or Xiandai Technology, used to be another Chinese affiliated entity of us. In September 2009, the two shareholders of Xiandai Technology transferred their equity interest in Xiandai Technology to Hongcheng Education. Xiandai Technology thus became a wholly owned subsidiary of Hongcheng Education. Xiandai Technology, and its subsidiary, Gotop Electronic, hold the ICP licenses for the operation of our websites, www.chinaedu.net and www.prcedu.com, and www.chinaedu.com, respectively.

The following diagram illustrates our corporate structure as of December 31, 2009.

We have been, and expect to continue to be, dependent on our Chinese subsidiaries and Chinese affiliated entity to conduct our core businesses in China. Through one of our subsidiaries, we have entered into a series of contractual arrangements with our Chinese affiliated entity and its shareholders that are intended to provide us with the control over, and the economic benefits enjoyed by, this Chinese affiliated entity. Pursuant to the terms of these contractual arrangements:

•	we effectively control our Chinese affiliated entity and its respective subsidiaries;

•	substantially all of the economic benefits of our Chinese affiliated entity are transferred to us; and

•
our Chinese subsidiaries or their respective designees have an exclusive option to purchase all or substantially all of the equity interests in our Chinese affiliated entity, to the extent permitted by Chinese law.

Technical Consulting and Services Agreement.    Through our wholly owned subsidiary, Hongcheng Technology, we have entered into exclusive technical consulting and service agreement with each of Hongcheng Education and Xiandai Technology. This consulting and service agreement has an initial term of ten years and will be automatically renewed for successive periods of ten years thereafter, unless Hongcheng Technology provides written notice to the other party prior to the expiration of the then current term of its election not to renew the agreement. Under the agreement with Hongcheng Education, Hongcheng Technology provides courseware and product development services, website design services, maintenance and security services, employee training services and any other services that may be agreed upon by the parties. Under the agreement with Xiandai Technology, Hongcheng Technology provides network technology development services, website design services, maintenance and security services and employee training services, as well as any other services that may be agreed upon by the parties. Under these agreements the fees payable to Hongcheng Technology are based on the gross revenue of the service recipient and are paid once annually within 30 days of the year-end.

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

Through our Chinese subsidiary, we also entered into similar contractual arrangements with our prior affiliated entity, Xiandai Technology, and its shareholders, including loan agreements, shareholder voting rights entrustment agreements, call option agreements, and equity pledge agreements, with similar terms as those described above.  As a result of Xiandai Technology shareholders’ transfer of their equity interests in Xiandai Technology to Hongcheng Education in September 2009, these contractual arrangements have been terminated.

Our Significant Subsidiaries

A summary of our subsidiaries and Chinese affiliated entity or variable interest entity and its subsidiaries as of December 31, 2009 is as follows:

Name	Date of incorporation or acquisition	Percentage of legal ownership	Place of incorporation
Subsidiaries of the Company
CMR Web-learning Co., Ltd. ("CMR Web")	July 29, 1999	70%	PRC
Hongcheng Technology Development Co., Ltd. ("Hongcheng Technology")	July 31, 2000	100%	PRC
Beijing Xuezhi Times Education Science Co., Ltd. ("Beijing Xuezhi")	October 18, 2001	100%	PRC
Zhong Nongda Networks Development Co., Ltd. ("Zhongnongda Networks")	October 30, 2001	55%	PRC
Beijing Hongcheng Liye Technology Co., Ltd. ("Hongcheng Liye")	April 15, 2003	100%	PRC
Dalian Dongcai Technology Co., Ltd. ("Dongcai")	June 4, 2003	70%	PRC
Beijing WITT Education Consultant Management Co., Ltd. ("WITT Education")	July 4, 2003	100%	PRC
BJ-WITT EDU MAN. LTD. ("BJ-WITT")	July 4, 2003	100%	BVI

Name	Date of incorporation or acquisition	Percentage of legal ownership	Place of incorporation
Chongqing Chongda Yuanxing Co., Ltd. ("Chongda")	December 24, 2003	51%	PRC
Beijing BCIT Science and Education Management Consulting Limited ("Beijing BCIT")	January 13, 2005	100%	PRC
Beijing WITT Science Co., Ltd. ("WITT Science")	December 26, 2005	100%	PRC
Beijing Gotop Education Co., Ltd. ("Gotop Hongcheng")	December 26, 2005	100%	PRC
Beijing BCIT Science and Education Management Consulting Limited ("BJ-BCIT")	February 10, 2006	100%	BVI
Beijing Distance Education Technology Co., Ltd. ("Yuancheng Education")	March 31, 2006	65%	PRC
Tianjin Gaotuo Hongcheng Education Technology Co., Ltd. ("Tianjin Gaotuo Hongcheng")	June 26, 2006	100%	PRC
Beijing Beiyuda Education Technology Co., Ltd. ("Beiyuda")	September 26, 2006	51%	PRC
Beijing Mingdaoyuan Technology Co., Ltd. ("Beijing Mingdao")	March 27, 2007	51%	PRC
Shanghai Shangcai Education Technology Co., Ltd. ("Shanghai Shangcai")	April 18, 2008	51%	PRC
Dongcai Online Training Center ("Dongcai Online")	July 10, 2008	70%	PRC
Beijing Zhonglin Technology Co., Ltd. ("Zhonglin")	November 3, 2008	51%	PRC
Guangxi Hongcheng Times Technology Development Co., Ltd. ("Guangxi Hongcheng")	February 10, 2009	51%	PRC
Fuzhou Haojiaoshi Distance Education Service Co., Ltd. ("Fuzhou Good Teacher")	December 7, 2009	51%	PRC

Variable Interest Entity of the Company
Beijing Hongcheng Education Technology Co., Ltd. ("Hongcheng Education")	March 7, 2005	N/A*	PRC

Subsidiaries of Variable Interest Entity
Beijing Gotop Electronic Science Co., Ltd. ("Gotop Electronic") (1)	November 29, 1995	N/A	PRC
Xiandai Xingye Network Technology Co., Ltd. ("Xiandai Technology") (1)	November 7, 2000	N/A	PRC
Pingdingshan Wellent Bilingual School ("Pingdingshan") (1)	September 3, 2002	N/A	PRC
Anqing Foreign Language Middle School ("Anqing Foreign Language") (1)	August 2, 2004	N/A	PRC
Jingzhou Tianchang Investment Co., Ltd. ("Tianchang") (2)	September 6, 2005	N/A	PRC
Jingzhou Middle School South Campus ("South Campus") (3)	December 28, 2005	N/A	PRC
Beijing Hongcheng YoYo Technology Co., Ltd. ("Hongcheng YoYo") (1)	November 3, 2009	N/A	PRC

* PRC regulations currently limit foreign ownership of entities that provide Internet content and engage in primary and junior high school education.  To comply with PRC laws and regulations, we provide such services in China through our variable interest entity, Hongcheng Education, and its subsidiaries.
(1) Wholly owned subsidiary of Hongcheng Education (variable interest entity of the Company)
(2) 72.5% of its equity interest is held by Hongcheng Education (variable interest entity of the Company)
(3) 54% of its equity interest is held by Hongcheng Education (variable interest entity of the Company)

D.  Property, Plants and Equipment

Our principal executive office is located at 4th Floor-A, GeHua Building, No. 1 QinglongHutong, Dongcheng District, Beijing, 100007, People’s Republic of China, where we own approximately 3,450 square meters.  We also own other operating space in Beijing, Shanghai, Wuxi, Chongqing, Zhengzhou, Nanchang and Dalian. Each of our three schools (Pingdingshan School, Anqing School and Jingzhou School (Southern Campus)) has associated properties that we own or lease. We believe that our existing facilities, together with the facilities under construction, are adequate for our current and foreseeable future operations.

Since 2007, we undertook a capital improvements program at our Anqing School and Pingdingshan School. The renovations and improvements include a new campus for Anqing School to accommodate larger student population and general facility upgrades and a new building for Pingdingshan School to improve the level of education. We spent a total of RMB27.6 million, RMB25.5 million and RMB41.6 million in 2007, 2008 and 2009 respectively, on the renovation of these schools, and we anticipate incurring additional capital expenditures associated with the contracted commitment related to such improvements of approximately RMB11.1 million in 2010.

In addition, although we initially planned to complete construction of a new campus at the Jingzhou School (Southern Campus) by the fall 2006 recruiting season, we have encountered delays obtaining the land-use rights for the new campus site. There is no assurance we will begin construction in the near future, or at all. As of December 31,2009, we had capital commitments related to the acquisition and further expansion of Jinzhou School (Southern Campus) of RMB64.8 million. If we do not fulfill these commitments by the end of the contract term, our partner Jingzhou High School has the right to seek compensation from us. For further discussion of these capital expenditures and commitments, please refer to “Item 5.  Operating and Financial Review and Prospects – B. Liquidity and Capital Resources.”

The following table lists the properties that we owned or leased as of December 31, 2009:

Property Address	Use of Property	Owned/Leased	Approximate Size (m2)
Suites 501 and 503, Tower A, Jin Feng He Office Building, No. 8 Xinjiekouwai Road, Beijing	Office	Leased	99
Suite 416-2, F4, Tower C, Hui Long Sem, International Enterprise Technology Park, Beijing Economic and Technology Zone, 18 South West Ring Road, Beijing	Office	Leased	50
Suite 205, F2, Tower B, Hui Long Sem, International Enterprise Hatch Park, Beijing Economic and Technology Zone, No. 14 Zhong He Jie, Beijing	Office	Leased	68
17 F, 19F Renda Technology and Education Centre, No. 59, Zhongguancun Road, Haidian District, Beijing	Office	Leased	225
Qingshanwan Rest House, Wuxi, Jiangsu	Office	Leased	45
F2, Gao’an Building, No. 107 Gao’an Road, Shanghai	Office	Leased	30
R303, No. 1 Suite, No. 2 Building, Shangdijiayuan, Beijing	Office	Leased	126
R0107, Tower 2, Songzhuang Town, Songjiazhuang, Fengtai District, Beijing	Office	Owned	136
R 809, Tower C, No. 9, Shangdi Sanjie, Haidian District, Beijing	Office	Leased	90
R201, No. 10, Xinghuo Road, Science Town, Fengtai District, Beijing	Office	Leased	11
No.5, Jinnan Road, Jinzhou District, Jingzhou, Hubei	Office	Leased	400
F2, F4, No. 83, Shabei Street, Technology Square, Chongqing	Office	Leased	630
Northeast corner, Cross of Qingyuan Road and Qianjiang Road, Anqing, Anhui	School	Owned	159,119
No. 22, Guanyuemiao Street, Anqing, Anhui(1)	School	Leased	2,500
Northwest corner, Cross of Nanhuan Road and Yingdu Road, Jingzhou, Hubei	School	Owned	191,865
C809, C810, C811, C812, Tower C, No. 9, Shangdi Sanjie, Haidian District, Beijing	Office	Owned	1,349
R3, F2, No.2-3, Qixianling Xuezijie, Gaoxinyuan District, Dalian, Liaoning	Office	Owned	413
Headquarters—4th Floor-A, GeHua Building, No. 1 QinglongHutong, Dongcheng District, Beijing	Office	Owned	3,450

Property Address	Use of Property	Owned/Leased	Approximate Size (m2)
R630, Tower 1, No.1, Furong South Road, Tianxin District, Changsha, Hunan	Office	Owned	167
R307, F3, Tower A, No.1, Zhuzhai North Road, Jinshui District, Zhengzhou, Henan	Office	Owned	73
R402, Tower 10, Guanting Square, Huilongguan Town, Changping District, Beijing	Office	Owned	122
No.2000, Huashan Road, Xuhui District, Shanghai	Office	Leased	328
F1, F7, Ximatai Building, No.193, Jiefang Road, Xuzhou, Jiangsu	Office	Leased	430
F6, Jinluan Building, No.101, Zhongshan South Road, Nanjing, Jiangsu	Office	Leased	470
R601, 602, 603, No.66, Gongyuan Road, Changzhou, Jiangsu	Office	Leased	300
F11, Longshi Center, No.2, Guangzhou Road, Nanjing, Jiangsu	Office	Leased	433
R609, R610, No.151, Yangyu Alley, Suzhou, Jiangsu	Office	Leased	170
R1303, No.6, Dasha East Road, Huangpu District, Guangzhou, Guangdong	Office	Leased	45
R2, F1, Greatwall Building, No.62, Zhongguancun East Road, Haidian District, Beijing	Office	Leased	333
No.7, South Business Room, Cangwu Community, Jinpu District, Lianyungang, Jiangsu	Office	Leased	85
F4, No.285, Qiannan Middle Road, Nantong, Jiangsu	Office	Leased	600
No.150, Renmin Road, Jiangbei District, Ningbo, Zhejiang	Office	Leased	110
G8, G9, F1, Xinfuxiong Building, Yuexiu District, Guangzhou, Guangdong	Office	Leased	51
No.1596, Ziyou Road, Changchun, Jilin	Office	Leased	40
No.653, Suofeiya Warehouse, Wanziying, Heizhuanghu Village, Chaoyang District, Beijing	Warehouse	Leased	104
R1608, No.11, Maliandao Road, Xuanwu District, Beijing	Office	Leased	35
R6088, Tower 1, No.2, Hengfu Middle Road, Science City, Fengtai District, Beijing	Office	Leased	34
Zhanhe South Road, Pingdingshan, Henan	School	Owned	7,848
7F, Lawyer Building, No.392, Nanmenwai Road, Nankai District, Tianjin	Office	Leased	528
R715, 716, 717 Jiyumingdu, No.299, Hongdu North Road, Qingshanhu District, Nanchang, Jiangxi	Office	Owned	120
R106, F1, Wanda square, Luguyinhe Business Zone, Shijingshan District, Beijing	Office	Owned	190
Printing Factory Yard, Coal industry Press, Shaoyaoju, Chaoyang District, Beijing	Office	Owned	1,100
N411, Gongyuanguoji Plaza, Wenchang West Road, Yangzhou, Jiangsu	Office	Leased	171
No.160, Beijing North Road, Huaian, Jiangsu	Office	Leased	160
N176-8, Xingfu South Road, Suqian, Jiangsu	Office	Leased	210
Room 508, F5, Shengshitianxi Plaza, No.81, Qingyang Road Nanchang District, Wuxi	Office	Leased	242
Tower C, F11, Huaxing Building, No.45, Zhongshan East Road, Zhenjiang, Jiangsu	Office	Leased	190
F14, No.80, Road Wenyi, Xihu District, Hangzhou, Zhejiang	Office	Leased	90
No.149, Zhongshan East Road Jiaojiang District, Taizhou, Zhejiang	Office	Leased	201
F1, City Library, No.26, Yulong East Road, Yancheng, Jiangsu	Office	Leased	70
F2, 8th Building Company, No.321, Hailing South Road, Taizhou, Jiangsu	Office	Leased	60

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

Overview

We are a leading educational services provider in China, incorporated as an exempted limited liability company in the Cayman Islands. Established in 1999, our primary business is to provide comprehensive services to the online degree programs of leading Chinese universities. These services include academic program development, technology services, enrollment marketing, recruiting, student support services and finance operations.  Our other lines of businesses include the operation of online tutoring services, private primary and secondary schools and marketing and support for international curriculum programs. We believe we are the largest service provider to online degree programs in China in terms of the number of higher education institutions that are served and the number of student enrollments supported.

We currently have strategic relationships with 29 universities, 17 of which are under long-term contracts that generally vary from 10 to 50 years in length. Twelve of our university partners including GRTU and FRTU currently operate their own online degree programs and five universities are awaiting regulatory approval to begin their online degree programs. We also perform recruiting service for 18 universities through our nationwide learning centers network.  As of December 31, 2009, there were approximately 287,000 revenue students in the online degree programs that we service through these relationships. These online degree programs are marketed under the brand names of these leading Chinese universities, which allow us to benefit from the significant brand equity that these higher education institutions have established.

Our business has experienced significant growth since its inception in 1999. This growth has been driven by the increased number of universities that we serve, the increased enrollment of the online degree programs of our university partners, and our expansion into other education-related lines of business. We generate our revenue from service fees and tuition payments derived from students who are enrolled in, or served by, our businesses. As of December 31, 2009, we provided services to online degree programs that had an aggregate of approximately 287,000 revenue students, and we served approximately 47,570 students in our other businesses. Our net revenue increased from RMB265.0 million in 2007 to RMB317.7 million in 2008, and RMB354.7 million ($52.0 million) in 2009, representing a compound annual growth rate, or CAGR, of 15.7%. Net revenue from our online degree programs contributed 76.3%, 80.4% and 80.4% of our total net revenue for the years ended December 31, 2007, 2008 and 2009, respectively.

General Factors Affecting Our Results of Operations

We have benefited greatly from the rapid growth of the Chinese education market. This growth has been driven by several factors, including favorable demographic trends, overall economic growth and the increase in per capita income, the imbalance between supply and demand for traditional post-secondary education, the emphasis that Chinese culture places on higher education and the growing number of Internet users, especially those with broadband access. China’s accelerating integration into the global economy is providing increasing career opportunities for those with post-secondary qualifications. These factors have led to significant increases in education spending in China and in the number of people interested in obtaining post-secondary education, including through online degree programs and other forms of private education services. We anticipate that the Chinese education market will continue to grow, including the demand for post-secondary degree programs that can be delivered online. However, any adverse changes in the economic conditions in China may adversely affect the demand for post-secondary degree programs, and regulatory changes could adversely affect the ability of companies such as ours to service this market.

Specific Factors Affecting Our Results of Operations

While the general factors affecting the Chinese education market influence us, we believe that company specific and regulatory factors more directly affect our business. Company specific factors include the number of online degree programs we service, the number of registered students and the number of revenue students in the programs that we service, the amount of tuition fees these programs can charge, the amount of fees that we can derive from tuition fees collected by these programs, the amount of expenses paid by our university partners for their online degree programs, particularly fees they pay to learning centers, and our cost of revenue and operating expenses. Because the online degree programs that we service, which constitute our largest business segment, are operated by our university partners to whom we provide services, the number of student enrollments, the number of revenue students and tuition fees, are largely driven by the demand for the course offerings and recruitment efforts of our partners. We do, however, provide a technology and service platform that helps drive enrollment through the quality of the course offerings and we assist in enrollment marketing as well as recruiting for the university programs.

Regulatory factors include the number of additional universities that may be authorized by the MOE to offer online degree programs, the timing of any such approvals by the MOE, regulations related to student recruiting activities, such as establishment of learning centers which are subject to regulation by local authorities, and whether the MOE will approve and facilitate future cooperative arrangements between Chinese and foreign educational institutions. In addition, the tuition fees for all the programs we provide services to, as well as the tuition fees for our private schools, are subject to direct regulation by China’s price control authorities. Furthermore, any increase in the tax rates applicable to, or the loss of preferential tax treatments enjoyed by, our Chinese subsidiaries and Chinese affiliated entity as a result of changes in Chinese tax laws will adversely affect our results of operations. See “—Taxation.”

We expect to expand the penetration of our online program services by increasing the number of universities that use our online program services, increasing total student enrollments at the online degree programs we currently serve, as well as continuing expansion of our learning centers network. We believe that our ability to grow will be driven principally by the continued strengthening of our brand name, improvement of our service quality and development of new services. We are actively targeting other universities to become our partners for their online education programs. The targeted universities include both those already offering online degree programs and those planning to offer online degree programs.

A significant factor affecting the results of our online degree program segment is the fees that our university partners pay to the third-party learning centers. The learning centers play an important role in recruiting students and providing student services including testing services. The share of tuition revenue that we receive from our university partners is after the payment of fees to the learning centers. As a result, an increase in the portion of tuition fees paid to the learning centers will result in a decrease in the portion of tuition fees that we receive as revenue. In 2009, the majority of our university partners paid fees to independent learning centers in amounts ranging from 20% to 54% of the gross tuition revenues received by their online degree programs. For fiscal years ended December 31, 2007, 2008 and 2009, the portion of gross tuition fees that our university partners paid in aggregate to independent learning centers was approximately 40%, 39% and 40%, respectively. There can be no assurance that the amounts payable to independent learning centers, as a portion of gross tuition fees, will not increase. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We derive a majority of our revenue by providing services to online degree programs, and any adverse development in this business will materially and adversely affect our overall results of operations.”

To strengthen our ability to assist our university partners to recruit students and improve student service quality as well as to enhance our profitability, we have been building a network of learning centers across China. We believe building a national network of learning centers will enable us to significantly enhance our brand recognition and to contribute to our future revenue growth. Proprietary learning centers generally require low initial capital expenditure as most are rented locations, which require moderate remodeling and furnishing of office supplies. To date, we have a total of 65 learning centers servicing 18 universities’ online degree programs.

The future results of operations of our online tutoring services will depend significantly upon our ability to increase awareness of our online tutoring programs, to improve effectiveness and efficiency of our sales channel and to develop new products and services to further enhance the learning experience of existing students and attract new students.

The results of operations of our private primary and secondary schools will depend significantly upon our capability to continue to increase enrollment and increase price post the construction of a new campus at our Anqing School and facility improvement at our Pingdingshan School. We had initially planned to commence construction of a new campus for Jingzhou School, however, due to delays and increase in construction costs, we cannot assure you that we will begin construction in the near future, or at all.

The results of operations of our international curriculum programs will depend significantly on the number of schools and students enrolled in these programs and the amount per student that we receive. Due to regulatory developments, we expect the future results for our international curriculum programs to be adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our international curriculum programs, which include our Polytechnic and English language programs, are heavily regulated, and our ability to conduct business in this area is highly dependent on regulatory policies and our compliance with these policies.”

Our cost of revenue and operating expenses principally consist of the salaries, courseware development costs, research and development expenses, marketing expenses, administrative expenses and, depreciation and amortization costs relating to our growing business.

Net revenue

In the fiscal years ended December 31, 2007, 2008 and 2009, we generated net revenue of  RMB265.0 million, RMB317.7 million and RMB354.7 million ($52.0 million) respectively, representing a CAGR of 15.7%. Our revenue is net of Chinese business taxes and related surcharges. Our net revenue from servicing the online degree programs is net of certain expenses paid by our university partners relating to their online degree programs, including fees paid to learning centers and any tuition refunds paid to students. For the years ended December 31, 2007, 2008 and 2009, the portion of gross tuition fees that our university partners paid in aggregate to third party learning centers was approximately 40%, 39% and 40%, respectively. The revenue from our other business lines, online tutoring programs, private primary and secondary schools and international curriculum programs, is driven by the number of revenue students and the fees charged for each student.

Our revenue is reported net of business taxes and related surcharges that are levied on our total revenue. Most of our revenue, except from primary and secondary schools, is subject to Chinese business tax at rates of up to 5.5%. Our primary and secondary schools are exempted from business tax. A percentage of revenue from our online degree program services and a majority percentage from our online tutoring programs are subject to value-added taxes. Such value-added tax rebates are granted to us as part of the PRC government's strategy to encourage high technology development in the PRC, and are recorded as a component of revenue when the relevant compliance requirements are met. We are not subject to further obligations, nor to future refunds or reimbursements in connection with such value-added tax rebates. We incurred business taxes of RMB7.4 million, RMB11.0 million and RMB13.7 million ($2.0 million) in the years ended December 31, 2007, 2008 and 2009, respectively. We accrued value-added tax rebates for the years ended December 31, 2007, 2008 and 2009 in the amounts of RMB2.4 million, RMB 9.9 million and RMB6.6 million ($1.0 million), respectively.

A significant portion of our revenue is derived from a small number of customers.  Our three largest customers, Renmin University of China, China Agricultural University and Dongbei University of Finance and Economics, accounted for 21.1%, 17.3% and 14.0%, respectively, of our net revenue for the year ended December 31, 2007, 22.1%, 15.2% and 13.3%, respectively, of our net revenue for the year ended December 31, 2008 and 20.2%, 13.3% and 12.0%, respectively, of our net revenue for the year ended December 31, 2009.

Segment Information

We operate through four reporting segments that offer distinct educational services: online degree programs, online tutoring programs, private primary and secondary schools and international curriculum programs.

The following table sets forth the net revenue for each segment and as a percentage of net revenue for the periods indicated.

	Years ended December 31,
	2007		2008		2009
	RMB	% of net revenue	RMB	% of net revenue	RMB	US$	% of net revenue
	(In thousands, except percentages)
Net revenue:
Online degree programs	202,185	76.3%	255,388	80.4%	285,178	41,779	80.4%
Online tutoring programs	18,013	6.8%	15,436	4.8%	19,584	2,869	5.5%
Private primary and secondary schools	13,356	5.0%	19,289	6.1%	30,627	4,487	8.6%
International curriculum programs	31,434	11.9%	27,607	8.7%	19,317	2,830	5.5%
Total	264,988	100.0%	317,720	100.0%	354,706	51,965	100.0%

Online degree program revenue.    We generate our online degree program revenue through various collaborative alliances and other arrangements with universities in China. We expect that we will continue to earn the substantial majority of our revenue and profits from this segment in the near future. Through collaborative alliances and other arrangements, we provide a comprehensive service platform to our university customers, including academic program development, technology services, enrollment marketing, student support services and finance operations. We currently provide services to 29 universities, ten of which are structured as collaborative alliances (including GRTU and FRTU and three universities awaiting regulatory approval), four of which are structured as long-term contractual service arrangements, and three of which are structured as licensing of online education technology platform agreements (including two universities waiting for regulatory approval). We also provide recruiting and technology service to eighteen universities (including six universities which are also our collaborative alliances or have entered into long-term contractual service agreements with us). Our collaborative alliances, long-term contractual service arrangements and licensing of online education technology platform agreements are based on long-term contracts that generally vary from 10 years to 50 years.

As of December 31, 2009, our university partners had, in the aggregate, approximately 287,000 revenue students.  Majority of our service fees are determined by the revenue-sharing arrangements we have with each university, as well as the terms that each university negotiates with the learning centers that provide recruiting enrollment and other student service for their online degree programs. University online degree programs generally require students to prepay tuition fees for a set number of credits at the outset of their enrollment. Under our service contracts with the universities, our service fees are calculated based upon a share of actual cash tuition received by the university after deducting certain expenses of the university, which consist of service fees paid to learning centers as well as any tuition refunds paid to students and administrative expenses. We provide technology and support services to our university partners’ online degree programs rather than directly to students. We are not responsible for academic instructional support and its associated costs. As a result, we recognize these service fees as revenue over the course of the relevant six-month academic semester for which we provide services to our university customers rather than over the period the universities provide services and support to their students.

In 2008, we began establishing our learning centers network. We provide recruiting, enrollment marketing and other student services through our learning centers network to the online degree programs of leading Chinese universities.  The amount of service fees we receive is based on the agreements we enter into with the universities, and derived from tuition fees that we collect from students on behalf of the universities.  Fees received are initially recorded as deferred revenue and are recognized as revenue ratably over the six-month school semester during which we provide the services.

Online tutoring program revenue.    We generate our online tutoring and test preparation services revenue from the sale to students and their parents, most of which are made through distributors, of a tutoring and test preparation program known as the 101 Online School. After paying a subscription fee based on the desired use period such as a year and the desired subjects, a student has direct access to online tutoring materials. Our service fees from this business line depend upon the number of students enrolled in the online tutoring and test preparation programs, the level of fees charged and the fees paid to the distributors. Our service fees are collected in advance of the student receiving services. We recognize this revenue ratably over the applicable period that we provide services.

Private primary and secondary schools revenue.    In 2005, we acquired three private primary and secondary schools in medium-sized cities in China: the Anqing School in Anqing, Anhui province, the Jingzhou School (Southern Campus) in Jingzhou, Hubei province; and the Pingdingshan School in Pingdingshan, Henan province, Our revenue from these schools is based on the number of students enrolled and tuition fees charged. The Anqing School had approximately 3,500 students for the 2009-2010 academic year. The Pingdingshan School had an enrollment of approximately 1,400 students in the 2009-2010 academic year. Our operation of the Jingzhou School (Southern Campus) will begin only after we complete the construction of a new Southern Campus (we do not own or operate the Northern campus).  As discussed previously, construction of Jingzhou School’s Southern Campus has been delayed, and as a result, there is no definite expected enrollment period.

The tuition payments for each of our private primary and secondary schools are received in advance on a semester basis, and revenue is recognized ratably over the applicable period as education services are delivered. As is the case with most private schools in China, our tuition rates are subject to review and approval by the pricing authority and education authority, and are set for a particular entering class of students and remain the same through completion of the students’ studies.

International curriculum programs revenue.    Historically, we generated our revenue in this segment through a contractual arrangement with WITT, to provide the FEC program that we offer to secondary schools in China, and a contractual arrangement with BCIT, to provide the BCIT program that we offer to polytechnic colleges in China. In February 2009, we entered into a partnership agreement with Howe Sound Secondary School, located in British Columbia, Canada, which we refer to as the SCC program, to provide English programs to secondary schools in China. Our revenue in this segment depends upon the number of schools participating in the international curriculum programs, the fees charged for the programs and the number of students enrolled in the programs. During the 2009-2010 academic year, approximately 2,800 students were enrolled in the international curriculum programs. Our service fees from these programs are received from schools in the fall of each year on the basis of the number of students enrolled in the program at each school and are recognized ratably over the twelve-month period as our services are delivered.

We incurred a goodwill impairment charge of RMB16.2 million related to the international curriculum programs segment during the year ended December 31, 2007 and an impairment charge of RMB68.2 million related to the international curriculum programs during the year ended December 31, 2008, of which RMB39.1 million was related to goodwill impairment and RMB29.1 million was related to intangible assets impairment. In 2009, we did not incur any impairment charges. Our management continues to believe in the long-term prospect of the international curriculum programs as we develop and provide new English language related programs given our belief that our English language program has historically been well-received by parents and students due to the high quality of the English language instruction.  We also believe that there is a vast market of students in China whose needs for high quality English language instruction and access to foreign educational institutions is not currently being met by the Chinese public schools.

Cost of Revenue

We record cost of revenue separately for each of our business segments. The following table sets forth our cost of revenue for each segment and as a percentage of our net revenue for the periods indicated.

	Years ended December 31,
	2007		2008		2009
	RMB	% of net revenue	RMB	% of net revenue	RMB	US$	% of net revenue
	(In thousands, except percentages)
Cost of revenue:
Online degree programs	58,027	21.9%	76,224	24.0%	95,428	13,980	26.9%
Online tutoring programs	3,875	1.5%	4,017	1.3%	5,713	837	1.6%
Private primary and secondary schools	10,944	4.1%	17,572	5.5%	26,109	3,825	7.4%
International curriculum programs	23,503	8.9%	19,920	6.3%	11,112	1,628	3.1%
Total	96,349	36.4%	117,733	37.1%	138,362	20,270	39.0%

Online degree programs.    Cost of revenue for our online degree services consists primarily of employee compensation and benefits, including performance-based compensation, for our project management teams and technical personnel that directly support our university partners’ programs, and for our learning centers network, employees that directly engage in recruiting related activities. Our cost of revenue also includes rent, academic program development, courseware development and other direct costs associated with maintaining our service offerings as well as fees paid to third-party distributors at our learning centers network. Depreciation of facilities and equipment and amortization of intangible assets acquired through business combination are also included in cost of revenue for this segment.

Online tutoring programs.   Cost of revenue for our online tutoring and test preparation services consists primarily of employee compensation and benefits for our employees working in this line of business, including those involved in courseware development and maintenance, and outsourcing fees we pay to non-employee contract teachers developing courseware and related materials, as well as costs associated with the amortization of intangible assets acquired through business combination.

Private primary and secondary schools.    Cost of revenue for our private primary and secondary schools consists primarily of employee compensation and benefits for the teachers and administrative staff employed at the schools, depreciation for the facilities and equipment, lease payments for premises and payments of user fees for the use by our Anqing School of certain facilities of the Fourth Middle School of Anqing.

International curriculum programs.    Cost of revenue for international curriculum program services consists primarily of compensation and benefits for the English-speaking teachers contracted for the program and licensing and registration fees payable to WITT and BCIT. Cost of revenue for our SCC program is currently low. The licensing fees payable to WITT are generally determined on the basis of a fixed fee for each participating student. The registration fees that we pay to BCIT are determined on the basis of the number of students enrolled in the program, and the licensing fees we pay to BCIT are based on the number and selection of subjects provided to the polytechnic schools. Our cost of revenue also include travel and lodging costs of students participating in the summer and winter programs abroad and travel and lodging related to training for senior employees, as well as costs associated with the amortization of intangible assets acquired through business combination.

Our cost of revenue also includes share-based compensation cost for employees directly engaged in revenue generation. Those costs were RMB0.3 million, RMB0.5 million and RMB0.5 million ($0.07 million) in fiscal years 2007, 2008 and 2009, representing 0.4%, 0.4% and 0.4% of our total cost of revenue in each of these periods, respectively.

In addition, the amortization of intangible assets acquired through business combinations directly used in revenue generation is included in our cost of revenue. Those costs from the amortization of intangible assets were RMB4.0 million, RMB4.0 million, and RMB3.0 million ($0.44 million) in fiscal years 2007, 2008 and 2009, representing 4.1%, 3.4% and 2.2% of our total cost of revenue in each of these periods, respectively.

Operating Expenses

Our operating expenses consist of general and administrative expenses, selling and marketing expenses, research and development expenses and share-based compensation is allocated to each item based on the nature of the service rendered by the employees who received the benefit. In 2007 and 2008, we also incurred goodwill impairment and intangible assets impairment charges primarily related to our international curriculum programs. The following table sets forth our operating expenses for each item and as a percentage of net revenue for the periods indicated.

	Years ended December 31,
	2007		2008		2009
	RMB	% of net revenue	RMB	% of net revenue	RMB	US$	% of net revenue
	(In thousands, except percentages)
Operating expenses
General and administrative	76,893	29.0%	86,908	27.4%	82,858	12,139	23.4%
Selling and marketing	14,277	5.4%	29,851	9.4%	23,688	3,470	6.7%
Research and development	21,021	7.9%	26,185	8.2%	30,385	4,451	8.5%
Goodwill impairment	16,192	6.1%	41,036	12.9%	—	—	—
Intangible assets impairment	—	—	29,057	9.2%	—	—	—
Total	128,383	48.4%	213,037	67.1%	136,931	20,060	38.6%

General and administrative

Our general and administrative expenses consist primarily of employee compensation and benefits for the executive management team and employees not directly engaged in revenue generation such as human resources, finance, legal and investor relations functions. Our general and administrative expenses also include rent, administrative office expenses, depreciation and amortization of land use right. In addition, our general and administrative expenses also include share-based compensation expense for employees not directly engaged in revenue generation. Our share-based compensation expense included in general and administrative expenses was RMB3.0 million in 2007, RMB4.1 million in 2008 and RMB6.0 million ($0.88 million) in 2009 representing 3.8%, 4.7% and 7.2% of our total general and administrative expenses in these periods, respectively.

Selling and marketing

Our selling and marketing expenses consist primarily of employee compensation and benefits, advertising, industry conferences and travel. Other selling and marketing expenses include expenses associated with promotional activities and consulting fees.

Our selling and marketing expenses include the share-based compensation expense for employees working in sales and marketing. Our share-based compensation expense included in selling and marketing expenses was RMB0.2 million, RMB0.5 million and RMB0.7 million ($0.10 million) in each of the years ended December 31, 2007, 2008 and 2009, respectively, representing 1.6%, 1.7% and 2.9% of our total selling and marketing expenses in these periods, respectively.

Our selling and marketing expenses also include the amortization of intangible assets acquired through business combinations which benefited our sales and marketing efforts. Those costs were RMB3.3 million in 2007, RMB3.3 million in 2008, and RMB0.8 million ($0.11 million) in 2009, representing 23.0%, 10.9% and 3.3% of our total selling and marketing expenses in each of these periods, respectively.

Research and development

Our research and development expenses consist primarily of employee compensation and benefits and other personnel-related costs associated with development of new or enhanced technologies, products and services. Our research and development expenses also include share-based compensation expense for employees working in research and development. In 2007, 2008 and 2009, our research and development expenses have largely been related to our online degree programs. We expense all research and development costs when incurred.

Our share-based compensation expenses included in research and development were RMB0.1 million, RMB0.2 million, and RMB0.3 million ($0.04 million) in the years ended December 31, 2007, 2008 and 2009, respectively. These amounts represent less than 1% of our total research and development expenses in each of these periods.

Goodwill impairment and intangible assets impairment

In fiscal year 2008, we recorded total goodwill and intangible assets impairment charges of RMB70.1 million compared to RMB16.2 million related to goodwill impairment in 2007.  Of the RMB70.1 million impairment recorded in 2008, RMB41.0 million related to goodwill impairment and RMB29.1 million related to intangible assets impairment. We did not incur any impairment charges in 2009.

Goodwill impairment.    Based on annual goodwill impairment assessments performed by management as of December 31, 2007, 2008 and 2009, we recorded goodwill impairment losses of RMB16.2 million, RMB41.0 million and RMB nil for the years ended December 31, 2007, 2008 and 2009, respectively. The goodwill impairment charge for the year ended December 31, 2007 was due to management’s significantly reduced profit forecast for our FEC program, which is a component of our international curriculum programs.  Of the RMB41.0 million goodwill impairment loss for the year ended December 31, 2008, RMB39.1 million was related to our international curriculum programs, for which management significantly reduced its profitability forecast due to adverse changes in the PRC government regulatory environment and the resulting early mutual termination of our agreement with WITT. The remaining goodwill impairment charge of RMB1.9 million for the year ended December 31, 2008 was related to a goodwill impairment charge for our private primary and secondary schools, primarily due to management's assessment that construction of Jingzhou School's South campus would be further delayed, and as a result there was no definite expected enrollment period.

Intangible assets impairment.   No impairment of intangible assets was recorded in fiscal years 2007 and 2009, respectively. For fiscal year 2008, we recorded an impairment loss of intangible assets of RMB29.1 million. The intangible assets impairment loss for the year ended December 31, 2008 was also related to our international curriculum programs, for which we have significantly reduced our profitability forecast due to the adverse changes in the PRC government regulatory environment and the resulting mutual termination of our agreement with WITT.

Share-Based Compensation Expenses

We incurred share-based compensation expenses of RMB3.6 million, RMB5.2 million and RMB7.4 million ($1.1 million) for the years ended December 31, 2007, 2008 and 2009, respectively. As of December 31, 2009, our unrecognized share-based compensation costs totaled RMB12.8 million ($1.9 million), which was expected to be recognized over a weighted average vesting period of 2.25 years.

Our share-based compensation charges have been allocated to cost of revenue, general and administrative, selling and marketing and research and development expenses in line with the nature of the service rendered by the employee who received the benefit.

The allocation of share-based compensation expenses is listed in the table below:

	Years ended December 31,
	2007		2008		2009
	RMB	% of net revenue	RMB	% of net revenue	RMB	US$	% of net revenue
	(In thousands, except percentages)
Share-based compensation expenses:
Cost of revenue	346	0.1%	474	0.15%	489	72	0.14%
General and administrative	2,960	1.1%	4,073	1.28%	5,982	876	1.69%
Selling and marketing	222	0.08%	506	0.16%	676	99	0.19%
Research and development	115	0.04%	178	0.06%	269	39	0.07%
Total	3,643	1.3%	5,231	1.65%	7,416	1,086	2.09%

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gain. In addition, upon payments of dividends by us to our shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Under the current BVI law, income from BJ-BCIT and BJ-WITT are not subject to taxation.

PRC

Our PRC entities, including subsidiaries and affiliated entity or variable interest entity, were subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. In 2007, the EIT rate for companies operating in the PRC was 33%.

Prior to January 1, 2008, our PRC entities which qualified as “high and new technology enterprises” (“HNTE”) under the EIT Law included CMR Web, Hongcheng Technology, Hongcheng Liye, Hongcheng Education, Beijing Xuezhi, WITT Education, Zhongnongda Network, Beijing Mingdao, Beiyuda, Dongcai and Chongda. Among those, CMR Web, Hongcheng Technology, Hongcheng Liye, Hongcheng Education, Beijing Xuezhi, WITT Education, Zhongnongda Network, Beijing Mingdao and Beiyuda were entitled to a preferential tax rate of 15% with three-year exemption followed by a reduced tax rate of 7.5% for the subsequent three years.  Dongcai and Chongda were entitled to a preferential tax rate of 15% with two-year exemption followed by a reduced tax rate of 7.5% for the subsequent three years.

On March 16, 2007, the National People’s Congress adopted the Enterprise Income Tax Law (“the New EIT Law”) which became effective on January 1, 2008. The New EIT Law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises.

Under the New EIT Law, an enterprise which qualifies as a “high and new technology enterprise” (“the new HNTE”) is entitled to a tax rate of 15%.  CMR Web, Hongcheng Liye, Hongcheng Education, Gotop Hongcheng, Beiyuda, Dongcai, and Zhongnongda Network obtained the new HNTE status in 2008, Hongcheng Technology obtained the new HNTE status in 2009.

One of our subsidiaries, Chongda, which qualified as a “software enterprise” under the new EIT law is entitled to a preferential tax rate of 12.5% for 2008, 2009 and 2010.

The preferential tax rates of our PRC entities, different from the statutory rates, which were used to calculate the tax provision based on our interpretation of the New EIT Law as of the balance sheet date, are presented in the following table.

PRC entities	2007	2008	2009	2010	2011

CMR Web(1)	15.0%	15.0%	15.0%	15.0%	15.0%
Hongcheng Technology(1)	15.0%	25.0%	15.0%	15.0%	15.0%
Hongcheng Liye(1)	7.5%	7.5%	15.0%	15.0%	15.0%
Hongcheng Education(1)	0.0%	7.5%	7.5%	7.5%	15.0%
Beijing Xuezhi	7.5%	25.0%	25.0%	25.0%	25.0%
WITT Education	7.5%	25.0%	25.0%	25.0%	25.0%
Zhongnongda Network (1)	7.5%	15.0%	15.0%	15.0%	15.0%
Beijing Mingdao	0.0%	25.0%	25.0%	25.0%	25.0%
Beiyuda(1)	0.0%	0.0%	0.0%	7.5%	15.0%
Dongcai(1)	7.5%	15.0%	15.0%	15.0%	15.0%
Chongda	0.0%	12.5%	12.5%	12.5%	25.0%
Gotop Hongcheng (1)	33.0%	0.0%	7.5%	7.5%	7.5%

(1) The new HNTE status obtained by CMR Web, Hongcheng Technology, Hongcheng Liye, Hongcheng Education, Zhongnongda Network, Beiyuda, Dongcai and Gotop Hongcheng under the New EIT Law is valid for three years and qualifying entities can then apply to renew for an additional three years provided their business operations continue to qualify for the new HNTE status. We believe it is highly likely that our qualifying entities will continue to obtain the renewal in the future. Accordingly, in calculating deferred tax assets and liabilities, we assumed our qualifying entities will continue to renew the new HNTE status at the conclusion of the initial three year period.

On April 21, 2010, the State Administration of Taxation issued Circular 157 Further Clarification on Implementation of Preferential EIT Rate during Transition Periods (“Circular 157”). Circular 157 seeks to provide additional guidance on the interaction of certain preferential tax rates under the transitional rules of the New EIT Law. Prior to issuance of Circular 157, we interpreted the law to mean that if an entity was in a period where it was entitled to a 50% reduction in the tax rate and was also entitled to a 15% rate of tax due to HNTE status under the New EIT Law then it was entitled to pay tax at the rate of 7.5%. Circular 157 appears to have the effect that such an entity is entitled to pay tax at either 15% or 50% of the standard PRC tax rate. The effect of Circular 157 is retrospective and would apply to 2008 and 2009.

As a consequence of Circular 157, the preferential tax rate enjoyed by Hongcheng Liye, Hongcheng Education, Gotop Hongcheng, and Beiyuda which each qualified as a HNTE during their 50% reduction period will be 12.5% for the relevant years, rather than 7.5% which is the rate we had used prior to the issuance of Circular 157. We believe that Circular 157 is similar to a change in tax law, the cumulative effect of which should be reflected in the period of the change.

As a result, we will adjust the deferred tax asset and deferred tax liability as of December 31, 2009 for those impacted entities. The resulting additional tax charge of RMB0.7 million will be recorded in the quarter ending June 30, 2010.

The procedures for obtaining classification as “high and new technology enterprises” are very complicated and time consuming, and the standards for classification as a “high and new technology enterprise” are not easy to achieve.  We cannot assure you that our entities currently classified as “high and new technology enterprises” will continue to be classified as such after the expiration of the initial three year period. Preferential tax treatments granted to our Chinese entities by Chinese governmental authorities are subject to review and may be adjusted or revoked at any time. If our subsidiaries and affiliated entity fail to maintain their preferential tax treatments, they will be subject to the 25% unified enterprise income tax rate.

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

We have net operating loss carryforwards of RMB22.4 million from our PRC entities for the year ended December 31, 2009 that will expire on various dates between December 31, 2010 and December 31, 2014.

As of December 31, 2009, a valuation allowance of RMB3.5 million was provided against deferred tax assets including net operating loss carryforwards of certain of our PRC entities due to our determination that it is more likely than not that these deferred tax assets related to the respective entities will not be realized.  Adjustments will be made to the valuation allowance if events occur in the future that indicate changes in the amount of deferred tax assets that may be realized.

We operate through multiple PRC entities and the valuation allowances are considered separately for each PRC entity. We do not file consolidated tax returns, and, therefore, losses and deferred taxes from one PRC entity may not be used to offset another entity’s earnings or deferred taxes.

We recognized RMB3.7 million accumulated impact of unrecognized tax benefit to accumulated deficits as of January 1, 2007 and  the accumulated unrecognized tax benefits was RMB5.5 million and RMB7.7 million as of December 31, 2008 and 2009, respectively. We recognized RMB0.1 million interest and RMB0.9 million penalties for the year the ended December 31, 2009.

The EIT Law includes a provision specifying that legal entities organized outside China will be considered residents for Chinese income tax purposes if their place of effective management or control is within China. If legal entities organized outside China were considered residents for Chinese income tax purpose, they would become subject to the EIT Law on their worldwide income. This would cause any income that legal entities organized outside China earned to be subject to China’s 25% EIT. The Implementation Rules to EIT Law provide that non-resident legal entities will be considered China residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. resides within China. Pursuant to the additional guidance released by the Chinese government on April 22, 2009, we do not believe that the legal entities organized outside China should be characterized as China tax residents for EIT Law purposes.

Under the PRC tax laws effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises, such as dividends paid to the overseas holding companies by the PRC subsidiaries, were exempt from PRC withholding tax. Under the EIT Law and its implementation rules which became effective on January 1, 2008, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors who are nonresident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement.

Our subsidiaries located in PRC had aggregate accumulated gain of approximately RMB38.5 million as of December 31, 2009. Since we have decided to reinvest those profits for future development, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to us.  Accordingly, no deferred tax liability has been accrued for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to us as of December 31, 2009.

Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of carrying amount over tax basis, including those differences attributable to a more than 50% interest in a domestic subsidiary.  However, recognition is not required in situations where the tax law provides a means by which reported amounts of such interest can be recovered tax-free and the enterprise expects that it will ultimately use that means.  We have not recorded any such deferred tax liability attributable to the financial interest in our variable interest entity and its subsidiaries because they were in an accumulated loss position as of December 31, 2009.

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

Revenue Recognition

Our revenue is principally derived from three primary sources: (i) the provision of bundled online education technical, consulting and recruiting services; (ii) the provision of online tutoring services; and (iii) the provision of traditional classroom education services. Revenue is recognized when earned and is reported net of business tax and surcharges, which totaled RMB7.4 million, RMB11.0 million and RMB13.7 million for the years ended December 31, 2007, 2008 and 2009, respectively.

 Online education technical, consulting and recruiting services

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

We receive service fees from the universities each semester covering services to be provided to the universities during that semester.  The amount of service fees to be received by us is derived from tuition fees collected by the universities from their students at the beginning of each semester, as adjusted for the universities' costs and expenses, such as refunds to students, fees to other service providers, and other operating costs and expenses.

We also provide recruiting, enrollment marketing and other student services through our learning centers network to the online degree programs of leading Chinese universities.  The amount of service fees received is based on the agreements entered into with the universities, and derived from tuition fees that we collect from students on behalf of the universities.

Service fees received are initially recorded as deferred revenue and are recognized as revenue ratably over the six-month school semester during which we provide the services.  The semesters generally begin in April and October of each calendar year.

Online tutoring services

We offer online interactive tutoring services to primary and secondary students.  These services allow the customers access to the online education services over a fixed period of time, generally ranging from one month to three years, through the use of prepaid cards.  The prepaid cards are sold to distributors, from whom we collect payments when the prepaid cards are delivered to the distributors.  The distributors then resell the cards to end users.  All prepaid fees received from distributors are initially recognized as deferred revenue and revenue is recognized ratably over the applicable period that we provide services to the end users.

Traditional classroom education services

We operate a number of private primary and secondary schools, and market and support international post-secondary and English language curriculum programs to established learning institutions.  Students must register and pay for their classes at the beginning of each semester.  Fees collected from private primary and secondary schools operations upfront are initially recorded as deferred revenue at the time the students register for their classes and we receive payments.  Revenue is recognized ratably over the service period, which is six months for each school semester, as the education services are delivered.  If a student withdraws from a class, any collected but unearned portion of the fee is recognized at that time unless the student is entitled to a refund under limited circumstances.

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

Income Taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities.  Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements.  Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years.  Deferred tax assets are reduced by a valuation allowance when, in our opinion, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized.  The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics.  The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority.  An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.  Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.

Share-Based Compensation

The fair value of the option award was estimated on the date of grant or the date of modification using the Black-Scholes option pricing model that uses assumptions, including fair value of the ordinary shares underlying to the options, risk free interest rate, expected life, expected dividend yield and expected volatility. The Black-Scholes model is one of the most commonly used models that meet the criteria required by authoritative pronouncement regarding accounting for share-based payment in estimating fair value of employee share options.

We have historically used the following assumptions on the date of grant or modification:

	2007	2008	2009

Option granted or modified to employees:
Weighted average risk-free interest rate	4.45%	2.62%	2.19%
Weighted average expected option life (years)	5.0	6.0	5.3
Weighted average volatility rate	44.1%	46.6%	49.4%
Weighted average dividend yield	-	-	-

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

Since our IPO in December 2007, we have had slightly less than two and a half years of historical market price data for our ADSs, the historical share price data of our ADSs was limited. The average historical volatility of the market price of our ADSs over the period from December 2007 to May 31, 2010 was 50.4%. For future grants, we will consider all relevant information in determining an appropriate volatility assumption.

(b) Risk-free interest rate

Risk-free interest rate was estimated based on the yield, as of the grant date, to maturity of treasury bonds of the United States with a maturity period close to the expected term of the options.

(c) Expected term

As we did not have sufficient historical data on the exercise of share options, we estimated the expected term with reference to the average between the weighted average vesting period of the options and the contractual term. Of the 10,703,803 options outstanding as of December 31, 2009, 8,065,670 options were granted prior to the IPO, representing 75.4% of the total. We did not believe we had sufficient historical information as at grant date of the options to make a refined estimate of expected term. Therefore, we estimate the expected life as the average between the weighted average vesting term of the options and the contractual term. In the future, should more detailed information be available to us, we would consider adoption a different method of estimating expected term.

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

As of December 31, 2009, there were options outstanding for the purchase of 10,703,803 ordinary shares and options for the purchase of 289,778 ordinary shares available for future grant under our equity incentive plan. The share-based compensation expenses arising from the options we have granted are being recognized over the applicable vesting period, which typically is three years.

Basis for Consolidation and Our Relationships with Our Chinese Affiliated Entity

Substantially all of our operations are conducted in China through our three principal Chinese subsidiaries and through contractual arrangements with our Chinese affiliated entity. Our corporate structure is designed to comply with current Chinese limitations on foreign ownership of, and participation in, companies engaging in the education and telecommunication sectors in China. We consolidate 100% of the interests of our subsidiaries and Chinese affiliated entity.

We conduct some of our operations through our Chinese affiliated entity, Hongcheng Education, in which we do not directly hold any equity interest. We entered into contractual arrangements with this entity and its shareholders pursuant to which we maintain effective control over this entity, bear all of its economic risk and receive substantially all of its economic rewards. In our consolidated financial statements, we have consolidated all of the interests of Hongcheng Education under authoritative pronouncement regarding consolidation of variable interest entities.

Authoritative pronouncement regarding consolidation of variable interest entities requires a “variable interest entity” to be consolidated by the primary beneficiary of such entity. An entity is considered to be a variable interest entity if certain conditions are present, including where the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. As a result of our various agreements with Hongcheng Education and its respective shareholders, we are considered the primary beneficiary of Hongcheng Education and all of its subsidiaries; which have been consolidated in our financial statements. All significant transactions and balances between us, our subsidiaries, Hongcheng Education have been eliminated upon consolidation.

For additional information with respect to our relationships with Hongcheng Education, see “Item 4. Information on the Company—C. Organizational Structure.”

Long-lived Assets

Our accounting for long-lived assets, including property and equipment , is described in Note 2 to our consolidated financial statements included in this annual report. The recorded value of long-lived assets is affected by a number of management estimates, including estimated useful lives, residual values and impairment charges. We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable.  When these events occur, we measure impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition.  If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the fair value of the assets.

Goodwill and Acquired Intangible Assets

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill.

Goodwill is not amortized but is evaluated at least annually for impairment following a two-step process.  The first step compares the fair values of each reporting unit to its carrying amount, including goodwill.  If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required.  If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit's goodwill.  The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit.  The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill.  An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

Acquired intangible assets are carried at cost, less accumulated amortization and impairment. We amortize acquired intangible assets (other than trade names, which are discussed below) over their respective individual estimated useful lives in proportion to the economic benefits consumed in each period. Our estimates of the useful lives of identified intangible assets are based on a number of factors, including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future undiscounted cash flows from the asset. We determined that our trade names do not have determinable useful lives. Consequently, the carrying amounts of trade names are not amortized but are tested for impairment annually or more frequently if events or circumstances indicate that the asset may be impaired.

We evaluate intangible assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may no longer be recoverable. When these events occur, we measure impairment by comparing the carrying value of the acquired intangible assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition.  If the sum of the expected undiscounted cash flow is less than the carrying amount of the acquired intangible assets, we would recognize an impairment loss based on the fair value of the assets.

The total carrying amount of goodwill is RMB38.2 million as of December 31, 2009. RMB12.9 million, RMB20.8 million and RMB4.5 million are allocated to online degree programs reporting unit, online tutoring programs reporting unit, and the international curriculum programs reporting unit, respectively. In evaluating goodwill and acquired intangible assets for impairment, we sought the assistance of independent valuation experts, perform internal valuation analyses and consider publicly available information regarding our market capitalization when assessing the reasonableness of the cumulative fair values of the reporting units. In applying the income approach, the discounted cash flow methodology was used.

We considered two generally accepted valuation approaches: market and income. In 2009, the comparability of earning multiples of public traded education companies and hence the reliability of market approach was low because most publicly traded education companies operate in the U.S. and they were adversely impacted by the global financial crisis. Therefore, we used the discounted cash flow, or DCF, method of the income approach to assess the goodwill impairment in 2009.

The following are critical assumptions in determining the fair value of the reporting units as of December 31, 2009:

•
The revenue growth for each reporting units is projected based on discrete five year revenue forecasts. For the year 2010-2014, the CAGR of the three reporting units are approximately 10%, 13% and 5% for the online degree programs, online tutoring programs and the international curriculum programs, respectively.

•	In the projection periods, the cost of revenues as a percentage of revenues is expected to remain stable, except for the international curriculum programs with a lower margin in the year 2010.

•	Operating expenses, including selling expenses, R&D expenses and general and administrative expenses, as a percentage of sales is expected to remain stable.

•	To maintain normal operations, capital expenditures are estimated to be around 5%, 1% and 1% of revenue for the three reporting units, respectively.

•	The working capital requirement is estimated based on main accounts turnover days.

•	A perpetual growth rate after 2014 is assumed to be at 3% per year for the three reporting units.

•	The weighted average cost of capital, or WACC, used in the calculation is 20%, 26.5% and 24% for the three reporting units, respectively.

Estimates of fair value result from a complex series of judgments about future events and uncertainties and rely heavily on estimates and assumptions at a point in time. The judgments made in determining an estimate of fair value can materially impact our results of operations. The valuations are based on information available as of the impairment review date and are based on expectations and assumptions that have been deemed reasonable by management. Any changes in key assumptions, including unanticipated events and circumstances, may affect the accuracy or validity of such estimates and could potentially result in an impairment charge.

In the fiscal year 2007, we incurred a goodwill impairment charge of RMB16.2 million related to the international curriculum programs segment due to management’s significantly reduced profit forecast for our international curriculum programs. In the fiscal year 2008, we recognized total goodwill impairment and intangible assets impairment charges of RMB70.1 million.  Of this amount, RMB68.2 million of impairment loss was related to the international curriculum programs, which management has significantly reduced profitability forecast due to adverse change in government regulatory environment and the resulting early mutual termination of our agreement with WITT.  The remaining goodwill impairment charge of RMB1.9 million for the private primary and secondary schools was primarily due to management’s assessment that construction of Jingzhou School’s South campus would be further delayed, and as a result there is no definite expected enrollment period. There was no impairment charge of goodwill and intangible assets in the fiscal year 2009.

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

Recent Accounting Pronouncements

In June 2009, the FASB issued an authoritative pronouncement that changes how a company determines whether an entity should be consolidated when such entity is insufficiently capitalized or is not controlled by the company through voting (or similar rights). The determination of whether a company is required to consolidate an entity is based on, among other things, the entity's purpose and design and the company's ability to direct the activities of the entity that most significantly impact the entity's economic performance. The pronouncement retains the scope of previously issued pronouncements but added entities previously considered qualifying special purpose entities, since the concept of these entities was eliminated by FASB. The pronouncement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2009. The adoption of this pronouncement will not have a significant impact on our financial condition or results of operations.

In October 2009, the FASB issued an authoritative pronouncement regarding the revenue arrangements with multiple deliverables. This pronouncement was issued in response to practice concerns related to the accounting for revenue arrangements with multiple deliverables under existing pronouncement. Although the new pronouncement retains the criteria from existing pronouncement for when delivered items in a multiple-deliverable arrangement should be considered separate units of accounting, it removes the previous separation criterion under existing pronouncement that objective and reliable evidence of the fair value of any undelivered items must exist for the delivered items to be considered a separate unit or separate units of accounting. The new pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement (1) prospectively to new or materially modified arrangements after the pronouncement's effective date or (2) retrospectively for all periods presented. Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also do the following in the period of adoption: (1) retrospectively apply this pronouncement as of the beginning of that fiscal year and (2) disclose the effect of the retrospective adjustments on the prior interim periods' revenue, income before taxes, net income, and earnings per share. We are in the process of evaluating the effect of adoption of this pronouncement.

In October 2009, the FASB issued an authoritative pronouncement regarding software revenue recognition. This new pronouncement amends existing pronouncement to exclude from their scope all tangible products containing both software and non-software components that function together to deliver the product's essential functionality. That is, the entire product (including the software deliverables and non-software deliverables) would be outside the scope of software revenue recognition and would be accounted for under other accounting literature. The new pronouncement include factors that entities should consider when determining whether the software and non-software components function together to deliver the product's essential functionality and are thus outside the revised scope of the authoritative literature that governs software revenue recognition. The pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement (1) prospectively to new or materially modified arrangements after the pronouncement's effective date or (2) retrospectively for all periods presented. Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also do the following in the period of adoption: (1) retrospectively apply this pronouncement as of the beginning of that fiscal year and (2) disclose the effect of the retrospective adjustments on the prior interim periods' revenue, income before taxes, net income, and earnings per share. We are in the process of evaluating the effect of adoption of this pronouncement.

In January 2010, the FASB issued authoritative guidance on accounting for distributions to shareholders with components of stock and cash. The objective of this new guidance is to clarify that the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected prospectively in earnings per share and is not considered a stock dividend for purposes of accounting treatment of equity and earnings per share. This new guidance is effective for interim and annual periods ending on or after December 15, 2009, and should be applied on a retrospective basis. The adoption of this guidance will not have a significant effect on our consolidated financial position or results of operations.

In January 2010, the FASB issued authoritative guidance to clarify the scope of accounting and reporting for decreases in ownership of a subsidiary. The objective of this guidance is to address implementation issues related to changes in ownership provisions. This guidance clarifies certain conditions, which need to apply to this guidance, and it also expands disclosure requirements for the deconsolidation of a subsidiary or derecognition of a group of assets. This guidance is effective in the period in which an entity adopts the authoritative guidance on noncontrolling interests in consolidated financial statements. If an entity has previously adopted the guidance on noncontrolling interests in consolidated financial statements, the amendments in this update are effective beginning in the first interim or annual reporting period ending on or after December 15, 2009. Retrospective application to the first period that an entity adopted the guidance on noncontrolling interests in consolidated financial statements is required. The adoption of this guidance will not have a significant effect on our consolidated financial position or results of operations.

In April 2010, the FASB issued an authoritative pronouncement on milestone method of revenue recognition. The scope of this pronouncement is limited to arrangements that include milestones relating to research or development deliverables. The pronouncement specifies guidance that must be met for a vendor to recognize consideration that is contingent upon achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. The guidance applies to milestones in arrangements within the scope of this consensus regardless of whether the arrangement is determined to have single or multiple deliverables or units of accounting. The pronouncement will be effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early application is permitted. Companies can apply this guidance prospectively to milestones achieved after adoption. However, retrospective application to all prior periods is also permitted. We are in the process of evaluating the effect of adoption of this pronouncement.

In April 2010, the FASB issued an authoritative pronouncement on effect of denominating the exercise price of a share-based payment award in the currency of the market in which the underlying equity securities trades and that currency is different from (1) entity's functional currency, (2) functional currency of the foreign operation for which the employee provides services, and (3) payroll currency of the employee. The guidance clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trades should be considered an equity award assuming all other criteria for equity classification are met. The pronouncement will be effective for interim and annual periods beginning on or after December 15, 2010, and will be applied prospectively. Affected entities will be required to record a cumulative catch-up adjustment for all awards outstanding as of the beginning of the annual period in which the guidance is adopted. We are in the process of evaluating the effect of adoption of this pronouncement.

Results of Operations

The following table sets forth selected data from our consolidated statements of operations for the periods indicated.

	Years ended December 31,
	2007 (As adjusted)		2008 (As adjusted)		2009
	RMB	% of net revenue	RMB	% of net revenue	RMB	US$	% of net revenue
	(In thousands, except for percentages)
Net revenue:
Online degree programs	202,185	76.3%	255,388	80.4%	285,178	41,779	80.4%
Online tutoring programs	18,013	6.8%	15,436	4.8%	19,584	2,869	5.5%
Private primary and secondary schools	13,356	5.0%	19,289	6.1%	30,627	4,487	8.6%
International curriculum programs	31,434	11.9%	27,607	8.7%	19,317	2,830	5.5%
Total net revenue	264,988	100.0%	317,720	100%	354,706	51,965	100%
Cost of revenue:
Online degree programs	58,027	21.9%	76,224	24.0%	95,428	13,980	26.9%
Online tutoring programs	3,875	1.5%	4,017	1.3%	5,713	837	1.6%
Private primary and secondary schools	10,944	4.1%	17,572	5.5%	26,109	3,825	7.4%
International curriculum programs	23,503	8.9%	19,920	6.3%	11,112	1,628	3.1%
Total cost of revenue	96,349	36.4%	117,733	37.1%	138,362	20,270	39.0%
Gross profit:
Online degree programs	144,158	54.4%	179,164	56.4%	189,750	27,799	53.5%
Online tutoring programs	14,138	5.3%	11,419	3.6%	13,871	2,032	3.9%
Private primary and secondary schools	2,412	0.9%	1,717	0.5%	4,518	662	1.2%
International curriculum programs	7,931	3.0%	7,687	2.4%	8,205	1,202	2.4%
Total gross profit	168,639	63.6%	199,987	62.9%	216,344	31,695	61.0%
Gross profit margin:
Online degree programs	71.3%	—	70.2%	—	66.5%	66.5%	—
Online tutoring programs	78.5%	—	74%	—	70.8%	70.8%	—
Private primary and secondary schools	18.1%	—	8.9%	—	14.8%	14.8%	—
International curriculum programs	25.2%	—	27.8%	—	42.5%	42.5%	—
Total gross profit margin	63.6%	—	62.9%	—	61.0%	61.0%	—
Operating expenses:
General and administrative	76,893	29.0%	86,908	27.4%	82,858	12,139	23.4%
Selling and marketing	14,277	5.4%	29,851	9.4%	23,688	3,470	6.7%
Research and development	21,021	7.9%	26,185	8.2%	30,385	4,451	8.5%
Goodwill impairment	16,192	6.1%	41,036	12.9%	—	—	—
Intangible assets impairment	—	—	29,057	9.2%	—	—	—
Total operating expenses	128,383	48.4%	213,037	67.1%	136,931	20,060	38.6%
Income (loss) from operations	40,256	15.2%	(13,050)	(4.2)%	79,413	11,635	22.4%
Operating margin	15.2%		(4.2)%	—	22.4%	22.4%
Other income	394	0.1%	562	0.2%	1,748	256	0.5%
Interest income	4,118	1.6%	10,652	3.4%	4,980	730	1.4%
Interest expense	(2,130)	(0.8)%	(1,298)	(0.4)%	(2)	—	—
Income (loss) before income tax provisions and noncontrolling interest(1)	42,638	16.1%	(3,134)	(1.0)%	86,139	12,621	24.3%
Income tax provisions	15,003	5.7%	3,473	1.1%	19,287	2,826	5.5%
Net income (loss)	27,635	10.4%	(6,607)	(2.1)%	66,852	9,795	18.8%
Less: net income contributable to the noncontrolling interests	25,148	9.5%	36,412	11.4%	32,073	4,699	9.0%
Net income (loss) attributable to ChinaEdu Corporation shareholders	2,487	0.9%	(43,019)	(13.5)%	34,779	5,096	9.8%

(1) We adopted authoritative pronouncement on noncontrolling interests in consolidated financial statements on January 1, 2009, retrospectively.

Year ended December 31, 2009 compared to the year ended December 31, 2008

Net Revenue.   Our total net revenue for the fiscal year ended December 31, 2009 was RMB354.7 million ($52.0 million), representing an 11.6% increase, compared  to RMB317.7 million for the fiscal year ended December 31, 2008.

Online degree programs.    Net revenue from online degree programs for the fiscal year 2009 was RMB285.2 million ($41.8 million), representing an 11.7% increase from RMB255.4 million for the fiscal year 2008.  This increase was attributable primarily to the enrollment growth at our university partners’ online degree programs in fiscal year 2009 as compared to fiscal year 2008.  In the aggregate, our university partners had approximately 287,000 revenue students during fiscal year 2009, representing an 18.1% increase from approximately 243,000 revenue students in fiscal year 2008.

Online tutoring programs.    Net revenue from our online tutoring business increased approximately 26.9% from RMB15.4 million for the fiscal year 2008 to RMB19.6 million ($2.9 million) for the fiscal year 2009. The increase was primarily because we expanded our sales channels, developed additional courseware and enhanced customer service.

Private primary and secondary schools.    Net revenue from our private primary and secondary school business increased approximately 58.8% from RMB19.3 million for the fiscal year 2008 to RMB30.6 million ($4.5 million) for the fiscal year 2009.  This was primarily due to a 56.2% increase in enrollments at our Anqing School for the 2008-2009 academic year and a 40% increase in enrollments at Anqing School for the 2009-2010 academic year.

International curriculum programs.    Net revenue from our international curriculum programs decreased approximately 30.0% from RMB27.6 million for the fiscal year 2008 to RMB19.3 million ($2.8 million) for the fiscal year 2009. This decrease was mainly attributable to the further decrease in student enrollment resulting from the termination of our agreement with WITT in the fiscal year 2009 as compared to the fiscal year 2008  Students participating in the international curriculum programs decreased from 4,000 for the fiscal year 2008 to 2,800 for the fiscal year 2009.

Cost of Revenue.   Total cost of revenue for fiscal year 2009 was RMB138.4 million ($20.3 million), representing a 17.5% as compared to RMB117.7 million for fiscal year 2008.

Online degree programs.   Cost of revenue from our online degree programs for fiscal year 2009 was RMB95.4 million ($14.0 million), representing a 25.2% increase from RMB76.2 million in fiscal year 2008. The increase was primarily due to the cost increase related to the expansion of our learning centers network and increase in employee related costs throughout fiscal year 2009.

Online tutoring programs.    Our cost of revenue for our online tutoring programs increased approximately 42.2% from RMB4.0 million for the fiscal year 2008 to RMB5.7 million ($0.8 million) for the fiscal year 2009. This increase was the result of new product development costs incurred during the fiscal year 2009.

Private primary and secondary schools.    Our cost of revenue for our private primary and secondary schools increased approximately 48.6% from RMB17.6 million for the fiscal year 2008 to RMB26.1 million ($3.8 million) for the fiscal year 2009. This was mostly attributable to the increase in the enrollment which resulted in increased employee related cost, and depreciation of property and equipment as we completed the construction of the Anqing School’s new campus.

International curriculum programs.    Our cost of revenue for our international curriculum programs decreased approximately 44.2% from RMB19.9 million for the fiscal year 2008 to RMB11.1 million ($1.6 million) for the fiscal year 2009. This decrease was primarily attributable to the decrease in the related operational costs associated with the decrease in student enrollment.

Gross Profit and Gross Margin.   Gross profit for the fiscal year 2009 was RMB216.3 million ($31.7 million) as compared with RMB200.0 million for the fiscal year 2008, representing an increase of 8.2%.  Gross margin for the fiscal year 2009 was 61.0%, as compared with gross margin of 62.9% for the fiscal year 2008.  Gross margin for the online degree programs was 66.5% in 2009 as compared with gross margin for the online degree programs of 70.2% for 2008.  The decrease in gross margin was primarily due to investment in our learning centers network.

Operating Expenses   Total operating expenses for the fiscal year 2009 were RMB136.9 million ($20.1 million), representing a 35.7% decrease from RMB213.0 million for fiscal year 2008. This decrease was attributable primarily to the factors discussed below:

General and administrative expenses.  General and administrative expenses for the fiscal year 2009 were RMB82.9 million ($12.1 million), representing a 4.7% decrease from RMB86.9 million for fiscal year 2008. The decrease was primarily because there were almost no account receivables write-offs and exchange losses in 2009 as well as a reduction in rent in fiscal year 2009 as compared to fiscal year 2008.

Selling and marketing expenses.    Selling and marketing expenses for the fiscal year 2009 were RMB23.7 million ($3.5 million), representing a 20.6% decrease from RMB29.9 million for the fiscal year 2008.  The decrease was attributable primarily to a shift from conducting general sales and marketing activities to focusing on direct recruiting related activities at our learning centers network.

Research and development.    Research and development expenses for the fiscal year 2009 were RMB30.4 million ($4.5 million), representing a 16.0% increase from RMB26.2 million for the fiscal year 2008.  This increase was attributable primarily to technology platform upgrade and the internet & mobile applications development for the online degree and non-degree programs

Goodwill impairment and intangible assets impairment.   There was no impairment charge of goodwill and intangible assets in the fiscal year 2009, while such charge was RMB70.1 million in the fiscal year 2008. See “— Operating Expenses — Goodwill Impairment and Intangible Assets Impairment.”

Share-based compensation.   Share-based compensation for the fiscal year 2009, which was allocated to the related cost of revenue and operating expense line items, was RMB7.4 million ($1.1 million), representing an increase of RMB2.2 million from RMB5.2 million for the fiscal year 2008.  This increase was attributable primarily to the re-pricing for under-water options and an increase in the number and fair value of options granted in fiscal year 2009 as compared to fiscal year 2008.

Income (loss) from operations.   Income from operations was RMB79.4 million ($11.6 million) for the fiscal year 2009, as compared to a loss of RMB13.1 million for the fiscal year 2008.  Operating margin was 22.4% for the fiscal year 2009 as compared to a negative 4.1% for the fiscal year 2008.  The increase was primarily because there was not an impairment charge of goodwill and intangible assets in the fiscal year 2009, while such charge was RMB70.1 million in the fiscal year 2008.

Interest income.   Interest income decreased by 53.2% to RMB5.0 million ($0.7 million) in the fiscal year 2009, as compared to RMB10.7 million in the fiscal year 2008.  This decrease was attributable primarily to (i) the reduced interest bearing cash and bank deposit balance of RMB325.4 million ($47.7 million) as of December 31, 2009, as compared to RMB417.4 million as of December 31, 2008, and (ii) a lower interest rate for the fiscal year 2009 as compared to the fiscal year 2008.

Income tax provision.   Income tax expense for the fiscal year 2009 was RMB19.3 million ($2.8 million), representing a significant increase from RMB3.5 million for the fiscal year 2008.  In December 2008, seven of our subsidiaries and affiliate companies obtained the “high and new technology enterprises” status under the new PRC Enterprise Income Tax Law, which came into effect on January 1, 2008.  The “high and new technology enterprises” entities enjoy a 15% tax rate, which is lower than the statutory tax rate of 25%. An adjustment was recorded in the fourth quarter of 2008 to adjust our deferred income tax expenses based on the decrease in tax rate from 25% to 15%, which resulted in a low deferred income tax expense in 2008.  In addition, our 2008 income tax was lower because there was a significant decrease in deferred tax liabilities related to impairment of acquired intangible assets in our international curriculum programs, while there was no such charge in 2009.

Noncontrolling interests.   Noncontrolling interests was RMB32.1 million ($4.7 million) in the fiscal year 2009, representing an 11.9% decrease, as compared to RMB36.4 million in the fiscal year 2008, which was attributable primarily to the noncontrolling interest impact related to the reduction in our deferred tax liabilities for the fiscal year 2008 resulted from change of tax rate from 25% to 15%.

Net income (loss) attributable to ChinaEdu.    Net income attributable to ChinaEdu was RMB34.8 million ($5.1 million) for the fiscal year 2009, compared with a loss of RMB43.0 million for the fiscal year 2008, primarily because there was not an impairment charge of goodwill and intangible assets in the fiscal year 2009, while such charge was RMB70.1 million in the fiscal year 2008.

Year ended December 31, 2008 compared to the year ended December 31, 2007

Net Revenue.   Our total net revenue for the fiscal year ended December 31, 2008 was RMB317.7 million, representing a 19.9% increase, compared to RMB265.0 million for the fiscal year ended December 31, 2007.

Online degree programs.    Net revenue from online degree programs for the fiscal year 2008 was RMB255.4 million, representing a 26.3% increase from RMB202.2 million for the fiscal year 2007.  This increase was attributable primarily to the solid enrollment growth at our university partners’ online degree programs in fiscal year 2008 as compared to fiscal year 2007.  In the aggregate, our university partners had approximately 243,000 revenue students during fiscal year 2008, representing a 27% increase from approximately 192,000 revenue students in fiscal year 2007.

Online tutoring programs.    Net revenue from our online tutoring business decreased approximately 14.3% from RMB18.0 million for the year ended December 31, 2007 to RMB15.4 million for the year ended December 31, 2008. The decrease was mostly attributable to a change in distribution channels, which resulted in short-term negative impact on net revenue.

Private primary and secondary schools.    Net revenue for this business line increased approximately 44.4% from RMB13.4 million for the year ended December 31, 2007 to RMB19.3 million for the same period in 2008.  This was primarily due to a 14.3% increase in enrollments at our Anqing School for the 2007-2008 academic year and a 56.2% increase in enrollments at our Anqing School for the 2008-2009 academic year.

International curriculum programs.    Net revenue from our international curriculum programs decreased approximately 12.2% from RMB31.4 million for the year ended December 31, 2007 to RMB27.6 million for the same period in 2008. This decrease was mainly attributable to the decrease in student enrollment resulting from the shrinkage of our operations in this business line in the fiscal year 2008 as compared to the fiscal year 2007 due to adverse changes in the governmental regulatory environment and the related termination of our agreement with WITT. Students participating in our international curriculum programs decreased from 5,000 for the year ended December 31, 2007 to 4,000 for the year ended December 31, 2008.

Cost of Revenue.   Total cost of revenue for fiscal year 2008 was RMB117.7 million, representing a 22.2% increase, from RMB96.3 million for fiscal year 2007. Cost of revenue as a percentage of net revenue increased to 37.1% in 2008 from 36.4% in 2007, primarily due to an increase in cost of revenue for the expansion of our learning centers, new courseware development and hardware upgrades in 2008 as compared to 2007. The increase in cost of revenue is discussed below.

Online degree programs.  The cost of revenue from our online degree programs for fiscal year 2008 was RMB76.2 million, representing a 31.4% increase from RMB58.0 million in fiscal year 2007.  The increase was attributable primarily to the following factors:

(i) In fiscal year 2008, the number of revenue students enrolled in our university partners’ online degree programs increased by 27% to approximately 243,000 from approximately 192,000 revenue students in fiscal year 2007, which resulted in an increase in recruiting-related expenses; and

(ii) In fiscal year 2008, we significantly expanded our learning centers network, increasing the number of learning centers from one operational learning center at the fiscal year end of 2007 to 37 as of fiscal year end 2008.

As a result of this significant expansion, cost of revenue related to learning centers operations was approximately RMB3.5 million for fiscal year 2008, while cost of revenue related to our learning centers operations was insignificant in 2007.

Online tutoring programs.    Our cost of revenue for our online tutoring programs increased approximately 3.7% from RMB3.9 million in the year ended December 31, 2007 to RMB4.0 million in the year ended December 31, 2008. This slight increase was the result of new product development costs incurred during the year ended December 31, 2008.

Private primary and secondary schools.    Our cost of revenue for our private primary and secondary schools increased approximately 60.6% from RMB10.9 million for the year ended December 31, 2007 to RMB17.6 million for the same period in 2008. This was mostly attributable to the completion Phase I construction at the Anqing School’s new campus, which resulted in increased faculty and facility costs, and depreciation of property and equipment as we commenced enrollment at the Anqing School’s new campus.

International curriculum programs.    Our cost of revenue for our international curriculum programs decreased approximately 15.2% from RMB23.5 million in the year ended December 31, 2007 to RMB19.9 million for the same period in 2008. This decrease was primarily attributable to the decrease in the related operational costs associated with the decrease in student enrollment.

Gross Profit and Gross Margin.    Gross profit increased by 18.6% to RMB200.0 million in 2008 from RMB168.6 million in 2007. Our gross margin decreased slightly to 62.9% in 2008 from 63.6% in 2007.

Operating Expenses.    Total operating expenses for the fiscal year 2008 were RMB213.0 million representing a 65.9% increase from RMB128.4 million for fiscal year 2007. Operating expenses, as a percentage of net revenue, increased to 67.1% in 2008 from 48.4% in 2007. This increase was attributable primarily to the factors discussed below:

General and administrative expenses.    General and administrative expenses for the fiscal year 2008 were RMB86.9 million, representing a 13.0% increase from RMB76.9 million for fiscal year 2007.  Our general and administrative expenses, as a percentage of net revenue, decreased to 27.4% in 2008 from 29.0% in 2007. The overall increase was primarily due to expenses associated with being a new U.S. publicly listed company.  In particular, in 2008 we incurred an increase of approximately RMB6.0 million in professional fees paid to auditors, lawyers, consultants assisting in compliance with the Sarbanes-Oxley Act of 2002, and other third-party service providers that provide advice and guidance regarding compliance with the regulatory requirements of a publicly listed company.

Selling and marketing expenses.    Selling and marketing expenses for the fiscal year 2008 were RMB29.9 million as compared to RMB14.3 million for the fiscal year 2007.  Our selling and marketing expenses, as a percentage of net revenue, increased to 9.4% in 2008 from 5.4% in 2007.  The increase is attributable primarily to our learning centers network expansion. We recorded approximately RMB8.4 million in selling and marketing expenses in connection with the expansion of our learning centers network in fiscal year 2008.  Selling and marketing expenses related to our learning centers were insignificant in 2007. We also incurred increased selling and marketing expenses related to our online tutoring programs and certain non-degree programs at our collaborative alliances

Research and development.    Research and development expenses for the fiscal year 2008 were RMB26.2 million, representing a 24.6% increase from RMB21.0 million for the fiscal year 2007. Our research and development expenses, as a percentage of net revenue, increased to 8.2% in 2008 from 7.9% in 2007. This increase was attributable primarily to technology platform upgrade and reconfiguration activities in some of our collaborative alliances in order to further enhance and support our online degree programs.

Goodwill impairment and intangible assets impairment.    In fiscal year 2008, we recorded total goodwill and intangible assets impairment charges of RMB70.1 million compared to RMB16.2 million related solely to goodwill impairment in 2007.  Of the RMB70.1 million impairment recorded in 2008, RMB41.0 million related to goodwill impairment and RMB29.1 million related to intangible assets impairment. Goodwill and intangible assets impairment, as a percentage of net revenue, increased to 22.1% in 2008 from 6.1% in 2007.

Goodwill impairment.    Based on management’s annual goodwill impairment assessments performed as of December 31, 2007 and 2008, we recorded goodwill impairment losses of RMB16.2 million and RMB41.0 million for the years ended December 31, 2007 and 2008, respectively. The goodwill impairment charge for the year ended December 31, 2007 was due to management’s significantly reduced profit forecast for our FEC program, which is a component of our international curriculum programs.  Of the RMB41.0 million goodwill impairment loss for the year ended December 31, 2008, RMB39.1 million was related to our international curriculum programs, for which management significantly reduced its profitability forecast due to adverse changes in the PRC government regulatory environment and the resulting early mutual termination of our agreement with WITT. The remaining goodwill impairment charge of RMB1.9 million for the year ended December 31, 2008, which was taken in the fourth quarter, related to a total goodwill impairment charge for our private primary and secondary schools, primarily due to management's assessment that construction of Jingzhou School's South campus would be further delayed, and as a result there is no definite expected enrollment period.

Intangible assets impairment.   No impairment of intangible assets was recorded in fiscal year 2007. For fiscal year 2008, we recorded an impairment loss of intangible assets of RMB29.1million.  The intangible assets impairment loss for the year ended December 31, 2008 was also related to our international curriculum programs, for which we have significantly reduced our profitability forecast due to the adverse changes in the PRC government regulatory environment and the resulting mutual termination of our agreement with WITT.

Income (loss) from operations.    Loss from operations for fiscal year 2008 was RMB13.1 million as compared to income from operations of RMB40.3 million for the fiscal year 2007. The resulting loss from operations during fiscal the year ended 2008 versus 2007 is attributable to the factors discussed above regarding the overall increases in our cost of revenue and operating expenses, in particular the impairment losses recorded.

Interest income.   Interest income increased by 158.7% to RMB10.7 million in the fiscal year 2008, as compared to RMB4.1 million in the fiscal year 2007. This increase was attributable primarily to the interest income earned on the net proceeds from our IPO completed in December 2007.

Income tax provision    Income tax expense for the fiscal year 2008 was RMB3.5 million, representing a significant decrease from RMB15.0 million for the fiscal year 2007. This was attributable primarily to the fact that, in the fourth quarter of 2008, seven of our subsidiaries and affiliate companies applied and qualified for the “high and new technology enterprise” status under the EIT Law, which came into effect on January 1, 2008.  Under the new tax regulation, the statutory tax rate for all enterprises in China is 25%, except for enterprises who have obtained the newly implemented “new and high technology enterprise” status. As a result of their qualification as “high and new technology enterprises”, these seven subsidiaries received certain tax exemptions and a preferential statutory tax rate of 15%, which resulted in a decrease in our deferred tax liabilities. In addition, as a result of the intangible assets impairment loss from our international curriculum programs, the related deferred tax liabilities recorded were reversed, which reduced our income tax expense for the fiscal year 2008.

Noncontrolling interests.    Noncontrolling interests was RMB36.4 million in the fiscal year 2008, representing a 44.8% increase, as compared to RMB25.1 million in the corresponding period in 2007, which was primarily attributable to the increased profitability of our collaborative alliances.

Net income (loss) attributable to ChinaEdu.    As a result of the above factors, most notably the goodwill and intangible assets impairment charges, we had a net loss of RMB43.0 million in 2008 compared to net income of RMB2.5 million in 2007.

B.	Liquidity and Capital Resources

Since our initial public offering completed in December 2007, we have financed our operations primarily through cash flows from operations. As of December 31, 2009, we had RMB325.4 million ($47.7 million) in cash and bank deposit, and no borrowings. Our cash and bank deposit primarily consist of cash on hand, demand deposits and term deposits with original maturity terms of greater than three months but less than one year that are placed with banks and other financial institutions. A portion of the cash balances of our Chinese affiliated entity and its subsidiaries may be paid to us pursuant to our contractual arrangements with the entity and its subsidiaries for our technical and teaching support, enrollment system and other services. We may fund the cash needs of our Chinese affiliated entity from time to time.

We have not encountered any difficulties meeting our cash obligations to date.  Since we do not expect making additional significant capital expenditures through the end of 2010, we believe that our current cash and cash equivalents and anticipated future cash flows from operations, will be sufficient to meet our presently anticipated cash needs.  We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities or debt securities or borrow from lending institutions.

We had no outstanding capital commitments as of December 31, 2009 associated with acquisition of the Anqing School. In 2009, we completed construction of new campus at the Anqing School.  We had outstanding capital commitments of approximately RMB64.8 million as of December 31, 2009 associated with the acquisition of Jingzhou School (Southern Campus). However, due to the ongoing delays that have prevented construction at our Jinzhou School (Southern Campus), we are currently unable to estimate when the outstanding RMB64.8 million capital commitment will be paid.

The following table sets forth a summary of our cash flows for the periods indicated:

	Years ended December 31,
	2007	2008	2009
	RMB	RMB	RMB	US$
	(In thousands)
Net cash (used in) provided by operating activities	80,932	54,547	83,420	12,224
Net cash (used in) investing activities	(93,704)	(110,325)	(149,068)	(21,839)
Net cash (used in) provided by financing activities	366,501	(68,221)	(85,454)	(12,518)
Effect of exchange rate changes	(4,930)	(19,182)	312	43
Net changes in cash and cash equivalents	348,799	(143,181)	(150,790)	(22,090)
Cash and cash equivalents at beginning of period	148,315	497,114	353,933	51,851
Cash and cash equivalents at end of period	497,114	353,933	203,143	29,761

Operating Activities

In the year ended December 31, 2009, we generated positive cash flow from operating activities of RMB83.4 million ($12.2 million), which was primarily due to our net income of RMB66.9 million, adjusted by the add-back of non-cash items RMB31.0 million from a number of factors, including share-based compensation expenses of RMB7.4 million, depreciation of RMB16.6 million, and amortization of intangible assets of RMB5.2 million. These positive cash flows were also offset by aggregate changes in our current assets and liabilities of RMB14.5 million, which included a RMB19.1 million increase in accrued expenses and other current liabilities due to the growth of our business and increased accrued employee payroll and welfare benefits, a RMB9.4 million increase in income tax and other taxes payable due to increased profitability of several of our subsidiaries, and a RMB3.8 million increase in deferred revenues due to an increase in revenue students. Those positive factors were partially offset by an increase in amounts due from related parties of RMB26.3 million and an increase in accounts receivable of RMB13.8 million.  The increase in amounts due from related parties reflected higher service fees payable to us by our university partners in the year ended December 31, 2009 than those paid to us in the same period in 2008.

In the year ended December 31, 2008, we generated positive cash flow from operating activities of RMB54.5 million, which was primarily due to our net loss of RMB6.6 million, adjusted by the add-back of non-cash items RMB91.4 million from a number of factors, including share-based compensation expenses of RMB5.2 million, depreciation of RMB12.2 million, goodwill and intangible assets impairment of RMB70.1 million, and amortization of acquired intangible assets of RMB8.7 million. These positive cash flows were also offset by aggregate changes in our current assets and liabilities of RMB30.2 million, which included a RMB10.0 million increase in accrued expenses and other current liabilities due to the growth of our business and increased accrued employee payroll and welfare benefits, a RMB10.8 million increase in income tax and other taxes payable due to increased profitability of several of our subsidiaries, such as CMR Web and Dongcai, and a RMB15.2 million increase in deferred revenue due to an increase in revenue students. Those positive factors were partially offset by changes in growth in amounts due from related parties of RMB45.0 million and an RMB14.7 million increase in accounts receivable.  The increase in amounts due from related parties reflected higher service fees payable to us by our university partners in the year ended December 31, 2008 than those paid to us in the same period in 2007.

In the year ended December 31, 2007, we generated positive cash flow from operating activities of RMB83.1 million, which was primarily derived from our net income of RMB27.6 million, adjusted by the add-back of non-cash items of RMB45.4 million from a number of factors, including share-based compensation expenses of RMB3.6 million, depreciation of RMB8.2 million, goodwill impairment of RMB16.2 million, and amortization of intangible assets of RMB8.5 million. These positive cash flows were also derived from aggregate changes in our current assets and liabilities of RMB7.9 million, which included an RMB20.9 million increase in accrued expenses and other current liabilities, a RMB25.0 million increase in amounts due to related parties, a RMB7.9 million increase in deferred revenue and a RMB11.3 million decrease in accounts receivable. Those positive factors were partially offset by changes in growth in amounts due from related parties of RMB52.5 million.  The increase in amounts due from related parties reflected higher service fees payable to us by our university partners in the year ended December 31, 2007 than those paid to us in the same period in 2006.

Investing Activities

In the year ended December 31, 2009, net cash used in investing activities was RMB149.1 million ($21.8 million), which is primarily related to our purchase of additional term deposit products in the total amount of RMB58.8 million, our deposits paid for acquisition of property and equipment in the amount of RMB11.4 million, our investment in purchase of property and equipment in the amount of RMB57.1 million, and our purchase of investments in the amount of RMB20.6 million.

In the year ended December 31, 2008, net cash used in investing activities was RMB110.3 million, which is primarily related to our purchase of additional term deposit products in the total amount of RMB57.5 million, our acquisition of additional equity interests in our subsidiaries in the amount of RMB6.7 million, our deposits paid for acquisition of property and equipment in amount of RMB8.7 million, and our investment in purchase of property and equipment in the amount of RMB36.3 million.

In the year ended December 31, 2007, net cash used in investing activities was RMB93.7 million, which is primarily related to our purchase of office space for our new headquarters in the amount of RMB31.0 million, to our acquisition of additional equity interests in our subsidiaries in the amount of RMB22.5 million and to our investment in the construction of our Anqing School in the amount of RMB27.1 million.

Financing Activities

Net cash used by financing activities was RMB85.5 million ($12.5million) for the year ended December 31, 2009. This is attributable primarily to the repurchase of ordinary shares in the amount of RMB76.4 million and cash dividends paid to noncontrolling shareholders RMB14.7 million for the year ended December 31, 2009.  Net cash used by financing activities was RMB68.2 million for the year ended December 31, 2008. This is attributable primarily to the repurchase of ordinary shares in the amount of RMB34.2 million,  repayment of a long term loan in the amount of RMB25.7 million and cash dividends paid to noncontrolling shareholders of RMB11.3 million for the year ended December 31, 2008.  Net cash provided by financing activities was RMB366.5 million for the year ended December 31, 2007. This is attributable primarily to the RMB348.8 million in net proceeds that we received from our initial public offering.

Capital Expenditures

We made capital expenditures of RMB71.9 million, RMB36.5million and RMB59.1 million ($8.7 million) for the years ended December 31, 2007, 2008 and 2009, respectively. These capital expenditures were primarily for the acquisition of land and buildings at our Pingdingshan School, Anqing School and Jingzhou School (Southern Campus), for additional office space relating to our online degree programs and for a new office building to house our corporate headquarters. Each of our three private schools (Pingdingshan School, Anqing School and Jingzhou School (Southern Campus)) has associated properties that we either own or lease. We estimate that capital expenditures for the fiscal year 2010 will be approximately RMB11.1 million at our Anqing School and Pingdingshan School.  As discussed above, because of the ongoing delays that have prevented construction at our Jinzhou School (Southern Campus), we do not currently anticipate incurring any capital expenditures in connection with the construction of the Jinzhou School (Southern Campus) in the near future, or at all.

C.	Research and Development, Patents and Licenses, etc.

Intellectual Property and Proprietary Rights

We regard our copyrights, trademarks, trade secrets and other intellectual property rights as critical to our business. We rely on trademark and copyright law, trade secret protection, non-competition and confidentiality and/or licensing agreements with our executive officers, clients, contractors and others to protect our intellectual property rights. We have registered our chinaedu.com, prcedu.com and chinaedu.net Internet domain names, which are held by our Chinese affiliated entity’s subsidiaries.

We have directly, or indirectly through our Chinese affiliated entity, registered for trademark protection for certain intellectual property relating to our brand and our websites with the Trademark Office of the Chinese State Administration for Industry and Commerce. We have also registered some of the computer software that we have developed for copyright protection with the Chinese National Copyright Office.

We, together with our university customers, have developed courseware for our university partners’ online degree programs. All of this courseware is proprietary to us or the collaborative alliances we form with these universities.

Our intellectual property is subject to risks of infringement and other unauthorized use, and our ability to protect our intellectual property from unauthorized use is limited. In addition, we may be subject to claims that we have infringed the intellectual property rights of others. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we are unable to prevent others from using our intellectual property or if we are subject to intellectual property infringement claims by others, our business may be materially and adversely affected”.

Technology

We provide end-to-end technology solutions to our customers providing online degree programs. Our technology consists of a series of systems and tools, including our Learning Management System, which enables the online universities to manage the entire student lifecycle from student application to graduation by providing system support to the student’s learning process and the university staff’s daily management process. We also provide a learning content creation and management system, which enables the team working on courseware development to bring the courseware from the concept and design stage to production and implementation, as well as manage courseware content, and various delivery and management systems and tools. In addition, in the past months we have been introducing more creative, front-end utilities to our customers, including real-time, virtual online classroom and mass-capacity flash-based course on-demand system to improve user experience in the online education scenario.

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

Our technology is based on Microsoft platform, as well as other open source projects like CAS, Sakai and LifeRay. Application software and databases are further supported by storage and back-up technologies. In addition to providing software solutions, along with maintenance support and customized development, we provide centralized system and network management services to our online degree program customers. Our production servers are hosted at a data center operated by China Telecom. In addition to the services provided by the data center (such as uninterrupted power supply), the servers are supported by advanced technologies to ensure security, scalability, reliability and expandability. Additionally, our bandwidth is scalable to accommodate spikes in user activity.

Using advanced technologies, our system can identify errors and isolate failed servers automatically to minimize the interruption of our customers’ access to our services. Our websites are hosted at a third party facility in Beijing. This facility provides redundant utility systems, a back-up electric generator and 24-hour server support. All our servers have redundant power supplies to maximize system and date availability. We regularly back-up our databases automatically on storage devices hosted at an Internet data center to minimize the impact of data loss due to system failures and we maintain back-up files offsite to facilitate disaster recovery.

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

Authoritative pronouncement regarding consolidation of variable interest entities requires a “variable interest entity” to be consolidated by the primary beneficiary of such entity. An entity is considered to be a variable interest entity if certain conditions are present, including where the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. As a result of our various agreements with Hongcheng Education and its respective shareholders, we are considered the primary beneficiary of Hongcheng Education and all its subsidiaries have been consolidated in our financial statements. All significant transactions and balances between us, our subsidiaries, Hongcheng Education have been eliminated upon consolidation.

F.	Tabular Disclosure of Contractual Obligations

Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2009.

	Payment Due by December 31
	Total	2010	2011	2012	2013	2014	Thereafter
	(In RMB thousands)
Operating lease obligations	15,571	7,041	4,017	2,684	1,124	705	—
Funding obligations to university partners	1,000	1,000	—	—	—	—	—
Facility fees to a middle school(1)	17,800	1,000	1,200	1,200	1,200	1,200	12,000
Capital obligations for private primary and secondary schools(2)	75,834	11,082	—	—	—	—	—
Unrecognized tax benefit(3)	7,727	—	—	—	—	—	—

(1)  These amounts represent the user fees that our Anqing School will pay to the Fourth Middle School of Anqing for the use of certain facilities of the Fourth Middle School of Anqing over the period set out in the related agreement.
(2)  These amounts represent the remaining portion of our capital commitments to the Jingzhou government for the expansion of the Jingzhou School (Southern Campus) (approximately RMB64.8 million), and also include RMB11.1 million has been contracted for the Anqing School and the Pingdingshan School’s constructions with third-party contractors in 2009. Since we do not know when construction will begin at the Jingzhou School, we are unable to reasonably estimate the timing of the capital commitment for the Jingzhou School.
(3)  This amount represents unrecognized tax benefit pursuant to the authoritative pronouncement regarding to accounting for uncertainties in income tax. Since there is a high degree of uncertainty regarding the timing of future cash outflows, we are unable to make reasonable estimates regarding the timing of settlement with the respective tax authority.

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

•
PRC laws, regulations and policies relating to private education and providers of private educational services, including recent changes in the government regulatory environment related to our international curriculum programs; and

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

Name	Age	Positions
Julia Huang	41	Chairman, Chief Executive Officer
Shawn Ding	45	Director, President and Chief Operating Officer
Zonglian Gu	54	Director
Samuel Yen	38	Director
Min Fan	44	Director
Amol Shah	35	Director
Tianwen Liu	47	Director
Lily Liu	34	Chief Financial Officer
Changqing Xie	46	Vice President
Wen Liu	40	Vice President
Lingling Chen	36	Vice President

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

Amol Shah is Senior Vice President of Global Strategy for the McGraw-Hill Companies. He oversees strategy development for the McGraw-Hill Companies and its business units. Mr. Shah also serves as Vice President of McGraw-Hill Ventures, which makes equity investments in innovative, high growth companies that are complementary to McGraw-Hill's traditional business lines. Prior to joining the McGraw-Hill Companies, he served as a Managing Director at Novantas LLC, a strategy consulting firm, where he served as a leading advisor on growth strategies. Earlier in his career, Mr. Shah worked as a consultant specializing in financial services strategy for First Manhattan Consulting Group. Mr. Shah earned his bachelor's degree from the University of Pennsylvania and The Wharton School with a dual degree in engineering and economics through the Jerome Fisher Program in Management & Technology. Mr. Shah also earned a MBA in finance from the Columbia Business School.

Tianwen Liu was elected as a director of our company in September 2008. Mr. Liu is the Chairman and Chief Executive Officer of iSoftStone Information Service Corporation. Mr. Liu founded iSoftStone, one of the fastest growing IT outsourcing companies in China. He has over 20 years of experience in the IT sector. Prior to iSoftStone, Mr. Liu co-founded AsiaEC.com in 1999, and led the effort to build the company from the ground up and grow it to become China's largest on-line office supply and services provider. Prior to AsiaEC.com, Mr. Liu served as the General Manager of Siemens Business Services and Siemens Nixdorf Information Technologies from 1996-1999, where he was responsible for IT consulting, system integration, and outsourcing businesses in China. Before that, Mr. Liu worked for several consulting and IT companies in the U.S., including Bechtel and DEC. Mr. Liu holds a MBA from Massachusetts Institute of Technology, as well as a Masters degree in Electrical Engineering from the University of Massachusetts.

Lily Liu joined our company as Chief Financial Officer in October 2008. Prior to joining, she served as the Chief Financial Officer of MainOne Inc., a Vice President at Lehman Brothers in Hong Kong, and an Associate at Lehman Brothers in New York and Hong Kong. From 2000 to 2001, Ms. Liu was Vice President and Founder of Trulycustom Construction Inc. in Boston, Massachusetts. Ms. Liu received a bachelor's degree in Mathematics and Economics from Dartmouth College, and a MBA from Sloan School of Management at the Massachusetts Institute of Technology.

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

Wen Liu has served as a vice president of our company since 2006.  Prior to joining the Company, he served as the Deputy General Manager of Beijing MoVision Technologies from 2003 to 2006, and the Director of China SciTech Business of Henderson Holdings from 2002 to 2003. From 1993 to 2002, Mr. Liu was the Chief Engineer and Deputy General Manager of Beijing Keqing New Technologies. In 1994, Mr. Liu received bachelor's and master's degrees from Peking University, and furthered his doctoral studies at the China Academy of Sciences from 1994 to 1997.

Lingling Chen has served as a vice president of our company since 2009. She joined ChinaEdu in 2005 as the Director of human resources and became the executive vice president of our 101 Online Tutoring programs in 2008.  Prior to joining the company, Ms. Chen was the Director of HR at Tsinghua Tongfang.  She has over 10 years of experience in human resources management and also received national license in psychology and professional teaching license. Ms. Chen received a bachelor's degree in History at Liaoning University in 1997.

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

B.  Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2009, we paid aggregate cash compensation of approximately RMB4.9 million ($0.7 million) to our executive officers as a group, which includes all salary, cash bonuses, and housing allowances paid by us. Other than the grant of options to purchase an aggregate of 9,417,560 of our ordinary shares, we did not provide any other non-cash compensation to our executive officers as a group. See “—Stock-Based Compensation Plans” for additional information with respect to these option grants. For the year ended December 31, 2009, we paid aggregate cash compensation of approximately RMB0.2 million to our three independent directors for serving as directors.  Other than the grant of options to purchase an aggregate of 60,000 of our ordinary shares, we did not provide any other non-cash compensation to our non-executive or independent directors.

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

As of June 22, 2010, our board of directors has authorized the issuance of up to 16,071,594 ordinary shares upon exercise of awards granted under our equity incentive plan, with an increase each year equal to two percent of the outstanding number of shares as of the immediately preceding year ended December 31. As of June 22, 2010, options to purchase 10,673,103 ordinary shares were outstanding and options to purchase 950,783 ordinary shares remained available for future option grants. The following table summarizes the outstanding option shares granted to our directors and executive officers as of June 22, 2010:

Name	Ordinary Shares Underlying Option Grant	Exercise Price ($/share)	Expiration Date
Julia Huang(1)	2,108,280	Vary from 1.09 to 1.85	Vary from March, 2014 to May, 2019
Shawn Ding(2)	2,208,280	Vary from 0.86 to 1.85	Vary from March, 2014 to May, 2019
Zhonglian Gu	*	Vary from 0.50 to 1.26	Vary from August, 2013 to April, 2017
Tianwen Liu	*	1.56	September, 2018
Samuel Yen	*	1.80	December, 2017
Min Fan	*	1.80	December, 2017
Lily Liu(3)	*	Vary from 1.27 to 1.80	Vary from October, 2018 to May, 2019
Changqing Xie	*	Vary from 0.86 to 1.80	Vary from December, 2014 to March, 2018
Wen Liu	*	1.85	March, 2016
Lingling Chen	*	Vary from 1.26 to 1.80	Vary from August, 2015 to May, 2019

*  Director or executive officer who beneficially owns less than 1% of our ordinary shares outstanding as of June 22, 2010, including the ordinary shares underlying options exercisable by such person within 60 days.
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

Pension and Similar Benefits

Full time employees of our company in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total amount we have accrued under such employee benefits plans as of December 31, 2009 was approximately RMB23.2 million ($3.4 million).

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

D.  Employees

We had 1,078 employees, 1,434 employees and 1,603 employees as of December 31, 2007, 2008 and 2009, respectively.  The increase in the number of our employees from 2007 to 2009 was primarily due to the increase in general and administrative employees as a result of becoming a public reporting company, the establishment of learning centers network and the expansion of our technology team. The following table sets forth the number of our employees categorized by function and the percentage of each category of our total employees as of December 31, 2009.

	Employees	Percentage
Operations and program support	968	60.38%
Management and administration	356	22.21%
Research and development	188	11.73%
Selling and marketing	91	5.68%
Total number of employees	1,603	100.0%

We believe that our relations with our employees are good, and we have not experienced any significant labor disputes. Our employees are not represented by any collective bargaining agreements or labor unions.

We are required by PRC law to participate in various government sponsored benefit and pension programs for our employees. We are required to accrue a portion of the salaries, bonuses and certain other payments to our employees for these benefits. The total amount we have accrued under our employee benefits plans for the twelve months ended December 31, 2009 was approximately RMB23.2 million ($3.4 million).

Under our equity incentive plan, we granted certain employees options to purchase our ordinary shares. For a description of our equity incentive plan, see “—B. Compensation—Stock-Based Compensation Plans.”

E.  Share Ownership

The following table sets forth information, as of June 22, 2010, with respect to the beneficial ownership of our ordinary shares held by:

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

	Ordinary Shares Beneficially Owned
	Number(1)	%(2)
Directors and Executive Officers
Julia Huang(3)	2,108,280	4.2
Shawn Ding(4)	2,208,280	4.4
Zonglian Gu(5)	1,965,000	4.1
Amol Shah(6)	3,377,336	7.0
Tianwen Liu	*	*
Samuel Yen	*	*
Min Fan	*	*
Lily Liu(7)	*	*
Changqing Xie	*	*
Wen Liu	*	*
Lingling Chen	*	*
All directors and executive officers as a group (11 persons)	10,379,863	19.5

Major Shareholders
The McGraw-Hill Companies Inc.	3,377,336	7.0

* Director or executive officer who beneficially owns less than 1% of our ordinary shares outstanding as of June 22, 2010.
(1)  Beneficial ownership of each listed person includes the shares such person has the right to acquire within 60 days.
(2)  Percentage of beneficial ownership of each listed person is based on 48,087,388 ordinary shares outstanding as of June 22, 2010 and the ordinary shares underlying options and warrants exercisable by such person within 60 days.
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
(7)  Represents ordinary shares underlying stock options exercisable within 60 days beneficially owned by Ms. Liu that have been designated to Meritlink Group Limited, a British Virgin Islands Company.

As of June 22, 2010, warrants to purchase 486,486 of our ordinary shares that are exercisable within 60 days were held by a record holder in the United States, which represents 0.85% of our total share capital. We had a total of 4 record holders in the United States. Bank of New York, as the depositary of our ADS facility, was the only record holder of our ADSs representing ordinary shares in the United States, holding approximately 90.49% of our total outstanding ordinary shares. The number of beneficial owners of our ADSs in the United States is likely much larger than the number of recorder holders of our ordinary shares in the United States.

None of our existing shareholders has voting rights that differ from the voting rights of other shareholders after the closing of our initial public offering.

Item 7.  Major Shareholders and Related Party Transactions

A.  Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B.  Related Party Transactions

Share Repurchase Agreement

Pursuant to the November 2008 share repurchase agreement with Tiger Global, we agreed to purchase from Tiger Global an aggregate of 8,364,634 ordinary shares (2,788,211 ADSs) at US$1.3167 per ordinary share (US$3.95 per ADS) for an aggregate purchase price of RMB75.3 million ($11.0 million).  The agreement also stipulated that all warrants held by Tiger Global, which represented the right to purchase an aggregate of 1,768,300 ordinary shares, would be cancelled.  As of December 31, 2008, we repurchased and cancelled 1,518,949 ordinary shares and 321,109 warrants for an aggregate consideration of RMB13.7 million.  In January 2009, we subsequently repurchased and cancelled 6,845,685 ordinary shares and 1,447,191warrants for an aggregate consideration of RMB61.6 million ($9.0 million) in January 2009.

Contractual Arrangements Relating to our Affiliated Entity

Due to the Chinese regulatory restrictions on foreign investment in the Internet and K-12 education sectors, we entered into a series of agreements with Hongcheng Education, our Chinese affiliated entity in which we do not have a direct ownership interest, for us to maintain effective control over and receive the economic benefits of this entity. For the regulatory restrictions, see “Item 4. Information on the Company—B. Business Overview—Regulation.”

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

Stock Option Grants

We have granted options to purchase our ordinary shares to certain of our employees, directors and officers under our equity incentive plan. As of June 22, 2010, there were outstanding options to purchase an aggregate of 10,673,103 ordinary shares. For a description of our equity incentive plan and these option grants, see “Item 6.  Directors, Senior Management and Employees—B. Compensation—Stock-Based Compensation Plans.”

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

Demand Registration Rights.    Holders of at least 25% of registrable securities (excluding for such purposes the shares held by the founders) have the right to demand that we file a registration statement covering the offer and sale of their securities as long as the securities to be registered have an aggregate offering price of at least $5.0 million. We, however, are not obligated to effect a demand registration (1) if we have already effected two demand registrations, (2) during the period beginning on the 60th day prior to our good faith estimate of the filing date of, and ending on the 180th day after the effective date of, a public offering of our securities initiated by us, or (3) if the securities to be registered can be immediately registered on Form S-3 or Form F-3, as applicable. We have the right to defer filing of a registration statement for up to 60 days if our board of directors determines in good faith that filing of a registration will be detrimental to us, but we cannot exercise the deferral right more than once in any 12 month period.

Form F-3 or S-3 Registration Rights.    When we are eligible to register our shares using Form F-3 or Form S-3, holders of registrable securities then outstanding have the right to request that we file a registration statement under Form F-3 or Form S-3 as long as the aggregate amount of securities to be sold under the registration statement exceeds $1.50 million. We may defer filing of a registration statement on Form F-3 or Form S-3 for up to 60 days if our board of directors determines in good faith that filing such a registration statement will be detrimental to us and our shareholders, provided that we cannot exercise the deferral right more than once in any 12 month period. We are not obligated to file a registration statement on Form F-3 or Form S-3 if we have already effected two registrations on Form F-3 or Form S-3 within the 18 month period preceding the date of such request.

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

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management” for a description of the employment agreements we have entered into with our senior executive officers.

Share Incentives

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Compensation of Directors and Executive Officers” for a description of share options and stock purchase rights we have granted to our directors, officers and other individuals as a group.

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

Item 9.  The Offer and Listing

A. Offering and Listing Details

Not applicable.

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs, each representing three of our ordinary shares, have been listed on the NASDAQ Global Market since December 14, 2007.  Our ADSs trade under the symbol “CEDU.”  For the period from December 14, 2007, the date of our initial public offering, to June 22, 2010, the trading price of our ADSs on the NASDAQ Global Market has ranged from US$2.97 to US$9.20 per ADS. The following table provides the high and low trading prices for our ADSs on the NASDAQ Global Market for each of the months since our initial public offering:

	Trading Price
	High	Low
	US$	US$
Annual Highs and Lows
2007 (from December 14, 2007)	9.20	7.75
2008	8.58	2.97
2009	8.40	4.15

Quarterly Highs and Lows
January 1–March 31, 2008	8.58	6.04
April 1-June 30, 2008	8.05	4.51
July 1-September 30, 2008	5.00	3.50
October 1-December 31, 2008	5.00	2.97
January 1–March 31, 2009	6.90	4.15
April 1-June 30, 2009	7.84	4.49
July 1-September 30, 2009	7.85	6.40
October 1-December 31, 2009	8.40	6.20

Monthly Highs and Lows
2009
November	8.40	7.00
December	7.55	6.20
2010
January	8.20	7.20
February	7.65	7.09
March	8.35	6.96
April	8.15	7.50
May	7.83	6.57
June (through June 22)	7.15	6.61

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

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company”, and “Item 7.  Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report on Form 20-F.

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

People’s Republic of China Taxation

For discussion of PRC taxation, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation—PRC.”

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

This discussion applies to only to those investors that hold shares or ADSs as capital assets for U.S. tax purposes (generally, for investment). This section does not apply to holders that may be subject to special tax rules, including but not limited to:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank, insurance company or other financial institution;

•	a regulated investment company or real estate investment trust;

•	a tax-exempt organization;

•	a holder liable for alternative minimum tax;

•	a holder that actually or constructively owns 10% or more by voting power or value of our shares or ADSs;

•	a holder that holds equity shares or ADSs as part of a straddle, hedging or conversion transaction;

•	a U.S. holder whose functional currency is not the U.S. Dollar;

•	a U.S. expatriate;

•	a holder that purchases or otherwise acquires shares or ADSs other than through this offering; or

•	a holder that acquired shares or ADSs pursuant to the exercise of any employee share option or otherwise as compensation.

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

For U.S. federal income tax purposes, holders of ADSs will be treated as the owners of shares represented by such ADSs. Accordingly, no gain or loss will be recognized upon the exchange of an ADS for shares. A U.S. holder’s tax basis in our shares will be the same as the tax basis in the ADS surrendered therefor, and the holding period in such shares will include the period during which the holder held the surrendered ADS.

Taxation of Dividends

U.S. Holders.    Subject to the passive foreign investment company (“PFIC”) rules referred to below, under the U.S. federal income tax laws, if you are a U.S. holder, you must include in your gross income the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). The dividend is ordinary income that you must include in income when you receive the dividend, actually or constructively. Dividends received by a non-corporate taxpayer during taxable years beginning before January 1, 2011 will be taxed at a maximum rate of 15%, where certain holding period and other requirements are satisfied, if such dividends constitute qualified dividend income. Qualified dividend income includes dividends paid by a “qualified foreign corporation” (as defined in the Code), and we believe that we are, and will continue to be, a Qualified Foreign Corporation. Holders of ADSs and shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

Dividends will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. Dollar value of the foreign currency payments made, determined at the spot exchange rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. Dollars. If the foreign currency received as a dividend is not converted into U.S. dollars on the date of receipt, a U.S. holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. Dollars will be treated as ordinary income or loss. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. If we distribute non-cash property as a dividend (other than pro rata distributions of our shares), you generally will include in income an amount equal to the fair market value of the property, in U.S. Dollars, on the date that it is distributed. Subject to certain limitations, a U.S. holder may be entitled to a credit or deduction against its U.S. federal income taxes for the amount of any foreign taxes that are withheld from dividend distributions made to such U.S. holders. The decision to claim either a credit or deduction must be made annually, and will apply to all foreign taxes paid by the U.S. holder to any foreign country or U.S. possession with respect to the applicable tax year.

Dividends paid on shares or ADSs will generally be treated as foreign source income for U.S. foreign tax credit purposes under special U.S. federal income tax rules, subject to various classifications and other limitations. The rules relating to computing foreign tax credits are complex. You should consult your own tax advisor to determine the foreign tax credit implications of owning our shares or ADSs.

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

Medicare Tax on Unearned Income.  Newly enacted legislation requires certain U.S. holders that are individuals, estates or trusts to pay an additional 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of shares or ADSs for taxable years beginning after December 31, 2012.  U.S. holders that are individuals, estates or trusts should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our shares or ADSs.

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

•	you are an individual, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes.

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

In general, a corporation is a United States real property holding company if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We do not believe that we are or have been, and do not expect to become, a United States real property holding corporation for U.S. federal income tax purposes.

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

New Legislation Relating to Foreign Accounts and Foreign Entities

Newly enacted legislation may impose withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities.  Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. Holders that own shares and ADSs through foreign accounts or foreign intermediaries and to certain non-U.S. Holders. The legislation imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, shares paid to a foreign financial institution or to a foreign nonfinancial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. In addition, if the payee is a foreign financial institution, it generally must enter into an agreement with the U.S. Treasury that requires, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to certain other account holders. The legislation applies to payments made after December 31, 2012. Prospective holders should consult their tax advisors regarding this legislation.

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

I.  Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure” and Exhibit 8.1 “Significant Subsidiaries”, filed herewith.

Item 11.  Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our exposure to interest rate risk for changes in interest rates relates primarily to the interest receipts of excess cash deposited in banks. As of December 31, 2009, we had cash and cash equivalents of RMB203.1 million ($29.8 million).  Cash and cash equivalents consist of cash on hand and in banks.

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

Credit Risk

The carrying amounts of cash and cash equivalents, term deposits, accounts receivable and amount due from related parties represent our principal exposure to credit risk in relation to our financial assets. As of December 31, 2009, substantially all of our cash and cash equivalents were held in uninsured accounts at major financial institutions located in China and Hong Kong that we believe are of acceptable credit quality. We have not used any derivative financial instruments to hedge interest rate risk.

Foreign Exchange Risk

Substantially all of our revenue generating operations are transacted in Renminbi, which is not fully convertible into foreign currencies and substantially all of our assets and liabilities are denominated in Renminbi. As a result, the conversion of our revenue into foreign currencies is subject to PRC regulatory restrictions on currency conversion and we are exposed to risks posed by fluctuations in the foreign exchange market. The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 21% appreciation of the RMB against the U.S. dollar as of December 31, 2009. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. To the extent we hold assets denominated in U.S. dollars through our PRC entities, any further appreciation of the Renminbi against the U.S. dollar could result in a charge to our income statement and a reduction in the RMB value of our U.S. dollar denominated assets.

We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. See “Item 3. Key Information—D. Risk Factors—Risks Related to the People’s Republic of China—The fluctuation of the Renminbi may materially and adversely affect your investment.”

Inflation and Monetary Risk

Inflation in China has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, the change in Consumer Price Index in China was 4.8%, 5.9% and negative 0.7% in 2007, 2008 and 2009, respectively.

Item 12.  Description of Securities Other than Equity Securities

A. Debt Securities

Not Applicable.

B. Warrants and Rights

Not Applicable.

C. Other Securities

Not Applicable.

D. American Depositary Shares

3.	Fees paid by our ADS holders

The Bank of New York, the depositary of our ADS program, collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary also collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide services until its fees for those services, if any, are paid.

The table below sets forth all fees and charges, which may change from time to time, that a holder of ADSs may have to pay to the depositary bank of our ADS program, either directly or indirectly:

Persons depositing or withdrawing shares must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	•	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
	•	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.02 (or less) per ADS	•	Any cash distribution to you

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	•	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

$.03 (or less) per ADSs per calendar year	•	Depositary services

Registration or transfer fees	•	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	•	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
	•	Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	•	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	•	As necessary

4.	Fees and Payments from the Depositary to Us

The Bank of New York, as depositary, has agreed to reimburse us for expenses we incur that are related to the establishment and maintenance of the ADR program. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not linked to the amounts of fees the depositary collects from investors. In 2009, the depositary reimbursed us $257,260 for expenses related to the administration and maintenance of the ADS facility in 2009.

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333-147620) (the “Registration Statement”) for our initial public offering of 6,820,000 ADSs (including 1,364,000 ADSs being sold by certain selling shareholders), for an aggregate offering price of $68,200,000, which Registration Statement was declared effective by the SEC on December 10, 2007 and was terminated after all of the registered securities were sold. Bear, Stearns & Co. Inc., Piper Jaffray and CIBC World Markets were the underwriters for the initial public offering of our ADSs.

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

We have used or intend to use the net proceeds received from our initial public offering for the following purposes:

Online degree programs

•	approximately $7.4 million to develop our learning centers network, of which approximately $2.2 million has been used as of June 22, 2010 in connection with the opening of 65 learning centers;

•
approximately $5 million to expand our existing lines of business, including the funding of new collaborative alliances with university partners, of which approximately $1.2 million of which had been used as of June 22, 2010;

Online tutoring programs

•	approximately $1.0 million to fund our acquisition of the remaining 20% equity interest in 101 online school, all of which was used in May 2008;

Private Primary and Secondary schools

•
approximately $11.7 million to complete the construction of the new campuses at our Jingzhou School (Southern Campus) and Anqing School, of which approximately $10.7 million has been used as of June 22, 2010;

Headquarter real estate

•	approximately $3.7 million to repay the loan incurred in connection with the acquisition of the new office building for our headquarters, which amounts were paid in July 2008; and

Share Repurchase

•
approximately $11.0 million to repurchase ordinary shares from Tiger Global, a former majority shareholder, approximately $5.0 million to repurchase ordinary shares according to our share repurchase plan from July 2008 to December 2009, and approximately $3.0 million to repurchase ordinary shares from time to time through May 1,  2012 according to our share repurchase plan.

The allocation of approximately $19.0 million in net proceeds for the repurchase of ordinary shares was not specifically described in the use of proceeds section to the Registration Statement.  Nevertheless, we determined to use a portion of the IPO proceeds for this purpose given our belief that the trading price of our ADSs has not reflected the company’s potential value, especially in light of the recent economic downturn. Our management team and board of directors believe the share repurchase transactions are in the best interests of the company and its shareholders.  The repurchase decisions also demonstrate management’s confidence in our long-term growth and profitability.

As of June 22, 2010, approximately $34.8 million of the net offering proceeds from our initial public offering had been applied.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2009 using criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that the internal control over financial reporting was effective as of December 31, 2009.

Our independent registered public accounting firm has audited our internal control over financial reporting as of December 31, 2009 and has issued an attestation report on our internal control over financial reporting. The attestation report appears below:

Attestation Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of ChinaEdu Corporation,

We have audited the internal control over financial reporting of ChinaEdu Corporation (the “company”), its subsidiaries and its variable interest entities (collectively, the “Group”) as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

 A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2009 of the Group and our report dated June 28, 2010 expressed an unqualified opinion on those financial statements and included an explanatory paragraph relating to the retrospective application of authoritative guidance on noncontrolling interests,  previously issued as Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51”, now codified in Accounting Standards Codification Topic 810, Consolidation, which was adopted by the Group on January 1, 2009, and an explanatory paragraph relating to the convenience translation of Renminbi amounts into United States dollar amounts in the financial statements.

/s/ Deloitte Touche Tohmatsu CPA Ltd.
Beijing, the People's Republic of China
June 28, 2010

Changes in Internal Control over Financial Reporting

There were no changes in our company’s internal control over financial reporting (as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934) during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our company’s internal control over financial reporting.

Item 16A.  Audit Committee Financial Expert

Our board of directors has determined that Samuel Yen, the chairman of our audit committee, is an audit committee financial expert as defined by the rules and regulations of the SEC.  Samuel Yen is an independent director as defined by NASDAQ Marketplace Rule 4200(a)(15) and under Rule 10A-3 of the Exchange Act.

Item 16B.  Code of Ethics

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us.  Our code of business conduct and ethics is publicly available on our internet website at http://ir.chinaedu.net and refer to “Corporate Governance – Conduct, Ethics and Duties”.

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

	Years ended December 31,
	2008	2009
	(In thousands, in RMB)
Audit fees(1)	5,302	6,591
Audit-related fees(2)	—	—
Tax fees(3)	—	—
All other fees(4)	—	—

(1)
 “Audit fees” means the aggregate fees billed for professional services rendered by Deloitte Touche Tohmatsu CPA Ltd. for the audit of our annual financial statements and the review of our comparative interim financial statements.

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

Item 16E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following tables set forth some additional information about our repurchases made in the fiscal years ended December 31, 2008 and 2009.The ordinary shares underlying the repurchased ADSs have been canceled pursuant to Cayman Islands law.

Issuer Repurchases in the Years Ended December 31, 2008 and 2009

Period	Total Number of Shares Purchased	Average Price Paid per Share (US$)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(2)	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs(2) (US$)
January 1, 2008 – January 31, 2008	-	-	-	-
February 1, 2008 – February 28, 2008	-	-	-	-
March 1, 2008 – March 31, 2008	-	-	-	-
April 1, 2008 – April 30, 2008	-	-	-	-
May 1, 2008 – May 31, 2008	-	-	-	-
June 1, 2008 – June 30, 2008	-	-	-	-
July 1, 2008 – July 31, 2008	210,834	1.31	210,834	4,723,453
August 1, 2008 – August 31, 2008	575,010	1.30	575,010	3,977,001
September 1, 2008 – September 30, 2008	733,401	1.54	733,401	2,846,059
October 1, 2008 – October 31, 2008	518,793	1.27	518,793	2,185,501
November 1, 2008 – November 30, 2008(1)	1,626,058	1.34	107,109	2,053,038
December 1, 2008 – December 31, 2008	38,487	1.43	38,487	1,998,025
2008 Total	3,702,583	1.35	2,183,634	1,998,025
January 1, 2009 –January 31, 2009(1)	6,845,685	1.32	-	1,998,025
February 1, 2009 – February 28, 2009	-	-	-	1,998,025
March 1, 2009 – March 31, 2009	-	-	-	1,998,025
April 1, 2009 – April 30, 2009	-	-	-	1,998,025
May 1, 2009 – May 31, 2009	-	-	-	1,998,025
June 1, 2009 – June 30, 2009	-	-	-	1,998,025
July 1, 2009– July 31, 2009	-	-	-	1,998,025
August 1, 2009 – August 31, 2009	-	-	-	1,998,025
September 1, 2009 – September 30, 2009	-	-	-	1,998,025
October 1, 2009 – October 31, 2009	150,996	2.32	150,996	1,647,950
November 1, 2009 – November 30, 2009	-	-	-	1,647,950
December 1, 2009 – December 31, 2009	832,119	2.17	832,119	-
2009 Total	7,828,800	1.43	983,115	-

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

(2)
In June 2008, our board of directors approved a share repurchase program over a period of 12 months for the repurchase up to $5 million of our outstanding ADSs. The share repurchase program has expired in June 2009.

In April 2010, our board of directors approved a share repurchase program to repurchase up to US$3 million of our outstanding ADSs from time to time through May 1, 2012.

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

2.2
Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

2.3
Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.3 from our registration statement on Form F-1  (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

3.1
English Translation of Shareholder’s Voting Rights Entrustment Agreement among Hongcheng Technology, Yang Xueshan, Xie Changqing and Hongcheng Education dated July 12, 2005 (incorporated by reference to Exhibit 10.22 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

3.2
English Translation of Shareholder’s Voting Rights Entrustment Agreement among Hongcheng Technology, Xie Changqing and Hongcheng Education dated December 20, 2005 (incorporated by reference to Exhibit 10.23 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.1
Form of Amended Equity Incentive Plan, dated March 2009, approved by shareholders at the Extraordinary General Meeting on March 6, 2009 (incorporated by reference to Exhibit 4.1 from our annual report on Form 20-F (File No. 001-33858), filed with the SEC on June 30, 2009)

4.2
Form of Indemnification Agreement between the Registrant and its officers and directors (incorporated by reference to Exhibit 10.2 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.3
Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.4
Fourth Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.4 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.5
English Translation of Loan Agreement between Registrant and Xie Changqing dated July 15, 2005 (incorporated by reference to Exhibit 10.5 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.6
English Translation of Supplementary Agreement to Loan Agreement between Registrant and Xie Changqing dated July 18, 2007 (incorporated by reference to Exhibit 10.6 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.7
English Translation of Amended and Renewed Loan Agreement between Registrant and Xie Changqing dated July 12, 2005 (incorporated by reference to Exhibit 10.7 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.8
English Translation of Supplementary Agreement to Amended and Renewed Loan Agreement between Registrant and Xie Changqing dated July 18, 2007 (incorporated by reference to Exhibit 10.8 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.9
English Translation of Amended and Renewed Loan Agreement between Registrant and Yang Xueshan dated June 2005 (incorporated by reference to Exhibit 10.9 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

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

4.20
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

4.22
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

4.34
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

Date: June 30, 2010

CHINAEDU CORPORATION

Report of Independent Registered
Public Accounting Firm and
Consolidated Financial Statements
For the years ended December 31, 2007, 2008 and 2009

CHINAEDU CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS
AND SHAREHOLDERS OF CHINAEDU CORPORATION

We have audited the accompanying consolidated balance sheets of ChinaEdu Corporation (the "Company"), its subsidiaries, and its variable interest entity (collectively, the "Group") as of December 31, 2008 and 2009 and the related consolidated statements of operations, equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2009, and the related financial statement schedule included in Schedule 1.  These financial statements and the related financial statement schedule are the responsibility of the Group's management.  Our responsibility is to express an opinion on these consolidated financial statements and the related financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2008 and 2009 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.  Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

As discussed in Note 26, the financial statements have been adjusted for the retrospective application of authoritative guidance regarding noncontrolling interests in consolidated financial statements, which was adopted by the Group on January 1, 2009.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS
AND SHAREHOLDERS OF CHINAEDU CORPORATION - continued

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2.  Such United States dollar amounts are presented solely for the convenience of the readers.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 28, 2010 expressed an unqualified opinion on the Group's internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu CPA Ltd.
Beijing, the People's Republic of China
June 28, 2010

CHINAEDU CORPORATION

CONSOLIDATED BALANCE SHEETS
(In thousands, except share-related data)

	December 31,
	2008	2009	2009
	RMB	RMB	US$
	(As adjusted,
	see Note 26)
Assets

Current assets:
Cash and cash equivalents	353,933	203,143	29,761
Term deposits	63,500	122,304	17,918
Restricted cash	-	365	53
Short-term investments	-	17,706	2,594
Accounts receivable, net	14,854	28,334	4,151
Inventory	-	1,852	271
Prepaid expenses and other current assets	20,251	25,315	3,709
Amounts due from related parties	150,472	176,802	25,902
Deferred tax assets	3,986	3,309	485
Total current assets	606,996	579,130	84,844
Long-term investments	1,210	4,210	617
Deferred tax assets	2,096	1,541	226
Rental deposits	958	868	127
Land use rights, net	28,344	27,874	4,084
Property and equipment, net	161,925	203,995	29,885
Deposits paid for acquisition of property and equipment	8,619	13,898	2,036
Acquired intangible assets, net	70,377	66,621	9,760
Goodwill	38,155	38,155	5,590
Total assets	918,680	936,292	137,169

Liabilities and equity

Current liabilities:
Accounts payable	8,530	6,467	947
Deferred revenues (including deferred revenue from related parties of RMB55,615 and RMB53,161 in 2008 and 2009, respectively)	96,068	97,853	14,336
Accrued expenses and other current liabilities	51,629	68,917	10,096
Amounts due to related parties	25,769	25,668	3,760
Income taxes payable	27,917	33,389	4,892
Other taxes payable	12,008	15,900	2,329
Total current liabilities	221,921	248,194	36,360
Deferred revenues	6,073	8,075	1,183
Deferred tax liabilities	11,069	10,143	1,486
Unrecognized tax benefit	5,473	7,727	1,132
Total liabilities	244,536	274,139	40,161

CHINAEDU CORPORATION

CONSOLIDATED BALANCE SHEETS - continued
(In thousands, except share-related data)

	December 31,
	2008	2009	2009
	RMB	RMB	US$
	(As adjusted
	see Note 26)
Commitments (Note 20)

Equity:
ChinaEdu Corporation's equity:
Ordinary shares (RMB0.08 (US$0.01) par value; 100,000,000 shares authorized; 63,076,129 shares issued and outstanding in 2008; 55,247,329 shares issued and outstanding in 2009)	4,573	4,076	597
Additional paid-in capital	734,733	673,847	98,719
Warrants	5,555	1,883	276
Statutory reserves	9,597	13,661	2,001
Accumulated deficits	(143,709)	(112,994)	(16,551)
Accumulated other comprehensive loss	(20,920)	(20,500)	(3,003)
Total ChinaEdu Corporation's equity	589,829	559,973	82,039
Noncontrolling interests	84,315	102,180	14,969
Total equity	674,144	662,153	97,008
Total liabilities and equity	918,680	936,292	137,169

The accompanying notes are an integral part of these consolidated financial statements.

CHINAEDU CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share-related data)

	Years ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
	(As adjusted	(As adjusted
	see Note 26)	see Note 26)
Net revenue
Online degree programs	202,185	255,388	285,178	41,779
- Related parties	161,384	209,770	220,661	32,327
- Third parties	40,801	45,618	64,517	9,452
Online tutoring programs	18,013	15,436	19,584	2,869
Private primary and secondary schools	13,356	19,289	30,627	4,487
International curriculum programs	31,434	27,607	19,317	2,830
Net revenue	264,988	317,720	354,706	51,965
Cost of revenue
Online degree programs	58,027	76,224	95,428	13,980
- Related parties	30,590	47,105	58,414	8,558
- Third parties	27,437	29,119	37,014	5,422
Online tutoring programs	3,875	4,017	5,713	837
Private primary and secondary schools	10,944	17,572	26,109	3,825
International curriculum programs	23,503	19,920	11,112	1,628
Total cost of revenue	96,349	117,733	138,362	20,270
Gross profit
Online degree programs	144,158	179,164	189,750	27,799
- Related parties	130,794	162,665	162,247	23,769
- Third parties	13,364	16,499	27,503	4,030
Online tutoring programs	14,138	11,419	13,871	2,032
Private primary and secondary schools	2,412	1,717	4,518	662
International curriculum programs	7,931	7,687	8,205	1,202
Total gross profit	168,639	199,987	216,344	31,695
Operating expenses:
General and administrative	76,893	86,908	82,858	12,139
Selling and marketing	14,277	29,851	23,688	3,470
Research and development	21,021	26,185	30,385	4,451
Goodwill impairment	16,192	41,036	-	-
Intangible assets impairment	-	29,057	-	-
Total operating expenses	128,383	213,037	136,931	20,060
Income (loss) from operations	40,256	(13,050)	79,413	11,635
Other income	394	562	1,748	256
Interest income	4,118	10,652	4,980	730
Interest expense	(2,130)	(1,298)	(2)	-
Income (loss) before income tax provisions	42,638	(3,134)	86,139	12,621
Income tax provisions:
- Current	16,286	11,860	18,981	2,781
- Deferred	(1,283)	(8,387)	306	45
Total income tax provisions	15,003	3,473	19,287	2,826
Net income (loss)	27,635	(6,607)	66,852	9,795
Less: net income attributable to the noncontrolling interests	25,148	36,412	32,073	4,699
Net income (loss) attributable to ChinaEdu Corporation shareholders	2,487	(43,019)	34,779	5,096

CHINAEDU CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS - continued
(In thousands, except share-related data)

	Years ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
	(As adjusted	(As adjusted
	see Note 26)	see Note 26)

Net income (loss) per share attributable to ChinaEdu Corporation shareholders - basic	0.06	(0.75)	0.71	0.10
Net income per preferred A share-basic	0.06	-	-	-
Net income per preferred B share-basic	0.06	-	-	-
Net income per preferred C share-basic	0.06	-	-	-
Net income per preferred D share-basic	0.06	-	-	-
Net income (loss) per share attributable to ChinaEdu Corporation shareholders - diluted	0.05	(0.75)	0.66	0.10
Weighted average shares used in calculating basic net income per share attributable to ChinaEdu Corporation shareholders	20,585,074	57,679,504	48,844,606	48,844,606
Weighted average shares used in calculating preferred A basic net income per share	4,991,507	-	-	-
Weighted average shares used in calculating preferred B basic net income per share	11,561,814	-	-	-
Weighted average shares used in calculating preferred C basic net income per share	3,221,030	-	-	-
Weighted average shares used in calculating preferred D basic net income per share	1,787,745	-	-	-
Weighted average shares used in calculating diluted net income per share attributable to ChinaEdu Corporation shareholders	47,322,184	57,679,504	52,519,683	52,519,683

Share-based compensation expenses
Cost of revenue	346	474	489	72
General and administrative	2,960	4,073	5,982	876
Selling and marketing	222	506	676	99
Research and development	115	178	269	39

The accompanying notes are an integral part of these consolidated financial statements.

CHINAEDU CORPORATION

CONSOLIDATED STATEMENTS OF EQUITY AND COMPREHENSIVE INCOME (LOSS)
(In thousands, except share-related data)

	ChinaEdu Corporation Shareholders' Equity
																						Accumulated	Total
	Series A convertible		Series B convertible		Series C convertible		Series D convertible					Additional										other	ChinaEdu
	preferred shares		preferred shares		preferred shares		preferred shares		Ordinary shares			paid-in		Subscription			Statutory			Accumulated		comprehensive	Corporation		Noncontrolling		Total		Comprehensive
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount		capital		receivable	Warrants		reserve			deficits		income (loss)	shareholders' equity		interests		equity		income (loss)
		RMB		RMB		RMB		RMB		RMB		RMB		RMB	RMB		RMB			RMB		RMB	RMB		RMB		RMB		RMB
Balance at January 1, 2007 (As adjusted see note 26)	5,150,000	426	12,140,495	1,005	3,378,379	272	-	-	19,007,408		1,710		343,167	(1,117)		8,076		4,621		(94,457)		616		264,319		49,323		313,642
Issuance of Series D convertible preferred shares	-	-	-	-	-	-	2,598,503	200	-		-		74,322	-		-		-		-		-		74,522		-		74,522
Repurchase of ordinary share as treasury stock	-	-	-	-	-	-	-	-	(2,300,000)		(178)		(49,869)	-		-		-		-		-		(50,047)		-		(50,047)
Issuance of treasury share to new shareholders	-	-	-	-	-	-	-	-	2,300,000		178		49,869	-		-		-		-		-		50,047		-		50,047
Collection of subscription receivable	-	-	-	-	-	-	-	-	-		-		-	1,117		-		-		-		-		1,117		-		1,117
Amortization of share-based compensation	-	-	-	-	-	-	-	-	-		-		3,643	-		-		-		-		-		3,643		-		3,643
Accumulated adjustment of unrecognized tax benefit	-	-	-	-	-	-	-	-	-		-		-	-		-		-		(3,744)		-		(3,744)		-		(3,744)
Repurchase and cancellation of ordinary share	-	-	-	-	-	-	-	-	(600,000)		(46)		(12,767)	-		-		-		-		-		(12,813)		-		(12,813)
Repurchase and cancellation of Series B convertible preferred share	-	-	(30,000)	(2)	-	-	-	-	-		-		(638)	-		-		-		-		-		(640)		-		(640)
Exercise of warrants for Series A convertible preferred shares	300,000	23	-	-	-	-	-	-	-		-		3,386	-		(1,235)		-		-		-		2,174		-		2,174
Exercise warrants for ordinary shares	-	-	-	-	-	-	-	-	121,622		9		2,126	-		(471)		-		-		-		1,664		-		1,664
Conversion of series A, B, C, D preferred shares	(5,450,000)	(449)	(12,110,495)	(1,003)	(3,378,379)	(272)	(2,598,503)	(200)	23,537,377		1,924		-	-		-		-		-		-		-		-		-
Issuance of ordinary shares on IPO (net of issuance cost of RMB25,665)	-	-	-	-	-	-	-	-	16,368,000		1,208		347,619	-		-		-		-		-		348,827		-		348,827
Provision for statutory reserves	-	-	-	-	-	-	-	-	-		-		-	-		-		7,540		(7,540)		-		-		-		-
Foreign currency translation adjustments	-	-	-	-	-	-	-	-	-		-		-	-		-		-		-		(2,822)		(2,822)		-		(2,822)	(2,822)
Net income	-	-	-	-	-	-	-	-	-		-		-	-		-		-		2,487		-		2,487		25,148		27,635	27,635
Capital contribution by a noncontrolling shareholder	-	-	-	-	-	-	-	-	-		-		-	-		-		-		-		-		-		3,430		3,430
Dividend distributed to noncontrolling shareholders	-	-	-	-	-	-	-	-	-		-		-	-		-		-		-		-		-		(15,178)		(15,178)
Acquisition of equity interests from noncontrolling shareholders	-	-	-	-	-	-	-	-	-		-		-	-		-		-		-		-		-		(3,327)		(3,327)
Withdraw of capital by a noncontrolling shareholder	-	-	-	-	-	-	-	-	-		-		-	-		-		-		-		-		-		(1,400)		(1,400)
Balance at December 31, 2007 (As adjusted see note 26)	-	-	-	-	-	-	-	-	58,434,407		4,805		760,858	-		6,370		12,161		(103,254)		(2,206)		678,734		57,996		736,730	24,813
Ordinary shares converted to ADS shares for future exercise of share options (note 14)	-	-	-	-	-	-	-	-	8,344,305		-		-	-		-		-		-		-		-		-		-
Repurchase of ordinary shares (note 18)	-	-	-	-	-	-	-	-	(3,702,583)		(253)		(33,937)	-		-		-		-		-		(34,190)		-		(34,190)
Forfeiture of warrants (note 18)	-	-	-	-	-	-	-	-	-		-		815	-		(815)		-		-		-		-		-		-
Exercise of share options (note 14)	-	-	-	-	-	-	-	-	-		21		1,766	-		-		-		-		-		1,787		-		1,787
Amortization of share-based compensation	-	-	-	-	-	-	-	-	-		-		5,231	-		-		-		-		-		5,231		-		5,231
Transfer statutory reserve	-	-	-	-	-	-	-	-	-		-		-	-		-		(5,264)		5,264		-		-		-		-
Provision for statutory reserves	-	-	-	-	-	-	-	-	-		-		-	-		-		2,700		(2,700)		-		-		-		-
Foreign currency translation adjustments	-	-	-	-	-	-	-	-	-		-		-	-		-		-		-		(18,714)		(18,714)		-		(18,714)	(18,714)
Net loss	-	-	-	-	-	-	-	-	-		-		-	-		-		-		(43,019)		-		(43,019)		36,412		(6,607)	(6,607)
Capital contribution by a noncontrolling shareholder	-	-	-	-	-	-	-	-	-		-		-	-		-		-		-		-		-		1,225		1,225
Dividend distributed to noncontrolling shareholders	-	-	-	-	-	-	-	-	-		-		-	-		-		-		-		-		-		(11,318)		(11,318)
Balance at December 31, 2008 (As adjusted see note 26)	-	-	-	-	-	-	-	-	63,076,129		4,573		734,733	-		5,555		9,597		(143,709)		(20,920)		589,829		84,315		674,144	(25,321)
Repurchase of ordinary shares (note 18)	-	-	-	-	-	-	-	-	(7,828,800)		(536)		(76,098)	-		-		-		-		-		(76,634)		-		(76,634)
Forfeiture of warrants (note 18)	-	-	-	-	-	-	-	-	-		-		3,672	-		(3,672)		-		-		-		-		-		-
Exercise of share options (note 14)	-	-	-	-	-	-	-	-	-		39		4,124	-		-		-		-		-		4,163		-		4,163
Amortization of share-based compensation	-	-	-	-	-	-	-	-	-		-		7,416	-		-		-		-		-		7,416		-		7,416
Provision for statutory reserve	-	-	-	-	-	-	-	-	-		-		-	-		-		4,064		(4,064)		-		-		-		-
Foreign currency translation adjustments	-	-	-	-	-	-	-	-	-		-		-	-		-		-		-		276		276		-		276	276
Unrealized gains (note 6)	-	-	-	-	-	-	-	-	-		-		-	-		-		-		-		144		144		-		144	144
Net income	-	-	-	-	-	-	-	-	-		-		-	-		-		-		34,779		-		34,779		32,073		66,852	66,852
Capital contribution by a noncontrolling shareholder	-	-	-	-	-	-	-	-	-		-		-	-		-		-		-		-		-		1,960		1,960
Dividend distributed to noncontrolling shareholders	-	-	-	-	-	-	-	-	-		-		-	-		-		-		-		-		-		(16,168)		(16,168)
Balance at December 31, 2009	-	-	-	-	-	-	-	-	55,247,329		4,076		673,847	-		1,883		13,661		(112,994)		(20,500)		559,973		102,180		662,153	67,272
										US$	597	US$	98,719		US$	276	US$	2,001	US$	(16,551)	US$	(3,003)	US$	82,039	US$	14,969	US$	97,008

The accompanying notes are an integral part of these consolidated financial statements.

CHINAEDU CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, except share-related data)

	Years ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
	(As adjusted	(As adjusted
	see Note 26)	see Note 26)
Cash flows from operating activities:
Net income (loss)	27,635	(6,607)	66,852	9,795
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Share-based compensation	3,643	5,231	7,416	1,086
Depreciation and amortization of property and equipment	8,206	12,212	16,603	2,432
Amortization of land use rights	533	606	619	91
Amortization of acquired intangible assets	8,548	8,746	5,237	767
Goodwill and acquired intangible assets impairment	16,192	70,093	-	-
Provision for amounts due from related parties and account receivables	7,049	1,215	364	53
Property and equipment write down	688	-	-	-
Gain on conversion of warrants of series D convertible preferred shares	(394)	-	-	-
Interest expenses	2,130	-	-	-
Loss from disposal of property and equipment	89	1,663	513	75
Deferred income taxes	(1,283)	(8,387)	306	45
Changes in assets and liabilities:
Restricted cash	-	-	(365)	(53)
Accounts receivable	11,340	(14,658)	(13,844)	(2,028)
Inventory	-	-	(1,852)	(271)
Prepaid expenses and other current assets	(8,737)	(2,970)	(5,075)	(743)
Amounts due from related parties	(52,492)	(44,950)	(26,330)	(3,857)
Rental deposits	(1,187)	665	90	13
Land use rights	(2,195)	(160)	(1,989)	(291)
Accounts payable	(5,640)	(950)	115	17
Deferred revenues	7,905	15,210	3,792	556
Accrued expenses and other current liabilities	20,860	10,011	19,082	2,796
Amounts due to related parties	25,045	(4,368)	268	39
Income taxes payable	9,495	5,462	5,472	802
Other taxes payable	2,914	5,342	3,892	570
Unrecognized tax benefit	588	1,141	2,254	330
Net cash provided by operating activities	80,932	54,547	83,420	12,224

Cash flows from investing activities:
Purchase of businesses, net of cash acquired of RMB625, RMB nil and RMB nil in 2007, 2008 and 2009, respectively	(16,520)	(6,700)	-	-
Payment of contingent consideration	(6,000)	-	-	-
Purchase of property and equipment	(69,687)	(36,323)	(57,071)	(8,361)
Deposits paid for acquisition of property and equipment	(2,025)	(8,650)	(11,371)	(1,666)
Purchase of term deposits	3,958	(57,458)	(58,813)	(8,616)
Purchase of contractual rights	(3,430)	(1,225)	(1,235)	(181)
Purchase of investments	-	-	(20,578)	(3,015)
Proceeds from disposal of property and equipment	-	31	-	-
Net cash used in investing activities	(93,704)	(110,325)	(149,068)	(21,839)

CHINAEDU CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued
(In thousands, except share-related data)

	Years ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
	(As adjusted	(As adjusted
	see Note 26)	see Note 26)
Cash flows from financing activities:
Proceeds from Initial Public Offering ("IPO") (net of issuance cost of RMB25,665)	348,827	-	-	-
Cash dividends paid to noncontrolling shareholders	(19,028)	(11,319)	(14,698)	(2,153)
Capital contribution by noncontrolling shareholders	2,030	1,225	1,715	251
Proceeds from issuance of Series D convertible preferred shares (net of issuance costs of RMB2,598)	72,033	-	-	-
Proceeds from exercise of warrants	3,838	-	-	-
Repurchase and cancellation of Series B convertible preferred shares	(640)	-	-	-
Repurchase and cancellation of ordinary shares	(12,813)	(34,190)	(76,634)	(11,226)
Repayment of convertible notes	(27,783)	-	-	-
Repayment of long-term debts	(1,080)	(25,724)	-	-
Collection of subscription receivable	1,117	-	-	-
Proceeds from exercise of share options	-	1,787	4,163	610
Net cash provided by (used in) financing activities	366,501	(68,221)	(85,454)	(12,518)
Effect of exchange rate changes	(4,930)	(19,182)	312	43
Net increase (decrease) in cash and cash equivalents	348,799	(143,181)	(150,790)	(22,090)
Cash and cash equivalents, beginning of year	148,315	497,114	353,933	51,851
Cash and cash equivalents, end of year	497,114	353,933	203,143	29,761

Supplemental disclosure of cash flow information
Income taxes paid	6,791	4,987	11,255	1,649
Interest paid	4,743	1,294	2	-
Supplemental disclosure of non-cash financing activities:
Conversion of convertible note into Series D preferred shares	2,489	-	-	-
Purchase of building financed by mortgage loan	26,430	-	-	-
Conversion of Series A, B, C, D preferred shares into ordinary shares	1,924	-	-	-

The accompanying notes are an integral part of these consolidated financial statements.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In thousands, except share-related data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

ChinaEdu Corporation (the "Company") was incorporated in the Cayman Islands on September 6, 1999.  The Company, its subsidiaries, and its variable interest entities are collectively referred to hereinafter as the "Group".  The Group principally provides online educational technical and consulting services and recruiting services to universities that provide online education services. The Group also provides online tutoring services and educational services, English language learning service and international polytechnic curriculum through traditional classroom in the People's Republic of China (the "PRC").

A summary of the Company's subsidiaries and variable interest entity and its subsidiaries as of December 31, 2009 was as follows:

	Date of incorporation	Percentage of
Name	or acquisition	legal ownership	Place of incorporation

Subsidiaries of the Company:

CMR Web-learning Co., Ltd. ("CMR Web")	July 29, 1999	70%	PRC

Hongcheng Technology Development Co., Ltd. ("Hongcheng Technology")	July 31, 2000	100%	PRC

Beijing Xuezhi Times Education Science Co., Ltd. ("Beijing Xuezhi")	October 18, 2001	100%	PRC

Zhong Nongda Networks Development Co., Ltd. ("Zhongnongda Networks")	October 30, 2001	55%	PRC

Beijing Hongcheng Liye Technology Co., Ltd. ("Hongcheng Liye")	April 15, 2003	100%	PRC

Dalian Dongcai Technology Co., Ltd. ("Dongcai")	June 4, 2003	70%	PRC

Beijing WITT Education Consultant Management Co., Ltd. ("WITT Education")	July 4, 2003	100%	PRC

BJ-WITT EDU MAN. LTD. ("BJ-WITT")	July 4, 2003	100%	BVI

Chongqing Chongda Yuanxing Co., Ltd. ("Chongda")	December 24, 2003	51%	PRC

Beijing BCIT Science and Education Management Consulting Limited ("Beijing BCIT")	January 13, 2005	100%	PRC

Beijing WITT Science Co., Ltd. ("WITT Science")	December 26, 2005	100%	PRC

Beijing Gotop Education Co., Ltd. ("Gotop Hongcheng")	December 26, 2005	100%	PRC

Beijing BCIT Science and Education Management Consulting Limited ("BJ-BCIT")	February 10, 2006	100%	BVI

Beijing Distance Education Technology Co., Ltd. ("Yuancheng Education")	March 31, 2006	65%	PRC

Tianjin Gaotuo Hongcheng Education Technology Co., Ltd. ("Tianjin Gaotuo Hongcheng")	June 26, 2006	100%	PRC

Beijing Beiyuda Education Technology Co., Ltd. ("Beiyuda")	September 26, 2006	51%	PRC

Beijing Mingdaoyuan Technology Co., Ltd. ("Beijing Mingdao")	March 27, 2007	51%	PRC

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In thousands, except share-related data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

	Date of incorporation	Percentage of
Name	or acquisition	legal ownership	Place of incorporation

Shanghai Shangcai Education Technology Co., Ltd. ("Shanghai Shangcai")	April 18, 2008	51%	PRC

Dongcai Online Training Center ("Dongcai Online")	July 10, 2008	70%	PRC

Beijing Zhonglin Technology Co., Ltd. ("Zhonglin")	November 3, 2008	51%	PRC

Guangxi Hongcheng Times Technology Development Co.,Ltd. ("Guangxi Hongcheng")	February 10, 2009	51%	PRC

Fuzhou Haojiaoshi Distance Education Service Co., Ltd. ("Fuzhou Good Teacher")	December 7, 2009	51%	PRC

Variable interest entity of the Company:

Beijing Hongcheng Education Technology Co., Ltd. ("Hongcheng Education")	March 7, 2005	N/A	PRC

Subsidiaries of variable interest entity:

Beijing Gotop Electronic Science Co., Ltd. ("Gotop Electronic") (1)	November 29, 1995	N/A	PRC

Xiandai Xingye Network Technology Co., Ltd. ("Xiandai Technology") (1)	November 7, 2000	N/A	PRC

Pingdingshan Wellent Bilingual School ("Pingdingshan") (1)	September 3, 2002	N/A	PRC

Anqing Foreign Language Middle School ("Anqing Foreign Language") (1)	August 2, 2004	N/A	PRC

Jingzhou Tianchang Investment Co., Ltd. ("Tianchang") (2)	September 6, 2005	N/A	PRC

Jingzhou Middle School South Campus ("South Campus") (3)	December 28, 2005	N/A	PRC

Beijing Hongcheng YoYo Technology Co., Ltd. ("Hongcheng YoYo") (1)	November 3, 2009	N/A	PRC

(1)	Wholly owned subsidiary of Hongcheng Education (VIE of the Company)
(2)	72.5% of its equity is held by Hongcheng Education (VIE of the Company)
(3)	54% of its equity is held by Hongcheng Education (VIE of the Company)

PRC regulations currently limit foreign ownership of entities providing Internet content and engaging in primary and junior high school education.  To comply with PRC laws and regulations, the Group provides such services in the PRC through its variable interest entities, Xiandai Technology, and Hongcheng Education, and their subsidiaries.

On November 7, 2000, the Group established Xiandai Technology, a variable interest entity ("VIE") through series of contractual arrangements with designated equity owners who are PRC citizens and legally own the VIE. The Group extended interest-free loans with total principal of RMB600 to the nominee shareholders to finance their investments in Xiandai Technology.

On March 7, 2005, the Group established Hongcheng Education, a VIE, through series of contractual arrangements with designated equity owners who are PRC citizens and legally own the VIE.  The Group extended interest-free loans with total principal of RMB54,200 to the nominee shareholders to finance their investments in Hongcheng Education.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In thousands, except share-related data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

A summary of the key terms in the loan agreements and the related pledge agreements is as follows:

(i)	Proceeds from the loans are to be used solely for the investments in Xiandai Technology and Hongcheng Education;
(ii)	The loans can only be repaid by a transfer of the equity ownership interest in Xiandai Technology and Hongcheng Education to the Group;
(iii)	Ownership interests in Xiandai Technology and Hongcheng Education cannot be transferred to other parties without the approval of the Group;
(iv)	The Group has the right to appoint all directors and senior management personnel of Xiandai Technology and Hongcheng Education;
(v)	All ownership rights, including voting rights and rights to declare and rights to pay dividends, are assigned to the Group for an indefinite term; and
(vi)	The Group has the right to acquire all of the ownership interests in Xiandai Technology and Hongcheng Education at the lowest price permitted by the PRC law at any time, when permitted by the PRC law.

The Group also entered into an exclusive technical consulting and services agreement with Xiandai Technology and Hongcheng Education.  As consideration for these services, the Group charges Xiandai Technology and Hongcheng Education a service fee, it represents substantially all of their net income.

As a result of these contractual arrangements, the Group became the primary beneficiary of Xiandai Technology and Hongcheng Education, and consolidated Xiandai Technology and Hongcheng Education as of the date of the above agreements.

In September 2009, the nominee shareholders of Xiandai Technology transferred all of their equity interests to Hongcheng Education. Xiandai Technology became a wholly owned subsidiary of Hongcheng Education. The related contractual arrangements with the Group were terminated as a result.

The following total assets, total liabilities, net revenue and net income (loss) of VIE and its subsidiaries were included in the accompanying consolidated financial statements:

	December 31,
	2008	2009
	RMB	RMB

Total assets	191,898	236,218
Total liabilities	140,652	186,959

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In thousands, except share-related data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

	Years ended December 31,
	2007	2008	2009
	RMB	RMB	RMB

Net revenue	31,608	49,517	66,410
Net income (loss)	3,592	(7,566)	(1,125)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").  The accompanying consolidated financial statements of the Group are stated in Renminbi ("RMB").  The presentation of the amounts in United States dollar ("US$") is included solely for the convenience of the reader and were converted at a rate of RMB6.8259 to US$1.00, the approximate rate of exchange at December 31, 2009.  Such translation should not be construed to be the amounts that would have been reported under US GAAP.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, and its variable interest entities.  All inter-company transactions and balances have been eliminated upon consolidation.

Noncontrolling interests

Effective January 1, 2009, the Group adopted an authoritative pronouncement issued by the Financial Accounting Standards Board (the "FASB") regarding noncontrolling interests in consolidated financial statements. The pronouncement requires noncontrolling interests to be separately presented as a component of equity in the consolidated financial statements. The presentation regarding noncontrolling interest was retroactively applied for all the presented periods.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In thousands, except share-related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and the accompanying notes.  Significant accounting estimates reflected in the Group's financial statements include the allowance of doubtful debts, the useful lives and impairment of property and equipment, and intangible assets with definite lives; valuation allowance for deferred tax assets; impairment of goodwill and indefinite life intangible assets; impairment of investments; purchase price allocation relating to the businesses acquired; and share-based compensation expense.  Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits which are unrestricted as to withdrawal or use, and have original maturities of three months or less when purchased.

Restricted cash

Restricted cash represents cash that can not be withdrawn without the permission of third parties. The Group's restricted cash is substantially cash balance of safety deposit for business proposal.

Term deposits

Term deposits consist of deposits placed with financial institutions with original maturity terms of greater than three months but less than one year.

Investments

The group classifies its investment in debt and equity securities into one of three categories and accounts for these as follows: (i) debt securities that the group has the positive intent and the ability to held to maturity are classified as "held to maturity" and reported as amortized cost; (ii) debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as "trading securities" with unrealized holding gains and losses included in earnings; (iii) debt and equity securities not classified as held to maturity or as trading securities are classified "available for sale" and reported at fair value. Unrealized gains and losses on available for sale securities are excluded from earnings and reported as accumulated other comprehensive income (loss), net of tax.

Investment classified as "held to maturity" with remaining maturity terms of greater than 12 months are classified as non-current asset.

The group monitors its investments for other than temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In thousands, except share-related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Cost method investment

For investment in an investee over which the Group does not have significant influence, the Group carries the investment at cost and recognizes income as any dividends received from the distribution of the investee's post acquisition earnings. The Group reviews the cost method investment for impairment whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable.  An impairment loss is recognized in earnings equal to the difference between the investment's cost and its fair value at the balance sheet date of the reporting period for which the assessment is made.  The fair value of the investment would then become the new cost basis of the investment.

Fair value

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.  The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

•	Level 1 - inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.
•
Level 2 - inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•
Level 3 - inputs are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability.  The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
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
estimated useful lives

Acquired intangible assets, net

Acquired intangible assets other than goodwill consist of trade names, service agreements with universities and high schools, operating platforms, customer base, online coursewares, agency agreements, contractual rights and prepaid operating contracts, and are carried at cost, less accumulated amortization and impairment.  Amortization of acquired intangible assets (other than trade names, which are discussed below) is calculated on a straight-line basis over the shorter of the contractual terms or the expected useful lives of the acquired assets.  The weighted average amortization periods by major intangible assets class are as follows:

Service agreements with universities and high schools	26 years
Operating platforms	6 years
Customer base	4 years
Online coursewares	3 years
Agency agreements	5 years
Contractual rights	16 years
Prepaid operating contracts	22 years

The Group's trade names do not have determinable useful lives.  Consequently, the carrying amounts of trade names are not amortized but are tested for impairment annually or more frequently if events or circumstances indicate that the asset may be impaired.  Such impairment test consists of a comparison of the fair values of the trade names with their carrying amounts and an impairment loss is recognized if and when the carrying amounts of the trade names exceed their fair values.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In thousands, except share-related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Acquired intangible assets, net - continued

The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies.  Significant assumptions are inherent in this process, including estimates of discount rate.  Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets.

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

Goodwill

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill.

Goodwill is not amortized but is evaluated at least annually for impairment following a two-step process.  The first step compares the fair values of each reporting unit to its carrying amount, including goodwill.  If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required.  If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit's goodwill.  The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit.  The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill.  An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

Revenue recognition

The Group's revenue is principally derived from three primary sources: (i) the provision of bundled online education technical, consulting and recruiting services; (ii) the provision of online tutoring services; and (iii) the provision of traditional classroom education services. Revenue is recognized when earned and is reported net of business tax and surcharges, which totaled RMB7,354, RMB10,974 and RMB13,741 for the years ended December 31, 2007, 2008 and 2009, respectively.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In thousands, except share-related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

(i)	Online education technical, consulting and recruiting services

The Group's primary business is to provide online education technical and consulting services to the online degree programs of leading Chinese universities.  These services include academic program development, technology services, enrollment marketing, student support services, and finance operations.  Since each of the services does not have a stand-alone value to the universities, these services are accounted for as one unit of accounting and the related revenue is recognized ratably over the service period.  The Group primarily hosts the online education technology on its system and provides access to the universities to whom the Group provides services and their students.  Any universities that prefer hosting the online education platform or courseware on their own systems must enter into separate arrangements with the Group.

The Group receives service fees from the universities each semester covering services to be provided to the universities during that semester.  The amount of service fees to be received by the Group is derived from tuition fees collected by the universities from their students at the beginning of each semester, as adjusted for the universities' costs and expenses, such as refunds to students, fees to other service providers, and other operating costs and expenses.

The Group also provides recruiting, enrollment marketing and other student services through its learning centers network to the online degree programs of leading Chinese universities.  The amount of service fees received is based on the agreements entered into with the universities, and derived from tuition fees that the Group collects from students on behalf of the universities.

Service fees received are initially recorded as deferred revenue and are recognized as revenue ratably over the six-month school semester during which the Group provides the services.  The semesters generally begin in April and October of each calendar year.

(ii)	Online tutoring services

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

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In thousands, except share-related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

(iii)	Traditional classroom education services

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

Revenue from the online education technical and consulting services and online tutoring services also includes the rebate of value-added tax.  Such value-added tax rebates are granted to the Group as part of the PRC government's strategy to encourage high technology development in the PRC, and are recorded as a component of revenue when the relevant compliance requirements are met and that, there are no further obligations, nor subject to future refunds or reimbursements. Rebates granted to the Group during the years ended December 31, 2007, 2008 and 2009 were RMB2,405, RMB9,870 and RMB6,634, respectively.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In thousands, except share-related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Accounts receivable

Accounts receivable relate to the online education technical, consulting and recruiting services provided to certain university customers.  Accounts receivable are recorded at amounts that are presently due based on the service agreement, which are net of allowance for doubtful accounts.

The Group writes off accounts receivable when it becomes apparent based upon age or customer circumstances that such amounts will not be collected.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, term deposits, restricted cash, investments, accounts receivable and amount due from related parties.  The Group places its cash and cash equivalents and term deposits with financial institutions with high-credit ratings and quality.

The Group conducts credit evaluations of its customers and generally does not require collateral or other security from them.  To date, the Group has not experienced significant losses from uncollectible accounts.  An allowance for doubtful accounts amounting to RMB1,215 and RMB364 was recorded in 2008 and 2009, respectively, these amounts were written-off in the same year. Management will continue to evaluate the Group's collection experience and will provide for an allowance for doubtful accounts as appropriate.

A summary of the customers who accounted for 10% or more of the Group's consolidated net revenues was as follows:

	Years ended December 31,
Customers	2007	2008	2009
	RMB	RMB	RMB

A	55,965	70,197	71,722
B	37,075	42,377	42,701
C	*	*	*
D	45,926	48,178	47,355

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In thousands, except share-related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Concentration of credit risk - continued

A summary of the customers who accounted for 10% or more of the Group's consolidated accounts receivable and amounts due from related parties was as follows:

	December 31,
Customers	2008	2009
	%	%

A	40	44
B	17	11
C	18	23
D	*	*
E	13	*

*	Represented less than 10% of consolidated net revenue or accounts receivable and amounts due from related parties' balances.

Research and development

Research and development expenses mainly include depreciation, payroll, employee benefits, and other headcount-related costs associated with the development of online education technology platform and courseware.  The Group expenses all research and development costs when incurred.

Advertising costs

Advertising costs are expensed as incurred.  The Group incurred advertising costs totaling RMB5,575, RMB8,216 and RMB7,822 for the years ended December 31, 2007, 2008 and 2009, respectively, which were recorded as a component of selling and marketing expenses in the accompanying consolidated statements of operations.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
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

Foreign currency translation

The functional currency of the Company, BJ-BCIT and BJ-WITT is the US$.  The functional currency of all entities within the Group, excluding the Company, BJ-BCIT and BJ-WITT, is the RMB.  Transactions in other currencies are recorded in each relevant entity's functional currency at the rates of exchange prevailing when the transactions occur.  Monetary assets and liabilities denominated in other currencies are translated into the applicable functional currencies at rates of exchange in effect at the balance sheet dates.  Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates and transactions denominated in other currencies are converted at the applicable rates of exchange prevailing when the transactions occur.  Exchange gains and losses are recorded in the consolidated statements of operations.

The Group's reporting currency is the RMB.  The group’s entities with functional currency of US$ translate their operating results and financial position into the RMB, the group’s reporting currency. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity amounts are translated at historical exchange rates and revenues, expenses, gains, and losses are translated using the average rate for the year.  Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive loss in the consolidated statements of shareholders' equity.

Foreign currency risk

The RMB is not a freely convertible currency.  The State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of RMB into foreign currencies.  The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.  Cash and cash equivalents and term deposits of the Group included aggregate amounts of RMB266,760 and RMB285,514 at December 31, 2008 and 2009, respectively, which were denominated in RMB.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In thousands, except share-related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Income taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities.  Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the financial statements.  Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized.  The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics.  The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority.  An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.  Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.

Comprehensive income (loss)

Comprehensive income (loss) includes net income (loss), foreign currency translation adjustments and unrealized gain (loss) on available-for-sale securities. Comprehensive income (loss) is reported as a component of the consolidated statements of equity and comprehensive income (loss).

Financial instruments

Financial instruments include cash and cash equivalents, term deposits, restricted cash, short-term investments, accounts receivable, accounts payable, long-term debt, long-term investments, and amounts due from and due to related parties.  The carrying values of cash and cash equivalents, term deposits, restricted cash, accounts receivable, accounts payable and amounts due from and to related parties approximate their fair values due to their short-term maturities. The fair value of the short-term investments and long-term investments measured at cost are not disclosed because they are not readily determinable. Available-for-sale investments are carried at fair value.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
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

To calculate the number of shares for diluted net income (loss) per share, convertible preferred shares were computed using the if-converted method.  The effect of the warrants and share options were computed using the treasury stock method.

Share-based compensation

The Company estimates the fair value of share-based payment awards on the date of grant using an option-pricing model.  The value of the portion of the award that is ultimately expected to vest is recognized as expense ratably over the requisite service periods.  The Company has estimated the fair value of share options as of the date of grant or assumption using the Black-Scholes option pricing model.  The Black-Scholes model considers, among other factors, the expected life of the award and the expected volatility of stock price.

A change in any of the terms or conditions of share options shall be accounted for as a modification of the plan. Therefore, the Company calculates incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested options, the Company would recognize incremental compensation cost in the period of the modification occurred and for unvested options, the Company would recognize, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In thousands, except share-related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Business combinations

The Group accounts for its business combinations using the purchase method of accounting.  Acquisition costs are allocated to the assets and liabilities the Group acquired based on their fair values with goodwill being the excess value over the net identifiable assets acquired. On January 1, 2009, the Group adopted a new accounting pronouncement with prospective application which made certain changes to the previous authoritative literature on business combinations.

From January 1, 2009, the assets acquired, the liabilities assumed, and any noncontrolling interest of the acquiree at the acquisition date, if any, are measured at their fair values as of that date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any noncontrolling interest of the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. Previously, any non-controlling interest was reflected at historical cost.

Common forms of the consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business acquisition is measured at the fair value as at the date of acquisition. For shares issued in a business combination, the Company has estimated the fair value as of the date of acquisition.

Where the consideration in an acquisition includes contingent consideration the payment of which depends on the achievement of certain specified conditions post-acquisition, from January 1, 2009, the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability it is subsequently carried at fair value with changes in fair value reflected in earnings. For periods prior to January 1, 2009, contingent consideration was not recorded until the contingency was resolved.

From January 1, 2009, changes in the Group's ownership interest while the Group retains its controlling financial interest in its subsidiary are accounted for as equity transactions (investments by owners and distributions to owners acting in their capacity as owners).  Therefore, no gain or loss is recognized in consolidated net income or comprehensive income.  The carrying amount of the noncontrolling interest is adjusted to reflect the change in its ownership interest in the subsidiary.  Any difference between the fair value of the consideration received or paid and the amount by which the noncontrolling interest is adjusted is recognized in equity attributable to the parent.  For periods prior to January 1, 2009, changes in the Group's ownership interest while the Group retains its controlling financial interest in its subsidiaries are accounted for using the purchase method of accounting.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In thousands, except share-related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting standards

In June 2009, the FASB issued an authoritative pronouncement that changes how a company determines whether an entity should be consolidated when such entity is insufficiently capitalized or is not controlled by the company through voting (or similar rights). The determination of whether a company is required to consolidate an entity is based on, among other things, the entity's purpose and design and the company's ability to direct the activities of the entity that most significantly impact the entity's economic performance. The pronouncement retains the scope of previously issued pronouncements but added entities previously considered qualifying special purpose entities, since the concept of these entities was eliminated by FASB. The pronouncement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2009. The adoption of this pronouncement will not have a significant impact on its financial condition or results of operations.

In October 2009, the FASB issued an authoritative pronouncement regarding the revenue arrangements with multiple deliverables. This pronouncement was issued in response to practice concerns related to the accounting for revenue arrangements with multiple deliverables under existing pronouncement. Although the new pronouncement retains the criteria from exiting pronouncement for when delivered items in a multiple-deliverable arrangement should be considered separate units of accounting, it removes the previous separation criterion under existing pronouncement that objective and reliable evidence of the fair value of any undelivered items must exist for the delivered items to be considered a separate unit or separate units of accounting. The new pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement (1) prospectively to new or materially modified arrangements after the pronouncement's effective date or (2) retrospectively for all periods presented. Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also do the following in the period of adoption: (1) retrospectively apply this pronouncement as of the beginning of that fiscal year and (2) disclose the effect of the retrospective adjustments on the prior interim periods' revenue, income before taxes, net income, and earnings per share. The Group is in the process of evaluating the effect of adoption of this pronouncement.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In thousands, except share-related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting standards - continued

In October 2009, the FASB issued an authoritative pronouncement regarding software revenue recognition. This new pronouncement amends existing pronouncement to exclude from their scope all tangible products containing both software and non-software components that function together to deliver the product's essential functionality. That is, the entire product (including the software deliverables and non-software deliverables) would be outside the scope of software revenue recognition and would be accounted for under other accounting literature. The new pronouncement include factors that entities should consider when determining whether the software and non-software components function together to deliver the product's essential functionality and are thus outside the revised scope of the authoritative literature that governs software revenue recognition. The pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement (1) prospectively to new or materially modified arrangements after the pronouncement's effective date or (2) retrospectively for all periods presented. Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also do the following in the period of adoption: (1) retrospectively apply this pronouncement as of the beginning of that fiscal year and (2) disclose the effect of the retrospective adjustments on the prior interim periods' revenue, income before taxes, net income, and earnings per share. The Group is in the process of evaluating the effect of adoption of this pronouncement.

In January 2010, the FASB issued authoritative guidance on accounting for distributions to shareholders with components of stock and cash. The objective of this new guidance is to clarify that the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected prospectively in earnings per share and is not considered a stock dividend for purposes of accounting treatment of equity and earnings per share. This new guidance is effective for interim and annual periods ending on or after December 15, 2009, and should be applied on a retrospective basis. The adoption of this guidance will not have a significant effect on its consolidated financial position or results of operations.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In thousands, except share-related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting standards - continued

In January 2010, the FASB issued authoritative guidance to clarify the scope of accounting and reporting for decreases in ownership of a subsidiary. The objective of this guidance is to address implementation issues related to changes in ownership provisions. This guidance clarifies certain conditions, which need to apply to this guidance, and it also expands disclosure requirements for the deconsolidation of a subsidiary or derecognition of a group of assets. This guidance is effective in the period in which an entity adopts the authoritative guidance on noncontrolling interests in consolidated financial statements. If an entity has previously adopted the guidance on noncontrolling interests in consolidated financial statements, the amendments in this update are effective beginning in the first interim or annual reporting period ending on or after December 15, 2009. Retrospective application to the first period that an entity adopted the guidance on noncontrolling interests in consolidated financial statements is required. The adoption of this guidance will not have a significant effect on its consolidated financial position or results of operations.

In April 2010, the FASB issued an authoritative pronouncement on milestone method of revenue recognition. The scope of this pronouncement is limited to arrangements that include milestones relating to research or development deliverables. The pronouncement specifies guidance that must be met for a vendor to recognize consideration that is contingent upon achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. The guidance applies to milestones in arrangements within the scope of this consensus regardless of whether the arrangement is determined to have single or multiple deliverables or units of accounting. The pronouncement will be effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early application is permitted. Companies can apply this guidance prospectively to milestones achieved after adoption. However, retrospective application to all prior periods is also permitted. The Group is in the process of evaluating the effect of adoption of this pronouncement.

In April 2010, the FASB issued an authoritative pronouncement on effect of denominating the exercise price of a share-based payment award in the currency of the market in which the underlying equity securities trades and that currency is different from (1) entity's functional currency, (2) functional currency of the foreign operation for which the employee provides services, and (3) payroll currency of the employee. The guidance clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trades should be considered an equity award assuming all other criteria for equity classification are met. The pronouncement will be effective for interim and annual periods beginning on or after December 15, 2010, and will be applied prospectively. Affected entities will be required to record a cumulative catch-up adjustment for all awards outstanding as of the beginning of the annual period in which the guidance is adopted. The Group is in the process of evaluating the effect of adoption of this pronouncement.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In thousands, except share-related data)

3.	ACQUISITIONS

In order to diversify its service offerings under the private primary and secondary schools, online tutoring programs and international curriculum programs, the Group consummated the acquisitions set forth below.  Because the acquirees' business models are similar to that of the Group, the combination of their operations with the Group is expected to strengthen the Group's position in the respective service offerings.  These transactions were recorded using the purchase method of accounting, and accordingly, the acquired assets and liabilities were recorded at their estimated fair values on the acquisition date.

(a)
On February 13, 2007, Hongcheng Education acquired an additional 10% equity interest in Tianchang for cash consideration of RMB3,520.  After the acquisition, the equity interest in Tianchang increased to 72.5%.

The purchase price for the extra 10% equity interest was allocated based on the fair value of the acquired assets and liabilities on the date of the acquisition.

RMB

Cash and cash equivalents	625
Accounts receivable	13
Amounts due from related parties	75
Property and equipment	355
Land use right	1,852
Amounts due to related parties	(74)
Net assets acquired	2,846
Goodwill (allocated to private primary and secondary schools segment)	674
Total	3,520

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In thousands, except share-related data)

3.	ACQUISITIONS - continued

(b)
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

The purchase price for this 20% equity interest was allocated based on the fair value of the acquired assets and liabilities on the date of the acquisition.

		Weighted
		average remaining
	RMB	amortization period
Intangible assets:
Service agreement with a high school	3,154	18.7 years
Service agreements with other high schools	4,980	13.7 years
Total intangible assets	8,134	15.6 years
Deferred tax liabilities relating to intangible assets acquired	(1,907)
Goodwill (allocated to the international curriculum programs segment)	6,573
Total	12,800

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In thousands, except share-related data)

3.	ACQUISITIONS - continued

(c)
In May 2008, the Group acquired the remaining 20% equity interest in Gotop Electronic and Beijing Xuezhi from Tianjin Tianxingjian Co., Ltd. ("Tianxingjian"), which were engaged in providing online tutoring service, for an aggregate purchase price a cash consideration of RMB6,700 (US$982) and Gotop Electronic and Beijing Xuezhi became wholly owned by the Group.

The purchase price for this 20% equity interest was allocated based on the fair value of the acquired assets and liabilities on the date of acquisition.

		Weighted
		average remaining
	RMB	amortization period

Intangible assets:
Trade name	854	indefinite life
Online courseware	119	2 years
Agency agreements	61	5 years
Operation platform	69	5 years
Total intangible assets	1,103
Deferred tax liabilities relating to intangible assets acquired	(275)
Goodwill (allocated to the online tutoring programs segment)	5,872
Total	6,700

The following unaudited pro forma information summarizes the results of operations for the Group for the years ended December 31, 2007, 2008, and 2009 assuming that all significant acquisitions during the year ended December 31, 2007 occurred as of January 1, 2007; assuming that the significant acquisitions during the year ended December 31, 2008 occurred as of January 1, 2007 and 2008, respectively.  The pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations that would have resulted had the significant acquisitions occurred as of the beginning of each year, nor are they indicative of future operating results.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In thousands, except share-related data)

3.	ACQUISITIONS - continued

	Years ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)

Pro forma net revenues	264,988	317,720	354,706
Pro forma net income (loss) attributable to ChinaEdu Corporation shareholders	2,000	(43,046)	34,779
Pro forma net income (loss) per shares attributable to ChinaEdu Corporation shareholders-basic	0.05	(0.75)	0.71
Pro forma net income (loss) per preferred A share-basic	0.05	-	-
Pro forma net income (loss) per preferred B share-basic	0.05	-	-
Pro forma net income (loss) per preferred C share-basic	0.05	-	-
Pro forma net income (loss) per preferred D share-basic	0.05	-	-
Pro forma income (loss) per share attributable to ChinaEdu Corporation shareholders-diluted	0.04	(0.75)	0.66

4.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	December 31,
	2008	2009
	RMB	RMB

Accounts receivable	14,854	28,334
Less: allowance for doubtful accounts	-	-
Accounts receivable, net	14,854	28,334

Movement of allowance for doubtful accounts was as follow:

	December 31,
	2008	2009
	RMB	RMB

Balance as of January 1	-	-
Charged to expenses	1,042	364
Written off	(1,042)	(364)
Balances as of December 31	-	-

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In thousands, except share-related data)

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of:

	December 31,
	2008	2009
	RMB	RMB

Staff advances and others	1,877	2,477
Advance to an online school	2,457	7,597
Prepaid expenses	4,052	6,718
Advances to suppliers	3,782	3,026
Interest receivables	2,078	777
Value-added tax rebate receivable	6,005	4,720
	20,251	25,315

Advance to an online school represented amount loaned to an online education alliance program to fund its operations.  Advance to an online school is non-interest bearing and is payable on demand.  Value-added tax rebate receivable represented the accrued value added tax rebate from online degree programs which will be received in 2010.

6.	SHORT-TERM INVESTMENTS

The short-term investments were comprised of investments in trust funds and bonds. The fair value of investments in trust funds was not readily determinable, therefore, the investments were classified as cost method investments and measured at cost. As of December 31, 2009, the cost method investments were carried at cost of RMB13,000.

The investments in bonds were classified as available-for-sale investments and measured at fair value. As of December 31, 2009, the available-for-sale investments were carried at fair value of RMB4,706. The fair value was measured base on level 1 input because the Group used the quoted prices for identical instruments traded in active markets to value the investments. During the year ended December 31, 2009, unrealized gains on the change of the fair value of the investments of RMB144 were recognized in other comprehensive income (loss), net of tax.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In thousands, except share-related data)

7.	LONG-TERM INVESTMENTS

All long-term investments were classified as cost method investments and measured at cost.

a)
In June 2004, the Group obtained a 10% equity interest in Hongcheng Xueyuan Technology Development Co., Ltd. ("Hongcheng Xueyuan"), a company established in the PRC that is engaged in the provision of education services in the PRC, for consideration of RMB100.  In December 2006, the Group increased its equity interest in Hongcheng Xueyuan to 19% by acquiring an additional 9% equity interest for cash consideration of RMB1,110.

b)	In July 2009, the Group invested RMB3,000 in a trust fund, which was classified as a cost method investment and carried at cost.

8.	LAND USE RIGHTS, NET

Land use rights, net consisted of the following:

	December 31,
	2008	2009
	RMB	RMB

Land use rights	30,138	30,287
Less: accumulated amortization	(1,794)	(2,413)
Land use rights, net	28,344	27,874

Amortization expenses for land use rights totaled RMB533, RMB606 and RMB619 for the years ended December 31, 2007, 2008, and 2009, respectively.  Future amortization expenses are RMB619 per year for each of the next five years through December 31, 2014.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In thousands, except share-related data)

9.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	December 31,
	2008	2009
	RMB	RMB

Buildings	123,428	154,795
Furniture, fixtures and equipment	47,179	53,030
Motor vehicles	9,630	11,016
Leasehold improvements	13,770	13,890
	194,007	232,731
Less: accumulated depreciation and amortization	(37,917)	(50,594)
	156,090	182,137
Construction in progress	5,835	21,858
	161,925	203,995

Depreciation and amortization expenses for the years ended December 31, 2007, 2008 and 2009 were RMB8,206, RMB12,212 and RMB16,603, respectively.

10.	ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net including those acquired as part of business combination consisted of the following:

	Years Ended December 31,
	2008				2009
	Gross			Net	Gross			Net
	carrying	Accumulated	Accumulated	carrying	carrying	Accumulated	Accumulate	carrying
	amount	amortization	impairment	amount	amount	amortization	impairment	amount
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Acquired intangible assets with definite lives
Service agreements with universities and high schools	89,235	(9,916)	(29,057)	50,262	89,235	(12,635)	(29,057)	47,543
Operating platforms	759	(487)	-	272	759	(614)	-	145
Customer base	11,708	(10,934)	-	774	11,708	(11,708)	-	-
Online coursewares	3,623	(3,543)	-	80	3,623	(3,602)	-	21
Agency agreements	356	(244)	-	112	356	(316)	-	40
Contract rights	16,455	(5,347)	-	11,108	17,936	(6,581)	-	11,355
Prepaid operating contracts	4,464	(1,011)		3,453	4,464	(1,263)	-	3,201
Total intangible assets definite lives	126,600	(31,482)	(29,057)	66,061	128,081	(36,719)	(29,057)	62,305
Acquired intangible assets with indefinite lives Trade name	4,316	-	-	4,316	4,316	-	-	4,316
Total	130,916	(31,482)	(29,057)	70,377	132,397	(36,719)	(29,057)	66,621

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In thousands, except share-related data)

10.	ACQUIRED INTANGIBLE ASSETS, NET - continued

The carrying amount of acquired intangible assets, net by operating segment was as follows:

	December 31,
	2008	2009
	RMB	RMB

Online degree programs	46,313	45,001
Online tutoring programs	4,645	4,422
Private primary and secondary schools	3,453	3,201
International curriculum programs	15,966	13,997
	70,377	66,621

Amortization expenses of acquired intangible assets with definite lives were RMB8,548, RMB8,746 and RMB5,237 for the years ended December 31, 2007, 2008 and 2009, respectively.  Amortization expenses for acquired intangible assets with definite lives for the next five years are follows:

Years ending December 31,	RMB

2010	4,325
2011	3,550
2012	3,197
2013	3,048
2014	2,899

11.	IMPAIRMENT

(a)	Intangible assets impairment

Management performed the annual intangible assets impairment test as of December 31, 2007, 2008 and 2009. The Group recorded impairment loss of intangible assets with definite lives of RMB nil, RMB29,057 and RMB nil for the year ended December 31, 2007, 2008 and 2009 respectively.  The impairment loss for the year ended December 31, 2008 was related to the international curriculum programs operating segment, for which management has significantly reduced its profitability forecast due to adverse changes in the government regulatory environment and the resulting early termination of an agreement with a previous overseas partner of the Group.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In thousands, except share-related data)

11.	IMPAIRMENT - continued

(b)	Goodwill impairment

Management performed the annual goodwill test as of December 31, 2007, 2008 and 2009.  No impairment losses were recorded in 2009.  Based on the impairment assessment performed by management, the Group incurred a goodwill impairment charge of RMB16,192 and RMB41,036 for the years ended December 31, 2007 and 2008, respectively.

The impairment charge for the year ended December 31, 2007 relates to the Friendly Experimental Class program reporting unit (the "FEC program") which is a component of the international curriculum programs operating segment, as management has significantly adjusted downward the profitability forecast for this portion of the Group's business.

Of the RMB41,036 impairment charge for the year ended December 31, 2008, RMB39,112 was related to the international curriculum programs operating segment, for which management has significantly reduced its profitability forecast due to adverse change in government regulatory environment and the resulting early termination of its agreement with an overseas partner. The remaining impairment charge of RMB1,924 was related to the impairment charge taken for the private primary and secondary schools operating segment in 2008 and was primarily due to management's assessment that construction of Jingzhou School's South campus will be further delayed, and as a result there is no definite expected enrollment period.

The fair values of the reporting units were established using a combination of market approach and income approach valuation methodology.  The discounted cash flows for each reporting unit were based on discrete five year financial forecasts developed by management for planning purposes.  Cash flows beyond the five year discrete forecast were estimated using a terminal value calculation, which incorporated historical and forecasted financial trends for each reporting unit and considered long-term earnings growth rates for publicly traded peer companies.  Specifically, the income approach valuations included reporting unit cash flow discount rate at approximately 24%, 20% and 26.5%, and a terminal value growth rate at 3% for the international curriculum programs, online degree programs and online tutoring programs operating segments, respectively.  Publicly available information regarding the market capitalization of the Group was also considered in assessing the reasonableness of the cumulative fair values of the reporting units estimated using the discounted cash flow methodology.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In thousands, except share-related data)

11.	IMPAIRMENT - continued

(b)	Goodwill impairment - continued

The changes in the carrying amount of goodwill by operating segments for the years ended December 31, 2008 and 2009 were as follows:

	Online	Private primary	Online	International
	degree	and secondary	tutoring	curriculum
	programs	schools	programs	programs	Total
	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2008	12,860	1,924	14,926	43,609	73,319
Goodwill acquired during the year	-	-	5,872	-	5,872
Goodwill impairment during the year	-	(1,924)	-	(39,112)	(41,036)
Balance as of December 31, 2008	12,860	-	20,798	4,497	38,155
Goodwill acquired during the year	-	-	-	-	-
Goodwill impairment during the year	-	-	-	-	-
Balance as of December 31, 2009	12,860	-	20,798	4,497	38,155

12.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2008	2009
	RMB	RMB

Advances from students	10,774	9,976
Accrued expenses	1,918	7,742
Accrued professional fees	5,571	3,771
Accrued employee payroll and welfare benefits	28,294	40,186
Other payables	5,072	7,242
	51,629	68,917

Advances from students represented amounts received for books and materials, which the Group collected from students on behalf of third party vendors.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In thousands, except share-related data)

13.	OTHER TAXES PAYABLE

Other taxes payable consisted of the following:

	December 31,
	2008	2009
	RMB	RMB

Value-added taxes payable	5,272	4,614
Business taxes payable	6,156	10,634
Individual income taxes payable	488	572
Real estate taxes payable	92	80
	12,008	15,900

The Group is subject to business taxes at a rate of 5% to 5.5%, which are applied to service revenue generated from online education programs.  The Group is also required to withhold PRC individual income taxes on employees' payroll for remittance to the tax authorities.

14.	SHARE OPTION PLAN

The Company's original employee share option plan (the "Original Plan") was effective on August 10, 2000 and allowed the Company to offer a variety of incentive awards to employees and non-employee directors of the Group and any consultant who performs services for the Group.  Pursuant to the Original Plan, an incentive option could only be granted to employees and a non-qualified option could be granted to employees, non-employee directors and consultants.  The number of option shares granted under the Original Plan was not permitted to exceed 15% of the aggregate number of the issued and outstanding shares of the Company, calculated on a fully-diluted basis.  Under the terms of the Original Plan, the exercise price for an incentive option shall not be less than 100% of the fair market value of the ordinary share on the date of grant.  Option vesting schedule shall be more than three years and no acceleration for option vesting schedule shall be permitted, unless approved by Board of Directors.  On December 13, 2004, an Amended and Restated Share Option Plan (the "Amended Plan") became effective, and replaced the Original Plan.  Under the Amended Plan, options to purchase ordinary shares increased to 12,846,621.

In March 2007, the Company adopted the Second Amended and Restated Share Option Plan (the "Second Amended Plan"), which replaced the Amended Plan and provided for the grant of restricted shares as well as options.  Under the Second Amended Plan, the Company was permitted to grant options to purchase up to 12,846,621 ordinary shares to the Group's employees, directors and consultants.  The minimum option vesting period for any option grants under the Second Amended Plan was three years and acceleration of option vesting was not permitted, unless approved by the Board of Directors.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In thousands, except share-related data)

14.	SHARE OPTION PLAN - continued

The terms of the Second Amended Plan did not permit incentive share options to be granted to greater than 10% shareholders unless the exercise price equaled at least 110% of the fair market value.

The Company adopted the equity incentive plan (the "Equity Incentive Plan") in November 2007.  The Equity Incentive Plan replaced the Second Amended Plan adopted in March 2007.  The Equity Incentive Plan allows the Company to offer a variety of incentive awards to employees and non-employee directors of the Group and any consultant who performs services for the Group.  Pursuant to the Equity Incentive Plan, an incentive share option ("ISO") may only be granted to employees and a non-qualified option may be granted to employees, non-employee directors and consultants.  Not more than 12,846,621 shares may be issued under the Equity Incentive Plan; provided, however, that there shall be an annual increase on January 1 of each year in an amount equal to two percent (2%) of the total number of the Company's outstanding shares at December 31 of the preceding calendar year.  Under the terms of the Equity Incentive Plan, the exercise price for an ISO shall not be less than 100% of the fair market value per share on the grant date.  However, in the case of an ISO awarded to a grantee who at the time of grant owned shares representing more than 10% of the combined voting power of all classes of the Company's share capital (including any equity of any of the Company's Chinese subsidiaries), the exercise price of option may not be less than 110% of the fair market value of the ordinary shares on the date of grant of such ISO and the option period may not be greater than five years from the date of grant.  The minimum option vesting period for any option grant is three years and acceleration of vesting is not permitted, unless approved by the Board of Directors.

The Company's shareholders approved certain amendments to its Equity Incentive Plan (as amended, the "Amended Equity Incentive Plan") at the Extraordinary General Meeting held on March 6, 2009.  The amendments (i) provide for the administration of the Amended Equity Incentive Plan by the Compensation Committee of the Company's Board of Directors; (ii) delegate to the Compensation Committee authority to, among other things, amend or modify outstanding awards under the Amended Equity Incentive Plan, including the repricing of "underwater" options; and (iii) eliminate the requirement that subsequent amendments to the Amended Equity Incentive Plan be submitted for shareholder approval.

All options granted will vest over periods ranging from immediately to four years and any unexercised options will expire ten years from the date of grant.  As of December 31, 2008 and 2009, respectively, options to purchase 9,892,800 and 10,703,803 ordinary shares were outstanding, and options to purchase 565,685 and 289,778 ordinary shares remained available for future grants.

On May 18, 2009, the Compensation Committee authorized the Company to reprice 1,255,500 "underwater" options exercise price at the fair market value on the approval date.  The Compensation Committee authorized this in order to enhance the Group's ability to retain and motivate its employees, directors and consultants. The number of employees affected was 91. This was accounted for as a modification. The total incremental compensation cost resulting from the modifications was RMB1,400.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In thousands, except share-related data)

14.	SHARE OPTION PLAN - continued

In June 2008, the Company transferred 8,344,305 ordinary shares to its depositary bank representing 2,781,435 ADSs, to be issued to employees and non-employees upon the exercise of their vested share options. 306,825 and 565,677 ordinary shares out of these 8,344,305 ordinary shares had been issued to employees and non-employees upon the exercise of their share options for the year ended December 31, 2008 and 2009 respectively. 7,471,803 ordinary shares remain for future issuance.

Options to employees

Through December 31, 2009, the Group had granted to its employees, officers, and directors an accumulated total of 15,785,400 share options to purchase ordinary shares, all of which were exercisable in US$.

For the share options granted after January 1, 2006, the Group recorded compensation expense based on the fair value of each option granted, using the Black-Scholes option pricing model.  The Group recorded a total compensation expense of RMB3,643, RMB5,226 and RMB7,410 for the years ended December 31, 2007, 2008 and 2009, respectively.

The following assumptions were used in the employee option pricing model on the date of grant/modification:

	2007	2008	2009

Weighted average risk-free interest rate	4.45%	2.62%	2.19%
Weighted average expected option life (years)	5.0	6.0	5.3
Weighted average volatility rate	44.1%	46.6%	49.4%
Weighted average dividend yield	-	-	-

Options to non-employees

On January 21, 2008, the Group granted 4,000 share options with an exercise price of US$2.07 (RMB14.12) per share to two consultants.  The Group recorded compensation expense of RMB nil, RMB5 and RMB6 for the years ended December 31, 2007, 2008 and 2009, respectively, estimated using the Black-Scholes option pricing model.

The following assumptions were used in the non-employee option pricing model:

2008

Weighted average risk-free interest rate	2.64%
Weighted average expected option life (years)	6.0
Weighted average volatility rate	44%
Weighted average dividend yield	-

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In thousands, except share-related data)

14.	SHARE OPTION PLAN - continued

Options to non-employees - continued

The following assumptions were used in the employee and non-employee option pricing model:

(1)	Volatility

The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of the Company's ordinary shares and listed shares of comparable companies over a period comparable to the expected term of the options.

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

When estimating the fair value of the ordinary shares on the grant dates before the Company's initial public offering ("IPO"), management considered a number of factors, including the result of equity transactions of the Company, while taking into account standard valuation methods and the achievement of certain events.  After the IPO, the closing market price of the Company's ordinary shares as of the grant date was used as the fair value of the underlying ordinary shares on that date.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In thousands, except share-related data)

14.	SHARE OPTION PLAN - continued

Summary of share options to employees and non-employee

A summary of the share option activity, including grants to both employees and non-employees, was as follows.  Each of the fair value of the ordinary shares, and exercise prices set forth in the tables below are denominated in US$ because the share options are exercisable in US$.

	Outstanding options
		Weighted		Weighted average
		average		grant-date
	Number of	exercise		fair value of
	options	price per share		ordinary shares
		US$		US$

Outstanding at January 1, 2007	8,682,600	1.22		1.10
Granted	925,000	2.85		3.05
Exercised	-	-		-
Cancelled	(172,600)	1.43		1.43
Outstanding at December 31, 2007	9,435,000	1.38		1.29
Granted	1,279,000	1.86		1.86
Exercised	(306,825)	0.85		0.72
Cancelled	(413,306)	2.77		3.00
Expired	(101,069)	1.60		1.60
Outstanding at December 31, 2008	9,892,800	1.40		1.30
Granted	1,431,000	2.12		2.12
Exercised	(565,677)	1.08		0.67
Cancelled	(53,000)	2.07		2.10
Expired	(1,320)	1.60		1.60
Outstanding at December 31, 2009	10,703,803	1.39	*	1.44

*	The weighted average exercise price per option as of December 31, 2009 has reflected the impact of the exercise price modification in May 2009.

The weighted average per share fair values of options as of their respective grant/modification dates were as follows:

	2007	2008	2009
	US$	US$	US$

Options	1.28	0.89	0.63

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In thousands, except share-related data)

14.	SHARE OPTION PLAN - continued

Summary of share options to employees and non-employee - continued

The following table summarizes information regarding options issued within the 12-month period prior to December 31, 2009:

				Fair value of			Intrinsic value
Grant date	No. of shares	Exercise price		ordinary shares			at grant date

May 18, 2009	400,000	US$	1.80	US$	1.80	**	-
December 8, 2009	1,031,000		2.25		2.25	**	-

				Fair value of			Intrinsic value
Repricing date	No. of shares	Exercise price		ordinary shares			at grant date

May 18, 2009	1,255,500	US$	1.80	US$	1.80	**	-

**	Determined based on the closing market price of the ADS, as quoted on the NASDAQ Global Market on the grant dates and repricing date, divided by three.

The following table summarizes information with respect to employee and non-employee share options outstanding at December 31, 2009:

	Options outstanding				Options exercisable
		Weighted		Weighted		Weighted		Weighted
		average	Weighted	average		average	Weighted	average
	Number	remaining	average	intrinsic	Number	remaining	average	intrinsic
	outstanding	contractual life	exercise price	value	exercisable	contractual life	exercise price	value
			US$	US$			US$	US$

Average exercise price:
US$
0.50	846,000	2.80 years	0.50	1.95	846,000	2.80 years	0.50	1.95
0.86	1,092,000	4.93 years	0.86	1.59	1,092,000	4.93 years	0.86	1.59
1.00	410,000	1.58 years	1.00	1.45	410,000	1.58 years	1.00	1.45
1.09-1.85	7,221,570	6.12 years	1.46	0.99	5,918,970	5.58 years	1.41	1.04
1.86-2.85	1,134,233	9.77 years	2.23	0.22	34,411	8.06 years	2.07	0.38
	10,703,803	5.95 years	1.39	1.06	8,301,381	5.02 years	1.23	1.22

The weighted average intrinsic value in the table above represents the aggregate difference between the Company's closing stock price as of December 31, 2009 and the exercise price for in the money options.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In thousands, except share-related data)

14.	SHARE OPTION PLAN - continued

Summary of share options to employees and non-employee - continued

Total intrinsic value of options exercised for the years ended December 31, 2007, 2008 and 2009 was RMB nil, RMB1,629 and RMB5,301, respectively.

As of December 31, 2009, there was RMB12,751 unrecognized share-based compensation cost related to share options.  Such deferred cost is expected to be recognized over a weighted-average vesting period of 2.25 years.  To the extent the actual forfeiture rate is different from the Company's original estimate; the actual share-based compensation cost related to these awards may differ from such estimate.

For share-based compensation awards that were granted to employees prior to January 1, 2006 that are not yet vested and continue to be reported under an authoritative pronouncement on accounting for stock issued to employees, the following is the Group's pro forma net income (loss) that would have been reported if such awards were accounted for under authoritative pronouncement regarding to Stock Compensation. All options granted prior to January 1, 2006 were fully vested at the end of 2008; therefore, there was no share-based compensation awards were accounted for under APB Opinion 25 for the year ended December 31, 2009.

	2007	2008	2009
	RMB	RMB	RMB

Net income (loss) attributable to
ChinaEdu Corporation shareholders, as reported	2,487	(43,019)	34,779
Add: Share-based compensation as reported	3,643	5,231	7,416
Less: Share-based compensation determined using the fair value method	(7,108)	(5,686)	(7,416)
Pro forma net income (loss) attributable to ChinaEdu Corporation shareholders	(978)	(43,474)	34,779
Basic income (loss) per share attributable to ChinaEdu Corporation shareholders:
As reported	0.06	(0.75)	0.71
Pro forma	(0.02)	(0.75)	0.71
Diluted income (loss) per share attributable to ChinaEdu Corporation shareholders:
As reported	0.05	(0.75)	0.66
Pro forma	(0.02)	(0.75)	0.66

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In thousands, except share-related data)

15.	INCOME TAXES

Cayman Islands

The Company is a tax-exempt entity incorporated in the Cayman Islands.

British Virgin Islands

Under the current BVI law, income from BJ-BCIT and BJ-WITT are not subject to taxation.

PRC

The Group's PRC entities were subject to PRC Enterprise Income Tax ("EIT") on the taxable income in accordance with the relevant PRC income tax laws. In 2007, the EIT rate for companies operating in the PRC was 33%.

Prior to January 1, 2008, the Group's PRC entities which qualified as "high and new technology enterprises" ("HNTE") under the EIT Law included CMR Web, Hongcheng Technology, Hongcheng Liye, Hongcheng Education, Beijing Xuezhi, WITT Education, Zhongnongda Network, Beijing Mingdao, Beiyuda, Dongcai, Chongda.  Among those, CMR Web, Hongcheng Technology, Hongcheng Liye, Hongcheng Education, Beijing Xuezhi, WITT Education, Zhongnongda Network, Beijing Mingdao and Beiyuda were entitled to a preferential tax rate of 15% with three-year exemption followed by a reduced tax rate of 7.5% for the subsequent three years.  Dongcai and Chongda were entitled to a preferential tax rate of 15% with two-year exemption followed by a reduced tax rate of 7.5% for the subsequent three years.

On March 16, 2007, the National People's Congress adopted the Enterprise Income Tax Law ("the New EIT Law") which became effective on January 1, 2008. The New EIT Law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises.

Under the New EIT Law, an enterprise which qualifies as a "high and new technology enterprise" ("the new HNTE") is entitled to a tax rate of 15%.  CMR Web, Hongcheng Liye, Hongcheng Education, Gotop Hongcheng, Beiyuda, Dongcai, and Zhongnongda Network obtained the new HNTE in 2008, Hongcheng Technology obtained the new HNTE in 2009.

One of the Company's subsidiaries, Chongda, which qualified as a "software enterprise" under the new EIT law is entitled to a preferential tax rate of 12.5% for 2008, 2009 and 2010.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In thousands, except share-related data)

15.	INCOME TAXES - continued

PRC - continued

The preferential tax rates, different from the statutory rates, which were used to calculate the tax provision based on the Group's interpretation of the New EIT Law as of the balance sheet date (see Note 27 Subsequent Events), are presented in the following table.

PRC entities	2007	2008	2009	2010	2011

CMR Web(1)	15.0%	15.0%	15.0%	15.0%	15.0%
Hongcheng Technology(1)	15.0%	25.0%	15.0%	15.0%	15.0%
Hongcheng Liye(1)Web(1)	7.5%	7.5%	15.0%	15.0%	15.0%
Hongcheng Education(1)	0.0%	7.5%	7.5%	7.5%	15.0%
Beijing Xuezhi	7.5%	25.0%	25.0%	25.0%	25.0%
WITT Education	7.5%	25.0%	25.0%	25.0%	25.0%
Zhongnongda Network (1)	7.5%	15.0%	15.0%	15.0%	15.0%
Beijing Mingdao	0.0%	25.0%	25.0%	25.0%	25.0%
Beiyuda(1)	0.0%	0.0%	0.0%	7.5%	15.0%
Dongcai(1)	7.5%	15.0%	15.0%	15.0%	15.0%
Chongda	0.0%	12.5%	12.5%	12.5%	25.0%
Gotop Hongcheng (1)	33.0%	0.0%	7.5%	7.5%	7.5%

(1)
The new HNTE status obtained by CMR Web, Hongcheng Technology, Hongcheng Liye, Hongcheng Education, Zhongnongda Network, Beiyuda, Dongcai and Gotop Hongcheng under the New EIT Law is valid for three years and qualifying entities can then apply to renew for an additional three years provided their business operations continue to qualify for the new HNTE status. The Group believes it is highly likely that its qualifying entities will continue to obtain the renewal in the future.

Accordingly, in calculating deferred tax assets and liabilities, the Group assumed its qualifying entities will continue to renew the new HNTE status at the conclusion of the initial three year period.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In thousands, except share-related data)

15.	INCOME TAXES - continued

PRC - continued

The current and deferred components of the income tax expense appearing in the consolidated statements of operation were as follows:

	Year ended December 31,
	2007	2008	2009
	RMB	RMB	RMB

Current tax	16,286	11,860	18,981
Deferred tax	(1,283)	(8,387)	306
	15,003	3,473	19,287

The principal components of the Group's deferred income tax assets and liabilities were as follows:

	December 31,
	2008	2009
	RMB	RMB

Current deferred tax assets:
Deferred revenues	3,986	3,309
Total current deferred tax assets	3,986	3,309
Non-current deferred tax assets
Acquired intangible assets	1,204	804
Deferred revenues	219	179
Net operating loss carryforwards	3,129	4,068
Total non-current deferred tax assets	4,552	5,051
Less: valuation allowance on deferred tax assets	(2,456)	(3,510)
Total net non-current deferred tax assets	2,096	1,541
Non-current deferred tax liabilities
Property and equipment	249	109
Acquired intangible assets	10,820	10,034
Total deferred tax liabilities	11,069	10,143

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In thousands, except share-related data)

15.	INCOME TAXES - continued

PRC - continued

The Group has net operating loss carryforwards of RMB22,361 from its PRC entities for the year ended December 31, 2009 that will expire on various dates between December 31, 2010 and December 31, 2014.

As of December 31, 2009, a valuation allowance of RMB3,510 was provided against deferred tax assets including net operating loss carryforwards of certain of the Group's PRC entities due to the Group's determination that it is more likely than not that these deferred tax assets related to the respective entities will not be realized.  Adjustments will be made to the valuation allowance if events occur in the future that indicate changes in the amount of deferred tax assets that may be realized.

The Group operates through multiple PRC entities and the valuation allowances are considered separately for each PRC entity.  The Group does not file consolidated tax returns, and, therefore, losses and deferred taxes from one PRC entity may not be used to offset another entity's earnings or deferred taxes.

Reconciliation between total income tax expense and the amount computed by applying the statutory income tax rate to income before income taxes was as follows:

	Years ended December 31,
	2007	2008	2009
	%	%	%

Statutory rate	33	25	25
Tax holiday	(42)	406	(15)
Effect on tax rates in different tax jurisdiction	7	(116)	5
Permanent book-tax differences	27	(356)	3
Changes in valuation allowance	-	(34)	1
Increased in unrecognized tax benefit	1	(36)	3
Effect of new tax law	9	-	-
Effective tax rates	35	(111)	22

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In thousands, except share-related data)

15.	INCOME TAXES - continued

PRC - continued

For the years ended December 31, 2007, 2008 and 2009, if the Group's PRC entities had not been awarded tax holidays or received special tax concessions, provision for income taxes, net income (loss), and net income (loss) per share would have been as follows:

	Years ended December 31,
	2007	2008	2009
	RMB	RMB	RMB

Net income (loss) attributable to ChinaEdu Corporation shareholders, as reported	2,487	(43,019)	34,779
Less: Increase in provision for income taxes	(18,006)	(10,862)	(12,530)
Pro forma net income (loss) attributable to ChinaEdu Corporation shareholders	(15,519)	(53,881)	22,249
Pro forma net income (loss) per share attributable to ChinaEdu Corporation shareholders-basic	(0.37)	(0.93)	0.46
Pro forma net income (loss) per preferred A share-basic	-	-	-
Pro forma net income (loss) per preferred B share-basic	-	-	-
Pro forma net income (loss) per preferred C share-basic	-	-	-
Pro forma net income (loss) per preferred D share-basic	-	-	-
Pro forma net income (loss) per share attributable to ChinaEdu Corporation shareholders-diluted	(0.37)	(0.93)	0.42

The Group recognized RMB3,744 accumulated impact of unrecognized tax benefit to accumulated deficits as of January 1, 2007 and  the accumulated unrecognized tax benefits was RMB5,473 and RMB7,727 as of December 31, 2008 and 2009, respectively.

RMB93 interest and RMB872 penalties were recognized in the consolidated financial statements for the year ended December 31, 2009.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In thousands, except share-related data)

15.	INCOME TAXES - continued

PRC - continued

A reconciliation of the beginning and ending amount of unrecognized tax benefit was as follows:

RMB

Balance at January 1, 2008	4,332
Additions based on tax positions related to the current year	872
Additions for tax positions of prior years	-
Reductions for tax positions of current year	-
Audit settlement paid in current year	-
Other - interest and penalty	269
Balance at January 1, 2009	5,473
Additions based on tax positions related to the current year	1,289
Additions for tax positions of prior years	-
Reductions for tax positions of current year	-
Audit settlement paid in current year	-
Other - interest and penalty	965
Balance at December 31, 2009	7,727

The Group's PRC entities are subject to taxation in the PRC.  There are no ongoing examinations by taxing authorities at this time.  Tax years of each of the Group's PRC entities from 2004 through 2009 remain subject to review and potential recourse by the PRC.

The Group does not anticipate any significant change within 12 months of this reporting date of its uncertain tax positions.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In thousands, except share-related data)

15.	INCOME TAXES - continued

PRC - continued

The EIT Law includes a provision specifying that legal entities organized outside China will be considered residents for Chinese income tax purposes if their place of effective management or control is within China. If legal entities organized outside China were considered residents for Chinese income tax purpose, they would become subject to the EIT Law on their worldwide income. This would cause any income legal entities organized outside China earned to be subject to China's 25% EIT. The Implementation Rules to EIT Law provide that non-resident legal entities will be considered China residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. resides within China. Pursuant to the additional guidance released by the Chinese government on April 22, 2009, management does not believe that the legal entities organized outside China should be characterized as China tax residents for EIT Law purposes.

Under the PRC tax laws effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises, such as dividends paid to the overseas holding companies by the PRC subsidiaries, were exempt from PRC withholding tax. Under the EIT Law and its implementation rules which became effective on January 1, 2008, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors who are nonresident enterprises are subject to a 10% withholding tax, unless any such foreign investor's jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement.

The Company's subsidiaries located in the PRC had aggregate accumulated gain of approximately RMB38,513 as of December 31, 2009. Since the Company have decided to reinvest those profits for future development, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company.  Accordingly, no deferred tax liability has been accrued for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company as of December 31, 2009.

Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of carrying amount over tax basis, including those differences attributable to a more than 50% interest in a domestic subsidiary.  However, recognition is not required in situations where the tax law provides a means by which reported amounts of such interest can be recovered tax-free and the enterprise expects that it will ultimately use that means.  The Group has not recorded any such deferred tax liability attributable to the financial interest in its variable interest entities because the variable interest entities were in an accumulated loss position as of December 31, 2009.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In thousands, except share-related data)
16.	NET INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net income (loss) per share for the periods indicated:

	Years ended December 31,
	2007	2008	2009
	RMB	RMB	RMB

Net income (loss)-basic (numerator):
Net income (loss) attributable to ChinaEdu Corporation shareholders	1,215	(43,019)	34,779
Net income allocated to Series A preferred shares	295	-	-
Net income allocated to Series B preferred shares	682	-	-
Net income allocated to Series C preferred shares	190	-	-
Net income allocated to Series D preferred shares	105	-	-
Net income (loss) attributable to ChinaEdu Corporation shareholders-diluted (numerator)	2,487	(43,019)	34,779
Shares (denominator):
Weighted average ordinary shares outstanding used in computing basic net income (loss) per share	20,585,074	57,679,504	48,844,606
Weighted average preferred A shares using if-converted method	4,991,507	-	-
Weighted average preferred B shares using if-converted method	11,561,814	-	-
Weighted average preferred C shares using if-converted method	3,221,030	-	-
Weighted average preferred D shares using if-converted method	1,787,745	-	-
Incremental weighted average ordinary shares from assumed conversions of share option and warrants using treasury stock method:
Employee options (treasury share effect)	3,714,016	-	3,262,419
Non-employee options (treasury share effect)	436,936	-	331,920
Warrants (treasury share effect)	1,024,062	-	80,738
Weighted average ordinary shares outstanding used in computing diluted net income (loss) per share	47,322,184	57,679,504	52,519,683
Net income (loss) per share attributable to ChinaEdu Corporation shareholders-basic	0.06	(0.75)	0.71
Net income (loss) per preferred A share-basic	0.06	-	-
Net income (loss) per preferred B share-basic	0.06	-	-
Net income (loss) per preferred C share-basic	0.06	-	-
Net income (loss) per preferred D share-basic	0.06	-	-
Net income (loss) per share attributable to ChinaEdu Corporation shareholders-diluted	0.05	(0.75)	0.66

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In thousands, except share-related data)

16.	NET INCOME (LOSS) PER SHARE - continued

Ordinary share equivalents of options and warrants are calculated using the treasury stock method.  Under the treasury stock method, the proceeds from the assumed conversion of options and warrants are used to repurchase outstanding ordinary shares using the average fair value for the period.  The Group has determined that its convertible preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis.  The holders of the preferred shares are entitled to receive dividends on a pro rata basis, as if their shares had been converted into ordinary shares.  Accordingly, the Group uses the two-class method of computing net income per share, for ordinary and preferred shares according to participation rights in undistributed earnings. All convertible preferred shares have been automatically converted into one ordinary share upon the qualified IPO on December 14, 2007.

For the years ended December 31, 2007, 2008, and 2009, the Group had the following securities outstanding, which could potentially dilute basic net income per share in the future, but were excluded from the computation of diluted net income (loss) per share in 2007, 2008 and 2009 because their effect would be anti-dilutive:

	Years ended December 31,
	2007	2008	2009

Outstanding employee options to purchase ordinary shares	-	9,892,800	-
Outstanding warrants to purchase ordinary shares	-	1,933,677	-

17.	WARRANTS

Pursuant to the terms of the Series B preferred share agreement dated December 13, 2004, the Company granted warrants to one of its Series B preferred shareholders, Tiger Global Private Investment Partners II, L.P. and Tiger Global II, L.P. (collectively, "Tiger Global"), to purchase up to 1,768,300 ordinary shares.  These warrants have an exercise price of US$1.48 per share and are exercisable at any time prior to December 13, 2009.  The fair value and the allocated value of the warrants were approximately RMB4,719 (US$570) and RMB4,487 (US$542) at the grant date, respectively.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued\
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In thousands, except share-related data)

17.	WARRANTS - continued

In November 2008, the Company entered into a share repurchase agreement with Tiger Global.  The share repurchase agreement stipulated that 1,768,300 warrants held by Tiger Global, which represented the right to purchase an aggregate of 1,768,300 ordinary shares, would be cancelled.  The Company recorded the first batch of cancelled warrants in November 2008, representing 321,109 underlying ordinary shares, and has recorded the second batch of cancelled warrants in January 2009, representing an additional 1,447,191 underlying ordinary shares.

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

Up to the end of 2009, 121,622 warrants were exercised at US$1.85 to purchase the same number of ordinary shares. The fair value of the exercised warrants was approximately RMB471 (US$65).

As of December 31, 2009, the outstanding warrants have a carrying value of RMB1,883. The total number of shares underlying the above referenced warrants was 486,486.

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

In addition, the Company Board approved a share repurchase plan in 2008.  Pursuant to this plan, the Company repurchased an aggregate of 2,183,634 ordinary shares in open market transactions conducted in 2008 for a cash consideration of RMB20,522 (US$3,002).  The repurchases were made at an average price of US$1.37 per ordinary share (US$4.11 per ADS). In 2009, the Company repurchased an aggregate of 983,115 ordinary shares in open market transactions conducted between October and December 2009 for a cash consideration of RMB14,738 (US$2,159).  The repurchases were made at an average price of US$2.20 per ordinary share (US$6.6 per ADS).

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued\
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In thousands, except share-related data)

19.	MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees.  Chinese labor regulations require the Group to accrue for these benefits based on certain percentages of the employees' salaries.  Total provisions for such employee benefits were RMB14,659, RMB20,225 and RMB23,231 for the years ended December 31, 2007, 2008 and 2009, respectively.

20.	COMMITMENTS

(a)
Pursuant to a contract signed between Hongcheng Technology and another university, Hongcheng Technology has committed to contribute RMB35,000 for the use of the university's education resources.  As of December 31, 2009, the remaining commitment was approximately RMB1,000, which is expected to be paid within 2010.

(b)
Pursuant to a contract signed between Hongcheng Education and a middle school for the use of the school's education resources in 2005, Hongcheng Education has committed to pay a royalty fee of RMB650 per annum from 2005 to 2007, RMB1,000 per annum from 2008 to 2010, and RMB1,200 per annum from 2011 to 2024.  The aggregate fees committed through 2024 were recognized as expenses on a straight-line basis, and the difference between the amount paid and the amount recognized reported as deferred commitment fees.  For the years ended December 31, 2008 and 2009, the amounts reported as expenses were RMB1,088 during both periods.  The amounts recorded as deferred commitment fees as of December 31, 2008 and 2009 were RMB1,400 and RMB1,488, respectively.

(c)
The Group leases certain office premises under non-cancelable operating leases through 2014.  Rent expenses under operating leases for 2007, 2008, and 2009 were RMB9,088, RMB10,814 and RMB10,355, respectively.

Future minimum lease payments under non-cancelable operating leases agreements are as follows:

Years ending December 31	RMB

2010	7,041
2011	4,017
2012	2,684
2013	1,124
2014	705
15,571

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In thousands, except share-related data)

20.	COMMITMENTS - continued

(d)
As of December 31, 2009, the Group had commitments totaling RMB75,834 for the expansion of the schools in Anqing, Pingdingshan and Jingzhou, which included capital commitments for on-going construction in progress of RMB16,654.  Since the construction of Jinzhou School is delayed, the Group is unable to make reasonable estimates regarding the timing of capital commitments for Jingzhou School. The capital commitments totaling RMB11,082 of Anqing and Pingdingshan are expected to be paid within 2010.

21.	SEGMENT AND GEOGRAPHIC INFORMATION

The Group has been organized as four business segments:

(i)
Online degree programs, which enables leading higher education institutions in the PRC to operate and grow their online degree-granting programs.  The Group provides online education technical and consulting services to these institutions.  In addition, the Group also licenses online education technology platform and courseware to them. Moreover, the Group provides recruiting, enrollment marketing and other student services through its learning centers network to the online degree programs of leading Chinese universities.

(ii)	Online tutoring programs, which provides online tutoring services for students to obtain review course through the online program.

(iii)	Private primary and secondary schools, which provide educational services to the students through traditional classroom education.

(iv)
International curriculum programs, which includes an integrated English language learning service for high schools in the PRC and international polytechnic curriculum programs through traditional classroom education.

The Group's chief operating decision maker is its chief executive officer.  Segment information provided to the chief operating decision maker is prepared using US GAAP.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In thousands, except share-related data)

21.	SEGMENT AND GEOGRAPHIC INFORMATION - continued

The following sets forth the relevant information for the Group's operating segments:

	December 31,
	2008	2009
	RMB	RMB

Assets
Online degree programs	516,138	605,210
Online tutoring programs	44,118	50,662
Private primary and secondary schools	94,920	141,669
International curriculum programs	40,949	31,818
Reconciling amounts	222,555	106,933
Total assets	918,680	936,292
Significant reconciling item:
Corporate assets	222,555	106,933
Liabilities
Online degree programs	101,215	93,527
Online tutoring programs	30,332	36,440
Private primary and secondary schools	71,596	117,664
International curriculum programs	26,992	14,914
Reconciling amounts	14,401	11,594
Total liabilities	244,536	274,139
Significant reconciling item:
Corporate liabilities	14,401	11,594

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In thousands, except share-related data)

21.	SEGMENT AND GEOGRAPHIC INFORMATION - continued

	Years ended December 31,
	2007	2008	2009
	RMB	RMB	RMB

Net revenue
Online degree programs	202,185	255,388	285,178
Online tutoring programs	18,013	15,436	19,584
Private primary and secondary schools	13,356	19,289	30,627
International curriculum programs	31,434	27,607	19,317
Total net revenue	264,988	317,720	354,706
Cost of revenue
Online degree programs	58,027	76,224	95,428
Online tutoring programs	3,875	4,017	5,713
Private primary and secondary schools	10,944	17,572	26,109
International curriculum programs	23,503	19,920	11,112
Total cost of revenue	96,349	117,733	138,362
Gross profit
Online degree programs	144,158	179,164	189,750
Online tutoring programs	14,138	11,419	13,871
Private primary and secondary schools	2,412	1,717	4,518
International curriculum programs	7,931	7,687	8,205
Total gross profit	168,639	199,987	216,344

The Group does not allocate operating expenses to individual segments when making decisions about allocating resources to such segments and assessing their performance.  The Group primarily operates in the PRC.  All of the Group's long-lived assets are located in the PRC.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In thousands, except share-related data)

21.	SEGMENT AND GEOGRAPHIC INFORMATION - continued

Net revenue from each type of services the Group provides was as follows:

	Years ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
Third parties:
Online education technical, consulting and recruiting services	40,801	45,618	64,517
Traditional classroom education services	44,790	46,896	49,944
Online tutoring services	18,013	15,436	19,584
	103,604	107,950	134,045
Related parties:
Online education technical, consulting and recruiting services	161,384	209,770	220,661
Traditional classroom education services	-	-	-
Online tutoring services	-	-	-
	161,384	209,770	220,661
	264,988	317,720	354,706

The carrying amounts of goodwill and acquired intangible assets by operating segments were as follows:

	December 31,
	2008	2009
	RMB	RMB
Acquired intangible assets, net:
Online degree programs	46,313	45,001
Online tutoring programs	4,645	4,422
Private primary and secondary schools	3,453	3,201
International curriculum programs	15,966	13,997
	70,377	66,621
Goodwill:
Online degree programs	12,860	12,860
Online tutoring programs	20,798	20,798
Private primary and secondary schools	-	-
International curriculum programs	4,497	4,497
	38,155	38,155

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In thousands, except share-related data)

22.	RELATED PARTY TRANSACTIONS

The noncontrolling shareholders of a number of the Company's subsidiaries are universities that also purchase online education technical, consulting and recruiting services from the Group.  These universities are considered related parties of the Group.  Revenue generated from services provided to these universities was as follows:

	Years ended December 31,
	2007	2008	2009
	RMB	RMB	RMB

Online education technical, consulting and recruiting services:
Online Education School of Dongbei University of Finance and Economics	34,132	42,403	42,701
Online Education School of Renmin University of China	54,743	70,197	71,722
Online Education School of Chongqing University	19,391	28,719	34,474
Online Education School of China Agricultural University	43,995	48,315	47,335
Online Education School of Beijing Language and Culture University	9,123	19,153	23,907
Online Education School of Central University of Finance and Economics	-	983	104
Online Education School of Guangxi Radio and TV University	-	-	152
Asset Management Company of Beijing Forestry University	-	-	266
Total	161,384	209,770	220,661

Deferred revenues associated with services provided to related parties were as follows:

	December 31,
	2008	2009
	RMB	RMB

Online Education School of Dongbei University of Finance and Economics	7,657	8,998
Online Education School of Renmin University of China	17,395	17,594
Online Education School of Chongqing University	8,668	7,741
Online Education School of China Agricultural University	11,815	9,896
Online Education School of Beijing Language and Culture University	10,080	8,932
	55,615	53,161

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In thousands, except share-related data)

22.	RELATED PARTY TRANSACTIONS - continued

As of December 31, 2008 and 2009, the following balances were due from related parties:

	December 31,
	2008	2009
	RMB	RMB

Schools owned by the noncontrolling shareholders of the Company's subsidiaries:
Online Education School of Dongbei University of Finance and Economics (i)	28,275	22,176
Online Education School of Renmin University of China (i)	65,792	90,746
Online Education School of Chongqing University (i)	30,312	46,727
Online Education School of China Agricultural University of China (i)	3,617	3
Online Education School of Beijing Language and Culture University (i)	20,397	17,120
Online Education School of Central University of Finance and Economics (i)	49	-
Former noncontrolling shareholders of the Company's subsidiaries:
Shanghai Guangdian Communication Network Co., Ltd.	1,000	-
Company owned by shareholder or management:
Wellent Institute of Education International (Asia) Limited	1,000	-
Equity owners of the Company's subsidiaries:
Wu Jiayong	30	30
	150,472	176,802

(i)
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
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In thousands, except share-related data)

22.           RELATED PARTY TRANSACTIONS - continued

As of December 31, 2008 and 2009, the following balances were due to related parties:

	December 31,
	2008	2009
	RMB	RMB

Former owner of an entity consolidated by the Company:
Fourth Middle School of Anqing (ii)	3,632	2,065
Schools owned by the noncontrolling shareholders of the Company's subsidiaries:
Online Education School of Dongbei University of Finance and Economics (i)	22,018	20,709
Online Education School of Chongqing University (i)	79	204
Online Education School of Central University of Finance and Economics (i)	40	1,003
Online Education School of Guangxi Radio and TV University (i)	-	19
Online Education School of Beijing Language and Culture University (iii)	-	1,668
	25,769	25,668

(i)	The amounts represented cash collected on behalf of the related parties.

(ii)	The amount primarily represents royalty fees to be paid.

(iii)	The amount primarily represents declared dividend which will be paid to related party.

All the amounts due to related parties are non-interest bearing and unsecured.  The Group expects the amounts to be repaid within one year.

23.	STATUTORY RESERVES

PRC legal restrictions permit payments of dividends by the Company's PRC subsidiaries only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations.  Prior to payment of dividends, pursuant to the laws applicable to the PRC's Foreign Investment Enterprises, the Company's subsidiaries and variable interest entities in the PRC must make appropriations from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of each company.  These reserves include (i) general reserve, (ii) enterprise expansion reserve, and (iii) a staff bonus and welfare reserve. The PRC subsidiaries and variable interest entities elected not to make any appropriations to the enterprise expansion reserve and staff bonus and welfare reserve in any of the years presented.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In thousands, except share-related data)

23.	STATUTORY RESERVES - continued

Subject to certain cumulative limits, the general reserve requires annual appropriations of 10% of after-tax profits (as determined under generally accepted accounting principles in the PRC ("PRC GAAP") at each year-end); the other reserve appropriations are at the Company's discretion.  These reserves may be applied against prior year losses, if any, and may be used for business expansion and increase in registered capital of the subsidiaries.  For the years ended December 31, 2007, 2008 and 2009, the Company's PRC subsidiaries and variable interest entities made appropriations to the general reserve of RMB7,540, RMB2,700 and RMB4,064, respectively. For the year ended December 31, 2008, general reserve of RMB5,264 was used to increase registered capital for one of the Group's subsidiaries, as permitted by PRC law.

24.	RESTRICTED NET ASSETS

Relevant PRC statutory laws and regulations restrict the payments of dividends by the Company's PRC subsidiaries and variable interest entities from their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.  In addition, general reserve (see Note 23) requires annual appropriations of 10% of after-tax profit should be set aside prior to the payment of dividends.

As a result of these PRC laws and regulations, the Company's PRC subsidiaries and variable interest entities are restricted in their ability to transfer a portion of their net assets to the Company.  As of December 31, 2008 and 2009, the amounts of restricted net assets were approximately RMB341,505 and RMB379,725, respectively.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In thousands, except share-related data)

25.	NONCONTROLLING INTERESTS

A summary of the percentage of noncontrolling interests in the Company's subsidiaries and variable interest entities as of December 31, 2009 was as follows:

	Date of incorporation	Percentage of	Percentage of
Name	or acquisition	legal ownership	noncontrolling interests	Principal activities

CMR Web-learning Co., Ltd. ("CMR Web")	July 29, 1999	70%	30%	Online degree program

Dalian Dongcai Technology Co., Ltd. ("Dongcai")	June 4, 2003	70%	30%	Online degree program

Chongqing Chongda Yuanxing Co., Ltd. ("Chongda")	December 24, 2003	51%	49%	Online degree program

Beijing Beiyuda Education Technology Co., Ltd. ("Beiyuda")	September 26, 2006	51%	49%	Online degree program

Beijing Mingdaoyuan Technology Co., Ltd. ("Beijing Mingdao")	March 27, 2007	51%	49%	Online degree program

Shanghai Shangcai Education Technology Co., Ltd. ("Shanghai Shangcai")	April 18, 2008	51%	49%	Online degree program

Dongcai Online Training Center ("Dongcai Online")	July 10, 2008	70%	30%	Online degree program

Beijing Zhonglin Technology Co., Ltd. ("Zhonglin")	November 3, 2008	51%	49%	Online degree program

Guangxi Hongcheng Times Technology Development Co., Ltd. ("Guangxi Hongcheng")	February 10, 2009	51%	49%	Online degree program

Fuzhou Haojiaoshi Distance Education Service Co., Ltd. ("Fuzhou Good Teacher")	December 7, 2009	51%	49%	Online degree program

Jingzhou Tianchang Investment Co., Ltd. ("Tianchang")	September 6, 2005	72.5%	27.5%	Private primary and secondary schools

Jingzhou Middle School South Campus ("South Campus")	December 28, 2005	54%	46%	Private primary and secondary schools

Beijing Distance Education Technology Co., Ltd. ("Yuancheng Education")	March 31, 2006	65%	35%	Online tutoring program

Zhong Nongda Networks Development Co., Ltd. ("Zhongnongda Networks")	October 30, 2001	55%	45%	Online degree program

26.	ADOPTION OF AUTHORITATIVE GUIDANCE REGARDING NONCONTROLLING INTEREST

Effective January 1, 2009, the Group adopted authoritative guidance regarding noncontrolling interests in consolidated financial statements, which clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity and should be reported as equity on the financial statements. The authoritative guidance requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interests. Furthermore, disclosure of the amounts of consolidated net income attributable to the parent and to the noncontrolling interests is required on the face of the financial statements.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In thousands, except share-related data)

26.	ADOPTION OF AUTHORITATIVE GUIDANCE REGARDING NONCONTROLLING INTEREST - continued

For the Group, this authoritative guidance is effective as of the beginning of the year ended December 31, 2009. However, the adoption of this authoritative guidance requires retrospective application of the presentation and disclosure requirements of the standard to all periods presented. Consequently, the Group adjusted its previously issued financial statements for the years ended December 31, 2007 and 2008, contained in its annual report on Form 20-F for the year ended December 31, 2008, for the adoption of this authoritative guidance. The following adjustments have been made:

(a)	the noncontrolling interests (previously described as minority interest) has now been included as a component of total equity whereas previously it was shown outside of equity;

(b)	the net income or loss attributable to the noncontrolling interests is now shown as an allocation of net income for the year rather than being deducted in arriving at net income; and

(c)	consolidated comprehensive income or loss now includes the comprehensive income or loss attributable to the noncontrolling interests.

27.	SUBSEQUENT EVENTS

On April 21, 2010, the State Administration of Taxation issued Circular 157 Further Clarification on Implementation of Preferential EIT Rate during Transition Periods ("Circular 157"). Circular 157 seeks to provide additional guidance on the interaction of certain preferential tax rates under the transitional rules of the New EIT Law. Prior to Circular 157, the Group interpreted the law to mean that if an entity was in a period where it was entitled to a 50% reduction in the tax rate and was also entitled to a 15% rate of tax due to HNTE status under the New EIT Law then it was entitled to pay tax at the rate of 7.5%. Circular 157 appears to have the effect that such an entity is entitled to pay tax at either 15% or 50% of the standard PRC tax rate. The effect of Circular 157 is retrospective and would apply to 2008 and 2009.

As a consequence of Circular 157, the preferential tax rate enjoyed by Hongcheng Liye, Hongcheng Education, Gotop Hongcheng, and Beiyuda which each qualified as a HNTE during their 50% reduction period will be 12.5% for the relevant years rather than 7.5% which is the rate the Group had used prior to the issuance of Circular 157. Because the Group believes that Circular 157 is similar to a change in tax law the cumulative effect of which should be reflected in the period of the change.

As a result, the Group will adjust the deferred tax asset and deferred tax liability as of December 31, 2009 for those impacted entities. The resulting additional tax charge of RMB680 will be recorded in the quarter ending June 30, 2010.

CHINAEDU CORPORATION

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY
BALANCE SHEETS
(In thousands, except share-related data)

	December 31,
	2008	2009	2009
	RMB	RMB	US$
Assets

Current assets:
Cash and cash equivalents	150,578	12,379	1,814
Term deposit	-	27,304	4,000
Short-term investments	-	4,706	689
Prepaid expenses and other current assets	1,258	1,464	214
Amounts due from related parties	70,720	61,079	8,948
Total current assets	222,556	106,932	15,665
Investments in subsidiaries and variable interest entities	381,674	464,630	68,070
Total assets	604,230	571,562	83,735

Liabilities and Equity

Current liabilities:
Accrued expenses and other current liabilities	5,654	5,713	836
Amount due to related parties	5,321	1,799	263
Total current liabilities	10,975	7,512	1,099
Deferred other income	3,426	4,077	597
Total liabilities	14,401	11,589	1,696

Equity:
Ordinary shares (RMB0.08 (US$0.01) par value;
100,000,000 shares authorized; 63,076,129 shares
issued and outstanding in 2008; 55,247,329 shares
issued and outstanding in 2009)	4,573	4,076	597
Additional paid-in capital	734,733	673,847	98,719
Warrants	5,555	1,883	276
Accumulated deficits	(134,112)	(99,333)	(14,550)
Accumulated other comprehensive loss	(20,920)	(20,500)	(3,003)
Total equity	589,829	559,973	82,039
Total liabilities and equity	604,230	571,562	83,735

CHINAEDU CORPORATION

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY
STATEMENTS OF OPERATIONS
(In thousands, except share-related data)

	Years ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
Operating expenses:
General and administrative (including share-based compensation of RMB1,225, RMB2,603 and RMB3,707 for 2007, 2008 and 2009, respectively)	8,176	15,016	12,887	1,888
Loss from operations	(8,176)	(15,016)	(12,887)	(1,888)
Other income	394	562	1,748	256
Interest income	1,179	6,879	830	122
Interest expense	(1,715)	-	(2)	-
Equity in earnings of subsidiaries and variable interest entities (including share-based compensation of RMB2,418, RMB2,628 and RMB3,709 for 2007, 2008 and 2009, respectively)	10,805	(35,444)	45,090	6,606
Net income (loss)	2,487	(43,019)	34,779	5,096

CHINAEDU CORPORATION

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY
STATEMENTS OF SHAREHOLDERS' DEFICIENCY AND COMPREHENSIVE INCOME (LOSS)
(In thousands, except share-related data)

																				Accumulated
	Series A convertible		Series B convertible		Series C convertible		Series D convertible					Additional								other
	preferred shares		preferred shares		preferred shares		preferred shares		Ordinary shares			paid-in		Subscription				Accumulated		comprehensive			Comprehensive
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount		capital		receivable	Warrants			deficits		income (loss)	Total		income (loss)
		RMB		RMB		RMB		RMB		RMB		RMB		RMB	RMB			RMB		RMB	RMB		RMB

Balance at January 1, 2007	5,150,000	426	12,140,495	1,005	3,378,379	272	-	-	19,007,408		1,710		343,167	(1,117)		8,076		(89,836)		616		264,319
Issuance of Series D convertible preferred shares	-	-	-	-	-	-	2,598,503	200	-		-		74,322	-		-		-		-		74,522
Repurchase of ordinary share as treasury stock	-	-	-	-	-	-	-	-	(2,300,000)		(178)		(49,869)	-		-		-		-		(50,047)
Issuance of treasury shares to new shareholders	-	-	-	-	-	-	-	-	2,300,000		178		49,869	-		-		-		-		50,047
Collection of subscription receivable	-	-	-	-	-	-	-	-	-		-		-	1,117		-		-		-		1,117
Amortization of share-based compensation	-	-	-	-	-	-	-	-	-		-		3,643	-		-		-		-		3,643
Accumulated adjustment of unrecognized tax benefit	-	-	-	-	-	-	-	-	-		-		-	-		-		(3,744)		-		(3,744)
Repurchase and cancellation of ordinary shares	-	-	-	-	-	-	-	-	(600,000)		(46)		(12,767)	-		-		-		-		(12,813)
Repurchase and cancellation of Series B convertible preferred shares	-	-	(30,000)	(2)	-	-	-	-	-		-		(638)	-		-		-		-		(640)
Exercise of warrants for Series A convertible preferred shares	300,000	23	-	-	-	-	-	-	-		-		3,386	-		(1,235)		-		-		2,174
Exercise warrants for ordinary shares	-	-	-	-	-	-	-	-	121,622		9		2,126	-		(471)		-		-		1,664
Conversion of series A, B, C, D preferred shares	(5,450,000)	(449)	(12,110,495)	(1,003)	(3,378,379)	(272)	(2,598,503)	(200)	23,537,377		1,924		-	-		-		-		-		-
Issuance of ordinary shares on IPO (net of insurance cost of RMB25,665)	-	-	-	-	-	-	-	-	16,368,000		1,208		347,619	-		-		-		-		348,827
Foreign currency translation adjustments	-	-	-	-	-	-	-	-	-		-		-	-		-		-		(2,822)		(2,822)	(2,822)
Net income	-	-	-	-	-	-	-	-	-		-		-	-		-		2,487		-		2,487	2,487

Balance at December 31, 2007	-	-	-	-	-	-	-	-	58,434,407		4,805		760,858	-		6,370		(91,093)		(2,206)		678,734	(335)

Ordinary shares converted to ADS shares for future exercise of share options	-	-	-	-	-	-	-	-	8,344,305		-		-	-		-		-		-		-	-
Amortization of share-based compensation	-	-	-	-	-	-	-	-	-		-		5,231	-		-		-		-		5,231
Repurchase of ordinary shares and forfeiture of warrants	-	-	-	-	-	-	-	-	(3,702,583)		(253)		(33,122)	-		(815)		-		-		(34,190)
Exercise of share options	-	-	-	-	-	-	-	-	-		21		1,766	-		-		-		-		1,787
Foreign currency translation adjustments	-	-	-	-	-	-	-	-	-		-		-	-		-		-		(18,714)		(18,714)	(18,714)
Net loss	-	-	-	-	-	-	-	-	-		-		-	-		-		(43,019)		-		(43,019)	(43,019)

Balance at December 31, 2008	-	-	-	-	-	-	-	-	63,076,129		4,573		734,733	-		5,555		(134,112)		(20,920)		589,829	(61,733)

Amortization of share-based compensation	-	-	-	-	-	-	-	-	-		-		7,416	-		-		-		-		7,416
Repurchase of ordinary shares	-	-	-	-	-	-	-	-	(7,828,800)		(536)		(76,098)	-		-		-		-		(76,634)
Forfeiture of warrants	-	-	-	-	-	-	-	-	-		-		3,672	-		(3,672)		-		-		-
Exercise of share options	-	-	-	-	-	-	-	-	-		39		4,124	-		-		-		-		4,163
Foreign currency translation adjustments	-	-	-	-	-	-	-	-	-		-		-	-		-		-		276		276	276
Unrealized gains	-	-	-	-	-	-	-	-	-		-		-	-		-		-		144		144	144
Net income	-	-	-	-	-	-	-	-	-		-		-	-		-		34,779		-		34,779	34,779

Balance at December 31, 2009	-	-	-	-	-	-	-	-	55,247,329		4,076		673,847	-		1,883		(99,333)		(20,500)		559,973	35,199
										US$	597	US$	98,719		US$	276	US$	(14,550)	US$	(3,003)	US$	82,039

CHINAEDU CORPORATION

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY
STATEMENTS OF CASH FLOWS
(In thousands, except share-related data)

	Years ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income (loss)	2,487	(43,019)	34,779	5,096
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Share based compensation	1,225	2,603	3,707	543
Gain on conversion of warrants of series D convertible preferred shares	(394)	-	-	-
Interest expense	1,715	-	-	-
Equity in earnings of subsidiaries and variable interest entities	(10,805)	35,444	(45,090)	(6,606)
Changes in assets and liabilities:
Prepaid expenses and other current assets	717	(861)	(205)	(30)
Amounts due from related parties	(1,302)	(3,929)	9,608	1,408
Accrued expense and other liabilities	7,767	(6,985)	57	8
Amount due to a related party	1,479	821	(3,522)	(516)
Deferred revenue	-	3,435	648	95
Net cash provided by (used in) operating activities	2,889	(12,491)	(18)	(2)

Cash flows from investing activities:
Investments in subsidiaries and variable interest entities	(62,505)	(116,671)	(34,156)	(5,002)
Purchase of term deposits	-	-	(27,298)	(4,000)
Purchase of investments	-	-	(4,568)	(669)
Net cash used in investing activities	(62,505)	(116,671)	(66,022)	(9,671)

Cash flows from financing activities:
Proceeds from IPO (net of issuance cost of RMB25,665)	348,827	-	-	-
Proceeds from issuance of Series D convertible preferred shares (net of issuance costs of RMB2,598)	72,033	-	-	-
Proceeds from exercise of warrants	3,838	-	-	-
Repurchase and cancellation of Series B convertible preferred shares	(640)	-	-	-
Repurchase and cancellation of ordinary shares	(12,813)	(34,190)	(76,634)	(11,226)
Repayment of convertible notes	(27,783)	-	-	-
Collection of subscription receivable	1,117	-	-	-
Proceeds from exercise of share options	-	1,787	4,163	610
Net cash provided by (used in) financing activities	384,579	(32,403)	(72,471)	(10,616)
Effect of exchange rate changes	(4,930)	(19,182)	312	43
Net increase (decrease) in cash and cash equivalents	320,033	(180,747)	(138,199)	(20,246)
Cash and cash equivalents, beginning of year	11,292	331,325	150,578	22,060
Cash and cash equivalents, end of year	331,325	150,578	12,379	1,814

Supplemental disclosure of non-cash financing activities:
Conversion of convertible notes into Series D preferred shares	2,489	-	-	-
Conversion of Series A,B,C,D preferred shares into ordinary shares	1,924	-	-	-

CHINAEDU CORPORATION

NOTES TO ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY
(In thousands, except share-related data)

1.	BASIS FOR PREPARATION

The condensed financial information of the Company has been prepared using the same accounting policies as set out in the Company's consolidated financial statements, except that the Company used the equity method to account for investments in its subsidiaries and variable interest entities.

2.	INVESTMENTS IN SUBSIDIARIES AND VARIABLE INTEREST ENTITIES

The Company and its subsidiaries and variable interest entities are included in the consolidated financial statements where the inter-company balances and transactions are eliminated upon consolidation.  For the purpose of the Company's stand-alone financial statements, its investments in subsidiaries and variable interest entities are reported using the equity method of accounting.  The Company's share of income and losses from its subsidiaries and variable interest entities is reported as earnings from subsidiaries and variable interest entities in the accompanying condensed financial information of the parent company.

3.	INCOME TAXES

The Company is a Cayman Islands company, and therefore is not subject to income taxes for all the years presented.

4.	RELATED PARTY TRANSACTIONS

The following represents related party balances as of December 31, 2008 and 2009:

	December 31,
	2008	2009
	RMB	RMB
Amounts due from related parties:
Former director-Yang Xueshan (i)	14,840	14,840
Vice President-Xie Changqing (i)	39,360	39,360
CMR Web (ii)	12,026	4,249
Hongcheng Liye	2,754	2,499
Others	1,740	131
	70,720	61,079

Amount due to related parties:
Hongcheng Technology	5,121	1,380
Others	200	419
	5,321	1,799
(i)	The amounts represent loans to the two equity owners of Hongcheng Education.
(ii)	The amount represents the receivable of profit distribution from a subsidiary company.