Form 20-F
period 2010-12-31
ChinaEdu CORP
filed 2011-06-22
CIK 1411419

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

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

Cayman Islands

( Jurisdiction of incorporation or organization)

ChinaEdu Corporation
4th Floor-A, GeHua Building
No. 1 QinglongHutong, Dongcheng District
Beijing, 100007 People’s Republic of China

(Address of principal executive offices)

Min Yang
Acting Chief Financial Officer
ChinaEdu Corporation
4th Floor-A, GeHua Building
No. 1 QinglongHutong, Dongcheng District
Beijing, 100007 People’s Republic of China
Telephone: 86-10-84186655
Email: ir@chinaedu.net

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
American Depositary Shares, each representing three Ordinary Shares, par value US$0.01 per share	The NASDAQ Stock Market LLC (NASDAQ Global Market)

Ordinary Shares, par value US$0.01 par value per share	The NASDAQ Stock Market LLC (NASDAQ Global Market)*

*	Not for trading, but only in connection with the registration of the American Depositary Shares pursuant to requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

54,395,185 Ordinary Shares, par value $0.01 per Ordinary Share as of December 31, 2010

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

Yes ☐   No ☑

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“we,” “us,” “our company” or “our” refer to ChinaEdu Corporation, its predecessor entities and subsidiaries;

•	“China” or “PRC” refer to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau;

•	“shares,” “ordinary shares,” or “common shares” refer to our common shares;

•	“ADSs” refer to our American Depositary Shares, each of which represents three common shares, and “ADRs” refers to the American Depositary Receipts that evidence our ADSs;

•	“RMB” or “Renminbi” refer to the legal currency of China; and

•	“$,” “dollars,” “US$” or “U.S. dollars” refer to the legal currency of the United States.

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

Item 3.  Key Information

A.   Selected Financial Data

Selected Condensed Consolidated Financial Data

The following selected condensed consolidated statement of operations data for the three years ended December 31, 2008, 2009 and 2010 and selected condensed consolidated balance sheet data as of December 31, 2009 and 2010 have been derived from our audited consolidated financial statements included in this annual report. These consolidated financial statements have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm. The selected condensed consolidated statement of operations data for the years ended December 31, 2006 and 2007 and selected consolidated balance sheet data as of December 31, 2006, 2007 and 2008 have been derived from our audited consolidated financial statements, which are not included in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The historical results are not necessarily indicative of results to be expected in any future period.   The selected condensed consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects—A. Operating Results” included elsewhere in this annual report.

	Years ended December 31,
	2006	2007	2008	2009	2010	2010
	RMB	RMB	RMB	RMB	RMB	US$

	(In thousands, except per share data)
Condensed Consolidated Statement of Operations Data:
Net revenue
Online degree programs	156,845	202,185	255,388	285,178	310,005	46,970
Online tutoring programs	17,384	18,013	15,436	19,584	23,669	3,586
Private primary and secondary schools	10,874	13,356	19,289	30,627	41,054	6,221
International curriculum programs	28,428	31,434	27,607	19,317	14,114	2,139
Net revenue	213,531	264,988	317,720	354,706	388,842	58,916
Cost of revenue	(80,308)	(96,349)	(117,733)	(138,362)	(147,702)	(22,379)
Gross profit	133,223	168,639	199,987	216,344	241,140	36,537
Operating expenses
General and administrative	(48,846)	(76,893)	(86,908)	(82,858)	(84,110)	(12,744)
Selling and marketing	(12,893)	(14,277)	(29,851)	(23,688)	(37,632)	(5,702)
Research and development	(14,263)	(21,021)	(26,185)	(30,385)	(37,358)	(5,660)
Goodwill impairment	—	(16,192)	(41,036)	—	—	—
Intangible assets impairment	—	—	(29,057)	—	—	—
Total operating expenses	(76,002)	(128,383)	(213,037)	(136,931)	(159,100)	(24,106)
Income (loss) from operations	57,221	40,256	(13,050)	79,413	82,040	12,431
Other income	—	394	562	1,748	572	87
Interest income	1,172	4,118	10,652	4,980	5,552	841
Gain on the sale of investment	—	—	—	—	1,071	163
Gain on consolidation of Hongcheng Xueyuan					260	39
Interest expense	(2,279)	(2,130)	(1,298)	(2)	(5)	(1)
Income (loss) before income tax provisions and noncontrolling interest	56,114	42,638	(3,134)	86,139	89,490	13,560
Income tax provisions
Current	9,475	16,286	11,860	18,981	17,933	2,717
Deferred	(2,481)	(1,283)	(8,387)	306	(4,600)	(697)
Total income tax provisions	6,994	15,003	3,473	19,287	13,333	2,020
Net income (loss)	49,120	27,635	(6,607)	66,852	76,157	11,540
Less: net income contributable to the noncontrolling interests (1)	23,581	25,148	36,412	32,073	36,840	5,582
Net income (loss) attributable to ChinaEdu Corporation shareholders	25,539	2,487	(43,019)	34,779	39,317	5,958
Net income (loss) per share attributable to ChinaEdu Corporation shareholders—basic	0.65	0.06	(0.75)	0.71	0.82	0.12
Net income per preferred A share—basic	0.65	0.06	—	—	—	—
Net income per preferred B share—basic	0.65	0.06	—	—	—	—
Net income per preferred C share—basic	0.65	0.06	—	—	—	—
Net income per preferred D share—basic	—	0.06	—	—	—	—
Net income per share attributable to ChinaEdu Corporation shareholders—diluted	0.60	0.05	(0.75)	0.66	0.76	0.12
Net income (loss) per ADS attributable to ChinaEdu Corporation shareholders
Basic—ordinary	1.95	0.18	(2.25)	2.14	2.46	0.37
Diluted—ordinary	1.80	0.15	(2.25)	1.99	2.27	0.34
Weighted average shares used in calculating ordinary basic net income (loss) per share	39,209,606	42,147,170	57,679,504	48,844,606	48,004,323	48,004,323
Weighted average shares used in calculating ordinary diluted net income (loss) per share	42,708,213	47,322,184	57,679,504	52,519,683	52,010,229	52,010,229

	Years ended December 31,
	2006	2007	2008	2009	2010	2010
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Share-based compensation expense included in:
Cost of revenue	468	346	474	489	815	123
General and administrative	1,942	2,960	4,073	5,982	2,760	418
Selling and marketing	205	222	506	676	2,248	341
Research and development	96	115	178	269	460	70
Total	2,711	3,643	5,231	7,416	6,283	952

Amortization of intangible assets acquired through business combination included in:
Cost of revenue	4,182	3,954	3,956	2,977	2,835	430
Selling and marketing	3,279	3,279	3,250	774	23	3
Total	7,461	7,233	7,206	3,751	2,858	433

	Years ended December 31,
	2006	2007	2008	2009	2010	2010
	RMB	RMB	RMB	RMB	RMB	US$

	(In thousands)
Condensed Consolidated Balance Sheet Data:
Cash and cash equivalents	148,315	497,114	353,933	203,143	190,493	28,863
Term deposits	10,000	6,042	63,500	122,304	120,500	18,258
Accounts receivable, net	12,578	1,238	14,854	28,334	35,091	5,317
Amounts due from related parties	59,979	105,522	150,472	176,802	246,925	37,413
Other current assets	14,346	27,013	24,237	48,547	68,796	10,422
Total current assets	245,218	636,929	606,996	579,130	661,805	100,273
Property and equipment, net	43,657	132,770	170,544	217,893	227,507	34,471
Acquired intangible assets, net	102,836	105,852	70,377	66,621	65,849	9,977
Goodwill	76,509	73,319	38,155	38,155	43,255	6,554
Other long term assets	28,990	31,198	32,608	34,493	51,463	7,797
Total assets	497,210	980,068	918,680	936,292	1,049,879	159,072
Deferred revenues	78,746	83,816	96,068	97,853	105,891	16,044
Accounts payable	8,413	2,773	8,530	6,467	11,410	1,729
Accrued expense and other current liabilities	21,754	42,096	51,629	68,917	83,486	12,649
Amounts due to related parties	7,121	28,316	25,769	25,668	31,177	4,724
Income taxes payable and other taxes payable	16,712	29,121	39,925	49,289	65,120	9,866
Total current liabilities	132,746	186,122	221,921	248,194	297,084	45,012
Long term debt	—	25,724	—	—	—	—
Deferred revenues	289	3,124	6,073	8,075	9,804	1,486
Deferred tax liabilities	19,879	24,036	11,069	10,143	9,836	1,490
Unrecognized tax benefit	—	4,332	5,473	7,727	3,691	559
Convertible notes	30,654	—	—	—	—	—
Total liabilities	183,568	243,338	244,536	274,139	320,415	48,547
Total Net Assets	313,642	736,730	674,144	662,153	729,464	110,525
Total ChinaEdu Corporation shareholders’ equity	264,319	678,734	589,829	559,973	595,979	90,300
Noncontrolling interests (1)	49,323	57,996	84,315	102,180	133,485	20,225
Total equity	313,642	736,730	674,144	662,153	729,464	110,525
Total liabilities and equity	497,210	980,068	918,680	936,292	1,049,879	159,072

(1) We adopted an authoritative pronouncement on noncontrolling interests in consolidated financial statements on January 1, 2009 and adjusted the financial information for prior years retrospectively.

Exchange Rate Information

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.

	Renminbi per U.S. Dollar Noon Buying Rate
Period	Average [1]	High	Low	Period-End
2006	7.9579	7.8041	8.0702	7.8041
2007	7.5806	7.2946	7.8127	7.2946
2008	6.9193	6.7800	7.2946	6.8225
2009	6.8295	6.8176	6.8470	6.8259
2010	6.7603	6.6000	6.8330	6.6000
Previous Six Months
December 2010	6.6497	6.6000	6.6745	6.6000
January, 2011	6.5964	6.5809	6.6364	6.6017
February, 2011	6.5761	6.5520	6.5965	6.5713
March, 2011	6.5645	6.5483	6.5743	6.5483
April, 2011	6.5267	6.4900	6.5477	6.4900
May, 2011	6.4957	6.4786	6.5073	6.4786
June, 2011(through June 10)	6.4790	6.4754	6.4824	6.4801

1 Annual averages are calculated by averaging the noon buying rates on the last business day of each month.  Monthly averages are calculated using the average of the daily rates during the relevant period.

On June 10, 2011, the exchange rate set forth in the H. 10 statistical release of the Federal Reserve Board was RMB6.4801 to $1.00.

We publish our financial statements in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers in Renminbi per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Board, as of December 31, 2010, which was RMB6.6000 to $1.00. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated above, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

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

Although our corporate structure and business are designed to comply with the limitations on foreign investment and participation in the education and telecommunication sectors, we cannot assure you that we will not be found to be in violation of any current or future Chinese laws and regulations. For example, the operation of our 101 online school is subject to the renewal of ICP License, which is subject to the strict scrutiny of the Chinese regulators. We can not ensure that our ICP License will be renewed. See also the risk factors below under “Risks Related to China’s Regulation of the Education and Telecommunication Sectors and Our Corporate Structure.” There are substantial uncertainties regarding the interpretation and application of Chinese laws and regulations. If we or any of our Chinese subsidiaries or Chinese affiliated entity is found to be or to have been in violation of Chinese laws or regulations limiting foreign ownership or participation in the education or telecommunication sectors, the relevant regulatory authorities have broad discretion in dealing with such violation, including but not limited to:

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

For fiscal years ended December 31, 2008, 2009 and 2010, approximately 80.4%, 80.4% and 79.7%, respectively, of our net revenue was generated from services provided to online degree programs of Chinese universities. The growth of this business line depends on our ability to attract potential university partners and the ability of these universities to increase student enrollment for their online degree programs. We face many challenges in our online degree program services business, including:

•
our structure for this line of business, in which services are provided to our university partners’ online degree programs by one of our Chinese subsidiaries and affiliated entity, may be found by Chinese regulatory authorities to violate restrictions on entities other than universities from operating online degree programs;

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

A significant factor affecting the results of our online degree program business is the fees that our university partners are required to pay to independent learning centers. The share of tuition revenue that we receive is after the payment of fees to learning centers. As a result, an increase in the portion of tuition fees paid to the learning centers will result in a decrease in the portion of tuition fees that we receive as revenue. In 2010, majority of our university partners paid fees to independent learning centers in amounts ranging from 12% to 53% of the gross tuition revenues received by their online degree programs. For fiscal years ended December 31, 2008, 2009 and 2010, the portion of gross tuition fees that our university partners paid in aggregate to independent learning centers was approximately 39%, 40% and 40%, respectively. There can be no assurance that the amounts payable to independent learning centers, as a portion of gross tuition fees, will not increase.

To the extent any of the factors discussed above or other adverse developments occur in the online degree program sector, our revenue and results of operations from our online degree program services business could be adversely affected.

Most of our revenue comes from a limited number of customers, the loss of which could significantly impact our revenue and results of operations.

For fiscal years ended December 31, 2008, 2009 and 2010, 67.3%, 63.6% and 58.4%, respectively, of our net revenue was derived from our services to our five largest online degree program customers. Our three largest customers, Renmin University of China, China Agricultural University and Chongqing University, accounted for 16.4%, 12.4% and 11.3%, respectively, of our net revenue in 2010. These same customers accounted for 20.2%, 13.3 % and 9.7%, respectively, of our net revenue in 2009, and 22.1%, 15.2% and 9.0%, respectively of our revenue in 2008. We will likely continue to rely on a relatively small number of customers for a significant portion of our revenue for the foreseeable future. If for any reason our revenue from any of our significant customers or other online degree programs were to decline or if we were to lose any of our significant customers, our revenue and results of operations would be materially and adversely affected.

We may not succeed in attracting additional university online degree programs as customers and our growth prospects could suffer.

Although our strategy is to increase the number of online degree programs using our services, we may not be able to attract additional university partners. Developing and entering into a relationship with a university requires considerable effort on our part, and we may spend considerable time and still may not be successful in developing a new customer. Our ability to expand our services to additional online degree programs is dependent on our ability to identify potential university partners who can provide course offerings that will be attractive to the target market and to develop a mutually acceptable arrangement with the universities for the development of a program. Some of the universities offering online degree programs that do not utilize our services have developed their own technology platforms, and others have entered into service agreements with other service providers. Some of the universities we would like to partner with may not have goals and objectives that are compatible with ours, may be subject to long-term contracts with other service providers, or may have cumbersome decision-making procedures that may delay or prohibit our entering into a service relationship with them. In addition, some of these universities are also being pursued by our competitors. As a result, we cannot predict whether we will be successful in attracting additional universities to which we can provide services. If we are unsuccessful in establishing new service relationships, our strategic growth objectives may not be achieved, thereby adversely impacting our prospects and results of operations.

The tuition charged by online degree programs, the secondary and vocational schools that we provide curriculum programs to and our private primary and secondary schools are all subject to price controls administered by the Chinese government, and our revenue is highly dependent on the level of these tuition charges.

In the year ended December 31, 2010, 79.7% of our net revenue was generated by providing services to online degree programs. Our revenue in this segment comes primarily from service fees that are paid by universities and calculated as a percentage of the tuition revenue of the online degree programs that we service, and the tuition charges for these programs are subject to price controls administered by various price control offices under China’s National Development and Reform Commission, or NDRC. Similarly, our revenue from the curriculum programs that we offer to secondary and vocational schools is also directly dependent on the tuition revenue of those schools, and those tuition charges are subject to administrative price controls. The tuition charges of our private primary and secondary schools are also subject to price controls. In light of the substantial increase in tuitions and other education-related fees in China in recent years, China’s price control authorities may impose stricter price control on tuition charges in the future. If the tuition charges upon which our revenue depends, particularly the tuition charges for online degree programs, were to be decreased or if they were not to increase in line with increases in our costs because of the actions of China’s administrative price controls, our revenue and profitability could be adversely affected.

Our international curriculum programs, which include our vocational and English language programs, are heavily regulated, and our ability to conduct business in this area is highly dependent on regulatory policies and our compliance with these policies.

In April 2007, the MOE issued the Circular on Further Regulating Chinese-Foreign Cooperative Education Programs. The circular directs the local education authorities generally to suspend the approval of any new Chinese-foreign cooperative vocational education programs until the end of 2008, and there is no new policy currently promulgated to revoke the suspension.  To ensure the quality of the Chinese-foreign cooperative education programs, the circular emphasizes the regulatory supervision of these programs and advises local education authorities to closely supervise and monitor existing programs, especially with respect to recruiting materials, advertisements, and issuance of degrees and diplomas, and directs them to report and remedy any non-compliance by existing programs of the applicable regulations. As a result of this circular, our BCIT program has not been able to contract new schools for the program and we do not expect it will in the near future. Although the circular only discusses the suspension of approvals through the end of 2008, we cannot assure you that our BCIT program will be able to contract new schools in 2011 or at any time after that.

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

As a result of these developments, we incurred a goodwill impairment charge of RMB16.2 million related to the international curriculum programs segment during the year ended December 31, 2007 and an impairment charge of RMB68.2 million related to the international curriculum programs segment during the year ended December 31, 2008, of which RMB39.1 million was related to goodwill impairment and RMB29.1 million was related to intangible assets impairment. Since 2009, we have not incurred any impairment charges.

Our business is subject to seasonal fluctuations, which may cause our operating results to fluctuate from quarter to quarter. This may result in volatility and adversely affect the price of our ADSs.

We have experienced, and expect to continue to experience fluctuations in our revenue and results of operations, due to a number of reasons including seasonal changes in the number of students who are enrolled in, or served by, our businesses. Generally, more new revenue student enrollments occur in the fall, and more returning student enrollments occur in the spring upon selection of additional course credits. We generally recognize revenue over the six-month period following these enrollments. Our expenses and costs, however, do not necessarily correspond with changes in our revenue or the number of students who are enrolled in, or served by, our businesses. We expect quarterly fluctuations in our revenue and results of operations to continue. These fluctuations could result in volatility and adversely affect the price of our ADSs. As our revenue grows, these seasonal fluctuations may become more pronounced.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010 and has concluded that our internal control over financial reporting was effective as of December 31, 2010. See “Item 15. Controls and Procedures.” Nevertheless, we cannot assure you that these measures will continue to be effective and that any significant deficiencies and material weakness in our internal control over financial reporting will not be identified in the future.   Moreover, if we fail to maintain the adequacy of our internal control, we may not be able to conclude that we have effective internal control over financial reporting. Even if we do conclude that our internal control over financial reporting is effective, our independent registered public accounting firm may still issue a report that is qualified if it is not satisfied with our internal control. Furthermore, effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important to help us to manage the company effectively and prevent fraud. As a result, our failure to maintain effective internal control over financial reporting could result in a loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs.

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

The success of our business in providing services to online degree programs depends in part on the actions of learning centers and universities over which we have limited control. The learning centers, principally operated by third parties, perform a number of essential functions for universities that operate the online degree programs (such as marketing, enrollment, administration, tuition collection and testing), but we have limited ability to ensure that they adequately perform these functions or comply with the regulations and standards applicable to them. If the learning centers upon which our online degree programs are dependent experience regulatory compliance issues, our results of operations and our ability to attract and retain university partners will be adversely affected. In addition, because a university must obtain regulatory approval, which is generally a time consuming process, to either change learning centers or establish its own learning centers, the learning centers may demand substantial compensation for their services.

Because we face significant competition in several of our lines of business, we could lose market share and may need to respond by lowering our prices, which could materially and adversely affect our results of operations.

We currently serve 10 universities out of the 67 universities that have been approved to offer online degree programs in China. In addition we also serve Guangxi Radio and TV University ("GRTU") and Fujian Radio and TV University ("FRTU"), which are subsidiaries of China Central Radio and TV University, a distance learning facility that has been approved to offer online degree programs in China. We have established collaborative alliances, long term contracts and licensing agreements with these 12 universities, and our revenue from these universities depends on the total tuition generated by their programs. The online degree programs of these universities must compete with the online degree programs of the other universities approved to offer online degree programs, as well as other education and training programs that compete for student enrollment. Our learning center network also faces competition from other third party learning centers in their efforts to attract student enrollments. While we are trying to enter into agreements with additional universities with respect to their online degree programs, we face competition from other service providers and may not succeed in our efforts.

Our online tutoring and test preparation business competes for students with traditional in-person tutoring services and after school programs, as well as with companies providing online services similar to ours. Our English language programs compete for students with other private schools with English language programs, sister schools, online programs, after school programs and self-study programs. Our vocational programs compete for students with other Chinese-foreign cooperative education programs, sister school programs, distance learning programs, self-study programs and other vocational and technical training programs. Our private primary and secondary schools compete for recruiting students with other schools in their respective areas as well as boarding schools that recruit students on a nationwide basis.

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

To date, we have also obtained provincial level approval to operate 39 learning centers. In the 3rd quarter of 2010, we began establishing 18 additional learning centers to further penetrate into economically developed cities. These 18 learning centers provide recruiting services, but do not function as examination testing facilities, and therefore do not require any provincial level approval. In addition to the aggregate 57 learning centers discussed above, we have also entered into agreements with 43 third-party learning centers to support the services that we provide for online degree programs.

Our strategy to operate learning centers involves various risks and may not succeed. These risks include those related to operating a new business in which we do not have significant experience. To be successful in operating learning centers we will have to obtain new contracts on acceptable terms with the university online degree programs, all of which already have existing relationships with learning centers. We will also have to incur capital expenditures and operating expenses and devote substantial time and other resources to establish and staff these new learning centers. In addition to the risks of entering a new line of business, we also face regulatory risks relating to our plan to expand the scope of our approval to a national scope with an unlimited number of learning centers and to convert our provisional licenses to permanent approvals. Moreover, even in the event we are able to successfully obtain MOE approval to operate learning centers in additional provinces, we will still need to obtain approval from the relevant provincial level education authorities before we are able to establish any new learning centers, and there are risks relating to our ability to obtain such provincial level approvals.  Any one of these risks could cause our expansion into the learning center business to be delayed or unsuccessful and our business, financial condition and results of operations could be adversely affected.

 We are required to obtain various operating licenses and permits and to make registrations and filings for our offline tutoring services in China; failure to comply with these requirements may result in fines, confiscation of the gains derived from our noncompliant operations or the suspension of our noncompliant operations, which may materially adversely affect our business operations.

We are required to obtain and maintain various licenses and permits and fulfill registration and filing requirements in order to conduct and operate our offline tutoring training business. For instance, to establish and operate a school to provide offline tutoring and training services, we are required to obtain a private training school operating permit and to make necessary filings with the Ministry of Education and the Ministry of Civil Affairs or their local bureaus. In November 2010, we obtained an operating permit to offer offline tutoring and training services in XiCheng District, Beijing, China. In the future, if we expect to launch similar services in other areas in Beijing or other cities, the required operating permits must be obtained from local government authorities. Although we have not been subject to any material fines or other penalties in relation to any non-compliance of licensing requirements, we may be subject to fines, confiscation of the gains derived from our noncompliant operations or the suspension of our noncompliant operations, which may materially and adversely affect our business and results of operations.

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

In addition, if any member of our senior management or any of our other key personnel joins a competitor or forms a competing company, we may lose customers, business partners and key professionals and staff members to them. Each of our senior executives and key personnel has entered into an employment agreement with us that contains confidentiality and non-competition provisions. In the event of a dispute between any of our senior executives or other key personnel and us, however, we cannot assure you as to the extent, if any, that these provisions may be enforceable in China due to uncertainties involving the Chinese legal system.

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

There are considerable challenges in locating and attracting the personnel we need as competition in China for quality educators is intense. To the extent we have focused our market for English language programs, international post-secondary education programs and our private primary and secondary schools in second tier cities, we also face challenges in attracting teachers from overseas who are willing to relocate to areas in which there are few, if any, expatriates and the living conditions are markedly different from their home countries. If we are unable to attract and locate well-qualified educators for the various programs, our results of operations could be adversely affected.

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

Any acquisition may require a significant commitment of management time, capital investment and other resources. For example, our entry into the private primary and secondary school business, which includes our Anqing Foreign Language School (the “Anqing School”), Pingdingshan Wellent Bilingual School (the “Pingdingshan School”) and Jingzhou School (Southern Campus), has required us to invest significant amounts for the acquisition of the rights to operate these schools and for expanding facilities and upgrading the services offered by these schools. In 2010, we completed the construction of a new campus at the Anqing School and our capital expenditures in Anqing School totaled RMB16.8 million for the year ended December 31, 2010.  We anticipated that the additional capital expenditures associated with the contracted commitment at the Anqing School will be approximately RMB7.9 million in 2011. In 2009, we constructed a new building and made related facility improvements for Pingdingshan School. Our capital expenditures in connection with such construction and facility improvements totaled RMB1.5 million for the year ended December 31, 2010. We anticipate that the additional capital expenditures associated with the contracted commitment at the Pingdingshan School will be approximately RMB1.6 million in 2011.

In the case of the Jingzhou School (Southern Campus), we initially planned to complete construction of a new campus by the fall 2006 recruiting season.  Because of ongoing delays and the uncertainty as to when these delays will be resolved, we had outstanding capital commitments of approximately RMB64.8 million as of December 31, 2010 associated with Jingzhou School (Southern Campus). Delays in construction of the new campus at Jingzhou School (Southern Campus) have adversely affected the expected return on this investment, and we cannot assure you that we will be able to begin construction in the near future, or at all.

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

Substantially all of the servers used to support our business operations are currently hosted in the same location in Beijing. We do not have a backup location, so we cannot assure you that we will be able to operate if our server location suffers from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, terrorist acts or similar events. Any of these events could give rise to server interruptions, breakdowns, system failures, technology platform failures and Internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware. These types of events could adversely affect our ability to provide our services to online degree programs and our online tutoring programs and adversely affect our operations. See “Item 5. Operating and Financial Review and Prospects—C. Research and Development, Patents and Licenses, etc.—Technology.”

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

Our university partners may be liable for refunds to students, which could adversely affect our revenue.

Most university online degree programs require students to pre-pay for a set number of courses at the outset of their enrollment; however, these students may not enroll in all of these courses in the same period for which they have prepaid tuition. We receive service fees from each university for technology and support services that we render to our university partners during a given semester to support their online degree programs. Our contracts are typically structured so that our service fees are based upon the cash tuition receipts of the university during a given semester. To the extent students request that the universities refund any unused prepaid tuition, our revenue could be adversely affected because the universities are entitled to deduct these refunds from the cash receipts upon which our fees are based. In 2010, the average refund rate, which was refund expressed as a percentage of cash receipts, of the majority of the university online degree programs that we service was approximately 1%. Increases in this rate could increase our revenue volatility and adversely affect the profitability of our services.

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

Notwithstanding certain restructuring activities and the acquisition of 100% of the equity interest in Gotop Electronic, the entity that provides our online tutoring services and the ICP services related to such online tutoring services  our initial 80% equity interest in Gotop Electronic was originally acquired in 2005 through a separate subsidiary, Hongcheng Liye. That acquisition required approvals from the MII, the MOE and the Ministry of Commerce, and these approvals were not obtained.  Although in 2007, the 80% equity interest held by Hongcheng Liye was transferred to Xiandai Technology, and we acquired the remaining 20% equity interest in Gotop Electronic in 2008 through our affiliated entity, Hongcheng Education, any challenge by the Chinese government to our initial acquisition or the imposition of sanctions against us for our activities before the restructuring could adversely affect our results of operations. In 2010, our online tutoring business accounted for 6.1% of our net revenue. There is no assurance that we will not be sanctioned for our non-compliance before these corrective measures were taken. These sanctions can range from monetary fines and penalties to suspension of our licenses or services that we provide to our customers.

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

We rely on our Chinese affiliated entity, Hongcheng Education, to operate our private primary and secondary schools and to provide services to some of our university partners. And through Xiandai Technology, which is a wholly owned subsidiary of Hongcheng Education, we hold and maintain certain ICP licenses for operating our websites. Hongcheng Education is owned by Chinese citizens with whom we have entered into contractual arrangements to provide us with control over and substantially all the economic benefits from the entity. Hongcheng Education is our variable interest entity, but we have no direct ownership interest in it. Our contractual arrangements with the Chinese affiliated entity and the shareholders of the Chinese affiliated entity include technical consulting and services agreements, loan agreements, shareholder voting rights entrustment agreements, call option agreements, equity pledge agreements and powers of attorney. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Our Corporate Structure and Contractual Arrangements.” There are considerable uncertainties regarding the interpretation and application of Chinese laws and regulations governing these contractual arrangements. Accordingly, we cannot guarantee that these arrangements will not be challenged by Chinese regulatory authorities or found to violate existing Chinese laws or regulations or new laws and regulations that may be adopted in the future. In addition, under the State Administration of Foreign Exchange, or SAFE, regulations, all foreign denominated loans are required to be registered with SAFE. Our U.S. dollar loans to the shareholders of Hongcheng Education to fund the registered capital requirements of Hongcheng Education were not registered with the SAFE at the time they were made. As a result, we could be subject to sanctions for these loans and these loans may not be enforceable under Chinese laws.

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

Our Anqing School was established as a school that requires reasonable returns. If new regulations are promulgated, our board will evaluate the merits of adopting similar articles of association for our remaining private schools.

Current laws and regulations governing private education may be amended or replaced by new laws and regulations that (i) impose significant limitations on the ability of our schools to operate their business, charge course fees or make payments to related parties for services received, (ii) specify the formula for calculating “reasonable returns” or (iii) change the preferential tax treatment policies applicable to private schools. We cannot predict the timing and effects of amendments or new laws and regulations. Changes in Chinese laws and regulations governing private education or otherwise affecting our Chinese affiliated entity and its subsidiaries’ operations could materially and adversely affect our business prospects and results of operations.

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

We are a holding company, and we may rely in the future on dividends from our Chinese subsidiaries and service, license and other fees paid to our Chinese subsidiaries by our Chinese affiliated entity and its subsidiaries for our cash requirements, including servicing any debt we may incur. Current Chinese regulations permit our Chinese subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our Chinese subsidiaries and Chinese affiliated entity (other than our schools, which are subject to different regulations) in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Currently, all of our Chinese subsidiaries comply with this reserve requirement except five of our Chinese subsidiaries because their statutory reserves have reached 50% of their registered capital. Furthermore, if our Chinese subsidiaries and Chinese affiliated entity incur debt on their own behalf in the future, the terms of that debt may restrict their ability to pay dividends or make other payments to us. Moreover, at the end of each fiscal year, every private school in China is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. For private schools that require reasonable returns, this amount must be at least 25% of the annual net income of the school, if any. As a result, our return on investment in our private schools will be limited by this reserve requirement. See “—Our Chinese affiliated entity and its subsidiaries may be subject to significant limitations on its ability to operate private schools or make payments to related parties or otherwise be materially and adversely affected by changes in Chinese laws and regulations.” Any limitation on the ability of our Chinese subsidiaries and Chinese affiliated entity to distribute dividends or other payments to us in the future could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

We may be treated as a “resident enterprise” for PRC tax purposes under the Enterprise Income Tax Law, which may subject us to PRC income tax for our income originated both within and outside the PRC.

Under the Enterprise Income Tax Law (the “EIT Law”), enterprises established under the laws of non-PRC jurisdictions but whose “de facto management” body is located in the PRC, may be treated as “resident enterprises” for PRC tax purposes. The EIT Law’s implementing rules define “de facto management” as having substantial and overall management and control over the production and operations, personnel, accounting, and properties of the enterprise. Based on our analysis of the current facts, we believe that we and our overseas subsidiaries should not be treated as “resident enterprises” for PRC tax purposes. It remains unclear, however, as to how tax authorities will determine tax residency based on the facts of each case. For the year ended December 31, 2010, our calculation of income taxes generally reflects our status as a non-China tax resident company. If the PRC governmental authorities hold that we and our overseas subsidiaries should be treated as a resident enterprise for PRC tax purposes, the effective date of the EIT Law, our worldwide income will be subject to PRC income tax at the 25% uniform tax rate,  which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations, although dividends distributed from our PRC subsidiaries to us could be exempt from Chinese dividend withholding tax, since such income is exempted under the new EIT Law to a PRC resident recipient.

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

The Chinese government implements a number of measures to slow down specific segments of China’s economy that it believes to be overheating. The Chinese economy experienced high inflation in 2010, with China's consumer price index reaching 5.1% in November 2010, the highest level in 28 months. The high inflation could adversely impact our operating costs and operating margin in the future.

To curb the accelerating inflation, the People's Bank of China, or the PBOC, China's central bank, raised benchmark interest rates in October and December of 2010 and in February of 2011 and raised the reserve ratio required for major Chinese banks in February of 2011, for the fifth time in four months. The various macroeconomic measures and monetary policies adopted by the PRC government to guide economic growth and the allocation of resources may not be effective in sustaining the current growth rate of the Chinese economy. In addition, such measures, even if they benefit the overall Chinese economy in the long run, may have an adverse effect on the spending power of the Chinese students and their families on education if they reduce their disposable income therefore could materially affect the demand for our services, our prospects and results of operations.

If preferential tax treatments currently available to us are reduced or repealed, our business and results of operations could suffer.

On January 1, 2008, the EIT Law became effective, pursuant to which FIEs, such as our Chinese subsidiaries, and domestic companies are both subject to a uniform statutory tax rate of 25%. Preferential tax treatments will continue to be granted to entities that are classified as “high and new technology enterprises strongly supported by the State” or to entities that conduct business in encouraged sectors, whether FIEs or domestic companies. Pursuant to Circular 172, which was issued on April 14, 2008, in order for applicant enterprises to be classified as “high and new technology enterprises strongly supported by the State,” certain requirements must be met, such as ownership of the core intellectual property, products or services within “State-Encouraged High Technology Areas.”  Pursuant to the EIT Law and regulations thereunder, enterprises that were established before March 6, 2007, and were enjoying preferential tax rates according to previous tax laws, administrative regulations, and other circulars with equivalent effect, will have their preferential tax rates gradually transitioned to the new uniform tax rate over a five-year period starting from January 1, 2008. Enterprises that were also enjoying preferential tax exemptions and/or reductions for a specified term, however, may continue to enjoy those exemptions and/or reductions in accordance with the implementation of transitional preferential tax policies for enterprise income tax.

On April 14, 2008, Measures on the Classification of High and New Technology Enterprises, a discussion and interpretation of the detailed standards applicable to the classification of “high and new technology enterprises” status, was promulgated.  Currently nine of our subsidiaries and affiliated entity have been approved and classified as “high and new technology enterprises.”  Each approval is valid for three years conditional upon successfully meeting criteria and filing requirements on an annual basis, and each classified entity can then apply to renew for an additional three years provided their business operations continue to qualify for the new HNTE status. However, as the procedures for obtaining classification as “high and new technology enterprises” are very complicated and time consuming, and the standards for classification as a “high and new technology enterprise” are not easy to achieve, we cannot assure you that our entities currently classified as “high and new technology enterprises” will continue to be classified as such.

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

If Chinese regulatory authorities determine that any of our websites or the websites of our university partners providing online degree programs is in violation of law or policy and takes action to close any such website or impose other sanctions, our business, financial condition and results of operations would be materially and adversely affected.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. Since July 2005, the Renminbi is no longer pegged solely to the U.S. dollar. Instead, its value is measured against a basket of currencies, determined by the People’s Bank of China. For example, on August 26, 2008, the Renminbi appreciated against the U.S. dollar to approximately RMB6.78 to US$1.00, representing an upward revaluation of 0.99% of the Renminbi against the U.S. dollar, as compared to the exchange rate on the previous day.   The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the future. As of June 10, 2011, the Renminbi per U.S. dollar exchange rate was RMB 6.4801 to US$1.00. Fluctuations in the exchange rate will also affect the relative value of any dividend we may issue, and earnings from and the value of any U.S. dollar-denominated investments we make in the future.

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

Our business could be adversely affected by an outbreak of a contagious disease, such as the H5N1 strain of avian flu, the H1N1 strain of swine flu or Severe Acute Respiratory Syndrome, or SARS.  During the spring of 2003, China experienced an outbreak of SARS that resulted in the closure of schools, Internet cafes, and many office buildings and caused a general slowdown of business activity and the economy. China also reported a number of cases of SARS in April 2004. There have also been recently reported cases of swine flu in China and there are concerns that a pandemic could develop rapidly if the swine flu spreads broadly in China.   A reoccurrence of the SARS epidemic or the occurrence of another epidemic or outbreak could adversely affect the demand for our products and services or our ability to market and service our customers and could require the closure of our private primary and secondary schools. Our business operations could be disrupted if any of our employees is suspected of having SARS, the avian flu, the swine flu or other contagious diseases, which would require that a certain number of our employees be quarantined and/or our offices be disinfected. In addition, our results of operations could be adversely affected to the extent that an outbreak of SARS, the avian flu or other contagious diseases harms the Chinese economy in general.

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

We have asked our shareholders and beneficial owners who are Chinese residents to make the necessary applications and filings as required under Notice 75 and other related rules. However, due to uncertainty concerning the reconciliation of Notice 75 with other approval or registration requirements, it remains unclear how Notice 75, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We will attempt to comply, and attempt to ensure that our shareholders and beneficial owners who are subject to these rules comply, with the relevant requirements. However, we cannot provide any assurances that all of our shareholders and beneficial owners who are Chinese residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by Notice 75 or other related rules. In addition, certain of the holders of options to purchase our ordinary shares are Chinese residents. It is unclear under the SAFE Rules whether these option holders would be deemed to be beneficial owners of our company for purposes of these rules as a result of holding these options. The failure or inability of our Chinese resident shareholders or beneficial owners to register with the SAFE in a timely manner pursuant to the SAFE Rules, or the failure or inability of any future Chinese resident shareholders or beneficial owners to make any required SAFE registration or comply with other requirements under the SAFE Rules, may subject these shareholders or beneficial owners to fines or other sanctions and may also limit our ability to contribute additional capital into or provide loans to our Chinese, limit our Chinese subsidiaries’ ability to pay dividends to us, repay shareholder loans or otherwise distribute profits or proceeds from any reduction in capital, share transfer or liquidation to us, or otherwise adversely affect us.

We may be subject to fines and legal sanctions imposed by SAFE, State Administration of Taxation or other Chinese government authorities if we or our Chinese employees fail to comply with recent Chinese regulations relating to employee stock options granted by offshore listed companies to Chinese citizens.

On March 28, 2007, the SAFE issued the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company , or the Stock Option Rule. Under the Stock Option Rule, Chinese citizens who are granted stock options by an offshore listed company are required, through a Chinese agent or Chinese subsidiary of the offshore listed company, to register with the SAFE and complete certain other procedures. In addition, the Ministry of Finance and State Administration of Taxation issued the Issues Relevant to the Levy of Individual Income Tax on the Income from Stock Option of Individuals Circular or Caishui [2005] No. 35, which was effective as of July 1, 2005. Under this rule, enterprises in China that operate stock option schemes as the withholding agent for individual income tax should submit certain information to the competent tax authority and fulfill the obligations for withholding and making payment of individual income. As an offshore listed company, we and our Chinese employees may be subject to fines and legal sanctions imposed by the SAFE, State Administration of Taxation or other Chinese government authorities, if they determine that we fail to comply with the relevant requirements. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation of Foreign Currency Exchange and Dividend Distribution—SAFE regulations on overseas investment of Chinese residents and employee stock options.”

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

We believe that our current cash and cash equivalents, term deposits and anticipated cash flows from operations will be sufficient to meet our presently anticipated cash needs through the end of fiscal year 2011. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We have no current plans to undertake or secure any such equity or debt financing, and we can provide no assurance that any such financing would be available in amounts or on terms acceptable to us, if at all.

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

We were incorporated as an exempted company in the Cayman Islands with limited liability on September 6, 1999 and began our online degree program services business in the same year, providing services to Renmin University of China. Since our inception, we have rapidly grown our online degree program services business and have added three new business lines through a series of acquisitions in 2005 (online tutoring, private primary and secondary schools and international curriculum services) and in 2006 (vocational post-secondary international curriculum programs).

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

For a description of our principal capital expenditures, see “—D. Property, plants and Equipment’ and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.”

B.	Business Overview

We are a leading educational services provider in China, incorporated as an exempted limited liability company in the Cayman Islands. Established in 1999, our primary business is to provide comprehensive services to the online degree programs of leading Chinese universities. These services include academic program development, technology services, enrollment marketing, recruiting, student support services and finance operations, which entail accounting, treasury, financial analysis, accounts receivables and accounts payable services for online degree programs. Our other lines of businesses include online tutoring services, the operation of private primary and secondary schools, and marketing and support for international curriculum programs. We believe we are the largest service provider to online degree programs in China in terms of the number of higher education institutions that are served and the number of student enrollments supported.

We currently provide technical, recruiting and other services to 27 universities with online degree programs and provide services and support to 7 additional universities that are awaiting regulatory approval to launch their online programs. Of these the total 34 universities, 19 of which have entered into long-term contracts with us generally varying from 10 to 50 years in length. We also perform recruiting service through our nationwide learning center network for 21 universities, including 6 with which we have established exclusive long-term contracts for comprehensive service. As of December 31, 2010, there were approximately 311,000 revenue students in the online degree programs that we service through these relationships. A revenue student is counted when a student makes a payment in the semester. These online degree programs are marketed under the brand names of these leading Chinese universities, which allow us to benefit from the significant brand equity that these higher education institutions have established.

Our business has experienced significant growth since its inception in 1999. This growth has been driven by the increased number of universities that we serve, the increased enrollment of the online degree programs of our university partners, and our expansion into other education-related lines of business. We generate our revenue from service fees and tuition payments derived from students who are enrolled in, or served by, our businesses. As of December 31, 2010, we provided services to online degree programs that had an aggregate of approximately 311,000 revenue students, and we served approximately 51,450 revenue students in our other businesses. Our net revenue increased from RMB317.7 million in 2008 to RMB354.7 million in 2009 and further to RMB388.8 million ($58.9 million) in 2010, representing a compound annual growth rate, or CAGR, of 10.6%. Net revenue from our online degree programs contributed 80.4%, 80.4% and 79.7% of our total net revenue for the years ended December 31, 2008, 2009 and 2010, respectively.

We generated RMB13.1 million loss from operations in the year ended December 31, 2008, but generated RMB79.4 million income from operation for the year ended December 31, 2009, which further increased to RMB82.0 million for the year ended December 31, 2010. Our net loss attributable to ChinaEdu Corporation shareholders increased from RMB43.0 million for the year ended December 31, 2008 to a net income of RMB34.8 million for the year ended December 31, 2009. Net income attributable to ChinaEdu Corporation shareholders further increased to RMB39.3 million ($6.0 million) for the year ended December 31, 2010.

The loss in both income from operations and net income attributable to ChinaEdu Corporation shareholders in 2008 was primarily due to impairment losses on goodwill and intangible assets of RMB70.1 million for the year ended December 31, 2008. We did not have any impairment losses on goodwill and intangible assets in 2009 and 2010.

Our Strengths

We believe that we possess the following competitive strengths:

•
Market leadership and proven track record.     We are one of the market leaders in the education services market in China due to our early mover advantage, proven track record and delivery of innovative services that are in high demand. We believe we are the leading company in China providing comprehensive services and technological and operational support to Chinese universities with online degree programs, both in terms of the number of institutions served and student enrollment supported. Our experienced management team, established technology platform and capabilities, operational expertise and content portfolio allow us to effectively attract and retain customers as well as identify new opportunities in the private education market.

•
Substantial knowledge of our customers and the Chinese education market.       Through our eleven year operating history, early efforts to develop an online technology platform and comprehensive service offering for Chinese universities, we have acquired substantial knowledge of the Chinese education market and the needs of its consumers. As we have expanded our service offerings, we are able to take advantage of our market knowledge to address additional areas in which we believe we can leverage our experience, processes and technology to meet the needs of the market. As a result, we have expanded our business to include the distribution and support of international curriculum and the operation of private primary and secondary schools and an online tutoring platform.

•
Provider of premier services for online degree programs.     We believe our products are positioned as attractive choices for both academic institutions and students. We have provided comprehensive services and support to universities for their online degree programs since 1999. Our service model and technology platform have proven to be successful, as demonstrated by our leading position in terms of number of institutions served. In addition, we have developed a wide array of proprietary courseware, from which we have tailored over 1,646 courses for our university partners based on their individual requirements.  Many of these courses can be used as a base from which we can develop similar courses for new university partners, thus enabling us to benefit from economies of scale. We use this service model with our reliable technology platforms, comprehensive library of courseware and operational and marketing expertise to help universities achieve their academic and financial goals.

•
Experienced management team with proven track record.     We have an experienced management team with an average of over 12 years of experience in either the education services industry or the online services industry. We have recruited and retained strong leaders with proven skills to serve in key positions within our management team, and our team members collectively possess substantial experience in education, technology, marketing and finance.

•
After school online tutoring expertise.      We believe our 101 online school, which holds a 15 year proven track record, is the earliest established K-12 after school and online tutoring platform in China. Our online tutoring program boasts broad educational resources including the country’s most extensive online education content bank as well as an unrivalled expertise in online teaching that includes a standing network of 10,000 part-time and full time front line teachers. Our online tutoring platform, along with our rich experience in K-12 after school tutoring, enables us to further penetrate both the K-12 after school tutoring market as well as the K-12 online tutoring market with a greater chance of success.

Our Strategy

As the Chinese economy continues it growth, individual purchasing power in China has increased significantly. These factors, in combination with the dramatic developments in technology in the past decade, position us favorably as we prepare to launch a series of high-end products that will engage students in interactive learning. To harness the opportunities brought by a strong economy and continual technological advances, our strategy consists of the following key elements across our business segments:

Online Degree Programs:

•
Expand the penetration of our online degree program services.     We plan to take advantage of our established leadership position and track record to further penetrate the online degree market by increasing the number of universities that use our services and by helping our existing university partners increase enrollment in their current programs. We continuously and actively target new universities to become our partners for their online education programs. Additionally, we plan to help our existing university partners increase enrollment in their online programs by helping them expand their course offerings, improve marketing and recruitment initiatives and reduce student attrition. We continually strive to enhance our technology platform to improve the online learning experience for university students.

•
Expand our network of learning centers.     We established our learning center network in 2008 to strengthen our ability to assist our customers with recruitment and enhance the service quality of our online degree programs. We currently have 100 learning centers. We believe these learning centers allow us to significantly enhance our brand recognition, increase our access to potential students for online degree programs and thereby allow us to enhance our profitability. We are also actively pursuing strategic relationships with potential university partners to provide learning center services to their online degree programs in the future.

K-12 Programs:

•
We seek to advance our K-12 programs by further improving our online tutoring business while simultaneously penetrating the offline (after school) tutoring market.  Whether online or offline, the K-12 market allows us to leverage our core competencies: harnessing technological advancement, content creation and teaching expertise. In our online tutoring program, we plan to improve our products to make them more interactive and to allow them to take full advantage of all the newest terminal delivery systems such as tablets, smart phones and other web-enabled platforms. In our offline programs, we also strive to make our experiences as interactive as possible by designing courses that focus on students and by giving our experienced teaching staff flexibility in preparing curriculum to meet the needs of students today. Additionally, to keep pace with growing demand for high-end K-12 programs, we continue to offer boost programs and test preparation courses for students on the Gao Kao Track. Students on the Gao Kao Track are mainly served by our 101 online services and products designed to achieve score-driven results. We believe our extensive experience in K-12 programs, our strong sales channels and R&D team and our planned improvements to our customer service will increase the market appeal of our online and offline K-12 programs.

International and Elite Programs:

•
Launch International and Elite Programs.  To keep pace with the growing demand for high-end programs, we hired an experienced team in 2010 to develop several internationally-focused programs, including US college prep courses as well as SSAT, SAT and AP prep courses. We believe growing demand for study abroad programs provides solid growth opportunities for our international programs. To increase the appeal of our Elite Programs, we will extend our focus to include lower grades and offer programs for K-12 students. These elite programs are designed for students whose parents seek academic and non-academic activities that will provide a holistic education for their children and cultivate them into well-rounded individuals who might be more attractive candidates to American universities. In addition to with Gifted/Talented and Education Support academic programs, our Elite Programs offer music, art, community service and other course offerings traditionally available western education systems.

Whole company:

•
Develop new products and services that further enhance the learning experience of existing students and attract new students.    We plan to increase our research and development efforts to develop new products and services for our online tutoring and online degree programs to introduce more robust online learning programs that will enhance our students’ learning experience and improve their sense of community when they use our programs. We further plan to enhance our online tutoring programs by recruiting additional high quality teachers, expanding our program curriculum and incorporating more interactive technology to increase student usage and retention for our programs.

•
Pursue strategic acquisitions.     In recent years, we have made a number of strategic acquisitions to broaden our service offerings and to expand into additional segments of the Chinese educational market. We will continue to seek and evaluate acquisition opportunities that are complementary to our existing lines of business or can further expand the services that we provide to customers.

•
Continue to strengthen our brand name and our reputation.     As we move towards becoming a more consumer-driven business, we will focus on continuing to build our brand name and reputation among existing customers, other Chinese and foreign education institutions as well as students, teachers and parents. We believe that building our brand and reputation will allow us to attract new schools and students to our expanding business lines. We have been increasing plan to increase our marketing activities by launching public relations campaigns designed to reach a broader group of teachers and parents and increase awareness of our brand among university management teams.

•
Aggregate educational contents and integrated standards.     Like the music industry, we believe that the education industry must build extensive amount of contents and create common standards for the electronic delivery of educational content. We intend to work towards aggregation of 3rd party contents and the development of these standards to support the expansion of our online programs and ensure that end-users, including the owners of tablets and other web-enabled devices, will be able to access our content.

Our Business

We are a leading educational service provider in China. Our primary business is to provide comprehensive services for the online degree programs of leading Chinese universities. We also offer online tutoring services to primary and secondary school students, operate primary and secondary schools and market international English language curriculum programs to established learning institutions.

Online Degree Programs

Our primary business is to assist universities in China in the establishment, operation and expansion of their online degree programs. We currently provide technical, recruiting and other services for the online degree programs of 27 universities and provide technology support services to 7 additional universities that are currently awaiting regulatory approval to launch their online degree programs. These online degree programs had approximately 311,000 revenue students as of December 31, 2010.   The online degree programs we currently service offer a wide range of associate and bachelor’s degree programs, including, but not limited to, accounting, marketing, finance, business administration, international business, law, civil engineering, education, computer science, literature, project management, marketing and administrative management. These online degree programs primarily target working adults who have sufficient economic means to support their studies and who value the flexibility of a self-paced online education. For the years ended December 31, 2008, 2009 and 2010, we generated 80.4%, 80.4% and 79.7%, respectively, of our net revenue from our online degree program services business.

Online degree programs in China must be approved by the MOE. At present, 67 universities in China have received approvals from the MOE to operate online degree programs, as well as the China Central Radio and TV University, which functions primarily as a distance learning facility. The China Central Radio and TV University delivers its courses to students primarily over satellite and television, and we believe it currently does not compete with the other 67 universities in the online degree program market. As of December 31, 2010, most of these 67 universities had registered students in their online degree programs, students registered in online degree programs can pursue either associate degrees or bachelor’s degrees. They must generally prepay tuition for a minimum number of credits upon initial enrollment, which can be applied to credits sought in subsequent semesters. The total number of credits required to graduate from an online degree program offered by these universities generally ranges from 80 credits for associate degrees to 160 credits for bachelor’s degrees. Tuition per credit ranges from approximately RMB60 to RMB180, and is subject to the review and approval of the pricing administration authority and the filing with the relevant education authority.

Our network of brick and motor learning centers assist universities with a number of functions that are vital to their online degree programs, including marketing, enrollment administration, student services and tuition collection. Learning centers provide a location to offer academic review sessions and technical support to students. Having learning centers with an actual physical location is complementary to online distance learning, since they facilitate face-to-face tutorial sessions, student consultations and course material distribution. Learning centers also ensure the integrity of examinations. For example, entrance exams and final exams are conducted on site at the learning centers, allowing supervised testing to occur in controlled environments. Learning centers are generally operated by third parties that have entered into agreements with universities. Many learning centers are owned by polytechnic (vocational) schools, allowing these institutions to leverage their infrastructures to serve the higher education market.

In February 2007, we received provisional approval from the MOE to operate 10 learning centers in the provinces of Beijing, Shanghai, and Jiangsu and Zhejiang for a trial period of up to 18 months. Although this provisional approval has since expired, the MOE has not ordered us to terminate operations at our learning centers, although no assurance can be given that the MOE will not do so. To date, we have also obtained provincial level approval to operate 39 learning centers. In the 3rd quarter of 2010, we began establishing 18 additional learning centers to further penetrate into economically developed cities. These 18 learning centers provide recruiting services, but do not function as examination testing facilities, and therefore do not require any provincial level approval. In addition to the aggregate 57 learning centers discussed above, we have also entered into agreements with 43 third-party learning centers to support the services that we provide for online degree programs. We believe that the opening of these learning centers will allow us to significantly enhance our brand recognition, increase access to potential students for online degree programs and enhance our profitability. We also are actively seeking to establish strategic relationships with universities that currently are not our online degree program customers to provide learning center services to their online degree programs.

Our Services

Through collaborative alliances and other revenue-sharing arrangements, we offer comprehensive services to our university partners, including academic program development, technology services, enrollment marketing, recruiting, student support services and finance operations, which entail accounting, treasury, financial analysis, accounts receivable and accounts payable services for online degree programs. We also provide initial capital resources to establish their online degree programs. We believe we are the only service provider in China that offers a comprehensive set of services to online universities that supports virtually all aspects of a student’s progression through an online degree program. Through these services, we enable our university partners to quickly establish an online degree program that offers a high level of service quality and to significantly expand or improve their business initiatives with minimal initial investment. Our strategic relationships with universities are based upon long-term contracts that generally vary in length from 10 to 50 years.

Academic Program Development.    The development of an academic program entails the design and development of instructional materials, multimedia learning materials and quality assurance processes. The overall development time for a single course can range from as little as three weeks to as long as four months, depending on the subject matter and complexity of the course materials. To date, we have developed over 1,646 online courses for our university partners, all of which are proprietary to us or to our university collaborative alliances. As such, many of our existing courses can be used as a basis to develop similar courses when we add new university partners, thus enabling us to benefit from economies of scale.

Technology.    Our technological capabilities consist of a series of proprietary systems and tools, including our Learning Management System, or LMS, which enables online degree programs to manage the entire student life cycle from application to graduation by providing system support to students and daily management processes to the university staff. We believe that our LMS is one of the most advanced management systems in the market. This system manages courseware, including multimedia lectures, assignments and quizzes, and provides management information tools to support the course offerings. We also provide certain customers a learning content creation and management system, which enables the team working on courseware development to bring the courseware from the concept and design stage to production and implementation. Our technology also supports an interactive, community-based learning environment through chat rooms, online forums and bulletin board systems. We also provide and support all of the hardware and software requirements of our online degree university partners.

Enrollment Marketing.    We support the student recruitment efforts of universities by developing and implementing online and offline marketing strategies and promotional events, as well as creating of collateral material to support these efforts. We further assist universities in identifying, retaining and supervising learning centers, including training learning center staff on executing our marketing programs. We constantly revise our marketing programs to maximize demand for our university partners’ programs. Our marketing programs strive to emphasize the unique characteristics of each university partner’s offerings.

Student Support Services.    We employ significant resources in developing student support services for our university partners’ programs to assist students in completing their course work and improving student retention. Support services that we provide to students include online and offline tutorial resources, academic review sessions, student consultations and mock examinations. We also maintain a dedicated staff of student service counselors to address student inquiries.

Recruiting Services.   We currently offer recruiting services through our learning center network, which consists of 100 learning centers, for 21 university partners, including 6 with which we have established long-term exclusive comprehensive service contracts. The learning centers perform a number of essential functions such as marketing, enrollment administration, student services and tuition collection.

Structure and Revenue Model

Our relationships with our university partners are structured as collaborative alliances, long-term contractual service arrangements, licensing agreements for online education technology platform and recruiting and technology agreements.

Collaborative Alliances.     Our relationships with 11 of our university partners, including four universities seeking regulatory approval for their online degree programs, are structured as collaborative alliances. In our collaborative alliance structures, we establish a collaborative alliance with the university (or a commercial subsidiary of the university), which in turn provides services and support to the university’s online degree program. The collaborative alliances with our university partners have terms ranging from 10 to 50 years and are exclusive. We have a majority interest in each of these collaborative alliances and treat them as our consolidated subsidiaries. We are generally responsible for contributing the initial capital required for the establishment and startup of the collaborative alliances, which has historically ranged from approximately RMB0.5 million to approximately RMB20.0 million. Our university partner pays to the collaborative alliance a service fee equal to a portion of its tuition receipts from its online degree program, after deducting certain operating expenses, administrative fees paid by our university partners, including fees paid to learning centers, refunds paid to students and, in some cases, licensing or technical consulting fees paid to us.

Long-Term Contractual Service Agreements.     We also have entered into long-term contractual service arrangements with 4 of our university partners. Pursuant to these agreements we provide services and technology to support each respective university’s online degree program for a fixed period of time. We receive service fees equal to an agreed portion of tuition collected by the university from students in their online degree programs. The amount of service fee is based on a negotiated formula, which may factor in the program’s total enrollment or number of students registered from certain geographic territories.

Licensing of Online Education Technology Platform Agreements.   We have licensed our online education technology platform and also provided post contract customer support to 4 of our university partners, including 3 universities which are seeking regulatory approval for their online degree program.  Upon their receipt of approvals to operate an online degree programs, we will establish a collaborative alliance with one of the three universities to serve its online degree program and enter into a long-term service agreement with the other. We recognize revenue from licensing of online education technology platform when persuasive evidence of an agreement exists, delivery of the services has occurred, the fee is fixed or determinable, and collectability is probable.

Recruiting and Technology Agreements.   We have also entered into non-exclusive contractual service arrangements with 21 university partners including 6 which we have established collaborative alliances or entered into long-term contractual service agreements. Pursuant to these agreements, we provide recruiting services and technology support through our network of learning centers for a period of time, generally ranging from 2 to 3 years. We receive service fees, which are subject to annual negotiations, equal to an agreed portion of the tuition collected by the learning centers on the universities’ behalf.

University Partners

The number of revenue students in the online degree programs we service has grown rapidly, from approximately 192,000 revenue students as of the end of 2007 to approximately 311,000 revenue students at our 34 existing university partners as of the end of 2010. In 2008, 2009 and 2010, 67.3%, 63.6% and 58.4%, respectively, of our net revenue was derived from our services to our five largest online degree program customers. Our three largest customers, Renmin University of China, China Agricultural University and Chongqing University, accounted for 16.4%, 12.4%, 11.3%, respectively, of our net revenue in 2010.

Type of Structure	Number of University Partners		Contract term
Collaborative Alliances	11	(including 4 waiting for approval)	generally ranging from 10 to 50 years
Long-Term Contractual Service Agreements	4		generally ranging from 8 to 20 years
Licensing of Online Education Technology Platform Agreements	4	(including 3 waiting for approval)	generally ranging from 3 to 20 years
Recruiting and Technology Agreements	15	(excluding 6 which we have established collaborative alliances or entered into long-term contractual service agreements)	generally ranging from 2 to 3 years
Total	34

The following map shows the location of our university partners:

Central University of Finance and Economics
Beijing Language and Culture University
Beijing Foreign Studies University
China Agricultural University
Beijing Jiaotong University
Renmin University of China
Beijing Forestry University
Hebei Medical University
Jilin University
Northeast Normal University
Dongbei University of Finance and Economics
Shanxi Normal University
Nanjing University
Jiangsu University
Jiangnan University
East China University of Science and Technology
Shanghai University of Finance & Economics
Zhejiang Normal University
China University of Geoscience (Wuhan)
Huazhong Normal University
Jiangxi Normal University
Fujian Radio and TV University
Fujian Normal University
Xiamen University
Central South University
South China Normal University
South China University of Technology
Lanzhou University
Southwest Jiaotong University
Chengdu College of University of Electronic Science and Technology of China
Sichuan Agriculture University
Southwest University
Chongqing University
Guangxi Radio and TV University

Sales and Marketing Strategy

The two main objectives of our sales and marketing strategy are increasing the number of university online degree programs utilizing our services and helping our university partners recruit and retain more online degree students.

We employ a business development team to establish new relationships with universities, both those with existing online programs and others that are interested in developing new programs. We are in continuous discussions with additional universities regarding their online programs.

A university’s relationship, as well as our relationship, with learning centers is essential to marketing online degree programs to students. Learning centers assist online programs with a number of vital functions, including recruitment, marketing and providing student services for such programs. To create a nationwide physical presence and to strengthen our sales network, we have assisted our university partners in developing relationships with approximately 480 learning centers, which cover most major cities in China. We provide learning centers student support training and assist their recruiting efforts. The relationships between learning center operators and the universities are typically non-exclusive, and the majority of the learning centers are owned and operated by independent third parties.

In 2008, we established our learning center network, which currently consists of 100 learning centers. We believe that these learning centers will allow us to significantly enhance our brand recognition, increase access to potential students for online degree programs and enhance our profitability. We also actively seek to establish strategic relationships with potential online degree program customers.

Competition

There are three main components of competition within the online degree program market: (i) competition among service providers to attract and retain additional university partners; (ii) competition among online degree programs to enroll students; and (iii) competition between our learning center network and other national learning center network. We currently serve 27 out of the 67 universities that have been approved to offer online degree programs in China, and we have contracted with 7 additional universities that are awaiting regulatory approval to launch their programs. There are 42 other universities currently offering online degree programs that either independently run their programs or outsource services for their programs to other service providers. Several companies offer services that compete with our service offerings generally on a service-by-service basis. We compete with these companies primarily on the scope and quality of our service offerings, and to a lesser extent, price.

The online degree programs that we service must compete with other online programs, as well as with other education and training programs for student enrollment. Student recruitment for online degree programs relies heavily on learning centers, which may have relationships with multiple universities and simultaneously recruit on behalf of multiple online degree programs. As a result, the online degree programs that we support may face considerable competition in recruiting students through learning centers.

Our nationwide learning center network faces competition with Open Online and China Cyber Learning, which have nationwide learning center operator licenses. Open Online is the largest learning center operator in China in terms of the total number of third-party learning centers and proprietary learning centers it currently owns and operates.  Open Online may have greater resources, a broader network of learning centers and more university partner than we do.

Online Tutoring Programs

We provide online tutoring and test preparation services to primary and secondary school students in China through a separately branded program known as the “101 Distance Learning Center” or the “101 Online School.” Founded in 1996, the 101 Online School has developed a strong reputation as a valuable learning tool among students and teachers alike. The 101 Online School is a leading online tutoring education website in China for elementary school, middle school and high school students with over 1.1 million users. The website for our 101 Online School is www.chinaedu.com.

As of December 31, 2010, the 101 Online School served more than 42,710 revenue students.  In 2008, 2009 and 2010, we generated 4.8%, 5.5% and 6.1%, respectively, of our net revenue from the 101 Online School through subscription fees paid by students for online tutoring services.

Using our proprietary e-learning platform, the 101 Online School provides interactive tutoring services to primary and secondary school students in virtually all offered academic subjects. Our online tutoring and test preparation services also assist secondary school students in preparing for key examinations administered in China, including the national college entrance examination. All of the tutoring and test preparation materials used by our 101 Online School are developed by qualified teachers and subject to review by our quality control staff. By providing tutoring and test preparation services online, the 101 Online School makes the tutoring and test preparation process more convenient and accessible for students, especially those with limited access to traditional tutoring or test preparation services. In addition, we continue to innovate new services designed to attract and retain students for our 101 Online School. In 2009, we began hiring a team to develop our 101 tutor question and answer product for students. Since then, our user traffic has grown dramatically, and the number of registered users has reached approximately 650,000. The number of certified teachers who provide answers to inquiries posted on 101 Online School has reached approximately 10,000. Most students are attracted to our platform through word of mouth and other promotions.

We currently market our 101 Online School through regional third-party distributors and our own sales centers in Beijing, Tianjin and other cities and provinces in China. Approximately 270 distributors located in major cities in China purchase bulk subscriptions to our 101 Online School and resell these subscriptions to students. Bulk subscription sales to distributors accounted for 68.2%, 50.4% and 57.8% of our 101 Online School revenue in 2008, 2009 and 2010, respectively.

Private Primary and Secondary Schools

The market for private primary and secondary schools in China is growing rapidly. We believe that private primary and secondary schools will play an increasingly important role in providing quality education in China, particularly to the children of the emerging middle class. Parents in China, as in the rest of the world, are continuously searching for the best educational solutions for their children. We believe the private primary and secondary school business represents a compelling business opportunity for us. Our primary and secondary schools generated 6.1%, 8.6% and 10.6% of our net revenue in 2008, 2009 and 2010, respectively.

Anqing Foreign Language School

Through our Chinese affiliated entity, Hongcheng Education, we have operated the Anqing Foreign Language School, or the Anqing School, since 2005. The Anqing School is a K-12 private school, which is regarded as one of the leading schools in the market that it serves and is especially well known for its English language program and foreign English language teachers. We completed construction of a new campus in 2009, which approximately doubled the capacity of the school and enabled us to expand the breadth of courses offered. During the 2008-2009 academic year, the Anqing School had an enrollment of approximately 2,500, which increased to approximately 3,500 students during the 2009-2010 academic year. During the 2010-2011 academic year, the Anqing School had an enrollment of approximately 4,900 students.

Pingdingshan Bilingual School

Through Hongcheng Education, we acquired all of the rights and interests in the Pingdingshan Bilingual School, or Pingdingshan School, in 2005. The Pingdingshan School is a K-9 private school in Pingdingshan, Henan province. The Pingdingshan School is regarded as one of the leading schools in its market. In 2009, we completed the construction of a new building and other facility improvements. During each of the 2008-2009, 2009-2010 and 2010-2011 academic years, the Pingdingshan School had an enrollment of approximately 1200, 1400 and 1600 students, respectively.

Jingzhou School (Southern Campus)

Through Hongcheng Education, we acquired rights to construct a new private secondary school, Jingzhou School (Southern Campus), for students in grades 9-12 in Jingzhou, Hubei province in 2005. The Jingzhou School (Southern Campus) was intended to be established as a partnership with Jingzhou High School. We, our partner, Jingzhou High School, and a noncontrolling shareholder own 54.4%, 25% and 20.6% of the new school, respectively. Under the cooperation agreement between Hongcheng Education and Jingzhou High School, we undertook the construction of the new campus and Jingzhou High School would contribute its brand as well as management and teaching resources to the school.  We initially planned to complete construction of the new campus by the fall 2006 recruiting season; however, we have encountered delays that have increased construction costs. As a result, we cannot assure you that we will be able to begin construction in the near future, or at all.  See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may not be able to successfully execute future acquisitions or efficiently manage the businesses we have acquired to date or may acquire in the future.”

International Curriculum Programs

We distribute and support English language programs to secondary schools and international polytechnic programs to vocational schools in China. We provide all-inclusive services to support these programs, including program development and implementation, teacher recruitment and administration, and other ancillary services. We generate revenue based on the enrollment fees students pay to the participating schools with whom we have entered into revenue sharing arrangements, based either on a fixed fee per student or a percentage of the enrollment fee per student. For the 2008-2009, 2009-2010 and 2010-2011 academic years, respectively, approximately 4,000, 2,800 and 2,240 students respectively were enrolled in the international curriculum programs. In 2008, 2009 and 2010, we generated 8.7%, 5.5% and 3.6%, respectively, of our net revenue from international curriculum services.

The BCIT Program.   We entered into an exclusive agreement with the British Columbia Institute of Technology, or BCIT, a leading polytechnic institute in Canada, in February 2006. Through this program, we provide services to BCIT in implementing international post-secondary education programs and market these programs to selected polytechnic colleges in China approved by BCIT from time to time, enabling these colleges to offer up-to-date courses across a wide variety of majors and subjects to their students. We are BCIT’s exclusive service provider in China for these selected polytechnic colleges until 2020. At present, we provide services to the BCIT programs of six polytechnic colleges approved by BCIT to offer these programs. The BCIT program provides a three-year associate degree program to high school graduates seeking international vocational education within a Chinese polytechnic college. Through the participating colleges in China, the program offers courses across a wide variety of majors and subjects such as business, computing and information technology, manufacturing, electronics, construction, environment, transportation and health science, all developed by BCIT. The program is unique in that entry-level courses and related course materials are in Chinese, but instruction and course materials for more advanced courses are taught in English.

The SCC Program.   We have provided services to English language programs since September 2005.  In February 2009, we entered into a partnership agreement with Howe Sound Secondary School in British Columbia, Canada, to launch a program that we refer to as the SCC program.  The SCC program, for which we are currently in the process of signing local high school partners, provides secondary schools in China with high-quality English language instruction from native English speakers. Students at schools that participate in the SCC program may choose to be enrolled in the SCC program.

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

International and Elite Programs.    We believe rapid growth in demand for study-abroad education provides an attractive opportunity for our Elite programs.  To meet demand, we launched our US College Prep Courses Program and our K-12 Elite Program at the end of 2010. In the College Prep Courses Program, we offer SSAT, SAT and AP prep exam preparation classes and arrange for our students to attend bridge courses hosted by our American partner colleges. All of our American partner colleges are top ranked and we continue to grow our partner college pool. In the K-12 Elite Program, we look beyond test scores to focus on enrichment in academic and non-academic areas early in a student’s development that, over time, will make the child better-rounded and therefore more attractive to American universities. Specifically, students in our K-12 Elite Program are offered courses that develop English reading and writing, problem solving, communications, creativity, art, music and athletic skills.

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

Regulations on Online Education

Pursuant to the Administrative Regulations on Educational Websites and Online and Distance Education Schools, issued by the MOE in 2000, educational websites and online education schools may provide educational services in relation to higher education, elementary education, pre-school education, teacher education, occupational education, adult education, other education and public educational information services. “Educational websites” refer to organizations providing education or education-related information services to website visitors by means of a database or online education platform connected via the Internet or an educational television station. “Online education schools” refers to education websites that issue educational certificates in connection with their provision of academic education services or training services.

On June 29, 2004, the State Council issued the Decision on Setting Down Administrative Licenses for the Administrative Examination and Approval Items Really Necessary to be Retained , which provides that an administrative license is required for “online education schools” that provide degree education to students, but not for “educational websites” that do not provide degree education to students.

The MOE issued Certain Opinions on the Pilot Program of Supporting Certain Higher Education Institutions to Establish Online Education Colleges to Develop Modern Long-Distance Education in 2000 and Certain Opinions regarding the Enhancement of the Administration of Higher Education Institution Online Education Colleges and the Improvement of Education Quality in 2002 to regulate online higher education. And, on February 1, 2010, the MOE issued a Circular on the Student Enrollment of Online Degree Education by the Pilot Universities which are Permitted to Operate Online Degree Education, or the 2009 circular, to regulate the recruitment of online degree students. The 2009 circular prohibits universities from recruiting existing full-time students and instructs schools offering online degrees to recruit only working adults for their programs. The 2009 circular also required universities to tighten their admission criteria for their online programs and to improve the quality of their recruiting materials. As of December 31, 2010, 67 universities and colleges had been approved by the MOE to operate online education programs as part of the MOE pilot program. 25 of the universities to which we currently provide, or have entered into agreements to provide, online degree program services are included within the pilot program. Central University of Finance and Economics, Beijing Forestry University, Shanghai University of Finance and Economics, Jiangxi Normal University, Jiangsu University and Zhejiang Normal University, 7 other universities that we serve, are not in the pilot program and are currently in the process of applying for the MOE approval to offer online degrees.

To regulate the learning centers that provide services to online degree programs, the MOE issued the Principles on the Establishment and Administration of Modern Distance Education Off-campus Learning Center (Pilot), in January 2002, and, in March 2003, promulgated the Interim Provisions on Administration of Modern Distance Education Off-campus Learning Center . According to these two regulations, learning centers are not authorized to independently carry out activities such as recruiting students, teaching and issuing degrees for modern distance education—all activities that must be done in conjunction with the universities offering the degrees. These regulations also require learning centers not to pursue business that is irrelevant to online education services. Each learning center is required to be associated with at least one educational institution or other entity approved by the MOE to provide online education services, and can only provide logistics services for recruitment and examination administration to educational institutions.

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

In February 2007, we received provisional approval from the MOE to operate 10 learning centers in the provinces of Beijing, Shanghai, and Jiangsu and Zhejiang for a trial period of up to 18 months. To date, we have also obtained provincial level approval to operate 39 learning centers. In the 3rd quarter of 2010, we began establishing 18 additional learning centers to further penetrate into economically developed cities. These 18 learning centers provide recruiting services, but do not function as examination testing facilities, and therefore do not require any provincial level approval. In addition to the aggregate 57 learning centers discussed above, we have also entered into agreements with 43 third-party learning centers to support the services that we provide for online degree programs. The MOE has not yet issued to us a final approval to operate learning centers on a nationwide basis in China based on the performance and operation of our learning centers during the trial period.

Regulations on Operating Private Schools

The principal regulations governing private education in China consist of the Education Law of China, The Law for Promoting Private Education (2003),The Implementation Rules for the Law for Promoting Private Education (2004) and the Regulations on Chinese-Foreign Cooperation in Operating Schools. These regulations are summarized below.

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

The Law for Promoting Private Education (2003) and The Implementation Rules for the Law for Promoting Private Education (2004)

The Law for Promoting Private Education (2003) became effective on September 1, 2003, and its implementing regulations, The Implementation Rules for the Law for Promoting Private Education (2004), became effective on April 1, 2004. Under these regulations, “private schools” are defined as schools established by individuals or private social organizations using private funds. Private schools providing degree education, pre-school education, self-study education and other academic education programs are subject to approval by the education authorities, while private schools engaging in occupational qualification training and occupational skill training are subject to approvals from the authorities in charge of labor and social welfare. An approved private school will be granted an operating permit, and it must be registered with the MCA or its local counterpart as a privately run non-enterprise legal person. Our private primary and secondary schools that are in operation, the Anqing School and the Pingdingshan School, have obtained operating permits and have been registered with the relevant local office of the MCA.

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

The Regulations on Operating Chinese-foreign Schools and its implementing regulations, the Implementing Rules for the Regulations on Operating Chinese-foreign Schools , or the Implementing Rules , which were issued by the MOE in 2004, encourage substantive cooperation between overseas educational organizations, which are required to have relevant qualifications and experience in providing high-quality education, and Chinese educational organizations to jointly operate various types of schools in China.

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

In August 2004, the MOE promulgated the Announcement Regarding Re-Approval of Chinese-foreign Cooperative Educational Institutions and Programs , which requires Chinese-foreign cooperative educational institutions and programs that were established before July 1, 2004 (the effective date for the Implementing Rules ) to obtain re-approval from the MOE. Since not all of our contracted schools have obtained re-approval from the MOE, as a result, in 2008 we mutually terminated our agreement with WITT.

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

Regulations on Internet Information Services

Following the State Council’s issuance of the Telecom Regulations and the Internet Information Services Administrative Measures, or the Internet Information Measures , on September 25, 2000, the MII and other regulatory authorities have issued a number of Internet-related regulations, including the Internet Electronic Bulletin Board Service Administrative Measures, or the BBS Measures .

The Internet Information Measures require that commercial Internet content providers, or ICPs, must either obtain a license for Internet information services, or an ICP license, from, or make an ICP filing with, the appropriate telecommunications authorities to carry on any commercial Internet information services in China. Generally, an ICP license is required to provide Internet information services for profit-making purposes, whereas only an ICP filing is required to provide Internet information services on a non-profit basis. The telecommunications authorities generally consider that the online degree programs established by universities are not for profit-making purposes, and the universities are only required to make an ICP filing, rather than obtain an ICP license, for their online degree programs. The telecommunications authorities could, however, require the universities to obtain ICP licenses in the future. In addition, some of our university partners for online degree programs have not made the required filing with the telecommunications authorities. If our university partners fail to make an ICP filing, or obtain an ICP license (if required), their online degree programs may be sanctioned or suspended.

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

We operate www.chinaedu.com, the operating website for our 101 Online School, through Gotop Electronic, a subsidiary of Xiandai Technology, a subsidiary of our Chinese affiliated entity. Gotop Electronic holds the ICP license for this website. The ICP license is valid until 2011 and is subject to annual inspection. Gotop Electronic passed the annual inspection in 2010. We operate our corporate websites, www.chinaedu.net and www.prcedu.com, through Xiandai Technology, which holds the ICP license for these websites. The ICP was renewed in 2010 and will be valid for five years beginning in February, 2010 and is subject to annual inspection.  Xiandai Technology passed the annual inspection in 2010.  We have not transferred the domain name and trademark for our www.chinaedu.net and www.prcedu.com websites to Xiandai Technology. We may be required to make such transfer in the future and, if we are unable to do so, the ICP license held by Xiandai Technology may be suspended or revoked by MII.

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

Regulations on Protection of the Right of Dissemination through Information Networks

On May 18, 2006, the State Council issued the Regulations on Protection of the Right of Dissemination through Information Networks, and they became effective on July 1, 2006. These regulations require that every organization or individual who disseminates a third party’s work, performance, audio or visual recording products to the public through an information network must obtain permission from, and pay compensation to, the copyright owner of these products, unless otherwise provided under relevant laws and regulations. The copyright owner may take technical measures to protect his or her right of dissemination through information networks and any organization or individual may not intentionally evade, destroy or otherwise assist others in evading these protective measures unless permissible under law. These regulations also provide that in the event of limited dissemination to teaching or research staff for the purpose of school teaching or scientific research permission from the copyright owner does not need to be obtained nor is the copyright owner entitled to compensation for the limited use of these products.

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

Regulations on Copyright and Trademark Protection

China has adopted legislation governing intellectual property rights, including copyrights and trademarks. China is a signatory to the main international conventions on intellectual property rights and became a member of the Agreement on Trade Related Aspects of Intellectual Property Rights, or TRIPS , upon its accession to the World Trade Organization in December 2001.

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

On November 5, 2004, the MII amended the Measures for Administration of Domain Names for the Chinese Internet, or the Domain Name Measures . The Domain Name Measures regulate the registration of domain names, such as the first tier domain name “.cn.” In February 2006, China Internet Network Information Center, or CINIC, issued the Implementing Rules for Domain Name Registration and the Measures on Domain Name Disputes Resolution , pursuant to which CINIC can authorize a domain name dispute resolution institution to decide disputes. We have registered the domain names for our main websites, www.chinaedu.net, www.chinaedu.com and www.prcedu.com, with CINIC. We are also the registered owner of several other domain names such as www.prc-edu.com, www.ecustmde.com, www.edufe.com.cn, www.edufe.net.cn, www.cmjnu.com.cn, www.cmr.com.cn, www.ruc.com.cn, and www.cmr.net.cn. We license certain of our domain names to some of our university partners for them to operate their online degree programs, and some of our university partners are the registered owners of the domain names under which their programs operate.

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

On March 28, 2007, SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Option Holding Plan or Stock Option Plan of Overseas Listed Company , or the Stock Option Rule . The purpose of the Stock Option Rule is to regulate foreign exchange administration of Chinese citizens who participate in employee stock holding plans and stock option plans of offshore listed companies. According to the Stock Option Rule, if a Chinese citizen participates in any employee stock holding plan or stock option plan of an offshore listed company, a Chinese domestic agent or the Chinese subsidiary of the offshore listed company is required to file, on behalf of the individual, an application with the SAFE to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with stock holding or stock option exercises. This restriction exists because a Chinese citizen may not directly use offshore funds to purchase stock or exercise stock options. Concurrent with the filing of the required application with the SAFE, the Chinese domestic agent or the Chinese subsidiary must obtain approval from the SAFE to open a special foreign exchange account at a Chinese domestic bank to hold the funds required in connection with the stock purchase or option exercise, any returned principal profits upon sales of stock, any dividends issued on the stock and any other income or expenditures approved by the SAFE. The Chinese domestic agent or the Chinese subsidiary also is required to obtain approval from the SAFE to open an offshore special foreign exchange account at an offshore trust bank to hold offshore funds used in connection with any employee stock holding plans.

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

Our Corporate Structure and Contractual Arrangements

Our primary business is to provide services to the online degree programs of leading Chinese universities. We conduct this business through our three Chinese subsidiaries, except for three online degree programs that are serviced through our Chinese affiliated entity. Due to restrictions on the foreign ownership and operation of our online tutoring business and our private primary and secondary school business, we conduct these businesses through arrangements with our Chinese affiliated entity or variable interest entity. We direct these companies’ business affairs and receive substantially all of their net income through our contractual arrangements. We also conduct our international curriculum program business through one of our three Chinese subsidiaries. In 2010, 80.4% of our net revenue was derived from businesses conducted by our three principal Chinese subsidiaries.

Our principal subsidiaries in China currently are:

•
Beijing Hongcheng Liye Technology Co., Ltd., or Hongcheng Liye, our wholly owned subsidiary, which has established collaborative alliances with five Chinese universities to provide services to the universities for the establishment, operation, and expansion of their online degree programs. These collaborative alliances are majority owned subsidiaries of Hongcheng Liye. Hongcheng Liye’s collaborative alliance partners for online degree programs are Beijing Language and Culture University, China Agricultural University, Dongbei University of Finance and Economics, Central University of Finance and Economics and Beijing Forestry University. Hongcheng Liye also provides our learning-based products and services, which include our English language training, online tutoring services and post-secondary vocational educational programs. Our service revenue from Hongcheng Liye in aggregate accounted for 42.8% of our net revenue in 2010;

•
Hongcheng Technology Development Co., Ltd., or Hongcheng Technology, our wholly owned subsidiary, which has established five collaborative alliances with Chongqing University, Shanghai University of Finance & Economics,  Zhejiang Normal University, Guangxi Radio and TV University ("GRTU") and Fujian Radio and TV University ("FRTU") to provide services for the establishment, operation, and expansion of these universities’ online degree programs. Hongcheng Technology also provides services to five other universities, Jiangnan University,  Nanjing University, Jiangxi Normal University, Huazhong Normal University and Heibei Medical university for their online degree programs. Hongcheng Technology also operates 43 learning centers providing recruiting service to 16 universities. Our service revenue from Hongcheng Technology in aggregate accounted for 20.9% of our net revenue in 2010.

•
CMR Web Learning Co., Ltd., or CMR Web, our 70% owned subsidiary, which established a collaborative alliance with Renmin University of China to provide services to Renmin University of China for the operation of its online degree program. The remaining 30% of CMR Web is owned by Rendashiji Technology Development Co., Ltd., a wholly owned subsidiary of Renmin University of China. Our service revenue from Renmin University of China accounted for 16.7% of our net revenue in 2010.

Our current Chinese affiliated entity or variable interest entity is:

Beijing Hongcheng Education Technology Co., Ltd., or Hongcheng Education, through which we own and operate three private primary and secondary schools and provide services to Lanzhou University, East China University of Science and Technology and Jiangsu University for their online degree programs. Hongcheng Education also operates 57 learning centers providing recruiting service to 8 universities. Our service revenue from Hongcheng Education in aggregate accounted for 21.5% of our net revenue in 2010.

Xiandai Xingye Network Technology Co., Ltd., or Xiandai Technology, used to be another Chinese affiliated entity of us. In September 2009, the two shareholders of Xiandai Technology transferred their equity interest in Xiandai Technology to Hongcheng Education. Xiandai Technology thus became a wholly owned subsidiary of Hongcheng Education. Xiandai Technology, and its subsidiary, Gotop Electronic, hold the ICP licenses for the operation of our websites, www.chinaedu.net, www.prcedu.com, and www.chinaedu.com, respectively.

The following diagram illustrates our corporate structure as of December 31, 2010.

CHINAEDU Corporation
(Cayman Islands)
BJ-WITT(BVI) 100%
BCIT(BVI) 100%
Outside China
Inside China
PRC Shareholders
70%
100%
100%
100%
CMR web
{PRC} (1)
Hongcheng
Liye
{PRC}
Hongcheng
Technology
Hongcheng
Education
{PRC}
100%
Xiandai
Technology
{PRC}
Online Degree Programs
JV
Online Degree Programs
JVs
Curriculum Programs
Online Tutoring and Test
Preparation
Online Degree Programs
JVs and Service Contracts
Learning Centers
Online Tutoring and Test
Preparation Websites
Online Degree Program
Service Contracts
Learning Centers
Primary and Secondary
Schools
= Equity Ownership
= Contractual Arrangements

(1) Rendashiji Technology Development Co. Ltd., a wholly-owned subsidiary of Renmin University, owns the remaining 30% of CMR Web.

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

Our Significant Subsidiaries

A summary of our subsidiaries and Chinese affiliated entity or variable interest entity and its subsidiaries as of December 31, 2010 is as follows:

Name	Date of incorporation or acquisition	Percentage of legal ownership	Place of incorporation
Subsidiaries of the Company
CMR Web-learning Co., Ltd. ("CMR Web")	July 29, 1999	70%	PRC
Hongcheng Technology Development Co., Ltd. ("Hongcheng Technology")	July 31, 2000	100%	PRC
Beijing Xuezhi Times Education Science Co., Ltd. ("Beijing Xuezhi")	October 18, 2001	100%	PRC
Zhong Nongda Networks Development Co., Ltd. ("Zhongnongda Networks")	October 30, 2001	55%	PRC
Beijing Hongcheng Liye Technology Co., Ltd. ("Hongcheng Liye")	April 15, 2003	100%	PRC
Dalian Dongcai Technology Co., Ltd. ("Dongcai")	June 4, 2003	70%	PRC
Beijing WITT Education Consultant Management Co., Ltd. ("WITT Education")	July 4, 2003	100%	PRC
BJ-WITT EDU MAN. LTD. ("BJ-WITT")	July 4, 2003	100%	BVI
Chongqing Chongda Yuanxing Co., Ltd. ("Chongda")	December 24, 2003	51%	PRC
Beijing BCIT Science and Education Management Consulting Limited ("Beijing BCIT")	January 13, 2005	100%	PRC
Beijing WITT Science Co., Ltd. ("WITT Science")	December 26, 2005	100%	PRC
Beijing Gotop Education Co., Ltd. ("Gotop Hongcheng")	December 26, 2005	100%	PRC
Beijing BCIT Science and Education Management Consulting Limited ("BJ-BCIT")	February 10, 2006	100%	BVI
Beijing Distance Education Technology Co., Ltd. ("Yuancheng Education")	March 31, 2006	65%	PRC
Tianjin Gaotuo Hongcheng Education Technology Co., Ltd. ("Tianjin Gaotuo Hongcheng")	June 26, 2006	100%	PRC
Beijing Beiyuda Education Technology Co., Ltd. ("Beiyuda")	September 26, 2006	51%	PRC
Beijing Mingdaoyuan Technology Co., Ltd. ("Beijing Mingdao")	March 27, 2007	51%	PRC
Shanghai Shangcai Education Technology Co., Ltd. ("Shanghai Shangcai")	April 18, 2008	51%	PRC
Dongcai Online Training Center ("Dongcai Online")	July 10, 2008	70%	PRC
Beijing Zhonglin Technology Co., Ltd. ("Zhonglin")	November 3, 2008	51%	PRC
Guangxi Hongcheng Times Technology Development Co., Ltd. ("Guangxi Hongcheng")	February 10, 2009	51%	PRC
Fuzhou Haojiaoshi Distance Education Service Co., Ltd. ("Fuzhou Good Teacher")	December 7, 2009	51%	PRC
Beijing Hongcheng xueyuan Technology Co., Ltd. ("Hongcheng Xueyuan")	October 31, 2010	100%	PRC
Nanning Hongcheng Xueyuan Technology Development Co., Ltd ("Nanning Hongcheng Xueyuan")	October 31, 2010	51%	PRC
Hangzhou Hongcheng Education Training Service Co., Ltd ("Hangzhou Hongcheng Xueyuan")	October 31, 2010	60%	PRC

Variable Interest Entity of the Company
Beijing Hongcheng Education Technology Co., Ltd. ("Hongcheng Education")	March 7, 2005	N/A*	PRC

Subsidiaries of Variable Interest Entity
Beijing Gotop Electronic Science Co., Ltd. ("Gotop Electronic") (1)	November 29, 1995	N/A	PRC
Xiandai Xingye Network Technology Co., Ltd. ("Xiandai Technology") (1)	November 7, 2000	N/A	PRC
Pingdingshan Wellent Bilingual School ("Pingdingshan") (1)	September 3, 2002	N/A	PRC
Anqing Foreign Language Middle School ("Anqing Foreign Language") (1)	August 2, 2004	N/A	PRC
Jingzhou Tianchang Investment Co., Ltd. ("Tianchang") (2)	September 6, 2005	N/A	PRC
Jingzhou Middle School South Campus ("South Campus") (3)	December 28, 2005	N/A	PRC
Beijing Hongcheng YoYo Technology Co., Ltd. ("Hongcheng YoYo") (1)	November 3, 2009	N/A	PRC
Anqing Daguan Hongcheng Anwai Training Centre ("Anqing Daguan") (1)	April 15, 2010	N/A	PRC
Pingdingshan Hongcheng Education Training Centre ("Pingdingshan Training Centre") (1)	August 11, 2010	N/A	PRC
Hongyuanboxue Technology Co., Ltd ("Hongyuanboxue") (4)	August 24, 2010	N/A	PRC

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
(1) Wholly owned subsidiary of Hongcheng Education (variable interest entity of the Company)
(2) 72.5% of its equity interest is held by Hongcheng Education (variable interest entity of the Company)
(3) 54% of its equity interest is held by Hongcheng Education (variable interest entity of the Company)
(4) 55% of its equity held by Hongcheng Education (VIE of the Company) and 45% of its equity held by Hongcheng Technology (wholly owned subsidiaries of the Company)

D.   Property, Plants and Equipment

Our principal executive office is located at 4 th Floor-A, GeHua Building, No. 1 QinglongHutong, Dongcheng District, Beijing, 100007, People’s Republic of China, where we own approximately 3,450 square meters.  We also own other operating space in Beijing, Shanghai, Wuxi, Chongqing, Zhengzhou, Nanchang and Dalian. Each of our three schools (Pingdingshan School, Anqing School and Jingzhou School (Southern Campus)) has associated properties that we own or lease. We believe that our existing facilities, together with the facilities under construction, are adequate for our current and foreseeable future operations.

Since 2007, we undertook a capital improvements program at our Anqing School and Pingdingshan School. The renovations and improvements include a new campus for Anqing School to accommodate larger student population and general facility upgrades and a new building for Pingdingshan School to improve the level of education. We spent a total of RMB25.5 million, RMB41.6 million and RMB18.3 million in 2008, 2009 and 2010 respectively, on the renovation of these schools, and we anticipate incurring additional capital expenditures associated with the contracted commitment related to such improvements of approximately RMB9.5million in 2011.

We initially planned to complete construction of a new campus at the Jingzhou School (Southern Campus) by the fall 2006 recruiting season. Although the construction of Jinzhou School (Southern Campus) has been delayed indefinitely, as of December 31, 2010, we had outstanding capital commitments of RMB64.8 million related to this project. For further discussion of these capital expenditures and commitments, see “Item 5.   Operating and Financial Review and Prospects—B. Liquidity and Capital Resources. ”

The capital expenditures for additional office space relating to our online degree programs of CMR is RMB8.7 million, RMB11.4million and RMB19.8 million ($3.0 million) for the years ended December 31, 2008, 2009 and 2010.

The following table lists the properties that we owned or leased as of December 31, 2010:

Province	Use of Property	Owned/Leased	Approximate Size (m [2] )
Anhui	School	Leased	6,568
Anhui	School	Owned	159,119
Beijing	Office	Leased	7,080
Beijing	Office	Owned	5,247
Fujian	Office	Owned	281
Guangdong	Office	Leased	52
Guangxi	Office	Leased	36
Hainan	Office	Leased	18
Henan	Office	Leased	20
Henan	Office	Owned	296
Henan	School	Owned	7848
Hubei	School	Leased	400
Hunan	Office	Owned	167
Hubei	School	Owned	191,865
Jiangsu	Office	Leased	2,833
Jiangxi	Office	Owned	64
Jiangxi	Office	Leased	403
Jilin	Office	Leased	41
Liaoning	Office	Leased	102
Liaoning	Office	Owned	413
Shandong	Office	Leased	60
Shanghai	Office	Leased	410
Shanxi	Office	Leased	70
Shanxi	Office	Owned	720
Sichuan	Office	Leased	748
Tianjin	Office	Leased	528
Tianjin	Office	Owned	731
Zhejiang	Office	Leased	1,043

Item 4A.  Unresolved Staff Comments

Not applicable.

Item 5.  Operating and Financial Review and Prospects

A.	Operating Results

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

We currently provide technical, recruiting and other services to 27 universities with online degree programs and provide technology support services to 7 additional universities that are awaiting regulatory approval to launch their online programs. Of these the total 34 universities, 19 of have entered into long-term contracts with us generally varying from 10 to 50 years in length.

Our business has experienced significant growth since its inception in 1999. This growth has been driven by the increased number of universities that we serve, the increased enrollment of the online degree programs of our university partners, and our expansion into other education-related lines of business. We generate our revenue from service fees and tuition payments derived from students who are enrolled in, or served by, our businesses. As of December 31, 2010, we provided services to online degree programs that had an aggregate of approximately 311,000 revenue students, and we served approximately 51,450 students in our other businesses. Our net revenue increased from RMB317.7 million in 2008 to RMB354.7 million in 2009 and RMB388.8 million ($58.9 million) in 2010, representing a CAGR of 10.6%. Net revenue from our online degree programs contributed 80.4%, 80.4% and 79.7% of our total net revenue for the years ended December 31, 2008, 2009 and 2010, respectively.

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

We expect to expand the penetration of our online program services by increasing the number of universities that use our online program services, increasing total student enrollments at the online degree programs we currently serve, as well as continuing expansion of our learning center network. We believe that our ability to grow will be driven principally by the continued strengthening of our brand name, improvement of our service quality and development of new services. We are actively targeting other universities to become our partners for their online education programs. The targeted universities include both those already offering online degree programs and those planning to offer online degree programs.

A significant factor affecting the results of our online degree program segment is the fees that our university partners pay to the third-party learning centers. The learning centers play an important role in recruiting students and providing student services including testing services. The share of tuition revenue that we receive from our university partners is after the payment of fees to the learning centers. As a result, an increase in the portion of tuition fees paid to the learning centers will result in a decrease in the portion of tuition fees that we receive as revenue. In 2010, the majority of our university partners paid fees to independent learning centers in amounts ranging from 12% to 53% of the gross tuition revenues received by their online degree programs. For fiscal years ended December 31, 2008, 2009 and 2010, the portion of gross tuition fees that our university partners paid in aggregate to independent learning centers was approximately 39%, 40% and 40%, respectively. There can be no assurance that the amounts payable to independent learning centers, as a portion of gross tuition fees, will not increase. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We derive a majority of our revenue by providing services to online degree programs, and any adverse development in this business will materially and adversely affect our overall results of operations.”

To strengthen our ability to assist our university partners to recruit students and improve student service quality as well as to enhance our profitability, we have been building a network of learning centers across China. We believe building a national network of learning centers will enable us to significantly enhance our brand recognition and to contribute to our future revenue growth. Proprietary learning centers generally require low initial capital expenditure as most are rented locations, which require moderate remodeling and furnishing of office supplies. To date, we have a total of 100 learning centers servicing 21 universities’ online degree programs.

The future results of operations of our online tutoring services will depend significantly upon our ability to increase awareness of our online tutoring programs, to improve the effectiveness and efficiency of our sales channel and to develop new products and services to further enhance the learning experience of existing students and attract new students.

The results of operations of our private primary and secondary schools will depend significantly upon our capability to continue to increase enrollment and increase price post the construction of a new campus at our Anqing School and facility improvement at our Pingdingshan School. We had initially planned to commence construction of a new campus for Jingzhou School; however, due to delays and increase in construction costs, we cannot assure you that we will begin construction in the near future, or at all.

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

The future results of operations of our international and elite programs will depend significantly on the quality of our services as well as our ability to build sound relationships with quality overseas university partner. It will also depend on our ability to retain a stable and experienced team to run the program.

Our cost of revenue and operating expenses principally consist of the salaries, courseware development costs, research and development expenses, marketing expenses, administrative expenses and, depreciation and amortization costs relating to our growing business.

Net revenue

In the fiscal years ended December 31, 2008, 2009 and 2010, we generated net revenue of RMB317.7 million, RMB354.7 million and RMB388.8 million ($58.9 million) respectively, representing a CAGR of 10.6%. Our revenue is net of Chinese business taxes and related surcharges. Our net revenue from servicing the online degree programs is net of certain expenses paid by our university partners relating to their online degree programs, including fees paid to learning centers and any tuition refunds paid to students. For the years ended December 31, 2008, 2009 and 2010, the portion of gross tuition fees that our university partners paid in aggregate to third party learning centers was approximately 39%, 40% and 40%, respectively. The revenue from our other business lines, online tutoring programs, private primary and secondary schools and international curriculum programs, is driven by the number of revenue students and the fees charged for each student.

Our revenue is reported net of business taxes and related surcharges that are levied on our total revenue. Most of our revenue, except from primary and secondary schools, is subject to Chinese business tax at rates of up to 5.5%. Our primary and secondary schools are exempted from business tax. A percentage of revenue from our online degree program services and a majority percentage from our online tutoring programs are subject to value-added taxes. Such value-added tax rebates are granted to us as part of the PRC government's strategy to encourage high technology development in the PRC, and are recorded as a component of revenue when the relevant compliance requirements are met. We are not subject to further obligations, nor to future refunds or reimbursements in connection with such value-added tax rebates. We incurred business taxes of RMB11.0 million, RMB13.7 million and RMB13.5 million ($2.0 million) in the years ended December 31, 2008, 2009 and 2010, respectively. We accrued value-added tax rebates for the years ended December 31, 2008, 2009 and 2010 in the amounts of RMB9.9 million, RMB6.6 million and RMB9.3 million ($1.4 million), respectively.

A significant portion of our revenue is derived from a small number of customers.  Our three largest customers, Renmin University of China, China Agricultural University and Chongqing University, accounted for 16.4%, 12.5 % and 11.3%, respectively, of our net revenue in 2010. These same customers accounted for 20.2%, 13.3 % and 9.7%, respectively, of our net revenue in 2009, and 22.1%, 15.2% and 9.0%, respectively of our revenue in 2008.

Segment Information

We operate through four reporting segments that offer distinct educational services: online degree programs, online tutoring programs, private primary and secondary schools and international curriculum programs.

The following table sets forth the net revenue for each segment and as a percentage of net revenue for the periods indicated.

	Years ended December 31,
	2008		2009		2010
	RMB	% of net revenue	RMB	% of net revenue	RMB	US$	% of net revenue
	(In thousands, except percentages)
Net revenue:
Online degree programs	255,388	80.4%	285,178	80.4%	310,005	46,970	79.7%
Online tutoring programs	15,436	4.8%	19,584	5.5%	23,669	3,586	6.1%
Private primary and secondary schools	19,289	6.1%	30,627	8.6%	41,054	6,221	10.6%
International curriculum programs	27,607	8.7%	19,317	5.5%	14,114	2,139	3.6%
Total	317,720	100.0%	354,706	100.0%	388,842	58,916	100.0%

Online degree program revenue.     We generate our online degree program revenue through various collaborative alliances and other arrangements with universities in China. We expect that we will continue to earn the substantial majority of our revenue and profits from this segment in the near future. Through collaborative alliances and other arrangements, we provide comprehensive services to our university partners, including academic program development, technology services, enrollment marketing, student support services and finance operations. We currently provide technical, recruiting and other services to 27 universities with online degree programs and provide services and support to 7 additional universities which are awaiting regulatory approval to launch their online programs. Among the 34 universities, 11 are structured as collaborative alliances (including 4 universities awaiting regulatory approval), 4 are structured as long-term contractual service arrangements, and 4 are structured as licensing of online education technology platform agreements (including 3 universities waiting for regulatory approval). We also provide recruiting and technology service to 21 universities (including 6 universities which are also our collaborative alliances or have entered into long-term contractual service agreements with us). Our collaborative alliances, long-term contractual service arrangements and licensing of online education technology platform agreements are based on long-term contracts that generally vary from 10 years to 50 years.

As of December 31, 2010, our university partners had, in the aggregate, approximately 311,000 revenue students.  Majority of our service fees are determined by the revenue-sharing arrangements we have with each university, as well as the terms that each university negotiates with the learning centers that provide recruiting enrollment and other student service for their online degree programs. University online degree programs generally require students to prepay tuition fees for a set number of credits at the outset of their enrollment. Under our service contracts with the universities, our service fees are calculated based upon a share of actual cash tuition received by the university after deducting certain expenses of the university, which consist of service fees paid to learning centers as well as any tuition refunds paid to students and administrative expenses. We provide technology and support services to our university partners’ online degree programs rather than directly to students. We are not responsible for academic instructional support and its associated costs. As a result, we recognize these service fees as revenue over the course of the relevant six-month academic semester for which we provide services to our university partners rather than over the period the universities provide services and support to their students.

In 2008, we began establishing our learning center network. We provide recruiting, enrollment marketing and other student services through our learning center network to the online degree programs of leading Chinese universities.  The amount of service fees we receive is based on the agreements we enter into with the universities, and derived from tuition fees that we collect from students on behalf of the universities.  Fees received are initially recorded as deferred revenue and are recognized as revenue ratably over the six-month school semester during which we provide the services.

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

Private primary and secondary schools revenue.     In 2005, we acquired three private primary and secondary schools in medium-sized cities in China: the Anqing School in Anqing, Anhui province, the Jingzhou School (Southern Campus) in Jingzhou, Hubei province; and the Pingdingshan School in Pingdingshan, Henan province. Our revenue from these schools is based on the number of students enrolled and tuition fees charged. The Anqing School had approximately 4,900 students for the 2010-2011 academic year. The Pingdingshan School had an enrollment of approximately 1,600 students in the 2010-2011 academic year. There is no definite expected enrollment period for Jingzhou School (Southern Campus) as construction has been delayed indefinitely.

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

International curriculum programs revenue.       Historically, we generated our revenue in this segment through a contractual arrangement with WITT, to provide the FEC program that we offer to secondary schools in China, and a contractual arrangement with BCIT to provide the BCIT program that we offer to polytechnic colleges in China. In February 2009, we entered into a partnership agreement with Howe Sound Secondary School, located in British Columbia, Canada, which we refer to as the SCC program, to provide English programs to secondary schools in China. Our revenue in this segment depends upon the number of schools participating in the international curriculum programs, the fees charged for the programs and the number of students enrolled in the programs. During the 2010-2011 academic year, approximately 2,240 students were enrolled in the international curriculum programs.   Our service fees from these programs are received from schools in the fall of each year on the basis of the number of students enrolled in the program at each school and are recognized ratably over the twelve-month period as our services are delivered.

Cost of Revenue

We record cost of revenue separately for each of our business segments. The following table sets forth our cost of revenue for each segment and as a percentage of our net revenue for the periods indicated.

	Years ended December 31,
	2008		2009		2010
	RMB	% of net Revenue	RMB	% of net revenue	RMB	US$	% of net revenue
	(In thousands, except percentages)
Cost of revenue:
Online degree programs	76,224	24.0%	95,428	26.9%	101,906	15,440	26.2%
Online tutoring programs	4,017	1.3%	5,713	1.6%	6,101	924	1.6%
Private primary and secondary schools	17,572	5.5%	26,109	7.4%	30,279	4,588	7.8%
International curriculum programs	19,920	6.3%	11,112	3.1%	9,416	1,427	2.4%
Total	117,733	37.1%	138,362	39.0%	147,702	22,379	38.0%

Online degree programs.    Cost of revenue for our online degree program services consists primarily of employee compensation and benefits, for our project management teams and technical personnel that directly support our university partners’ programs, and for our learning center network, employees that directly engage in recruiting related activities. Our cost of revenue also includes rent, academic program development, courseware development and other direct costs associated with maintaining our service offerings as well as fees paid to third-party distributors at our learning center network. Depreciation of facilities and equipment and amortization of intangible assets acquired through business combination are also included in cost of revenue for this segment.

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

Our cost of revenue also includes share-based compensation cost for employees directly engaged in revenue generation. Those costs were RMB0.5 million, RMB0.5 million and RMB0.8 million ($0.1 million) for the fiscal years 2008, 2009 and 2010, representing 0.4%, 0.4% and 0.6% of our total cost of revenue in each of these periods, respectively.

In addition, the amortization of intangible assets acquired through business combinations directly used in revenue generation is included in our cost of revenue. Those costs from the amortization of intangible assets were RMB4.0 million, RMB3.0 million, and RMB2.8 million ($0.4 million) for the fiscal years 2008, 2009 and 2010, representing 3.4%, 2.2% and 1.9% of our total cost of revenue in each of these periods, respectively.

Operating Expenses

Our operating expenses consist of general and administrative expenses, selling and marketing expenses, research and development expenses and share-based compensation is allocated to each item based on the nature of the service rendered by the employees who received the benefit. In 2008, we also incurred goodwill impairment and intangible assets impairment charges primarily related to our international curriculum programs. The following table sets forth our operating expenses for each item and as a percentage of net revenue for the periods indicated.

	Years ended December 31,
	2008		2009		2010
	RMB	% of net revenue	RMB	% of net revenue	RMB	US$	% of net revenue
	(In thousands, except percentages)
Operating expenses
General and administrative	86,908	27.4%	82,858	23.4%	84,110	12,744	21.6%
Selling and marketing	29,851	9.4%	23,688	6.7%	37,632	5,702	9.7%
Research and development	26,185	8.2%	30,385	8.5%	37,358	5,660	9.6%
Goodwill impairment	41,036	12.9%	—	—	—	—	—
Intangible assets impairment	29,057	9.2%	—	—	—	—	—
Total	213,037	67.1%	136,931	38.6%	159,100	24,106	40.9%

General and administrative

Our general and administrative expenses consist primarily of employee compensation and benefits for the executive management team and employees not directly engaged in revenue generation such as human resources, finance, legal and investor relations functions. Our general and administrative expenses also include rent, administrative office expenses, depreciation and amortization of land use right. In addition, our general and administrative expenses also include share-based compensation expense for employees not directly engaged in revenue generation. Our share-based compensation expense included in general and administrative expenses was RMB4.1 million, RMB6.0 million and RMB2.8 million ($0.4 million) in the fiscal years 2008, 2009 and 2010, respectively, representing 4.7%, 7.2% and 3.3% of our total general and administrative expenses in these periods, respectively.

Selling and marketing

Our selling and marketing expenses consist primarily of employee compensation and benefits, advertising, industry conferences and travel. Other selling and marketing expenses include expenses associated with promotional activities and consulting fees.

Our selling and marketing expenses include the share-based compensation expense for employees working in sales and marketing. Our share-based compensation expense included in selling and marketing expenses was RMB0.5 million, RMB0.7 million and RMB2.2 million ($0.3 million) in the fiscal years 2008, 2009 and 2010, respectively, representing 1.7%, 2.9% and 6.0% of our total selling and marketing expenses in these periods, respectively.

Research and development

Our research and development expenses consist primarily of employee compensation and benefits and other personnel-related costs associated with development of new or enhanced technologies, products and services. Our research and development expenses also include share-based compensation expense for employees working in research and development. In 2008, 2009 and 2010, our research and development expenses have largely been related to our online degree programs and online tutoring programs. We expense all research and development costs when incurred.

Our share-based compensation expenses included in research and development were RMB0.2 million, RMB0.3 million and RMB0.5 million ($0.1 million) in the fiscal years 2008, 2009 and 2010, respectively. These amounts represent less than 2% of our total research and development expenses in each of these periods.

Goodwill impairment and intangible assets impairment

Goodwill impairment.     Based on annual goodwill impairment assessments performed by management as of December 31, 2008, we recorded goodwill impairment losses of RMB41.0 million for the fiscal year 2008. We did not incur any impairment charges in the fiscal years 2009 and 2010. Of the RMB41.0 million goodwill impairment loss in the fiscal year 2008, RMB39.1 million was related to our international curriculum programs, for which management significantly reduced its profitability forecast due to adverse changes in the PRC government regulatory environment and the resulting early mutual termination of our agreement with WITT. The remaining goodwill impairment charge of RMB1.9 million in the fiscal year 2008 was related to a goodwill impairment charge for our private primary and secondary schools, primarily due to management's assessment that construction of Jingzhou School's South campus would be further delayed, and as a result there was no definite expected enrollment period.

Intangible assets impairment.    No impairment of intangible assets was recorded in the fiscal years 2009 and 2010, respectively. In the fiscal year 2008, we recorded an impairment loss of intangible assets of RMB29.1 million. The intangible assets impairment loss in the fiscal year 2008 was also related to our international curriculum programs, for which we have significantly reduced our profitability forecast due to the adverse changes in the PRC government regulatory environment and the resulting mutual termination of our agreement with WITT.

Share-Based Compensation Expenses

Share option compensation. We incurred share-based compensation expenses related to share option of RMB5.2 million, RMB7.4 million and RMB5.5 million ($0.8 million) in the fiscal years 2008, 2009 and 2010, respectively. As of December 31, 2010, our unrecognized share-based compensation costs totaled RMB7.5 million ($1.1 million), which was expected to be recognized over a weighted average vesting period of 1.82 years.

 Restricted share unit compensation. In September 2010, the compensation committee of our board of directors approved a Restricted Share Units (“RSUs”) awards program pursuant to the Equity Incentive Plan. Each RSU represents the contingent right of the participant to receive a share of common stock. We incurred share-based compensation expenses related to restricted share unit of RMB0.8 million ($0.1 million) in the fiscal year 2010.

Our share-based compensation charges have been allocated to cost of revenue, general and administrative, selling and marketing and research and development expenses in line with the nature of the service rendered by the employee who received the benefit.

The allocation of share-based compensation expenses is listed in the table below:

	Years ended December 31,
	2008		2009		2010
	RMB	% of net revenue	RMB	% of net revenue	RMB	US$	% of net revenue
	(In thousands, except percentages)
Share-based compensation expenses:
Cost of revenue	474	0.15%	489	0.14%	815	123	0.21%
General and administrative	4,073	1.28%	5,982	1.69%	2,760	418	0.71%
Selling and marketing	506	0.16%	676	0.19%	2,248	341	0.58%
Research and development	178	0.06%	269	0.07%	460	70	0.12%
Total	5,231	1.65%	7,416	2.09%	6,283	952	1.62%

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

PRC

Our PRC entities, including subsidiaries and affiliated entity or variable interest entity, are generally subject to an enterprise income tax at 25% tax rate pursuant to the Enterprise Income Tax Law (the "EIT" Law).

Under the EIT Law, our PRC entities qualify as "high and new technology enterprise" ("the HNTE") are entitled to a tax rate of 15%.  CMR Web, Hongcheng Liye, Hongcheng Education, ZhongNongda Network, Beiyuda, Gotop Hongcheng, and Dongcai obtained the HNTE status in 2008.  Hongcheng Technology and Chongda obtained the HNTE status in 2009, and 2010, respectively. Qualifying entities can apply to renew for an additional three years provided their business operations continue to qualify for the HNTE status.  We believe it is highly likely that our qualifying entities will continue to obtain the renewal in the future.

A HNTE located in Beijing is generally entitled to a three-year exemption from EIT, followed by a preferential tax rate of 7.5% of the applicable tax rate in the next three years. Hongcheng Liye entitled to the reduced tax rate of 7.5% in 2008. Hongcheng Education entitled to the reduced tax rate of 7.5% for the year 2008, 2009 and 2010. Gotop Hongcheng entitled to the tax-exemption in 2008 followed by a reduced tax rate of 7.5% for the subsequent three years.

In 2008, Beiyuda obtained the preferential tax rate approval form from local tax Bureau and entitled to the tax-exemption in 2008 and 2009 followed by a reduced tax rate of 7.5% for 2010.

One of our subsidiaries, Chongda, which qualified as a "software enterprise" under the EIT law is entitled to a preferential tax rate of 12.5% for 2008, 2009 and 2010.

 The preferential tax rates of our PRC entities, different from the statutory rates, which were used to calculate the tax provision based on our interpretation of the New EIT Law as of the balance sheet date, are presented in the following table.

PRC entities	2008	2009	2010	2011	2012

CMR Web	15.0%	15.0%	15.0%	15.0%	15.0%
Hongcheng Liye	7.5%	15.0%	15.0%	15.0%	15.0%
Hongcheng Education	7.5%	7.5%	7.5%	15.0%	15.0%
Zhongnongda Networks	15.0%	15.0%	15.0%	15.0%	15.0%
Beiyuda	0.0%	0.0%	7.5%	15.0%	15.0%
Gotop Hongcheng	0.0%	7.5%	7.5%	7.5%	15.0%
Hongcheng Technology	N/A	15.0%	15.0%	15.0%	15.0%
Dongcai	15.0%	15.0%	15.0%	15.0%	15.0%
Chongda	12.5%	12.5%	12.5%	15.0%	15.0%

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

We have net operating loss carryforwards of RMB41.4 million from our PRC entities for the year ended December 31, 2010 that will expire on various dates between December 31, 2011 and December 31, 2015.

As of December 31, 2010, a valuation allowance of RMB5.2 million was provided against deferred tax assets including net operating loss carryforwards of certain of our PRC entities due to our determination that it is more likely than not that these deferred tax assets related to the respective entities will not be realized.  Adjustments will be made to the valuation allowance if events occur in the future that indicate changes in the amount of deferred tax assets that may be realized.

We operate through multiple PRC entities and the valuation allowances are considered separately for each PRC entity. We do not file consolidated tax returns, and, therefore, losses and deferred taxes from one PRC entity may not be used to offset another entity's earnings or deferred taxes.

We recognized RMB5.5 million, RMB7.7 million and RMB3.7 million accumulated impact of unrecognized tax benefit to accumulated deficits or profits as of December 31, 2008, 2009 and 2010, respectively.

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

Our subsidiaries located in the PRC had aggregate accumulated earning of approximately RMB72.9 million as of December 31, 2010.  Since we have decided to reinvest those profits for future development, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to us. Accordingly, no deferred tax liability has been accrued for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to us as of December 31, 2010.

Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of carrying amount over tax basis, including those differences attributable to a more than 50% interest in a domestic subsidiary. We have not recorded any such deferred tax liability attributable to the financial interest in our variable interest entity because the variable interest entity was in an accumulated loss position as of December 31, 2010.

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

Revenue Recognition

Our revenue is principally derived from the following:

(a)   Online degree programs, which mainly provide: (i) online education technical services and consulting services; (ii) recruiting services and enrollment marketing services; and (iii) licensing of online education technology platform and courseware.

(i)   Online education technical services, consulting services

Our primary business is to provide online education technical services and consulting services to the online degree programs of leading Chinese universities.  These services include academic program development, technology services, student support services, and finance operations.  Since each of the services does not have a stand-alone value to the universities, these services are accounted for as one unit of accounting and the related revenue is recognized ratably over the Six-month School Semester (the "Semester") during which the Group provides the services.  The Semesters generally begin in April and October of each calendar year.

(ii)   Recruiting services, online technical services and enrollment marketing services

We also provide recruiting, online technical, enrollment marketing and other student services through its learning center network to the online degree programs of participating Chinese universities.  The amount of service fees received is based on the agreements entered into with the universities, and derived from tuition fees that we collects from students on behalf of the universities.

(iii)   Licensing of online education technology platform and courseware

We license our online education technology platform and courseware to universities and other education companies and also provide post contract customer support ("PCS"), which includes telephone support and unspecified upgrades on a when-and-if available basis.  We recognize revenue from licensing of online education technology platform and courseware when persuasive evidence of an agreement exists, delivery of the services has occurred, the fee is fixed or determinable, and collectability is probable.

We deferred the revenue over the PCS periods, from the acceptance of the customers to the end of the period, while we have the service knowledge skill, the expected cost incurred during the PCS period is deemed insignificant.

(b)   Online tutoring programs

We offer online interactive tutoring services to primary and secondary students.  These services allow the customers access to the online education services over a fixed period of time, generally ranging from one month to three years. Two ways to sell prepaid cards are described as followed.

All prepaid cards sold to distributors or delivered to the advertisement suppliers are initially recognized as deferred revenue. Revenue is recognized ratably over the applicable period, starting from the end users’ activation of the prepaid cards and ending with the fixed period of time, which we provide services to the end users.

(i)   Distributors

The prepaid cards are sold to distributors, from whom we collect payments when the prepaid cards are delivered to the distributors.  The distributors then resell the cards to end users.

(ii)    Non-monetary exchanges

We periodically exchange prepaid cards for online tutoring service with other entities for advertising time slots on newspapers and locations on buildings.  We recognize the relevant deferred revenue based on the fair value of the advertising received, which can be acquired from the website of the advertisement supplier.

 (c)    Private primary and secondary schools

We operate a number of private primary and secondary schools, which provide educational services to the students through traditional classroom education. Students must register and pay for their classes at the beginning of each semester.  Fees collected from private primary and secondary schools operations upfront are initially recorded as deferred revenue at the time the students register for their classes and we receive payments.  Revenue is recognized ratably over the service period, which is six months for each school semester, as the education services are delivered.  If a student withdraws from a class, any collected but unearned portion of the fee is recognized at that time unless the student is entitled to a refund.

(d)    International curriculum programs

We provide international post-secondary and English language learning services for high schools in the PRC and international polytechnic curriculum programs through traditional classroom education. For those programs, students must register and pay for their classes at the beginning of each semester or each short-term program (i.e. summer camp).  Fees collected from the provision of teaching and other support services to the learning institutions are recognized either on a straight-line basis over the service period, which is typically the six-month school semester or when such services are provided in the short-term program.

Income Taxes

We are subject to income taxes in the PRC. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes.

Income Taxes: Overall, contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

We make assumptions, judgments and estimates in the recognition and measurement of a tax position taken or expected to be taken in a tax return. These judgments, assumptions and estimates take into account current tax laws, our interpretation of current tax laws and possible outcomes of current and future audits conducted by domestic tax authorities. Changes in tax law or our interpretation of tax laws and the resolution of current and future tax audits could significantly impact the amounts of unrecognized, uncertain tax positions, if any, provided or to be provided for in our consolidated financial statements. Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. In general, PRC tax authorities have up to five years to conduct examination on our tax filings. Accordingly, our PRC subsidiaries' and affiliated entity's tax filings for the tax years 2006 to 2010 remain open to examination by the respective taxing jurisdictions.

Our assumptions, judgments and estimates relative to the value of a deferred tax asset take into account predictions of the amount and category of future taxable income, such as income from operations. Actual operating results and the underlying amount and category of income in future years could render our current assumptions, judgments and estimates of recoverable net deferred taxes inaccurate. Any of the assumptions, judgments and estimates mentioned above could cause our actual income tax obligations to differ from our estimates, and thus materially impact our financial position and results of operations.

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

We have historically used the following assumptions on the date of grant or modification:

	2008	2009	2010

Option granted or modified to employees:
Weighted average risk-free interest rate	2.62%	2.19%	2.59%
Weighted average expected option life (years)	6.0	5.3	6.0
Weighted average volatility rate	46.6%	49.4%	48.3%
Weighted average dividend yield	—	—	—

(a)   Volatility

Most of the options were granted prior to our IPO when we do not have historical data on the price of our publicly traded shares. As such, prior to our IPO, we based our estimate of expected volatility on the historical volatility of comparable entities whose share prices are publicly available over a period similar to the expected term of our options.

Since our IPO in December 2007, we have had slightly less than three and a half years of historical market price data for our ADSs, the historical share price data of our ADSs was limited. The average historical volatility of the market price of our ADSs over the period from December 2007 to June 10, 2011 was 43.75%. After our IPO, the volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of our ordinary shares and listed shares of comparable companies over a period similar to the expected term of the options. For future grants, we will consider all relevant information in determining an appropriate volatility assumption.

 (b) Risk-free interest rate

Risk-free interest rate was estimated based on the yield, as of the grant date, to maturity of treasury bonds of the United States with a maturity period close to the expected term of the options.

(c) Expected term

We estimate the expected term by averaging the original contractual term and the vesting term. In the future, should more detailed information be available to us, we would consider adoption a different method of estimating expected term.

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

(f)  Fair value of underlying ordinary shares

The closing market price of our ordinary shares as of the grant date was used as the fair value of the underlying ordinary shares on that date.

As of December 31, 2010, there were options outstanding for the purchase of 9,982,604 ordinary shares and options for the purchase of 1,203,562 ordinary shares available for future grant under our equity incentive plan. The share-based compensation expenses arising from the options we have granted are being recognized over the applicable vesting period, which typically is three years.

The fair value of each RSU is measured on the grant date based on the market price of the stock on the grant date. 50%, 33.3% and 16.7% of the restricted shares may be granted vest based on achievement of gross revenue performance targets set for 2013, 2015 and 2016, respectively. We recognizes compensation cost on the RSUs based on the estimated probability of meeting the performance target and on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards. In the future, we may adjust our estimated probability of fulfill the performance target.

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

The total carrying amount of goodwill is RMB43.3 million as of December 31, 2010. RMB18.0 million, RMB20.8 million and RMB4.5 million are allocated to online degree programs reporting unit, online tutoring programs reporting unit, and the international curriculum programs reporting unit, respectively. In evaluating goodwill and acquired intangible assets for impairment, we sought the assistance of independent valuation experts, perform internal valuation analyses and consider publicly available information regarding our market capitalization when assessing the reasonableness of the cumulative fair values of the reporting units. In applying the income approach, the discounted cash flow methodology was used.

We considered two generally accepted valuation approaches: market and income. As our business model is different from most of the publicly listed company in education sector, the relevance of market approach was low. Therefore, we used the discounted cash flow, or DCF, method of the income approach to assess the goodwill impairment.

The following are critical assumptions in determining the fair value of the reporting units as of December 31, 2010:

•
The revenue growth for each reporting units is projected based on discrete five year revenue forecasts. For the year 2011-2015, the CAGR of the three reporting units are approximately 8%, 13% and 15% for the online degree programs, online tutoring programs and the international curriculum programs, respectively.

•
In the projection periods, the cost of revenues as a percentage of revenues is expected to remain stable for online degree programs, and for the international curriculum programs and the online tutoring programs, the cost margin will be higher in 2011 due to the new business initiatives.

•
Operating expenses, including selling expenses, R&D expenses and general and administrative expenses, as a percentage of sales is expected to remain stable for online degree programs. And for the international curriculum programs and the online tutoring programs, operating margins will be higher in 2011 due to the new business initiatives, but the margins are expected to improve in the future, as these new businesses develop.

•	To maintain normal operations, capital expenditures are estimated to be around 5%, 1% and 1% of revenue for the three reporting units, respectively.

•	The working capital requirement is estimated based on our main accounts turnover days.

•	A perpetual growth rate after 2015 is assumed to be at 3% per year for the three reporting units.

•	The weighted average cost of capital, or WACC, used in the calculation is 20%, 27% and 36% for the three reporting units, respectively.

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

In the fiscal year 2008, we recognized total goodwill impairment and intangible assets impairment charges of RMB70.1 million.  Of this amount, RMB68.2 million of impairment loss was related to the international curriculum programs, which management has significantly reduced profitability forecast due to adverse change in government regulatory environment and the resulting early mutual termination of our agreement with WITT.  The remaining goodwill impairment charge of RMB1.9 million for the private primary and secondary schools was primarily due to management’s assessment that construction of Jingzhou School’s South Campus would be further delayed, and as a result there is no definite expected enrollment period. There was no impairment charge of goodwill and intangible assets in 2009 and 2010.

Recently issued accounting standards

In December 2010, the FASB issued an authoritative pronouncement on when to perform Step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts.  The amendments in this update modify Step 1 so that for those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists.  In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist.  The qualitative factors are consistent with existing guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.  For public entities, the guidance is effective for impairment tests performed during entities' fiscal years (and interim periods within those years) that begin after December 15, 2010.  Early adoption will not be permitted.  The Group does not expect the adoption of this pronouncement to have a significant impact on its financial condition or results of operations.

In December 2010, the FASB issued an authoritative pronouncement on disclosure of supplementary pro forma information for business combinations.  The objective of this guidance is to address diversity in practice regarding the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations.  The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only.  The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable the business combination included in the reported pro forma revenue and earnings.  The amendments affect any public entity that enters into business combinations that are material on an individual or aggregate basis.  The amendments will be effective for business combinations consummated in periods beginning after December 15, 2010, and should be applied prospectively as of the date of adoption.  Early adoption is permitted.  The Company does not expect the adoption of this pronouncement to have a significant impact on its financial condition or results of operations.

Results of Operations

The following table sets forth selected data from our consolidated statements of operations for the periods indicated.

	Years ended December 31,
	2008 (As adjusted)		2009		2010
	RMB	% of net revenue	RMB	% of net revenue	RMB	US$	% of net revenue
	(In thousands, except for percentages)
Net revenue:
Online degree programs	255,388	80.4%	285,178	80.4%	310,005	46,970	79.7%
Online tutoring programs	15,436	4.8%	19,584	5.5%	23,669	3,586	6.1%
Private primary and secondary schools	19,289	6.1%	30,627	8.6%	41,054	6,221	10.6%
International curriculum programs	27,607	8.7%	19,317	5.5%	14,114	2,139	3.6%
Total net revenue	317,720	100%	354,706	100%	388,842	58,916	100%
Cost of revenue:
Online degree programs	76,224	24.0%	95,428	26.9%	101,906	15,440	26.2%
Online tutoring programs	4,017	1.3%	5,713	1.6%	6,101	924	1.6%
Private primary and secondary schools	17,572	5.5%	26,109	7.4%	30,279	4,588	7.8%
International curriculum programs	19,920	6.3%	11,112	3.1%	9,416	1,427	2.4%
Total cost of revenue	117,733	37.1%	138,362	39.0%	147,702	22,379	38.0%
Gross profit:
Online degree programs	179,164	56.4%	189,750	53.5%	208,099	31,530	53.5%
Online tutoring programs	11,419	3.6%	13,871	3.9%	17,568	2,662	4.5%
Private primary and secondary schools	1,717	0.5%	4,518	1.2%	10,775	1,633	2.8%
International curriculum programs	7,687	2.4%	8,205	2.4%	4,698	712	1.2%
Total gross profit	199,987	62.9%	216,344	61.0%	241,140	36,537	62.0%
Gross profit margin:
Online degree programs	70.2%	—	66.5%	—	67.1%	67.1%	—
Online tutoring programs	74.0%	—	70.8%	—	74.2%	74.2%	—
Private primary and secondary schools	8.9%	—	14.8%	—	26.2%	26.2%	—
International curriculum programs	27.8%	—	42.5%	—	33.3%	33.3%	—
Total gross profit margin	62.9%	—	61.0%	—	62.0%	62.0%	—
Operating expenses:
General and administrative	86,908	27.4%	82,858	23.4%	84,110	12,744	21.6%
Selling and marketing	29,851	9.4%	23,688	6.7%	37,632	5,702	9.7%
Research and development	26,185	8.2%	30,385	8.5%	37,358	5,660	9.6%
Goodwill impairment	41,036	12.9%	—	—	—	—	—
Intangible assets impairment	29,057	9.2%	—	—	—	—	—
Total operating expenses	213,037	67.1%	136,931	38.6%	159,100	24,106	40.9%
(Loss) income from operations	(13,050)	(4.2)%	79,413	22.4%	82,040	12,431	21.1%
Operating margin	(4.2%)	—	22.4%		21.1%	21.1%
Other income	562	0.2%	1,748	0.5%	572	87	0.2%
Interest income	10,652	3.4%	4,980	1.4%	5,552	841	1.4%
Interest expense	(1,298)	(0.4)%	(2)	—	(5)	(1)	—
Gain on the sale of investment	—	—	—	—	1,071	163	0.2%
Gain on consolidation of Hongcheng Xueyuan					260	39	0.1%
(Loss) income before income tax provisions and noncontrolling interest (1)	(3,134)	(1.0)%	86,139	24.3%	89,490	13,560	23.0%
Income tax provisions	3,473	1.1%	19,287	5.5%	13,333	2,020	3.4%
Net (loss) income	(6,607)	(2.1)%	66,852	18.8%	76,157	11,540	19.6%
Less: net income contributable to the noncontrolling interests	36,412	11.4%	32,073	9.0%	36,840	5,582	9.5%
Net (loss) income attributable to ChinaEdu Corporation shareholders	(43,019)	(13.5)%	34,779	9.8%	39,317	5,958	10.1%

(1) We adopted authoritative pronouncement on noncontrolling interests in consolidated financial statements on January 1, 2009, retrospectively.

Year ended December 31, 2010 compared to the year ended December 31, 2009

Net Revenue.    Our total net revenue for the fiscal year ended December 31, 2010 was RMB388.8 million ($58.9 million), representing an 9.6% increase, compared  to RMB354.7 million for the fiscal year ended December 31, 2009.

Online degree programs.     Net revenue from online degree programs for the fiscal year 2010 was RMB310.0 million ($47.0 million), representing an 8.7% increase from RMB285.2 million for the fiscal year 2009.  This increase was attributable primarily to the enrollment growth at our university partners’ online degree programs in fiscal year 2010 as compared to fiscal year 2009.  In the aggregate, our university partners had approximately 311,000 revenue students during fiscal year 2010, representing an 8.4% increase from approximately 287,000 revenue students in fiscal year 2009.

Online tutoring programs.     Net revenue from our online tutoring business increased approximately 20.9% from RMB19.6 million for the fiscal year 2009 to RMB23.7 million ($3.6 million) for the fiscal year 2010. The increase was primarily due to the improvement of quality of teaching services and the development of tutoring products.

Private primary and secondary schools.     Net revenue from our private primary and secondary school business increased approximately 34.0% from RMB30.6 million for the fiscal year 2009 to RMB41.1 million ($6.2 million) for the fiscal year 2010. This was primarily due to a 40% increase in enrollment at our Anqing School for the 2009-2010 academic year and a 13% increase in enrollment at Anqing School for the 2010-2011 academic year.

International curriculum programs.    Net revenue from our international curriculum programs decreased approximately 26.9% from RMB19.3 million for the fiscal year 2009 to RMB14.1 million ($2.1 million) for the fiscal year 2010. This decrease was mainly attributable to the further decrease in student enrollment, resulting from the termination of our agreement with WITT in the fiscal year 2010. Students participating in the international curriculum programs decreased from 2,800 for the fiscal year 2009 to 2,240 for the fiscal year 2010.

Cost of Revenue.    Total cost of revenue for fiscal year 2010 was RMB147.7 million ($22.4 million), representing a 6.8% as compared to RMB138.4 million for fiscal year 2009.

Online degree programs.    Cost of revenue from our online degree programs for fiscal year 2010 was RMB101.9 million ($15.4 million), representing a 6.8% increase from RMB95.4 million in fiscal year 2009. The increase was primarily due to cost increases related to the expansion of the Company’s learning center network and an increase in employee-related costs throughout year 2010 as the Company hired additional staff in connection with efforts to enhance the current programs and develop future business initiatives.

Online tutoring programs.     Our cost of revenue for our online tutoring programs increased approximately 6.8% from RMB5.7 million for the fiscal year 2009 to RMB6.1 million ($0.9 million) for the fiscal year 2010. This increase was mainly due to the new hire of faculty staff during the fiscal year 2010.

Private primary and secondary schools.      Our cost of revenue for our private primary and secondary schools increased approximately 16.0% from RMB26.1 million for the fiscal year 2009 to RMB30.3 million ($4.6 million) for the fiscal year 2010. This was mostly attributable to the increase in the student enrollment, which resulted in increased employee related costs, and depreciation of property and equipment as we completed the construction of the Anqing School’s new campus.

International curriculum programs.     Our cost of revenue for our international curriculum programs decreased approximately 15.3% from RMB11.1 million for the fiscal year 2009 to RMB9.4 million ($1.4 million) for the fiscal year 2010. This decrease was primarily attributable to the decrease in the related operational costs associated with the decrease in student enrollment.

Gross Profit and Gross Margin.    Gross profit for the fiscal year 2010 was RMB241.1 million ($36.5 million) as compared with RMB216.3 million for the fiscal year 2009, representing an increase of 11.5%.  Gross margin for the fiscal year 2010 was 62.0%, as compared with gross margin of 61.0% for the fiscal year 2009.  Gross margin for the online degree programs was 67.1% in 2010 as compared with gross margin for the online degree programs of 66.5% for 2009.  The  increase in gross margin was primarily due to the increase in revenue student enrolled in online degree program as well as the improved margin for online tutoring program  .

Operating Expenses    Total operating expenses for the fiscal year 2010 were RMB159.1 million ($24.1 million), representing a 16.2% increase from RMB136.9 million for fiscal year 2009. This increase was attributable primarily to the factors discussed below:

General and administrative expenses.   General and administrative expenses for the fiscal year 2010 were RMB84.1 million ($12.7 million), representing a 1.5% increase from RMB82.9 million for fiscal year 2009. The slight increase reflects continued tight cost control throughout 2010.

Selling and marketing expenses.     Selling and marketing expenses for the fiscal year 2010 were RMB37.6 million ($5.7 million), representing a 58.9% increase from RMB23.7 million for the fiscal year 2009.  The increase was primarily attributable to an increase in advertising expenses for 101 online tutoring programs, the learning center network, and selected subsidiaries as well as increased sales and marketing headcount at certain subsidiaries.

Research and development.     Research and development expenses for the fiscal year 2010 were RMB37.4 million ($5.7 million), representing a 22.9% increase from RMB30.4 million for the fiscal year 2009.  This increase was primarily attributable to increased staff and increased depreciation expenses associated with new research and development projects for online degree programs and new business initiatives for non-online degree programs.

Goodwill impairment and intangible assets impairment.    There was no impairment charge of goodwill and intangible assets in the fiscal year 2009 and 2010.

Share-based compensation.    Share-based compensation for the fiscal year 2010, which was allocated to the related cost of revenue and operating expenses, was RMB6.3 million ($1.0 million), representing an decrease of RMB1.1 million from RMB7.4 million for the fiscal year 2009.  This decrease was primarily attributable to a true-up adjustment of forfeited stock options.

Income (loss) from operations.    Income from operations was RMB82.0 million ($12.4 million) for the fiscal year 2010, as compared to RMB79.4 million for the fiscal year 2009.  Operating margin was 21.1% for the fiscal year 2010 as compared to 22.4% for the fiscal year 2009.

Interest income.    Interest income increased by 11.5% to RMB5.6 million ($0.8 million) in the fiscal year 2010, as compared to RMB5.0 million in the fiscal year 2009.  This increase was attributable primarily to a higher interest rate for 2010 compared to 2009.

Income tax provision.   Income tax expense for the fiscal year 2010 was RMB13.3 million ($2.0 million), representing a decrease from RMB19.3 million for the fiscal year 2009.  The decrease was primarily related to the reversal of unrecognized tax benefits.

Noncontrolling interest .    Noncontrolling interest was RMB36.8 million ($5.6 million) in the fiscal year 2010, representing an 14.9% increase, as compared to RMB32.1 million in the fiscal year 2009, which was primarily attributable to a non-controlling interest impact related to the increase in net income from online degree programs in the year 2010.

Net (loss) income attributable to ChinaEdu .     Net income attributable to ChinaEdu was RMB39.3 million ($6.0 million) for the fiscal year 2010, compared with RMB34.8 million for the fiscal year 2009.

Year ended December 31, 2009 compared to the year ended December 31, 2008

Net Revenue.    Our total net revenue for the fiscal year ended December 31, 2009 was RMB354.7 million  representing an 11.6% increase, compared  to RMB317.7 million for the fiscal year ended December 31, 2008.

Online degree programs.     Net revenue from online degree programs for the fiscal year 2009 was RMB285.2 million, representing an 11.7% increase from RMB255.4 million for the fiscal year 2008.  This increase was attributable primarily to the enrollment growth at our university partners’ online degree programs in fiscal year 2009 as compared to fiscal year 2008.  In the aggregate, our university partners had approximately 287,000 revenue students during fiscal year 2009, representing an 18.1% increase from approximately 243,000 revenue students in fiscal year 2008.

Online tutoring programs.     Net revenue from our online tutoring business increased approximately 26.9% from RMB15.4 million for the fiscal year 2008 to RMB19.6 million for the fiscal year 2009. The increase was primarily because we expanded our sales channels, developed additional courseware and enhanced customer service.

Private primary and secondary schools.     Net revenue from our private primary and secondary school business increased approximately 58.8% from RMB19.3 million for the fiscal year 2008 to RMB30.6 million for the fiscal year 2009.  This was primarily due to a 56.2% increase in enrollments at our Anqing School for the 2008-2009 academic year and a 40% increase in enrollments at Anqing School for the 2009-2010 academic year.

International curriculum programs.    Net revenue from our international curriculum programs decreased approximately 30.0% from RMB27.6 million for the fiscal year 2008 to RMB19.3 million for the fiscal year 2009. This decrease was mainly attributable to the further decrease in student enrollment resulting from the termination of our agreement with WITT in the fiscal year 2009 as compared to the fiscal year 2008. Students participating in the international curriculum programs decreased from 4,000 for the fiscal year 2008 to 2,800 for the fiscal year 2009.

Cost of Revenue.    Total cost of revenue for fiscal year 2009 was RMB138.4 million, representing a 17.5% as compared to RMB117.7 million for fiscal year 2008.

Online degree programs.    Cost of revenue from our online degree programs for fiscal year 2009 was RMB95.4 million, representing a 25.2% increase from RMB76.2 million in fiscal year 2008. The increase was primarily due to the cost increase related to the expansion of our learning center network and increase in employee related costs throughout fiscal year 2009.

Online tutoring programs.     Our cost of revenue for our online tutoring programs increased approximately 42.2% from RMB4.0 million for the fiscal year 2008 to RMB5.7 million for the fiscal year 2009. This increase was the result of new product development costs incurred during the fiscal year 2009.

Private primary and secondary schools.      Our cost of revenue for our private primary and secondary schools increased approximately 48.6% from RMB17.6 million for the fiscal year 2008 to RMB26.1 million for the fiscal year 2009. This was mostly attributable to the increase in the enrollment which resulted in increased employee related cost, and depreciation of property and equipment as we completed the construction of the Anqing School’s new campus.

International curriculum programs.     Our cost of revenue for our international curriculum programs decreased approximately 44.2% from RMB19.9 million for the fiscal year 2008 to RMB11.1 million for the fiscal year 2009. This decrease was primarily attributable to the decrease in the related operational costs associated with the decrease in student enrollment.

Gross Profit and Gross Margin.    Gross profit for the fiscal year 2009 was RMB216.3 million as compared with RMB200.0 million for the fiscal year 2008, representing an increase of 8.2%.  Gross margin for the fiscal year 2009 was 61.0%, as compared with gross margin of 62.9% for the fiscal year 2008.  Gross margin for the online degree programs was 66.5% in 2009 as compared with gross margin for the online degree programs of 70.2% for 2008.  The decrease in gross margin was primarily due to investment in our learning center network.

Operating Expenses    Total operating expenses for the fiscal year 2009 were RMB136.9 million, representing a 35.7% decrease from RMB213.0 million for fiscal year 2008. This decrease was attributable primarily to the factors discussed below:

General and administrative expenses.   General and administrative expenses for the fiscal year 2009 were RMB82.9 million, representing a 4.7% decrease from RMB86.9 million for fiscal year 2008. The decrease was primarily because there were almost no account receivables write-offs and exchange losses in 2009 as well as a reduction in rent in fiscal year 2009 as compared to fiscal year 2008.

Selling and marketing expenses.     Selling and marketing expenses for the fiscal year 2009 were RMB23.7 million, representing a 20.6% decrease from RMB29.9 million for the fiscal year 2008.  The decrease was attributable primarily to a shift from conducting general sales and marketing activities to focusing on direct recruiting related activities at our learning center network.

Research and development.     Research and development expenses for the fiscal year 2009 were RMB30.4 million, representing a 16.0% increase from RMB26.2 million for the fiscal year 2008.  This increase was attributable primarily to technology platform upgrade and the internet & mobile applications development for the online degree and non-degree programs

Goodwill impairment and intangible assets impairment.    There was no impairment charge of goodwill and intangible assets in the fiscal year 2009, while such charge was RMB70.1 million in the fiscal year 2008. See “ — Operating Expenses — Goodwill Impairment and Intangible Assets Impairment.”

Share-based compensation.    Share-based compensation for the fiscal year 2009, which was allocated to the related cost of revenue and operating expense line items, was RMB7.4 million, representing an increase of RMB2.2 million from RMB5.2 million for the fiscal year 2008.  This increase was attributable primarily to the re-pricing for under-water options and an increase in the number and fair value of options granted in fiscal year 2009 as compared to fiscal year 2008.

(Loss )Income from operations.    Income from operations was RMB79.4 million  for the fiscal year 2009, as compared to a loss of RMB13.1 million for the fiscal year 2008.  Operating margin was 22.4% for the fiscal year 2009 as compared to a negative 4.1% for the fiscal year 2008.  The increase was primarily because there was not an impairment charge of goodwill and intangible assets in the fiscal year 2009, while such charge was RMB70.1 million in the fiscal year 2008.

Interest income.    Interest income decreased by 53.2% to RMB5.0 million in the fiscal year 2009, as compared to RMB10.7 million in the fiscal year 2008.  This decrease was attributable primarily to (i) the reduced interest bearing cash and bank deposit balance of RMB325.4 million ($47.7 million) as of December 31, 2009, as compared to RMB417.4 million as of December 31, 2008, and (ii) a lower interest rate for the fiscal year 2009 as compared to the fiscal year 2008.

Income tax provision.   Income tax expense for the fiscal year 2009 was RMB19.3 million, representing a significant increase from RMB3.5 million for the fiscal year 2008.  In December 2008, seven of our subsidiaries and affiliate companies obtained the “high and new technology enterprises” status under the new PRC Enterprise Income Tax Law, which came into effect on January 1, 2008.  The “high and new technology enterprises” entities enjoy a 15% tax rate, which is lower than the statutory tax rate of 25%. An adjustment was recorded in the fourth quarter of 2008 to adjust our deferred income tax expenses based on the decrease in tax rate from 25% to 15%, which resulted in a low deferred income tax expense in 2008.  In addition, our 2008 income tax was lower because there was a significant decrease in deferred tax liabilities related to impairment of acquired intangible assets in our international curriculum programs, while there was no such charge in 2009.

Noncontrolling interest s.    Noncontrolling interests was RMB32.1 million in the fiscal year 2009, representing an 11.9% decrease, as compared to RMB36.4 million in the fiscal year 2008, which was attributable primarily to the noncontrolling interest impact related to the reduction in our deferred tax liabilities for the fiscal year 2008 resulted from change of tax rate from 25% to 15%.

Net (loss) income attributable to ChinaEdu .     Net income attributable to ChinaEdu was RMB34.8 million for the fiscal year 2009, compared with a loss of RMB43.0 million for the fiscal year 2008, primarily because there was not an impairment charge of goodwill and intangible assets in the fiscal year 2009, while such charge was RMB70.1 million in the fiscal year 2008.

B.	Liquidity and Capital Resources

Since our initial public offering completed in December 2007, we have financed our operations primarily through cash flows from operations. As of December 31, 2010, we had RMB311.0 million ($47.1 million) in cash and bank deposit and no borrowings. Our cash and bank deposit primarily consist of cash on hand, demand deposits and term deposits with original maturity terms of greater than three months but less than one year that are placed with banks and other financial institutions. A portion of the cash balances of our Chinese affiliated entity and its subsidiaries may be paid to us pursuant to our contractual arrangements with the entity and its subsidiaries for our technical and teaching support, enrollment system and other services. We may fund the cash needs of our Chinese affiliated entity from time to time.

We have not encountered any difficulties meeting our cash obligations to date.  Since we do not expect making additional significant capital expenditures through the end of 2011, we believe that our current cash and cash equivalents and anticipated future cash flows from operations, will be sufficient to meet our presently anticipated cash needs.   We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities or debt securities or borrow from lending institutions.

In 2009, we completed construction of new campus at the Anqing School.  We had outstanding capital commitments of approximately RMB64.8 million as of December 31, 2010 associated with the acquisition of Jingzhou School (Southern Campus). However, due to the ongoing delays that have prevented construction at Jinzhou School (Southern Campus), we are currently unable to estimate when the outstanding RMB64.8 million capital commitment will be paid. For details on our property renovation and construction plans, see “Item 4. Information on the company- D. Property plants and Equipment.”

The following table sets forth a summary of our cash flows for the periods indicated:

	Years ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$
	(In thousands)
Net cash provided by operating activities	54,547	83,420	64,416	9,757
Net cash used in investing activities	(110,325)	(149,068)	(63,126)	(9,565)
Net cash used in financing activities	(68,221)	(85,454)	(13,247)	(2,006)
Effect of exchange rate changes	(19,182)	312	(693)	(102)
Net changes in cash and cash equivalents	(143,181)	(150,790)	(12,650)	(1,916)
Cash and cash equivalents at beginning of period	497,114	353,933	203,143	30,779
Cash and cash equivalents at end of period	353,933	203,143	190.493	28,863

Operating Activities

In the year ended December 31, 2010, we generated positive cash flow from operating activities of RMB64.4 million ($9.8 million), which was primarily derived from our net income of RMB76.2 million ($11.5 million), adjusted by the add-back of non-cash items of RMB27.0 million from a number of factors, including share-based compensation expenses of RMB6.3 million, depreciation of RMB21.0 million, and amortization of intangible assets and land use rights of RMB5.0 million. These positive cash flows were also offset by aggregate changes in our current assets and liabilities of RMB38.7 million, which included an RMB14.6 million increase in accrued expenses and other current liabilities, a RMB4.0 million increase in amounts due to related parties, a RMB8.6 million increase in deferred revenue and a RMB6.9 million decrease in accounts receivable. Those positive factors were partially offset by changes in growth in amounts due from related parties of RMB68.8 million. The increase in amounts due from related parties reflected higher service fees payable to us by our university partners in the year ended December 31, 2010 than those paid to us in the same period in 2010.

In the year ended December 31, 2009, we generated positive cash flow from operating activities of RMB83.4 million, which was primarily due to our net income of RMB66.9 million, adjusted by the add-back of non-cash items RMB31.0 million from a number of factors, including share-based compensation expenses of RMB7.4 million, depreciation of RMB16.6 million, and amortization of intangible assets of RMB5.2 million. These positive cash flows were also offset by aggregate changes in our current assets and liabilities of RMB14.5 million, which included a RMB19.1 million increase in accrued expenses and other current liabilities due to the growth of our business and increased accrued employee payroll and welfare benefits, a RMB9.4 million increase in income tax and other taxes payable due to increased profitability of several of our subsidiaries, and a RMB3.8 million increase in deferred revenues due to an increase in revenue students. Those positive factors were partially offset by an increase in amounts due from related parties of RMB26.3 million and an increase in accounts receivable of RMB13.8 million.  The increase in amounts due from related parties reflected higher service fees payable to us by our university partners in the year ended December 31, 2009 than those paid to us in the same period in 2008.

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

Investing Activities

In the year ended December 31, 2010, net cash used in investing activities was RMB63.1 million ($9.6 million), which is primarily related to our investment in purchase of property and equipment in the amount of RMB26.9 million, our deposits paid for acquisition of property and equipment in the amount of RMB19.8 million and our purchase of investments in the amount of RMB28.0 million.

In the year ended December 31, 2009, net cash used in investing activities was RMB149.1 million, which is primarily related to our purchase of additional term deposit products in the total amount of RMB58.8 million, our deposits paid for acquisition of property and equipment in the amount of RMB11.4 million, our investment in purchase of property and equipment in the amount of RMB57.1 million, and our purchase of investments in the amount of RMB20.6 million.

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

Financing Activities

 Net cash used in financing activities was RMB13.2 million ($2.0million) for the year ended December 31, 2010. This is attributable primarily to the repurchase of ordinary shares in the amount of RMB13.5 million. Net cash used in financing activities was RMB85.5 million for the year ended December 31, 2009. This is attributable primarily to the repurchase of ordinary shares in the amount of RMB76.4 million and cash dividends of RMB14.7 million paid to noncontrolling shareholders for the year ended December 31, 2009, consisting of cash dividends of RMB4.1 million paid to Dongbei University of Finance and Economics by Dalian Dongcai Technology Col, Ltd. and RMB10.6 million to China Agricultural University of China by Zhong Nongda Networks Development Co., Ltd.  Net cash used in financing activities was RMB68.2 million for the year ended December 31, 2008. This is attributable primarily to the repurchase of ordinary shares in the amount of RMB34.2 million,  repayment of a long term loan in the amount of RMB25.7 million and cash dividends paid to noncontrolling shareholders of RMB11.3 million for the year ended December 31, 2008.

Capital Expenditures

We made capital expenditures of RMB45.1 million, RMB70.4million and RMB46.7 million ($7.1 million) for the years ended December 31, 2008, 2009 and 2010, respectively. These capital expenditures were primarily for the acquisition of land and buildings at our Pingdingshan School, Anqing School and Jingzhou School (Southern Campus), for additional office space relating to our online degree programs. Each of our three private schools (Pingdingshan School, Anqing School and Jingzhou School (Southern Campus)) has associated properties that we either own or lease. We estimate that capital expenditures for the fiscal year 2011 will be approximately RMB9.5 million at our Anqing School and Pingdingshan School.  As discussed above, because of the ongoing delays that have prevented construction at our Jinzhou School (Southern Campus), we do not currently anticipate incurring any capital expenditures in connection with the construction of the Jinzhou School (Southern Campus) in the near future, or at all.

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

We, together with our university partners, have developed courseware for our university partners’ online degree programs. All of this courseware is proprietary to us or the collaborative alliances we form with these universities.

Our intellectual property is subject to risks of infringement and other unauthorized use, and our ability to protect our intellectual property from unauthorized use is limited. In addition, we may be subject to claims that we have infringed the intellectual property rights of others. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we are unable to prevent others from using our intellectual property or if we are subject to intellectual property infringement claims by others, our business may be materially and adversely affected.”

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

Our strategy is to develop, integrate and deliver the most suitable, stable, efficient and cost-effective systems to our customers in the online education market in China. Our in-depth understanding of the online education market and the operational model of online education programs help us develop technology solutions suited to the needs of our current and future customers. Our accumulated experience and proprietary technology have further strengthened our leading position in the online education service market.

Our technology is based on Microsoft platform for online degree, as well as other open source projects like CAS, Sakai and LifeRay. Core supporting systems and training programs are implemented with Linux servers. Application software and databases are further supported by storage and back-up technologies. In addition to providing software solutions, along with maintenance support and customized development, we provide centralized system and network management services to our online degree program customers. Our production servers are hosted at a data center operated by China Telecom. In addition to the services provided by the data center (such as uninterrupted power supply), the servers are supported by advanced technologies to ensure security, scalability, reliability and expandability. Additionally, our bandwidth is scalable to accommodate spikes in user activity and content delivery network services by the top two providers are utilized to guarantee scalability and reliability

Using advanced technologies, our system can identify errors and isolate failed servers automatically to minimize the interruption of our customers’ access to our services. Our websites are hosted at a third party facility in Beijing. This facility provides redundant utility systems, a back-up electric generator and 24-hour server support. All our servers have redundant power supplies to maximize system and date availability. We regularly back-up our databases automatically on storage devices hosted at an Internet data center to minimize the impact of data loss due to system failures and we maintain back-up files offsite to facilitate disaster recovery.

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

F.	Tabular Disclosure of Contractual Obligations

Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2010.

	Payment Due by December 31
	Total	2011	2012	2013	2014	2015	Thereafter
	(In RMB thousands)
Operating lease obligations	14,862	6,538	3,892	1,840	1,309	1,283	—
Facility fees to a middle school (1)	16,800	1,200	1,200	1,200	1,200	1,200	10,800
Capital obligations for private primary and secondary schools (2)	74,265	9,513	—	—	—	—	—
Unrecognized tax benefit (3)	3,691	—	—	—	—	—	—

(1)  These amounts represent the user fees that our Anqing School will pay to the Fourth Middle School of Anqing for the use of certain facilities of the Fourth Middle School of Anqing over the period set out in the related agreement.
(2)  These amounts include the remaining portion of our capital commitments to the Jingzhou government for the expansion of the Jingzhou School (Southern Campus) (approximately RMB64.8 million), and also include RMB9.5 million has been contracted for the Anqing School and the Pingdingshan School’s constructions with third-party contractors in 2010. Since we do not know when construction will begin at the Jingzhou School, we are unable to reasonably estimate the timing of the capital commitment for the Jingzhou School.
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

Name	Age	Positions
Julia Huang	43	Chairman, Chief Executive Officer
Shawn Ding	47	Director, President and Chief Operating Officer
Zonglian Gu	56	Director
Samuel Yen	40	Director
Min Fan	46	Director
Tianwen Liu	49	Director
Min Yang	43	Vice President of Finance, Acting Chief Financial Officer
Changqing Xie	48	Vice President
Wen Liu	42	Vice President
Lingling Chen	38	Vice President

Julia Huang has served as our chairman since September 2007 and as our chief executive officer since June 2000. Prior to joining us, she served in various positions at Ernst & Young Management Consulting (New York) Group. Ms. Huang also served as a project manager at Merck & Co.. Ms. Huang holds an MBA from Columbia Business School with concentrations in finance and international business and a master’s degree in chemical engineering and microbiology from University of Tennessee, Knoxville.

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

Min Yang joined our Company as the corporate financial controller in May 2010 and became our vice president of finance and acting chief financial officer in October 2010. Prior to joining ChinaEdu, Mr. Yang was a senior financial officer at TELUS Communications in Canada, and prior to that, held various senior financial management positions, including the finance director at LinkAir Communications and the financial controller at SOHU.com, where he was extensively involved in preparing the company for its IPO in 2000. Mr. Yang has over twenty years experience in financial reporting, financial management and corporate finance. In addition to being a Certified Public Accountant (CPA) in the U.S., he is also a Certified Management Accountant (CMA) in Canada. Mr. Yang holds a bachelor's degree in accounting from Dongbei University of Finance and Economics in China.

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

Wen Liu has served as a vice president of our company since 2006.  Prior to joining the company, he served as the Deputy General Manager of Beijing MoVision Technologies from 2003 to 2006, and the Director of China SciTech Business of Henderson Holdings from 2002 to 2003. From 1993 to 2002, Mr. Liu was the Chief Engineer and Deputy General Manager of Beijing Keqing New Technologies. In 1994, Mr. Liu received a bachelor's and master's degrees from Peking University, and furthered his doctoral studies at the China Academy of Sciences from 1994 to 1997.

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

B.   Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2010, we paid aggregate cash compensation of approximately RMB4.2 million ($0.6 million) to our executive officers as a group, which includes all salary, cash bonuses, and housing allowances paid by us. Other than the grant of options to purchase an aggregate of 60,000 of our ordinary shares and the grant of 660,000 restricted share units to our selected officers in the fiscal year 2010 we did not provide any other non-cash compensation to our executive officers as a group. See “—Stock-Based Compensation Plans” and “Stock Incentive Plan-Restricted Share Units”  for additional information. For the year ended December 31, 2010, we paid aggregate cash compensation of approximately RMB0.2 million to our three independent directors for serving as directors, we did not provide any non-cash compensation to our non-executive or independent directors.

Stock-Based Compensation Plans

We amended our Equity Incentive Plan (as amended, the “Amended Equity Incentive Plan”) by a written resolution adopted by our compensation committee on August 18, 2010. Our Amended Equity Incentive Plan changed the annual increase in number of shares available for issuance under the equity incentive plan from 2% of our outstanding shares as of December 31st of the proceeding year to 2.5% of the same. The other terms of the Amended Equity Incentive plan remain unchanged. The Amended Equity Incentive Plan provides for the grant of options as well as restricted shares and restricted stock units, referred to as “awards.” The purpose of the plan is to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants, and promote the success of our business.

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

Third-Party Acquisition.     If a third party acquires us through a merger or consolidation transaction in which we are not the surviving corporation, all outstanding share options will be substituted by the surviving or resulting corporation. We are authorized to cancel any outstanding options upon the effective date of any such transaction, provided that we notify each option holder of our intention to do so at least 30 days prior to the effective date of the transaction and permit the optionees to exercise their options in full during this period. We are also authorized to cancel any outstanding awards and pay or deliver to the holder an amount in cash or securities having a value equal to the formula or fixed price per share paid to shareholders in the case of restricted stock or restricted stock units. In the case of options, the holder will receive an amount equal to the product of the number of shares subject to the option multiplied by the amount, if any, by which the formula or fixed price per share paid to shareholders in the transaction exceeds the option exercise price applicable to such award.

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

As of June 10, 2011, our board of directors has authorized the issuance of up to 16,797,400 ordinary shares upon exercise of awards granted under our equity incentive plan, with an increase each year equal to 2.5% of the outstanding number of shares as of the immediately preceding year ended December 31. As of June 10, 2011, options to purchase 9,869,938 ordinary shares were outstanding and options to purchase 864,269 ordinary shares remained available for future option grants.   The following table summarizes the outstanding option shares granted to our directors and executive officers as of June 10, 2011:

Name	Ordinary Shares Underlying Option Grant	Exercise Price ($/share)	Expiration Date
Julia Huang (1)	2,221,613	Vary from 1.09 to 2.25	Vary from March, 2014 to December, 2019
Shawn Ding (2)	2,319,280	Vary from 0.86 to 2.25	Vary from March, 2014 to December, 2019
Zhonglian Gu	*	Vary from 0.50 to 1.80	Vary from August, 2013 to April, 2017
Tianwen Liu	*	1.56	September, 2018
Samuel Yen	*	1.80	December, 2017
Min Fan	*	1.80	December, 2017
Changqing Xie	*	Vary from 0.86 to 1.80	Vary from December, 2014 to March, 2018
Wen Liu	*	1.85	March, 2016
Lingling Chen	*	Vary from 1.26 to 2.25	Vary from August, 2015 to December, 2019
Min Yang	*	2.3	May, 2020

*  Director or executive officer who beneficially owns less than 1% of our ordinary shares outstanding as of June 10, 2011, including the ordinary shares underlying options exercisable by such person within 60 days .
(1)  Ms. Huang designated the stock options that she beneficially owns to South Lead Technology Limited, a British Virgin Islands company.
(2)  Mr. Ding designated the stock options that he beneficially owns to Moral Known Industrial Limited, a British Virgin Islands company.

Stock Incentive Plan-Restricted Share Units

In September 2010, the compensation committee of our board of directors approved a restricted share units (“RSUs”) awards program pursuant to the Amended Equity Incentive Plan. Up to 50%, 33.3% and 16.7% of the granted restricted shares may vest subject to our achievement of gross revenue performance target set for 2013, 2015 and 2016, respectively.

The following table summarizes, as of June 10, 2011, the Restricted Share Units granted under the program to our directors and executive officers:

Name	Number of Restricted Share Units	Price (US$/Share)	Vesting Dates
Julia Huang	360,000	_	2013, 2015 and 2016
Shawn Ding	300,000	_	2013, 2015 and 2016

Pension and Similar Benefits

Full time employees of our company in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require us to accrue for these benefits based on certain percentages of the employees’ salaries. The total amount we have accrued under such employee benefits plans as of December 31, 2010 was approximately RMB27.5 million ($4.2 million).

C.   Board Practices

Board Composition

Our board of directors consists of seven directors, three of whom satisfy the “independence” requirements of the Nasdaq Listing Rules and the SEC regulations. We will rely on a Nasdaq Listing Rules that permits a foreign private issuer to be exempted from the requirement that a majority of its board of directors must be “independent.” We intend to comply, however, with the other Nasdaq Listing Rules, in particular, the independence requirements for the relevant board committees discussed below.  There are no family relationships between any of our directors and executive officers.

Committees of the Board of Directors

To enhance our corporate governance, we have established three committees under the board of directors: the audit committee, the compensation committee and the nominating committee. We adopted charters for each of these committees. The committees have the following functions and members:

Audit Committee

Our audit committee charter requires that the members of the audit committee satisfy applicable Nasdaq listing Rules on independence. Our audit committee consists of Samuel Yen, Min Fan and Tianwen Liu, each of whom is considered independent.  Mr. Yen serves as chairman of the committee.

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

•	pre-approving both audit and non-audit services, including tax services, to be provided by our independent registered public accounting firm in accordance with Nasdaq listing Rules;

•	reviewing our annual audited financial statements and, if deemed appropriate by the audit committee, other publicly disclosed financial information;

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

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics, which will be applicable to all of our directors, officers and employees. We have made our code of business conduct and ethics publicly available on our website at IR.chinaedu.net.

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

Terms of Directors and Executive Officers

At each annual general meeting of the shareholders of our company, one-fourth of our directors at such time are required to retire from office and are eligible for re-election. All of these directors will retain office until the close of such general meeting. The service agreements for each of the directors do not provide for any special termination or severance benefits beyond what is required under the relevant laws of China, nor do we have other arrangements with our directors regarding such matters.

D.   Employees

We had 1,434 employees, 1,603 employees and 1,856 employees as of December 31, 2008, 2009 and 2010, respectively. The increase in our employee headcount from 2008 to 2010 was primarily due to the increase of the employees as a result of becoming a public reporting company, the expansion of 101 online school’s Beijing sales and product development team, the establishment of learning center network , the expansion of our technology team and the expansion of our international and elite program. The following table sets forth the number of our employees categorized by function and the percentage of each category of our total employees as of December 31, 2010.

	Employees	Percentage
Operations and program support	1,099	59.21%
Management and administration	382	20.58%
Research and development	224	12.07%
Selling and marketing	151	8.14%
Total number of employees	1,856	100.00%

We believe that our relations with our employees are good, and we have not experienced any significant labor disputes. Our employees are not represented by any collective bargaining agreements or labor unions.

We are required by PRC law to participate in various government sponsored benefit and pension programs for our employees. We are required to accrue a portion of the salaries, bonuses and certain other payments to our employees for these benefits. The total amount we have accrued under our employee benefits plans for the fiscal year 2010 was approximately RMB27.5 million ($4.2 million).

Under our equity incentive plan, we granted certain employees options to purchase our ordinary shares. For a description of our equity incentive plan, see “—B. Compensation—Stock-Based Compensation Plans.”

E.   Share Ownership

The following table sets forth information, as of June 10, 2011, with respect to the beneficial ownership of our ordinary shares held by:

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

	Ordinary Shares Beneficially Owned
	Number (1)	% (2)
Directors and Executive Officers
Julia Huang (3)	2,221,613	4.5
Shawn Ding (4)	2,319,280	4.7
Zonglian Gu (5)	1,965,000	4.1
Tianwen Liu	*	*
Samuel Yen	*	*
Min Fan	*	*
Min Yang	*	*
Changqing Xie	*	*
Wen Liu	*	*
Lingling Chen	*	*
All directors and executive officers as a group (10 persons)	6,906,493	13.1

Major Shareholders
The McGraw-Hill Companies Inc.	3,377,336	7.1
New Vernon Aegir Master Fund Ltd.	4,491,408	9.5
Columbia Pacific Opportunity Fund, L.P.	6,264,930	13.2

* Director or executive officer who beneficially owns less than 1% of our ordinary shares outstanding as of June 10, 2011.
(1)  Beneficial ownership of each listed person includes the shares such person has the right to acquire within 60 days.
(2)  Percentage of beneficial ownership of each listed person is based on 47,378,158 ordinary shares outstanding as of June 10, 2011 and the ordinary shares underlying options and warrants exercisable by such person within 60 days.
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
(5)  Represents 1,745,000 ordinary shares held by Rendashiji Technology Development Co., Ltd. and 220,000 ordinary shares underlying stock options exercisable within 60 days beneficially owned by Mr. Gu,. Mr. Gu disclaims beneficial ownership of all of the shares held by Rendashiji Technology Development Co., Ltd., except to the extent of his pecuniary interest therein.

We had a total of four record holders in the United States. Bank of New York, as the depositary of our ADS facility, was the only record holder of our ADSs representing ordinary shares in the United States, holding approximately 90.32% of our total outstanding ordinary shares. The number of beneficial owners of our ADSs in the United States is likely much larger than the number of record holders of our ordinary shares in the United States.

None of our existing shareholders has voting rights that differ from the voting rights of other shareholders after the closing of our initial public offering.

Item 7.  Major Shareholders and Related Party Transactions

A.   Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B.   Related Party Transactions

Mr. Gu is dean of Renmin University Online Education School and also the general manager of CMR Web-learning Co., Ltd. ("CMR Web"), which is the collaborative alliance between Renmin University and the Company. As disclosed in Item 4.C. Organizational Structure, CMR Web is the Company's 70% owned subsidiary and the remaining 30% of CMR Web is owned by Rendashiji Technology Development Co., Ltd. ("Rendashiji"), a wholly owned subsidiary of Renmin University of China. Mr. Gu is not a shareholder of Rendashiji, nor does he hold any management positions with Rendashiji. See note 22 on page F-59 for details on the related party transaction between Online Education School of Renmin University of China and the Company.

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

Stock Option Grants

We have granted options to purchase our ordinary shares to certain of our employees, directors and officers under our equity incentive plan. As of June 10, 2011, there were outstanding options to purchase an aggregate of 9,869,938 ordinary shares.   For a description of our equity incentive plan and these option grants, see “Item 6.  Directors, Senior Management and Employees—B. Compensation—Stock-Based Compensation Plans.”

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

Form F-3 or S-3 Registration Right.    When we are eligible to register our shares using Form F-3 or Form S-3, holders of registrable securities then outstanding have the right to request that we file a registration statement under Form F-3 or Form S-3 as long as the aggregate amount of securities to be sold under the registration statement exceeds $1.50 million. We may defer filing of a registration statement on Form F-3 or Form S-3 for up to 60 days if our board of directors determines in good faith that filing such a registration statement will be detrimental to us and our shareholders, provided that we cannot exercise the deferral right more than once in any 12 month period. We are not obligated to file a registration statement on Form F-3 or Form S-3 if we have already effected two registrations on Form F-3 or Form S-3 within the 18 month period preceding the date of such request.

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

See “item 18. Financial statements.”

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

Legal Proceedings

There are no material legal proceedings, regulatory inquiries or investigations pending, or to our knowledge, threatened against us. We may from time to time become a party to various legal or administrative proceeding arising in the ordinary course of our business.

B. Significant Changes

           Except as disclosed elsewhere in this annual report on 20-F, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. The Offer and Listing

A. Offering and Listing Details

Our ADSs, each representing three of our ordinary shares, have been listed on the NASDAQ Global Market since December 14, 2007.  Our ADSs trade under the symbol “CEDU.”  For the period from December 14, 2007, the date of our initial public offering, to June 10, 2011, the trading price of our ADSs on the NASDAQ Global Market has ranged from US$2.97 to US$9.20 per ADS. The following table provides the high and low trading prices for our ADSs on the NASDAQ Global Market for each of the months since our initial public offering:

	Trading Price
	High	Low
	US$	US$
Annual Highs and Lows
2007(from December 14, 2007)	9.15	8.00
2008	8.58	2.97
2009	8.40	4.15
2010	8.35	6.51

Quarterly Highs and Lows
January 1–March 31, 2009	6.90	4.15
April 1-June 30, 2009	7.84	4.49
July 1-September 30, 2009	7.85	6.40
October 1-December 31, 2009	8.40	6.20
January 1–March 31, 2010	8.35	6.96
April 1-June 30, 2010	8.15	6.57
July 1-September 30, 2010	8.00	6.60
October 1-December 31, 2010	8.00	6.51
January 1-March 31, 2011	7.92	6.33

Monthly Highs and Lows
2010
December	8.00	7.49
2011
January	7.92	7.39
February	7.92	7.50
March	7.73	6.33
April	7.51	6.92
May	7.19	6.19
June (through June 10, 2011)	6.68	6.09

B. Plan of Distribution

Not applicable

C. Markets

Our ADSs have been listed on the NASDAQ Global Market since December 14, 2007 under the symbol “CEDU.”

D. Selling Shareholders

Not applicable

E. Dilution

Not applicable

F. Expenses of the Issue

Not applicable

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We have incorporated by reference into this annual report our fifth amended and restated memorandum of association and our fifth amended and restated articles of association, both of which became effective upon the closing of our initial public offering, filed as Exhibits 3.1 and 3.2, respectively, to our F-1 registration statement (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007. We include as an exhibit to this annual report, our sixth amended and resulted articles of association, which became effective as of September 1, 2010.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” and “Item 7.  Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report on Form 20-F.

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

INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, AND LOCAL TAX AND FOREIGN TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF SHARES AND ADSs IN THEIR PARTICULAR SITUATION.

This discussion applies only to those investors that hold shares or ADSs as capital assets for U.S. tax purposes (generally, for investment). This section does not apply to holders that may be subject to special tax rules, including but not limited to:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank, insurance company or other financial institution;

•	a regulated investment company or real estate investment trust;

•	a tax-exempt organization;

•	a holder liable for alternative minimum tax;

•	a holder that actually or constructively owns 10% or more by voting power or value of our shares or ADSs;

•	a holder that holds shares or ADSs as part of a straddle, hedging or conversion transaction;

•	a U.S. holder whose functional currency is not the U.S. Dollar;

•	a U.S. expatriate and certain former citizens or long-term residents of the United States;

•	a holder that purchases or otherwise acquires shares or ADSs other than through this offering; or

•	a holder that acquired shares or ADSs pursuant to the exercise of any employee share option or otherwise as compensation.

This section is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed U.S. Treasury regulations, published rulings and other administrative guidance of the U.S. Internal Revenue Service (“IRS”) and court decisions, all as in effect on the date hereof. These laws are subject to change or different interpretation by the IRS or a court, possibly on a retroactive basis, which could result in U.S. federal income tax consequences different from those discussed below.

For purposes of this discussion, you are a “U.S. holder” if you are a beneficial owner of shares or ADSs and you are:

•	an individual citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•
a trust if (a) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (b) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

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

As used herein, the term “non-U.S. holder” means a beneficial owner of shares or ADSs that is not a U.S. holder.

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

Taxation of Dividends and Other Distributions

U.S. Holders.    Subject to the passive foreign investment company (“PFIC”) rules referred to below, under the U.S. federal income tax laws, if you are a U.S. holder, the gross amount of any distribution (including any withheld taxes) will be taxable to you as a dividend to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Such dividend is ordinary income that you must include in income on the day actually or constructively received by you, in the case of shares, or by the depositary, in the case of ADSs. Dividends will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

Dividends received by a non-corporate holder during taxable years beginning before January 1, 2013 may be subject to reduced rates of taxation provided that (a) our ordinary shares (or ADSs backed by such shares) are readily tradable on an established securities market in the United States or, in the event we are deemed to be a PRC “resident enterprise” under the PRC tax law, we are eligible for the benefits of the income tax treaty between the United States and the PRC (the “US-PRC Treaty”), (b) we are not a passive foreign investment company (as discussed below under “—PFIC Rules”) for either the taxable year in which the dividend is paid or the preceding taxable year, and (c) certain holding period requirements are met.  For purposes of clause (a) above, U.S. Treasury Department guidance indicates that our ADSs (which are traded on the NASDAQ Global Market), but not our ordinary shares, are readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our ordinary shares that are represented by ADSs, but not on our ordinary shares that are not so represented, may qualify for the reduced tax rates. However, there can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. Holders of ADSs and shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

Subject to certain conditions and limitations, PRC withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on shares or ADSs will generally be treated as foreign-source income for U.S. foreign tax credit purposes and will generally constitute passive category income. The rules relating to foreign tax credits are complex. You should consult your own tax advisor to determine the foreign tax credit implications of owning our shares or ADSs.

Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares and ADSs and thereafter as capital gain. However, we do not plan to calculate our earnings and profits for U.S. federal income tax purposes.  Therefore, U.S. holders should expect that a distribution will generally be reported as a dividend (as discussed above) even if that distribution (or portion thereof) would otherwise be treated as a non-taxable return of capital or as capital gain.

Non-U.S. Holders.    Dividends paid to non-U.S. holders generally will not be subject to U.S. income tax unless the dividends are “effectively connected” with your conduct of a trade or business within the United States and, if an applicable income tax treaty so requires, attributable to a permanent establishment (or in the case of an individual, a fixed place of business) that you maintain in the United States. In such cases, non-U.S. holders generally will be taxed in the same manner as a U.S. holder, as discussed above, and will not be subject to U.S. federal withholding tax. If you are a corporate non-U.S. holder, “effectively connected” dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate specified by an applicable income tax treaty.

Taxation of Dispositions

U.S. Holders.     Subject to the PFIC rules referred to below, a U.S. holder will recognize taxable gain or loss on any sale, exchange or other disposition of shares or ADSs for U.S. federal income tax purposes equal to the difference between the amount realized for the shares or ADSs and your tax basis in the shares or ADSs. Such gain or loss will generally be capital gain or loss. Capital gains are generally subject to U.S. federal income tax at the same rate as ordinary income, except that non-corporate U.S. holders who have held their shares or ADSs for more than one year may be eligible for reduced rates of taxation for taxable years beginning before January 1, 2013. Your ability to deduct capital losses is subject to limitations. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes, unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met. However, if we are treated as a “resident enterprise” for PRC tax purposes, we may be eligible for the benefits of the US-PRC Treaty.  In such event, if PRC tax were to be imposed on any gain from the disposition of the shares or ADSs, a U.S. holder that is eligible for the benefits of the US-PRC Treaty may treat the gain as PRC-source income for foreign tax credit purposes.

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

Non-U.S. Holders.    If you are a non-U.S. holder, you will not be subject to U.S. federal income tax on gain recognized on the sale or other disposition of your shares or ADSs unless:

•
the gain is “effectively connected” with your conduct of a trade or business in the United States and, if an applicable income tax treaty so requires, attributable to a permanent establishment (or in the case of an individual, a fixed place of business) that you maintain in the United States;

•	you are an individual, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions are met; or

•
we are or have been a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our shares or ADSs.

In the first case, the non-U.S. holder will be taxed on the net gain derived from the sale or disposition under regular graduated U.S. federal income tax rates, as if such holder were a U.S. holder, except as otherwise required by an applicable income tax treaty. In addition, corporate non-U.S. holders described in the first bullet point above may be subject to an additional “branch profits tax” at a 30% rate, subject to any exemption or lower rate as may be specified by an applicable income tax treaty. In the second case, the non-U.S. holder will be subject to U.S. federal income tax at a rate of 30% on the amount by which such holder’s U.S.-source capital gains exceed the holder’s U.S.-source capital losses, except as otherwise provided in an applicable income tax treaty.

In general, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” (as defined in the Code and applicable Treasury regulations) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We do not believe that we are or have been, and do not expect to become, a USRPHC for U.S. federal income tax purposes.

PFIC Rules

We believe that our shares and ADSs will not be treated as stock of a PFIC for U.S. federal income tax purposes for the current tax year, and we do not expect to become a PFIC in the foreseeable future, although we can provide no assurances in this regard for the reasons discussed below. The determination of whether or not we are a PFIC in respect of any of our taxable years is a factual determination that cannot be made until the close of the applicable tax year and that is based on the types of income we earn and the composition and value of our assets (including goodwill), both of which are subject to change. In calculating goodwill for this purpose, we will determine the total value of our assets by reference to the then-current market price of the shares and ADSs and will make determinations regarding the amount of this total value allocable to goodwill. The value of our goodwill, and the total value of our assets, therefore will change as the market prices of our shares and ADSs change. Thus, we can make no assurances that we will not be a PFIC in respect of our current taxable year or in the future.

In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income for the taxable year is passive income; or

•
at least 50% of the value, determined on the basis of a quarterly average, of our assets during such taxable year is attributable to assets that produce or are held for the production of passive income.

Passive income generally includes dividends, interest, royalties, rents (other than certain royalties and rents derived in the active conduct of a trade or business), the excess of gains over losses from certain types of transactions in commodities, annuities and gains from assets that produce passive income. If we own, directly or indirectly, at least 25% by value of the stock of another corporation, we will be treated for purposes of the PFIC tests as owning our proportionate share of the assets of the other corporation and as receiving our proportionate share of such corporation’s income. While it is not entirely clear how the contractual arrangements between us and our variable interest entity and its subsidiaries will be treated for purposes of the PFIC rules, we believe that such contractual arrangements should be treated as ownership of stock.  However, if it is determined that such contractual arrangements should not be treated as ownership of stock for purposes of the PFIC rules, we may be treated as a PFIC.

If we are treated as a PFIC and you are a U.S. holder that did not make a mark-to-market election, as described below, you will be subject to special rules with respect to:

•	any gain you realize on the sale or other disposition of your shares or ADSs; and

•
any “excess distribution” that we make to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the shares or ADSs during the three preceding taxable years or, if shorter, your holding period for the shares or ADSs).

Under these rules:

•	the gain or excess distribution will be allocated ratably over your holding period for the shares and ADSs;

•	the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC will be taxed as ordinary income;

•	the amount allocated to each other year will be taxed at the highest tax rate in effect for that year; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC. Under recently enacted legislation, if you hold shares or ADSs in any year in which we are a PFIC, you are required to file an annual report containing such information as the U.S. Treasury Department may require. If we are or become a PFIC, you should consult your tax advisors regarding any reporting requirements that may apply to you.

If you own shares in a PFIC whose stock is regularly traded on a qualified exchange, you may make a mark-to-market election. If you make this election in a timely fashion, you will not be subject to the PFIC rules described above. The mark-to-market election may be available to holders of ADSs because the ADSs are traded on the NASDAQ Global Market, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election.  However, because our shares are not traded on a qualified exchange, a holder of shares that are not represented by ADSs will generally not be eligible to make a mark-to-market election if we are or become a PFIC. If you make a valid mark-to-market election in the first taxable year in which you hold (or are deemed to hold) our ADSs, you will generally include as ordinary income each year the excess, if any, of the fair market value of your ADSs at the end of the taxable year over your adjusted basis in your ADSs. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the shares and ADSs will be adjusted to reflect any such income or loss amounts. In addition, if you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of your ADSs will be treated as ordinary income, and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.  You are urged to consult your tax advisor about the availability of the mark-to-market election and whether making the election would be advisable in your particular circumstances.

A holder may also avoid the rules described above with respect to stock in a PFIC by electing to treat such PFIC as a “qualified electing fund” under Section 1295 of the Code.  However, you may make a qualified electing fund election with respect to your shares or ADSs only if we agree to furnish you annually with certain tax information, and we do not intend to prepare or provide such information necessary to permit you to make this election.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends in respect of shares or ADSs or the proceeds received on the sale or other disposition of shares or ADSs paid within the United States (and, in certain cases, outside the United States) to U.S. holders other than certain exempt recipients, such as corporations, and backup withholding tax currently at the rate of 28% may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number (or to otherwise establish, in the manner provided by law, an exemption from backup withholding). U.S. holders who are required to establish their exempt status can generally provide such certification on IRS Form W-9.

Backup withholding is not an additional income tax, and the amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability provided that the appropriate returns are filed. A Non-U.S. holder generally may eliminate any requirement for information reporting and backup withholding by providing certification of its foreign status to the payer, under penalties of perjury, on IRS Form W-8BEN. You should consult your tax advisors regarding the application of the U.S. information reporting and backup withholding rules to your particular circumstances.

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

I.   Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure” and Exhibit 8.1 “Significant Subsidiaries,” filed herewith.

Item 11.  Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our exposure to interest rate risk for changes in interest rates relates primarily to the interest receipts of excess cash deposited in banks. As of December 31, 2010, we had cash and cash equivalents of RMB190.5 million ($28.9 million).  Cash and cash equivalents consist of cash on hand and in banks.

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

Credit Risk

The carrying amounts of cash and cash equivalents, term deposits, accounts receivable and amount due from related parties represent our principal exposure to credit risk in relation to our financial assets. As of December 31, 2010, substantially all of our cash and cash equivalents were held in uninsured accounts at major financial institutions located in China and Hong Kong that we believe are of acceptable credit quality. We have not used any derivative financial instruments to hedge interest rate risk.

Foreign Exchange Risk

Substantially all of our revenue generating operations are transacted in Renminbi, which is not fully convertible into foreign currencies and substantially all of our assets and liabilities are denominated in Renminbi. As a result, the conversion of our revenue into foreign currencies is subject to PRC regulatory restrictions on currency conversion and we are exposed to risks posed by fluctuations in the foreign exchange market. The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For almost two years after reaching a high against the U.S. dollar in July 2008, the Renminbi traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high. As a consequence, the Renminbi fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. On June 19, 2010, the PRC government announced that it would increase the Renminbi exchange rate flexibility and since that time the Renminbi has gradually appreciated against the U.S. dollar. However, it remains unclear how this flexibility might be implemented. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. To the extent we hold assets denominated in U.S. dollars through our PRC entities, any further appreciation of the Renminbi against the U.S. dollar could result in a charge to our income statement and a reduction in the RMB value of our U.S. dollar denominated assets. As of December 31, 2010, we had a Renminbi denominated cash and bank deposit balance of RMB304.2 million and a U.S. dollar denominated cash and bank deposit balance of US$1.0 million. Assuming we had converted the U.S. dollar denominated cash balance of US$1.0 million into Renminbi at the exchange rate of US$1.00 for RMB6.6000 as of December 31, 2010, this cash balance would have been RMB6.8 million. Assuming a further 1% appreciation of Renminbi against the U.S. dollar, this cash balance would have decreased to RMB6.5 million as of December 31, 2010.

We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. See “Item 3. Key Information—D. Risk Factors—Risks Related to the People’s Republic of China—The fluctuation of the Renminbi may materially and adversely affect your investment.”

Inflation and Monetary Risk

Inflation in China has not had a material impact on our results of operations in recent years, but we can provide no assurance that we will not be affected in the future. According to the National Bureau of Statistics of China, the change in Consumer Price Index in China was 5.9%, negative 0.7% and 4.4% in 2008, 2009 and 2010, respectively.

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

The Bank of New York, as depositary, has waived certain of its standard out-of-pocket administrative, maintenance, shareholder services and secondary market support services fees and expenses for providing services to registered ADS holders and us (excluding those fees and expenses set forth in the table above).  These waived fees and expenses include, without limitation, the depositary’s annual administration charges and fees, custody fees, preparation and filing of U.S. tax information returns, stationery, postage, notification mailing, photocopying, facsimile and telephone calls, and certain investor relationship programs and investor relations promotional activities. We are responsible for paying all non-standard out-of-pocket administration and maintenance expenses of the depositary, including any and all reasonable legal fees and disbursements.

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

See “Item 10. Additional Information” for a description of the rights of the securities holders, which remain unchanged.

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333-147620) (the “Registration Statement”) for our initial public offering of 6,820,000 ADSs (including 1,364,000 ADSs being sold by certain selling shareholders), for an aggregate offering price of $68,200,000, which Registration Statement was declared effective by the SEC on December 10, 2007.

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

We have used or intend to use the net proceeds received from our initial public offering for the following purposes:

Online degree programs

•	approximately $7.4 million to develop our learning center network, of which approximately $4.0 million has been used as of June 10, 2011 in connection with the opening of 100 learning centers;

•
approximately $5 million to expand our existing lines of business, including the funding of new collaborative alliances with university partners, of which approximately $1.9 million of which had been used as of June 10, 2011;

Online tutoring programs

•	approximately $1.0 million to fund our acquisition of the remaining 20% equity interest in 101 online school, all of which was used in May 2008;

Private Primary and Secondary schools

•	approximately $11.7 million had been used to complete the construction of the new campuses at our Jingzhou School (Southern Campus) and Anqing School, as of June 10, 2011;

Headquarter real estate

•	approximately $3.7 million to repay the loan incurred in connection with the acquisition of the new office building for our headquarters, which amounts were paid in July 2008; and

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

As of June 10, 2011, approximately $41.3 million of the net offering proceeds from our initial public offering had been applied.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2010 using criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, our management has concluded that the internal control over financial reporting was effective as of December 31, 2010 based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The effectiveness of our internal control over financial reporting as of December 31, 2010 has been audited by Deloitte Touche Tohmatsu CPAs Limited Company, our independent registered public accounting firm, as stated in its report included on page F-2.

Changes in Internal Control over Financial Reporting

There were no changes in our company’s internal control over financial reporting (as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934) during the year ended Dec 31, 2010 that have materially affected, or are reasonably likely to materially affect, our company’s internal control over financial reporting.

Attestation Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of ChinaEdu Corporation,

We have audited the internal control over financial reporting of ChinaEdu Corporation, its subsidiaries, its variable interest entity and its variable interest entity’s subsidiaries (collectively the “Group”) as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on The Group’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of director, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;  (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3)  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2010 of the Group and our report dated June 17, 2011 expressed an unqualified opinion on those financial statements and financial statement schedule.

Deloitte Touche Tohmatsu CPA Ltd.
Beijing, the People’s Republic of China
June 17, 2011

Changes in Internal Control over Financial Reporting

There were no changes in our company’s internal control over financial reporting (as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934) during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our company’s internal control over financial reporting.

Item 16A.  Audit Committee Financial Expert

Our board of directors has determined that Samuel Yen, the chairman of our audit committee, is an audit committee financial expert as defined by the rules and regulations of the SEC.  Samuel Yen is an independent director as defined by Nasdaq Listing Rule 5605(a)(2) and under Rule 10A-3 of the Exchange Act.

Item 16B.  Code of Ethics

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us.  Our code of business conduct and ethics is publicly available on our internet website at http://ir.chinaedu.net and refer to “Corporate Governance – Conduct, Ethics and Duties.”

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

	Years ended December 31,
	2009	2010
	(In thousands, in RMB)
Audit fees (1)	6,591	6,255
Audit-related fees (2)	—	—
Tax fees (3)	—	—
All other fees (4)	—	—

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

Item 16E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following tables set forth some additional information about our repurchases made in the fiscal years ended December 31, 2008, 2009 and 2010. The ordinary shares underlying the repurchased ADSs have been canceled pursuant to Cayman Islands law.

Issuer Repurchases in the Years Ended December 31, 2008, 2009 and 2010.

Period	Total Number of Shares Purchased	Average Price Paid per Share (US$)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (2)	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (2) (US$)
January 2008	—	—	—	—
February 2008	—	—	—	—
March 2008	—	—	—	—
April 2008	—	—	—	—
May 2008	—	—	—	—
June 2008	—	—	—	—
July 2008	210,834	1.31	210,834	4,723,453
August 2008	575,010	1.30	575,010	3,977,001
September 2008	733,401	1.54	733,401	2,846,059
October 2008	518,793	1.27	518,793	2,185,501
November 2008 (1)	1,626,058	1.34	107,109	2,053,038
December 2008	38,487	1.43	38,487	1,998,025
2008 Total	3,702,583	1.35	2,183,634	1,998,025
January 2009 (1)	6,845,685	1.32	-	1,998,025
February 2009	—	—	—	1,998,025
March 2009	—	—	—	1,998,025
April 2009	—	—	—	1,998,025
May 2009	—	—	—	1,998,025
June 2009	—	—	—	1,998,025
July 2009	—	—	—	1,998,025
August 2009	—	—	—	1,998,025
September 2009	—	—	—	1,998,025
October 2009	150,996	2.32	150,996	1,647,950
November , 2009	—	—	—	1,647,950
December, 2009	832,119	2.17	832,119	—
2009 Total	7,828,800	1.43	983,115	—
January 2010	—	—	—	—
February 010	—	—	—	—
March 2010	—	—	—	—
April 2010	—	—	—	3,000,000
May 2010	—	—	—	3,000,000
June 2010	13,644	2.28	13644	2,968,959
July 2010	—	—	—	2,968,959
August 2010	—	—	—	2,968,959
September 2010	—	—	—	2,968,959
October 2010	—	—	—	2,968,959
November 2010	838,500	2.34	838,500	1,004,074
December 2010	—	—	—	1,004,074
2010 Total	852,144	2.34	852,144	1,004,074

(1)
Pursuant to a share repurchase agreement entered into with Tiger Global in November 2008, we agreed to purchase from Tiger Global an aggregate of 8,364,634 ordinary shares (2,788,211 ADSs) at US$1.3167 per ordinary share ($3.95 per ADS), for an aggregate purchase price of RMB75.3 million  ($11.0 million).  The agreement also stipulated that all warrants held by Tiger Global, which represented the right to purchase an aggregate of 1,768,300 ordinary shares, would be cancelled.  As of December 31, 2008, we had repurchased and cancelled 1,518,949 ordinary shares and 321,109 warrants for an aggregate consideration of RMB13.7 million ($2.0 million).  Subsequent to December 31, 2008, we repurchased and cancelled 6,845,685 ordinary shares and 1,447,191warrants for an aggregate consideration of RMB61.6 million ($9.0 million) in January 2009.

(2)
In June 2008, our board of directors approved a share repurchase program over a period of 12 months for the repurchase up to $5 million of our outstanding ADSs. The share repurchase program has expired in December 2009. In April 2010, our board of directors approved a share repurchase program to repurchase up to $3.0 million of our outstanding ADSs from time to time through May 1, 2012.

Item 16F.  Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.  Corporate Governance

We are incorporated under the laws of the Cayman Islands. Our ADSs are registered with the SEC and listed on the Nasdaq Global Market. However, certain of the corporate governance rules of the Nasdaq Listing Rules do not apply to us as a “foreign private issuer,” and we are permitted to follow the corporate governance practices in the Cayman Islands in lieu of most corporate governance standards contained in the Nasdaq Listing Rules.  Rule 5615(a)(3) of the Nasdaq Listing Rules requires foreign private issuers listed on the Nasdaq to disclose each requirement that it does not follow and include a brief statement of the home country practice that the company follows in lieu of such corporate governance requirement(s).  Set forth below a brief summary of such significant differences.

Board and Committee Independence

While the Nasdaq Listing Rules require U.S. domestic issuers to have a majority of independent directors, we are not subject to this requirement. Three of our seven directors are independent non-executive directors.

The Nasdaq Listing Rules require U.S. domestic issuers to regularly schedule executive sessions to be attended by only independent directors. We are not subject to such requirement and our independent directors are entitled to attend all of our board meetings.

Shareholder Approval

 The Nasdaq Listing Rules require shareholder approval prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants.  Our stockholders have approved an amendment to our existing equity incentive plan to permit our board of directors at any time to amend, suspend or terminate our equity incentive plan. Any amendment, suspension or termination of our equity incentive plan must not adversely affect awards already granted without consent of the recipient of such awards.

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

1.2*	Form of Sixth Amended and Restated Articles of Association

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

8.1*	List of subsidiaries of ChinaEdu Corporation

10.1*	Equity Incentive Plan

12.1*	Certification of Chief Executive Officer required by Rule 13a-14(a)/15d-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of Chief Financial Officer required by Rule 13a-14(a)/15d-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification of Chief Executive Officer required by Rule 13a-14(b)/15d-14(b) under the Exchange Act, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification of Chief Financial Officer required by Rule 13a-14(b)/15d-14(b) under the Exchange Act, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu CPA Ltd.

* Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINAEDU CORPORATION

By:	/s/ Julia Huang
Name:	Julia Huang
Title:	Chairman and Chief Executive Officer

Date: June 22, 2011

CHINAEDU CORPORATION

Report of Independent Registered
Public Accounting Firm and
Consolidated Financial Statements
For the years ended December 31, 2008, 2009 and 2010

CHINAEDU CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS
AND SHAREHOLDERS OF CHINAEDU CORPORATION

We have audited the accompanying consolidated balance sheets of ChinaEdu Corporation (the "Company"), its subsidiaries, its variable interest entity, and its variable interest entity's subsidiaries (collectively, the "Group") as of December 31, 2009 and 2010 and the related consolidated statements of operations, equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2010, and the related financial statement schedule included in Schedule I.  These financial statements and financial statement schedule are the responsibility of the Group's management.  Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2009 and 2010 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.  Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

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

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 17, 2011 expressed an unqualified opinion on the Group's internal control over financial reporting.

Deloitte Touche Tohmatsu CPA Ltd.
Beijing, the People's Republic of China
June 17, 2011

CHINAEDU CORPORATION

CONSOLIDATED BALANCE SHEETS
(In thousands, except share-related data)

	As of December 31,
	2009	2010	2010
	RMB	RMB	US$
Assets

Current assets:
Cash and cash equivalents	203,143	190,493	28,863
Term deposits	122,304	120,500	18,258
Restricted cash	365	-	-
Short-term investments	17,706	32,469	4,920
Accounts receivable	28,334	35,091	5,317
Inventories	1,852	358	54
Prepaid expenses and other current assets	25,315	30,966	4,690
Amounts due from related parties	176,802	246,925	37,413
Deferred tax assets-current	3,309	5,003	758

Total current assets	579,130	661,805	100,273

Long-term investments	4,210	-	-
Deferred tax assets - non-current	1,541	3,470	526
Rental deposits	868	936	141
Land use rights	27,874	27,265	4,131
Property and equipment, net	203,995	227,507	34,471
Deposits paid for acquisition of property and equipment	13,898	19,792	2,999
Acquired intangible assets, net	66,621	65,849	9,977
Goodwill	38,155	43,255	6,554

Total assets	936,292	1,049,879	159,072

Liabilities and equity

Current liabilities:
Accounts payable (including accounts payable of the consolidated
VIE without recourse to the Group of RMB5,351
and RMB10,277 as of December 31, 2009 and 2010, respectively)	6,467	11,410	1,729
Deferred revenues - current (including deferred revenue of the consolidated VIE without recourse to the Group of RMB17,786
and RMB18,762 as of December 31, 2009 and 2010, respectively)	97,853	105,891	16,044
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of RMB11,066 and
RMB12,486 as of December 31, 2009 and 2010, respectively)	68,917	83,486	12,649
Amounts due to related parties (including amounts due to related related parties of the consolidated VIE without recourse to
the Group of RMB2,065 and RMB2,201 as of
December 31, 2009 and 2010, respectively)	25,668	31,177	4,724
Income taxes payable (including income taxes payable of the
consolidated VIE without recourse to the Group of
RMB7,770 and RMB8,432 as of December 31, 2009 and
2010, respectively)	33,389	44,612	6,759
Other taxes payable (including other taxes payable of the
consolidated VIE without recourse to the Group of
RMB2,285 and RMB2,482 as of December 31, 2009 and
2010, respectively)	15,900	20,508	3,107

Total current liabilities	248,194	297,084	45,012

CHINAEDU CORPORATION

CONSOLIDATED BALANCE SHEETS - continued
(In thousands, except share-related data)

	As of December 31,
	2009	2010	2010
	RMB	RMB	US$

Deferred revenues - non-current (including deferred revenue of the consolidated VIE without recourse to the Group of RMB113
and RMB71 as of December 31, 2009 and 2010, respectively)	8,075	9,804	1,486
Deferred tax liabilities-non-current (including deferred taxes liabilities of the consolidated VIE without recourse to the Group of RMB1,381
and RMB1,057 as of December 31, 2009 and 2010, respectively)	10,143	9,836	1,490
Unrecognized tax benefit (including unrecognized tax benefit of the consolidated VIE without recourse to the Group of RMB1,145
and RMB1,251 as of December 31, 2009 and 2010, respectively)	7,727	3,691	559

Total liabilities	274,139	320,415	48,547

Commitments (Note 20)

Equity:
ChinaEdu Corporation shareholders' equity:
Ordinary shares (RMB0.08 (US$0.01) par value; 100,000,000
shares authorized; 55,247,329 shares issued and outstanding
in 2009; 54,395,185 shares issued and outstanding in 2010)	4,076	4,071	617
Additional paid-in capital	673,847	674,648	102,219
Warrants	1,883	-	-
Statutory reserves	13,661	29,592	4,484
Accumulated deficits	(112,994)	(89,608)	(13,578)
Accumulated other comprehensive loss	(20,500)	(22,724)	(3,442)

Total ChinaEdu Corporation shareholders' equity	559,973	595,979	90,300
Noncontrolling interests	102,180	133,485	20,225

Total equity	662,153	729,464	110,525

Total liabilities and equity	936,292	1,049,879	159,072

The accompanying notes are an integral part of these consolidated financial statements.

CHINAEDU CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share-related data)

	For the year ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$

Revenue	327,903	368,447	402,335	60,960
Business tax	(10,183)	(13,741)	(13,493)	(2,044)

Net revenue	317,720	354,706	388,842	58,916
Cost of revenue	117,733	138,362	147,702	22,379

Gross profit	199,987	216,344	241,140	36,537

Operating expenses:
General and administrative	86,908	82,858	84,110	12,744
Selling and marketing	29,851	23,688	37,632	5,702
Research and development	26,185	30,385	37,358	5,660
Goodwill impairment	41,036	-	-	-
Intangible assets impairment	29,057	-	-	-

Total operating expenses	213,037	136,931	159,100	24,106
(Loss) income from operations	(13,050)	79,413	82,040	12,431
Other income	562	1,748	572	87
Interest income	10,652	4,980	5,552	841
Interest expense	(1,298)	(2)	(5)	(1)
Gain on sale of investment	-	-	1,071	163
Gain on consolidation of Hongcheng Xueyuan	-	-	260	39

(Loss) income before income tax provisions	(3,134)	86,139	89,490	13,560

Income tax provisions:
- Current	11,860	18,981	17,933	2,717
- Deferred	(8,387)	306	(4,600)	(697)

Total income tax provisions	3,473	19,287	13,333	2,020

Net (loss) income	(6,607)	66,852	76,157	11,540
Less: net income attributable to the noncontrolling interests	36,412	32,073	36,840	5,582

Net (loss) income attributable to ChinaEdu Corporation shareholders	(43,019)	34,779	39,317	5,958

Net (loss) income per share attributable to ChinaEdu
Corporation shareholders - basic	(0.75)	0.71	0.82	0.12

Net (loss) income per share attributable to ChinaEdu
Corporation shareholders - diluted	(0.75)	0.66	0.76	0.11

Weighted average shares used in calculating basic net
income per share attributable to ChinaEdu Corporation shareholders	57,679,504	48,844,606	48,004,323	48,004,323

Weighted average shares used in calculating diluted net
income per share attributable to ChinaEdu Corporation shareholders	57,679,504	52,519,683	52,010,229	52,010,229

Share-based compensation expenses
Cost of revenue	474	489	815	123
General and administrative	4,073	5,982	2,760	418
Selling and marketing	506	676	2,248	341
Research and development	178	269	460	70

The accompanying notes are an integral part of these consolidated financial statements.

CHINAEDU CORPORATION

CONSOLIDATED STATEMENTS OF EQUITY AND COMPREHENSIVE INCOME (LOSS)
(In thousands, except share-related data)

	ChinaEdu Corporation Shareholders' Equity
	Ordinary Shares
	Shares	Amount	Additional paid-in capital	Warrants	Statutory reserve	Accumulated deficits	Accumulated other comprehensive (loss) income	Total ChinaEdu Corporation shareholders' equity	Noncontrolling interests	Total equity	Comprehensive income (loss)
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance at January 1, 2008	58,434,407	4,805	760,858	6,370	12,161	(103,254)	(2,206)	678,734	57,996	736,730	24,813
Ordinary shares converted to ADS shares for future exercise of share options (note 14)	8,344,305	-	-	-	-	-	-	-	-	-
Repurchase of ordinary shares (note 18)	(3,702,583)	(253)	(33,937)	-	-	-	-	(34,190)	-	(34,190)
Forfeiture of warrants (note 17)	-	-	815	(815)	-	-	-	-	-	-
Exercise of share options (note 14)	-	21	1,766	-	-	-	-	1,787	-	1,787
Amortization of share-based compensation	-	-	5,231	-	-	-	-	5,231	-	5,231
Transfer statutory reserve	-	-	-	-	(5,264)	5,264	-	-	-	-
Provision for statutory reserves	-	-	-	-	2,700	(2,700)	-	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	(18,714)	(18,714)	-	(18,714)	(18,714)
Net loss	-	-	-	-	-	(43,019)	-	(43,019)	36,412	(6,607)	(6,607)
Capital contribution by a noncontrolling shareholder	-	-	-	-	-	-	-	-	1,225	1,225
Dividend declaration to noncontrolling shareholders	-	-	-	-	-	-	-	-	(11,318)	(11,318)

Balance at December 31, 2008	63,076,129	4,573	734,733	5,555	9,597	(143,709)	(20,920)	589,829	84,315	674,144	(25,321)

Repurchase of ordinary shares (note 18)	(7,828,800)	(536)	(76,098)	-	-	-	-	(76,634)	-	(76,634)
Forfeiture of warrants (note 17)	-	-	3,672	(3,672)	-	-	-	-	-	-
Exercise of share options (note 14)	-	39	4,124	-	-	-	-	4,163	-	4,163
Amortization of share-based compensation	-	-	7,416	-	-	-	-	7,416	-	7,416
Provision for statutory reserve	-	-	-	-	4,064	(4,064)	-	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	276	276	-	276	276
Change in fair value of available-for-sale (note 6)	-	-	-	-	-	-	144	144	-	144	144
Net income	-	-	-	-	-	34,779	-	34,779	32,073	66,852	66,852
Capital contribution by a noncontrolling shareholder	-	-	-	-	-	-	-	-	1,960	1,960
Dividend declaration to noncontrolling shareholders	-	-	-	-	-	-	-	-	(16,168)	(16,168)

Balance at December 31, 2009	55,247,329	4,076	673,847	1,883	13,661	(112,994)	(20,500)	559,973	102,180	662,153	67,272

Repurchase and cancellation of ordinary shares (note 18)	(852,144)	(57)	(13,411)	-	-	-	-	(13,468)	-	(13,468)
Forfeiture of warrants (note 17)	-	-	1,883	(1,883)	-	-	-	-	-	-
Exercise of share options (note 14)	-	52	6,046	-	-	-	-	6,098	-	6,098
Amortization of share-based compensation	-	-	6,283	-	-	-	-	6,283	-	6,283
Provision for statutory reserve	-	-	-	-	15,931	(15,931)	-	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	(2,139)	(2,139)	951	(1,188)	(1,188)
Change in fair value of available-for-sale investment (note 6)	-	-	-	-	-	-	(85)	(85)	-	(85)	(85)
Net income	-	-	-	-	-	39,317	-	39,317	36,840	76,157	76,157
Capital contribution by a noncontrolling shareholder	-	-	-	-	-	-	-	-	1,470	1,470
Dividend declaration to noncontrolling shareholders	-	-	-	-	-	-	-	-	(7,102)	(7,102)
Acquisition of noncontrolling interest	-	-	-	-	-	-	-	-	(854)	(854)

Balance at December 31, 2010	54,395,185	4,071	674,648	-	29,592	(89,608)	(22,724)	595,979	133,485	729,464	74,884

		US$617	US$102,219		US$4,484	US$(13,578)	US$(3,442)	US$90,300	US$20,225	US$110,525

The accompanying notes are an integral part of these consolidated financial statements.

CHINAEDU CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, except share-related data)

	For the year ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net (loss) income	(6,607)	66,852	76,157	11,540
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Share-based compensation	5,231	7,416	6,283	952
Depreciation and amortization of property and equipment	12,212	16,603	20,971	3,177
Amortization of land use rights	606	619	609	92
Amortization of acquired intangible assets	8,746	5,237	4,432	672
Goodwill and acquired intangible assets impairment	70,093	-	-	-
Gain on consolidation of Hongcheng Xueyuan	-	-	(260)	(39)
Gain on sale of investment	-	-	(1,071)	(163)
Provision for amounts due from related parties and account receivables	1,215	364	540	82
Loss from disposal of property and equipment	1,663	513	82	12
Deferred income taxes	(8,387)	306	(4,600)	(697)
Changes in assets and liabilities:
Restricted cash	-	(365)	365	55
Accounts receivable	(14,658)	(13,844)	(6,900)	(1,045)
Inventories	-	(1,852)	1,494	226
Prepaid expenses and other current assets	(2,970)	(5,075)	(4,930)	(747)
Amounts due from related parties	(44,950)	(26,330)	(68,791)	(10,423)
Rental deposits	665	90	(61)	(9)
Land use rights	(160)	(1,989)	-	-
Accounts payable	(950)	115	1,128	171
Deferred revenues	15,210	3,792	8,589	1,301
Accrued expenses and other current liabilities	10,011	19,082	14,628	2,216
Amounts due to related parties	(4,368)	268	4,009	606
Income taxes payable	5,462	5,472	11,223	1,700
Other taxes payable	5,342	3,892	4,555	690
Unrecognized tax benefit	1,141	2,254	(4,036)	(612)

Net cash provided by operating activities	54,547	83,420	64,416	9,757

Cash flows from investing activities:
Purchase of businesses, net of cash acquired of RMB nil,
RMB nil and RMB1,382 in 2008, 2009 and 2010, respectively	(6,700)	-	(6,078)	(921)
Purchase of property and equipment	(36,323)	(57,071)	(26,859)	(4,070)
Deposits paid for acquisition of property and equipment	(8,650)	(11,371)	(19,792)	(2,999)
Purchase of term deposits	(57,458)	(58,813)	1,434	217
Purchase of contractual rights	(1,225)	(1,235)	-	-
Purchase of investments	-	(20,578)	(28,016)	(4,245)
Proceeds from disposal of property and equipment	31	-	112	17
Proceeds from the sale of investment	-	-	17,071	2,587
Acquisition of noncontrolling interest of Yuancheng Education	-	-	(998)	(151)

Net cash used in investing activities	(110,325)	(149,068)	(63,126)	(9,565)

CHINAEDU CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued
(In thousands, except share-related data)

	For the year ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Cash dividends paid to noncontrolling shareholders	(11,319)	(14,698)	(5,632)	(853)
Capital contribution by noncontrolling shareholders	1,225	1,715	490	74
Repurchase and cancellation of ordinary shares	(34,190)	(76,634)	(13,468)	(2,040)
Repayment of long-term debts	(25,724)	-	-	-
Proceeds from exercise of share options	1,787	4,163	6,098	924
Prepayment for repurchasing shares	-	-	(735)	(111)

Net cash used in financing activities	(68,221)	(85,454)	(13,247)	(2,006)

Effect of exchange rate changes	(19,182)	312	(693)	(102)
Net decrease in cash and cash equivalents	(143,181)	(150,790)	(12,650)	(1,916)
Cash and cash equivalents, beginning of year	497,114	353,933	203,143	30,779

Cash and cash equivalents, end of year	353,933	203,143	190,493	28,863

Supplemental disclosure of cash flow information
Income taxes paid	4,987	11,255	10,746	1,628
Interest paid	1,294	2	5	1

Non cash - financing activities
Capital registration of intangible assets by noncontrolling interest	-	425	980	148

The accompanying notes are an integral part of these consolidated financial statements.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In thousands, except share-related data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

ChinaEdu Corporation (the "Company") was incorporated in the Cayman Islands on September 6, 1999.  The Company, its subsidiaries, and its variable interest entity and its variable interest entity's subsidiaries are collectively referred to hereinafter as the "Group".  The Group principally operates online degree programs, which provide services to universities through joint venture contracts from subsidiaries, online tutoring programs, private primary and secondary schools and international curriculum programs in the People's Republic of China (the "PRC").

A summary of the Company's subsidiaries and its variable interest entity and its variable interest entity's subsidiaries as of December 31, 2010 was as follows:

Name	Date of incorporation or acquisition	Percentage of legal ownership	Place of incorporation

Subsidiaries of the Company:
CMR Web-learning Co., Ltd. ("CMR Web")	July 29, 1999	70%	PRC

Hongcheng Technology Development	July 31, 2000	100%	PRC
Co., Ltd. ("Hongcheng Technology")

Beijing Xuezhi Times Education Science	October 18, 2001	100%	PRC
Co., Ltd. ("Beijing Xuezhi")

Zhong Nongda Networks Development Co., Ltd.	October 30, 2001	55%	PRC
("Zhongnongda Networks")

Beijing Hongcheng Liye Technology	April 15, 2003	100%	PRC
Co., Ltd. ("Hongcheng Liye")

Dalian Dongcai Technology Co., Ltd. ("Dongcai")	June 4, 2003	70%	PRC

Beijing WITT Education Consultant	July 4, 2003	100%	PRC
Management Co., Ltd. ("WITT Education")

BJ-WITT EDU MAN. LTD. ("BJ-WITT")	July 4, 2003	100%	BVI

Chongqing Chongda Yuanxing Co., Ltd. ("Chongda")	December 24, 2003	51%	PRC

Beijing BCIT Science and Education Management	January 13, 2005	100%	PRC
Consulting Limited ("Beijing BCIT")

Beijing WITT Science Co., Ltd. ("WITT Science")	December 26, 2005	100%	PRC

Beijing Gotop Education Co., Ltd.	December 26, 2005	100%	PRC
("Gotop Hongcheng")

Beijing BCIT Science and Education Management	February 10, 2006	100%	BVI
Consulting Limited ("BJ-BCIT")

Beijing Distance Education Technology	March 31, 2006	100%	PRC
Co., Ltd. ("Yuancheng Education")

Tianjin Gaotuo Hongcheng Education Technology	June 26, 2006	100%	PRC
Co., Ltd. ("Tianjin Gaotuo Hongcheng")

Beijing Beiyuda Education Technology	September 26, 2006	51%	PRC
Co., Ltd. ("Beiyuda")

Beijing Mingdaoyuan Technology Co., Ltd.	March 27, 2007	51%	PRC
("Beijing Mingdao")

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In thousands, except share-related data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

	Date of incorporation	Percentage of
Name	or acquisition	legal ownership	Place of incorporation

Shanghai Shangcai Education Technology Co., Ltd.	April 18, 2008	51%	PRC
("Shanghai Shangcai")

Dongcai Online Training Center ("Dongcai Online")	July 10, 2008	70%	PRC

Beijing Zhonglin Technology Co., Ltd. ("Zhonglin")	November 3, 2008	51%	PRC

Guangxi Hongcheng Times Technology Development	February 10, 2009	51%	PRC
Co., Ltd. ("Guangxi Hongcheng")

Fuzhou Haojiaoshi Distance Education Service	December 7, 2009	51%	PRC
Co., Ltd. ("Fuzhou Good Teacher")

Beijing Hongcheng xueyuan Technology Co., Ltd.	October 31, 2010	100%	PRC
("Hongcheng Xueyuan")

Nanning Hongcheng Xueyuan Technology Development	October 31, 2010	51%	PRC
Co., Ltd ("Nanning Hongcheng Xueyuan ")

Hangzhou Hongcheng Education Training Service	October 31, 2010	60%	PRC
Co., Ltd ("Hangzhou Hongcheng Xueyuan")

Variable interest entity of the Company:
Beijing Hongcheng Education Technology	March 7, 2005	N/A	PRC
Co., Ltd. ("Hongcheng Education")

Subsidiaries of variable interest entity:
Beijing Gotop Electronic Science Co., Ltd.	November 29, 1995	N/A	PRC
("Gotop Electronic") (1)

Xiandai Xingye Network Technology Co., Ltd.	November 7, 2000	N/A	PRC
("Xiandai Technology") (1)

Pingdingshan Wellent Bilingual School ("Pingdingshan") (1)	September 3, 2002	N/A	PRC

Anqing Foreign Language Middle School	August 2, 2004	N/A	PRC
("Anqing Foreign Language") (1)

Jingzhou Tianchang Investment Co., Ltd. ("Tianchang") (2)	September 6, 2005	N/A	PRC

Jingzhou Middle School South Campus ("South Campus") (3)	December 28, 2005	N/A	PRC

Beijing Hongcheng YoYo Technology Co., Ltd.	November 3, 2009	N/A	PRC
("Hongcheng YoYo") (1)

Anqing Daguan Hongcheng Anwai Training Centre	April 15, 2010	N/A	PRC
("Anqing Daguan") (1)

Pingdingshan Hongcheng Education Training Centre	August 11, 2010	N/A	PRC
("Pingdingshan Training Centre") (1)

Hongyuanboxue Technology Co., Ltd	August 24, 2010	N/A	PRC
("Hongyuanboxue") (4)

(1)	Wholly owned subsidiary of Hongcheng Education (VIE of the Company)
(2)	72.5% of its equity is held by Hongcheng Education (VIE of the Company)
(3)	54% of its equity is held by Hongcheng Education (VIE of the Company)
(4)	55% of its equity held by Hongcheng Education (VIE of the Company) and 45% of its equity held by Hongcheng Technology (Wholly owned subsidiaries of the Company).

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In thousands, except share-related data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements

PRC regulations currently limit foreign ownership of entities providing Internet content and engaging in primary and junior high school education.  To comply with PRC laws and regulations, the Group provides online tutoring programs and primary and secondary schools in the PRC through its variable interest entity, and their subsidiaries.

The Group established Xiandai Technology and Hongcheng Education, variable interest entities ("VIEs), through series of contractual arrangements with designated equity owners who are PRC citizens and legally own the VIEs.  In September 2009, the nominee shareholders of Xiandai Technology transferred all of their equity interests to Hongcheng Education.  Xiandai Technology became a wholly owned subsidiary of Hongcheng Education.  The related contractual arrangements with the Group were terminated as a result.

The Group entered into similar contractual arrangements described below with prior affiliated entity, Xiandai Technology, and its nominee shareholders, including exclusive technical consulting and services agreement, loan agreements, shareholder voting rights entrustment agreements, call option agreements, and equity pledge agreements.

•	Agreements that transfer economic benefits to the Group

Exclusive Technical Consulting and Services Agreement.  Pursuant to the exclusive technology consulting and service agreements between Hongcheng Technology and the VIE, the Group has the exclusive right to provide to the VIE technology consulting and services related to courseware and product development services, website design services, maintenance and security services, employee training services and any other services that may be agreed upon by the parties.  As consideration for these services, the Group charges Hongcheng Education a service fee, which represents substantially all of its net income.

Loan Agreements.  The Group loaned interest-free RMB54,200 to the nominee shareholders to fund the registered capital requirements of Hongcheng Education.  Proceeds from the loans are to be used solely for the investments in Hongcheng Education.  The loans can only be repaid by a transfer of the equity ownership interest in Hongcheng Education to the Group.

Shareholder Voting Rights Entrustment Agreements.  In connection with the loan agreements described above, the nominee shareholders entered into shareholder voting rights entrustment agreements with Hongcheng Technology.  Pursuant to these agreements, the nominee shareholders irrevocably entrusted Hongcheng Technology with the right to act as their proxy and vote all of their shares in Hongcheng Education.

Call Option Agreements.  The nominee shareholders entered into call option agreements with Hongcheng Technology.  Pursuant to these agreements, the nominee shareholders granted irrevocable options to purchase all of their respective equity interests in Hongcheng Education to Hongcheng Technology at the lowest price permitted under applicable Chinese laws.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In thousands, except share-related data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

•	Agreements that provide the Group effective control over the VIE

Equity Pledge Agreements and Powers of Attorney.  As security for their obligations under the call option agreements and shareholder voting rights entrustment agreements with Hongcheng Technology and Hongcheng Education's obligations under the technical consulting and services agreement with Hongcheng Technology, the nominee shareholders entered into equity pledge agreements with Hongcheng Education to pledge all of their equity interests in Hongcheng Education and all distributions arising from those interests to Hongcheng Technology.

Risks in relation to the VIE structure

In June 2009, the FASB issued an authoritative pronouncement to amend the accounting rules for variable interest entities.  The amendment effectively replaces the quantitative-based risks-and-rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has (1) the power to direct the activities of a variable interest entity that most significantly affect the entity's economic performance and (2) the obligation to absorb losses of, or the right to receive benefits from, the entity.  Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity's economic performance.  The new guidance also requires additional disclosures about a reporting entity's involvement with variable interest entities and about any significant changes in risk exposure as a result of that involvement.

The new guidance is effective at the start of a reporting entity's first fiscal year beginning after November 15, 2009, and all interim and annual periods thereafter.  The Group adopted the new guidance effective from January 1, 2010.  The Group had one VIE, which it has consolidated under the authoritative literature prior to the amendment discussed above because it was the primary beneficiary of the VIE.  Because the Group, through its subsidiary, has (1) the power to direct the activities of the VIE that most significantly affect the entity's economic performance and (2) the right to receive benefits from the VIE.  The Group continues to consolidate the VIE upon the adoption of the new guidance which therefore, other than for additional disclosures, had no accounting impact.

The Group believes that the foreign owned subsidiary' contractual arrangements with the VIE Company are in compliance with PRC law and are legally enforceable.  However, uncertainties in the PRC legal system could limit the Group's ability to enforce these contractual arrangements and if the interests of the shareholders of the VIE company may diverge from that of the Group and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIE company not to pay the service fees when required to do so.

The Group's ability to control the VIE company also depends on the power of attorney the foreign owned subsidiary have to vote on all matters requiring shareholder approval in the VIE Company.  As noted above, the Group believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In thousands, except share-related data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risks in relation to the VIE structure - continued

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the Group may be subject to fines or other actions.  The Group does not believe such actions would result in the liquidation or dissolution of the Group, the foreign owned subsidiary or the VIE company.

The imposition of any of these penalties may result in a material and adverse effect on the Group's ability to conduct the Group's business.  In addition, if the imposition of any of these penalties causes the Group to lose the rights to direct the activities of the VIE and its subsidiaries or the right to receive their economic benefits, the Group would no longer be able to consolidate the VIE.  The Group does not believe that any penalties imposed or actions taken by the PRC Government would result in the liquidation of the Group.

There are no consolidated VIE's assets that are collateral for the VIE's obligations and can only be used to settle the VIE's obligations.

The following total assets, total liabilities, net revenue, net loss, net cash provided by operating activities, net cash used in investing activities and net cash used in and provided by financing activities of VIE and its subsidiaries were included in the accompanying consolidated financial statements:

	As of December 31,
	2009	2010
	RMB	RMB

Total assets	236,218	244,106

Total liabilities	186,959	191,589

	For the year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB

Net revenue	49,517	66,410	83,620
Net loss	(7,566)	(1,125)	(2,932)

	For the year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB

Net cash provided by operating activities	43,534	50,151	19,057
Net cash used in investing activities	(21,453)	(47,412)	(16,884)
Net cash (used in) provided by financial activities	(25,724)	-	4,500

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In thousands, except share-related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").  The accompanying consolidated financial statements of the Group are stated in Renminbi ("RMB").  The presentation of the amounts in United States dollar ("US$") is included solely for the convenience of the reader and were converted at a rate of RMB6.60 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2010.  Such translation should not be construed to be the amounts that would have been reported under US GAAP.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, its variable interest entity and its variable interest entity's subsidiary.  All inter-company transactions and balances have been eliminated upon consolidation.

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
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In thousands, except share-related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Restricted cash

Restricted cash represents cash that cannot be withdrawn without the permission of third parties.  The Group's restricted cash was deposited in escrow accounts for business proposal.

Term deposits

Term deposits consist of deposits placed with financial institutions with original maturity terms of greater than three months but less than one year.

Investments

The Group classifies its investment in debt and equity securities into one of three categories and accounts for these as follows: (i) debt securities that the Group has the positive intent and the ability to held to maturity are classified as "held to maturity" and reported as amortized cost; (ii) debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as "trading securities" with unrealized holding gains and losses included in earnings; (iii) debt and equity securities not classified as held to maturity or as trading securities are classified "available for sale" and reported at fair value.  Fair value change on available for sale securities are excluded from earnings and reported as accumulated other comprehensive (loss) income, net of tax.

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

Cost method investment

For investments in an investee over which the Group does not have significant influence, the Group carries the investment at cost and recognizes as income when dividends declared from distribution of investee's earnings.  The Group reviews the cost method investments for impairment whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable.  An impairment loss is recognized in earnings equal to the difference between the investment's cost and its fair value at the balance sheet date of the reporting period for which the assessment is made.  The fair value of the investment would then become the new cost basis of the investment.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
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

Land use rights

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
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In thousands, except share-related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Acquired intangible assets, net

Acquired intangible assets other than goodwill consist of trade names, service agreements with universities and high schools, operating platforms, customer base, online coursewares, agency agreements, contractual rights, prepaid operating contracts, partnership with local institutes and reacquired right to use trademark, and are carried at cost, less accumulated amortization and impairment.  Amortization of acquired intangible assets (other than trade names, which are discussed below) is calculated on a straight-line basis over the shorter of the contractual terms or the expected useful lives of the acquired assets.  The weighted average amortization periods by major intangible assets class are as follows:

Service agreements with universities and high schools	26 years
Operating platforms used to provide online education service	6 years
Customer base	4 years
Online coursewares	3 years
Partnership with agencies	5 years
Exclusive partnership with universities	16 years
Operational right of private school	22 years
Partnership with local institutes	7.2 years
Acquired right to use trademark	2.2 years

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

Impairment of long-lived assets other than acquired intangible assets and goodwill

The Group reviews its long-lived assets other than acquired intangible assets and goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable.  When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition.  If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
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

Revenue recognition

The Group's revenue is principally derived from the following:

(a)
Online degree programs, which mainly provide: (i) online education technical services and consulting services; (ii) recruiting services and enrollment marketing services; and (iii) licensing of online education technology platform and courseware.

(i)	Online education technical services, consulting services

The Group's primary business is to provide online education technical services and consulting services to the online degree programs of leading Chinese universities.  These services include academic program development, technology services, student support services, and finance operations.  Since each of the services does not have a stand-alone value to the universities, these services are accounted for as one unit of accounting and the related revenue is recognized ratably over the Six-month School Semester (the "Semester") during which the Group provides the services.  The Semesters generally begin in April and October of each calendar year.

(ii)	recruiting services, online technical services and enrollment marketing services

The Group also provides recruiting, online technical, enrollment marketing and other student services through its learning center network to the online degree programs of participating Chinese universities.  The amount of service fees received is based on the agreements entered into with the universities, and derived from tuition fees that the Group collects from students on behalf of the universities.

Service fees received are initially recorded as deferred revenue and are recognized as revenue ratably over the Semester during which the Group provides the service.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In thousands, except share-related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

(iii)	Licensing of online education technology platform and courseware

The Group licenses its online education technology platform and courseware to universities and other education companies and also provides post contract customer support ("PCS"), which includes telephone support and unspecified upgrades on a when-and-if available basis.  The Group recognizes revenue from licensing of online education technology platform and courseware when persuasive evidence of an agreement exists, delivery of the services has occurred, the fee is fixed or determinable, and collectability is probable.

The Group deferred the revenue over the PCS periods, from the acceptance of the customers to the end of the period, while the Group has the service knowledge skill, the expected cost incurred during the PCS period is deemed insignificant.

(b)	Online tutoring programs

The Group offers online interactive tutoring services to primary and secondary students.  These services allow the customers access to the online education services over a fixed period of time, generally ranging from one month to three years. Two ways to sell prepaid cards are described as followed.

(i)	Distributors

The prepaid cards are sold to distributors, from whom the Group collects payments when the prepaid cards are delivered to the distributors.  The distributors then resell the cards to end users.

(ii)	Non-monetary exchanges

The Group periodically exchanges prepaid cards for online tutoring service with other entities for advertising time slots on newspapers and locations on buildings.  The Group recognizes the relevant deferred revenue based on the fair value of the advertising received, which can be acquired from the website of the advertisement supplier.

All prepaid cards sold to distributors or delivered to the advertisement suppliers are initially recognized as deferred revenue. Revenue is recognized ratably over the applicable period, starting from the end users activation of the prepaid cards and ending with the fixed period of time, which the Group provides services to the end users.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In thousands, except share-related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

(c)	Private primary and secondary schools

The Group operates a number of private primary and secondary schools, which provide educational services to the students through traditional classroom education.  Students must register and pay for their classes at the beginning of each semester.  Fees collected from private primary and secondary schools operations upfront are initially recorded as deferred revenue at the time the students register for their classes and the Group receives payments.  Revenue is recognized ratably over the service period, which is six months for each school semester, as the education services are delivered.  If a student withdraws from a class, any collected but unearned portion of the fee is recognized at that time unless the student is entitled to a refund.

(d)	International curriculum programs

The Group provides international post-secondary and English language learning services for high schools in the PRC and international polytechnic curriculum programs through traditional classroom education.  For those programs, students must register and pay for their classes at the beginning of each semester or each short-term program (i.e. Summer camp).  Fees collected from the provision of teaching and other support services to the learning institutions are recognized either on a straight-line basis over the service period, which is typically the six-month school semester or when such services are provided in the short-term program.

Value added tax ("VAT") and VAT rebate

VAT is calculated at 17% on revenue from the online education technical services and online tutoring services, and the Group is entitled to a rebate of VAT paid at a rate of 14%.  The rebates are recorded as a component of revenue when the relevant compliance requirements are met and that, there are no further obligations, nor subject to future refunds or reimbursements.  The Group records VAT rebate on accrual basis.  The rebates granted to the Group during the years ended December 31, 2008, 2009 and 2010 were RMB9,870, RMB6,634 and RMB9,257, respectively.

Accounts receivable

Accounts receivable relate to the online education technical, consulting and recruiting services provided to certain university customers, online tutoring services and traditional classroom education services.  Accounts receivable are recorded at amounts that are presently due based on the service agreement, which are net of allowance for doubtful accounts.

The Group determines its allowance by considering a number of factors, including the length of time the receivable is past due, the Group's previous loss history, the counter party's current ability to pay its obligation to the Group, and the condition of the general economy and the industry as a whole.  The Group writes off accounts receivable when it becomes apparent based upon age or customer circumstances that such amounts will not be collected.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
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

The Group conducts credit evaluations of its customers and generally does not require collateral or other security from them.  To date, the Group has not experienced significant losses from uncollectible accounts.  An allowance for doubtful accounts amounting to RMB1,215, RMB364 and RMB540 was recorded in 2008, 2009 and 2010, respectively and these amounts were written off in the same year.  Management will continue to evaluate the Group's collection experience and will provide for an allowance for doubtful accounts as appropriate.

A summary of the customers who accounted for 10% or more of the Group's consolidated net revenues was as follows:

	For the year ended December 31,
Customers	2008	2009	2010
	%	%	%

A	22	20	16
B	13	12	11
C	*	*	11
D	15	13	12

A summary of the customers who accounted for 10% or more of the Group's consolidated amounts due from related parties was as follows:

	As of December 31,
Customers	2009	2010
	%	%

A	44	37
B	11	*
C	23	19
D	*	18

*	Represented less than 10% of consolidated net revenue or amounts due from related parties' balances.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
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

Advertising costs

Advertising costs are expensed as incurred.  The Group incurred advertising costs totaling RMB8,216, RMB7,822 and RMB9,310 for the years ended December 31, 2008, 2009 and 2010, respectively, which were recorded as a component of selling and marketing expenses in the accompanying consolidated statements of operations.

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

The Group's reporting currency is the RMB.  The Group's entities with functional currency of US$ translate their operating results and financial position into the RMB, the Group's reporting currency.  Assets and liabilities are translated at the exchange rates at the balance sheet date, equity amounts are translated at historical exchange rates and revenues, expenses, gains, and losses are translated using the average rate for the year.  Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive loss in the consolidated statements of equity.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In thousands, except share-related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency risk

The RMB is not a freely convertible currency.  The State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of RMB into foreign currencies.  The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.  Cash and cash equivalents and term deposits of the Group included aggregate amounts of RMB285,514 and RMB304,180 at December 31, 2009 and 2010, respectively, which were denominated in RMB.

Income taxes

Current income taxes are provided in accordance with the laws of the relevant tax authorities.  Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the financial statements.  Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized.  The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics.

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority based solely on technical merits of the associated tax position.  An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.  Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.

Comprehensive (loss) income

Comprehensive (loss) income includes net (loss) income, foreign currency translation adjustments and unrealized gain (loss) on available-for-sale securities.  Comprehensive (loss) income is reported as a component of the consolidated statements of equity and comprehensive (loss) income.

Financial instruments

Financial instruments include cash and cash equivalents, term deposits, restricted cash, short-term investments, accounts receivable, accounts payable, long-term investments, and amounts due from and due to related parties.  The carrying values of cash and cash equivalents, term deposits, restricted cash, accounts receivable, accounts payable and amounts due from and to related parties approximate their fair values due to their short-term maturities.  The fair value of the short-term investments and long-term investments measured at cost are not disclosed because they are not readily determinable.  Available-for-sale investments are carried at fair value.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In thousands, except share-related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Net (loss) income per share

Basic net income (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Diluted net income (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted.  Ordinary share equivalents are excluded from the computation of the diluted net loss per share in periods when their effect would be anti-dilutive.  The effect of the warrants and stock options are computed using the treasury stock method.

Share-based compensation

The Group estimates the fair value of share-based payment awards on the date of grant using an option-pricing model.  The value of the portion of the award that is ultimately expected to vest is recognized as expense ratably over the requisite service periods.  The Group has estimated the fair value of share options as of the date of grant using the Black-Scholes option pricing model.  The Black-Scholes model considers, among other factors, the expected life of the award and the expected volatility of stock price.

A change in any of the terms or conditions of share options shall be accounted for as a modification of the plan.  Therefore, the Group calculates incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date.  For vested options, the Group would recognize incremental compensation cost in the period of the modification occurred and for unvested options, the Group would recognize, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

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
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In thousands, except share-related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Business combinations - continued

Common forms of the consideration made in acquisitions were cash.  Consideration transferred in a business acquisition is measured at the fair value as at the date of acquisition.

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

Recently issued accounting standards not yet adopted

In December 2010, the FASB issued an authoritative pronouncement on when to perform Step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts.  The amendments in this update modify Step 1 so that for those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists.  In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist.  The qualitative factors are consistent with existing guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.  For public entities, the guidance is effective for impairment tests performed during entities' fiscal years (and interim periods within those years) that begin after December 15, 2010.  Early adoption will not be permitted.  The Group does not expect the adoption of this pronouncement to have a significant impact on its financial condition or results of operations.

In December 2010, the FASB issued an authoritative pronouncement on disclosure of supplementary pro forma information for business combinations.  The objective of this guidance is to address diversity in practice regarding the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations.  The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only.  The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable the business combination included in the reported pro forma revenue and earnings.  The amendments affect any public entity that enters into business combinations that are material on an individual or aggregate basis.  The amendments will be effective for business combinations consummated in periods beginning after December 15, 2010, and should be applied prospectively as of the date of adoption.  Early adoption is permitted.  The Company does not expect the adoption of this pronouncement to have a significant impact on its financial condition or results of operations.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In thousands, except share-related data)

3.	ACQUISITIONS

In order to diversify its service offerings under the online degree programs and online tutoring programs, the Group consummated the acquisitions set forth below.  These transactions were recorded using the purchase method of accounting, and accordingly, the acquired assets and liabilities were recorded at their estimated fair values on the acquisition date.

(a)
In May 2008, the Group acquired the remaining 20% equity interest in Gotop Electronic and Beijing Xuezhi from Tianjin Tianxingjian Co., Ltd. ("Tianxingjian"), which were engaged in providing online tutoring service, for an aggregate purchase price of a cash consideration of RMB6,700 (US$982) and Gotop Electronic and Beijing Xuezhi became wholly owned by the Group.

The purchase price for this 20% equity interest was allocated based on the fair value of the acquired assets and liabilities on the date of acquisition.

		Weighted
		average remaining
	RMB	amortization period

Intangible assets:
Trade name	854	indefinite life
Online courseware	119	2 years
Agency agreements	61	5 years
Operation platform used to provide online
education service online education service	69	5 years

Total intangible assets	1,103
Deferred tax liabilities relating to
intangible assets acquired	(275)
Goodwill (allocated to the online tutoring
programs segment)	5,872

Total	6,700

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In thousands, except share-related data)

3.	ACQUISITIONS - continued

(b)
In October 2010, the Group acquired the remaining 81% equity interest in Hongcheng Xueyuan, for an aggregate purchase price of a cash consideration of RMB7,460(US$1,130) and Hongcheng Xueyuan became wholly owned by the Group.

In connection with the above business combination transaction, the Group re-measured its previously held 19% equity interest in Hongcheng Xueyuan at the acquisition-date fair value of RMB1,470 and recognized a gain of RMB260 in 2010.

The purchase price for this 81% equity interest was allocated based on the fair value of the acquired assets and liabilities on the date of acquisition.

		Weighted
		average remaining
	RMB	amortization period

Cash and cash equivalents	1,382
Accounts Receivable	397
Amounts due from related parties	1,319
Prepaid expenses and other current assets	82
Rental deposits	7
Property and equipment	80
Deferred revenue	(1,235)
Amounts due to related parties	(14)
Other taxes payable	(54)

Net tangible assets acquired	1,964
Noncontrolling interests	(144)
Intangible assets:
Partnership with local institutes	2,380	7.2 years
Reacquired right to use trademark	300	2.2 years

Total intangible assets	2,680
Deferred tax liabilities relating to
intangible assets acquired	(670)
Goodwill (allocated to the online degree
programs segment)	5,100
Re-measured fair value of previous 19%
cost method investment	(1,470)

Total	7,460

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In thousands, except share-related data)

3.	ACQUISITIONS - continued

(c)	Pro forma information

The following unaudited pro forma information summarizes the results of operations for the Group for the years ended December 31, 2008, 2009, and 2010 assuming that the significant acquisition during the year ended December 31, 2008 occurred as of January 1, 2008; assuming that the significant acquisition during the year ended December 31, 2010 occurred as of January 1, 2008, 2009 and 2010, respectively.  The pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations that would have resulted had the significant acquisitions occurred as of the beginning of each year, nor are they indicative of future operating results.

	For the year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)

Pro forma net revenues	317,720	358,378	391,562
Pro forma net (loss) income attributable to ChinaEdu Corporation	(43,046)	35,019	38,441
Pro forma net (loss) income per shares attributable to ChinaEdu Corporation-basic	(0.75)	0.72	0.80
Pro forma net (loss) income per share attributable to ChinaEdu Corporation-diluted	(0.75)	0.67	0.74

4.	ACCOUNTS RECEIVABLE

Accounts receivable, net consisted of the following:

	As of December 31,
	2009	2010
	RMB	RMB

Accounts receivable	28,334	35,091
Less: allowance for doubtful accounts	-	-

Accounts receivable	28,334	35,091

Movement of allowance for doubtful accounts was as follow:

	As of December 31,
	2009	2010
	RMB	RMB

Balance as of January 1	-	-
Charged to expenses	364	540
Written off	(364)	(540)

Balances as of December 31	-	-

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In thousands, except share-related data)

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of:

	As of December 31,
	2009	2010
	RMB	RMB

Staff advances and others	2,477	3,595
Prepaid capital injection for a new subsidiary	-	4,500
Advance to an online school	7,597	3,072
Prepaid expenses	6,718	6,927
Advances to suppliers	3,026	4,784
Interest receivables accrued from term deposits	777	1,165
Value-added tax rebate receivable	4,720	6,923

	25,315	30,966

Advance to an online school represented amount loaned to an online education alliance program to fund its operations.  Advance to an online school is non-interest bearing and is payable on demand.  Value-added tax rebate receivable represented the accrued value added tax rebate from online degree programs and online tutoring which will be received in 2011.

6.	SHORT-TERM INVESTMENTS

Short-term investments consisted of:

	As of December 31,
	2009	2010
	RMB	RMB

Trust fund-short term	13,000	8,000
Bonds	4,706	24,469

	17,706	32,469

Trust funds with original maturity term less than one year were classified as short-term investment.  The fair value of investments in trust funds was not readily determinable, therefore, the investments were classified as cost method investments and measured at cost.

The investments in bonds were classified as available-for-sale investments and measured at fair value.  The fair value was measured base on level 1 input because the Group used the quoted prices for identical instruments traded in active markets to value the investments.  During the year ended December 31, 2009 and 2010, change of the fair value of the investments of gain RMB144 and loss RMB85 were recognized in other comprehensive (loss) income, net of tax.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In thousands, except share-related data)

7.	LONG-TERM INVESTMENTS

All long-term investments were classified as cost method investments and measured at cost.

a)
In June 2004, the Group obtained a 10% equity interest in Hongcheng Xueyuan Technology Development Co., Ltd. ("Hongcheng Xueyuan"), a company established in the PRC that is engaged in the provision of education services in the PRC, for consideration of RMB100.  In December 2006, the Group increased its equity interest in Hongcheng Xueyuan to 19% by acquiring an additional 9% equity interest for cash consideration of RMB1,110.  In August 2010, the Group signed an agreement with Sike Taide Co., Ltd., and acquired the remaining 81% equity of Hongcheng Xueyuan for a total cash consideration of RMB7,460.  The acquisition was accomplished in October 2010, and Hongcheng Xueyuan became a 100% owned subsidiary.  (See note 3(b)).

b)
In July 2009, the Group invested RMB3,000 in a trust fund with original maturity terms of 18 months, which was classified as a cost method investment and carried at cost.  The trust fund was early closed in August 2010 as decided by the trust fund manager.  The Group received all the investment back and also received RMB194 which is recorded as gain from sale of investment.

8.	LAND USE RIGHTS

Land use rights, net consisted of the following:

	As of December 31,
	2009	2010
	RMB	RMB

Land use rights	30,287	30,287
Less: accumulated amortization	(2,413)	(3,022)

Land use rights	27,874	27,265

Amortization expenses for land use rights totaled RMB606, RMB619 and RMB609 for the years ended December 31, 2008, 2009 and 2010, respectively.  Future amortization expenses are RMB608 per year for each of the next five years through December 31, 2015.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In thousands, except share-related data)

9.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of December 31,
	2009	2010
	RMB	RMB

Buildings	154,795	203,684
Furniture, fixtures and equipment	53,030	61,584
Motor vehicles	11,016	11,923
Leasehold improvements	13,890	15,565

	232,731	292,756
Less: accumulated depreciation and amortization	(50,594)	(70,461)

	182,137	222,295
Construction in progress	21,858	5,212

	203,995	227,507

Depreciation and amortization expenses for the year ended December 31, 2008, 2009 and 2010 were RMB12,212, RMB16,603 and RMB20,971, respectively.

10.	ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net including those acquired as part of business combinations consisted of the following:

	For the year ended December 31,
	2009				2010
	Gross			Net	Gross			Net
	carrying	Accumulated	Accumulated	carrying	carrying	Accumulated	Accumulated	carrying
	amount	amortization	impairment	amount	amount	amortization	impairment	amount
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Acquired intangible assets with definite lives
Service agreements with universities
and high schools	89,235	(12,635)	(29,057)	47,543	89,235	(15,355)	(29,057)	44,823
Operating platforms used to provide online
education services	759	(614)	-	145	759	(662)	-	97
Customer base	11,708	(11,708)	-	-	11,708	(11,708)	-	-
Online coursewares	3,623	(3,602)	-	21	3,623	(3,623)	-	-
Partnership with agencies	356	(316)	-	40	356	(327)	-	29
Exclusive Partnership with universities	17,936	(6,581)	-	11,355	18,916	(7,882)	-	11,034
Operational right of private school	4,464	(1,263)	-	3,201	4,464	(1,516)	-	2,948
Partnership with local institutes	-	-	-	-	2,380	(55)	-	2,325
Reacquired right to use trademark	-	-	-	-	300	(23)	-	277

Total intangible assets definite lives	128,081	(36,719)	(29,057)	62,305	131,741	(41,151)	(29,057)	61,533
Acquired intangible assets with indefinite lives
Trade name	4,316	-	-	4,316	4,316	-	-	4,316

Total	132,397	(36,719)	(29,057)	66,621	136,057	(41,151)	(29,057)	65,849

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In thousands, except share-related data)

10.	ACQUIRED INTANGIBLE ASSETS, NET - continued

Amortization expenses of acquired intangible assets with definite lives were RMB8,746, RMB5,237 and RMB4,432 for the years ended December 31, 2008, 2009 and 2010, respectively.  Amortization expenses for acquired intangible assets with definite lives for the next five years are follows:

Years ending December 31,	RMB

2011	4,050
2012	4,050
2013	3,856
2014	3,850
2015	3,850

11.	IMPAIRMENT

(a)	Intangible assets impairment

Management performed the annual intangible assets impairment test as of December 31, 2008, 2009 and 2010.  The Group recorded impairment loss of intangible assets with definite lives of RMB29,057, RMB nil and RMB nil for the year ended December 31, 2008, 2009 and 2010 respectively.  The impairment loss for the year ended December 31, 2008 was related to the international curriculum programs operating segment, for which management had significantly reduced its profitability forecast due to adverse changes in the government regulatory environment and the resulting early termination of an agreement with a previous overseas partner of the Group.

(b)	Goodwill impairment

Management performed the annual goodwill test as of December 31, 2008, 2009 and 2010.  Based on the impairment assessment performed by management, the Group incurred a goodwill impairment charge of RMB41,036 for the years ended December 31, 2008.  No impairment losses were recorded in 2009 and 2010.

Of the RMB41,036 impairment charge for the year ended December 31, 2008, RMB39,112 was related to the international curriculum programs operating segment, for which management had significantly reduced its profitability forecast due to adverse change in government regulatory environment and the resulting early termination of its agreement with an overseas partner.  The remaining impairment charge of RMB1,924 was related to the impairment charge taken for the private primary and secondary schools operating segment in 2008 and was primarily due to management's assessment that construction of Jingzhou School's south campus will be further delayed, and as a result there is no definite expected enrollment period.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In thousands, except share-related data)

11.           IMPAIRMENT - continued

(b)	Goodwill impairment - continued

The fair values of the reporting units were established using a combination of market approach and income approach valuation methodology.  The discounted cash flows for each reporting unit were based on discrete five year financial forecasts developed by management for planning purposes.  Cash flows beyond the five year discrete forecast were estimated using a terminal value calculation, which incorporated historical and forecasted financial trends for each reporting unit and considered long-term earnings growth rates for publicly traded peer companies.  Specifically, the income approach valuations included reporting unit cash flow discount rate at approximately 36%, 20% and 27%, and a terminal value growth rate at 3% for the international curriculum programs, online degree programs and online tutoring programs operating segments, respectively.  Publicly available information regarding the market capitalization of the Group was also considered in assessing the reasonableness of the cumulative fair values of the reporting units estimated using the discounted cash flow methodology.

The changes in the carrying amount of goodwill by operating segments for the years ended December 31, 2009 and 2010 were as follows:

	Online	Private primary	Online	International
	degree	and secondary	tutoring	curriculum
	programs	schools	programs	programs	Total
	RMB	RMB	RMB	RMB	RMB

Balance at January 1, 2009	12,860	1,924	20,798	59,801	95,383
Goodwill acquired during the year	-	-	-	-	-
Gross goodwill carrying amount	12,860	1,924	20,798	59,801	95,383
Less: accumulated impairment of goodwill	-	(1,924)	-	(55,304)	(57,228)
Net goodwill carrying amount
at December 31, 2009	12,860	-	20,798	4,497	38,155

Balance at December 31, 2009	12,860	1,924	20,798	59,801	95,383
Goodwill acquired during the year	5,100	-	-	-	5,100
Gross goodwill carrying amount	17,960	1,924	20,798	59,801	100,483
Less: accumulated impairment of goodwill	-	(1,924)	-	(55,304)	(57,228)
Net goodwill carrying amount
at December 31, 2010	17,960	-	20,798	4,497	43,255

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In thousands, except share-related data)

12.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2009	2010
	RMB	RMB

Advances from students	9,976	10,979
Accrued expenses	7,742	8,539
Accrued professional fees	3,771	3,523
Accrued employee payroll and welfare benefits	40,186	50,728
Other payables	7,242	9,717

	68,917	83,486

Advances from students represented amounts received for books and materials, which the Group collected from students on behalf of third party vendors.

13.	OTHER TAXES PAYABLE

Other taxes payable consisted of the following:

	As of December 31,
	2009	2010
	RMB	RMB

Value-added taxes payable	4,614	6,232
Business taxes payable	10,634	13,526
Individual income taxes payable	572	670
Real estate taxes payable	80	80

	15,900	20,508

The Group is subject to business taxes at a rate of 5% to 5.5%, which are applied to service revenue generated from online education programs.  The Group is also required to withhold PRC individual income taxes on employees' payroll for remittance to the tax authorities.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In thousands, except share-related data)

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

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In thousands, except share-related data)

14.	SHARE OPTION PLAN - continued

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

On August 18, 2010, the Compensation Committee adopted the Second Amended to the Amended Equity Incentive Plan (as amended, the "Second Amended Equity Incentive Plan").  Not more than 16,071,593 Shares may be issued under the Amended Equity Incentive Plan, provided however that there shall be an annual increase to be added on January 1st each year in an amount equal to two point five percent (2.5%) of the total number of the Company's outstanding shares at December 31 of the preceding calendar year.

All options granted will vest over periods ranging from immediately to four years and any unexercised options will expire ten years from the date of grant.  As of December 31, 2009 and 2010, respectively, options to purchase 10,703,803 and 9,982,604 ordinary shares were outstanding, and options to purchase 289,778 and 1,203,562 ordinary shares remained available for future grants.

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

In June 2008, the Company transferred 8,344,305 ordinary shares to its depositary bank representing 2,781,435 ADSs, to be issued to employees and non-employees upon the exercise of their vested share options.  306,825, 565,677 and 765,924 ordinary shares out of these 8,344,305 ordinary shares had been issued to employees and non-employees upon the exercise of their share options for the year ended December 31, 2008, 2009 and 2010 respectively.  6,705,879 ordinary shares remain for future issuance.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In thousands, except share-related data)

14.	SHARE OPTION PLAN - continued

Options to employees

Through December 31, 2010, the Group had granted to its employees, officers, and directors an accumulated total of 16,090,400 share options to purchase ordinary shares, all of which were exercisable in US$.

For the share options granted after January 1, 2006, the Group recorded compensation expense based on the fair value of each option granted, using the Black-Scholes option pricing model.  The Group recorded a total compensation expense of RMB5,226, RMB7,410 and RMB5,506 for the years ended December 31, 2008, 2009 and 2010, respectively.

The following assumptions were used in the employee option pricing model on the date of grant/modification:

	2008	2009	2010

Weighted average risk-free interest rate	2.62%	2.19%	2.59%
Weighted average expected option life (years)	6.0	5.3	6.0
Weighted average volatility rate	46.6%	49.4%	48.3%
Weighted average dividend yield	-	-	-

Options to non-employees

On January 21, 2008, the Group granted 4,000 share options with an exercise price of US$2.07 per share to two consultants with the terms of keeping serving the Company for at least three years.  The Group recorded compensation expense of RMB5, RMB6 and RMB6 for the years ended December 31, 2008, 2009 and 2010, respectively, estimated using the Black-Scholes option pricing model.

The following assumptions were used in the non-employee option pricing model:

2008

Weighted average risk-free interest rate	2.64%
Weighted average expected option life (years)	6.0
Weighted average volatility rate	44%
Weighted average dividend yield	-

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
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

The expected term is estimated by averaging the original contractual term and the vesting term.

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
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
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

	Outstanding options
		Weighted		Weighted average
		average		grant-date
	Number of	exercise		fair value of
	options	price per share		ordinary shares
		US$		US$

Outstanding at January 1, 2008	9,435,000	1.38		1.29
Granted	1,279,000	1.86		1.86
Exercised	(306,825)	0.85		0.72
Forfeited	(413,306)	2.77		3.00
Expired	(101,069)	1.60		1.60

Outstanding at December 31, 2008	9,892,800	1.40		1.30
Granted	1,431,000	2.12		2.12
Exercised	(565,677)	1.08		0.67
Forfeited	(53,000)	2.07		2.10
Expired	(1,320)	1.60		1.60

Outstanding at December 31, 2009	10,703,803	1.39	*	1.44
Granted	305,000	2.44		2.44
Exercised	(765,924)	1.18		1.15
Forfeited	(259,834)	1.67		1.70
Expired	(441)	1.56		1.57

Outstanding at December 31, 2010	9,982,604	1.43		1.49

*	The weighted average exercise price per option as of December 31, 2009 has reflected the impact of the exercise price modification in May 2009.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In thousands, except share-related data)

14.	SHARE OPTION PLAN - continued

Summary of share options to employees and non-employee - continued

The weighted average per share fair values of options as of their respective grant/modification dates were as follows:

	2008	2009	2010
	US$	US$	US$

Options	0.89	0.63	1.19

The following table summarizes information regarding options issued within the 12-month period prior to December 31, 2010:

				Fair value of			Intrinsic value
Grant date	No. of shares	Exercise price		ordinary shares			at grant date

January 28, 2010	200,000	US$	2.50	US$	2.50	**	-
May 25, 2010	105,000	US$	2.33	US$	2.33	**	-

**	Determined based on the closing market price of the ADS, as quoted on the NASDAQ Global Market on the grant dates, divided by three.

The following table summarizes information with respect to employee and non-employee share options outstanding at December 31, 2010:

	Options outstanding				Options exercisable
		Weighted		Weighted		Weighted		Weighted
		average	Weighted	average		average	Weighted	average
	Number	remaining	average	intrinsic	Number	remaining	average	intrinsic
	outstanding	contractual life	exercise price	value	exercisable	contractual life	exercise price	value
			US$	US$			US$	US$

Average exercise price:
US$
0.50	691,000	1.88 years	0.50	2.08	691,000	1.88 years	0.50	2.08
0.86	1,029,600	3.93 years	0.86	1.72	1,029,600	3.93 years	0.86	1.72
1.00	410,000	0.79 years	1.00	1.58	410,000	0.79 years	1.00	1.58
1.09-1.85	6,523,103	4.92 years	1.47	1.11	6,100,859	4.73 years	1.45	1.13
1.86-2.85	1,328,901	8.89 years	2.28	0.30	366,712	8.68 years	2.23	0.35

	9,982,604	4.97 years	1.43	1.15	8,598,171	4.38 years	1.31	1.27

The weighted average intrinsic value in the table above represents the aggregate difference between the Company's closing stock price as of December 31, 2010 and the exercise price for in the money options.

Total intrinsic value of options exercised for the years ended December 31, 2008, 2009 and 2010 was RMB1,629, RMB5,301 and RMB7,030 respectively.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In thousands, except share-related data)

14.	SHARE OPTION PLAN - continued

Summary of share options to employees and non-employee - continued

As of December 31, 2010, there was RMB7,473 unrecognized share-based compensation cost related to share options.  Such deferred cost is expected to be recognized over a weighted-average vesting period of 1.82 years.  To the extent the actual forfeiture rate is different from the Company's original estimate; the actual share-based compensation cost related to these awards may differ from such estimate.

Stock Incentive Plan-Restricted Share Units

In September 2010, the Compensation Committee of the Board of Directors of the Company approved a Restricted Share Units ("RSUs") awards program pursuant to the Equity Incentive Plan.

Each RSU represents the contingent right of the participant to receive a share of common stock.

A RSU is an agreement to issue stock at the time the award vests with zero exercise price.  The fair value of each RSU is measured on the grant date based on the market price of the stock on the grant date.  Each of the fair value of the restricted share units set forth in the tables below are denominated in US$ because the restricted share units are exercisable in US$.

Outstanding restricted share units
	Number of	Weighted average
	restricted	grant date
	share units	fair value
US$

Outstanding at January 1, 2010	-	-
Granted	1,590,000	2.30
Vested	-	-

Outstanding at December 31, 2010	1,590,000	2.30

50%, 33.3% and 16.7% awards vest when the Group archives certain performance target in the year of 2013, 2015 and 2016, respectively.  The Group recognizes compensation cost on the RSUs based on the estimated probability of fulfilling the performance target and on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards.  The Group recorded total compensation cost of RMB771 related to these RSUs for the year ended December 31, 2010.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In thousands, except share-related data)

15.	INCOME TAXES

Cayman Islands

The Company is a tax-exempt entity incorporated in the Cayman Islands.

British Virgin Islands

Under the current BVI law, income from BJ-BCIT and BJ-WITT are not subject to taxation.

PRC

The Group's PRC subsidiaries and VIE and VIE's subsidiaries are generally subject to an enterprise income tax at 25% tax rate pursuant to the Enterprise Income Tax Law (the "EIT" Law).

Under the EIT Law, the Group's PRC entities qualify as "high and new technology enterprise" ("the HNTE") are entitled to a tax rate of 15%.  CMR Web, Hongcheng Liye, Hongcheng Education, ZhongNongda Network, Beiyuda, Gotop Hongcheng, and Dongcai obtained the HNTE status in 2008.  Hongcheng Technology and Chongda obtained the HNTE status in 2009, and 2010, respectively.  Qualifying entities can apply to renew for an additional three years provided their business operations continue to qualify for the HNTE status.  The Group believes it is highly likely that its qualifying entities will continue to obtain the renewal in the future.

A HNTE located in Beijing is generally entitled to a three-year exemption from EIT, followed by a preferential tax rate of 7.5% of the applicable tax rate in the next three years.  Hongcheng Liye entitled to the reduced tax rate of 7.5% in 2008.  Hongcheng Education entitled to the reduced tax rate of 7.5% for the year 2008, 2009 and 2010.  Gotop Hongcheng entitled to the tax-exemption in 2008 followed by a reduced tax rate of 7.5% for the subsequent three years.

In 2008, Beiyuda obtained the preferential tax rate approval form from local tax Bureau and entitled to the tax-exemption in 2008 and 2009 followed by a reduced tax rate of 7.5% for 2010.

One of the Group's subsidiaries, Chongda, which qualified as a "software enterprise" under the EIT law is entitled to a preferential tax rate of 12.5% for 2008, 2009 and 2010.

The preferential tax rates, different from the statutory rates, which were used to calculate the tax provision based on the Group's interpretation of the EIT Law as of the balance sheet date, are presented in the following table.

PRC entities	2008	2009	2010	2011	2012

CMR Web	15.0%	15.0%	15.0%	15.0%	15.0%
Hongcheng Liye	7.5%	15.0%	15.0%	15.0%	15.0%
Hongcheng Education	7.5%	7.5%	7.5%	15.0%	15.0%
ZhongNongda Network	15.0%	15.0%	15.0%	15.0%	15.0%
Beiyuda	0.0%	0.0%	7.5%	15.0%	15.0%
Gotop Hongcheng	0.0%	7.5%	7.5%	7.5%	15.0%
Hongcheng Technology	N/A	15.0%	15.0%	15.0%	15.0%
Dongcai	15.0%	15.0%	15.0%	15.0%	15.0%
Chongda	12.5%	12.5%	12.5%	15.0%	15.0%

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In thousands, except share-related data)

15.	INCOME TAXES - continued

PRC - continued

The current and deferred components of the income tax expense appearing in the consolidated statements of operation were as follows:

	For the year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB

Current tax	11,860	18,981	17,933
Deferred tax	(8,387)	306	(4,600)

	3,473	19,287	13,333

The principal components of the Group's deferred income tax assets and liabilities were as follows:

	As of December 31,
	2009	2010
	RMB	RMB

Current deferred tax assets:
Deferred revenues	3,309	5,003

Total current deferred tax assets	3,309	5,003

Non-current deferred tax assets
Acquired intangible assets	804	586
Deferred revenues	179	140
Net operating loss carry forwards	4,068	7,938

Total non-current deferred tax assets	5,051	8,664
Less: valuation allowance on deferred tax assets	(3,510)	(5,194)

Total net non-current deferred tax assets	1,541	3,470

Non-current deferred tax liabilities
Property and equipment	109	91
Acquired intangible assets	10,034	9,745

Total deferred tax liabilities	10,143	9,836

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In thousands, except share-related data)

15.	INCOME TAXES - continued

PRC - continued

The Group has net operating loss carryforwards of RMB41,354 from its PRC entities for the year ended December 31, 2010 that will expire on various dates between December 31, 2011 and December 31, 2015.

As of December 31, 2010, a valuation allowance of RMB5,194 was provided against deferred tax assets including net operating loss carryforwards of certain of the Group's PRC entities due to the Group's determination that it is more likely than not that these deferred tax assets related to the respective entities will not be realized.  Adjustments will be made to the valuation allowance if events occur in the future that indicate changes in the amount of deferred tax assets that may be realized.

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

Reconciliation between total income tax expense and the amount computed by applying the statutory income tax rate to income before income taxes was as follows:

	For the year ended December 31,
	2008	2009	2010
	%	%	%

Statutory rate	25	25	25
Tax holiday and exemptions	406	(15)	(10)
Effect on tax rates in different tax jurisdiction	(116)	5	3
Permanent book-tax differences	(356)	3	-
Changes in valuation allowance	(34)	1	2
Increased in unrecognized tax benefit	(36)	3	(5)

Effective tax rates	(111)	22	15

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In thousands, except share-related data)

15.	INCOME TAXES - continued

PRC - continued

For the years ended December 31, 2008, 2009 and 2010, if the Group's PRC entities had not been awarded tax holidays or received special tax concessions, provision for income taxes, net (loss) income, and net (loss) income per share would have been as follows:

	For the year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB

Net (loss) income attributable
to ChinaEdu Corporation, as reported	(43,019)	34,779	39,317
Less: Increase in provision for income taxes	(10,862)	(12,530)	(9,257)
Pro forma net (loss) income attributable
to ChinaEdu Corporation	(53,881)	22,249	30,060
Pro forma net (loss) income per share attributable
to ChinaEdu Corporation-basic	(0.93)	0.46	0.63
Pro forma net (loss) income per share attributable
to ChinaEdu Corporation-diluted	(0.93)	0.42	0.58

The Group recognized RMB5,473, RMB7,727 and RMB3,691 accumulated impact of unrecognized tax benefit to accumulated deficits or profits as of December 31, 2008, 2009 and 2010, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefit was as follows:

RMB

Balance at January 1, 2009	5,473
Additions based on tax positions related to the current year	1,289
Additions for tax positions of prior years	-
Reductions for tax positions of current year	-
Settlement paid in current year	-
Other - interest and penalty	965

Balance at December 31, 2009	7,727
Additions based on tax positions related to the current year	1,317
Additions for tax positions of prior years	-
Reductions for tax positions of current year	(5,473)
Settlement paid in current year	-
Other - interest and penalty	120

Balance at December 31, 2010	3,691

One subsidiary of the Group has completed the tax de-registration procedure in 2010, and RMB5,473 unrecognized tax befit of this subsidiary was reversed in 2010.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In thousands, except share-related data)

15.	INCOME TAXES - continued

PRC - continued

There are no ongoing examinations by taxing authorities at this time.  Tax years of each of the Group's PRC entities from 2005 through 2010 remain subject to review and potential recourse by the PRC.

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

The Group's subsidiaries located in the PRC had aggregate accumulated earning of approximately RMB72,888 as of December 31, 2010.  Since the Group have decided to reinvest those profits for future development, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Group.  Accordingly, no deferred tax liability has been accrued for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Group as of December 31, 2010.

Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of carrying amount over tax basis, including those differences attributable to a more than 50% interest in a domestic subsidiary.  The Group has not recorded any such deferred tax liability attributable to the financial interest in its variable interest entity because the variable interest entity was in an accumulated loss position as of December 31, 2010.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In thousands, except share-related data)

16.	NET (LOSS) INCOME PER SHARE

The following table sets forth the computation of basic and diluted net (loss) income per share for the periods indicated:

	For the year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB

Net (loss) income attributable to
ChinaEdu Corporation-basic (numerator)	(43,019)	34,779	39,317

Net (loss) income attributable to
ChinaEdu Corporation-diluted (numerator)	(43,019)	34,779	39,317

Shares (denominator):
Weighted average ordinary shares outstanding used
in computing basic net (loss) income per share	57,679,504	48,844,606	48,004,323
Incremental weighted average ordinary shares
from assumed conversions of share option and
warrants using treasury stock method:
Employee options (treasury share effect)	-	3,262,419	3,651,344
Non-employee options (treasury share effect)	-	331,920	286,528
Warrants (treasury share effect)	-	80,738	68,034

Weighted average ordinary shares outstanding used
in computing diluted net (loss) income per share	57,679,504	52,519,683	52,010,229

Net (loss) income per share attributable
to ChinaEdu Corporation-basic	(0.75)	0.71	0.82
Net (loss) income per share attributable
to ChinaEdu Corporation-diluted	(0.75)	0.66	0.76

Ordinary share equivalents of options and warrants are calculated using the treasury stock method.  Under the treasury stock method, the proceeds from the assumed conversion of options and warrants are used to repurchase outstanding ordinary shares using the average fair value for the period.

For the years ended December 31, 2008, 2009, and 2010, the Group had the following securities outstanding, which could potentially dilute basic net income per share in the future, but were excluded from the computation of diluted net (loss) income per share in 2008, 2009 and 2010 because their effect would be anti-dilutive:

	For the year ended December 31,
	2008	2009	2010

Outstanding employee options to purchase ordinary shares	9,892,800	-	-
Outstanding warrants to purchase ordinary shares	1,933,677	-	-

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In thousands, except share-related data)

17.	WARRANTS

Pursuant to the terms of the Series B preferred share agreement dated December 13, 2004, the Company granted warrants to one of its Series B preferred shareholders, Tiger Global Private Investment Partners II, L.P. and Tiger Global II, L.P. (collectively, "Tiger Global"), to purchase up to 1,768,300 ordinary shares.  These warrants have an exercise price of US$1.48 per share and are exercisable at any time prior to December 13, 2009.  The fair value and the booked value of the warrants were approximately RMB4,719 (US$570) and RMB4,487 (US$542) at the grant date, respectively.

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

Pursuant to the terms of the Series C preferred share agreement dated July 14, 2005, the Company granted warrants to Series C preferred shareholders to purchase up to 608,108 ordinary shares.  The warrants have an exercise price of US$1.85 per share and are exercisable commencing on July 14, 2005 and ending on August 12, 2010.  The fair value and the booked value of the warrants were approximately RMB2,459 (US$305) and RMB2,353 (US$292), respectively, at the grant date.

Up to the end of 2009, 121,622 warrants were exercised at US$1.85 to purchase the same number of ordinary shares.  The fair value of the exercised warrants was approximately RMB471 (US$65).  The remaining unexercised 486,486 warrants lapsed in August, 2010, with the amount of RMB1,883.  As of December 31, 2010, no warrants were outstanding.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
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

In addition, the Company approved a share repurchase plan in 2008.  Pursuant to this plan, the Company repurchased an aggregate of 2,183,634 ordinary shares in open market transactions conducted in 2008 for a cash consideration of RMB20,522 (US$3,002).  The repurchases were made at an average price of US$1.37 per ordinary share (US$4.11 per ADS).  In 2009, the Company repurchased an aggregate of 983,115 ordinary shares in open market transactions conducted between October and December 2009 for a cash consideration of RMB14,738 (US$2,159), and all the repurchased shares were cancelled.  The repurchases were made at an average price of US$2.20 per ordinary share (US$6.6 per ADS).

In April 2010, the Company approved another share repurchase plan to repurchase up to US$3 million of the outstanding ADSs from time to time through May 1, 2012.  Pursuant to this plan, the Company repurchased of 852,144 ordinary shares in open market transactions conducted between June and November 2010 for a cash consideration of RMB13,262 (US$1,996), and all the repurchased shares were cancelled.  The repurchases were made at an average price of US$2.34 per ordinary share (US$7.03 per ADS).

19.	MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees.  Chinese labor regulations require the Group to accrue for these benefits based on certain percentages of the employees' salaries.  Total provisions for such employee benefits were RMB20,225, RMB23,231 and RMB27,543 for the years ended December 31, 2008, 2009 and 2010, respectively.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In thousands, except share-related data)

20.	COMMITMENTS

(a)
Pursuant to a contract signed between Hongcheng Education and a middle school for the use of the school's education resources, Hongcheng Education has committed to pay a royalty fee of RMB650 per annum from 2005 to 2007, RMB1,000 per annum from 2008 to 2010, and RMB1,200 per annum from 2011 to 2024.  The aggregate fees committed through 2024 were recognized as expenses on a straight-line basis, and the difference between the amount paid and the amount recognized is reported as amount due to related party.  For the years ended December 31, 2009 and 2010, the amounts reported as expenses were RMB1,088 during both periods.  The amounts recorded as deferred commitment fees included accrued expenses and other current liabilities as of December 31, 2009 and 2010 were RMB1,488 and RMB1,575, respectively.

(b)
The Group leases certain office premises under non-cancelable operating leases through 2015.  Rent expenses under operating leases for 2008, 2009, and 2010 were RMB10,814, RMB10,355 and RMB11,031 respectively.

Future minimum lease payments under non-cancelable operating leases agreements are as follows:

Years ending December 31	RMB

2011	6,538
2012	3,892
2013	1,840
2014	1,309
2015	1,283

14,862

(c)
As of December 31, 2010, the Group had commitments totaling RMB74,265 for the expansion of the schools in Anqing, Pingdingshan and Jingzhou.  As of December 31, 2010, the remaining portion of capital commitment to the Jingzhou School for its expansion was RMB64,752, which included capital commitment for the on-going construction in progress RMB5,572.  Since the construction of Jinzhou School is delayed, the Group is unable to make reasonable estimates regarding the timing of capital commitments for Jinzhou School.  The capital commitments for the on-going construction in progress of Anqing and Pingdingshan school totaling RMB9,513 as of December 31, 2010, which are expected to be paid within 2011.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In thousands, except share-related data)

21.	SEGMENT AND GEOGRAPHIC INFORMATION

The Group has been organized as four business segments: online degree programs, online tutoring programs, private primary and secondary schools and international curriculum programs.

The Group's chief operating decision maker is its chief executive officer.  Segment information provided to the chief operating decision maker is prepared using US GAAP.

The following sets forth the relevant information for the Group's operating segments:

	As of December 31,
	2009	2010
	RMB	RMB

Assets
Online degree programs	605,210	719,448
Online tutoring programs	50,662	55,848
Private primary and secondary schools	141,669	149,805
International curriculum programs	31,818	30,833
Corporate assets	106,933	93,945

Total assets	936,292	1,049,879

Liabilities
Online degree programs	93,527	127,962
Online tutoring programs	36,440	46,032
Private primary and secondary schools	117,664	122,771
International curriculum programs	14,914	13,977
Corporate liabilities	11,594	9,673

Total liabilities	274,139	320,415

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In thousands, except share-related data)

21.	SEGMENT AND GEOGRAPHIC INFORMATION - continued

Segment of net revenue are presented in the following table.

	For the year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB

Net revenue
Online degree programs	255,388	285,178	310,005
Online tutoring programs	15,436	19,584	23,669
Private primary and secondary schools	19,289	30,627	41,054
International curriculum programs	27,607	19,317	14,114

Total net revenue	317,720	354,706	388,842

Cost of revenue
Online degree programs	76,224	95,428	101,906
Online tutoring programs	4,017	5,713	6,101
Private primary and secondary schools	17,572	26,109	30,279
International curriculum programs	19,920	11,112	9,416

Total cost of revenue	117,733	138,362	147,702

Gross profit
Online degree programs	179,164	189,750	208,099
Online tutoring programs	11,419	13,871	17,568
Private primary and secondary schools	1,717	4,518	10,775
International curriculum programs	7,687	8,205	4,698

Total gross profit	199,987	216,344	241,140

The Group does not allocate operating expenses to individual segments when making decisions about allocating resources to such segments and assessing their performance.  The Group primarily operates in the PRC.  All of the Group's long-lived assets are located in the PRC.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In thousands, except share-related data)

21.	SEGMENT AND GEOGRAPHIC INFORMATION - continued

Net revenue from significant type of services the Group provides was as follows:

	For the year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB

Third parties:
Online degree programs	45,618	64,517	78,471
Online tutoring programs	15,436	19,584	23,669
Private primary and secondary schools	19,289	30,627	41,054
International curriculum programs	27,607	19,317	14,114

	107,950	134,045	157,308
Related parties:
Online education technical services,
consulting services and recruiting services	209,770	220,661	231,534

	209,770	220,661	231,534

	317,720	354,706	388,842

The carrying amounts of goodwill and acquired intangible assets by operating segments were as follows:

	As of December 31,
	2009	2010
	RMB	RMB

Acquired intangible assets, net:
Online degree programs	45,001	46,498
Online tutoring programs	4,422	4,376
Private primary and secondary schools	3,201	2,948
International curriculum programs	13,997	12,027

	66,621	65,849
Goodwill:
Online degree programs	12,860	17,960
Online tutoring programs	20,798	20,798
Private primary and secondary schools	-	-
International curriculum programs	4,497	4,497

	38,155	43,255

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In thousands, except share-related data)

22.	RELATED PARTY TRANSACTIONS

The noncontrolling shareholders of a number of the Company's subsidiaries are universities that also purchase online education technical, consulting and recruiting services from the Group.  These universities are considered related parties of the Group.  Revenue generated from services provided to these universities was as follows:

	For the year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB

Online education technical and consulting services:
Online Education School of
Dongbei University of Finance and Economics	42,403	42,701	41,757
Online Education School of Renmin University of China	70,197	71,722	63,926
Online Education School of Chongqing University	28,719	34,474	43,815
Online Education School of China Agricultural University	48,315	47,335	48,482
Online Education School of
Beijing Language and Culture University	19,153	23,907	29,096
Online Education School of
Central University of Finance and Economics	983	104	2,309
Online Education School of
Guangxi Radio and TV University	-	152	319
Asset Management Company of Beijing Forestry University	-	266	1,830

Total	209,770	220,661	231,534

Deferred revenues associated with services provided to related parties were as follows:

	As of December 31,
	2009	2010
	RMB	RMB

Online Education School of Dongbei University
of Finance and Economics	8,998	11,497
Online Education School of Renmin University of China	17,594	14,700
Online Education School of Chongqing University	7,741	8,750
Online Education School of China Agricultural University	9,896	10,874
Online Education School of Beijing Language and Culture University	8,932	8,411

	53,161	54,232

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In thousands, except share-related data)

22.	RELATED PARTY TRANSACTIONS - continued

As of December 31, 2009 and 2010, the following balances were due from related parties:

	As of December 31,
	2009	2010
	RMB	RMB

Schools owned by the noncontrolling shareholders
of the Company's subsidiaries:
Online Education School of
Dongbei University of Finance and Economics (i)	22,176	24,543
Online Education School of Renmin University of China (i)	90,746	105,459
Online Education School of Chongqing University (i)	46,727	52,748
Online Education School of China Agricultural University of China (i)	3	50,719
Online Education School of
Beijing Language and Culture University (i)	17,120	12,738
Online Education School of Guangxi Radio and TV University (i)	-	296
Online Education School of Fujian Radio and TV University (i)	-	392
Equity owners of the Company's subsidiaries:
Wu Jiayong	30	30

	176,802	246,925

(i)
The fees for services provided to the online schools are collected on a periodic basis.  The excess amount of revenue recognized over the cash collection is recorded as amounts due from related parties.

All of the amounts due from related parties are unsecured and non-interest bearing.  The Group expects the amounts to be received within the next 12 months.

As of December 31, 2009 and 2010, the following balances were due to related parties:

	As of December 31,
	2009	2010
	RMB	RMB

Former owner of an entity consolidated by the Company:
Fourth Middle School of Anqing (ii)	2,065	2,201
Schools owned by the noncontrolling shareholders
of the Company's subsidiaries:
Online Education School of Dongbei University
of Finance and Economics (i)	20,709	24,535
Online Education School of Chongqing University (i)	204	324
Online Education School of Central University
of Finance and Economics (i)	1,003	351
Online Education School of Guangxi Radio and TV University (i)	19	30
Online Education School of Fujian Radio and TV University (i)	-	180
Online Education School
of Beijing Language and Culture University (i)	198	616
Online Education School
of Beijing Language and Culture University (iii)	1,470	2,940

	25,668	31,177

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In thousands, except share-related data)

22.	RELATED PARTY TRANSACTIONS - continued

(i)	The amounts represented cash collected on behalf of the related parties.

(ii)	The amount primarily represents royalty fees to be paid.

(iii)	The amount represents declared dividend which will be paid.

All the amounts due to related parties are non-interest bearing and unsecured.  The Group expects the amounts to be repaid within one year.

23.	STATUTORY RESERVES

PRC legal restrictions permit payments of dividends by the Company's PRC subsidiaries only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations.  Prior to payment of dividends, pursuant to the laws applicable to the PRC's Foreign Investment Enterprises, the Company's subsidiaries and variable interest entity in the PRC must make appropriations from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of each company.  These reserves include (i) general reserve, (ii) enterprise expansion reserve, (iii) a staff bonus and welfare reserve, and (iv) development fund.  The PRC subsidiaries and variable interest entity elected not to make any appropriations to the enterprise expansion reserve and staff bonus and welfare reserve in any of the years presented.

Subject to certain cumulative limits, the general reserve requires annual appropriations of 10% of after-tax profits (as determined under generally accepted accounting principles in the PRC ("PRC GAAP") at each year-end); enterprise expansion reserve and staff bonus and welfare reserve appropriations are at the Company's discretion.  These reserves may be applied against prior year losses, if any, and may be used for business expansion and increase in registered capital of the subsidiaries.

Subject to the PRC laws and regulations requirement, private school required to make annual appropriations of 25% of after-tax income to development fund prior to payments of dividend.

For the years ended December 31, 2008, 2009 and 2010, the Company's PRC subsidiaries and variable interest entity made appropriations to the general reserves and development fund of RMB2,700, RMB4,064 and RMB15,931 respectively.  For the year ended December 31, 2008, general reserve of RMB5,264 was used to increase registered capital for one of the Group's subsidiaries, as permitted by PRC law.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In thousands, except share-related data)

24.	RESTRICTED NET ASSETS

The Group's restricted net assets include the paid-in-capital and statutory reserves of the Group's PRC subsidiaries and paid-in-capital of its VIE and VIE's subsidiaries.  Relevant PRC statutory laws and regulations restrict the payments of dividends by the Group's PRC subsidiaries and VIE from their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.  In addition, general reserve (see Note 23) requires annual appropriations of 10% of after-tax profit and development fund (see Note 23) requires annual appropriations of 25% of after-tax profit should be set aside prior to the payment of dividends.

As a result of these PRC laws and regulations, the Group's PRC subsidiaries and variable interest entity are restricted in their ability to transfer a portion of their net assets to the Group.  As of December 31, 2009, and 2010, the amounts of restricted net assets were approximately RMB379,725 and RMB395,656, respectively.

CHINAEDU CORPORATION

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY
BALANCE SHEETS
(In thousands, except share-related data)

	As of December 31,
	2009	2010	2010
	RMB	RMB	US$
Assets

Current assets:
Cash and cash equivalents	12,379	6,110	926
Term deposit	27,304	-	-
Short-term investments	4,706	24,469	3,707
Prepaid expenses and other current assets	1,464	2,055	312
Amounts due from related parties	61,079	62,127	9,413

Total current assets	106,932	94,761	14,358
Investments in subsidiaries and variable interest entity	464,630	511,705	77,531

Total assets	571,562	606,466	91,889

Liabilities and Equity

Current liabilities:
Accrued expenses and other current liabilities	5,713	4,653	705
Amount due to related parties	1,799	1,915	290

Total current liabilities	7,512	6,568	995
Deferred revenue	4,077	3,919	594

Total liabilities	11,589	10,487	1,589

Equity:
Ordinary shares (RMB0.08 (US$0.01) par value;
100,000,000 shares authorized; 55,247,329 shares
issued and outstanding in 2009; 54,395,185 shares
issued and outstanding in 2010)	4,076	4,071	617
Additional paid-in capital	673,847	674,648	102,219
Warrants	1,883	-	-
Accumulated deficits	(99,333)	(60,016)	(9,094)
Accumulated other comprehensive loss	(20,500)	(22,724)	(3,442)

Total equity	559,973	595,979	90,300

Total liabilities and equity	571,562	606,466	91,889

CHINAEDU CORPORATION

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY
STATEMENTS OF OPERATIONS
(In thousands, except share-related data)

	For the year ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Operating expenses:
General and administrative (including share-based
compensation of RMB2,603, RMB3,707, and RMB2,626
for 2008, 2009 and 2010, respectively)	(15,016)	(12,887)	(6,566)	(995)

Loss from operations	(15,016)	(12,887)	(6,566)	(995)

Other income	562	1,748	572	87
Interest income	6,879	830	750	114
Interest expense	-	(2)	(5)	(1)
Equity in earnings of subsidiaries and variable interest entity
(including share-based compensation of RMB2,628, RMB3,709
and RMB3,657 for 2008, 2009 and 2010, respectively)	(35,444)	45,090	44,566	6,753

Net (loss) income	(43,019)	34,779	39,317	5,958

CHINAEDU CORPORATION

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY
STATEMENTS OF SHAREHOLDERS' DEFICIENCY AND COMPREHENSIVE INCOME (LOSS)
(In thousands, except share-related data)

	Ordinary shares
	Shares	Amount	Additional paid-in capital	Warrants	Accumulated deficits	Accumulated other comprehensive income (loss)	Total	Comprehensive income (loss)
		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance at January 1, 2008	58,434,407	4,805	760,858	6,370	(91,093)	(2,206)	678,734	(335)
Ordinary shares converted to ADS shares for future exercise of share options	8,344,305	-	-	-	-	-	-	-
Amortization of share-based compensation	-	-	5,231	-	-	-	5,231
Repurchase of ordinary shares and forfeiture of warrants	(3,702,583)	(253)	(33,122)	(815)	-	-	(34,190)
Exercise of share options	-	21	1,766	-	-	-	1,787
Foreign currency translation adjustments	-	-	-	-	-	(18,714)	(18,714)	(18,714)
Net loss	-	-	-	-	(43,019)	-	(43,019)	(43,019)

Balance at December 31, 2008	63,076,129	4,573	734,733	5,555	(134,112)	(20,920)	589,829	(61,733)

Amortization of share-based compensation	-	-	7,416	-	-	-	7,416
Repurchase of ordinary shares	(7,828,800)	(536)	(76,098)	-	-	-	(76,634)
Forfeiture of warrants	-	-	3,672	(3,672)	-	-	-
Exercise of share options	-	39	4,124	-	-	-	4,163
Foreign currency translation adjustments	-	-	-	-	-	276	276	276
Change in fair value of available-for-sale	-	-	-	-	-	144	144	144
Net income	-	-	-	-	34,779	-	34,779	34,779

Balance at December 31, 2009	55,247,329	4,076	673,847	1,883	(99,333)	(20,500)	559,973	35,199

Amortization of share-based compensation	-	-	6,283	-	-	-	6,283
Repurchase and cancellation of ordinary shares	(852,144)	(57)	(13,411)	-	-	-	(13,468)
Forfeiture of warrants	-	-	1,883	(1,883)	-	-	-
Exercise of share options	-	52	6,046	-	-	-	6,098
Foreign currency translation adjustments	-	-	-	-	-	(2,139)	(2,139)	(2,139)
Change in fair value of available-for-sale	-	-	-	-	-	(85)	(85)	(85)
Net income	-	-	-	-	39,317	-	39,317	39,317

Balance at December 31, 2010	54,395,185	4,071	674,648	-	(60,016)	(22,724)	595,979	37,093

		US$617	US$102,219		US$(9,094)	US$(3,442)	US$90,300

CHINAEDU CORPORATION

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY
STATEMENTS OF CASH FLOWS
(In thousands, except share-related data)

	For the year ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net (loss) income	(43,019)	34,779	39,317	5,958
Adjustments to reconcile net (loss) income to net cash used
in operating activities:
Share based compensation	2,603	3,707	2,626	398
Equity in earnings of subsidiaries and variable interest entity	35,444	(45,090)	(44,566)	(6,753)
Changes in assets and liabilities:
Prepaid expenses and other current assets	(861)	(205)	163	24
Amounts due from related parties	(3,929)	9,608	(1,094)	(166)
Accrued expense and other liabilities	(6,985)	57	(1,062)	(164)
Amount due to a related party	821	(3,522)	85	13
Deferred revenue	3,435	648	(161)	(24)

Net cash used in operating activities	(12,491)	(18)	(4,692)	(714)

Cash flows from investing activities:
Investments in subsidiaries and variable interest entity	(116,671)	(34,156)	-	-
(Purchase) disposal of term deposits	-	(27,298)	27,203	4,122
Purchase of investments	-	(4,568)	(19,982)	(3,028)

Net cash (used in) provided by investing activities	(116,671)	(66,022)	7,221	1,094

Cash flows from financing activities:
Repurchase and cancellation of ordinary shares	(34,190)	(76,634)	(13,468)	(2,040)
Proceeds from exercise of share options	1,787	4,163	6,098	924
Prepayment for shares repurchase	-	-	(735)	(111)

Net cash used in financing activities	(32,403)	(72,471)	(8,105)	(1,227)

Effect of exchange rate changes	(19,182)	312	(693)	(103)

Net decrease in cash and cash equivalents	(180,747)	(138,199)	(6,269)	(950)
Cash and cash equivalents, beginning of year	331,325	150,578	12,379	1,876

Cash and cash equivalents, end of year	150,578	12,379	6,110	926

CHINAEDU CORPORATION

NOTES TO ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY
(In thousands, except share-related data)

1.	BASIS FOR PREPARATION

The condensed financial information of the Company has been prepared using the same accounting policies as set out in the Company's consolidated financial statements, except that the Company used the equity method to account for investments in its subsidiaries and variable interest entity.

2.	INVESTMENTS IN SUBSIDIARIES AND VARIABLE INTEREST ENTITY

The Company and its subsidiaries and variable interest entity are included in the consolidated financial statements where the inter-company balances and transactions are eliminated upon consolidation.  For the purpose of the Company's stand-alone financial statements, its investments in subsidiaries and variable interest entity are reported using the equity method of accounting.  The Company's share of income and losses from its subsidiaries and variable interest entity is reported as earnings from subsidiaries and variable interest entity in the accompanying condensed financial information of the parent company.

3.	INCOME TAXES

The Company is a Cayman Islands company, and therefore is not subject to income taxes for all the years presented.

4.	RELATED PARTY TRANSACTIONS

The following represents related party balances as of December 31, 2009 and 2010:

	As of December 31,
	2009	2010
	RMB	RMB
Amounts due from related parties:
Former director-Yang Xueshan (i)	14,840	14,840
Vice President-Xie Changqing (i)	39,360	39,360
CMR (ii)	4,249	4,249
Hongcheng Liye	2,499	2,499
Others	131	1,179

	61,079	62,127

Amount due to related parties:
Hongcheng Technology	1,380	-
WITT	219	1,715
Others	200	200

	1,799	1,915

(i)	The amounts represent loans to the two equity owners of Hongcheng Education.

(ii)	The amount represents the receivable of profit distribution from a subsidiary company.