Form 20-F
period 2011-12-31
ChinaEdu CORP
filed 2012-04-27
CIK 1411419

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report_______________

For the transition period from__________ to ____________

Commission file number: 001-33858

ChinaEdu Corporation

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

ChinaEdu Corporation

4th Floor-A, GeHua Building

No. 1 Qinglong Hutong, Dongcheng District

Beijing, 100007

The People’s Republic of China

(Address of principal executive offices)

Yixin Mei

Chief Financial Officer

ChinaEdu Corporation

4th Floor-A, GeHua Building

No. 1 Qinglong Hutong, Dongcheng District

Beijing, 100007

The People’s Republic of China

Telephone: 86-10-8418-6655

Email: ir@chinaedu.net

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange On which registered
American Depositary Shares, each representing three ordinary shares, par value US$0.01 per share	The NASDAQ Stock Market LLC (NASDAQ Global Market)

Ordinary shares, par value US$0.01 per share	The NASDAQ Stock Market LLC (NASDAQ Global Market)*

*	Not for trading, but only in connection with the listing on the Nasdaq Global Market of the American Depositary Shares

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

53,804,980 ordinary shares, par value $0.01 per ordinary share as of December 31, 2011

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

Yes ☑ No ☐

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

Yes ☐ No ☐

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“we,” “us,” “our company” or “our” refer to ChinaEdu Corporation, its predecessor entities and subsidiaries;

•	“China” or “PRC” refer to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau;

•	“shares,” “ordinary shares,” or “common shares” refer to our ordinary shares, par value US$0.01 per share;

•	“ADSs” refer to our American Depositary Shares, each of which represents three ordinary shares, and “ADRs” refers to the American Depositary Receipts that evidence our ADSs;

•	“RMB” or “Renminbi” refer to the legal currency of China; and

•	“$,” “dollars,” “US$” or “U.S. dollars” refer to the legal currency of the United States.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “is expected to,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:

•	our anticipated growth strategies;

•	our future business development, results of operations and financial condition;

•	expected changes in our revenues and certain cost and expense items;

•	our ability to increase student enrollments and course fees and expand program, service and product offerings;

•	competition in the language training, test preparation, primary and secondary education, educational content, software and other technology development and online education markets;

•	risks associated with our offering of new educational programs, services and products and the expansion of our geographic reach;

•	risks associated with our existing development projects, including construction delays or cost overruns with respect to our pending campus construction projects and the build out of our learning center network, which may increase project costs, and the failure of the newly developed schools or learning centers to perform as expected;

•	the expected increase in expenditures on education in China;

•	PRC laws, regulations and policies relating to private education and providers of private educational services; and

•	general economic, business and other market conditions in the PRC and worldwide, including the ability of the general global economy to recover timely from the current economic downturn.

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

Selected Condensed Consolidated Financial Data

The following selected condensed consolidated statement of operations data for the three years ended December 31, 2009, 2010 and 2011 and selected condensed consolidated balance sheet data as of December 31, 2010 and 2011 have been derived from our audited consolidated financial statements included in this annual report. These consolidated financial statements have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm. The selected condensed consolidated statement of operations data for the years ended December 31, 2007 and 2008 and selected consolidated balance sheet data as of December 31, 2007, 2008 and 2009 have been derived from our audited consolidated financial statements, which are not included in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The historical results are not necessarily indicative of results to be expected in any future period. The selected condensed consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects—A. Operating Results” included elsewhere in this annual report.

	Years ended December 31,
	2007	2008	2009	2010	2011	2011
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands, except per share data)
Condensed Consolidated Statement of Operations Data:
Net revenue
Online degree programs	202,185	255,388	285,178	310,005	347,107	55,150
Online tutoring programs	18,013	15,436	19,584	23,669	25,755	4,092
Private primary and secondary schools	13,356	19,289	30,627	41,054	49,653	7,889
International and elite curriculum programs	31,434	27,607	19,317	14,114	13,344	2,120
Net revenue	264,988	317,720	354,706	388,842	435,859	69,251
Cost of revenue	(96,349)	(117,733)	(138,362)	(147,702)	(185,604)	(29,489)
Gross profit	168,639	199,987	216,344	241,140	250,255	39,762
Operating expenses
General and administrative	(76,893)	(86,908)	(82,858)	(84,110)	(93,950)	(14,927)
Selling and marketing	(14,277)	(29,851)	(23,688)	(37,632)	(52,777)	(8,385)
Research and development	(21,021)	(26,185)	(30,385)	(37,358)	(40,589)	(6,449)
Goodwill impairment	(16,192)	(41,036)	—	—	—	—
Intangible assets impairment	—	(29,057)	—	—	—	—
Total operating expenses	(128,383)	(213,037)	(136,931)	(159,100)	(187,316)	(29,761)
Income (loss) from operations	40,256	(13,050)	79,413	82,040	62,939	10,001
Other income	394	562	1,748	572	1,003	159
Interest income	4,118	10,652	4,980	5,552	8,843	1,405
Gain on the sale of investment	—	—	—	1,071	832	132
Gain on consolidation of Hongcheng Xueyuan	—	—	—	260	—	—
Interest expense	(2,130)	(1,298)	(2)	(5)	—	—
Income (loss) before income tax provisions and noncontrolling interest	42,638	(3,134)	86,139	89,490	73,617	11,697
Income tax provisions (benefits)
Current	16,286	11,860	18,981	17,933	23,078	3,667
Deferred	(1,283)	(8,387)	306	(4,600)	(6,034)	(959)
Total income tax provisions	15,003	3,473	19,287	13,333	17,044	2,708
Net income (loss)	27,635	(6,607)	66,852	76,157	56,573	8,989
Less: net income contributable to the noncontrolling interests (1)	25,148	36,412	32,073	36,840	39,752	6,316
Net income (loss) attributable to ChinaEdu Corporation shareholders	2,487	(43,019)	34,779	39,317	16,821	2,673
Net income (loss) per share attributable to ChinaEdu Corporation shareholders—basic	0.06	(0.75)	0.71	0.82	0.35	0.06
Net income per preferred A share—basic	0.06	—	—	—	—	—
Net income per preferred B share—basic	0.06	—	—	—	—	—
Net income per preferred C share—basic	0.06	—	—	—	—	—
Net income per preferred D share—basic	0.06	—	—	—	—	—
Net income per share attributable to ChinaEdu Corporation shareholders—diluted	0.05	(0.75)	0.66	0.76	0.33	0.05
Net income (loss) per ADS attributable to ChinaEdu Corporation shareholders
Basic—ordinary	0.18	(2.25)	2.14	2.46	1.06	0.17
Diluted—ordinary	0.15	(2.25)	1.99	2.27	1.00	0.16
Weighted average shares used in calculating ordinary basic net income (loss) per share	42,147,170	57,679,504	48,844,606	48,004,323	47,453,930	47,453,930
Weighted average shares used in calculating ordinary diluted net income (loss) per share	47,322,184	57,679,504	52,519,683	52,010,229	50,669,229	50,669,229

	Years ended December 31,
	2007	2008	2009	2010	2011	2011
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Share-based compensation expense included in:
Cost of revenue	346	474	489	815	522	83
General and administrative	2,960	4,073	5,982	2,760	2,909	462
Selling and marketing	222	506	676	2,248	2,755	438
Research and development	115	178	269	460	297	47
Total	3,643	5,231	7,416	6,283	6,483	1,030

Amortization of intangible assets acquired through business combination included in:
Cost of revenue	3,954	3,956	2,977	2,835	2,357	374
Selling and marketing	3,279	3,250	774	23	138	22
Total	7,233	7,206	3,751	2,858	2,495	396

	As of December 31,
	2007	2008	2009	2010	2011	2011
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Condensed Consolidated Balance Sheet Data:
Cash and cash equivalents	497,114	353,933	203,143	190,493	273,746	43,494
Term deposits	6,042	63,500	122,304	120,500	98,163	15,597
Accounts receivable, net	1,238	14,854	28,334	35,091	31,478	5,001
Amounts due from related parties	105,522	150,472	176,802	246,925	238,016	37,817
Other current assets	27,013	24,237	48,547	68,796	63,070	10,021
Total current assets	636,929	606,996	579,130	661,805	704,473	111,930
Property and equipment, net	132,770	170,544	217,893	227,507	239,210	38,007
Acquired intangible assets, net	105,852	70,377	66,621	65,849	63,638	10,111
Goodwill	73,319	38,155	38,155	43,255	43,255	6,873
Other long term assets	31,198	32,608	34,493	51,463	54,989	8,736
Total assets	980,068	918,680	936,292	1,049,879	1,105,565	175,657
Deferred revenues	83,816	96,068	97,853	105,891	125,332	19,913
Accounts payable	2,773	8,530	6,467	11,410	2,239	356
Accrued expense and other current liabilities	42,096	51,629	68,917	83,486	91,980	14,614
Amounts due to related parties	28,316	25,769	25,668	31,177	13,146	2,089
Income taxes payable and other taxes payable	29,121	39,925	49,289	65,120	73,418	11,665
Total current liabilities	186,122	221,921	248,194	297,084	306,115	48,637
Long term debt	25,724	—	—	—	—	—
Deferred revenues	3,124	6,073	8,075	9,804	12,059	1,916
Deferred tax liabilities	24,036	11,069	10,143	9,836	9,243	1,469
Unrecognized tax benefit	4,332	5,473	7,727	3,691	6,089	967
Total liabilities	243,338	244,536	274,139	320,415	333,506	52,989
Total Net Assets	736,730	674,144	662,153	729,464	772,059	122,668
Total ChinaEdu Corporation shareholders’ equity	678,734	589,829	559,973	595,979	604,806	96,094
Noncontrolling interests (1)	57,996	84,315	102,180	133,485	167,253	26,574
Total equity	736,730	674,144	662,153	729,464	772,059	122,668
Total liabilities and equity	980,068	918,680	936,292	1,049,879	1,105,565	175,657

(1) We adopted an authoritative pronouncement on noncontrolling interests in consolidated financial statements on January 1, 2009 and adjusted the financial information for prior years retrospectively.

Exchange Rate Information

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.

	Renminbi per U.S. Dollar Noon Buying Rate
Period	Average [1]	High	Low	Period-End
2007	7.5806	7.2946	7.8127	7.2946
2008	6.9193	6.7800	7.2946	6.8225
2009	6.8295	6.8176	6.8470	6.8259
2010	6.7603	6.6000	6.8330	6.6000
2011	6.4475	6.2939	6.6364	6.2939
Previous Six Months
October 2011	6.3710	6.3534	6.3825	6.3547
November 2011	6.3564	6.3400	6.3839	6.3765
December 2011	6.3482	6.2939	6.3733	6.2939
January 2012	6.3119	6.2940	6.3330	6.3080
February 2012	6.2997	6.2935	6.3120	6.2935
March 2012	6.3125	6.2975	6.3315	6.2975
April 2012 (through April 20)	6.3052	6.2975	6.3150	6.3080

1 Annual averages are calculated by averaging the exchange rates on the last business day of each month. Monthly averages are calculated using the average of the daily rates during the relevant period.

On April 20, 2012, the exchange rate set forth in the H. 10 statistical release of the Federal Reserve Board was RMB6.3080 to $1.00.

We publish our financial statements in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. For all dates and periods through December 31, 2008, conversions of Renminbi into U.S. dollars are based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise indicated, conversions of RMB into U.S. dollars in this annual report are based on the exchange rate, as of December 31, 2011, which was RMB6.2939 to $1.00. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated above, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

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

Risks Related to Our Business

The education sector, in which all of our businesses are conducted, and the telecommunication sector, upon which we are heavily reliant, are each subject to extensive regulation in China, and our ability to conduct business is highly dependent on our compliance with these regulatory frameworks.

The PRC government regulates all aspects of the education sector, including licensing of parties to perform various services, pricing of tuition and other fees, curriculum content, standards for the operations of schools and learning centers associated with online degree programs and foreign participation. PRC laws and regulations applicable to the education and telecommunication sectors may be in some aspects vague and uncertain, and often lack detailed implementing regulations. These laws and regulations also are subject to change, and new laws and regulations may be adopted, some of which may have retroactive application or have a negative effect on our business. Moreover, there is considerable ongoing scrutiny of the education sector and its participants. For a discussion of the regulatory framework for the education system and the telecommunication sectors in China, see “Item 4. Information on the Company—B. Business Overview—Regulation.”

We must comply with China’s extensive regulations on private and foreign participation in the education and telecommunication sectors, and compliance with such restrictions has caused us to adopt complex structural arrangements with our PRC subsidiaries and PRC-affiliated entity or variable-interest entity. If the relevant PRC authorities decide that our structural arrangements do not comply with these restrictions, we would be precluded from conducting some or all of our current business and our financial condition, results of operations and business strategy may be materially and adversely affected.

PRC regulators have broad powers to regulate the tuition and other fees charged by schools and, as a result, can adversely impact the fees we receive from the schools to which we provide services, as well as the returns from the private primary and secondary schools operated by our PRC-affiliated entity. While China’s regulatory framework provides that investors in private schools are entitled to receive a “reasonable return” on their investment, there is no clear guidance as to what this term means.

Although our corporate structure and business are designed to comply with the limitations on foreign investment and participation in the education and telecommunication sectors, we cannot assure you that we will not be found to be in violation of any current or future PRC laws and regulations. For example, the operation of our 101 online school is subject to the renewal of our Internet Content Provider, or ICP, license, which is subject to the strict scrutiny of PRC regulators. We cannot ensure that our ICP license will be renewed. See also the risk factors below under “Risks Related to China’s Regulation of the Education and Telecommunication Sectors and Our Corporate Structure.” There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations. If we or any of our PRC subsidiaries or PRC-affiliated entity is found to be or to have been in violation of PRC laws or regulations limiting foreign ownership or participation in the education or telecommunication sectors, the relevant regulatory authorities have broad discretion in dealing with such violation, including but not limited to:

•	levying fines and confiscating illegal income;

•	restrict the right to collect revenues from any of our PRC subsidiaries;

•	restricting or prohibiting our use of proceeds from our initial public offering to finance our business and operations in China;

•	requiring us to restructure the ownership structure or operations of our PRC subsidiaries or PRC-affiliated entity;

•	requiring us to discontinue all or a portion of our business; and/or

•	revoking our business or operating licenses.

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

For fiscal years ended December 31, 2009, 2010 and 2011, approximately 80.4%, 79.7% and 79.6%, respectively, of our net revenue was generated from services provided to online degree programs of Chinese universities. The growth of this business line depends on our ability to attract potential university partners and the ability of these universities to increase student enrollment for their online degree programs. We face many challenges in our online degree program services business, including:

•	our structure for this line of business, in which services are provided to our university partners’ online degree programs by one of our PRC subsidiaries or PRC-affiliated entity, may be found by PRC regulatory authorities to violate restrictions on entities other than universities from operating online degree programs;

•	the demand for online degree programs depends on the social acceptance and perceived attractiveness of degrees offered by these programs, which may decline due to actual or perceived quality problems at online degree programs and the increased availability of alternatives such as traditional degree programs, on-the-job training and overseas programs;

•	the universities with online degree programs have primary responsibility for these programs and their priorities and objectives may conflict with our own objectives of growing our revenue and profits from servicing these programs; and

•	each of the universities with online degree programs has been approved by China’s Ministry of Education, or the MOE, to operate these programs as part of the MOE’s pilot program for online education and there is no assurance that the MOE will not restrict, suspend or revoke this program in the future or that any of the currently approved universities, including our university partners, will continue to qualify for this program.

A significant factor affecting the results of our online degree program business is the fees that our university partners are required to pay to independent learning centers. The share of tuition revenue that we receive is after the payment of fees to learning centers. As a result, an increase in the portion of tuition fees paid to the learning centers will result in a decrease in the portion of tuition fees that we receive as revenue. In 2011, a majority of our university partners paid fees to independent learning centers in amounts ranging from 13% to 53% of the gross tuition fees received by their online degree programs. For fiscal years ended December 31, 2009, 2010 and 2011, the portion of gross tuition fees that our university partners paid in aggregate to independent learning centers was approximately 40%, 40% and 42%, respectively. There can be no assurance that the amounts payable to independent learning centers, as a portion of gross tuition fees, will not increase.

To the extent any of the factors discussed above or other adverse developments occur in the online degree program sector, our revenue and results of operations from our online degree program services business could be materially and adversely affected.

Most of our revenue comes from a limited number of customers, the loss of which could significantly impact our revenue and results of operations.

For fiscal years ended December 31, 2009, 2010 and 2011, 63.6%, 58.4% and 55.8%, respectively, of our net revenue was derived from our services to our five largest online degree program customers. Our three largest customers, Chongqing University, Renmin University of China and China Agricultural University, accounted for 13.1%, 13.0% and 11.3%, respectively, of our net revenue in 2011. These same customers accounted for 11.3%, 16.4% and 12.4%, respectively, of our net revenue in 2010, and 9.7%, 20.2% and 13.3% and respectively, of our revenue in 2009. We will likely continue to rely on a relatively small number of customers for a significant portion of our revenue for the foreseeable future. If for any reason our revenue from any of our significant customers or other online degree programs were to decline or if we were to lose any of our significant customers, our revenue and results of operations would be materially and adversely affected.

We may not succeed in attracting additional university online degree programs as customers and our growth prospects could suffer.

Although our strategy is to increase the number of online degree programs using our services, we may not be able to attract additional university partners. Developing and entering into a relationship with a university requires considerable effort on our part, and we may spend considerable time and still may not be successful in developing a new customer. Our ability to expand our services to additional online degree programs is dependent upon our ability to identify potential university partners who can provide course offerings that will be attractive to the target market and to develop a mutually acceptable arrangement with the universities for the development of a program. Some of the universities offering online degree programs that do not utilize our services have developed their own technology platforms, and others have entered into service agreements with other service providers. Some of the universities we would like to partner with may not have goals and objectives that are compatible with ours, may be subject to long-term contracts with other service providers, or may have cumbersome decision-making procedures that may delay or prohibit our entering into a service relationship with them. In addition, some of these universities are also being pursued by our competitors. As a result, we cannot predict whether we will be successful in attracting additional universities to which we can provide services. If we are unsuccessful in establishing new service relationships, our strategic growth objectives may not be achieved, thereby materially and adversely impacting our prospects and results of operations.

The tuition charged by online degree programs, the secondary and vocational schools that we provide curriculum programs to and our private primary and secondary schools are all subject to price controls administered by the PRC government, and our revenue is highly dependent on the level of these tuition charges.

In the year ended December 31, 2011, 79.6% of our net revenue was generated by providing services to online degree programs. Our revenue in this segment comes primarily from service fees that are paid by universities and calculated as a percentage of the tuition revenue of the online degree programs that we service, and the tuition charges for these programs are subject to price controls administered by various price control offices under China’s National Development and Reform Commission, or NDRC. Similarly, our revenue from the curriculum programs that we offer to secondary and vocational schools is also directly dependent on the tuition revenue of those schools, and those tuition charges are subject to administrative price controls. The tuition charges of our private primary and secondary schools are also subject to price controls. If the tuition charges upon which our revenue depends, particularly the tuition charges for online degree programs, were to be decreased or if they were not to increase in line with increases in our costs because of the actions of China’s administrative price controls, our revenue and profitability could be materially and adversely affected.

Our international curriculum programs, which include our vocational and English language programs, are heavily regulated, and our ability to conduct business in this area is highly dependent on regulatory policies and our compliance with these policies.

In April 2007, the MOE issued the Circular on Further Regulating Chinese-Foreign Cooperative Education Programs. The circular directs the local education authorities generally to suspend the approval of any new Chinese-foreign cooperative vocational education programs until the end of 2008, and there is no new policy currently promulgated to revoke the suspension. To ensure the quality of the Chinese-foreign cooperative education programs, the circular emphasizes the regulatory supervision of these programs and advises local education authorities to closely supervise and monitor existing programs, especially with respect to recruiting materials, advertisements, and issuance of degrees and diplomas, and directs them to report and remedy any non-compliance by existing programs of the applicable regulations. As a result of this circular, our British Columbia Institute of Technology, or BCIT, program has not been able to enter into any contract with new schools for the program and we do not expect it will in the near future. Although the circular only discusses the suspension of approvals through the end of 2008, we cannot assure you that our BCIT program will be able to enter into any contract with new schools in 2012 or at any time after that.

In addition, in recent years our English language curriculum program, or FEC program, has faced challenges obtaining certain regulatory approvals. In August 2004, the MOE promulgated the Announcement regarding Re-Approval of Chinese-Foreign Cooperative Educational Institutions and Programs, or the Re-Approval Announcement, which requires Chinese-foreign cooperative educational institutions and programs that were established before July 1, 2004 (the effective date of the Re-Approval Announcement) to be re-approved by the MOE. Since not all of our contracted schools obtained re-approval from the MOE, as a result, in 2008 we mutually terminated our agreement with the Western Institute of Technology at Taranki, or WITT, a post-secondary education institution based in New Zealand that offers English language programs for overseas students, to serve as the exclusive service provider for all of WITT’s English language programs within China until September 2020. We cannot assure you that any, or all, of the FEC contracted schools will continue to work with us in the future, and our partner schools may face challenges obtaining re-approvals for replacing WITT with other overseas education institutions with whom we may partner.

As a result of these developments, we have in the past incurred goodwill impairment charges related to our international curriculum programs. We have not incurred any goodwill impairment charges since 2009.

Our business is subject to seasonal fluctuations, which may cause our operating results to fluctuate from quarter to quarter. This may result in volatility and adversely affect the price of our ADSs.

We have experienced, and expect to continue to experience, fluctuations in our revenue and results of operations due to a number of reasons including seasonal changes in the number of students who are enrolled in, or served by, our businesses. Generally, more new revenue student enrollments occur in the fall, and more returning student enrollments occur in the spring upon selection of additional course credits. We generally recognize revenue over the six-month period following these enrollments. Our expenses and costs, however, do not necessarily correspond with changes in our revenue or the number of students who are enrolled in, or served by, our businesses. We expect quarterly fluctuations in our revenue and results of operations to continue. These fluctuations could result in volatility and adversely affect the price of our ADSs. As our revenue grows, these seasonal fluctuations may become more pronounced.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

We are subject to the reporting obligations under the U.S. federal securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules that now require every public reporting company to include in its annual report management’s report on internal control over financial reporting, which contains management’s assessment of the effectiveness of such company’s internal control over financial reporting. In addition, we are required to include an attestation report from an independent registered public accounting firm on the effectiveness of our internal control over financial reporting.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2011 and has concluded that our internal control over financial reporting was effective as of December 31, 2011. See “Item 15. Controls and Procedures.” Nevertheless, we cannot assure you that these measures will continue to be effective and that any significant deficiencies and material weakness in our internal control over financial reporting will not be identified in the future. Moreover, if we fail to maintain the adequacy of our internal control, we may not be able to conclude that we have effective internal control over financial reporting. Even if we do conclude that our internal control over financial reporting is effective, our independent registered public accounting firm may still issue an adverse opinion if it is not satisfied with our internal control. Furthermore, effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important to help us to manage the company effectively and prevent fraud. As a result, our failure to maintain effective internal control over financial reporting could result in a loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs.

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

Because we face significant competition in several lines of our business, we could lose market share and may need to respond by lowering our prices, which could materially and adversely affect our results of operations.

We currently serve 26 universities out of the 67 universities that have been approved to offer online degree programs in China. In addition we also serve Guangxi Radio and TV University, or GRTU, and Fujian Radio and TV University, or FRTU, which are subsidiaries of China Central Radio and TV University, a distance learning facility that has been approved to offer online degree programs in China. We have either established collaborative alliances or entered into service agreements with these 27 universities, and our revenue from these universities depends on the total tuition generated by their programs. The online degree programs of these universities must compete with the online degree programs of the other universities approved to offer online degree programs, as well as other education and training programs that compete for student enrollment. Our learning center network also faces competition from other third-party learning centers in their efforts to attract student enrollments. While we are trying to enter into agreements with additional universities with respect to their online degree programs, we face competition from other service providers and may not succeed in our efforts.

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

Our online tutoring business and international and elite curriculum program business are characterized by relatively low start-up and fixed costs, modest capital requirements, short start-up lead times and a limited need for significant proprietary technology. As a result, potential market entrants, both in China and from abroad, face relatively low entry barriers to these markets. The online tutoring business requires relatively small amounts of capital and technological capabilities to enter. Similarly, other international programs similar to our international and elite curriculum programs could be initiated by one or more competitors in cooperation with international partners. In addition, as the existing penetration rates of these lines of business are relatively low in our markets, competitors could acquire significant numbers of customers and establish significant market share within a relatively short period. Increased competition could result in loss of market share and revenue and lower profit margins, which would in turn have a material adverse effect on our business, financial condition and results of operations.

We have not received permanent approval to operate our learning centers and our strategy to develop a nationwide network of learning centers will involve substantial costs and may not succeed.

In February 2007, we received provisional approval from the MOE to operate ten learning centers in the provinces of Beijing, Shanghai, and Jiangsu and Zhejiang for a trial period of up to 18 months. Although this provisional approval has since expired, the MOE has not ordered us to terminate operations at our learning centers, although no assurance can be given that the MOE will not do so. To date, we have established 105 learning centers, of which 55 are proprietary centers and 50 are contracted centers.

Our strategy to operate learning centers involves various risks and may not succeed. These risks include those related to operating a new business in which we do not have significant experience. To be successful in operating learning centers we will have to obtain new contracts on acceptable terms with the university online degree programs, all of which already have existing relationships with learning centers. We will also have to incur capital expenditures and operating expenses and devote substantial time and other resources to establish and staff these new learning centers. In addition to the risks of entering a new line of business, we also face regulatory risks relating to our plan to expand the scope of our approval to a national scope with an unlimited number of learning centers and to convert our provisional licenses to permanent approvals. Moreover, even in the event we are able to successfully obtain MOE approval to operate learning centers in additional provinces, we will still need to obtain approval from the relevant provincial level education authorities before we are able to establish any new learning centers, and there are risks relating to our ability to obtain such provincial level approvals. Any one of these risks could cause our expansion into the learning center business to be delayed or unsuccessful and our business, financial condition and results of operations could be materially and adversely affected.

We are required to obtain various operating licenses and permits and to make registrations and filings for our offline tutoring services in China and failure to comply with these requirements may result in fines, confiscation of the gains derived from our non-compliant operations or the suspension of our non-compliant operations, which may materially adversely affect our business operations.

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

In addition, if any member of our senior management or any of our other key personnel joins a competitor or forms a competing company, we may lose customers, business partners and key professionals and staff members to them. Each of our senior executives and key personnel has entered into an employment agreement with us that contains confidentiality and non-competition provisions. In the event of a dispute between any of our senior executives or other key personnel and us, however, we cannot assure you as to the extent, if any, that these provisions may be enforceable in China due to uncertainties involving the PRC legal system.

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

Each of our lines of business is highly dependent on the ability to attract qualified educators to provide services in connection with our programs and the programs we support. The success of our programs and the programs we support, and the differentiating factor between our programs and those of the traditional education sector in China, rely significantly on the quality of the educators we are able to attract to such programs. For example:

•	the online degree programs that we serve rely to a significant degree on professors to prepare the online courseware;

•	our international post-secondary programs rely on capable instructors within participating colleges to take part in the training by the overseas post-secondary institutions;

•	our online tutoring program needs to attract tutors who are perceived to be successful in preparing students for examinations;

•	our private primary and secondary schools need to attract qualified and experienced teachers and administrators; and

•	we need to find well-qualified native English speakers to teach in the English language programs and the international post-secondary programs that we support and the private primary and secondary schools operated by our PRC-affiliated entity.

There are considerable challenges in locating and attracting the personnel we need as competition in China for quality educators is intense. To the extent we have focused our market for English language programs, international post-secondary education programs and our private primary and secondary schools in non-tier one cities, we also face challenges in attracting teachers from overseas who are willing to relocate to areas in which there are few, if any, expatriates and the living conditions are markedly different from their home countries. If we are unable to attract and locate well-qualified educators for the various programs, our results of operations could be adversely affected.

Implementation of new labor laws in China may adversely affect our business and results of operations.

China adopted a labor contract law, effective January 1, 2008, or the Labor Contract Law. The Labor Contract Law imposes more stringent requirements on employers with regard to, among other things, minimum wages, severance payments upon permitted termination of the employment by an employer and non-fixed term employment contracts, time limits for probation periods as well as the duration and the times that an employee can be placed on a fixed term employment contract. According to the Labor Contract Law, an employer is obliged to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unlimited term, with certain exceptions. The employer must also pay severance to an employee in nearly all instances where a labor contract, including a contract with an unlimited term, is terminated or expires. In addition, the government has continued to introduce various new labor-related regulations after the Labor Contract Law. Among other things, new annual leave requirements mandate that annual leave ranging from five to 15 days is available to nearly all employees and further require that the employer compensate an employee for any annual leave days the employee is unable to take in the amount of three times his daily salary, subject to certain exceptions.

In addition, China has adopted a social insurance law, effective July 1, 2011, or the Social Insurance Law. The Social Insurance Law provides detailed obligations against employers relating to social welfare contributions for employees including  pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance, under which the employers are required to pay for employees social welfare based upon certain percentages of employees’ salaries. Due to the limited period of effectiveness of the social insurance law and the lack of clarity with respect to its implementation and potential penalties and fines, it is uncertain how they may impact our business and profitability.

As a result of these measures designed to enhance labor protection, our labor costs may increase and we cannot assure you that our employment practices do not or will not violate the Labor Contract Law, the Social Insurance Law and other labor-related regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and results of operations may be adversely affected.

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

Any acquisition may require a significant commitment of management time, capital investment and other resources. For example, our entry into the private primary and secondary school business, which includes our Anqing Foreign Language School, or the Anqing School, Pingdingshan Wellent Bilingual School, or the Pingdingshan School and Jingzhou School (Southern Campus), has required us to invest significant amounts for the acquisition of the rights to operate these schools and for expanding facilities and upgrading the services offered by these schools. In 2010, we completed the construction of a new campus at the Anqing School and our capital expenditures in Anqing School totaled RMB2.1 million for the year ended December 31, 2011. We anticipate that the additional capital expenditures associated with the contracted commitment at the Anqing School will be approximately RMB1.1 million in 2012. In 2009, we constructed a new building and made related facility improvements for Pingdingshan School. Our capital expenditures in connection with such construction and facility improvements totaled RMB0.6 million for the year ended December 31, 2011. We anticipate that the additional capital expenditures associated with the contracted commitment at the Pingdingshan School will be approximately RMB0.2 million in 2012.

In the case of the Jingzhou School (Southern Campus), we initially planned to complete construction of a new campus by the fall 2006 recruiting season. Because of ongoing delays and the uncertainty as to when these delays will be resolved, we had outstanding capital commitments of approximately RMB64.8 million as of December 31, 2011 associated with Jingzhou School (Southern Campus). Delays in construction of the new campus at Jingzhou School (Southern Campus) have adversely affected the expected return on this investment, and we cannot assure you that we will be able to begin construction in the near future, or at all.

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

The market for providing services to educational institutions for their online degree programs and the market for online tutoring services are relatively new. These markets are characterized by rapid technological developments, the introduction of new business models, launches of new products and services and changes in customer needs and behavior. For example, the delivery of online degree programs in China is still relatively new and the evolution of these programs from relatively rudimentary systems for delivery of course content to more robust interactive models is taking place on an ongoing basis. As high speed Internet connections become available for more potential users and through more devices such as mobile telephones and other handheld computing devices, the expectations of students for online degree programs are likely to require continued devotion of our research and development efforts to maintain our position as a perceived market leader in providing technology services to online degree programs. Our online tutoring programs will likewise face expectations from students for a more stimulating and interactive environment commensurate with their other online experiences. Innovation by our competitors in China and overseas may make our existing services to online degree programs and our online tutoring programs obsolete or less competitive. To respond to these types of developments, we may be required to undertake substantial efforts and incur significant costs. If we do not successfully respond to these types of developments in a timely and cost-effective manner, our business may be materially and adversely affected.

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

Each of our lines of business involves a degree of upfront investment in the development of programs or the acquisition of contract rights to provide services to programs, and our revenue and profitability depend on the number of students in these programs. The online degree programs to which we provide support and services, and from which we derive most of our revenue and profits, require considerable investments of time and resources to develop. In many cases, these online degree programs also require that we make substantial investments in collaborative alliances, which are the majority-owned entities that we form with certain of our university partners to provide services to their online degree programs, as well as provide advance payments to the universities to attract university partners. The profitability of these programs for us depends on the ability of the programs to attract students. Similarly, our revenue from our online tutoring programs, international and elite curriculum programs, and private primary and secondary schools depends on our attracting enough students on an ongoing basis. If the programs or schools are unable to recruit enough students to offset the development and operating costs, our results of operations will be adversely affected.

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

Most university online degree programs require students to pre-pay for a set number of courses at the outset of their enrollment. However, these students may not enroll in all of these courses in the same period for which they have prepaid tuition. We receive service fees from each university for technology and support services that we render to our university partners during a given semester to support their online degree programs. Our contracts are typically structured so that our service fees are based upon the cash tuition receipts of the university during a given semester. To the extent students request that the universities refund any unused prepaid tuition, our revenue could be adversely affected because the universities are entitled to deduct these refunds from the cash receipts upon which our fees are based. In 2011, the average refund rate, which was refund expressed as a percentage of cash receipts, of the majority of the university online degree programs that we service was approximately 1%. Increases in this rate could increase our revenue volatility and adversely affect the profitability of our services.

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

We rely on China Telecommunications Corporation, or China Telecom, and China Network United Communications Group Co., Ltd, or China Unicom, to provide us with data communications capacity primarily through local telecommunications lines and their Internet data centers that host our servers. We do not have access to alternative services in the event of disruptions, failures or other problems with the fixed telecommunications networks of China Telecom and China Unicom, or if China Telecom or China Unicom otherwise fail to provide such services. Any unscheduled service interruption could damage our reputation and result in a decrease in our revenue. Furthermore, we have no control over the costs of the services provided by China Telecom and China Unicom. If the prices that we pay for telecommunications and Internet services increase significantly, our profitability could be adversely affected. In addition, if Internet access fees or other charges to Internet users increase, the users of our online tutoring services may find our services less affordable, which may in turn reduce our revenue.

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

Risks Related to China’s Regulation of the Education and Telecommunication Sectors and Our Corporate Structure

If the PRC authorities determine that our organizational structure for operating our business does not comply with PRC regulations, we could be subject to sanctions, including being required to discontinue all or a portion of our business.

We and our PRC subsidiaries are considered foreign persons or foreign invested enterprises under PRC laws, and, as a result, we are required to comply with PRC laws and regulations applicable to foreign investments, including those restricting foreign participation in the education and telecommunications industries. For example, foreign entities that are not educational institutions, such as our company, cannot operate schools or education programs in China, and all foreign persons, including foreign educational institutions, are precluded from operating primary and middle schools in China, such as our private primary and secondary schools. Similarly, there are limitations on the ability of foreign parties such as our company and our PRC subsidiaries with regard to owning ICP licenses, which are necessary for the operation of our corporate website and the website for our online tutoring business. Because of these restrictions, we have developed a corporate structure in which we do not have an ownership interest in the entities involved in activities in which foreign entities’ and foreign invested enterprises’ participation is prohibited, and we function as a service provider to Chinese universities with respect to their online degree programs. However, due to a lack of interpretative materials, it is unclear what impact these restrictions will have on us or the other PRC companies that have adopted the same or similar corporate and contractual structures as ours. For a discussion of the limitations on foreign ownership and participation governing our businesses, see “Item 4. Information on the Company—B. Business Overview—Regulation—Limitations on Foreign Ownership of Our Businesses.” For a description of our corporate structure, see “Item 4. Information on the Company—C. Organizational Structure.”

For example, the Ministry of Commerce, or MOFCOM, promulgated the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors in August 2011, or the MOFCOM Security Review Rules, to implement the Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011, or Circular No. 6. The MOFCOM Security Review Rules came into effect on September 1, 2011 and replaced the Interim Provisions of the Ministry of Commerce on Matters Relating to the Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by MOFCOM in March 2011. According to these circulars and rules, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises having “national security” concerns. In addition, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to the security review, MOFCOM will look into the substance and actual impact of the transaction. The MOFCOM Security Review Rules further prohibit foreign investors from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that our businesses fall into the scope subject to the security review, and there is no requirement for foreign investors in those mergers and acquisitions transactions already completed prior to the promulgation of Circular No. 6 to submit such transactions to MOFCOM for security review. As we have already obtained the “de facto control” over our VIE prior to the effectiveness of these circulars and rules, we do not believe we are required to submit our existing contractual arrangement to the MOFCOM for security review. However, as these circulars and rules are relatively new and there is a lack of clear statutory interpretation on the implementation of the same, there is no assurance that the MOFCOM will have the same view as we do when applying these national security review-related circulars and rules.

In addition, various media sources have recently reported that China Securities Regulatory Commission, or CSRC has prepared a report for the State Council suggesting regulating the use of the VIE structure, such as ours, in the context of foreign investment in China and overseas listings. However, it is unclear whether the CSRC officially submitted such a report, what specific content such report contains and whether and when any further action will be taken by the State Council, CSRC, MOFCOM or any other PRC government authority regarding the use of the VIE structure.

The PRC laws and regulations applicable to online university degree programs require that the university offering such a program be responsible for the recruitment, operations, curriculum and management of the online program. Because of these restrictions, we provide services to Chinese universities’ online degree programs either through a contractual relationship between the university and ourselves, or through a collaborative alliance established by the university and ourselves specifically to provide services to that university’s online degree program. For some of our university partners, our services also include the licensing of certain of our domain names for their use to operate their online degree programs. If the relevant PRC regulatory authorities were to find that the services we provide to our university partners, or that our service contract relationships, our collaborative alliance service provider structures or both of these structures, violate the regulations requiring that these online degree programs be controlled by the universities, our business model might require extensive revision or be unworkable and we could be subject to sanctions and be required to discontinue all or a portion of this business. These developments would adversely affect our business, financial condition and results of operations.

If the ICP license for the operation of our business website is suspended or revoked by the MII due to non-compliance with its requirements, we may have to shut the website down, which could have an effect on our business and market perception.

In July 2006, the MII issued the Notice on Strengthening Management of Foreign Investment in Operating Value-Added Telecom Services. The notice prohibits ICPs engaged in providing value-added telecom services from leasing, transferring or selling their ICP licenses or providing facilities or other resources to foreign investors operating in violation of restrictions on foreign investment. The notice requires that ICPs must directly own the trademarks and domain names for websites operated by them, as well as servers and other infrastructure used to support these websites. The notice also requires ICPs to evaluate their compliance with the notice by November 1, 2006 and correct any non-compliance. An ICP’s failure to complete the procedures by November 1, 2006 could be the basis for revocation of its ICP license. Due to a lack of interpretative materials from the MII, the impact of this circular on us is unclear. Xiandai Xingye Network Technology Co., Ltd., or Xiandai Technology, holds the ICP license for our business website, www.chinaedu.net. We have transferred the domain name for www.chinaedu.net to Xiandai Technology. If Xiandai Technology’s ICP license is suspended or revoked, we would have to shut down our business website, which may have an adverse effect on our business and market perception.

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

Our online tutoring business was acquired through a transaction that did not comply with applicable PRC regulations; we may therefore face regulatory challenges, including fines and other sanctions, with respect to this business.

Notwithstanding certain restructuring activities and the acquisition of 100% of the equity interest in Gotop Electronic, the entity that provides our online tutoring services and the ICP services related to such online tutoring services, our initial 80% equity interest in Gotop Electronic was originally acquired in 2005 through a separate subsidiary, Hongcheng Liye. That acquisition required approvals from the MII, the MOE and the MOFCOM, and these approvals were not obtained. Although in 2007, the 80% equity interest held by Hongcheng Liye was transferred to Xiandai Technology, and we acquired the remaining 20% equity interest in Gotop Electronic in 2008 through our affiliated entity, Hongcheng Education, any challenge by the PRC government to our initial acquisition or the imposition of sanctions against us for our activities before the restructuring could adversely affect our results of operations. In 2011, our online tutoring business accounted for 5.9% of our net revenue. There is no assurance that we will not be sanctioned for our non-compliance before these corrective measures were taken. These sanctions can range from monetary fines and penalties to suspension of our licenses or services that we provide to our customers.

Certain of our PRC subsidiaries, PRC-affiliated entity and customers may face regulatory challenges, including fines and other sanctions, as a result of their failure to comply with certain licensing and regulatory approval requirements.

When Gotop Electronic, a subsidiary of Xiandai Technology that holds the ICP license for our online tutoring business, was approved by relevant PRC authorities to engage in the ICP business, its registered capital did not meet the minimum requirement specified under PRC law for ICP license holders. We have since increased the registered capital of Gotop Electronic to satisfy this requirement. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Internet Information Services.” In addition, two of our PRC subsidiaries, Gotop Hongcheng and Xuezhi Shidai, were previously engaged in the sale of products and services for our online tutoring programs which exceeded the scope of their business licenses. We have subsequently transferred the sales activities to third-party distributors and our sales centers which have the required business licenses. There is no assurance that we will not be sanctioned for our non-compliance before these corrective measures were taken. These sanctions can range from monetary fines and penalties to suspension of our licenses or services that we provide to our customers.

Our online tutoring business may be deemed to be engaged in “Internet publishing,” “Internet culture activities” and “broadcasting audio-video programs through the Internet,” which, under PRC regulations, would require Gotop Electronic to obtain three additional licenses, the online publication license, the Internet culture business operation license and the license for broadcasting audio-video programs through the Internet. At present, there is no official or publicly-available definition of “Internet publishing” or “Internet culture activities”. Based on verbal confirmations from the relevant regulatory authorities, our online tutoring business currently does not fall into the scope of “Internet publishing,” “Internet culture activities” or “broadcasting audio-video programs through the Internet.” However, there is no assurance that Gotop Electronic will not be required to obtain these licenses in the future as a result of changes in interpretation of the relevant rules or changes in position of the relevant authorities. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Online Publications” “—Regulations on Internet Culture Activities” and “—Regulations on Broadcasting Audio-Video Programs through the Internet or Other Information Network.” If Gotop is required to obtain these licenses in the future and is unable to do so, we may face regulatory challenges, including fines, suspensions of service and other sanctions, in respect of our online tutoring business.

Our contractual arrangements with our PRC-affiliated entity and its shareholders may not be as effective in providing operational control and economic benefits as direct ownership.

We rely on our PRC-affiliated entity, Hongcheng Education, to operate our private primary and secondary schools and to provide services to some of our university partners. We hold and maintain certain ICP licenses for operating our websites through Xiandai Technology, which is a wholly-owned subsidiary of Hongcheng Education. Hongcheng Education is owned by PRC citizens with whom we have entered into contractual arrangements to provide us with control over and substantially all the economic benefits from the entity. Hongcheng Education is our variable interest entity, but we have no direct ownership interest in it. Our contractual arrangements with the PRC-affiliated entity and the shareholders of the PRC-affiliated entity include technical consulting and services agreements, loan agreements, shareholder voting rights entrustment agreements, call option agreements, equity pledge agreements and powers of attorney. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Our Corporate Structure and Contractual Arrangements.” There are considerable uncertainties regarding the interpretation and application of PRC laws and regulations governing these contractual arrangements. Accordingly, we cannot guarantee that these arrangements will not be challenged by PRC regulatory authorities or found to violate existing PRC laws or regulations or new laws and regulations that may be adopted in the future. In addition, under the State Administration of Foreign Exchange, or SAFE, regulations, all foreign-denominated loans are required to be registered with SAFE. Our U.S.-dollar loans to the shareholders of Hongcheng Education to fund the registered capital requirements of Hongcheng Education were not registered with the SAFE at the time they were made. As a result, we could be subject to sanctions for these loans and these loans may not be enforceable under PRC laws.

Our contractual arrangements with our PRC-affiliated entity may not be as effective in providing us with control over them as direct ownership of the entity would be. In addition, our PRC-affiliated entity or its shareholders may breach the contractual arrangements we have with them. For example, our PRC-affiliated entity may distribute dividends to its shareholders who may decide not to remit these dividends to us in accordance with our contractual arrangements. Moreover, our PRC-affiliated entity or its shareholders may refuse to renew these contractual arrangements. In addition, in the event of the death or disability of any of the shareholders of our PRC-affiliated entity, there is uncertainty under PRC law whether the shareholder voting rights entrustment agreements that we have entered into with them would be enforceable against their legal heirs or assigns. Furthermore, although our loans to shareholders of our PRC-affiliated entity specify that they may only be repaid with the shares of those companies held by the shareholders, it is unclear whether this provision is enforceable under PRC law. If disputes under these contractual arrangements were to arise, we would have to rely on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system, and may be significantly more limited than the legal remedies available in the legal systems of the United States and many other countries. See “—Risks Related to the People’s Republic of China—China’s legal system has inherent uncertainties that could materially and adversely affect us.” If we are unable to enforce our rights, we may be unable to operate certain of our businesses through Hongcheng Education, or we may be unable to receive all of the economic benefits to which we are entitled from the entity.

Our equity pledge agreements with the shareholders of our PRC-affiliated entity may not be enforceable until they are registered with the relevant administration for industry and commerce pursuant to the Chinese Property Rights Law.

Under the equity pledge agreements, the shareholders of the PRC-affiliated entity pledged their equity interests in the entity to Hongcheng Technology, our PRC subsidiary. These pledges were created by recording the pledge on the shareholder registry of the PRC-affiliated entity in accordance with the then effective Chinese laws. However, according to the Chinese Property Rights Law, which became effective as of October 1, 2007, these pledges may not be enforceable until they are registered with the relevant administration for industry and commerce. Hongcheng Technology applied for such registration, but the application was denied as no registration procedures were yet available. Hongcheng Technology will continue to endeavor to register these pledges when the administration for industry and commerce implements registration procedures in accordance with the Chinese Property Rights Law in the future. But we cannot assure you that Hongcheng Technology will be able to register the pledges, and if Hongcheng Technology is unable to do so, the effectiveness of the pledges may be affected.

The shareholders of our PRC-affiliated entity may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of Hongcheng Education are Mr. Changqing Xie, one of our officers, and Mr. Xueshan Yang, one of our former directors. In the case of Mr. Changqing Xie, conflicts of interests between his duties to our company and to Hongcheng Education may arise. In the case of Mr. Xueshan Yang, a former director of our company, he does not owe any fiduciary duty to our company, he has not entered into any non-competition or employment agreements with our company and he does not have any relationship with us or our business except through these contractual arrangements and he is not a shareholder. These individuals may breach or cause our PRC-affiliated entity and its subsidiaries to breach or refuse to renew the existing contractual arrangements that allow us to effectively control our PRC-affiliated entity and its subsidiaries, and receive economic benefits from them. Currently, we do not have existing arrangements to address potential conflicts of interest between these individuals and our company. We cannot assure you that any or all of these individuals will act in the best interests of our company or that conflicts of interests will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and the owners of our PRC-affiliated entity, we would have to rely on legal proceedings, which could result in disruption of our business and substantial uncertainty as to the outcome of any such legal proceedings.

Our PRC-affiliated entity and its subsidiaries may be subject to significant limitations on its ability to operate private schools or make payments to related parties or otherwise be materially and adversely affected by changes in PRC laws and regulations.

Under PRC laws and regulations applicable to private schools, a private school is one that does not require a reasonable return unless it elects to be treated as a school that requires reasonable returns. At the end of each fiscal year, every private school is required to allocate a certain amount to its development fund for the construction or maintenance of the school or the procurement or upgrade of educational equipment. For a private school that requires reasonable returns, this amount must be at least 25% of the school’s annual net income, and for other private schools this amount must be at least 25% of the school’s annual increase in its net assets, if any. Private schools that require reasonable returns must publicly disclose the election of that status and provide additional information required under the regulations such as the school’s tuition and other fees and admission standards. A private school is required to consider factors such as the school’s tuition, ratio of the funds used for education-related activities to the course fees collected, admission standards and educational quality when determining the percentage of the school’s net income to be distributed to investors as reasonable returns. However, none of the current PRC laws and regulations provides a formula or guidelines for determining “reasonable returns.” When the formula or the guidelines for determining “reasonable returns” are issued by the relevant authorities, they may not permit returns to us that will be commercially reasonable and may limit our expected return on investment in our schools.

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

Our Pingdingshan School is a school that does not require “reasonable returns,” but our Anqing School was established as a school requiring “reasonable returns.” We are in the process of changing the status of the Anqing School to a school that does not require “reasonable returns.”

Current laws and regulations governing private education may be amended or replaced by new laws and regulations that (i) impose significant limitations on the ability of our schools to operate their business, charge course fees or make payments to related parties for services received, (ii) specify the formula for calculating “reasonable returns” or (iii) change the preferential tax treatment policies applicable to private schools. We cannot predict the timing and effects of amendments or new laws and regulations. Changes in PRC laws and regulations governing private education or otherwise affecting our PRC-affiliated entity and its subsidiaries’ operations could materially and adversely affect our business prospects and results of operations.

Contractual arrangements among our subsidiaries and PRC-affiliated entity and its subsidiaries may be subject to scrutiny by the PRC tax authorities and we or our PRC-affiliated entity and its subsidiaries could be required to pay additional taxes, which could substantially reduce our consolidated net income and the value of your investment.

Arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our subsidiaries and our PRC-affiliated entity and its subsidiaries do not represent arm’s-length terms. If this were to occur, the tax authorities could adjust our PRC-affiliated entity’s or any of its subsidiaries’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by our PRC-affiliated entity or any of its subsidiaries, which could in turn increase their tax liabilities. The PRC tax authorities could also impose late payment fees and other penalties on our PRC-affiliated entity for under-paid taxes. In addition, any challenge by the PRC tax authorities may limit the ability of our PRC-affiliated entity to maintain any preferential tax treatments and other financial incentives it currently enjoy. Our consolidated net income may be materially and adversely affected if our PRC-affiliated entity’s tax liabilities increase or if it is found to be subject to late payment fees or other penalties.

Regulatory agencies could commence investigations of the private primary and secondary schools directly owned and operated by a subsidiary of our PRC-affiliated entity, and if the results of the investigations were to be unfavorable to us, we could be subject to fines, penalties, injunctions or other censure that could have an adverse impact on our results of operations.

PRC laws and regulations currently prohibit foreign ownership of primary and secondary schools in China. Through Hongcheng Education and contractual arrangements with our PRC-affiliated entity, we own and/or operate private primary and secondary schools. As the provision of private primary and secondary school services is heavily regulated in China, our private primary and secondary schools and any new primary schools that our PRC-affiliated entity and its subsidiaries may acquire or establish may be subject from time to time to investigations, claims of non-compliance or lawsuits by governmental agencies, which may allege statutory violations or regulatory infractions. If the results of these investigations were to be unfavorable to us, we could be subject to fines, penalties, injunctions or other censure that could have an adverse impact on our results of operations. Even if we were to adequately address any issues raised by a government investigation, we might have to devote significant financial and management resources to resolve these issues, which could harm our business.

We may in the future rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we have, and any limitation on the ability of our PRC subsidiaries and PRC-affiliated entity to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we may rely in the future on dividends from our PRC subsidiaries and service, license and other fees paid to our PRC subsidiaries by our PRC-affiliated entity and its subsidiaries for our cash requirements, including servicing any debt we may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries and PRC-affiliated entity (other than our schools, which are subject to different regulations) in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Currently, all of our PRC subsidiaries comply with this reserve requirement except five of our PRC subsidiaries because their statutory reserves have reached 50% of their registered capital. Furthermore, if our PRC subsidiaries and PRC-affiliated entity incur debt on their own behalf in the future, the terms of that debt may restrict their ability to pay dividends or make other payments to us. Moreover, at the end of each fiscal year, every private school in China is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. For private schools that require reasonable returns, this amount must be at least 25% of the annual net income of the school, if any. As a result, our return on investment in our private schools will be limited by this reserve requirement. See “—Our PRC-affiliated entity and its subsidiaries may be subject to significant limitations on its ability to operate private schools or make payments to related parties or otherwise be materially and adversely affected by changes in PRC laws and regulations.” Any limitation on the ability of our PRC subsidiaries and PRC-affiliated entity to distribute dividends or other payments to us in the future could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

We may be treated as a “resident enterprise” for PRC tax purposes under the Enterprise Income Tax Law, which may subject us to PRC income tax for our income originated both within and outside the PRC.

Under the Enterprise Income Tax Law, or the EIT Law, enterprises established under the laws of non-PRC jurisdictions but whose “de facto management” body is located in the PRC, may be treated as “resident enterprises” for PRC tax purposes. The EIT Law’s implementing rules define “de facto management” as having substantial and overall management and control over the production and operations, personnel, accounting, and properties of the enterprise. The only detailed guidance currently available for the definition of “de facto management body” as well as the determination of offshore incorporated PRC tax resident and its administration are set forth in two notices issued by the PRC State Administration of Taxation, or the SAT notices, which provide guidance on the administration as well as determination of the tax residency of Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC company or PRC corporate group as its primary controlling shareholder. Based on our analysis of the current facts, we believe that we and our overseas subsidiaries should not be treated as “resident enterprises” for PRC tax purposes. It remains unclear, however, as to how tax authorities will determine tax residency based on the facts of each case. For the year ended December 31, 2011, our calculation of income taxes generally reflects our status as a non-China tax resident company. If the PRC governmental authorities hold that we and our overseas subsidiaries should be treated as a resident enterprise for PRC tax purposes, our worldwide income will be subject to PRC income tax at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations, although dividends distributed from our PRC subsidiaries to us could be exempt from PRC dividend withholding tax, since such income is exempted under the new EIT Law to a PRC resident recipient.

If we are treated as a “resident enterprise” under the EIT Law, dividends payable by us to our foreign investors and gains on the sale of our ADSs or ordinary shares may become subject to taxes under PRC tax laws.

Under the EIT Law and implementation regulations issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or any gains you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. If we are required under the EIT Law to withhold PRC income tax on dividends payable to our non-PRC investors that are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, the value of your investment in our ordinary shares or ADSs may be materially and adversely affected.

If we are treated as a “non-resident enterprise” under the EIT Law, dividends that we receive from our operating subsidiaries located in the PRC may be subject to PRC withholding tax.

Under the EIT Law and its implementation rules, dividends declared on earnings generated after January 1, 2008 and payable by a foreign invested entity, or FIE, in China to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor's jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where we are incorporated, does not have a tax treaty with China. In the future, our income may be derived from dividends we receive from our operating subsidiaries located in the PRC. Thus, dividends paid to us by our subsidiaries in China may be subject to the 10% income tax if we are considered a “non-resident enterprise” under the EIT Law. If we are required to pay a 10% withholding tax for dividends we may receive from our subsidiaries in the future, it would materially and adversely affect our financial condition and results of operations.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries and PRC-affiliated entity, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Since we are an offshore holding company for our PRC subsidiaries and PRC-affiliated entity, we may make loans to our PRC subsidiaries and PRC-affiliated entity, or we may make additional capital contributions to our PRC subsidiaries. Any loans we make to our PRC subsidiaries or our PRC-affiliated entity are subject to PRC regulations and approvals. For example:

•	loans by us to any of our PRC subsidiaries, each of which is a FIE, to finance their activities cannot exceed the difference between the total investment amount and the registered capital of the PRC subsidiary, each as set forth in its articles of association, and must be registered with the SAFE; and

•	loans by us to our PRC-affiliated entity or its subsidiaries must be approved by the relevant government authorities including, the SAFE and the NDRC, and must also be registered with the SAFE.

We may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions would have to be approved by the MOFCOM or its local counterpart. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our PRC subsidiaries or our PRC-affiliated entity or any of their respective subsidiaries. If we fail to receive these registrations or approvals, our ability to finance our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

If our PRC-affiliated entity or its subsidiaries become the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy those assets, which could reduce the size of our operations and materially and adversely affect our business, ability to generate revenue and the market price of our ADSs.

To comply with PRC laws and regulations relating to foreign ownership in the education and telecommunications sectors, we currently conduct our operations in China through contractual arrangements with our PRC-affiliated entity and its shareholders and subsidiaries. As part of these arrangements, our PRC-affiliated entity and its subsidiaries hold some of the assets that are important to the operation of our business. If any of these entities goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of our PRC-affiliated entity or its subsidiaries undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of these assets, which would hinder our ability to operate our business, which could materially and adversely affect our business, our ability to generate revenue and the market price of our ADSs.

The audit report included in this annual report are prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the U.S. Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the US Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.  Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality.  This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor's audits and its quality control procedures.   As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Risks Related to the People’s Republic of China

Our business may be adversely affected by the economic, political and social conditions in China.

Substantially all of our assets are located in China and all of our revenue is derived from our operations in China. Accordingly, our business, financial condition, results of operations and prospects are subject, to a significant extent, to economic, political and social developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the Chinese economy has experienced significant growth over the past three decades, growth has been uneven, both geographically and among various sectors of the economy.

The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. Measures to control the pace of economic growth may cause a decrease in the level of economic activity in China, which in turn could adversely affect our results of operations and financial condition. In addition, stimulus measures designed to boost the Chinese economy during the recent global financial crisis may contribute to higher inflation, which could adversely affect our results of operations and financial condition. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets.

Our business, financial condition and results of operations may be adversely affected by the downturn in the global or Chinese economy.

The global financial markets have experienced significant disruptions since 2008. China's economy has also faced challenges. To the extent that there has been recovery in some areas, it is uncertain whether such recovery is sustainable. Since we derive substantially all of our revenues from users in China, our business and prospects may be affected by economic conditions in China. A slowdown in China's economy may lead to a reduced amount of personal spending on online services, which could materially and adversely affect our financial condition and results of operations.

Moreover, a slowdown in the global or Chinese economy or the recurrence of any financial disruptions may have a material and adverse impact on financings available to us. The weakness in the economy could erode investors’ confidence, which constitutes the basis of the equity markets. The recent turmoil in the financial markets may significantly restrict our ability to obtain financing in the capital markets or from financial institutions on commercially reasonable terms, or at all. Although we are uncertain about the extent to which the recent global financial and economic crisis and slowdown of the Chinese economy may impact our business in the long term, there is a risk that our business, results of operations and prospects would be materially adversely affected by the global economic downturn and any slowdown of the Chinese economy.

If preferential tax treatments currently available to us are reduced or repealed, our business and results of operations could suffer.

On January 1, 2008, the EIT Law became effective, pursuant to which FIEs, such as our PRC subsidiaries, and domestic companies are both subject to a uniform statutory tax rate of 25%. Preferential tax treatments will continue to be granted to entities that are classified as “high and new technology enterprises strongly supported by the State” or to entities that conduct business in encouraged sectors, whether FIEs or domestic companies. Pursuant to Circular 172, which was issued on April 14, 2008, in order for applicant enterprises to be classified as “high and new technology enterprises strongly supported by the State,” certain requirements must be met, such as ownership of the core intellectual property, products or services within “State-Encouraged High Technology Areas.” Pursuant to the EIT Law and regulations thereunder, enterprises that were established before March 6, 2007, and were enjoying preferential tax rates according to previous tax laws, administrative regulations, and other circulars with equivalent effect, will have their preferential tax rates gradually transitioned to the new uniform tax rate over a five-year period starting from January 1, 2008. Enterprises that were also enjoying preferential tax exemptions and/or reductions for a specified term, however, may continue to enjoy those exemptions and/or reductions in accordance with the implementation of transitional preferential tax policies for enterprise income tax.

On April 14, 2008, Measures on the Classification of High and New Technology Enterprises, a discussion and interpretation of the detailed standards applicable to the classification of “high and new technology enterprises” status, was promulgated. Currently nine of our subsidiaries and our PRC-affiliated entity have been approved and classified as “high and new technology enterprises”. Each approval is valid for three years conditional upon successfully meeting criteria and filing requirements on an annual basis, and each classified entity can then apply to renew for an additional three years provided their business operations continue to qualify for the new high and new technology enterprise, or HNTE, status. However, as the procedures for obtaining classification as an HNTE are very complicated and time consuming, and the standards for classification as a HNTE are not easy to achieve, we cannot assure you that our entities currently classified as an HNTE will continue to be classified as such.

China’s legal system has inherent uncertainties that could materially and adversely affect us.

We are a holding company, and we conduct our business primarily through our subsidiaries and PRC-affiliated entity incorporated in China. We and our subsidiaries are generally subject to laws and regulations applicable to foreign investment in China. We depend on our PRC-affiliated entity to honor its agreements with us. Most of our contractual arrangements with our PRC-affiliated entity are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in China.

China’s legal system is based upon written statutes. Prior court decisions may be cited for reference but are not binding on subsequent cases and have limited value as precedents. Since 1979, the Chinese legislative bodies have promulgated laws and regulations dealing with economic and other matters such as foreign investment, corporate organization and governance, commerce, taxation, trade and education. However, China has not developed a fully integrated legal system and the array of new laws and regulations may not be sufficient to cover all aspects of economic and other activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, published governmental policies and internal rules may have retroactive effect and, in some cases, the policies and rules are not published at all. As a result, we may be unaware of our violation of these policies and rules until some time later. See “—Risks Related to China’s Regulation of the Education and Telecommunication Sectors and Our Corporate Structure—If the PRC authorities determine that our organizational structure for operating our business does not comply with PRC regulations, we could be subject to sanctions, including being required to discontinue all or a portion of our business.”

Regulation and censorship of information disseminated over the Internet in China may adversely affect our business and subject us to liability for information linked to our websites.

The PRC government has adopted regulations governing Internet access and the distribution of news and other information over the Internet. Under these regulations, ICPs and Internet publishers are prohibited from posting or displaying over the Internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide Internet content and other licenses and the closure of the concerned websites. In the past, failure to comply with these requirements has resulted in the closure of websites found to be in violation of these regulations. The website operator may also be held liable for such censored information displayed on or linked to the website. There have been instances in which the PRC government has blocked the access in China to the websites of foreign universities as a result of its concern with regard to the content on such sites, and the same actions could be taken against websites of the online degree programs for which we provide services and derive revenue, as well as our online tutoring program’s website and other websites that form part of our business. In addition, the MII has published regulations that subject website operators to potential liability for content displayed on their websites and the actions of users of their systems, including liability for violations of PRC laws prohibiting the dissemination of socially destabilizing content. The Ministry of Public Security can order any local Internet service provider to block any Internet website at its sole discretion. From time to time, the Ministry of Public Security has stopped Internet dissemination of information that it believes to be socially destabilizing. The State Secrecy Bureau can also block any website leaking state secrets or failing to meet the relevant regulations relating to the protection of state secrets in the dissemination of online information.

If PRC regulatory authorities determine that any of our websites or the websites of our university partners providing online degree programs is in violation of law or policy and takes action to close any such website or impose other sanctions, our business, financial condition and results of operations would be materially and adversely affected.

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

We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, the majority of our directors and executive officers and some of the experts named in this annual report reside within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon us, our directors or executive officers or upon some of the experts named in the annual report. In addition, it may be difficult or impossible to bring an original action against us or our directors or executive officers in a PRC court if rights have been infringed under the U.S. federal securities law or otherwise. Moreover, we have been advised that China does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts.

Higher rates of inflation and rising costs in the PRC may adversely affect our business and our profitability.

The Chinese economy has been experiencing significant growth, leading to inflation and increased costs. According to the National Bureau of Statistics of China, the annual average percent change in the consumer price index in China was an increase of 5.5% in 2011. China’s overall economy and the various costs in the PRC are expected to continue to grow. Although we were not materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments in RMB, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China. Continuing increases in China’s inflation and material increases in various costs may diminish our competitive advantage, our profitability and results of operations could be materially and adversely affected.

Governmental restrictions of currency conversion may limit our ability to receive and use our revenue or financing effectively.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Substantially all of our revenue and expenses are denominated in Renminbi, which is currently not freely convertible to the extent of capital account items, such as direct equity investments, loans and repatriation of investment. Under our current structure, substantially all of our income will be derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends to us, or otherwise satisfy their foreign currency dominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions and interest payments, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, the PRC government may in the future restrict access to foreign currencies for current account transactions. If we are unable to obtain sufficient foreign currency under the PRC foreign exchange control system to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Foreign exchange transactions by our subsidiaries in China under the capital account continue to be subject to significant foreign exchange controls and require the approval of, or registration with, PRC governmental authorities. In particular, if our subsidiaries in China borrow foreign currency loans from us or other foreign lenders, these loans must be registered with the SAFE, and if we finance them by means of additional capital contributions using, for instance, proceeds from our initial public offering these capital contributions must be approved or registered by certain government authorities including the appropriate offices of SAFE and the Ministry of Commerce. These limitations could affect the ability of these entities to obtain foreign exchange through debt or equity financing, and could adversely affect our business and financial condition.

The fluctuation of the Renminbi may materially and adversely affect your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. Since July 2005, the Renminbi is no longer pegged solely to the U.S. dollar. Instead, its value is measured against a basket of currencies, determined by the People’s Bank of China. For example, on August 26, 2008, the Renminbi appreciated against the U.S. dollar to approximately RMB6.78 to US$1.00, representing an upward revaluation of 0.99% of the Renminbi against the U.S. dollar, as compared to the exchange rate on the previous day. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the future. As of April 20, 2012, the Renminbi per U.S. dollar exchange rate was RMB 6.3080 to US$1.00. Fluctuations in the exchange rate will also affect the relative value of any dividend we may issue, and earnings from and the value of any U.S. dollar-denominated investments we make in the future.

Limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

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

Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to acquire PRC companies or inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise materially and adversely affect us.

The SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies in October 2005, which became effective in November 2005, and an implementing rule in May 2007, collectively the SAFE Rules. According to the SAFE Rules, PRC residents, including both legal persons and natural persons and PRC citizens and foreign citizens who reside in China, are required to register with the SAFE or its local branch before establishing or controlling any company outside China, referred to in the SAFE rules as an “offshore special purpose company,” for the purpose of financing that offshore company with their ownership interests in the assets of or their interests in any PRC enterprise. In addition, a PRC resident that is a shareholder of an offshore special purpose company is required to amend its SAFE registration with the local SAFE branch with respect to that offshore special purpose company in connection with the injection of equity interests or assets of a PRC enterprise in the offshore company or overseas fund raising by the offshore company, or any other material change in the capital of the offshore company, including any increase or decrease of capital, transfer or swap of share, merger, division, long-term equity or debt investment or creation of any security interest. The SAFE Rules apply retroactively. As a result, PRC residents who have established or acquired control of offshore companies that have made onshore investments in China in the past were required to complete the relevant registration procedures with the competent local SAFE branch. If any resident of China failed to file its SAFE registration for an existing offshore entity, any dividends remitted by the onshore entity to its overseas parent since April 21, 2005 will be considered to be an evasion of foreign exchange purchase rules, and the payment of the dividend will be illegal. As a result of any illegal action of this type, both the onshore entity and its actual controlling person(s) can be fined. In addition, failure to comply with the registration procedures may result in restrictions on the relevant onshore entity, including prohibitions on the payment of dividends and other distributions to its offshore parent or affiliate and capital inflow from the offshore entity. PRC resident shareholders of the offshore entity may also be subject to penalties under PRC foreign exchange administration regulations.

We have asked our shareholders and beneficial owners who are PRC residents to make the necessary applications and filings as required under Notice 75 and other related rules. However, due to uncertainty concerning the reconciliation of Notice 75 with other approval or registration requirements, it remains unclear how Notice 75, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We will attempt to comply, and attempt to ensure that our shareholders and beneficial owners who are subject to these rules comply, with the relevant requirements. However, we cannot provide any assurances that all of our shareholders and beneficial owners who are PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by Notice 75 or other related rules. In addition, certain of the holders of options to purchase our ordinary shares are PRC residents. It is unclear under the SAFE Rules whether these option holders would be deemed to be beneficial owners of our company for purposes of these rules as a result of holding these options. The failure or inability of our PRC resident shareholders or beneficial owners to register with the SAFE in a timely manner pursuant to the SAFE Rules, or the failure or inability of any future PRC resident shareholders or beneficial owners to make any required SAFE registration or comply with other requirements under the SAFE Rules, may subject these shareholders or beneficial owners to fines or other sanctions and may also limit our ability to contribute additional capital into or provide loans to our PRC subsidiaries, limit our PRC subsidiaries’ ability to pay dividends to us, repay shareholder loans or otherwise distribute profits or proceeds from any reduction in capital, share transfer or liquidation to us, or otherwise adversely affect us.

We may be subject to fines and legal sanctions imposed by SAFE, State Administration of Taxation or other PRC government authorities if we or our employees who are “domestic employees” fail to comply with recent PRC regulations relating to employee stock options granted by offshore listed companies to PRC citizens.

In February 2012, the SAFE issued the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, or the Stock Incentive Plan Rule. Under the Stock Incentive Plan Rule, “domestic individuals,” which generally include both PRC residents and non-PRC residents who reside in the PRC for a continuous period of not less than one year, granted shares or share options by an overseas-listed company according to its stock incentive plan are required to register with the SAFE and complete certain other procedures related to the stock incentive plan. Such domestic individuals must also retain an overseas entrusted institution to administer matters in connection with the exercise of stock options and purchase and sale of stocks. Our employees and consultants who constitute “domestic individuals” and have been granted shares became subject to the Stock Incentive Plan Rule when we became an overseas listed company upon the completion of our initial public offering. If we or our employees and consultants who constitute “domestic individuals” and have been granted shares fail to comply with the Stock Incentive Plan Rule, we and/or such employees and consultants may be subject to fines and other sanctions. We may also face regulatory uncertainties restricting our ability to adopt additional option plans for our directors and employees under PRC law. In addition, the Ministry of Finance and State Administration of Taxation issued the Issues Relevant to the Levy of Individual Income Tax on the Income from Stock Option of Individuals Circular or Caishui [2005] No. 35, which was effective as of July 1, 2005. Under this rule, enterprises in China that operate stock option schemes as the withholding agent for individual income tax should submit certain information to the competent tax authority and fulfill the obligations for withholding and making payment of individual income. As an offshore listed company, we and our PRC employees may be subject to fines and legal sanctions imposed by the SAFE, State Administration of Taxation or other PRC government authorities, if they determine that we fail to comply with the relevant requirements. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation of Foreign Currency Exchange and Dividend Distribution—SAFE regulations on overseas investment of PRC residents and employee stock options.”

PRC laws and regulations establish more complex procedures for some acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

PRC laws and regulations, such as the M&A Rules, the Anti-Monopoly Law and the MOFCOM Security Review Rules, established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from the MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. PRC laws and regulations also require certain merger and acquisition transactions to be subject to merger control review or security review. The MOFCOM Security Review Rules, effective from September 1, 2011, further provide that, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to the security review by the MOFCOM, the principle of substance over form should be applied and foreign investors are prohibited from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. If the business of any target company that we plan to acquire falls into the ambit of security review, we may not be able to successfully acquire such company either by equity or asset acquisition, capital contribution or through any contractual arrangement. We may grow our business in part by acquiring other companies operating in our industry. Complying with the requirements of the relevant regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

We face uncertainties with respect to application of the Circular on Strengthening the Administration of Enterprise Income Tax for Share Transfer of Non-PRC Resident Enterprises.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the State Administration of Taxation on December 10, 2009, where a foreign investor transfers the equity interests of a PRC resident enterprise indirectly via disposition of the equity interests of an overseas holding company, or an “Indirect Transfer,” and such overseas holding company is located in a tax jurisdiction that (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the foreign investor shall report the Indirect Transfer to the competent tax authority. The PRC tax authority will examine the true nature of the Indirect Transfer, and if the tax authority considers that the foreign investor has adopted an “abusive arrangement” in order to avoid PRC tax, it may disregard the existence of the overseas holding company and re-characterize the Indirect Transfer and as a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the competent tax authority has the power to make a reasonable adjustment to the taxable income of the transaction. Circular 698 is retroactively effective from January 1, 2008. Although several issues related to Circular 698 were clarified through the Public Notice dated March 28, 2011 by the State Administration of Taxation, there is little guidance and practical experience regarding the application of this tax circular. In recent cases, some intermediary holding companies were actually looked through by the PRC tax authorities, and consequently the non PRC resident investors were deemed to have transferred the PRC subsidiaries and PRC corporate taxes were assessed accordingly. It is possible that we or our non-resident investors may become at risk of being taxed under Circular 698 and may be required to expend valuable resources to comply with Circular 698 or to establish that we or our non-resident investors should not be taxed under Circular 698, which may have an adverse effect on our financial condition and results of operations or such non-resident investors’ investment in us.

Risks Related to Our ADSs

The market price for our ADSs may be volatile.

The market price for our ADSs is highly volatile and may be subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results;

•	announcements of new services by us or our competitors;

•	changes in financial estimates by securities analysts;

•	changes in the business, regulatory and other conditions in the education services market in China;

•	significant acquisitions, strategic partnerships, collaborative alliances or capital commitments by us or our competitors;

•	additions or departures of key personnel;

•	termination or release of lock-up or other transfer restrictions on our outstanding ADSs or ordinary shares or sales of additional ordinary shares or ADSs;

•	potential litigation or regulatory investigations;

•	general economic or political conditions in China;

•	price fluctuations of publicly traded securities of other PRC-based companies engaging in similar businesses; and

•	general economic, business and other market conditions in the global economy.

In addition, a number of PRC companies and companies with substantial operations in China that offered and sold securities in the United States have experienced significant volatility in their share prices after their initial public offerings due to market fluctuations and other issues. Furthermore, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

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

We believe that our current cash and cash equivalents, term deposits and anticipated cash flows from operations will be sufficient to meet our presently anticipated cash needs through the end of fiscal year 2012. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We have no current plans to undertake or secure any such equity or debt financing, and we can provide no assurance that any such financing would be available in amounts or on terms acceptable to us, if at all.

You may not be able to exercise your right to vote.

As a holder of ADSs, you may only exercise voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement between us and The Bank of New York, the depositary of our ADSs. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying ordinary shares in accordance with your instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw the shares from the depositary. Under our sixth amended and restated memorandum and articles of association, the minimum notice period required for convening general shareholders’ meetings is ten days. When a general shareholders’ meeting is convened, you may not receive sufficient advance notice to withdraw the shares to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and the shares underlying your ADSs may not be voted as you requested.

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

We are a company incorporated under the laws of the Cayman Islands, and our corporate affairs are governed by our memorandum and articles of association, the Cayman Islands Companies Law (Revised), or the Companies Law, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by noncontrolling shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands, as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities and companies laws as compared to the United States, and some U.S. states, such as Delaware, which have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

Our holding company, ChinaEdu Corporation, was incorporated as an exempted company in the Cayman Islands with limited liability on September 6, 1999 and began our online degree program services business in the same year, providing services to Renmin University of China. Since our inception, we have rapidly grown our online degree program services business and have added three new business lines through a series of acquisitions in 2005 (online tutoring, private primary and secondary schools and international curriculum services) and in 2006 (vocational post-secondary international curriculum programs).

On December 14, 2007, we and certain selling shareholders of our company completed an initial public offering of 6,820,000 ADSs representing 20,460,000 of our ordinary shares. Our ADSs are listed on the NASDAQ Global Market under the symbol “CEDU”.

Our principal executive offices are located at 4th Floor-A, GeHua Building, No. 1 Qinglong Hutong, Dongcheng District, Beijing, 100007, the People’s Republic of China. Our telephone number at this address is 86-10-84186655. Our registered office in the Cayman Islands is located at the offices of Codan Trust Company (Cayman) Limited at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.

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

For a description of our principal capital expenditures, see “—D. Property, plants and Equipment” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures”.

B.	Business Overview

We are a leading educational services provider in China, incorporated as an exempted limited liability company in the Cayman Islands. Established in 1999, our primary business is to provide comprehensive services to the online degree programs of leading Chinese universities. These services include academic program development, technology services, enrollment marketing, recruiting, student support services and finance operations, which entail accounting, treasury, financial analysis, accounts receivables and accounts payable services for online degree programs. Our other lines of businesses include online tutoring services, the operation of private primary and secondary schools, and marketing and support for international and elite curriculum programs. We believe we are the largest service provider to online degree programs in China in terms of the number of higher education institutions that we serve and the number of students enrolled in the online degree programs that we serve.

We currently provide technical, recruiting and other services to 26 universities with online degree programs and provide services and support to eight additional universities that are awaiting regulatory approval to launch their online programs. Of these 34 universities, 12 of them have entered into collaborative alliances with us, ranging from 10 to 50 years in length. Six of them have entered into technology service agreements with us, ranging from three to twenty years in length. We also perform recruiting services through our nationwide learning center network for 22 universities, including six with which we have either established collaborative alliances or entered into technology service agreements. As of December 31, 2011, there were approximately 356,000 revenue students in the online degree programs that we serve. A revenue student is counted when a student makes a payment in the semester. These online degree programs are marketed under the brand names of these leading Chinese universities, which allow us to benefit from the significant brand equity that these higher education institutions have established.

Our business has experienced significant growth since its inception in 1999. This growth has been driven by the increased number of universities that we serve, the increased enrollment of the online degree programs of our university partners and our expansion into other education-related lines of business. We generate our revenue from service fees and tuition payments derived from students who are enrolled in, or served by, our businesses. In addition to our online degree services, we also provide online tutoring, operate private primary and secondary schools and international and elite curriculum services. As of December 31, 2011, we provided services to online degree programs that had an aggregate of approximately 356,000 revenue students, and we served approximately 50,287 revenue students in our other businesses. Our net revenue increased from RMB354.7 million in 2009 to RMB388.8 million in 2010 and further to RMB435.9 million ($69.3 million) in 2011, representing a compound annual growth rate, or CAGR, of 10.9%. Net revenue from our online degree programs contributed 80.4%, 79.7% and 79.6% of our total net revenue for 2009, 2010 and 2011, respectively.

We generated RMB79.4 million in income from operations for 2009, which further increased to RMB82.0 million for 2010 and to RMB62.9 million ($10.0 million) for 2011. Our net income attributable to ChinaEdu Corporation shareholders increased from RMB34.8 million for 2009 to RMB39.3 million for 2010 and to RMB16.8 million ($2.7 million) for 2011.

Our Strengths

We believe that we possess the following competitive strengths:

•	Market leadership and proven track record. We are one of the market leaders in the education services market in China due to our early mover advantage, proven track record and delivery of innovative services that are in high demand. We believe we are the leading company in China providing comprehensive services and technological and operational support to Chinese universities with online degree programs, both in terms of the number of higher education institutions that we serve and the number of students enrolled in the online degree programs that we serve. Our experienced management team, established technology platform and capabilities, operational expertise and content portfolio allow us to effectively attract and retain customers as well as identify new opportunities in the private education market.

•	Substantial knowledge of our customers and the Chinese education market. Through our 12-year operating history, early efforts to develop an online technology platform and comprehensive service offering for Chinese universities, we have acquired substantial knowledge of the Chinese education market and the needs of its consumers. As we have expanded our service offerings, we are able to take advantage of our market knowledge to address additional areas in which we believe we can leverage our experience, processes and technology to meet the needs of the market. As a result, we have expanded our business to include an online tutoring platform, the operation of private primary and secondary schools and the distribution and support of international and elite curriculum.

•	Provider of premier services for online degree programs. We believe our products are positioned as attractive choices for both academic institutions and students. We have provided comprehensive services and support to universities for their online degree programs since 1999. Our service model and technology platform have proven to be successful, as demonstrated by our leading position in terms of number of institutions served. In addition, we have developed a wide array of proprietary courseware, from which we have tailored approximately 1,706 courses for our university partners based on their individual requirements. Many of these courses can be used as a base from which we can develop similar courses for new university partners, thus enabling us to benefit from economies of scale. We use this service model with our reliable technology platforms, comprehensive library of courseware and operational and marketing expertise to help universities achieve their academic and financial goals.

•	Experienced management team with proven track record. We have an experienced management team with an average of over 13 years of experience in either the education services industry or the online services industry. We have recruited and retained strong leaders with proven skills to serve in key positions within our management team, and our team members collectively possess substantial experience in education, technology, marketing and finance.

•	After school online tutoring expertise. We believe our 101 online school, which holds a 16-year proven track record, is the earliest established K-12 after school online tutoring platform in China. Our online tutoring program boasts broad educational resources including the country’s most extensive online education content bank as well as an unrivalled expertise in online teaching that includes a standing network of approximately 12,210 part-time and full-time front-line teachers. Our online tutoring platform, along with our rich experience in K-12 after school tutoring, enables us to further penetrate both the K-12 after school tutoring market as well as the K-12 online tutoring market with a greater chance of success.

Our Strategy

As the Chinese economy continues its growth, individual purchasing power in China has increased significantly. This factor, combined with dramatic developments in technology in the past decade, position us favorably as we launched a series of high-end products intended to engage students in interactive learning. To harness the opportunities brought by a strong economy and continual technological advances, our strategy consists of the following key elements across our business segments:

Online Degree Programs:

•	Expand the penetration of our online degree program services. We plan to take advantage of our established leadership position and track record to further penetrate the online degree market by increasing the number of universities that use our services and by helping our existing university partners increase enrollment in their current programs. We continuously and actively target new universities to become our partners for their online education programs. Additionally, we plan to help our existing university partners increase enrollment in their online programs by helping them expand their course offerings, improve marketing and recruitment initiatives and reduce student attrition. We continually strive to enhance our technology platform to improve the online learning experience for university students.

•	Expand our network of learning centers. We established our learning center network in 2008 to strengthen our ability to assist our customers with recruitment and enhance the service quality of our online degree programs. We currently have 105 learning centers. We believe these learning centers allow us to significantly enhance our brand recognition, increase our access to potential students for online degree programs and thereby allow us to enhance our profitability. We are also actively pursuing strategic relationships with potential university partners to provide learning center services to their online degree programs in the future.

K-12 Programs:

•	We seek to advance our K-12 programs by further improving our online tutoring business. Whether online or offline, the K-12 market allows us to leverage our core competencies: harnessing technological advancement, content creation and teaching expertise. In our online tutoring program, we plan to improve our products to make them more interactive and to allow them to take full advantage of all the newest terminal delivery systems such as tablets, smart phones and other web-enabled platforms. In our offline programs, we also strive to make our experiences as interactive as possible by designing courses that focus on students and by giving our experienced teaching staff flexibility in preparing curriculum to meet the needs of students today. Additionally, to keep pace with growing demand for high-end K-12 programs, we continue to offer boost programs and test preparation courses for students on the Gao Kao Track. Students on the Gao Kao Track are mainly served by our 101 online services and products designed to achieve score-driven results. We believe our extensive experience in K-12 programs, our strong sales channels and research and development team and our planned improvements to our customer service will increase the market appeal of our online and offline K-12 programs.

Whole company:

•	Develop new products and services that further enhance the learning experience of existing students and attract new students. We plan to increase our research and development efforts to develop new products and services for our online tutoring and online degree programs to introduce more robust online learning programs that will enhance our students’ learning experience and improve their sense of community when they use our programs. We further plan to enhance our online tutoring programs by recruiting additional high quality teachers, expanding our program curriculum and incorporating more interactive technology to increase student usage and retention for our programs.

•	Pursue strategic acquisitions. We have previously made a number of strategic acquisitions to broaden our service offerings and to expand into additional segments of the Chinese educational market. We will continue to seek and evaluate acquisition opportunities that are complementary to our existing lines of business or can further expand the services that we provide to customers.

•	Continue to strengthen our brand name and our reputation. As we move towards becoming a more consumer-driven business, we will focus on continuing to build our brand name and reputation among existing customers, other Chinese and foreign education institutions as well as students, teachers and parents. We believe that building our brand and reputation will allow us to attract new schools and students to our expanding business lines. We have been increasing our marketing activities by launching public relations campaigns designed to reach a broader group of teachers and parents and increase awareness of our brand among university management teams.

•	Aggregate educational contents and integrated standards. We believe that the education industry must build an extensive amount of content and create common standards for the electronic delivery of educational content. We intend to work towards aggregation of third-party content and the development of these standards to support the expansion of our online programs and ensure that end-users, including the owners of tablets and other web-enabled devices, will be able to access our content.

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

Online Degree Programs

Our primary business is to assist universities in China in the establishment, operation and expansion of their online degree programs. We currently provide technical, recruiting and other services for the online degree programs of 26 universities and provide technology support services to eight additional universities that are currently awaiting regulatory approval to launch their online degree programs. These online degree programs had approximately 356,000 revenue students as of December 31, 2011. The online degree programs we currently service offer a wide range of associate and bachelor’s degree programs, including, but not limited to, accounting, marketing, finance, business administration, international business, law, civil engineering, education, computer science, literature, project management, marketing and administrative management. These online degree programs primarily target working adults who have sufficient economic means to support their studies and who value the flexibility of a self-paced online education. In 2009, 2010 and 2011, we generated 80.4%, 79.7% and 79.6%, respectively, of our net revenue from our online degree program services business.

Online degree programs in China must be approved by the MOE. At present, 67 universities in China have received approvals from the MOE to operate online degree programs, as well as the China Central Radio and TV University, which functions primarily as a distance learning facility. The China Central Radio and TV University delivers its courses to students primarily over satellite and television, and we believe it currently does not compete with the other 67 universities in the online degree program market. As of December 31, 2011, most of these 67 universities had registered students in their online degree programs. Students registered in online degree programs can pursue either associate degrees or bachelor’s degrees and must generally prepay tuition for a minimum number of credits upon initial enrollment, which can be applied to credits sought in subsequent semesters. The total number of credits required to graduate from an online degree program offered by these universities generally ranges from 80 credits for associate degrees to 160 credits for bachelor’s degrees. Tuition per credit ranges from approximately RMB60 to RMB210, and is subject to the review and approval of the pricing administration authority and filing with the relevant education authority.

Our network of brick and mortar learning centers assist universities with a number of functions that are vital to their online degree programs, including marketing, enrollment administration, student services and tuition collection. Learning centers also provide a location to offer academic review sessions and technical support to students. Having learning centers with an actual physical location is complementary to online distance learning, since they facilitate face-to-face tutorial sessions, student consultations and course material distribution. Learning centers also ensure the integrity of examinations. For example, entrance exams and final exams are conducted on site at the learning centers, allowing supervised testing to occur in controlled environments.

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

Our Services

Through collaborative alliances and other revenue-sharing arrangements, we offer comprehensive services to our university partners, including academic program development, technology services, enrollment marketing, recruiting, student support services and finance operations, which entail accounting, treasury, financial analysis, accounts receivable and accounts payable services for online degree programs. We also provide initial capital resources to establish their online degree programs. We believe we are the only service provider in China that offers a comprehensive set of services to online universities that supports virtually all aspects of a student’s progression through an online degree program. Through these services, we enable our university partners to quickly establish an online degree program that offers a high level of service and to significantly expand or improve their business initiatives with minimal initial investment. Our strategic relationships with universities are based upon long-term contracts that generally vary in length from 10 to 50 years.

Academic Program Development. The development of an academic program entails the design and development of instructional materials, multimedia learning materials and quality assurance processes. The overall development time for a single course can range from as little as three weeks to as long as four months, depending on the subject matter and complexity of the course materials. To date, we have developed approximately 1,706 online courses for our university partners, all of which are proprietary to us or to our university collaborative alliances. As such, many of our existing courses can be used as a basis to develop similar courses when we add new university partners, thus enabling us to benefit from economies of scale.

Technology. Our technological capabilities consist of a series of proprietary systems and tools, including our Learning Management System, or LMS, which enables online degree programs to manage the entire student life cycle from application to graduation by providing system support to students and daily management processes to the university staff. We believe that our LMS is one of the most advanced management systems in the market. This system manages courseware, including multimedia lectures, assignments and quizzes, and provides management information tools to support course offerings. We also provide certain customers a learning content creation and management system, which enables the team working on courseware development to bring the courseware from the concept and design stage to production and implementation. Our technology also supports an interactive, community-based learning environment through chat rooms, online forums and bulletin board systems. We also provide and support all of the hardware and software requirements of our online degree university partners.

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

Recruiting Services. We currently offer recruiting services through our learning center network, which consists of 105 learning centers, for 22 university partners, including six with which we have either established collaborative alliances or entered into technology service agreements. The learning centers perform a number of essential functions such as marketing, enrollment administration, student services and tuition collection.

Structure and Revenue Model

Our relationships with our university partners are structured as collaborative alliances, technology service arrangements and recruiting service agreements.

Collaborative Alliances. Our relationships with 12 of our university partners, including five universities seeking regulatory approval for their online degree programs, are structured as collaborative alliances. In our collaborative alliance structures, we establish a collaborative alliance with the university (or a commercial subsidiary of the university), which in turn provides services and support to the university’s online degree program. The collaborative alliances with our university partners have terms ranging from 10 to 50 years and are exclusive. We have a majority interest in each of these collaborative alliances and treat them as our consolidated subsidiaries. We are generally responsible for contributing the initial capital required for the establishment and startup of the collaborative alliances, which has historically ranged from approximately RMB0.8 million to approximately RMB20.0 million. Our university partner pays to the collaborative alliance a service fee equal to a portion of its tuition receipts from its online degree program, after deducting certain operating expenses, administrative fees paid by our university partners, including fees paid to learning centers, refunds paid to students and, in some cases, licensing or technical consulting fees paid to us.

Technology Service Agreements. We have also entered into technology service agreements with six of our university partners, including three universities which are seeking regulatory approval for their online degree program. Upon their receipt of approvals to operate an online degree program, we will establish a collaborative alliance with one of the three universities to serve its online degree program. Pursuant to these agreements we provide technology services to support each respective university’s online degree program for a fixed period of time. We receive service fees equal to an agreed portion of tuition collected by the university from students in their online degree programs. The amount of service fee is based on a negotiated formula, which may factor in the program’s total enrollment or number of students registered from certain geographic territories. We recognize revenue from providing technology services when persuasive evidence of an agreement exists, delivery of the services has occurred, the fee is fixed or determinable, and collectability is probable.

Recruiting Service Agreements. We have also entered into recruiting service agreements with 22 university partners including six which we have established collaborative alliances or entered into technology service agreements. Pursuant to these agreements, we provide recruiting services and technology support through our network of learning centers for a period of time, generally ranging from two to five years. We receive service fees, which are subject to annual negotiations, equal to an agreed portion of the tuition collected by the learning centers on the universities’ behalf.

University Partners

The number of revenue students in the online degree programs we service has grown rapidly, from approximately 192,000 revenue students as of the end of 2007 to approximately 356,000 revenue students at our 34 existing university partners as of the end of 2011. In 2009, 2010 and 2011, 63.6%, 58.4% and 55.8%, respectively, of our net revenue was derived from our services to our five largest online degree program customers. Our three largest customers, Chongqing University, Renmin University of China, China Agricultural University accounted for 13.1%, 13.0%, and 11.3%, respectively, of our net revenue in 2011.

Type of Structure	Number of University Partners		Contract term
Collaborative Alliances	12	(including 5 waiting for approval)	generally ranging from 10 to 50 years
Technology Service Agreements	6	(including 3 waiting for approval)	generally ranging from 3 to 20 years
Recruiting Service Agreements	22	(including 6 which we have established collaborative alliances or entered into technology service agreements)	generally ranging from 2 to 5 years
Total	34	(excluding 6 which we have established collaborative alliances or entered into technology service agreements)

The following map shows the location of our university partners:

Central University of Finance and Economics
Beijing Language and Culture University
Beijing Foreign Studies University
China Agricultural University
Beijing Jiaotong University
Renmin University of China
Beijing Forestry University
Peking University
Hebei Medical University
Jilin University
Northeast Normal University
Dongbei University of Finance and Economics
Shanxi Normal University
Nanjing University
Jiangsu University
Jiangnan University
Shanghai Normal University
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

We employ a business development team to establish new relationships with universities, including those with existing online programs and others interested in developing online programs. We are in continuous discussions with additional universities regarding their online programs.

A university’s relationship, as well as our relationship, with learning centers is essential to marketing online degree programs to students. Learning centers assist online programs with a number of vital functions, including recruitment, marketing and providing student services for such programs. To create a nationwide physical presence and to strengthen our sales network, we have assisted our university partners in developing relationships with approximately 541 learning centers, which cover most major cities in China. We provide learning centers student support training and assist in their recruiting efforts. The relationships between learning center operators and the universities are typically non-exclusive, and the majority of the learning centers are owned and operated by independent third parties.

In 2008, we established our learning center network, which currently consists of 105 learning centers. We believe that these learning centers will allow us to significantly enhance our brand recognition, increase access to potential students for online degree programs and enhance our profitability. We are also actively seeking to establish strategic relationships with potential online degree program customers.

Competition

There are three main components of competition within the online degree program market: (i) competition among service providers to attract and retain additional university partners; (ii) competition among online degree programs to enroll students; and (iii) competition between our learning center network and other national learning center networks. We currently serve 26 out of the 67 universities that have been approved to offer online degree programs in China, and we have contracted with eight additional universities that are awaiting regulatory approval to launch their programs. There are 41 other universities currently offering online degree programs that either independently run their programs or outsource services for their programs to other service providers. Several companies offer services that compete with our service offerings generally on a service-by-service basis. We compete with these companies primarily on the scope and quality of our service offerings, and to a lesser extent, price.

The online degree programs that we service must compete with other online programs, as well as with other education and training programs, for student enrollment. Student recruitment for online degree programs relies heavily on learning centers, which may have relationships with multiple universities and simultaneously recruit on behalf of multiple online degree programs. As a result, the online degree programs that we support may face considerable competition in recruiting students through learning centers.

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

Online Tutoring Programs

We provide online tutoring and test preparation services to primary and secondary school students in China through a separately branded program known as the “101 Distance Learning Center” or the “101 Online School”. Founded in 1996, the 101 Online School has developed a strong reputation as a valuable learning tool among students and teachers alike. The 101 Online School is a leading online tutoring education website in China for elementary school, middle school and high school students with approximately 1.6 million users as of December 31, 2011. The website for our 101 Online School is www.chinaedu.com.

As of December 31, 2011, the 101 Online School served approximately 39,347 revenue students. In 2009, 2010 and 2011, we generated 5.5%, 6.1% and 5.9%, respectively, of our net revenue from the 101 Online School through subscription fees paid by students for online tutoring services.

Using our proprietary e-learning platform, the 101 Online School provides interactive tutoring services to primary and secondary school students in virtually all offered academic subjects. Our online tutoring and test preparation services also assist secondary school students in preparing for key examinations administered in China, including the national college entrance examination. All of the tutoring and test preparation materials used by our 101 Online School are developed by qualified teachers and subject to review by our quality control staff. By providing tutoring and test preparation services online, the 101 Online School makes the tutoring and test preparation process more convenient and accessible for students, especially those with limited access to traditional tutoring or test preparation services. In addition, we continue to innovate new services designed to attract and retain students for our 101 Online School. In 2009, we began hiring a team to develop our 101 tutor question and answer product for students. Since then, our user traffic has grown dramatically, and up through December 31, 2011, the highest daily page view has reached approximately 669,000. The number of certified teachers who provide answers to inquiries posted on 101 Online School reached approximately 12,210 as of December 31, 2011. Most students are attracted to our platform through word of mouth and other promotions.

We currently market our 101 Online School through regional third-party distributors and our own sales centers in Beijing, Tianjin and other cities and provinces in China. Approximately 234 distributors located in major cities in China purchase bulk subscriptions to our 101 Online School and resell these subscriptions to students. Bulk subscription sales to distributors accounted for 50.4%, 57.8% and 53.3% of our 101 Online School revenue in 2009, 2010 and 2011, respectively.

Private Primary and Secondary Schools

The market for private primary and secondary schools in China is growing rapidly. We believe that private primary and secondary schools will play an increasingly important role in providing quality education in China, particularly to the children of the emerging middle class. Parents in China, as in the rest of the world, are continuously searching for the best educational solutions for their children. We believe the private primary and secondary school business represents a compelling business opportunity for us. Our primary and secondary schools generated 8.6%, 10.6% and 11.4% of our net revenue in 2009, 2010 and 2011, respectively.

Anqing Foreign Language School

Through our PRC-affiliated entity, Hongcheng Education, we have operated the Anqing Foreign Language School, or the Anqing School, since 2005. The Anqing School is a K-12 private school, which is regarded as one of the leading schools in the market that it serves and is especially well known for its English language program and foreign English language teachers. We completed construction of a new campus in 2010, which approximately doubled the capacity of the school and enabled us to expand the breadth of courses offered. During the 2009-2010 academic year, the Anqing School had an enrollment of approximately 3,500, which increased to approximately 4,900 students during the 2010-2011 academic year. During the 2011-2012 academic year, the Anqing School had an enrollment of approximately 6,285 students.

Pingdingshan Bilingual School

Through Hongcheng Education, we acquired all of the rights and interests in the Pingdingshan Bilingual School, or Pingdingshan School, in 2005. The Pingdingshan School is a K-9 private school in Pingdingshan, Henan province. The Pingdingshan School is regarded as one of the leading schools in its market. In 2009, we completed the construction of a new building and other facility improvements. During the 2009-2010, 2010-2011 and 2011-2012 academic years, the Pingdingshan School had an enrollment of approximately 1400, 1600 and 2,849 students, respectively.

Jingzhou School (Southern Campus)

Through Hongcheng Education, we acquired the rights to construct a new private secondary school, Jingzhou School (Southern Campus), for students in grades 9-12 in Jingzhou, Hubei province in 2005. The Jingzhou School (Southern Campus) was intended to be established as a partnership with Jingzhou High School. We, our partner, Jingzhou High School, and a noncontrolling shareholder own 54.4%, 25% and 20.6% of the new school, respectively. Under the cooperation agreement between Hongcheng Education and Jingzhou High School, we undertook the construction of the new campus and Jingzhou High School would contribute its brand as well as management and teaching resources to the school. We initially planned to complete construction of the new campus by the fall 2006 recruiting season. We have, however, encountered delays that have increased construction costs. As a result, we cannot assure you that we will be able to begin construction in the near future, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may not be able to successfully execute future acquisitions or efficiently manage the businesses we have acquired to date or may acquire in the future.”

International and Elite Curriculum Programs

We distribute and support English language programs to secondary schools and international polytechnic programs to vocational schools in China. We provide all-inclusive services to support these programs, including program development and implementation, teacher recruitment and administration, and other ancillary services. We generate revenue based on the enrollment fees students pay to the participating schools with whom we have entered into revenue sharing arrangements, based either on a fixed fee per student or a percentage of the enrollment fee per student. To keep pace with the growing demand for high-end programs, we introduced U.S. college prep courses and K-12 Elite program at the end of 2010. In this new program, we assist students in preparation for university entrance exams and provide them with a more well-rounded education to make them more attractive to U.S. universities. For the 2009-2010, 2010-2011 and 2011-2012 academic years, respectively, approximately 2,800, 2,240 and 1,806 students respectively were enrolled in the international and elite curriculum programs. In 2009, 2010 and 2011, we generated 5.5%, 3.6% and 3.1%, respectively, of our net revenue from international and elite curriculum services.

The BCIT Program. We entered into an exclusive agreement with BCIT, a leading polytechnic institute in Canada, in February 2006. Through this program, we provide services to BCIT in implementing international post-secondary education programs and market these programs to selected polytechnic colleges in China approved by BCIT from time to time, enabling these colleges to offer up-to-date courses across a wide variety of majors and subjects to their students. We are BCIT’s exclusive service provider in China for these selected polytechnic colleges until 2020. At present, we provide services to the BCIT programs of six polytechnic colleges approved by BCIT to offer these programs. The BCIT program provides a three-year associate degree program to high school graduates seeking international vocational education within a Chinese polytechnic college. Through participating colleges in China, the program offers courses across a wide variety of majors and subjects such as business, computing and information technology, manufacturing, electronics, construction, environment, transportation and health science, all developed by BCIT. The program is unique in that entry-level courses and related course materials are in Chinese, but instruction and course materials for more advanced courses are taught in English.

The Sino-Canadian Class, or SCC, Program. We have provided services to English language programs since September 2005. In February 2009, we entered into a partnership agreement with Howe Sound Secondary School in British Columbia, Canada, to launch a program that we refer to as the SCC program. The SCC program provides secondary schools in China with high-quality English language instruction from native English speakers. Students at schools that participate in the SCC program may choose to be enrolled in the SCC program.

The FEC Program. In 2005, we acquired the right to serve as the exclusive service provider to the English language programs of the Western Institute of Technology at Taranki, or WITT, within China until September 2020. We refer to this program as the FEC program. In 2008, we mutually terminated our agreement with WITT due to ongoing regulatory challenges that have prevented many of our contracted schools from obtaining necessary regulatory re-approvals. Schools that have been receiving support from us under the FEC program, however, can continue to recruit students even after termination of our agreement with WITT if they choose, since all education related support is provided by us. However, we cannot assure you that any or all of the FEC contracted schools will continue to work with us in the future, and our partner schools may face additional challenges obtaining re-approvals for replacing WITT with other overseas education institutions with whom we may partner. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our international curriculum programs, which include our Polytechnic and English language programs, are heavily regulated, and our ability to conduct business in this area is highly dependent on regulatory policies and our compliance with these policies.”

International and Elite Curriculum Programs. We believe rapid growth in demand for study-abroad education provides an attractive opportunity for our International and Elite Curriculum programs. To meet demand, we launched our U.S. College Prep Courses Program and our K-12 Elite Program at the end of 2010. In the U.S. College Prep Courses Program, we offer SSAT, SAT and AP exam preparation classes and arrange for our students to attend bridge courses hosted by our U.S.-partner colleges. All of our U.S.-partner colleges are top ranked and we continue to grow our partner college pool. In the K-12 Elite Program, we look beyond test scores to focus on enrichment in academic and non-academic areas early in a student’s development that, over time, will make the child better-rounded and therefore more attractive to universities in the U.S. Specifically, students in our K-12 Elite Program are offered courses that develop English reading and writing, problem solving, communications, creativity, art, music and athletic skills.

Regulation

The PRC government regulates the education services industry and the provision of Internet content. This section summarizes the principal PRC regulations relating to our businesses.

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

The MOE issued Certain Opinions on the Pilot Program of Supporting Certain Higher Education Institutions to Establish Online Education Colleges to Develop Modern Long-Distance Education in 2000 and Certain Opinions regarding the Enhancement of the Administration of Higher Education Institution Online Education Colleges and the Improvement of Education Quality in 2002 to regulate online higher education. On February 1, 2010, the MOE issued a Circular on the Student Enrollment of Online Degree Education by the Pilot Universities which are Permitted to Operate Online Degree Education, or the 2009 circular, to regulate the recruitment of online degree students. The 2009 circular prohibits universities from recruiting existing full-time students and instructs schools offering online degrees to recruit only working adults for their programs. The 2009 circular also required universities to tighten their admission criteria for their online programs and to improve the quality of their recruiting materials. As of December 31, 2011, 67 universities and colleges had been approved by the MOE to operate online education programs as part of the MOE pilot program. 26 of the universities to which we currently provide, or have entered into agreements to provide, online degree program services are included within the pilot program. Central University of Finance and Economics, Beijing Forestry University, Shanghai University of Finance and Economics, Jiangxi Normal University, Jiangsu University and Zhejiang Normal University, seven other universities that we serve, are not in the pilot program and are currently in the process of applying for the MOE approval to offer online degrees.

To regulate the learning centers that provide services to online degree programs, the MOE issued the Principles on the Establishment and Administration of Modern Distance Education Off-campus Learning Center (Pilot), in January 2002, and, in March 2003, promulgated the Interim Provisions on Administration of Modern Distance Education Off-campus Learning Center. According to these two regulations, learning centers are not authorized to independently carry out activities such as recruiting students, teaching and issuing degrees for modern distance education, all of which must be done in conjunction with the universities offering the degrees. These regulations also require learning centers not to pursue business that is irrelevant to online education services. Each learning center is required to be associated with at least one educational institution or other entity approved by the MOE to provide online education services, and can only provide logistics services for recruitment and examination administration to educational institutions.

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

In February 2007, we received provisional approval from the MOE to operate ten learning centers in the provinces of Beijing, Shanghai, and Jiangsu and Zhejiang for a trial period of up to 18 months. To date, we have established 105 learning centers, of which 55 are proprietary centers and 50 are contracted centers to support the services that we provide for online degree programs. The MOE has not yet issued to us a final approval to operate learning centers on a nationwide basis in China based on the performance and operations of our learning centers during the trial period.

Regulations on Operating Private Schools

The principal regulations governing private education in China consist of the Education Law of China, The Law for Promoting Private Education (2003), The Implementation Rules for the Law for Promoting Private Education (2004) and the Regulations on Chinese-Foreign Cooperation in Operating Schools. These regulations are summarized below.

Education Law of China

The Education Law of China, or the Education Law, was enacted on March 18, 1995. The Education Law sets forth provisions relating to the fundamental education systems of China, including a system of pre-school education, primary education, secondary education and higher education, a system of nine-year compulsory education and a system of education certificates. The Education Law requires the government to formulate plans for the development of education and the establishment and operation of schools and other education institutions. In principle, enterprises, social organizations and individuals are encouraged to operate schools and other types of educational organizations in accordance with PRC laws and regulations. Nevertheless, no school or any other educational institution may be established for profit-making purposes. However, private schools may be operated for “reasonable returns,” as described in more detail below.

The Law for Promoting Private Education (2003) and The Implementation Rules for the Law for Promoting Private Education (2004)

The Law for Promoting Private Education (2003) became effective on September 1, 2003, and its implementing regulations, The Implementation Rules for the Law for Promoting Private Education (2004), became effective on April 1, 2004. Under these regulations, “private schools” are defined as schools established by individuals or private social organizations using private funds. Private schools providing degree education, pre-school education, self-study education and other academic education programs are subject to approval by the education authorities, while private schools engaging in occupational qualification training and occupational skill training are subject to approvals from the authorities in charge of labor and social welfare. An approved private school will be granted an operating permit, and it must be registered with the Ministry of Civil Affairs, or the MCA, or its local counterpart as a privately run non-enterprise legal person. Our private primary and secondary schools that are in operation, the Anqing School and the Pingdingshan School, have obtained operating permits and have been registered with the relevant local office of the MCA.

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

Private education is treated as a public welfare undertaking under the regulations. Nonetheless, investors in a private school may elect to require “reasonable returns” from the schools or not, and they are requested to clearly set forth their election in the articles of association of the school. For schools requiring “reasonable returns”, the amount of reasonable return that can be distributed to investors each year is determined based on a percentage of the school’s “operating surplus,” which is equal to the school’s annual net income less the aggregate amount of donations received, government subsidies, if any, the amount required to be reserved for the school’s development fund and other expenses as required by the regulations. This percentage is determined by the school’s board of directors, which must also be filed with the approval authorities within 15 days from the decision made by the board. However, none of the current PRC laws and regulations provides a formula or other guidelines for determining “reasonable returns.” As for the school not requiring “reasonable returns”, all the assets including but not limited to the operating surplus, donations received, government subsidies shall belong to the school and such school is entitled to the same preferential tax treatment as public schools. The regulations require that preferential tax treatment policies applicable to private schools requiring reasonable returns to be formulated by the finance authority, taxation authority and other authorities under the State Council, but to date no such regulations have been promulgated by the relevant authorities. Pingdingshan School is a school that does not require “reasonable returns”, but Anqing School was established as a school requiring “reasonable returns”. We are in the process of changing the status of the Anqing School to a school that does not require “reasonable returns” so that it could enjoy the tax preference as the public schools.

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

Permits for Chinese-foreign cooperation in operating schools must be obtained from the relevant education authorities or the authorities that regulate labor and social welfare in China. Since all of our private primary and secondary schools are operated by our PRC-affiliated entity and not by us, we believe that we are not required to apply for these permits.

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

In April 2007, the MOE issued the Circular on Further Regulating Chinese-foreign Cooperative Education Programs. The circular directs the local education authorities generally to suspend the approval of any new Chinese-foreign cooperative polytechnic education programs until the end of 2008. To ensure the quality of the Chinese-foreign education programs, the circular emphasizes the regulatory supervision of these programs and advises local education authorities to closely supervise and monitor the existing programs, especially in recruiting materials, advertisement, and issuance of degrees and diplomas, and directs them to report and remedy any non-compliance by existing programs of the applicable regulations. As a result of this circular, our BCIT program has not been able to contract new schools for the program, and we do not expect it to until at least 2012. Although the circular only discusses the suspension of approvals through the end of 2008, we cannot assure you that our BCIT program will be able to contract new schools during 2010, or at any time after that.

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

The Internet Information Measures require that commercial ICPs must either obtain a license for Internet information services, or an ICP license, from, or make an ICP filing with, the appropriate telecommunications authorities to carry on any commercial Internet information services in China. Generally, an ICP license is required to provide Internet information services for profit-making purposes, whereas only an ICP filing is required to provide Internet information services on a non-profit basis. The telecommunications authorities generally consider that the online degree programs established by universities are not for profit-making purposes, and the universities are only required to make an ICP filing, rather than obtain an ICP license, for their online degree programs. The telecommunications authorities could, however, require the universities to obtain ICP licenses in the future. In addition, some of our university partners for online degree programs have not made the required filing with the telecommunications authorities. If our university partners fail to make an ICP filing, or obtain an ICP license (if required), their online degree programs may be sanctioned or suspended.

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

The BBS Measures provide that ICPs engaged in providing online bulletin board services, or BBS, must comply with a special approval process and make a specific filing with the relevant telecommunications industry authorities. ICPs that provide electronic messaging services must not disclose user personal information to any third party without the consent of the user, unless the law otherwise requires that the data be disclosed. The regulations authorize the relevant telecommunications authorities to require ICPs to rectify any unauthorized disclosure. ICPs could be liable if unauthorized disclosure causes damages or losses to users. The PRC government can require ICPs to provide the government with Internet users’ personal information if the users post any prohibited content or engage in illegal activities on the Internet. Our 101 Online School provides BBS or similar services. Gotop Electronic, the ICP license holder and website operator of our 101 Online School, has obtained the BBS license, and such license was renewed on September 8, 2011 and will be valid for 5 years beginning in September 2011 and is subject to annual inspection.

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

We operate www.chinaedu.com, the operating website for our 101 Online School, through Gotop Electronic, a subsidiary of Xiandai Technology, a subsidiary of our PRC-affiliated entity. Gotop Electronic holds the ICP license for this website. The ICP license was renewed in 2011 and will be valid for five years and is subject to annual inspection. Gotop Electronic passed the annual inspection in 2012. We operate our corporate websites, www.chinaedu.net and www.prcedu.com, through Xiandai Technology, which holds the ICP license for these websites. The ICP was renewed in 2011 and will be valid for three and half years beginning in May 2011 which is subject to annual inspection. Xiandai Technology passed the annual inspection in 2012.

Regulations on Online Publications

The General Administration of Press and Publication of People’s Republic of China, or GAPP, and the MII jointly promulgated the Tentative Internet Publishing Administrative Measures, or the Internet Publishing Measures, which took effect on August 1, 2002. The Internet Publishing Measures require Internet publishers to obtain approval from the GAPP. The term “Internet publishing” is defined in these regulations as online dissemination through which Internet information service providers select, edit and process works created by themselves or others (including content from books, newspapers, periodicals, audio and video products, electronic publications, and other sources that have already been formally published or works that have been made public in other media) and subsequently post this content on the Internet or transmit it to users over the Internet for browsing, use or downloading by the public.

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

Gotop Electronic, a subsidiary of our PRC-affiliated entity that operates our 101 Online School, is engaged in the distribution of certain audio-visual products through the Internet. Gotop Electronic received verbal confirmation from the Ministry of Culture that its products do not fall within the definition of “Internet culture products” and its operations do not fall within the definition of “Internet culture activities” as defined under the Internet Culture Measures. Accordingly, Gotop Electronic is not required to obtain an Internet culture business operations license. However, because there is no further official or publicly-available interpretation of these definitions, we cannot assure you that Gotop Electronic will not need an Internet culture business operations license in the future.

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

SAFE regulations on overseas investment of Chinese residents and employee stock options

The SAFE issued The Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies in October 2005, which became effective in November 2005, and an implementing rule in May 2007, collectively the SAFE Rules. According to the SAFE Rules, PRC residents, including both legal persons and natural persons and PRC citizens and foreign citizens who reside in China, are required to register with the SAFE or its local branch before establishing or controlling any company outside China, referred to in the SAFE rules as an “offshore special purpose company,” for the purpose of financing that offshore company with their ownership interests in the assets of or their interests in any PRC enterprise. In addition, a PRC resident that is a shareholder of an offshore special purpose company is required to amend its SAFE registration with the local SAFE branch with respect to that offshore special purpose company in connection with the injection of equity interests or assets of a PRC enterprise in the offshore company or overseas fund raising by the offshore company, or any other material change in the capital of the offshore company, including any increase or decrease of capital, transfer or swap of share, merger, division, long-term equity or debt investment or creation of any security interest. The SAFE Rules apply retroactively. As a result, PRC residents who have established or acquired control of offshore companies that have made onshore investments in China in the past were required to complete the relevant registration procedures with the competent local SAFE branch. If any resident of China failed to file its SAFE registration for an existing offshore entity, any dividends remitted by the onshore entity to its overseas parent since April 21, 2005 will be considered to be an evasion of foreign exchange purchase rules, and the payment of the dividend will be illegal. As a result of any illegal action of this type, both the onshore entity and its actual controlling person(s) can be fined. In addition, failure to comply with the registration procedures may result in restrictions on the relevant onshore entity, including prohibitions on the payment of dividends and other distributions to its offshore parent or affiliate and capital inflow from the offshore entity. PRC resident shareholders of the offshore entity may also be subject to penalties under PRC foreign exchange administration regulations.

We have asked our shareholders and beneficial owners who are PRC residents to make the necessary applications and filings as required under Notice 75 and other related rules. However, due to uncertainty concerning the reconciliation of Notice 75 with other approval or registration requirements, it remains unclear how Notice 75, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We will attempt to comply, and attempt to ensure that our shareholders and beneficial owners who are subject to these rules comply, with the relevant requirements. However, we cannot provide any assurances that all of our shareholders and beneficial owners who are Chinese residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by Notice 75 or other related rules. In addition, certain of the holders of options to purchase our ordinary shares are PRC residents. We have been advised that it is unclear under the SAFE Rules whether these option holders would be deemed to be beneficial owners of our company for the purposes of these rules as a result of holding these options. The failure or inability of our PRC resident shareholders or beneficial owners to register with the SAFE in a timely manner pursuant to the SAFE Rules, or the failure or inability of any future PRC resident shareholders or beneficial owners to make any required SAFE registration or comply with other requirements under the SAFE Rules may subject these shareholders or beneficial owners to fines or other sanctions and may also limit our ability to contribute additional capital into or provide loans to our PRC subsidiaries, limit our PRC subsidiaries’ ability to pay dividends to us, repay shareholder loans or otherwise distribute profits or proceeds from any reduction in capital, share transfer or liquidation to us, or otherwise adversely affect us.

On February 20, 2012, SAFE promulgated the Notice on Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Option Plan of Overseas Listed Company , or the New Stock Option Rule, which replaced the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Option Holding Plan or Stock Option Plan of Overseas Listed Company, or the Formal Stock Option Rule. The purpose of the New Stock Option Rule is to regulate foreign exchange administration of PRC citizens who participate in stock option plans of offshore listed companies. According to the New Stock Option Rule, if a PRC citizen participates in any employee stock holding plan or stock option plan of an offshore listed company, a PRC domestic agent or the PRC subsidiary of the offshore listed company is required to file, on behalf of the individual, an application with the SAFE to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with stock holding or stock option exercises. This restriction exists because a PRC citizen may not directly use offshore funds to purchase stock or exercise stock options. Concurrent with the filing of the required application with the SAFE, the PRC domestic agent or the PRC subsidiary must obtain approval from the SAFE to open a special foreign exchange account at a PRC domestic bank to hold the funds required in connection with the stock purchase or option exercise, any returned principal profits upon sales of stock, any dividends issued on the stock and any other income or expenditures approved by the SAFE.

All proceeds obtained by a PRC citizen from dividends acquired from the offshore listed company through stock option plans, or sales of the offshore listed company’s stock acquired through other methods, must be remitted back to China after relevant offshore expenses are deducted. The foreign exchange proceeds from these sales can be converted into Renminbi or transferred to the individuals’ foreign exchange savings account after the proceeds have been remitted back to the special foreign exchange account opened at a PRC bank. If stock options are exercised in a cashless exercise, the PRC individuals exercising them are required to remit the proceeds to the special foreign exchange account. Although the New Stock Option Rule was promulgated recently and many issues require further interpretation, there is no material change compared to the Formal Stock Plan Rule except for some additional forms need to be filed. We and our PRC employees who have been granted stock options have been subject to the Formal Stock Option Rule when our company became an offshore listed company, and we or our PRC employee will adjust our application procedures according to the new rule. If we or our PRC employees fail to comply with the Stock Option Rule, we and/or our PRC employees may face sanctions imposed by foreign exchange authority or any other PRC government authorities.

C. Organizational Structure

Overview

We were incorporated as an exempted company in the Cayman Islands with limited liability in 1999. We are a holding company, and we conduct our business primarily through our subsidiaries and PRC-affiliated entity incorporated in China. PRC laws and regulations limit the ability of foreign-owned entities to participate in the education and telecommunication sectors in China. Our corporate structure is designed to comply with current PRC limitations on foreign ownership of, and participation in, companies operating in the education and telecommunication sectors in China. For a discussion of these restrictions see “—B. Business Overview—Regulation—Limitations on Foreign Ownership of Our Businesses” and “Item 3. Key Information—D. Risk Factors—Risks Related to China’s Regulation of the Education and Telecommunication Sectors and Our Corporate Structure.”

Our Corporate Structure and Contractual Arrangements

Our primary business is to provide services to the online degree programs of leading Chinese universities. We conduct this business through our three PRC subsidiaries, except for three online degree programs that are serviced through our PRC-affiliated entity. Due to restrictions on the foreign ownership and operation of our online tutoring business and our private primary and secondary school business, we conduct these businesses through arrangements with our PRC-affiliated entity or variable-interest entity. We direct these companies’ business affairs and receive substantially all of their net income through our contractual arrangements. We also conduct our international and elite curriculum program business through one of our three PRC subsidiaries. In 2011, 79.3% of our net revenue was derived from businesses conducted by our three principal PRC subsidiaries.

Our principal subsidiaries in China currently are:

•	Beijing Hongcheng Liye Technology Co., Ltd., or Hongcheng Liye, our wholly-owned subsidiary, which has established collaborative alliances with five Chinese universities to provide services to these universities for the establishment, operation, and expansion of their online degree programs. These collaborative alliances are majority-owned subsidiaries of Hongcheng Liye. Hongcheng Liye’s collaborative alliance partners for online degree programs are Beijing Language and Culture University, China Agricultural University, Dongbei University of Finance and Economics, Central University of Finance and Economics and Beijing Forestry University. Hongcheng Liye also provides our learning-based products and services, which include our English language training, online tutoring services and post-secondary vocational educational programs. Our service revenue from Hongcheng Liye in aggregate accounted for 41.9% of our net revenue in 2011.

•	Hongcheng Technology Development Co., Ltd., or Hongcheng Technology, our wholly-owned subsidiary, which has established six collaborative alliances with Chongqing University, Shanghai University of Finance & Economics, Zhejiang Normal University, Shanghai Normal University, Guangxi Radio and TV University, or GRTU, and Fujian Radio and TV University, or FRTU, to provide services for the establishment, operation, and expansion of these universities’ online degree programs. Hongcheng Technology also provides services to five other universities, Jiangnan University, Nanjing University, Jiangxi Normal University, Huazhong Normal University and Hebei Medical University for their online degree programs. Our service revenue from Hongcheng Technology in aggregate accounted for 24.2% of our net revenue in 2011.

•	CMR Web Learning Co., Ltd., or CMR Web, our 70%-owned subsidiary, which established a collaborative alliance with Renmin University of China to provide services to Renmin University of China for the operation of its online degree program. The remaining 30% of CMR Web is owned by Rendashiji Technology Development Co., Ltd., a wholly-owned subsidiary of Renmin University of China. Our service revenue from Renmin University of China accounted for 13.2% of our net revenue in 2011.

Our current PRC-affiliated entity or variable-interest entity is Beijing Hongcheng Education Technology Co., Ltd., or Hongcheng Education, through which we own and operate two private primary and secondary schools and provide services to Lanzhou University, East China University of Science and Technology and Jiangsu University for their online degree programs. Our service revenue from Hongcheng Education in aggregate accounted for 20.7% of our net revenue in 2011.

Xiandai Xingye Network Technology Co., Ltd., or Xiandai Technology, also used to be our PRC-affiliated entity. In September 2009, the two shareholders of Xiandai Technology transferred their equity interest in Xiandai Technology to Hongcheng Education. Xiandai Technology thus became a wholly-owned subsidiary of Hongcheng Education. Xiandai Technology, and its subsidiary, Gotop Electronic, hold the ICP licenses for the operation of our websites, www.chinaedu.net, www.prcedu.com, and www.chinaedu.com, respectively.

The following diagram illustrates our corporate structure as of December 31, 2011.

We have been, and expect to continue to be, dependent on our PRC subsidiaries and PRC-affiliated entity to conduct our core businesses in China. Through one of our subsidiaries, we have entered into a series of contractual arrangements with our PRC-affiliated entity and its shareholders that are intended to provide us with the control over, and the economic benefits enjoyed by, our PRC-affiliated entity. Pursuant to the terms of these contractual arrangements:

•	we effectively control our PRC-affiliated entity and its respective subsidiaries;

•	substantially all of the economic benefits of our PRC-affiliated entity are transferred to us; and

•	our PRC subsidiaries or their respective designees have an exclusive option to purchase all or substantially all of the equity interests in our PRC-affiliated entity, to the extent permitted under PRC law.

Agreements That Transfer Economic Benefits to Hongcheng Technology

Technical Consulting and Services Agreement. Through our wholly-owned subsidiary, Hongcheng Technology, we have entered into an exclusive technical consulting and service agreement with Hongcheng Education. This consulting and service agreement has an initial term of ten years and will be automatically renewed for successive periods of ten years thereafter, unless Hongcheng Technology provides written notice to the other party prior to the expiration of the then current term of its election not to renew the agreement. Under the agreement with Hongcheng Education, Hongcheng Technology provides courseware and product development services, website design services, maintenance and security services, employee training services and any other services that may be agreed upon by the parties. As consideration for these services, we charge Hongcheng Education a service fee, which represents substantially all of its net income.

We operate two private primary and secondary schools through Hongcheng Education, and have entered into a series of agreements with the shareholders of Hongcheng Education, Mr. Changqing Xie, one of our officers, and Mr. Xueshan Yang, one of our former directors, to maintain effective control over Hongcheng Education. Currently, Mr. Xie and Mr. Yang hold 72% and 28%, respectively, of the equity interest in Hongcheng Education.

Call Option Agreements. Mr. Xie and Mr. Yang each entered into call option agreements with Hongcheng Technology in 2005. Pursuant to these agreements, Mr. Xie and Mr. Yang each granted irrevocable options to purchase all of their respective equity interests in Hongcheng Education to Hongcheng Technology at the lowest price permitted under applicable PRC laws. The agreement shall terminate after all the equity subject to the call option agreement has been transferred to Hongcheng Technology and/or any other entity or individual designated by Hongcheng Technology in accordance with the provisions contained herein.

Agreements That Provide Us Effective Control Over Our VIEs

Loan Agreements. In 2005, we loaned approximately $4.8 million to Mr. Xie and approximately $1.8 million to Mr. Yang to fund the registered capital requirements of Hongcheng Education. The terms of these loans are 20 years and may be extended with the consent of the parties. To the extent permitted under PRC law, each loan may be repaid only by the transfer by Mr. Xie or Mr. Yang of his equity interests in Hongcheng Education to us or our designee. Mr. Xie and Mr. Yang each have granted us the right to appoint all directors to the board of Hongcheng Education, a right that they otherwise would be entitled to as shareholders. The agreement shall have its valid term until the full performance of the exclusive technical consulting and services agreement or the full repayment of above loan.

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

Equity Pledge Agreements and Powers of Attorney. As a security for their obligations under their call option agreements and shareholder voting rights entrustment agreements with Hongcheng Technology and Hongcheng Education’s obligations under the technical consulting and services agreement with Hongcheng Technology, in 2005, Mr. Xie and Mr. Yang entered into equity pledge agreements with Hongcheng Education to pledge all of their equity interests in Hongcheng Education and all distributions arising from those interests to Hongcheng Technology. The agreement shall have its valid term until the full performance of the exclusive technical consulting and services agreement or the full repayment of above loan.

We believe the structure for operating our business in China (including our corporate structure and our contractual arrangements with our consolidated affiliated entities) complies with all applicable PRC laws, rules and regulations, and does not violate, breach, contravene or otherwise conflict with any applicable PRC laws, rules or regulations.

However, there are uncertainties regarding the interpretation and application of the relevant PRC laws, rules and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities will not take a view that is contrary to our opinion. If a PRC government authority determines that our corporate structure, the contractual arrangements or the reorganization to establish our current corporate structure violates any applicable PRC laws, rules or regulations, the contractual arrangements will become invalid or unenforceable, and we could be subject to severe penalties and required to obtain additional governmental approvals from the PRC regulatory authorities. See ‘‘Risk Factors— Risks Related to China’s Regulation of the Education and Telecommunication Sectors and Our Corporate Structure— If the PRC authorities determine that our organizational structure for operating our business does not comply with PRC regulations, we could be subject to sanctions, including being required to discontinue all or a portion of our business.’’

Our Significant Subsidiaries

A summary of our subsidiaries and PRC-affiliated entity or variable-interest entity and its subsidiaries as of December 31, 2011 is as follows:

Name	Date of incorporation or acquisition	Percentage of legal ownership	Place of incorporation
Subsidiaries of the Company
CMR Web-learning Co., Ltd. ("CMR Web")	July 29, 1999	70%	PRC
Hongcheng Technology Development Co., Ltd. ("Hongcheng Technology")	July 31, 2000	100%	PRC
Beijing Xuezhi Times Education Science Co., Ltd. ("Beijing Xuezhi")	October 18, 2001	100%	PRC
Zhong Nongda Networks Development Co., Ltd. ("Zhongnongda Networks")	October 30, 2001	55%	PRC
Beijing Haidian District New Door Training School (“Haidian Training School”)	April 7, 2011	55%	PRC
Beijing Hongcheng Liye Technology Co., Ltd. ("Hongcheng Liye")	April 15, 2003	100%	PRC
Dalian Dongcai Technology Co., Ltd. ("Dongcai")	June 4, 2003	70%	PRC
Beijing WITT Education Consultant Management Co., Ltd. ("WITT Education")	July 4, 2003	100%	PRC
BJ-WITT EDU MAN. LTD. ("BJ-WITT")	July 4, 2003	100%	BVI
Chongqing Chongda Yuanxing Co., Ltd. ("Chongda")	December 24, 2003	51%	PRC
Beijing BCIT Science and Education Management Consulting Limited ("Beijing BCIT")	January 13, 2005	100%	PRC
Beijing Gotop Education Co., Ltd. ("Gotop Hongcheng")	December 26, 2005	100%	PRC
Beijing BCIT Science and Education Management Consulting Limited ("BJ-BCIT")	February 10, 2006	100%	BVI
Beijing Distance Education Technology Co., Ltd. ("Yuancheng Education")	March 31, 2006	65%	PRC
Tianjin Gaotuo Hongcheng Education Technology Co., Ltd. ("Tianjin Gaotuo Hongcheng")	June 26, 2006	100%	PRC
Beijing Beiyuda Education Technology Co., Ltd. ("Beiyuda")	September 26, 2006	51%	PRC
Beijing Mingdaoyuan Technology Co., Ltd. ("Beijing Mingdao")	March 27, 2007	51%	PRC
Shanghai Shangcai Education Technology Co., Ltd. ("Shanghai Shangcai")	April 18, 2008	51%	PRC
Dongcai Online Training Center ("Dongcai Online")	July 10, 2008	70%	PRC

Beijing Zhonglin Technology Co., Ltd. ("Zhonglin")	November 3, 2008	51%	PRC
Guangxi Hongcheng Times Technology Development Co., Ltd. ("Guangxi Hongcheng")	February 10, 2009	51%	PRC
Fuzhou Haojiaoshi Distance Education Service Co., Ltd. ("Fuzhou Good Teacher")	December 7, 2009	51%	PRC
Beijing Hongcheng Xueyuan Technology Co., Ltd. ("Hongcheng Xueyuan")	October 31, 2010	100%	PRC
Nanning Hongcheng Xueyuan Technology Development Co., Ltd ("Nanning Hongcheng Xueyuan")	October 31, 2010	51%	PRC
Hangzhou Hongcheng Education Training Service Co., Ltd ("Hangzhou Hongcheng Xueyuan")	October 31, 2010	60%	PRC
Guangzhou Hongcheng Huixing Education Technology Co., Ltd ("Guangzhou Hongcheng")	January 4, 2011	51%	PRC
Zhejiang Hongcheng Education Technology Co., Ltd ("Zhejiang Hongcheng")	June 30, 2011	51%	PRC
Shanghai Hongcheng Education Technology Co., Ltd ("Shanghai Hongcheng")	April 1, 2012	51%	PRC

Variable-Interest Entity of the Company
Beijing Hongcheng Education Technology Co., Ltd. ("Hongcheng Education")	March 7, 2005	N/A*	PRC

Subsidiaries of Variable-Interest Entity
Beijing Gotop Electronic Science Co., Ltd. ("Gotop Electronic") (1)	November 29, 1995	N/A	PRC
Xiandai Xingye Network Technology Co., Ltd. ("Xiandai Technology") (1)	November 7, 2000	N/A	PRC
Pingdingshan Wellent Bilingual School ("Pingdingshan") (1)	September 3, 2002	N/A	PRC
Anqing Foreign Language Middle School ("Anqing Foreign Language") (1)	August 2, 2004	N/A	PRC
Jingzhou Tianchang Investment Co., Ltd. ("Tianchang") (2)	September 6, 2005	N/A	PRC
Jingzhou Middle School South Campus ("South Campus") (3)	December 28, 2005	N/A	PRC
Beijing Hongcheng YoYo Technology Co., Ltd. ("Hongcheng YoYo") (1)	November 3, 2009	N/A	PRC
Anqing Daguan Hongcheng Anwai Training Centre ("Anqing Daguan") (1)	April 15, 2010	N/A	PRC
Pingdingshan Hongcheng Education Training Centre ("Pingdingshan Training Centre") (1)	August 11, 2010	N/A	PRC
Hongyuanboxue Technology Co., Ltd ("Hongyuanboxue") (4)	August 24, 2010	N/A	PRC
Beijing Xicheng District Hongcheng Training School ("Xicheng Training School")(1)	January 6, 2011	N/A	PRC

* PRC regulations currently limit foreign ownership of entities that provide Internet content and engage in primary and junior high school education. To comply with PRC laws and regulations, we provide such services in China through our variable-interest entity, Hongcheng Education, and its subsidiaries.

(1) Wholly-owned subsidiary of Hongcheng Education (variable-interest entity of the Company)

(2) 72.5% of its equity interest is held by Hongcheng Education (variable-interest entity of the Company)

(3) 54% of its equity interest is held by Hongcheng Education (variable-interest entity of the Company)

(4) 55% of its equity held by Hongcheng Education (variable-interest entity of the Company) and 45% of its equity held by Hongcheng Technology (wholly-owned subsidiaries of the Company)

D. Property, Plants and Equipment

Our principal executive office is located at the 4th Floor-A, GeHua Building, No. 1 Qinglong Hutong, Dongcheng District, Beijing, 100007, People’s Republic of China, where we own approximately 3,450 square meters. We also own other operating spaces in Beijing, Shanghai, Wuxi, Chongqing, Zhengzhou, Nanchang and Dalian. Each of our three schools (Pingdingshan School, Anqing School and Jingzhou School (Southern Campus)) has associated properties that we own or lease. We believe that our existing facilities, together with the facilities under construction, are adequate for our current and foreseeable future operations.

Since 2007, we undertook a capital improvements program at our Anqing School and Pingdingshan School. The renovations and improvements include a new campus for Anqing School to accommodate a larger student population and general facility upgrades and a new building for Pingdingshan School to improve the level of education. We spent a total of RMB41.6 million, RMB18.3 million and RMB2.7 million in 2009, 2010 and 2011, respectively, on the renovation of these schools, and we anticipate incurring additional capital expenditures associated with the contracted commitment related to such improvements of approximately RMB1.3 million in 2012.

We initially planned to complete construction of a new campus at the Jingzhou School (Southern Campus) by the fall 2006 recruiting season. Although the construction of Jingzhou School (Southern Campus) has been delayed indefinitely, as of December 31, 2011, we had outstanding capital commitments of RMB64.8 million related to this project. For further discussion of these capital expenditures and commitments, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources. ”

The capital expenditures for additional office spaces relating to our online degree programs of CMR Web is RMB11.4million, RMB19.8 million and RMB18.9 million for the years ended December 31, 2009, 2010 and 2011.

The following table lists the properties that we owned or leased as of December 31, 2011:

Province	Use of Property	Owned/Leased	Approximate Size (m [2] )
Anhui	School	Leased	6,568
Anhui	School	Owned	57,000
Beijing	Office	Leased	4,427
Beijing	Office	Owned	5,600
Chongqing	Office	Leased	803
Chongqing	Office	Owned	1,316
Fujian	Office	Owned	281
Guangdong	Office	Leased	112
Henan	Office	Owned	296
Henan	School	Owned	11,303
Hubei	Office	Leased	180
Hunan	Office	Owned	167
Hubei	School	Owned	191,865
Jiangsu	Office	Leased	2,498
Jiangxi	Office	Owned	64
Jiangxi	Office	Leased	368
Jilin	Office	Leased	70
Liaoning	Office	Leased	60
Liaoning	Office	Owned	413
Shandong	Office	Leased	50
Shanghai	Office	Leased	92
Shanxi	Office	Leased	50
Shanxi	Office	Owned	720
Sichuan	Office	Owned	1,120
Tianjin	Office	Leased	528
Tianjin	Office	Owned	731
Zhejiang	Office	Leased	1,115

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

A.	Operating Results

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

Overview

We are a leading educational services provider in China, incorporated as an exempted limited liability company in the Cayman Islands. Established in 1999, our primary business is to provide comprehensive services to the online degree programs of leading Chinese universities. These services include academic program development, technology services, enrollment marketing, recruiting, student support services and finance operations, which entail accounting, treasury, financial analysis, accounts receivables and accounts payable services for online degree programs. Our other lines of businesses include online tutoring services, the operation of private primary and secondary schools, and marketing and support for international and elite curriculum programs. We believe we are the largest service provider to online degree programs in China in terms of the number of higher education institutions that we serve and the number of students enrolled in the online degree programs that we serve.

We currently provide technical, recruiting and other services to 26 universities with online degree programs and provide services and support to eight additional universities that are awaiting regulatory approval to launch their online programs. Of these 34 universities, 12 of them have entered into collaborative alliances with us, ranging from 10 to 50 years in length. Six of them have entered into technology service agreements with us, ranging from 3 to 20 years in length. We also perform recruiting services through our nationwide learning center network for 22 universities, including six with which we have established collaborative alliances or entered into technology service agreements. As of December 31, 2011, there were approximately 356,000 revenue students in the online degree programs that we serve. A revenue student is counted when a student makes a payment in the semester. These online degree programs are marketed under the brand names of these leading Chinese universities, which allow us to benefit from the significant brand equity that these higher education institutions have established.

Our business has experienced significant growth since its inception in 1999. This growth has been driven by the increased number of universities that we serve, the increased enrollment of the online degree programs of our university partners and our expansion into other education-related lines of business. We generate our revenue from service fees and tuition payments derived from students who are enrolled in, or served by, our businesses. In addition to our online degree services, we also provide online tutoring, operate private primary and secondary schools and international and elite curriculum services. As of December 31, 2011, we provided services to online degree programs that had an aggregate of approximately 356,000 revenue students, and we served approximately 50,287 revenue students in our other businesses. Our net revenue increased from RMB354.7 million in 2009 to RMB388.8 million in 2010 and further to RMB435.9 million ($69.3 million) in 2011, representing a compound annual growth rate, or CAGR, of 10.9%. Net revenue from our online degree programs contributed 80.4%, 79.7% and 79.6% of our total net revenue for 2009, 2010 and 2011, respectively.

General Factors Affecting Our Results of Operations

We have benefited greatly from the rapid growth of the Chinese education market. This growth has been driven by several factors, including favorable demographic trends, overall economic growth and the increase in per capita income, the imbalance between supply and demand for traditional post-secondary education, the emphasis that Chinese culture places on higher education and the growing number of Internet users, especially those with broadband access. China’s accelerating integration into the global economy is providing increasing career opportunities for those with post-secondary qualifications. These factors have led to significant increases in educational spending in China and in the number of people interested in obtaining post-secondary education, including through online degree programs and other forms of private education services. We anticipate that the Chinese education market will continue to grow, including the demand for post-secondary degree programs that can be delivered online. However, any adverse changes in the economic conditions in China may adversely affect the demand for post-secondary degree programs, and regulatory changes could adversely affect the ability of companies such as ours to service this market.

Specific Factors Affecting Our Results of Operations

While the general factors affecting the Chinese education market influence us, we believe that company-specific and regulatory factors more directly affect our business. Company-specific factors include the number of online degree programs we service, the number of registered students and the number of revenue students enrolled in the programs that we service, the amount of tuition fees these programs can charge, the amount of fees that we can derive from tuition fees collected by these programs, the amount of expenses paid by our university partners for their online degree programs, particularly fees they pay to learning centers, and our cost of revenue and operating expenses. Because the online degree programs that we service, which constitute our largest business segment, are operated by our university partners to whom we provide services, the number of student enrollments, the number of revenue students and tuition fees, are largely driven by the demand for the course offerings and recruitment efforts of our partners. We also provide a technology and service platform that helps drive enrollment through the quality of the course offerings and we assist in enrollment marketing as well as recruiting for the university programs.

Regulatory factors include the number of additional universities that may be authorized by the MOE to offer online degree programs, the timing of any such approvals by the MOE, regulations related to student recruiting activities, such as establishment of learning centers which are subject to regulation by local authorities, and whether the MOE will approve and facilitate future cooperative arrangements between PRC and foreign educational institutions. For example, in 2011, the MOE issued a policy standardizing the recruitment period for student enrollment so that the fall student enrollment period ends on September 30 and the spring enrollment period ends on March 31. As such, students enrolled after September 30 are now deemed to have enrolled on March 31 and revenue from students that enroll after September 30 and which we previously recognized in the fourth and first quarters will now be recognized in the second and third quarters.

In addition, the tuition fees for all the programs we provide services to, as well as the tuition fees for our private schools, are subject to direct regulation by China’s price control authorities. Furthermore, any increase in the tax rates applicable to, or the loss of preferential tax treatments enjoyed by, our PRC subsidiaries and PRC-affiliated entity as a result of changes in PRC tax laws may adversely affect our results of operations. See “—Taxation.”

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

A significant factor affecting the results of our online degree program segment is the fees that our university partners pay to the third-party learning centers. The learning centers play an important role in recruiting students and providing student services including testing services. The share of tuition revenue that we receive from our university partners is after the payment of fees to the learning centers. As a result, an increase in the portion of tuition fees paid to the learning centers will result in a decrease in the portion of tuition fees that we receive as revenue. In 2011, the majority of our university partners paid fees to independent learning centers in amounts ranging from 13% to 53% of the gross tuition revenues received by their online degree programs. For 2009, 2010 and 2011, the portion of gross tuition fees that our university partners paid in aggregate to independent learning centers was approximately 40%, 40% and 42%, respectively. There can be no assurance that the amounts payable to independent learning centers, as a portion of gross tuition fees, will not increase. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We derive a majority of our revenue by providing services to online degree programs, and any adverse development in this business will materially and adversely affect our overall results of operations.”

To strengthen our ability to assist our university partners to recruit students and improve student service quality as well as to enhance our profitability, we have been building a network of learning centers across China. We believe building a national network of learning centers will enable us to significantly enhance our brand recognition and to contribute to our future revenue growth. Proprietary learning centers generally require low initial capital expenditure as most are rented locations, which require moderate remodeling and furnishing of office supplies. To date, we have a total of 105 learning centers, servicing the online degree programs for 22 universities.

The future results of operations of our online tutoring services will depend significantly upon our ability to increase awareness of our online tutoring programs, to improve the effectiveness and efficiency of our sales channel and to develop new products and services to further enhance the learning experience of existing students and attract new students.

The results of operations of our private primary and secondary schools will depend significantly upon our ability to continue to increase enrollment and increase price following the construction of a new campus at our Anqing School and facility improvements at our Pingdingshan School. We had initially planned to commence construction of a new campus for Jingzhou School. Due to delays and increase in construction costs, however, we cannot assure you that we will begin construction in the near future, or at all.

The results of operations of our international and elite curriculum programs will depend significantly on the number of schools and students enrolled in these programs and the amount per student that we receive. Due to regulatory developments, we expect the future results for our international and elite curriculum programs to be adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our international curriculum programs, which include our Polytechnic and English language programs, are heavily regulated, and our ability to conduct business in this area is highly dependent on regulatory policies and our compliance with these policies.”

The future results of operations of our international and elite curriculum programs will depend significantly on the quality of our services as well as our ability to build sound relationships with quality overseas university partner. It will also depend on our ability to retain a stable and experienced team to run the program.

Our cost of revenue and operating expenses principally consist of the salaries, courseware development costs, research and development expenses, marketing expenses, administrative expenses and, depreciation and amortization costs relating to our growing business.

Net revenue

We generated net revenue of RMB354.7 million, RMB388.8 million and RMB435.9 million ($69.3 million) in 2009, 2010 and 2011, respectively, representing a CAGR of 10.9%. Our net revenue from servicing the online degree programs is net of certain expenses paid by our university partners relating to their online degree programs, including fees paid to learning centers and any tuition refunds paid to students. The portion of gross tuition fees that our university partners paid in aggregate to third party learning centers was approximately 40%, 40% and 42% in 2009, 2010 and 2011, respectively. The revenue from our other business lines, online tutoring programs, private primary and secondary schools and international and elite curriculum programs, is driven by the number of revenue students and the fees charged for each student.

Our revenue is reported net of business taxes and related surcharges that are levied on our total revenue. Most of our revenue, except from primary and secondary schools, is subject to PRC business tax at rates of up to 5.5%. Revenue we generate from primary and secondary schools is exempt from business tax. A percentage of revenue from our online degree program services and a majority percentage from our online tutoring programs are subject to value-added taxes. The value-added tax rebates are granted to us as part of the PRC government's strategy to encourage high technology development in the PRC, and are recorded as a component of revenue when the relevant compliance requirements are met. We are not subject to further obligations, nor to future refunds or reimbursements in connection with such value-added tax rebates. We incurred business taxes of RMB13.7 million, RMB13.5 million and RMB17.3 million ($2.7 million) in 2009, 2010 and 2011, respectively. We accrued value-added tax rebates in the amounts of RMB6.6 million, RMB9.3 million and RMB8.3 million ($1.3 million) in 2009, 2010 and 2011, respectively.

A significant portion of our revenue is derived from a small number of customers. Our three largest customers, Chongqing University, Renmin University of China and China Agricultural University accounted for 13.1%, 13.0% and 11.3%, respectively, of our net revenue in 2011. These same customers accounted for 11.3%, 16.4% and 12.5% respectively, of our net revenue in 2010, and 9.7%, 20.2% and 13.3%, respectively of our revenue in 2009.

Segment Information

We operate through four reporting segments that offer distinct educational services: online degree programs, online tutoring programs, private primary and secondary schools and international and elite curriculum programs.

The following table sets forth the net revenue for each segment and as a percentage of net revenue for the periods indicated.

	Years ended December 31,
	2009		2010		2011
	RMB	% of net revenue	RMB	% of net revenue	RMB	US$	% of net revenue
	(In thousands, except percentages)
Net revenue:
Online degree programs	285,178	80.4%	310,005	79.7%	347,107	55,150	79.6%
Online tutoring programs	19,584	5.5%	23,669	6.1%	25,755	4,092	5.9%
Private primary and secondary schools	30,627	8.6%	41,054	10.6%	49,653	7,889	11.4%
International and elite curriculum programs	19,317	5.5%	14,114	3.6%	13,344	2,120	3.1%
Total	354,706	100.0%	388,842	100.0%	435,859	69,251	100.0%

Online degree programs revenue. We generate our online degree programs revenue through various collaborative alliances and other arrangements with universities in China. We expect that we will continue to earn the substantial majority of our revenue and profits from this segment in the near future. Through collaborative alliances and other arrangements, we provide comprehensive services to our university partners, including academic program development, technology services, enrollment marketing, student support services and finance operations. We currently provide technical, recruiting and other services to 26 universities with online degree programs and provide services and support to eight additional universities which are awaiting regulatory approval to launch their online programs. Among the 34 universities, 12 are structured as collaborative alliances (including five universities awaiting regulatory approval) and six are structured as technology service agreements (including three universities waiting for regulatory approval). We also provide recruiting service to 22 universities (including six universities which are also our collaborative alliances or have entered into technology service agreements with us). Our collaborative alliances are based on long-term contracts that generally range from 10 years to 50 years.

As of December 31, 2011, our university partners had, in the aggregate, approximately 356,000 revenue students. The majority of our service fees are determined by the revenue-sharing arrangements we have with each university, as well as the terms that each university negotiates with the learning centers that provide recruiting enrollment and other student services for their online degree programs. University online degree programs generally require students to prepay tuition fees for a set number of credits at the outset of their enrollment. Under our service contracts with the universities, our service fees are calculated based upon a share of actual cash tuition received by the university after deducting certain expenses of the university, which consist of service fees paid to learning centers as well as any tuition refunds paid to students and administrative expenses. We provide technology and support services to our university partners’ online degree programs rather than directly to students. We are not responsible for academic instructional support and its associated costs. As a result, we recognize these service fees as revenue over the course of the relevant six-month academic semester for which we provide services to our university partners.

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

Private primary and secondary schools revenue. In 2005, we acquired three private primary and secondary schools in medium-sized cities in China: the Anqing School in Anqing, Anhui province, the Jingzhou School (Southern Campus) in Jingzhou, Hubei province; and the Pingdingshan School in Pingdingshan, Henan province. Our revenue from these schools is based on the number of students enrolled and tuition fees charged. The Anqing School had approximately 6,285 students for the 2011-2012 academic year. The Pingdingshan School had an enrollment of approximately 2,849 students in the 2011-2012 academic year. There is no definite expected enrollment period for Jingzhou School (Southern Campus) as construction has been delayed indefinitely.

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

International and elite curriculum programs revenue. Historically, we generated our revenue in this segment through a contractual arrangement with WITT to provide the FEC program that we offer to secondary schools in China and a contractual arrangement with BCIT to provide the BCIT program that we offer to polytechnic colleges in China. In February 2009, we entered into a partnership agreement with Howe Sound Secondary School, located in British Columbia, Canada, which we refer to as the SCC program, to provide English programs to secondary schools in China. In the end of 2010, we introduced our U.S. college prep courses and K-12 elite program to meet growing demand for high-end programs. In these new programs, we offer complete solutions to help students to be more attractive candidates for U.S. universities. Our revenue in this segment depends upon the number of schools participating in the programs, the fees charged for the programs and the number of students enrolled in the programs. Our service fees from international curriculum programs are received from schools in the fall of each year on the basis of the number of students enrolled in the program at each school and are recognized ratably over the twelve-month period as our services are delivered. Our service fees from U.S. college prep courses and K-12 elite program are received throughout the year and are recognized on a straight-line basis during the service period. During the 2011-2012 academic year, approximately 1,806 students were enrolled in the international and elite curriculum programs.

Cost of Revenue

We record cost of revenue separately for each of our business segments. The following table sets forth our cost of revenue for each segment and as a percentage of our net revenue for the periods indicated.

	Years ended December 31,
	2009		2010		2011
	RMB	% of net revenue	RMB	% of net revenue	RMB	US$	% of net revenue
	(In thousands, except percentages)
Cost of revenue:
Online degree programs	95,428	26.9%	101,906	26.2%	124,242	19,740	28.5%
Online tutoring programs	5,713	1.6%	6,101	1.6%	9,107	1,447	2.1%
Private primary and secondary schools	26,109	7.4%	30,279	7.8%	36,127	5,740	8.3%
International and elite curriculum programs	11,112	3.1%	9,416	2.4%	16,128	2,562	3.7%
Total	138,362	39.0%	147,702	38.0%	185,604	29,489	42.6%

Online degree programs. Cost of revenue for our online degree program services consists primarily of employee compensation and benefits for our project management teams and technical personnel that directly support our university partners’ programs, and for our learning center network, employees that directly engage in recruiting related activities. Our cost of revenue also includes rent, academic program development, courseware development and other direct costs associated with maintaining our service offerings as well as fees paid to third-party distributors at our learning center network. Depreciation of facilities and equipment and amortization of intangible assets acquired through business combination are also included in cost of revenue for this segment.

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

International and elite curriculum programs. Cost of revenue for international and elite curriculum program services consists primarily of compensation and benefits for teachers and university application consultants contracted for the program, rental costs and licensing and registration fees payable to WITT and BCIT. Cost of revenue for our SCC program is currently low. The licensing fees payable to WITT are generally determined on the basis of a fixed fee for each participating student. The registration fees that we pay to BCIT are determined on the basis of the number of students enrolled in the program, and the licensing fees we pay to BCIT are based on the number and selection of subjects provided to the polytechnic schools. Our cost of revenue also include travel and lodging costs of students participating in the summer and winter programs abroad and travel and lodging related to training for senior employees, as well as costs associated with the amortization of intangible assets acquired through business combination.

Our cost of revenue also includes share-based compensation cost for employees directly engaged in revenue generation. Those costs were RMB0.5 million, RMB0.8 million and RMB0.5 million ($0.1 million) for 2009, 2010 and 2011, representing 0.4%, 0.6% and 0.3% of our total cost of revenue in each of these years, respectively.

In addition, the amortization of intangible assets acquired through business combinations directly used in revenue generation is included in our cost of revenue. Those costs from the amortization of intangible assets were RMB3.0 million, RMB2.8 million and RMB2.4 million ($0.4 million) for 2009, 2010 and 2011, representing 2.2%, 1.9% and 1.3% of our total cost of revenue in each of these periods, respectively.

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

	Years ended December 31,
	2009		2010		2011
	RMB	% of net revenue	RMB	% of net revenue	RMB	US$	% of net revenue
	(In thousands, except percentages)
Operating expenses
General and administrative	82,858	23.4%	84,110	21.6%	93,950	14,927	21.6%
Selling and marketing	23,688	6.7%	37,632	9.7%	52,777	8,385	12.1%
Research and development	30,385	8.5%	37,358	9.6%	40,589	6,449	9.3%
Total	136,931	38.6%	159,100	40.9%	187,316	29,761	43.0%

General and administrative

Our general and administrative expenses consist primarily of employee compensation and benefits for the executive management team and employees not directly engaged in revenue generation such as human resources, finance, legal and investor relations functions. Our general and administrative expenses also include rent, administrative office expenses, depreciation and amortization of land use right. In addition, our general and administrative expenses also include share-based compensation expense for employees not directly engaged in revenue generation. Our share-based compensation expense included in general and administrative expenses was RMB6.0 million, RMB2.8 million and RMB2.9 million ($0.5 million) in 2009, 2010 and 2011, respectively, representing 7.2%, 3.3% and 3.1% of our total general and administrative expenses in these periods, respectively.

Selling and marketing

Our selling and marketing expenses consist primarily of employee compensation and benefits, advertising, industry conferences and travel. Other selling and marketing expenses include expenses associated with promotional activities and consulting fees.

Our selling and marketing expenses include the share-based compensation expense for employees working in sales and marketing. Our share-based compensation expense included in selling and marketing expenses was RMB0.7 million, RMB2.2 million and RMB2.8 million ($0.4 million) in 2009, 2010 and 2011, respectively, representing 2.9%, 6.0% and 5.2% of our total selling and marketing expenses in these periods, respectively.

Research and development

Our research and development expenses consist primarily of employee compensation and benefits and other personnel-related costs associated with development of new or enhanced technologies, products and services. Our research and development expenses also include share-based compensation expense for employees working in research and development. In 2009, 2010 and 2011, our research and development expenses have largely been related to our online degree programs and online tutoring programs. We expense all research and development costs when incurred.

Our share-based compensation expenses included in research and development were RMB0.3 million, RMB0.5 million and RMB0.3 million ($0.1 million) in 2009, 2010 and 2011, respectively. These amounts represent less than 1% of our total research and development expenses in each of these periods.

Share-Based Compensation Expenses

Share option compensation. We incurred share-based compensation expenses related to share options in the amounts of RMB7.4 million, RMB5.5 million and RMB3.4 million ($0.5 million) in 2009, 2010 and 2011, respectively. As of December 31, 2011, our unrecognized share-based compensation costs totaled RMB4.7 million ($0.8 million), which was expected to be recognized over a weighted average vesting period of 1.58 years.

Restricted share unit compensation. In September 2010, the compensation committee of our board of directors approved a Restricted Share Units, or RSU, awards program pursuant to the Equity Incentive Plan. Each RSU represents the contingent right of the participant to receive a share of common stock. We incurred share-based compensation expenses related to restricted share unit of RMB3.0 million ($0.5 million) in the fiscal year 2011.

Our share-based compensation charges have been allocated to cost of revenue, general and administrative, selling and marketing and research and development expenses in line with the nature of the service rendered by the employee who received the benefit.

The allocation of share-based compensation expenses is listed in the table below:

	Years ended December 31,
	2009		2010		2011
		% of net		% of net			% of net
	RMB	revenue	RMB	revenue	RMB	US$	revenue
	(In thousands, except percentages)
Share-based compensation expenses:
Cost of revenue	489	0.14%	815	0.21%	522	83	0.12%
General and administrative	5,982	1.69%	2,760	0.71%	2,909	462	0.67%
Selling and marketing	676	0.19%	2,248	0.58%	2,755	438	0.63%
Research and development	269	0.07%	460	0.12%	297	47	0.07%
Total	7,416	2.09%	6,283	1.62%	6,483	1,030	1.49%

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gain. In addition, upon payments of dividends by us to our shareholders, no Cayman Islands withholding tax will be imposed. We had incurred net loss before income tax of RMB2.3 million ($0.4 million) related to our Cayman holding company in 2011.

British Virgin Islands

Under the current BVI law, income from BCIT and WITT are not subject to taxation. We had incurred net loss before income tax of RMB0.5 million ($0.1 million) related to our British Virgin Islands companies in 2011.

PRC

Our PRC entities, including subsidiaries and our affiliated entity or variable-interest entity, are generally subject to an enterprise income tax at 25% tax rate pursuant to the EIT Law. We had incurred net income before income tax of RMB74.6 million ($12.1 million) related to our PRC entities in 2011.

Under the EIT Law, our PRC entities qualifying as an HNTE are entitled to a tax rate of 15%.  CMR Web, Hongcheng Liye, Hongcheng Education, ZhongNongda Network, Beiyuda, Gotop Hongcheng, and Dongcai obtained the HNTE status in 2008 and renewed the HNTE status for an additional three years in 2011.  Hongcheng Technology and Chongda obtained the HNTE status in 2009, and 2010, respectively. Qualifying entities can apply to renew for an additional three years provided their business operations continue to qualify for the HNTE status.  We believe our qualifying entities will continue to obtain the renewal in the future.

As HNTEs located in Beijing, Hongcheng Education and Gotop Hongcheng are entitled to a three-year exemption from the EIT, followed by a preferential tax rate of 7.5% of the applicable tax rate in the next three years. Hongcheng Education was entitled to the reduced tax rate of 7.5% for 2009 and 2010. Gotop Hongcheng was entitled to the reduced tax rate of 7.5% for 2009, 2010 and 2011.

Beiyuda obtained the preferential tax rate approval from the local tax bureau and was exempt from taxes in 2009 and was entitled to a reduced tax rate of 7.5% for 2010.

One of our subsidiaries, Chongda, which qualified as a "software enterprise" under the EIT law was entitled to a preferential tax rate of 12.5% for 2009 and 2010.

The preferential tax rates of our PRC entities which were used to calculate the tax provision based on our interpretation of the EIT Law as of the balance sheet date, are presented in the following table.

PRC entities	2009	2010	2011	2012	2013

CMR Web	15.0%	15.0%	15.0%	15.0%	15.0%
Hongcheng Liye	15.0%	15.0%	15.0%	15.0%	15.0%
Hongcheng Education	7.5%	7.5%	15.0%	15.0%	15.0%
Zhongnongda Networks	15.0%	15.0%	15.0%	15.0%	15.0%
Beiyuda	0.0%	7.5%	15.0%	15.0%	15.0%
Gotop Hongcheng	7.5%	7.5%	7.5%	15.0%	15.0%
Hongcheng Technology	15.0	15.0%	15.0%	15.0%	15.0%
Dongcai	15.0%	15.0%	15.0%	15.0%	15.0%
Chongda	12.5%	12.5%	15.0%	15.0%	15.0%

We cannot assure you that our entities currently classified as an HNTE will continue to be classified as such after the expiration of the initial three-year period. Preferential tax treatments granted to our PRC entities by PRC governmental authorities are subject to review and may be adjusted or revoked at any time. If our subsidiaries and affiliated entities fail to maintain their preferential tax treatments, they will be subject to the 25% unified enterprise income tax rate.

The amount of income tax payable by our PRC subsidiaries in the future will depend on various factors, including, among other things, their results of operations and taxable income, and the statutory tax rate. Our effective tax rate depends in part on the extent of each of our subsidiaries’ relative contribution to our consolidated taxable income. As our business expands, we may establish new entities from time to time that, depending on applicable law, may be entitled to certain tax incentives, including reduced tax rates. We intend to continue to explore opportunities to take advantage of available tax incentives. In addition, the expiration of our remaining tax exemptions and recognition of more share-based compensation expense in the future will cause our effective tax rate to increase, since share-based compensation is not deductible for Chinese tax purposes.

We had net operating loss carry-forwards of RMB65.2 million from our PRC entities for 2011 that will expire on various dates between December 31, 2012 and December 31, 2016.

As of December 31, 2011, a valuation allowance of RMB13.7 million was provided against deferred tax assets resulting from deferred revenue and net operating loss carry-forwards of certain of our PRC entities due to our determination that it is more likely than not that these deferred tax assets related to the respective entities will not be realized.  Adjustments will be made to the valuation allowance if events occur in the future that indicate changes in the amount of deferred tax assets that may be realized.

We operate through multiple PRC entities and the valuation allowances are considered separately for each PRC entity. We do not file consolidated tax returns, and, therefore, losses and deferred taxes from one PRC entity may not be used to offset another entity's earnings or deferred taxes.

We recognized RMB7.7 million, RMB3.7 million and RMB6.1 million of accumulated impact of unrecognized tax benefit to accumulated deficits or profits as of December 31, 2009, 2010 and 2011, respectively.

Uncertainties exist with respect to how the current income tax law in the PRC applies to our overall operations, and more specifically, with regard to tax residency status. The EIT Law includes a provision specifying that legal entities organized outside China will be considered residents for PRC income tax purposes if their place of effective management or control is within China.  The Implementation Rules to EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, and properties occurs within the PRC.  On April 22, 2009, the State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled offshore-incorporated enterprise is located in China.  In addition, the SAT issued a bulletin on August 3, 2011 to provide more guidance on the implementation of the above circular with an effective date to be September 1, 2011.  The bulletin provided clarification in the areas of resident status determination, post-determination administration, as well as competent tax authorities.  It also specifies that when provided with a copy of PRC tax resident determination certificate from a resident PRC -controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the PRC-sourced dividends, interest or royalties to the PRC-controlled offshore incorporated enterprise.  Although both the circular and the bulletin only apply to offshore enterprises controlled by PRC enterprises and not those by PRC individuals, the determination criteria set forth in the circular and administration clarification made in the bulletin may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises and the administration measures should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals.  We do not believe that the legal entities organized outside China should be characterized as PRC tax residents for EIT Law purposes.

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

Our subsidiaries located in the PRC had aggregate accumulated earnings of approximately RMB104.4 million as of December 31, 2011.  Since we have decided to reinvest those profits for future development, no provision has been made for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to us. Accordingly, no deferred tax liability has been accrued for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to us as of December 31, 2011.

Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of carrying amount over tax basis, including those differences attributable to a more than 50% interest in a domestic subsidiary. We have not recorded any such deferred tax liability attributable to the financial interest in our variable-interest entity because the variable-interest entity was in an accumulated loss position as of December 31, 2011.

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

Revenue Recognition

Our revenue is principally derived from the following:

(a)   Online degree programs, which mainly provide: (i) online education technical and consulting services; and (ii) recruiting services and enrollment marketing services.

(i)   Online education technical and consulting services

Our primary business is to provide online education technical and consulting services to the online degree programs of leading Chinese universities.  These services mainly include academic program development, technology services and student support services.  All these services are provided over the service period, therefore the related revenue is recognized ratably over the six-month school semester, or the Semester, during which the Group provides the services.  A Semester generally begins in April and October of each calendar year.

(ii)   Student recruiting services, online technical services and enrollment marketing services

We also provide student recruiting, online technical, enrollment marketing services through our learning center network for collaborative universities in China, including those universities to which we provide online education technical and consulting services. The amount of service fees earned is computed as a percentage of tuition fee, which we collect from students on behalf of the universities, based on the agreements entered into with the universities. Service fees received are initially recorded as deferred revenue and are recognized as revenue ratably over the Semester during which the Group provides the services.

(b)   Online tutoring programs

We offer online interactive tutoring services to the students of primary and secondary schools through prepaid cards.  These services allow students access to our online education services over a fixed period of time, generally ranging from one month to three years, during which period the students can access the online learning platform at any time. We sell the prepaid cards to the students directly on our website or through distributors. The payments from distributors are generally received when the prepaid cards are delivered to the distributors, and not contingent upon the resale to the students (end users).

Payments received from students or distributors are initially recognized as deferred revenue. Revenue is recognized on a straight-line basis over the service period, starting from the activation of the prepaid cards by the students and ending with the prepaid card’s expiration date.

(c)    Private primary and secondary schools

We operate a number of private primary and secondary schools, which provide educational services to the students through traditional classroom education. Students register and pay for their classes at the beginning of each semester.  Fees received from students upfront are initially recorded as deferred revenue.  Revenue is recognized ratably over the service period, which is six months for each school semester.  If a student withdraws from a class, any collected but unearned portion of the fee is recognized as revenue at that time unless the student is entitled to a refund.

(d)    International and elite curriculum programs

We provide international post-secondary and English language learning services for high schools in the PRC and international polytechnic curriculum programs through traditional classroom education. For those programs, students must register and pay for their classes at the beginning of each semester or each short-term program, such as summer camp.  Fees collected from learning institutions are recognized either on a straight-line basis over the service period, which is typically the six-month school semester, or when such services are completed.

Income Taxes

We are subject to income taxes in the PRC. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes.

Recognizing and measuring uncertain tax positions requires a two-step approach. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on an audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

We make assumptions, judgments and estimates in the recognition and measurement of a tax position taken or expected to be taken in a tax return. These judgments, assumptions and estimates take into account current tax laws, our interpretation of current tax laws and possible outcomes of current and future audits conducted by domestic tax authorities. Changes in tax law or our interpretation of tax laws and the resolution of current and future tax audits could significantly impact the amounts of unrecognized, uncertain tax positions, if any, provided or to be provided for in our consolidated financial statements. Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. In general, PRC tax authorities have up to five years to conduct examination on our tax filings. Accordingly, our PRC subsidiaries' and affiliated entity’s tax filings for the tax years 2007 to 2011 remain open to examination by the respective taxing jurisdictions.

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

Uncertainties exist with respect to how the current income tax law in the PRC applies to our overall operations, and more specifically, with regard to tax residency status. The EIT Law includes a provision specifying that legal entities organized outside China will be considered residents for PRC income tax purposes if their place of effective management or control is within China. The Implementation Rules to EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, and properties occurs within the PRC. On April 22, 2009, the State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled offshore-incorporated enterprise is located in China. In addition, the SAT issued a bulletin on August 3, 2011 to provide more guidance on the implementation of the above circular with an effective date to be September 1, 2011. The bulletin made clarification in the areas of resident status determination, post-determination administration, as well as competent tax authorities. It also specifies that when provided with a copy of PRC tax resident determination certificate from a resident PRC -controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the PRC-sourced dividends, interest or royalties to the PRC-controlled offshore incorporated enterprise. Although both the circular and the bulletin only apply to offshore enterprises controlled by PRC enterprises and not those by PRC individuals, the determination criteria set forth in the circular and administration clarification made in the bulletin may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises and the administration measures should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals. We do not believe that the legal entities organized outside China should be characterized as PRC tax residents for EIT Law purposes.

Share-Based Compensation

The fair value of an option award was estimated on the date of grant or the date of modification using the Black-Scholes option pricing model that uses assumptions, including fair value of the ordinary shares underlying to the options, risk free interest rate, expected life, expected dividend yield and expected volatility. The Black-Scholes model is one of the most commonly used models that meet the criteria required by authoritative pronouncement regarding accounting for share-based payment in estimating fair value of employee share options.

We have historically used the following assumptions on the date of grant or modification:

	2009	2010	2011

Weighted average volatility rate	49.4%	48.3%	47.6%
Weighted average risk-free interest rate	2.19%	2.59%	1.18%
Weighted average expected option life (years)	5.3	6.0	6.0
Weighted average dividend yield	—	—	—
Weighted average fair value of ordinary share	$0.63	$1.19	$0.84

(a)   Volatility

Most of the options were granted prior to our initial public offering when we did not have historical data on the price of our publicly traded shares. As such, prior to our initial public offering, we based our estimate of expected volatility on the historical volatility of comparable entities whose share prices are publicly available over a period similar to the expected term of our options.

Since our initial public offering in December 2007, we have had slightly less than four and a half years of historical market price data for our ADSs, the historical share price data of our ADSs was limited. The average historical volatility of the market price of our ADSs over the period from December 2007 to April 20, 2012 was 45.71%. After our initial public offering, the volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of our ordinary shares from the initial public offering.

(b) Risk-free interest rate

Risk-free interest rate was estimated based on the yield, as of the grant date, to maturity of treasury bonds of the United States with a maturity period close to the expected term of the options.

(c) Expected term

As we did not have sufficient historical share option exercise experience, we estimated the expected term based on a consideration of factors including contractual term, vesting period and empirical study on exercise behavior of employee share option. In the future, should more detailed information be available to us, we would consider adopting a different method of estimating expected term.

(d) Dividend yield

We assumed a zero dividend yield based on our expected dividend policy over the expected term of the options.  We anticipate growing our business with internally generated cash and do not expect to pay dividends in the foreseeable future, nor have we paid any dividends to date.

(e)  Fair value of underlying ordinary shares

The closing market price of our ordinary shares as of the grant date was used as the fair value of the underlying ordinary shares on that date.

As of December 31, 2011, there were options outstanding for the purchase of 9,974,138 ordinary shares and options for the purchase of 694,475 ordinary shares available for future grant under our equity incentive plan. The share-based compensation expenses arising from the options we have granted are being recognized over the applicable vesting period, which typically is three years.

The fair value of each RSU is measured on the grant date based on the market price of the stock on the grant date. 50%, 33.3% and 16.7% of the restricted shares that may vest based on achievement of gross revenue performance targets set for 2013, 2015 and 2016, respectively. We recognize compensation cost on the RSUs based on the estimated probability of meeting the performance target and on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards. In the future, we may adjust our estimated probability of fulfill the performance target at the end of each reporting period.

Basis for Consolidation and Our Relationships with Our PRC-Affiliated Entity

Substantially all of our operations are conducted in China through our three principal PRC subsidiaries and through contractual arrangements with our PRC-affiliated entity. Our corporate structure is designed to comply with current PRC limitations on foreign ownership of, and participation in, companies engaging in the education and telecommunication sectors in China. We consolidate 100% of the interests of our subsidiaries and PRC-affiliated entity.

We conduct some of our operations through our PRC-affiliated entity, Hongcheng Education, in which we do not directly hold any equity interest. We entered into contractual arrangements with this entity and its shareholders pursuant to which we maintain effective control over this entity, bear all of its economic risk and receive substantially all of its economic rewards. In our consolidated financial statements, we have consolidated all of the interests of Hongcheng Education under authoritative pronouncement regarding consolidation of variable interest entities.

Prior to June 2009, the authoritative pronouncement regarding consolidation of variable-interest entities requires a “variable-interest entity” to be consolidated by the primary beneficiary of such entity. An entity is considered to be a variable-interest entity if certain conditions are present, including where the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. As a result of our various agreements with Hongcheng Education and its respective shareholders, we are considered the primary beneficiary of Hongcheng Education and all of its subsidiaries; which have been consolidated in our financial statements. All significant transactions and balances between us, our subsidiaries, Hongcheng Education have been eliminated upon consolidation.

In June 2009, new authoritative pronouncement is issued to amend the accounting rules for VIE. The amendments effectively replace the quantitative-based risks-and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has (1) the power to direct the activities of a variable interest entity that most significantly affect the entity’s economic performance and (2) the obligation to absorb losses of, or the right to receive benefits from, the entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity's economic performance. The new guidance also requires additional disclosures about a reporting entity’s involvement with variable interest entities and about any significant changes in risk exposure as a result of that involvement.

Because we, through our wholly owned subsidiary, Hongcheng Technology, have (1) the power to direct the activities of the VIE that most significantly affect the entity's economic performance and (2) the right to receive benefits from the VIE, we continue to consolidate the VIE upon the adoption of the new guidance which therefore, other than for additional disclosures, has no accounting impact.

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

Goodwill and Intangible Assets

Goodwill represents the cost of an acquired business in excess of the fair value of identifiable tangible and intangible net assets purchased. We assign all the assets and liabilities of an acquired business, including goodwill, to reporting units. We perform our goodwill impairment test on December 31 of each year. Impairment is tested using a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. As of December 31, 2011, we had four reporting units: online degree segments, online tutoring programs, international and elite curriculum programs, and primary and secondary schools which was the only unit with no goodwill balances.

If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Estimating fair value is performed by utilizing various valuation techniques.

In determining the fair values of our reporting units as of December 31, 2011, we considered the discounted cash flow method, or DCF, of the income approach to be more reliable than other approaches. The discounted cash flow for each reporting unit was projected based on financial forecast developed by management for planning purposes. Cash flows beyond the forecast periods were estimated using a terminal value calculation, which incorporated historical and forecasted financial trends for each reporting unit. Specifically, the income approach valuation included a revenue projection with compound annual growth rate ranging from 11.6% to 17.5% during the five years from 2012 to 2016, a cash flow discount rate ranging from 21% to 33%, and a terminal value growth rate at 3%. Publicly available information regarding the market capitalization of the Group was also considered in assessing the reasonableness of the fair value of the reporting unit estimated using the income approach valuation methodology. Based on the result of goodwill impairment test as of December 31, 2011, no impairment of goodwill was identified.

The valuations are based on information available as of the impairment review date and are based on expectations and assumptions that have been deemed reasonable by the management. Any changes in key assumptions, including unanticipated events and circumstances, may affect the accuracy or validity of such estimates and could potentially result in additional impairment charge.

An intangible asset with indefinite lives that is not subject to amortization is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Such impairment test consists of comparing the fair values of assets with their carrying value amounts and an impairment loss is recognized if and when the carrying amounts exceed the fair values. The estimates of fair values of intangible assets with indefinite lives are determined using various discounted cash flow valuation methodologies. Significant assumptions are inherent in this process, including estimates of discount rates.

Recently issued accounting standards

In May 2011, the FASB issued an authoritative pronouncement on fair value measurement. The guidance is the result of joint efforts by the FASB and IASB to develop a single, converged fair value framework. The guidance is largely consistent with existing fair value measurement principles in U.S. GAAP. The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments, mainly including:

•	Highest-and-best-use and valuation-premise concepts for nonfinancial assets- the guidance indicates that the highest-and-best-use and valuation-premise concepts only apply to measuring the fair value of nonfinancial assets.

•	Application to financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risk - the guidance permits an exception to fair value measurement principles for financial assets and financial liabilities (and derivatives) with offsetting positions in market risks or counterparty credit risk when several criteria are met. When the criteria are met, an entity can measure the fair value of the net risk position.

•	Premiums or discounts in fair value measure - the guidance states that "premiums or discounts that reflect size as a characteristic of the reporting entity's holding (specifically, a blockage factor that adjusts the quoted price of an asset or a liability because the market's normal daily trading volume is not sufficient to absorb the quantity held by the entity) rather than as a characteristic of the asset or liability (for example, a control premium when measuring the fair value of a controlling interest) are not permitted in a fair value measurement."

•	Fair value of an instrument classified in a reporting entity's shareholders' equity - the guidance prescribes a model for measuring the fair value of an instrument classified in shareholders' equity; this model is consistent with the guidance on measuring the fair value of liabilities.

•	Disclosures about fair value measurements - the guidance expands disclosure requirements, particularly for Level 3 inputs. Required disclosures include:

o	For fair value measurements categorized in level 3 of the fair value hierarchy: (1) a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, (2) a description of the valuation process in place (e.g., how the entity decides its valuation policies and procedures, as well as changes in its analyses of fair value measurements, from period to period), and (3) a narrative description of the sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs.

o	The level in the fair value hierarchy of items that are not measured at fair value in the statement of financial position but whose fair value must be disclosed.

The guidance is to be applied prospectively and effective for interim and annual periods beginning after December 15, 2011, for public entities. Early application by public entities is not permitted. The Group does not expect the adoption of this pronouncement to have a significant impact on its consolidated financial statements.

In June 2011, the FASB issued an authoritative pronouncement to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders' equity. These amendments do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the amendments are effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted.  In December 2011, the FASB issued a further authoritative pronouncement, Deferral of the Effective Date for Amendments to the Presentation of Reclassification of Items out of Accumulated Other Comprehensive Income. Under the amendments, entities are required to present reclassification adjustments and the effect of those reclassification adjustments on the face of the financial statements where net income is presented, by component of net income, and on the face of the financial statements where other comprehensive income is presented, by component of other comprehensive income. In addition, the amendments require that reclassification adjustments be presented in interim financial periods. The amendments supersede changes to those paragraphs that pertain to how, when, and where reclassification adjustments are presented. The amendments in this update are effective for public entities for fiscal years beginning after December 15, 2011. The Group does not expect the adoption of this pronouncement to have a significant impact on its consolidated financial statements.

In September 2011, the FASB issued an authoritative pronouncement related to testing goodwill for impairment. The guidance is intended to simplify how entities, both public and nonpublic, test goodwill for impairment. The pronouncement permits an entity to first assess qualitative factors to determine whether it is ‘‘more likely than not’’ that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The Group has not early adopted this pronouncement and does not expect the adoption of this pronouncement to have a significant impact on its financial condition or results of operation.

Results of Operations

The following table sets forth selected data from our consolidated statements of operations for the periods indicated.

	Years ended December 31,
	2009		2010		2011
	RMB	% of net revenue	RMB	% of net revenue	RMB	US$	% of net revenue
	(In thousands, except for percentages)
Net revenue:
Online degree programs	285,178	80.4%	310,005	79.7%	347,107	55,150	79.6%
Online tutoring programs	19,584	5.5%	23,669	6.1%	25,755	4,092	5.9%
Private primary and secondary schools	30,627	8.6%	41,054	10.6%	49,653	7,889	11.4%
International and elite curriculum programs	19,317	5.5%	14,114	3.6%	13,344	2,120	3.1%
Total net revenue	354,706	100%	388,842	100%	435,859	69,251	100%
Cost of revenue:
Online degree programs	95,428	26.9%	101,906	26.2%	124,242	19,740	28.5%
Online tutoring programs	5,713	1.6%	6,101	1.6%	9,107	1,447	2.1%
Private primary and secondary schools	26,109	7.4%	30,279	7.8%	36,127	5,740	8.3%
International and elite curriculum programs	11,112	3.1%	9,416	2.4%	16,128	2,562	3.7%
Total cost of revenue	138,362	39.0%	147,702	38.0%	185,604	29,489	42.6%
Gross profit:
Online degree programs	189,750	53.5%	208,099	53.5%	222,865	35,410	51.1%
Online tutoring programs	13,871	3.9%	17,568	4.5%	16,648	2,645	3.8%
Private primary and secondary schools	4,518	1.2%	10,775	2.8%	13,526	2,149	3.1%
International and elite curriculum programs	8,205	2.4%	4,698	1.2%	(2,784)	(442)	(0.6)%
Total gross profit	216,344	61.0%	241,140	62.0%	250,255	39,762	57.4%
Gross profit margin:
Online degree programs	66.5%	—	67.1%	—	64.2%	64.2%	—
Online tutoring programs	70.8%	—	74.2%	—	64.6%	64.6%	—
Private primary and secondary schools	14.8%	—	26.2%	—	27.2%	27.2%	—
International and elite curriculum programs	42.5%	—	33.3%	—	(20.9)%	(20.9)%	—
Total gross profit margin	61.0%	—	62.0%	—	57.4%	57.4%	—
Operating expenses:
General and administrative	82,858	23.4%	84,110	21.6%	93,950	14,927	21.6%
Selling and marketing	23,688	6.7%	37,632	9.7%	52,777	8,385	12.1%
Research and development	30,385	8.5%	37,358	9.6%	40,589	6,449	9.3%
Goodwill impairment	—	—%	—	—%	—	—	—%
Intangible assets impairment	—	—%	—	—%	—	—	—%
Total operating expenses	136,931	38.6%	159,100	40.9%	187,316	29,761	43.0%
Income from operations	79,413	22.4%	82,040	21.1%	62,939	10,001	14.4%
Operating margin	22.4%		21.1%		14.4%	14.4%
Other income	1,748	0.5%	572	0.2%	1,003	159	0.2%
Interest income	4,980	1.4%	5,552	1.4%	8,843	1,405	2.0%
Interest expense	(2)	0.0%	(5)	0.0%	—	—	—%
Gain on the sale of investment	—	—	1,071	0.2%	832	132	0.2%
Gain on consolidation of Hongcheng Xueyuan			260	0.1%	—	—	—
Income before income tax provisions and noncontrolling interest	86,139	24.3%	89,490	23.0%	73,617	11,697	16.9%
Income tax provisions	19,287	5.5%	13,333	3.4%	17,044	2,708	3.9%
Net income	66,852	18.8%	76,157	19.6%	56,573	8,989	13.0%
Less: net income contributable to the noncontrolling interests	32,073	9.0%	36,840	9.5%	39,752	6,316	9.1%
Net income attributable to ChinaEdu Corporation shareholders	34,779	9.8%	39,317	10.1%	16,821	2,673	3.9%

Year ended December 31, 2011 compared to the year ended December 31, 2010

Net Revenue.    Our total net revenue in 2011 was RMB435.9 million ($69.3 million), representing a 12.1% increase, compared to RMB388.8 million in 2010.

Online degree programs.     Net revenue from online degree programs in 2011 was RMB347.1 million ($55.2 million), representing a 12.0% increase from RMB310.0 million in 2010.  This increase was attributable primarily to the enrollment growth at our university partners’ online degree programs in fiscal year 2011 as compared to fiscal year 2010.  In the aggregate, our university partners had approximately 356,000 revenue students in 2011, representing a 14.5% increase from approximately 311,000 revenue students in 2010.

Online tutoring programs.     Net revenue from our online tutoring business increased approximately 8.8% from RMB23.7 million in 2010 to RMB25.8 million ($4.1 million) in 2011. The increase was primarily due to enhanced quality of service and newly developed courseware.

Private primary and secondary schools.     Net revenue from our private primary and secondary school business increased approximately 20.9% from RMB41.1 million in 2010 to RMB49.7 million ($7.9 million) in 2011. This was primarily due to an increase in enrollment at the Anqing private school.

International and elite curriculum programs.    Net revenue from our international and elite curriculum programs decreased approximately 5.5% from RMB14.1 million in 2010 to RMB13.3 million ($2.1 million) in 2011. This decrease was mainly attributable to a decrease in student enrollment as students participating in the international curriculum programs decreased from 2,240 in 2010 to 1,806 in 2011. Revenue for our newly launched international elite program in 2011 was RMB2.1 million ($0.3 million).

Cost of Revenue.    Total cost of revenue in 2011 was RMB185.6 million ($29.5 million), representing an increase of 25.7% as compared to RMB147.7 million in 2010.

Online degree programs.    Cost of revenue from our online degree programs in 2011 was RMB124.2 million ($19.7 million), representing a 21.9% increase from RMB101.9 million in 2010. The increase was primarily due to (i) an increase of RMB8.4 million ($1.3 million) related to the expansion of the Company’s learning center network and (ii) increase in employee-related costs in the amount of RMB10.1 million ($1.6 million) in 2011 as we hired additional staff in connection with efforts to enhance the current programs.

Online tutoring programs.     Our cost of revenue for our online tutoring programs increased approximately 49.3% from RMB6.1 million in 2010 to RMB9.1 million ($1.4 million) in 2011. This increase was mainly due to increase in employee-related costs in the amount of RMB1.8 million ($0.3 million) as we hired additional staff in connection with developing interactive and personalized learning products for our online tutoring programs.

Private primary and secondary schools.      Our cost of revenue for our private primary and secondary schools increased approximately 19.3% from RMB30.3 million in 2010 to RMB36.1 million ($5.7 million) in 2011. This was mostly attributable to the increase in employee-related costs in the amount of RMB3.3 million ($0.5 million) and depreciation of property and equipment in the amount of  RMB0.6 million ($0.1 million) in connection with the Anqing School’s new campus.

International and elite curriculum programs.     Our cost of revenue for our international and elite curriculum programs increased approximately 71.3% from RMB9.4 million in 2010 to RMB16.1 million ($2.6 million) in 2011. This increase was primarily attributable to the increase in employee-related and recruitment costs in connection with the expansion of our international and elite curriculum programs.

Gross Profit and Gross Margin.    Gross profit in 2011 was RMB250.3 million ($39.8 million) as compared with RMB241.1 million in 2010, representing an increase of 3.8%.  Gross margin in 2011 was 57.4%, as compared with gross margin of 62.0% in 2010.  Gross margin for the online degree programs was 64.2% in 2011 as compared with gross margin for the online degree programs of 67.1% in 2010.  The decrease in gross margin was primarily due to an increase in staffing and rental costs related to new business development and the expansion of the learning centers business.

Operating Expenses    Total operating expenses in 2011 were RMB187.3 million ($29.8 million), representing a 17.7% increase from RMB159.1 million in 2010. This increase was attributable primarily to the factors discussed below:

General and administrative expenses.   General and administrative expenses in 2011 were RMB94.0 million ($14.9 million), representing a 11.7% increase from RMB84.1 million in 2010.  While general and administrative expenses increased in 2011, they made up 21.6% of net revenue in 2011, similar to 2010. The increase was primarily attributable to increased staff costs and rising costs associated with leased facilities.

Selling and marketing expenses.     Selling and marketing expenses in 2011 were RMB52.8 million ($8.4 million), representing a 40.2% increase from RMB37.6 million in 2010.  The increase was primarily attributable to an increase in advertising expenses across our non-degree business lines as well as increased sales and marketing headcount at certain subsidiaries and expenses related to promotional and branding activities on a national level.

Research and development.     Research and development expenses in 2011 were RMB40.6 million ($6.4 million), representing an 8.6% increase from RMB37.4 million in 2010.  This increase was primarily attributable to increased staff and increased depreciation expenses associated with new research and development projects for online degree programs and new business initiatives for non-online degree programs.

Share-based compensation.    Share-based compensation in 2011, which was allocated to the related cost of revenue and operating expenses, was RMB6.5 million ($1.0 million), representing a slight increase of RMB0.2 million from RMB6.3 million in 2010.

Income from operations.    As a result of the foregoing, income from operations was RMB62.9 million ($10.0 million) in 2011, as compared to RMB82.0 million in 2010 and operating margin was 14.4% in 2011 as compared to 21.1% in 2010.

Interest income.    Interest income increased by 59.3% to RMB8.8 million ($1.4 million) in 2011, as compared to RMB5.6 million in 2010.  This increase was attributable primarily to an increase in cash and liquid investment balances and a higher effective interest rate in 2011 compared to 2010.

Income tax provision.   Income tax expense in 2011 was RMB17.0 million ($2.7 million), representing a 27.8% increase from RMB13.3 million in 2010.  The increase was primarily related to the reversal of unrecognized tax benefits in 2010.

Net income attributable to noncontrolling interests.    Net income attributable to noncontrolling interests was RMB39.8 million ($6.3 million) in 2011, representing a 7.9% increase as compared to RMB36.8 million in 2010, which was primarily attributable to the noncontrolling interest impact related to the increase in net income from online degree programs in 2011.

Net income attributable to ChinaEdu.     Net income attributable to ChinaEdu was RMB16.8 million ($2.7 million) in 2011, compared with RMB39.3 million in 2010.

Year ended December 31, 2010 compared to the year ended December 31, 2009

Net Revenue.    Our total net revenue in 2010 was RMB388.8 million, representing an 9.6% increase, compared to RMB354.7 million in 2009.

Online degree programs.     Net revenue from online degree programs in 2010 was RMB310.0 million, representing an 8.7% increase from RMB285.2 million in 2009.  This increase was attributable primarily to the enrollment growth at our university partners’ online degree programs in 2010 as compared to in 2009.  In the aggregate, our university partners had approximately 311,000 revenue students in 2010, representing an 8.4% increase from approximately 287,000 revenue students in 2009.

Online tutoring programs.     Net revenue from our online tutoring business increased approximately 20.9% from RMB19.6 million in 2009 to RMB23.7 million in 2010. The increase was primarily due to the improvement of quality of teaching services and the development of tutoring products.

Private primary and secondary schools.     Net revenue from our private primary and secondary school business increased approximately 34.0% from RMB30.6 million in 2009 to RMB41.1 million in 2010. This was primarily due to a 40% increase in enrollment at our Anqing School for the 2009-2010 academic year and a 13% increase in enrollment at Anqing School for the 2010-2011 academic year.

International curriculum programs.    Net revenue from our international curriculum programs decreased approximately 26.9% from RMB19.3 million in 2009 to RMB14.1 million in 2010. This decrease was mainly attributable to the further decrease in student enrollment, resulting from the termination of our agreement with WITT in 2010. Students participating in the international curriculum programs decreased from 2,800 in 2009 to 2,240 in 2010.

Cost of Revenue.    Total cost of revenue in 2010 was RMB147.7 million, representing a 6.8% as compared to RMB138.4 million in 2009.

Online degree programs.    Cost of revenue from our online degree programs in 2010 was RMB101.9 million, representing a 6.8% increase from RMB95.4 million in 2009. The increase was primarily due to cost increases related to the expansion of the Company’s learning center network and an increase in employee-related costs in 2010 as the Company hired additional staff in connection with efforts to enhance the current programs and develop future business initiatives.

Online tutoring programs.     Our cost of revenue for our online tutoring programs increased approximately 6.8% from RMB5.7 million in 2009 to RMB6.1 million in 2010. This increase was mainly due to the new hire of faculty staff in 2010.

Private primary and secondary schools.      Our cost of revenue for our private primary and secondary schools increased approximately 16.0% from RMB26.1 million in 2009 to RMB30.3 million in 2010. This was mostly attributable to the increase in the student enrollment, which resulted in increased employee related costs and depreciation of property and equipment as we completed the construction of the Anqing School’s new campus.

International curriculum programs.     Our cost of revenue for our international curriculum programs decreased approximately 15.3% from RMB11.1 million in 2009 to RMB9.4 million in 2010. This decrease was primarily attributable to the decrease in the related operational costs associated with the decrease in student enrollment.

Gross Profit and Gross Margin.    Gross profit in 2010 was RMB241.1 million as compared with RMB216.3 million in 2009, representing an increase of 11.5%.  Gross margin in 2010 was 62.0%, as compared with gross margin of 61.0% in 2009.  Gross margin for the online degree programs was 67.1% in 2010 as compared with gross margin for the online degree programs of 66.5% in 2009.  The increase in gross margin was primarily due to the increase in revenue student enrolled in online degree program as well as the improved margin for online tutoring program  .

Operating Expenses    Total operating expenses in 2010 were RMB159.1 million, representing a 16.2% increase from RMB136.9 million in 2009. This increase was attributable primarily to the factors discussed below:

General and administrative expenses.   General and administrative expenses in 2010 were RMB84.1 million, representing a 1.5% increase from RMB82.9 million in 2009. The slight increase reflects continued tight cost control in 2010.

Selling and marketing expenses.     Selling and marketing expenses in 2010 were RMB37.6 million, representing a 58.9% increase from RMB23.7 million in 2009.  The increase was primarily attributable to an increase in advertising expenses for 101 online tutoring programs, the learning center network, and selected subsidiaries as well as increased sales and marketing headcount at certain subsidiaries.

Research and development.     Research and development expenses in 2010 were RMB37.4 million, representing a 22.9% increase from RMB30.4 million in 2009.  This increase was primarily attributable to increased staff and increased depreciation expenses associated with new research and development projects for online degree programs and new business initiatives for non-online degree programs.

Goodwill impairment and intangible assets impairment.    There was no impairment charge of goodwill and intangible assets in 2009 and 2010.

Share-based compensation.    Share-based compensation in 2010, which was allocated to the related cost of revenue and operating expenses, was RMB6.3 million, representing a decrease of RMB1.1 million from RMB7.4 million in 2009.  This decrease was primarily attributable to a true-up adjustment of forfeited stock options.

Income (loss) from operations.    Income from operations was RMB82.0 million in 2010, as compared to RMB79.4 million in 2009.  Operating margin was 21.1% in 2010 as compared to 22.4% in 2009.

Interest income.    Interest income increased by 11.5% to RMB5.6 million in 2010, as compared to RMB5.0 million in 2009.  This increase was attributable primarily to a higher interest rate in 2010 compared to 2009.

Income tax provision.   Income tax expense in 2010 was RMB13.3 million, representing a decrease from RMB19.3 million in 2009.  The decrease was primarily related to the reversal of unrecognized tax benefits.

Noncontrolling interest.    Noncontrolling interest was RMB36.8 million in 2010, representing an 14.9% increase, as compared to RMB32.1 million in 2009, which was primarily attributable to a noncontrolling interest impact related to the increase in net income from online degree programs in 2010.

Net (loss) income attributable to ChinaEdu .     Net income attributable to ChinaEdu was RMB39.3 million in 2010, compared with RMB34.8 million in 2009.

B.	Liquidity and Capital Resources

Since our initial public offering in December 2007, we have financed our operations primarily through cash flows from operations and our initial public offering. As of December 31, 2011, we had RMB371.9 million ($59.1 million) in cash and bank deposits and no borrowings. Our cash and bank deposits primarily consist of cash on hand, demand deposits and term deposits with original maturity terms of greater than three months but less than one year that are placed with banks and other financial institutions. A portion of the cash balances of our PRC-affiliated entity and its subsidiaries may be paid to us pursuant to our contractual arrangements with it and its subsidiaries for our technical and teaching support, enrollment system and other services. We may fund the cash needs of our PRC-affiliated entity from time to time.

We have not encountered any difficulties meeting our cash obligations to date.  Since we do not expect to make additional significant capital expenditures through the end of 2012, we believe that our current cash and cash equivalents and anticipated future cash flows from operations, will be sufficient to meet our presently anticipated cash needs.   We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek selling additional equity securities or debt securities or borrow from lending institutions.

In 2010, we completed construction of the new campus at the Anqing School.  We had outstanding capital commitments of approximately RMB64.8 million as of December 31, 2011 associated with the acquisition of Jingzhou School (Southern Campus). However, due to the ongoing delays that have prevented construction at Jingzhou School (Southern Campus), we are currently unable to estimate when the outstanding RMB64.8 million capital commitment will be paid. For details on our property renovation and construction plans, see “Item 4. Information on the company- D. Property plants and Equipment.”

The following table sets forth a summary of our cash flows for the periods indicated:

	Years ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
	(In thousands)
Net cash provided by operating activities	83,420	64,416	124,458	19,774
Net cash used in investing activities	(149,068)	(63,126)	(22,249)	(3,534)
Net cash used in financing activities	(85,454)	(13,247)	(19,036)	(3,026)
Effect of exchange rate changes	312	(693)	80	14
Net changes in cash and cash equivalents	(150,790)	(12,650)	83,253	13,228
Cash and cash equivalents at beginning of period	353,933	203,143	190,493	30,266
Cash and cash equivalents at end of period	203,143	190.493	273,746	43,494

Operating Activities

In 2011, we generated positive cash flow from operating activities of RMB124.5 million ($19.8 million), which was primarily derived from our net income of RMB56.6 million ($9.0 million), adjusted by the add-back of non-cash items of RMB35.6 million ($5.7 million) from a number of factors, including share-based compensation expenses of RMB6.5 million ($1.0 million), depreciation of RMB23.9 million ($3.8 million) and amortization of intangible assets and land use rights of RMB4.8 million ($0.8 million). These positive cash flows were also enhanced by aggregate changes in our current assets and liabilities of RMB32.3 million ($5.1 million), which included an RMB8.7 million ($1.4 million) decrease in accrued expenses and other current liabilities, an RMB8.6 million ($1.4 million) decrease in amounts due from related parties, an RMB21.9 million ($3.5 million) increase in deferred revenue and an RMB3.6 million ($0.6 million) decrease in accounts receivable. Those positive factors were partially offset by the decrease in amounts due to related parties of RMB19.7 million ($3.1 million).

In 2010, we generated positive cash flow from operating activities of RMB64.4 million, which was primarily derived from our net income of RMB76.2 million, adjusted by the add-back of non-cash items of RMB27.0 million from a number of factors, including share-based compensation expenses of RMB6.3 million, depreciation of RMB21.0 million, and amortization of intangible assets and land use rights of RMB5.0 million. These positive cash flows were also offset by aggregate changes in our current assets and liabilities of RMB38.7 million, which included an RMB14.6 million increase in accrued expenses and other current liabilities, a RMB4.0 million increase in amounts due to related parties, a RMB8.6 million increase in deferred revenue and a RMB6.9 million decrease in accounts receivable. Those positive factors were partially offset by changes in growth in amounts due from related parties of RMB68.8 million. The increase in amounts due from related parties reflected higher service fees payable to us by our university partners in 2010 than those paid to us in the same period in 2009.

In 2009, we generated positive cash flow from operating activities of RMB83.4 million, which was primarily due to our net income of RMB66.9 million, adjusted by the add-back of non-cash items RMB31.0 million from a number of factors, including share-based compensation expenses of RMB7.4 million, depreciation of RMB16.6 million, and amortization of intangible assets of RMB5.2 million. These positive cash flows were also offset by aggregate changes in our current assets and liabilities of RMB14.5 million, which included a RMB19.1 million increase in accrued expenses and other current liabilities due to the growth of our business and increased accrued employee payroll and welfare benefits, a RMB9.4 million increase in income tax and other taxes payable due to increased profitability of several of our subsidiaries, and a RMB3.8 million increase in deferred revenues due to an increase in revenue students. Those positive factors were partially offset by an increase in amounts due from related parties of RMB26.3 million and an increase in accounts receivable of RMB13.8 million.  The increase in amounts due from related parties reflected higher service fees payable to us by our university partners in 2009 than those paid to us in the same period in 2008.

Investing Activities

In 2011, net cash used in investing activities was RMB22.2 million ($3.5 million), which was primarily related to the purchase of property and equipment in the amount of RMB20.8 million ($3.3 million), our deposits paid for the acquisition of property and equipment in the amount of RMB18.9 million ($3.0 million) and our purchase of investments in the amount of RMB19.6 million ($3.1 million). These cash outflows were partially offset by the maturity of term deposits in the amount of RMB22.3million ($3.5 million) and proceeds from the sale of investments in the amount of RMB16.3 million ($2.6 million).

In 2010, net cash used in investing activities was RMB63.1 million, which was primarily related to our investment in purchase of property and equipment in the amount of RMB26.9 million, our deposits paid for acquisition of property and equipment in the amount of RMB19.8 million and our purchase of investments in the amount of RMB28.0 million.

In 2009, net cash used in investing activities was RMB149.1 million, which was primarily related to our purchase of additional term deposit products in the total amount of RMB58.8 million, our deposits paid for acquisition of property and equipment in the amount of RMB11.4 million, our investment in purchase of property and equipment in the amount of RMB57.1 million, and our purchase of investments in the amount of RMB20.6 million.

Financing Activities

Net cash used in financing activities in 2011 was RMB19.0 million ($3.0 million), primarily consisting of RMB13.5 million ($2.1 million) in cash dividends paid to noncontrolling shareholders and the repurchase of ordinary shares in the amount of RMB7.5 million ($1.2 million).  In addition, we received RMB3.0 million ($0.5 million) in capital contributions from noncontrolling shareholders.  Net cash used in financing activities was RMB13.2 million in 2010. This was attributable primarily to the repurchase of ordinary shares in the amount of RMB13.5 million. Net cash used in financing activities was RMB85.5 million in 2009. This was attributable primarily to the repurchase of ordinary shares in the amount of RMB76.4 million and cash dividends of RMB14.7 million paid to noncontrolling shareholders for the year ended December 31, 2009, consisting of cash dividends of RMB4.1 million paid to Dongbei University of Finance and Economics by Dalian Dongcai Technology Col, Ltd. and RMB10.6 million to China Agricultural University of China by Zhong Nongda Networks Development Co., Ltd.

Capital Expenditures

We made capital expenditures of RMB70.4 million, RMB46.7 million and RMB39.7 million ($6.3 million) in 2009, 2010 and 2011, respectively. These capital expenditures were primarily for the acquisition of land and buildings at our Pingdingshan School, Anqing School and Jingzhou School (Southern Campus) and for additional office space relating to our online degree programs. Each of our three private schools (Pingdingshan School, Anqing School and Jingzhou School (Southern Campus)) has associated properties that we either own or lease. We estimate that capital expenditures for fiscal year 2012 will be approximately RMB1.3 million ($0.2 million) at our Anqing School and Pingdingshan School.  As discussed above, because of the ongoing delays that have prevented construction at our Jingzhou School (Southern Campus), we do not currently anticipate incurring any capital expenditures in connection with the construction of the Jingzhou School (Southern Campus) in the near future, or at all.

C.	Research and Development, Patents and Licenses, etc.

Intellectual Property and Proprietary Rights

We regard our copyrights, trademarks, trade secrets and other intellectual property rights as critical to our business. We rely on trademark and copyright law, trade secret protection, non-competition and confidentiality and/or licensing agreements with our executive officers, clients, contractors and others to protect our intellectual property rights. We have registered our chinaedu.com, prcedu.com and chinaedu.net Internet domain names, which are held by our PRC-affiliated entity’s subsidiaries.

We have directly, or indirectly through our PRC-affiliated entity, registered for trademark protection for certain intellectual property relating to our brand and our websites with the Trademark Office of the Chinese State Administration for Industry and Commerce. We have also registered some of the computer software that we have developed for copyright protection with the Chinese National Copyright Office.

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

Our technology is based on the Microsoft platform for online degree, as well as other open source projects like computer algebra system (CAS), Sakai and LifeRay. Core supporting systems and training programs are implemented with Linux servers. Application software and databases are further supported by storage and back-up technologies. In addition to providing software solutions, along with maintenance support and customized development, we provide centralized system and network management services to our online degree program customers. Our production servers are hosted at a data center operated by China Telecom. In addition to the services provided by the data center (such as uninterrupted power supply), the servers are supported by advanced technologies to ensure security, scalability, reliability and expandability. Additionally, our bandwidth is scalable to accommodate spikes in user activity and content delivery network services by the top two providers are utilized to guarantee scalability and reliability

Using advanced technologies, our system can identify errors and isolate failed servers automatically to minimize the interruption of our customers’ access to our services. Our websites are hosted at a third-party facility in Beijing. This facility provides redundant utility systems, a back-up electric generator and 24-hour server support. All our servers have redundant power supplies to maximize system and date availability. We regularly back-up our databases automatically on storage devices hosted at an Internet data center to minimize the impact of data loss due to system failures and we maintain back-up files offsite to facilitate disaster recovery.

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

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. Other than warrants, we have not entered into any other derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. In addition, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Furthermore, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Authoritative pronouncement regarding consolidation of variable-interest entities requires a “variable-interest entity” to be consolidated by the primary beneficiary of such entity. An entity is considered to be a variable-interest entity if certain conditions are present, including where the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. As a result of our various agreements with Hongcheng Education and its respective shareholders, we are considered to be the primary beneficiary of Hongcheng Education and all its subsidiaries. The financial statements of Hongcheng Education and all its subsidiaries have been consolidated into our financial statements. All significant transactions and balances between us, our subsidiaries, Hongcheng Education and all its subsidiaries have been eliminated upon consolidation.

F.	Tabular Disclosure of Contractual Obligations

Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2011.

	Payment Due by December 31
	Total	2012	2013	2014	2015	2016	Thereafter
	(In RMB thousands)
Operating lease obligations	26,450	11,733	7,646	2,062	1,939	1,939	1,131
Facility fees to a middle school (1)	15,600	1,200	1,200	1,200	1,200	1,200	9,600
Capital obligations for private primary and secondary schools (2)	66,059	1,307	—	—	—	—	—
Unrecognized tax benefit (3)	6,089	—	—	—	—	—	—

(1) These amounts represent the user fees that our Anqing School will pay to the Fourth Middle School of Anqing for the use of certain facilities of the Fourth Middle School of Anqing over the period set out in the related agreement.

(2) These amounts include the remaining portion of our capital commitments to the Jingzhou government for the expansion of the Jingzhou School (Southern Campus) (approximately RMB64.8 million ($10.3 million)), and also include RMB1.3 million ($0.2 million) has been contracted for the Anqing School and the Pingdingshan School’s constructions with third-party contractors in 2011. Since we do not know when construction will begin at the Jingzhou School, we are unable to reasonably estimate the timing of the capital commitment for the Jingzhou School.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “is expected to,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:

•	our anticipated growth strategies;

•	our future business development, results of operations and financial condition;

•	expected changes in our revenues and certain cost and expense items;

•	our ability to increase student enrollments and course fees and expand program, service and product offerings;

•	competition in the language training, test preparation, primary and secondary education, educational content, software and other technology development and online education markets;

•	risks associated with our offering of new educational programs, services and products and the expansion of our geographic reach;

•	risks associated with our existing development projects, including construction delays or cost overruns with respect to our pending campus construction projects and the build out of our learning center network, which may increase project costs, and the failure of the newly developed schools or learning centers to perform as expected;

•	the expected increase in expenditures on education in China;

•	PRC laws, regulations and policies relating to private education and providers of private educational services; and

•	general economic, business and other market conditions in the PRC and worldwide, including the ability of the general global economy to recover timely from the current economic downturn.

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

Directors and Senior Management

Members of our board of directors are elected by our shareholders. Our executive officers are appointed by, and serve at the discretion of, our board of directors.

The following table sets forth information concerning our directors and executive officers. The business address of each of our directors and executive officers listed below is 4th Floor-A, GeHua Building, No. 1 Qinglong Hutong, Dongcheng District, Beijing, 100007, the People’s Republic of China.

Name	Age	Positions
Julia Huang	44	Chairman of the Board of Directors
Shawn Ding	48	Chief Executive Officer, Director
Zonglian Gu	57	Director
Samuel Yen	41	Director
Min Fan	47	Director
Tianwen Liu	50	Director
Yixin Mei	42	Chief Financial Officer
Changqing Xie	49	Vice President
Xia Zhu	45	Vice President
Lingling Chen	39	Vice President
Honglan Zhang	47	Vice President

Julia Huang has served as our chairman since September 2007 and as our chief executive officer from June 2000 to January 2012. Prior to joining us, she served in various positions at Ernst & Young Management Consulting (New York) Group. Ms. Huang also served as a project manager at Merck & Co.. Ms. Huang holds an MBA from Columbia Business School with concentrations in finance and international business and a master’s degree in chemical engineering and microbiology from the University of Tennessee, Knoxville.

Shawn Ding has served as our chief executive officer since January 2012 and as our director since December 2004. Mr. Ding served as our president and chief operating officer from December 2004 to January 2012. Mr. Ding joined us in July 2001 as our chief technology officer. From 2000 to 2001, Mr. Ding was the chief technology officer of Infostream Technologies Inc., a U.S. company specializing in the development and implementation of packaged and customized enterprise resource planning software. He also served as a director of Internet application development at Automatic Data Processing, Inc. from 1999 to 2000 and was a director of system architecture at Prudential Insurance Company of America from 1992 to 1998. Mr. Ding received a bachelor’s degree in environmental science from Peking University, a bachelor’s degree in computer science from Rutgers University, and a master’s degree in computer science from the New Jersey Institute of Technology.

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

Tianwen Liu was elected as a director of our company in September 2008. Mr. Liu is the chairman and chief executive officer of iSoftStone Information Service Corporation. Mr. Liu founded iSoftStone, one of the fastest growing IT outsourcing companies in China. He has over 20 years of experience in the IT sector. Prior to iSoftStone, Mr. Liu co-founded AsiaEC.com in 1999, and led the effort to build the company from the ground up and grow it to become China's largest on-line office supply and services provider. Prior to AsiaEC.com, Mr. Liu served as the general manager of Siemens Business Services and Siemens Nixdorf Information Technologies from 1996-1999, where he was responsible for IT consulting, system integration, and outsourcing businesses in China. Before that, Mr. Liu worked for several consulting and IT companies in the U.S., including Bechtel and DEC. Mr. Liu holds a MBA from Massachusetts Institute of Technology, as well as a master’s degree in electrical engineering from the University of Massachusetts.

Yixin Mei joined our company as chief financial officer in November 2011. Prior to joining ChinaEdu, Mr. Mei was a senior manager in assurance and advisory services with Deloitte Touche Tohmatsu CPA Ltd., or Deloitte, in Beijing, China. Prior to joining Deloitte, Mr. Mei held senior manager and manager positions at Ernst & Young LLP and KPMG LLP, respectively, during his nine years in Canada and also served as a finance and administrative manager in Beijing for Kennametal Ltd., a company listed on the New York Stock Exchange, where he was responsible for financial reporting, strategic planning, treasury, risk management, investor and bank relations, corporate governance, taxation, audit and budgeting for Kennametal Ltd’s operations in China. Mr. Mei began his career as a corporate accountant for China Trust and Investment Corporation for Economic Development, a state-owned financial institution, in Beijing, where he was responsible for financial reporting. Mr. Mei holds a master's degree in finance from Renmin University of China in Beijing and a bachelor's degree in finance from Zhong Nan University of Finance and Economics in Wuhan, China. He earned his certified management accountant designation in the United States in 2003 and his Canadian chartered accountant designation in Edmonton, Canada in 2006.

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

Xia Zhu has served as a vice president of our company since 2012. She joined ChinaEdu in 2009 as the Deputy General Manager of Hongcheng Xueyuan. Prior to joining ChinaEdu, Ms. Zhu served as the General Manager of Star Software Co., Ltd, a company she founded in 1993. Ms. Zhu received a bachelor’s degree in Computer Science from Lanzhou University in 1989.

Lingling Chen has served as a vice president of our company since 2009. She joined ChinaEdu in 2005 as the director of human resources and became the general manager of our 101 Online Tutoring programs in 2008. Prior to joining the company, Ms. Chen was the director of human resources at Tsinghua Tongfang. She has over 11 years of experience in human resources management and also received national license in psychology and professional teaching license. Ms. Chen received a bachelor's degree in history at Liaoning University in 1997.

Honglan Zhang joined our company in 2006 as vice president of business development. From 2000 to 2006, Ms. Zhang was the general manager of the Distance Education division and the vice president of operations at Oriental Group Satellite Network Technology Co., Ltd. She received a bachelor’s degree in Biology from East China Normal University in 1987.

Employment Agreements

We have entered into employment agreements with each of our executive officers. The terms of these agreements are substantially similar to each other. Under these agreements, we have agreed to employ each of our executive officers for a period of three years, provided that their respective employment relationship with our company may be terminated by us or the executive officer under certain circumstances. These agreements do not provide for any special termination or severance benefits beyond what is required under the relevant laws of the PRC, nor do we have other arrangements with these executive officers regarding such matters. Under these agreements, each executive officer has agreed not to disclose our confidential information and to abide by certain non-competition restrictions during his or her tenure with our company and for a period of two years thereafter.

B. Compensation

Compensation of Directors and Executive Officers

We paid aggregate cash compensation of approximately RMB4.5 million ($0.7 million) and granted options to acquire an aggregate of 330,000 ordinary shares to our executive officers as a group in 2011. Aggregate cash compensation includes all salary, cash bonuses and housing allowances paid by us. We did not provide any other non-cash compensation to our executive officers as a group in 2011. See “—Stock-Based Compensation Plans” and “Stock Incentive Plan-Restricted Share Units” for additional information. We paid aggregate cash compensation of approximately RMB0.2 million in 2011 to our three independent directors for serving as directors. We did not provide any non-cash compensation to our non-executive or independent directors in 2011.

Stock-Based Compensation Plans

We amended our Equity Incentive Plan, or Amended Equity Incentive Plan, by a written resolution adopted by our compensation committee on August 18, 2010. Our Amended Equity Incentive Plan changed the annual increase in number of shares available for issuance under the equity incentive plan from 2% of our outstanding shares as of December 31st of the proceeding year to 2.5% of the same. The other terms of the Amended Equity Incentive plan remain unchanged. The Amended Equity Incentive Plan provides for the grant of options as well as restricted shares and restricted stock units, referred to as “awards.” The purpose of the plan is to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants, and promote the success of our business.

Administration. The compensation committee of our board of directors will administer the plan. Subject to the provisions of the Amended Equity Incentive Plan, the compensation committee has the authority, in its sole discretion to, among other things, amend or modify outstanding awards under the plan, only in ways that will not be adverse to the award/option holder, including, without limitation, the re-pricing of options with an exercise price that is higher than the current trading price of our shares, or “underwater” options, or the replacement of an option with cash or other award type that would be treated as a re-pricing under the rules of the stock exchange on which the shares are listed. In addition, our shareholders also approved an amendment to the plan that eliminated the requirement that subsequent amendments to the Amended Equity Incentive Plan be submitted for shareholder approval (to the extent such shareholder approval would have been required under the stock exchange on which our securities are listed).

Option Terms. Share options granted under our Amended Equity Incentive Plan may be incentive share options, or ISOs, which are intended to qualify for favorable U.S. federal income tax treatment under the provisions of Section 422 of the U.S. Internal Revenue Code of 1986, as amended, or non-qualified share options, or NSOs, which do not so qualify. Under our Amended Equity Incentive Plan, the exercise price of ISOs cannot be less than the fair market value of our ordinary shares on the date of grant. However, in the case of an ISO granted to a grantee who at the time of grant owned shares possessing more than 10.0% of the combined voting power of all classes of our share capital (including any equity of any of our PRC subsidiaries), the option price may not be less than 110.0% of the fair market value of our ordinary shares on the date of grant of such ISO and the option period may not be greater than five years from the date of grant. The exercise price for NSOs is determined by the board of directors but may not be less than the fair market value of ordinary shares on the date of grant.

Eligibility. Under our Amended Equity Incentive Plan, awards may be issued to employees, non-employee directors or consultants of our company or our PRC subsidiaries, although ISOs may only be issued to our employees or the employees of our PRC subsidiaries.

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

As of April 20, 2012, our board of directors has authorized the issuance of up to 17,263,827 ordinary shares upon exercise of awards granted under our equity incentive plan, with an increase each year equal to 2.5% of the outstanding number of shares as of the immediately preceding year ended December 31. As of April 20, 2012, options to purchase 9,974,138 ordinary shares were outstanding and options to purchase 1,963,376 ordinary shares remained available for future option grants. The following table summarizes the outstanding option shares granted to our directors and executive officers as of April 20, 2012:

Name	Ordinary Shares Underlying Option Grant	Exercise Price ($/share)	Expiration Date
Julia Huang (1)	2,221,613	Vary from 1.09 to 2.25	Vary from March 2014 to December 2019
Shawn Ding (2)	2,319,280	Vary from 0.86 to 2.25	Vary from March 2014 to December 2019
Zhonglian Gu	*	Vary from 0.50 to 1.80	Vary from August 2013 to April 2017
Samuel Yen	*	1.80	January 2018
Min Fan	*	1.83	December 2017
Tianwen Liu	*	1.56	September 2018
Yixin Mei	*	1.80	November 2021
Changqing Xie	*	Vary from 0.86 to 1.80	Vary from December 2014 to March 2018
Xia Zhu	—	—	—
Lingling Chen	*	Vary from 1.26 to 2.25	Vary from August 2015 to December 2019
Honglan Zhang	*	Vary from 1.58 to 2.25	Vary from December 2015 to December 2019

* Director or executive officer who beneficially owns less than 1% of our ordinary shares outstanding as of April 20, 2012, including the ordinary shares underlying options exercisable by such person within 60 days .

(1) Ms. Huang designated the stock options that she beneficially owns to South Lead Technology Limited, a British Virgin Islands company.

(2) Mr. Ding designated the stock options that he beneficially owns to Moral Known Industrial Limited, a British Virgin Islands company.

Stock Incentive Plan-Restricted Share Units

In September 2010, the compensation committee of our board of directors approved a RSU awards program pursuant to the Amended Equity Incentive Plan. Up to 50%, 33.3% and 16.7% of the granted restricted shares may vest subject to our achievement of gross revenue performance target set for 2013, 2015 and 2016, respectively.

The following table summarizes, as of April 20, 2012, the RSUs granted under the program to our directors and executive officers:

Name	Number of Restricted Share Units	Price (US$/Share)	Vesting Dates
Julia Huang	360,000	—	2013, 2015 and 2016
Shawn Ding	300,000	—	2013, 2015 and 2016

Pension and Similar Benefits

Full-time employees of our company in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require us to accrue for these benefits based on certain percentages of the employees’ salaries. The total amount we have accrued under such employee benefits plans as of December 31, 2011 was approximately RMB35.4 million ($5.6 million).

C. Board Practices

Board Composition

Our board of directors consists of six directors, three of whom satisfy the “independence” requirements of the Nasdaq Listing Rules and the SEC regulations. We will rely on Nasdaq Listing Rules that permits a foreign private issuer to be exempted from the requirement that a majority of its board of directors be “independent.” We intend to comply, however, with the other Nasdaq Listing Rules, in particular, the independence requirements for the relevant board committees discussed below. There are no family relationships between any of our directors and executive officers.

Committees of the Board of Directors

To enhance our corporate governance, we have established three committees under the board of directors: the audit committee, the compensation committee and the nominating committee. We adopted charters for each of these committees. The committees have the following functions and members:

Audit Committee

Our audit committee consists of Samuel Yen, Min Fan and Tianwen Liu. Our board of directors has determined that each of Samuel Yen, Min Fan and Tianwen Liu satisfies the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Rule 5605(a)(2) of the Nasdaq Listing Rules. Mr. Yen serves as chairman of the audit committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

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

Compensation Committee

Our compensation committee consists of Samuel Yen, Min Fan and Tianwen Liu. Our board of directors has determined that each of Samuel Yen, Min Fan and Tianwen Liu satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Listing Rules. Tianwen Liu serves as chairman of the compensation committee. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. In addition, the compensation committee reviews stock compensation arrangements for all of our other employees. Members of the compensation committee will not be prohibited from direct involvement in determining their own compensation. Our chief executive officer is not permitted to be present at any committee meeting during which his or her compensation is deliberated. Our compensation committee is responsible for, among other things:

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

Nominating Committee

Our nominating committee consists of Samuel Yen, Min Fan and Tianwen Liu. Our board of directors has determined that each of Samuel Yen, Min Fan and Tianwen Liu satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Listing Rules. Min Fan serves as chairman of the nominating committee. The nominating committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. Our nominating committee is responsible for, among other things:

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

Duties of Directors

Under Cayman Islands law, our directors have a common law duty of loyalty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. We have the right to seek damages if a duty owed by our directors is breached.

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

Terms of Directors and Executive Officers

At each annual general meeting of the shareholders of our company, one-fourth of our directors at such time are required to retire from office and are eligible for re-election. All of these directors will retain office until the close of such general meeting. The service agreements for each of the directors do not provide for any special termination or severance benefits beyond what is required under the relevant laws of the PRC, nor do we have other arrangements with our directors regarding such matters.

D. Employees

We had 1,603 employees, 1,856 employees and 2,116 employees as of December 31, 2009, 2010 and 2011, respectively. The increase in our employee headcount from 2009 to 2011 was primarily due to the increase of the employees as a result of becoming a public reporting company, the expansion of 101 Online School’s Beijing sales and product development team, the establishment of our learning center network, the expansion of our technology team and the expansion of our international and elite program. The following table sets forth the number of our employees categorized by function and the percentage of each category of our total employees as of December 31, 2011.

	Employees	Percentage
Operations and program support	1,263	59.7%
Management and administration	397	18.8%
Research and development	255	12.1%
Selling and marketing	201	9.5%
Total number of employees	2,116	100.0%

We believe that our relations with our employees are good, and we have not experienced any significant labor disputes. Our employees are not represented by any collective bargaining agreements or labor unions.

We are required by PRC law to participate in various government sponsored benefit and pension programs for our employees. We are required to accrue a portion of the salaries, bonuses and certain other payments to our employees for these benefits. The total amount we have accrued under our employee benefits plans for the fiscal year 2011 was approximately RMB35.4 million ($5.6 million).

Under our equity incentive plan, we granted certain employees options to purchase our ordinary shares. For a description of our equity incentive plan, see “—B. Compensation—Stock-Based Compensation Plans.”

E. Share Ownership

The following table sets forth information, as of April 20, 2012, with respect to the beneficial ownership of our ordinary shares held by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

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

	Ordinary Shares Beneficially Owned
	Number (1)	% (2)
Directors and Executive Officers
Julia Huang (3)	2,221,613	4.1
Shawn Ding (4)	2,319,280	4.3
Zonglian Gu (5)	1,965,000	3.7
Samuel Yen	*	*
Min Fan	*	*
Tianwen Liu	*	*
Yixin Mei	-	-
Changqing Xie	*	*
Xia Zhu	-	-
Lingling Chen	*	*
Honglan Zhang	*	*
All directors and executive officers as a group (11 persons)	7,417,493	14.0

Major Shareholders
Columbia Pacific Opportunity Fund, L.P. and affiliates (6)	7,910,289	14.7
New Vernon Aegir Master Fund Ltd. and affiliates (7)	4,876,368	9.1
Lake Union Capital Fund, LP and affiliates(8)	2,639,121	4.9

* Director or executive officer who beneficially owns less than 1% of our ordinary shares outstanding as of April 20, 2012.

(1) Beneficial ownership of each listed person includes the shares such person has the right to acquire within 60 days.

(2) Percentage of beneficial ownership of each listed person is based on 53,804,980 ordinary shares outstanding as of April 20, 2011 and the ordinary shares underlying options and warrants exercisable by such person within 60 days.

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

(5) Represents 1,745,000 ordinary shares held by Rendashiji Technology Development Co., Ltd. and 220,000 ordinary shares underlying stock options exercisable within 60 days beneficially owned by Mr. Gu. Mr. Gu disclaims beneficial ownership of all of the shares held by Rendashiji Technology Development Co., Ltd., except to the extent of his pecuniary interest therein.

(6) Based on the Schedule 13D/A jointly filed by New Vernon Aegir Master Fund Ltd., New Vernon Investment Management LLC, New Vernon Partners LLC, Trent Stedman, Thomas Patrick, Lake Union Capital Fund, LP, Lake Union Capital Management, LLC, Michael Self, Columbia Pacific Opportunity Fund, L.P., Columbia Pacific Advisors LLC, Alexander B. Washburn, Daniel R. Bath, Stanley L. Baty and Brandon D. Baty on August 17, 2011. The business address of New Vernon Aegir Master Fund Ltd., New Vernon Investment Management LLC, New Vernon Partners LLC, Trent Stedman and Thomas Patrick reported on the Schedule 13D is 799 Central Avenue, Suite 350, Highland Park, IL 60035. The business address of Lake Union Capital Fund, LP, Lake Union Capital Management, LLC and Michael Self reported on the Schedule 13D is 601 Union Street, Suite 4616, Seattle, WA 98101. The business address of Columbia Pacific Opportunity Fund, L.P., Columbia Pacific Advisors LLC, Alexander B. Washburn, Daniel R. Bath, Stanley L. Baty and Brandon D. Baty reported on the Schedule 13D is 1901 Fairview Avenue, Suite 500, Seattle, WA 98102-3698.

(7) Based on the Schedule 13D/A jointly filed by New Vernon Aegir Master Fund Ltd., New Vernon Investment Management LLC, New Vernon Partners LLC, Trent Stedman, Thomas Patrick, Lake Union Capital Fund, LP, Lake Union Capital Management, LLC, Michael Self, Columbia Pacific Opportunity Fund, L.P., Columbia Pacific Advisors LLC, Alexander B. Washburn, Daniel R. Bath, Stanley L. Baty and Brandon D. Baty on August 17, 2011 and as amended on the Schedule 13D/A filed on October 14, 2011, December 12, 2011, December 15, 2011 and January 12, 2012. The business address of New Vernon Aegir Master Fund Ltd., New Vernon Investment Management LLC, New Vernon Partners LLC, Trent Stedman and Thomas Patrick reported on the Schedule 13D is 799 Central Avenue, Suite 350, Highland Park, IL 60035. The business address of Lake Union Capital Fund, LP, Lake Union Capital Management, LLC and Michael Self reported on the Schedule 13D is 601 Union Street, Suite 4616, Seattle, WA 98101. The business address of Columbia Pacific Opportunity Fund, L.P., Columbia Pacific Advisors LLC, Alexander B. Washburn, Daniel R. Bath, Stanley L. Baty and Brandon D. Baty reported on the Schedule 13D is 1901 Fairview Avenue, Suite 500, Seattle, WA 98102-3698.

(8) Based on the Schedule 13D/A jointly filed by New Vernon Aegir Master Fund Ltd., New Vernon Investment Management LLC, New Vernon Partners LLC, Trent Stedman, Thomas Patrick, Lake Union Capital Fund, LP, Lake Union Capital Management, LLC, Michael Self, Columbia Pacific Opportunity Fund, L.P., Columbia Pacific Advisors LLC, Alexander B. Washburn, Daniel R. Bath, Stanley L. Baty and Brandon D. Baty on August 17, 2011 and as amended on the Schedule 13D/A filed on October 14, 2011, December 12, 2011, December 15, 2011 and January 12, 2012. The business address of New Vernon Aegir Master Fund Ltd., New Vernon Investment Management LLC, New Vernon Partners LLC, Trent Stedman and Thomas Patrick reported on the Schedule 13D is 799 Central Avenue, Suite 350, Highland Park, IL 60035. The business address of Lake Union Capital Fund, LP, Lake Union Capital Management, LLC and Michael Self reported on the Schedule 13D is 601 Union Street, Suite 4616, Seattle, WA 98101. The business address of Columbia Pacific Opportunity Fund, L.P., Columbia Pacific Advisors LLC, Alexander B. Washburn, Daniel R. Bath, Stanley L. Baty and Brandon D. Baty reported on the Schedule 13D is 1901 Fairview Avenue, Suite 500, Seattle, WA 98102-3698.

To our knowledge, we had a total of eleven record holders in the United States. Bank of New York, as the depositary of our ADS facility, was the only record holder of our ADSs representing ordinary shares in the United States, holding approximately 91.5% of our total outstanding ordinary shares. The number of beneficial owners of our ADSs in the United States is likely much larger than the number of record holders of our ordinary shares in the United States.

None of our existing shareholders have voting rights that differ from the voting rights of other shareholders after the closing of our initial public offering.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B. Related Party Transactions

Mr. Gu is dean of Renmin University Online Education School and also the general manager of CMR Web, which is the collaborative alliance between Renmin University and the Company. As disclosed in Item 4.C. Organizational Structure, CMR Web is the Company's 70% owned subsidiary and the remaining 30% of CMR Web is owned by Rendashiji, a wholly-owned subsidiary of Renmin University of China. Mr. Gu is not a shareholder of Rendashiji, nor does he hold any management positions with Rendashiji. See note 22 on page F-55 for details on the related party transaction between Online Education School of Renmin University of China and the Company.

Contractual Arrangements Relating to our Affiliated Entity

Due to PRC regulatory restrictions on foreign investment in the Internet and K-12 education sectors, we entered into a series of agreements with Hongcheng Education, our PRC-affiliated entity in which we do not have a direct ownership interest, for us to maintain effective control over and receive the economic benefits of this entity. For the regulatory restrictions, see “Item 4. Information on the Company—B. Business Overview—Regulation.”

Contractual Arrangements with Respect to Hongcheng Education

Under the current PRC legal framework, foreign-invested companies are not permitted to invest in K-12 schools in China. We operate the two private primary and secondary schools through Hongcheng Education, and have entered into a series of agreements with Hongcheng Education and its shareholders, Mr. Changqing Xie, one of our officers, and Mr. Xueshan Yang, one of our directors, to maintain effective control over and receive the economic benefits of Hongcheng Education. Currently, Mr. Xie and Mr. Yang hold 72% and 28% of the equity interest in Hongcheng Education, respectively. The material agreements that currently govern the relationship and economic arrangements between Hongcheng Education and us are described in greater detail below.

ChinaEdu and Changqing Xie Loan Agreement. We entered into a loan agreement with Mr. Xie on January 3, 2005 (and amended such agreement on July 12, 2005 and July 18, 2007), pursuant to which we loaned Mr. Xie approximately $4.8 million to fund the registered capital requirements of Hongcheng Education. The term of the loan is 20 years and may be extended with the consent of the parties. To the extent permitted under PRC law, the loan may only be repaid by Mr. Xie transferring all of his equity interests in Hongcheng Education to us (or our designee). Mr. Xie has agreed that we have the right to appoint all directors to the board of directors of Hongcheng Education to which Mr. Xie is entitled to appoint in his capacity as a shareholder of the entity.

ChinaEdu and Xueshan Yang Loan Agreement. We entered into a loan agreement with Mr. Yang on January 3, 2005 (and amended such agreement in June 2005 and July 18, 2007), pursuant to which we loaned Mr. Yang approximately $1.8 million to fund the registered capital requirements of Hongcheng Education. The term of the loan is 20 years and may be extended with the consent of the parties. To the extent permitted under PRC law, the loan may only be repaid by Mr. Yang transferring all of his equity interests in Hongcheng Education to us (or our designee). Mr. Yang has agreed that we have the right to appoint all directors to the board of directors of Hongcheng Education that Mr. Yang is entitled to appoint in his capacity as a shareholder of the entity.

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

Hongcheng Technology and Hongcheng Education Exclusive Technical Consulting and Services Agreement. In July 2007, we, through our wholly owned subsidiary Hongcheng Technology, entered into an exclusive technical consulting and services agreement with Hongcheng Education. Under this agreement, Hongcheng Technology provides courseware and product development services, website design services, maintenance and security services, employee training services and any other services that may be agreed upon by the parties to Hongcheng Education. As consideration for these services Hongcheng Education pays Hongcheng Technology a service fee equal to 80% of its annual gross revenue.

Stock Option Grants and Restricted Stock Units

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

We are a holding company incorporated in the Cayman Islands. Although we have not received any to date, we may in the future rely on dividends from our subsidiaries in the PRC. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our subsidiaries in the PRC are required to set aside a certain amount of their accumulated after-tax profits each year, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Further, if our subsidiaries in the PRC incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

Under the previous PRC tax law, dividend payments to foreign investors made by FIEs, such as our PRC subsidiaries, were exempt from PRC withholding tax. Pursuant to the EIT Law that became effective on January 1, 2008, as well as the related implementation rules and other recently issued regulations, dividends payable by an FIE to its foreign investors are subject to a 10% withholding tax (unless the foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement). Distributions made from pre-January 1, 2008 retained earnings will not be subject to the withholding tax.

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

Item 9. The Offer and Listing

A. Offering and Listing Details

Our ADSs, each representing three of our ordinary shares, have been listed on the NASDAQ Global Market since December 14, 2007. Our ADSs trade under the symbol “CEDU.” For the period from December 14, 2007, the date of our initial public offering, to April 20, 2012, the trading price of our ADSs on the NASDAQ Global Market has ranged from $2.97 to $9.15 per ADS. The following table provides the high and low trading prices for our ADSs on the NASDAQ Global Market for each of the months since our initial public offering:

	Trading Price
	High	Low
	US$	US$
Annual Highs and Lows
2007 (from December 14, 2007)	9.15	8.00
2008	8.58	2.97
2009	8.40	4.15
2010	8.35	6.51
2011	7.92	4.62

Quarterly Highs and Lows
January 1–March 31, 2010	8.35	6.96
April 1-June 30, 2010	8.15	6.57
July 1-September 30, 2010	8.00	6.60
October 1-December 31, 2010	8.00	6.51
January 1–March 31, 2011	7.92	6.33
April 1-June 30, 2011	7.51	6.09
July 1-September 30, 2011	6.62	4.62
October 1-December 31, 2011	6.20	5.20
January 1-March 31, 2012	7.85	5.69

Monthly Highs and Lows
2011
October	6.20	5.42
November	5.89	5.20
December	5.95	5.33
2012
January	5.96	5.69
February	6.30	5.70
March	7.85	6.00
April (through April 20, 2012)	7.35	6.33

B. Plan of Distribution

Not applicable

C. Markets

Our ADSs have been listed on the NASDAQ Global Market since December 14, 2007 under the symbol “CEDU.”

D. Selling Shareholders

Not applicable

E. Dilution

Not applicable

F. Expenses of the Issue

Not applicable

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our fifth amended and restated memorandum of association, sixth amended and restated articles of association and the Companies Law (2011 Revision) of the Cayman Islands, which is referred to as the Companies Law below. The following are summaries of material provisions of our fifth amended and restated memorandum of association and sixth amended and restated articles of association in effect as of the date of this annual report insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is located at WALKERS, Walker House, P.O. Box 265 G.T. George Town, Grand Cayman, Cayman Islands, or at such other place as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law, as amended from time to time, or any other law of the Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Duties of Directors” and “—Terms of Directors and Officers.”

Ordinary Shares

General

All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

Subject to the Companies Law, our directors or our shareholders in a general meeting may declare dividends in any currency to be paid to our shareholders but no dividends will exceed the amount recommended by our directors. Dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our directors determine is no longer necessary. Our board of directors may also declare and pay dividends out of the share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law.

Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provides (i) all dividends will be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls will be treated for this purpose as paid up on that share, and (ii) all dividends will be apportioned and paid pro rata according to the amounts paid upon the shares during any portion or portions of the period in respect of which the dividend is paid.

Our directors may also decide to pay any dividend that is payable on any shares semi-annually or on any other dates, whenever our financial position, in the opinion of our directors, justifies such payment.

Our directors may decide to deduct from any dividend or bonus payable to any shareholder all sums of money (if any) presently payable by such shareholder to us on account of calls, installments or otherwise.

No dividend or other moneys payable by us on or in respect of any share will bear interest against us.

In respect of any dividend proposed to be paid or declared on our share capital, our directors may resolve and direct that (i) such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that our members entitled thereto will be entitled to elect to receive such dividend, or part thereof if our shareholders so determine, in cash in lieu of such allotment, or (ii) the shareholders entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as our directors may think fit. We may also, upon the recommendation of the board of directors, resolve in respect of any particular dividend that, notwithstanding the foregoing, it may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right of shareholders to elect to receive such dividend in cash in lieu of such allotment.

Any dividend interest or other sum payable in cash to the holder of shares may be paid by check or warrant sent by mail addressed to the holder at his registered address, or addressed to such person and at such addresses as the holder may direct. Every check or warrant will, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register in respect of such shares, and will be sent at his or their risk and payment of the check or warrant by the bank on which it is drawn will constitute a good discharge to us.

All dividends unclaimed for one year after having been declared may be invested or otherwise made use of by our board of directors for the benefit of our company until claimed. Any dividend unclaimed after a period of six years from the date of declaration of such dividend may be forfeited by our board of directors and, if so forfeited, will revert to us.

Whenever our directors or our shareholders in general meeting have resolved that a dividend be paid or declared, our directors may further resolve that such dividend be satisfied by direct payment or satisfaction wholly or in part by the distribution of specific assets of any kind, and in particular of paid up shares, debentures or warrants to subscribe for our securities or securities of any other company. Where any difficulty arises with regard to such distribution, our directors may settle it as they think expedient. In particular, our directors may issue fractional certificates, ignore fractions altogether or round the same up or down or fix the value for distribution purposes of any such specific assets and may determine that cash payments will be made to any of our shareholders upon the footing of the value so fixed in order to adjust the rights of the parties and may vest any such specific assets in trustees as may seem expedient to our directors and appoint any person to sign any requisite instruments of transfer and other documents on behalf of the persons entitled to the dividend, and such appointments are effective and binding on our shareholders.

Voting Rights

Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or by any shareholder present in person or by proxy holding 10% in nominal value of the shares given the right to attend and vote at the meeting.

A quorum required for a meeting of shareholders consists of shareholders who hold at least one-third of our ordinary shares at the meeting present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings are held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least ten percent of our ordinary shares. Advance notice of at least ten days is required for the convening of our annual general meeting and other shareholders meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution will be required for important matters such as a change of name or making changes to our fifth amended and restated memorandum and articles of association.

Transfer of Ordinary Shares

Subject to the restrictions in our articles of association which are summarized below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless:

•	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; or

•	the ordinary shares transferred are free of any lien in favor of us.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares (i) if we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess will be distributed among those shareholders in proportion to the amount paid up at the commencement of the winding up on the shares held by them, respectively, and (ii) if we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the paid-up capital, those assets will be distributed so that, as nearly as may be, the losses will be borne by the shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them, respectively. If we are wound up, the liquidator may with the sanction of our special resolution and any other sanction required by the Companies Law, divide among our shareholders in specie or kind the whole or any part of our assets (whether they consist of property of the same kind or not) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division will be carried out as between the shareholders or different classes of shareholders. The liquidator may also vest the whole or any part of these assets in trustees upon such trusts for the benefit of the shareholders as the liquidator thinks fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The ordinary shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Shares

Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our fifth amended and restated memorandum and articles of association. Our ordinary shares are not subject to any redemption provisions.

Variations of Rights of Shares

Subject to the Companies Law, all or any of the special rights attached to shares of any class, unless otherwise provided for by the terms of issue of the shares of that class, may be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The provisions of our amended and restated articles of association relating to general meetings will apply likewise to every such separate general meeting, but so that the quorum for the purposes of any such separate general meeting or at its adjourned meeting will be a person or persons together holding, or represented by proxy, on the date of the relevant meeting not less than one-third in nominal value of the issued shares of that class, every holder of shares of the class will be entitled on a poll to one vote for every such share held by such holder and that any holder of shares of that class present in-person or by proxy may demand a poll.

The special rights conferred upon the holders of any class of shares will not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking equally therewith.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Changes in Capital

We may from time to time by ordinary resolutions:

•	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	sub-divide our existing shares, or any of them into shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived;

•	cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

We may by special resolution reduce our share capital and any capital redemption reserve in any manner authorized by law.

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

Additional Reporting Requirements

Certain United States Holders who are individuals are required to report information relating to an interest in certain foreign financial assets, including equity in foreign entities, if the aggregate value of all of these assets exceeds US$50,000. Our ADSs and ordinary shares are expected to constitute foreign financial assets subject to these requirements unless they are held in an account at a financial institution. Failure to comply with these reporting requirements may result in substantial penalties. You should consult your tax advisors regarding the effect, if any, of these rules on the ownership and disposition of our ADS and ordinary shares.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have filed with the SEC our registration statement on Form F-1(File No. 333-147620), including relevant exhibits, under the Securities Act, with respect to our underlying ordinary shares represented by the ADSs.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our exposure to interest rate risk for changes in interest rates relates primarily to the interest receipts of excess cash deposited in banks. As of December 31, 2011, we had cash and cash equivalents of RMB273.7 million ($43.5 million). Cash and cash equivalents consist of cash on hand and in banks.

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

Credit Risk

The carrying amounts of cash and cash equivalents, term deposits, accounts receivable and amount due from related parties represent our principal exposure to credit risk in relation to our financial assets. As of December 31, 2011, substantially all of our cash and cash equivalents were held in uninsured accounts at major financial institutions located in China and Hong Kong that we believe are of acceptable credit quality. We have not used any derivative financial instruments to hedge interest rate risk.

Foreign Exchange Risk

Substantially all of our revenue generating operations are transacted in Renminbi, which is not fully convertible into foreign currencies and substantially all of our assets and liabilities are denominated in Renminbi. As a result, the conversion of our revenue into foreign currencies is subject to PRC regulatory restrictions on currency conversion and we are exposed to risks posed by fluctuations in the foreign exchange market. The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For almost two years after reaching a high against the U.S. dollar in July 2008, the Renminbi traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high. As a consequence, the Renminbi fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. On June 19, 2010, the PRC government announced that it would increase the Renminbi exchange rate flexibility and since that time the Renminbi has gradually appreciated against the U.S. dollar. However, it remains unclear how this flexibility might be implemented. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. To the extent we hold assets denominated in U.S. dollars through our PRC entities, any further appreciation of the Renminbi against the U.S. dollar could result in a charge to our income statement and a reduction in the RMB value of our U.S. dollar denominated assets. As of December 31, 2011, we had a Renminbi denominated cash and bank deposit balance of RMB370.4 million and a U.S. dollar denominated cash and bank deposit balance of US$0.1 million. Assuming we had converted the U.S. dollar denominated cash balance of US$0.1 million into Renminbi at the exchange rate of US$1.00 for RMB6.2939 as of December 31, 2011, this cash balance would have been RMB0.6 million. Assuming a further 1% appreciation of Renminbi against the U.S. dollar, this cash balance would have decreased slightly to RMB0.6 million as of December 31, 2011.

We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. See “Item 3. Key Information—D. Risk Factors—Risks Related to the People’s Republic of China—The fluctuation of the Renminbi may materially and adversely affect your investment.”

Inflation and Monetary Risk

Inflation in China has not had a material impact on our results of operations in recent years, but we can provide no assurance that we will not be affected in the future. According to the National Bureau of Statistics of China, the change in Consumer Price Index in China was negative 0.7%, 4.4% and 5.5% in 2009, 2010 and 2011, respectively.

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

We received net proceeds of approximately $47.8 million from our initial public offering, after deducting underwriting discounts and commissions and offering expenses. We did not receive any of the proceeds from the sale of ADSs by the selling shareholders. None of the transaction expenses for the offering included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates.

We have used or intend to use the net proceeds received from our initial public offering for the following purposes:

Online degree programs

•	approximately $7.4 million to develop our learning center network, of which approximately $5.1 million has been used as of April 20, 2012 in connection with the opening of 105 learning centers;
•	approximately $5 million to expand our existing lines of business, including the funding of new collaborative alliances with university partners, of which approximately $3.0 million of which had been used as of April 20, 2012;

Online tutoring programs

•	approximately $1.0 million to fund our acquisition of the remaining 20% equity interest in 101 online school, all of which was used in May 2008;

Private Primary and Secondary schools

•	approximately $11.7 million had been used to complete the construction of the new campuses at our Jingzhou School (Southern Campus) and Anqing School, as of June 10, 2011;

Headquarter real estate

•	approximately $3.7 million to repay the loan incurred in connection with the acquisition of the new office building for our headquarters, which amounts were paid in July 2008; and

Share Repurchase

•	approximately $11.0 million to repurchase ordinary shares from Tiger Global, a former majority shareholder, approximately $5.0 million to repurchase ordinary shares according to our share repurchase plan from July 2008 to December 2009, and approximately $3.0 million has been used to repurchase ordinary shares from time to time through May 1, 2011 according to our share repurchase plan. In addition, a share repurchase program has been approved in May 2011 to repurchase $10.0 million of the outstanding ordinary shares.

The allocation of approximately $19.0 million in net proceeds for the repurchase of ordinary shares was not specifically described in the use of proceeds section to the Registration Statement. Nevertheless, we determined to use a portion of the initial public offering proceeds for this purpose given our belief that the trading price of our ADSs has not reflected the company’s potential value, especially in light of the recent economic downturn. Our management team and board of directors believe the share repurchase transactions are in the best interests of the company and its shareholders. The repurchase decisions also demonstrate management’s confidence in our long-term growth and profitability.

As of April 20, 2012, approximately $43.5 million of the net offering proceeds from our initial public offering had been applied.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2011 using criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, our management has concluded that the internal control over financial reporting was effective as of December 31, 2011 based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The effectiveness of our internal control over financial reporting as of December 31, 2011 has been audited by Deloitte Touche Tohmatsu CPAs Ltd., our independent registered public accounting firm, as stated in its report included on page F-2.

Changes in Internal Control over Financial Reporting

There were no changes in our company’s internal control over financial reporting (as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934) during the year ended Dec 31, 2011 that have materially affected, or are reasonably likely to materially affect, our company’s internal control over financial reporting.

Attestation Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of ChinaEdu Corporation,

We have audited the internal control over financial reporting of ChinaEdu Corporation, its subsidiaries, its variable interest entity (“VIE”) and its VIE’s subsidiaries (collectively the “Group”) as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2011 of the Group and our report dated April 27, 2012 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

Deloitte Touche Tohmatsu CPA Ltd.

Beijing, the People’s Republic of China

April 27, 2012

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

	Years ended December 31,
	2010	2011
	(In thousands, in RMB)
Audit fees (1)	6,255	6,194
Audit-related fees (2)	—	—
Tax fees (3)	—	—
All other fees (4)	—	—

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by Deloitte Touche Tohmatsu CPA Ltd. for the audit of our annual financial statements and the review of our comparative interim financial statements.
(2)	“Audit-related fees” represents aggregate fees billed for professional services rendered by Deloitte Touche Tohmatsu CPA Ltd. for the assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”
(3)	“Tax fees” represents the aggregated fees billed for professional services rendered by Deloitte Touche Tohmatsu CPA Ltd. for tax compliance, tax advice, and tax planning.
(4)	“All other fees” comprise fees for all other services provided by Deloitte Touche Tohmatsu CPA Ltd., other than those services covered in footnotes (1) to (3) above.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The table below is a summary of the shares repurchased by us as of December 31, 2011.

			Total	Approximate
			Number of	Dollar Value
			Shares	of
			Purchased	Shares that
			as	May Yet Be
			Part of	Purchased
	Total	Average	Publicly	Under
	Number of	Price Paid	Announced	the Plans or
	Shares	per Share	Plans or	Programs (2)
Period	Purchased	(US$)	Programs (2)	(US$)
July 1, 2008 – July 31, 2008	210,834	1.31	210,834	4,723,453
August 1, 2008 – August 31, 2008	575,010	1.30	575,010	3,977,001
September 1, 2008 – September 30, 2008	733,401	1.54	733,401	2,846,059
October 1, 2008 – October 31, 2008	518,793	1.27	518,793	2,185,501
November 1, 2008 – November 30, 2008 (1)	1,626,058	1.34	107,109	2,053,038
December 1, 2008 – December 31, 2008	38,487	1.43	38,487	1,998,025
2008 Total	3,702,583	1.35	2,183,634	1,998,025
January 1, 2009 – January 31, 2009 (1)	6,845,685	1.32	-	1,998,025
October 1, 2009 – October 31, 2009	150,996	2.32	150,996	1,647,950
December 1, 2009 – December 31, 2009	832,119	2.17	832,119	—
2009 Total	7,828,800	1.43	983,115	—
June 1, 2010 – June 30, 2010	13,644	2.28	13644	2,968,959
November 1, 2010 – November 30, 2010	838,500	2.34	838,500	1,004,074
2010 Total	852,144	2.34	852,144	1,004,074
May 1, 2011 – May 31, 2011	365,340	2.21	365,340	196,672
June 1, 2011 – June 30, 2011	33,852	2.15	33,852	10,123,992
July 1, 2011 – July 31, 2011	73,476	2.11	73,476	9,968,821
August 1, 2011 – August 31, 2011	60,972	2.12	60,972	9,839,429
December 1, 2011 – December 31, 2011	56,565	1.93	56,565	9,730,416
2011 Total	590,205	2.16	590,205	9,730,416

(1)	Pursuant to a share repurchase agreement entered into with Tiger Global in November 2008, we agreed to purchase from Tiger Global an aggregate of 8,364,634 ordinary shares (2,788,211 ADSs) at US$1.3167 per ordinary share ($3.95 per ADS), for an aggregate purchase price of RMB75.3 million ($11.0 million). The agreement also stipulated that all warrants held by Tiger Global, which represented the right to purchase an aggregate of 1,768,300 ordinary shares, would be cancelled. As of December 31, 2008, we had repurchased and cancelled 1,518,949 ordinary shares and 321,109 warrants for an aggregate consideration of RMB13.7 million ($2.0 million). Subsequent to December 31, 2008, we repurchased and cancelled 6,845,685 ordinary shares and 1,447,191warrants for an aggregate consideration of RMB61.6 million ($9.0 million) in January 2009.

(2)	In June 2008, our board of directors approved a share repurchase program over a period of 12 months for the repurchase up to $5 million of our outstanding ADSs. The share repurchase program has expired in December 2009. In April 2010, our board of directors approved a share repurchase program to repurchase up to $3.0 million of our outstanding ADSs from time to time through May 1, 2012. In May 2011, our board of directors approved a share repurchase program to repurchase up to $10.0 million of our outstanding ADSs from time to time through May 2013.

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

Board and Committee Independence

While the Nasdaq Listing Rules require U.S. domestic issuers to have a majority of independent directors, we are not subject to this requirement. Three of our six directors are independent non-executive directors.

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

Item 18. Financial Statements

The consolidated financial statements of ChinaEdu Corporation are included in this annual report beginning on page F-1.

Item 19. Exhibits

Exhibit Number	Description of Document

1.1	Form of Fifth Amended and Restated Memorandum of Association (incorporated by reference to Exhibit 3.1 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

1.2	Form of Sixth Amended and Restated Articles of Association (incorporated by reference to Exhibit 1.2 from our annual report on Form 20-F filed with the SEC on June 22, 2011)

2.1	Form of Deposit Agreement among Registrant, depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.1 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

2.3	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.3 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

3.1	English Translation of Shareholder’s Voting Rights Entrustment Agreement among Hongcheng Technology, Yang Xueshan, Xie Changqing and Hongcheng Education dated July 12, 2005 (incorporated by reference to Exhibit 10.22 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

3.2	English Translation of Shareholder’s Voting Rights Entrustment Agreement among Hongcheng Technology, Xie Changqing and Hongcheng Education dated December 20, 2005 (incorporated by reference to Exhibit 10.23 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.1	Form of Amended Equity Incentive Plan, dated March 2009, approved by shareholders at the Extraordinary General Meeting on March 6, 2009 (incorporated by reference to Exhibit 4.1 from our annual report on Form 20-F (File No. 001-33858), filed with the SEC on June 30, 2009)

4.2	Form of Indemnification Agreement between the Registrant and its officers and directors (incorporated by reference to Exhibit 10.2 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.3	Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.4	Fourth Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.4 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.5	English Translation of Loan Agreement between Registrant and Xie Changqing dated July 15, 2005 (incorporated by reference to Exhibit 10.5 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

Exhibit Number	Description of Document

4.6	English Translation of Supplementary Agreement to Loan Agreement between Registrant and Xie Changqing dated July 18, 2007 (incorporated by reference to Exhibit 10.6 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.7	English Translation of Amended and Renewed Loan Agreement between Registrant and Xie Changqing dated July 12, 2005 (incorporated by reference to Exhibit 10.7 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.8	English Translation of Supplementary Agreement to Amended and Renewed Loan Agreement between Registrant and Xie Changqing dated July 18, 2007 (incorporated by reference to Exhibit 10.8 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.9	English Translation of Amended and Renewed Loan Agreement between Registrant and Yang Xueshan dated June 2005 (incorporated by reference to Exhibit 10.9 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.10	English Translation of Supplementary Agreement to Amended and Renewed Loan Agreement between Registrant and Yang Xueshan dated July 18, 2007 (incorporated by reference to Exhibit 10.10 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.11	English Translation of Equity Pledge Agreement among Hongcheng Technology, Xie Changqing and Yang Xueshan dated July 12, 2005 (incorporated by reference to Exhibit 10.15 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.12	English Translation of Supplementary Agreement to Equity Pledge Agreement among Hongcheng Technology, Xie Changqing and Yang Xueshan dated July 18, 2007 (incorporated by reference to Exhibit 10.16 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.13	English Translation of Equity Pledge Agreement between Hongcheng Technology and Xie Changqing dated December 20, 2005 (incorporated by reference to Exhibit 10.19 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.14	English Translation of Supplementary Agreement to Equity Pledge Agreement between Hongcheng Technology and Xie Changqing dated July 18, 2007 (incorporated by reference to Exhibit 10.20 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.15	English Translation of Call Option Agreement among Hongcheng Technology, Yang Xueshan and Xie Changqing dated July 12, 2005 (incorporated by reference to Exhibit 10.24 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.16	English Translation of Call Option Agreement between Hongcheng Technology and Xie Changqing dated December 20, 2005 (incorporated by reference to Exhibit 10.26 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.17	English Translation of Power of Attorney executed by Yang Xueshan dated July 12, 2005 (incorporated by reference to Exhibit 10.27 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.18	English Translation of Power of Attorney executed by Wang Gongquan dated July 12, 2005 (incorporated by reference to Exhibit 10.28 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.19	English Translation of Power of Attorney executed by Xie Changqing dated July 12, 2005 (incorporated by reference to Exhibit 10.30 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

Exhibit Number	Description of Document

4.20	English Translation of Power of Attorney executed by Xie Changqing dated December 20, 2005 (incorporated by reference to Exhibit 10.31 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.21	English Translation of Technical Consulting and Services Agreement between Hongcheng Technology and Xiandai Technology dated July 18, 2007 (incorporated by reference to Exhibit 10.32 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.22	English Translation of Technical Consulting and Services Agreement between Hongcheng Technology and Hongcheng Education dated July 18, 2007 (incorporated by reference to Exhibit 10.33 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.23	English Translation of Collaborative Alliance Contract between the Company and Renda Century dated October 22, 2002 (incorporated by reference to Exhibit 10.34 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.24	English Translation of Service Agreement between Renda Online School and CMR dated March 31, 2003 (incorporated by reference to Exhibit 10.36 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.25	English Translation of Memorandum of Understanding (Regarding Service Fee Payment) between Renda Online School and CMR dated May 16, 2003 (incorporated by reference to Exhibit 10.37 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.26	English Translation of Memorandum of Understanding between Renda Online School, CMR, Renda Century and the Company dated March 31, 2003 (incorporated by reference to Exhibit 10.38 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.27	English Translation of Memorandum of Understanding (Regarding Service Fee Alteration) between Renda Online School and CMR dated May 16, 2003 (incorporated by reference to Exhibit 10.39 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.28	English Translation of Collaborative Alliance Contract among China Agriculture University, Hongcheng Liye, Shanghai SVA Communication Co., Ltd. and Beijing CAU Technological Enterprise Incubator Co., Ltd. dated April 28, 2005 (incorporated by reference to Exhibit 10.40 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.29	English Translation of Cooperation Agreement between Zhong Nongda Networks Development Co., Ltd. and China Agriculture University dated December 12, 2005 (incorporated by reference to Exhibit 10.41 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.30	English Translation of Service Agreement between China Agriculture University and Zhong Nongda Networks Development Co., Ltd dated April 28, 2005 (incorporated by reference to Exhibit 10.42 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.31	English Translation of Memorandum of Service Agreement between China Agriculture University and Zhong Nongda Networks Development Co., Ltd. dated April 28, 2005 (incorporated by reference to Exhibit 10.43 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.32	English Translation of Collaborative Alliance Contract between Hongcheng Liye and Dongbei University of Finance and Economics dated May, 2003 (incorporated by reference to Exhibit 10.44 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

Exhibit Number	Description of Document

4.34	English Translation of Supplementary Agreement to Collaborative Alliance Contract between Hongcheng Liye and Dongbei University of Finance and Economics dated May, 2003 (incorporated by reference to Exhibit 10.45 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.35	English Translation of Service Agreement between Dongbei University of Finance and Economics and Dalian Dongcai Technology Development Co., Ltd. dated June 26, 2003 (incorporated by reference to Exhibit 10.46 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.36	English Translation of Licensing Agreement between Dalian Dongcai Technology Development Co., Ltd, and Hongcheng Technology Development Co., Ltd. dated September 18, 2003 (incorporated by reference to Exhibit 10.47 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

8.1*	List of subsidiaries of ChinaEdu Corporation

10.1	Equity Incentive Plan (incorporated by reference to Exhibit 10.1 from our annual report on Form 20-F filed with the SEC on June 22, 2011)

12.1*	Certification of Chief Executive Officer required by Rule 13a-14(a)/15d-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of Chief Financial Officer required by Rule 13a-14(a)/15d-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification of Chief Executive Officer required by Rule 13a-14(b)/15d-14(b) under the Exchange Act, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification of Chief Financial Officer required by Rule 13a-14(b)/15d-14(b) under the Exchange Act, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu CPA Ltd.

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith

**

XBRL (eXtensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINAEDU CORPORATION

By:	/s/ Shawn Ding
Name:	Shawn Ding
Title:	Chief Executive Officer

Date: April 27, 2012

CHINAEDU CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS

AND SHAREHOLDERS OF CHINAEDU CORPORATION

We have audited the accompanying consolidated balance sheets of ChinaEdu Corporation (the "Company"), its subsidiaries, its variable interest entity ("VIE"), and its VIE's subsidiaries (collectively, the "Group") as of December 31, 2010 and 2011 and the related consolidated statements of operations, equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2011, and the related financial statement schedule included in Schedule I. These financial statements and financial statement schedule are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2010 and 2011 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of the readers.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 27, 2012 expressed an unqualified opinion on the Group's internal control over financial reporting.

Deloitte Touche Tohmatsu CPA Ltd.

Beijing, the People's Republic of China

April 27, 2012

CHINAEDU CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands, except share-related data)

	As of December 31,
	2010	2011	2011
	RMB	RMB	US$
Assets

Current assets:
Cash and cash equivalents	190,493	273,746	43,494
Term deposits	120,500	98,163	15,597
Short-term investments	32,469	34,648	5,505
Accounts receivable	35,091	31,478	5,001
Inventories	358	-	-
Prepaid expenses and other current assets	30,966	22,725	3,611
Amounts due from related parties	246,925	238,016	37,817
Deferred tax assets-current	5,003	5,697	905
Total current assets	661,805	704,473	111,930
Property and equipment, net	227,507	239,210	38,007
Deposits paid for acquisition of property and equipment	19,792	17,902	2,844
Deferred tax assets - non-current	3,470	8,217	1,306
Rental deposits	936	2,213	351
Land use rights	27,265	26,657	4,235
Acquired intangible assets, net	65,849	63,638	10,111
Goodwill	43,255	43,255	6,873
Total assets	1,049,879	1,105,565	175,657
Liabilities and equity

Current liabilities:
Accounts payable (including accounts payable of the consolidated VIE without recourse to the Group of RMB10,277 and RMB1,975 as of December 31, 2010 and 2011, respectively)	11,410	2,239	356
Deferred revenues - current (including deferred revenue of the consolidated VIE without recourse to the Group of RMB18,762 and RMB20,525 as of December 31, 2010 and 2011, respectively)	105,891	125,332	19,913
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of RMB12,486 and RMB18,644 as of December 31, 2010 and 2011, respectively)	83,486	91,980	14,614
Amounts due to related parties (including amounts due to related parties of the consolidated VIE without recourse to the Group of RMB2,201 and RMB1,953 as of December 31, 2010 and 2011, respectively)	31,177	13,146	2,089
Income taxes payable (including income taxes payable of the consolidated VIE without recourse to the Group of RMB8,432 and RMB8,893 as of December 31, 2010 and 2011, respectively)	44,612	51,448	8,174
Other taxes payable (including other taxes payable of the consolidated VIE without recourse to the Group of RMB2,482 and RMB3,047 as of December 31, 2010 and 2011, respectively)	20,508	21,970	3,491
Total current liabilities	297,084	306,115	48,637

CHINAEDU CORPORATION

CONSOLIDATED BALANCE SHEETS - continued

(In thousands, except share-related data)

	As of December 31,
	2010	2011	2011
	RMB	RMB	US$

Deferred revenues - non-current (including deferred revenue of the consolidated VIE without recourse to the Group of RMB71 and RMB33 as of December 31, 2010 and 2011, respectively)	9,804	12,059	1,916
Deferred tax liabilities-non-current (including deferred taxes liabilities of the consolidated VIE without recourse to the Group of RMB1,057 and RMB1,017 as of December 31, 2010 and 2011, respectively)	9,836	9,243	1,469
Unrecognized tax benefit (including unrecognized tax benefit of the consolidated VIE without recourse to the Group of RMB1,251 and RMB2,364 as of December 31, 2010 and 2011, respectively)	3,691	6,089	967
Total liabilities	320,415	333,506	52,989
Commitments (Note 20)

Equity:
ChinaEdu Corporation shareholders' equity:
Ordinary shares (RMB0.08 (US$0.01) par value; 100,000,000 shares authorized; 54,395,185 and 47,689,306 shares issued and outstanding, respectively as of December 31, 2010; 53,804,980 and 47,215,888 shares issued and outstanding, respectively as of December 31, 2011)	4,071	4,041	642
Additional paid-in capital	674,648	673,516	107,011
Statutory reserves	29,592	36,635	5,821
Accumulated deficits	(89,608)	(79,830)	(12,684)
Accumulated other comprehensive loss	(22,724)	(29,556)	(4,696)
Total ChinaEdu Corporation shareholders' equity	595,979	604,806	96,094
Noncontrolling interests	133,485	167,253	26,574
Total equity	729,464	772,059	122,668
Total liabilities and equity	1,049,879	1,105,565	175,657

The accompanying notes are an integral part of these consolidated financial statements.

CHINAEDU CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share-related data)

	For the years ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$

Revenue	368,447	402,335	453,116	71,994
Business tax	13,741	13,493	17,257	2,743
Net revenue	354,706	388,842	435,859	69,251
Cost of revenue	138,362	147,702	185,604	29,489
Gross profit	216,344	241,140	250,255	39,762
Operating expenses:
General and administrative	82,858	84,110	93,950	14,927
Selling and marketing	23,688	37,632	52,777	8,385
Research and development	30,385	37,358	40,589	6,449
Total operating expenses	136,931	159,100	187,316	29,761
Income from operations	79,413	82,040	62,939	10,001
Other income	1,748	572	1,003	159
Interest income	4,980	5,552	8,843	1,405
Interest expense	(2)	(5)	-	-
Investment income	-	1,071	832	132
Gain on consolidation of Hongcheng Xueyuan	-	260	-	-
Income before income tax provisions	86,139	89,490	73,617	11,697
Income tax provisions (benefits):
- Current	18,981	17,933	23,078	3,667
- Deferred	306	(4,600)	(6,034)	(959)
Total income tax provisions	19,287	13,333	17,044	2,708
Net income	66,852	76,157	56,573	8,989
Less: net income attributable to the noncontrolling interests	32,073	36,840	39,752	6,316
Net income attributable to ChinaEdu Corporation shareholders	34,779	39,317	16,821	2,673
Net income per share attributable to ChinaEdu
Corporation shareholders - basic	0.71	0.82	0.35	0.06
Net income per share attributable to ChinaEdu
Corporation shareholders - diluted	0.66	0.76	0.33	0.05
Weighted average shares used in calculating basic net income per share attributable to ChinaEdu Corporation shareholders	48,844,606	48,004,323	47,453,930	47,453,930
Weighted average shares used in calculating diluted net income per share attributable to ChinaEdu Corporation shareholders	52,519,683	52,010,229	50,669,229	50,669,229
Share-based compensation expenses
Cost of revenue	489	815	522	83
General and administrative	5,982	2,760	2,909	462
Selling and marketing	676	2,248	2,755	438
Research and development	269	460	297	47

The accompanying notes are an integral part of these consolidated financial statements.

CHINAEDU CORPORATION

CONSOLIDATED STATEMENTS OF EQUITY AND COMPREHENSIVE INCOME

(In thousands, except share-related data)

	ChinaEdu Corporation Shareholders' Equity

							Accumulated	Total
	Ordinary shares		Additional				other	ChinaEdu
	Outstanding Shares	Amount	paid-in capital	Warrants	Statutory reserve	Accumulated deficits	comprehensive (loss) income	Corporation shareholders’ equity	Noncontrolling interests	Total equity	Comprehensive income for the year
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance at January 1, 2009	55,038,649	4,573	734,733	5,555	9,597	(143,709)	(20,920)	589,829	84,315	674,144
Repurchase of ordinary shares (note 17)	(7,828,800)	(536)	(76,098)	-	-	-	-	(76,634)	-	(76,634)
Forfeiture of warrants (note 16)	-	-	3,672	(3,672)	-	-	-	-	-	-
Exercise of share options (note 13)	565,677	39	4,124	-	-	-	-	4,163	-	4,163
Share-based compensation	-	-	7,416	-	-	-	-	7,416	-	7,416
Provision for statutory reserve	-	-	-	-	4,064	(4,064)	-	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	276	276	-	276	276
Change in fair value of available-for-sale investments	-	-	-	-	-	-	144	144	-	144	144
Net income	-	-	-	-	-	34,779	-	34,779	32,073	66,852	66,852
Capital contribution by a noncontrolling shareholder	-	-	-	-	-	-	-	-	1,960	1,960
Dividend to noncontrolling shareholders of subsidiaries	-	-	-	-	-	-	-	-	(16,168)	(16,168)
Balance at December 31, 2009	47,775,526	4,076	673,847	1,883	13,661	(112,994)	(20,500)	559,973	102,180	662,153	67,272
Repurchase and cancellation of ordinary shares (note 17)	(852,144)	(57)	(13,411)	-	-	-	-	(13,468)	-	(13,468)
Forfeiture of warrants (note 16)	-	-	1,883	(1,883)	-	-	-	-	-	-
Exercise of share options (note 13)	765,924	52	6,046	-	-	-	-	6,098	-	6,098
Share-based compensation	-	-	6,283	-	-	-	-	6,283	-	6,283
Provision for statutory reserve	-	-	-	-	15,931	(15,931)	-	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	(2,139)	(2,139)	951	(1,188)	(1,188)
Change in fair value of available-for-sale investments	-	-	-	-	-	-	(85)	(85)	-	(85)	(85)
Net income	-	-	-	-	-	39,317	-	39,317	36,840	76,157	76,157
Capital contribution by a noncontrolling shareholder	-	-	-	-	-	-	-	-	1,470	1,470
Dividend to noncontrolling shareholders of subsidiaries	-	-	-	-	-	-	-	-	(7,102)	(7,102)
Acquisition of noncontrolling interest	-	-	-	-	-	-	-	-	(854)	(854)
Balance at December 31, 2010	47,689,306	4,071	674,648	-	29,592	(89,608)	(22,724)	595,979	133,485	729,464	74,884
Repurchase and cancellation of ordinary shares (note 17)	(590,205)	(38)	(8,205)	-	-	-	-	(8,243)	-	(8,243)
Exercise of share options (note 13)	116,787	8	590	-	-	-	-	598	-	598
Share-based compensation	-	-	6,483	-	-	-	-	6,483	-	6,483
Provision for statutory reserve	-	-	-	-	7,043	(7,043)	-	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	(7,019)	(7,019)	6,268	(751)	(751)
Change in fair value of available-for-sale investments (note 6)	-	-	-	-	-	-	187	187	-	187	187
Net income	-	-	-	-	-	16,821	-	16,821	39,752	56,573	56,573
Capital contribution by a noncontrolling shareholder	-	-	-	-	-	-	-	-	2,960	2,960
Dividend to noncontrolling shareholders of subsidiaries	-	-	-	-	-	-	-	-	(15,212)	(15,212)
Balance at December 31, 2011	47,215,888	4,041	673,516	-	36,635	(79,830)	(29,556)	604,806	167,253	772,059	56,009
		US$642	US$107,011		US$5,821	US$(12,684)	US$(4,696)	US$96,094	US$26,574	US$122,668

The accompanying notes are an integral part of these consolidated financial statements.

CHINAEDU CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands, except share-related data)

	For the years ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	66,852	76,157	56,573	8,989
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	7,416	6,283	6,483	1,030
Depreciation and amortization of property and equipment	16,603	20,971	23,900	3,797
Amortization of land use rights	619	609	608	97
Amortization of acquired intangible assets	5,237	4,432	4,171	663
Gain on consolidation of Hongcheng Xueyuan	-	(260)	-	-
Investment (income) loss	-	(1,071)	201	32
Provision for account receivables	364	540	-	-
Loss from disposal of property and equipment	513	82	234	37
Changes in assets and liabilities:
Restricted cash	(365)	365	-	-
Accounts receivable	(13,844)	(6,900)	3,613	574
Inventories	(1,852)	1,494	358	57
Prepaid expenses and other current assets	(5,075)	(4,930)	7,458	1,185
Amounts due from related parties	(26,330)	(68,791)	8,646	1,374
Rental deposits	90	(61)	(1,277)	(203)
Land use rights	(1,989)	-	-	-
Accounts payable	115	1,128	(2,013)	(320)
Deferred revenues	3,792	8,589	21,858	3,473
Accrued expenses and other current liabilities	19,082	14,628	8,700	1,382
Amounts due to related parties	268	4,009	(19,717)	(3,133)
Income taxes payable	5,472	11,223	6,836	1,086
Other taxes payable	3,892	4,555	1,462	232
Deferred income taxes	306	(4,600)	(6,034)	(959)
Unrecognized tax benefit	2,254	(4,036)	2,398	381
Net cash provided by operating activities	83,420	64,416	124,458	19,774
Cash flows from investing activities:
Purchase of businesses, net of cash acquired of RMB nil, RMB1,382 and RMB nil in 2009, 2010 and 2011, respectively	-	(6,078)	-	-
Purchase of property and equipment	(57,071)	(26,859)	(20,788)	(3,303)
Deposits paid for acquisition of property and equipment	(11,371)	(19,792)	(18,863)	(2,997)
(Purchase) maturity of term deposits	(58,813)	1,434	22,337	3,549
Purchase of exclusive partnership with universities	(1,235)	-	(1,960)	(311)
Purchase of short-term investments	(20,578)	(28,016)	(19,556)	(3,107)
Proceeds from disposal of property and equipment	-	112	275	44
Proceeds from the sale of short-term investments	-	17,071	16,306	2,591
Acquisition of noncontrolling interest of Yuancheng Education	-	(998)	-	-
Net cash used in investing activities	(149,068)	(63,126)	(22,249)	(3,534)

CHINAEDU CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands, except share-related data)

	For the years ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Payment of deferred consideration for purchase of property and equipment	-	-	(1,479)	(235)
Cash dividends paid to noncontrolling shareholders	(14,698)	(5,632)	(13,510)	(2,147)
Capital contribution by noncontrolling shareholders	1,715	490	2,960	470
Repurchase and cancellation of ordinary shares	(76,634)	(13,468)	(7,437)	(1,182)
Proceeds from exercise of share options	4,163	6,098	598	95
Prepayment for shares repurchases	-	(735)	(168)	(27)
Net cash used in financing activities	(85,454)	(13,247)	(19,036)	(3,026)
Effect of exchange rate changes	312	(693)	80	14
Net (decrease) increase in cash and cash equivalents	(150,790)	(12,650)	83,253	13,228
Cash and cash equivalents, beginning of year	353,933	203,143	190,493	30,266
Cash and cash equivalents, end of year	203,143	190,493	273,746	43,494
Supplemental disclosure of cash flow information
Income taxes paid	11,255	10,746	13,844	2,200
Interest paid	2	5	-	-
Non cash - financing activities
Capital registration of intangible assets by noncontrolling interest	425	980	-	-

The accompanying notes are an integral part of these consolidated financial statements.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands, except share-related data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

ChinaEdu Corporation (the "Company") was incorporated in the Cayman Islands on September 6, 1999. The Company, its subsidiaries, and its variable interest entity ("VIE") and VIE's subsidiaries are collectively referred to hereinafter as the "Group". The Group principally operates online degree programs, which provide services to universities through joint venture contracts entered into by the Company's subsidiaries, online tutoring programs, private primary and secondary schools and international and elite curriculum programs in the People's Republic of China (the "PRC").

A summary of the Company's subsidiaries and its VIE and its VIE's subsidiaries as of December 31, 2011 was as follows:

	Date of incorporation	Percentage of
Name	or acquisition	legal ownership	Place of incorporation

Subsidiaries of the Company:

CMR Web-learning Co., Ltd. ("CMR Web")	July 29, 1999	70%	PRC

Hongcheng Technology Development Co., Ltd. ("Hongcheng Technology")	July 31, 2000	100%	PRC

Beijing Xuezhi Times Education Science Co., Ltd. ("Beijing Xuezhi")	October 18, 2001	100%	PRC

Zhong Nongda Networks Development Co., Ltd. ("Zhongnongda Networks")	October 30, 2001	55%	PRC

Beijing Hongcheng Liye Technology Co., Ltd. ("Hongcheng Liye")	April 15, 2003	100%	PRC

Dalian Dongcai Technology Co., Ltd. ("Dongcai")	June 4, 2003	70%	PRC

Beijing WITT Education Consultant Management Co., Ltd. ("WITT Education")	July 4, 2003	100%	PRC

BJ-WITT EDU MAN. LTD. ("BJ-WITT")	July 4, 2003	100%	BVI

Chongqing Chongda Yuanxing Co., Ltd. ("Chongda")	December 24, 2003	51%	PRC

Beijing BCIT Science and Education Management Consulting Limited ("Beijing BCIT")	January 13, 2005	100%	PRC

Beijing Gotop Education Co., Ltd. ("Gotop Hongcheng")	December 26, 2005	100%	PRC

Beijing BCIT Science and Education Management Consulting Limited ("BJ-BCIT")	February 10, 2006	100%	BVI

Beijing Distance Education Technology Co., Ltd. ("Yuancheng Education")	March 31, 2006	100%	PRC

Tianjin Gaotuo Hongcheng Education Technology Co., Ltd. ("Tianjin Gaotuo Hongcheng")	June 26, 2006	100%	PRC

Beijing Beiyuda Education Technology Co., Ltd. ("Beiyuda")	September 26, 2006	51%	PRC

Beijing Mingdaoyuan Technology Co., Ltd. ("Beijing Mingdao")	March 27, 2007	51%	PRC

Shanghai Shangcai Education Technology Co., Ltd. ("Shanghai Shangcai")	April 18, 2008	51%	PRC

Dongcai Online Training Center ("Dongcai Online")	July 10, 2008	70%	PRC

Beijing Zhonglin Technology Co., Ltd. ("Zhonglin")	November 3, 2008	51%	PRC

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands, except share-related data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

	Date of incorporation	Percentage of
Name	or acquisition	legal ownership	Place of incorporation

Guangxi Hongcheng Times Technology Development Co., Ltd. ("Guangxi Hongcheng")	February 10, 2009	51%	PRC

Fuzhou Haojiaoshi Distance Education Service Co., Ltd. ("Fuzhou Good Teacher")	December 7, 2009	51%	PRC

Beijing Hongcheng Xueyuan Technology Co., Ltd. ("Hongcheng Xueyuan")	October 31, 2010	100%	PRC

Nanning Hongcheng Xueyuan Technology Development Co., Ltd ("Nanning Hongcheng Xueyuan ")	October 31, 2010	51%	PRC

Hangzhou Hongcheng Education Training Service Co., Ltd ("Hangzhou Hongcheng Xueyuan")	October 31, 2010	60%	PRC

Guangzhou Hongcheng Huixing Education Technology Co., Ltd. ("Guangzhou Hongcheng")	January 4, 2011	80%	PRC

Beijing Haidian District New Door Trainning School ("Haidian Trainning School ")	April 7, 2011	55%	PRC

Zhejiang Hongcheng Education Technology Co., Ltd. ("Zhejiang Hongcheng")	June 30, 2011	51%	PRC

VIE of the Company:

Beijing Hongcheng Education Technology Co., Ltd. ("Hongcheng Education")	March 7, 2005	N/A	PRC

Subsidiaries of VIE:

Beijing Gotop Electronic Science Co., Ltd. ("Gotop Electronic") (1)	November 29, 1995	N/A	PRC

Xiandai Xingye Network Technology Co., Ltd. ("Xiandai Technology") (1)	November 7, 2000	N/A	PRC

Pingdingshan Wellent Bilingual School ("Pingdingshan") (1)	September 3, 2002	N/A	PRC

Anqing Foreign Language Middle School ("Anqing Foreign Language") (1)	August 2, 2004	N/A	PRC

Jingzhou Tianchang Investment Co., Ltd. ("Tianchang") (2)	September 6, 2005	N/A	PRC

Jingzhou Middle School South Campus ("South Campus") (3)	December 28, 2005	N/A	PRC

Beijing Hongcheng YoYo Technology Co., Ltd. ("Hongcheng YoYo") (1)	November 3, 2009	N/A	PRC

Anqing Daguan Hongcheng Anwai Training Centre ("Anqing Daguan") (1)	April 15, 2010	N/A	PRC

Pingdingshan Hongcheng Education Training Centre ("Pingdingshan Training Centre") (1)	August 11, 2010	N/A	PRC

Hongyuanboxue Technology Co., Ltd ("Hongyuanboxue") (4)	August 24, 2010	N/A	PRC

Beijing Xicheng District Hongcheng Training School ("Xicheng Training School") (1)	January 6, 2011	N/A	PRC

(1)	Wholly owned subsidiary of Hongcheng Education (VIE of the Company)
(2)	72.5% of its equity is held by Hongcheng Education (VIE of the Company)
(3)	54% of its equity is held by Hongcheng Education (VIE of the Company)
(4)	55% of its equity is held by Hongcheng Education (VIE of the Company) and 45% of its equity is held by Hongcheng Technology (Wholly owned subsidiary of the Company).

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands, except share-related data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements

PRC regulations currently limit foreign ownership of entities providing internet content and engaging in primary and junior high school education. To comply with PRC laws and regulations, the Group provides online tutoring programs and primary and secondary schools in the PRC through its VIE and its VIE's subsidiaries.

The Group established Xiandai Technonogy and Hongcheng Education, the VIEs, through a series of contractual arrangements with designated equity owners who are PRC citizens and legally own the VIEs. In September 2009, the equity interests of Xiandai Technology were transferred to Hongcheng Education. Accordingly, Xiandai Technology became a wholly owned subsidiary of Hongcheng Education. As a result, the related contractual arrangements with Xiandai Technology were terminated, and Hongcheng Education became the only VIE of the Group.

To provide the Group the ability to control and receive the majority of the expected residual returns of the VIE and its subsidiaries, the Group entered into a series of contractual arrangements described below with the VIE, and its nominee shareholders in 2005.

•	Agreements that transfer economic benefits to Hongcheng Technology

Exclusive Technical Consulting and Services Agreement

Pursuant to the exclusive technology consulting and service agreements between Hongcheng Technology and the VIE, the Group has the exclusive right to provide to the VIE technology consulting and services related to courseware and product development services, website design services, maintenance and security services, employee training services and any other services that may be agreed upon by the parties. As a consideration for these services, the Group charges VIE a service fee, which represents substantially all of its net income. The terms of the exclusive technical consulting and services agreement are ten years unless Hongcheng Technology sends a notice of termination in writing prior to the expiration, the agreement shall automatically be renewed for an additional term of ten years.

Call Option Agreements

Hongcheng Technology entered into call option agreements with the nominee shareholders. Pursuant to these agreements, Hongcheng Technology were granted irrevocable options to purchase all of the nominee shareholders' equity interests in VIE at the lowest price permitted under applicable Chinese laws. The agreement shall terminate after all the equity subject to the call option agreement has been transferred to Hongcheng Technology and/or any other entity or individual designated by Hongcheng Technology in accordance with the provisions contained herein.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands, except share-related data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements – continued

•	Agreements that provide Hongcheng Technology effective control over VIE

Loan Agreements

The Group provided an interest-free loan of RMB54,200 to the nominee shareholders to fund the registered capital requirements of VIE. Proceeds from the loans are to be used solely for the investments in VIE. The loans can only be repaid by a transfer of the equity ownership interest in VIE to the Group. The terms of the loan is 20 years and may be extended with the consent of the Company and the nominee shareholders. To the extent permitted under PRC Law, the loan may be repaid only by the transfer by the nominee shareholders of their equity interests in the VIE to the Company or its designee.

Shareholder Voting Rights Entrustment Agreements

In connection with the loan agreements described above, Hongcheng Technology entered into shareholder voting rights entrustment agreements with the nominee shareholders. Pursuant to these agreements, the nominee shareholders irrevocably entrusted Hongcheng Technology with the right to act as their proxy and vote for all of their shares in VIE. The agreement will remain effective as long as the nominee shareholders remain shareholders of Hongcheng Education.

Equity Pledge Agreements and Powers of Attorney

As a security for the nominee shareholders' obligations under the call option agreements and shareholder voting rights entrustment agreements with Hongcheng Technology and Hongcheng Education's obligations under the technical consulting and services agreement with Hongcheng Technology, Hongcheng Education entered into equity pledge agreements with the nominee shareholders to pledge all of their equity interests in Hongcheng Education and all distributions arising from such interests to Hongcheng Technology. The nominee shareholders also irrevocably appointed Hongcheng Technology as their attorney-in-fact and authorized Hongcheng Technology to take all actions on their behalf that are deemed appropriate by Hongcheng Technology. The agreement shall have its valid term until the full performance of the exclusive technical consulting and services agreement or the full repayment of above loan.

These agreements allow the Company to effectively control Hongcheng Education and derive substantially all of the economic benefits from it. Accordingly, the Group treats Hongcheng Education as a VIE and because the Group is the primary beneficiary of Hongcheng Education, the Group has consolidated the financial results of Hongcheng Education since its inception.

In June 2009, the FASB issued an authoritative pronouncement to amend the accounting rules for VIE. The amendments effectively replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has (1) the power to direct the activities of a variable interest entity that most significantly affect the entity’s economic performance and (2) the obligation to absorb losses of, or the right to receive benefits from, the entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity's economic performance. The new guidance also requires additional disclosures about a reporting entity’s involvement with variable interest entities and about any significant changes in risk exposure as a result of that involvement. The Group adopted the new guidance on January 1, 2010 and the disclosure requirements of the new guidance were retrospectively applied for all the periods presented in this financial statements.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands, except share-related data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

Equity Pledge Agreements and Powers of Attorney  - continued

The Company had consolidated Hongcheng Education, the VIE, under the authoritative literature prior to the amendment discussed above because it was the primary beneficiary of those entities. Because the Company, through its wholly owned subsidiary, Hongcheng Technology, has (1) the power to direct the activities of the VIE that most significantly affect the entity's economic performance and (2) the right to receive benefits from the VIE, it continues to consolidate the VIE upon the adoption of the new guidance which therefore, other than for additional disclosures, has no accounting impact.

Risks in relation to the VIE structure

The Group believes that Hongcheng Technology's contractual arrangements with the VIE are in compliance with PRC law and are legally enforceable. The nominee shareholders of the VIE are also shareholders of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit the Company's ability to enforce these contractual arrangements and if the shareholders of the VIE were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example, by influencing the VIE not to pay the service fees when required to do so.

The Group's ability to control the VIE also depends on the power of attorney Hongcheng Technology has to vote on all matters requiring shareholder approval in the VIE. As noted above, the Group believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the regulatory authorities may exercise their discretion and

•	revoke the business and operating licenses of our PRC subsidiaries or VIE;
•	restrict the rights to collect revenues from any of our PRC subsidiaries;
•	discontinue or restrict the operations of any related-party transactions among our PRC subsidiaries or VIE;
•	require our PRC subsidiaries or VIE to restructure the relevant ownership structure or operations;
•	take other regulatory or enforcement actions, including levying fines that could be harmful to our business; or
•	impose additional conditions or requirements with which we may not be able to comply.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands, except share-related data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risks in relation to the VIE structure - continued

The imposition of any of these penalties may result in a material adverse effect on the Group's ability to conduct its business. In addition, if the imposition of any of these penalties causes the Group to lose the rights to direct the activities of the VIE and their subsidiaries or the right to receive their economic benefits, the Group would no longer be able to consolidate the VIE.

The following consolidated financial information of the Group's VIE and its subsidiaries, before intercompany balance elimination, was included in the accompanying consolidation financial statements:

	As of December 31,
	2010	2011
	RMB	RMB

Total assets	244,106	250,567
Total liabilities	191,589	203,827

	For the years ended December 31,
	2009	2010	2011
	RMB	RMB	RMB

Net revenue	66,410	83,620	95,880
Net loss	(1,125)	(2,932)	(6,131)

	For the years ended December 31,
	2009	2010	2011
	RMB	RMB	RMB

Net cash provided by operating activities	50,151	19,057	16,487
Net cash used in investing activities	(47,412)	(16,884)	(19,656)
Net cash provided by (used in) financial activities	-	4,500	(1,479)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying consolidated financial statements of the Group are stated in Renminbi ("RMB"). The presentation of the amounts in United States dollar ("US$") is included solely for the convenience of the reader and were converted at a rate of RMB6.2939 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2011. Such translation should not be construed to be the amounts that would have been reported under US GAAP.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIE and its VIE's subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands, except share-related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and the accompanying notes. Significant accounting estimates reflected in the Group's financial statements include the useful lives and impairment of property and equipment, and intangible assets with definite lives; valuation allowance for deferred tax assets; impairment of goodwill and other intangible assets with indefinite lives;; and share-based compensation expense. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits which are unrestricted as to withdrawal or use, or have original maturities of three months or less when purchased.

Term deposits

Term deposits consist of deposits placed with financial institutions with original maturity terms of greater than three months but less than one year.

Short-term investments

The Group's short-term investments comprise debt securities which are classified as available-for-sale or held-to-maturity investments. The available-for-sale investments are reported at fair values with the unrealized gains or losses recorded as accumulated other comprehensive income in shareholders' equity. Short-term investments are classified as held-to-maturity when the Group has the positive intent and ability to hold the securities to maturity. All of the Group's held-to-maturity investments are classified as short-term investments on the consolidated balance sheets based on their contractual maturity dates which are less than one year and are stated at their amortized costs.

The Group reviews its available-for-sale short-term investments for other-than-temporary impairment ("OTTI") based on the specific identification method. The Group considers available quantitative and qualitative evidence in evaluating the potential impairment of its short-term investments. If the cost of an investment exceeds the investment's fair value, the Group considers, among other factors, general market conditions, expected future performance of the investees, the duration and the extent to which the fair value of the investment is less than the cost, and the Group's intent and ability to hold the investment. OTTI below cost is recognized as a loss in the income statement.

In April 2009, the FASB issued guidance amending existing GAAP relating to OTTI for debt securities to improve presentation and disclosure of OTTI on debt securities in the financial statements. The new guidance requires that an entity separates the amount of the OTTI into the amount that is credit related (credit loss component) and the amount due to all other factors. The credit loss component is recognized in earnings, which represents the difference between a security's amortized cost basis and the discounted present value of expected future cash flows. The amount due to other factors is recognized in other comprehensive income if the entity neither intends to sell and will not more likely than not be required to sell the security before recovery. The difference between the amortized cost basis and the cash flows expected to be collected is accreted as interest income.

The Group adopted the new guidance on January 1, 2010. The adoption of the new guidance did not result in a cumulative-effective adjustment as of January 1, 2010.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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
estimated useful lives

Acquired intangible assets with definite lives, net

Intangible assets, other than goodwill, resulting from the acquisitions of entities accounted for using the acquisition method of accounting are carried at cost less accumulated amortization and impairment. Amortization of acquired intangible assets is calculated on a straight-line basis over the shorter of the contractual terms or the expected useful lives of the acquired assets. The weighted average amortization periods by major intangible assets classes are as follows:

Service agreements with universities and high schools	26 years
Operating platforms used to provide online education service	6 years
Customer base	4 years
Online coursewares	3 years
Partnership with agencies	5 years
Exclusive partnership with universities	16 years
Operational right of private school	22 years
Partnership with local institutes	7.2 years
Acquired right to use trademark	2.2 years

Intangible assets-indefinite lives

If an intangible asset is determined to have an indefinite life, it should not be amortized until its useful life is determined to be no longer indefinite. An intangible asset that is not subject to amortization is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Such impairment test consists of comparing the fair values of assets with their carrying value amounts and an impairment loss is recognized if and when the carrying amounts exceed the fair values. The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. Significant assumptions are inherent in this process, including estimates of discount rates.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands, except share-related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Impairment of long-lived assets and intangible assets with definite life

Long-lived assets, such as property and equipment and definite-lived intangible assets are stated at cost less accumulated depreciation or amortization. The Group evaluates the recoverability of long-lived assets, including intangible assets, with determinable useful lives whenever events or changes in circumstances indicate that a long-lived asset's carrying amount may not be recoverable. The Group measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

Goodwill

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill.

Goodwill is not amortized but evaluated for impairment annually or more frequently if event and circumstances indicate that they might be impaired. The Group performs a two-step process. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit's goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands, except share-related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition

The Group's revenue is principally derived from the following:

(a)	Online degree programs, which mainly provide: (i) online education technical and consulting services; and (ii) recruiting services and enrollment marketing services.

(i)	Online education technical and consulting services

The Group's primary business is to provide online education technical and consulting services to the online degree programs of leading Chinese universities. These services mainly include academic program development, technology services, and student support services. All these services are provided over the service period, therefore the related revenue is recognized ratably over the Six-month School Semester (the "Semester") during which the Group provides the services. The Semesters generally begin in April and October of each calendar year.

(ii)	Students recruiting services, online technical services and enrollment marketing services

The Group also provides students recruiting, online technical, enrollment marketing services through its learning centers network for collaborative universities in China, including those universities to which the Group provides online education technical and consulting services. The amount of service fees earned is computed as a percentage of tuition fees, which the Group collected from students on behalf of the universities, based on the agreements entered into with the universities.

Service fees are initially recorded as deferred revenue and are recognized as revenue ratably over the Semester during which the Group provides the services.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands, except share-related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

(b)	Online tutoring programs

The Group offers online interactive tutoring services to the students of primary and secondary schools through prepaid cards. These services allow the students to access the online education services over a fixed period of time, generally ranging from one month to three years, during which period the students can access the online learning platform at any time. The Group sells the prepaid cards to the student directly on its website or through distributors. The payment from distributors are generally received when the prepaid cards are delivered to the distributors, and not contingent upon the resale to the students (end users).

Payments received from students or distributors are initially recognized as deferred revenue. Revenue is recognized on a straight-line basis over the service period, starting from the activation of the prepaid cards by the students and ending with the prepaid cards' expiration date.

(c)	Private primary and secondary schools

The Group operates a number of private primary and secondary schools, which provide educational services to the students through traditional classroom education. Students register and pay for their classes at the beginning of each semester. Fees received from students upfront are initially recorded as deferred revenue. Revenue is recognized ratably over the service period, which is six months for each school semester. If a student withdraws from a class, any collected but unearned portion of the fee is recognized as revenue at that time unless the student is entitled to a refund.

(d)	International and elite curriculum programs

The Group provides international post-secondary and English language learning services for high schools in the PRC and international polytechnic curriculum programs through traditional classroom education. For those programs, students must register and pay for their classes at the beginning of each semester or each short-term program (i.e. Summer camp). Fees collected from learning institutions are recognized either on a straight-line basis over the service period, which is typically the six-month school semester or when such services are completed.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands, except share-related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Business tax

The Group's PRC subsidiaries, VIE and VIE' subsidiaries are subject to business taxes at the rate of 5.5%, which is applied to service revenue generated from online education programs and international and elite curriculum programs.

Value added tax ("VAT") and VAT rebate

The Group is subject to PRC value added tax (''VAT'') generally at a rate of 17% on part of the revenue from the online education technical services and online tutoring services which reduces revenues, and are entitled to an offset for VAT paid or borne on the goods purchased by the Group. Net VAT balance between input VAT and output VAT is recorded in either other current liabilities or other current assets on the consolidated balance sheets. The Group is entitled to a rebate of VAT paid at a rate of 14%. The rebates are recorded as a component of revenue when the relevant compliance requirements are met and that, there are no further obligations, nor subject to future refunds or reimbursements. The rebates granted to the Group during the years ended December 31, 2009, 2010 and 2011 were RMB6,634, RMB9,257 and RMB8,260, respectively.

Accounts receivable

Accounts receivable is recorded when it become due based on the service agreement, and primarily relates to the online education technical, consulting and recruiting services provided to certain university customers, and online tutoring services.

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

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, term deposits, restricted cash, investments, accounts receivable and amount due from related parties. The Group places its cash and cash equivalents and term deposits with financial institutions in the PRC and Hong Kong.

The Group conducts credit evaluations of its customers and generally does not require collateral or other security from them. To date, the Group has not experienced significant losses from uncollectible accounts. An allowance for doubtful accounts amounting to RMB364, RMB540 and RMB nil was recorded in 2009, 2010 and 2011, respectively and these amounts were written off in the same year. Management will continue to evaluate the Group's collection experience and provide for an allowance for doubtful accounts as appropriate.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands, except share-related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Concentration of credit risk - continued

A summary of the customers who accounted for 10% or more of the Group's consolidated net revenues was as follows:

	For the years ended December 31,
Customers	2009	2010	2011
	%	%	%

A	20	16	13
B	12	11	11
C	*	11	13
D	13	12	11

A summary of the customers who accounted for 10% or more of the Group's consolidated accounts receivable and amounts due from related parties was as follows:

	As of December 31,
Customers	2010	2011
	%	%

A	37	36
C	19	33
D	18	*

*	Represented less than 10% of consolidated net revenue or accounts receivable and amounts due from related parties' balances.

Research and development

Research and development expenses mainly include depreciation, payroll, employee benefits, and other headcount-related costs associated with the development of online education technology platform and courseware. The Group expenses all research and development costs when incurred.

Advertising costs

Advertising costs are expensed as incurred. The Group incurred advertising costs totaling RMB7,822, RMB9,310 and RMB13,794 for the years ended December 31, 2009, 2010 and 2011, respectively, which are recorded as a component of selling and marketing expenses in the accompanying consolidated statements of operations.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands, except share-related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Royalty fees

Royalty fees payable to the Fourth Middle School of Anqing for the use of the school's education resources in the provision of the Group's private primary and secondary schools services increase each year from the 2005 calendar year to the 2024 calendar year. The aggregated royalty fees are recognized as royalty expense on a straight-line basis over the royalty period. The difference between royalty fees paid and the amount reported as expenses was included as a component of accrued expenses and other current liabilities in the accompanying consolidated balance sheets.

Foreign currency translation

The functional currency of the Company, BJ-BCIT and BJ-WITT is the US$. The functional currency of all other entities within the Group is the RMB. Transactions in other currencies are recorded in each relevant entity's functional currency at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are translated into the applicable functional currencies at rates of exchange in effect at the balance sheet dates. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates and transactions denominated in other currencies are converted at the applicable rates of exchange prevailing when the transactions occur. Exchange gains and losses are recorded in the consolidated statements of operations.

The Group's reporting currency is the RMB. The Group's entities with functional currency of US$ translate their operating results and financial position into the RMB, the Group's reporting currency. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity amounts are translated at historical exchange rates and revenues, expenses, gains, and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income (loss) in the consolidated statements of equity.

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents and term deposits of the Group included aggregate amounts of RMB304,180 and RMB370,428, which were denominated in RMB, at December 31, 2010 and 2011, respectively, representing 97.8% and 99.6% of the cash and cash equivalents and term deposits at December 31, 2010 and 2011, respectively.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands, except share-related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Income taxes

Current income taxes are provided in accordance with the laws of the relevant tax authorities.

Deferred income taxes are provided using the asset and liability method. Under this method, deferred income taxes are recognized for tax credits and net operating losses available for carry-forwards and significant temporary differences. Deferred tax assets and liabilities are classified as current or non-current based upon the classification of the related asset or liability in the financial statements or the expected timing of their reversal if they do not relate to a specific asset or liability. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

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

Comprehensive income

Comprehensive income includes net income, foreign currency translation adjustments and change in fair value of available-for-sale investments. Comprehensive income is reported as a component of the consolidated statements of equity and comprehensive income.

Financial instruments

Financial instruments include cash and cash equivalents, term deposits, short-term investments, accounts receivable, accounts payable, and amounts due from and due to related parties. The carrying values of cash and cash equivalents, term deposits, accounts receivable, accounts payable and amounts due from and to related parties approximate their fair values due to their short-term maturities. The fair value of the short-term investments measured at cost are not disclosed because they are not readily determinable. Available-for-sale investments are carried at fair value.

Net income per share

Basic net income per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted. Ordinary share equivalents are excluded from the computation of the diluted net income per share in periods when their effect would be anti-dilutive. The effect of the warrants and stock options are computed using the treasury stock method.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands, except share-related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Share-based compensation

Share-based payment transactions with employees, such as share options are measured based on the grant date fair value of the equity instrument. The Group recognizes the compensation costs net of an estimated forfeiture rate using the straight-line method, over the requisite service period of the award, which is generally the vesting period of the award. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of stock compensation expense to be recognized in future periods.

Share based payment issued to non-employees, such as advisors, are measured at fair value at the earlier of the commitment date or the date the service is completed and recognized over the period the service is provided.

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

Business combinations

The Group accounts for its business combinations using the acquisition method of accounting. Acquisition costs are allocated to the assets and liabilities the Group acquired based on their fair values with goodwill being the excess value over the net identifiable assets acquired.

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

Common forms of the consideration made in acquisitions are cash. Consideration transferred in a business acquisition is measured at the fair value as at the date of acquisition. Where the consideration in an acquisition includes contingent consideration the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability it is subsequently carried at fair value with changes in fair value reflected in earnings.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands, except share-related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting standards not yet adopted

In May 2011, the FASB issued an authoritative pronouncement on fair value measurement. The guidance is the result of joint efforts by the FASB and IASB to develop a single, converged fair value framework. The guidance is largely consistent with existing fair value measurement principles in U.S. GAAP. The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments, mainly including:

•	Highest-and-best-use and valuation-premise concepts for nonfinancial assets- the guidance indicates that the highest-and-best-use and valuation-premise concepts only apply to measuring the fair value of nonfinancial assets.

•	Application to financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risk - the guidance permits an exception to fair value measurement principles for financial assets and financial liabilities (and derivatives) with offsetting positions in market risks or counterparty credit risk when several criteria are met. When the criteria are met, an entity can measure the fair value of the net risk position.

•	Premiums or discounts in fair value measure - the guidance states that "premiums or discounts that reflect size as a characteristic of the reporting entity's holding (specifically, a blockage factor that adjusts the quoted price of an asset or a liability because the market's normal daily trading volume is not sufficient to absorb the quantity held by the entity) rather than as a characteristic of the asset or liability (for example, a control premium when measuring the fair value of a controlling interest) are not permitted in a fair value measurement."

•	Fair value of an instrument classified in a reporting entity's shareholders' equity - the guidance prescribes a model for measuring the fair value of an instrument classified in shareholders' equity; this model is consistent with the guidance on measuring the fair value of liabilities.

•	Disclosures about fair value measurements - the guidance expands disclosure requirements, particularly for Level 3 inputs. Required disclosures include:

•	For fair value measurements categorized in level 3 of the fair value hierarchy: (1) a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, (2) a description of the valuation process in place (e.g., how the entity decides its valuation policies and procedures, as well as changes in its analyses of fair value measurements, from period to period), and (3) a narrative description of the sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs.
•	The level in the fair value hierarchy of items that are not measured at fair value in the statement of financial position but whose fair value must be disclosed.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands, except share-related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting standards not yet adopted - continued

The guidance is to be applied prospectively and effective for interim and annual periods beginning after December 15, 2011, for public entities. Early application by public entities is not permitted. The Group does not expect the adoption of this pronouncement to have a significant impact on its consolidated financial statements.

In June 2011, the FASB issued an authoritative pronouncement to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders' equity. These amendments do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the amendments are effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. In December 2011, the FASB issued a further authoritative pronouncement, Deferral of the Effective Date for Amendments to the Presentation of Reclassification of Items out of Accumulated Other Comprehensive Income. Under the amendments, entities are required to present reclassification adjustments and the effect of those reclassification adjustments on the face of the financial statements where net income is presented, by component of net income, and on the face of the financial statements where other comprehensive income is presented, by component of other comprehensive income. In addition, the amendments require that reclassification adjustments be presented in interim financial periods. The amendments supersede changes to those paragraphs that pertain to how, when, and where reclassification adjustments are presented. The amendments in this update are effective for public entities for fiscal years beginning after December 15, 2011. The Group does not expect the adoption of these pronouncements to have a significant impact on its consolidated financial statements.

In September 2011, the FASB has issued an authoritative pronouncement related to testing goodwill for impairment. The guidance is intended to simplify how entities, both public and nonpublic, test goodwill for impairment. The pronouncement permits an entity to first assess qualitative factors to determine whether it is ''more likely than not'' that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The Group has not early adopted this pronouncement and does not expect the adoption of this pronouncement has a significant impact on its financial condition or results of operation.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands, except share-related data)

3.	ACQUISITIONS

In order to diversify its service offerings under the online degree programs, the Group consummated the acquisitions set forth below. These transactions were recorded using the acquisition method of accounting, and accordingly, the acquired assets and liabilities were recorded at their estimated fair values on the acquisition date.

(a)	In October 2010, the Group acquired the remaining 81% equity interest in Hongcheng Xueyuan, for a cash consideration of RMB7,460(US$1,130) and after the acquisition Hongcheng Xueyuan became a wholly owned subsidiary of the Group.

In connection with the above business combination transaction, the Group re-measured its previously held 19% equity interest in Hongcheng Xueyuan at the acquisition-date fair value of RMB1,470 and recognized a gain of RMB260 in 2010. The amounts of Hongcheng Xueyuan's net revenue and loss included in the Group’s consolidated income statement for the year ended December 31, 2010, was RMB3,014 and RMB484, respectively.

The purchase price for this 81% equity interest was allocated based on the fair value of the assets acquired and liabilities assumed on the date of acquisition as follows:

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

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands, except share-related data)

3.	ACQUISITIONS - continued

(b)	Pro forma information

The following unaudited pro forma information summarizes the results of operations for the Group for the years ended December 31, 2009 and 2010 assuming that the significant acquisition during the year ended December 31, 2010 occurred as of January 1, 2009, and 2010, respectively. The pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations that would have resulted had the significant acquisitions occurred as of the beginning of each year, nor are they indicative of future operating results.

	For the years
	ended December 31,
	2009	2010
	RMB	RMB
	(unaudited)	(unaudited)

Pro forma net revenues	358,378	391,562
Pro forma net income attributable to ChinaEdu Corporation	35,019	38,441

4.	ACCOUNTS RECEIVABLE

Accounts receivable, net consisted of the following:

	As of December 31,
	2010	2011
	RMB	RMB

Accounts receivable	35,091	31,478
Less: allowance for doubtful accounts	-	-

Accounts receivable	35,091	31,478

Movement of allowance for doubtful accounts was as follow:

	As of December 31,
	2010	2011
	RMB	RMB

Balance as of January 1	-	-
Charged to expenses	540	-
Written off	(540)	-

Balances as of December 31	-	-

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands, except share-related data)

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of:

	As of December 31,
	2010	2011
	RMB	RMB

Staff advances and others	3,595	3,000
Prepaid investments	4,500	-
Advance to an online school	3,072	1,707
Prepaid rental expense	3,921	4,329
Prepaid advertisement expense	178	510
Prepaid courseware use right	750	1,547
Prepaid professional fees	2,078	2,126
Advances to suppliers	4,784	3,410
Interest receivables from term deposits	1,165	1,056
Value-added tax rebate receivable	6,923	5,040

	30,966	22,725

Advance to an online school represented amount loaned to an online education alliance program to fund its operations, which is non-interest bearing and is payable on demand. Value-added tax rebate receivable represented the accrued value added tax rebate from online degree programs and online tutoring which is expected to be received in 2012.

6.	SHORT-TERM INVESTMENTS

As of December 31, 2010 and 2011, the Company held following short term investments:

	As of December 31,
	2010	2011
	RMB	RMB

Available-for-sale investments	24,469	17,648
Held to maturity investments	8,000	17,000

	32,469	34,648

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands, except share-related data)

6.	SHORT-TERM INVESTMENTS - continued

Held to maturity investments consist of trust funds with remaining maturity term less than one year. Since the Group had the positive intent and ability to hold the trust funds to maturity, the trust funds were classified as held to maturity investments and recorded at amortized cost. In May 2010, the Group invested RMB8,000 in a trust fund managed by Zhongrong Trust Co., Ltd., which was closed in May 2011. The Group received all the investment back and also received an investment interest of RMB646, which was recorded as investment income. In May 2011, the Group invested RMB8,000 in trust fund managed by Minmetal International Trust Co., Ltd., which will be matured in May 2012. The trust fund paid investment interest of RMB387 to the Group in December 2011, which is also included in investment income.

The following table provides additional information on the unrealized gains and losses of the available-for-sale as of December 31, 2010 and 2011, respectively.

	As of December 31,
	2010				2011
			Accumulated	Net			Accumulated	Net
		Exchange	unrealized	carrying		Exchange	unrealized	carrying
	Cost	difference	(loss) gains	amount	Cost	difference	(loss) gains	amount
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Available-for-sale
Corporate Bonds	24,860	(450)	59	24,469	19,110	(1,334)	(128)	17,648

Total	24,860	(450)	59	24,469	19,110	(1,334)	(128)	17,648

During the year ended December 31, 2011, the Group sold RMB8,306 of corporate bonds, and the related other comprehensive loss of RMB201 was transferred to investment loss in the statement of operations, net of tax effects.

7.	LAND USE RIGHTS, NET

Land use rights, net consisted of the following:

	As of December 31,
	2010	2011
	RMB	RMB

Land use rights	30,287	30,287
Less: accumulated amortization	(3,022)	(3,630)

Land use rights, net	27,265	26,657

Amortization expenses for land use rights totaled RMB619, RMB609 and RMB608 for the years ended December 31, 2009, 2010 and 2011, respectively. Future amortization expenses are RMB608 per year for each of the next five years through December 31, 2016.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands, except share-related data)

8.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of December 31,
	2010	2011
	RMB	RMB

Buildings	203,684	225,633
Furniture, fixtures and equipment	61,584	67,997
Motor vehicles	11,923	12,562
Leasehold improvements	15,565	19,847

	292,756	326,039
Less: accumulated depreciation and amortization	(70,461)	(91,543)

	222,295	234,496
Construction in progress	5,212	4,714

	227,507	239,210

Depreciation and amortization expenses for the years ended December 31, 2009, 2010 and 2011 were RMB16,603, RMB20,971 and RMB23,900, respectively.

9.	ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net including those acquired as part of business combinations consisted of the following:

	For the years ended December 31,
	2010				2011
	Gross			Net	Gross			Net
	carrying	Accumulated	Accumulated	carrying	carrying	Accumulated	Accumulated	carrying
	amount	amortization	impairment	amount	amount	amortization	impairment	amount
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Acquired intangible assets with definite lives
Service agreements with universities and high schools	89,235	(15,355)	(29,057)	44,823	89,235	(17,319)	(29,057)	42,859
Operating platforms used to provide online education services	759	(662)	-	97	759	(711)	-	48
Customer base	11,708	(11,708)	-	-	11,708	(11,708)	-	-
Online coursewares	3,623	(3,623)	-	-	3,623	(3,623)	-	-
Partnership with agencies	356	(327)	-	29	356	(339)	-	17
Exclusive Partnership with universities	18,916	(7,882)	-	11,034	20,876	(9,304)	-	11,572
Operational right of private school	4,464	(1,516)	-	2,948	4,464	(1,769)	-	2,695
Partnership with local institutes	2,380	(55)	-	2,325	2,380	(387)	-	1,993
Reacquired right to use trademark	300	(23)	-	277	300	(162)	-	138

Total intangible assets with definite lives	131,741	(41,151)	(29,057)	61,533	133,701	(45,322)	(29,057)	59,322
Acquired intangible assets with indefinite lives
Trade name	4,316	-	-	4,316	4,316	-	-	4,316

Total	136,057	(41,151)	(29,057)	65,849	138,017	(45,322)	(29,057)	63,638

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands, except share-related data)

9.	ACQUIRED INTANGIBLE ASSETS, NET - continued

Amortization expenses were RMB5,237, RMB4,432 and RMB4,171 for the years ended December 31, 2009, 2010 and 2011, respectively. Amortization expenses for the next five years are as follows:

Years ending December 31,	RMB

2012	3,934
2013	3,652
2014	3,499
2015	3,499
2016	3,350

10.	GOODWILL

The changes in the carrying amount of goodwill by operating segments for the years ended December 31, 2010 and 2011 were as follows:

	Year ended December 31, 2010
				International
	Online	Private primary	Online	and elite
	degree	and secondary	tutoring	curriculum
	programs	schools	programs	programs	Total
	RMB	RMB	RMB	RMB	RMB
Gross amount:
Beginning balance	12,860	1,924	20,798	59,801	95,383
Acquired during the year	5,100	-	-	-	5,100

Ending balance	17,960	1,924	20,798	59,801	100,483

Accumulated impairment
Beginning balance	-	(1,924)	-	(55,304)	(57,228)
Charge for the year	-	-	-	-	-

Ending balance	-	(1,924)	-	(55,304)	(57,228)

Goodwill, net	17,960	-	20,798	4,497	43,255

	Year ended December 31, 2011
				International
	Online	Private primary	Online	and elite
	degree	and secondary	tutoring	curriculum
	programs	schools	programs	programs	Total
	RMB	RMB	RMB	RMB	RMB
Gross amount:
Beginning balance	17,960	1,924	20,798	59,801	100,483
Acquired during the year	-	-	-	-	-

Ending balance	17,960	1,924	20,798	59,801	100,483

Accumulated impairment
Beginning balance	-	(1,924)	-	(55,304)	(57,228)
Charge for the year	-	-	-	-	-

Ending balance	-	(1,924)	-	(55,304)	(57,228)

Goodwill, net	17,960	-	20,798	4,497	43,255

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands, except share-related data)

11.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2010	2011
	RMB	RMB

Advances from students	10,979	10,725
Accrued expenses	8,539	8,943
Accrued professional fees	3,523	4,219
Accrued employee payroll and welfare benefits	50,728	59,152
Other payables	9,717	8,941

	83,486	91,980

Advances from students represented amounts received for books and materials, which the Group collected from students on behalf of third party vendors.

12.	OTHER TAXES PAYABLE

Other taxes payable consisted of the following:

	As of December 31,
	2010	2011
	RMB	RMB

Value-added taxes payable	6,232	5,392
Business taxes payable	13,526	15,801
Individual income taxes payable	670	736
Real estate taxes payable	80	41

	20,508	21,970

The Group is also required to withhold PRC individual income taxes on employees' payroll for remittance to the tax authorities.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands, except share-related data)

13.	SHARE OPTION PLAN

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

In March 2007, the Company adopted the Second Amended and Restated Share Option Plan (the "Second Amended Plan"), which replaced the Amended Plan and provided for the grant of non-vested shares as well as options. Under the Second Amended Plan, the Company was permitted to grant options to purchase up to 12,846,621 ordinary shares to the Group's employees, directors and consultants. The minimum option vesting period for any option grants under the Second Amended Plan was three years and acceleration of option vesting was not permitted, unless approved by the Board of Directors.

The terms of the Second Amended Plan did not permit incentive share options to be granted to greater than 10% shareholders unless the exercise price equaled at least 110% of the fair market value.

The Company adopted the equity incentive plan (the "Equity Incentive Plan") in November 2007. The Equity Incentive Plan replaced the Second Amended Plan adopted in March 2007. The Equity Incentive Plan allows the Company to offer a variety of incentive awards to employees and non-employee directors of the Group and any consultant who performs services for the Group. Pursuant to the Equity Incentive Plan, an incentive share option ("ISO") may only be granted to employees and a non-qualified option may be granted to employees, non-employee directors and consultants. No more than 12,846,621 shares may be issued under the Equity Incentive Plan provided, however, that there shall be an annual increase on January 1 of each year in an amount equal to two percent (2%) of the total number of the Company's outstanding shares at December 31 of the preceding calendar year. Under the terms of the Equity Incentive Plan, the exercise price for an ISO shall not be less than 100% of the fair market value per share on the grant date. However, in the case of an ISO awarded to a grantee who at the time of grant owned shares representing more than 10% of the combined voting power of all classes of the Company's share capital (including any equity of any of the Company's Chinese subsidiaries), the exercise price of option may not be less than 110% of the fair market value of the ordinary shares on the date of grant of such ISO and the option period may not be greater than five years from the date of grant. The minimum option vesting period for any option grant is three years and acceleration of vesting is not permitted, unless approved by the Board of Directors.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands, except share-related data)

13.	SHARE OPTION PLAN - continued

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

On August 18, 2010, the Compensation Committee adopted the Second Amended to the Amended Equity Incentive Plan (as amended, the "Second Amended Equity Incentive Plan"). No more than 16,071,593 Shares may be issued under the Second Amended Equity Incentive Plan, provided however that there shall be an annual increase to be added on January 1st each year in an amount equal to two point five percent (2.5%) of the total number of the Company's outstanding shares at December 31 of the preceding calendar year.

All options granted will vest over periods ranging from immediately to four years and any unexercised options will expire ten years from the date of grant. As of December 31, 2010 and 2011, respectively, options to purchase 9,982,604 and 9,974,138 ordinary shares were outstanding, and options to purchase 1,203,562 and 694,475 ordinary shares remained available for future grants.

In order to enhance the Group's ability to retain and motivate its employees, directors and consultants, on May 18, 2009, the Compensation Committee authorized the Company to reprice 1,255,500 "underwater" options exercise price at the fair market value on the approval date. The number of employees affected was 91. This was accounted for as a modification. The total incremental compensation cost resulting from the modification was RMB1,400.

In June 2008, the Company issued 8,344,305 ordinary shares to its depositary bank representing 2,781,435 ADSs, to be issued to employees and non-employees upon the exercise of their vested share options. 565,677, 765,924 and 116,787 ordinary shares out of these 8,344,305 ordinary shares had been delivered to employees upon the exercise of their share options for the years ended December 31, 2009, 2010 and 2011, respectively. 6,589,092 ordinary shares remain in the depositary bank for future issuance, therefore neither are included in the outstanding number of shares as of December 31, 2011 nor included in the computation of basic and diluted EPS.

Options to employees and nonemployees

Through December 31, 2011, the Group had granted to its employees, officers, and directors an accumulated total of 16,420,400 share options to purchase ordinary shares, all of which were exercisable in US$.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands, except share-related data)

13.	SHARE OPTION PLAN - continued

Options to employees and nonemployees-continued

For the share options granted to employees, the Group recorded compensation expense based on the fair value of each option on the date of grant, using the Black-Scholes option pricing model. The Group recorded a total compensation expense of RMB7,410, RMB5,506 and RMB3,445 for the years ended December 31, 2009, 2010 and 2011, respectively.

On January 21, 2008, the Group granted 4,000 share options with an exercise price of US$2.07 per share to two consultants, which vest ratably over 3 years from the date of grant. The Group recorded compensation expense of RMB6, RMB6 and RMB1 for the years ended December 31, 2009, 2010 and 2011, respectively, estimated using the Black-Scholes option pricing model.

The following assumptions were used in the employee and non-employee option pricing model on the date of grant/modification:

	2009	2010	2011

Weighted average volatility rate (1)	49.4%	48.3%	47.6%
Weighted average risk-free interest rate (2)	2.19%	2.59%	1.18%
Weighted average expected option life (years) (3)	5.3	6.0	6.0
Weighted average dividend yield (4)	-	-	-
Weighted average fair value of underlying ordinary share (5)	$0.63	$1.19	$0.84

The following assumptions were used in the employee and non-employee option pricing model:

(1)	Volatility

For options granted prior to 2011, the volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of the Company's ordinary shares and listed shares of comparable companies over a period comparable to the expected term of the options. For options granted since 2011, volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of the Company over the past years.

(2)	Risk-free interest rate

Risk-free interest rate was estimated based on the yield to maturity of treasury bonds of the United States with a maturity period close to the expected term of the options.

(3)	Expected term

As the Company did not have sufficient historical share option exercise experience, it estimated the expected term base on a consideration of factors including contractual term, vesting period and empirical study on exercise behavior of employee share option.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands, except share-related data)

13.	SHARE OPTION PLAN - continued

Options to employees and non-employees - continued

(4)	Dividend yield

The Company assumed a zero dividend yield based on its expected dividend policy over the expected term of the options. The Company anticipates growing its business with internally generated cash and does not expect to pay dividends in the foreseeable future, nor has it paid any dividends to date.

(5)	Fair value of underlying ordinary shares

The closing market price of the Company's ordinary shares as of the grant date was used as the fair value of the underlying ordinary shares on that date.

A summary of the share option activity, including grants to both employees and non-employees, was as follows. The fair value of the ordinary shares, and exercise prices set forth in the tables below are denominated in US$.

	Outstanding options
		Weighted	Weighted average
		average	grant-date
	Number of	exercise	fair value of
	options	price per share	ordinary shares
		US$	US$

Outstanding at January 1, 2010	9,982,604	1.43	1.49
Granted	330,000	1.83	1.83
Exercised	(116,787)	0.79	0.63
Forfeited	(181,667)	2.24	2.26
Expired	(40,012)	0.75	0.07

Outstanding at December 31, 2011	9,974,138	1.44	1.50

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands, except share-related data)

13.	SHARE OPTION PLAN - continued

Options to employees and non-employees - continued

The following table summarizes information regarding options issued within the 12-month period prior to December 31, 2011:

				Fair value of			Intrinsic value
Grant date	No. of shares	Exercise price		ordinary shares			At grant date

November 1, 2011	330,000	US$	1.83	US$	1.83	*	-

*	Determined based on the closing market price of the ADS, each ADS representing three ordinary shares, as quoted on the NASDAQ Global Market on the grant date, divided by three.

The following table summarizes information with respect to employee and non-employee share options outstanding at December 31, 2011:

	Options outstanding				Options exercisable
		Weighted		Weighted		Weighted		Weighted
		average	Weighted	average		average	Weighted	average
	Number	remaining	average	intrinsic	Number	remaining	average	intrinsic
	outstanding	contractual life	exercise price	value	exercisable	contractual life	exercise price	value
			US$	US$			US$	US$
Average exercise price:
US$
0.50	603,000	1.04 years	0.50	1.43	603,000	1.04 years	0.50	1.43
0.86	1,008,300	2.93 years	0.86	1.07	1,008,300	2.93 years	0.86	1.07
1.00	390,000	0.32 years	1.00	0.93	390,000	0.32 years	1.00	0.93
1.09-1.85	6,810,604	4.20 years	1.48	0.45	6,384,004	3.87 years	1.46	0.47
1.86-2.85	1,162,234	7.87 years	2.28	0.00	728,567	7.80 years	2.26	0.00

	9,974,138	4.16 years	1.44	0.54	9,113,871	3.74 years	1.38	0.58

The weighted average intrinsic value in the table above represents the aggregate difference between the Company's closing stock price as of December 31, 2011 and the exercise price for in the money options.

Total intrinsic value of options exercised for the years ended December 31, 2009, 2010 and 2011 was RMB5,301, RMB7,030 and RMB840 respectively.

As of December 31, 2011, there was RMB4,744 unrecognized share-based compensation cost related to share options. Such deferred cost is expected to be recognized over a weighted-average vesting period of 1.58 years. To the extent the actual forfeiture rate is different from the Group's original estimate, the actual share-based compensation cost related to these awards may differ from such estimate.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands, except share-related data)

13.	SHARE OPTION PLAN - continued

Stock Incentive Plan-Restricted Share Units

In September 2010, the Compensation Committee of the Board of Directors of the Company approved a Restricted Share Units ("RSUs") awards program pursuant to the Equity Incentive Plan.

Each RSU represents the contingent right of the participant to receive a share of ordinary share.

An RSU is an agreement to issue stock at the time the award vests with zero exercise price. The fair value of each RSU is measured on the grant date based on the market closing price of the stock on the grant date. Each of the fair value of the restricted share units set forth in the tables below are denominated in US$.

Outstanding restricted share units
	Number of	Weighted average
	restricted	grant date
	share units	fair value
US$

Outstanding at January 1, 2010	-	-
Granted	1,590,000	2.30
Vested	-	-

Outstanding at December 31, 2010	1,590,000	2.30

Granted	-	-
Vested	-	-

Outstanding at December 31, 2011	1,590,000	2.30

The issued RSUs will vest by 50%, 33.3% and 16.7%, respectively, when certain performance target on the Group’s annual gross revenue for years 2013, 2015, and 2016 are achieved. The Group recognizes compensation cost on the RSUs based on the estimated probability of fulfilling the performance target of each year and on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards. The Group recorded total compensation cost of RMB771 and RMB3,037 related to the RSUs for the years ended December 31, 2010 and 2011, respectively. As of December 31, 2011, the estimated stock-based compensation costs to be recognized are RMB6,727 over the next two years.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands, except share-related data)

14.	INCOME TAXES

Cayman Islands

The Company is a tax-exempt entity incorporated in the Cayman Islands.

British Virgin Islands

Under the current BVI law, income from BJ-BCIT and BJ-WITT are not subject to taxation.

PRC

The Group's PRC subsidiaries and VIE and VIE's subsidiaries are generally subject to an enterprise income tax at 25% tax rate pursuant to the Enterprise Income Tax Law (the "EIT" Law).

Under the EIT Law, the Group's PRC entities qualifed as "high and new technology enterprise" ("the HNTE") are entitled to a tax rate of 15%. CMR Web, Hongcheng Liye, Hongcheng Education, Zhongnongda Network, Beiyuda, Gotop Hongcheng, and Dongcai obtained the HNTE status in 2008, and renewed the HNTE status for additional three years in 2011. Hongcheng Technology and Chongda obtained the HNTE status in 2009 and 2010, respectively. Qualifying entities can apply to renew for an additional three years provided their business operations continue to qualify for the HNTE status. The Group believes it is highly likely that its qualifying entities will continue to obtain the renewal in the future.

As HNTEs located in Beijing, Hongcheng Education and Gotop Hongcheng were entitled to a three-year exemption from EIT, followed by a preferential tax rate of 7.5% of the applicable tax rate in the next three years. Hongcheng Education was entitled to the reduced tax rate of 7.5% for the years 2009 and 2010. Gotop Hongcheng was entitled to the reduced tax rate of 7.5% for the years 2009, 2010 and 2011.

Beiyuda obtained the preferential tax rate approval from local tax Bureau and was entitled to the tax-exemption in 2009, followed by a reduced tax rate of 7.5% for 2010.

One of the Group's subsidiaries, Chongda, which qualified as a "software enterprise" under the EIT law was entitled to a preferential tax rate of 12.5% for 2009 and 2010.

The preferential tax rates, which were used to calculate the tax provision based on the Group's interpretation of the EIT Law, are presented in the following table.

PRC entities	2009	2010	2011	2012	2013

CMR Web	15.0%	15.0%	15.0%	15.0%	15.0%
Hongcheng Liye	15.0%	15.0%	15.0%	15.0%	15.0%
Hongcheng Education	7.5%	7.5%	15.0%	15.0%	15.0%
ZhongNongda Network	15.0%	15.0%	15.0%	15.0%	15.0%
Beiyuda	0.0%	7.5%	15.0%	15.0%	15.0%
Gotop Hongcheng	7.5%	7.5%	7.5%	15.0%	15.0%
Hongcheng Technology	15.0%	15.0%	15.0%	15.0%	15.0%
Dongcai	15.0%	15.0%	15.0%	15.0%	15.0%
Chongda	12.5%	12.5%	15.0%	15.0%	15.0%

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands, except share-related data)

14.	INCOME TAXES - continued

PRC - continued

The current and deferred components of the income tax expense appearing in the consolidated statements of operation were as follows:

	For the years ended December 31,
	2009	2010	2011
	RMB	RMB	RMB

Current tax	18,981	17,933	23,078
Deferred tax provision (benefits)	306	(4,600)	(6,034)

	19,287	13,333	17,044

The principal components of the Group's deferred income tax assets and liabilities were as follows:

	As of December 31,
	2010	2011
	RMB	RMB

Current deferred tax assets
Deferred revenues	7,685	12,556

Total current deferred tax assets	7,685	12,556
Less: valuation allowance on deferred tax assets	(2,682)	(6,859)

Total net current deferred tax assets	5,003	5,697

Non-current deferred tax assets
Property and equipment	586	658
Deferred revenues	140	188
Net operating loss carry forwards	7,938	14,203

Total non-current deferred tax assets	8,664	15,049
Less: valuation allowance on deferred tax assets	(5,194)	(6,832)

Total net non-current deferred tax assets	3,470	8,217

Non-current deferred tax liabilities
Property and equipment	91	70
Acquired intangible assets	9,745	9,173

Total deferred tax liabilities	9,836	9,243

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands, except share-related data)

14.	INCOME TAXES - continued

PRC - continued

The Group operates through multiple PRC entities and the valuation allowances are considered separately for each PRC entity, as losses and deferred taxes from one PRC entity cannot be utilized by another entity.

The Group has net operating loss carryforwards of RMB65,241 from its PRC entities for the year ended December 31, 2011 that will expire on various dates between December 31, 2012 and December 31, 2016.

As of December 31, 2011, a valuation allowance of RMB13,691 was provided against deferred tax assets including those related to deferred revenue and net operating loss carryforwards of certain of the Group's PRC entities due to the Group's determination that it is more likely than not that the deferred tax assets related to such entities will not be realized. Adjustments will be made to the valuation allowance if events occur in the future that indicate changes in the amount of deferred tax assets that may be realized.

Reconciliation between total income tax expense and the amount computed by applying the statutory income tax rate to income before income taxes was as follows:

	For the years ended December 31,
	2009	2010	2011
	%	%	%

Statutory rate	25	25	25
Tax holiday and exemptions	(15)	(10)	(18)
Effect on tax rates in different tax jurisdiction	5	3	5
Permanent book-tax differences	3	-	-
Changes in valuation allowance	1	2	8
Increase (decrease) in unrecognized tax benefit	3	(5)	3

Effective tax rates	22	15	23

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands, except share-related data)

14.	INCOME TAXES - continued

PRC - continued

If the tax exemption granted to the Group had not been available, provisions for income tax expense would have increased by RMB12,530, RMB9,257 and RMB10,418 for the years ended December 31, 2009, 2010 and 2011, respectively. The basic net income per share attributable to ChinaEdu Corporation would have been decreased by RMB0.25, RMB0.19 and RMB0.21 for the years ended December 31, 2009, 2010 and 2011, respectively. And the diluted net income per share attributable to ChinaEdu Corporation would have been decreased by RMB0.24, RMB0.18 and RMB0.20 for the years ended December 31, 2009, 2010 and 2011, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefit was as follows:

RMB

Balance at January 1, 2010	7,727
Additions based on tax positions related to the current year	1,317
Additions for tax positions of prior years	-
Reductions for tax positions of current year	(5,473)
Settlement paid in current year	-
Other - interest and penalty	120

Balance at December 31, 2010	3,691
Additions based on tax positions related to the current year	2,062
Additions for tax positions of prior years	-
Reductions for tax positions of current year	-
Settlement paid in current year	-
Other - interest and penalty	336

Balance at December 31, 2011	6,089

One subsidiary of the Group has completed the tax de-registration procedure in 2010, and RMB5,473 unrecognized tax benefit of this subsidiary was reversed in 2010.

The Group recognizes interest and penalty accrued related to unrecognized tax benefits in income tax expenses.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands, except share-related data)

14.	INCOME TAXES - continued

PRC - continued

The Group does not anticipate any significant change on its uncertain tax position within 12 months of December 31, 2011.

Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group’s overall operations, and more specifically, with regard to tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese Income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the New EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties occurs within the PRC. On April 22, 2009, the State Administration of Taxation (the ‘‘SAT’’) issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, which provides certain specific criteria for determining whether the ‘‘de facto management body’’ of a Chinese-controlled offshore-incorporated enterprise is located in China. In addition, on August 3, 2011, the SAT issued a bulletin to make clarification in the areas of resident status determination, post-determination administration, as well as competent tax authorities. The Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes. However, if the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income taxes, at a rate of 25%. If any entity within the Group that is outside the PRC were to be a non-resident for PRC tax purposes, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with the PRC.

As of December 31, 2011, the Company’s subsidiaries located in the PRC recorded aggregate accumulated earning of approximately RMB104,422. Since the Group has decided to reinvest those profits for future development, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Group. Accordingly, no deferred tax liability has been accrued for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Group as of December 31, 2011.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding $15 (RMB100) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The relevant tax authorities of the Group’s subsidiaries have not conducted a tax examination on the PRC entities. In accordance with relevant PRC tax administration laws, tax years from 2006 to 2010 of the Group’s PRC subsidiaries, the VIE and VIE’s subsidiaries remain subject to tax audits as of December 31, 2011, at the tax authorities’ discretion.

Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of carrying amount over tax basis, including those differences attributable to a more than 50% interest in a domestic subsidiary. The Group has not recorded any such deferred tax liability attributable to the financial interest in its VIE because the VIE was in an accumulated loss position as of December 31, 2011.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands, except share-related data)

15.	NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share for the years indicated:

	For the years ended December 31,
	2009	2010	2011
	RMB	RMB	RMB

Net income attributable to ChinaEdu Corporation (numerator)	34,779	39,317	16,821

Shares (denominator):
Weighted average ordinary shares outstanding used in computing basic net income per share	48,844,606	48,004,323	47,453,930
Incremental weighted average ordinary shares from assumed conversions of share option and warrants using treasury stock method:
Employee options (treasury share effect)	3,262,419	3,651,344	2,958,224
Non-employee options (treasury share effect)	331,920	286,528	257,075
Warrants (treasury share effect)	80,738	68,034	-

Weighted average ordinary shares outstanding used in computing diluted net income per share	52,519,683	52,010,229	50,669,229

Net income per share attributable to ChinaEdu Corporation-basic	0.71	0.82	0.35
Net income per share attributable to ChinaEdu Corporation-diluted	0.66	0.76	0.33

Ordinary share equivalents of options and warrants are calculated using the treasury stock method. Under the treasury stock method, the proceeds from the assumed conversion of options and warrants are used to repurchase outstanding ordinary shares using the average fair value for the period.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands, except share-related data)

16.	WARRANTS

Pursuant to the terms of the Series B preferred share agreement dated December 13, 2004, the Company granted warrants to one of its Series B preferred shareholders, Tiger Global Private Investment Partners II, L.P. and Tiger Global II, L.P. (collectively, "Tiger Global"), to purchase up to 1,768,300 ordinary shares. These warrants had an exercise price of US$1.48 per share and were exercisable at any time prior to December 13, 2009. The fair value and the booked value of the warrants were approximately RMB4,719 (US$570) and RMB4,487 (US$542) at the grant date, respectively.

In November 2008, the Company entered into a share repurchase agreement with Tiger Global. The share repurchase agreement stipulated that 1,768,300 warrants held by Tiger Global, which represented the right to purchase an aggregate of 1,768,300 ordinary shares, were cancelled. The Company recorded the first batch of cancelled warrants in November 2008, representing 321,109 underlying ordinary shares, and RMB815 was reclassified to additional paid-in capital account. The Company recorded the second batch of cancelled warrants in January 2009, representing an additional 1,447,191 underlying ordinary shares, and RMB3,672 was reclassified to additional paid-in capital account.

Pursuant to the terms of the Series C preferred share agreement dated July 14, 2005, the Company granted warrants to Series C preferred shareholders to purchase up to 608,108 ordinary shares. The warrants had an exercise price of US$1.85 per share and were exercisable commencing on July 14, 2005 and ending on August 12, 2010. The fair value and the booked value of the warrants were approximately RMB2,459 (US$305) and RMB2,353 (US$292), respectively, at the grant date.

Up to the end of 2009, 121,622 warrants were exercised at US$1.85 to purchase the same number of ordinary shares. The remaining unexercised 486,486 warrants lapsed in August, 2010 with the amount of RMB1,883, which was reclassified to additional paid-in capital account. As of December 31, 2010 and 2011, no warrants were outstanding.

17.	SHARE REPURCHASES

Pursuant to the November 2008 share repurchase agreement with Tiger Global (discussed in Note 16), the Company agreed to purchase from Tiger Global an aggregate of 8,364,634 ordinary shares (2,788,211 ADSs) at US$1.3167 per ordinary share (US$3.95 per ADS), for an aggregate purchase price of RMB75,315 (US$11,014). The agreement also stipulated that all warrants held by Tiger Global, which represented the right to purchase an aggregate of 1,768,300 ordinary shares, would be cancelled. Up to December 31, 2008, the Company has repurchased and cancelled 1,518,949 ordinary shares and 321,109 warrants for an aggregate consideration of RMB13,668 (US$2,000). Subsequent to December 31, 2008, the Company has repurchased and cancelled 6,845,685 ordinary shares and 1,447,191 warrants for an aggregate consideration of RMB61,647 (US$9,014) in January 2009.

In addition, the Company approved a share repurchase plan in 2008. Pursuant to this plan, the Company repurchased an aggregate of 2,183,634 and 983,115 ordinary shares in open market transactions conducted for a cash consideration of RMB20,522 (US$3,002) and RMB14,738 (US$2,159) in 2008 and 2009 respectively. The repurchases were made at an average price of US$1.37 and US$2.20 per ordinary share respectively (US$4.11 per ADS and US$6.6 per ADS respectively).

In April 2010, the Company approved another share repurchase plan to repurchase up to US$3 million of the outstanding ADSs from time to time through May 1, 2012. Pursuant to this plan, the Company repurchased of 852,144 ordinary shares in open market transactions conducted between June and November 2010 for a cash consideration of RMB13,262 (US$1,996), and all the repurchased shares were cancelled. The repurchases were made at an average price of US$2.34 per ordinary share (US$7.03 per ADS). In 2011, the Company repurchased an aggregate of 590,205 ordinary shares in open market transactions conducted between May and December 2011 for a cash consideration of RMB8,243(US$1,274), and all the repurchased shares were cancelled. The repurchases were made at an average price of US$2.16 per ordinary share (US$6.48 per ADS).

In May 2011, the Company approved another share repurchase plan to repurchase up to $10 million of the outstanding ADSs from time to time though May 1, 2013.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands, except share-related data)

18.	MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Group to accrue for these benefits based on certain percentages of the employees' salaries. Total provisions for such employee benefits were RMB23,231, RMB27,543 and RMB35,384 for the years ended December 31, 2009, 2010 and 2011, respectively.

19.	FAIR VALUE MEASUREMENTS

Measured on recurring basis

The Group's financial assets measured at fair value on a recurring basis as of December 31, 2010 and 2011 consists of available-for-sale securities as set out in Note 6 based on level 1 input because the Group used the quoted prices for identical instruments traded in active markets to value the investments.

The following table summarizes the Group’s financial assets measured and recorded at fair value on recurring basis as of December 31, 2010, and 2011, respectively:

	Quoted price in	Significant
	active markets	other	Significant
	for identical	observable	unobservable
	investments	inputs	inputs
	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
As of December 31, 2010
Assets:
Available-for-sale investments	24,469	-	-	24,469
Total assets at fair value	24,469	-	-	24,469
As of December 31, 2011
Assets:
Available-for-sale investments	17,648	-	-	17,648
Total assets at fair value	17,648	-	-	17,648

Measured at fair value on a non-recurring basis

The Group measured fair value of assets and liabilities acquired in business acquisitions using various valuation methods, primarily consisting of the "cost," "income approach—excess earnings" and "with & without" valuation methods. These purchased assets and liabilities are considered Level 3 assets and liabilities because the Group used unobservable inputs, reflecting the Group's assessment of the assumptions that market participants would use in valuing these assets and liabilities (Note 3).

The Group measured the intangible assets at fair value on a nonrecurring basis when the carrying amount of an asset may no longer be recoverable as results of the impairment assessment (Note 9). The fair value was determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection on the discounted future cash flow and the discount rate.

The Group measured the goodwill at fair value on a nonrecurring basis when it is annually evaluated or whenever events or changes in circumstances indicate that carrying amount of a reporting unit exceeds its fair value as a result of the impairment assessments (Note 10). The fair value was determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection on the discounted future cash flow and the discount rate.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands, except share-related data)

20.	COMMITMENTS

(a)	Pursuant to a contract signed between Hongcheng Education and the Fourth Middle School of Anqing for the use of the school's education resources, Hongcheng Education has committed to pay a royalty fee of RMB650 per annum from 2005 to 2007, RMB1,000 per annum from 2008 to 2010, and RMB1,200 per annum from 2011 to 2024. The aggregate fees committed through 2024 were recognized as expenses on a straight-line basis, and the difference between the amount paid and the amount recognized is reported as amount due to related party. For the years ended December 31, 2009, 2010 and 2011, the amounts reported as expenses were RMB1,088 during each periods. The amounts recorded as deferred commitment fees included in accrued expenses and other current liabilities as of December 31, 2010 and 2011 were RMB1,575 and RMB1,463, respectively.

(b)	The Group leases certain office premises under non-cancelable operating leases through 2016. Rent expenses under operating leases for 2009, 2010, and 2011 were RMB10,355, RMB11,031 and RMB14,858 respectively.

Future minimum lease payments under non-cancelable operating leases agreements are as follows:

Years ending December 31	RMB

2012	11,733
2013	7,646
2014	2,062
2015	1,939
2016 and thereafter	3,070

26,450

(c)	As of December 31, 2011, the Group had commitments totaling RMB66,059 for the expansion of the schools in Anqing, Pingdingshan and Jingzhou. As of December 31, 2011, the remaining portion of capital commitment to the Jingzhou School for its expansion was RMB64,752, which included capital commitment for the on-going construction in progress of RMB5,572. Since the construction of Jingzhou School is delayed, the Group is unable to make reasonable estimates regarding the timing of payment of capital commitments for Jingzhou School. The capital commitments for the on-going construction in progress of Anqing and Pingdingshan schools totaling RMB1,307 as of December 31, 2011 are expected to be paid within 2012.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands, except share-related data)

21.	SEGMENT AND GEOGRAPHIC INFORMATION

The Group has been organized with four business segments: online degree programs, online tutoring programs, private primary and secondary schools and international and elite curriculum programs.

The Group's chief operating decision maker is its chief executive officer. Segment information provided to the chief operating decision maker is prepared using US GAAP.

The following sets forth the relevant information for the Group's operating segments:

	As of December 31,
	2010	2011
	RMB	RMB

Assets
Online degree programs	719,448	778,269
Online tutoring programs	55,848	53,859
Private primary and secondary schools	149,805	151,478
International and elite curriculum programs	30,833	39,607
Corporate assets	93,945	82,352

Total assets	1,049,879	1,105,565

Liabilities
Online degree programs	127,962	116,055
Online tutoring programs	46,032	53,531
Private primary and secondary schools	122,771	120,306
International and elite curriculum programs	13,977	34,558
Corporate liabilities	9,673	9,056

Total liabilities	320,415	333,506

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands, except share-related data)

21.	SEGMENT AND GEOGRAPHIC INFORMATION - continued

Segment of net revenue are presented in the following table.

	For the years ended December 31,
	2009	2010	2011
	RMB	RMB	RMB

Net revenue
Online degree programs	285,178	310,005	347,107
Online tutoring programs	19,584	23,669	25,755
Private primary and secondary schools	30,627	41,054	49,653
International and elite curriculum programs	19,317	14,114	13,344

Total net revenue	354,706	388,842	435,859

Cost of revenue
Online degree programs	95,428	101,906	124,242
Online tutoring programs	5,713	6,101	9,107
Private primary and secondary schools	26,109	30,279	36,127
International and elite curriculum programs	11,112	9,416	16,128

Total cost of revenue	138,362	147,702	185,604

Gross profit (loss)
Online degree programs	189,750	208,099	222,865
Online tutoring programs	13,871	17,568	16,648
Private primary and secondary schools	4,518	10,775	13,526
International and elite curriculum programs	8,205	4,698	(2,784)

Total gross profit	216,344	241,140	250,255

The Group does not allocate operating expenses to individual segments when making decisions about allocating resources to such segments and assessing their performance. The Group primarily operates in the PRC. All of the Group's long-lived assets are located in the PRC.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands, except share-related data)

21.	SEGMENT AND GEOGRAPHIC INFORMATION - continued

Net revenue from significant type of services the Group provides was as follows:

	For the years ended December 31,
	2009	2010	2011
	RMB	RMB	RMB

Third parties:
Online degree programs	64,517	78,471	97,284
Online tutoring programs	19,584	23,669	25,755
Private primary and secondary schools	30,627	41,054	49,653
International and elite curriculum programs	19,317	14,114	13,344

	134,045	157,308	186,036

Related parties:
Online education technical services, consulting services and recruiting services	220,661	231,534	249,823

	220,661	231,534	249,823

	354,706	388,842	435,859

The carrying amounts of goodwill and acquired intangible assets by operating segments were as follows:

	As of December 31,
	2010	2011
	RMB	RMB

Acquired intangible assets, net:
Online degree programs	46,498	45,781
Online tutoring programs	4,376	4,350
Private primary and secondary schools	2,948	2,695
International and elite curriculum programs	12,027	10,812

	65,849	63,638

Goodwill:
Online degree programs	17,960	17,960
Online tutoring programs	20,798	20,798
Private primary and secondary schools	-	-
International and elite curriculum programs	4,497	4,497

	43,255	43,255

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands, except share-related data)

22.	RELATED PARTY TRANSACTIONS

The noncontrolling shareholders of a number of the Company's subsidiaries are universities that also purchase online education technical, consulting and recruiting services from the Group. These universities are considered related parties of the Group. Revenue generated from services provided to these universities was as follows:

	For the years ended December 31,
	2009	2010	2011
	RMB	RMB	RMB

Online education technical and consulting services:
Online Education School of Dongbei University of Finance and Economics	42,701	41,757	46,459
Online Education School of Renmin University of China	71,722	63,926	56,758
Online Education School of Chongqing University	34,474	43,815	57,175
Online Education School of China Agricultural University	47,335	48,482	49,068
Online Education School of Beijing Language and Culture University	23,907	29,096	33,531
Online Education School of Central University of Finance and Economics	104	2,309	2,834
Online Education School of Guangxi Radio and TV University	152	319	251
Online Education School of Fujian Radio and TV University	-	1,830	3,747
Asset Management Company of Beijing Forestry University	266	-	-

Total	220,661	231,534	249,823

Deferred revenues associated with services provided to related parties were as follows:

	As of December 31,
	2010	2011
	RMB	RMB

Online Education School of Dongbei University of Finance and Economics	11,497	13,214
Online Education School of Renmin University of China	14,700	14,069
Online Education School of Chongqing University	8,750	12,352
Online Education School of China Agricultural University	10,874	12,927
Online Education School of Beijing Language and Culture University	8,411	12,545
Online Education School of Guangxi Radio and TV University	-	66

	54,232	65,173

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands, except share-related data)

22.	RELATED PARTY TRANSACTIONS - continued

As of December 31, 2010 and 2011, the following balances were due from related parties:

	As of December 31,
	2010	2011
	RMB	RMB

Schools owned by the noncontrolling shareholders of the Company's subsidiaries:
Online Education School of Dongbei University of Finance and Economics (i)	24,543	11,418
Online Education School of Renmin University of China (i)	105,459	98,158
Online Education School of Chongqing University (i)	52,748	87,756
Online Education School of China Agricultural University of China (i)	50,719	22,837
Online Education School of Beijing Language and Culture University (i)	12,738	15,633
Online Education School of Guangxi Radio and TV University (i)	296	296
Online Education School of Fujian Radio and TV University (i)	392	1,918
Equity owners of the Company's subsidiaries:
Wu Jiayong	30	-

	246,925	238,016

(i)	The fees for services provided to the online schools are collected on a periodic basis. The excess amount of revenue recognized over the cash collection is recorded as amounts due from related parties.

All of the amounts due from related parties are unsecured and non-interest bearing. The Group expects the amounts to be received within the next 12 months.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands, except share-related data)

22.	RELATED PARTY TRANSACTIONS - continued

As of December 31, 2010 and 2011, the following balances were due to related parties:

	As of December 31,
	2010	2011
	RMB	RMB

Former owner of an entity consolidated by the Company:
The Fourth Middle School of Anqing (ii)	2,201	1,953
Schools owned by the noncontrolling shareholders of the Company's subsidiaries:
Online Education School of Dongbei University of Finance and Economics (i)	24,535	5,234
Online Education School of Dongbei University of Finance and Economics (iii)	-	4,642
Online Education School of Chongqing University (i)	324	810
Online Education School of Central University of Finance and Economics (i)	351	-
Online Education School of China Agricultural University of China (i)	-	3
Online Education School of Guangxi Radio and TV University (i)	30	6
Online Education School of Fujian Radio and TV University (i)	180	46
Online Education School of Beijing Language and Culture University (i)	616	452
Online Education School of Beijing Language and Culture University (iv)	2,940	-

	31,177	13,146

(i)	The amounts represented cash collected on behalf of the related parties.

(ii)	The amount primarily represents royalty fees to be paid.

(iii)	The amount represents declared dividend not paid as of December 31, 2011.

(iv)	The amount represents declared dividend, which was paid subsequently in 2011.

All the amounts due to related parties are non-interest bearing and unsecured. The Group expects the amounts to be repaid within one year.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands, except share-related data)

23.	STATUTORY RESERVES

PRC legal restrictions permit payments of dividends by the Company's PRC subsidiaries only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Prior to payment of dividends, pursuant to the laws applicable to the PRC's Foreign Investment Enterprises, the Company's subsidiaries, VIE and VIE's subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of each company. These reserves include (i) general reserve, (ii) enterprise expansion reserve, (iii) a staff bonus and welfare reserve, and (iv) development fund. The PRC subsidiaries, VIE and VIE's subsidiaries elected not to make any appropriations to the enterprise expansion reserve and staff bonus and welfare reserve in any of the years presented.

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

For the years ended December 31, 2009, 2010 and 2011, the Company's PRC subsidiaries, VIE and VIE's subsidiaries made appropriations to the general reserves and development fund of RMB4,064, RMB15,931 and RMB7,043 respectively.

24.	RESTRICTED NET ASSETS

The Group's restricted net assets include the paid-in-capital and statutory reserves of the Group's PRC subsidiaries and paid-in-capital of its VIE and VIE's subsidiaries. Relevant PRC statutory laws and regulations restrict the payments of dividends by the Group's PRC subsidiaries and VIE from their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, general reserve (see Note 23) requiring annual appropriations of 10% of after-tax profit and development fund (see Note 23) requiring annual appropriations of 25% of after-tax profit should be set aside prior to the payment of dividends.

As a result of these PRC laws and regulations, the Group's PRC subsidiaries, VIE and VIE's subsidiaries are restricted in their ability to transfer a portion of their net assets to the Group. As of December 31, 2010, and 2011, the amounts of restricted net assets were RMB395,656 and RMB402,699, respectively.

CHINAEDU CORPORATION

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(In thousands, except share-related data)

	As of December 31,
	2010	2011	2011
	RMB	RMB	US$
Assets

Current assets:
Cash and cash equivalents	6,110	744	118
Short-term investments	24,469	17,648	2,804
Prepaid expenses and other current assets	2,055	1,038	165
Amounts due from related parties	62,127	63,664	10,115

Total current assets	94,761	83,094	13,202
Investments in subsidiaries and VIE	511,705	531,511	84,449

Total assets	606,466	614,605	97,651

Liabilities and Equity

Current liabilities:
Accrued expenses and other current liabilities	4,653	4,663	741
Amount due to related parties	1,915	1,931	307

Total current liabilities	6,568	6,594	1,048
Deferred revenue	3,919	3,205	509

Total liabilities	10,487	9,799	1,557

Equity:
Ordinary shares (RMB0.08 (US$0.01) par value;
100,000,000 shares authorized; 54,395,185 shares and
47,689,306 shares issued and outstanding, respectively as of December 31, 2010, 53,804,980 shares and 47,215,888 shares
issued and outstanding, respectively as of December 31, 2011)	4,071	4,041	642
Additional paid-in capital	674,648	673,516	107,011
Accumulated deficits	(60,016)	(43,195)	(6,863)
Accumulated other comprehensive loss	(22,724)	(29,556)	(4,696)

Total equity	595,979	604,806	96,094

Total liabilities and equity	606,466	614,605	97,651

CHINAEDU CORPORATION

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF OPERATIONS

(In thousands, except share-related data)

	For the years ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Operating expenses:
General and administrative (including share-based compensation of RMB7,416, RMB6,283, RMB6,483 for 2009, 2010 and 2011, respectively)	(16,596)	(10,223)	(10,775)	(1,712)

Loss from operations	(16,596)	(10,223)	(10,775)	(1,712)

Other income	1,748	572	547	87
Interest income	830	750	1,176	187
Interest expense	(2)	(5)	-	-
Investment loss	-	-	(201)	(32)
Equity in earnings of subsidiaries and VIE	48,799	48,223	26,074	4,143

Net income	34,779	39,317	16,821	2,673

CHINAEDU CORPORATION

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF SHAREHOLDERS' DEFICIENCY AND COMPREHENSIVE INCOME

(In thousands, except share-related data)

									Accumulated
				Additional					other
	Ordinary shares			paid-in			Accumulated		comprehensive				Comprehensive
	Outstanding Shares	Amount		capital		Warrants	deficits		income (loss)		Total		income (loss)
		RMB		RMB		RMB	RMB		RMB		RMB		RMB

Balance at January 1, 2009	53,038,649		4,573		734,733	5,555		(134,112)		(20,920)		589,829
Repurchase of ordinary shares	(7,828,800)		(536)		(76,098)	-		-		-		(76,634)
Forfeiture of warrants	-		-		3,672	(3,672)		-		-		-
Exercise of share options	565,677		39		4,124	-		-		-		4,163
Amortization of share-based compensation	-		-		7,416	-		-		-		7,416
Foreign currency translation adjustments	-		-		-	-		-		276		276	276
Change in fair value of available-for-sale	-		-		-	-		-		144		144	144
Net income	-		-		-	-		34,779		-		34,779	34,779

Balance at December 31, 2009	47,775,526		4,076		673,847	1,883		(99,333)		(20,500)		559,973	35,199

Repurchase and cancellation of ordinary shares	(852,144)		(57)		(13,411)	-		-		-		(13,468)
Forfeiture of warrants	-		-		1,883	(1,883)		-		-		-
Exercise of share options	765,924		52		6,046	-		-		-		6,098
Amortization of share-based compensation	-		-		6,283	-		-		-		6,283
Foreign currency translation adjustments	-		-		-	-		-		(2,139)		(2,139)	(2,139)
Change in fair value of available-for-sale	-		-		-	-		-		(85)		(85)	(85)
Net income	-		-		-	-		39,317		-		39,317	39,317

Balance at December 31, 2010	47,689,306		4,071		674,648	-		(60,016)		(22,724)		595,979	37,093

Repurchase and cancellation of ordinary shares	(590,205)		(38)		(8,205)	-		-		-		(8,243)
Exercise of share options	116,787		8		590	-		-		-		598
Amortization of share-based compensation	-		-		6,483	-		-		-		6,483
Foreign currency translation adjustments	-		-		-	-		-		(7,019)		(7,019)	(7,019)
Change in fair value of available-for-sale	-		-		-	-		-		187		187	187
Net income	-		-		-	-		16,821		-		16,821	16,821

Balance at December 31, 2011	47,215,888		4,041		673,516	-		(43,195)		(29,556)		604,806	9,989

		US$	642	US$	107,011		US$	(6,863)	US$	(4,696)	US$	96,094

CHINAEDU CORPORATION

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FLOWS

(In thousands, except share-related data)

	For the years ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	34,779	39,317	16,821	2,673
Adjustments to reconcile net income to net cash used in operating activities:
Share based compensation	3,707	2,626	3,459	550
Investment loss	-	-	201	32
Equity in earnings of subsidiaries and VIE	(45,090)	(44,566)	(23,050)	(3,663)
Changes in assets and liabilities:
Prepaid expenses and other current assets	(205)	163	242	38
Amounts due from related parties	9,608	(1,094)	(1,574)	(251)
Accrued expense and other liabilities	57	(1,062)	242	38
Amount due to a related party	(3,522)	85	16	3
Deferred revenue	648	(161)	(546)	(87)

Net cash used in operating activities	(18)	(4,692)	(4,189)	(667)

Cash flows from investing activities:
Investments in subsidiaries and VIE	(34,156)	-	-	-
(Purchase) maturity of term deposits	(27,298)	27,203	-	-
Proceeds from the sale of investment	-	-	8,306	1,320
Purchase of investments	(4,568)	(19,982)	(2,556)	(406)

Net cash (used in) provided by investing activities	(66,022)	7,221	5,750	914

Cash flows from financing activities:
Repurchase and cancellation of ordinary shares	(76,634)	(13,468)	(7,437)	(1,182)
Proceeds from exercise of share options	4,163	6,098	598	95
Prepayment for shares repurchase	-	(735)	(168)	(27)

Net cash used in financing activities	(72,471)	(8,105)	(7,007)	(1,114)

Effect of exchange rate changes	312	(693)	80	14

Net decrease in cash and cash equivalents	(138,199)	(6,269)	(5,366)	(853)
Cash and cash equivalents, beginning of year	150,578	12,379	6,110	971

Cash and cash equivalents, end of year	12,379	6,110	744	118

CHINAEDU CORPORATION

NOTES TO ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

(In thousands, except share-related data)

1.	BASIS FOR PREPARATION

The condensed financial information of the Company has been prepared using the same accounting policies as set out in the Company's consolidated financial statements, except that the Company used the equity method to account for investments in its subsidiaries and VIE.

2.	INVESTMENTS IN SUBSIDIARIES AND VIE

In its consolidated financial statements, the Parent Company consolidates the results of operations and assets and liabilities of its subsidiaries, VIE and VIE's subsidiaries, and inter-company balances and transactions were eliminated upon consolidation. For the purpose of the Parent Company’s stand-alone financial statements, its investments in subsidiaries, VIE and VIE's subsidiaries are reported using the equity method of accounting as a single line item and the Parent Company’s share of income from its subsidiaries, VIE and VIE's subsidiaries are reported as the single line item of equity in losses of subsidiaries and variable interest entity. Ordinarily under the equity method, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this Schedule I, the Parent Company has continued to reflect its share, based on its proportionate interest, of the losses of a subsidiary or VIE regardless of the carrying value of the investment even though the Parent Company is not obligated to provide continuing support or fund losses.

The Parent Company carried the investments in subsidiaries and VIE at RMB511,705 and RMB531,511 as of December 31, 2010 and 2011, respectively. The Parent Company’s share of equity in income in subsidiaries and the VIE recognized for the years ended December 31, 2009, 2010 and 2011 was RMB45,090, RMB44,566 and RMB23,050, respectively.

3.	INCOME TAXES

The Company is a Cayman Islands company, and therefore is not subject to income taxes for all the years presented.

4.	RELATED PARTY TRANSACTIONS

The following represents related party balances as of December 31, 2010 and 2011:

	As of December 31,
	2010	2011
	RMB	RMB
Amounts due from related parties:
Former director-Yang Xueshan (i)	14,840	14,840
Vice President-Xie Changqing (i)	39,360	39,360
CMR (ii)	4,249	4,310
Hongcheng Liye (iii)	2,499	2,499
BJ-BCIT (iv)	196	1,813
Others	983	842

	62,127	63,664

Amount due to related parties:
WITT (v)	1,715	1,647
Others	200	284

	1,915	1,931

(i)	The amounts represent loans to the two nominee shareholders of Hongcheng Education.

(ii)	The amount represents the receivable of profit distribution from a subsidiary company.
(iii)	The amounts represent the service fee paid on behalf of a subsidiary company.

(iv)	The amounts represent the payment of students register fee on behalf of a subsidiary company.
(v)	The amounts represent the expenses paid by a subsidiary company on behalf of the Company.

