Form 20-F
period 2012-12-31
ChinaEdu CORP
filed 2013-04-25
CIK 1411419

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012

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

53,428,219 ordinary shares, par value $0.01 per ordinary share as of December 31, 2012

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “is expected to,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:

•	our anticipated growth strategies;

•	our future business development, results of operations and financial condition;

•	expected changes in our revenues and certain cost and expense items;

•	our ability to increase student enrollments and course fees and expand program, service and product offerings;

•	competition in the language training, test preparation, primary and secondary education, educational content, software and other technology development and online education markets;

•	risks associated with our offering of new educational programs, services and products and the expansion of our geographic reach;

•	risks associated with our existing development projects, including construction delays or cost overruns with respect to our pending campus construction projects and the build out of our learning center network, which may increase project costs, and the failure of the learning centers to perform as expected;

•	the expected increase in expenditures on education in China;

•	PRC laws, regulations and policies relating to private education and providers of private educational services; and

•	general economic, business and other market conditions in the PRC and worldwide, including the ability of the general global economy to recover timely from the current economic downturn.

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

Selected Condensed Consolidated Financial Data

The following selected condensed consolidated statement of operations data for the three years ended December 31, 2010, 2011 and 2012 and selected condensed consolidated balance sheet data as of December 31, 2011 and 2012 have been derived from our audited consolidated financial statements included in this annual report. These consolidated financial statements have been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP Beijing Branch, an independent registered public accounting firm. The selected condensed consolidated statement of operations data for the years ended December 31, 2008 and 2009 and selected consolidated balance sheet data as of December 31, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements, which are not included in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The historical results are not necessarily indicative of results to be expected in any future period. The selected condensed consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects—A. Operating Results” included elsewhere in this annual report.

	Years ended December 31,
	2008	2009	2010	2011	2012	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands, except per share data)
Condensed Consolidated Statement of Operations Data:
Net revenue
Online degree programs	255,388	285,178	310,005	347,107	393,343	63,135
Online tutoring programs	15,436	19,584	23,669	25,755	25,266	4,055
Private primary and secondary schools	19,289	30,627	41,054	49,653	59,937	9,620
International and elite curriculum programs	27,607	19,317	14,114	13,344	9,776	1,569
Net revenue	317,720	354,706	388,842	435,859	488,322	78,379
Cost of revenue	(117,733)	(138,362)	(147,702)	(185,604)	(202,109)	(32,441)
Gross profit	199,987	216,344	241,140	250,255	286,213	45,938
Operating expenses
General and administrative	(86,908)	(82,858)	(84,110)	(93,950)	(100,204)	(16,084)
Selling and marketing	(29,851)	(23,688)	(37,632)	(52,777)	(48,407)	(7,770)
Research and development	(26,185)	(30,385)	(37,358)	(40,589)	(40,512)	(6,503)
Goodwill impairment	(41,036)	—	—	—	—	—
Intangible assets impairment	(29,057)	—	—	—	(5,901)	(947)
Total operating expenses	(213,037)	(136,931)	(159,100)	(187,316)	(195,024)	(31,304)
(Loss) income from operations	(13,050)	79,413	82,040	62,939	91,189	14,634
Interest income	10,652	4,980	5,552	8,843	13,253	2,127
Interest expense	(1,298)	(2)	(5)	—	—	—
Gain on disposal of subsidiaries	—	—	—	—	2,197	353
Gain on consolidation of Hongcheng Xueyuan	—	—	260	—	—	—
Investment income	—	—	1,071	832	1,460	234
Other income	562	1,748	572	1,003	1,376	221
(Loss) income before income tax and equity method investments	(3,134)	86,139	89,490	73,617	109,475	17,569
Income tax provisions (benefits)
Current	11,860	18,981	17,933	23,078	19,939	3,201
Deferred	(8,387)	306	(4,600)	(6,034)	6,488	1,041
Total income tax provisions	3,473	19,287	13,333	17,044	26,427	4,242
Net (loss) income before income from equity method investments	(6,607)	66,852	76,157	56,573	83,048	13,327
Income from equity method investments, net of taxes	—	—	—	—	261	42
Net (loss) income	(6,607)	66,852	76,157	56,573	83,309	13,369
Less: net (loss) income attributable to the noncontrolling interests (1)	36,412	32,073	36,840	39,752	45,338	7,277
Net (loss) income attributable to ChinaEdu Corporation shareholders	(43,019)	34,779	39,317	16,821	37,971	6,092
Net (loss) income per share attributable to ChinaEdu Corporation shareholders—basic	(0.75)	0.71	0.82	0.35	0.80	0.13
Net(loss) income per share attributable to ChinaEdu Corporation shareholders—diluted	(0.75)	0.66	0.76	0.33	0.75	0.12
Net (loss) income per ADS attributable to ChinaEdu Corporation shareholders
Basic—ordinary	(2.25)	2.14	2.46	1.06	2.40	0.39
Diluted—ordinary	(2.25)	1.99	2.27	1.00	2.26	0.36
Weighted average shares used in calculating ordinary basic net (loss)income per share	57,679,504	48,844,606	48,004,323	47,453,930	47,523,375	47,523,375
Weighted average shares used in calculating ordinary diluted net (loss)income per share	57,679,504	52,519,683	52,010,229	50,669,229	50,487,233	50,487,233

	Years ended December 31,
	2008	2009	2010	2011	2012	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Share-based compensation expense included in:
Cost of revenue	474	489	815	522	488	78
General and administrative	4,073	5,982	2,760	2,909	4,176	671
Selling and marketing	506	676	2,248	2,755	3,103	498
Research and development	178	269	460	297	491	79
Total	5,231	7,416	6,283	6,483	8,258	1,326

Amortization of intangible assets acquired through business combination included in:
Cost of revenue	3,956	2,977	2,835	2,357	2,177	349
Selling and marketing	3,250	774	23	138	138	22
Total	7,206	3,751	2,858	2,495	2,315	371

	As of December 31,
	2008	2009	2010	2011	2012	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Condensed Consolidated Balance Sheet Data:
Cash and cash equivalents	353,933	203,143	190,493	273,746	385,922	61,945
Term deposits	63,500	122,304	120,500	98,163	92,028	14,772
Accounts receivable, net	14,854	28,334	35,091	31,478	34,917	5,605
Amounts due from related parties-current	150,472	176,802	246,925	238,016	260,184	41,762
Other current assets	24,237	48,547	68,796	63,070	56,601	9,083
Total current assets	606,996	579,130	661,805	704,473	829,652	133,167
Property and equipment, net	170,544	217,893	227,507	239,210	238,563	38,292
Acquired intangible assets, net	70,377	66,621	65,849	63,638	54,499	8,748
Goodwill	38,155	38,155	43,255	43,255	43,255	6,943
Other long term assets	32,608	34,493	51,463	54,989	76,284	12,246
Total assets	918,680	936,292	1,049,879	1,105,565	1,242,253	199,396
Deferred revenues	96,068	97,853	105,891	125,332	134,175	21,537
Accounts payable	8,530	6,467	11,410	2,239	2,401	385
Accrued expense and other current liabilities	51,629	68,917	83,486	91,980	113,558	18,228
Amounts due to related parties	25,769	25,668	31,177	13,146	35,507	5,699
Income taxes payable and other taxes payable	39,925	49,289	65,120	73,418	76,588	12,293
Total current liabilities	221,921	248,194	297,084	306,115	362,229	58,142
Deferred revenues	6,073	8,075	9,804	12,059	10,654	1,710
Deferred tax liabilities	11,069	10,143	9,836	9,243	13,473	2,163
Unrecognized tax benefit	5,473	7,727	3,691	6,089	8,795	1,412
Total liabilities	244,536	274,139	320,415	333,506	395,151	63,427
Total Net Assets	674,144	662,153	729,464	772,059	847,102	135,969
Total ChinaEdu Corporation shareholders’ equity	589,829	559,973	595,979	604,806	650,191	104,363
Noncontrolling interests(1)	84,315	102,180	133,485	167,253	196,911	31,606
Total equity	674,144	662,153	729,464	772,059	847,102	135,969
Total liabilities and equity	918,680	936,292	1,049,879	1,105,565	1,242,253	199,396

(1) We adopted an authoritative pronouncement on noncontrolling interests in consolidated financial statements on January 1, 2009 and adjusted the financial information for prior years retrospectively.

Exchange Rate Information

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.

	Renminbi per U.S. Dollar Noon Buying Rate
Period	Average [1]	High	Low	Period-End
2008	6.9193	6.7800	7.2946	6.8225
2009	6.8295	6.8176	6.8470	6.8259
2010	6.7603	6.6000	6.8330	6.6000
2011	6.4475	6.2939	6.6364	6.2939
2012	6.3088	6.2221	6.3879	6.2301

Previous Six Months
October 2012	6.2627	6.2372	6.2877	6.2372
November 2012	6.2338	6.2221	6.2454	6.2265
December 2012	6.2328	6.2251	6.2502	6.2301
January 2013	6.2215	6.2134	6.2303	6.2186
February 2013	6.2323	6.2213	6.2438	6.2213
March 2013	6.2154	6.2105	6.2246	6.2108
April 2013 (through April 19)	6.1927	6.1720	6.2078	6.1772

1 Annual averages are calculated by averaging the exchange rates on the last business day of each month. Monthly averages are calculated using the average of the daily rates during the relevant period.

On April 19, 2013, the exchange rate set forth in the H. 10 statistical release of the Federal Reserve Board was RMB6.1772 to $1.00.

We publish our financial statements in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. For all dates and periods through December 31, 2008, conversions of Renminbi into U.S. dollars are based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise indicated, conversions of RMB into U.S. dollars in this annual report are based on the exchange rate, as of December 31, 2012, which was RMB6.2301 to $1.00. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated above, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

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

For fiscal years ended December 31, 2010, 2011 and 2012, approximately 79.7%, 79.6% and 80.5%, respectively, of our net revenue was generated from services provided to online degree programs of Chinese universities. The growth of this business line depends on our ability to attract potential university partners and the ability of these universities to increase student enrollment for their online degree programs. We face many challenges in our online degree program services business, including:

•	our structure for this line of business, in which services are provided to our university partners’ online degree programs by three of our PRC subsidiaries and a PRC-affiliated entity, may be found by PRC regulatory authorities to violate restrictions on entities other than universities from operating online degree programs;

•	the demand for online degree programs depends on the social acceptance and perceived attractiveness of degrees offered by these programs, which may decline due to actual or perceived quality problems at online degree programs and the increased availability of alternatives such as traditional degree programs, on-the-job training and overseas programs;

•	the universities with online degree programs have primary responsibility for these programs and their priorities and objectives may conflict with our own objectives of growing our revenue and profits from servicing these programs; and

•	each of the universities with online degree programs has been approved by China’s Ministry of Education, or the MOE, to operate these programs as part of the MOE’s pilot program for online education and there is no assurance that the MOE will not restrict, suspend or revoke this program in the future or that any of the currently approved universities, including our university partners, will continue to qualify for this program.

A significant factor affecting the results of our online degree program business is the fees that our university partners are required to pay to independent learning centers. The share of tuition revenue that we receive is after the payment of fees to learning centers. As a result, an increase in the portion of tuition fees paid to the learning centers will result in a decrease in the portion of tuition fees that we receive as revenue. In 2012, a majority of our university partners paid fees to independent learning centers in amounts ranging from 31% to 53% of the gross tuition fees received by their online degree programs. For fiscal years ended December 31, 2010, 2011 and 2012, the portion of gross tuition fees that our university partners paid in aggregate to independent learning centers was approximately 40%, 42% and 43%, respectively. There can be no assurance that the amounts payable to independent learning centers, as a portion of gross tuition fees, will not increase.

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

For fiscal years ended December 31, 2010, 2011 and 2012, 58.4%, 55.8% and 53.4%, respectively, of our net revenue was derived from our services to our five largest online degree program customers. Our three largest customers, Chongqing University, Dongbei University of Finance and Economics and China Agricultural University, accounted for 14.4%, 11.2% and 10.1%, respectively, of our net revenue in 2012. These same customers accounted for 13.1%, 10.7% and 11.3%, respectively, of our net revenue in 2011, and 11.3%, 10.7% and 12.5%, respectively, of our net revenue in 2010. We will likely continue to rely on a relatively small number of customers for a significant portion of our revenue for the foreseeable future. If for any reason our revenue from any of our significant customers or other online degree programs were to decline or if we were to lose any of our significant customers, our revenue and results of operations would be materially and adversely affected.

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

In the year ended December 31, 2012, 80.5% of our net revenue was generated by providing services to online degree programs. Our revenue in this segment comes primarily from service fees that are paid by universities and calculated as a percentage of the tuition revenue of the online degree programs that we service, and the tuition charges for these programs are subject to price controls administered by various price control offices under China’s National Development and Reform Commission, or NDRC. Similarly, our revenue from the curriculum programs that we offer to secondary and vocational schools is also directly dependent on the tuition revenue of those schools, and those tuition charges are subject to administrative price controls. The tuition charges of our private primary and secondary schools are also subject to price controls. If the tuition charges upon which our revenue depends, particularly the tuition charges for online degree programs, were to be decreased or if they were not to increase in line with increases in our costs because of the actions of China’s administrative price controls, our revenue and profitability could be materially and adversely affected.

Our international curriculum programs, which include our vocational and English language programs, are heavily regulated, and our ability to conduct business in this area is highly dependent on regulatory policies and our compliance with these policies.

In April 2007, the MOE issued the Circular on Further Regulating Chinese-Foreign Cooperative Education Programs. The circular directs the local education authorities generally to suspend the approval of any new Chinese-foreign cooperative vocational education programs until the end of 2008, and there is no new policy currently promulgated to revoke the suspension. To ensure the quality of the Chinese-foreign cooperative education programs, the circular emphasizes the regulatory supervision of these programs and advises local education authorities to closely supervise and monitor existing programs, especially with respect to recruiting materials, advertisements, and issuance of degrees and diplomas, and directs them to report and remedy any non-compliance by existing programs of the applicable regulations. As a result of this circular, our British Columbia Institute of Technology, or BCIT, program has not been able to enter into any contract with new schools for the program and we do not expect it will in the near future. Although the circular only discusses the suspension of approvals through the end of 2008, we cannot assure you that our BCIT program will be able to enter into any contract with new schools in 2013 or at any time after that.

In addition, in recent years our English language curriculum program, or FEC program, has faced challenges obtaining certain regulatory approvals. In August 2004, the MOE promulgated the Announcement regarding Re-Approval of Chinese-Foreign Cooperative Educational Institutions and Programs, or the Re-Approval Announcement, which requires Chinese-foreign cooperative educational institutions and programs that were established before July 1, 2004 (the effective date of the Re-Approval Announcement) to be re-approved by the MOE. Since not all of our contracted schools obtained re-approval from the MOE, as a result, in 2008 we mutually terminated our agreement with the Western Institute of Technology at Taranki, or WITT, a post-secondary education institution based in New Zealand that offers English language programs for overseas students, to serve as the exclusive service provider for all of WITT’s English language programs within China until September 2020. We cannot assure you that any, or all, of the FEC contracted schools will continue to work with us in the future, and our partner schools may face challenges obtaining re-approvals for replacing WITT with other overseas education institutions with whom we may partner. Therefore, we do not plan to enter into new cooperative agreements such as these in the near future.

As a result of these developments, we incurred an intangible assets impairment charge of RMB5.9 million related to the international curriculum program segment during the year ended December 31, 2012. We incurred a goodwill impairment charge of RMB16.2 million related to the international curriculum programs segment during the year ended December 31, 2007 and an impairment charge of RMB68.2 million during the year ended December 31, 2008, of which RMB39.1 million was related to goodwill impairment and RMB29.1 million was related to intangible assets impairment.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012 and has concluded that our internal control over financial reporting was effective as of December 31, 2012. See “Item 15. Controls and Procedures.” Nevertheless, we cannot assure you that these measures will continue to be effective and that any significant deficiencies and material weakness in our internal control over financial reporting will not be identified in the future. Moreover, if we fail to maintain the adequacy of our internal control, we may not be able to conclude that we have effective internal control over financial reporting. Even if we do conclude that our internal control over financial reporting is effective, our independent registered public accounting firm may still issue an adverse opinion if it is not satisfied with our internal control. Furthermore, effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important to help us to manage the company effectively and prevent fraud. As a result, our failure to maintain effective internal control over financial reporting could result in a loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs.

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

We currently serve 27 universities out of the 67 universities that have been approved to offer online degree programs in China. In addition we also serve Guangxi Radio and TV University, or GRTU, and Fujian Radio and TV University, or FRTU, which are subsidiaries of China Central Radio and TV University, a distance learning facility that has been approved to offer online degree programs in China. We have either established collaborative alliances or entered into service agreements with these 28 universities, and our revenue from these universities depends on the total tuition generated by their programs. The online degree programs of these universities must compete with the online degree programs of the other universities approved to offer online degree programs, as well as other education and training programs that compete for student enrollment. Our learning center network also faces competition from other third-party learning centers in their efforts to attract student enrollments. While we are trying to enter into agreements with additional universities with respect to their online degree programs, we face competition from other service providers and may not succeed in our efforts.

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

There are also many new entrants seeking to participate in the education sector in China, including for-profit and not-for-profit educational institutions from overseas that are attracted by the education market in China. Although restrictive regulation of the education sector in China may have limited our competition in the past, any deregulation of this industry, or easing of restrictions on foreign participants, could increase the competition we face in one or more lines of our business.

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

In February 2007, we received provisional approval from the MOE to operate ten learning centers in the provinces of Beijing, Shanghai, and Jiangsu and Zhejiang for a trial period of up to 18 months. Although this provisional approval has since expired, the MOE has not ordered us to terminate operations at our learning centers, although no assurance can be given that the MOE will not do so. To date, we have established 122 learning centers, of which 54 are proprietary centers and 68 are contracted centers.

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

We are required to obtain and maintain various licenses and permits and fulfill registration and filing requirements in order to conduct and operate our offline tutoring training business. For instance, to establish and operate a school to provide offline tutoring and training services, we are required to obtain a private training school operating permit and to make necessary filings with the MOE and the Ministry of Civil Affairs or their local bureaus. In November 2010, we obtained an operating permit to offer offline tutoring and training services in XiCheng District, Beijing, China. In the future, if we expect to launch similar services in other areas in Beijing or other cities, the required operating permits must be obtained from local government authorities. Although we have not been subject to any material fines or other penalties in relation to any non-compliance of licensing requirements, we may be subject to fines, confiscation of the gains derived from our noncompliant operations or the suspension of our noncompliant operations, which may materially and adversely affect our business and results of operations.

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

Any acquisition may require a significant commitment of management time, capital investment and other resources. For example, our entry into the private primary and secondary school business, which includes our Anqing Foreign Language School, or the Anqing School, Pingdingshan Wellent Bilingual School, or the Pingdingshan School and Jingzhou School (Southern Campus), has required us to invest significant amounts for the acquisition of the rights to operate these schools and for expanding facilities and upgrading the services offered by these schools. In 2010, we completed the construction of a new campus at the Anqing School and our capital expenditures in Anqing School totaled RMB3.2 million for the year ended December 31, 2012. We anticipate that the additional capital expenditures associated with the contracted commitment at the Anqing School will be approximately RMB1.1 million in 2013. In 2009, we constructed a new building and made related facility improvements for Pingdingshan School. Our capital expenditures in connection with such construction and facility improvements totaled RMB0.02 million for the year ended December 31, 2012. We anticipate that the additional capital expenditures associated with the contracted commitment at the Pingdingshan School will be approximately RMB0.2 million in 2013.

In the case of the Jingzhou School (Southern Campus), we initially planned to complete construction of a new campus by the fall 2006 recruiting season. Because of ongoing delays and the uncertainty as to when these delays will be resolved, we had outstanding capital commitments of approximately RMB64.8 million as of December 31, 2012 associated with Jingzhou School (Southern Campus). Delays in construction of the new campus at Jingzhou School (Southern Campus) have adversely affected the expected return on this investment, and we cannot assure you that we will be able to begin construction in the near future, or at all.

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

Most university online degree programs require students to pre-pay for a set number of courses at the outset of their enrollment. However, these students may not enroll in all of these courses in the same period for which they have prepaid tuition. We receive service fees from each university for technology and support services that we render to our university partners during a given semester to support their online degree programs. Our contracts are typically structured so that our service fees are based upon the cash tuition receipts of the university during a given semester. To the extent students request that the universities refund any unused prepaid tuition, our revenue could be adversely affected because the universities are entitled to deduct these refunds from the cash receipts upon which our fees are based. In 2012, the average refund rate, which was refund expressed as a percentage of cash receipts, of the majority of the university online degree programs that we serve was approximately 0.4%. Increases in this rate could increase our revenue volatility and adversely affect the profitability of our services.

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

Notwithstanding certain restructuring activities and the acquisition of 100% of the equity interest in Gotop Electronic, the entity that provides our online tutoring services and the ICP services related to such online tutoring services, our initial 80% equity interest in Gotop Electronic was originally acquired in 2005 through a separate subsidiary, Hongcheng Liye. That acquisition required approvals from the MII, the MOE and the MOFCOM, and these approvals were not obtained. Although in 2007, the 80% equity interest held by Hongcheng Liye was transferred to Xiandai Technology, and we acquired the remaining 20% equity interest in Gotop Electronic in 2008 through our affiliated entity, Hongcheng Education, any challenge by the PRC government to our initial acquisition or the imposition of sanctions against us for our activities before the restructuring could adversely affect our results of operations. In 2012, our online tutoring business accounted for 5.2% of our net revenue. There is no assurance that we will not be sanctioned for our non-compliance before these corrective measures were taken. These sanctions can range from monetary fines and penalties to suspension of our licenses or services that we provide to our customers.

Certain of our PRC subsidiaries, PRC-affiliated entity and customers may face regulatory challenges, including fines and other sanctions, as a result of their failure to comply with certain licensing and regulatory approval requirements.

When Gotop Electronic, a subsidiary of Xiandai Technology that holds the ICP license for our online tutoring business, was approved by relevant PRC authorities to engage in the ICP business, its registered capital did not meet the minimum requirement specified under PRC law for ICP license holders. We have since increased the registered capital of Gotop Electronic to satisfy this requirement. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Internet Information Services.” In addition, one of our PRC subsidiaries, Gotop Hongcheng, was previously engaged in the sale of products and services for our online tutoring programs which exceeded the scope of their business licenses. We have subsequently transferred the sales activities to third-party distributors and our sales centers which have the required business licenses. There is no assurance that we will not be sanctioned for our non-compliance before these corrective measures were taken. These sanctions can range from monetary fines and penalties to suspension of our licenses or services that we provide to our customers.

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

The enforcement of the equity pledge agreement between Hongcheng Technology and shareholders of Hongcheng Education may be limited by PRC laws and regulations.

Under the equity pledge agreement, the shareholders of the PRC-affiliated entity Hongcheng Education pledged their equity interests in the Hongcheng Education to Hongcheng Technology, our PRC subsidiary to secure the performances of their obligations under all the VIE contractual arrangements. The equity pledges of Hongcheng Education under the equity pledge agreement have been registered with the relevant local branch of the State Administration for Industry and Commerce. However, in the registration forms of the local branch of State Administration for Industry and Commerce for the pledges over the equity interests under the equity pledge agreements, the debt secured under the equity pledge agreement was stated as RMB39.2 million and RMB15.0 million respectively, which in aggregate represent 100% of the registered capital of Hongcheng Education. The equity pledge agreements with Hongcheng Education’s shareholder provide that the pledged equity interest shall constitute continuing security for any and all of the indebtedness, obligations and liabilities under all all the VIE contractual arrangements, and the scope of pledge shall not be limited by the amount listed on the equity pledge registration forms. However, it is possible that a PRC court may take the position that the amount listed on the equity pledge registration forms represents the full amount secured that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the equity pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court as unsecured debt, which takes last priority among creditors and often does not have to be paid back at all. We do not have agreements that pledge the assets of Hongcheng Education and its subsidiaries for the benefit of us or our wholly owned subsidiaries.

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

Our Pingdingshan School is a school that requires “reasonable returns”. Our Anqing School was established as a school requiring “reasonable returns.” But, we had changed the status of the Anqing School to a school that does not require “reasonable returns.”

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

If we lose control over controlling non-tangible assets of our VIE and its subsidiaries, including their chops, seals and business licenses or non-corporate entity registration certificates, our business and operations could be materially and adversely affected.

Our VIE and its subsidiaries have certain controlling non-tangible assets, such as chops, seals and their business licenses (for our VIE and its subsidiaries) or non-corporate entity registration certificates (for our VIE’s private schools), for entering into contracts, dealing with banks or taking certain official actions including registering any change to the composition of the board or senior management team with relevant PRC authorities.

Under the PRC law, legal documents for various transactions, including government filings, agreements and contracts, are executed using chops or seals of the signing entity or with the signature of the legal representative whose designation is registered and filed with the relevant industry and commerce administration authorities. We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents. Our VIE and its subsidiaries have four types of chops and seals: the entity chop, the contract chop, the legal representative seal and the finance chop. The entity chop is generally used for documents to be submitted to government agencies, such as applications for changing business scope, directors or entity name, and for other legal letters. The contract chop isused for executing leases and commercial contracts, including service contracts with our students. The legal reprehensive seal is normally used for issuing checks. The finance chop is generally used for making and collecting payments, including, but not limited to issuing invoices. Our VIE’s and its subsidiaries’ business licenses and the schools’ non-corporate entity registration certificates are required to be presented for (i) annual inspection by the industry and commerce administration authorities or the civil affairs administration authorities, as applicable, in order to maintain valid existence; (ii) application, registration and modification of other licenses and qualifications; (iii) opening bank accounts and (iv) purchase of real properties or motor vehicles.

Under the internal policies adopted by us for our VIE and its subsidiaries, the use of chops and seals must be approved by specifically designated managers before the custodians of these assets may affix the chops and seals to legal documents for approved uses. Hongcheng Technology’s prior written approval is required before the business licenses of our VIE and its subsidiaries or the schools’ non-corporate entity registration certificates can be taken offsite.

Similar to the other aspects of our VIE’s business operations, we control our VIE’s and its subsidiaries’ controlling non-tangible assets through our control over our VIE and its subsidiaries, which in turn is based on our contractual arrangements with our VIE and its shareholders, rather than through direct ownership. As one of the measures to maintain the control over local subsidiaries of our VIE, we appoint the legal representatives and the senior management team for each of our VIE’s subsidiaries. To maintain the control over their chops and seals and business licenses or non-corporate entity registration certificates, we also appoint the designated manager normally one of the top-ranking managers in each of our VIE’s subsidiaries, who approves the use of these assets, and appoints custodians of these assets. To maintain their physical security, we require all chops, seals, business licenses and non-corporate entity registration certificates to be stored in secured locations accessible only to the designated custodians.

Although we believe we have maintained effective control over our controlling non-tangible assets through the procedure and measures described above, these procedures and measures may not be sufficient to prevent all instances of abuse or unauthorized actions. If we fail to maintain effective control over these controlling non-tangible assets for any reason, or if any of these controlling non-tangible assets were misused or misappropriated by the authorized users, whether as a result of labor disputes or other disputes, such persons’ malfeasance or another reason, these controlling non-tangible assets may be used to (i) transfer assets of the affected entities without our approval, (ii) bind the affected entities with obligations against our interest which we would be forced to fulfill, (iii) obstruct the affected entities’ cash flow and financing, or (iv) prevent the affected entities from completing the required annual inspection or other administrative procedures, which will resulting the loss of such entities’ valid existence. If the legal representative or person designated with the responsibility to control the non-tangible assets of a local entity of our VIE misuses or misappropriates the controlling intangible assets in any manner, or otherwise acts against our instruction in an effort to seize control over such entity, we would need to have a shareholder or board resolution to designate a new legal representative and to take legal actions to seek the return of these assets, apply to the relevant authorities for new chops, seals, business licenses and corporate entity registration certificates, or otherwise seek legal remedies against such person, which may be time-consuming and may not be sufficient or timely to remedy all the harms caused. During any period in which we lose effective control of the activities as a result of such loss of control over or misuse or misappropriation of these non-tangible assets, the business activities of the affected entity may be severely disrupted and we could lose the economic benefits of that aspect of our VIE’s business, which may materially and adversely affect our overall business operations, our financial position and results of operations.

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

Under the Enterprise Income Tax Law, or the EIT Law, enterprises established under the laws of non-PRC jurisdictions but whose “de facto management” body is located in the PRC, may be treated as “resident enterprises” for PRC tax purposes. The EIT Law’s implementing rules define “de facto management” as having substantial and overall management and control over the production and operations, personnel, accounting, and properties of the enterprise. The only detailed guidance currently available for the definition of “de facto management body” as well as the determination of offshore incorporated PRC tax resident and its administration are set forth in two notices issued by the PRC State Administration of Taxation, or the SAT notices, which provide guidance on the administration as well as determination of the tax residency of Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC company or PRC corporate group as its primary controlling shareholder. Based on our analysis of the current facts, we believe that we and our overseas subsidiaries should not be treated as “resident enterprises” for PRC tax purposes. It remains unclear, however, as to how tax authorities will determine tax residency based on the facts of each case. For the year ended December 31, 2012, our calculation of income taxes generally reflects our status as a non-China tax resident company. If the PRC governmental authorities hold that we and our overseas subsidiaries should be treated as a resident enterprise for PRC tax purposes, our worldwide income will be subject to PRC income tax at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations, although dividends distributed from our PRC subsidiaries to us could be exempt from PRC dividend withholding tax, since such income is exempted under the new EIT Law to a PRC resident recipient.

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

Substantially all of our assets are located in China and all of our revenue is derived from our operations in China. Accordingly, our business, financial condition, results of operations and prospects are subject, to a significant extent, to economic, political and social developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, and control of foreign exchange and allocation of resources. While the Chinese economy has experienced significant growth over the past three decades, growth has been uneven, both geographically and among various sectors of the economy.

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

The Chinese economy has been experiencing significant growth, leading to inflation and increased costs. According to the National Bureau of Statistics of China, the annual average percent change in the consumer price index in China was an increase of 2.6% in 2012. China’s overall economy and the various costs in the PRC are expected to continue to grow. Although we were not materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments in RMB, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China. Continuing increases in China’s inflation and material increases in various costs may diminish our competitive advantage, our profitability and results of operations could be materially and adversely affected.

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

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to our PRC subsidiaries and variable interest entity or making additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries and variable interest entity.  We may make loans to our PRC subsidiaries and variable interest entity, or we may make additional capital contributions to our PRC subsidiaries.  Any loans to our PRC subsidiaries are subject to PRC regulations and foreign exchange loan registrations.  For example, loans by us to Hongcheng Technology to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE.  We may also decide to finance Hongcheng Technology by means of capital contributions.  These capital contributions must be approved by the PRC Ministry of Commerce or its local counterpart.  Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to our variable interest entity, a PRC domestic company.  Meanwhile, we are not likely to finance the activities of our variable interest entity by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in the surveying and mapping business or value-added telecommunication services, including but not limited to internet content services, as well as licensing and other regulatory issues.

Pursuant to a SAFE Circular 142 promulgated by SAFE, the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC.  In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company.  The use of such RMB capital may not be altered without SAFE's approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used.  Violations of SAFE Circular 142 could result in severe monetary or other penalties. In addition, SAFE promulgated a circular on November 19, 2010, or Circular 59, which requires the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents. Furthermore, it has recently come to our attention that SAFE issued an internal guideline to its local counterparts, referred to as Circular 45, in November 2011. Circular 45 has never been formally announced by SAFE to the public or posted on SAFE’s website. Based on the version of Circular 45 made publicly available by certain local governmental authorities on their websites, we understand that Circular 45 requires SAFE’s local counterparts to strengthen the control imposed by Circulars 142 and 59 over the conversion of a foreign-invested company’s capital contributed in foreign currency into RMB. Circular 45 stipulates that a foreign-invested company’s RMB funds, if converted from such company’s capital contributed in foreign currency, may not be used by such company to (i) extend loans (in the form of entrusted loans), (ii) repay borrowings between enterprises, or (iii) repay bank loans it has obtained and on-lent to third parties.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circulars 142, 59 and 45, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or variable interest entity or with respect to future capital contributions by us to our PRC subsidiaries.  If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

The fluctuation of the Renminbi may materially and adversely affect your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. Since July 2005, the Renminbi is no longer pegged solely to the U.S. dollar. Instead, its value is measured against a basket of currencies, determined by the People’s Bank of China. For example, on August 26, 2008, the Renminbi appreciated against the U.S. dollar to approximately RMB6.78 to US$1.00, representing an upward revaluation of 0.99% of the Renminbi against the U.S. dollar, as compared to the exchange rate on the previous day. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the future. As of April 19, 2013, the Renminbi per U.S. dollar exchange rate was RMB6.1772 to US$1.00. Fluctuations in the exchange rate will also affect the relative value of any dividend we may issue, and earnings from and the value of any U.S. dollar-denominated investments we make in the future.

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

Public shareholders of China-based, U.S.-listed companies and other market participants may no longer have access to a wide array of corporate records of such listed companies’ PRC entities filed with industry and commerce administration authorities in China. Loss of, or limit in, the access to such information may adversely affect overall investor confidence in China-based, U.S.-listed companies’ reported results or other disclosures, including those of our company, and may cause the trading price of our ADSs to decline.

All PRC corporate entities, including our subsidiaries, our VIE and its subsidiaries, maintain corporate records and filings with industry and commerce administration authorities in the cities where such PRC entities are registered. Information contained in such corporate records and filings includes, among others, business address, registered capital, business scope, articles of association, equity interest holders, legal representative, changes to the above information, annual financial reports, matters relating to termination or dissolution, information relating to penalties imposed, and annual inspection records.

There have been regulations promulgated by various government authorities in China that govern the public access to corporate records and filings. Under the Measures for Accessing Corporate Records and Filings promulgated on December 16, 1996 by the SAIC, or the SAIC measures, a wide range of basic corporate records, except for such restricted information as business results and financial reports, can be inspected by the public without restrictions. Under these SAIC measures, a company’s restricted information can only be inspected by authorized government officers and officials from judicial authorities or lawyers involved in pending litigation relating to such company and with court-issued proof of such litigation. In practice, local industry and commerce administration authorities in different cities have adopted various regional regulations which impose more stringent restrictions than the SAIC measures by expanding the scope of restricted information that the public cannot freely access. Many local industry and commerce administration authorities only allow unrestricted public access to such basic corporate information as name, legal representative, registered capital and business scope of a company. Under these local regulations, access to the other corporate records and filings (many of which are not restricted information under the SAIC measures) is only granted to authorized government officers and officials from judicial authorities or lawyers involved in pending litigation relating to such company and with court-issued proof of such litigation.

However, neither the SAIC nor the local industry and commerce administration authorities were reported to have strictly implemented the restrictions under either the SAIC measures or the various regional regulations before early 2012. As a result, before early 2012, the public, including public shareholders of China-based, U.S.-listed companies and other market participants, such as lawyers and research firms, were reported to be able to access all or most corporate records and filings of these listed companies’ PRC entities maintained with the industry and commerce administration authorities. Such records and filings were reported to have formed important components of researches on certain China-based, U.S.-listed companies, which researches claimed to have uncovered wrongdoings and fraud committed by these companies on the basis of (i) the disparities found between the listed companies’ reported results and their PRC entities’ financial reports filed with industry and commerce administration authorities, and (ii) information on material changes of the PRC entities, such as transfers of equity interests of significant PRC subsidiaries, that were filed with the industry and commerce administration authorities but not properly disclosed by such listed companies as required under the U.S. securities law and the SEC’s disclosure requirements. The significant disparities found between (i) certain China-based, U.S.-listed companies’ reported results and other disclosure and (ii) their PRC entities’ financial reports and other records filed with industry and commerce administration authorities were also reported to have formed the basis of several class actions against such listed companies in the United States.

It was reported that, since the first half of 2012, local industry and commerce administration authorities in a number of cities in China had started strictly implementing the above restrictions and had significantly curtailed public access to corporate records and filings. There have also been reports saying that only the limited scope of basic corporate records and filings are still accessible by the public, and much of the previously publically accessible information, such as financial reports and changes to equity interests, now can only be accessed by the parties specified in, and in strict accordance with the restrictions under, the various regional regulations. Such reported limitation on the public access to corporate records and filings and the resulting concerns over the loss of, or limit in, an otherwise available source of information to verify and evaluate the soundness of China-based, U.S.-listed companies’ business operations in China may have a significant adverse effect on the overall investor confidence in China-based, U.S.-listed companies’ reported results or other disclosures, including those of our company, and may cause the trading price of our ADSs to decline.

We face risks related to health epidemics and other outbreaks that could result in school closures or other similar disruptions, which could adversely impact our revenue and results of operations.

Our business could be adversely affected by an outbreak of a contagious disease, such as the H5N1 strain of avian flu, H7N9 avian flu, the H1N1 strain of swine flu or Severe Acute Respiratory Syndrome, or SARS. During the spring of 2003, China experienced an outbreak of SARS that resulted in the closure of schools, Internet cafes, and many office buildings and caused a general slowdown of business activity and the economy. China also reported a number of cases of SARS in April 2004. There have also been recently reported cases of swine flu in China and there are concerns that a pandemic could develop rapidly if the swine flu spreads broadly in China. A reoccurrence of the SARS epidemic or the occurrence of another epidemic or outbreak could adversely affect the demand for our products and services or our ability to market and service our customers and could require the closure of our private primary and secondary schools. Our business operations could be disrupted if any of our employees is suspected of having SARS, the avian flu, the swine flu or other contagious diseases, which would require that a certain number of our employees be quarantined and/or our offices be disinfected. In addition, our results of operations could be adversely affected to the extent that an outbreak of SARS, the avian flu or other contagious diseases harms the Chinese economy in general.

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

We believe that our current cash and cash equivalents, term deposits and anticipated cash flows from operations will be sufficient to meet our presently anticipated cash needs through the end of fiscal year 2013. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We have no current plans to undertake or secure any such equity or debt financing, and we can provide no assurance that any such financing would be available in amounts or on terms acceptable to us, if at all.

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

We are a leading educational services provider in China, incorporated as an exempted limited liability company in the Cayman Islands. Established in 1999, our primary business is to provide comprehensive services to the online degree programs of leading Chinese universities. These services include academic program development, technology services, enrollment marketing, recruiting, student support services and finance operations. Our other lines of businesses include online tutoring services, the operation of private primary and secondary schools, and marketing and support for international and elite curriculum programs. We believe we are the largest comprehensive service provider to online degree programs in China in terms of the number of higher education institutions that we serve and the number of students enrolled in the online degree programs that we serve.

We currently provide technical, recruiting and other services to 27 universities with online degree programs and provide services and support to 11 additional universities that are awaiting regulatory approval to launch their online programs. Of these 38 universities, 13 of them have entered into collaborative alliances with us, ranging from 15 to 50 years in length. Eight of them have entered into technology service agreements with us, ranging from three to twenty years in length. We also perform recruiting services through our nationwide learning center network for 23 universities, including six with which we have either established collaborative alliances or entered into technology service agreements. As of December 31, 2012, there were approximately 400,000 revenue students in the online degree programs that we serve. A revenue student is counted when a student makes a payment in the semester except for the Online Education School of Renmin University of China where a revenue student is counted when the student makes payment and selects a credit course starting from the 2012 spring semester. These online degree programs are marketed under the brand names of these leading Chinese universities, which allow us to benefit from the significant brand equity that these higher education institutions have established.

Our business has experienced significant growth since its inception in 1999. This growth has been driven by the increased number of universities that we serve, the increased enrollment of the online degree programs of our university partners and our expansion into other education-related lines of business. We generate our revenue from service fees and tuition payments derived from students who are enrolled in, or served by, our businesses. In addition to our online degree services, we also provide online tutoring, operate private primary and secondary schools and international and elite curriculum services. As of December 31, 2012, we provided services to online degree programs that had an aggregate of approximately 400,000 revenue students, and we served approximately 50,900 revenue students in our other businesses. Our net revenue increased from RMB388.8 million in 2010 to RMB435.9 million in 2011 and further to RMB488.3 million ($78.4 million) in 2012, representing a compound annual growth rate, or CAGR, of 12.1%. Net revenue from our online degree programs contributed 79.7%, 79.6% and 80.5%of our total net revenue for 2010, 2011 and 2012, respectively.

We generated RMB82.0 million in income from operations in 2010, which further increased to RMB62.9 million in 2011 and to RMB91.2 million ($14.6 million) in 2012. Our net income attributable to ChinaEdu Corporation shareholders increased from RMB39.3 million in 2010 to RMB16.8 million in 2011 and further to RMB38.0 million ($6.1million) in 2012.

Our Strengths

We believe that we possess the following competitive strengths:

•	Market leadership and proven track record. We are one of the market leaders in the education services market in China due to our early mover advantage, proven track record and delivery of innovative services that are in high demand. We believe we are the leading company in China providing comprehensive services and technological and operational support to Chinese universities with online degree programs, both in terms of the number of higher education institutions that we serve and the number of students enrolled in the online degree programs that we serve. Our experienced management team, established technology platform and capabilities, operational expertise and content portfolio allow us to effectively attract and retain customers as well as identify new opportunities in the private education market.

•	Substantial knowledge of our customers and the Chinese education market. Through our 13-year operating history, early efforts to develop an online technology platform and comprehensive service offering for Chinese universities, we have acquired substantial knowledge of the Chinese education market and the needs of its consumers. As we have expanded our service offerings, we are able to take advantage of our market knowledge to address additional areas in which we believe we can leverage our experience, processes and technology to meet the needs of the market. As a result, we have expanded our business to include an online tutoring platform, the operation of private primary and secondary schools and the distribution and support of international and elite curriculum.

•	Provider of premier services for online degree programs. We believe our products are positioned as attractive choices for both academic institutions and students. We have provided comprehensive services and support to universities for their online degree programs since 1999. Our service model and technology platform have proven to be successful, as demonstrated by our leading position in terms of number of institutions served. In addition, we have developed a wide array of proprietary courseware, from which we have tailored approximately 2,100 courses for our university partners based on their individual requirements. Many of these courses can be used as a base from which we can develop similar courses for new university partners, thus enabling us to benefit from economies of scale. We use this service model with our reliable technology platforms, comprehensive library of courseware and operational and marketing expertise to help universities achieve their academic and financial goals.

•	Experienced management team with proven track record. We have an experienced management team with an average of over 14 years of experience in either the education services industry or the online services industry. We have recruited and retained strong leaders with proven skills to serve in key positions within our management team, and our team members collectively possess substantial experience in education, technology, marketing and finance.

•	After school online tutoring expertise. We believe our 101 online school, which holds a 17-year proven track record, is the earliest established K-12 after school online tutoring platform in China. Our online tutoring program boasts broad educational resources including the country’s most extensive online education content bank as well as an unrivalled expertise in online teaching that includes a standing network of approximately 13,100 part-time and full-time front-line teachers. Our online tutoring platform, along with our rich experience in K-12 after school tutoring, enables us to further penetrate both the K-12 after school tutoring market as well as the K-12 online tutoring market with a greater chance of success.

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

Online Degree Programs:

•	Expand the penetration of our online degree program services. We plan to take advantage of our established leadership position and track record to further penetrate the online degree market by increasing the number of universities that use our services and by helping our existing university partners increase enrollment in their current programs. We continuously and actively target new universities to become our partners for their online education programs. Additionally, we plan to help our existing university partners increase enrollment in their online programs by helping them expand their course offerings, improve marketing and recruitment initiatives and reduce student attrition. We continually strive to enhance our technology platform to improve the online learning experience for university students.

•	Expand our network of learning centers. We established our learning center network in 2008 to strengthen our ability to assist our customers with recruitment and enhance the service quality of our online degree programs. We currently have 122 learning centers. We believe these learning centers allow us to significantly enhance our brand recognition, increase our access to potential students for online degree programs and thereby allow us to enhance our profitability. We are also actively pursuing strategic relationships with potential university partners to provide learning center services to their online degree programs in the future.

K-12 Programs:

•	We seek to advance our K-12 programs by further improving our online tutoring business. Whether online or offline, the K-12 market allows us to leverage our core competencies: harnessing technological advancement, content creation and teaching expertise. In our online tutoring program, we plan to improve our products to make them more interactive and to allow them to take full advantage of all the newest terminal delivery systems such as tablets, smart phones and other web-enabled platforms. In our offline programs, we also strive to make our experiences as interactive as possible by designing courses that focus on students and by giving our experienced teaching staff flexibility in preparing curriculum to meet the needs of students today. Additionally, to keep pace with growing demand for high-end K-12 programs, we continue to offer boost programs and test preparation courses for students on the Gao Kao Track. Students on the Gao Kao Track are mainly served by our 101 online services and products designed to achieve score-driven results. We believe our extensive experience in K-12 programs, our strong sales channels and research and development team and our planned improvements to our customer service will increase the market appeal of our online and offline K-12 programs.

Whole company:

•	Develop new products and services that further enhance the learning experience of existing students and attract new students. We plan to increase our research and development efforts to develop new products and services for our online tutoring and online degree programs to introduce more robust online learning programs that will enhance our students’ learning experience and improve their sense of community when they use our programs. We further plan to enhance our online tutoring programs by recruiting additional high quality teachers, expanding our program curriculum and incorporating more interactive technology to increase student usage and retention for our programs.

•	Pursue strategic acquisitions. We have previously made a number of strategic acquisitions to broaden our service offerings and to expand into additional segments of the Chinese educational market. We will continue to seek and evaluate acquisition opportunities that are complementary to our existing lines of business or can further expand the services that we provide to customers.

•	Continue to strengthen our brand name and our reputation. As we move towards becoming a more consumer-driven business, we will focus on continuing to build our brand name and reputation among existing customers, other Chinese and foreign education institutions as well as students, teachers and parents. We believe that building our brand and reputation will allow us to attract new schools and students to our expanding business lines. We have been increasing our marketing activities by launching public relations campaigns designed to reach a broader group of teachers and parents and increase awareness of our brand among university management teams.

•	Aggregate educational contents and integrated standards. We believe that the education industry must build an extensive amount of content and create common standards for the electronic delivery of educational content. We intend to work towards aggregation of third-party content and the development of these standards to support the expansion of our online programs and ensure that end-users, including the owners of tablets and other web-enabled devices, will be able to access our content.

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

Online Degree Programs

Our primary business is to assist universities in China in the establishment, operation and expansion of their online degree programs. We currently provide technical, recruiting and other services for the online degree programs of 27 universities and provide technology support services to eight additional universities that are currently awaiting regulatory approval to launch their online degree programs. These online degree programs had approximately 400,000 revenue students as of December 31, 2012. The online degree programs we currently service offer a wide range of associate and bachelor’s degree programs, including, but not limited to, accounting, marketing, finance, business administration, international business, law, civil engineering, education, computer science, literature, project management, marketing and administrative management. These online degree programs primarily target working adults who have sufficient economic means to support their studies and who value the flexibility of a self-paced online education. In 2010, 2011 and 2012, we generated 79.7%, 79.6% and 80.5%, respectively, of our net revenue from our online degree program services business.

Online degree programs in China must be approved by the MOE. At present, 67 universities in China have received approvals from the MOE to operate online degree programs, as well as the China Central Radio and TV University, which functions primarily as a distance learning facility. The China Central Radio and TV University delivers its courses to students primarily over satellite and television, and we believe it currently does not compete with the other 67 universities in the online degree program market. As of December 31, 2012, most of these 67 universities had registered students in their online degree programs. Students registered in online degree programs can pursue either associate degrees or bachelor’s degrees and must generally prepay tuition for a minimum number of credits upon initial enrollment, which can be applied to credits sought in subsequent semesters. The total number of credits required to graduate from an online degree program offered by these universities generally ranges from 80 credits for associate degrees to 160 credits for bachelor’s degrees. Tuition per credit ranges from approximately RMB60 to RMB210, and is subject to the review and approval of the pricing administration authority and filing with the relevant education authority.

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

Academic Program Development. The development of an academic program entails the design and development of instructional materials, multimedia learning materials and quality assurance processes. The overall development time for a single course can range from as little as three weeks to as long as four months, depending on the subject matter and complexity of the course materials. To date, we have developed approximately 2,100 online courses for our university partners, all of which are proprietary to us or to our university collaborative alliances. As such, many of our existing courses can be used as a basis to develop similar courses when we add new university partners, thus enabling us to benefit from economies of scale.

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

Recruiting Services. We currently offer recruiting services through our learning center network, which consists of 122 learning centers, for 23 university partners, including six with which we have either established collaborative alliances or entered into technology service agreements. The learning centers perform a number of essential functions such as marketing, enrollment administration, student services and tuition collection.

Structure and Revenue Model

Our relationships with our university partners are structured as collaborative alliances, technology service arrangements and recruiting service agreements.

Collaborative Alliances. Our relationships with 13 of our university partners, including six universities seeking regulatory approval for their online degree programs, are structured as collaborative alliances. In our collaborative alliance structures, we establish a collaborative alliance with the university (or a commercial subsidiary of the university), which in turn provides services and support to the university’s online degree program. The collaborative alliances with our university partners have terms ranging from 15 to 50 years and are exclusive. We have a majority interest in each of these collaborative alliances and treat them as our consolidated subsidiaries. We are generally responsible for contributing part of the initial capital required for the establishment and startup of the collaborative alliances, which has historically ranged from approximately RMB0.8 million to approximately RMB20.1 million. Our university partner pays to the collaborative alliance a service fee equal to a portion of its tuition receipts from its online degree program, after deducting certain operating expenses, administrative fees paid by our university partners, including fees paid to learning centers, refunds paid to students and, in some cases, licensing or technical consulting fees paid to us.

Technology Service Agreements. We have also entered into technology service agreements with eight of our university partners, including five universities which are seeking regulatory approval for their online degree program. Pursuant to these agreements we provide technology services to support each respective university’s online degree program for a fixed period of time. We receive service fees equal to an agreed portion of tuition collected by the university from students in their online degree programs. The amount of service fee is based on a negotiated formula, which may factor in the program’s total enrollment or number of students registered from certain geographic territories. We recognize revenue from providing technology services when persuasive evidence of an agreement exists, delivery of the services has occurred, the fee is fixed or determinable, and collectability is probable.

Recruiting Service Agreements. We have also entered into recruiting service agreements with 23 university partners including six which we have established collaborative alliances or entered into technology service agreements. Pursuant to these agreements, we provide recruiting services and technology support through our network of learning centers for a period of time, generally ranging from two to five years. We receive service fees, which are subject to annual negotiations, equal to an agreed portion of the tuition collected by the learning centers on the universities’ behalf.

University Partners

The number of revenue students in the online degree programs we serve has grown rapidly, from approximately 192,000 revenue students as of the end of 2007 to approximately 400,000 revenue students at our 38 existing university partners as of the end of 2012. In 2010, 2011 and 2012, 58.4%, 55.8% and 53.4%, respectively, of our net revenue was derived from our services to our five largest online degree program customers. Our three largest customers, Chongqing University, Dongbei University of Finance and Economics, China Agricultural University accounted for 14.4%, 11.2%, and 10.1%, respectively, of our net revenue in 2012. Up to date, the numbers of our university partners are as follow:

Type of Structure	Number of University Partners		Contract term
Collaborative Alliances	13	(including 6 waiting for approval)	generally ranging from 15 to 50 years
Technology Service Agreements	8	(including 5 waiting for approval)	generally ranging from 3 to 20 years
Recruiting Service Agreements	23	(including 6 which we have established collaborative alliances or entered into technology service agreements)	generally ranging from 2 to 5 years
Total	38	(excluding 6 which we have established collaborative alliances or entered into technology service agreements)

The following map shows the location of our university partners:

Sales and Marketing Strategy

The two main objectives of our sales and marketing strategy are to increase the number of university online degree programs utilizing our services and to help our university partners recruit and retain more online degree students.

We employ a business development team to establish new relationships with universities, including those with existing online programs and others interested in developing online programs. We are in continuous discussions with additional universities regarding their online programs.

A university’s relationship, as well as our relationship, with learning centers is essential to marketing online degree programs to students. Learning centers assist online programs with a number of vital functions, including recruitment, marketing and providing student services for such programs. To create a nationwide physical presence and to strengthen our sales network, we have assisted our university partners in developing relationships with approximately 560 learning centers, which cover most major cities in China. We provide learning centers student support training and assist in their recruiting efforts. The relationships between learning center operators and the universities are typically non-exclusive, and the majority of the learning centers are owned and operated by independent third parties.

In 2008, we established our learning center network, which currently consists of 122 learning centers. We believe that these learning centers will allow us to significantly enhance our brand recognition, increase access to potential students for online degree programs and enhance our profitability. We are also actively seeking to establish strategic relationships with potential online degree program customers.

Competition

There are three main components of competition within the online degree program market: (i) competition among service providers to attract and retain additional university partners; (ii) competition among online degree programs to enroll students; and (iii) competition between our learning center network and other national learning center networks. We currently serve 27 out of the 67 universities that have been approved to offer online degree programs in China, and we have contracted with 11 additional universities that are awaiting regulatory approval to launch their programs. There are 40 other universities currently offering online degree programs that either independently run their programs or outsource services for their programs to other service providers. Several companies offer services that compete with our service offerings generally on a service-by-service basis. We compete with these companies primarily on the scope and quality of our service offerings, and to a lesser extent, price.

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

Our nationwide learning center network faces competition with Open Online, which has nationwide learning center operator licenses, and China Cyber Learning, which has learning center operating licenses in Shandong and Guangdong provinces in China. Open Online is the largest learning center operator in China in terms of the total number of third-party learning centers and proprietary learning centers it currently owns and operates. Open Online may have greater resources, a broader network of learning centers and more university partner than we do.

Online Tutoring Programs

We provide online tutoring and test preparation services to primary and secondary school students in China through a separately branded program known as the “101 Distance Learning Center” or the “101 Online School”. Founded in 1996, the 101 Online School has developed a strong reputation as a valuable learning tool among students and teachers alike. The 101 Online School is a leading online tutoring education website in China for primary and secondary school students with approximately 1.7 million users as of December 31, 2012. The website for our 101 Online School is www.chinaedu.com.

As of December 31, 2012, the 101 Online School served approximately 38,600 revenue students. In 2010, 2011 and 2012, we generated 6.1%, 5.9% and 5.2%, respectively, of our net revenue from the 101 Online School through subscription fees paid by students for online tutoring services.

Using our proprietary e-learning platform, the 101 Online School provides interactive tutoring services to primary and secondary school students in virtually all offered academic subjects. Our online tutoring and test preparation services also assist secondary school students in preparing for key examinations administered in China, including the national college entrance examination. All of the tutoring and test preparation materials used by our 101 Online School are developed by qualified teachers and subject to review by our quality control staff. By providing tutoring and test preparation services online, the 101 Online School makes the tutoring and test preparation process more convenient and accessible for students, especially those with limited access to traditional tutoring or test preparation services. In addition, we continue to innovate new services designed to attract and retain students for our 101 Online School. In 2009, we began hiring a team to develop our 101 tutor question and answer product for students. Since then, our user traffic has grown dramatically, and up through December 31, 2012, the highest daily page view has reached approximately 1.2 million. The number of certified teachers who provide answers to inquiries posted on 101 Online School reached approximately 13,100 as of December 31, 2012. Most students were attracted to our platform through word of mouth and other promotions.

We currently market our 101 Online School through regional third-party distributors and our own sales centers in Beijing, Tianjin and other cities and provinces in China. Approximately 220 distributors located in major cities in China purchase bulk subscriptions to our 101 Online School and resell these subscriptions to students. Bulk subscription sales to distributors accounted for 57.8%, 53.3% and 59.4% of our 101 Online School revenue in 2010, 2011 and 2012, respectively.

Private Primary and Secondary Schools

The market for private primary and secondary schools in China is growing rapidly. We believe that private primary and secondary schools will play an increasingly important role in providing quality education in China, particularly to the children of the emerging middle class. Parents in China, as in the rest of the world, are continuously searching for the best educational solutions for their children. We believe the private primary and secondary school business represents a compelling business opportunity for us. Our primary and secondary schools generated 10.6%, 11.4% and 12.3% of our net revenue in 2010, 2011 and 2012, respectively.

Anqing Foreign Language School

Through our PRC-affiliated entity, Hongcheng Education, we have operated the Anqing Foreign Language School, or the Anqing School, since 2005. The Anqing School is a K-12 private school, which is regarded as one of the leading schools in the market that it serves and is especially well known for its English language program and foreign English language teachers. We completed construction of a new campus in 2010, which approximately doubled the capacity of the school and enabled us to expand the breadth of courses offered. During the 2009-2010 academic year, the Anqing School had an enrollment of approximately 3,500, which increased to approximately 4,900 students during the 2010-2011 academic year. During the 2011-2012 academic year, the Anqing School had an enrollment of approximately 6,300 students. During the 2012-2013 academic year, the Anqing School had an enrollment of approximately 7,600 students.

Pingdingshan Bilingual School

Through Hongcheng Education, we acquired all of the rights and interests in the Pingdingshan Bilingual School, or Pingdingshan School, in 2005. The Pingdingshan School is a K-9 private school in Pingdingshan, Henan province. The Pingdingshan School is regarded as one of the leading schools in its market. In 2009, we completed the construction of a new building and other facility improvements. During the 2010-2011, 2011-2012 and 2012-2013 academic years, the Pingdingshan School had an enrollment of approximately 1,600, 2,800 and 3,000 students, respectively.

Jingzhou School (Southern Campus)

Through Hongcheng Education, we acquired the rights to construct a new private secondary school, Jingzhou School (Southern Campus), for students in grades 9 to 12 in Jingzhou, Hubei province in 2005. The Jingzhou School (Southern Campus) was intended to be established as a partnership with Jingzhou High School. We, our partner, Jingzhou High School, and a noncontrolling shareholder own 54.4%, 25% and 20.6% of the new school, respectively. Under the cooperation agreement between Hongcheng Education and Jingzhou High School, we undertook the construction of the new campus and Jingzhou High School would contribute its brand as well as management and teaching resources to the school. We initially planned to complete construction of the new campus by the fall 2006 recruiting season. We have, however, encountered delays that have increased construction costs. As a result, we cannot assure you that we will be able to begin construction in the near future, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may not be able to successfully execute future acquisitions or efficiently manage the businesses we have acquired to date or may acquire in the future.”

International and Elite Curriculum Programs

We distribute and support English language programs to secondary schools and international polytechnic programs to vocational schools in China. We provide all-inclusive services to support these programs, including program development and implementation, teacher recruitment and administration, and other ancillary services. We generate revenue based on the enrollment fees students pay to the participating schools with whom we have entered into revenue sharing arrangements, based either on a fixed fee per student or a percentage of the enrollment fee per student. To keep pace with the growing demand for high-end programs, we introduced U.S. college prep courses and K-12 Elite program at the end of 2010. In this new program, we assist students in preparation for university entrance exams and provide them with a more well-rounded education to make them more attractive to U.S. universities. For the 2010-2011, 2011-2012 and 2012-2013 academic years, respectively, approximately 2,200, 1,800 and 1,700 students respectively were enrolled in the international and elite curriculum programs. In 2010, 2011 and 2012, we generated 3.6%, 3.1% and 2.0%, respectively, of our net revenue from international and elite curriculum services.

The BCIT Program. We entered into an exclusive agreement with BCIT, a leading polytechnic institute in Canada, in February 2006. Through this program, we provide services to BCIT in implementing international post-secondary education programs and market these programs to selected polytechnic colleges in China approved by BCIT from time to time, enabling these colleges to offer up-to-date courses across a wide variety of majors and subjects to their students. We are BCIT’s exclusive service provider in China for these selected polytechnic colleges until 2020. At present, we provide services to the BCIT programs of five polytechnic colleges approved by BCIT to offer these programs. The BCIT program provides a three-year associate degree program to high school graduates seeking international vocational education within a Chinese polytechnic college. Through participating colleges in China, the program offers courses across a wide variety of majors and subjects such as business, computing and information technology, manufacturing, electronics, construction, environment, transportation and health science, all developed by BCIT. The program is unique in that entry-level courses and related course materials are in Chinese, but instruction and course materials for more advanced courses are taught in English. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our international curriculum programs, which include our Polytechnic and English language programs, are heavily regulated, and our ability to conduct business in this area is highly dependent on regulatory policies and our compliance with these policies.”

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

The MOE issued Certain Opinions on the Pilot Program of Supporting Certain Higher Education Institutions to Establish Online Education Colleges to Develop Modern Long-Distance Education in 2000 and Certain Opinions regarding the Enhancement of the Administration of Higher Education Institution Online Education Colleges and the Improvement of Education Quality in 2002 to regulate online higher education. On February 1, 2010, the MOE issued a Circular on the Student Enrollment of Online Degree Education by the Pilot Universities which are Permitted to Operate Online Degree Education, or the 2010 circular, to regulate the recruitment of online degree students. The 2010 circular prohibits universities from recruiting existing full-time students and instructs schools offering online degrees to recruit only working adults for their programs. The 2010 circular also required universities to tighten their admission criteria for their online programs and to improve the quality of their recruiting materials. As of December 31, 2012, 67 universities and colleges had been approved by the MOE to operate online education programs as part of the MOE pilot program. 27 of the universities to which we currently provide, or have entered into agreements to provide, online degree program services are included within the pilot program. Central University of Finance and Economics, Beijing Forestry University, Shanghai University of Finance and Economics, Jiangxi Normal University, Jiangsu University, Zhejiang Normal University, Shanghai Normal University, Southwest University of Political Science and Law, Hebei United University, Hebei Medical University and Taizhou Polytechnic College, the 11 other universities that we serve, are not in the pilot program and are currently in the process of applying for the MOE approval to offer online degrees.

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

In February 2007, we received provisional approval from the MOE to operate ten learning centers in the provinces of Beijing, Shanghai, and Jiangsu and Zhejiang for a trial period of up to 18 months. To date, we have established 122 learning centers, of which 54 are proprietary centers and 68 are contracted centers to support the services that we provide for online degree programs. The MOE has not yet issued to us a final approval to operate learning centers on a nationwide basis in China based on the performance and operations of our learning centers during the trial period.

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

Private education is treated as a public welfare undertaking under the regulations. Nonetheless, investors in a private school may elect to require “reasonable returns” from the schools or not, and they are requested to clearly set forth their election in the articles of association of the school. For schools requiring “reasonable returns”, the amount of reasonable return that can be distributed to investors each year is determined based on a percentage of the school’s “operating surplus,” which is equal to the school’s annual net income less the aggregate amount of donations received, government subsidies, if any, the amount required to be reserved for the school’s development fund and other expenses as required by the regulations. This percentage is determined by the school’s board of directors, which must also be filed with the approval authorities within 15 days from the decision made by the board. However, none of the current PRC laws and regulations provides a formula or other guidelines for determining “reasonable returns.” As for the school not requiring “reasonable returns”, all the assets including but not limited to the operating surplus, donations received, government subsidies shall belong to the school and such school is entitled to the same preferential tax treatment as public schools. The regulations require that preferential tax treatment policies applicable to private schools requiring reasonable returns to be formulated by the finance authority, taxation authority and other authorities under the State Council, but to date no such regulations have been promulgated by the relevant authorities. Pingdingshan School is a school that does not require “reasonable returns”, and Anqing School was established as a school requiring “reasonable returns” but has been changed to a school that does not require “reasonable returns”.

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

Additionally, the Regulations on Operating Chinese-Foreign Schools and its Implementing Rules require that the foreign party to Chinese-foreign cooperative educational institutions or programs be a “foreign educational institution,” and under those regulations, a for-profit company, such as us, cannot qualify as a foreign educational institution. As a result, we cannot directly operate FEC or BCIT programs, and instead we are a service provider to these programs.

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

In April 2007, the MOE issued the Circular on Further Regulating Chinese-foreign Cooperative Education Programs. The circular directs the local education authorities generally to suspend the approval of any new Chinese-foreign cooperative polytechnic education programs until the end of 2008. To ensure the quality of the Chinese-foreign education programs, the circular emphasizes the regulatory supervision of these programs and advises local education authorities to closely supervise and monitor the existing programs, especially in recruiting materials, advertisement, and issuance of degrees and diplomas, and directs them to report and remedy any non-compliance by existing programs of the applicable regulations. As a result of this circular, our BCIT program has not been able to contract new schools for the program. Although the circular only discusses the suspension of approvals through the end of 2008, we cannot assure you that our BCIT program will be able to contract new schools during 2013, or at any time after that.

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

We operate www.chinaedu.com, the operating website for our 101 Online School, through Gotop Electronic, a subsidiary of Xiandai Technology, a subsidiary of our PRC-affiliated entity. Gotop Electronic holds the ICP license for this website. The ICP license was renewed in 2011 and will be valid for five years and is subject to annual inspection. Gotop Electronic passed the annual inspection in 2013. We operate our corporate websites, www.chinaedu.net and www.prcedu.com, through Xiandai Technology, which holds the ICP license for these websites. The ICP was renewed in 2011 and will be valid for three and half years beginning in May 2011 which is subject to annual inspection. Xiandai Technology passed the annual inspection in 2013.

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

Copyright. The Chinese Copyright Law adopted in 1990 and amended in 2010 covers a relatively wide scope of works and rights that are eligible for copyright protection including but not limited to Internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center.

To address the problem of copyright infringement related to content posted or transmitted over the Internet, the National Copyright Administration and the MII also jointly issued the Administrative Measures for Copyright Protection Related to the Internet on April 30, 2005, which became effective on May 30, 2005.

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

On November 5, 2004, the MII amended the Measures for Administration of Domain Names for the Chinese Internet, or the Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the first tier domain name “.cn.” In February 2006, China Internet Network Information Center, or CNNIC, issued the Implementing Rules for Domain Name Registration and the Measures on Domain Name Disputes Resolution, pursuant to which CNNIC can authorize a domain name dispute resolution institution to decide disputes. We have registered the domain names for our main websites, www.chinaedu.net, www.chinaedu.com and www.prcedu.com, with CNNIC. We are also the registered owner of several other domain names such as www.prc-edu.com, www.ecustmde.com, www.edufe.com.cn, www.edufe.net.cn, www.cmjnu.com.cn, www.cmr.com.cn, www.ruc.com.cn, and www.cmr.net.cn. We license certain of our domain names to some of our university partners for them to operate their online degree programs, and some of our university partners are the registered owners of the domain names under which their programs operate.

Limitations on Foreign Ownership of Our Businesses

The Foreign Investment Industry Guidance Catalogue (amended in 2011), the Regulations on Chinese-Foreign Cooperation in Operating School, the Implementation Measures for the Regulations on Sino-Foreign Cooperation in Operating Schools and other applicable laws and regulations limit foreign ownership in entities, or foreign participation in entities, engaging in specified education activities by:

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

Regulation of Foreign Currency Exchange, Dividend Distribution, overseas investment of Chinese resident and employee stock option

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

Pursuant to a SAFE Circular No. 142 issued by SAFE in August 2008, the RMB fund from the settlement of foreign currency capital of a foreign-invested enterprise must be used within the business scope as approved by the examination and approval department of the government, and cannot be used for domestic equity investment unless it is otherwise provided for.  Documents certifying the purposes of the RMB fund from the settlement of foreign currency capital, including a business contract, must also be submitted for the settlement of the foreign currency.  In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company.  The use of such RMB capital may not be altered without SAFE's approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of the loans have not been used.  Furthermore, in November 2010 SAFE promulgated a SAFE Circular No. 59, which requires the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents.  Violations of SAFE Circular No. 142 and Circular No. 59 could result in severe monetary or other penalties.

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

Our Corporate Structure and Contractual Arrangements

Our primary business is to provide services to the online degree programs of leading Chinese universities. We conduct this business through our three PRC subsidiaries, except for three online degree programs that are serviced through our PRC-affiliated entity. Due to restrictions on the foreign ownership and operation of our online tutoring business and our private primary and secondary school business, we conduct these businesses through arrangements with our PRC-affiliated entity or variable-interest entity. We direct these companies’ business affairs and receive substantially all of their net income through our contractual arrangements. We also conduct our international and elite curriculum program business through one of our three PRC subsidiaries. In 2012, 78.6% of our net revenue was derived from businesses conducted by our three principal PRC subsidiaries.

Our principal subsidiaries in China currently are:

•	Beijing Hongcheng Liye Technology Co., Ltd., or Hongcheng Liye, our wholly-owned subsidiary, which has established collaborative alliances with five Chinese universities to provide services to these universities for the establishment, operation, and expansion of their online degree programs. These collaborative alliances are majority-owned subsidiaries of Hongcheng Liye. Hongcheng Liye’s collaborative alliance partners for online degree programs are Beijing Language and Culture University, China Agricultural University, Dongbei University of Finance and Economics, Central University of Finance and Economics and Beijing Forestry University. Hongcheng Liye also provides our learning-based products and services, which include our English language training, online tutoring services and post-secondary vocational educational programs. Hongcheng Liye also provides technology services to Hebei United University for their distance education learning programs. Our service revenue from Hongcheng Liye in aggregate accounted for 40.6% of our net revenue in 2012.

•	Hongcheng Technology Development Co., Ltd., or Hongcheng Technology, our wholly-owned subsidiary, which has established six collaborative alliances with Chongqing University, Shanghai University of Finance & Economics, Zhejiang Normal University, Shanghai Normal University, Southwest University of Political Science and Law, and Fujian Radio and TV University, or FRTU, to provide services for the establishment, operation, and expansion of these universities’ online degree programs. Hongcheng Technology also provides services to six other universities, Jiangnan University, Nanjing University, Jiangxi Normal University, Huazhong Normal University, Hebei Medical University and Taizhou Polytechnic College for their online degree programs. Our service revenue from Hongcheng Technology in aggregate accounted for 28.2% of our net revenue in 2012.

•	CMR Web Learning Co., Ltd., or CMR Web, our 70%-owned subsidiary, which established a collaborative alliance with Renmin University of China to provide services to Renmin University of China for the operation of its online degree program. The remaining 30% of CMR Web is owned by Rendashiji Technology Development Co., Ltd., a wholly-owned subsidiary of Renmin University of China. Our service revenue from Renmin University of China accounted for 9.8% of our net revenue in 2012.

Our current PRC-affiliated entity or variable-interest entity is Beijing Hongcheng Education Technology Co., Ltd., or Hongcheng Education, through which we own and operate two private primary and secondary schools and provide services to Lanzhou University, East China University of Science and Technology and Jiangsu University for their online degree programs. Our service revenue from Hongcheng Education in aggregate accounted for 21.4% of our net revenue in 2012.

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

The following diagram illustrates our corporate structure as of December 31, 2012.

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

Agreements That Transfer Economic Benefits to Hongcheng Technology

Exclusive Technical Consulting and Services Agreement. Through our wholly-owned subsidiary, Hongcheng Technology, we have entered into an exclusive technical consulting and service agreement with Hongcheng Education. This consulting and service agreement has an initial term of ten years and will be automatically renewed for successive periods of ten years thereafter, unless Hongcheng Technology provides written notice to the other party prior to the expiration of the then current term of its election not to renew the agreement. Under the agreement with Hongcheng Education, Hongcheng Technology provides courseware and product development services, website design services, maintenance and security services, employee training services and any other services that may be agreed upon by the parties. As consideration for these services, we charge Hongcheng Education a service fee, which represents substantially all of its net income. The service fee amounts are determined at Hongcheng Technology's sole discretion.

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

Equity Pledge Agreements. Pursuant to the Equity Pledge Agreements between Hongcheng Technology and nominee shareholders of VIE, the nominee shareholders of VIE pledged all of their equity interests in VIE to Hongcheng Technology to guarantee VIE's performance of its obligations under all the VIE contractual arrangements. If the VIE breaches its contractual obligations under that agreement, Hongcheng Technology, as the pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The nominee shareholders of VIE agree that, without prior written consent of Hongcheng Technology, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests that would prejudice Hongcheng Technology's interest.

Loan Agreements. In 2005, we loaned approximately $4.8 million to Mr. Xie and approximately $1.8 million to Mr. Yang to fund the registered capital requirements of Hongcheng Education. The terms of these loans are 20 years and may be extended with the consent of the parties. To the extent permitted under PRC law, each loan may be repaid only by the transfer by Mr. Xie or Mr. Yang of his equity interests in Hongcheng Education to us or our designee. Mr. Xie and Mr. Yang each have granted us the right to appoint all directors to the board of Hongcheng Education, a right that they otherwise would be entitled to as shareholders. Each agreements shall be valid until the full performance of the exclusive technical consulting and services agreement or the full repayment of above loan, and has been registered with the local branch of the State Administration for Industry and Commerce.

Agreements That Provide Us Effective Control Over Hongcheng Education

Powers of Attorney. Pursuant to the power of attorney, the nominee shareholders of Hongcheng Education each executed an irrevocable power of attorney assigning Hongcheng Technology or any person designated by Hongcheng Technology as their attorney-in-fact and take all actions on their behalf on all matters of the Hongcheng Education requiring shareholders' approval under PRC laws and regulations and the Article of Association of Hongcheng Education.

The Articles of Association of Hongcheng Education states that the major rights of the shareholders include the power to review and approve the annual budget, operating strategy and investment plan, elect the members of board of directors and approve their compensation plan. Therefore, through the irrevocable power of attorney arrangement, Hongcheng Technology has the ability to exercise effective control over Hongcheng Education through shareholder votes and, through such votes, to also control the composition of the board of directors and thus appoint the senior management of Hongcheng Education. The power of attorneys will remain effective for as long as the nominee shareholders are shareholders of Hongcheng Education.

Spousal Consent Letter. The spouse of each married shareholder of Hongcheng Education has signed a spousal consent letter, whereby the spouse agrees that (i) the equity interests of Hongcheng Education owned by such shareholder will be disposed of only in accordance with the applicable Call Option Agreements, Equity Pledge Agreements, Loan Agreements and other related agreements executed by the shareholder, (ii) such equity interests do not constitute communal property with such shareholder and (iii) the spouse irrevocably and unconditionally waives all rights and benefits with respect to such equity interests, including the right to sue in any court and under all applicable laws.

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

Call Option Agreements. Mr. Xie and Mr. Yang each entered into call option agreements with Hongcheng Technology in 2005. Pursuant to these agreements, Mr. Xie and Mr. Yang each granted irrevocable options to purchase all of their respective equity interests in Hongcheng Education to Hongcheng Technology at the lowest price permitted under applicable PRC laws. The agreement shall terminate after all the equity subject to the call option agreement has been transferred to Hongcheng Technology and/or any other entity or individual designated by Hongcheng Technology in accordance with the provisions contained herein. Through the exclusive Call Option Agreements, each of Hongcheng Education's nominee shareholders irrevocably granted Hongcheng Technology an exclusive right to acquire, at any time, for its own account or through one or more PRC individuals or entities to acquire the nominee shareholder's equity interests in Hongcheng Education, which constitutes a substantive kick-out right that is exercisable and enforceable under current PRC laws and regulations. This kick-out right reinforces Hongcheng Technology's ability to direct the activities that most significantly impact Hongcheng Education's economic performance.

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

Our Significant Subsidiaries

A summary of our subsidiaries and PRC-affiliated entity or variable-interest entity and its subsidiaries as of December 31, 2012 is as follows:

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

(1) Wholly-owned subsidiary of Hongcheng Education (variable-interest entity of the Company)

(2) 72.5% of its equity interest is owned by Hongcheng Education (variable-interest entity of the Company)

(3) 54% of its equity interest is owned by Hongcheng Education (variable-interest entity of the Company)

(4) 55% of its equity owned by Hongcheng Education (variable-interest entity of the Company) and 45% of its equity held by Hongcheng Technology (wholly-owned subsidiary of the Company)

We disposed of three insignificant subsidiaries in 2012, which are Guangzhou HongchengHuixing Education Technology Co., Ltd. ("Guangzhou Hongcheng"), Guangxi Hongcheng Times Technology Development Co., Ltd. ("Guangxi Hongcheng") and Beijing Xuezhi Times Education Science Co., Ltd. ("BeijingXuezhi").

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

Since 2007, we undertook a capital improvements program at our Anqing School and Pingdingshan School. The renovations and improvements include a new campus for Anqing School to accommodate a larger student population and general facility upgrades and a new building for Pingdingshan School to improve the level of education. We spent a total of RMB18.3 million, RMB2.7 million and RMB3.3 million in 2010, 2011 and 2012, respectively, on the renovation of these schools, and we anticipate incurring additional capital expenditures associated with the contracted commitment related to such improvements of approximately RMB1.3 million in 2013.

We initially planned to complete construction of a new campus at the Jingzhou School (Southern Campus) by the fall 2006 recruiting season. Although the construction of Jingzhou School (Southern Campus) has been delayed indefinitely, as of December 31, 2012, we had outstanding capital commitments of RMB64.8 million related to this project. For further discussion of these capital expenditures and commitments, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources. ”

The capital expenditures for additional office spaces is RMB19.8 million, RMB18.9 million and nil for the years ended December 31, 2010, 2011 and 2012.

The following table lists the properties that we owned or leased as of December 31, 2012:

Province	Use of Property	Owned/Leased	Approximate Size (m [2] )
Anhui	School	Leased	6,568
Anhui	School	Owned	57,000
Beijing	Office	Leased	4,443
Beijing	Office	Owned	5,247
Chongqing	Office	Leased	803
Chongqing	Office	Owned	1,316
Fujian	Office	Leased	125
Fujian	Office	Owned	281
Guangdong	Office	Leased	383
Guangxi	Office	Leased	20
Hainan	Office	Leased	10
Henan	Office	Leased	38
Henan	Office	Owned	296
Henan	School	Owned	11,303
Hubei	Office	Leased	180
Hubei	School	Owned	191,865
Hunan	Office	Owned	167
Jiangsu	Office	Leased	4,152
Jiangxi	Office	Owned	64
Jiangxi	Office	Leased	368
Jilin	Office	Leased	81
Liaoning	Office	Leased	277
Liaoning	Office	Owned	413
Shandong	Office	Leased	70
Shanghai	Office	Leased	375
Shanxi	Office	Leased	150
Shan’xi	Office	Owned	720
Shenzhen	Office	Leased	80
Sichuan	Office	Leased	75
Sichuan	Office	Owned	1,120
Tianjin	Office	Owned	731
Zhejiang	Office	Leased	1,708

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

We currently provide technical, recruiting and other services to 27 universities with online degree programs and provide services and support to 11 additional universities that are awaiting regulatory approval to launch their online programs. Of these 38 universities, 13 of them have entered into collaborative alliances with us, ranging from 15 to 50 years in length. Eight of them have entered into technology service agreements with us, ranging from 3 to 20 years in length. We also perform recruiting services through our nationwide learning center network for 23 universities, including six with which we have established collaborative alliances or entered into technology service agreements. As of December 31, 2012, there were approximately 400,000 revenue students in the online degree programs that we serve. A revenue student is counted when a student makes a payment in the semester except for the Online Education School of Renmin University of China where a revenue student is counted when the student makes payment and selects a credit course starting from the 2012 spring semester. These online degree programs are marketed under the brand names of these leading Chinese universities, which allow us to benefit from the significant brand equity that these higher education institutions have established.

Our business has experienced significant growth since its inception in 1999. This growth has been driven by the increased number of universities that we serve, the increased enrollment of the online degree programs of our university partners and our expansion into other education-related lines of business. We generate our revenue from service fees and tuition payments derived from students who are enrolled in, or served by, our businesses. In addition to our online degree services, we also provide online tutoring, operate private primary and secondary schools and international and elite curriculum services. As of December 31, 2012, we provided services to online degree programs that had an aggregate of approximately 400,000 revenue students, and we served approximately 50,900 revenue students in our other businesses. Our net revenue increased from RMB388.8 million in 2010 to RMB435.9 million in 2011 and further to RMB488.3 million ($78.4 million) in 2012, representing a compound annual growth rate, or CAGR, of 12.1%. Net revenue from our online degree programs contributed 79.7%, 79.6% and 80.5% of our total net revenue for 2010, 2011 and 2012, respectively.

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

A significant factor affecting the results of our online degree program segment is the fees that our university partners pay to the third-party learning centers. The learning centers play an important role in recruiting students and providing student services including testing services. The share of tuition revenue that we receive from our university partners is after the payment of fees to the learning centers. As a result, an increase in the portion of tuition fees paid to the learning centers will result in a decrease in the portion of tuition fees that we receive as revenue. In 2012, the majority of our university partners paid fees to independent learning centers in amounts ranging from 31% to 53% of the gross tuition revenues received by their online degree programs. For 2010, 2011 and 2012, the portion of gross tuition fees that our university partners paid in aggregate to independent learning centers was approximately 40%, 42% and 43%, respectively. There can be no assurance that the amounts payable to independent learning centers, as a portion of gross tuition fees, will not increase. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We derive a majority of our revenue by providing services to online degree programs, and any adverse development in this business will materially and adversely affect our overall results of operations.”

To strengthen our ability to assist our university partners to recruit students and improve student service quality as well as to enhance our profitability, we have been building a network of learning centers across China. We believe building a national network of learning centers will enable us to significantly enhance our brand recognition and to contribute to our future revenue growth. Proprietary learning centers generally require low initial capital expenditure as most are rented locations, which require moderate remodeling and furnishing of office supplies. To date, we have a total of 122 learning centers, servicing the online degree programs for 23 universities.

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

Net revenue

We generated net revenue of RMB388.8 million, RMB435.9 million and RMB488.3 million ($78.4 million) in 2010, 2011 and 2012, respectively, representing a CAGR of 12.1%. Our net revenue from servicing the online degree programs is net of certain expenses paid by our university partners relating to their online degree programs, including fees paid to learning centers and any tuition refunds paid to students. The portion of gross tuition fees that our university partners paid in aggregate to third party learning centers was approximately 40%, 42% and 43% in 2010, 2011 and 2012, respectively. The revenue from our other business lines, online tutoring programs, private primary and secondary schools and international and elite curriculum programs, is driven by the number of revenue students and the fees charged for each student.

Our revenue is reported net of business taxes and related surcharges that are levied on our total revenue. Historically, most of our revenue, except from primary and secondary schools, is subject to PRC business tax at rates of up to 5.6%. Revenue we generate from primary and secondary schools is exempt from business tax. A percentage of revenue from our online degree program services and a majority percentage from our online tutoring programs are subject to value-added taxes. In July 2012, the Ministry of Finance and the State Administration of Taxation jointly issued a circular regarding the pilot collection of VAT in lieu of business tax in certain areas and industries in the PRC. Such VAT pilot program has been phased in Beijing, Jiangsu, Anhui, Fujian, Guangdong, Tianjin, Zhejiang, and Hubei between September and December 2012. Starting from September 1, 2012, the Group's six subsidiaries became subject to VAT at the rates of 6%, seven subsidiaries became subject to VAT at the rates of 3%, on certain service revenues which were previously subject to business tax. The value-added tax rebates are granted to us as part of the PRC government's strategy to encourage high technology development in the PRC, and are recorded as a component of revenue when the relevant compliance requirements are met. We are not subject to further obligations, nor to future refunds or reimbursements in connection with such value-added tax rebates. We incurred business taxes of RMB13.5million, RMB17.3 million and RMB15.7 million ($2.5 million) in 2010, 2011 and 2012, respectively. We accrued value-added tax rebates in the amounts of RMB9.3 million, RMB8.3 million and RMB12.2 million ($2.0 million) in 2010, 2011 and 2012, respectively.

A significant portion of our revenue is derived from a small number of customers. Our three largest customers, Chongqing University, Dongbei University of Finance and Economics and China Agricultural University accounted for 14.4%%, 11.2%% and 10.1%, of our net revenue in 2012 respectively. These same customers accounted for 13.1%, 10.7% and 11.3% of our net revenue in 2011, and 11.3%, 10.7% and 12.5%, of our revenue in 2010 respectively.

For the years ended December 31, 2010, 2011 and 2012, net revenue of RMB23.1 million, RMB25.0 million and RMB27.2 million, representing 59.5%, 57.3% and 55.7% of our total net revenue, respectively, was generated from our online degree programs services provided to our related parties, which are entities owned by or affiliated with the holders of noncontrolling interests ("NCI") in our subsidiaries. A summary of the holders of NCI and their respective interests in our subsidiaries as of December 31, 2012 is presented in the following table.

Our less-than-wholly-owned subsidiaries	Ownership percentage held by NCI	Holders of NCI
CMR Web-learning Co., Ltd.	30%	Rendashiji Technology Development Co., Ltd.(i) (30% as of December 31,2011)
Zhong Nongda Networks Development Co., Ltd.	45%	China Agricultural University (45% as of December 31,2011)
Dalian Dongcai Technology Co., Ltd.	30%	Dongbei University of Finance and Economics (30% as of December 31,2011)
Chongqing Chongda Yuanxing Co., Ltd.	49%	Chongqing University (49% as of December 31,2011)
Beijing Beiyuda Education Technology Co., Ltd.	49%	Beijing Language and Culture University (49% as of December 31,2011)
Beijing Mingdaoyuan Technology Co., Ltd.	49%	Central University of Finance and Economics (49% as of December 31,2011)
Shanghai Shangcai Education Technology Co., Ltd.	49%	Shanghai University of Finance Economics (49% as of December 31,2011)
Dongcai Online Training Center	30%	Dongbei University of Finance and Economics (30% as of December 31,2011)
Beijing Zhonglin Technology Co., Ltd.	49%	Asset Management Company of Beijing Forestry University (49% as of December 31,2011)
Fuzhou Haojiaoshi Distance Education Service Co., Ltd.	49%	Fujian Radio and TV University (49% as of December 31,2011)
Nanning HongchengXueyuan Technology Development Co., Ltd.	49%	Guangxi Radio and TV University (49% as of December 31,2011)
Hangzhou Hongcheng Education Training Service Co., Ltd.	40%	Xibing Ge and Yonghui Liu (40% as of December 31, 2011)
Beijing Haidian District New Door Training School	45%	China Agricultural University (45% as of December 31,2011)
Zhejiang Hongcheng Education Technology Co., Ltd.	49%	Zhejiang Normal University (49% as of December 31,2011)

(i)	Rendashiji Technology Development Co., Ltd., the holder of NCI in CMR Web-learning Co., Ltd., holds 1,745,000 and 1,745,000 ordinary shares of ChinaEdu Corporation, representing 3.7% and 3.7% of the total outstanding ordinary shares as of December 31, 2011 and 2012, respectively.

The primary business of our subsidiaries presented above is to provide online educational technical consulting and recruiting services to entities owned by or affiliated with their respective NCI holders. Net revenue generated from services provided to the related parties is presented in the following table.

	For the years ended December 31,
	2010	2011	2012
	RMB	RMB	RMB
	(In thousands)
Online degree programs:
Online Education School of Chongqing University	43,815	57,175	70,149
Online Education School of Dongbei University of Finance and Economics	41,757	46,459	54,576
Online Education School of China Agricultural University	48,482	49,068	49,394
Online Education School of Renmin University of China(i)	63,926	56,758	47,389
Online Education School of Beijing Language and Culture University	29,096	33,531	39,042
Online Education School of Central University of Finance and Economics	2,309	2,834	2,284
Guangxi Radio and TV University	319	251	1,585
Fujian Radio and TV University	1,830	3,747	5,191
Zhejiang Normal University	-	-	2,192
Total	231,534	249,823	271,802

(i) Renmin University of China is the owner of Rendashiji Technology Development Co., Ltd., which is the holder of NCI in CMR Web-learning Co., Ltd. and a shareholder of ChinaEdu Corporation.

Segment Information

We operate through four reporting segments that offer distinct educational services: online degree programs, online tutoring programs, private primary and secondary schools and international and elite curriculum programs.

The following table sets forth the net revenue for each segment and as a percentage of net revenue for the periods indicated.

	Years ended December 31,
	2010		2011		2012
	RMB	% of net revenue	RMB	% of net revenue	RMB	US$	% of net revenue
	(In thousands, except percentages)
Net revenue:
Online degree programs	310,005	79.7%	347,107	79.6%	393,343	63,135	80.5%
Online tutoring programs	23,669	6.1%	25,755	5.9%	25,266	4,055	5.2%
Private primary and secondary schools	41,054	10.6%	49,653	11.4%	59,937	9,620	12.3%
International and elite curriculum programs	14,114	3.6%	13,344	3.1%	9,776	1,569	2.0%
Total	388,842	100.0%	435,859	100.0%	488,322	78,379	100%

Online degree programs revenue. We generate our online degree programs revenue through various collaborative alliances and other arrangements with universities in China. We expect that we will continue to earn the substantial majority of our revenue and profits from this segment in the near future. Through collaborative alliances and other arrangements, we provide comprehensive services to our university partners, including academic program development, technology services, enrollment marketing, student support services and finance operations. We currently provide technical, recruiting and other services to 27 universities with online degree programs and provide services and support to 11 additional universities which are awaiting regulatory approval to launch their online programs. Among the 38 universities, 13 are structured as collaborative alliances (including six universities awaiting regulatory approval) and eight are structured as technology service agreements (including five universities waiting for regulatory approval). We also provide recruiting service to 23 universities (including six universities which are also our collaborative alliances or have entered into technology service agreements with us). Our collaborative alliances are based on long-term contracts that generally range from 15 years to 50 years.

As of December 31, 2012 our university partners had, in the aggregate, approximately 400,000 revenue students. The majority of our service fees are determined by the revenue-sharing arrangements we have with each university, as well as the terms that each university negotiates with the learning centers that provide recruiting enrollment and other student services for their online degree programs. University online degree programs generally require students to prepay tuition fees for a set number of credits at the outset of their enrollment. Under our service contracts with the universities, our service fees are calculated based upon a share of actual cash tuition received by the university after deducting certain expenses of the university, which consist of service fees paid to learning centers as well as any tuition refunds paid to students and administrative expenses. We provide technology and support services to our university partners’ online degree programs rather than directly to students. We are not responsible for academic instructional support and its associated costs. As a result, we recognize these service fees as revenue over the course of the relevant six-month academic semester for which we provide services to our university partners.

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

Private primary and secondary schools revenue. In 2005, we acquired three private primary and secondary schools in medium-sized cities in China: the Anqing School in Anqing, Anhui province, the Jingzhou School (Southern Campus) in Jingzhou, Hubei province; and the Pingdingshan School in Pingdingshan, Henan province. Our revenue from these schools is based on the number of students enrolled and tuition fees charged. The Anqing School had approximately 7,600 students for the 2012-2013 academic year. The Pingdingshan School had an enrollment of approximately 3,000 students in the 2012-2013 academic year. There is no definite expected enrollment period for Jingzhou School (Southern Campus) as construction has been delayed indefinitely.

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

International and elite curriculum programs revenue. Historically, we generated our revenue in this segment through a contractual arrangement with WITT to provide the FEC program that we offer to secondary schools in China and a contractual arrangement with BCIT to provide the BCIT program that we offer to polytechnic colleges in China. At the end of 2010, we introduced our U.S. college prep courses and K-12 elite program to meet growing demand for high-end programs. In these new programs, we offer complete solutions to help students to be more attractive candidates for U.S. universities. Our revenue in this segment depends upon the number of schools participating in the programs, the fees charged for the programs and the number of students enrolled in the programs. Our service fees from international curriculum programs are received from schools in the fall of each year on the basis of the number of students enrolled in the program at each school and are recognized ratably over the twelve-month period as our services are delivered. Our service fees from U.S. college prep courses and K-12 elite program are received throughout the year and are recognized on a straight-line basis during the service period. During the 2012-2013 academic year, approximately 1,700 students were enrolled in the international and elite curriculum programs.

Cost of Revenue

We record cost of revenue separately for each of our business segments. The following table sets forth our cost of revenue for each segment and as a percentage of our net revenue for the periods indicated.

	Years ended December 31,
	2010		2011		2012
	RMB	% of net revenue	RMB	% of net revenue	RMB	US$	% of net revenue
	(In thousands, except percentages)
Cost of revenue:
Online degree programs	101,906	26.2%	124,242	28.5%	137,689	22,101	28.2%
Online tutoring programs	6,101	1.6%	9,107	2.1%	11,861	1,904	2.4%
Private primary and secondary schools	30,279	7.8%	36,127	8.3%	42,713	6,856	8.7%
International and elite curriculum programs	9,416	2.4%	16,128	3.7%	9,846	1,580	2.0%
Total	147,702	38.0%	185,604	42.6%	202,109	32,441	41.4%

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

International and elite curriculum programs. Cost of revenue for international and elite curriculum program services consists primarily of compensation and benefits for teachers and university application consultants contracted for the program, rental costs and licensing and registration fees payable BCIT. The registration fees that we pay to BCIT are determined on the basis of the number of students enrolled in the program, and the licensing fees we pay to BCIT are based on the number and selection of subjects provided to the polytechnic schools. Our cost of revenue also include travel and lodging costs of students participating in the summer and winter programs abroad and travel and lodging related to training for senior employees, as well as costs associated with the amortization of intangible assets acquired through business combination.

Our cost of revenue also includes share-based compensation cost for employees directly engaged in revenue generation. Those costs were RMB0.8 million, RMB0.5 million and RMB0.5 million ($0.1 million) for 2010, 2011 and 2012, representing 0.6%, 0.3% and 0.2% of our total cost of revenue in each of these years, respectively.

In addition, the amortization of intangible assets acquired through business combinations directly used in revenue generation is included in our cost of revenue. Those costs from the amortization of intangible assets were RMB2.8 million, RMB2.4 million and RMB2.2 million ($0.4 million) for 2010, 2011 and 2012, representing 1.9%, 1.3% and 1.1% of our total cost of revenue in each of these periods, respectively.

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

	Years ended December 31,
	2010		2011		2012
	RMB	% of net revenue	RMB	% of net revenue	RMB	US$	% of net revenue
	(In thousands, except percentages)
Operating expenses
General and administrative	84,110	21.6%	93,950	21.6%	100,204	16,084	20.5%
Selling and marketing	37,632	9.7%	52,777	12.1%	48,407	7,770	9.9%
Research and development	37,358	9.6%	40,589	9.3%	40,512	6,503	8.3%
Intangible assets impairment					5,901	947	1.2%
Total	159,100	40.9%	187,316	43.0%	195,024	31,304	39.9%

General and administrative

Our general and administrative expenses consist primarily of employee compensation and benefits for the executive management team and employees not directly engaged in revenue generation such as human resources, finance, legal and investor relations functions. Our general and administrative expenses also include rent, administrative office expenses, depreciation and amortization of land use right. In addition, our general and administrative expenses also include share-based compensation expense for employees not directly engaged in revenue generation. Our share-based compensation expense included in general and administrative expenses was RMB2.8 million, RMB2.9 million and RMB4.2 million ($0.7 million) in 2010, 2011 and 2012, respectively, representing 3.3%, 3.1% and 4.2% of our total general and administrative expenses in these periods, respectively.

Selling and marketing

Our selling and marketing expenses consist primarily of employee compensation and benefits, advertising, industry conferences and travel. Other selling and marketing expenses include expenses associated with promotional activities and consulting fees.

Our selling and marketing expenses include the share-based compensation expense for employees working in sales and marketing. Our share-based compensation expense included in selling and marketing expenses was RMB2.2 million, RMB2.8 million and RMB3.1 million ($0.5 million) in 2010, 2011 and 2012, respectively, representing 6.0%, 5.2% and 6.4% of our total selling and marketing expenses in these periods, respectively.

Research and development

Our research and development expenses consist primarily of employee compensation and benefits and other personnel-related costs associated with development of new or enhanced technologies, products and services. Our research and development expenses also include share-based compensation expense for employees working in research and development. In 2010, 2011 and 2012, our research and development expenses have largely been related to our online degree programs and online tutoring programs. We expense all research and development costs when incurred.

Our share-based compensation expenses included in research and development were RMB0.5 million, RMB0.3 million and RMB0.5 million ($0.1 million) in 2010, 2011 and 2012, respectively. These amounts represents 1.2%, 0.7% and 1.2% of our total research and development expenses in these periods, respectively.

Share-Based Compensation Expenses

Share option compensation. We incurred share-based compensation expenses related to share options in the amounts of RMB5.5 million, RMB3.4 million and RMB3.8 million ($0.6 million) in 2010, 2011 and 2012, respectively. As of December 31, 2012, our unrecognized share-based compensation costs totaled RMB1.1 million ($0.2 million), which was expected to be recognized over a weighted average vesting period of 1.83 years.

Restricted share unit compensation. In September 2010, the compensation committee of our board of directors approved a Restricted Share Units, or RSU, awards program pursuant to the Equity Incentive Plan. Each RSU represents the contingent right of the participant to receive a share of common stock. In May and November 2012, the Compensation Committee of the Board of Directors of the Company approved two RSUs awards programs respectively pursuant to the Equity Incentive Plan. Each RSU represents the right of the participant to receive a share of common stock.

We incurred share-based compensation expenses related to restricted share unit of RMB4.5 million ($0.7 million) in the fiscal year 2012.

Our share-based compensation charges have been allocated to cost of revenue, general and administrative, selling and marketing and research and development expenses in line with the nature of the service rendered by the employee who received the benefit.

The allocation of share-based compensation expenses is listed in the table below:

	Years ended December 31,
	2010		2011		2012
		% of net		% of net			% of net
	RMB	revenue	RMB	revenue	RMB	US$	revenue
	(In thousands, except percentages)
Share-based compensation expenses:
Cost of revenue	815	0.21%	522	0.12%	488	78	0.10%
General and administrative	2,760	0.71%	2,909	0.67%	4,176	671	0.86%
Selling and marketing	2,248	0.58%	2,755	0.63%	3,103	498	0.64%
Research and development	460	0.12%	297	0.07%	491	79	0.10%
Total	6,283	1.62%	6,483	1.49%	8,258	1,326	1.69%

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gain. In addition, upon payments of dividends by us to our shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

BJ-BCIT and BJ-WITT are tax-exempt entities incorporated in the British Virgin Islands.

PRC

Our PRC entities, including subsidiaries and our affiliated entity or variable-interest entity, are generally subject to an enterprise income tax at 25% tax rate pursuant to the EIT Law. We had incurred net income before income tax of RMB109.0 million ($17.5 million) related to our PRC entities in 2012.

Under the EIT Law, our PRC entities qualifying as an HNTE are entitled to a tax rate of 15%.  CMR Web, Hongcheng Liye, Hongcheng Education, ZhongNongda Network, Beiyuda, Gotop Hongcheng, and Dongcai obtained the HNTE status in 2008 and renewed the HNTE status for an additional three years in 2011.  Hongcheng Technology and Chongda obtained the HNTE status in 2009, and 2010, respectively. Hongcheng Technology renewed the HNTE status for additional three years in 2012. Qualifying entities can apply to renew for an additional three years provided their business operations continue to qualify for the HNTE status.  We believe our qualifying entities will continue to obtain the renewal in the future.

As HNTEs located in Beijing, Hongcheng Education and Gotop Hongcheng are entitled to a three-year exemption from the EIT, followed by a preferential tax rate of 7.5% of the applicable tax rate in the next three years. Hongcheng Education was entitled to the reduced tax rate of 7.5% for 2009 and 2010. Gotop Hongcheng was entitled to the reduced tax rate of 7.5% for 2009, 2010 and 2011.

Beiyuda obtained the preferential tax rate approval from the local tax bureau and was exempt from taxes in 2009 and was entitled to a reduced tax rate of 7.5% for 2010 to 2012.

One of our subsidiaries, Chongda, which qualified as a "software enterprise" under the EIT law was entitled to a preferential tax rate of 12.5% for 2009 and 2010.

The preferential tax rates of our PRC entities which were used to calculate the tax provision based on our interpretation of the EIT Law as of the balance sheet date, are presented in the following table.

PRC entities	2010	2011	2012	2013	2014

CMR Web	15.0%	15.0%	15.0%	15.0%	15.0%
Hongcheng Liye	15.0%	15.0%	15.0%	15.0%	15.0%
Hongcheng Education	7.5%	15.0%	15.0%	15.0%	15.0%
Zhongnongda Networks	15.0%	15.0%	15.0%	15.0%	15.0%
Beiyuda	7.5%	7.5%	7.5%	15.0%	15.0%
Gotop Hongcheng	7.5%	7.5%	15.0%	15.0%	15.0%
Hongcheng Technology	15.0%	15.0%	15.0%	15.0%	15.0%
Dongcai	15.0%	15.0%	15.0%	15.0%	15.0%
Chongda	12.5%	15.0%	15.0%	15.0%	15.0%

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

We had net operating loss carry-forwards of RMB48.9 million from our PRC entities for 2012 that will expire on various dates between December 31, 2013 and December 31, 2017.

As of December 31, 2012, a valuation allowance of RMB13.3 million was provided against deferred tax assets resulting from deferred revenue and net operating loss carry-forwards of certain of our PRC entities due to our determination that it is more likely than not that these deferred tax assets related to the respective entities will not be realized.  Adjustments will be made to the valuation allowance if events occur in the future that indicate changes in the amount of deferred tax assets that may be realized.

We operate through multiple PRC entities and the valuation allowances are considered separately for each PRC entity. We do not file consolidated tax returns, and, therefore, losses and deferred taxes from one PRC entity may not be used to offset another entity's earnings or deferred taxes.

We recognized RMB3.7 million, RMB6.1 million and RMB8.8 million of accumulated impact of unrecognized tax benefit to accumulated deficits or profits as of December 31, 2010, 2011 and 2012, respectively.

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

Our subsidiaries located in the PRC had aggregate accumulated earnings of approximately RMB117.7 million as of December 31, 2012.  Since we have decided to reinvest those profits for future development, no provision has been made for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to us. Accordingly, no deferred tax liability has been accrued for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to us as of December 31, 2012.

Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of carrying amount over tax basis, including those differences attributable to a more than 50% interest in a domestic subsidiary. We have not recorded any such deferred tax liability attributable to the financial interest in our variable-interest entity because the variable-interest entity was in an accumulated loss position as of December 31, 2012.

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

(ii)   Student recruiting services, online technical services and enrollment marketing services

We also provide student recruiting, online technical, and enrollment marketing services through our learning center network for collaborative universities in China, including those universities to which we provide online education technical and consulting services. The amount of service fees earned is computed as a percentage of tuition fee, which we collect from students on behalf of the universities, based on the agreements entered into with the universities. Service fees received are initially recorded as deferred revenue and are recognized as revenue ratably over the Semester during which the Group provides the services.

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

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves us estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a certain period, we must include an expense within the tax provision in the statement of operations.

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

We make assumptions, judgments and estimates in the recognition and measurement of a tax position taken or expected to be taken in a tax return. These judgments, assumptions and estimates take into account current tax laws, our interpretation of current tax laws and possible outcomes of current and future audits conducted by domestic tax authorities. Changes in tax law or our interpretation of tax laws and the resolution of current and future tax audits could significantly impact the amounts of unrecognized, uncertain tax positions, if any, provided or to be provided for in our consolidated financial statements. Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. In general, PRC tax authorities have up to five years to conduct examination on our tax filings. Accordingly, our PRC subsidiaries' and affiliated entity’s tax filings for the tax years 2008 to 2012 remain open to examination by the respective taxing jurisdictions.

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

We have historically used the following assumptions on the date of grant or modification. During 2012, there were no options granted:

	2010	2011

Weighted average volatility rate	48.3%	47.6%
Weighted average risk-free interest rate	2.59%	1.18%
Weighted average expected option life (years)	6.0	6.0
Weighted average dividend yield	—	—
Weighted average fair value of ordinary share	$1.19	$0.84

(a)   Volatility

For options granted prior to 2011, the volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of the Company's ordinary shares and listed shares of comparable companies over a period comparable to the expected term of the options. For options granted in 2011, volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of the Company over the past years.

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

As of December 31, 2012, there were options outstanding for the purchase of 9,128,105 ordinary shares and options for the purchase of 140,701 ordinary shares available for future grant under our equity incentive plan. The share-based compensation expenses arising from the options we have granted are being recognized over the applicable vesting period, which typically is three years. We recognize the compensation costs for employee as net of an estimated forfeiture rate using the straight-line method, over the requisite service period of the award, which is generally the vesting period of the award. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of stock compensation expense to be recognized in future periods. A change in any of the terms or conditions of share options shall be accounted for as a modification of the plan. We calculate incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested options, we would recognize incremental compensation cost in the period of the modification occurred and for unvested options, we would recognize, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

We also grant RSUs to employees as stock based awards. The fair value of each RSU is measured on the grant date based on the market price of the stock on the grant date. 50%, 33.3% and 16.7% of the RSUs that were granted in September 2010 may vest based on achievement of gross revenue performance targets set for 2013, 2015 and 2016, respectively. All RSUs granted in May 2012 will vest at the end of the third year after the grant.75% and 25% of the RSUs granted in November 2012 will vest at the end of the third and fourth year after the grant respectively. We recognize compensation cost on the RSUs that granted in September 2010 based on the estimated probability of meeting the performance target and on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards. In the future, we may adjust our estimated probability of fulfill the performance target at the end of each reporting period. For the RSUs that granted in 2012, we recognize compensation costs based on a straight line basis over the requisite service period.

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

We have, through our wholly owned subsidiary, Hongcheng Technology, in the PRC, entered into contractual arrangements with Hongcheng Education, such that Hongcheng Education and its subsidiaries are considered variable interest entities for which we are considered primary beneficiary. These contractual arrangements include the Exclusive Technical Consulting and Service Agreement, Equity Pledge Agreements, Loan Agreements, Powers of Attorney, Shareholder Voting Rights Entrustment Agreements and Call Option Agreements. We believe that the Powers of Attorney are valid, binding and enforceable under existing PRC laws and regulations and enable Hongcheng Technology to vote on all matters requiring Hongcheng Education’s shareholder approval. We also believe that the Call Option Agreements provide us with a substantive kick out right. More specifically, we believe that the terms of the Call Option Agreements are exercisable and enforceable under current PRC laws and regulations, and the minimum amount of consideration permitted by the applicable PRC law to exercise such call option does not represent a financial barrier or disincentive for us to exercise our rights under the Call Option Agreements. Our rights under the Powers of Attorney and the Call Option Agreements give us the power to control the shareholders of Hongcheng Education and thus the power to direct the activities that most significantly impact Hongcheng Education’s economic performance. We believe that our ability to exercise control, together with the Exclusive Technical Consulting and Service Agreement and the Pledge Agreement, gives us the rights to receive substantially all of the economic benefits of Hongcheng Education and its subsidiaries in consideration for the services provided by Hongcheng Technology. Accordingly, as the primary beneficiary of Hongcheng Education and its subsidiaries and in accordance with US GAAP, we consolidate Hongcheng Education’s financial results and assets and liabilities in our consolidated financial statements.

As advised by our PRC counsel, (i) the ownership structures of our VIE and its subsidiaries, and our PRC subsidiary, are in compliance with existing PRC laws and regulations; and (ii) the contractual arrangements among our PRC subsidiary, our VIE, and the shareholders of our VIE are valid, binding and enforceable under, and will not result in any violation of, PRC laws or regulations currently in effect. However, our PRC legal counsel has also advised us that as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, the PRC regulatory authorities may take a view that is contrary to the above opinion of our PRC legal counsel. The relevant government authorities may have broad discretion in interpreting the PRC laws and regulations governing the validity of these contractual arrangements. See “Item 3. Key Information — D. Risk Factors — Risk Related to China’s Regulation of the Education and Telecommunication Sectors and Our Corporate Structure— We rely on contractual arrangements with our VIE to operate our private primary and secondary schools and to provide services to some of our university partners, which may not be as effective as direct ownership in providing operational control”, “— We may have to incur significant cost to enforce, or may not be able to effectively enforce, the contractual arrangements with our VIE and its shareholders in the event of a breach or non-compliance by our VIE or its shareholders”, and “— Certain shareholders of our VIE may have potential conflicts of interest with us, which may harm our business and financial condition”.

For the years ended December 31, 2010, 2011 and 2012, Hongcheng Education and its subsidiaries contributed in aggregate 22%, 22% and 22%, respectively, of our total net revenues. As of December 31, 2011 and 2012, Hongcheng Education and its subsidiaries accounted for an aggregate of 23% and 21%, respectively, of our total assets, and 18% and 17%, respectively, of our total liabilities.

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

Goodwill and Intangible Assets with Indefinite Lives

Goodwill represents the cost of an acquired business in excess of the fair value of identifiable tangible and intangible net assets purchased. We assign all the assets and liabilities of an acquired business, including goodwill, to reporting units. We perform our goodwill impairment test on December 31 of each year. In September 2011, the FASB issued an authoritative pronouncement related to testing goodwill for impairment. The guidance permits us to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. We have adopted this pronouncement since 2012. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, goodwill is then tested following a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. As of December 31, 2012, we had four reporting units: online degree segments, online tutoring programs, international and elite curriculum programs, and primary and secondary schools which was the only unit with no goodwill balances.

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

In determining the fair values of our reporting units as of December 31, 2012, we considered the discounted cash flow method, or DCF, of the income approach to be more reliable than other approaches. The discounted cash flow for each reporting unit was projected based on financial forecast developed by management for planning purposes. Cash flows beyond the forecast periods were estimated using a terminal value calculation, which incorporated historical and forecasted financial trends for each reporting unit. Specifically, the income approach valuation included a revenue projection with compound annual growth rate ranging from -10.0% to 16.4% during the five years from 2013 to 2017, a cash flow discount rate ranging from 20% to 28%, and a terminal value growth rate ranging from 0% to 3%. Publicly available information regarding the market capitalization of the Group was also considered in assessing the reasonableness of the fair value of the reporting unit estimated using the income approach valuation methodology. Based on the result of goodwill impairment test as of December 31, 2012, no impairment of goodwill was identified.

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

Recently issued accounting pronouncements adopted

In May 2011, the FASB issued an authoritative pronouncement on fair value measurement. The guidance is the result of joint efforts by the FASB and IASB to develop a single, converged fair value framework. The guidance is largely consistent with existing fair value measurement principles in U.S. GAAP. The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments, mainly including:

•	Highest-and-best-use and valuation-premise concepts for nonfinancial assets- the guidance indicates that the highest-and-best-use and valuation-premise concepts only apply to measuring the fair value of nonfinancial assets.

•	Application to financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risk - the guidance permits an exception to fair value measurement principles for financial assets and financial liabilities (and derivatives) with offsetting positions in market risks or counterparty credit risk when several criteria are met. When the criteria are met, an entity can measure the fair value of the net risk position.

•	Premiums or discounts in fair value measure - the guidance states that "premiums or discounts that reflect size as a characteristic of the reporting entity's holding (specifically, a blockage factor that adjusts the quoted price of an asset or a liability because the market's normal daily trading volume is not sufficient to absorb the quantity held by the entity) rather than as a characteristic of the asset or liability (for example, a control premium when measuring the fair value of a controlling interest) are not permitted in a fair value measurement.

•	Fair value of an instrument classified in a reporting entity's shareholders' equity - the guidance prescribes a model for measuring the fair value of an instrument classified in shareholders' equity; this model is consistent with the guidance on measuring the fair value of liabilities.

•	Disclosures about fair value measurements - the guidance expands disclosure requirements, particularly for Level 3 inputs. Required disclosures include:

o	For fair value measurements categorized in level 3 of the fair value hierarchy: (1) a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, (2) a description of the valuation process in place (e.g., how the entity decides its valuation policies and procedures, as well as changes in its analyses of fair value measurements, from period to period), and (3) a narrative description of the sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs.

o	The level in the fair value hierarchy of items that are not measured at fair value in the statement of financial position but whose fair value must be disclosed.

The guidance is to be applied prospectively and effective for interim and annual periods beginning after December 15, 2011, for public entities. Early application by public entities is not permitted. We adopted this pronouncement effectively January 1, 2012, which did not have a significant effect on our consolidated financial statements.

In June 2011, the FASB issued an authoritative pronouncement to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The guidance does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the guidance is effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. In December 2011, the FASB issued an authoritative pronouncement related to deferral of the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income. This guidance allows the FASB to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the FASB is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect update the pronouncement issued in June 2011. We adopted this guidance effective January 1, 2012 and presented the total consolidated statements of comprehensive income in two separate but consecutive statements.

In September 2011, the FASB issued an authoritative pronouncement related to testing goodwill for impairment. The guidance is intended to simplify how entities, both public and nonpublic, test goodwill for impairment. The guidance permits an entity to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if a public entity’s financial statements for the most recent annual or interim period have not yet been issued. We adopted this pronouncement effective January 1, 2012, which did not have a significant effect on our consolidated financial statements, as we chose to directly perform the two-step goodwill impairment test for 2012.

Recent accounting pronouncements not yet adopted

In February 2013, the FASB issued an authoritative pronouncement related to reporting of amounts reclassified out of accumulated other comprehensive income, to improve the transparency of reporting these reclassifications. Other comprehensive income includes gains and losses that are initially excluded from net income for an accounting period. Those gains and losses are later reclassified out of accumulated other comprehensive income into net income. The guidance expands the exiting disclosure requirement for reporting net income or other comprehensive income in financial statements, including:

•	Present (either on the face of the statement where net income is presented or in the notes) the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income - but only if the item reclassified is required under USGAAP to be reclassified to net income in its entirety in the same reporting period.
•	Cross-reference to other disclosures currently required under US GAAP for other reclassification items (that are not required under US GAAP) to be reclassified directly to net income in their entirety in the same reporting period. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is initially transferred to a balance sheet account (e.g., inventory for pension-related amounts) instead of directly to income or expense.

For public entities, the guidance is effective for reporting periods beginning after December 15, 2012. Early adoption is permitted. We will adopt this pronouncement on January 1, 2013, and do not expect the adoption of this pronouncement will have a significant impact on our financial condition or results of operations.

Results of Operations

The following table sets forth selected data from our consolidated statements of operations for the periods indicated.

	Years ended December 31,
	2010		2011		2012
	RMB	% of net revenue	RMB	% of net revenue	RMB	US$	% of net revenue
	(In thousands, except for percentages)
Net revenue:
Online degree programs	310,005	79.7%	347,107	79.6%	393,343	63,135	80.5%
Online tutoring programs	23,669	6.1%	25,755	5.9%	25,266	4,055	5.2%
Private primary and secondary schools	41,054	10.6%	49,653	11.4%	59,937	9,620	12.3%
International and elite curriculum programs	14,114	3.6%	13,344	3.1%	9,776	1,569	2.0%
Total net revenue	388,842	100%	435,859	100%	488,322	78,379	100.0%
Cost of revenue:
Online degree programs	101,906	26.2%	124,242	28.5%	137,689	22,101	28.2%
Online tutoring programs	6,101	1.6%	9,107	2.1%	11,861	1,904	2.4%
Private primary and secondary schools	30,279	7.8%	36,127	8.3%	42,713	6,856	8.7%
International and elite curriculum programs	9,416	2.4%	16,128	3.7%	9,846	1,580	2.0%
Total cost of revenue	147,702	38.0%	185,604	42.6%	202,109	32,441	41.4%
Gross profit:
Online degree programs	208,099	53.5%	222,865	51.1%	255,654	41,034	52.4%
Online tutoring programs	17,568	4.5%	16,648	3.8%	13,405	2,151	2.7%
Private primary and secondary schools	10,775	2.8%	13,526	3.1%	17,224	2,764	3.5%
International and elite curriculum programs	4,698	1.2%	(2,784)	(0.6)%	(70)	(11)	—
Total gross profit	241,140	62.0%	250,255	57.4%	286,213	45,938	58.6%
Gross profit margin:
Online degree programs	67.1%	—	64.2%	—	65.0%	65.0%	—
Online tutoring programs	74.2%	—	64.6%	—	53.1%	53.1%	—
Private primary and secondary schools	26.2%	—	27.2%	—	28.7%	28.7%	—
International and elite curriculum programs	33.3%	—	(20.9)%	—	(0.7)%	(0.7)%	—
Total gross profit margin	62.0%	—	57.4%	—	58.6%	58.6%	—
Operating expenses:
General and administrative	84,110	21.6%	93,950	21.6%	100,204	16,084	20.5%
Selling and marketing	37,632	9.7%	52,777	12.1%	48,407	7,770	9.9%
Research and development	37,358	9.6%	40,589	9.3%	40,512	6,503	8.3%
Intangible assets impairment	—	—	—	—	5,901	947	1.2%
Total operating expenses	159,100	40.9%	187,316	43.0%	195,024	31,304	39.9%
Income from operations	82,040	21.1%	62,939	14.4%	91,189	14,634	18.7%
Operating margin	21.1%		14.4%		18.7%	18.7%
Interest income	5,552	1.4%	8,843	2.0%	13,253	2,127	2.7%
Interest expense	(5)	—	—	—	—	—	—
Gain on disposal of subsidiaries	—	—	—	—	2,197	353	0.4%
Gain on consolidation of Hongcheng Xueyuan	260	0.1%	—	—	—	—	—
Investment income	1,071	0.2%	832	0.2%	1,460	234	0.3%
Other income	572	0.2%	1,003	0.2%	1,376	221	0.3%
Income before income tax and equity method investments	89,490	23.0%	73,617	16.9%	109,475	17,569	22.4%
Income tax provisions	13,333	3.4%	17,044	3.9%	26,427	4,242	5.4%
Net income before income from equity method investments	76,157	19.6%	56,573	13.0%	83,048	13,327	17.0%
Income from equity method investments, net of taxes	—	—	—	—	261	42	0.1%
Net income	76,157	19.6%	56,573	13.0%	83,309	13,369	17.1%
Less: net income contributable to the noncontrolling interests	36,840	9.5%	39,752	9.1%	45,338	7,277	9.3%
Net income attributable to ChinaEdu Corporation shareholders	39,317	10.1%	16,821	3.9%	37,971	6,092	7.8%

Year ended December 31, 2012 compared to the year ended December 31, 2011

Net Revenue.    Our total net revenue in 2012 was RMB488.3 million ($78.4 million), representing a 12.0% increase, compared to RMB435.9 million in 2011.

Online degree programs.     Net revenue from online degree programs in 2012 was RMB393.3 million ($63.1 million), representing a 13.3% increase from RMB347.1 million in 2011.  This increase was primarily attributable to strong enrollment growth in online degree programs in fiscal year 2012, particularly through our learning center network.  In aggregate, our university partners had approximately 400,000 revenue students in 2012, representing a 12.4% increase from approximately 356,000 revenue students in 2011.

Online tutoring programs.     Net revenue from our online tutoring business decreased by approximately 1.9% from RMB25.8 million in 2011 to RMB25.3 million ($4.1 million) in 2012. The decrease was primarily due tithe revenue related to barter transactions decreased from RMB4.5 million ($0.7 million) in 2011 to RMB0.1 million ($0.02 million) in 2012.Putting this factor aside, revenue from our traditional online tutoring business and the off-line one-on-one business was actually increased by 18.3% from RMB21.3 million ($3.4 million) in 2011 to RMB25.2 million ($4.0 million) in 2012.

Private primary and secondary schools.     Net revenue from our private primary and secondary school business increased by approximately 20.7% from RMB49.7 million in 2011 to RMB59.9 million ($9.6 million) in 2012. This was primarily due to increased student enrollments as well as tuition fees at the Anqing private school.

International and elite curriculum programs.    Net revenue from our international and elite curriculum programs decreased by approximately 26.7% from RMB13.3 million in 2011 to RMB9.8 million ($1.6 million) in 2012. This decrease was mainly attributable to a decrease in student enrollment as students participating in the international curriculum programs decreased from 1,800 in 2011 to 1,700 in 2012.

Cost of Revenue.    Total cost of revenue in 2012 was RMB202.1 million ($32.4 million), representing an increase of 8.9% as compared to RMB185.6 million in 2011.

Online degree programs.    Cost of revenue from our online degree programs in 2012 was RMB137.7 million ($22.1 million), representing a 10.8% increase from RMB124.2 million in 2011. The increase was primarily due to an increase in staff costs resulting from headcount increases across the Company, as well as an increase in courseware costs related to new training courses and the growth of students need. Additionally, the sales and service based model of our learning centers network results in a higher cost of sales. The more revenue generated from learning centers, the higher cost of revenue would incur.

Online tutoring programs.    Cost of revenue for our online tutoring programs increased by approximately 30.2% from RMB9.1 million in 2011 to RMB11.9 million ($1.9 million) in 2012. This increase was mainly due to increases in service costs and leasing costs.

Private primary and secondary schools.      Cost of revenue for our private primary and secondary schools increased by approximately 18.2% from RMB36.1 million in 2011 to RMB42.7 million ($6.9 million) in 2012. This was mostly attributable to the increased staff and transportation costs at our Anqing private school.

International and elite curriculum programs.    Cost of revenue for our international and elite curriculum programs decreased by approximately 39.0% from RMB16.1 million in 2011 to RMB9.8 million ($1.6 million) in 2011. This was primarily attributable to the decreases in staff costs and leasing costs in connection with the shrinking operation of our international and elite curriculum programs.

Gross Profit and Gross Margin.    Gross profit in 2012 was RMB286.2 million ($45.9 million) as compared with RMB250.3 million in 2011, representing an increase of 14.4%.  Gross margin in 2012 was 58.6%, as compared with gross margin of 57.4% in 2011.  Gross margin for the online degree programs was 65.0% in 2012 as compared with gross margin for the online degree programs of 64.2% in 2011.  The increase in gross margin was primarily due to the increased net revenue coupled with our stringent cost controls over the year.

Operating Expenses    Total operating expenses in 2012 were RMB195.0 million ($31.3 million), representing a 4.1% increase from RMB187.3 million in 2011. This increase was attributable primarily to the factors discussed below:

General and administrative expenses.   General and administrative expenses in 2012 were RMB100.2 million ($16.1 million), representing a 6.7% increase from RMB94.0 million in 2011.  The increase was mainly the result of (i) fines paid for early termination of a lease agreement; (ii) an increase in stock related expenses due to granting of restricted shares to staff; and (iii) an increase in conference participation and travel expenses.

Selling and marketing expenses.     Selling and marketing expenses in 2012 were RMB48.4 million ($7.8 million), representing an 8.3% decrease from RMB52.8 million in 2011.  The decrease was primarily attributable to a significant decrease in marketing activities surrounding international and elite curriculum programs.

Research and development.     Research and development expenses in 2012 were RMB40.5 million ($6.5 million), representing a 0.2% decrease from RMB40.6 million in 2011.

Intangible assets impairment. The Company incurred an intangible assets impairment charge in relation to the BCIT (British Columbia Institute of Technology) and FEC (Friendly Experimental Class) programs in the international and elite curriculum segment in the third quarter of 2012, resulting in an aggregate non-cash charge of RMB5.9 million ($0.9 million).

Share-based compensation.    Share-based compensation in 2012, which was allocated to the related cost of revenue and operating expenses, was RMB8.3 million ($1.3 million), representing an increase of RMB1.8 million from RMB6.5 million in 2011.

Income from operations.    Income from operations was RMB91.2 million ($14.6 million) in 2012, as compared to RMB62.9 million in 2011.And operating margin was 18.7% in 2012 as compared to 14.4% in 2011.

Interest income.    Interest income increased by 49.9% to RMB13.3 million ($2.1 million) in 2012, as compared to RMB8.8 million in 2011.  This increase was primarily attributable to an increase in cash and liquid investment balances and a higher effective interest rate in 2012 compared to 2011.

Income tax provision.   Income tax expense in 2012 was RMB26.4 million ($4.2 million), representing a 55.1% increase from RMB17.0 million in 2011.  The increase was primarily related to the increased profit before tax for the group in 2012.The 2012 effective tax rate was 24.1%, compared with 23.2% of 2011.

Net income attributable to noncontrolling interests.    Net income attributable to noncontrolling interests was RMB45.3 million ($7.3 million) in 2012, representing a 14.1% increase as compared to RMB39.8 million in 2011, which was primarily attributable to the noncontrolling interest impact related to the increase in net income from online degree programs in 2012.

Net income attributable to ChinaEdu.     Net income attributable to ChinaEdu was RMB38.0 million ($6.1 million) in 2012, compared with RMB16.8 million in 2011.

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

Since our initial public offering in December 2007, we have financed our operations primarily through cash flows from operations and our initial public offering. As of December 31, 2012, we had RMB478.0 million ($76.7 million) in cash and bank deposits and no borrowings. Our cash and bank deposits primarily consist of cash on hand, demand deposits and term deposits with original maturity terms of greater than three months but less than one year that are placed with banks and other financial institutions. A portion of the cash balances of our PRC-affiliated entity and its subsidiaries may be paid to us pursuant to our contractual arrangements with it and its subsidiaries for our technical and teaching support, enrollment system and other services. We may fund the cash needs of our PRC-affiliated entity from time to time.

We have not encountered any difficulties meeting our cash obligations to date.  Since we do not expect to make additional significant capital expenditures through the end of 2013, we believe that our current cash and cash equivalents and anticipated future cash flows from operations, will be sufficient to meet our presently anticipated cash needs.  We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek selling additional equity securities or debt securities or borrow from lending institutions.

In 2010, we completed construction of the new campus at the Anqing School.  We had outstanding capital commitments of approximately RMB64.8 million as of December 31, 2012 associated with the acquisition of Jingzhou School (Southern Campus). However, due to the ongoing delays that have prevented construction at Jingzhou School (Southern Campus), we are currently unable to estimate when the outstanding RMB64.8 million capital commitment will be paid. For details on our property renovation and construction plans, see “Item 4. Information on the company- D. Property plants and Equipment.”

The following table sets forth a summary of our cash flows for the periods indicated:

	Years ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
	(In thousands)
Net cash provided by operating activities	64,416	124,458	122,296	19,630
Net cash (used in) provided by investing activities	(63,126)	(22,249)	10,774	1,730
Net cash used in financing activities	(13,247)	(19,036)	(20,947)	(3,363)
Effect of exchange rate changes	(693)	80	53	9
Net changes in cash and cash equivalents	(12,650)	83,253)	112,176	18,006
Cash and cash equivalents at beginning of period	203,143	190,493	273,746	43,939
Cash and cash equivalents at end of period	190.493	273,746	385,922	61,945

Operating Activities

In 2012, we generated positive cash flow from operating activities of RMB122.3 million ($19.6 million), which was primarily derived from our net income of RMB83.3 million ($13.4 million), adjusted by the add-back of non-cash items of RMB42.6 million ($6.8 million) from a number of factors, including share-based compensation expenses of RMB8.3 million ($1.3 million), depreciation of RMB25.4 million ($4.1 million) and amortization of intangible assets and land use rights of RMB4.5 million ($0.7 million). These positive cash flows were offset by aggregate changes in our current assets and liabilities of RMB3.6 million ($0.6 million), which included an RMB20.9 million ($3.3 million) increase in accrued expenses and other current liabilities, an RMB22.5 million ($3.6 million) increase in amounts due to related parties and an RMB7.4 million ($1.2 million) increase in deferred revenue. Those positive factors were partially offset by the increase in amounts due from related parties of RMB64.3 million ($10.3 million) and the increase in accounts receivable of RMB3.8 million also ($0.6 million).

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

Investing Activities

In 2012, net cash provided by investing activities was RMB10.8 million ($1.7 million), which was primarily related to proceeds from the sale of short term investments in the amount of RMB26.2 million ($4.2 million), the maturity of term deposits in the amount of RMB6.1 million ($1.0 million) and proceeds from disposal of subsidiaries, net of cash disposed in the amount of RMB5.0 million ($0.8 million). These cash inflows were partially offset by the purchase of property and equipment in the amount of RMB12.4 million ($2.0 million) and the purchase of investments in the amount of RMB13.6 million ($2.2 million).

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

Financing Activities

Net cash used in financing activities in 2012 was RMB20.9 million ($3.4 million), primarily consisting of RMB21.4 million ($3.4 million) in cash dividends paid to noncontrolling shareholders and the repurchase of ordinary shares in the amount of RMB4.6 million ($0.7 million).  In addition, we received proceeds from exercise of share options in the amount of RMB5.1 million ($0.8 million).

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

Capital Expenditures

We made capital expenditures of RMB46.7 million, RMB39.7 million and RMB12.4 million ($2.0 million) in 2010, 2011 and 2012, respectively. These capital expenditures were primarily for the acquisition of land and buildings at our Pingdingshan School, Anqing School and Jingzhou School (Southern Campus) and for additional office space relating to our online degree programs. Each of our three private schools (Pingdingshan School, Anqing School and Jingzhou School (Southern Campus)) has associated properties that we either own or lease. We estimate that capital expenditures for fiscal year 2013 will be approximately RMB1.3 million ($0.2 million) at our Anqing School and Pingdingshan School.  As discussed above, because of the ongoing delays that have prevented construction at our Jingzhou School (Southern Campus), we do not currently anticipate incurring any capital expenditures in connection with the construction of the Jingzhou School (Southern Campus) in the near future, or at all.

Subsequent Events

Share repurchase

The Company repurchased an aggregate of 19,695,552 ordinary shares equivalent under the privately negotiated repurchase agreements conducted between January and February 2013 for a cash consideration of RMB229.1 million (equivalent of US$36.8 million) from the following borrowings, and all the repurchased shares were cancelled. The purchases were made at an average price of US$1.87 per ordinary share (US$5.60 per ADS) and were recorded as a reduction of ordinary shares and additional paid-in capital.

Revolving loan

In January 2013, the Company obtained a monthly revolving loan of RMB6.2 million (equivalent of US$ 1.0 million) with an annual interest rate of 1.21% from Credit Agricole (Suisse) SA, Hong Kong branch. The loan can be renewed monthly and was pledged by the corporate bonds of RMB10.0 million (equivalent of US$1.6 million) which are held by the Company with the same bank.

Credit facility agreement

The Company entered into a credit facility agreement ("Loan Agreement") with The Bank of East Asia, Limited ("BEA"), which includes Facility 1 of up to a maximum principal amount of RMB 160.0 million and Facility 2 of up to a maximum principal amount of US$10.0 million. The Company has with drawn RMB159.8 million of Facility 1 and the remaining RMB0.3 million was cancelled and fully withdrew the amount of Facility 2 on February 1, 2013.

The interest rate for the loan from Facility 1 is 4.5%, being defined at 0.5% plus BEA CNY Prime Rate as quoted by BEA from time to time; the interest rate for the loan from Facility 2 was 4.4455%, being defined at 4.2% plus 3-month London Interbank Offered Rate ("LIBOR") (0.2455% as of the date of loan withdrawn). Facility 1 is a three-year loan and Facility 2 is a one-year loan.

Facility 1 was secured by a standby letter of credit issued by BEA Beijing branch. The standby letter of credit was secured by a three-year cash pledge of RMB95.9 million and the collateralization of the Gehua building office. The security provided for Facility 2 is to maintain an RMB deposit with BEA Beijing branch for an amount with daily average balance of not less than RMB35.0 million throughout the loan life of the Facility 2 and a monitoring agreement regarding the RMB deposits maintained.

Among other things, the Credit facility agreement also contains covenants that require the Company to maintain:

·	Maintain the Group's consolidated tangible net worth of not less than RMB270.0 million;
·	Maintain the Group's consolidated total current assets to consolidated total current liabilities ratio not less than 1.2:1; and
·	Maintain the Group's consolidated net bank borrowings to its consolidated tangible net worth not greater than 0.75:1.

C.	Research and Development, Patents and Licenses, etc.

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

Our technology is based on the Microsoft platform for online degree, as well as other open source projects like computer algebra system (CAS), Sakai and LifeRay. Core supporting systems and training programs are implemented with Linux servers. Application software and databases are further supported by storage and back-up technologies. In addition to providing software solutions, along with maintenance support and customized development, we provide centralized system and network management services to our online degree program customers. Our production servers are hosted at a data center operated by China Telecom. In addition to the services provided by the data center (such as uninterrupted power supply), the servers are supported by advanced technologies to ensure security, scalability, reliability and expandability. Additionally, our bandwidth is scalable to accommodate spikes in user activity and content delivery network services by the top two providers are utilized to guarantee scalability and reliability.

Using advanced technologies, our system can identify errors and isolate failed servers automatically to minimize the interruption of our customers’ access to our services. Our websites are hosted at a third-party facility in Beijing. This facility provides redundant utility systems, a back-up electric generator and 24-hour server support. All our servers have redundant power supplies to maximize system and data availability. We regularly back-up our databases automatically on storage devices hosted at an Internet data center to minimize the impact of data loss due to system failures and we maintain back-up files offsite to facilitate disaster recovery.

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

F.	Tabular Disclosure of Contractual Obligations

Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2012.

	Payment Due by December 31
	Total	2013	2014	2015	2016	2017	Thereafter
	(In RMB thousands)
Operating lease obligations	15,976	7,987	3,562	1,608	1,540	1,279	—
Facility fees to a middle school (1)	14,400	1,200	1,200	1,200	1,200	1,200	8,400
Capital obligations for private primary and secondary schools (2)	66,016	1,264
Unrecognized tax benefit (3)	8,795

(1) These amounts represent the user fees that our Anqing School will pay to the Fourth Middle School of Anqing for the use of certain facilities of the Fourth Middle School of Anqing over the period set out in the related agreement.

(2) These amounts include the remaining portion of our capital commitments to the Jingzhou government for the expansion of the Jingzhou School (Southern Campus) (approximately RMB64.8 million ($10.4 million)), and also include RMB1.3 million ($0.2 million) has been contracted for the Anqing School and the Pingdingshan School’s constructions with third-party contractors in 2012. Since we do not know when construction will begin at the Jingzhou School, we are unable to reasonably estimate the timing of the capital commitment for the Jingzhou School.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “is expected to,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:

•	our anticipated growth strategies;

•	our future business development, results of operations and financial condition;

•	expected changes in our revenues and certain cost and expense items;

•	our ability to increase student enrollments and course fees and expand program, service and product offerings;

•	competition in the language training, test preparation, primary and secondary education, educational content, software and other technology development and online education markets;

•	risks associated with our offering of new educational programs, services and products and the expansion of our geographic reach;

•	risks associated with our existing development projects, including construction delays or cost overruns with respect to our pending campus construction projects and the build out of our learning center network, which may increase project costs, and the failure of the newly developed learning centers to perform as expected;

•	the expected increase in expenditures on education in China;

•	PRC laws, regulations and policies relating to private education and providers of private educational services; and

•	general economic, business and other market conditions in the PRC and worldwide, including the ability of the general global economy to recover timely from the current economic downturn.

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

Name	Age	Positions
Julia Huang	45	Executive Chairman of the Board of Directors
Shawn Ding	49	Chief Executive Officer, Director
Zonglian Gu	58	Director
Samuel Yen	42	Director
Min Fan	48	Director
Tianwen Liu	51	Director
Yixin Mei	42	Chief Financial Officer
Changqing Xie	50	Vice President
Xia Zhu	46	Vice President
Lingling Chen	40	Vice President
Honglan Zhang	48	Vice President

Julia Huang has served as our chairman since September 2007 and as our chief executive officer from June 2000 to January 2012. Prior to joining us, she served in various positions at Ernst & Young Management Consulting (New York) Group. Ms. Huang also served as a project manager at Merck &Co.. Ms. Huang holds an MBA from Columbia Business School with concentrations in finance and international business and a master’s degree in chemical engineering and microbiology from the University of Tennessee, Knoxville.

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

Zonglian Gu has served as one of our directors since March 2005. Mr. Gu joined CMR Web as general manager in November 2001. Mr. Gu also currently serves as the dean of Renmin University of China’s Online Education College, and was previously a professor at Renmin University of China and served as the vice dean of Renmin University of China Online Education College and vice dean of the Adult Education College Department of Renmin University of China. Mr. Gu holds a bachelor’s degree in international politics from Renmin University of China and has over 20 years of experience in the public education sector.

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

Tianwen Liu was elected as a director of our company in September 2008. Mr. Liu is the chairman and chief executive officer of iSoftStone Information Service Corporation. Mr. Liu founded iSoftStone, one of the fastest growing IT outsourcing companies in China. He has over 21 years of experience in the IT sector. Prior to iSoftStone, Mr. Liu co-founded AsiaEC.com in 1999, and led the effort to build the company from the ground up and grow it to become China's largest on-line office supply and services provider. Prior to AsiaEC.com, Mr. Liu served as the general manager of Siemens Business Services and Siemens Nixdorf Information Technologies from 1996-1999, where he was responsible for IT consulting, system integration, and outsourcing businesses in China. Before that, Mr. Liu worked for several consulting and IT companies in the U.S., including Bechtel and DEC. Mr. Liu holds a MBA from Massachusetts Institute of Technology, as well as a master’s degree in electrical engineering from the University of Massachusetts.

Yixin Mei joined our company as chief financial officer in November 2011. Prior to joining ChinaEdu, Mr. Mei was a senior manager in assurance and advisory services with Deloitte Touche Tohmatsu CPA Ltd., or Deloitte, in Beijing, China. Prior to joining Deloitte, Mr. Mei held senior manager and manager positions at Ernst & Young LLP and KPMG LLP, respectively, during his nine years in Canada and also served as a finance and administrative manager in Beijing for Kennametal Ltd., a company listed on the New York Stock Exchange, where he was responsible for financial reporting, strategic planning, treasury, risk management, investor and bank relations, corporate governance, taxation, audit and budgeting for Kennametal Ltd’s operations in China. Mr. Mei began his career as a corporate accountant for China Trust and Investment Corporation for Economic Development, a state-owned financial institution, in Beijing, where he was responsible for financial reporting. Mr. Mei holds a master's degree in finance from Renmin University of China in Beijing and a bachelor's degree in finance from Zhong Nan University of Finance and Economics in Wuhan, China. He earned his certified management accountant designation of the United States in 2003 and his Canadian chartered accountant designation in Edmonton, Canada in 2006.

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

Lingling Chen has served as a vice president of our company since 2009. She joined ChinaEdu in 2005 as the director of human resources and became the general manager of our 101 Online Tutoring programs in 2008. Prior to joining the company, Ms. Chen was the director of human resources at Tsinghua Tongfang. She has over 12 years of experience in human resources management and also received national license in psychology and professional teaching license. Ms. Chen received a bachelor's degree in history at Liaoning University in 1997.

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

B. Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2012, we paid aggregate cash compensation of approximately RMB5.9 million ($1.0 million) to our executive officers as a group. Aggregate cash compensation includes all salary, cash bonuses and housing allowances paid by us. Other than the grant of RSUs to purchase an aggregate of 963,000 of our ordinary shares, we did not provide any other non-cash compensation to our executive officers as a group in 2012. See “—Stock-Based Compensation Plans “and “Stock Incentive Plan-Restricted Share Units” for additional information. We paid aggregate cash compensation of approximately RMB0.2 million in 2012 to our three independent directors for their services as directors. Other than the grant of RSUs to purchase an aggregate of 27,000 of our ordinary shares, we did not provide any non-cash compensation to our non-executive or independent directors in 2012.

Stock-Based Compensation Plans

We amended our Equity Incentive Plan, or Amended Equity Incentive Plan, by a written resolution adopted by our compensation committee on August 18, 2010. Our Amended Equity Incentive Plan changed the annual increase in number of shares available for issuance under the equity incentive plan from 2% of our outstanding shares as of December 31st of the preceding year to 2.5% of the same. The other terms of the Amended Equity Incentive plan remain unchanged. The Amended Equity Incentive Plan provides for the grant of options as well as restricted shares and RSUs, referred to as “awards.” The purpose of the plan is to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants, and promote the success of our business.

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

Option Exercise and Termination of Awards. Share options granted under the plan may be exercised within the option period specified by our board of directors or the compensation committee (after it is established), which shall not be more than ten years from the date of option grant. If an option holder’s service terminates due to the option holder’s death or disability, the unvested portion of a share option is forfeited and the vested portion is still exercisable for a period of one year following the option holder’s death or disability or until the expiration of the option period (if sooner). If an option holder’s service ends for reasons other than death or disability, the unvested portion of a share option will be forfeited and the vested portion will be exercisable for a period of ninety days following the option holder’s termination or until the expiration of the option period (if sooner). Awards of restricted stock or RSUs that are unvested will be forfeited at the time of termination of service.

Third-Party Acquisition. If a third party acquires us through a merger or consolidation transaction in which we are not the surviving corporation, all outstanding share options will be substituted by the surviving or resulting corporation. We are authorized to cancel any outstanding options upon the effective date of any such transaction, provided that we notify each option holder of our intention to do so at least 30 days prior to the effective date of the transaction and permit the optionees to exercise their options in full during this period. We are also authorized to cancel any outstanding awards and pay or deliver to the holder an amount in cash or securities having a value equal to the formula or fixed price per share paid to shareholders in the case of restricted stock or RSUs. In the case of options, the holder will receive an amount equal to the product of the number of shares subject to the option multiplied by the amount, if any, by which the formula or fixed price per share paid to shareholders in the transaction exceeds the option exercise price applicable to such award.

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

As of April 19, 2013, our board of directors has authorized the issuance of up to 19,696,132 ordinary shares upon exercise of awards granted under our equity incentive plan, with an increase each year equal to 2.5% of the outstanding number of shares as of the immediately preceding year ended December 31. As of April 19, 2013, options to purchase 8,566,003 ordinary shares were outstanding and options to purchase 1,868,815 ordinary shares remained available for future option grants. The following table summarizes the outstanding option shares granted to our directors and executive officers as of April 19, 2013:

Name	Ordinary Shares Underlying Option Grant	Exercise Price ($/share)	Expiration Date
Julia Huang (1)	2,308,280	Vary from 1.09 to 2.25	Vary from March 2014 to December 2019
Shawn Ding (2)	2,401,280	Vary from 0.86 to 2.25	Vary from March 2014 to December 2019
Zhonglian Gu	*	Vary from 0.50 to 1.80	Vary from August 2013 to April 2017
Samuel Yen	*	1.80	January 2018
Min Fan	*	1.83	December 2017
Tianwen Liu	*	1.56	September 2018
Yixin Mei	*	1.80	November 2021
Changqing Xie	*	Vary from 0.86 to 1.80	Vary from December 2014 to March 2018
Xia Zhu	—	—	—
Lingling Chen	*	Vary from 1.26 to 2.25	Vary from August 2015 to December 2019
Honglan Zhang	*	Vary from 1.58 to 2.25	Vary from December 2015 to December 2019

* Director or executive officer who beneficially owns less than 1% of our ordinary shares outstanding as of April 19, 2013, including the ordinary shares underlying options exercisable by such person within 60 days .

(1) Ms. Huang designated the stock options that she beneficially owned to South Lead Technology Limited, a British Virgin Islands company.

(2) Mr. Ding designated the stock options that he beneficially owned to Moral Known Industrial Limited, a British Virgin Islands company.

Stock Incentive Plan-Restricted Share Units

In September 2010, the compensation committee of our board of directors approved a RSU awards program pursuant to the Amended Equity Incentive Plan. Each RSU represents the contingent right of the participant to receive an ordinary share. Up to 50%, 33.3% and 16.7% of the granted restricted shares may vest subject to our achievement of gross revenue performance target set for 2013, 2015 and 2016, respectively.

In May and November 2012, the Compensation Committee of the Board of Directors of the Company approved a Restricted Share Units ("RSUs") awards programs respectively pursuant to the Equity Incentive Plan. Each RSU represents the right of the participant to receive a share of ordinary share. All RSUs granted in May 2012 will be vested at the end of the third year after the grant, which is May 2015. 75% and 25% of the RSUs granted in November 2012 will be vested at the end of the third and fourth year after the grant, which is November 2015 and November 2016 respectively.

The following table summarizes, as of April 19, 2013, the RSUs granted under the program to our directors and executive officers:

Name	Number of Restricted Share Units	Price (US$/Share)	Vesting Dates
Julia Huang	750,000	—	2013, 2015 and 2016
Shawn Ding	873,000	—	2013, 2015 and 2016

Pension and Similar Benefits

Full-time employees of our company in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require us to accrue for these benefits based on certain percentages of the employees’ salaries. The total amount we have accrued under such employee benefits plans as of December 31, 2012 was approximately RMB36.0 million ($5.8 million).

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

Duties of Directors

 Under Cayman Islands law, our directors have a common law duty of loyalty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our fifth amended and restated memorandum and articles of association(as amended). The Cayman Islands courts ordinarily would be expected to follow English case law precedents which permit a minority shareholder to commence a representative action against or derivative actions in the name of the company to challenge (a) an act which is ultra vires the company or illegal; (b) an act which constitutes a fraud against the minority and the wrongdoers are themselves in control of the company; and (c) an irregularity in the passing of a resolution which requires a qualified (or special) majority.

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

Interested Transactions

Following a declaration being made pursuant to our fifth amended and restated articles of association (as amended), subject to any separate requirement for any audit committee approval under applicable law or the listing rules of the National Market of The Nasdaq Stock Market, Inc., and unless disqualified by the chairman of the relevant board meeting, a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such meeting.

Remuneration and Borrowing

The directors shall receive remuneration as the board may from time to time determine. Each director shall be entitled to be repaid or prepaid all traveling, hotel and incidental expenses reasonably incurred or expected to incurred by him in attending meetings of the board or committees of the board or general meetings or separate meetings of any class of shares or of debenture our company or otherwise in connection with the discharge of his duties as a director. The ordinary remuneration of the directors shall from time to time be determined by our company in general meeting and shall (unless otherwise directed by the resolutions by which it is voted) be divided amongst the board in such proportions and in such manner as the board of directors may agree or, failing agreement, equally, except that any director who shall hold office for part only of the period in respect of which such remuneration is payable shall be entitled only to rank in such division for a proportion of remuneration related to the period during which has held office. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors.

Subject to our fifth amended and restated memorandum and articles of association (as amended), the directors may exercise all the powers of our company to raise or borrow money and to mortgage or charge all or any part of our undertaking, property and assets (present and future) and uncalled capital of our company and, subject to the Companies Law, to issue debentures, bonds and other securities whether outright or as security for any debt, liability or obligation of our company or of any third party.

Qualification

A director is not required to hold any shares in our company in order to serve as a director.

Terms of Directors and Executive Officers

At each annual general meeting of the shareholders of our company, one-fourth of our directors for the time being (or if their number is not a multiple of four (4), the number nearest to but not greater than one-fourth) shall retire from office by rotation provided that the chairman of the board and/or the managing director of our company shall not, whilst holding such office, be subject to retirement by rotation or be taken into account in determining the number of directors to retire in each year. Notwithstanding the above and the provision under article 86(5) of our amended and restated articles of association (as amended), during any period from the date of an annual general meeting (including such date) to the date of the next annual general meeting (excluding such date), the total number of directors who retire by rotation or are removed from office pursuant to article 86(5) shall not be greater than one-third of the number of directors (or if their number is not a multiple of three (3), the number nearest to but not greater than one-third). A retiring director shall be eligible for re-election.

The service agreements for each of the directors do not provide for any special termination or severance benefits beyond what is required under the relevant laws of the PRC, nor do we have other arrangements with our directors regarding such matters.

D. Employees

We had 1,856 employees, 2,116 employees and 2,137 employees as of December 31, 2010, 2011 and 2012, respectively. The increase in our employee headcount from 2010 to 2012 was primarily due to the expansion of 101 Online School’s Beijing sales and product development team, the establishment of our learning center network, and the expansion of our technology team. The following table sets forth the number of our employees categorized by function and the percentage of each category of our total employees as of December 31, 2012.

	Employees	Percentage
Operations and program support	1,309	61.25%
Management and administration	396	18.53%
Research and development	265	12.4%
Selling and marketing	167	7.82%
Total number of employees	2,137	100.0%

We believe that our relations with our employees are good, and we have not experienced any significant labor disputes. Our employees are not represented by any collective bargaining agreements or labor unions.

We are required by PRC law to participate in various government sponsored benefit and pension programs for our employees. We are required to accrue a portion of the salaries, bonuses and certain other payments to our employees for these benefits. The total amount we have accrued under our employee benefits plans for the fiscal year 2012was approximately RMB36.0 million ($5.8 million).

Under our equity incentive plan, we granted certain employees options to purchase our ordinary shares. For a description of our equity incentive plan, see “—B. Compensation—Stock-Based Compensation Plans.”

E. Share Ownership

The following table sets forth information, as of April 19, 2013, with respect to the beneficial ownership of our ordinary shares held by:

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

	Ordinary Shares Beneficially Owned
	Number (1)	% (2)
Directors and Executive Officers
Julia Huang (3)	2,308,280	6.9
Shawn Ding (4)	2,401,280	7.1
Zonglian Gu (5)	1,965,000	5.8
Samuel Yen	*	*
Min Fan	*	*
Tianwen Liu	*	*
Yixin Mei	-	-
Changqing Xie	*	*
Xia Zhu	-	-
Lingling Chen	*	*
Honglan Zhang	*	*
All directors and executive officers as a group (11 persons)	7,507,160	22.3

Major Shareholders
The McGraw-Hill Companies, Inc.	3,377,336	10.0
Time Century Investments, Ltd	2,685,000	8.0
MLP Holdings Limited	2,000,000	5.9
Columbia Pacific Advisors, LLC(6)	1,759,383	5.2

*	Director or executive officer who beneficially owns less than 1% of our ordinary shares outstanding as of April 19, 2013.
(1)	Beneficial ownership of each listed person includes the shares such person has the right to acquire within 60 days.
(2)	Percentage of beneficial ownership of each listed person is based on 33,695,461 ordinary shares outstanding as of April 19, 2013 and the ordinary shares underlying options and warrants exercisable by such person within 60 days.
(3)	Represents ordinary shares underlying stock options exercisable within 60 days beneficially owned by Ms. Huang that have been designated to South Lead Technology Limited, a British Virgin Islands Company.
(4)	Represents ordinary shares underlying stock options exercisable within 60 days beneficially owned by Mr. Ding that have been designated to Moral Known Industrial Limited, a British Virgin Islands Company.
(5)	Represents 1,745,000 ordinary shares held by Rendashiji Technology Development Co., Ltd. and 220,000 ordinary shares underlying stock options exercisable within 60 days beneficially owned by Mr. Gu. Mr. Gu disclaims beneficial ownership of all of the shares held by Rendashiji Technology Development Co., Ltd., except to the extent of his pecuniary interest therein.
(6)	Based on the Schedule 13D/A filed by Columbia Pacific Advisors LLC, Alexander B. on February 4, 2013. The business address of Columbia Pacific Advisors LLC, Alexander B. Washburn reported on the Schedule 13D/A is 1910 Fairview Avenue East, Suite 200, Seattle, WA 98102-3620.

To our knowledge, we had a total of 11 record holders in the United States. Bank of New York, as the depositary of our ADS facility, was the only record holder of our ADSs representing ordinary shares in the United States, holding approximately 93.0% of our total outstanding ordinary shares. The number of beneficial owners of our ADSs in the United States is likely much larger than the number of record holders of our ordinary shares in the United States.

None of our existing shareholders have voting rights that differ from the voting rights of other shareholders after the closing of our initial public offering.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B. Related Party Transactions

Mr. Gu is the dean of Renmin University Online Education School and also the general manager of CMR Web, which is the collaborative alliance between Renmin University and the Company. As disclosed in Item 4.C. Organizational Structure, CMR Web is the Company's 70% owned subsidiary and the remaining 30% of CMR Web is owned by Rendashiji, a wholly-owned subsidiary of Renmin University of China. Mr. Gu is not a shareholder of Rendashiji, nor does he hold any management positions with Rendashiji. [See note 24 on page F-62 for details on the related party transaction between Online Education School of Renmin University of China and the Company.]

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

Contractual Arrangements with Respect to Hongcheng Education

Under the current PRC legal framework, foreign-invested companies are not permitted to invest in K-12 schools in China. We operate the two private primary and secondary schools through Hongcheng Education, and have entered into a series of agreements with Hongcheng Education and its shareholders, Mr. Changqing Xie, one of our officers, and Mr. Xueshan Yang, one of our former directors, in order to maintain effective control over, and receive the economic benefits of Hongcheng Education. Currently, each Mr. Xie and Mr. Yang holds 72% and 28% of the equity interest in Hongcheng Education, respectively. The material agreements that currently govern the relationship and economic arrangements between Hongcheng Education and us are described in greater detail below.

ChinaEdu and Changqing Xie Loan Agreement. We entered into a loan agreement with Mr. Xie on January 3, 2005 (and amended such agreement on July 12, 2005 and July 18, 2007), and another loan agreement with Mr. Xie on July 15, 2005 (and amended on July 18, 2007), pursuant to which agreements, we loaned Mr. Xie approximately $4.8 million to fund the registered capital requirements of Hongcheng Education. The terms of the loan are 20 years and may be extended with the consent of the parties. To the extent permitted under PRC law, the loan may only be repaid by Mr. Xie transferring all of his equity interests in Hongcheng Education to us (or our designee). Mr. Xie has agreed that we have the right to appoint all directors to the board of directors of Hongcheng Education to which Mr. Xie is entitled to appoint in his capacity as a shareholder of the entity.

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

Hongcheng Education, Changqing Xie, Xueshan Yang and Hongcheng Technology Shareholder’s Voting Rights Entrustment Agreement. Hongcheng Education, Mr. Xie and Mr. Yang and Hongcheng Technology entered into a shareholder’s voting rights entrustment agreement dated on July 12, 2005, pursuant to which Mr. Xie and Mr. Yang irrevocably entrusted Hongcheng Technology with the right to act as their proxies and vote their shares in Hongcheng Education. Mr. Xie entered into a second similar agreement with Hongcheng Education and Hongcheng Technology on December 20, 2005, which represents the additional equity interests in Hongcheng Education held by Mr. Xie after he subscribed additional registered capital on Hongcheng Education on December 15, 2005. These agreements will remain effective as long as Mr. Xie or Mr. Yang, respectively, remains a shareholder in Hongcheng Education.

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

Changqing Xie and Hongcheng Technology Equity Pledge Agreement. As security for Mr. Xie’s obligations under Call Option Agreements and Shareholder Voting Rights Entrustment Agreements with Hongcheng Technology and Hongcheng Education’s obligations under the technical consulting and services agreement with Hongcheng Technology, Mr. Xie pledged all of his equity interests in Hongcheng Education and all distributions arising from those interests to Hongcheng Technology under equity pledge agreements dated April 11, 2013.

Xueshan Yang and Hongcheng Technology Equity Pledge Agreements. As security for Mr. Yang’s obligations under Call Option Agreements and Shareholder Voting Rights Entrustment Agreements with Hongcheng Technology and Hongcheng Education’s obligations under the technical consulting and services agreement with Hongcheng Technology, Mr. Yang pledged all of his equity interests in Hongcheng Education and all distributions arising from those interests to Hongcheng Technology under equity pledge agreements dated April 16, 2013.

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

Item 9. The Offer and Listing

A. Offering and Listing Details

Our ADSs, each representing three of our ordinary shares, have been listed on the NASDAQ Global Market since December 14, 2007. Our ADSs trade under the symbol “CEDU.” For the period from December 14, 2007, the date of our initial public offering, to April 19, 2013, the trading price of our ADSs on the NASDAQ Global Market has ranged from $2.97 to $9.15 per ADS. The following table provides the high and low trading prices for our ADSs on the NASDAQ Global Market for each of the months since our initial public offering:

	Trading Price
	High	Low
	US$	US$
Annual Highs and Lows
2007 (from December 14, 2007)	9.15	8.00
2008	8.58	2.97
2009	8.40	4.15
2010	8.35	6.51
2011	7.92	4.62
2012	7.85	4.05
Quarterly Highs and Lows
January 1–March 31, 2011	7.92	6.33
April 1-June 30, 2011	7.51	6.09
July 1-September 30, 2011	6.62	4.62
October 1-December 31, 2011	6.20	5.20
January 1–March 31, 2012	7.85	5.69
April 1-June 30, 2012	7.35	5.25
July 1-September 30, 2012	6.47	4.05
October 1-December 31, 2012	6.45	4.20
January 1–March 31, 2013	8.36	5.08
Monthly Highs and Lows
2012
October	6.45	5.54
November	6.05	4.20
December	5.99	5.40
2013
January	5.99	5.08
February	8.36	5.40
March	8.16	6.97
April (through April 19,2013)	7.10	5.40

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs have been listed on the NASDAQ Global Market since December 14, 2007 under the symbol “CEDU.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We are an exempted company incorporated in the Cayman Islands and our corporate affairs are governed by our fifth amended and restated memorandum of association, sixth amended and restated articles of association and the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, which is referred to as the Companies Law below. The following is a summary of certain material provisions of our fifth amended and restated memorandum of association and sixth amended and restated articles of association in effect as of the date of this annual report insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is located at the offices of Codan Trust Company (Cayman) Limited at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY 1-1111, Cayman Islands.

Subject to the provisions of our fifth amended and restated memorandum of association, the objects for which our company is established are unrestricted and our company has and is capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by section 27(2) of the Companies Law.

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

Dividends

Subject to the Companies Law, our directors or our shareholders in a general meeting may declare dividends in any currency to be paid to our shareholders but no dividends shall be declared in excess of the amount recommended by our directors. Dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our directors determine is no longer needed. Our directors may also declare and pay dividends out of the share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law.

Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provide (i) all dividends will be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls will be treated for this purpose as paid up on the share, and (ii) all dividends will be apportioned and paid pro rata according to the amounts paid upon the shares during any portion or portions of the period in respect of which the dividend is paid.

Our directors may pay any fixed dividend which is payable on any shares half-yearly or on any other dates, whenever our profits, in the opinion of our directors, justifies such payment.

Our directors may deduct from any dividend or other moneys payable to a shareholder on or in respect of any shares all sums of money (if any) presently payable by such shareholder to us on account of calls or otherwise.

No dividend or other moneys payable by us on or in respect of any share will bear interest against us.

Whenever our directors or our shareholders in general meeting has resolved that a dividend be paid or declared on any class of our share capital, our directors may further resolve either (i) that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that the shareholders entitled thereto will be entitled to elect to receive such dividend(or part thereof if our directors so determine) in cash in lieu of such allotment, or (ii) that the shareholders entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as our directors may think fit. We may, upon the recommendation of the directors, by ordinary resolution resolve in respect of any one particular dividend that, notwithstanding the foregoing, a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to shareholders to elect to receive such dividend in cash in lieu of such allotment.

Any dividend, interest or other sum payable in cash to the holder of shares may be paid by cheque or warrant sent through post addressed to the holder at his registered address, or in the case of joint holders, addressed to the holder whose name stands first in the register of members in respect of the shares at his address as appearing in the register of members or addressed to such person and at such address as the holder or joint holders may in writing direct. Every such cheque or warrant will, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register of members in respect of such shares, and will be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn will constitute a good discharge to us notwithstanding that it may subsequently appear the same has been stolen or that any endorsement thereon has been forged.

All dividends or bonuses unclaimed for one year after having been declared may be invested or otherwise made use of by directors for the benefit of our company until claimed. Any dividend or bonuses unclaimed after a period of six years from the date of declaration shall be forfeited and revert to us.

Whenever our directors or our shareholders in general meeting has resolved that a dividend be paid or declared, our directors may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind, and in particular of paid up shares, debentures or warrants to subscribe for our securities or securities of any other company, or in any one or more of such ways. Where any difficulty arises in regard to such distribution, our directors may settle it as they think expedient. In particular, our directors may issue certificates in respect of fractions of shares, disregard fractional entitlements or round the same up or down, and may fix the value for distribution of such specific assets, or any part thereof, and may determine that cash payments will be made to our shareholders upon the footing of the value so fixed in order to adjust the rights of the parties and may vest any such specific assets in trustees as may seem expedient to our directors and may appoint any person to sign any requisite instruments of transfer and other documents on behalf of the persons entitled to the dividend, and such appointments are effective and binding on our shareholders.

Voting Rights

Subject to any special rights or restrictions as to voting for the time being attached to any shares by or in accordance with our fifth amended and restated articles of association (as amended), at any general meeting on a show of hands every shareholder present in person (or being a corporation, is present by a duly authorised representative), or by proxy shall have one vote and on a poll every shareholder present in person or by proxy or, in the case of a shareholder being a corporation, by its duly authorised representative shall have one vote for every fully paid share of which he is the holder.

Voting at any meeting of shareholders is by show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded. A poll may be demanded by: (a) the chairman of such meetings; or (b) by at least three shareholders present in person or by proxy for the time being entitled to vote at the meeting; or (c) by a shareholder or shareholders present in person or by proxy and representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting; or (d) by a shareholder or shareholders present in person or by proxy and holding shares conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

At any general meeting, two shareholders entitled to vote and present in person or by proxy or in the case of a shareholder being a corporation by its duly authorised representative representing not less than one-third in nominal value of the total issued voting shares throughout the meeting shall form a quorum for all purposes.

An annual general meeting shall be held in each year. Each general meeting, other than an annual general meeting, are called extraordinary general meeting. A majority of the board of directors or the chairman of the board may call extraordinary general meetings. Any one or more shareholders holding at the date of deposit of the requisition not less than one-tenth of our paid up capital carrying the right of voting at general meetings shall at all times have the right, by written requisition to our directors or the company secretary, to require an extraordinary general meeting to be called by our directors for the transaction of any business specified in such requisition.

An annual general meeting and any extraordinary general meeting may be called by not less than ten (10) clear days’ notice but a general meeting may be called by shorter notice, subject to the Companies Law, if it is so agreed:

(a)	in the case of a meeting called as an annual general meeting, by all the shareholders entitled to attend and vote thereat; and

(b)	in the case of any other meeting, by a majority in number of the shareholders having the right to attend and vote at the meeting, being a majority together having holding not less than ninety-five per cent. (95%) in nominal value of the issued shares giving that right.

A resolution is an ordinary resolution when it has been passed by a simple majority of votes cast by such shareholders as, being entitled to do so, vote in person or, in the case of any shareholder being a corporation, by it duly authorised representative or, where proxies are allowed, by proxy at a general meeting.A resolution is a special resolution when it has been passed by a majority of not less than two-thirds of votes cast by such shareholders as, being entitled to do so, vote in person or, in the case of such shareholders as are corporations, by their respective duly authorised representative or, where proxies are allowed, by proxy at a general meeting. A special resolution will be required for important matters such as a change of name or making changes to our fifth amended and restated memorandum and articles of association (as amended).

Transfer of Ordinary Shares

Subject to our fifth amended and restated articles of association (as amended), any shareholder may transfer all or any of his shares by an instrument of transfer in the usual or common form or in a form prescribed by National Market of The Nasdaq Stock Market, Inc. or in any other form approved by our directors.

Our directors may, in their absolute discretion, without giving any reason thereof, refuse to register, inter alia, a transfer of any share (not being a fully paid up share) to a person of whom they do not approve, a transfer of any share to more than four joint holders or a transfer of any share (not being a fully paid up share) on which we have a lien. Our directors may decline to recognize any instrument of transfer unless:

•	the instrument of transfer is lodged with us, accompanied by the relevant share certificate for the ordinary shares to which it relates and such other evidence as our directors may reasonably require to show the right of the transferor to make the transfer(and if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do);

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is duly and properly stamped, if applicable; and

•	a fee of such maximum sum as National Market of The Nasdaq Stock Market, Inc. may determine to be payable or such lesser sum as the directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers of shares may, after notice has been given by advertisement in an appointed newspaper or any other newspapers or by any other means in accordance with the requirements of National Market of The Nasdaq Stock Market, Inc. to that effect be suspended at such times and for such periods (not exceeding in the whole thirty days in any year) as our directors may determine.

Liquidation

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares (i) if we are wound up and the assets available for distribution amongst our shareholders are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess will be distributed pari passu amongst such shareholders in proportion to the amount paid up on the shares held by them, respectively, and (ii) if we are wound up and the assets available for distribution amongst the shareholders as such are insufficient to repay the whole of the paid-up capital, such assets will be distributed so that, as nearly as may be, the losses will be borne by the shareholders in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them, respectively. If we are wound up, the liquidator may with the authority of a special resolution and any other sanction required by the Companies Law, divide among our shareholders in specie or kind the whole or any part of our assets (whether they consist of property of the same kind or not) and may, for such purpose, set such value as the liquidator deems fair upon any one or more class or classes of property and may determine how such division will be carried out as between the shareholders or different classes of shareholders. The liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of the shareholders as the liquidator with the like authority thinks fit, but so that no contributory shall be compelled to accept any shares or other property in respect of which there is a liability.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Subject to the terms of our fifth amended and restated articles of association (as amended) and the terms of allotment, our directors may from time to time make calls upon shareholders in respect of any moneys unpaid on their shares (whether on account of the nominal value of the shares or by way of premium), and each shareholder shall (subject to being given at least 14 clear days’ written notice specifying the time and place of payment) pay to us as required by such notice the amount called on his shares.

If a call remains unpaid after it has become due and payable the directors may give to the person from whom it is due not less than 14 clear days’ notice (a) requiring payment of the amount unpaid together with any interest which may have accrued and which may still accrue up to the date of actual payment; and (b) stating that if the notice is not complied with the shares on which the call was made will be liable to be forfeited. If the requirements of any such notice are not complied with, any share in respect of which such notice has been given may at any time thereafter, before payment of calls and interest due in respect thereof has been made, be forfeited by a resolution of the directors to that effect, and such forfeiture shall include all dividends and bonuses declared in respect of the forfeited share but not actually aid before the forfeiture. .

Redemption of Shares

Subject to the provisions of the Companies Law, the rules of the National Market of The Nasdaq Stock Market, Inc., our fifth amended and restated memorandum and articles of association (as amended) and to any special rights conferred on the holders of any shares or class of chares, any shares may be issued with or have attached thereto such rights or restrictions as the directors may determine including without limitation on terms that they may be, or at our option or at the option of the holder are liable to be redeemed on such terms and in such manner as the directors may deem fit. Our ordinary shares are not subject to any redemption provisions.

Variations of Rights of Shares

Subject to the Companies Law and our fifth amended and restated articles of association (as amended), all or any of the special rights for the time being attached to the shares or any class of shares may, unless otherwise provided by the terms of issue of the shares of that class, be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. To every such separate meeting, all the provisions of our fifth amended and restated articles of association (as amended) relating to general meetings will apply, but so that (a) the necessary quorum will be a person or persons together holding, or representing by proxy not less than one-third in nominal value of the issued shares of that class; (b) every holder of shares of the class will be entitled on a poll to one vote for every such share held by such holder; and (c) that any holder of shares of that class present in-person or by proxy may demand a poll.

The special rights conferred upon the holders of any class of shares will not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Changes in Capital

We may from time to time by ordinary resolutions in accordance with the Companies Law:

•	increase the share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	without prejudice to the powers of the directors under our fifth amended and restated articles of association (as amended), divide our shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares attach thereto respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination by our shareholders in general meeting, as the directors may determine provided always that, for the avoidance of doubt, where a class of shares has been authorized by our company no resolution of the shareholders in general meeting is required for the issuance of shares of that class and the directors may issue shares of that class and determine such rights, privileges, conditions or restrictions attaching thereto as aforesaid;

•	sub-divide our existing shares, or any of them into shares of a smaller amount (subject, nevertheless, to the Companies Law), and may by such resolution determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may have any such preferred, deferred or other rights or be subject to any such restrictions as compared with the other or others as we have power to attach to unissued or new shares;

•	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

We may by special resolution, subject to any confirmation or consent required by the Companies Law, reduce our share capital or any capital redemption reserve in any manner permitted by law.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” and “Item 7.Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report on Form 20-F.

D. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation of Foreign Currency Exchange and Dividend Distribution.”

E. Taxation

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our company levied by the Government of the Cayman Islands except for stamp duties that may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. The Cayman Islands is not party to any double taxation treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our exposure to interest rate risk for changes in interest rates relates primarily to the interest receipts of excess cash deposited in banks. As of December 31, 2012, we had cash and cash equivalents of RMB385.9 million ($61.9 million). Cash and cash equivalents consist of cash on hand and in banks.

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

Credit Risk

The carrying amounts of cash and cash equivalents, term deposits, accounts receivable and amount due from related parties represent our principal exposure to credit risk in relation to our financial assets. As of December 31, 2012, substantially all of our cash and cash equivalents were held in uninsured accounts at major financial institutions located in China and Hong Kong that we believe are of acceptable credit quality. We have not used any derivative financial instruments to hedge interest rate risk.

Foreign Exchange Risk

Substantially all of our revenue generating operations are transacted in Renminbi, which is not fully convertible into foreign currencies and substantially all of our assets and liabilities are denominated in Renminbi. As a result, the conversion of our revenue into foreign currencies is subject to PRC regulatory restrictions on currency conversion and we are exposed to risks posed by fluctuations in the foreign exchange market. The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For almost two years after reaching a high against the U.S. dollar in July 2008, the Renminbi traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high. As a consequence, the Renminbi fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. On June 19, 2010, the PRC government announced that it would increase the Renminbi exchange rate flexibility and since that time the Renminbi has gradually appreciated against the U.S. dollar. However, it remains unclear how this flexibility might be implemented. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. To the extent we hold assets denominated in U.S. dollars through our PRC entities, any further appreciation of the Renminbi against the U.S. dollar could result in a charge to our income statement and a reduction in the RMB value of our U.S. dollar denominated assets. As of December 31, 2012, we had a Renminbi denominated cash and bank deposit balance of RMB476.4 million and a U.S. dollar denominated cash and bank deposit balance of US$0.2 million. Assuming we had converted the U.S. dollar denominated cash balance of US$0.1 million into Renminbi at the exchange rate of US$1.00 for RMB6.2301 as of December 31, 2012, this cash balance would have been RMB1.3 million. Assuming a further 1% appreciation of Renminbi against the U.S. dollar, this cash balance would have decreased slightly to RMB1.3 million as of December 31, 2012.

We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. See “Item 3. Key Information—D. Risk Factors—Risks Related to the People’s Republic of China—The fluctuation of the Renminbi may materially and adversely affect your investment.”

Inflation and Monetary Risk

Inflation in China has not had a material impact on our results of operations in recent years, but we can provide no assurance that we will not be affected in the future. According to the National Bureau of Statistics of China, the change in Consumer Price Index in China was negative 4.4%, 5.5% and 2.6% in 2010, 2011 and 2012, respectively.

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

We have used or intend to use the net proceeds received from our initial public offering for the following purposes:

Online degree programs

•	approximately $7.4 million to develop our learning center network, of which approximately $5.9 million has been used as of April 19, 2013 in connection with the opening of 122 learning centers;

•	approximately $5 million to expand our existing lines of business, including the funding of new collaborative alliances with university partners, of which approximately $3.7 million of which had been used as of April 19, 2013;

Online tutoring programs

•	approximately $1.0 million to fund our acquisition of the remaining 20% equity interest in 101 online school, all of which was used in May 2008;

Private Primary and Secondary schools

•	approximately $11.7 million had been used to complete the construction of the new campuses at our Jingzhou School (Southern Campus) and Anqing School, as of June 10, 2011;

Headquarter real estate

•	approximately $3.7 million to repay the loan incurred in connection with the acquisition of the new office building for our headquarters, which amounts were paid in July 2008; and

Share Repurchase

•	approximately $11.0 million to repurchase ordinary shares from Tiger Global, a former majority shareholder, approximately $5.0 million to repurchase ordinary shares according to our share repurchase plan from July 2008 to December 2009, and approximately $3.0 million has been used to repurchase ordinary shares from time to time through May 1, 2012 according to our share repurchase plan. In addition, a share repurchase program has been approved in May 2011 and December 2012 to repurchase $10.0 million and $40.0 million of the outstanding ordinary shares respectively.

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

As of April 19, 2013, approximately $45.0 million of the net offering proceeds from our initial public offering had been applied.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our chief executive officer and chief financial officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) of the Exchange Act as of the end of the period covered by this annual report. They have concluded that, as of the end of the fiscal year covered by this annual report, our disclosure controls and procedures were designed, and were effective, to give reasonable assurance that the information required to be disclosed by us in reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and were also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2012 using criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, our management has concluded that the internal control over financial reporting was effective as of December 31, 2012 based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our independent registered public accounting firm, as stated in its report included on page F-1.

Changes in Internal Control over Financial Reporting

There were no changes in our company’s internal control over financial reporting (as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934) during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our company’s internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of ChinaEdu Corporation

We have audited the internal control over financial reporting of ChinaEdu Corporation, its subsidiaries, its variable interest entity ("VIE") and VIE’s subsidiaries (collectively the “Group”) as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2012 of the Group and our report dated April 25, 2013 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule and included an explanatory paragraph referring to the Group's retrospective application of the authoritative guidance regarding the presentation of comprehensive income.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

April 25, 2013

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

Item 16C. Principal Accountant Fees and Services

At the direction of the government of the People’s Republic of China in accordance with the Scheme of the Localization Restructuring of Chinese-Foreign Cooperative Accounting Firms, Deloitte Touche Tohmatsu CPA Limited, our principal external auditors, has restructured to a new partnership and changed its name to Deloitte Touche Tohmatsu Certified Public Accountants LLP, effective from January 1, 2013. Deloitte Touche Tohmatsu Certified Public Accountants LLP has succeeded Deloitte Touche Tohmatsu CPA Limited for all purposes and assumed all of the obligations and rights of Deloitte Touche Tohmatsu CPA Limited with effect from January 1, 2013. Deloitte Touche Tohmatsu CPA Limited and Deloitte Touche Tohmatsu Certified Public Accountants LLP are herein after referred to as “Deloitte”.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte, our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	Years ended December 31,
	2011	2012
	(In thousands, in RMB)
Audit fees (1)	6,194	6,371
Audit-related fees (2)	—	—
Tax fees (3)	—	—
All other fees (4)	—	—

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by Deloitte for the audit of our annual financial statements and the review of our comparative interim financial statements.

(2)	“Audit-related fees” represents aggregate fees billed for professional services rendered by Deloitte for the assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”

(3)	“Tax fees” represents the aggregated fees billed for professional services rendered by Deloitte for tax compliance, tax advice, and tax planning.

(4)	“All other fees” comprise fees for all other services provided by Deloitte, other than those services covered in footnotes (1) to (3) above.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte including audit services, audit-related services, tax services and other services as described above. All audit and non-audit services disclosed in the table above were pre-approved by the audit committee, or the full board of directors in the event such services were pre-approved prior to the formation of the audit committee.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The table below is a summary of the shares repurchased by us as of December 31, 2012.

			Total	Approximate
			Number of	Dollar Value
			Shares	of
			Purchased	Shares that
			as	May Yet Be
			Part of	Purchased
	Total	Average	Publicly	Under
	Number of	Price Paid	Announced	the Plans or
	Shares	per Share	Plans or	Programs (2)
Period	Purchased	(US$)	Programs (2)	(US$)
July 1, 2008 – July 31, 2008	210,834	1.31	210,834	4,723,453
August 1, 2008 – August 31, 2008	575,010	1.30	575,010	3,977,001
September 1, 2008 – September 30, 2008	733,401	1.54	733,401	2,846,059
October 1, 2008 – October 31, 2008	518,793	1.27	518,793	2,185,501
November 1, 2008 – November 30, 2008 (1)	1,626,058	1.34	107,109	2,053,038
December 1, 2008 – December 31, 2008	38,487	1.43	38,487	1,998,025
2008 Total	3,702,583	1.35	2,183,634	1,998,025
January 1, 2009 – January 31, 2009 (1)	6,845,685	1.32	-	1,998,025
October 1, 2009 – October 31, 2009	150,996	2.32	150,996	1,647,950
December 1, 2009 – December 31, 2009	832,119	2.17	832,119	—
2009 Total	7,828,800	1.43	983,115	—
June 1, 2010 – June 30, 2010	13,644	2.28	13,644	2,968,959
November 1, 2010 – November 30, 2010	838,500	2.34	838,500	1,004,074
2010 Total	852,144	2.34	852,144	1,004,074
May 1, 2011 – May 31, 2011	365,340	2.21	365,340	10,196,672
June 1, 2011 – June 30, 2011	33,852	2.15	33,852	10,123,992
July 1, 2011 – July 31, 2011	73,476	2.11	73,476	9,968,821
August 1, 2011 – August 31, 2011	60,972	2.12	60,972	9,839,429
December 1, 2011 – December 31, 2011	56,565	1.93	56,565	9,730,416
2011 Total	590,205	2.16	590,205	9,730,416

June 1, 2012– June 30, 2012	30,273	1.97	30,273	9,670,830
July 1, 2012 – July 31, 2012	177,981	1.82	177,981	9,346,393
August 1, 2012 – August 31, 2012	26,862	1.61	26,862	9,303,127
December 1, 2012 – December 31, 2012	141,645	1.84	141,645	49,042,028
2012 Total	376,761	1.83	376,761	49,042,028

(1)	Pursuant to a share repurchase agreement entered into with Tiger Global in November 2008, we agreed to purchase from Tiger Global an aggregate of 8,364,634 ordinary shares (2,788,211 ADSs) at US$1.3167 per ordinary share ($3.95 per ADS), for an aggregate purchase price of RMB75.3 million ($11.0 million). The agreement also stipulated that all warrants held by Tiger Global, which represented the right to purchase an aggregate of 1,768,300 ordinary shares, would be cancelled. As of December 31, 2008, we had repurchased and cancelled 1,518,949 ordinary shares and 321,109 warrants for an aggregate consideration of RMB13.7 million ($2.0 million). Subsequent to December 31, 2008, we repurchased and cancelled 6,845,685 ordinary shares and 1,447,191warrants for an aggregate consideration of RMB61.6 million ($9.0 million) in January 2009.

(2)	In June 2008, our board of directors approved a share repurchase program over a period of 12 months for the repurchase up to $5.0 million of our outstanding ADSs. The share repurchase program has expired in December 2009. In April 2010, our board of directors approved a share repurchase program to repurchase up to $3.0 million of our outstanding ADSs from time to time through May 1, 2012. In May 2011, our board of directors approved a share repurchase program to repurchase up to $10.0 million of our outstanding ADSs from time to time through May 2013. In December 2012, our board of directors approved a share repurchase program to repurchase up to $40.0 million of our outstanding ADSs or ordinary shares from time to time and no expiry date was stipulated for the repurchase.

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

Item 18. Financial Statements

The consolidated financial statements of ChinaEdu Corporation are included in this annual report beginning on page F-1.

Item 19. Exhibits

Exhibit Number	Description of Document

1.1	Form of Fifth Amended and Restated Memorandum of Association (incorporated by reference to Exhibit 3.1 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

1.2	Form of Sixth Amended and Restated Articles of Association (incorporated by reference to Exhibit 1.2 from our annual report on Form 20-F filed with the SEC on June 22, 2011)

2.1	Form of Deposit Agreement among Registrant, depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.1 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

2.3	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.3 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

3.1	English Translation of Shareholder’s Voting Rights Entrustment Agreement among Hongcheng Technology, Yang Xueshan, Xie Changqing and Hongcheng Education dated July 12, 2005 (incorporated by reference to Exhibit 10.22 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

3.2	English Translation of Shareholder’s Voting Rights Entrustment Agreement among Hongcheng Technology, Xie Changqing and Hongcheng Education dated December 20, 2005 (incorporated by reference to Exhibit 10.23 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.1	Form of Amended Equity Incentive Plan, dated March 2009, approved by shareholders at the Extraordinary General Meeting on March 6, 2009 (incorporated by reference to Exhibit 4.1 from our annual report on Form 20-F (File No. 001-33858), filed with the SEC on June 30, 2009)

Exhibit Number	Description of Document

4.2	Form of Indemnification Agreement between the Registrant and its officers and directors (incorporated by reference to Exhibit 10.2 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.3	Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.4	Fourth Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.4 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.5	English Translation of Loan Agreement between Registrant and Xie Changqing dated July 15, 2005 (incorporated by reference to Exhibit 10.5 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.6	English Translation of Supplementary Agreement to Loan Agreement between Registrant and Xie Changqing dated July 18, 2007 (incorporated by reference to Exhibit 10.6 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.7	English Translation of Amended and Renewed Loan Agreement between Registrant and Xie Changqing dated July 12, 2005 (incorporated by reference to Exhibit 10.7 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.8	English Translation of Supplementary Agreement to Amended and Renewed Loan Agreement between Registrant and Xie Changqing dated July 18, 2007 (incorporated by reference to Exhibit 10.8 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.9	English Translation of Amended and Renewed Loan Agreement between Registrant and Yang Xueshan dated June 2005 (incorporated by reference to Exhibit 10.9 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.10	English Translation of Supplementary Agreement to Amended and Renewed Loan Agreement between Registrant and Yang Xueshan dated July 18, 2007 (incorporated by reference to Exhibit 10.10 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.11	English Translation of Equity Pledge Agreement among Hongcheng Technology, Xie Changqing and Yang Xueshan dated July 12, 2005 (incorporated by reference to Exhibit 10.15 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.12	English Translation of Supplementary Agreement to Equity Pledge Agreement among Hongcheng Technology, Xie Changqing and Yang Xueshan dated July 18, 2007 (incorporated by reference to Exhibit 10.16 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.13	English Translation of Equity Pledge Agreement between Hongcheng Technology and Xie Changqing dated December 20, 2005 (incorporated by reference to Exhibit 10.19 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.14	English Translation of Supplementary Agreement to Equity Pledge Agreement between Hongcheng Technology and Xie Changqing dated July 18, 2007 (incorporated by reference to Exhibit 10.20 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

Exhibit Number	Description of Document

4.15	English Translation of Call Option Agreement among Hongcheng Technology, Yang Xueshan and Xie Changqing dated July 12, 2005 (incorporated by reference to Exhibit 10.24 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.16	English Translation of Call Option Agreement between Hongcheng Technology and Xie Changqing dated December 20, 2005 (incorporated by reference to Exhibit 10.26 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.17	English Translation of Power of Attorney executed by Yang Xueshan dated July 12, 2005 (incorporated by reference to Exhibit 10.27 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.18	English Translation of Power of Attorney executed by Wang Gongquan dated July 12, 2005 (incorporated by reference to Exhibit 10.28 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.19	English Translation of Power of Attorney executed by Xie Changqing dated July 12, 2005 (incorporated by reference to Exhibit 10.30 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.20	English Translation of Power of Attorney executed by Xie Changqing dated December 20, 2005 (incorporated by reference to Exhibit 10.31 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.21	English Translation of Technical Consulting and Services Agreement between Hongcheng Technology and Xiandai Technology dated July 18, 2007 (incorporated by reference to Exhibit 10.32 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.22	English Translation of Technical Consulting and Services Agreement between Hongcheng Technology and Hongcheng Education dated July 18, 2007 (incorporated by reference to Exhibit 10.33 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.23	English Translation of Collaborative Alliance Contract between the Company and Renda Century dated October 22, 2002 (incorporated by reference to Exhibit 10.34 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.24	English Translation of Service Agreement between Renda Online School and CMR dated March 31, 2003 (incorporated by reference to Exhibit 10.36 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.25	English Translation of Memorandum of Understanding (Regarding Service Fee Payment) between Renda Online School and CMR dated May 16, 2003 (incorporated by reference to Exhibit 10.37 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.26	English Translation of Memorandum of Understanding between Renda Online School, CMR, Renda Century and the Company dated March 31, 2003 (incorporated by reference to Exhibit 10.38 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.27	English Translation of Memorandum of Understanding (Regarding Service Fee Alteration) between Renda Online School and CMR dated May 16, 2003 (incorporated by reference to Exhibit 10.39 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

Exhibit Number	Description of Document

4.28	English Translation of Collaborative Alliance Contract among China Agriculture University, Hongcheng Liye, Shanghai SVA Communication Co., Ltd. and Beijing CAU Technological Enterprise Incubator Co., Ltd. dated April 28, 2005 (incorporated by reference to Exhibit 10.40 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.29	English Translation of Cooperation Agreement between Zhong Nongda Networks Development Co., Ltd. and China Agriculture University dated December 12, 2005 (incorporated by reference to Exhibit 10.41 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.30	English Translation of Service Agreement between China Agriculture University and Zhong Nongda Networks Development Co., Ltd dated April 28, 2005 (incorporated by reference to Exhibit 10.42 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.31	English Translation of Memorandum of Service Agreement between China Agriculture University and Zhong Nongda Networks Development Co., Ltd. dated April 28, 2005 (incorporated by reference to Exhibit 10.43 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.32	English Translation of Collaborative Alliance Contract between Hongcheng Liye and Dongbei University of Finance and Economics dated May, 2003 (incorporated by reference to Exhibit 10.44 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.34	English Translation of Supplementary Agreement to Collaborative Alliance Contract between Hongcheng Liye and Dongbei University of Finance and Economics dated May, 2003 (incorporated by reference to Exhibit 10.45 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.35	English Translation of Service Agreement between Dongbei University of Finance and Economics and Dalian Dongcai Technology Development Co., Ltd. dated June 26, 2003 (incorporated by reference to Exhibit 10.46 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.36	English Translation of Licensing Agreement between Dalian Dongcai Technology Development Co., Ltd, and Hongcheng Technology Development Co., Ltd. dated September 18, 2003 (incorporated by reference to Exhibit 10.47 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

8.1*	List of subsidiaries of ChinaEdu Corporation

10.1	Equity Incentive Plan (incorporated by reference to Exhibit 10.1 from our annual report on Form 20-F filed with the SEC on June 22, 2011)

12.1*	Certification of Chief Executive Officer required by Rule 13a-14(a)/15d-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of Chief Financial Officer required by Rule 13a-14(a)/15d-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification of Chief Executive Officer required by Rule 13a-14(b)/15d-14(b) under the Exchange Act, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document

13.2*	Certification of Chief Financial Officer required by Rule 13a-14(b)/15d-14(b) under the Exchange Act, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP.

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith

**	XBRL (eXtensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINAEDU CORPORATION

By:	/s/ Shawn Ding
Name:	Shawn Ding
Title:	Chief Executive Officer

Date: April 25, 2013

CHINAEDU CORPORATION

Report of Independent Registered

Public Accounting Firm and

Consolidated Financial Statements

For the years ended December 31, 2010, 2011 and 2012

CHINAEDU CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS

AND SHAREHOLDERS OF CHINAEDU CORPORATION

We have audited the accompanying consolidated balance sheets of ChinaEdu Corporation (the "Company"), its subsidiaries, its variable interest entity ("VIE"), and its VIE's subsidiaries (collectively, the "Group") as of December 31, 2011 and 2012 and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2012, and the related financial statement schedule included in Schedule I. These financial statements and financial statement schedule are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2011 and 2012 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, such statements have been adjusted for the retrospective application of the authoritative guidance regarding the presentation of comprehensive income, which was adopted by the Group on January 1, 2012.

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of the readers.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 25, 2013 expressed an unqualified opinion on the Group's internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People's Republic of China

April 25, 2013

CHINAEDU CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands, except share-related data)

	As of December 31,
	2011	2012	2012
	RMB	RMB	US$
Assets

Current assets:
Cash and cash equivalents	273,746	385,922	61,945
Term deposits	98,163	92,028	14,772
Short-term investments	34,648	23,575	3,784
Accounts receivable	31,478	34,917	5,605
Prepaid expenses and other current assets	22,725	23,455	3,763
Amounts due from related parties-current	238,016	260,184	41,762
Deferred tax assets-current	5,697	9,571	1,536

Total current assets	704,473	829,652	133,167

Property and equipment, net	239,210	238,563	38,292
Amounts due from related party-non-current	-	41,979	6,739
Land use rights	26,657	26,049	4,181
Deposits paid for acquisition of property and equipment	17,902	3,873	622
Deferred tax assets - non-current	8,217	2,085	335
Long-term investments	-	801	129
Rental deposits	2,213	1,497	240
Acquired intangible assets, net	63,638	54,499	8,748
Goodwill	43,255	43,255	6,943

Total assets	1,105,565	1,242,253	199,396

Liabilities and equity

Current liabilities:
Accounts payable (including accounts payable of the consolidated VIE without recourse to the Group of RMB1,975 and RMB2,007 as of December 31, 2011and 2012, respectively)	2,239	2,401	385
Deferred revenues - current (including deferred revenue of the consolidated VIE without recourse to the Group of RMB20,525 and RMB23,518 as of December 31, 2011 and 2012, respectively)	125,332	134,175	21,537
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of RMB18,644 and RMB22,113 as of December 31, 2011 and 2012, respectively)	91,980	113,558	18,228
Amounts due to related parties (including amounts due to related parties of the consolidated VIE without recourse to the Group of RMB1,953 and RMB1,926 as of December 31, 2011 and 2012, respectively)	13,146	35,507	5,699
Income taxes payable (including income taxes payable of the consolidated VIE without recourse to the Group of RMB8,893 and RMB10,004 as of December 31, 2011 and 2012, respectively)	51,448	49,294	7,912
Other taxes payable (including other taxes payable of the consolidated VIE without recourse to the Group of RMB3,047 and RMB4,442 as of December 31, 2011 and 2012, respectively)	21,970	27,294	4,381

Total current liabilities	306,115	362,229	58,142

CHINAEDU CORPORATION

CONSOLIDATED BALANCE SHEETS - continued

(In thousands, except share-related data)

	As of December 31,
	2011	2012	2012
	RMB	RMB	US$

Deferred revenues - non-current (including deferred revenue of the consolidated VIE without recourse to the Group of RMB33 and RMB29 as of December 31, 2011 and 2012, respectively)	12,059	10,654	1,710
Deferred tax liabilities-non-current (including deferred taxes liabilities of the consolidated VIE without recourse to the Group of RMB1,017 and RMB978 as of December 31, 2011 and 2012, respectively)	9,243	13,473	2,163
Unrecognized tax benefit (including unrecognized tax benefit of the consolidated VIE without recourse to the Group of RMB2,364 and RMB3,555 as of December 31, 2011 and 2012, respectively)	6,089	8,795	1,412

Total liabilities	333,506	395,151	63,427

Commitments (Note 22)

Equity:
ChinaEdu Corporation shareholders' equity:
Ordinary shares (RMB0.08 (US$0.01) par value; 100,000,000 shares authorized; 53,804,980 and 47,215,888 shares issued and outstanding, respectively as of December 31, 2011; 53,428,219 and 47,676,331 shares issued and outstanding, respectively as of December 31, 2012)	4,041	4,070	653
Additional paid-in capital	673,516	682,239	109,507
Statutory reserves	36,635	40,976	6,577
Accumulated deficits	(79,830)	(46,200)	(7,416)
Accumulated other comprehensive loss	(29,556)	(30,894)	(4,958)

Total ChinaEdu Corporation shareholders' equity	604,806	650,191	104,363
Noncontrolling interests	167,253	196,911	31,606

Total equity	772,059	847,102	135,969

Total liabilities and equity	1,105,565	1,242,253	199,396

The accompanying notes are an integral part of these consolidated financial statements.

CHINAEDU CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share-related data)

	For the years ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$

Revenue	402,335	453,116	504,052	80,904
Business tax	13,493	17,257	15,730	2,525

Net revenue	388,842	435,859	488,322	78,379
Cost of revenue	147,702	185,604	202,109	32,441

Gross profit	241,140	250,255	286,213	45,938

Operating expenses:
General and administrative	84,110	93,950	100,204	16,084
Selling and marketing	37,632	52,777	48,407	7,770
Research and development	37,358	40,589	40,512	6,503
Intangible assets impairment	-	-	5,901	947

Total operating expenses	159,100	187,316	195,024	31,304

Income from operations	82,040	62,939	91,189	14,634
Interest income	5,552	8,843	13,253	2,127
Interest expense	(5)	-	-	-
Gain on disposal of subsidiaries	-	-	2,197	353
Gain on consolidation of Hongcheng Xueyuan	260	-	-	-
Investment income	1,071	832	1,460	234
Other income	572	1,003	1,376	221

Income before income tax and equity method investments	89,490	73,617	109,475	17,569

Income tax provisions (benefits):
- Current	17,933	23,078	19,939	3,201
- Deferred	(4,600)	(6,034)	6,488	1,041

Total income tax provisions	13,333	17,044	26,427	4,242

Net income before income from equity method investments	76,157	56,573	83,048	13,327
Income from equity method investments, net of taxes	-	-	261	42

Net income	76,157	56,573	83,309	13,369
Less: net income attributable to the noncontrolling interests	36,840	39,752	45,338	7,277

Net income attributable to ChinaEdu Corporation shareholders	39,317	16,821	37,971	6,092

Net income per share attributable to ChinaEdu Corporation shareholders - basic	0.82	0.35	0.80	0.13

Net income per share attributable to ChinaEdu Corporation shareholders - diluted	0.76	0.33	0.75	0.12

Weighted average shares used in calculating basic net income per share attributable to ChinaEdu Corporation shareholders	48,004,323	47,453,930	47,523,375	47,523,375

Weighted average shares used in calculating diluted net income per share attributable to ChinaEdu Corporation shareholders	52,010,229	50,669,229	50,487,233	50,487,233

Share-based compensation expenses
Cost of revenue	815	522	488	78
General and administrative	2,760	2,909	4,176	671
Selling and marketing	2,248	2,755	3,103	498
Research and development	460	297	491	79

The accompanying notes are an integral part of these consolidated financial statements.

CHINAEDU CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except share-related data)

	For the years ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$

Net income	76,157	56,573	83,309	13,369
Other comprehensive income(losses), net of taxes:
Foreign currency translation adjustments	(1,188)	(751)	(87)	(14)
Change in fair value of available-for-sale investments, net of taxes	(85)	187	1,247	200

Comprehensive income	74,884	56,009	84,469	13,555
Less: comprehensive income attributable to the noncontrollng interests	37,791	46,020	47,836	7,678

Comprehensive income attributable to ChinaEdu Corporation shareholders	37,093	9,989	36,633	5,877

The accompanying notes are an integral part of these consolidated financial statements.

CHINAEDU CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands, except share-related data)

	ChinaEdu Corporation Shareholders' Equity
												Accumulated	Total
				Additional								other	ChinaEdu
	Ordinary shares			paid-in			Statutory			Accumulated		comprehensive	Corporation		Noncontrolling		Total
	Outstanding shares	Amount		capital		Warrants	reserve			deficits		(loss) income	shareholders' equity		interests		equity
		RMB		RMB		RMB	RMB			RMB		RMB	RMB		RMB		RMB

Balance at January 1, 2010	47,775,526		4,076		673,847	1,883		13,661		(112,994)		(20,500)		559,973		102,180		662,153
Repurchase and cancellation of ordinary shares (note 19)	(852,144)		(57)		(13,411)	-		-		-		-		(13,468)		-		(13,468)
Forfeiture of warrants (note 18)	-		-		1,883	(1,883)		-		-		-		-		-		-
Exercise of share options (note 14)	765,924		52		6,046	-		-		-		-		6,098		-		6,098
Share-based compensation	-		-		6,283	-		-		-		-		6,283		-		6,283
Provision for statutory reserve	-		-		-	-		15,931		(15,931)		-		-		-		-
Foreign currency translation adjustments	-		-		-	-		-		-		(2,139)		(2,139)		951		(1,188)
Change in fair value of available-for-sale investments	-		-		-	-		-		-		(85)		(85)		-		(85)
Net income	-		-		-	-		-		39,317		-		39,317		36,840		76,157
Capital contribution by a noncontrolling shareholder	-		-		-	-		-		-		-		-		1,470		1,470
Dividend to noncontrolling shareholders of subsidiaries	-		-		-	-		-		-		-		-		(7,102)		(7,102)
Acquisition of noncontrolling interest	-		-		-	-		-		-		-		-		(854)		(854)

Balance at December 31, 2010	47,689,306		4,071		674,648	-		29,592		(89,608)		(22,724)		595,979		133,485		729,464

Repurchase and cancellation of ordinary shares (note 19)	(590,205)		(38)		(8,205)	-		-		-		-		(8,243)		-		(8,243)
Exercise of share options (note 14)	116,787		8		590	-		-		-		-		598		-		598
Share-based compensation	-		-		6,483	-		-		-		-		6,483		-		6,483
Provision for statutory reserve	-		-		-	-		7,043		(7,043)		-		-		-		-
Foreign currency translation adjustments	-		-		-	-		-		-		(7,019)		(7,019)		6,268		(751)
Change in fair value of available-for-sale investments (note 6)	-		-		-	-		-		-		187		187		-		187
Net income	-		-		-	-		-		16,821		-		16,821		39,752		56,573
Capital contribution by a noncontrolling shareholder	-		-		-	-		-		-		-		-		2,960		2,960
Dividend to noncontrolling shareholders of subsidiaries	-		-		-	-		-		-		-		-		(15,212)		(15,212)

Balance at December 31, 2011	47,215,888		4,041		673,516	-		36,635		(79,830)		(29,556)		604,806		167,253		772,059

Repurchase and cancellation of ordinary shares (note 19)	(376,761)		(24)		(4,550)	-		-		-		-		(4,574)		-		(4,574)
Exercise of share options (note 14)	837,204		53		5,015	-		-		-		-		5,068		-		5,068
Share-based compensation	-		-		8,258	-		-		-		-		8,258		-		8,258
Provision for statutory reserve	-		-		-	-		4,341		(4,341)		-		-		-		-
Foreign currency translation adjustments	-		-		-	-		-		-		(2,585)		(2,585)		2,498		(87)
Change in fair value of available-for-sale investments (note 6)	-		-		-	-		-		-		1,247		1,247		-		1,247
Net income	-		-		-	-		-		37,971		-		37,971		45,338		83,309
Disposal of the subsidiaries	-		-		-	-		-		-		-		-		(857)		(857)
Dividend to noncontrolling shareholders of subsidiaries	-		-		-	-		-		-		-		-		(17,321)		(17,321)

Balance at December 31, 2012	47,676,331		4,070		682,239	-		40,976		(46,200)		(30,894)		650,191		196,911		847,102
		US$	653	US$	109,507		US$	6,577	US$	(7,416)	US$	(4,958)	US$	104,363	US$	31,606	US$	135,969

The accompanying notes are an integral part of these consolidated financial statements.

CHINAEDU CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands, except share-related data)

	For the years ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	76,157	56,573	83,309	13,369
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	6,283	6,483	8,258	1,326
Depreciation and amortization of property and equipment	20,971	23,900	25,377	4,073
Amortization of land use rights	609	608	608	98
Amortization of acquired intangible assets	4,432	4,171	3,903	626
Intangible assets impairment	-	-	5,901	947
Gain on consolidation of Hongcheng Xueyuan	(260)	-	-	-
Investment (income) loss	(1,071)	201	(1,460)	(234)
Gain on disposal of subsidiaries	-	-	(2,197)	(353)
Loss from equity method investments	-	-	219	35
Provision for account receivables	540	-	340	55
Loss from disposal of property and equipment	82	234	1,611	259
Changes in assets and liabilities:
Restricted cash	365	-	-	-
Accounts receivable	(6,900)	3,613	(3,779)	(607)
Inventories	1,494	358	-	-
Prepaid expenses and other current assets	(4,930)	7,458	532	86
Amounts due from related parties	(68,791)	8,646	(64,325)	(10,324)
Rental deposits	(61)	(1,277)	716	115
Accounts payable	1,128	(2,013)	162	26
Deferred revenues	8,589	21,858	7,438	1,195
Accrued expenses and other current liabilities	14,628	8,700	20,851	3,348
Amounts due to related parties	4,009	(19,717)	22,468	3,606
Income taxes payable	11,223	6,836	(2,154)	(346)
Other taxes payable	4,555	1,462	5,324	855
Deferred income taxes	(4,600)	(6,034)	6,488	1,041
Unrecognized tax benefit	(4,036)	2,398	2,706	434

Net cash provided by operating activities	64,416	124,458	122,296	19,630

Cash flows from investing activities:
Purchase of businesses, net of cash acquired of RMB1,382,
nil and nil in 2010, 2011 and 2012, respectively	(6,078)	-	-	-
Purchase of property and equipment	(26,859)	(20,788)	(12,407)	(1,991)
Proceeds from disposal of subsidiaries, net of cash disposed	-	-	5,026	807
Deposits paid for acquisition of property and equipment	(19,792)	(18,863)	-	-
Maturity of term deposits	1,434	22,337	6,135	985
Purchase of exclusive partnership with universities	-	(1,960)	(980)	(157)
Purchase of short-term investments	(28,016)	(19,556)	(12,571)	(2,018)
Purchase of long-term investments	-	-	(1,020)	(164)
Proceeds from disposal of property and equipment	112	275	89	14
Proceeds from sale of short-term investments	17,071	16,306	26,187	4,203
Proceeds from disposal of exclusive partnership with universities	-	-	315	51
Acquisition of noncontrolling interest of Yuancheng Education	(998)	-	-	-

Net cash (used in) provided by investing activities	(63,126)	(22,249)	10,774	1,730

CHINAEDU CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands, except share-related data)

	For the years ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Payment of deferred consideration for purchase of property and equipment	-	(1,479)	-	-
Cash dividends paid to noncontrolling shareholders	(5,632)	(13,510)	(21,441)	(3,442)
Capital contribution by noncontrolling shareholders	490	2,960	-	-
Repurchase and cancellation of ordinary shares	(13,468)	(7,437)	(4,574)	(734)
Proceeds from exercise of share options	6,098	598	5,068	813
Prepayment for shares repurchases	(735)	(168)	-	-

Net cash used in financing activities	(13,247)	(19,036)	(20,947)	(3,363)

Effect of exchange rate changes	(693)	80	53	9
Net (decrease) increase in cash and cash equivalents	(12,650)	83,253	112,176	18,006
Cash and cash equivalents, beginning of year	203,143	190,493	273,746	43,939

Cash and cash equivalents, end of year	190,493	273,746	385,922	61,945

Supplemental disclosure of cash flow information
Income taxes paid	10,746	13,844	19,387	3,112
Interest paid	5	-	-	-

The accompanying notes are an integral part of these consolidated financial statements.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

A summary of the Company's subsidiaries and its VIE and its VIE's subsidiaries as of December 31, 2012 was as follows:

	Date of incorporation	Percentage of
Name	or acquisition	legal ownership	Place of incorporation

Subsidiaries of the Company:
CMR Web-learning Co., Ltd. ("CMR Web")	July 29, 1999	70%	PRC

Hongcheng Technology Development Co., Ltd. ("Hongcheng Technology")	July 31, 2000	100%	PRC

Zhong Nongda Networks Development Co., Ltd. ("Zhongnongda Networks")	October 30, 2001	55%	PRC

Beijing Hongcheng Liye Technology Co., Ltd. ("Hongcheng Liye")	April 15, 2003	100%	PRC

Dalian Dongcai Technology Co., Ltd. ("Dongcai")	June 4, 2003	70%	PRC

Beijing WITT Education Consultant Management Co., Ltd. ("WITT Education")	July 4, 2003	100%	PRC

BJ-WITT EDU MAN. LTD. ("BJ-WITT")	July 4, 2003	100%	BVI

Chongqing Chongda Yuanxing Co., Ltd. ("Chongda")	December 24, 2003	51%	PRC

Beijing BCIT Science and Education Management Consulting Limited ("Beijing BCIT")	January 13, 2005	100%	PRC

Beijing Gotop Education Co., Ltd. ("Gotop Hongcheng")	December 26, 2005	100%	PRC

Beijing BCIT Science and Education Management Consulting Limited ("BJ-BCIT")	February 10, 2006	100%	BVI

Beijing Distance Education Technology Co., Ltd. ("Yuancheng Education")	March 31, 2006	100%	PRC

Tianjin Gaotuo Hongcheng Education Technology Co., Ltd. ("Tianjin Gaotuo Hongcheng")	June 26, 2006	100%	PRC

Beijing Beiyuda Education Technology Co., Ltd.("Beiyuda")	September 26, 2006	51%	PRC

Beijing Mingdaoyuan Technology Co., Ltd. ("Beijing Mingdao")	March 27, 2007	51%	PRC

Shanghai Shangcai Education Technology Co., Ltd. ("Shanghai Shangcai")	April 18, 2008	51%	PRC

Dongcai Online Training Center ("Dongcai Online")	July 10, 2008	70%	PRC

Beijing Zhonglin Technology Co., Ltd. ("Zhonglin")	November 3, 2008	51%	PRC

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands, except share-related data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

	Date of incorporation	Percentage of
Name	or acquisition	legal ownership	Place of incorporation

Fuzhou Haojiaoshi Distance Education Service Co., Ltd. ("Fuzhou Good Teacher")	December 7, 2009	51%	PRC

Beijing Hongcheng Xueyuan Technology Co., Ltd. ("Hongcheng Xueyuan")	October 31, 2010	100%	PRC

Nanning Hongcheng Xueyuan Technology Development Co., Ltd ("Nanning Hongcheng Xueyuan ")	October 31, 2010	51%	PRC

Hangzhou Hongcheng Education Training Service Co., Ltd ("Hangzhou Hongcheng Xueyuan")	October 31, 2010	60%	PRC

Beijing Haidian District New Door Trainning School ("Haidian Trainning School ")	April 7, 2011	55%	PRC

Zhejiang Hongcheng Education Technology Co., Ltd. ("Zhejiang Hongcheng")	June 30, 2011	51%	PRC

VIE of the Company:
Beijing Hongcheng Education Technology Co., Ltd. ("Hongcheng Education")	March 7, 2005	N/A	PRC

Subsidiaries of VIE:
Beijing Gotop Electronic Science Co., Ltd. ("Gotop Electronic") (1)	November 29, 1995	N/A	PRC

Xiandai Xingye Network Technology Co., Ltd. ("Xiandai Technology") (1)	November 7, 2000	N/A	PRC

Pingdingshan Wellent Bilingual School ("Pingdingshan") (1)	September 3, 2002	N/A	PRC

Anqing Foreign Language Middle School ("Anqing Foreign Language") (1)	August 2, 2004	N/A	PRC

Jingzhou Tianchang Investment Co., Ltd. ("Tianchang") (2)	September 6, 2005	N/A	PRC

Jingzhou Middle School South Campus ("South Campus") (3)	December 28, 2005	N/A	PRC

Beijing Hongcheng YoYo Technology Co., Ltd. ("Hongcheng YoYo") (1)	November 3, 2009	N/A	PRC

Anqing Daguan Hongcheng Anwai Training Centre ("Anqing Daguan") (1)	April 15, 2010	N/A	PRC

Pingdingshan Hongcheng Education Training Centre ("Pingdingshan Training Centre") (1)	August 11, 2010	N/A	PRC

Hongyuanboxue Technology Co., Ltd ("Hongyuanboxue") (4)	August 24, 2010	N/A	PRC

Beijing Xicheng District Hongcheng Training School ("Xicheng Training School") (1)	January 6, 2011	N/A	PRC

(1)	Wholly owned subsidiary of Hongcheng Education (VIE of the Company)
(2)	72.5% of its equity is owned by Hongcheng Education (VIE of the Company)
(3)	54% of its equity is owned by Hongcheng Education (VIE of the Company)
(4)	55% of its equity is owned by Hongcheng Education (VIE of the Company) and 45% of its equity is owned by Hongcheng Technology (Wholly owned subsidiary of the Company).

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands, except share-related data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

On June 16, 2012, the Group sold one of its subsidiaries, Guangzhou Hongcheng Huixing Education Technology Co., Ltd. ("Guangzhou Hongcheng") to Guangzhou Hongcheng's noncontrolling shareholder for cash of RMB4,000 for its net assets disposed of RMB3,123.

On September 28, 2012, the Group sold one of its subsidiaries, Guangxi Hongcheng Times Technology Development Co., Ltd. ("Guangxi Hongcheng"), to Guangxi Hongcheng's noncontrolling shareholder for cash of RMB1,020 for its net assets disposed of RMB126.

On September 25, 2012, the Group sold one of its subsidiaries, Beijing Xuezhi Times Education Science Co., Ltd. ("Beijing Xuezhi") to a third party for cash of RMB6 for its net liabilities disposed of RMB420.

These subsidiaries disposed of in 2012 had no material business operations since their respective inceptions and accordingly were not separately reported as discontinued operation. Total gain resulted from these disposals are RMB2,197.

The VIE arrangements

PRC regulations currently limit foreign ownership of entities providing internet content and engaging in primary and junior high school education. To comply with PRC laws and regulations, the Group provides online tutoring programs and primary and secondary schools in the PRC through its VIE and its VIE's subsidiaries.

The Group established Hongcheng Education, the VIE, through a series of contractual arrangements with designated equity owners who are PRC citizens and legally own the VIE. To provide the Group the power to control and the ability to receive substantially all of the expected residual returns of the VIE and its subsidiaries, the Group entered into a series of contractual arrangements described below with the VIE, and its nominee shareholders in 2005.

•	Agreements that transfer economic benefits to Hongcheng Technology

Exclusive Technical Consulting and Services Agreement

Pursuant to the exclusive technology consulting and service agreements between Hongcheng Technology and the VIE, the Group has the exclusive right to provide to the VIE technology consulting and services related to courseware and product development services, website design services, maintenance and security services, employee training services and any other services that may be agreed upon by the parties. As a consideration for these services, the Group charges VIE a service fee, which represents substantially all of its net income. The service fee amounts are determined at Hongcheng Technology's sole discretion. The terms of the exclusive technical consulting and services agreement are ten years unless Hongcheng Technology sends a notice of termination in writing prior to the expiration, the agreement shall automatically be renewed for an additional term of ten years.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands, except share-related data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

Equity Pledge Agreements

Pursuant to the Equity Pledge Agreements between Hongcheng Technology and nominee shareholders of VIE, the nominee shareholders of VIE pledged all of their equity interests in VIE to Hongcheng Technology to guarantee VIE's performance of its obligations under all the VIE contractual arrangements. If the VIE breaches its contractual obligations under that agreement, Hongcheng Technology, as the pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The nominee shareholders of VIE agree that, without prior written consent of Hongcheng Technology, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests that would prejudice Hongcheng Technology's interest.

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

•	Agreements that provide Hongcheng Technology effective control over VIE

Powers of Attorney

Pursuant to the power of attorney, the nominee shareholders of VIE each executed an irrevocable power of attorney assigning Hongcheng Technology or any person designated by Hongcheng Technology as their attorney-in-fact and take all actions on their behalf on all matters of the VIE requiring shareholders' approval under PRC laws and regulations and the Article of Association of VIE.

The Articles of Association of VIE states that the major rights of the shareholders include the power to review and approve the annual budget, operating strategy and investment plan, elect the members of board of directors and approve their compensation plan. Therefore, through the irrevocable power of attorney arrangement, Hongcheng Technology has the ability to exercise effective control over VIE through shareholder votes and, through such votes, to also control the composition of the board of directors and thus appoint the senior management of VIE. The power of attorneys will remain effective for as long as the nominee shareholders are shareholders of VIE.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands, except share-related data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

•	Agreements that provide Hongcheng Technology effective control over VIE

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

Call Option Agreements

Pursuant to the Call Option Agreements, Hongcheng Technology has the exclusive and irrevocable right to purchase or designate another party to purchase from the nominee shareholders the equity interests in VIE at the lowest price permitted by the PRC law when and to the extent that applicable PRC law permits Hongcheng Technology to own all or part of such equity interest in VIE. The agreement shall terminate after all the equity subject to the Call Option Agreement has been transferred to Hongcheng Technology and/or any other entity or individual designated by Hongcheng Technology in accordance with the provisions contained herein. Through the exclusive Call Option Agreements, each of VIE's nominee shareholders irrevocably granted Hongcheng Technology an exclusive right to acquire, at any time, for its own account or through one or more PRC individuals or entities to acquire the nominee shareholder's equity interests in VIE, which constitutes a substantive kick-out right that is exercisable and enforceable under current PRC laws and regulations. This kick-out right reinforces Hongcheng Technology's ability to direct the activities that most significantly impact VIE's economic performance.

As a result of these contractual arrangements, Hongcheng Technology has (1) the power to direct the activities of VIE that most significantly impact VIE’s economic performance and (2) the right to receive economic benefits from VIE, and accordingly, the Group has consolidated the financial results of VIE and its subsidiaries in the consolidated financial statements for all the periods presented.

In concluding that the Hongcheng Technology is the primary beneficiary of VIE, the Group believes that the powers of attorney and the Shareholder Voting Rights Entrustment Agreements are valid, binding and enforceable under existing PRC laws and regulations and enable the Company, through Hongcheng Technology, to vote on all matters requiring shareholder approval for VIE. In addition, the Group believes that the exclusive call option agreements provides the Company, through Hongcheng Technology, with a substantive kick-out right. More specifically, the terms of the exclusive call option agreements are exercisable and enforceable under current PRC laws and regulations, and the minimum amount of consideration permitted by the applicable PRC laws to exercise such call option does not represent a financial barrier or disincentive for the Company, through Hongcheng Technology, to exercise such call option. Hongcheng Technology’s rights under the powers of attorney, shareholder voting rights entrustment agreements and the exclusive call option agreements provide the Group with control over the shareholders of VIE and thus provide the Group with the power to direct the activities that most significantly impact VIE’s economic performance.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands, except share-related data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

Risks in relation to the VIE structure

The Group believes that Hongcheng Technology's contractual arrangements with the VIE are in compliance with existing PRC law and regulations and are valid, binding and enforceable and will not result in any violation of PRC laws or regulations currently in effect. However, substantial uncertainties exist regarding the interpretation of current and future PRC laws and regulations and the PRC regulatory authorities may take a contrary view. If the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the regulatory authorities may exercise their discretion and

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

The Group's ability to control the VIE depends on the power of attorney that enable Hongcheng Technology to vote on all matters requiring shareholder approval in the VIE. As noted above, the Group believes this power of attorney is valid, binding and enforceable under existing PRC laws and regulations but may not be as effective as direct equity ownership.

The nominee shareholders of the VIE are also beneficial owners of the Company. Their interests as shareholders of VIE may differ from the interests of the Group as a whole. The Group cannot be certain that if conflicts of interest arise, these parties will act in the best interests of the Group or that conflicts of interests will be resolved in the Group's favor. Currently, the Group does not have existing arrangements to address potential conflicts of interest these parties may encounter in their capacity as shareholders of VIE, on the one hand, and as shareholders of the Company, on the other hand. The Group believes the shareholders of the VIE will not act contrary to any of the contractual arrangements and the exclusive call option arrangements provide the Group with a mechanism to remove them as shareholders of VIE should they act to the detriment of the Group. If any conflict of interest or dispute between the Group and the shareholders of VIE arises and the Group is unable to resolve it, the Group would have to rely on legal proceedings in the PRC. Such legal proceedings could result in disruption of its business; moreover, there is substantial uncertainty as to the ultimate outcome of any such legal proceedings.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands, except share-related data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risks in relation to the VIE structure – continued

The Group’s online tutoring programs and private primary and secondary schools are directly operated by the VIE and its subsidiaries. The Group has consolidated the net revenues of the VIE and its subsidiaries in its consolidated financial statements in accordance with US GAAP. For the years ended December 31, 2010, 2011 and 2012, RMB83,620, RMB95,880 and RMB108,751, or 22%, 22% and 22%, respectively, of the Group’s total net revenues were attributable to the VIE and its subsidiaries. As of December 31, 2011 and 2012, the VIE and its subsidiaries accounted for an aggregate of 23% and 21%, respectively, of the Group’s consolidated total assets, and 18% and 17%, respectively, of the Group’s consolidated total liabilities.

The financial information of the VIE and VIE’s subsidiaries, before intercompany balance elimination, as of December 31, 2011 and 2012 and for the years ended December 31, 2010, 2011 and 2012 were as follows:

	As of December 31,
	2011	2012
	RMB	RMB

Cash and cash equivalents	17,380	36,772
Accounts receivable	16,561	9,313
Prepaid expenses and other current assets	6,934	6,714
Total current assets	56,539	67,023
Property and equipment, net	162,157	152,756
Land use rights, net	26,657	26,049
Total assets	250,567	255,170
Total liabilities	203,827	206,098

	For the years ended December 31,
	2010	2011	2012
	RMB	RMB	RMB

Net revenue	83,620	95,880	108,751
Net loss	(2,932)	(6,131)	(2,247)

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands, except share-related data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risks in relation to the VIE structure - continued

	For the years ended December 31,
	2010	2011	2012
	RMB	RMB	RMB

Net cash provided by operating activities	19,057	16,487	20,339
Net cash used in investing activities	(16,884)	(19,656)	(947)
Net cash provided by (used in) financing activities	4,500	(1,479)	-

There are no consolidated VIE’s assets that are collateral for the VIE’s obligations and which can only be used to settle the VIE’s obligations. No creditors (or beneficial interest holders) of the VIE have recourse to the general credit of the Company or any of its consolidated subsidiaries. No terms in any arrangements, considering both explicit arrangements and implicit variable interests, require the Group or its subsidiaries to provide financial support to the VIE. However, if the VIE ever needs financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to the VIE through loans to the shareholders of the VIE or entrustment loans to the VIE.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands, except share-related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying consolidated financial statements of the Group are stated in Renminbi ("RMB"). The presentation of the amounts in United States dollar ("US$") is included solely for the convenience of the reader and were converted at a rate of RMB6.2301 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2012. Such translation should not be construed to be the amounts that would have been reported under US GAAP.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIE and its VIE's subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and the accompanying notes. Significant accounting estimates reflected in the Group's financial statements include the useful lives and impairment of property and equipment, and intangible assets with definite lives; valuation allowance for deferred tax assets; impairment of goodwill and other intangible assets with indefinite lives; and share-based compensation expense. Actual results could differ from these estimates.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

Short-term investments

The Group's short-term investments mainly comprise debt securities which are classified as available-for-sale or held-to-maturity investments. The available-for-sale investments are reported at fair values with the unrealized gains or losses recorded in accumulated other comprehensive income in shareholders' equity. Short-term investments are classified as held-to-maturity when the Group has the positive intent and ability to hold the securities to maturity. All of the Group's held-to-maturity investments are classified as short-term investments on the consolidated balance sheets based on their contractual maturity dates which are less than one year and are stated at their amortized costs.

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

If there is OTTI on debt securities, the Group separates the amount of the OTTI into the amount that is credit related (credit loss component) and the amount due to all other factors. The credit loss component is recognized in earnings, which represents the difference between a security’s amortized cost basis and the discounted present value of expected future cash flows. The amount due to other factors is recognized in other comprehensive income if the entity neither intends to sell nor will not more likely than not be required to sell the security before recovery. The difference between the amortized cost basis and the cash flows expected to be collected is accreted as interest income.

In addition, the short-term investments as of December 31, 2012 include an equity method investment in a limited partnership which the Group expects to retire from in 2013. Accounting policy for equity method investment is presented below.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands, except share-related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Equity method investment

Investee companies over which the Group has the ability to exercise significant influence, but does not have a controlling interest are accounted for using the equity method.  Significant influence is generally considered to exist when the Group has an ownership interest in the voting stock of the investee between 20% and 50%, and other factors, such as representation on the investee's Board of Directors, voting rights and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate.

Investee companies over which the Group has equity interest over 50%, but the noncontrolling shareholders have substantive rights to participate in significant operating and financing decisions are accounted for using the equity method.

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary.

Accounts receivable

Accounts receivable is recorded when it becomes due based on the service agreement, and primarily relates to the online education technical, consulting and recruiting services provided to certain university customers, and online tutoring services.

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

Land use rights

Land use rights are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful lives, which is generally 50 years and represents the shorter of the estimated usage periods or the terms of the land use rights agreements.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands, except share-related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands, except share-related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

(b)	Online tutoring programs

The Group offers online interactive tutoring services to the students of primary and secondary schools through prepaid cards. These services allow the students to access the online education services over a fixed period of time, generally ranging from one month to three years, during which period the students can access the online learning platform at any time. The Group sells the prepaid cards to the students directly on its website or through distributors. The payment from distributors are generally received when the prepaid cards are delivered to the distributors, and not contingent upon the resale to the students (end users).

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

(d)	International and elite curriculum programs

The Group provides international post-secondary and English language learning services for high schools in the PRC and international polytechnic curriculum programs through traditional classroom education. For those programs, students register and pay for their classes at the beginning of each semester or each short-term program (i.e. Summer camp). Fees collected from learning institutions are recognized either on a straight-line basis over the service period, which is typically the six-month school semester or when such services are completed.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands, except share-related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Business tax

The Group's PRC subsidiaries, VIE and VIE' subsidiaries are subject to business taxes at the rate of 5.6%, which is applied to service revenue generated from online education programs and international and elite curriculum programs.

Value added tax ("VAT") and VAT rebate

The Group is subject to PRC value added tax (''VAT'') generally at a rate of 17% on part of the revenue from the online education technical services and online tutoring services which reduces revenues, and are entitled to an offset for VAT paid or borne on the goods purchased by the Group. Net VAT balance between input VAT and output VAT is recorded in either other current liabilities or other current assets on the consolidated balance sheets. The Group is entitled to a rebate of VAT paid at a rate of 14%. The rebates are recorded as a component of revenue when the relevant compliance requirements are met and when there are neither further obligations, nor subject to future refunds or reimbursements. The rebates granted to the Group during the years ended December 31, 2010, 2011 and 2012 were RMB9,257, RMB8,260 and RMB12,237, respectively.

In July 2012, the Ministry of Finance and the State Administration of Taxation jointly issued a circular regarding the pilot collection of VAT in lieu of business tax in certain areas and industries in the PRC. Such VAT pilot program has been phased in Beijing, Jiangsu, Anhui, Fujian, Guangdong, Tianjin, Zhejiang, and Hubei between September and December 2012. Starting from September 1, 2012, the Group's six subsidiaries became subject to VAT at the rates of 6%, seven subsidiaries became subject to VAT at the rates of 3%, on certain service revenues which were previously subject to business tax.

Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. However, entities that are VAT small scale taxpayers, cannot offset their input VAT against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in either other current liabilities or other current assets on the consolidated balance sheets.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

Advertising costs

Advertising costs are expensed as incurred. The Group incurred advertising costs totaling RMB9,310, RMB13,794 and RMB3,801 for the years ended December 31, 2010, 2011 and 2012, respectively, which are recorded as a component of selling and marketing expenses in the accompanying consolidated statements of operations.

Royalty fees

Royalty fees payable to the Fourth Middle School of Anqing for the use of the school's education resources in the provision of the Group's private primary and secondary schools services are payable each year from 2005 to 2024. The aggregated royalty fees are recognized as royalty expense on a straight-line basis over the royalty period. The difference between royalty fees paid and the amount reported as expenses was included as a component of accrued expenses and other current liabilities in the accompanying consolidated balance sheets.

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

The Group's reporting currency is the RMB. The Group's entities with functional currency of US$ translate their operating results and financial position into the RMB, the Group's reporting currency. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity amounts are translated at historical exchange rates and revenues, expenses, gains, and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income (loss) in the consolidated statements of comprehensive income.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

Comprehensive income

Comprehensive income includes net income, foreign currency translation adjustments and change in fair value of available-for-sale investments. Beginning on January 1, 2012, the Group presents the components of net income, the components of other comprehensive income and total comprehensive income in two separate but consecutive statements. The consolidated financial statements have been adjusted for the retrospective application of the authoritative guidance regarding presentation of comprehensive income.

Financial instruments

Financial instruments include cash and cash equivalents, term deposits, short-term investments, accounts receivable, accounts payable, and amounts due from and due to related parties. The carrying values of cash and cash equivalents, term deposits, accounts receivable, accounts payable and amounts due from and due to related parties approximate their fair values due to their short-term maturities. The fair values of the equity method investment are not readily determinable. Held-to-maturity investments are recorded at amortized cost. Available-for-sale investments are carried at fair value.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands, except share-related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Net income per share

Basic net income per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted. Ordinary share equivalents are excluded from the computation of the diluted net income per share in periods when their effect would be anti-dilutive. The effect of the warrants, stock options, and RSUs are computed using the treasury stock method.

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

Share-based payment issued to non-employees, such as advisors, are measured at fair value at the earlier of the commitment date or the date the service is completed and recognized over the period the service is provided.

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

Significant risks and uncertainties

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, term deposits, restricted cash, short-term investments, accounts receivable and amount due from related parties. The Group places its cash and cash equivalents and term deposits with financial institutions in the PRC and Hong Kong.

The Group conducts credit evaluations of its customers and generally does not require collateral or other security from them. To date, the Group has not experienced significant losses from uncollectible accounts. An allowance for doubtful accounts amounting to RMB540, nil and RMB 340 was recorded in 2010, 2011 and 2012, respectively and these amounts were written off in the same year. Management will continue to evaluate the Group's collection experience and provide for an allowance for doubtful accounts as appropriate.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands, except share-related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Concentration of credit risk - continued

A summary of the customers who accounted for 10% or more of the Group's consolidated net revenues was as follows:

	For the years ended December 31,
Customers	2010	2011	2012
	%	%	%

A	11	13	14
B	11	11	11
C	12	11	10
D	16	13	*

A summary of the customers who accounted for 10% or more of the Group's consolidated accounts receivable and amounts due from related parties was as follows:

	As of December 31,
Customers	2011	2012
	%	%

A	33	36
B	*	25
C	36	24
D	*	11

*	Represented less than 10% of consolidated net revenue or accounts receivable and amounts due from related parties' balances.

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents and term deposits of the Group included aggregate amounts of RMB370,428 and RMB476,425, which were denominated in RMB, at December 31, 2011 and 2012, respectively, representing 99.6% and 99.7% of the cash and cash equivalents and term deposits at December 31, 2011 and 2012, respectively.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands, except share-related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Accounting pronouncements recently adopted

In May 2011, the FASB issued an authoritative pronouncement on fair value measurement. The guidance is the result of joint efforts by the FASB and International Accounting Standards Board to develop a single, converged fair value framework. The guidance is largely consistent with existing fair value measurement principles in US GAAP. The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments, mainly including:

•	Highest-and-best-use and valuation-premise concepts for nonfinancial assets-the guidance indicates that the highest-and-best-use and valuation-premise concepts only apply to measuring the fair value of nonfinancial assets.

•	Application to financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risk-the guidance permits an exception to fair value measurement principles for financial assets and financial liabilities (and derivatives) with offsetting positions in market risks or counterparty credit risk when several criteria are met. When the criteria are met, an entity can measure the fair value of the net risk position.

•	Premiums or discounts in fair value measure-the guidance provides that premiums or discounts that reflect size as a characteristic of the reporting entity’s holding (specifically, a blockage factor that adjusts the quoted price of an asset or a liability because the market’s normal daily trading volume is not sufficient to absorb the quantity held by the entity) rather than as a characteristic of the asset or liability (for example, a control premium when measuring the fair value of a controlling interest) are not permitted in a fair value measurement.

•	Fair value of an instrument classified in a reporting entity’s stockholders’ equity-the guidance prescribes a model for measuring the fair value of an instrument classified in stockholders’ equity; this model is consistent with the guidance on measuring the fair value of liabilities.

•	Disclosures about fair value measurements-the guidance expands disclosure requirements, particularly for Level 3 inputs. Required disclosures include:

(i)	For fair value measurements categorized in Level 3 of the fair value hierarchy: (1) a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, (2) a description of the valuation process in place (e.g., how the entity decides its valuation policies and procedures, as well as changes in its analyses of fair value measurements, from period to period), and (3) a narrative description of the sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs.

(ii)	The level in the fair value hierarchy of items that are not measured at fair value in the statement of financial position but whose fair value must be disclosed.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands, except share-related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Accounting pronouncements recently adopted - continued

The guidance is to be applied prospectively and is effective for interim and annual periods beginning after December 15, 2011, for public entities. Early application by public entities is not permitted. The Group adopted this pronouncement effectively January 1, 2012, which did not have a significant effect on the Group’s consolidated financial statements.

In June 2011, the FASB issued an authoritative pronouncement to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The guidance does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the guidance is effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. In December 2011, the FASB issued an authoritative pronouncement related to deferral of the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income. This guidance allows the FASB to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the FASB is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect update the pronouncement issued in June 2011. The Group adopted this guidance effective January 1, 2012 and presented the total consolidated statements of comprehensive income in two separate but consecutive statements.

In September 2011, the FASB issued an authoritative pronouncement related to testing goodwill for impairment. The guidance is intended to simplify how entities, both public and nonpublic, test goodwill for impairment. The guidance permits an entity to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if a public entity’s financial statements for the most recent annual or interim period have not yet been issued. The Group adopted this pronouncement effective January 1, 2012, which did not have a significant effect on the Group’s consolidated financial statements, as the Company chose to directly perform the two-step goodwill impairment test for 2012.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands, except share-related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements not yet adopted

In February 2013, the FASB issued an authoritative pronouncement related to reporting of amounts reclassified out of accumulated other comprehensive income, to improve the transparency of reporting these reclassifications. Other comprehensive income includes gains and losses that are initially excluded from net income for an accounting period. Those gains and losses are later reclassified out of accumulated other comprehensive income into net income.

The guidance expands the exiting disclosure requirement for reporting net income or other comprehensive income in financial statements, including:

•	Present (either on the face of the statement where net income is presented or in the notes) the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income - but only if the item reclassified is required under US GAAP to be reclassified to net income in its entirety in the same reporting period.
•	Cross-reference to other disclosures currently required under US GAAP for other reclassification items (that are not required under US GAAP) to be reclassified directly to net income in their entirety in the same reporting period. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is initially transferred to a balance sheet account (e.g., inventory for pension-related amounts) instead of directly to income or expense.

For public entities, the guidance is effective for reporting periods beginning after December 15, 2012. Early adoption is permitted. The Group will adopt this pronouncement on January 1, 2013, and do not expect the adoption of this pronouncement will have a significant impact on its financial condition or results of operations.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands, except share-related data)

4.	ACCOUNTS RECEIVABLE

Accounts receivable, net consisted of the following:

	As of December 31,
	2011	2012
	RMB	RMB

Accounts receivable	31,478	34,917
Less: allowance for doubtful accounts	-	-

Accounts receivable, net	31,478	34,917

Movement of allowance for doubtful accounts was as follow:

	2011	2012
	RMB	RMB

Balance as of January 1	-	-
Charged to expenses	-	340
Written off	-	(340)

Balances as of December 31	-	-

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands, except share-related data)

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of:

	As of December 31,
	2011	2012
	RMB	RMB

Staff advances and others	3,000	4,878
Advance to an online school	1,707	341
Prepaid rental expense	4,329	2,872
Prepaid advertisement expense	510	601
Prepaid courseware use right	1,547	766
Prepaid professional fees	2,126	2,113
Advances to suppliers	3,410	4,801
Interest receivables from term deposits	1,056	953
VAT rebate receivable	5,040	6,130

	22,725	23,455

Advance to an online school represented amount loaned to an online education alliance program to fund its operations, which is non-interest bearing and is payable on demand. VAT rebate receivable represented the accrued VAT rebate from online degree programs and online tutoring which is expected to be received in the following year of accrual.

6.	SHORT-TERM INVESTMENTS

As of December 31, 2011 and 2012, the Group held the following short term investments:

	As of December 31,
	2011	2012
	RMB	RMB

Available-for-sale investments	17,648	15,575
Held to maturity investments	17,000	-
Equity method investment	-	8,000

	34,648	23,575

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands, except share-related data)

6.	SHORT-TERM INVESTMENTS - continued

Held to maturity investments consist of trust funds with remaining maturity term less than one year. Since the Group had the positive intent and ability to hold the trust funds to maturity, the trust funds were classified as held to maturity investments and recorded at amortized cost.

•	In May 2010, the Group invested RMB8,000 in a trust fund managed by Zhongrong Trust Co., Ltd., which matured in May 2011. The Group received all the investment back and also received an investment interest of RMB646, which was recorded as investment income.
•	In March 2011, the Group invested RMB6,000 in a trust fund managed by Zhongrong Trust Co., Ltd., which matured in March 2012, the Group received all the investment back and also received an investment interest of RMB605, which was recorded as investment income.
•	In April 2011, the Group invested RMB3,000 in a trust fund managed by Minmetal International Trust Co., Ltd., which matured in April 2012. The Group received all the investment back and also received an investment income of RMB241, which was recorded as investment income.
•	In May 2011, the Group invested RMB8,000 in trust fund managed by Minmetal International Trust Co., Ltd., which matured in May 2012. The trust fund paid investment interest of RMB387 in December 2011. The Group received all the investment back and also received an investment income RMB388 in May 2012, which was also included in investment income.

In June 2012, the Group invested RMB8,000 in a limited partnership managed by Hainan Airline Group, which the Group expects to retire from in June 2013. The Group has applied the equity method to account for the investment as the Group, which holds a 12.75% limited partnership interest in this investment, is able to exercise significant influence over the operating and financial policies of the limited partnership. The Group has recognized and received a share of earnings on the investment in the amount of RMB480 for the year ended December 31, 2012.

The following table provides additional information on the unrealized gains and losses of the available-for-sale investments as of December 31, 2011 and 2012, respectively.

	As of December 31,
	2011				2012
			Accumulated	Net			Accumulated	Net
		Exchange	unrealized	carrying		Exchange	unrealized	carrying
	Cost	difference	(loss) gains	amount	Cost	difference	(loss) gains	amount
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Available-for-sale
Corporate Bonds	19,110	(1,334)	(128)	17,648	15,939	(1,483)	1,119	15,575

Total	19,110	(1,334)	(128)	17,648	15,939	(1,483)	1,119	15,575

During the year ended December 31, 2011 and 2012, the Group sold RMB8,507 and RMB7,717 of corporate bonds, and the related (loss) gain of RMB(201) and RMB226 was transferred to investment income in the statement of operations.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands, except share-related data)

7.	LONG-TERM INVESTMENT

In March, 2012, the Group and Shanghai Normal University, set up an entity Shanghai Shihong Technology Co., Ltd ("Shanghai Shihong"), in which the Group contributed cash of RMB1,020, representing 51% of equity interest in the entity. Shanghai Normal University contributed cash of RMB980 representing 49% of equity interest in the entity. The Group controls three out of five seats in the board of directors of Shanghai Shihong. The remaining two seats are controlled by the other shareholder. According to the article of association of Shanghai Shihong, two-thirds of directors’ approval is required for the approval of operating budget and appointment and dismissal of the general manager. Therefore the Group does not have control but has significant influence over the operating and financial policies in Shanghai Shihong.

The Group applied the equity method to account for the investment and has recognized a share of loss on equity method investment in the amount of RMB219 for the year ended December 31, 2012.

8.	LAND USE RIGHTS, NET

Land use rights, net consisted of the following:

	As of December 31,
	2011	2012
	RMB	RMB

Land use rights	30,287	30,287
Less: accumulated amortization	(3,630)	(4,238)

Land use rights, net	26,657	26,049

Amortization expenses for land use rights totaled RMB609, RMB608 and RMB608 for the years ended December 31, 2010, 2011 and 2012, respectively. Future amortization expenses are RMB608 per year for each of the next five years through December 31, 2017.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands, except share-related data)

9.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of December 31,
	2011	2012
	RMB	RMB

Buildings	225,633	241,560
Furniture, fixtures and equipment	67,997	73,991
Motor vehicles	12,562	12,251
Leasehold improvements	19,847	19,382

	326,039	347,184
Less: accumulated depreciation and amortization	(91,543)	(113,448)

	234,496	233,736
Construction in progress	4,714	4,827

	239,210	238,563

Depreciation and amortization expenses for the years ended December 31, 2010, 2011 and 2012 were RMB20,971, RMB23,900 and RMB25,377, respectively.

10.	ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net including those acquired as part of business combinations consisted of the following:

	For the years ended December 31,
	2011				2012
	Gross			Net	Gross			Net
	carrying	Accumulated	Accumulated	carrying	carrying	Accumulated	Accumulated	carrying
	amount	amortization	impairment	amount	amount	amortization	impairment	amount
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Acquired intangible assets with definite lives
Service agreements with universities and high schools	89,235	(17,319)	(29,057)	42,859	89,235	(19,103)	(34,958)	35,174
Operating platforms used to provide online education services	759	(711)	-	48	759	(759)	-	-
Customer base	11,708	(11,708)	-	-	11,708	(11,708)	-	-
Online coursewares	3,623	(3,623)	-	-	3,623	(3,623)	-	-
Partnership with agencies	356	(339)	-	17	356	(353)	-	3
Exclusive partnership with universities	20,876	(9,304)	-	11,572	21,356	(10,453)	-	10,903
Operational right of private school	4,464	(1,769)	-	2,695	4,464	(2,021)	-	2,443
Partnership with local institutes	2,380	(387)	-	1,993	2,380	(720)	-	1,660
Reacquired right to use trademark	300	(162)	-	138	300	(300)	-	-

Total intangible assets with definite lives	133,701	(45,322)	(29,057)	59,322	134,181	(49,040)	(34,958)	50,183
Acquired intangible assets with indefinite lives
Trade name	4,316	-	-	4,316	4,316	-	-	4,316

Total	138,017	(45,322)	(29,057)	63,638	138,497	(49,040)	(34,958)	54,499

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands, except share-related data)

10.	ACQUIRED INTANGIBLE ASSETS, NET - continued

In September 2012, the Group disposed one of its exclusive partnerships with universities, which carried at RMB315 before the disposal, for cash of RMB315, and therefore, no gain or loss resulted from the disposal.

In the third quarter of 2012, due to the projected revenue decrease for the Group's international and elite curriculum segment, the Group performed impairment test for the related intangible assets with the assistance of a third-party valuation firm. The impairment loss of RMB5,901 with respect to the service agreements with universities and high schools was recorded for the year ended December 31, 2012. The Group derived fair value based on a discounted cash flow model (e.g., excess earning method) using assumptions about revenue growth rates and the appropriate discount rates.

No impairment loss for the intangible assets is recognized for the years ended December 31, 2010 and 2011.

Amortization expenses were RMB4,432, RMB4,171 and RMB3,903 for the years ended December 31, 2010, 2011 and 2012, respectively. Amortization expenses for the next five years are as follows:

Years ending December 31,	RMB

2013	3,082
2014	2,929
2015	2,892
2016	2,720
2017	2,512

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands, except share-related data)

11.	GOODWILL

The changes in the carrying amount of goodwill by operating segments for the years ended December 31, 2011 and 2012 were as follows. There were no changes in the carrying amount of goodwill by operating segments for the year ended December 31, 2012.

	2011
	Online	Private primary	Online	International and
	degree	and secondary	tutoring	elite curriculum
	programs	schools	programs	programs	Total
	RMB	RMB	RMB	RMB	RMB
Gross amount:
Beginning balance	17,960	1,924	20,798	59,801	100,483
Acquired during the year	-	-	-	-	-
Ending balance	17,960	1,924	20,798	59,801	100,483

Accumulated impairment
Beginning balance	-	(1,924)	-	(55,304)	(57,228)
Charge for the year	-	-	-	-	-
Ending balance	-	(1,924)	-	(55,304)	(57,228)

Goodwill, net	17,960	-	20,798	4,497	43,255

The Group performs its annual goodwill impairment tests at each year end or more frequently if events or changes in circumstances indicate that it might be impaired. In the goodwill impairment test, the Group used the income approach, which it believed to be more reliable than the market approach in determining the fair value of the Group’s reporting units. Accordingly, it adopted a discounted cash flow (“DCF”) method under the income approach, which considers a number of factors, including expected future cash flows based on five-year financial forecasts developed by management that included revenue projections, capital spending trends, and investments in working capital to support anticipated revenue growth, and discount rates developed using market participant based assumptions, and requires the Group to make certain assumptions and estimates regarding industry economic factors and future profitability of its reporting units. The assumptions are inherently uncertain and subjective.

No impairment charges were reached for the years ended December 31, 2010, 2011 and 2012, respectively.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands, except share-related data)

12.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2011	2012
	RMB	RMB

Advances from students	10,725	13,804
Accrued expenses	8,943	13,730
Accrued professional fees	4,219	1,168
Accrued employee payroll and welfare benefits	59,152	67,979
Tuition fees payable to universities	3,497	10,324
Other payables	5,444	6,553

	91,980	113,558

Advances from students represented amounts received for books and materials, which the Group collected from students on behalf of third party vendors.

13.	OTHER TAXES PAYABLE

Other taxes payable consisted of the following:

	As of December 31,
	2011	2012
	RMB	RMB

VAT payable	5,392	10,618
Business taxes payable	15,801	15,691
Individual income taxes payable	736	944
Real estate taxes payable	41	41

	21,970	27,294

The Group is required to withhold PRC individual income taxes on employees' payroll for remittance to the tax authorities.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

All options granted will vest over periods ranging from immediately to four years and any unexercised options will expire ten years from the date of grant. As of December 31, 2011 and 2012, respectively, options to purchase 9,974,138 and 9,128,105 ordinary shares were outstanding, and options to purchase 694,475 and 140,701 ordinary shares remained available for future grants.

In June 2008, the Company transferred 8,344,305 ordinary shares to its depositary bank representing 2,781,435 ADSs, to be issued to employees and non-employees upon the exercise of their vested share options. 765,924, 116,787 and 837,204 ordinary shares out of these 8,344,305 ordinary shares had been issued to employees and non-employees upon the exercise of their share options for the year ended December 31, 2010, 2011 and 2012 respectively. 5,751,888 ordinary shares remain for future issuance, therefore neither are included in the outstanding number of shares as of December 31, 2012 nor included in the computation of basic and diluted EPS.

On February 14, 2012, the Compensation Committee authorized the Company to reprice 1,031,000 “underwater” options at the fair market value on the approval date.  The Compensation Committee authorized this in order to enhance the Group’s ability to retain and motivate its employees, directors and consultants. The number of employees affected was 30. This was accounted for as a modification. The total incremental compensation cost resulting from the modifications is RMB604, which is recognized over the remaining vesting period.

Through December 31, 2012, the Group had granted to its employees, officers, and directors an accumulated total of 17,127,400 share options to purchase ordinary shares, all of which were exercisable in US$.

For the share options granted to employees, the Group recorded compensation expense based on the fair value of each option on the date of grant, using the Black-Scholes option pricing model. The Group recorded a total compensation expense of RMB5,512, RMB3,446 and RMB3,804 for the years ended December 31, 2010, 2011 and 2012, respectively.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands, except share-related data)

14.	SHARE OPTION PLAN - continued

The following assumptions were used in option pricing model on the date of grant/modification. In 2012, there were no options granted.

	2010	2011

Weighted average volatility rate (1)	48.3%	47.6%
Weighted average risk-free interest rate (2)	2.59%	1.18%
Weighted average expected option life (years) (3)	6.0	6.0
Weighted average dividend yield (4)	-	-
Weighted average fair value of underlying ordinary share (5)	$1.19	$0.84

The following assumptions were used in option pricing model:

(1)	Volatility

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

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands, except share-related data)

14.	SHARE OPTION PLAN - continued

A summary of the share option activity was as follows. The fair value of the ordinary shares, and exercise prices set forth in the tables below are denominated in US$.

	Outstanding options
		Weighted	Weighted average
		average	grant-date
	Number of	exercise	fair value of
	options	price per share	ordinary shares
		US$	US$

Outstanding at January 1, 2012	9,974,138	1.44	1.50
Exercised	(837,204)	0.96	0.47
Forfeited	(8,799)	1.90	2.16
Expired	(30)	1.37	1.22

Outstanding at December 31, 2012	9,128,105	1.48	1.60

Vested and expected to vest as of December 31, 2012	9,128,105	1.48	1.60

Exercisable as of December 31, 2012	8,841,438	1.43	1.58

The following table summarizes information with respect to share options outstanding at December 31, 2012:

	Options outstanding				Options exercisable
		Weighted		Weighted		Weighted		Weighted
		average	Weighted	average		average	Weighted	average
	Number	remaining	average	intrinsic	Number	remaining	average	intrinsic
	outstanding	contractual life	exercise price	value	exercisable	contractual life	exercise price	value
			US$	US$			US$	US$
Average exercise price:
US$
0.50	344,500	0.58	0.50	1.44	344,500	0.58	0.50	1.44
0.86	988,800	1.93	0.86	1.08	988,800	1.93	0.86	1.08
1.09-1.85	6,646,070	3.19	1.48	0.46	6,426,070	3.00	1.47	0.47
1.86-2.85	1,148,735	6.87	2.05	-	1,082,068	6.85	2.02	-
	9,128,105	3.42	1.48	0.50	8,841,438	3.26	1.43	0.52

The weighted average intrinsic value in the table above represents the aggregate difference between the Company's closing stock price as of December 31, 2012 and the exercise price for in the money options.

Total intrinsic value of options exercised for the years ended December 31, 2010, 2011 and 2012 was RMB7,030, RMB840 and RMB5,103, respectively.

As of December 31, 2012, there was RMB1,098 unrecognized share-based compensation cost related to share options.  Such cost is expected to be recognized over a weighted-average vesting period of 1.83 years.  To the extent the actual forfeiture rate is different from the Company’s original estimate, the actual share-based compensation cost related to these awards may differ from such estimate.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands, except share-related data)

14.	SHARE OPTION PLAN - continued

Stock Incentive Plan-Restricted Share Units

In September 2010, the Compensation Committee of the Board of Directors of the Company approved a Restricted Share Units ("RSUs") awards program pursuant to the Equity Incentive Plan. Each RSU represents the contingent right of the participant to receive an ordinary share.

In May and November 2012, the Compensation Committee of the Board of Directors of the Company approved two RSUs awards programs respectively pursuant to the Equity Incentive Plan. Each RSU represents the right of the participant to receive an ordinary share.

An RSU is an agreement to issue stock at the time the award vests with zero exercise price. The fair value of each RSU is measured on the grant date based on the market closing price of the stock on the grant date. Each of the fair value of the restricted share units set forth in the tables below are denominated in US$.

In September 2010, the Company granted 1,590,000 of RSUs to its employees, which will vest by 50%, 33.3% and 16.7%, respectively, when certain performance target on the Group's annual gross revenue for the years 2013, 2015, and 2016 are achieved.

In May 2012, the Company granted 124,000 of RSUs to its employees, which will fully vest at the end of the third year after the issuance.

In November 2012, the Company granted 1,599,000 of RSUs to its employees, of which 75% will vest at the end of the third year after the issuance and the remaining 25% of the RSUs will vest at the end of the fourth year after the issuance.

	Outstanding restricted share units
	Number of	Weighted average
	restricted	grant date
	share units	fair value
		US$
Outstanding at January 1, 2012	1,590,000	2.30

Granted	1,723,000	1.87

Outstanding at December 31, 2012	3,313,000	2.08

Vested and expected to vest at December 31, 2012	2,366,095	2.02

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands, except share-related data)

14.	SHARE OPTION PLAN - continued

Stock Incentive Plan-Restricted Share Units - continued

For RSUs with performance targets, the Group recognizes compensation cost on the RSUs based on the estimated probability of fulfilling the performance target of each year and on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards. For RSUs without performance targets, the Group recognizes compensation costs on the RSUs based on a straight line basis over the requisite service period. The Group recorded total compensation cost of RMB771, RMB3,037 and RMB4,454 related to the RSUs for the years ended December 31, 2010, 2011 and 2012, respectively. As of December 31, 2012, the estimated stock-based compensation costs to be recognized are RMB21,182 over the weighted average of 2.71 years.

15.	INCOME TAXES

Cayman Islands

The Company is a tax-exempt entity incorporated in the Cayman Islands.

British Virgin Islands

BJ-BCIT and BJ-WITT are tax-exempt entities incorporated in the British Virgin Islands.

PRC

The Group's PRC subsidiaries and VIE and VIE's subsidiaries are generally subject to an enterprise income tax at 25% tax rate pursuant to the Enterprise Income Tax Law (the "EIT" Law).

Under the EIT Law, the Group's PRC entities qualifed as "high and new technology enterprise" ("the HNTE") are entitled to a tax rate of 15%. CMR Web, Hongcheng Liye, Hongcheng Education, Zhongnongda Network, Beiyuda, Gotop Hongcheng, and Dongcai obtained the HNTE status in 2008, and renewed the HNTE status for additional three years in 2011. Hongcheng Technology and Chongda obtained the HNTE status in 2009 and 2010, respectively. Hongcheng Technology renewed the HNTE status for additional three years in 2012. Qualifying entities can apply to renew for an additional three years provided their business operations continue to qualify for the HNTE status. The Group believes it is highly likely that its qualifying entities will continue to obtain the renewal in the future.

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands, except share-related data)

15.	INCOME TAXES - continued

PRC - continued

Beiyuda obtained the preferential tax rate approval from local tax Bureau and was entitled to the tax-exemption in 2009, followed by a reduced tax rate of 7.5% for 2010 to 2012.

One of the Group's subsidiaries, Chongda, which qualified as a "software enterprise" under the EIT law was entitled to a preferential tax rate of 12.5% for 2009 and 2010.

The preferential tax rates, which were used to calculate the tax provision based on the Group's interpretation of the EIT Law, are presented in the following table.

PRC entities	2010	2011	2012	2013	2014

CMR Web	15.0%	15.0%	15.0%	15.0%	15.0%
Hongcheng Liye	15.0%	15.0%	15.0%	15.0%	15.0%
Hongcheng Education	7.5%	15.0%	15.0%	15.0%	15.0%
ZhongNongda Network	15.0%	15.0%	15.0%	15.0%	15.0%
Beiyuda	7.5%	7.5%	7.5%	15.0%	15.0%
Gotop Hongcheng	7.5%	7.5%	15.0%	15.0%	15.0%
Hongcheng Technology	15.0%	15.0%	15.0%	15.0%	15.0%
Dongcai	15.0%	15.0%	15.0%	15.0%	15.0%
Chongda	12.5%	15.0%	15.0%	15.0%	15.0%

The current and deferred components of the income tax expense appearing in the consolidated statements of operation were as follows:

	For the years ended December 31,
	2010	2011	2012
	RMB	RMB	RMB

Current tax	17,933	23,078	19,939
Deferred tax provision (benefit)	(4,600)	(6,034)	6,488

	13,333	17,044	26,427

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands, except share-related data)

15.	INCOME TAXES - continued

PRC - continued

The principal components of the Group's deferred income tax assets and liabilities were as follows:

	As of December 31,
	2011	2012
	RMB	RMB

Current deferred tax assets
Deferred revenues	11,517	11,685

Total current deferred tax assets	11,517	11,685
Less: valuation allowance on deferred tax assets	(5,820)	(2,114)

Total net current deferred tax assets	5,697	9,571

Non-current deferred tax assets
Property and equipment	658	339
Deferred revenues	1,227	1,137
Net operating loss carry forwards	14,203	11,753

Total non-current deferred tax assets	16,088	13,229
Less: valuation allowance on deferred tax assets	(7,871)	(11,144)

Total net non-current deferred tax assets	8,217	2,085

Non-current deferred tax liabilities
Property and equipment	70	64
Acquired intangible assets	9,173	7,117
Amount due from related party-non current	-	6,292

Total deferred tax liabilities	9,243	13,473

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands, except share-related data)

15.	INCOME TAXES - continued

PRC - continued

The Group operates through multiple PRC entities and the valuation allowances are considered separately for each PRC entity, as losses and deferred taxes from one PRC entity cannot be utilized by another entity.

The Group has net operating loss carryforwards of RMB48,878 from its PRC entities for the year ended December 31, 2012 that will expire on various dates between December 31, 2013 and December 31, 2017.

As of December 31, 2012, a valuation allowance of RMB13,258 was provided against deferred tax assets including those related to deferred revenue and net operating loss carryforwards of certain of the Group's PRC entities due to the Group's determination that it is more likely than not that the deferred tax assets related to such entities will not be realized. Adjustments will be made to the valuation allowance if events occur in the future that indicate changes in the amount of deferred tax assets that may be realized.

Reconciliation between total income tax expense and the amount computed by applying the statutory income tax rate to income before income taxes was as follows:

	For the years ended December 31,
	2010	2011	2012
	%	%	%

Statutory rate	25	25	25
Tax holiday and exemptions	(10)	(18)	(14)
Effect on tax rates in different tax jurisdiction	3	5	3
Expenses non-deductible for tax purposes	-	-	7
Changes in valuation allowance	2	8	-
Increase (decrease) in unrecognized tax benefit	(5)	3	3

Effective tax rates	15	23	24

If the tax exemption granted to the Group had not been available, provisions for income tax expense would have increased by RMB9,257, RMB10,418 and RMB15,829 for the years ended December 31, 2010, 2011 and 2012, respectively. The basic net income per share attributable to ChinaEdu Corporation would have been decreased by RMB0.19, RMB0.21 and RMB0.33 for the years ended December 31, 2010, 2011 and 2012, respectively. And the diluted net income per share attributable to ChinaEdu Corporation would have been decreased by RMB0.18, RMB0.20 and RMB0.31 for the years ended December 31, 2010, 2011 and 2012, respectively.

The Group's unrecognized tax benefit mainly relates to interest income accrued for intercompany balances and rental income from certain entities within the Group.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands, except share-related data)

15.	INCOME TAXES - continued

PRC - continued

A reconciliation of the beginning and ending amount of unrecognized tax benefit was as follows:

RMB

Balance at January 1, 2011	3,691
Additions based on tax positions related to the current year	2,062
Other - interest and penalty	336

Balance at December 31, 2011	6,089
Additions based on tax positions related to the current year	2,221
Other - interest and penalty	485

Balance at December 31, 2012	8,795

One subsidiary of the Group has completed the tax de-registration procedure in 2010, and RMB5,473 unrecognized tax benefit of this subsidiary was reversed in 2010.

The Group recognizes interest and penalty accrued related to unrecognized tax benefits in income tax expenses.

The Group does not anticipate any significant change on its uncertain tax position within 12 months of December 31, 2012.

Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group's overall operations, and more specifically, with regard to tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese Income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties occurs within the PRC. On April 22, 2009, the State Administration of Taxation (the ''SAT'') issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, which provides certain specific criteria for determining whether the ''de facto management body'' of a Chinese-controlled offshore-incorporated enterprise is located in China. In addition, on August 3, 2011, the SAT issued a bulletin to make clarification in the areas of resident status determination, post-determination administration, as well as competent tax authorities. The Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes. However, if the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income taxes, at a rate of 25%.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands, except share-related data)

15.	INCOME TAXES - continued

PRC - continued

If any entity within the Group that is outside the PRC were to be a non-resident for PRC tax purposes, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with the PRC.

As of December 31, 2012, the Company's subsidiaries located in the PRC recorded aggregate accumulated earning of approximately RMB117,703. Since the Group has decided to reinvest those profits for future development, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Group. Accordingly, no deferred tax liability has been accrued for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Group as of December 31, 2012.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100 (equivalent of US$15) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The relevant tax authorities of the Group's subsidiaries have not conducted a tax examination on the PRC entities. In accordance with relevant PRC tax administration laws, tax years from 2008 to 2012 of the Group's PRC subsidiaries, the VIE and VIE's subsidiaries remain subject to tax audits as of December 31, 2012, at the tax authorities' discretion.

Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of carrying amount over tax basis, including those differences attributable to a more than 50% interest in a domestic subsidiary. The Group has not recorded any such deferred tax liability attributable to the financial interest in its VIE because the VIE was in an accumulated loss position as of December 31, 2012.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands, except share-related data)

16.	NONCONTROLLING INTEREST

The Group computed net income attributable to noncontrolling interests ("NCI") for each less-than-wholly-owned subsidiary as the net income or loss of that subsidiary multiplied by the ownership percentage held by NCI. The total net income generated by the Group's less-than-wholly-owned subsidiaries was RMB92,074, RMB97,376, and RMB108,998 for the years ended December 31, 2010, 2011 and 2012, respectively. The net income attributed to NCI was RMB36,840, RMB39,752, and RMB45,338, representing 40.0%, 40.8%, and 41.6% of net income generated by the Group's less-than-wholly-owned subsidiaries and 48.4%, 70.3%, 54.4% of the Group's consolidated net income for the years ended December 31, 2010, 2011 and 2012, respectively.

	For the years ended December 31
	2010	2011	2012
	RMB	RMB	RMB
Balance at January	102,180	133,485	167,253
Net income (i)	36,840	39,752	45,338
Capital injection by noncontrolling shareholders(ii)	1,470	2,960	-
Foreign currency translation adjustments	951	6,268	2,498
Dividend to noncontrolling shareholders	(7,102)	(15,212)	(17,321)
Acquisition of noncontrolling interests (iii)	(854)	-	-
Disposal of the subsidiaries (iv)	-	-	(857)

Balance at December 31	133,485	167,253	196,911

(i)	The Group computed net income attributable to noncontrolling interests for each less-than-wholly-owned subsidiary as the net income or loss of that subsidiary multiplied by the ownership percentage held by NCI.

(ii)	Represented the capital contributions from the noncontrolling shareholders, which are in proportion to their ownership percentages in the respective subsidiaries.

(iii)	Represented the acquisitions of noncontrolling interests inYuancheng Education, Hangzhou Hongcheng Education Training Service Co., Ltd., and Nanning Hongcheng Xueyuan Technology Development Co., Ltd. in 2010.

(iv)	Represented the disposal of noncontrolling interests in Guangzhou Hongcheng and Guangxi Hongcheng in 2012.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands, except share-related data)

17.	NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share for the years indicated:

	For the years ended December 31,
	2010	2011	2012
	RMB	RMB	RMB

Net income attributable to ChinaEdu Corporation (numerator)	39,317	16,821	37,971

Shares (denominator):
Weighted average ordinary shares outstanding used in computing basic net income per share	48,004,323	47,453,930	47,523,375
Incremental weighted average ordinary shares from assumed conversions of share option, warrants and RSUs using treasury stock method	4,005,906	3,215,299	2,963,858

Weighted average ordinary shares outstanding used in computing diluted net income per share	52,010,229	50,669,229	50,487,233

Net income per share attributable to ChinaEdu Corporation-basic	0.82	0.35	0.80
Net income per share attributable to ChinaEdu Corporation-diluted	0.76	0.33	0.75

Ordinary share equivalents of options, warrants, and RSUs are calculated using the treasury stock method. Under the treasury stock method, the proceeds from the assumed conversion of options and warrants are used to repurchase outstanding ordinary shares using the average fair value for the period.

18.	WARRANTS

Pursuant to the terms of the Series C preferred share agreement dated July 14, 2005, the Company granted warrants to Series C preferred shareholders to purchase up to 608,108 ordinary shares. The warrants had an exercise price of US$1.85 per share and were exercisable commencing on July 14, 2005 and ending on August 12, 2010. The fair value and the booked value of the warrants were approximately RMB2,459 (US$305) and RMB2,353 (US$292), respectively, at the grant date. Up to the end of 2009, 121,622 warrants were exercised at US$1.85 to purchase the same number of ordinary shares. The remaining unexercised 486,486 warrants lapsed in August 2010 with the amount of RMB1,883, which was reclassified to additional paid-in capital account. As of December 31, 2011 and 2012, no warrants were outstanding.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands, except share-related data)

19.	SHARE REPURCHASES

In April 2010, the Company approved a share repurchase plan to repurchase up to US$3 million of the outstanding ADSs from time to time through May 1, 2012. Pursuant to this plan, the Company repurchased of 852,144 ordinary shares in open market transactions conducted between June and November 2010 for a cash consideration of RMB13,262 (US$1,996), and all the repurchased shares were cancelled. The repurchases were made at an average price of US$2.34 per ordinary share (US$7.03 per ADS). In 2011, the Company repurchased an aggregate of 590,205 ordinary shares in open market transactions conducted between May and December 2011 for a cash consideration of RMB8,243(US$1,274), and all the repurchased shares were cancelled. The repurchases were made at an average price of US$2.16 per ordinary share (US$6.48 per ADS).

In May 2011, the Company approved a share repurchase plan to repurchase up to $10 million of the outstanding ADSs from time to time though May 1, 2013. Pursuant to this plan, the Company repurchased an aggregate of 376,761 ordinary shares in open market transactions conducted between June and December 2012 for a cash consideration of RMB4,574 (US$723). and all the repurchased shares were cancelled. The purchases were made at an average price of US$1.83 per ordinary share (US$5.48 per ADS).

In December 31, 2012, the Company approved a share repurchase plan to repurchase up to US$40 million of the outstanding ADSs from time to time and no expiry date was stipulated for the repurchase.

20.	MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

Full-time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Group to accrue for these benefits based on certain percentages of the employees' salaries. Total provisions for such employee benefits were RMB27,543, RMB35,384 and RMB36,039 for the years ended December 31, 2010, 2011 and 2012, respectively.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands, except share-related data)

21.	FAIR VALUE MEASUREMENTS

Measured on recurring basis

The Group's financial assets measured at fair value on a recurring basis as of December 31, 2011 and 2012 consists of available-for-sale securities as set out in Note 6 based on level 1 input because the Group used the quoted prices for identical instruments traded in active markets to value the investments.

The following table summarizes the Group's financial assets measured and recorded at fair value on recurring basis as of December 31, 2011, and 2012, respectively:

	Quoted price in	Significant
	active markets	other	Significant
	for identical	observable	unobservable
	investments	inputs	inputs
	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
As of December 31, 2011
Assets:
Available-for-sale investments	17,648	-	-	17,648

Total assets at fair value	17,648	-	-	17,648

As of December 31, 2012
Assets:
Available-for-sale investments	15,575	-	-	15,575

Total assets at fair value	15,575	-	-	15,575

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

The Group measured the intangible assets at fair value on a nonrecurring basis as results of the impairment loss of RMB5,901 recognized in 2012, as set out in Note 10. The fair value was determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection on the discounted future cash flow and the discount rate.

The Group measured the goodwill at fair value on a nonrecurring basis when it is annually evaluated or whenever events or changes in circumstances indicate that carrying amount of a reporting unit exceeds its fair value as a result of the impairment assessments (Note 11). The fair value was determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection on the discounted future cash flow and the discount rate. There was no impairment for the years ended December 31, 2010, 2011 and 2012.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands, except share-related data)

22.	COMMITMENTS

(a)	Pursuant to a contract signed between Hongcheng Education and the Fourth Middle School of Anqing for the use of the school's education resources, Hongcheng Education has committed to pay a royalty fee of RMB650 per annum from 2005 to 2007, RMB1,000 per annum from 2008 to 2010, and RMB1,200 per annum from 2011 to 2024. The aggregate fees committed through 2024 were recognized as expenses on a straight-line basis, and the difference between the amount paid and the amount recognized is reported as amount due to related parties. For the years ended December 31, 2010, 2011 and 2012, the amounts reported as expenses were RMB1,088 during each period. The amounts recorded as deferred commitment fees included in accrued expenses and other current liabilities as of December 31, 2011 and 2012 were RMB1,463 and RMB1,350, respectively.

(b)	The Group leases certain office premises under non-cancelable operating leases through 2016. Rental expenses under operating leases for 2010, 2011, and 2012 were RMB11,031, RMB14,858 and RMB18,091 respectively.

Future minimum lease payments under non-cancelable operating leases agreements are as follows:

Years ending December 31	RMB

2013	7,987
2014	3,562
2015	1,608
2016	1,540
2017 and thereafter	1,279

15,976

(c)	As of December 31, 2012, the Group had commitments totaling RMB66,016 for the expansion of the schools in Anqing, Pingdingshan and Jingzhou. As of December 31, 2012, the remaining portion of capital commitment to the Jingzhou School for its expansion was RMB64,752, which included capital commitment for the on-going construction in progress of RMB5,572. Since the construction of Jingzhou School is delayed, the Group is unable to make reasonable estimates regarding the timing of payment of capital commitments for Jingzhou School. The capital commitments for the on-going construction in progress of Anqing and Pingdingshan schools totaling RMB1,264 as of December 31, 2012 are expected to be paid within 2013.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands, except share-related data)

23.	SEGMENT AND GEOGRAPHIC INFORMATION

The Group has been organized with four business segments: online degree programs, online tutoring programs, private primary and secondary schools and international and elite curriculum programs.

The Group's chief operating decision maker is its chief executive officer. Segment information provided to the chief operating decision maker is prepared using US GAAP.

The following sets forth the relevant information for the Group's operating segments:

	As of December 31,
	2011	2012
	RMB	RMB

Assets
Online degree programs	778,269	937,541
Online tutoring programs	53,859	49,980
Private primary and secondary schools	151,478	150,723
International and elite curriculum programs	39,607	23,132
Corporate assets	82,352	80,877

Total assets	1,105,565	1,242,253

Liabilities
Online degree programs	116,055	184,190
Online tutoring programs	53,531	57,188
Private primary and secondary schools	120,306	112,008
International and elite curriculum programs	34,558	38,081
Corporate liabilities	9,056	3,684

Total liabilities	333,506	395,151

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands, except share-related data)

23.	SEGMENT AND GEOGRAPHIC INFORMATION - continued

Segment of net revenue are presented in the following table.

	For the years ended December 31,
	2010	2011	2012
	RMB	RMB	RMB

Net revenue
Online degree programs	310,005	347,107	393,343
Online tutoring programs	23,669	25,755	25,266
Private primary and secondary schools	41,054	49,653	59,937
International and elite curriculum programs	14,114	13,344	9,776

Total net revenue	388,842	435,859	488,322

Cost of revenue
Online degree programs	101,906	124,242	137,689
Online tutoring programs	6,101	9,107	11,861
Private primary and secondary schools	30,279	36,127	42,713
International and elite curriculum programs	9,416	16,128	9,846

Total cost of revenue	147,702	185,604	202,109

Gross profit (loss)
Online degree programs	208,099	222,865	255,654
Online tutoring programs	17,568	16,648	13,405
Private primary and secondary schools	10,775	13,526	17,224
International and elite curriculum programs	4,698	(2,784)	(70)

Total gross profit	241,140	250,255	286,213

The Group does not allocate operating expenses to individual segments when making decisions about allocating resources to such segments and assessing their performance. The Group primarily operates in the PRC. All of the Group's long-lived assets are located in the PRC.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands, except share-related data)

23.	SEGMENT AND GEOGRAPHIC INFORMATION - continued

Net revenue from significant types of services the Group provides was as follows:

	For the years ended December 31,
	2010	2011	2012
	RMB	RMB	RMB

Third parties:
Online degree programs	78,471	97,284	121,541
Online tutoring programs	23,669	25,755	25,266
Private primary and secondary schools	41,054	49,653	59,937
International and elite curriculum programs	14,114	13,344	9,776

	157,308	186,036	216,520

Related parties:
Online education technical services, consulting services and recruiting services	231,534	249,823	271,802

	231,534	249,823	271,802

	388,842	435,859	488,322

The carrying amounts of goodwill and acquired intangible assets by operating segments were as follows:

	As of December 31,
	2011	2012
	RMB	RMB

Acquired intangible assets, net:
Online degree programs	45,781	43,798
Online tutoring programs	4,350	4,324
Private primary and secondary schools	2,695	2,442
International and elite curriculum programs	10,812	3,935

	63,638	54,499

Goodwill:
Online degree programs	17,960	17,960
Online tutoring programs	20,798	20,798
Private primary and secondary schools	-	-
International and elite curriculum programs	4,497	4,497

	43,255	43,255

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands, except share-related data)

24.	RELATED PARTY TRANSACTIONS

The noncontrolling shareholders of a number of the Company's subsidiaries are universities that also purchase online education technical, consulting and recruiting services from the Group. These universities are considered related parties of the Group. Revenue generated from services provided to these universities was as follows:

	For the years ended December 31,
	2010	2011	2012
	RMB	RMB	RMB

Online education technical and consulting services:
Online Education School of Dongbei University of Finance and Economics	41,757	46,459	54,576
Online Education School of Renmin University of China(i)	63,926	56,758	47,389
Online Education School of Chongqing University	43,815	57,175	70,149
Online Education School of China Agricultural University	48,482	49,068	49,394
Online Education School of Beijing Language and Culture University	29,096	33,531	39,042
Online Education School of Central University of Finance and Economics	2,309	2,834	2,284
Online Education School of Guangxi Radio and TV University	319	251	1,585
Online Education School of Fujian Radio and TV University	1,830	3,747	5,191
Zhejiang Normal University	-	-	2,192

Total	231,534	249,823	271,802

Deferred revenues associated with services provided to related parties were as follows:

	As of December 31,
	2011	2012
	RMB	RMB
Online Education School of Dongbei University of Finance and Economics	13,214	14,616
Online Education School of Renmin University of China	14,069	11,431
Online Education School of Chongqing University	12,352	18,385
Online Education School of China Agricultural University	12,927	11,018
Online Education School of Beijing Language and Culture University	12,545	10,005
Online Education School of Guangxi Radio and TV University	66	76
Online Education School of Fujian Radio and TV University	-	150

	65,173	65,681

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands, except share-related data)

24.	RELATED PARTY TRANSACTIONS - continued

As of December 31, 2011 and 2012, the following balances were due from related parties:

	As of December 31,
	2011	2012
	RMB	RMB
Schools owned by the noncontrolling shareholders of the Company's subsidiaries:
Online Education School of Dongbei University of Finance and Economics (i)	11,418	31,272
Online Education School of Renmin University of China (i)	98,158	71,361
Online Education School of Chongqing University (i)(ii)	87,756	107,396
Online Education School of China Agricultural University of China (i)	22,837	72,768
Online Education School of Beijing Language and Culture University (i)	15,633	14,133
Online Education School of Guangxi Radio and TV University (i)	296	325
Online Education School of Fujian Radio and TV University (i)	1,918	2,920
Zhejiang Normal University	-	1,988

	238,016	302,163

(i)	The fees for services provided to the online schools are collected on a periodic basis. The excess amount of revenue recognized over the cash collection is recorded as amounts due from related parties.
(ii)	The amounts due from Online Education School of Chongqing University includes RMB41,979 of amounts due from related party-non-current.

All of the amounts due from related parties are unsecured and non-interest bearing. The Group expects the balance of RMB260,184 as of December 31, 2012 to be received within the next 12 months and the remaining balance of RMB41,979 to be received within the next 18 months based on the payment schedule agreed by both parties in 2012.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands, except share-related data)

24.	RELATED PARTY TRANSACTIONS - continued

As of December 31, 2011 and 2012, the following balances were due to related parties:

	As of December 31,
	2011	2012
	RMB	RMB
Entity managed by management of the Group:
The Fourth Middle School of Anqing (ii)	1,953	1,926
Parent company of a noncontrolling shareholder:
Rendashiji Technology Development Co., Ltd.(iii)	-	522
Schools owned by the noncontrolling shareholders of the Company's subsidiaries:
Online Education School of Dongbei University of Finance and Economics (i)	5,234	32,018
Online Education School of Dongbei University of Finance and Economics (iii)	4,642	-
Online Education School of Chongqing University (i)	810	268
Online Education School of Central University of Finance and Economics (i)	-	226
Online Education School of China Agricultural University of China (i)	3	355
Online Education School of Guangxi Radio and TV University (i)	6	-
Online Education School of Fujian Radio and TV University (i)	46	46
Online Education School of Beijing Language and Culture University (i)	452	-
Zhejiang Normal University (i)	-	146

	13,146	35,507

(i)	The amounts represented cash collected on behalf of the related parties.

(ii)	The amount primarily represents royalty fees to be paid.

(iii)	The amount represents dividend declared but not paid as of December 31, 2012.

All the amounts due to related parties are non-interest bearing and unsecured. The Group expects the amounts to be repaid within one year.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands, except share-related data)

25.	STATUTORY RESERVES

Prior to payment of dividends, pursuant to the PRC laws and regulations, enterprises incorporated in the PRC must make appropriations from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of each company. These reserves include (i) general reserve, (ii) enterprise expansion reserve, (iii) a staff bonus and welfare reserve, and (iv) development fund.

Subject to certain cumulative limits, the general reserve requires annual appropriations of 10% of after-tax profits as determined under PRC laws and regulations at each year-end until the balance reaches 50% of the PRC entity registered capital; the other reserve appropriations are at the Group’s discretion. These reserves can only be used for specific purposes of enterprise expansion and are not distributable as cash dividends.

PRC laws and regulations require private schools that require reasonable returns to make annual appropriations of 25% of after-tax income before payments of dividend to a fund to be used for the construction or maintenance of the school or procurement or upgrading of educational equipment. For private schools that do not require reasonable returns, this amount should be equivalent to no less than 25% of the annual increase of its net assets as determined in accordance with generally accepted accounting principles in the PRC.

For the years ended December 31, 2010, 2011 and 2012, the Group's entities in the PRC made appropriations to the general reserves and development fund of RMB15,931, RMB7,043 and RMB4,341, respectively.

26.	RESTRICTED NET ASSETS

The Group's restricted net assets include the paid-in-capital and statutory reserves of the Group's PRC subsidiaries and paid-in-capital of its VIE and VIE's subsidiaries. Relevant PRC statutory laws and regulations restrict the payments of dividends by the Group's PRC subsidiaries and VIE from their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, general reserve (see Note 25) requiring annual appropriations of 10% of after-tax profit and development fund (see Note 25) requiring annual appropriations of 25% of after-tax profit or 25% of the annual increase of net assets should be set aside prior to the payment of dividends.

As a result of these PRC laws and regulations, the Group's entities in the PRC are restricted in their ability to transfer a portion of their net assets to the Group. As of December 31, 2011, and 2012, the amounts of restricted net assets were RMB507,800 and RMB509,421, respectively.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands, except share-related data)

27.	SUBSEQUENT EVENTS

Share repurchase

The Company repurchased an aggregate of 19,695,552 ordinary shares equivalent under the privately negotiated repurchase agreements conducted between January and February 2013 for a cash consideration of RMB229,132 (equivalent of US$36,765) from the following borrowings, and all the repurchased shares were cancelled. The purchases were made at an average price of US$1.87 per ordinary share (US$5.60 per ADS) and were recorded as a reduction of ordinary shares and additional paid-in capital.

Revolving loan

In January 2013, the Company obtained a monthly revolving loan of RMB6,211 (equivalent of US$ 998) with an annual interest rate of 1.21% from Credit Agricole (Suisse) SA, Hong Kong branch. The loan can be renewed monthly and was pledged by the corporate bonds of RMB10,008 (equivalent of US$1,608) which are held by the Company with the same bank.

Credit facility agreement

The Company entered into a credit facility agreement ("Loan Agreement") with The Bank of East Asia, Limited ("BEA"), which includes Facility 1 of up to a maximum principal amount of RMB 160,000 and Facility 2 of up to a maximum principal amount of USD10,000. The Company has withdrawn RMB159,750 of Facility 1 and the remaining RMB 250 was cancelled and fully withdrew the amount of Facility 2 on February 1, 2013.

The interest rate for the loan from Facility 1 is 4.5%, being defined at 0.5% plus BEA CNY Prime Rate as quoted by BEA from time to time; the interest rate for the loan from Facility 2 was 4.4455%, being defined at 4.2% plus 3-month London Interbank Offered Rate ("LIBOR") (0.2455% as of the date of loan withdrawn). Facility 1 is a three-year loan and Facility 2 is a one-year loan.

Facility 1 was secured by a standby letter of credit issued by BEA Beijing branch. The standby letter of credit was secured by a three-year cash pledge of RMB95,850 and the collateralization of the Gehua building office. The security provided for Facility 2 is to maintain an RMB deposit with BEA Beijing branch for an amount with daily average balance of not less than RMB35,000 throughout the loan life of the Facility 2 and a monitoring agreement regarding the RMB deposits maintained.

Among other things, the Credit facility agreement also contains covenants that require the Company to maintain:

·	Maintain the Group's consolidated tangible net worth of not less than RMB270 million;
·	Maintain the Group's consolidated total current assets to consolidated total current liabilities ratio not less than 1.2:1; and
·	Maintain the Group's consolidated net bank borrowings to its consolidated tangible net worth not greater than 0.75:1.

CHINAEDU CORPORATION

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(In thousands, except share-related data)

	As of December 31,
	2011	2012	2012
	RMB	RMB	US$
Assets

Current assets:
Cash and cash equivalents	744	137	22
Short-term investments	17,648	15,575	2,500
Prepaid expenses and other current assets	1,038	1,079	173
Amounts due from related parties	63,664	66,167	10,621

Total current assets	83,094	82,958	13,316
Investments in subsidiaries and VIE	531,511	572,995	91,972

Total assets	614,605	655,953	105,288

Liabilities and Equity

Current liabilities:
Accrued expenses and other current liabilities	4,663	1,195	191
Amount due to related parties	1,931	1,922	309

Total current liabilities	6,594	3,117	500
Deferred revenue	3,205	2,645	425

Total liabilities	9,799	5,762	925

Equity:
Ordinary shares (RMB0.08 (US$0.01) par value; 100,000,000 shares authorized; 53,804,980 and 47,215,888 shares issued and outstanding, respectively as of December 31, 2011; 53,428,219 and 47,676,331 shares issued and outstanding, respectively as of December 31, 2012)	4,041	4,070	653
Additional paid-in capital	673,516	682,239	109,507
Accumulated deficits	(43,195)	(5,224)	(839)
Accumulated other comprehensive loss	(29,556)	(30,894)	(4,958)

Total equity	604,806	650,191	104,363

Total liabilities and equity	614,605	655,953	105,288

CHINAEDU CORPORATION

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF OPERATIONS

(In thousands, except share-related data)

	For the years ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Operating expenses:
General and administrative (including share-based compensation of RMB6,283, RMB6,483, and RMB8,258 for 2010, 2011 and 2012, respectively)	(10,223)	(10,775)	(8,881)	(1,426)

Loss from operations	(10,223)	(10,775)	(8,881)	(1,426)

Other income	572	547	534	86
Interest income	750	1,176	892	142
Interest expense	(5)	-	-	-
Investment income (loss)	-	(201)	226	36
Equity in earnings of subsidiaries and VIE	48,223	26,074	45,200	7,254

Net income	39,317	16,821	37,971	6,092

CHINAEDU CORPORATION

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF OPERATIONS

(In thousands, except share-related data)

	For the years ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$

Net income	39,317	16,821	37,971	6,092
Other comprehensive income(losses), net of taxes:
Foreign currency translation adjustments	(2,139)	(7,019)	(2,585)	(415)
Change in fair value of available-for-sale investments, net of taxes	(85)	187	1,247	200

Comprehensive income attributable to ChinaEdu Corporation shareholders	37,093	9,989	36,633	5,877

CHINAEDU CORPORATION

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF CHANGES IN EQUITY

(In thousands, except share-related data)

										Accumulated
				Additional						other
	Ordinary shares			paid-in				Accumulated		comprehensive
	Outstanding shares	Amount		capital		Warrants		deficits		income (loss)	Total
		RMB		RMB		RMB		RMB		RMB	RMB

Balance at January 1, 2010	47,775,526		4,076		673,847	1,883		(99,333)		(20,500)		559,973
Repurchase and cancellation of ordinary shares	(852,144)		(57)		(13,411)	-		-		-		(13,468)
Forfeiture of warrants	-		-		1,883	(1,883)		-		-		-
Exercise of share options	765,924		52		6,046	-		-		-		6,098
Amortization of share-based compensation	-		-		6,283	-		-		-		6,283
Foreign currency translation adjustments	-		-		-	-		-		(2,139)		(2,139)
Change in fair value of available-for-sale	-		-		-	-		-		(85)		(85)
Net income	-		-		-	-		39,317		-		39,317

Balance at December 31, 2010	47,689,306		4,071		674,648	-		(60,016)		(22,724)		595,979

Repurchase and cancellation of ordinary shares	(590,205)		(38)		(8,205)	-		-		-		(8,243)
Exercise of share options	116,787		8		590	-		-		-		598
Amortization of share-based compensation	-		-		6,483	-		-		-		6,483
Foreign currency translation adjustments	-		-		-	-		-		(7,019)		(7,019)
Change in fair value of available-for-sale	-		-		-	-		-		187		187
Net income	-		-		-	-		16,821		-		16,821

Balance at December 31, 2011	47,215,888		4,041		673,516	-		(43,195)		(29,556)		604,806

Repurchase and cancellation of ordinary shares	(376,761)		(24)		(4,550)	-		-		-		(4,574)
Exercise of share options	837,204		53		5,015	-		-		-		5,068
Amortization of share-based compensation	-		-		8,258	-		-		-		8,258
Foreign currency translation adjustments	-		-		-	-		-		(2,585)		(2,585)
Change in fair value of available-for-sale	-		-		-	-		-		1,247		1,247
Net income	-		-		-	-		37,971		-		37,971

Balance at December 31, 2012	47,676,331		4,070		682,239	-		(5,224)		(30,894)		650,191

		US$	653	US$	109,507		US$	(839)	US$	(4,958)	US$	104,363

CHINAEDU CORPORATION

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FLOWS

(In thousands, except share-related data)

	For the years ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	39,317	16,821	37,971	6,092
Adjustments to reconcile net income to net cash used in operating activities:
Share based compensation	6,283	6,483	8,258	1,326
Investment income (loss)	-	201	(226)	(36)
Equity in earnings of subsidiaries and VIE	(48,223)	(26,074)	(45,200)	(7,256)
Changes in assets and liabilities:
Prepaid expenses and other current assets	163	242	(31)	(5)
Amounts due from related parties	(1,094)	(1,574)	(1,897)	(303)
Accrued expense and other liabilities	(1,062)	242	(2,907)	(466)
Amount due to a related party	85	16	-	-
Deferred revenue	(161)	(546)	(529)	(84)

Net cash used in operating activities	(4,692)	(4,189)	(4,561)	(732)

Cash flows from investing activities:
Maturity of term deposits	27,203	-	-	-
Proceeds from the sale of investment	-	8,306	7,953	1,277
Purchase of investments	(19,982)	(2,556)	(4,546)	(730)

Net cash provided by investing activities	7,221	5,750	3,407	547

Cash flows from financing activities:
Repurchase and cancellation of ordinary shares	(13,468)	(7,437)	(4,574)	(734)
Proceeds from exercise of share options	6,098	598	5,068	813
Prepayment for shares repurchases	(735)	(168)	-	-

Net cash (used in) provided by financing activities	(8,105)	(7,007)	494	79

Effect of exchange rate changes	(693)	80	53	9

Net decrease in cash and cash equivalents	(6,269)	(5,366)	(607)	(97)
Cash and cash equivalents, beginning of year	12,379	6,110	744	119

Cash and cash equivalents, end of year	6,110	744	137	22

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

In its consolidated financial statements, the Parent Company consolidates the results of operations and assets and liabilities of its subsidiaries, VIE and VIE's subsidiaries, and inter-company balances and transactions were eliminated upon consolidation. For the purpose of the Parent Company's stand-alone financial statements, its investments in subsidiaries, VIE and VIE's subsidiaries are reported using the equity method of accounting as a single line item and the Parent Company's share of income from its subsidiaries, VIE and VIE's subsidiaries are reported as the single line item of equity in losses of subsidiaries and VIE. Ordinarily under the equity method, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this Schedule I, the Parent Company has continued to reflect its share, based on its proportionate interest, of the losses of a subsidiary or VIE regardless of the carrying value of the investment even though the Parent Company is not obligated to provide continuing support or fund losses.

The Parent Company carried the investments in subsidiaries and VIE at RMB531,511and RMB572,995 as of December 31, 2011 and 2012, respectively. The Parent Company's share of equity in income in subsidiaries and the VIE recognized for the years ended December 31, 2010, 2011 and 2012 was RMB48,223, RMB26,074 and RMB45,200, respectively.

3.	INCOME TAXES

The Company is a Cayman Islands company, and therefore is not subject to income taxes for all the years presented.

CHINAEDU CORPORATION

NOTES TO ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

(In thousands, except share-related data)

4.	RELATED PARTY TRANSACTIONS

The following represents related party balances as of December 31, 2011 and 2012:

	As of December 31,
	2011	2012
	RMB	RMB

Amounts due from related parties:
Former director-Yang Xueshan (i)	14,840	14,840
Vice President-Xie Changqing (i)	39,360	39,360
CMR (ii)	4,249	5,467
Hongcheng Liye (iii)	2,499	2,499
BJ-BCIT (iv)	1,813	1,817
Hongcheng Technology (v)	749	2,087
Others	154	97

	63,664	66,167

Amount due to related parties:
WITT (vi)	1,647	1,587
Others	284	335

	1,931	1,922

(i)	The amounts represent loans to the two nominee shareholders of Hongcheng Education.

(ii)	The amount represents the receivable of profit distribution from a subsidiary company.
(iii)	The amounts represent the service fee paid on behalf of a subsidiary company.

(iv)	The amounts represent the payment of students registration fee on behalf of a subsidiary company.
(v)	The amounts represent the receivable of the proceeds from stock option exercise, which were collected and temporarily held by Hongcheng Technology.
(vi)	The amounts represent the expenses paid by a subsidiary company on behalf of the Company.

