Form 20-F
period 2013-12-31
ChinaEdu CORP
filed 2014-04-29
CIK 1411419

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

30,883,842ordinary shares, par value $0.01 per ordinary share as of December 31, 2013

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

☐ Yes   ☐ No

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

Item 3. Key Information

A.     Selected Financial Data

Selected Condensed Consolidated Financial Data

The following selected condensed consolidated statement of operations data for the three years ended December 31, 2011, 2012 and 2013 and selected condensed consolidated balance sheet data as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements included in this annual report. These consolidated financial statements have been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP Beijing Branch, an independent registered public accounting firm. The selected condensed consolidated statement of operations data for the years ended December 31, 2009 and 2010 and selected consolidated balance sheet data as of December 31, 2009, 2010 and 2011 have been derived from our audited consolidated financial statements, which are not included in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The historical results are not necessarily indicative of results to be expected in any future period. The selected condensed consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects—A. Operating Results” included elsewhere in this annual report.

	Years ended December 31,
	2009	2010	2011	2012	2013	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands, except per share data)

Condensed Consolidated Statement of Operations Data:
Net revenue
Online degree programs	285,178	310,005	347,107	393,343	438,375	72,414
Online tutoring programs	19,584	23,669	25,755	25,266	31,312	5,172
Private primary and secondary schools	30,627	41,054	49,653	59,937	68,747	11,357
International and elite curriculum programs	19,317	14,114	13,344	9,776	9,506	1,570
Net revenue	354,706	388,842	435,859	488,322	547,940	90,513
Cost of revenue	(138,362)	(147,702)	(185,604)	(202,109)	(210,999)	(34,855)
Gross profit	216,344	241,140	250,255	286,213	336,941	55,658
Operating expenses
General and administrative	(82,858)	(84,110)	(93,950)	(100,204)	(113,305)	(18,717)
Selling and marketing	(23,688)	(37,632)	(52,777)	(48,407)	(46,257)	(7,641)
Research and development	(30,385)	(37,358)	(40,589)	(40,512)	(49,948)	(8,251)
Intangible assets impairment	—	—	—	(5,901)	—	—
Total operating expenses	(136,931)	(159,100)	(187,316)	(195,024)	(209,510)	(34,609)
Income from operations	79,413	82,040	62,939	91,189	127,431	21,049
Interest income	4,980	5,552	8,843	13,253	12,793	2,113
Interest expense	(2)	(5)	—	—	(12,849)	(2,122)
Gain on disposal of subsidiaries	—	—	—	2,197	—	—
Gain on consolidation of Hongcheng Xueyuan	—	260	—	—	—	—
Investment income	—	1,071	832	1,460	497	82
Other income	1,748	572	1,003	1,376	1,951	322
Foreign exchange loss	—	—	—	—	(2,728)	(451)
Income before income tax and equity method investments	86,139	89,490	73,617	109,475	127,095	20,993
Income tax provisions (benefits)
Current	18,981	17,933	23,078	19,939	37,282	6,159
Deferred	306	(4,600)	(6,034)	6,488	(9,493)	(1,569)
Total income tax provisions	19,287	13,333	17,044	26,427	27,789	4,590
Net income before income from equity method investments	66,852	76,157	56,573	83,048	99,306	16,403
Income from equity method investments, net of taxes	—	—	—	261	692	115
Net income	66,852	76,157	56,573	83,309	99,998	16,518
Less: net income attributable to the noncontrolling interests	32,073	36,840	39,752	45,338	49,500	8,178
Net income attributable to ChinaEdu Corporation shareholders	34,779	39,317	16,821	37,971	50,498	8,340
Net income per share attributable to ChinaEdu Corporation shareholders—basic	0.71	0.82	0.35	0.80	1.79	0.30
Net income per share attributable to ChinaEdu Corporation shareholders—diluted	0.66	0.76	0.33	0.75	1.58	0.26
Net income per ADS attributable to ChinaEdu Corporation shareholders
Basic—ordinary	2.14	2.46	1.06	2.40	5.36	0.89
Diluted—ordinary	1.99	2.27	1.00	2.26	4.75	0.79
Weighted average shares used in calculating ordinary basic net income per share	48,844,606	48,004,323	47,453,930	47,523,375	28,250,473	28,250,473
Weighted average shares used in calculating ordinary diluted net income per share	52,519,683	52,010,229	50,669,229	50,487,233	31,877,916	31,877,916

	Years ended December 31,
	2009	2010	2011	2012	2013	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Share-based compensation expense included in:
Cost of revenue	489	815	522	488	748	124
General and administrative	5,982	2,760	2,909	4,176	6,780	1,120
Selling and marketing	676	2,248	2,755	3,103	2,000	330
Research and development	269	460	297	491	359	59
Total	7,416	6,283	6,483	8,258	9,887	1,633

Amortization of intangible assets acquired through business combination included in:
Cost of revenue	2,977	2,835	2,357	2,177	1,583	262
Selling and marketing	774	23	138	138	—	—
Total	3,751	2,858	2,495	2,315	1,583	262

	As of December 31,
	2009	2010	2011	2012	2013	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Condensed Consolidated Balance Sheet Data:
Cash and cash equivalents	203,143	190,493	273,746	385,922	431,844	71,336
Term deposits	122,304	120,500	98,163	92,028	67,083	11,081
Accounts receivable, net	28,334	35,091	31,478	34,917	26,561	4,388
Amounts due from related parties-current	176,802	246,925	238,016	260,184	343,970	56,820
Other current assets	48,547	68,796	63,070	56,601	42,480	7,017
Total current assets	579,130	661,805	704,473	829,652	911,938	150,642
Term deposits — non-current	—	—	—	—	70,000	11,563
Property and equipment, net	217,893	227,507	239,210	238,563	232,558	38,416
Acquired intangible assets, net	66,621	65,849	63,638	54,499	51,416	8,493
Goodwill	38,155	43,255	43,255	43,255	43,255	7,145
Other long term assets	34,493	51,463	54,989	76,284	31,603	5,220
Total assets	936,292	1,049,879	1,105,565	1,242,253	1,340,770	221,479
Deferred revenues	97,853	105,891	125,332	134,175	138,734	22,917
Short-term loan					4,056	670
Accounts payable	6,467	11,410	2,239	2,401	2,716	449
Accrued expense and other current liabilities	68,917	83,486	91,980	113,558	137,497	22,713
Amounts due to related parties	25,668	31,177	13,146	35,507	52,099	8,606
Income taxes payable and other taxes payable	49,289	65,120	73,418	76,588	99,419	16,423
Total current liabilities	248,194	297,084	306,115	362,229	434,521	71,778
Deferred revenues	8,075	9,804	12,059	10,654	10,173	1,680
Long-term loan					213,883	35,331
Deferred tax liabilities	10,143	9,836	9,243	13,473	8,679	1,434
Unrecognized tax benefit	7,727	3,691	6,089	8,795	10,873	1,796
Total liabilities	274,139	320,415	333,506	395,151	678,129	112,019
Total Net Assets	662,153	729,464	772,059	847,102	662,641	109,460
Total ChinaEdu Corporation shareholders’ equity	559,973	595,979	604,806	650,191	436,202	72,055
Noncontrolling interests	102,180	133,485	167,253	196,911	226,439	37,405
Total equity	662,153	729,464	772,059	847,102	662,641	109,460
Total liabilities and equity	936,292	1,049,879	1,105,565	1,242,253	1,340,770	221,479

Exchange Rate Information

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.

	Renminbi per U.S. Dollar Noon Buying Rate
Period	Average [1]	High	Low	Period-End
2009	6.8295	6.8176	6.8470	6.8259
2010	6.7603	6.6000	6.8330	6.6000
2011	6.4475	6.2939	6.6364	6.2939
2012	6.3088	6.2221	6.3879	6.2301
2013	6.1412	6.0537	6.2438	6.0537

Previous Six Months
October 2013	6.1032	6.0815	6.1209	6.0943
November 2013	6.0929	6.0903	6.0993	6.0922
December 2013	6.0738	6.0537	6.0927	6.0537
January 2014	6.0509	6.0402	6.0600	6.0590
February 2014	6.0816	6.0591	6.1448	6.1448
March 2014	6.1729	6.1183	6.2273	6.2164
April 2014 (through April 18)	6.2121	6.1966	6.2240	6.2240

1 Annual averages are calculated by averaging the exchange rates on the last business day of each month. Monthly averages are calculated using the average of the daily rates during the relevant period.

On April 18, 2014, the exchange rate set forth in the H. 10 statistical release of the Federal Reserve Board was RMB6.2240 to $1.00.

We publish our financial statements in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. For all dates and periods through December 31, 2008, conversions of Renminbi into U.S. dollars are based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise indicated, conversions of RMB into U.S. dollars in this annual report are based on the exchange rate, as of December 31, 2013, which was RMB6.0537 to $1.00. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated above, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

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

For fiscal years ended December 31, 2011, 2012 and 2013, approximately 79.6%, 80.5% and 80.0%, respectively, of our net revenue was generated from services provided to online degree programs of Chinese universities. The growth of this business line depends on our ability to attract potential university partners and the ability of these universities to increase student enrollment for their online degree programs. We face many challenges in our online degree program services business, including:

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

A significant factor affecting the results of our online degree program business is the fees that our university partners are required to pay to independent learning centers. The share of tuition revenue that we receive is after the payment of fees to learning centers. As a result, an increase in the portion of tuition fees paid to the learning centers will result in a decrease in the portion of tuition fees that we receive as revenue. In 2013, a majority of our university partners paid fees to independent learning centers in amounts ranging from 33% to 53% of the gross tuition fees received by their online degree programs. For fiscal years ended December 31, 2011, 2012 and 2013, the portion of gross tuition fees that our university partners paid in aggregate to independent learning centers was approximately 42%, 43% and 44%, respectively. There can be no assurance that the amounts payable to independent learning centers, as a portion of gross tuition fees, will not increase.

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

For fiscal years ended December 31, 2011, 2012and 2013, 55.8%, 53.4%  and 51.0%, respectively, of our net revenue was derived from our services to our five largest online degree program customers. Our three largest customers, Chongqing University, Dongbei University of Finance and Economics and Renmin University of China, accounted for 15.7%, 11.4% and 8.6%, respectively, of our net revenue in 2013. These same customers accounted for 14.4%, 11.2% and 9.7%, respectively, of our net revenue in 2012, and 13.1%, 10.7% and 13.0%, respectively, of our net revenue in 2011. We will likely continue to rely on a relatively small number of customers for a significant portion of our revenue for the foreseeable future. If for any reason our revenue from any of our significant customers or other online degree programs were to decline or if we were to lose any of our significant customers, our revenue and results of operations would be materially and adversely affected.

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

In the year ended December 31, 2013, 80.0% of our net revenue was generated by providing services to online degree programs. Our revenue in this segment comes primarily from service fees that are paid by universities and calculated as a percentage of the tuition revenue of the online degree programs that we service, and the tuition charges for these programs are subject to price controls administered by various price control offices under China’s National Development and Reform Commission, or NDRC. Similarly, our revenue from the curriculum programs that we offer to secondary and vocational schools is also directly dependent on the tuition revenue of those schools, and those tuition charges are subject to administrative price controls. The tuition charges of our private primary and secondary schools are also subject to price controls. If the tuition charges upon which our revenue depends, particularly the tuition charges for online degree programs, were to be decreased or if they were not to increase in line with increases in our costs because of the actions of China’s administrative price controls, our revenue and profitability could be materially and adversely affected.

Our international curriculum programs, which include our vocational and English language programs, are heavily regulated, and our ability to conduct business in this area is highly dependent on regulatory policies and our compliance with these policies.

In April 2007, the MOE issued the Circular on Further Regulating Chinese-Foreign Cooperative Education Programs. The circular directs the local education authorities generally to suspend the approval of any new Chinese-foreign cooperative vocational education programs until the end of 2008, and there is no new policy currently promulgated to revoke the suspension. To ensure the quality of the Chinese-foreign cooperative education programs, the circular emphasizes the regulatory supervision of these programs and advises local education authorities to closely supervise and monitor existing programs, especially with respect to recruiting materials, advertisements, and issuance of degrees and diplomas, and directs them to report and remedy any non-compliance by existing programs of the applicable regulations. As a result of this circular, our British Columbia Institute of Technology, or BCIT, program has not been able to enter into any contract with new schools for the program and we do not expect it will in the near future. Although the circular only discusses the suspension of approvals through the end of 2008, we cannot assure you that our BCIT program will be able to enter into any contract with new schools in 2014 or at any time after that.

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

As a result of these developments, we incurred a goodwill impairment charge of RMB16.2 million related to the international curriculum programs segment during the year ended December 31, 2007 and an impairment charge of RMB68.2 million during the year ended December 31, 2008, of which RMB39.1 million was related to goodwill impairment and RMB29.1 million was related to intangible assets impairment.We incurred an intangible assets impairment charge of RMB5.9 million related to the international curriculum program segment during the year ended December 31, 2012.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2013and has concluded that our internal control over financial reporting was effective as of December 31, 2013. See “Item 15. Controls and Procedures.” Nevertheless, we cannot assure you that these measures will continue to be effective and that any significant deficiencies and material weakness in our internal control over financial reporting will not be identified in the future. Moreover, if we fail to maintain the adequacy of our internal control, we may not be able to conclude that we have effective internal control over financial reporting. Even if we do conclude that our internal control over financial reporting is effective, our independent registered public accounting firm may still issue an adverse opinion if it is not satisfied with our internal control. Furthermore, effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important to help us to manage the company effectively and prevent fraud. As a result, our failure to maintain effective internal control over financial reporting could result in a loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs.

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

In February 2007, we received provisional approval from the MOE to operate ten learning centers in the provinces of Beijing, Shanghai, and Jiangsu and Zhejiang for a trial period of up to 18 months. Although this provisional approval has since expired, the MOE has not ordered us to terminate operations at our learning centers, although no assurance can be given that the MOE will not do so. To date, we have established 143 learning centers, of which 66 are proprietary centers and 77 are contracted centers.

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

Any acquisition may require a significant commitment of management time, capital investment and other resources. For example, our entry into the private primary and secondary school business, which includes our Anqing Foreign Language School, or the Anqing School, Pingdingshan Wellent Bilingual School, or the Pingdingshan School and Jingzhou School (Southern Campus), has required us to invest significant amounts for the acquisition of the rights to operate these schools and for expanding facilities and upgrading the services offered by these schools. In 2010, we completed the construction of a new campus at the Anqing School and our capital expenditures in Anqing School totaled RMB4.3 million for the year ended December 31, 2013. We anticipate that the additional capital expenditures associated with the contracted commitment at the Anqing School will be approximately RMB1.0 million in 2014. In 2009, we constructed a new building and made related facility improvements for Pingdingshan School. Our capital expenditures in connection with such construction and facility improvements totaled RMB0.18 million for the year ended December 31, 2013. We anticipate that the additional capital expenditures associated with the contracted commitment at the Pingdingshan School will be approximately RMB0.1 million in 2014.

In the case of the Jingzhou School (Southern Campus), we initially planned to complete construction of a new campus by the fall 2006 recruiting season. Because of ongoing delays and the uncertainty as to when these delays will be resolved, we had outstanding capital commitments of approximately RMB64.8 million as of December 31, 2013 associated with Jingzhou School (Southern Campus). Delays in construction of the new campus at Jingzhou School (Southern Campus) have adversely affected the expected return on this investment, and we cannot assure you that we will be able to begin construction in the near future, or at all.

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

Most university online degree programs require students to pre-pay for a set number of courses at the outset of their enrollment. However, these students may not enroll in all of these courses in the same period for which they have prepaid tuition. We receive service fees from each university for technology and support services that we render to our university partners during a given semester to support their online degree programs. Our contracts are typically structured so that our service fees are based upon the cash tuition receipts of the university during a given semester. To the extent students request that the universities refund any unused prepaid tuition, our revenue could be adversely affected because the universities are entitled to deduct these refunds from the cash receipts upon which our fees are based. In 2013, the average refund rate, which was refund expressed as a percentage of cash receipts, of the majority of the university online degree programs that we serve was approximately 0.4%. Increases in this rate could increase our revenue volatility and adversely affect the profitability of our services.

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

Notwithstanding certain restructuring activities and the acquisition of 100% of the equity interest in Gotop Electronic, the entity that provides our online tutoring services and the ICP services related to such online tutoring services, our initial 80% equity interest in Gotop Electronic was originally acquired in 2005 through a separate subsidiary, Hongcheng Liye. That acquisition required approvals from the MII, the MOE and the MOFCOM, and these approvals were not obtained. Although in 2007, the 80% equity interest held by Hongcheng Liye was transferred to Xiandai Technology, and we acquired the remaining 20% equity interest in Gotop Electronic in 2008 through our affiliated entity, Hongcheng Education, any challenge by the PRC government to our initial acquisition or the imposition of sanctions against us for our activities before the restructuring could adversely affect our results of operations. In 2013, our online tutoring business accounted for 5.7% of our net revenue. There is no assurance that we will not be sanctioned for our non-compliance before these corrective measures were taken. These sanctions can range from monetary fines and penalties to suspension of our licenses or services that we provide to our customers.

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

We are a holding company, and we may rely in the future on dividends from our PRC subsidiaries and service, license and other fees paid to our PRC subsidiaries by our PRC-affiliated entity and its subsidiaries for our cash requirements, including servicing any debt we may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries and PRC-affiliated entity (other than our schools, which are subject to different regulations) in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Currently, all of our PRC subsidiaries comply with this reserve requirement except seven of our PRC subsidiaries because their statutory reserves have reached 50% of their registered capital. Furthermore, if our PRC subsidiaries and PRC-affiliated entity incur debt on their own behalf in the future, the terms of that debt may restrict their ability to pay dividends or make other payments to us. Moreover, at the end of each fiscal year, every private school in China is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. For private schools that require reasonable returns, this amount must be at least 25% of the annual net income of the school, if any. As a result, our return on investment in our private schools will be limited by this reserve requirement. See “—Our PRC-affiliated entity and its subsidiaries may be subject to significant limitations on its ability to operate private schools or make payments to related parties or otherwise be materially and adversely affected by changes in PRC laws and regulations.” Any limitation on the ability of our PRC subsidiaries and PRC-affiliated entity to distribute dividends or other payments to us in the future could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

We may be treated as a “resident enterprise” for PRC tax purposes under the Enterprise Income Tax Law, which may subject us to PRC income tax for our income originated both within and outside the PRC.

Under the Enterprise Income Tax Law, or the EIT Law, enterprises established under the laws of non-PRC jurisdictions but whose “de facto management” body is located in the PRC, may be treated as “resident enterprises” for PRC tax purposes. The EIT Law’s implementing rules define “de facto management” as having substantial and overall management and control over the production and operations, personnel, accounting, and properties of the enterprise. The only detailed guidance currently available for the definition of “de facto management body” as well as the determination of offshore incorporated PRC tax resident and its administration are set forth in two notices issued by the PRC State Administration of Taxation, or the SAT notices, which provide guidance on the administration as well as determination of the tax residency of Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC company or PRC corporate group as its primary controlling shareholder. Based on our analysis of the current facts, we believe that we and our overseas subsidiaries should not be treated as “resident enterprises” for PRC tax purposes. It remains unclear, however, as to how tax authorities will determine tax residency based on the facts of each case. For the year ended December 31, 2013, our calculation of income taxes generally reflects our status as a non-China tax resident company. If the PRC governmental authorities hold that we and our overseas subsidiaries should be treated as a resident enterprise for PRC tax purposes, our worldwide income will be subject to PRC income tax at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations, although dividends distributed from our PRC subsidiaries to us could be exempt from PRC dividend withholding tax, since such income is exempted under the new EIT Law to a PRC resident recipient.

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

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

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

Risks Related to the People’s Republic of China

Proceedings instituted by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese affiliates of the ‘‘big four’’ accounting firms,(including our auditors) and also against Dahua (the former BDO affiliate in China). The Rule 102(e) proceedings initiated by the SEC relate to these firms’ inabilityto produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission. The issues raised by the proceedings are not specific to our auditors or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States.

In January 2014, the administrative judge reached an Initial Decision that the “big four ” accounting firms should be barred from practicing before the Commission for six months.  However, it is currently impossible to determine the ultimate outcome of this matter as the accounting firms have filed a Petition for Review of the Initial Decision and pending that review the effect of the Initial Decision is suspended. The SEC Commissioners will review the Initial Decision, determine whether there has been any violation and, if so, determine the appropriate remedy to be placed on these audit firms.  Once such an order was made, the accounting firms would have a further right to appeal to the US Federal courts, and the effect of the order might be further stayed pending the outcome of that appeal.

Depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

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

The global financial markets have experienced significant disruptions since 2008. China’s economy has also faced challenges. To the extent that there has been recovery in some areas, it is uncertain whether such recovery is sustainable. Since we derive substantially all of our revenues from users in China, our business and prospects may be affected by economic conditions in China. A slowdown in China’s economy may lead to a reduced amount of personal spending on online services, which could materially and adversely affect our financial condition and results of operations.

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

On April 14, 2008, Measures on the Classification of High and New Technology Enterprises, a discussion and interpretation of the detailed standards applicable to the classification of “high and new technology enterprises” status, was promulgated. Currently eight of our subsidiaries and our PRC-affiliated entity have been approved and classified as “high and new technology enterprises”. Each approval is valid for three years conditional upon successfully meeting criteria and filing requirements on an annual basis, and each classified entity can then apply to renew for an additional three years provided their business operations continue to qualify for the new high and new technology enterprise, or HNTE, status. However, as the procedures for obtaining classification as an HNTE are very complicated and time consuming, and the standards for classification as a HNTE are not easy to achieve, we cannot assure you that our entities currently classified as an HNTE will continue to be classified as such.

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

The Chinese economy has been experiencing significant growth, leading to inflation and increased costs. According to the National Bureau of Statistics of China, the annual average percent change in the consumer price index in China was an increase of 2.7% in 2013. China’s overall economy and the various costs in the PRC are expected to continue to grow. Although we were not materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments in RMB, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China. Continuing increases in China’s inflation and material increases in various costs may diminish our competitive advantage, our profitability and results of operations could be materially and adversely affected.

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

Pursuant to a SAFE Circular 142 promulgated by SAFE, the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of SAFE Circular 142 could result in severe monetary or other penalties. In addition, SAFE promulgated a circular on November 19, 2010, or Circular 59, which requires the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents. Furthermore, it has recently come to our attention that SAFE issued an internal guideline to its local counterparts, referred to as Circular 45, in November 2011. Circular 45 has never been formally announced by SAFE to the public or posted on SAFE’s website. Based on the version of Circular 45 made publicly available by certain local governmental authorities on their websites, we understand that Circular 45 requires SAFE’s local counterparts to strengthen the control imposed by Circulars 142 and 59 over the conversion of a foreign-invested company’s capital contributed in foreign currency into RMB. Circular 45 stipulates that a foreign-invested company’s RMB funds, if converted from such company’s capital contributed in foreign currency, may not be used by such company to (i) extend loans (in the form of entrusted loans), (ii) repay borrowings between enterprises, or (iii) repay bank loans it has obtained and on-lent to third parties.

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. Since July 2005, the Renminbi is no longer pegged solely to the U.S. dollar. Instead, its value is measured against a basket of currencies, determined by the People’s Bank of China. For example, on August 26, 2008, the Renminbi appreciated against the U.S. dollar to approximately RMB6.78 to US$1.00, representing an upward revaluation of 0.99% of the Renminbi against the U.S. dollar, as compared to the exchange rate on the previous day. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the future. As of April 18, 2014, the Renminbi per U.S. dollar exchange rate was RMB6.2240 to US$1.00. Fluctuations in the exchange rate will also affect the relative value of any dividend we may issue, and earnings from and the value of any U.S. dollar-denominated investments we make in the future.

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

We believe that our current cash and cash equivalents, term deposits and anticipated cash flows from operations will be sufficient to meet our presently anticipated cash needs through the end of fiscal year 2014. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We have no current plans to undertake or secure any such equity or debt financing, and we can provide no assurance that any such financing would be available in amounts or on terms acceptable to us, if at all.

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

We currently provide technical, recruiting and other services to 27 universities with online degree programs and provide services and support to 11 additional universities that are awaiting regulatory approval to launch their online programs. Of these 38 universities, 13 of them have entered into collaborative alliances with us, ranging from 15 to 50 years in length. Eight of them have entered into technology service agreements with us, ranging from three to twenty years in length. We also perform recruiting services through our nationwide learning center network for 23 universities, including six with which we have either established collaborative alliances or entered into technology service agreements. As of December 31, 2013, there were approximately 447,000 revenue students in the online degree programs that we serve. A revenue student is counted when a student makes a payment in the semester except for the Online Education School of Renmin University of China where a revenue student is counted when the student makes payment and selects a credit course starting from the 2012 spring semester. These online degree programs are marketed under the brand names of these leading Chinese universities, which allow us to benefit from the significant brand equity that these higher education institutions have established.

Our business has experienced significant growth since its inception in 1999. This growth has been driven by the increased number of universities that we serve, the increased enrollment of the online degree programs of our university partners and our expansion into other education-related lines of business. We generate our revenue from service fees and tuition payments derived from students who are enrolled in, or served by, our businesses. In addition to our online degree services, we also provide online tutoring, operate private primary and secondary schools and international and elite curriculum services. As of December 31, 2013, we provided services to online degree programs that had an aggregate of approximately 447,000 revenue students, and we served approximately 47,000 revenue students in our other businesses. Our net revenue increased from RMB435.9 million in 2011 to RMB488.3 million in 2012 and further to RMB547.9 million ($90.5 million) in 2013, representing a compound annual growth rate, or CAGR, of 12.1%. Net revenue from our online degree programs contributed 79.6%, 80.5% and 80.0%of our total net revenue for 2011, 2012 and 2013, respectively.

We generated RMB62.9 million in income from operations in 2011, which further increased to RMB91.2 million in 2012 and to RMB127.4 million ($21.0 million) in 2013. Our net income attributable to ChinaEdu Corporation shareholders increased from RMB16.8 million in 2011 to RMB38.0 million in 2012 and further to RMB50.5 million ($8.3 million) in 2013.

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

•                       Substantial knowledge of our customers and the Chinese education market. Through our 14-year operating history, early efforts to develop an online technology platform and comprehensive service offering for Chinese universities, we have acquired substantial knowledge of the Chinese education market and the needs of its consumers. As we have expanded our service offerings, we are able to take advantage of our market knowledge to address additional areas in which we believe we can leverage our experience, processes and technology to meet the needs of the market. As a result, we have expanded our business to include an online tutoring platform, the operation of private primary and secondary schools and the distribution and support of international and elite curriculum.

•                       Provider of premier services for online degree programs. We believe our products are positioned as attractive choices for both academic institutions and students. We have provided comprehensive services and support to universities for their online degree programs since 1999. Our service model and technology platform have proven to be successful, as demonstrated by our leading position in terms of number of institutions served. In addition, we have developed a wide array of proprietary courseware, from which we have tailored approximately 2,500 courses for our university partners based on their individual requirements. Many of these courses can be used as a base from which we can develop similar courses for new university partners, thus enabling us to benefit from economies of scale. We use this service model with our reliable technology platforms, comprehensive library of courseware and operational and marketing expertise to help universities achieve their academic and financial goals.

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

•                       After school online tutoring expertise. We believe our 101 online school, which holds a 18-year proven track record, is the earliest established K-12 after school online tutoring platform in China. Our online tutoring program boasts broad educational resources including the country’s most extensive online education content bank as well as an unrivalled expertise in online teaching that includes a standing network of approximately 13,800 part-time and full-time front-line teachers. Our online tutoring platform, along with our rich experience in K-12 after school tutoring, enables us to further penetrate both the K-12 after school tutoring market as well as the K-12 online tutoring market with a greater chance of success.

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

•                       Expand our network of learning centers. We established our learning center network in 2008 to strengthen our ability to assist our customers with recruitment and enhance the service quality of our online degree programs. We currently have 143 learning centers. We believe these learning centers allow us to significantly enhance our brand recognition, increase our access to potential students for online degree programs and thereby allow us to enhance our profitability. We are also actively pursuing strategic relationships with potential university partners to provide learning center services to their online degree programs in the future.

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

Online Degree Programs

Our primary business is to assist universities in China in the establishment, operation and expansion of their online degree programs. We currently provide technical, recruiting and other services for the online degree programs of 27 universities and provide technology support services to eight additional universities that are currently awaiting regulatory approval to launch their online degree programs.These online degree programs had approximately 447,000 revenue students as of December 31, 2013. The online degree programs we currently service offer a wide range of associate and bachelor’s degree programs, including, but not limited to, accounting, marketing, finance, business administration, international business, law, civil engineering, education, computer science, literature, project management, marketing and administrative management. These online degree programs primarily target working adults who have sufficient economic means to support their studies and who value the flexibility of a self-paced online education. In 2011, 2012and 2013, we generated79.6%.80.5% and 80.0%, respectively, of our net revenue from our online degree program services business.

Online degree programs in China must be approved by the MOE. At present, 67 universities in China have received approvals from the MOE to operate online degree programs, as well as the China Central Radio and TV University, which functions primarily as a distance learning facility. The China Central Radio and TV University delivers its courses to students primarily over satellite and television, and we believe it currently does not compete with the other 67 universities in the online degree program market. As of December 31, 2013, most of these 67 universities had registered students in their online degree programs. Students registered in online degree programs can pursue either associate degrees or bachelor’s degrees and must generally prepay tuition for a minimum number of credits upon initial enrollment, which can be applied to credits sought in subsequent semesters. The total number of credits required to graduate from an online degree program offered by these universities generally ranges from 80 credits for associate degrees to 160 credits for bachelor’s degrees. Tuition per credit ranges from approximately RMB60 to RMB210, and is subject to the review and approval of the pricing administration authority and filing with the relevant education authority.

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

Academic Program Development. The development of an academic program entails the design and development of instructional materials, multimedia learning materials and quality assurance processes. The overall development time for a single course can range from as little as three weeks to as long as four months, depending on the subject matter and complexity of the course materials. To date, we have developed approximately 2,500 online courses for our university partners, all of which are proprietary to us or to our university collaborative alliances. As such, many of our existing courses can be used as a basis to develop similar courses when we add new university partners, thus enabling us to benefit from economies of scale.

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

Recruiting Services. We currently offer recruiting services through our learning center network, which consists of 143 learning centers, for 23 university partners, including six with which we have either established collaborative alliances or entered into technology service agreements. The learning centers perform a number of essential functions such as marketing, enrollment administration, student services and tuition collection.

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

Recruiting Service Agreements. We have also entered into recruiting service agreements with 23university partners including six which we have established collaborative alliances or entered into technology service agreements. Pursuant to these agreements, we provide recruiting services and technology support through our network of learning centers for a period of time, generally ranging from two to five years. We receive service fees, which are subject to annual negotiations, equal to an agreed portion of the tuition collected by the learning centers on the universities’ behalf.

University Partners

The number of revenue students in the online degree programs we serve has grown rapidly, from approximately 192,000 revenue students as of the end of 2007 to approximately 447,000 revenue students at our 38 existing university partners as of the end of 2013. In 2011, 2012and 2013,55.8%, 53.4% and 51.0%, respectively, of our net revenue was derived from our services to our five largest online degree program customers. Our three largest customers, Chongqing University, Dongbei University of Finance and Economics, Renmin University of China accounted for 15.7%, 11.4%, and 8.6%, respectively, of our net revenue in 2013. Up to date, the numbers of our university partners are as follow:

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

A university’s relationship, as well as our relationship, with learning centers is essential to marketing online degree programs to students. Learning centers assist online programs with a number of vital functions, including recruitment, marketing and providing student services for such programs. To create a nationwide physical presence and to strengthen our sales network, we have assisted our university partners in developing relationships with approximately 604 learning centers, which cover most major cities in China. We provide learning centers student support training and assist in their recruiting efforts. The relationships between learning center operators and the universities are typically non-exclusive, and the majority of the learning centers are owned and operated by independent third parties.

In 2008, we established our learning center network, which currently consists of 143 learning centers. We believe that these learning centers will allow us to significantly enhance our brand recognition, increase access to potential students for online degree programs and enhance our profitability. We are also actively seeking to establish strategic relationships with potential online degree program customers.

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

Online Tutoring Programs

We provide online tutoring and test preparation services to primary and secondary school students in China through a separately branded program known as the “101 Distance Learning Center” or the “101 Online School”. Founded in 1996, the 101 Online School has developed a strong reputation as a valuable learning tool among students and teachers alike. The 101 Online School is a leading online tutoring education website in China for primary and secondary school students with approximately 1.7 million users as of December 31, 2013. The website for our 101 Online School is www.chinaedu.com.

As of December 31, 2013, the 101 Online School served approximately 33,400revenue students. In 2011, 2012 and 2013, we generated 5.9%, 5.2%  and 5.7%, respectively, of our net revenue from the 101 Online School through subscription fees paid by students for online tutoring services.

Using our proprietary e-learning platform, the 101 Online School provides interactive tutoring services to primary and secondary school students in virtually all offered academic subjects. Our online tutoring and test preparation services also assist secondary school students in preparing for key examinations administered in China, including the national college entrance examination. All of the tutoring and test preparation materials used by our 101 Online School are developed by qualified teachers and subject to review by our quality control staff. By providing tutoring and test preparation services online, the 101 Online School makes the tutoring and test preparation process more convenient and accessible for students, especially those with limited access to traditional tutoring or test preparation services. In addition, we continue to innovate new services designed to attract and retain students for our 101 Online School. In 2009, we began hiring a team to develop our 101 tutor question and answer product for students. Since then, our user traffic has grown dramatically, and up through December 31, 2013, the highest daily page view has reached approximately 1.3 million. The number of certified teachers who provide answers to inquiries posted on 101 Online School reached approximately 13,800as of December 31, 2013. Most students were attracted to our platform through word of mouth and other promotions.

We currently market our 101 Online School through regional third-party distributors and our own sales centers in Beijing, Tianjin and other cities and provinces in China. Approximately 270 distributors located in major cities in China purchase bulk subscriptions to our 101 Online School and resell these subscriptions to students. Bulk subscription sales to distributors accounted for 53.3%, 59.4%and 43.3% of our 101 Online School revenue in 2011, 2012 and 2013, respectively.

Private Primary and Secondary Schools

The market for private primary and secondary schools in China is growing rapidly. We believe that private primary and secondary schools will play an increasingly important role in providing quality education in China, particularly to the children of the emerging middle class. Parents in China, as in the rest of the world, are continuously searching for the best educational solutions for their children. We believe the private primary and secondary school business represents a compelling business opportunity for us. Our primary and secondary schools generated 11.4% , 12.3% and 12.5% of our net revenue in 2011, 2012 and 2013, respectively.

Anqing Foreign Language School

Through our PRC-affiliated entity, Hongcheng Education, we have operated the Anqing Foreign Language School, or the Anqing School, since 2005. The Anqing School is a K-12 private school, which is regarded as one of the leading schools in the market that it serves and is especially well known for its English language program and foreign English language teachers. We completed construction of a new campus in 2010, which approximately doubled the capacity of the school and enabled us to expand the breadth of courses offered. During the 2011-2012 academic year, the Anqing School had an enrollment of approximately 6,300 students, which increased to approximately 7,600 students during the 2012-2013 academic year. During the 2013-2014 academic year, the Anqing School had an enrollment of approximately 9,100 students.

Pingdingshan Bilingual School

Through Hongcheng Education, we acquired all of the rights and interests in the Pingdingshan Bilingual School, or Pingdingshan School, in 2005. The Pingdingshan School is a K-9 private school in Pingdingshan, Henan province. The Pingdingshan School is regarded as one of the leading schools in its market. In 2009, we completed the construction of a new building and other facility improvements. During the 2011-2012, 2012-2013 and 2013-2014 academic years, the Pingdingshan School had an enrollment of approximately 2,800, 3,000 and 3,100 students, respectively.

Jingzhou School (Southern Campus)

Through Hongcheng Education, we acquired the rights to construct a new private secondary school, Jingzhou School (Southern Campus), for students in grades 9 to 12 in Jingzhou, Hubei province in 2005. The Jingzhou School (Southern Campus) was intended to be established as a partnership with Jingzhou High School. We, our partner, Jingzhou High School, and a noncontrolling shareholder own 54.4%, 25.0% and 20.6% of the new school, respectively. Under the cooperation agreement between Hongcheng Education and Jingzhou High School, we undertook the construction of the new campus and Jingzhou High School would contribute its brand as well as management and teaching resources to the school. We initially planned to complete construction of the new campus by the fall 2006 recruiting season. We have, however, encountered delays that have increased construction costs. As a result, we cannot assure you that we will be able to begin construction in the near future, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may not be able to successfully execute future acquisitions or efficiently manage the businesses we have acquired to date or may acquire in the future.”

International and Elite Curriculum Programs

We distribute and support English language programs to secondary schools and international polytechnic programs to vocational schools in China. We provide all-inclusive services to support these programs, including program development and implementation, teacher recruitment and administration, and other ancillary services. We generate revenue based on the enrollment fees students pay to the participating schools with whom we have entered into revenue sharing arrangements, based either on a fixed fee per student or a percentage of the enrollment fee per student. To keep pace with the growing demand for high-end programs, we introduced U.S. college prep courses and K-12 Elite program at the end of 2010. In this new program, we assist students in preparation for university entrance exams and provide them with a more well-rounded education to make them more attractive to U.S. universities. For the 2011-2012, 2012-2013 and 2013-2014 academic years, respectively, approximately 1,800, 1,700 and 1,600 students respectively were enrolled in the international and elite curriculum programs. In 2011, 2012 and 2013, we generated 3.1%, 2.0%  and 1.8%, respectively, of our net revenue from international and elite curriculum services.

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

In February 2007, we received provisional approval from the MOE to operate ten learning centers in the provinces of Beijing, Shanghai, and Jiangsu and Zhejiang for a trial period of up to 18 months. To date, we have established 143 learning centers, of which 66 are proprietary centers and 77 are contracted centers to support the services that we provide for online degree programs. The MOE has not yet issued to us a final approval to operate learning centers on a nationwide basis in China based on the performance and operations of our learning centers during the trial period.

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

Pursuant to a SAFE Circular No. 142 issued by SAFE in August 2008, the RMB fund from the settlement of foreign currency capital of a foreign-invested enterprise must be used within the business scope as approved by the examination and approval department of the government, and cannot be used for domestic equity investment unless it is otherwise provided for. Documents certifying the purposes of the RMB fund from the settlement of foreign currency capital, including a business contract, must also be submitted for the settlement of the foreign currency. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of the loans have not been used. Furthermore, in November 2010 SAFE promulgated a SAFE Circular No. 59, which requires the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents. Violations of SAFE Circular No. 142 and Circular No. 59 could result in severe monetary or other penalties.

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

Our Corporate Structure and Contractual Arrangements

Our primary business is to provide services to the online degree programs of leading Chinese universities. We conduct this business through our three PRC subsidiaries, except for three online degree programs that are serviced through our PRC-affiliated entity. Due to restrictions on the foreign ownership and operation of our online tutoring business and our private primary and secondary school business, we conduct these businesses through arrangements with our PRC-affiliated entity or variable-interest entity. We direct these companies’ business affairs and receive substantially all of their net income through our contractual arrangements. We also conduct our international and elite curriculum program business through one of our three PRC subsidiaries. In 2013, 78.4% of our net revenue was derived from businesses conducted by our three principal PRC subsidiaries.

Our principal subsidiaries in China currently are:

•                       Beijing Hongcheng Liye Technology Co., Ltd., or Hongcheng Liye, our wholly-owned subsidiary, which has established collaborative alliances with five Chinese universities to provide services to these universities for the establishment, operation, and expansion of their online degree programs. These collaborative alliances are majority-owned subsidiaries of Hongcheng Liye. Hongcheng Liye’s collaborative alliance partners for online degree programs are Beijing Language and Culture University, China Agricultural University, Dongbei University of Finance and Economics, Central University of Finance and Economics and Beijing Forestry University. Hongcheng Liye also provides our learning-based products and services, which include our English language training, online tutoring services and post-secondary vocational educational programs. Hongcheng Liye also provides technology services to Hebei United University for their distance education learning programs. Our service revenue from Hongcheng Liye in aggregate accounted for 38.0% of our net revenue in 2013.

•                       Hongcheng Technology Development Co., Ltd., or Hongcheng Technology, our wholly-owned subsidiary, which has established six collaborative alliances with Chongqing University, Shanghai University of Finance & Economics, Zhejiang Normal University, Shanghai Normal University, Southwest University of Political Science and Law, and Fujian Radio and TV University, or FRTU, to provide services for the establishment, operation, and expansion of these universities’ online degree programs. Hongcheng Technology also provides services to six other universities, Jiangnan University, Nanjing University, Jiangxi Normal University, Huazhong Normal University, Hebei Medical University and Taizhou Polytechnic College for their online degree programs. Our service revenue from Hongcheng Technology in aggregate accounted for 31.7% of our net revenue in 2013.

•                       CMR Web Learning Co., Ltd., or CMR Web, our 70%-owned subsidiary, which established a collaborative alliance with Renmin University of China to provide services to Renmin University of China for the operation of its online degree program. The remaining 30% of CMR Web is owned by Rendashiji Technology Development Co., Ltd., a wholly-owned subsidiary of Renmin University of China. Our service revenue from Renmin University of China accounted for 8.7% of our net revenue in 2013.

Our current PRC-affiliated entity or variable-interest entity is Beijing Hongcheng Education Technology Co., Ltd., or Hongcheng Education, through which we own and operate two private primary and secondary schools and provide services to Lanzhou University, East China University of Science and Technology and Jiangsu University for their online degree programs. Our service revenue from Hongcheng Education in aggregate accounted for 21.6% of our net revenue in 2013.

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

The following diagram illustrates our corporate structure as of December 31, 2013.

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

Agreements That Transfer Economic Benefits to Hongcheng Technology

Exclusive Technical Consulting and Services Agreement. Through our wholly-owned subsidiary, Hongcheng Technology, we have entered into an exclusive technical consulting and service agreement with Hongcheng Education. This consulting and service agreement has an initial term of ten years and will be automatically renewed for successive periods of ten years thereafter, unless Hongcheng Technology provides written notice to the other party prior to the expiration of the then current term of its election not to renew the agreement. Under the agreement with Hongcheng Education, Hongcheng Technology provides courseware and product development services, website design services, maintenance and security services, employee training services and any other services that may be agreed upon by the parties. As consideration for these services, we charge Hongcheng Education a service fee, which represents substantially all of its net income. The service fee amounts are determined at Hongcheng Technology’s sole discretion.

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

Equity Pledge Agreements. Pursuant to the Equity Pledge Agreements between Hongcheng Technology and nominee shareholders of VIE, the nominee shareholders of VIE pledged all of their equity interests in VIE to Hongcheng Technology to guarantee VIE’s performance of its obligations under all the VIE contractual arrangements. If the VIE breaches its contractual obligations under that agreement, Hongcheng Technology, as the pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The nominee shareholders of VIE agree that, without prior written consent of Hongcheng Technology, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests that would prejudice Hongcheng Technology’s interest.

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

Agreements That Provide Us Effective Control Over Hongcheng Education

Powers of Attorney. Pursuant to the power of attorney, the nominee shareholders of Hongcheng Education each executed an irrevocable power of attorney assigning Hongcheng Technology or any person designated by Hongcheng Technology as their attorney-in-fact and take all actions on their behalf on all matters of the Hongcheng Education requiring shareholders’ approval under PRC laws and regulations and the Article of Association of Hongcheng Education.

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

Call Option Agreements. Mr. Xie and Mr. Yang each entered into call option agreements with Hongcheng Technology in 2005. Pursuant to these agreements, Mr. Xie and Mr. Yang each granted irrevocable options to purchase all of their respective equity interests in Hongcheng Education to Hongcheng Technology at the lowest price permitted under applicable PRC laws. The agreement shall terminate after all the equity subject to the call option agreement has been transferred to Hongcheng Technology and/or any other entity or individual designated by Hongcheng Technology in accordance with the provisions contained herein. Through the exclusive Call Option Agreements, each of Hongcheng Education’s nominee shareholders irrevocably granted Hongcheng Technology an exclusive right to acquire, at any time, for its own account or through one or more PRC individuals or entities to acquire the nominee shareholder’s equity interests in Hongcheng Education, which constitutes a substantive kick-out right that is exercisable and enforceable under current PRC laws and regulations. This kick-out right reinforces Hongcheng Technology’s ability to direct the activities that most significantly impact Hongcheng Education’s economic performance.

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

Recent Development

The Company has entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with ChinaEdu Holdings Limited (“Holdings”) and ChinaEdu Merger Sub Limited (“Merger Sub”), pursuant to which Holdings will acquire the Company for US$2.33 per ordinary share or US$7.00 per American Depositary Share (“ADS”), each representing three (3) ordinary shares. This represents a 19.9% premium over the closing price of $5.84 per ADS as quoted by NASDAQ on June 19, 2013, the last trading day prior to the Company’s announcement on June 20, 2013 that it had received a “going private” proposal, and a premium of approximately 22% to the volume weighted average price of the Company’s ADSs for the last 180 trading days.

Pursuant to the Merger Agreement and subject to the satisfaction or waiver of its terms and conditions, Merger Sub, which is wholly-owned by Holdings, will be merged with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Holdings (the “Merger”). In connection with and at the effective time of the Merger, all of the Company’s ordinary shares issued and outstanding immediately prior to the effective time of the Merger (including ordinary shares represented by ADSs) will be canceled and converted into and exchanged for the right to receive US$2.33 per ordinary share or US$7.00 per ADS, in each case, in cash and without interest and net of any applicable withholding taxes, except for (a) all ordinary shares owned immediately prior to the effective time of the Merger by Shawn Ding, Moral Known Industrial Limited, Julia Huang, South Lead Technology Limited, GegengTana, Mei Yixin, Pan Zhixin, Ellen Huang, InterVision Technology Ltd., MLP Holdings Limited, New Value Technology Limited, LingyuanFurong Investment Mgmt Co., Ltd., McGraw-Hill Global Education Intermediate Holdings, LLC, Weblearning Company Limited and Guo Young (the “Rollover Shareholders”), which are subject to a contribution agreement whereby such shareholders have agreed to contribute such shares (except, in the case of McGraw-Hill Global Education Intermediate Holdings, LLC (“McGraw-Hill”), limited to 3,377,336 ordinary shares held by it) (the “Rollover Shares”) to Holdings, which contributed Rollover Shares will, in accordance with the contribution agreement, be exchanged for the right to subscribe for the ordinary shares of Holdings, (b) ordinary shares and ADSs beneficially owned immediately prior to the effective time of the Merger by the Company as treasury shares, held in brokerage accounts in the Company’s name, or issued to The Bank of New York and reserved for future grants under the Company’s 2010 Equity Incentive Plan (the “Company Plan”), and (c) ordinary shares owned by shareholders who have validly exercised and perfected and not effectively withdrawn or lost their appraisal or other rights pursuant to Section 238 of the Cayman Companies Law, as amended, which will be cancelled and will entitle the former holders thereof to receive the appraised value thereon in accordance with such holder’s appraisal rights under the Cayman Companies Law.

At the effective time of the Merger, each option to purchase ordinary shares (each, a “Company Option”) granted pursuant to the Company Plan that is then outstanding and unexercised, whether or not vested, shall be cancelled and converted into and exchanged for an option to acquire one fully paid and non-assessable ordinary share of Holdings (each, a “Holdings Option”). Each Holdings Option shall have an exercise or purchase price equal to the exercise or purchase price of the corresponding Company Option. Each Holdings Option shall otherwise retain the same grant date, the same vesting or exercise schedule, the same term and expiration date and substantially the same other material terms and conditions as each Company Option.

At the effective time of the Merger, each restricted stock unit granted pursuant to the Company Plan (each, a “Company RSU”) shall be cancelled and converted into and exchanged for a restricted stock unit of Holdings (each, a “Holdings RSU”). Each Holdings RSU shall be subject to the same material terms and conditions as each Company RSU.

Holdingsand Merger Sub are all newly-formed Cayman Islands exempted companies with limited liability. The Rollover Shareholders collectively beneficially own approximately 56.9% of the outstanding ordinary shares of the Company (excluding 1,392,000 ordinary shares owned by McGraw-Hill that will be cashed out at the effective time of the Merger and outstanding options and RSUs of the Company). Immediately after the completion of the Merger, Holdings will be beneficially owned by the Rollover Shareholders.Holdings and Merger Sub intend to fund the Merger consideration through proceeds from a committed loan facility fromChina Merchants Bank Co. Ltd., Hong Kong Branch.

The Company’s board of directors, acting upon the unanimous recommendation of the independent committee (“Independent Committee”) formed by the board of directors, approved the Merger Agreement and the Merger and resolved to recommend that the Company’s shareholders vote to authorize and approve the Merger Agreement and the Merger. The Independent Committee, which is composed solely of directors of the Company who are unaffiliated with any of Holdings, Merger Sub, the Rollover Shareholders or any of the management members of the Company, exclusively negotiated the terms of the Merger Agreement with the assistance of its financial and legal advisors.

The Merger, which is currently expected to close during the first or second quarter of 2014, is subject to customary closing conditions as well as the approval by an affirmative vote of (i) shareholders representing two-thirds or more of the ordinary shares present and voting in person or by proxy as a single class at the extraordinary general meeting, and (ii) shareholders (other than the Rollover Shareholders) representing a majority of the outstanding ordinary shares (excluding the ordinary shares held by the Rollover Shareholders) present and voting in person or by proxy as a single class at the extraordinary general meeting.

Concurrently with the execution of the Merger Agreement, the Rollover Shareholders have entered into a voting agreement with Holdings and the Company whereby they have agreed, among other things, to vote in favor of approval of the Merger Agreement and Merger. This represents voting commitments from shareholders beneficially owning approximately 61.6% of the Company’s outstanding ordinary shares(excluding outstanding options and RSUs of the Company). If completed, the Merger will result in the Company becoming a privately-held company and its ADSs will no longer be listed on the NASDAQ.

Our Significant Subsidiaries

A summary of our subsidiaries and PRC-affiliated entity or variable-interest entity and its subsidiaries as of December 31, 2013is as follows:

Name	Date of incorporation or acquisition	Percentage of legal ownership	Place of incorporation
Subsidiaries of the Company

CMR Web-learning Co., Ltd. (“CMR Web”)	July 29, 1999	70%	PRC
Hongcheng Technology Development Co., Ltd. (“Hongcheng Technology”)	July 31, 2000	100%	PRC
Zhong Nongda Networks Development Co., Ltd. (“Zhongnongda Networks”)	October 30, 2001	55%	PRC
Beijing Hongcheng Liye Technology Co., Ltd. (“Hongcheng Liye”)	April 15, 2003	100%	PRC
Dalian Dongcai Technology Co., Ltd. (“Dongcai”)	June 4, 2003	70%	PRC
Beijing WITT Education Consultant Management Co., Ltd. (“WITT Education”)	July 4, 2003	100%	PRC
BJ-WITT EDU MAN. LTD. (“BJ-WITT”)	July 4, 2003	100%	BVI
Chongqing Chongda Yuanxing Co., Ltd. (“Chongda”)	December 24, 2003	51%	PRC
Beijing BCIT Science and Education Management Consulting Limited (“Beijing BCIT”)	January 13, 2005	100%	PRC
Beijing Gotop Education Co., Ltd. (“Gotop Hongcheng”)	December 26, 2005	100%	PRC
Beijing BCIT Science and Education Management Consulting Limited (“BJ-BCIT”)	February 10, 2006	100%	BVI
Beijing Distance Education Technology Co., Ltd. (“Yuancheng Education”)	March 31, 2006	100%	PRC
Tianjin Gaotuo Hongcheng Education Technology Co., Ltd. (“Tianjin Gaotuo Hongcheng”)	June 26, 2006	100%	PRC
Beijing Beiyuda Education Technology Co., Ltd. (“Beiyuda”)	September 26, 2006	51%	PRC
Beijing Mingdaoyuan Technology Co., Ltd. (“Beijing Mingdao”)	March 27, 2007	51%	PRC
Shanghai Shangcai Education Technology Co., Ltd. (“Shanghai Shangcai”)	April 18, 2008	51%	PRC
Dongcai Online Training Center (“Dongcai Online”)	July 10, 2008	70%	PRC
Beijing Zhonglin Technology Co., Ltd. (“Zhonglin”)	November 3, 2008	51%	PRC
Fuzhou Haojiaoshi Distance Education Service Co., Ltd. (“Fuzhou Good Teacher”)	December 7, 2009	51%	PRC
Hongyuanboxue Technology Co., Ltd (“Hongyuanboxue”)	August 24, 2010	100%	PRC
Beijing Hongcheng Xueyuan Technology Co., Ltd. (“Hongcheng Xueyuan”)	October 31, 2010	100%	PRC
Nanning Hongcheng Xueyuan Technology Development Co., Ltd (“Nanning Hongcheng Xueyuan”)	October 31, 2010	51%	PRC
Hangzhou Hongcheng Education Training Service Co., Ltd (“Hangzhou Hongcheng Xueyuan”)	October 31, 2010	60%	PRC
Beijing Haidian District New Door Training School (“Haidian Training School”)	April 7, 2011	55%	PRC
Zhejiang Hongcheng Education Technology Co., Ltd (“Zhejiang Hongcheng”)	June 30, 2011	51%	PRC
HongKong Hongcheng Online Education Technology Co.,Ltd (“Hongcheng Online”)	April 12, 2013	100%	HongKong
Chongqing Fahong Technology Development Co., Ltd. (“Chongqing Fahong “)	Feburary 7, 2013	100%	PRC
Variable Interest Entity of the Company
Beijing Hongcheng Education Technology Co., Ltd. (“Hongcheng Education”)	March 7, 2005	N/A *	PRC
Subsidiaries of Variable Interest Entity
Beijing Gotop Electronic Science Co., Ltd. (“Gotop Electronic”) (1)	November 29, 1995	N/A	PRC
Xiandai Xingye Network Technology Co., Ltd. (“Xiandai Technology”) (1)	November 7, 2000	N/A	PRC
Pingdingshan Wellent Bilingual School (“Pingdingshan”) (1)	September 3, 2002	N/A	PRC
Anqing Foreign Language Middle School (“Anqing Foreign Language”) (1)	August 2, 2004	N/A	PRC
Jingzhou Tianchang Investment Co., Ltd. (“Tianchang”) (2)	September 6, 2005	N/A	PRC
Jingzhou Middle School South Campus (“South Campus”) (3)	December 28, 2005	N/A	PRC
Beijing Hongcheng YoYo Technology Co., Ltd. (“Hongcheng YoYo”) (1)	November 3, 2009	N/A	PRC
Anqing Daguan Hongcheng Anwai Training Centre (“Anqing Daguan”) (1)	April 15, 2010	N/A	PRC
Pingdingshan Hongcheng Education Training Centre (“Pingdingshan Training Centre”) (1)	August 11, 2010	N/A	PRC
Beijing Xicheng District Hongcheng Training School (“Xicheng Training School”)(1)	January 6, 2011	N/A	PRC

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

Since 2007, we undertook a capital improvements program at our Anqing School and Pingdingshan School. The renovations and improvements include a new campus for Anqing School to accommodate a larger student population and general facility upgrades and a new building for Pingdingshan School to improve the level of education. We spent a total of RMB2.7 million, RMB3.3million and RMB4.5 million in 2011, 2012and 2013, respectively, on the renovation of these schools, and we anticipate incurring additional capital expenditures associated with the contracted commitment related to such improvements of approximately RMB1.1 million in 2014.

We initially planned to complete construction of a new campus at the Jingzhou School (Southern Campus) by the fall 2006 recruiting season. Although the construction of Jingzhou School (Southern Campus) has been delayed indefinitely, as of December 31, 2013, we had outstanding capital commitments of RMB64.8 million related to this project. For further discussion of these capital expenditures and commitments, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources. ”

The capital expenditures for additional office spaces is RMB18.9 million, nil and nil for the years ended December 31, 2011, 2012and 2013.

The following table lists the properties that we owned or leased as of December 31, 2013:

Province	Use of Property	Owned/Leased	Approximate Size (m 2)
Anhui	School	Leased	6,568
Anhui	School	Owned	59,000
Beijing	Office	Leased	4,509
Beijing	Office	Owned	5,247
Chongqing	Office	Leased	755
Chongqing	Office	Owned	1,316
Fujian	Office	Leased	40
Fujian	Office	Owned	281
Guangdong	Office	Leased	202
Hainan	Office	Leased	16
Henan	Office	Leased	38
Henan	Office	Owned	296
Henan	School	Owned	11,303
Hubei	Office	Leased	180
Hubei	School	Owned	191,865
Hunan	Office	Owned	167
Jiangsu	Office	Leased	4,251
Jiangxi	Office	Owned	64
Jiangxi	Office	Leased	283
Jilin	Office	Leased	41
Liaoning	Office	Leased	198
Liaoning	Office	Owned	413
Shandong	Office	Leased	70
Shanghai	Office	Leased	528
Shanxi	Office	Leased	150
Shan’xi	Office	Owned	720
Sichuan	Office	Leased	139
Sichuan	Office	Owned	1,120
Tianjin	Office	Owned	731
Zhejiang	Office	Leased	1,427

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

We currently provide technical, recruiting and other services to 27 universities with online degree programs and provide services and support to 11 additional universities that are awaiting regulatory approval to launch their online programs. Of these 38 universities, 13 of them have entered into collaborative alliances with us, ranging from 15 to 50 years in length. Eight of them have entered into technology service agreements with us, ranging from 3 to 20 years in length. We also perform recruiting services through our nationwide learning center network for 23 universities, including six with which we have established collaborative alliances or entered into technology service agreements. As of December 31, 2013, there were approximately 447,000revenue students in the online degree programs that we serve. A revenue student is counted when a student makes a payment in the semester except for the Online Education School of Renmin University of China where a revenue student is counted when the student makes payment and selects a credit course starting from the 2012 spring semester. These online degree programs are marketed under the brand names of these leading Chinese universities, which allow us to benefit from the significant brand equity that these higher education institutions have established.

Our business has experienced significant growth since its inception in 1999. This growth has been driven by the increased number of universities that we serve, the increased enrollment of the online degree programs of our university partners and our expansion into other education-related lines of business. We generate our revenue from service fees and tuition payments derived from students who are enrolled in, or served by, our businesses. In addition to our online degree services, we also provide online tutoring, operate private primary and secondary schools and international and elite curriculum services. As of December 31, 2013, we provided services to online degree programs that had an aggregate of approximately 447,000revenue students, and we served approximately 47,000 revenue students in our other businesses. Our net revenue increased from RMB435.9 million in 2011 to RMB488.3 million in 2012 and further to RMB547.9 million ($90.5 million) in 2013, representing a compound annual growth rate, or CAGR, of 12.1%. Net revenue from our online degree programs contributed 79.6%, 80.5%  and 80.0% of our total net revenue for 2011, 2012and 2013, respectively.

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

A significant factor affecting the results of our online degree program segment is the fees that our university partners pay to the third-party learning centers. The learning centers play an important role in recruiting students and providing student services including testing services. The share of tuition revenue that we receive from our university partners is after the payment of fees to the learning centers. As a result, an increase in the portion of tuition fees paid to the learning centers will result in a decrease in the portion of tuition fees that we receive as revenue. In 2013, the majority of our university partners paid fees to independent learning centers in amounts ranging from 33% to 53% of the gross tuition revenues received by their online degree programs. For 2011, 2012and 2013, the portion of gross tuition fees that our university partners paid in aggregate to independent learning centers was approximately 42%, 43%  and 44%, respectively. There can be no assurance that the amounts payable to independent learning centers, as a portion of gross tuition fees, will not increase. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We derive a majority of our revenue by providing services to online degree programs, and any adverse development in this business will materially and adversely affect our overall results of operations.”

To strengthen our ability to assist our university partners to recruit students and improve student service quality as well as to enhance our profitability, we have been building a network of learning centers across China. We believe building a national network of learning centers will enable us to significantly enhance our brand recognition and to contribute to our future revenue growth. Proprietary learning centers generally require low initial capital expenditure as most are rented locations, which require moderate remodeling and furnishing of office supplies. To date, we have a total of 143 learning centers, servicing the online degree programs for 23 universities.

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

Net revenue

We generated net revenue of RMB435.9 million, RMB488.3 million and RMB547.9 million ($90.5  million) in 2011, 2012 and 2013, respectively, representing a CAGR of 12.1%. Our net revenue from servicing the online degree programs is net of certain expenses paid by our university partners relating to their online degree programs, including fees paid to learning centers and any tuition refunds paid to students. The portion of gross tuition fees that our university partners paid in aggregate to third party learning centers was approximately 42%, 43% and 44% in 2011, 2012and 2013, respectively. The revenue from our other business lines, online tutoring programs, private primary and secondary schools and international and elite curriculum programs, is driven by the number of revenue students and the fees charged for each student.

Our revenue is reported net of business taxes and related surcharges that are levied on our total revenue. Historically, most of our revenue, except from primary and secondary schools, is subject to PRC business tax at rates of up to 5.6%. Revenue we generate from primary and secondary schools is exempt from business tax. A percentage of revenue from our online degree program services and a majority percentage from our online tutoring programs are subject to value-added taxes. In July 2012, the Ministry of Finance and the State Administration of Taxation jointly issued a circular regarding the pilot collection of VAT in lieu of business tax in certain areas and industries in the PRC. Such VAT pilot program has been phased in Beijing, Jiangsu, Anhui, Fujian, Guangdong, Tianjin, Zhejiang, and Hubei between September and December 2012. Starting from September 1, 2012, our six subsidiaries became subject to VAT at the rates of 6%, seven subsidiaries became subject to VAT at the rates of 3%.Starting from July 2013, two of our subsidiaries became subject to VAT at the rates of 6%, and one subsidiary became subject to VAT at the rates of 3% on certain service revenues which were previously subject to business tax.The value-added tax rebates are granted to us as part of the PRC government’s strategy to encourage high technology development in the PRC, and are recorded as a component of revenue when the relevant compliance requirements are met. We are not subject to further obligations, nor to future refunds or reimbursements in connection with such value-added tax rebates. We incurred business taxes of RMB17.3 million, RMB 15.7 million and RMB11.3 million ($1.9 million) in 2011, 2012 and 2013, respectively. We accrued value-added tax rebates in the amounts of RMB8.3 million, RMB 12.2 million and RMB16.2 million ($2.7 million) in 2011, 2012 and 2013, respectively.

A significant portion of our revenue is derived from a small number of customers. Our three largest customers, Chongqing University, Dongbei University of Finance and Economics and Renmin University of China accounted for 15.7%, 11.4% and 8.6%, of our net revenue in 2013 respectively. These same customers accounted for 14.4%, 11.2% and 10.1% of our net revenue in 2012, and 13.1%, 10.7% and 11.3%, of our revenue in 2011respectively.

For the years ended December 31, 2011, 2012 and 2013, net revenue of RMB249.8 million, RMB271.8 million and RMB291.6 million, representing 57.3%, 55.7% and 53.2% of our total net revenue, respectively, was generated from our online degree programs services provided to our related parties, which are entities owned by or affiliated with the holders of noncontrolling interests (“NCI”) in our subsidiaries. A summary of the holders of NCI and their respective interests in our subsidiaries as of December 31, 2013 is presented in the following table.

Our less-than-wholly-owned subsidiaries	Ownership percentage held by NCI	Holders of NCI
CMR Web-learning Co., Ltd.	30%	Rendashiji Technology Development Co., Ltd. (i)
Zhong Nongda Networks Development Co., Ltd.	45%	China Agricultural University
Dalian Dongcai Technology Co., Ltd.	30%	Dongbei University of Finance and Economics
Chongqing Chongda Yuanxing Co., Ltd.	49%	Chongqing University
Beijing Beiyuda Education Technology Co., Ltd.	49%	Beijing Language and Culture University
Beijing Mingdaoyuan Technology Co., Ltd.	49%	Central University of Finance and Economics
Shanghai Shangcai Education Technology Co., Ltd.	49%	Shanghai University of Finance Economics
Dongcai Online Training Center	30%	Dongbei University of Finance and Economics
Beijing Zhonglin Technology Co., Ltd.	49%	Asset Management Company of Beijing Forestry University
Fuzhou Haojiaoshi Distance Education Service Co., Ltd.	49%	Fujian Radio and TV University
Nanning HongchengXueyuan Technology Development Co., Ltd.	49%	Guangxi Radio and TV University
Hangzhou Hongcheng Education Training Service Co., Ltd.	40%	Xibing Ge and Yonghui Liu
Beijing Haidian District New Door Training School	45%	China Agricultural University
Zhejiang Hongcheng Education Technology Co., Ltd.	49%	Zhejiang Normal University

(i)                           Rendashiji Technology Development Co., Ltd., the holder of NCI in CMR Web-learning Co., Ltd., holds 1,745,000 and 1,745,000 ordinary shares of ChinaEdu Corporation, representing 3.7% and 6.8% of the total outstanding ordinary shares as of December 31, 2012 and 2013, respectively.

The primary business of our subsidiaries presented above is to provide online educational technical consulting and recruiting services to entities owned by or affiliated with their respective NCI holders. Net revenue generated from services provided to the related parties is presented in the following table.

	For the years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
	(In thousands)
Online degree programs:
Online Education School of Chongqing University	57,175	70,149	86,028
Online Education School of Dongbei University of Finance and Economics	46,459	54,576	62,202
Online Education School of China Agricultural University	49,068	49,394	44,231
Online Education School of Renmin University of China(i)	56,758	47,389	47,138
Online Education School of Beijing Language and Culture University	33,531	39,042	39,712
Online Education School of Central University of Finance and Economics	2,834	2,284	3,467
Guangxi Radio and TV University	251	1,585	340
Fujian Radio and TV University	3,747	5,191	5,792
Zhejiang Normal University	—	2,192	2,505
Shanghai Normal University			144
Total	249,823	271,802	291,559

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

The following table sets forth the net revenue for each segment and as a percentage of net revenue for the periods indicated.

	Years ended December 31,
	2011		2012		2013
	RMB	% of net revenue	RMB	% of net revenue	RMB	US$	% of net revenue
	(In thousands, except percentages)
Net revenue:
Online degree programs	347,107	79.6%	393,343	80.5%	438,375	72,414	80.0%
Online tutoring programs	25,755	5.9%	25,266	5.2%	31,312	5,172	5.7%
Private primary and secondary schools	49,653	11.4%	59,937	12.3%	68,747	11,357	12.5%
International and elite curriculum programs	13,344	3.1%	9,776	2.0%	9,506	1,570	1.8%
Total	435,859	100.0%	488,322	100%	547,940	90,513	100%

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

As of December 31, 2013our university partners had, in the aggregate, approximately 447,000 revenue students. The majority of our service fees are determined by the revenue-sharing arrangements we have with each university, as well as the terms that each university negotiates with the learning centers that provide recruiting enrollment and other student services for their online degree programs. University online degree programs generally require students to prepay tuition fees for a set number of credits at the outset of their enrollment. Under our service contracts with the universities, our service fees are calculated based upon a share of actual cash tuition received by the university after deducting certain expenses of the university, which consist of service fees paid to learning centers as well as any tuition refunds paid to students and administrative expenses. We provide technology and support services to our university partners’ online degree programs rather than directly to students. We are not responsible for academic instructional support and its associated costs. As a result, we recognize these service fees as revenue over the course of the relevant six-month academic semester for which we provide services to our university partners.

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

Private primary and secondary schools revenue. In 2005, we acquired three private primary and secondary schools in medium-sized cities in China: the Anqing School in Anqing, Anhui province, the Jingzhou School (Southern Campus) in Jingzhou, Hubei province; and the Pingdingshan School in Pingdingshan, Henan province. Our revenue from these schools is based on the number of students enrolled and tuition fees charged. The Anqing School had approximately 9,100students for the 2013-2014 academic year. The Pingdingshan School had an enrollment of approximately 3,100 students in the 2013-2014 academic year. There is no definite expected enrollment period for Jingzhou School (Southern Campus) as construction has been delayed indefinitely.

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

International and elite curriculum programs revenue. Historically, we generated our revenue in this segment through a contractual arrangement with WITT to provide the FEC program that we offer to secondary schools in China and a contractual arrangement with BCIT to provide the BCIT program that we offer to polytechnic colleges in China. At the end of 2010, we introduced our U.S. college prep courses and K-12 elite program to meet growing demand for high-end programs. In these new programs, we offer complete solutions to help students to be more attractive candidates for U.S. universities. Our revenue in this segment depends upon the number of schools participating in the programs, the fees charged for the programs and the number of students enrolled in the programs. Our service fees from international curriculum programs are received from schools in the fall of each year on the basis of the number of students enrolled in the program at each school and are recognized ratably over the twelve-month period as our services are delivered. Our service fees from U.S. college prep courses and K-12 elite program are received throughout the year and are recognized on a straight-line basis during the service period. During the 2013-2014academic year, approximately 1,600 students were enrolled in the international and elite curriculum programs.

Cost of Revenue

We record cost of revenue separately for each of our business segments. The following table sets forth our cost of revenue for each segment and as a percentage of our net revenue for the periods indicated.

	Years ended December 31,
	2011		2012		2013
	RMB	% of net revenue	RMB	% of net revenue	RMB	US$	% of net revenue
	(In thousands, except percentages)
Cost of revenue:
Online degree programs	124,242	28.5%	137,689	28.2%	147,597	24,381	26.9%
Online tutoring programs	9,107	2.1%	11,861	2.4%	10,829	1,789	2.0%
Private primary and secondary schools	36,127	8.3%	42,713	8.7%	46,945	7,755	8.6%
International and elite curriculum programs	16,128	3.7%	9,846	2.0%	5,628	930	1.0%
Total	185,604	42.6%	202,109	41.4%	210,999	34,855	38.5%

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

Our cost of revenue also includes share-based compensation cost for employees directly engaged in revenue generation. Those costs were RMB0.5 million, RMB0.5 million and RMB0.7million ($0.1 million) for 2011, 2012and 2013, representing 0.3%, 0.2% and 0.4% of our total cost of revenue in each of these years, respectively.

In addition, the amortization of intangible assets acquired through business combinations directly used in revenue generation is included in our cost of revenue. Those costs from the amortization of intangible assets were RMB2.4 million, RMB2.2 million and RMB1.6 million ($0.3  million) for 2011, 2012and 2013, representing 1.3%, 1.1% and 0.8% of our total cost of revenue in each of these periods, respectively.

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

	Years ended December 31,
	2011		2012		2013
		% of net		% of net			% of net
	RMB	revenue	RMB	revenue	RMB	US$	revenue
	(In thousands, except percentages)
Operating expenses
General and administrative	93,950	21.6%	100,204	20.5%	113,305	18,717	20.7%
Selling and marketing	52,777	12.1%	48,407	9.9%	46,257	7,641	8.4%
Research and development	40,589	9.3%	40,512	8.3%	49,948	8,251	9.1%
Intangible assets impairment	—	—	5,901	1.2%	—	—	—%
Total	187,316	43.0%	195,024	39.9%	209,510	34,609	38.2%

General and administrative

Our general and administrative expenses consist primarily of employee compensation and benefits for the executive management team and employees not directly engaged in revenue generation such as human resources, finance, legal and investor relations functions. Our general and administrative expenses also include rent, administrative office expenses, depreciation and amortization of land use right. In addition, our general and administrative expenses also include share-based compensation expense for employees not directly engaged in revenue generation. Our share-based compensation expense included in general and administrative expenses was RMB2.9 million, RMB4.2 million and RMB6.8 million ($1.1  million) in 2011, 2012and 2013, respectively, representing 3.1%, 4.2% and 6.0% of our total general and administrative expenses in these periods, respectively.

Selling and marketing

Our selling and marketing expenses consist primarily of employee compensation and benefits, advertising, industry conferences and travel. Other selling and marketing expenses include expenses associated with promotional activities and consulting fees.

Our selling and marketing expenses include the share-based compensation expense for employees working in sales and marketing. Our share-based compensation expense included in selling and marketing expenses was RMB2.8 million, RMB3.1 million and RMB2.0 million ($0.3 million) in 2011, 2012and 2013, respectively, representing 5.2%, 6.4% and 4.3% of our total selling and marketing expenses in these periods, respectively.

Research and development

Our research and development expenses consist primarily of employee compensation and benefits and other personnel-related costs associated with development of new or enhanced technologies, products and services. Our research and development expenses also include share-based compensation expense for employees working in research and development. In 2011, 2012and 2013, our research and development expenses have largely been related to our online degree programs and online tutoring programs. We expense all research and development costs when incurred.

Our share-based compensation expenses included in research and development were RMB0.3 million, RMB0.5    million and RMB0.4 million ($0.1 million) in 2011, 2012and 2013, respectively. These amounts represents 0.7%, 1.2% and 0.7% of our total research and development expenses in these periods, respectively.

Share-Based Compensation Expenses

Share option compensation. We incurred share-based compensation expenses related to share options in the amounts of RMB3.4 million,RMB3.8 million and RMB0.6 million ($0.1 million) in 2011, 2012and 2013, respectively. As of December 31, 2013, our unrecognized share-based compensation costs totaled RMB0.5 million ($0.1 million), which was expected to be recognized over a weighted average vesting period of 0.83 years.

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

We incurred share-based compensation expenses related to restricted share unit of RMB9.3million ($1.5 million) in the fiscal year 2013.

Our share-based compensation charges have been allocated to cost of revenue, general and administrative, selling and marketing and research and development expenses in line with the nature of the service rendered by the employee who received the benefit.

The allocation of share-based compensation expenses is listed in the table below:

	Years ended December 31,
	2011		2012		2013
		% of net		% of net			% of net
	RMB	revenue	RMB	revenue	RMB	US$	revenue
	(In thousands, except percentages)
Share-based compensation expenses:
Cost of revenue	522	0.12%	488	0.10%	748	124	0.14%
General and administrative	2,909	0.67%	4,176	0.86%	6,780	1,120	1.24%
Selling and marketing	2,755	0.63%	3,103	0.64%	2,000	330	0.37%
Research and development	297	0.07%	491	0.10%	359	59	0.07%
Total	6,483	1.49%	8,258	1.69%	9887	1,633	1.82%

Taxation

Cayman Islands

We are incorporated in the Cayman Islands.

British Virgin Islands

BJ-BCIT and BJ-WITT are tax-exempt entities incorporated in the British Virgin Islands.

PRC

Our PRC subsidiaries and VIE and VIE’s subsidiaries are generally subject to an enterprise income tax at 25% tax rate pursuant to the Enterprise Income Tax Law (the “EIT” Law).

Under the EIT Law, our PRC entities qualifying as an HNTE are entitled to a tax rate of 15%. CMR Web, Hongcheng Liye, Hongcheng Education, ZhongNongda Network, Beiyuda, Gotop Hongcheng, and Dongcai renewed the HNTE status for an additional three years in 2011. Chongda and Hongyuanboxue obtained the HNTE status in 2010 and 2013, respectively. Hongcheng Technology renewed the HNTE status for additional three years in 2012. Due to a change of organizational structure in 2013, Hongcheng Liye and Hongcheng Education did not meet the criteria for HNTE status anymore. As such, they are not entitled to the reduced tax rate of 15% and the normal tax rate of 25% applies in 2013 and the foreseeable future. We believe it is highly likely that theother qualifying entities will continue to obtain the renewal in the future.

As a HNTE located in BeijingGotop Hongcheng was entitled to the reduced tax rate of 7.5% for the year 2011.

Beiyuda obtained the preferential tax rate approval from local tax bureau and was entitled to a reduced tax rate of 7.5% for 2011 and 2012.

Zhejiang Hongcheng has been qualified as “software enterprise” status from 2013and therefore was entitled to the tax exemption in 2013, and a preferential tax rate of 12.5% for the years 2014, 2015 and 2016.

The tax rates, which were used to calculate the tax provision based on our interpretation of the EIT Law, are presented in the following table.

PRC entities	2011	2012	2013	2014	2015

CMR Web	15.0%	15.0%	15.0%	15.0%	15.0%
Hongcheng Liye	15.0%	15.0%	25.0%	25.0%	25.0%
Hongcheng Education	15.0%	15.0%	25.0%	25.0%	25.0%
Zhongnongda Networks	15.0%	15.0%	15.0%	15.0%	15.0%
Beiyuda	7.5%	7.5%	15.0%	15.0%	15.0%
Gotop Hongcheng	7.5%	15.0%	15.0%	15.0%	15.0%
Hongcheng Technology	15.0%	15.0%	15.0%	15.0%	15.0%
Dongcai	15.0%	15.0%	15.0%	15.0%	15.0%
Chongda	15.0%	15.0%	15.0%	15.0%	15.0%
Zhejiang Hongcheng	25.0%	25.0%	0%	12.5%	12.5%

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

We had net operating loss carry-forwards of RMB54.0 million from our PRC entities for 2013 that will expire on various dates between December 31, 2014 and December 31, 2018.

As of December 31, 2013, a valuation allowance of RMB5.9 million was provided against deferred tax assets resulting from deferred revenue and net operating loss carry-forwards of certain of our PRC entities due to our determination that it is more likely than not that these deferred tax assets related to the respective entities will not be realized. Adjustments will be made to the valuation allowance if events occur in the future that indicate changes in the amount of deferred tax assets that may be realized.

We operate through multiple PRC entities and the valuation allowances are considered separately for each PRC entity. We do not file consolidated tax returns, and, therefore, losses and deferred taxes from one PRC entity may not be used to offset another entity’s earnings or deferred taxes.

We recognized RMB6.1 million, RMB8.8 million and RMB10.9 million of accumulated impact of unrecognized tax benefit to accumulated deficits or profits as of December 31, 2011, 2012and 2013, respectively.

Uncertainties exist with respect to how the current income tax law in the PRC applies to our overall operations, and more specifically, with regard to tax residency status. The EIT Law includes a provision specifying that legal entities organized outside China will be considered residents for PRC income tax purposes if their place of effective management or control is within China. The Implementation Rules to EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, and properties occurs within the PRC. On April 22, 2009, the State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled offshore-incorporated enterprise is located in China. In addition, on August 3, 2011, the SAT issued a bulletin to make clarification in the areas of resident status determination, post-determination administration, as well as competent tax authorities. We do not believe that the legal entities organized outside of the PRC should be treated as residents for EIT law purposes. However, if the PRC tax authorities subsequently determine that our subsidiaries registered outside the PRC should be deemed resident enterprises, our subsidiaries registered outside the PRC will be subject to the PRC income taxes, at a rate of 25%.

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

Our subsidiaries located in the PRC had aggregate accumulated earnings of approximately RMB173.7million as of December 31, 2013. Since we have decided to reinvest those profits for future development, no provision has been made for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to us. Accordingly, no deferred tax liability has been accrued for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to us as of December 31, 2013.

Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of carrying amount over tax basis. We have not recorded any such deferred tax liability attributable to the financial interest in our variable-interest entity because the variable-interest entity was in an accumulated loss position as of December 31, 2013.

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

(i)Online education technical and consulting services

Our primary business is to provide online education technical and consulting services to the online degree programs of leading Chinese universities. These services mainly include academic program development, technology services and student support services. All these services are provided over the service period, therefore the related revenue is recognized ratably over the six-month school semester, or the Semester, during which we provides the services. A Semester generally begins in April and October of each calendar year.

(ii) Student recruiting services, online technical services and enrollment marketing services

We also provide student recruiting, online technical, and enrollment marketing services through our learning center network for collaborative universities in China, including those universities to which we provide online education technical and consulting services. The amount of service fees earned is computed as a percentage of tuition fee, which we collect from students on behalf of the universities, based on the agreements entered into with the universities. Service fees received are initially recorded as deferred revenue and are recognized as revenue ratably over the Semester during which we provides the services.

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

We make assumptions, judgments and estimates in the recognition and measurement of a tax position taken or expected to be taken in a tax return. These judgments, assumptions and estimates take into account current tax laws, our interpretation of current tax laws and possible outcomes of current and future audits conducted by domestic tax authorities. Changes in tax law or our interpretation of tax laws and the resolution of current and future tax audits could significantly impact the amounts of unrecognized, uncertain tax positions, if any, provided or to be provided for in our consolidated financial statements. Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. In general, PRC tax authorities have up to five years to conduct examination on our tax filings. Accordingly, our PRC subsidiaries’ and affiliated entity’s tax filings for the tax years 2008 to 2013 remain open to examination by the respective taxing jurisdictions.

Uncertainties exist with respect to how the current income tax law in the PRC applies to our overall operations, and more specifically, with regard to tax residency status. The EIT Law includes a provision specifying that legal entities organized outside China will be considered residents for PRC income tax purposes if their place of effective management or control is within China. The Implementation Rules to EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, and properties occurs within the PRC. On April 22, 2009, the State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled offshore-incorporated enterprise is located in China. In addition, on August 3, 2011, the SAT issued a bulletin to make clarification in the areas of resident status determination, post-determination administration, as well as competent tax authorities. We do not believe that the legal entities organized outside of the PRC should be treated as residents for EIT law purposes. However, if the PRC tax authorities subsequently determine that our subsidiaries registered outside the PRC should be deemed resident enterprises, our subsidiaries registered outside the PRC will be subject to the PRC income taxes, at a rate of 25%.

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

We have historically used the following assumptions on the date of grant or modification. During 2012 - 2013, there were no options granted:

2011
Weighted average volatility rate	47.6%
Weighted average risk-free interest rate	1.18%
Weighted average expected option life (years)	6.0
Weighted average dividend yield	—
Weighted average fair value of ordinary share	0.84

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

As of December 31, 2013, there were options outstanding for the purchase of 6,699,624 ordinary shares and options for the purchase of 2,110,061 ordinary shares available for future grant under our equity incentive plan. We recognize the compensation costs for employee as net of an estimated forfeiture rate using the straight-line method, over the requisite service period of the award, which is generally the vesting period of the award. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of stock compensation expense to be recognized in future periods. A change in any of the terms or conditions of share options shall be accounted for as a modification of the plan. We calculate incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested options, we would recognize incremental compensation cost in the period of the modification occurred and for unvested options, we would recognize, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

We also grant RSUs to employees as stock-based awards. Each RSU represents the contingent right of the participant to receive an ordinary share with zero exercise price. The fair value of each RSU is measured on the grant date based on the market closing price of the our ordinary share on the grant date.For RSUs with performance targets, we recognize compensation cost on the RSUs based on the estimated probability of achieving the performance target of each year and on a straight-line basis over the requisite service period. For RSUs without performance targets, we recognizes compensation costs on the RSUs based on a straight line basis over the requisite service period.  We recorded total compensation cost of RMB3,037, RMB4,454 and RMB 9,276 related to the RSUs for the years ended December 31, 2011, 2012 and 2013, respectively. As of December 31, 2013, the estimated stock-based compensation costs to be recognized are RMB11,219 over the weighted average of 1.98 years.

Consolidation of Variable Interest Entity

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

For the years ended December 31, 2011, 2012 and 2013, Hongcheng Education and its subsidiaries contributed in aggregate 22%, 22% and 19%, respectively, of our total net revenues. As of December 31, 2012 and 2013, Hongcheng Education and its subsidiaries accounted for an aggregate of 21% and 17%, respectively, of our total assets, and 17% and 26%, respectively, of our total liabilities.

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

Goodwill and Intangible Assets with Indefinite Lives

Goodwill represents the cost of an acquired business in excess of the fair value of identifiable tangible and intangible net assets purchased. We assign all the assets and liabilities of an acquired business, including goodwill, to reporting units. We perform our goodwill impairment test on December 31 of each year. In September 2011, the FASB issued an authoritative pronouncement related to testing goodwill for impairment. The guidance permits us to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. We have adopted this pronouncement since 2012. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, goodwill is then tested following a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. As of December 31, 2013, we had four reporting units: online degree segments, online tutoring programs, international and elite curriculum programs, and primary and secondary schools which was the only unit with no goodwill balances.

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

In determining the fair values of our reporting units as of December 31, 2013, we considered the discounted cash flow method, or DCF, of the income approach to be more reliable than other approaches. The discounted cash flow for each reporting unit was projected based on financial forecast developed by management for planning purposes. Cash flows beyond the forecast periods were estimated using a terminal value calculation, which incorporated historical and forecasted financial trends for each reporting unit. Specifically, the income approach valuation included a revenue projection with compound annual growth rate ranging from -2.9% to 8.7% during the five years from 2014 to 2018, a cash flow discount rate ranging from 22% to 23%, and a terminal value growth rate ranging from 0% to 3%. Publicly available information regarding the market capitalization of us was also considered in assessing the reasonableness of the fair value of the reporting unit estimated using the income approach valuation methodology. Based on the result of goodwill impairment test as of December 31, 2013, no impairment of goodwill was identified.

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

Recent accounting pronouncements

In March 2013, the Financial Accounting Standards Board (“FASB”) has issued an authoritative pronouncement related to parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided.

For an equity method investment that is a foreign entity, the partial sale guidance still applies. As such, a pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of such an equity method investment. However, this treatment does not apply to an equity method investment that is not a foreign entity. In those instances, the cumulative translation adjustment is released into net income only if the partial sale represents a complete or substantially complete liquidation of the foreign entity that contains the equity method investment.

Additionally, the amendments in this pronouncement clarify that the sale of an investment in a foreign entity includes both: (1) events that result in the loss of a controlling financial interest in a foreign entity (i.e., irrespective of any retained investment); and (2) events that result in an acquirer obtaining control of an acquiree in which it held an equity interest immediately before the acquisition date (sometimes also referred to as a step acquisition). Accordingly, the cumulative translation adjustment should be released into net income upon the occurrence of those events.

The amendments in this pronouncement are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity’s fiscal year of adoption. We will adopt this pronouncement on January 1, 2014 and does not expect the adoption of this pronouncement will have a significant impact on its financial condition or results of operations.

In July 2013, the FASB issued a pronouncement which provides guidance on financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The FASB’s objective in issuing this Accounting Standards Update (“ASU”) is to eliminate diversity in practice resulting from a lack of guidance on this topic in current U.S. GAAP.

The amendments in this ASU state that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets.

This ASU applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. We will adopt this pronouncement on January 1, 2014 and does not expect the adoption of this pronouncement will have a significant impact on its consolidated financial statements.

Results of Operations

The following table sets forth selected data from our consolidated statements of operations for the periods indicated.

	Years ended December 31,
	2011		2012		2013
	RMB	% of net revenue	RMB	% of net revenue	RMB	US$	% of net revenue
	(In thousands, except for percentages)
Net revenue:
Online degree programs	347,107	79.6%	393,343	80.5%	438,375	72,414	80.0%
Online tutoring programs	25,755	5.9%	25,266	5.2%	31,312	5,172	5.7%
Private primary and secondary schools	49,653	11.4%	59,937	12.3%	68,747	11,357	12.5%
International and elite curriculum programs	13,344	3.1%	9,776	2.0%	9,506	1,570	1.8%
Total net revenue	435,859	100%	488,322	100.0%	547,940	90,513	100%
Cost of revenue:
Online degree programs	124,242	28.5%	137,689	28.2%	147,597	24,381	26.9%
Online tutoring programs	9,107	2.1%	11,861	2.4%	10,829	1,789	2.0%
Private primary and secondary schools	36,127	8.3%	42,713	8.7%	46,945	7,755	8.6%
International and elite curriculum programs	16,128	3.7%	9,846	2.0%	5,628	930	1.0%
Total cost of revenue	185,604	42.6%	202,109	41.4%	210,999	34,855	38.5%
Gross profit:
Online degree programs	222,865	51.1%	255,654	52.4%	290,778	48,033	53.1%
Online tutoring programs	16,648	3.8%	13,405	2.7%	20,483	3,383	3.7%
Private primary and secondary schools	13,526	3.1%	17,224	3.5%	21,802	3,602	4.0%
International and elite curriculum programs	(2,784)	(0.6%	(70)	—%	3,878	640	0.7%
Total gross profit	250,255	57.4%	286,213	58.6%	336,941	55,658	61.5%
Gross profit margin:
Online degree programs	64.2%	—	65.0%	—	66.3%	66.3%	—
Online tutoring programs	64.6%	—	53.1%	—	65.4%	65.4%	—
Private primary and secondary schools	27.2%	—	28.7%	—	31.7%	31.7%	—
International and elite curriculum programs	(20.9)%	—	(0.7)%	—	40.8%	40.8%	—
Total gross profit margin	57.4%	—	58.6%	—	61.5%	61.5%	—
Operating expenses:
General and administrative	93,950	21.6%	100,204	20.5%	113,305	18,717	20.7%
Selling and marketing	52,777	12.1%	48,407	9.9%	46,257	7,641	8.4%
Research and development	40,589	9.3%	40,512	8.3%	49,948	8,251	9.1%
Intangible assets impairment	—	—	5,901	1.2%	—	—	—
Total operating expenses	187,316	43.0%	195,024	39.9%	209,510	34,609	38.2%
Income from operations	62,939	14.4%	91,189	18.7%	127,431	21,049	23.3%
Operating margin	14.4%		18.7%		23.3%	23.3%
Interest income	8,843	2.0%	13,253	2.7%	12,793	2,113	2.2%
Interest expense	—	—	—	—	(12,849)	(2,122)	(2.3)%
Gain on disposal of subsidiaries	—	—	2,197	0.4%	—	—	—
Investment income	832	0.2%	1,460	0.3%	497	82	0.1%
Other income	1,003	0.2%	1,376	0.3%	1,951	322	0.4%
Foreign exchange loss	—	—	—	—	(2,728)	(451)	(0.5)%
Income before income tax and equity method investments	73,617	16.9%	109,475	22.4%	127,095	20,993	23.2%
Income tax provisions	17,044	3.9%	26,427	5.4%	27,789	4,590	5.1%
Net income before income from equity method investments	56,573	13.0%	83,048	17.0%	99,306	16,403	18.1%
Income from equity method investments, net of taxes	—	—	261	0.1%	692	115	0.1%
Net income	56,573	13.0%	83,309	17.1%	99,998	16,518	18.2%
Less: net income contributable to the noncontrolling interests	39,752	9.1%	45,338	9.3%	49,500	8,178	9.0%
Net income attributable to ChinaEdu Corporation shareholders	16,821	3.9%	37,971	7.8%	50,498	8,340	9.2%

Year ended December 31, 2013 compared to the year ended December 31, 2012

Net Revenue. Our total net revenue in 2013 was RMB547.9 million ($90.5 million), representing a 12.2% increase, compared to RMB488.3 million in 2012.

Online degree programs. Net revenue from online degree programs in 2013 was RMB438.4 million ($72.4 million), representing an 11.4% increase from RMB393.3 million in 2012. This increase was primarily attributable to strong enrollment growth in online degree programs in fiscal year 2013, particularly through our learning center network. In aggregate, our university partners had approximately 447,000 revenue students in 2013, representing a 11.8% increase from approximately 400,000 revenue students in 2012.

Online tutoring programs. Net revenue from our online tutoring business increased by approximately 23.9% from RMB25.3 million in 2012 to RMB31.3 million ($5.2 million) in 2013. The increase was primarily due to the improvement in quality of teaching services and the development of teaching products.

Private primary and secondary schools. Net revenue from our private primary and secondary school business increased by approximately 14.7% from RMB59.9 million in 2012 to RMB68.7 million ($11.4 million) in 2013. This was primarily due to increased student enrollments as well as tuition fees at the Pingdingshan school.

International and elite curriculum programs. Net revenue from our international and elite curriculum programs decreased by approximately 2.8% from RMB9.8 million in 2012 to RMB9.5 million ($1.6 million) in 2013. This decrease was mainly attributable to a decrease in student enrollment as students participating in the international curriculum programs decreased from 1,700 in 2012 to 1,600 in 2013.

Cost of Revenue. Total cost of revenue in 2013 was RMB211.0 million ($34.9 million), representing an increase of 4.4% as compared to RMB202.1 million in 2012.

Online degree programs. Cost of revenue from our online degree programs in 2013 was RMB147.6 million ($24.4 million), representing a 7.2% increase from RMB137.7 million in 2012. The increase was primarily due to an increase in staff costs resulting from headcount increases across the Company, as well as an increase in courseware costs related to new training courses and the growth of students need. Additionally, the sales and service based model of our learning centers network results in a higher cost of sales. The more revenue generated from learning centers, the higher cost of revenue would incur.

Online tutoring programs. Cost of revenue for our online tutoring programs decreased by approximately 8.7% from RMB11.9 million in 2012 to RMB10.8 million ($1.8 million) in 2013. This decrease was mainly due to decreased staff costs resulting from natural wastage and initiatives taken by the Company to be more productive with employees.

Private primary and secondary schools. Cost of revenue for our private primary and secondary schools increased by approximately 9.9% from RMB42.7 million in 2012 to RMB46.9 million ($7.8 million) in 2013. This was mostly attributable to the increased staff and transportation costs at our Anqing private school.

International and elite curriculum programs. Cost of revenue for our international and elite curriculum programs decreased by approximately 42.8% from RMB9.8 million in 2012 to RMB5.6 million ($0.9 million) in 2013. This was primarily attributable to the decreases in staff costs and leasing costs in connection with the shrinking operation of our international and elite curriculum programs.

Gross Profit and Gross Margin. Gross profit in 2013 was RMB336.9 million ($55.7 million) as compared with RMB286.2 million in 2012, representing an increase of 17.7%. Gross margin in 2013 was 61.5%, as compared with gross margin of 58.6% in 2012. Gross margin for the online degree programs was 66.3% in 2013 as compared with gross margin for the online degree programs of 65.0% in 2012. The increase in gross margin was primarily due to the increased net revenue coupled with our stringent cost controls over the year.

Operating Expenses Total operating expenses in 2013 were RMB209.5 million ($34.6 million), representing an7.4% increase from RMB195.0 million in 2012. This increase was attributable primarily to the factors discussed below:

General and administrative expenses. General and administrative expenses in 2013 were RMB113.3 million ($18.7 million), representing a 13.1% increase from RMB100.2 million in 2012. The increase was mainly the result of (i) increased service costs associated with the privatization (ii) early repayment charge related to a bank loan; and (iii) an increase in stock related expenses due to granting of restricted shares to staff.

Selling and marketing expenses. Selling and marketing expenses in 2013 were RMB46.3 million ($7.6 million), representing an 4.4% decrease from RMB48.4 million in 2012. The decrease was primarily attributable to a significant decrease in marketing activities associated with our online tutoring programs.

Research and development. Research and development expenses in 2013 were RMB49.9 million ($8.3 million), representing a 23.3% increase from RMB40.5 million in 2012.The increase was primarily the result of increased staff costs associated with the Company’s investment in technology upgrades.

Share-based compensation. Share-based compensation in 2013, which was allocated to the related cost of revenue and operating expenses, was RMB9.9 million ($1.6 million), representing an increase of RMB1.6 million from RMB8.3 million in 2012.

Income from operations. Income from operations was RMB127.4 million ($21.0 million) in 2013, as compared to RMB91.2 million in 2012.And operating margin was 23.3% in 2013 as compared to 18.7% in 2012.

Interest income. Interest income decreased by 3.5% to RMB12.8 million ($2.1 million) in 2013, as compared to RMB13.3 million in 2012. This decrease was primarily due to the lower interest rate for cash pledged for bank loans compared to higher yield of financial investment products.

Income tax provision. Income tax expense in 2013 was RMB27.8 million ($4.6 million), representing a 5.2% increase from RMB26.4 million in 2012. The increase was primarily related to the increased profit before tax in 2013.The 2013 effective tax rate was 21.7%, compared with 24.1% of 2012.

Net income attributable to noncontrolling interests. Net income attributable to noncontrolling interests was RMB49.5 million ($8.2 million) in 2013, representing a 9.2% increase as compared to RMB45.3 million in 2012, which was primarily attributable to the noncontrolling interest impact related to the increase in net income from online degree programs in 2013.

Net income attributable to ChinaEdu. Net income attributable to ChinaEdu was RMB50.5 million ($8.3 million) in 2013, compared with RMB38.0 million in 2012.

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

Income tax provision. Income tax expense in 2012 was RMB26.4 million ($4.2 million), representing a 55.1% increase from RMB17.0 million in 2011. The increase was primarily related to the increased profit before tax for us in 2012.The 2012 effective tax rate was 24.1%, compared with 23.2% of 2011.

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

B.            Liquidity and Capital Resources

Since our initial public offering in December 2007, we have financed our operations primarily through cash flows from operations and our initial public offering. As of December 31, 2013, we had RMB568.9 million ($94.0million) in cash and bank deposits, RMB4.1 million ($0.7 million) monthly revolving loan and RMB213.9 million ($35.3 million) three years loan. Our cash and bank deposits primarily consist of cash on hand, demand deposits and term deposits with original maturity terms of greater than three months but less than one year that are placed with banks and other financial institutions. A portion of the cash balances of our PRC-affiliated entity and its subsidiaries may be paid to us pursuant to our contractual arrangements with it and its subsidiaries for our technical and teaching support, enrollment system and other services. We may fund the cash needs of our PRC-affiliated entity from time to time.

We have not encountered any difficulties meeting our cash obligations to date. Since we do not expect to make additional significant capital expenditures through the end of 2014, we believe that our current cash and cash equivalents and anticipated future cash flows from operations, will be sufficient to meet our presently anticipated cash needs. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek selling additional equity securities or debt securities or borrow from lending institutions.

In 2010, we completed construction of the new campus at the Anqing School. We had outstanding capital commitments of approximately RMB64.8 million as of December 31, 2013 associated with the acquisition of Jingzhou School (Southern Campus). However, due to the ongoing delays that have prevented construction at Jingzhou School (Southern Campus), we are currently unable to estimate when the outstanding RMB64.8 million capital commitment will be paid. For details on our property renovation and construction plans, see “Item 4. Information on the company- D. Property plants and Equipment.”

The following table sets forth a summary of our cash flows for the periods indicated:

	Years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
	(In thousands)
Net cash provided by operating activities	124,458	122,296	165,422	27,325
Net cash (used in) provided by investing activities	(22,249)	10,774	(44,944)	(7,424)
Net cash used in financing activities	(19,036)	(20,947)	(74,754)	(12,348)
Effect of exchange rate changes	80	53	198	33
Net changes in cash and cash equivalents	83,253	112,176	45,922	7,586
Cash and cash equivalents at beginning of period	190,493	273,746	385,922	63,750
Cash and cash equivalents at end of period	273,746	385,922	431,844	71,336

Operating Activities

In 2013, we generated positive cash flow from operating activities of RMB165.4 million ($27.3 million), which was primarily derived from our net income of RMB100.0 million ($16.5 million), adjusted by the add-back of non-cash items of RMB45.8 million ($7.6 million) from a number of factors, including share-based compensation expenses of RMB9.9 million ($1.6 million), depreciation of RMB25.6 million ($4.2 million), amortization of debt discount of RMB4.3 million ($0.7 million) and amortization of intangible assets and land use rights of RMB3.7 million ($0.6 million). These positive cash flows were also enhanced by aggregate changes in our current assets and liabilities of RMB19.6 million ($3.2 million), which included an RMB23.8 million ($3.9 million) increase in accrued expenses and other current liabilities, an RMB13.9 million ($2.3 million) increase in income tax payable, an RMB 9.0 million ($1.5 million) increase in other tax payable, an RMB9.0 million ($1.5 million) increase in amounts due to related parties, an RMB8.1 million ($1.3 million) decrease in accounts receivable and an RMB4.1 million ($0.7 million) increase in deferred revenue. Those positive factors were partially offset by the increase in amounts due from related parties of RMB41.9 million ($6.9 million).

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

Investing Activities

In 2013, net cash used ininvesting activities was RMB44.9 million ($7.4 million), which was primarily related to purchase of term deposits in the amount of RMB597.9 million ($98.8 million) andthe purchase of property and equipment in the amount of RMB15.9 million ($2.6 million).These cash outflows were partially offset by the maturity of term deposits in the amount of RMB552.7 million ($91.3 million), the proceedsfrom disposal of equity method investment in the amount of RMB8.0 million ($1.3 million)and proceeds from the sale of short-term investments in the amount of RMB7.8 million ($1.3 million).

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

Financing Activities

Net cash used in financing activities in 2013 was RMB74.8 million ($12.3 million), primarily consisting of the repurchase and cancellation of ordinary shares in the amount of RMB285.6 million ($47.2 million), the repayment of borrowing of debts in the amounts of RMB223.0 million ($36.8 million), RMB17.3 million ($2.9 million) in cash dividends paid to noncontrolling shareholders and financing cost related loans in the amount of RMB8.6 million ($1.4 million). In addition, we received proceeds from borrowing of debt in the amount of RMB448.7 million ($74.1 million) and exercise of share options in the amount of RMB11.1 million ($1.8 million).

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

Capital Expenditures

We made capital expenditures of RMB39.7 million, RMB12.4 million and RMB15.9 million ($2.6 million) in 2011, 2012and 2013, respectively. These capital expenditures were primarily for the acquisition of land and buildings at our Pingdingshan School, Anqing School and Jingzhou School (Southern Campus) and for additional office space relating to our online degree programs. Each of our three private schools (Pingdingshan School, Anqing School and Jingzhou School (Southern Campus)) has associated properties that we either own or lease. We estimate that capital expenditures for fiscal year 2014 will be approximately RMB1.1 million ($0.2 million) at our Anqing School and Pingdingshan School. As discussed above, because of the ongoing delays that have prevented construction at our Jingzhou School (Southern Campus), we do not currently anticipate incurring any capital expenditures in connection with the construction of the Jingzhou School (Southern Campus) in the near future, or at all.

Subsequent Events

On December 31, 2013, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with ChinaEdu Holdings Limited (“Holdings”) and ChinaEdu Merger Sub Limited (“Merger Sub”) pursuantto which Merger Sub will be merged with and into the Company (the “Merger”) and cease to exist, with the Company continuing as the surviving corporation and becoming a wholly-owned subsidiary of Holdings.

The Merger Agreement was approved and authorized by the requisite vote of the Company’s shareholders on the extraordinary general meeting held on April 18, 2014 and the Merger wasdeclared effective on April 23, 2013. Each ordinary share of the Company, par value $0.01 per share (“Share”) issued andoutstanding immediately prior to the effective time of the Merger was cancelled and cease to exist and was converted into and exchanged for the right to receive $2.33 and each of the Company’s ADS, each representing three Shares, was cancelled in exchange for the right to receive $7.00, in each case, in cash, without interest and net of any applicable withholding taxes. The total cash consideration to close the Merger was $30.7 million. On April 23, 2014, Holdings drew down the full amount of USD30.0 million to pay out the above merger considerations from the facility agreement that it entered into with China Merchants Bank Co., Ltd., Hong Kong Branch. The remainder $0.7 million of the merger consideration was funded by the Company’s own cash.

On April 23, the effective time of the Merger, each option to purchase Shares (each, a “Company Option”) granted pursuant to the Company Plan that was then outstanding and unexercised, whether or not vested, were cancelled and converted into and exchanged for an option to acquire one fully paid and non-assessable ordinary share, par value $0.001 per share, of Holdings (each, a “Holdings Option”). Each Holdings Option has an exercise or purchase price equal to the exercise or purchase price of the corresponding Company Option. Each Holdings Option retains the same grant date, the same vesting or exercise schedule, the same term and expiration date and substantially the same other material terms and conditions as each Company Option.

On April 23, 2014, each restricted stock unit granted pursuant to the Company Plan (each, a “Company RSU “) wascancelled and converted into and exchanged for a restricted stock unit of Holdings (each, a “Holdings RSU”). Each Holdings RSU is subject to the same terms and conditions as each Company RSU.

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

F.              Tabular Disclosure of Contractual Obligations

Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2013.

	Payment Due by December 31
	Total	2014	2015	2016	2017	2018	Thereafter
	(In RMB thousands)
Operating lease obligations	20,476	9,075	4,355	3,444	2,002	1,578	22
Facility fees to a middle school (1)	13,200	1,200	1,200	1,200	1,200	1,200	7,200
Capital obligations for private primary and secondary schools (2)	65,827	1,075
Unrecognized tax benefit (3)	10,873

(1) These amounts represent the user fees that our Anqing School will pay to the Fourth Middle School of Anqing for the use of certain facilities of the Fourth Middle School of Anqing over the period set out in the related agreement.

(2) These amounts include the remaining portion of our capital commitments to the Jingzhou government for the expansion of the Jingzhou School (Southern Campus) (approximately RMB64.8 million ($10.7 million)), and also include RMB1.1 million ($0.2 million) that has been contracted for the Anqing School and the Pingdingshan School’s constructions with third-party contractors in 2014. Since we do not know when construction will begin at the Jingzhou School, we are unable to reasonably estimate the timing of the capital commitment for the Jingzhou School.

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

Name	Age	Positions
Julia Huang	46	Executive Chairman of the Board of Directors
Shawn Ding	50	Chief Executive Officer, Director
Zonglian Gu	59	Director
Samuel Yen	42	Director
Min Fan	49	Director
Tianwen Liu	52	Director
Yixin Mei	43	Chief Financial Officer
Changqing Xie	51	Vice President
Xia Zhu	47	Vice President
Lingling Chen	41	Vice President
Honglan Zhang	49	Vice President

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

Zonglian Gu has served as one of our directors since March 2005. Mr. Gu joined CMR Web as general manager in November 2001. Mr. Gu also currently serves as the dean of Renmin University of China’s Online Education College, and was previously a professor at Renmin University of China and served as the vice dean of Renmin University of China Online Education College and vice dean of the Adult Education College Department of Renmin University of China. Mr. Gu holds a bachelor’s degree in international politics from Renmin University of China and has over 21 years of experience in the public education sector.

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

Min Fan was elected as a director of our company in October 2007. Mr. Fan is one of the co-founders and the current vice chairman and president of Ctrip.com International Ltd., a leading travel services firm in China. From 2000 to 2004, Mr. Fan served as Ctrip’s chief operating officer and executive vice president. Prior to founding Ctrip in 1999, Mr. Fan was the chief executive officer of Shanghai Travel Service Company, a leading domestic travel agency in China, and from 1990 to 1997 served in a number of senior management positions at Shanghai New Asia Hotel Management Company. Mr. Fan holds a master’s and a bachelor’s degree from Shanghai Jiao Tong University and has studied at the Lausanne Hotel Management School of Switzerland.

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

Yixin Mei joined our company as chief financial officer in November 2011. Prior to joining ChinaEdu, Mr. Mei was a senior manager in assurance and advisory services with Deloitte Touche Tohmatsu CPA Ltd., or Deloitte, in Beijing, China. Prior to joining Deloitte, Mr. Mei held senior manager and manager positions at Ernst & Young LLP and KPMG LLP, respectively, during his nine years in Canada and also served as a finance and administrative manager in Beijing for Kennametal Ltd., a company listed on the New York Stock Exchange, where he was responsible for financial reporting, strategic planning, treasury, risk management, investor and bank relations, corporate governance, taxation, audit and budgeting for Kennametal Ltd’s operations in China. Mr. Mei began his career as a corporate accountant for China Trust and Investment Corporation for Economic Development, a state-owned financial institution, in Beijing, where he was responsible for financial reporting. Mr. Mei holds a master’s degree in finance from Renmin University of China in Beijing and a bachelor’s degree in finance from Zhong Nan University of Finance and Economics in Wuhan, China. He earned his certified management accountant designation of the United States in 2003 and his Canadian chartered accountant designation in Edmonton, Canada in 2006.

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

Lingling Chen has served as a vice president of our company since 2009. She joined ChinaEdu in 2005 as the director of human resources and became the general manager of our 101 Online Tutoring programs in 2008. Prior to joining the company, Ms. Chen was the director of human resources at Tsinghua Tongfang. She has over 13 years of experience in human resources management and also received national license in psychology and professional teaching license. Ms. Chen received a bachelor’s degree in history at Liaoning University in 1997.

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

B. Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2013, we paid aggregate cash compensation of approximately RMB8.4 million ($1.4 million) to our executive officers as a group. Aggregate cash compensation includes all salary, cash bonuses and housing allowances paid by us. We did not provide any non-cash compensation to our executive officers as a group in 2013. We paid aggregate cash compensation of approximately RMB0.2 million in 2013to our three independent directors for their services as directors. We did not provide any non-cash compensation to our non-executive or independent directors in 2013.

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

As of April 22, 2014, our board of directors has authorized the issuance of up to 20,277,961 ordinary shares upon exercise of awards granted under our equity incentive plan, with an increase each year equal to 2.5% of the outstanding number of shares as of the immediately preceding year ended December 31. As of April 22, 2014, options to purchase 6,638,890 ordinary shares were outstanding and options to purchase 2,110,061 ordinary shares remained available for future option grants. The following table summarizes the outstanding option shares granted to our directors and executive officers as of April 22, 2014:

Name	Ordinary Shares Underlying Option Grant	Exercise Price ($/share)	Expiration Date
Julia Huang (1)	1,768,280	Vary from 1.09 to 2.25	Vary from July 2015 to December 2019
Shawn Ding (2)	1,816,280	Vary from 0.86 to 2.25	Vary from July 2015 to December 2019
Zhonglian Gu	*	Vary from 1.26 to 1.80	Vary from April 2015 to April 2017
Samuel Yen	*	1.80	January 2018
Min Fan	*	1.83	December 2017
Tianwen Liu	*	1.56	September 2018
Yixin Mei	*	1.80	November 2021
Changqing Xie	*	Vary from 0.86 to 1.80	Vary from December 2014 to March 2018
Xia Zhu	—	—	—
Honglan Zhang	*	Vary from 1.58 to 2.25	Vary from December 2015 to December 2019

* Director or executive officer who beneficially owns less than 1% of our ordinary shares outstanding as of April 22, 2014, including the ordinary shares underlying options exercisable by such person within 60 days .

(1) Ms. Huang designated the stock options that she beneficially owns to South Lead Technology Limited, a British Virgin Islands company.

(2) Mr. Ding designated the stock options that he beneficially owns to Moral Known Industrial Limited, a British Virgin Islands company.

Stock Incentive Plan-Restricted Share Units

In September 2010, the compensation committee of our board of directors approved a RSU awards program pursuant to the Amended Equity Incentive Plan. Each RSU represents the contingent right of the participant to receive an ordinary share with zero exercise price.

In May and November 2012, the Compensation Committee of the Board of Directors of the Company approved a Restricted Share Units (“RSUs”) awards programs respectively pursuant to the Equity Incentive Plan. Each RSU represents the right of the participant to receive a share of ordinary share. All RSUs granted in May 2012 will be vested at the end of the third year after the grant, which is May 2015. 75% and 25% of the RSUs granted in November 2012 will be vested at the end of the third and fourth year after the grant, which is November 2015 and November 2016 respectively.

The following table summarizes, as of April 22, 2014, the RSUs granted under the program to our directors and executive officers:

Name	Number of Restricted Share Units	Price (US$/Share)	Vesting Dates

Julia Huang	750,000	—	2013, 2015 and 2016
Shawn Ding	873,000	—	2013, 2015 and 2016

Pension and Similar Benefits

Full-time employees of our company in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require us to accrue for these benefits based on certain percentages of the employees’ salaries. The total amount we have accrued under such employee benefits plans as of December 31, 2013 was approximately RMB38.4 million ($6.3 million).

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

Duties of Directors

Under Cayman Islands law, our directors have a common law duty of loyalty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our fifth amended and restated memorandum and articles of association(as amended). Under Cayman Islands law, English common law is of persuasive authority before the Cayman Islands courts and they would ordinarily be expected to follow English case law precedents which permit a minority shareholder to commence a representative action against or derivative actions in the name of the company to challenge (a) an act which is ultra vires the company or illegal; (b) an act which constitutes a fraud against the minority and the wrongdoers are themselves in control of the company;(c) an act which is an infringement of individual rights of shareholders;  and (d) an irregularity in the passing of a resolution which requires a qualified (or special) majority.

Subject to the provisions of our amended and restated articles of association (as amended) and the Companies Law (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, hereinafter referred to as the Companies Law, the functions and powers of our board of directors include, among others:

•         managing the business and affairs of our company in the interest, and for the benefit, of our shareholders as a whole in order to enhance shareholder value over the long term;

•         exercising its business judgment to act in a manner which it reasonably believes to be in the best interests of our company and shareholders as a whole consistent with its fiduciary duties;

•         reviewing and, where appropriate, approving our major strategic, financial and business objectives, plans and actions;

•         establishing policies and principles for the selection, and possible succession planning, of directors, the chief executive officer and other senior management officers;

•         convening our annual general meetings and reporting its work to shareholders at such meetings;

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

Remuneration and Borrowing

The directors shall receive remuneration as the board may from time to time determine. Each director shall be entitled to be repaid or prepaid all traveling, hotel and incidental expenses reasonably incurred or expected to incurred by him in attending meetings of the board or committees of the board or general meetings or separate meetings of any class of shares or of debenture of our company or otherwise in connection with the discharge of his duties as a director. The ordinary remuneration of the directors shall from time to time be determined by our company in general meeting and shall (unless otherwise directed by the resolutions by which it is voted) be divided amongst the board in such proportions and in such manner as the board of directors may agree or, failing agreement, equally, except that any director who shall hold office for part only of the period in respect of which such remuneration is payable shall be entitled only to rank in such division for a proportion of remuneration related to the period during which has held office. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors.

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

Terms of Directors and Executive Officers

At each annual general meeting of our company, one-fourth of our directors for the time being (or if their number is not a multiple of four, the number nearest to but not greater than one-fourth) shall retire from office by rotation provided that the chairman of the board and/or the managing director of our company shall not, whilst holding such office, be subject to retirement by rotation or be taken into account in determining the number of directors to retire in each year. Notwithstanding the above and the provision under article 86(5) of our amended and restated articles of association (as amended), during any period from the date of an annual general meeting (including such date) to the date of the next annual general meeting (excluding such date), the total number of directors who retire by rotation or are removed from office pursuant to article 86(5) shall not be greater than one-third of the number of directors (or if their number is not a multiple of three, the number nearest to but not greater than one-third). A retiring director shall be eligible for re-election.

The service agreements for each of the directors do not provide for any special termination or severance benefits beyond what is required under the relevant laws of the PRC, nor do we have other arrangements with our directors regarding such matters.

D. Employees

We had 2,116 employees, 2,137employees and 1,950 employees as of December 31, 2011, 2012and 2013, respectively. The decrease in our employee headcount from 2011to 2013was primarily due tonatural wastage and the initiatives taken by the company to be more productive with employeesThe following table sets forth the number of our employees categorized by function and the percentage of each category of our total employees as of December 31, 2013.

	Employees	Percentage
Operations and program support	1,206	61.9%
Management and administration	387	19.8%
Research and development	231	11.8%
Selling and marketing	126	6.5%
Total number of employees	1,950	100.0%

We believe that our relations with our employees are good, and we have not experienced any significant labor disputes. Our employees are not represented by any collective bargaining agreements or labor unions.

We are required by PRC law to participate in various government sponsored benefit and pension programs for our employees. We are required to accrue a portion of the salaries, bonuses and certain other payments to our employees for these benefits. The total amount we have accrued under our employee benefits plans for the fiscal year 2013was approximately RMB38.4 million ($6.3 million).

Under our equity incentive plan, we granted certain employees options to purchase our ordinary shares. For a description of our equity incentive plan, see “—B. Compensation—Stock-Based Compensation Plans.”

E. Share Ownership

The following table sets forth information, as of April 22, 2014, with respect to the beneficial ownership of our ordinary shares held by:

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

	Ordinary Shares Beneficially Owned
	Number (1)	% (2)
Directors and Executive Officers
Julia Huang (3)	2,516,780	7.4
Shawn Ding (4)	3,125,540	9.2
Zonglian Gu (5)	1,815,000	5.3
Samuel Yen	*	*
Min Fan	*	*
Tianwen Liu	*	*
Yixin Mei	*	*
Changqing Xie	*	*
Xia Zhu	—	—
Lingling Chen	*	*
Honglan Zhang	*	*
All directors and executive officers as a group (10 persons)	8,310,920	24.4
Major Shareholders
McGraw-Hill Global Education Intermediate Holdings, LLC	4,770,236	14.0
Right Union Investment Limited	2,903,690	8.5
Time Century Investments, Ltd	2,437,500	7.2
MLP Holdings Limited	2,000,000	5.9
InterVision Technology Limited	1,749,635	5.1

*                 Director or executive officer who beneficially owns less than 1% of our ordinary shares outstanding as of April 22, 2014.

(1)         Beneficial ownership of each listed person includes the shares such person has the right to acquire within 60 days.

(2)         Percentage of beneficial ownership of each listed person is based on 25,748,908 ordinary shares outstanding as of April 22, 2014 and the ordinary shares underlying options and warrants exercisable by such person within 60 days.

(3)         Represents (i) 33,000 Shares held by Julia Huang, (ii) 540,000 Shares held by South Lead TechnologyLimited, a British Virgin Islands Company, and (iii) 1,943,780 Shares underlying stock options and RSUsexercisable within 60 days beneficially owned by Ms. Huang that have been designated to South LeadTechnology Limited.

(4)         Represents (1) 75,000 Shares held by Shawn Ding, (ii) 965,160 Shares held by Moral Known IndustrialLimited, aBritish Virgin Islands Company, and (iii) 2,085,380 Shares underlying stock options and RSUsexercisable within 60 days beneficially owned by Mr. Ding that have been designated to Moral KnownIndustrial Limited.

(5)         Represents 1,745,000 Shares held by Rendashiji Technology Development Co., Ltd. and 70,000 Sharesunderlying stock options exercisable within 60 days beneficially owned by Mr. Gu. Mr. Gu disclaimsbeneficial ownership of all of the Shares held by Rendashiji Technology Development Co., Ltd., exceptto the extent of his pecuniary interest therein.

To our knowledge, we had a total of 11 record holders in the United States. Bank of New York Mellon, as the depositary of our ADS facility, was the only record holder of our ADSs representing ordinary shares in the United States, holding approximately 92.0% of our total outstanding ordinary shares. The number of beneficial owners of our ADSs in the United States is likely much larger than the number of record holders of our ordinary shares in the United States.

None of our existing shareholders have voting rights that differ from the voting rights of other shareholders after the closing of our initial public offering.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B. Related Party Transactions

Mr. Gu is the dean of Renmin University Online Education School and also the general manager of CMR Web, which is the collaborative alliance between Renmin University and the Company. As disclosed in Item 4.C. Organizational Structure, CMR Web is the Company’s 70% owned subsidiary and the remaining 30% of CMR Web is owned by Rendashiji, a wholly-owned subsidiary of Renmin University of China. Mr. Gu is not a shareholder of Rendashiji, nor does he hold any management positions with Rendashiji. See note 23 on page F-66 for details on the related party transaction between Online Education School of Renmin University of China and the Company.

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

Item 9. The Offer and Listing

A. Offering and Listing Details

Our ADSs, each representing three of our ordinary shares, have been listed on the NASDAQ Global Market since December 14, 2007. Our ADSs trade under the symbol “CEDU.” For the period from December 14, 2007, the date of our initial public offering, to 22, 2014, the trading price of our ADSs on the NASDAQ Global Market has ranged from $2.97to $9.15 per ADS. The following table provides the high and low trading prices for our ADSs on the NASDAQ Global Market for each of the months since our initial public offering:

	Trading Price
	High	Low
	US$	US$
Annual Highs and Lows
2007 (from December 14, 2007)	9.15	8.00
2008	8.58	2.97
2009	8.40	4.15
2010	8.35	6.51
2011	7.92	4.62
2012	7.85	4.05
2013	8.36	4.99
Quarterly Highs and Lows
January 1—March 31, 2012	7.85	5.69
April 1-June 30, 2012	7.35	5.25
July 1-September 30, 2012	6.47	4.05
October 1-December 31, 2012	6.45	4.20
January 1—March 31, 2013	8.36	5.08
April 1-June 30, 2013	7.10	4.99
July 1-September 30, 2013	7.69	6.02
October 1-December 31, 2013	7.25	6.20
January 1—March 31, 2014	7.07	6.80
Monthly Highs and Lows
2013
October	7.18	6.42
November	6.98	6.20
December	7.25	6.51
2014
January	7.07	6.80
February	7.00	6.80
March	6.94	6.82
April (through April 22,2014)	7.00	6.86

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs have been listed on the NASDAQ Global Market since December 14, 2007 under the symbol “CEDU.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We are an exempted company incorporated in the Cayman Islands and our corporate affairs are governed by our fifth amended and restated memorandum and articles of association(as amended) and the Companies Law. The following is a summary of certain material provisions of our fifth amended and restated memorandum and articles of association (as amended) in effect as of the date of this annual report insofar as they relate to the material terms of our ordinary shares.

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

Transfer of Ordinary Shares

Subject to our fifth amended and restated articles of association (as amended), any shareholder may transfer all or any of his shares by an instrument of transfer in the usual or common form or in a form prescribed by the National Market of The Nasdaq Stock Market, Inc. or in any other form approved by our directors.

Our directors may, in their absolute discretion, without giving any reason therefor, refuse to register, inter alia, a transfer of any share (not being a fully paid up share) to a person of whom they do not approve, a transfer of any share to more than four joint holders or a transfer of any share (not being a fully paid up share) on which we have a lien. Our directors may decline to recognize any instrument of transfer unless:

•                  the instrument of transfer is lodged with us, accompanied by the relevant share certificate(s) for the ordinary shares to which it relates and such other evidence as our directors may reasonably require to show the right of the transferor to make the transfer(and if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do);

•                  the instrument of transfer is in respect of only one class of shares;

•                  the instrument of transfer is duly and properly stamped, if applicable; and

•                  a fee of such maximum sum as the National Market of The Nasdaq Stock Market, Inc. may determine to be payable or such lesser sum as the directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers of shares may, after notice has been given by advertisement in an appointed newspaper or any other newspapers or by any other means in accordance with the requirements of the National Market of The Nasdaq Stock Market, Inc. to that effect be suspended at such times and for such periods (not exceeding in the whole thirty days in any year) as our directors may determine.

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

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Subject to the terms of our fifth amended and restated articles of association (as amended) and the terms of allotment, our directors may from time to time make calls upon shareholders in respect of any moneys unpaid on their shares (whether on account of the nominal value of the shares or by way of premium), and each shareholder shall (subject to being given at least fourteen clear days’ written notice specifying the time and place of payment) pay to us as required by such notice the amount called on his shares.

If a call remains unpaid after it has become due and payable the directors may give to the person from whom it is due not less than fourteen clear days’ notice (a) requiring payment of the amount unpaid together with any interest which may have accrued and which may still accrue up to the date of actual payment; and (b) stating that if the notice is not complied with the shares on which the call was made will be liable to be forfeited. If the requirements of any such notice are not complied with, any share in respect of which such notice has been given may at any time thereafter, before payment of calls and interest due in respect thereof has been made, be forfeited by a resolution of the directors to that effect, and such forfeiture shall include all dividends and bonuses declared in respect of the forfeited share but not actually aid before the forfeiture. .

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

D. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation of Foreign Currency Exchange and Dividend Distribution.”

E. Taxation

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our company levied by the Government of the Cayman Islands except for stamp duties that may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise isnot party to any double taxation treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our exposure to interest rate risk for changes in interest rates relates primarily to the interest receipts of excess cash deposited in banks. As of December 31, 2013, we had cash and cash equivalents of RMB431.8 million ($71.3  million). Cash and cash equivalents consist of cash on hand and in banks.

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

Credit Risk

The carrying amounts of cash and cash equivalents, term deposits, accounts receivable and amount due from related parties represent our principal exposure to credit risk in relation to our financial assets. As of December 31, 2013, substantially all of our cash and cash equivalents were held in uninsured accounts at major financial institutions located in China and Hong Kong that we believe are of acceptable credit quality. We have not used any derivative financial instruments to hedge interest rate risk.

Foreign Exchange Risk

Substantially all of our revenue generating operations are transacted in Renminbi, which is not fully convertible into foreign currencies and substantially all of our assets and liabilities are denominated in Renminbi. As a result, the conversion of our revenue into foreign currencies is subject to PRC regulatory restrictions on currency conversion and we are exposed to risks posed by fluctuations in the foreign exchange market. The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For almost two years after reaching a high against the U.S. dollar in July 2008, the Renminbi traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high. As a consequence, the Renminbi fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. On June 19, 2010, the PRC government announced that it would increase the Renminbi exchange rate flexibility and since that time the Renminbi has gradually appreciated against the U.S. dollar. However, it remains unclear how this flexibility might be implemented. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. To the extent we hold assets denominated in U.S. dollars through our PRC entities, any further appreciation of the Renminbi against the U.S. dollar could result in a charge to our income statement and a reduction in the RMB value of our U.S. dollar denominated assets. As of December 31, 2013, we had a Renminbi denominated cash and bank deposit balance of RMB563.2  million and a U.S. dollar denominated cash and bank deposit balance of US$0.9 million. Assuming we had converted the U.S. dollar denominated cash balance of US$0.1 million into Renminbi at the exchange rate of US$1.00 for RMB6.0537 as of December 31, 2013, this cash balance would have been RMB5.5 million. Assuming a further 1% appreciation of Renminbi against the U.S. dollar, this cash balance would have decreased slightly to RMB5.4 million as of December 31, 2013.

We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. See “Item 3. Key Information—D. Risk Factors—Risks Related to the People’s Republic of China—The fluctuation of the Renminbi may materially and adversely affect your investment.”

Inflation and Monetary Risk

Inflation in China has not had a material impact on our results of operations in recent years, but we can provide no assurance that we will not be affected in the future. According to the National Bureau of Statistics of China, the change in Consumer Price Index in China was negative 5.5%, 2.6% and 2.7% in 2011, 2012and 2013, respectively.

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

We have used or intend to use the net proceeds received from our initial public offering for the following purposes:

Online degree programs

•                                          approximately $7.4 million to develop our learning center network, of which approximately $6.9 million has been used as of April 22, 2014 in connection with the opening of 143 learning centers;

•                                          approximately $5 million to expand our existing lines of business, including the funding of new collaborative alliances with university partners, of which approximately $3.7 million of which had been used as of April 22, 2014;

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

As of April 22, 2014, approximately $47.3 million of the net offering proceeds from our initial public offering had been applied.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2013. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of December 31, 2013, our internal control over financial reporting was effective.

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2013 and has issued an attestation report set forth below.

Changes in Internal Control over Financial Reporting

There were no changes in our company’s internal control over financial reporting (as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934) during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our company’s internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of ChinaEdu Corporation

We have audited the internal control over financial reporting of ChinaEdu Corporation, its subsidiaries, its variable interest entity (“VIE”) and VIE’s subsidiaries (collectively the “Group”) as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework(1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s annual report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework(1992)  issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2013 of the Group and our report dated April 29, 2014 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

April 29, 2014

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Samuel Yen, the chairman of our audit committee, is an audit committee financial expert as defined by the rules and regulations of the SEC. Samuel Yen is an independent director as defined by Nasdaq Listing Rule 5605(a)(2) and under Rule 10A-3 of the Exchange Act.

Item 16B. Code of Ethics

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. Our code of business conduct and ethics is publicly available on our internet website at http://ir.chinaedu.net and refer to “Corporate Governance — Conduct, Ethics and Duties.”

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

	Years ended December 31,
	2012	2013
	(In thousands, in RMB)
Audit fees (1)	6,371	7,878
Audit-related fees (2)	—	—
Tax fees (3)	—	—
All other fees (4)	—	—

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The table below is a summary of the shares repurchased by us as of December 31, 2013.

			Total	Approximate
			Number of	Dollar Value
			Shares	of
			Purchased	Shares that
			as	May Yet Be
			Part of	Purchased
	Total	Average	Publicly	Under
	Number of	Price Paid	Announced	the Plans or
	Shares	per Share	Plans or	Programs (2)
Period	Purchased	(US$)	Programs (2)	(US$)
July 1, 2008 – July 31, 2008	210,834	1.31	210,834	4,723,453
August 1, 2008 – August 31, 2008	575,010	1.30	575,010	3,977,001
September 1, 2008 – September 30, 2008	733,401	1.54	733,401	2,846,059
October 1, 2008 – October 31, 2008	518,793	1.27	518,793	2,185,501
November 1, 2008 – November 30, 2008 (1)	1,626,058	1.34	107,109	2,053,038
December 1, 2008 – December 31, 2008	38,487	1.43	38,487	1,998,025
2008 Total	3,702,583	1.35	2,183,634	1,998,025
January 1, 2009 – January 31, 2009 (1)	6,845,685	1.32	—	1,998,025
October 1, 2009 – October 31, 2009	150,996	2.32	150,996	1,647,950
December 1, 2009 – December 31, 2009	832,119	2.17	832,119	—
2009 Total	7,828,800	1.43	983,115	—
June 1, 2010 – June 30, 2010	13,644	2.28	13,644	2,968,959
November 1, 2010 – November 30, 2010	838,500	2.34	838,500	1,004,074
2010 Total	852,144	2.34	852,144	1,004,074
May 1, 2011 – May 31, 2011	365,340	2.21	365,340	10,196,672
June 1, 2011 – June 30, 2011	33,852	2.15	33,852	10,123,992
July 1, 2011 – July 31, 2011	73,476	2.11	73,476	9,968,821
August 1, 2011 – August 31, 2011	60,972	2.12	60,972	9,839,429
December 1, 2011 – December 31, 2011	56,565	1.93	56,565	9,730,416
2011 Total	590,205	2.16	590,205	9,730,416
June 1, 2012– June 30, 2012	30,273	1.97	30,273	9,670,830
July 1, 2012 – July 31, 2012	177,981	1.82	177,981	9,346,393
August 1, 2012 – August 31, 2012	26,862	1.61	26,862	9,303,127
December 1, 2012 – December 31, 2012	141,645	1.84	141,645	49,042,028
2012 Total	376,761	1.83	376,761	49,042,028
January 1, 2013 – March 31, 2013	19,724,739	1.87	19,724,739	12,211,146
April 1, 2013 – June 30, 2013	1,735,554	2.04	1,735,554	8,677,483
July 1, 2013 – September 30, 2013	2,164,083	2.02	2,164,083	4,300,233
October 1, 2013 – December 31, 2013	—	—	—	4,300,233
2013 Total	23,624,376	1.89	23,624,376	4,300,233

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
2.1

Form of Deposit Agreement among Registrant, depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.1 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

2.2

Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

2.3

Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.3 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

2.4

Agreement and Plan of Merger, dated as of December 31, 2013, by and between the Company, Holdings and Merger Sub. (incorporated by reference to Exhibit 99.2 from our current report on Form 6-K filed with the SEC on December 31, 2013)

3.1

English Translation of Shareholder’s Voting Rights Entrustment Agreement among Hongcheng Technology, Yang Xueshan, Xie Changqing and Hongcheng Education dated July 12, 2005 (incorporated by reference to Exhibit 10.22 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

3.2

English Translation of Shareholder’s Voting Rights Entrustment Agreement among Hongcheng Technology, Xie Changqing and Hongcheng Education dated December 20, 2005 (incorporated by reference to Exhibit 10.23 from our registration statement on Form F-1 (File No. 333-147620), as amended, initially filed with the SEC on November 26, 2007)

4.1

Form of Amended Equity Incentive Plan, dated March 2009, approved by shareholders at the Extraordinary General Meeting on March 6, 2009 (incorporated by reference to Exhibit 4.1 from our annual report on Form 20-F (File No. 001-33858), filed with the SEC on June 30, 2009)

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

Date: April 29, 2014

CHINAEDU CORPORATION

Report of Independent Registered

Public Accounting Firm and

Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

CHINAEDU CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS

AND SHAREHOLDERS OF CHINAEDU CORPORATION

We have audited the accompanying consolidated balance sheets of ChinaEdu Corporation (the “Company”), its subsidiaries, its variable interest entity (“VIE”) and its VIE’s subsidiaries (collectively, the “Group”) as of December 31, 2012 and 2013 and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2013, and the related financial statement schedule included in Schedule I.  These consolidated financial statements and financial statement schedule are the responsibility of the Group’s management.  Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2012 and 2013 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.  Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2.  Such United States dollar amounts are presented solely for the convenience of the readers.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 29, 2014 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

April 29, 2014

CHINAEDU CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands, except share-related data)

	As of December 31,
	2012	2013	2013
	RMB	RMB	US$
Assets

Current assets:
Cash and cash equivalents	385,922	431,844	71,336
Term deposits	92,028	67,083	11,081
Short-term investments	23,575	7,127	1,177
Accounts receivable	34,917	26,561	4,388
Prepaid expenses and other current assets	23,455	22,584	3,731
Amounts due from related parties-current	260,184	343,970	56,820
Deferred tax assets-current	9,571	12,769	2,109

Total current assets	829,652	911,938	150,642

Term deposits-non-current	—	70,000	11,563
Property and equipment, net	238,563	232,558	38,416
Amounts due from related party-non-current	41,979	—	—
Land use rights	26,049	25,441	4,203
Deposits paid for acquisition of property and equipment	3,873	—	—
Deferred tax assets - non-current	2,085	3,586	592
Long-term investments	801	1,013	167
Rental deposits	1,497	1,563	258
Acquired intangible assets, net	54,499	51,416	8,493
Goodwill	43,255	43,255	7,145

Total assets	1,242,253	1,340,770	221,479

Liabilities and equity

Current liabilities:
Short-term loan	—	4,056	670
Accounts payable (including accounts payable of the consolidated VIE without recourse to the Group of RMB2,007 and RMB1,844 as of December 31, 2012 and 2013, respectively)	2,401	2,716	449
Deferred revenues - current (including deferred revenue of the consolidated VIE without recourse to the Group of RMB23,518 and RMB13,391 as of December 31, 2012 and 2013, respectively)	134,175	138,734	22,917
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of RMB22,113 and RMB19,176 as of December 31, 2012 and 2013, respectively)	113,558	137,497	22,713
Amounts due to related parties (including amounts due to related parties of the consolidated VIE without recourse to the Group of RMB1,926 and RMB1,853 as of December 31, 2012 and 2013, respectively)	35,507	52,099	8,606
Income taxes payable (including income taxes payable of the consolidated VIE without recourse to the Group of RMB10,004 and RMB7,747 as of December 31, 2012 and 2013, respectively)	49,294	63,165	10,434
Other taxes payable (including other taxes payable of the consolidated VIE without recourse to the Group of RMB4,442 and RMB3,737 as of December 31, 2012 and 2013, respectively)	27,294	36,254	5,989

Total current liabilities	362,229	434,521	71,778

CHINAEDU CORPORATION

CONSOLIDATED BALANCE SHEETS - continued

(In thousands, except share-related data)

	As of December 31,
	2012	2013	2013
	RMB	RMB	US$
Long-term loan	—	213,883	35,331
Deferred revenues - non-current (including deferred revenue of the consolidated VIE without recourse to the Group of RMB29 and RMB29 as of December 31, 2012 and 2013, respectively)	10,654	10,173	1,680
Deferred tax liabilities-non-current (including deferred taxes liabilities of the consolidated VIE without recourse to the Group of RMB978 and RMB1,616 as of December 31, 2012 and 2013, respectively)	13,473	8,679	1,434
Unrecognized tax benefit (including unrecognized tax benefit of the consolidated VIE without recourse to the Group of RMB3,555 and RMB4,261 as of December 31, 2012 and 2013, respectively)	8,795	10,873	1,796

Total liabilities	395,151	678,129	112,019

Commitments (Note 21)

Equity:
ChinaEdu Corporation shareholders’ equity:
Ordinary shares (RMB0.08 (US$0.01) par value; 100,000,000 shares authorized; 53,428,219 and 47,676,331 shares issued and outstanding, respectively as of December 31, 2012; 30,883,842 and 25,673,185 shares issued and outstanding, respectively as of December 31, 2013)	4,070	2,715	448
Additional paid-in capital	682,239	422,322	69,763
Treasury stock	—	(3,336)	(551)
Statutory reserves	40,976	51,702	8,541
Accumulated deficits	(46,200)	(6,428)	(1,062)
Accumulated other comprehensive loss	(30,894)	(30,773)	(5,084)

Total ChinaEdu Corporation shareholders’ equity	650,191	436,202	72,055
Noncontrolling interests	196,911	226,439	37,405

Total equity	847,102	662,641	109,460

Total liabilities and equity	1,242,253	1,340,770	221,479

The accompanying notes are an integral part of these consolidated financial statements.

CHINAEDU CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share-related data)

	For the years ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$

Revenue	453,116	504,052	559,240	92,380
Business tax	17,257	15,730	11,300	1,867

Net revenue	435,859	488,322	547,940	90,513
Cost of revenue	185,604	202,109	210,999	34,855

Gross profit	250,255	286,213	336,941	55,658

Operating expenses:
General and administrative	93,950	100,204	113,305	18,717
Selling and marketing	52,777	48,407	46,257	7,641
Research and development	40,589	40,512	49,948	8,251
Intangible assets impairment	—	5,901	—	—

Total operating expenses	187,316	195,024	209,510	34,609

Income from operations	62,939	91,189	127,431	21,049
Interest income	8,843	13,253	12,793	2,113
Interest expense	—	—	(12,849)	(2,122)
Gain on disposal of subsidiaries	—	2,197	—	—
Investment income	832	1,460	497	82
Other income	1,003	1,376	1,951	322

Foreign exchange loss	—	—	(2,728)	(451)
Income before income tax and equity method investments	73,617	109,475	127,095	20,993

Income tax provisions (benefits):
- Current	23,078	19,939	37,282	6,159
- Deferred	(6,034)	6,488	(9,493)	(1,569)

Total income tax provisions	17,044	26,427	27,789	4,590

Net income before income from equity method investments	56,573	83,048	99,306	16,403
Income from equity method investments, net of taxes	—	261	692	115

Net income	56,573	83,309	99,998	16,518
Less: net income attributable to the noncontrolling interests	39,752	45,338	49,500	8,178

Net income attributable to ChinaEdu Corporation shareholders	16,821	37,971	50,498	8,340

Net income per share attributable to ChinaEdu Corporation shareholders - basic	0.35	0.80	1.79	0.30

Net income per share attributable to ChinaEdu Corporation shareholders - diluted	0.33	0.75	1.58	0.26

Weighted average shares used in calculating basic net income per share attributable to ChinaEdu Corporation shareholders	47,453,930	47,523,375	28,250,473	28,250,473

Weighted average shares used in calculating diluted net income per share attributable to ChinaEdu Corporation shareholders	50,669,229	50,487,233	31,877,916	31,877,916

Share-based compensation expenses
Cost of revenue	522	488	748	124
General and administrative	2,909	4,176	6,780	1,120
Selling and marketing	2,755	3,103	2,000	330
Research and development	297	491	359	59

The accompanying notes are an integral part of these consolidated financial statements.

CHINAEDU CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except share-related data)

	For the years ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$

Net income	56,573	83,309	99,998	16,518
Other comprehensive income(losses), net of taxes of nil:
Foreign currency translation adjustments	(751)	(87)	6,103	1,008
Change in fair value of available-for-sale investments	187	1,247	(945)	(156)

Comprehensive income	56,009	84,469	105,156	17,370
Less: comprehensive income attributable to the noncontrollng interests	46,020	47,836	54,537	9,009

Comprehensive income attributable to ChinaEdu Corporation shareholders	9,989	36,633	50,619	8,361

The accompanying notes are an integral part of these consolidated financial statements.

CHINAEDU CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands, except share-related data)

	ChinaEdu Corporation Shareholders’ Equity
							Accumulated	Total
			Additional				other	ChinaEdu
	Ordinary shares		paid-in		Statutory	Accumulated	comprehensive	Corporation	Noncontrolling	Total
	Outstanding shares	Amount	capital	Treasury Stock	reserve	deficits	(loss) income	shareholders’ equity	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance at January 1, 2011	47,689,306	4,071	674,648	—	29,592	(89,608)	(22,724)	595,979	133,485	729,464
Repurchase and cancellation of ordinary shares (note 18)	(590,205)	(38)	(8,205)	—	—	—	—	(8,243)	—	(8,243)
Exercise of share options (note 14)	116,787	8	590	—	—	—	—	598	—	598
Share-based compensation	—	—	6,483	—	—	—	—	6,483	—	6,483
Provision for statutory reserve	—	—	—	—	7,043	(7,043)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	(7,019)	(7,019)	6,268	(751)
Change in fair value of available-for-sale investments (note 5)	—	—	—	—	—	—	187	187	—	187
Net income	—	—	—	—	—	16,821	—	16,821	39,752	56,573
Capital contribution by a noncontrolling shareholder	—	—	—	—	—	—	—	—	2,960	2,960
Dividend to noncontrolling shareholders of subsidiaries	—	—	—	—	—	—	—	—	(15,212)	(15,212)

Balance at December 31, 2011	47,215,888	4,041	673,516	—	36,635	(79,830)	(29,556)	604,806	167,253	772,059
Repurchase and cancellation of ordinary shares (note 18)	(376,761)	(24)	(4,550)	—	—	—	—	(4,574)	—	(4,574)
Exercise of share options (note 14)	837,204	53	5,015	—	—	—	—	5,068	—	5,068
Share-based compensation	—	—	8,258	—	—	—	—	8,258	—	8,258
Provision for statutory reserve	—	—	—	—	4,341	(4,341)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	(2,585)	(2,585)	2,498	(87)
Change in fair value of available-for-sale investments (note 5)	—	—	—	—	—	—	1,247	1,247	—	1,247
Net income	—	—	—	—	—	37,971	—	37,971	45,338	83,309
Disposal of the subsidiaries	—	—	—	—	—	—	—	—	(857)	(857)
Dividend to noncontrolling shareholders of subsidiaries	—	—	—	—	—	—	—	—	(17,321)	(17,321)

Balance at December 31, 2012	47,676,331	4,070	682,239	—	40,976	(46,200)	(30,894)	650,191	196,911	847,102
Repurchase and cancellation of ordinary shares (note 18)	(23,876,175)	(1,469)	(280,798)	(3,336)	—	—	—	(285,603)	—	(285,603)
Exercise of share options (note 14)	1,873,029	114	10,994	—	—	—	—	11,108	—	11,108
Share-based compensation	—	—	9,887	—	—	—	—	9,887	—	9,887
Provision for statutory reserve	—	—	—	—	10,726	(10,726)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	1,066	1,066	5,037	6,103
Change in fair value of available-for-sale investments (note 5)	—	—	—	—	—	—	(945)	(945)	—	(945)
Net income	—	—	—	—	—	50,498	—	50,498	49,500	99,998
Dividend to noncontrolling shareholders of subsidiaries	—	—	—	—	—	—	—	—	(25,009)	(25,009)

Balance at December 31, 2013	25,673,185	2,715	422,322	(3,336)	51,702	(6,428)	(30,773)	436,202	226,439	662,641
		$448	$69,763	$(551)	$8,541	$(1,062)	$(5,084)	$72,055	$37,405	$109,460

The accompanying notes are an integral part of these consolidated financial statements.

CHINAEDU CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands, except share-related data)

	For the years ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	56,573	83,309	99,998	16,518
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	6,483	8,258	9,887	1,633
Depreciation and amortization of property and equipment	23,900	25,377	25,599	4,229
Amortization of land use rights	608	608	608	100
Amortization of acquired intangible assets	4,171	3,903	3,083	509
Intangible assets impairment	—	5,901	—	—
Investment loss (income)	201	(1,460)	(497)	(82)
Amortization of debt discount	—	—	4,329	715
Gain on disposal of subsidiaries	—	(2,197)	—	—
Loss (gain) from equity method investments	—	219	(212)	(35)
Provision for account receivables	—	340	261	43
Loss from disposal of property and equipment	234	1,611	59	10
Foreign exchange loss	—	—	2,728	451
Changes in assets and liabilities:
Accounts receivable	3,613	(3,779)	8,095	1,337
Inventories	358	—	—	—
Prepaid expenses and other current assets	7,458	532	814	135
Amounts due from related parties	8,646	(64,325)	(41,850)	(6,913)
Rental deposits	(1,277)	716	(66)	(11)
Accounts payable	(2,013)	162	197	33
Deferred revenues	21,858	7,438	4,143	684
Accrued expenses and other current liabilities	8,700	20,851	23,830	3,936
Amounts due to related parties	(19,717)	22,468	9,000	1,487
Income taxes payable	6,836	(2,154)	13,871	2,291
Other taxes payable	1,462	5,324	8,960	1,480
Deferred income taxes	(6,034)	6,488	(9,493)	(1,568)
Unrecognized tax benefit	2,398	2,706	2,078	343

Net cash provided by operating activities	124,458	122,296	165,422	27,325

Cash flows from investing activities:
Purchase of property and equipment	(20,788)	(12,407)	(15,868)	(2,621)
Proceeds from disposal of subsidiaries, net of cash disposed	—	5,026	—	—
Deposits paid for acquisition of property and equipment	(18,863)	—	—	—
Purchase of term deposits	(341,963)	(526,347)	(597,850)	(98,758)
Maturity of term deposits	364,300	532,482	552,736	91,305
Purchase of exclusive partnership with universities	(1,960)	(980)	—	—
Purchase of short-term investments	(19,556)	(12,571)	—	—
Purchase of long-term investments	—	(1,020)	—	—
Proceeds from disposal of property and equipment	275	89	206	34
Proceeds from sale of short-term investments	16,306	26,187	7,832	1,294
Proceeds from disposal of exclusive partnership with universities	—	315	—	—
Proceeds from disposal of equity method investment	—	—	8,000	1,322

Net cash (used in) provided by investing activities	(22,249)	10,774	(44,944)	(7,424)

CHINAEDU CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands, except share-related data)

	For the years ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Payment of deferred consideration for purchase of property and equipment	(1,479)	—	—	—
Cash dividends paid to noncontrolling shareholders	(13,510)	(21,441)	(17,333)	(2,863)
Capital contribution by noncontrolling shareholders	2,960	—	—	—
Repurchase and cancellation of ordinary shares	(7,437)	(4,574)	(285,603)	(47,178)
Proceeds from exercise of share options	598	5,068	11,108	1,835
Financing costs related to loans	—	—	(8,557)	(1,414)
Proceeds from borrowings of short-term debt	—	—	68,410	11,301
Proceeds from borrowings of long-term debt	—	—	380,261	62,815
Repayment of borrowings of short-term debt	—	—	(63,290)	(10,455)
Repayment of borrowings of long-term debt	—	—	(159,750)	(26,389)
Prepayment for shares repurchases	(168)	—	—	—

Net cash used in financing activities	(19,036)	(20,947)	(74,754)	(12,348)

Effect of exchange rate changes	80	53	198	33
Net increase in cash and cash equivalents	83,253	112,176	45,922	7,586
Cash and cash equivalents, beginning of year	190,493	273,746	385,922	63,750

Cash and cash equivalents, end of year	273,746	385,922	431,844	71,336

Supplemental disclosure of cash flow information
Income taxes paid	13,844	19,387	21,333	3,524
Interest paid	—	—	8,360	1,381

The accompanying notes are an integral part of these consolidated financial statements.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share-related data)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES

ChinaEdu Corporation (the “Company”) was incorporated in the Cayman Islands on September 6, 1999.  The Company, its subsidiaries, and its variable interest entity (“VIE”) and VIE’s subsidiaries are collectively referred to hereinafter as the “Group”.  The Group principally operates online degree programs, which provide services to universities through joint venture contracts entered into by the Company’s subsidiaries, online tutoring programs, private primary and secondary schools and international and elite curriculum programs in the People’s Republic of China (the “PRC”).

A summary of the Company’s subsidiaries and its VIE and its VIE’s subsidiaries as of December 31, 2013 was as follows:

	Date of incorporation	Percentage of
Name	or acquisition	legal ownership	Place of incorporation

Subsidiaries of the Company:
CMR Web-learning Co., Ltd. (“CMR Web”)	July 29, 1999	70%	PRC

Hongcheng Technology Development Co., Ltd. (“Hongcheng Technology”)	July 31, 2000	100%	PRC

Zhong Nongda Networks Development Co., Ltd. (“Zhongnongda Networks”)	October 30, 2001	55%	PRC

Beijing Hongcheng Liye Technology Co., Ltd. (“Hongcheng Liye”)	April 15, 2003	100%	PRC

Dalian Dongcai Technology Co., Ltd. (“Dongcai”)	June 4, 2003	70%	PRC

Beijing WITT Education Consultant Management Co., Ltd. (“WITT Education”)	July 4, 2003	100%	PRC

BJ-WITT EDU MAN. LTD. (“BJ-WITT”)	July 4, 2003	100%	BVI

Chongqing Chongda Yuanxing Co., Ltd. (“Chongda”)	December 24, 2003	51%	PRC

Beijing BCIT Science and Education Management Consulting Limited (“Beijing BCIT”)	January 13, 2005	100%	PRC

Beijing Gotop Education Co., Ltd. (“Gotop Hongcheng”)	December 26, 2005	100%	PRC

Beijing BCIT Science and Education Management Consulting Limited (“BJ-BCIT”)	February 10, 2006	100%	BVI

Beijing Distance Education Technology Co., Ltd. (“Yuancheng Education”)	March 31, 2006	100%	PRC

Tianjin Gaotuo Hongcheng Education Technology Co., Ltd. (“Tianjin Gaotuo Hongcheng”)	June 26, 2006	100%	PRC

Beijing Beiyuda Education Technology Co., Ltd. (“Beiyuda”)	September 26, 2006	51%	PRC

Beijing Mingdaoyuan Technology Co., Ltd. (“Beijing Mingdao”)	March 27, 2007	51%	PRC

Shanghai Shangcai Education Technology Co., Ltd. (“Shanghai Shangcai”)	April 18, 2008	51%	PRC

Dongcai Online Training Center (“Dongcai Online”)	July 10, 2008	70%	PRC

Beijing Zhonglin Technology Co., Ltd. (“Zhonglin”)	November 3, 2008	51%	PRC

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share-related data)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

	Date of incorporation	Percentage of
Name	or acquisition	legal ownership	Place of incorporation

Fuzhou Haojiaoshi Distance Education Service Co., Ltd. (“Fuzhou Good Teacher”)	December 7, 2009	51%	PRC

Hongyuanboxue Technology Co., Ltd (“Hongyuanboxue”)	August 24, 2010	100%	PRC

Beijing Hongcheng Xueyuan Technology Co., Ltd. (“Hongcheng Xueyuan”)	October 31, 2010	100%	PRC

Nanning Hongcheng Xueyuan Technology Development Co., Ltd (“Nanning Hongcheng Xueyuan ”)	October 31, 2010	51%	PRC

Hangzhou Hongcheng Education Training Service Co., Ltd (“Hangzhou Hongcheng Xueyuan”)	October 31, 2010	60%	PRC

Beijing Haidian District New Door Trainning School (“Haidian Trainning School ”)	April 7, 2011	55%	PRC

Zhejiang Hongcheng Education Technology Co., Ltd. (“Zhejiang Hongcheng”)	June 30, 2011	51%	PRC

HongKong Hongcheng Online Education Technology Co., Ltd (“Hongcheng Online”)	April 12, 2013	100%	HongKong

Chongqing Fahong Technology Development Co., Ltd. (“Chongqing Fahong ”)	Feburary 7, 2013	100%	PRC

VIE of the Company:
Beijing Hongcheng Education Technology Co., Ltd. (“Hongcheng Education”)	March 7, 2005	N/A	PRC

Subsidiaries of VIE:
Beijing Gotop Electronic Science Co., Ltd. (“Gotop Electronic”) (1)	November 29, 1995	N/A	PRC

Xiandai Xingye Network Technology Co., Ltd. (“Xiandai Technology”) (1)	November 7, 2000	N/A	PRC

Pingdingshan Wellent Bilingual School (“Pingdingshan”) (1)	September 3, 2002	N/A	PRC

Anqing Foreign Language Middle School (“Anqing Foreign Language”) (1)	August 2, 2004	N/A	PRC

Jingzhou Tianchang Investment Co., Ltd. (“Tianchang”) (2)	September 6, 2005	N/A	PRC

Jingzhou Middle School South Campus (“South Campus”) (3)	December 28, 2005	N/A	PRC

Beijing Hongcheng YoYo Technology Co., Ltd. (“Hongcheng YoYo”) (1)	November 3, 2009	N/A	PRC

Anqing Daguan Hongcheng Anwai Training Centre (“Anqing Daguan”) (1)	April 15, 2010	N/A	PRC

Pingdingshan Hongcheng Education Training Centre (“Pingdingshan Training Centre”) (1)	August 11, 2010	N/A	PRC

Beijing Xicheng District Hongcheng Training School (“Xicheng Training School”) (1)	January 6, 2011	N/A	PRC

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share-related data)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

On June 16, 2012, the Group sold one of its subsidiaries, Guangzhou Hongcheng Huixing Education Technology Co., Ltd. (“Guangzhou Hongcheng”) to Guangzhou Hongcheng’s noncontrolling shareholder for cash of RMB4,000. The carriyng amounts of net assets disposed of were RMB3,123.

On September 28, 2012, the Group sold one of its subsidiaries, Guangxi Hongcheng Times Technology Development Co., Ltd. (“Guangxi Hongcheng”), to Guangxi Hongcheng’s noncontrolling shareholder for cash of RMB1,020. The carrying amounts of net assets disposed of were RMB126.

On September 25, 2012, the Group sold one of its subsidiaries, Beijing Xuezhi Times Education Science Co., Ltd. (“Beijing Xuezhi”) to a third party for cash of RMB6. The carrying amounts of net liabilities disposed of were RMB420.

These subsidiaries disposed of in 2012 had no material business operations since their respective inceptions and accordingly were not separately reported as discontinued operation. Total gain resulted from these disposals was RMB2,197.

The VIE arrangements

PRC regulations currently limit foreign ownership of entities providing internet content and engaging in primary and junior high school education. To comply with PRC laws and regulations, the Group provides online tutoring programs and primary and secondary schools in the PRC through its VIE and its VIE’s subsidiaries.

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

•                                          Agreements that transfer economic benefits to Hongcheng Technology

Exclusive Technical Consulting and Services Agreement

Pursuant to the exclusive technology consulting and service agreements between Hongcheng Technology and the VIE, the Group has the exclusive right to provide to the VIE technology consulting and services related to courseware and product development services, website design services, maintenance and security services, employee training services and any other services that may be agreed upon by the parties. As a consideration for these services, the Group charges VIE a service fee, which represents substantially all of its net income. The service fee amounts are determined at Hongcheng Technology’s sole discretion. The terms of the exclusive technical consulting and services agreement are ten years unless Hongcheng Technology sends a notice of termination in writing prior to the expiration, the agreement shall automatically be renewed for an additional term of ten years.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share-related data)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

Equity Pledge Agreements

Pursuant to the Equity Pledge Agreements between Hongcheng Technology and nominee shareholders of VIE, the nominee shareholders of VIE pledged all of their equity interests in VIE to Hongcheng Technology to guarantee VIE’s performance of its obligations under the Exclusive Technical Consulting and Services agreement. If the VIE breaches its contractual obligations under that agreement, Hongcheng Technology, as the pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The nominee shareholders of VIE agree that, without prior written consent of Hongcheng Technology, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests that would prejudice Hongcheng Technology’s interest.

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

•                                          Agreements that provide Hongcheng Technology effective control over VIE

Powers of Attorney

Pursuant to the power of attorney, the nominee shareholders of VIE each executed an irrevocable power of attorney assigning Hongcheng Technology or any person designated by Hongcheng Technology as their attorney-in-fact and take all actions on their behalf on all matters of the VIE requiring shareholders’ approval under PRC laws and regulations and the Article of Association of VIE.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

Call Option Agreements

Pursuant to the Call Option Agreements, Hongcheng Technology has the exclusive and irrevocable right to purchase or designate another party to purchase from the nominee shareholders the equity interests in VIE at the lowest price permitted by the PRC law when and to the extent that applicable PRC law permits Hongcheng Technology to own all or part of such equity interest in VIE. The agreement shall terminate after all the equity subject to the Call Option Agreement has been transferred to Hongcheng Technology and/or any other entity or individual designated by Hongcheng Technology in accordance with the provisions contained herein. Through the exclusive Call Option Agreements, each of VIE’s nominee shareholders irrevocably granted Hongcheng Technology an exclusive right to acquire, at any time, for its own account or through one or more PRC individuals or entities to acquire the nominee shareholder’s equity interests in VIE, which constitutes a substantive kick-out right that is exercisable and enforceable under current PRC laws and regulations. This kick-out right reinforces Hongcheng Technology’s ability to direct the activities that most significantly impact VIE’s economic performance.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

Risks in relation to the VIE structure

The Group believes that Hongcheng Technology’s contractual arrangements with the VIE are in compliance with existing PRC law and regulations and are valid, binding and enforceable and will not result in any violation of PRC laws or regulations currently in effect.  However, substantial uncertainties exist regarding the interpretation of current and future PRC laws and regulations and the PRC regulatory authorities may take a contrary view. If the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the regulatory authorities may exercise their discretion and

•                                          revoke the business and operating licenses of our PRC subsidiaries or VIE;

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

The imposition of any of these penalties may result in a material adverse effect on the Group’s ability to conduct its business. In addition, if the imposition of any of these penalties causes the Group to lose the rights to direct the activities of the VIE and their subsidiaries or the right to receive their economic benefits, the Group would no longer be able to consolidate the VIE.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share-related data)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risks in relation to the VIE structure - continued

The Group’s ability to control the VIE depends on the power of attorney that enable Hongcheng Technology to vote on all matters requiring shareholder approval in the VIE. As noted above, the Group believes this power of attorney is valid, binding and enforceable under existing PRC laws and regulations but may not be as effective as direct equity ownership.

The nominee shareholders of the VIE are also beneficial owners of the Company. Their interests as shareholders of VIE may differ from the interests of the Group as a whole. The Group cannot be certain that if conflicts of interest arise, these parties will act in the best interests of the Group or that conflicts of interests will be resolved in the Group’s favor. Currently, the Group does not have existing arrangements to address potential conflicts of interest these parties may encounter in their capacity as shareholders of VIE, on the one hand, and as shareholders of the Company, on the other hand. The Group believes the shareholders of the VIE will not act contrary to any of the contractual arrangements and the exclusive call option arrangements provide the Group with a mechanism to remove them as shareholders of VIE should they act to the detriment of the Group. If any conflict of interest or dispute between the Group and the shareholders of VIE arises and the Group is unable to resolve it, the Group would have to rely on legal proceedings in the PRC. Such legal proceedings could result in disruption of its business; moreover, there is substantial uncertainty as to the ultimate outcome of any such legal proceedings.

The Group’s online tutoring programs and private primary and secondary schools are directly operated by the VIE and its subsidiaries. The Group has consolidated the net revenues of the VIE and its subsidiaries in its consolidated financial statements in accordance with US GAAP. For the years ended December 31, 2011, 2012 and 2013, RMB95,880, RMB108,751 and RMB102,931, or 22%, 22% and 19%, respectively, of the Group’s total net revenues were attributable to the VIE and its subsidiaries. As of December 31, 2012 and 2013, the VIE and its subsidiaries accounted for an aggregate of 21% and 17%, respectively, of the Group’s consolidated total assets, and 17% and 26%, respectively, of the Group’s consolidated total liabilities.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share-related data)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risks in relation to the VIE structure - continued

The financial information of the VIE and VIE’s subsidiaries, before intercompany balance elimination,  as of December 31, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013 were as follows:

	As of December 31,
	2012	2013
	RMB	RMB

Cash and cash equivalents	36,772	21,682
Accounts receivable	9,313	1,342
Prepaid expenses and other current assets	6,714	4,319
Total current assets	67,023	47,640
Property and equipment, net	152,756	145,726
Land use rights, net	26,049	25,441
Total assets	255,170	224,380
Total liabilities	206,098	175,525

	For the years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB

Net revenue	95,880	108,751	102,931
Net (loss) income	(6,131)	(2,247)	4,415

	For the years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB

Net cash provided by operating activities	16,487	20,339	(9,488)
Net cash used in investing activities	(19,656)	(947)	(5,602)
Net cash used in financing activities	(1,479)	—	—

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share-related data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).  The accompanying consolidated financial statements of the Group are stated in Renminbi (“RMB”).  The presentation of the amounts in United States dollar (“US$”) is included solely for the convenience of the reader and were converted at a rate of RMB 6.0537 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2013.  Such translation should not be construed to be the amounts that would have been reported under US GAAP.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIE and its VIE’s subsidiaries.  All inter-company transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and the accompanying notes.  Significant accounting estimates reflected in the Group’s financial statements include the useful lives and impairment of property and equipment, and intangible assets with definite lives; valuation allowance for deferred tax assets; impairment of goodwill and other intangible assets with indefinite lives; and share-based compensation expense.  Actual results could differ from these estimates.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share-related data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Short-term investments

The Group’s short-term investments mainly comprise debt securities which are classified as available-for-sale or held-to-maturity investments. The available-for-sale investments are reported at fair values with the unrealized gains or losses recorded in accumulated other comprehensive income in shareholders’ equity. Short-term investments are classified as held-to-maturity when the Group has the positive intent and ability to hold the securities to maturity. All of the Group’s held-to-maturity investments are classified as short-term investments on the consolidated balance sheets based on their contractual maturity dates which are less than one year and are stated at their amortized costs.

The Group reviews its available-for-sale short-term investments for other-than-temporary impairment (“OTTI”) based on the specific identification method. The Group considers available quantitative and qualitative evidence in evaluating the potential impairment of its short-term investments. If the carrying amount of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, expected future performance of the investees, the duration and the extent to which the fair value of the investment is less than the cost, and the Group’s intent and ability to hold the investment. OTTI is recognized as a loss in the income statement.

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

In addition, the short-term investments as of December 31, 2012  include an equity method investment in a limited partnership which retired in 2013. Accounting policy for equity method investment is presented below.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share-related data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Equity method investment

Investee companies over which the Group has the ability to exercise significant influence, but does not have a controlling interest are accounted for using the equity method.  Significant influence is generally considered to exist when the Group has an ownership interest in the voting stock of the investee at between 20% and 50%, and other factors, such as representation on the investee’s Board of Directors, voting rights and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate.

Investee companies in which the Group has equity interest over 50%, but the noncontrolling shareholders have substantive rights to participate in significant operating and financing decisions are accounted for using the equity method.

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

The Group determines its allowance by considering a number of factors, including the length of time the receivable is past due, the Group’s previous loss history, the counter party’s current ability to pay its obligation to the Group, and the condition of the general economy and the industry as a whole.  The Group writes off accounts receivable when it becomes apparent based upon age or customer circumstances that such amounts will not be collected.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

•                                          Level 3 - inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.  The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

Land use rights

Land use rights are recorded at cost less accumulated amortization.  Amortization is provided on a straight-line basis over the estimated useful lives, which is generally 50 years and represents the shorter of the estimated usage periods or the terms of the land use rights agreements.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share-related data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Impairment of long-lived assets and intangible assets with definite life

Long-lived assets, such as property and equipment and definite-lived intangible assets are stated at cost less accumulated depreciation or amortization. The Group evaluates the recoverability of long-lived assets, including intangible assets, with determinable useful lives whenever events or changes in circumstances indicate that a long-lived asset’s carrying amount may not be recoverable. The Group measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

Goodwill

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill.

Goodwill is not amortized but evaluated for impairment annually or more frequently if event and circumstances indicate that they might be impaired. The Group first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, goodwill is then tested following a two-step process.  The first step compares the fair values of each reporting unit to its carrying amount, including goodwill.  If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required.  If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill.  The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit.  The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill.  An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

Treasury stock

Treasury stock represents shares of the Company’s stock that have been issued, repurchased by the Company, and that have not been retired or canceled. These shares have no voting rights and are not entitled to receive dividends and excluded from the weighted average outstanding shares in calculation of net income per share. Treasury stock is recorded at cost.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share-related data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition

The Group’s revenue is principally derived from the following:

(a)                                 Online degree programs, which mainly provide: (i) online education technical and consulting services; and (ii) recruiting services and enrollment marketing services.

(i)                                    Online education technical and consulting services

The Group’s primary business is to provide online education technical and consulting services to the online degree programs of leading Chinese universities.  These services mainly include academic program development, technology services, and student support services.  All these services are provided over the service period, therefore the related revenue is recognized ratably over the Six-month School Semester (the “Semester”) during which the Group provides the services.  The Semesters generally begin in April and October of each calendar year.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

Payments received from students or distributors are initially recognized as deferred revenue. Revenue is recognized on a straight-line basis over the service period, starting from the activation of the prepaid cards by the students and ending with the prepaid cards’ expiration date.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share-related data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Business tax

The Group’s PRC subsidiaries, VIE and VIE’ subsidiaries are subject to business taxes at the rate of 5.6%, which is applied to service revenue generated from online education programs and international and elite curriculum programs.

Value added tax (“VAT”) and VAT rebate

The Group is subject to PRC value added tax (“VAT”) generally at a rate of 17% on certain revenue from the online education technical services and online tutoring services which reduces revenues, and are entitled to an offset for VAT paid or borne on the goods purchased by the Group. The Group is entitled to a rebate of VAT paid at a rate of 14%.  The rebates are recorded as a component of revenue when the relevant compliance requirements are met and when there are no further obligations, and the rebates are not subject to future refunds or reimbursements.  The rebates granted to the Group during the years ended December 31, 2011, 2012 and 2013 were RMB8,260, RMB12,237 and RMB16,223, respectively.

In July 2012, the Ministry of Finance and the State Administration of Taxation jointly issued a circular regarding the pilot collection of VAT in lieu of business tax in certain areas and industries in the PRC. Such VAT pilot program has been phased in Beijing, Jiangsu, Anhui, Fujian, Guangdong, Tianjin, Zhejiang, and Hubei between September and December 2012. Starting from September 1, 2012, the Group’s six subsidiaries became subject to VAT at the rates of 6%, and seven subsidiaries became subject to VAT at the rates of 3%. Starting from July 2013, the Group’s two subsidiaries became subject to VAT at the rates of 6%, and one subsidiary became subject to VAT at the rates of 3% on certain service revenues which were previously subject to business tax.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share-related data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Research and development

Research and development expenses mainly include depreciation, payroll, employee benefits, and other headcount-related costs associated with the development of online education technology platform and courseware.  The Group expenses all research and development costs as incurred.

Advertising costs

Advertising costs are expensed as incurred.  The Group incurred advertising costs totaling RMB13,794, RMB3,801 and RMB 4,919 for the years ended December 31, 2011, 2012 and 2013 respectively, which are recorded as a component of selling and marketing expenses in the accompanying consolidated statements of operations.

Royalty fees

Royalty fees payable to the Fourth Middle School of Anqing for the use of the school’s education resources in the provision of the Group’s private primary and secondary schools services are payable each year from 2005 to 2024.  The aggregated royalty fees are recognized as royalty expense on a straight-line basis over the royalty period.  The difference between royalty fees paid and the amount reported as expenses was included as a component of accrued expenses and other current liabilities in the accompanying consolidated balance sheets.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

Comprehensive income

Comprehensive income includes net income, foreign currency translation adjustments and change in fair value of available-for-sale investments. The Group presents the components of net income, the components of other comprehensive income and total comprehensive income in two separate but consicutive statements.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share-related data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Net income per share

Basic net income per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted.  Ordinary share equivalents are excluded from the computation of the diluted net income per share in periods when their effect would be anti-dilutive.  The effect of the warrants, stock options, and Restricted Share Units (“RSUs”) are computed using the treasury stock method.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

The Group conducts credit evaluations of its customers and generally does not require collateral or other security from them. To date, the Group has not experienced significant losses from uncollectible accounts.  An allowance for doubtful accounts amounting to nil, RMB340 and RMB261 was recorded in 2011, 2012 and 2013, respectively and these amounts were written off in the same year.  Management will continue to evaluate the Group’s collection experience and provide for an allowance for doubtful accounts as appropriate.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share-related data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Significant risks and uncertainties - continued

Concentration of credit risk - continued

A summary of the customers who accounted for 10% or more of the Group’s consolidated net revenues was as follows:

	For the years ended December 31,
Customers	2011	2012	2013
	%	%	%

A	13	14	16
B	11	11	11
C	13	*	*
D	11	10	*

A summary of the customers who accounted for 10% or more of the Group’s consolidated accounts receivable and amounts due from related parties was as follows:

	As of December 31,
Customers	2012	2013
	%	%

A	36	39
B	11	*
C	24	12
D	25	28

*                                         Represented less than 10% of consolidated net revenue or accounts receivable and amounts due from related parties’ balances.

Foreign currency risk

The RMB is not a freely convertible currency.  The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies.  The value of the RMB is subject to changes in central government policies and international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.  The cash and cash equivalents and term deposits of the Group included aggregate amounts of RMB476,425 and RMB563,167, which were denominated in RMB, at December 31, 2012 and 2013, respectively, representing 99.7% and 99.0% of the cash and cash equivalents and term deposits at December 31, 2012 and 2013, respectively.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share-related data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements

In March 2013, the Financial Accounting Standards Board (“FASB”) has issued an authoritative pronouncement related to parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided.

For an equity method investment that is a foreign entity, the partial sale guidance still applies. As such, a pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of such an equity method investment. However, this treatment does not apply to an equity method investment that is not a foreign entity. In those instances, the cumulative translation adjustment is released into net income only if the partial sale represents a complete or substantially complete liquidation of the foreign entity that contains the equity method investment.

Additionally, the amendments in this pronouncement clarify that the sale of an investment in a foreign entity includes both: (1) events that result in the loss of a controlling financial interest in a foreign entity (i.e., irrespective of any retained investment); and (2) events that result in an acquirer obtaining control of an acquiree in which it held an equity interest immediately before the acquisition date (sometimes also referred to as a step acquisition). Accordingly, the cumulative translation adjustment should be released into net income upon the occurrence of those events.

The amendments in this pronouncement are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity’s fiscal year of adoption. The Group will adopt this pronouncement on January 1, 2014 and does not expect the adoption of this pronouncement will have a significant impact on its financial condition or results of operations.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share-related data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements-continued

In July 2013, the FASB issued a pronouncement which provides guidance on financial statement presentation of an unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The FASB’s objective in issuing this Accounting Standard Updates (“ASU”) is to eliminate diversity in practice resulting from a lack of guidance on this topic in current US GAAP.

The amendments in this ASU state that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets.

This ASU applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The Group will adopt this pronouncement on January 1, 2014 and does not expect the adoption of this pronouncement will have a significant impact on its consolidated financial statements.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share-related data)

3.                                      ACCOUNTS RECEIVABLE

Accounts receivable, net consisted of the following:

	As of December 31,
	2012	2013
	RMB	RMB

Accounts receivable	34,917	26,561
Less: allowance for doubtful accounts	—	—

Accounts receivable, net	34,917	26,561

Movement of allowance for doubtful accounts was as follow:

	As of December 31
	2011	2012	2013
	RMB	RMB	RMB

Balance as of January 1	—	—	—
Charged to expenses	—	340	261
Written off	—	(340)	(261)

Balance as of December 31	—	—	—

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share-related data)

4.                                      PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of:

	As of December 31,
	2012	2013
	RMB	RMB

Staff advances and others	4,878	7,826
Advance to an online school	341	—
Prepaid rental expense	2,872	3,997
Prepaid advertisement expense	601	364
Prepaid courseware use right	766	241
Prepaid professional fees	2,113	510
Advances to suppliers	4,801	3,372
Interest receivables from term deposits	953	1,996
VAT rebate receivable	6,130	4,278
	23,455	22,584

Advance to an online school represented amount loaned to an online education alliance program to fund its operations, which is non-interest bearing and is payable on demand.  VAT rebate receivable represented the accrued VAT rebate from online degree programs and online tutoring which is expected to be received in the following year of accrual.

5.                                      SHORT-TERM INVESTMENTS

As of December 31, 2012 and 2013, the Group held the following short term investments:

	As of December 31,
	2012	2013
	RMB	RMB

Available-for-sale investments	15,575	7,127
Equity method investment	8,000	—

	23,575	7,127

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share-related data)

5.                                      SHORT-TERM INVESTMENTS - continued

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

In June 2012, the Group invested RMB8,000 in a limited partnership managed by Hainan Airline Group, and the investment was retired in June 2013. The Group has applied the equity method to account for the investment as the Group, which holds a 12.75% limited partnership interest in this investment, is able to exercise significant influence over the operating and financial policies of the limited partnership. The Group has recognized and received a share of earnings on the investment in the amount of RMB480 for the year ended December 31, 2012 and 2013, repectively.

The following table provides additional information on the unrealized gains and losses of the available-for-sale investments as of December 31, 2012 and 2013, respectively.

	As of December 31,
	2012				2013
			Accumulated	Net			Accumulated	Net
		Exchange	unrealized	carrying		Exchange	unrealized	carrying
	Cost	difference	(loss) gains	amount	Cost	difference	(loss) gains	amount
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Available-for-sale
Corporate Bonds	15,939	(1,483)	1,119	15,575	8,627	(1.674)	174	7,127

Total	15,939	(1,483)	1,119	15,575	8,627	(1, 674)	174	7,127

During the years ended December 31, 2012 and 2013, the Group sold RMB7,717 and RMB7,312 of corporate bonds, and the related gain of RMB226 and RMB497 was transferred to investment income in the statement of operations.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share-related data)

6.                                      LONG-TERM  INVESTMENT

In March 2012, the Group and Shanghai Normal University set up an entity, Shanghai Shihong Technology Co., Ltd (“Shanghai Shihong”), in which the Group contributed cash of RMB1,020, representing 51% of equity interest in the entity. Shanghai Normal University contributed cash of RMB980, representing 49% of equity interest in the entity. The Group controls three out of five seats in the board of directors of Shanghai Shihong. The remaining two seats are controlled by the other shareholder. According to the article of association of Shanghai Shihong, two-thirds of the directors’ approval is required for the approval of operating budget and appointment and dismissal of the general manager. Therefore the Group does not have control but has significant influence over the operating and financial policies in Shanghai Shihong. The Group applied the equity method to account for the investment and recognized a share of (loss) gain on equity method investment in the amount of RMB(219) and RMB 212 for the year ended December 31, 2012 and 2013, respectively.

7.                                      LAND USE RIGHTS, NET

Land use rights, net consisted of the following:

	As of December 31,
	2012	2013
	RMB	RMB

Land use rights	30,287	30,287
Less: accumulated amortization	(4,238)	(4,846)

Land use rights, net	26,049	25,441

Amortization expenses for land use rights totaled RMB608, RMB608 and RMB608 for the years ended December 31, 2011, 2012 and 2013, respectively.  Future amortization expenses for the next five years through December 31, 2018 are RMB608 per year.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share-related data)

8.                                      PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of December 31,
	2012	2013
	RMB	RMB

Buildings	241,560	245,443
Furniture, fixtures and equipment	73,991	78,580
Motor vehicles	12,251	12,855
Leasehold improvements	19,382	21,558
	347,184	358,436
Less: accumulated depreciation and amortization	(113,448)	(135,064)
	233,736	223,372
Construction in progress	4,827	9,186
	238,563	232,558

Depreciation and amortization expenses for the years ended December 31, 2011, 2012 and 2013 were RMB23,900, RMB25,377 and RMB25,599, respectively.

9.                                      ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net including those acquired as part of business combinations consisted of the following:

	For the years ended December 31,
	2012				2013
	Gross			Net	Gross			Net
	carrying	Accumulated	Accumulated	carrying	carrying	Accumulated	Accumulated	carrying
	amount	amortization	impairment	amount	amount	amortization	impairment	amount
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Acquired intangible assets with definite lives
Service agreements with universities and high schools	89,235	(19,103)	(34,958)	35,174	89,235	(20,318)	(34,958)	33,959
Operating platforms used to provide online education services	759	(759)	—	—	759	(759)	—	—
Customer base	11,708	(11,708)	—	—	11,708	(11,708)	—	—
Online coursewares	3,623	(3,623)	—	—	3,623	(3,623)	—	—
Partnership with agencies	356	(353)	—	3	356	(356)	—	—
Exclusive partnership with universities	21,356	(10,453)	—	10,903	21,356	(11,732)	—	9,624
Operational right of private school	4,464	(2,021)	—	2,443	4,464	(2,275)	—	2,189
Partnership with local institutes	2,380	(720)	—	1,660	2,380	(1,052)	—	1,328
Reacquired right to use trademark	300	(300)	—	—	300	(300)	—	—

Total intangible assets with definite lives	134,181	(49,040)	(34,958)	50,183	134,181	(52,123)	(34,958)	47,100
Acquired intangible assets with indefinite lives
Trade name	4,316	—	—	4,316	4,316	—	—	4,316
Total	138,497	(49,040)	(34,958)	54,499	138,497	(52,123)	(34,958)	51,416

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share-related data)

9.                                      ACQUIRED INTANGIBLE ASSETS, NET - continued

In September 2012, the Group disposed one of its exclusive partnerships with universities, which carried at RMB315 before the disposal, for cash of RMB315, and therefore, no gain or loss resulted from the disposal.

In the third quarter of 2012, due to the projected revenue decrease for the Group’s international and elite curriculum segment, the Group performed an impairment test for the related intangible assets with the assistance of a third-party valuation firm. As a result of the impairment test, an impairment loss of RMB5,901 with respect to the service agreements with universities and high schools was recorded for the year ended December 31, 2012. The Group determined the fair values of intangible assets based on a discounted cash flow model (e.g., excess earning method) using key assumptions including revenue growth rates and discount rates.

No impairment loss for the intangible assets was recognized for the years ended December 31, 2011 and 2013.

Amortization expenses were RMB4,171, RMB3,903 and RMB3,083 for the years ended December 31, 2011, 2012 and 2013, respectively.  Amortization expenses for the next five years are as follows:

Years ending December 31,	RMB

2014	2,929
2015	2,892
2016	2,720
2017	2,512
2018	2,512

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share-related data)

10.                               GOODWILL

The changes in the carrying amount of goodwill by operating segments for the years ended December 31, 2012 and 2013 were as follows. There were no changes in the carrying amount of goodwill by operating segments for the year ended December 31, 2013

	2012 and 2013
	Online	Private primary	Online	International and
	degree	and secondary	tutoring	elite curriculum
	programs	schools	programs	programs	Total
	RMB	RMB	RMB	RMB	RMB

Gross amount:
Beginning balance	17,960	1,924	20,798	59,801	100,483
Changes during the year	—	—	—	—	—
Ending balance	17,960	1,924	20,798	59,801	100,483

Accumulated impairment
Beginning balance	—	(1,924)	—	(55,304)	(57,228)
Changes during the year	—	—	—	—	—
Ending balance	—	(1,924)	—	(55,304)	(57,228)
Goodwill, net	17,960	—	20,798	4,497	43,255

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

No impairment charges were recorded for the years ended December 31, 2011, 2012 and 2013.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share-related data)

11.                               BANK BORROWINGS

Revolving loan

In January 2013, the Company obtained a monthly revolving loan of RMB6,211 (equivalent of US$998) with an annual interest rate of 1.21% from Credit Agricole (Suisse) SA, Hong Kong branch. The loan was pledged by the corporate bonds of RMB10,008 (equivalent of US$1,608) which are included in short-term investments and are held by the Company with the same bank. The Company has repaid RMB 2,037(equivalent of US$333) between July and October in 2013. The revolving loan is renewable subject to the Company’s negotiation with the bank.

Credit facility agreement

1.              In January 2013, the Company entered into a credit facility agreement (“Loan Agreement”) , mainly for share repurchases, with The Bank of East Asia, Limited (“BEA”), which includes Facility 1 of up to a maximum principal amount of RMB 160,000 and Facility 2 of up to a maximum principal amount of USD10,000. The Company has withdrawn RMB159,750 (equivalent of US$ 26,389) of Facility 1 and the remaining RMB250 of credit was cancelled and has fully withdrawn the amount of Facility 2 of USD10,000 on February 1, 2013.

The interest rate for the loan from Facility 1 is 4.5%, being defined at 0.5% plus BEA CNY Prime Rate as quoted by BEA from time to time; the interest rate for the loan from Facility 2 was 4.4455%, being defined at 4.2% plus 3-month London Interbank Offered Rate (“LIBOR”) (0.2455% as of the date of loan withdrawn). Facility 1 is a three-year loan and Facility 2 is a one-year loan.

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

The Loan Agreement was fully repaid on September 30, 2013.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share-related data)

11.                               BANK BORROWINGS - continued

2.              In September 2013, the Company entered into a facility agreement with China Merchants Bank Co., Ltd., Hong Kong Branch (“CMB”), which includes a maximum principal amount of USD36,000. The Company has fully withdrawn the amount in September 2013. The interest rate for this credit facility agreement is at 2.79% plus 3-month LIBOR and it is a three-year loan.

The loan was secured by share pledge of Hongcheng Technology, share pledge of  Hongcheng Liye and a standby letter of credit issued by CMB Shenzhen branch. The standby letter of credit was secured by a one-year cash pledge of RMB30,000 which was included in term deposits and the collateralization of the office building which was included in property and equipment at RMB38,575 as of December 31, 2013.

The facility agreement replaced the Company’s prior Loan Agreement with BEA.

Changes in the balances of bank borrowings for the year ended December 31, 2013 is as follows.

	As of December 31,
	2012	2013
	RMB	RMB

Beginning balance as of January 1	—	—
Principal of bank borrowings during the year	—	448,671
Payment of financing cost	—	(8,557)
Accrued interest expenses and amortization of debt discount	—	12,849
Repayment of principle during the year	—	(223,040)
Payment of interest during the year	—	(8,360)
Exchange differences	—	(3,624)
Ending balances as of December 31	—	217,939

Including:
Current	—	4,056
Non-current	—	213,883
Ending balances as of December 31	—	217,939

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share-related data)

12.                               ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2012	2013
	RMB	RMB

Advances from students (1)	13,804	11,850
Accrued expenses	13,730	22,815
Accrued professional fees	1,168	456
Accrued employee payroll and welfare benefits	67,979	74,246
Tuition fees payable to universities	10,324	17,877
Other payables	6,553	10,253
	113,558	137,497

(1)         Advances from students represented amounts received for books and materials, which the Group collected from students on behalf of third party vendors.

13.                               OTHER TAXES PAYABLE

Other taxes payable consisted of the following:

	As of December 31,
	2012	2013
	RMB	RMB

VAT payable	10,618	16,526
Business taxes payable	15,691	18,544
Individual income taxes withheld (1)	944	1,143
Real estate taxes payable	41	41
	27,294	36,254

(1)         The Group is required to withhold PRC individual income taxes on employees’ payroll for remittance to the tax authorities.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share-related data)

14.                               SHARE OPTION PLAN

The Company’s original employee share option plan (the “Original Plan”) was effective on August 10, 2000 and allowed the Company to offer a variety of incentive awards to employees and non-employee directors of the Group and any consultant who performs services for the Group. Pursuant to the Original Plan, an incentive option could only be granted to employees and a non-qualified option could be granted to employees, non-employee directors and consultants. The number of option shares granted under the Original Plan was not permitted to exceed 15% of the aggregate number of the issued and outstanding shares of the Company, calculated on a fully-diluted basis. Under the terms of the Original Plan, the exercise price for an incentive option shall not be less than 100% of the fair market value of the ordinary share on the date of grant. Option vesting schedule shall be more than three years and no acceleration for option vesting schedule shall be permitted, unless approved by Board of Directors. On December 13, 2004, an Amended and Restated Share Option Plan (the “Amended Plan”) became effective, and replaced the Original Plan. Under the Amended Plan, options to purchase ordinary shares increased to 12,846,621.

In March 2007, the Company adopted the Second Amended and Restated Share Option Plan (the “Second Amended Plan”), which replaced the Amended Plan and provided for the grant of non-vested shares as well as options. Under the Second Amended Plan, the Company was permitted to grant options to purchase up to 12,846,621 ordinary shares to the Group’s employees, directors and consultants. The minimum option vesting period for any option grants under the Second Amended Plan was three years and acceleration of option vesting was not permitted, unless approved by the Board of Directors.

The terms of the Second Amended Plan did not permit incentive share options to be granted to greater than 10% shareholders unless the exercise price equaled at least 110% of the fair market value.

The Company adopted the Equity Incentive Plan (the “Equity Incentive Plan”) in November 2007. The Equity Incentive Plan replaced the Second Amended Plan adopted in March 2007. The Equity Incentive Plan allows the Company to offer a variety of incentive awards to employees and non-employee directors of the Group and any consultant who performs services for the Group. Pursuant to the Equity Incentive Plan, an incentive share option (“ISO”) may only be granted to employees and a non-qualified option may be granted to employees, non-employee directors and consultants. No more than 12,846,621 shares may be issued under the Equity Incentive Plan provided, however, that there shall be an annual increase on January 1 of each year in an amount equal to two percent (2%) of the total number of the Company’s outstanding shares at December 31 of the preceding calendar year. Under the terms of the Equity Incentive Plan, the exercise price for an ISO shall not be less than 100% of the fair market value per share on the grant date. However, in the case of an ISO awarded to a grantee who at the time of grant owned shares representing more than 10% of the combined voting power of all classes of the Company’s share capital (including any equity of any of the Company’s Chinese subsidiaries), the exercise price of option may not be less than 110% of the fair market value of the ordinary shares on the date of grant of such ISO and the option period may not be greater than five years from the date of grant. The minimum option vesting period for any option grant is three years and acceleration of vesting is not permitted, unless approved by the Board of Directors.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share-related data)

14.                               SHARE OPTION PLAN - continued

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

On August 18, 2010, the Compensation Committee adopted the Second Amended Equity Incentive Plan (as amended, the “Second Amended Equity Incentive Plan”). No more than 16,071,593 Shares may be issued under the Second Amended Equity Incentive Plan, provided however that there shall be an annual increase to be added on January 1st each year in an amount equal to two point five percent (2.5%) of the total number of the Company’s outstanding shares at December 31 of the preceding calendar year.

All options granted will vest over periods ranging from immediately to four years and any unexercised options will expire ten years from the date of grant. As of December 31, 2013, respectively, options to purchase 6,699,624 ordinary shares were outstanding, and options to purchase 2,110,061 ordinary shares remained available for future grants.

In June 2008, the Company transferred 8,344,305 ordinary shares to its depositary bank representing 2,781,435 ADSs, to be issued to employees and non-employees upon the exercise of their vested share options. 116,787, 837,204 and 793,029 ordinary shares out of these 8,344,305 ordinary shares had been issued to employees and non-employees upon the exercise of their share options for the year ended December 31, 2011, 2012 and 2013 respectively. 5,210,658 ordinary shares remain for future issuance, therefore neither are included in the outstanding number of shares as of December 31, 2013 nor included in the computation of basic and diluted EPS.

On February 14, 2012, the Compensation Committee authorized the Company to reprice 1,031,000 “underwater” options at USD5.85 per ADSs on the approval date.  The Compensation Committee authorized this in order to enhance the Group’s ability to retain and motivate its employees, directors and consultants. The number of employees affected was 30. This was accounted for as a modification. The total incremental compensation cost resulting from the modifications is RMB604, which is recognized over the remaining vesting period.

For the share options granted to employees, the Group recorded compensation expense based on the fair value of each option on the date of grant estimated using the Black-Scholes option pricing model. The Group recorded a total compensation expense of RMB3,446, RMB3,804and RMB 611 for the years ended December 31, 2011, 2012 and 2013, respectively.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share-related data)

14.                               SHARE OPTION PLAN - continued

The following assumptions were used in option pricing model to determine the fair value of options on the date of grant/modification. There were no options granted in 2012 and 2013.

2011

Weighted average volatility rate	47.6%
Weighted average risk-free interest rate	1.18%
Weighted average expected option life (years)	6.0
Weighted average dividend yield	—
Weighted average fair value of underlying ordinary share	$0.84

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share-related data)

14.                               SHARE OPTION PLAN - continued

A summary of the share option activity was as follows.  The fair value of the ordinary shares, and exercise prices set forth in the tables below are denominated in US$.

	Outstanding options
		Weighted	Weighted average
		average	grant-date
	Number of	exercise	fair value of
	options	price per share	ordinary shares
		US$	US$

Outstanding at January 1, 2013	9,128,105	1.48	1.60
Exercised	(1,873,029)	1.10	1.21
Forfeited	(555,400)	2.06	2.17
Expired	(52)	1.31	1.42
Outstanding at December 31, 2013	6,699,624	1.54	1.66
Vested and expected to vest as of December 31, 2013	6,699,624	1.54	1.66
Exercisable as of December 31, 2013	6,589,624	1.49	1.65

The following table summarizes information with respect to share options outstanding at December 31, 2013:

	Options outstanding				Options exercisable
		Weighted		Weighted		Weighted		Weighted
		average	Weighted	average		average	Weighted	average
	Number	remaining	average	intrinsic	Number	remaining	average	intrinsic
	outstanding	contractual life	exercise price	value	exercisable	contractual life	exercise price	value
			US$	US$			US$	US$

Average exercise price:
US$
0.86	961,600	0.93	0.86	1.41	961,600	0.93	0.86	1.41
1.09-1.85	5,155,887	2.57	1.56	0.73	5,045,887	2.46	1.56	0.71
1.86-2.85	582,137	5.87	1.95	0.32	582,137	5.87	1.95	0.32
	6,699,624	2.63	1.54	0.77	6,589,624	2.54	1.49	0.78

Total intrinsic value of options exercised for the years ended December 31, 2011, 2012 and 2013 was RMB840, RMB5,103 and RMB13,141, respectively.

As of December 31, 2013, there was RMB466 unrecognized share-based compensation cost related to share options.  Such cost is expected to be recognized over a weighted-average vesting period of 0.83 years.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share-related data)

14.                               SHARE OPTION PLAN - continued

Stock Incentive Plan-Restricted Share Units

In September 2010, the Compensation Committee of the Board of Directors of the Company approved a Restricted Share Units (“RSUs”) awards program pursuant to the Equity Incentive Plan. Each RSU represents the contingent right of the participant to receive an ordinary share with zero exercise price. The fair value of each RSU is measured on the grant date based on the market closing price of the Company’s ordinary share on the grant date.  Each of the fair values of the restricted share units set forth in the tables below are denominated in US$.

In May 2012, the Company granted 124,000 RSUs to its employees, which will fully vest at the end of the third year after the issuance.

In November 2012, the Company granted 1,599,000 RSUs to its employees, of which 75% will vest at the end of the third year after the issuance and the remaining 25% of the RSUs will vest at the end of the fourth year after the issuance.

	Outstanding restricted share units
	Number of	Weighted average
	restricted	grant date
	share units	fair value
		US$
Outstanding at January 1, 2013	3,313,000	2.08
Forfeited	(222,000)	2.16
Outstanding at December 31, 2013	3,091,000	2.07
Vested and expected to vest at December 31, 2013	2,376,240	2.02

For RSUs with performance targets, the Group recognizes compensation cost on the RSUs based on the estimated probability of achieving the performance target of each year and on a straight-line basis over the requisite service period. For RSUs without performance targets, the Group recognizes compensation costs on the RSUs based on a straight line basis over the requisite service period.  The Group recorded total compensation cost of RMB3,037, RMB4,454 and RMB 9,276 related to the RSUs for the years ended December 31, 2011, 2012 and 2013, respectively. As of December 31, 2013, the estimated stock-based compensation costs to be recognized are RMB11,219 over the weighted average of 1.98 years.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share-related data)

15.                               INCOME TAXES

Cayman Islands

The Company is a tax-exempt entity incorporated in the Cayman Islands.

British Virgin Islands

BJ-BCIT and BJ-WITT are tax-exempt entities incorporated in the British Virgin Islands.

PRC

The Group’s PRC subsidiaries and VIE and VIE’s subsidiaries are generally subject to an enterprise income tax at 25% tax rate pursuant to the Enterprise Income Tax Law (the “EIT” Law).

Under the EIT Law, the Group’s PRC entities qualifed as “high and new technology enterprise” (“the HNTE”) are entitled to a tax rate of 15%. CMR Web, Hongcheng Liye, Hongcheng Education, Zhongnongda Network, Beiyuda, Gotop Hongcheng, and Dongcai renewed the HNTE status for additional three years in 2011. Chongda and Hongyuanboxue obtained the HNTE status in 2010 and 2013 respectively.  Hongcheng Technology renewed the HNTE status for additional three years in 2012. Due to a change of organizational structure in 2013, Hongcheng Liye and Hongcheng Education did not meet the criteria for HNTE status anymore. As such, they are not entitled to the reduced tax rate of 15% and the normal tax rate of 25% applies in 2013 and the foreseeable future.  The Group believes it is highly likely that the other qualifying entities will continue to obtain the renewal in the future.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share-related data)

15.                               INCOME TAXES - continued

PRC — continued

As a HNTE located in Beijing, Gotop Hongcheng was entitled to the reduced tax rate of 7.5% for the year 2011.

Beiyuda obtained the preferential tax rate approval from local tax Bureau and was entitled to a reduced tax rate of 7.5% for 2011 and 2012.

Zhejiang Hongcheng has been qualified as “software enterprise” status from 2013 and therefore was entitled to the tax exemption in 2013, and a preferential tax rate of 12.5% for the years 2014, 2015 and 2016.

The tax rates, which were used to calculate the tax provision based on the Group’s interpretation of the EIT Law, are presented in the following table.

PRC entities	2011	2012	2013	2014	2015

CMR Web	15.0%	15.0%	15.0%	15.0%	15.0%
Hongcheng Liye	15.0%	15.0%	25.0%	25.0%	25.0%
Hongcheng Education	15.0%	15.0%	25.0%	25.0%	25.0%
ZhongNongda Network	15.0%	15.0%	15.0%	15.0%	15.0%
Beiyuda	7.5%	7.5%	15.0%	15.0%	15.0%
Gotop Hongcheng	7.5%	15.0%	15.0%	15.0%	15.0%
Hongcheng Technology	15.0%	15.0%	15.0%	15.0%	15.0%
Dongcai	15.0%	15.0%	15.0%	15.0%	15.0%
Chongda	15.0%	15.0%	15.0%	15.0%	15.0%
Zhejiang Hongcheng	25.0%	25.0%	0%	12.5%	12.5%

The current and deferred components of the income tax expense appearing in the consolidated statements of operation were as follows:

	For the years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Current tax	23,078	19,939	37,282
Deferred tax (benefit) provision	(6,034)	6,488	(9,493)
	17,044	26,427	27,789

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share-related data)

15.                               INCOME TAXES - continued

PRC - continued

The principal components of the Group’s deferred income tax assets and liabilities were as follows:

	As of December 31,
	2012	2013
	RMB	RMB

Current deferred tax assets
Deferred revenues	11,685	13,118

Total current deferred tax assets	11,685	13,118
Less: valuation allowance on deferred tax assets	(2,114)	(349)

Total net current deferred tax assets	9,571	12,769

Non-current deferred tax assets
Property and equipment	339	482
Deferred revenues	1,137	1,206
Net operating loss carry forwards	11,753	7,489

Total non-current deferred tax assets	13,229	9,117
Less: valuation allowance on deferred tax assets	(11,144)	(5,591)

Total net non-current deferred tax assets	2,085	3,586

Non-current deferred tax liabilities
Property and equipment	64	805
Acquired intangible assets	7,117	7,874
Amount due from related party-non current	6,292	—

Total deferred tax liabilities	13,473	8,679

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share-related data)

15.                               INCOME TAXES - continued

PRC - continued

The Group operates through multiple PRC entities and the valuation allowances are considered separately for each PRC entity, as losses and deferred taxes from one PRC entity cannot be utilized by another entity.

The Group has net operating loss carryforwards of RMB54,037 from its PRC entities as of December 31, 2013 that will expire on various dates between December 31, 2014 and December 31, 2018.

As of December 31, 2013, a valuation allowance of RMB5,940 was provided against deferred tax assets including those related to deferred revenue and net operating loss carryforwards of certain of the Group’s PRC entities due to the Group’s determination that it is more likely than not that the deferred tax assets related to such entities will not be realized. Adjustments will be made to the valuation allowance if events occur in the future that indicate changes in the amount of deferred tax assets that may be realized.

Reconciliation between total income tax expense and the amount computed by applying the statutory income tax rate to income before income taxes was as follows:

	For the years ended December 31,
	2011	2012	2013
	%	%	%

Statutory rate	25	25	25
Tax holiday and preferential tax rates	(18)	(14)	(12)
Effect on tax rates in different tax jurisdiction	5	3	5
Expenses non-deductible for tax purposes	—	7	8
Changes in valuation allowance	8	—	(6)
Increase (decrease) in unrecognized tax benefit	3	3	2

Effective tax rates	23	24	22

If the tax holiday and preferential tax rates granted to the Group had not been available, provisions for income tax expense would have increased by RMB10,418, RMB15,829 and RMB15,362 for the years ended December 31, 2011, 2012 and 2013, respectively. The basic net income per share attributable to ChinaEdu Corporation would have been decreased by RMB0.21, RMB0.33 and RMB0.54 for the years ended December 31, 2011, 2012 and 2013, respectively. And the diluted net income per share attributable to ChinaEdu Corporation would have been decreased by RMB0.20, RMB0.31 and RMB0.48 for the years ended December 31, 2011, 2012 and 2013, respectively.

The Group’s unrecognized tax benefit mainly relates to interest income accrued for intercompany balances and rental income from certain entities within the Group.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share-related data)

15.                               INCOME TAXES - continued

PRC - continued

A reconciliation of the beginning and ending amount of unrecognized tax benefit was as follows:

RMB

Balance at January 1, 2012	6,089
Additions based on tax positions related to the current year	2,221
Other - interest and penalty	485

Balance at December 31, 2012	8,795
Additions based on tax positions related to the current year	1,372
Other - interest and penalty	706

Balance at December 31, 2013	10,873

The Group recognizes interest and penalty accrued related to unrecognized tax benefits in income tax expenses.

The Group does not anticipate any significant change on its uncertain tax position within 12 months of December 31, 2013.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

As of December 31, 2013, the Company’s subsidiaries located in the PRC recorded aggregate accumulated earning of approximately RMB173,749. Since the Group has decided to reinvest those profits for future development, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Group.  Accordingly, no deferred tax liability has been accrued for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Group as of December 31, 2013.

Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of carrying amount over tax basis.  The Group has not recorded any such deferred tax liability attributable to the financial interest in its VIE because the VIE was in an accumulated loss position as of December 31, 2013.

In accordance with relevant PRC tax administration laws, tax years from 2008 to 2013 of the Group’s PRC subsidiaries, the VIE and VIE’s subsidiaries remain subject to tax audits as of December 31, 2013, at the tax authorities’ discretion.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share-related data)

16.                               NONCONTROLLING INTEREST

The Group computed net income attributable to noncontrolling interests (“NCI”) for each less-than-wholly-owned subsidiary as the net income or loss of that subsidiary multiplied by the ownership percentage held by NCI. The total net income generated by the Group’s less-than-wholly-owned subsidiaries was RMB97,376, RMB108,998, and RMB119,430 for the years ended December 31, 2011, 2012 and 2013, respectively. The net income attributed to NCI was RMB39,752, RMB45,338, and RMB49,500, representing 40.8%, 41.6%, and 41.4% of net income generated by the Group’s less-than-wholly-owned subsidiaries and 70.3%, 54.4%, 49.5% of the Group’s consolidated net income for the years ended December 31, 2011, 2012 and 2013, respectively.

	For the years ended December 31
	2011	2012	2013
	RMB	RMB	RMB

Balance at January	133,485	167,253	196,911
Net income (i)	39,752	45,338	49,500
Capital injection by noncontrolling shareholders(ii)	2,960	—	—
Foreign currency translation adjustments	6,268	2,498	5,037
Dividend to noncontrolling shareholders	(15,212)	(17,321)	(25,009)
Disposal of the subsidiaries (iii)	—	(857)	—

Balance at December 31	167,253	196,911	226,439

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

(iii)                               Represented the disposal of noncontrolling interests in Guangzhou Hongcheng and Guangxi Hongcheng in 2012.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share-related data)

17.                               NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share for the years indicated:

	For the years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB

Net income attributable to ChinaEdu Corporation (numerator)	16,821	37,971	50,498

Shares (denominator):
Weighted average ordinary shares outstanding used in computing basic net income per share	47,453,930	47,523,375	28,250,473
Incremental weighted average ordinary shares from assumed conversions of share option and RSUs using treasury stock method	3,215,299	2,963,858	3,627,443

Weighted average ordinary shares outstanding used in computing diluted net income per share	50,669,229	50,487,233	31,877,916

Net income per share attributable to ChinaEdu Corporation-basic	0.35	0.80	1.79
Net income per share attributable to ChinaEdu Corporation-diluted	0.33	0.75	1.58

Ordinary share equivalents of options and RSUs are calculated using the treasury stock method.  Under the treasury stock method, the proceeds from the assumed conversion of options and warrants are used to repurchase outstanding ordinary shares using the average fair value for the period.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share-related data)

18.                               SHARE REPURCHASES

In April 2010, the Company approved a share repurchase plan to repurchase up to US$3 million of the outstanding ADSs from time to time through May 1, 2012.  Pursuant to this plan, the Company repurchased 852,144 ordinary shares in open market transactions conducted between June and November 2010 for a cash consideration of RMB13,262 (US$1,996), and all the repurchased shares were cancelled.  The repurchases were made at an average price of US$2.34 per ordinary share (US$7.03 per ADS).  In 2011, the Company repurchased an aggregate of 590,205 ordinary shares in open market transactions conducted between May and December 2011 for a cash consideration of RMB8,243(US$1,274), and all the repurchased shares were cancelled.  The repurchases were made at an average price of US$2.16 per ordinary share (US$6.48 per ADS).

In May 2011, the Company approved share repurchase plan to repurchase up to $10 million of the outstanding ADSs from time to time though May 1, 2013. Pursuant to this plan, the Company repurchased an aggregate of 376,761 ordinary shares in open market transactions conducted between June and December 2012 for a cash consideration of RMB4,574 (US$723). and all the repurchased shares were cancelled. The purchases were made at an average price of US$1.83 per ordinary share (US$5.48 per ADS).

In December 2012, the Company approved a share repurchase plan to repurchase up $40 million of the outstanding ADSs from time to time and no expiry date was stipulated for the repurchase.

During January and July 2013, the Company repurchased an aggregate of 23,876,175 ordinary shares mainly under the private negotiated repurchase agreements for a cash consideration of RMB285,603 (US$45,955), and 23,624,376 ordinary shares repurchased were cancelled. 251,799 ordinary shares repurchased by the Company were accounted for at cost of RMB3,336(US$551) as treasury stock. The purchases were made at an average price of US$1.92 per ordinary share (US$5.77 per ADS).

19.                               MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

Full-time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees.  Chinese labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries.  Total provisions for such employee benefits were RMB35,384, RMB36,039 and RMB38,428 for the years ended December 31, 2011, 2012 and 2013, respectively.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share-related data)

20.                               FAIR VALUE MEASUREMENTS

Measured on recurring basis

The Group’s financial assets measured at fair value on a recurring basis as of December 31, 2012 and 2013 consists of available-for-sale securities as set out in Note 5 based on level 1 input because the Group used the quoted prices for identical instruments traded in active markets to value the investments.

The following table summarizes the Group’s financial assets measured and recorded at fair value on recurring basis as of December 31, 2012, and 2013, respectively:

	Quoted price in	Significant
	active markets	other	Significant
	for identical	observable	unobservable
	investments	inputs	inputs
	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
As of December 31, 2012
Assets:
Available-for-sale investments	15,575	—	—	15,575

Total assets at fair value	15,575	—	—	15,575

As of December 31, 2013
Assets:
Available-for-sale investments	7,127	—	—	7,127

Total assets at fair value	7,127	—	—	7,127

Measured at fair value on a nonrecurring basis

The Group measured certain intangible assets at their fair value on a nonrecurring basis, resulting an impairment loss of RMB5,901 recognized in 2012, as set out in Note 9. The Group determined the fair values of intangible assets based on a discounted cash flow model (e.g., excess earning method) using key assumptions including revenue growth rates and discount rates.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share-related data)

21.                               COMMITMENTS

(a)                                 Pursuant to a contract signed between Hongcheng Education and the Fourth Middle School of Anqing for the use of the school’s education resources, Hongcheng Education has committed to pay a royalty fee of RMB650 per annum from 2005 to 2007, RMB1,200 per annum from 2008 to 2010, and RMB1,200 per annum from 2011 to 2024.  The aggregate fees committed through 2024 were recognized as expenses on a straight-line basis, and the difference between the amount paid and the amount recognized is reported as amount due to related parties.  For the years ended December 31, 2011, 2012 and 2013, the amounts reported as expenses were RMB1,088 during each period.  The amounts recorded as deferred commitment fees included in accrued expenses and other current liabilities as of December 31, 2012 and 2013 were RMB1,350 and RMB1,238, respectively.

(b)                                 The Group leases certain office premises under non-cancelable operating leases through 2016.  Rental expenses under operating leases for 2011, 2012, and 2013 were RMB14,858, RMB18,091 and RMB15,960 respectively.

Future minimum lease payments under non-cancelable operating leases agreements are as follows:

Years ending December 31	RMB

2014	9,075
2015	4,355
2016	3,444
2017	2,002
2018 and thereafter	1,600
20,476

(c)                                  As of December 31, 2013, the Group had commitments totaling RMB65,827 for the expansion of the schools in Anqing, Pingdingshan and Jingzhou.  As of December 31, 2013, the remaining portion of capital commitment to the Jingzhou School for its expansion was RMB64,752, which included capital commitment for the on-going construction in progress of RMB5,572.  Since the construction of Jingzhou School is delayed, the Group is unable to make reasonable estimates regarding the timing of payment of capital commitments for Jingzhou School.  The capital commitments for the on-going construction in progress of Anqing and Pingdingshan schools totaling RMB1,075 as of December 31, 2013 are expected to be paid within 2014.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share-related data)

22.                               SEGMENT AND GEOGRAPHIC INFORMATION

The Group has been organized with four business segments: online degree programs, online tutoring programs, private primary and secondary schools and international and elite curriculum programs.

The Group’s chief operating decision maker is its chief executive officer.  Segment information provided to the chief operating decision maker is prepared using US GAAP.

The following sets forth the relevant information for the Group’s operating segments:

	As of December 31,
	2012	2013
	RMB	RMB

Assets
Online degree programs	937,541	1,018,814
Online tutoring programs	49,980	64,138
Private primary and secondary schools	150,723	148,576
International and elite curriculum programs	23,132	19,996
Corporate assets	80,877	89,246

Total assets	1,242,253	1,340,770

Liabilities
Online degree programs	184,190	186,491
Online tutoring programs	57,188	62,039
Private primary and secondary schools	112,008	103,552
International and elite curriculum programs	38,081	37,505
Corporate liabilities	3,684	288,542

Total liabilities	395,151	678,129

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share-related data)

22.                               SEGMENT AND GEOGRAPHIC INFORMATION - continued

The operating results of each segment are presented in the following table.

	For the years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB

Net revenue
Online degree programs	347,107	393,343	438,375
Online tutoring programs	25,755	25,266	31,312
Private primary and secondary schools	49,653	59,937	68,747
International and elite curriculum programs	13,344	9,776	9,506

Total net revenue	435,859	488,322	547,940

Cost of revenue
Online degree programs	124,242	137,689	147,597
Online tutoring programs	9,107	11,861	10,829
Private primary and secondary schools	36,127	42,713	46,945
International and elite curriculum programs	16,128	9,846	5,628

Total cost of revenue	185,604	202,109	210,999

Gross profit (loss)
Online degree programs	222,865	255,654	290,778
Online tutoring programs	16,648	13,405	20,483
Private primary and secondary schools	13,526	17,224	21,802
International and elite curriculum programs	(2,784)	(70)	3,878

Total gross profit	250,255	286,213	336,941

The Group does not allocate operating expenses to individual segments when making decisions about allocating resources to such segments and assessing their performance.  The Group primarily operates in the PRC.  All of the Group’s long-lived assets are located in the PRC.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share-related data)

22.                               SEGMENT AND GEOGRAPHIC INFORMATION - continued

The detail of net revenue of the Group was as follows:

	For the years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Third parties:
Online degree programs	97,284	121,541	146,816
Online tutoring programs	25,755	25,266	31,312
Private primary and secondary schools	49,653	59,937	68,747
International and elite curriculum programs	13,344	9,776	9,506
	186,036	216,520	256,381
Related parties:
Online education technical services, consulting services and recruiting services	249,823	271,802	291,559
	249,823	271,802	291,559
	435,859	488,322	547,940

The carrying amounts of goodwill and acquired intangible assets by operating segments were as follows:

	As of December 31,
	2012	2013
	RMB	RMB
Acquired intangible assets, net:
Online degree programs	43,798	41,439
Online tutoring programs	4,324	4,315
Private primary and secondary schools	2,442	2,189
International and elite curriculum programs	3,935	3,473
	54,499	51,416
Goodwill:
Online degree programs	17,960	17,960
Online tutoring programs	20,798	20,798
Private primary and secondary schools	—	—
International and elite curriculum programs	4,497	4,497
	43,255	43,255

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share-related data)

23.                               RELATED PARTY TRANSACTIONS

The noncontrolling shareholders of a number of the Company’s subsidiaries are universities that also purchase online education technical, consulting and recruiting services from the Group.  These universities are considered related parties of the Group.  Revenue generated from services provided to these universities was as follows:

	For the years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Online education technical and consulting services:
Online Education School of Dongbei University of Finance and Economics	46,459	54,576	62,202
Online Education School of Renmin University of China	56,758	47,389	47,138
Online Education School of Chongqing University	57,175	70,149	86,028
Online Education School of China Agricultural University	49,068	49,394	44,231
Online Education School of Beijing Language and Culture University	33,531	39,042	39,712
Online Education School of Central University of Finance and Economics	2,834	2,284	3,467
Online Education School of Guangxi Radio and TV University	251	1,585	340
Online Education School of Fujian Radio and TV University	3,747	5,191	5,792
Zhejiang Normal University	—	2,192	2,505
Shanghai Normal University	—	—	144
Total	249,823	271,802	291,559

Deferred revenues associated with services provided to related parties were as follows:

	As of December 31,
	2012	2013
	RMB	RMB
Online Education School of Dongbei University of Finance and Economics	14,616	11,692
Online Education School of Renmin University of China	11,431	12,133
Online Education School of Chongqing University	18,385	19,506
Online Education School of China Agricultural University	11,018	13,738
Online Education School of Beijing Language and Culture University	10,005	10,392
Online Education School of Guangxi Radio and TV University	76	55
Online Education School of Fujian Radio and TV University	150	193
	65,681	67,709

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share-related data)

23.                               RELATED PARTY TRANSACTIONS - continued

As of December 31, 2012 and 2013, the following balances were due from related parties:

	As of December 31,
	2012	2013
	RMB	RMB
Schools owned by the noncontrolling shareholders of the Company’s subsidiaries:
Online Education School of Dongbei University of Finance and Economics (i)	31,272	30,910
Online Education School of Renmin University of China (i)	71,361	46,081
Online Education School of Chongqing University (i)(ii)	107,396	143,059
Online Education School of China Agricultural University of China (i)	72,768	102,778
Online Education School of Beijing Language and Culture University (i)	14,133	13,418
Online Education School of Guangxi Radio and TV University (i)	325	521
Online Education School of Fujian Radio and TV University (i)	2,920	5,350
Zhejiang Normal University	1,988	1,516
Shanghai Normal University	—	117
Online Education School of Central University of Finance and Economics (i)	—	220
	302,163	343,970

(i)                                     The fees for services provided to the online schools are collected on a periodic basis.  The excess amount of revenue recognized over the cash collection is recorded as amounts due from related parties.

(ii)                                  The amounts due from Online Education School of Chongqing University includes RMB 41,979 of amounts due from related party-non-current as of December 31, 2012.

All of the amounts due from related parties are unsecured and non-interest bearing.  The Group expects the amounts to be received within the next 12 months.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share-related data)

23.                               RELATED PARTY TRANSACTIONS - continued

As of December 31, 2012 and 2013, the following balances were due to related parties:

	As of December 31,
	2012	2013
	RMB	RMB
Entity managed by management of the Group:
The Fourth Middle School of Anqing (ii)	1,926	1,853
Parent company of a noncontrolling shareholder:
Rendashiji Technology Development Co., Ltd.(iii)	522	8,199
Schools owned by the noncontrolling shareholders of the Company’s subsidiaries:
Online Education School of Dongbei University of Finance and Economics (i)	32,018	39,259
Online Education School of Chongqing University (i)	268	1,257
Online Education School of Central University of Finance and Economics (i)	226	220
Online Education School of China Agricultural University of China (i)	355	321
Online Education School of Guangxi Radio and TV University (i)	—	40
Online Education School of Fujian Radio and TV University (i)	46	47
Online Education School of Beijing Language and Culture University (i)	—	728
Zhejiang Normal University (i)	146	175
	35,507	52,099

(i)                                     The amounts represented cash collected on behalf of the related parties.

(ii)                                  The amount primarily represents royalty fees to be paid.

(iii)                               The amount represents dividend declared but not paid as of December 31, 2013.

All the amounts due to related parties are non-interest bearing and unsecured.  The Group expects the amounts to be repaid within one year.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share-related data)

24.                               STATUTORY RESERVES

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

For the years ended December 31, 2011, 2012 and 2013, the Group’s entities in the PRC made appropriations to the general reserves and development fund of RMB7,043, RMB4,341 and RMB5,094, respectively.

25.                               RESTRICTED NET ASSETS

The Group’s restricted net assets include the paid-in-capital and statutory reserves of the Group’s PRC schools and entities.  Relevant PRC statutory laws and regulations restrict the payments of dividends by the Group’s PRC schools and entities from their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.  In addition, general reserve (see Note 24) requiring annual appropriations of 10% of after-tax profit and development fund (see Note 24) requiring annual appropriations of 25% of after-tax profit or 25% of the annual increase of net assets should be set aside prior to the payment of dividends.

As a result of these PRC laws and regulations, the Group’s entities in the PRC are restricted in their ability to transfer a portion of their net assets to the Group.  As of December 31, 2012, and 2013, the amounts of restricted net assets were RMB509,421 and RMB524,148, respectively.

CHINAEDU CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share-related data)

26.                               SUBSEQUENT EVENTS

On December 31, 2013, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”)with ChinaEdu Holdings Limited (“Holdings”) and ChinaEdu Merger Sub Limited (“Merger Sub”) pursuant to which Merger Sub will be merged with and into the Company (the “Merger”) and cease to exist, with the Company continuing as the surviving corporation and becoming a wholly-owned subsidiary of Holdings.

The Merger Agreement was approved and authorized by the requisite vote of the Company’s shareholders on the extraordinary general meeting held on April 18, 2014 and the Merger was declared effective on April 23, 2013. Each ordinary share of the Company, par value $0.01 per share (“Share”) issued and outstanding immediately prior to the effective time of the Merger was cancelled and cease to exist and was converted into and exchanged for the right to receive $2.33 and each of the Company’s ADS, each representing three Shares, was cancelled in exchange for the right to receive $7.00, in each case, in cash, without interest and net of any applicable withholding taxes. The total cash consideration to close the Merger was $30.7 million. On April 23, 2014, Holdings drew down the full amount of USD30.0 million to pay out the above merger considerations from the facility agreement that it entered into with China Merchants Bank Co., Ltd., Hong Kong Branch. The remainder $0.7 million of the merger consideration was funded by the Company’s own cash.

On April 23, 2014, the effective time of the Merger, each option to purchase Shares (each, a “Company Option”) granted pursuant to the Company Plan that was then outstanding and unexercised, whether or not vested, were cancelled and converted into and exchanged for an option to acquire one fully paid and non-assessable ordinary share, par value $0.001 per share, of Holdings (each, a “Holdings Option”). Each Holdings Option has an exercise or purchase price equal to the exercise or purchase price of the corresponding Company Option. Each Holdings Option retains the same grant date, the same vesting or exercise schedule, the same term and expiration date and substantially the same other material terms and conditions as each Company Option.

On April 23, 2014, each restricted stock unit granted pursuant to the Company Plan (each, a “Company RSU “) was cancelled and converted into and exchanged for a restricted stock unit of Holdings (each, a “Holdings RSU”). Each Holdings RSU is subject to the same terms and conditions as each Company RSU.

CHINAEDU CORPORATION

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(In thousands, except share-related data)

	As of December 31,
	2012	2013	2013
	RMB	RMB	US$
Assets

Current assets:
Cash and cash equivalents	137	3821	631
Short-term investments	15,575	7,127	1,177
Prepaid expenses and other current assets	1,079	631	104
Amounts due from related parties	66,167	79,649	13,157
Total current assets	82,958	91,228	15,069
Investments in subsidiaries and VIE	572,995	635,496	104,976
Total assets	655,953	726,724	120,045

Liabilities and Equity

Current liabilities:
Accrued expenses and other current liabilities	1,195	483	79
Amount due to related parties	1,922	68,061	11,243
Short-term debt	—	4,056	670
Total current liabilities	3,117	72,600	11,992
Deferred revenue	2,645	2,059	340
Long-term debt	—	215,863	35,658
Total liabilities	5,762	290,522	47,990

Equity:
Ordinary shares (RMB0.08 (US$0.01) par value; 100,000,000 shares authorized; 53,428,219 and 47,676,331 shares issued and outstanding, respectively as of December 31, 2012; 30,883,842 and 25,673,185 shares issued and outstanding, respectively as of December 31, 2013)	4,070	2,715	448
Additional paid-in capital	682,239	422,322	69,763
Treasury stock	—	(3,336)	(551)
Accumulated deficits	(5,224)	45,274	7,479
Accumulated other comprehensive loss	(30,894)	(30,773)	(5,084)
Total equity	650,191	436,202	72,055
Total liabilities and equity	655,953	726,724	120,045

CHINAEDU CORPORATION

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF OPERATIONS

(In thousands, except share-related data)

	For the years ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Operating expenses:
General and administrative (including share-based compensation of RMB6,483, RMB8,258, and RMB9,887 for 2011, 2012 and 2013, respectively)	(10,775)	(8,881)	(22,205)	(3,668)
Loss from operations	(10,775)	(8,881)	(22,205)	(3,668)

Other income	547	534	512	85
Exchange loss	—	—	(2,728)	(451)
Interest income	1,176	892	503	82
Interest expense	—	—	(9,739)	(1,609)
Investment (loss) income	(201)	226	496	82
Equity in earnings of subsidiaries and VIE	26,074	45,200	85,450	14,115
Provision for income taxes - current	—	—	(1,791)	(296)
Net income	16,821	37,971	50,498	8,340

CHINAEDU CORPORATION

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF OPERATIONS

(In thousands, except share-related data)

	For the years ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$

Net income	16,821	37,971	50,498	8,340
Other comprehensive income(losses), net of taxes of nil:
Foreign currency translation adjustments	(7,019)	(2,585)	1,066	176
Change in fair value of available-for-sale investments	187	1,247	(945)	(156)
Comprehensive income attributable to ChinaEdu Corporation shareholders	9,989	36,633	50,619	8,360

CHINAEDU CORPORATION

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF CHANGES IN EQUITY

(In thousands, except share-related data)

						Accumulated
			Additional			other
	Ordinary shares		paid-in		Accumulated	comprehensive
	Outstanding shares	Amount	capital	Treasury stock	deficits	income (loss)	Total
		RMB	RMB		RMB	RMB	RMB

Balance at January 1, 2011	47,689,306	4,071	674,648	—	(60,016)	(22,724)	595,979
Repurchase and cancellation of ordinary shares	(590,205)	(38)	(8,205)	—	—	—	(8,243)
Exercise of share options	116,787	8	590	—	—	—	598
Amortization of share-based compensation	—	—	6,483	—	—	—	6,483
Foreign currency translation adjustments	—	—	—	—	—	(7,019)	(7,019)
Change in fair value of available-for-sale	—	—	—	—	—	187	187
Net income	—	—	—	—	16,821	—	16,821
Balance at December 31, 2011	47,215,888	4,041	673,516	—	(43,195)	(29,556)	604,806
Repurchase and cancellation of ordinary shares	(376,761)	(24)	(4,550)	—	—	—	(4,574)
Exercise of share options	837,204	53	5,015	—	—	—	5,068
Amortization of share-based compensation	—	—	8,258	—	—	—	8,258
Foreign currency translation adjustments	—	—	—	—	—	(2,585)	(2,585)
Change in fair value of available-for-sale	—	—	—	—	—	1,247	1,247
Net income	—	—	—	—	37,971	—	37,971
Balance at December 31, 2012	47,676,331	4,070	682,239	—	(5,224)	(30,894)	650,191
Repurchase and cancellation of ordinary shares	(23,876,175)	(1,469)	(280,798)	(3,336)	—	—	(285,603)
Exercise of share options	1,873,029	114	10,994	—	—	—	11,108
Amortization of share-based compensation	—	—	9,887	—	—	—	9,887
Foreign currency translation adjustments	—	—	—	—	—	1,066	1,066
Change in fair value of available-for-sale	—	—	—	—	—	(945)	(945)
Net income	—	—	—	—	50,498	—	50,498
Balance at December 31, 2013	25,673,185	2,715	422,322	(3336)	45,274	(30,773)	436,202
		$448	$69,763	$(551)	$7,479	$(5,084)	$72,055

CHINAEDU CORPORATION

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FLOWS

(In thousands, except share-related data)

	For the years ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	16,821	37,971	50,498	8,340
Adjustments to reconcile net income to net cash used in operating activities:
Share based compensation	6,483	8,258	9,887	1,633
Investment (loss) income	201	(226)	(496)	(82)
Equity in earnings of subsidiaries and VIE	(26,074)	(45,200)	(85,450)	(14,115)
Changes in assets and liabilities:
Prepaid expenses and other current assets	242	(31)	669	111
Amounts due from related parties	(1,574)	(1,897)	2,564	424
Accrued expense and other liabilities	242	(2,907)	(766)	(129)
Amount due to a related party	16	—	72,012	11,896
Deferred revenue	(546)	(529)	(578)	(95)
Net cash (used in) provided by operating activities	(4,189)	(4,561)	48,340	7,983

Cash flows from investing activities:
Purchase of term deposits	—	—	(3,632)	(600)
Maturity of term deposits	—	—	3,632	600
Proceeds from the sale of investment	8,306	7,953	7,832	1,294
Purchase of investments	(2,556)	(4,546)	—	—
Net cash provided by investing activities	5,750	3,407	7,832	1,294

Cash flows from financing activities:
Repurchase and cancellation of ordinary shares	(7,437)	(4,574)	(285,603)	(47,178)
Proceeds from exercise of share options	598	5,068	11,108	1,835
Finance costs relates to loans	—	—	(3,822)	(631)
Proceeds from borrowings of short-term debt	—	—	68,410	11,301
Proceeds from borrowings of long-term debt	—	—	380,261	62,815
Repayment of borrowings of short-term debt	—	—	(63,290)	(10,455)
Repayment of borrowings of long-term debt	—	—	(159,750)	(26,389)
Prepayment for shares repurchases	(168)	—	—	—
Net cash provided by financing activities	(7,007)	494	(52,686)	(8,702)
Effect of exchange rate changes	80	53	198	33
Net decrease in cash and cash equivalents	(5,366)	(607)	3,684	608
Cash and cash equivalents, beginning of year	6,110	744	137	23
Cash and cash equivalents, end of year	744	137	3,821	631

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

2.                                      INVESTMENTS IN SUBSIDIARIES AND VIE

In its consolidated financial statements, the Parent Company consolidates the results of operations and assets and liabilities of its subsidiaries, VIE and VIE’s subsidiaries, and inter-company balances and transactions were eliminated upon consolidation. For the purpose of the Parent Company’s stand-alone financial statements, its investments in subsidiaries, VIE and VIE’s subsidiaries are reported using the equity method of accounting as a single line item and the Parent Company’s share of income from its subsidiaries, VIE and VIE’s subsidiaries are reported as the single line item of equity in losses of subsidiaries and VIE. Ordinarily under the equity method, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this Schedule I, the Parent Company has continued to reflect its share, based on its proportionate interest, of the losses of a subsidiary or VIE regardless of the carrying value of the investment even though the Parent Company is not obligated to provide continuing support or fund losses.

The Parent Company carried the investments in subsidiaries and VIE at RMB572,995 and RMB 635,496 as of December 31, 2012 and 2013, respectively. The Parent Company’s share of equity in income in subsidiaries and the VIE recognized for the years ended December 31, 2011, 2012 and 2013 was RMB26,074, RMB45,200 and RMB85,450, respectively.

3.                                     INCOME TAXES

The Company is a Cayman Islands company, and therefore is not subject to income taxes for all the years presented.

CHINAEDU CORPORATION

NOTES TO ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

(In thousands, except share-related data)

4.                                      RELATED PARTY TRANSACTIONS

The following represents related party balances as of December 31, 2012 and 2013:

	As of December 31,
	2012	2013
	RMB	RMB
Amounts due from related parties:
Former director-Yang Xueshan (i)	14,840	14,840
Vice President-Xie Changqing (i)	39,360	39,360
CMR (ii)	5,467	20,370
Hongcheng Liye (iii)	2,499	2,499
BJ-BCIT (iv)	1,817	1,822
Hongcheng Technology (iii)	2,087	655
Others	97	103
	66,167	79,649
Amount due to related parties:
Hongcheng Online (v)	—	66,125
WITT (vi)	1,587	1,546
Others	335	390
	1,922	68,061

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

(v)                   The amounts represent the payment of share repurchase made by a subsidiary on behalf of the Company.

(vi)                The amounts represent the expenses paid by a subsidiary company on behalf of the Company.